DirectEdge

EDGA Exchange, Inc.
Form 1 Application and Exhibits

Everybody Needs
Some Edge

EDGA Exchange, Inc.

Form 1 Application and Exhibits

10-194

09052527

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 05/06/09	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☒ APPLICATION ☐ AMENDMENT

1. State the name of the applicant: EDGA Exchange, Inc.
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   545 Washington Boulevard, 6th Floor, Jersey City, NJ 07310
3. Provide the applicant's mailing address (if different):

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 7 2009
DIVISION OF MARKET REGULATION

4. Provide the applicant's business telephone and facsimile number:
   201-942-8200 (Telephone) 201-557-8019 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   William O'Brien (Name) CEO (Title) 201-942-8201 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Eric Hess, General Counsel
   545 Washington Boulevard, 6th Floor
   Jersey City, NJ 07310
7. Provide the date applicant's fiscal year ends: December 31,
8. Indicate legal status of applicant: ☒ Corporation ☐ Sole Proprietorship ☐ Partnership ☐ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 03/09/09 (b) State/Country of formation: Delaware/United States of America

   (c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 05/06/09 (MM/DD/YY) EDGA Exchange, Inc. (Name of applicant)

By: [signature] (Signature) William O'Brien (Printed Name and Title)

Subscribed and sworn before me this 6th day of May (Month), 2009 (Year) by Rowena B Basalatan (Notary Public)

My Commission expires 08/05/13 County of Hudson State of New Jersey

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

Rowena B Basalatan

5/06/09

EDGA Exchange, Inc.

Form 1 Application and Exhibits

Direct Edge

EDGA Exchange, Inc.
545 Washington Boulevard, 6th Floor
Jersey City, New Jersey 07310

May 6, 2009

VIA OVERNIGHT COURIER

Jamie Brigagliano
Deputy Director
Division of Trading and Markets
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-0001

Dear Brigagliano:

On behalf of EDGA Exchange, Inc. ("EDGA"), enclosed for official filing is an original and two copies of a Form 1 Application for EDGA's registration as a national securities exchange. Please do not hesitate to contact me if you have any questions.

Very truly yours,

Eric W. Hess, Esq.
Secretary and General Counsel

Enclosures

cc: Hon. Mary Schapiro, Chairman
Hon. Luis A. Aguilar, Commissioner
Hon. Kathleen L. Casey, Commissioner
Hon. Troy A. Parades, Commissioner
Hon. Elisse B. Walter, Commissioner
David Shillman, Associate Director
David Hsu, Senior Special Counsel
William O'Brien, Direct Edge

Exhibit A

Exhibit Request:

A copy of the constitution, articles of incorporation or association with all subsequent amendments, and of existing by-laws or corresponding rules or instruments, whatever the name, of the applicant.

Response:

EDGA Exchange, Inc. ("EDGA Exchange" or the "Exchange") is applying to register as a national securities exchange pursuant to Section 6(a) of the Securities Exchange Act of 1934. The following materials are submitted in response to this Exhibit A:

1. Certificate of Incorporation of EDGA Exchange, Inc.
2. By-Laws of EDGA Exchange, Inc.
3. Proposed Amended and Restated By-Laws of EDGA Exchange, Inc.

Exhibit B

Exhibit Request:

A copy of all written rulings, settled practices having the effect of rules, and interpretations of the Governing Board or other committee of the applicant in respect of any provisions of the constitution, by-laws, rules, or trading practices of the applicant which are not included in Exhibit A.

Response:

1. Proposed Rules of EDGA Exchange, Inc.

2. Form of resolution of German parent corporation (to be adopted by the Eurex Frankfurt AG Executive Board, Eurex Frankfurt AG Supervisory Board, Deutsche Börse AG Executive Board, and Deutsche Börse AG Supervisory Board prior to approval of this Application)

3. Form of resolution of Swiss parent corporation (to be adopted by the Eurex Zürich AG Executive Board, Eurex Zürich AG Board of Directors, SIX Group AG Board of Directors, SIX Group AG Executive Board, SIX Swiss Exchange AG Board of Directors, and SIX Swiss Exchange AG Executive Board prior to approval of this Application)

4. Proposed Amended and Restated Trust Agreement for International Securities Exchange Holdings, Inc. and U.S. Exchange Holdings, Inc. (to be executed prior approval of this Application)

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response:

Please see below responses for the following entities:

A. Deutsche Börse AG

1. *Name:* Deutsche Börse AG
   Address: Neue Börsenstr. 1 60487 Frankfurt/Main Germany
2. *Form of organization:* German Stock Corporation

3. *Name of state, statute under which organized and date of incorporation:* Deutsche Börse AG is a German Stock Corporation duly incorporated and organized under the German Stock Corporation Act on July 6, 1990.

4. *Brief description of nature and extent of affiliation:* Deutsche Börse AG is a fifty percent (50%) shareholder of Eurex Zürich AG, which is the sole owner of Eurex Frankfurt AG. Eurex Frankfurt AG is the sole owner of U.S. Exchange Holdings, Inc., which is the sole owner of ISE Holdings. ISE Holdings is the owner of a 31.54% equity interest in Direct Edge Holdings LLC. The Exchange is wholly owned by Direct Edge Holdings LLC.

5. *Brief description of business or functions:* Deutsche Börse AG is the parent company of Deutsche Börse Group (DBG), which covers the entire securities process chain from trading over clearing all the way to settlement and custody. DBG is also a provider of IT solutions and an insourcing partner for the global securities industry as well as a leading provider of market data and analytics.

6. *Copy of constitution: See attached Articles of Incorporation*

7. *Copy of articles of incorporation or association and amendments: See attached* Articles of Incorporation

8. Copy of existing by-laws: See attached Articles of Incorporation

9. Name and title of present officers, governors, members of standing committees and persons performing similar functions:

- **Executive Committee**
    - Reto Francioni
    - Frank Gerstenschläger
    - Andreus Preuß
    - Jeffrey Tessler
    - Michael Kuhn

- **Supervisory Board**
    - Dr. Manfred Gentz
    - Gerhard Roggemann
    - Herbert Bayer
    - Udo Behrenwaldt
    - Richard Berliand
    - Birgit Bokel
    - Hans-Peter Gabe
    - Richard Hayden
    - Craig Helmark
    - Dr. Konrad Hummler
    - David Krell
    - Hermann-Josef Lamberti
    - Friedrich Merz
    - Friedrich von Metzler
    - Thomas Neiße

- Roland Prantl
- Sadegh Rismanchi
- Gerhard Roggeman
- Dr. Erhard Schipporeit
- Dr. Herbert Walter
- Otto Wierczimok
- Johannes Witt

- **Officers**

  - Reto Francioni (CEO)
  - Frank Gerstenschläger
  - Andreus Preuß
  - Jeffrey Tessler
  - Michael Kuhn

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

B. Direct Edge ECN LLC

1. *Name:* Direct Edge ECN LLC
   Address: 545 Washington Boulevard, Jersey City, NJ 07310

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2005.

4. *Brief description of nature and extent of affiliation:* Direct Edge ECN LLC is wholly-owned by Direct Edge Holdings LLC, which will also be the applicant's 100% owner.

5. *Brief description of business or functions:* Direct Edge ECN LLC will provide outbound routing of orders from the Exchange to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers. See also proposed Exchange Rule 2.11 and 2.12 for details regarding Direct Edge ECN LLC.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:* See attached Certificate of Formation for Direct Edge ECN LLC, filed April 19, 2005, Certificate of Amendment to the Certificate of Formation of Direct Edge ECN LLC, filed April 29, 2005, and Certificate of Amendment to the Certificate of Formation of Direct Edge ECN LLC, filed August 23, 2005.

8. *Copy of existing by-laws:* See attached Third Amended and Restated Limited Liability Company Operating Agreement of Direct Edge ECN LLC, dated July 21, 2008.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

   - **Directors**
     - Not applicable. Direct Edge ECN LLC is managed by its sole member, Direct Edge Holdings LLC.
   - **Officers**
     - William O'Brien (CEO)
     - William Karsh (Chief Operating Officer)
     - Steven Bonanno (Chief Technology Officer)
     - Bryan Harkins (Head of Sales and Strategy)
     - Glen Badach (Controller)
     - Romeo Bermudez (Chief Compliance Officer)
     - Eric Hess (General Counsel)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

C. Direct Edge Holdings LLC

1. *Name:* Direct Edge Holdings LLC
   Address: 545 Washington Boulevard, Jersey City, NJ 07310.

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on June 5, 2007.

4. *Brief description of nature and extent of affiliation:* Direct Edge Holdings LLC will be the applicant's 100% owner.

5. *Brief description of business or functions:* Direct Edge Holdings LLC will be the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:* See attached Certificate of Formation for Direct Edge Holdings LLC, filed June 5, 2007.

8. *Copy of existing by-laws:* See attached current Fourth Amended and Restated Limited Liability Company Operating Agreement of Direct Edge Holdings LLC, dated April 13, 2009 which has been executed by all of the Members of Direct Edge Holdings LLC.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

   - **Directors**

     - William O'Brien
     - Leonard J. Amoruso
     - James P. Smyth
     - Neil Fitzpatrick
     - Matthew Andresen
     - Greg A. Tusar
     - John Willian
     - Thomas Asher
     - Gary Katz
     - Michael Simon
     - Joseph A. Baumer

   - **Officers**

     - William O'Brien (Chief Executive Officer)
     - Glen Badach (Controller)
     - Eric Hess (Secretary)
     - Romeo Bermudez (Assistant Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

D. EDGX Exchange, Inc. ("EDGX")

1. *Name:* EDGX Exchange, Inc.
   Address: 545 Washington Boulevard, Jersey City, NJ 07310

2. *Form of organization:* Corporation

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under the General Corporation Law of the State of Delaware March 9, 2009

4. *Brief description of nature and extent of affiliation:* EDGX Exchange, Inc. is wholly-owned by Direct Edge Holdings LLC, the applicant's sole owner.

5. *Brief description of business or functions:* EDGX Exchange, Inc. has, simultaneously herewith, filed a Form I pursuant to Section 6 of the Exchange Act with the Commission for approval to operate a separate national securities exchange.

6. *Copy of constitution:* Not applicable

7. *Copy of articles of incorporation or association and amendments:* See attached

8. *Copy of existing by-laws:* See attached Bylaws and the proposed Amended and Restated By-Laws of EDGX Exchange, Inc.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

    - **Directors**

        - William O'Brien (pending full board designation)

    - **Officers**

        - William O'Brien (CEO)
        - William Karsh (Chief Operating Officer)
        - Steven Bonanno (Chief Technology Officer)
        - Bryan Harkins (Head of Sales and Strategy)
        - Glen Badach (Controller)
        - Eric Hess (Chief Regulatory Officer and General Counsel)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable

E. ETC Acquisition Corp.

1. *Name:* ETC Acquisition Corp.
   Address: 60 Broad Street, New York, NY 10004

2. *Form of Organization:* Corporation

3. *Name of state and statute citation under which organized:* ETC Acquisition Corp. is a Delaware corporation duly organized on April 3, 2002.

4. *Brief description of nature and extent of affiliation:* ETC Acquisition Corp. is a wholly-owned subsidiary of International Securities Exchange Holdings, Inc.

5. *Brief description of business or functions:* ETC Acquisition Corp. facilitates the leasing of Competitive Market Maker (CMM) memberships on International Securities Exchange LLC's options exchange.

6. *Copy of the constitution*: Not applicable

7. *Copy of the articles of incorporation or association and amendments*: See attached certificate of incorporation

8. *Copy of existing by-laws:* See attached bylaws

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*:

   - **Directors**:
     - Gary Katz
     - Michael J. Simon
   - **Officers:**
     - Gary Katz (President)
     - Michael J. Simon (Secretary)
     - Bruce Cooperman (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

F. Eurex Frankfurt AG

1. *Name:* Eurex Frankfurt AG
   Address: Neue Börsenstraße. 1 60487 Frankfurt/Main Germany

2. *Form of organization:* German Stock Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Eurex Frankfurt AG is a German Stock Corporation duly incorporated and organized under the German Stock Corporation Act on September 24, 1998.

4. *Brief description of nature and extent of affiliation:* Eurex Frankfurt AG is a wholly owned subsidiary of Eurex Zürich AG. Eurex Frankfurt AG is the sole owner of U.S. Exchange Holdings, Inc., which is the sole owner of ISE Holdings, Inc. ISE Holdings is the owner of a 31.54% equity interest in Direct Edge Holdings LLC. The Exchange is wholly owned by Direct Edge Holdings LLC.

5. *Brief description of business or functions:* Eurex Frankfurt AG is the operational body of the derivatives exchange (Eurex Deutschland), a marketplace for the trading and clearing of options and futures. Eurex Frankfurt AG operates Eurex Deutschland by providing financial and personnel resources and facilities.

6. *Copy of constitution:* See attached Articles of Association in German.

7. *Copy of articles of incorporation or association and amendments:* See attached Articles of Association in German.

8. *Copy of existing by-laws:* See attached Articles of Association in German.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

- **Executive Board**
    - Andreas Preuß (CEO)
    - Jürg Spillmann (Deputy CEO)
    - Dr. Thomas Book
    - Gary Katz
    - Thomas Lenz
    - Michael Peters
    - Peter Reitz

- **Supervisory Board**
    - Dr. Hugo Bänziger
    - Walter Baumann
    - Dr. Reto Francioni
    - Prof. Dr. Peter Gomez
    - Dr. Ing Michael Kuhn
    - Dr. Roger Müller
    - Dr. Martin Reck
    - Dr. Urs Rüegsegger
    - Jacques de Saussure
    - Nicholas Teller

- **Officers**
    - Andreas Preuß (CEO)
    - Jürg Spillmann (Deputy CEO)
    - Dr. Thomas Book
    - Gary Katz
    - Thomas Lenz
    - Michael Peters
    - Peter Reitz

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

G. Eurex Zürich AG

1. *Name:* Eurex Zürich AG
   Address: Selnaustrasse 30, 8001 Zürich Switzerland

2. *Form of organization:* Stock corporation.

3. *Name of state, statute under which organized and date of incorporation:* Organized under the laws of Switzerland on December 19, 1986.

4. *Brief description of nature and extent of affiliation:* Eurex Zürich is the sole owner of Eurex Frankfurt AG, which is the sole owner of U.S. Exchange Holdings, Inc. U.S. Exchange Holdings, Inc. is the sole owner of ISE Holdings, which is the owner of a 31.54% equity interest in Direct Edge Holdings LLC. The Exchange is wholly owned by Direct Edge Holdings LLC.

5. *Brief description of business or functions:* Operation of an electronic derivatives exchange (e.g. options and futures) for financial products.

6. *Copy of constitution:* See attached Articles of Association.

7. *Copy of articles of incorporation or association and amendments:* See attached Articles of Association.

8. *Copy of existing by-laws:* See attached Articles of Association.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

- **Executive Board**
    - Andreas Preuß (CEO)
    - Jürg Spillmann (Deputy CEO)
    - Dr. Thomas Book
    - Gary Katz
    - Thomas Lenz
    - Michael Peters
    - Peter Reitz

- **Board of Directors**
    - Prof. Dr. Peter Gomez, Chairman
    - Dr. Reto Francioni, Vice Chairman
    - Dr. Hugo Bänziger
    - Walter J. Baumann
    - Dr. Ing Michael Kuhn
    - Dr. Roger Müller
    - Dr. Martin Reck
    - Jacques de Saussure
    - Nicholas Teller
    - Dr. Urs Rüegsegger

- **Officers**
    - Andreas Preuß (CEO)
    - Jürg Spillmann (Deputy CEO)
    - Dr. Thomas Book
    - Gary Katz
    - Thomas Lenz
    - Michael Peters
    - Peter Reitz

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

H. International Securities Exchange Holdings, Inc. ("ISE Holdings")

1. *Name:* International Securities Holdings, Inc.
   Address: 60 Broad Street, New York, NY 10004

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under the General Corporation Law of the State of Delaware on November 16, 2004.

4. *Brief description of nature and extent of affiliation:* ISE Holdings is wholly owned by U.S. Exchange Holdings, Inc. ISE Holdings is the sole owner of International Securities Exchange LLC and the owner of a 31.54% equity interest in Direct Edge Holdings LLC. The Exchange is wholly owned by Direct Edge Holdings LLC.

5. *Brief description of business or functions:* The ISE Holdings is the holding company for International Securities Exchange LLC and holds an indirect interest in the Exchange. It does not operate a business.

6. *Copy of constitution:* Not applicable

7. *Copy of articles of incorporation or association and amendments:* See attached Amended and Restated Certificate of Incorporation originally filed on November 16, 2004.

8. *Copy of existing by-laws:* See attached Amended and Restated Bylaws of International Securities Exchange Holdings, Inc., as amended on December 23, 2008.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

   - **Directors**
     - Gary Katz
     - Andreas Preuß
     - Jürg Spillman
   - **Officers**
     - Gary Katz-President and Chief Executive Officer
     - Bruce Cooperman-Treasurer and Chief Financial Officer
     - Michael Simon-Secretary

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

I. International Securities Exchange, LLC ("ISE LLC")

1. *Name:* International Securities Exchange, LLC
   Address: 60 Broad Street, New York, NY 10004

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on November 16, 2004.

4. *Brief description of nature and extent of affiliation:* On December 23, 2008, Direct Edge Holdings, LLC and International Securities Exchange Holdings, Inc. completed a transaction whereby Direct Edge Holdings, LLC owns and operates ISE Stock Exchange, a fully electronic equities marketplace, and ISE LLC retains legal and regulatory responsibility for ISE Stock Exchange. To facilitate this relationship, Direct Edge Holdings, LLC and ISE, LLC entered into a Facilities Management Agreement on August 21, 2008 whereby the ISE LLC manages certain infrastructure of the Exchange.*

5. *Brief description of business or functions:* ISE LLC operates a registered national securities exchange. It currently offers options trading on underlying equity, ETF, index, and foreign currency options products. In addition, ISE LLC retains legal and regulatory responsibility for the ISE Stock Exchange facility as such term is defined in Section 3(a)(2) of the Exchange Act (the "Facility"), operated by Maple Merger Sub. The Facility will cease to operate upon the commencement of operations of EDGX Exchange, Inc. and EDGA Exchange, Inc. as registered exchanges.

6. *Copy of constitution:* See attached Amended and Restated Constitution of International Securities Exchange, LLC last amended December 28, 2007.

7. *Copy of articles of incorporation or association and amendments:* See attached Certificate of Formation for International Securities Exchange, LLC dated November 16, 2004.

8. *Copy of existing by-laws:* See attached Second Amended and Restated Limited Liability Company Agreement of International Securities Exchange, LLC, dated September 1, 2006.

---

* The term "Facilities" in Item 4 references underlying infrastructure for the operation of exchanges and the ATS owned by Direct Edge Holdings, Inc. and is not intended to refer to the statutory definition of "facility" as set forth in Section 3(a)(2) of the Securities and Exchange Act of 1934.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

- **Directors**

The ISE, LLC Board of Directors has 16 members, eight of whom are non-industry public directors. The Chief Executive Officer of the ISE, LLC exchange is also on the board. There is also one former employee director on the board.

  - Matthew Andresen
  - Peter Bottini
  - Timothy Brennan
  - Mark Dehnert
  - Sean Flynn
  - Frank J. Jones, Ph.D.
  - Michael Juneman
  - Barbara Diamond
  - Sarah A. Miller
  - Andreas Preuß
  - Richard Schmalensee, Ph.D.
  - Joseph Stefanelli
  - Kenneth Vecchione
  - Gary Katz
  - David Krell

- **Officers**

  - Gary Katz (President and Chief Executive Officer)
  - Thomas Ascher (Chief Strategy Officer)
  - Bruce Cooperman (Treasurer and Chief Financial Officer)
  - Daniel Friel (Chief Information Officer)
  - Michael Simon (General Counsel, Secretary and Chief Regulatory Officer)
  - Bruce Goldberg (Chief Marketing Officer)

- **Standing Committees**

<u>Compensation Committee</u>

  - Barbara Diamond
  - Sarah A. Miller
  - Richard Schmalensee, Ph.D.
  - Joseph Stefanelli
  - Kenneth Vecchione

<u>Corporate Governance Committee</u>

  - Frank J. Jones

- Barbara Diamond
- Sarah Miller
- Andreas Preuß
- Richard Schmalensee, Ph.D.
- Joseph Stefanelli
- Kenneth Vecchione

Finance and Audit Committee

- Frank J. Jones
- Barbara Diamond
- Andreas Preuß
- Kenneth Vecchione

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

J. ISE Ventures, LLC

1. *Name:* ISE Ventures, LLC
   Address: 60 Broad Street, New York, NY 10004
2. *Form of Organization:* Limited Liability Company
3. *Name of state and statute citation under which organized:* ISE Ventures, LLC is a Delaware limited liability company duly organized on July 6, 2007.
4. *Brief description of nature and extent of affiliation:* ISE Ventures, LLC is a wholly-owned subsidiary of International Securities Exchange Holdings, Inc
5. *Brief description of business or functions:* ISE Ventures, LLC is the holding company for the non-U.S. business ventures of International Securities Exchange Holdings, Inc. ISE Ventures, LLC is currently dormant.
6. *Copy of the constitution*: See attached documents
7. *Copy of the articles of incorporation or association and amendments*: See attached documents
8. *Copy of existing by-laws:* See attached documents
9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*:

   - **Officers:**
     - Gary Katz (President)
     - Michael J. Simon (Secretary)
     - Bruce Cooperman (Treasurer)

10. *Indication of whether such business or organization ceased to be associated* with the applicant during previous year: Not applicable.

K. Longitude LLC

1. *Name:* Longitude LLC
   Address: 60 Broad Street, New York, NY 10004

2. *Form of Organization:* Limited Liability Company

3. *Name of state and statute citation under which organized:* Longitude LLC is a Delaware limited liability company duly organized on January 24, 2006.

4. *Brief description of nature and extent of affiliation:.* Longitude LLC is a wholly-owned subsidiary of International Securities Exchange Holdings, Inc.
5. *Brief description of business or functions:* Longitude LLC is an alternative trading platform. Longitude LLC is currently dormant.

6. *Copy of the constitution*: Not applicable

7. *Copy of the articles of incorporation or association and amendments*: See attached certificate of incorporation

8. *Copy of existing by-laws:* See attached bylaws

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*:

   - **Board of Managers:**
     - Gary Katz
     - Bruce Cooperman
     - Thomas A. Ascher
   - **Officers:**
     - Gary Katz (President)
     - Michael J. Simon (Secretary)
     - Bruce Cooperman (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

L. Maple Merger Sub, LLC

1. *Name:* Maple Merger Sub, LLC
   Address: 545 Washington Boulevard, Jersey City, NJ 07310

2. *Form of organization:* Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of

the State of Delaware on August 21, 2008.

4. *Brief description of nature and extent of affiliation:* Maple Merger Sub, LLC is wholly-owned by Direct Edge Holdings LLC, the applicant's sole owner.

5. *Brief description of business or functions:* Maple Merger Sub, LLC operates a Facility, as such term is defined in Section 3(a)(2) of the Exchange Act, of ISE LLC. . The Facility will cease to operate upon the commencement of operations of EDGX Exchange, Inc. and EDGA Exchange, Inc. as registered exchanges.

6. *Copy of constitution:* Not applicable.

7. *Copy of articles of incorporation or association and amendments:* See attached Certificate of Formation for Maple Merger Sub, LLC filed August 21, 2008.

8. *Copy of existing by-laws:* See attached Limited Liability Company Operating Agreement of Maple Merger Sub, LLC, dated August 21, 2008.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

   - **Directors**

   Not applicable. Maple Merger Sub, LLC is managed by its sole member, Direct Edge Holdings LLC.

   - **Officers**

     - William O'Brien (Chief Executive Officer and President)
     - Eric Hess (Vice President and Secretary)
     - Glen Badach (Treasurer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

M. SIX Group AG

1. *Name:* SIX Group AG
   Address: Selnaustrasse 30, 8001 Zürich Switzerland

2. *Form of Organization:*Stock corporation

3. *Name of state and statute citation under which organized:* Organized under the laws of Switzerland on December 19, 2002

4. *Brief description of nature and extent of affiliation:* SIX Group is a 100% shareholder of SIX Swiss Exchange AG.

5. *Brief description of business or functions*: Holding and managing participations in companies in the stock market, banking, financial

infrastructure and financial services sectors as a joint undertaking of Swiss financial institutions.

6. *Copy of the constitution*: See attached articles of association

7. *Copy of the articles of incorporation or association and amendments*: See attached articles of association

8. *Copy of existing by-laws:* See attached articles of association

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions:*

- **Executive Board:**
    - Dr. Urs Rüegsegger
    - Christian Katz (as from 11 May 2009)
    - Thomas Zeeb
    - Jörg Buser
    - Hans-Martin Moser
    - Felix Aeschlimann
    - Robert Bornträger
    - Ursula C. La Roche-Ender

- **Board of Directors:**
    - Prof. Dr. Peter Gomez, Chairman
    - Dr. Romeo Lacher, Vice Chairman
    - Stephan Zimmermann, Vice Chairman
    - Reto Himmel
    - Eduardo Leemann
    - Ruth Metzler-Arnold
    - Jacques de Saussure
    - Herbert J. Scheidt
    - Dr. Philipp Halbherr
    - Dr. Pierin Vincenz

- **Officers:**
    - Dr. Urs Rüegsegger
    - Christian Katz (as from 11 May 2009)
    - Thomas Zeeb
    - Jörg Buser
    - Hans-Martin Moser
    - Felix Aeschlimann
    - Robert Bornträger
    - Ursula C. La Roche-Ender

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

N. SIX Swiss Exchange AG

1. *Name:* Swiss Exchange AG
   Address: Selnaustrasse 30, 8001 Zürich Switzerland

2. *Form of organization:* Stock corporation

3. *Name of state, statute under which organized and date of incorporation:* Organized under the laws of Switzerland on May 17, 1995.

4. *Brief description of nature and extent of affiliation:* SIX Swiss Exchange AG is a fifty percent (50%) shareholder of Eurex Zürich AG, which is the sole owner of Eurex Frankfurt AG. Eurex Frankfurt AG is the sole owner of U.S. Exchange Holdings, Inc., which is the sole owner of ISE Holdings. ISE Holdings is the owner of a 31.54% equity interest in Direct Edge Holdings LLC. The Exchange is wholly owned by Direct Edge Holdings LLC.

5. *Brief description of business or functions:* Operation of electronic securities exchanges and exchange related operations.

6. *Copy of constitution*: See attached unofficial translation of articles of association

7. *Copy of articles of incorporation or association and amendments:* See attached unofficial translation of articles of association

8. *Copy of existing by-laws:* See attached unofficial translation of articles of association

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

   - **Executive Board**

     - Christian Katz (CEO, as from 11 May 2009)
     - Werner Bürki
     - Chris Landis

   - **Board of Directors**

     - Dr. Peter Gomez
     - Dr. Urs Rüegsegger
     - Christoph Bigger (until May 31 2009)
     - Ursula C. La Roche-Ender (as from 1 June 2009)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

O. U.S. Exchange Holdings, Inc.

1. *Name:* U.S. Exchange Holdings, Inc.
   Address: 233 South Wacker Drive, Suite 2450
   Chicago, IL 60606

2. *Form of organization:* Corporation.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under the General Corporation Law of the State of Delaware on April 24, 2003.

4. *Brief description of nature and extent of affiliation:* U.S. Exchange Holdings, Inc. is 100% owned by Eurex Frankfurt AG. U.S. Exchange Holdings, Inc. is the sole owner of ISE Holdings. ISE Holdings is the owner of a 31.54% equity interest in Direct Edge Holdings LLC. The Exchange is wholly owned by Direct Edge Holdings LLC.

5. *Brief description of business or functions:* U.S. Exchange Holdings, Inc. provides marketing and sales services for Eurex Frankfurt AG.

6. *Copy of constitution:* Not applicable

7. *Copy of articles of incorporation or association and amendments:* See attached Certificate of Incorporation dated April 24, 2003 and proposed Second Amended and Restated Certificate of Incorporation, the filing of which is pending SEC approval.

8. *Copy of existing by-laws:* See attached Amended and Restated Bylaws and proposed Second Amended and Restated Bylaws which are pending SEC approval.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions:*

   - **Directors**

     - Peter Reitz
     - Heike Eckert
     - Michael Peters

   - **Officers**

     - Peter Reitz – President
     - Heike Eckert – Executive Vice President & Secretary
     - Michael Peters - Vice President
     - Mathias Michel - Treasurer

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

P. U.S. Exchange LLC

1. *Name:* U.S. Exchange LLC

Address: 233 South Wacker Drive Ste 2450 Chicago Il 60606

2. *Form of Organization*: Limited Liability Company, 100% subsidiary of U.S. Exchange Holdings, Inc.

3. *Name of state and statute citation under which organized*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 24, 2003

4. *Brief description of nature and extent of affiliation:* 100% subsidiary of U.S. Exchange Holdings, Inc.

5. *Brief description of business or functions:* Holding company

6. *Copy of the constitution*: None available - this entity is dormant

7. *Copy of the articles of incorporation or association and amendments*: See attached Certificate of Formation for U.S. Exchange LLC dated April 24, 2003.

8. *Copy of existing by-laws:* None available.

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*: None available - this entity is dormant

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.*

Q. U.S. Futures Exchange, L.L.C.

1. *Name:* U.S. Futures Exchange LLC
   Address: 141 West Jackson Boulevard, Suite 1460, Chicago, IL 60606

2. *Form of Organization:* Limited Liability Company

3. *Name of state and statute citation under which organized:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on July 7, 2003.

4. *Brief description of nature and extent of affiliation:* U.S. Exchange Holdings Inc. is a 27.71% owner of U.S. Futures Exchange, LLC

5. *Brief description of business or functions:* None...all exchange operations terminated as of December 31, 2008.

6. *Copy of the constitution*: Not available...entity is dormant and is being dissolved

7. *Copy of the articles of incorporation or association and amendments*: See attached Certificate of Incorporation dated July 7, 2003.

8. *Copy of existing by-laws:* See attached Fourth Amended and Restated Bylaws.

9. *Name and title of the present officers, governors, members of all standing committees or persons performing similar functions*: None..entity is dormant and is being dissolved.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

R. Other Indirect Foreign Affiliates

An organizational chart of Affiliates owned by Deutsche Börse AG is attached.

The below entities are owned, directly or indirectly, by SIX Group AG. Except for the entities referenced above, none of the entities are in the direct chain of ownership extending down to the Applicant.

Company number	**Company name**	**Mother company**	**Mother company participation**
Fully Consolidated Participations			
C0001	SIX Group AG		
C0002	SIX Management AG	C0001	100.00
C0003	Telekurs Holding AG	C0001	100.00
C0004	SIX Swiss Exchange AG	C0001	100.00
C0005	SWX UK Branch	C0004 (branch)	100.00
C0006	SIX Exfeed AG	C0001	100.00
C0007	New Soffex AG	C0004	100.00
C0009	SWX Europe Holdings Ltd.	C0004	100.00
C0010	SWX Europe Ltd.	C0009	100.00
C0011	virt-x Subsidiary No1 Ltd.	C0009	100.00
C0012	virt-x (LPS)Ltd.	C0009	100.00
C0013	virt-x SARL	C0009	100.00
C0015	SIX Securities Group AG	C0001	100.00
C0016	SIX SIS AG	C0015	100.00
C0017	SIX SIS Nominee U.K. AG	C0016	100.00
C0018	SIX x-clear AG	C0015	100.00
C0019	SIX SAG AG	C0015	100.00
C0020	SIX Systems AG	C0015	100.00
C0021	SIX Telekurs AG	C0003	100.00
C0022	Rolotec AG	C0003	75.00
C0023	SIX Telekurs (Deutschland) GmbH	C0003	100.00
C0024	SIX Telekurs (Luxembourg) SA	C0003	100.00
C0025	Telekurs (France) SAS	C0003	100.00
C0026	SIX Telekurs (Nederland) B.V.	C0003	100.00
C0027	SIX Telekurs (Italia) s.r.l.	C0003	100.00
C0028	SIX Telekurs (UK) Ltd	C0003	100.00
C0029	SIX Telekurs USA Inc	C0003	100.00
C0030	SIX Telekurs (Japan) Ltd	C0003	100.00
C0032	SIX Telekurs Singapore Pte Ltd	C0003	100.00

C0033	SIX Telekurs France SA	C0025	100.00
C0034	Europerformance	C0033	94.43
C0035	Six Telekurs España SA	C0033	100.00
C0036	Fininfo Limited	C0033	100.00
C0037	Fininfo Monaco SAM	C0033	99.98
C0038	Fininfo MENA	C0033	54.96
C0039	Netaccess	C0038	100.00
C0040	La Cote Bleue	C0033	100.00
C0042	Ecovision Finansanalys AB	C0046	100.00
C0043	SIX Finland Oy AB	C0053	100.00
C0044	Ecovision Newmedia AB	C0046	100.00
C0046	Six Sverige AB	C0052	100.00
C0047	SIX Finansinformation AB	C0053	100.00
C0048	SIX Norge AS	C0047	100.00
C0049	SIX Finansinformation A/S	C0047	100.00
C0050	Code Sense AB	C0047	100.00
C0051	Svensk Börseninformation AB	C0046	100.00
C0052	Six Holding AB	C0047	100.00
C0053	SIX AB (publ)	C0074	100.00
C0054	SIX Multipay AG	C0003	100.00
C0055	SIX Multi Solutions	C0003	100.00
C0056	SIX Card Solutions	C0003	100.00
C0057	SIX Paynet AG	C0003	100.00
C0058	PayNet International AG	C0003	100.00
C0059	Telekurs Card Services SA	C0003	100.00
C0060	Swisskey AG	C0003	100.00
C0062	SIX Card Solutions GmbH	C0056	100.00
C0063	SIX Card Solutions Luxembourg S.A.	C0003	100.00
C0064	SIX Card Solutions Sweden AB	C0063	100.00
C0065	SIX Card Solutions Payment Gmbh	C0063	100.00
C0066	SIX Card Solutions UK Ltd	C0063	100.00
C0067	SIX Card Solutions USA Corp	C0063	100.00
C0068	SIX Group Services AG	C0003	100.00
C0069	SIX Interbank Clearing AG	C0003	75.00
C0070	SIX Telekurs Belgium SA	C0024	100.00
C0071	Ecovision Sverige AB	C0046	100.00
C0072	Nyhetsbyrån Ticker	C0046	100.00
C0073	Ecovision AB	C0053	100.00
C0074	Telekurs Sweden AB	C0003	100.00
C0075	SIX Swiss Infrastructure & Exchange AG	C0001	100.00
C0076	SIX Pay S.A.	C0001	100.00
C0077	CETREL S.A.	C0001	50.00
C0078	CETREL Ré S.A.	C0077	100.00
C0079	CETREL Securities S.A.	C0077	100.00
C0080	C6 Ré S.A.	C0077	100.00
C0081	FS-B S.à.r.l.	C0077	100.00
C0082	FS-T S.à.r.l.	C0077	100.00
Equity	STOXX AG	C0001	33.33

Participations			
A0001			
A0002	Swiss Fund Data AG	C0004	29.40
A0003	Börsen-Informations AG	C0004	33.33
A0004	Eurex Zürich AG	C0004	50.00
A0005	Scoach Holding SA	C0001	49.99
A0006	AccuMatch AG	C0015	70.00
A0009	SECB Swiss Euro Clearing Bank GmbH	C0003	25.00
Non Consolidated			
U0001	European Energy Exchange AG	A0004	34.73
U0002	Eurex Frankfurt AG	A0004	100.00
U0003	Eurex Clearing AG	U0002	100.00
U0004	Eurex Bonds GmbH	U0002	79.44
U0005	Eurex Repo GmbH	U0002	100.00
U0006	Eurex Services GmbH	U0002	100.00
U0016	Scoach Europa AG	A0005	100.00
U0017	Scoach Schweiz AG	A0005	100.00
U0019	BSP Regional Energy Exchange LLC	A0004	49.00
U0020	European Energy Exchange Power Spot GmbH	U0001	100.00
U0021	EEX Derivatives Power GmbH	U0001	100.00
U0022	European Commodity Clearing AG	U0001	99.99
U0023	EPEX Spot S.E.	U0001	50.00

The above is summarized in an abbreviated organizational chart of Affiliates owned by SIX Group AG as attached.

Exhibit D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1. The financials of Deutsche Börse AG are submitted in response to this Exhibit D,
2. Direct Edge ECN LLC, an affiliate of the applicant, filed financial statements for the year ended December 31, 2008 with the Commission pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.
3. The financials of Direct Edge Holdings LLC are submitted in response to Exhibit D.
4. EDGX Exchange, Inc. was recently formed and thus, does not yet have financial statements for the latest fiscal year.
5. The financials of ETC Acquisition Corp. are submitted in response to Exhibit D.
6. The financials of Eurex Frankfurt, AG are submitted in response to Exhibit D.
7. The financials of Eurex Zürich AG are submitted in response to Exhibit D.
8. The financials of International Securities Exchange Holdings, Inc. are submitted in response to Exhibit D.
9. The financials of International Securities Exchange, LLC are submitted in response to Exhibit D.
10. The financials of ISE Ventures LLC are submitted in response to Exhibit D.
11. The financials of Longitude LLC are submitted in response to Exhibit D.
12. Maple Merger Sub, LLC was recently formed and thus, does not yet have financial statements for the latest fiscal year.
13. The financials of SIX Group AG are submitted in response to Exhibit D.

14. The financials of SIX Swiss Exchange AG are submitted in response to Exhibit D.

15. The financials of U.S. Exchange Holdings, Inc. are submitted in response to Exhibit D.

16. The financials for U.S. Exchange LLC are not available as the U.S. Exchange LLC is inactive and no part of the capital has been paid.

17. The financials for U.S. Futures Exchange LLC are submitted in response to this Exhibit D.

Exhibit E: Proposed Operation of EDGA Exchange

Exhibit Request:

Describe the manner of operation of the System. This description should include the following:

1. **The means of access to the System.**
2. **Procedures governing entry and display of quotations and orders in the System.**
3. **Procedures governing the execution, reporting, clearance and settlement of transactions in connection with the System.**
4. **Proposed fees.**
5. **Procedures for ensuring compliance with System usage guidelines.**
6. **The hours of operation of the System, and the date on which applicant intends to commence operation of the System.**
7. **Attach a copy of the users' manual.**
8. **If applicant proposes to hold funds or securities on a regular basis, describe the controls that will be implemented to ensure safety of those funds or securities.**

Response:

A. Introduction

EDGA Exchange, Inc. ("Exchange") proposes to register as a national securities exchange under Section 6 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The Exchange will be wholly owned by its parent company, Direct Edge Holdings LLC, which will elect all directors of the Board of Directors of the Exchange, including those directors nominated by members of the Exchange and those directors nominated by members of Direct Edge Holdings LLC holding at least fifteen percent (15%) of the membership interests of Direct Edge Holdings LLC, in each case pursuant to Article III, Section 4 of the By-Laws of the Exchange. The members of the Exchange ("Members") will consist of those broker-dealers admitted to membership and entitled to enter orders in, and receive executions through, the Exchange's order book (as defined below) or otherwise. Members will be subject to the rules of the Exchange, and will have representation on the Exchange's Board of Directors and certain committees. Once registered, the Exchange will operate a fully automated electronic book ("order book") for orders to buy or sell securities ("orders") with a continuous, automated matching function. Liquidity will be derived from orders to buy and orders to sell submitted to the Exchange electronically by its Members from remote locations. There will be no Exchange trading floor, nor will there be Exchange specialists or market makers with affirmative and negative market making obligations.

Membership in the Exchange will be open to any broker-dealer registered under Section 15(b) of the Exchange Act that meets the standards for membership set forth in proposed Exchange Rules 2.3 through 2.5. There will only be one class of membership, with all Members enjoying the same rights and privileges on the Exchange. Members will be subject to fees for orders executed on the Exchange as set forth in the Rules of the Exchange or as may otherwise be determined by the Board of Directors of the Exchange from time-to-time. Exchange memberships will not be transferable except in the event of a change in control of a Member, and such transfer will be subject to the written consent of the Exchange, and to any conditions to such transfers imposed by the Exchange. The Exchange currently does not contemplate charging a fee for membership in the Exchange. A more detailed description of the membership criteria is set forth in Chapter II of the Exchange's proposed rules. *See* Exhibit B, *supra*.

This exhibit describes, in summary form, the proposed operation of the Exchange. A more detailed description of the proposed Exchange is set forth in the proposed By-Laws and Rules of the Exchange. *See* Exhibits A and B to this Application.

B. Access to the Exchange (#1)

Member Access. Members of the Exchange and/or Service Bureaus on behalf of a Member (collectively referred to as "Access Participants" for purposes of this paragraph B) will be permitted to send orders to buy and sell securities listed or traded on the Exchange to the Exchange electronically through the use of a variety of systems. The Exchange will not accept telephone orders.

The Exchange has designed its systems to allow its Members to individually determine the best method for accessing the Exchange. Thus, Members may develop their own customized front-end software using protocols determined by the Exchange, or may use third-party vendors to route orders to the Exchange via a front end or service bureau configuration. Access Participants will be able to access the Exchange remotely through a variety of methods and connections that support a minimum data exchange rate, as may be determined by the Exchange from time-to-time.

Direct access to the Exchange is available to Access Participants at an Internet Protocol ("IP") address by one or more of the following methods: (i) electronic access at the Exchange's IP network address by the Access Participant's own software, via communications that are compliant with the Financial Information Exchange ("FIX") protocol application programmer interface ("API") provided by the Exchange; (ii) electronic access at the IP network address maintained by the Exchange by the Access Participant's own software that is compliant with the API provided by the Exchange; or (iii) other means of access provided from time to time by the Exchange.

Access Participants provide a unique IP address the Exchange for each requested connection, and the Exchange then configures its routers to only allow access from the Access Participant's IP address to a dedicated IP address on the Exchange's order handling network. In this way, only authorized Access Participants can gain access to EDGA via registered physical IP addresses.

Access Participants will be responsible for having procedures reasonably designed for safeguarding access to the Exchange and for notifying the Exchange upon learning that such safeguards have been compromised. Connectivity to the Exchange will occur through secure telecommunications "ports" or points of entry. Specifically, each Access Participant will be assigned a specific port, or multiple ports, each of which has a unique session identification code provided only to such Access Participant.

Non-Member Access. As necessary, the Exchange will have and maintain connectivity to the other national securities exchanges and Market Centers (such term is defined in Rule 600(b)(35) of Regulation NMS) for the purposes of receiving inbound orders. The Exchange plans to become a participant in the NASDAQ/National Market System/Unlisted Trading Privileges Plan ("Nasdaq-UTP Plan"). The Exchange proposes to discuss with the Nasdaq-UTP Plan operating committee, how the Exchange might best participate in such Plans. If admitted as a participant in the Nasdaq-UTP Plan, other plan participants would be able to send orders to the Exchange in accordance with the terms of the applicable plan as they ultimately would be applied to the Exchange.

Non-members also may access the Exchange pursuant to Exchange rules governing "sponsored access" to the Exchange, as described below.

Sponsored Participant Access to the Exchange. The Exchange plans to permit access to the Exchange to entities ("Sponsored Participants") whose access is authorized in advance by one or more members ("Sponsoring Member") in accordance with Exchange Rules. The Sponsoring Member must agree to be responsible for all orders entered into on the Exchange by the Sponsored Participant. In addition, Sponsored Participants must agree to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange.

C. Entry and Display of Quotations and Orders in the System (#2)

Entry of Orders on the Exchange. The Exchange will accept the submission of orders by Exchange Members in securities admitted to unlisted trading privileges ("UTP") on the Exchange. The Exchange will not list securities initially, though it may do so in the future. Accordingly, while this Application, including certain rules included in Exhibit B, contains references to securities listed *or* trading pursuant to UTP, the reference to securities listed on the Exchange is intended to be read prospectively.

Orders entered into EDGA Exchange must be priced and must have a designated size ("limit orders") or must be orders to buy or sell a stated amount of a security at the national best bid or offer when the order reaches the Exchange ("market orders"). Limit orders and market orders, as defined above, are hereinafter collectively referred to as "orders".

Orders will be accepted for any such security, whether submitted by a Member on a proprietary or agency basis, in any size up to 999,999 shares. Orders may be submitted in round lots or odd lots. To reduce the possibility of the entry of erroneously large orders, the Exchange will provide Members with the ability to establish parameters as to the maximum number of shares that can be entered on their behalf or on behalf of their clients in any given order.

Members may submit the following orders to the Exchange: IOC; Day; Good 'til Cancel; Good 'til Day; Reserve; Odd Lot; Mixed Lot; EDGA Only; EDGA Post Only; Pegged; Mid-Point Peg; Non-Displayed; Destination Specific; Destination-on-Open Step Up Order and Intermarket Sweep. Each of these types of orders is described in detail in proposed Exchange Rule 11.5. Members will also be permitted to enter short sales, in accordance with the provisions of Regulation SHO of the Exchange Act. The Exchange will maintain a full audit trail of every order submitted to the Exchange's System. Members may receive status reports regarding orders submitted to the Exchange or change or cancel an order at any time before that order is executed on the Exchange. Based on Exchange system functionality, a locked or crossed market will not be displayed by the Exchange with respect to orders to buy and orders to sell submitted to the Exchange.

All securities will be traded in decimals on the Exchange. Bids, offers, orders or indications of interests in securities traded on the Exchange will not be made in an increment smaller than: (1) $0.01 if those bids, offers or indications of interests are priced equal to or greater than $1.00 per share; or (2) $0.0001 if those bids, offers or indications of interests are priced less than $1.00 per share and the security is an NMS stock pursuant to Commission Rule 600(b)(46) and is trading on the Exchange; or (3) any other increment established by the Commission for any security which has been granted an exemption from the minimum price increment requirements of Commission Rule 612(a) or 612(b).

Display of Orders. All orders submitted to the Exchange will be displayed unless designated otherwise by the Member submitting the order ("non-displayed orders"). Orders submitted to the Exchange for display shall be displayed on an anonymous basis at the price specified by the Member submitting the order. Non-displayed orders will not be displayed to any Member of the Exchange and will not have time priority over displayed orders. In addition, the Exchange intends to become a participant in the Consolidated Quotation Plan ("CQ Plan") and Nasdaq-UTP Plan and will collect and submit to the relevant plan processor the best buy order and the best sell order displayed on the Exchange in Eligible Securities, as defined in these Plans, in accordance with the terms of the Plans.

Finally, to enhance transparency throughout the market, the Exchange intends to make its order book for any security traded on the Exchange available for viewing by any member of the public through the Exchange's web site.

D. Order Routing to other Market Centers

Members may enter into agreements to use the routing services of an affiliated broker-dealer of the Exchange, which will enable Members to route to other market centers the unexecuted portions of designated Routable Orders entered on the Exchange. In this capacity, the affiliated broker-dealer will act as an agent of the Member. See Exhibit C and proposed Exchange Rule 2.11 and Rule 2.12 for further details regarding the affiliated router. Members will have no obligation, however, to utilize the order routing functionality provided by the Exchange's broker-dealer affiliate. Accordingly, Members can select other broker-dealers to provide order-routing functions or use their own internal order-routing systems.

E. Execution, Reporting, Clearance and Settlement Procedures (#3)

Execution of Orders Submitted to Exchange's order book. Trades will occur when an order to buy and an order to sell match on the Exchange's order book. An order to buy submitted to the Exchange's order book will be automatically executed by the Exchange's order book to the extent that it is priced at an amount that equals or exceeds any order to sell for the same security submitted to the Exchange's order book. Such order to buy shall be executed at the price of the lowest-priced order to sell having precedence on the Exchange's order book, except where such sell order(s) are non-displayed and/or odd-lot orders not currently being displayed by the System, and such sell orders are priced below the National Best Offer ("NBO"). In such circumstances, such order to buy shall be executed at the price(s) equal to the greater of: (a) the mid-point between the price of the order to buy and the price(s) of the best-priced order(s) to sell having priority in the EDGA Book; and (b) the National Best Bid ("NBB"). Where such buy order is priced above the then-current NBO, it shall be ex

ecuted at the price(s) equal to the greater of: (a) the mid-point between the price of the then-current NBO and the price(s) of the best-priced order(s) to sell having priority in the EDGA Book; and (b) the NBB.

An order to sell submitted to the Exchange's order book will be automatically executed by the Exchange's order book to the extent that it is priced at an amount that equals or is less than any order to buy for the same security submitted to the Exchange's order book. Such order to sell shall be executed at the price of the highest-priced order to buy having precedence on the Exchange's order book, except where such buy order(s) are non-displayed and/or odd-lot orders not currently being displayed by the System, and such buy orders are priced above the National Best Bid. In such circumstances, such order to sell shall be executed at the price(s) equal to the lesser of: (a) the mid-point between the price of the order to sell and the price(s) of the best-priced order(s) to buy having priority in the EDGA Book; and (b) the NBO. Where such sell order is priced below the then-current NBB, it shall be executed at the price(s) equal to the lesser of: (a) the mid-point between the price of the then-current NBB and the price(s) of the best-priced order(s) to buy having priority in the EDGA Book; and (b) the NBO.

All orders are matched according to price-display-time priority. Proposed Rule 11.8 describes the priority given to orders at the same price. Non-displayed orders will have priority over orders at inferior prices, whether displayed or non-displayed, but will not have priority or time precedence over orders displayed at equal or superior prices. In the event that less than the full size of an order is executed, whether displayed or non-displayed, the unexecuted size of the order will continue to reside on the Exchange's order book, and if displayed, will be redisplayed at such price.

In executing orders submitted to the Exchange's order book, the Exchange will not distinguish between orders submitted by Members for their own accounts and orders submitted by Members for their customers. Unlike exchanges that conduct trading via a physical trading floor, all Exchange Members will submit orders to the Exchange from remote locations and have equal access to orders residing on the Exchange. Similarly, because orders on the Exchange will be executed automatically, no Member of the Exchange will have the ability to control the timing of execution (other than to change or cancel an order prior to execution) or otherwise enjoy the type of special order handling advantages that may be available on the physical floor of an exchange. Moreover, as noted above, non-Members will have access to the display of orders on the Exchange's order book through the Exchange's web site.

Exchange Rule 11.13 will permit the Exchange to address those instances in which transactions occurring on the Exchange involve obvious errors ("Clearly Erroneous Policy"). Under the Clearly Erroneous Policy, Members receiving an execution based on the entry of a buy or sell order that clearly was in error – in terms of price, quantity, or identification of the proper symbol for a security – will be permitted to request that the Exchange void or modify the transaction. Designated Exchange officials will review the transaction to determine whether, in fact, the transaction was clearly erroneous. If such officials determine that a trade is clearly erroneous, they shall void or modify the terms of the trade to achieve an equitable rectification of the error. A Member may appeal the initial decision by Exchange officials to the Clearly Erroneous Execution Panel, which will be comprised of the CRO, or a designee of the CRO, and representatives from two (2) Members. An officer of the Exchange also will have the authority, on his or her own motion, to review and declare null and void, or otherwise modify the terms of, transactions arising out of the use of the Exchange's order book during a period of disruption or malfunction, or in the event of extraordinary market conditions or other circumstances in which the nullification or modification of transactions may be necessary for the maintenance of a fair and orderly market or the protection of investors and the public interest.

Trade Reporting. The Exchange intends to become a participant in the Consolidated Tape Association Plan ("CTA Plan") and will report trades in Eligible Securities (as defined in the CTA Plan) pursuant to the terms of the plan. Similarly, the Exchange expects to join the Nasdaq-UTP Plan and will report trades in Nasdaq securities traded on the Exchange that have been admitted to unlisted traded privileges pursuant to the provisions of that plan.

Clearance and Settlement of Exchange Trades. The Exchange will require each Member to be a member of a registered clearing agency or clear its transactions through a Member that is a member of a registered clearing agency.

F. Exchange Fees (#4)

Fees Generally. The Exchange currently does not propose to charge a fee for Exchange membership. The Exchange may, in the future, however, prescribe such reasonable dues, fees, and assessments or other charges as it may deem appropriate. Similarly, where there is no existing, matching, contra-side buy or sell order residing on the Exchange, Members entering orders on the Exchange's order book will not be assessed a fee. Instead, Members entering orders under such circumstances will receive a credit from the Exchange for orders entered and later executed on the Exchange. There will not be a fee charged for changing or canceling an order prior to execution of such order. Exchange Members submitting buy or sell orders that execute against existing, matching, contra-side orders already residing on the Exchange will be charged a per share fee, payable to the Exchange on a monthly basis. The Exchange may also charge a connectivity fee based on the number of ports utilized by the Member. Exchange Members will be solely responsible for all telecommunications costs and all other expenses incurred in linking to, and maintaining links to, the Exchange. The Exchange may determine to revise or impose different fees upon its Members from time-to-time.

G. Procedures for Ensuring Compliance with Exchange Usage Guidelines (#5)

The Exchange System contains embedded Member order entry and trade guidelines. All data representing a Member's order must comply with these guidelines. Members cannot override these embedded guidelines. With respect to technical standards, prior to allowing a new Member to begin trading, the Exchange and the Member will thoroughly test the Member's connectivity. In addition, the Member may enter orders in test securities to ensure compatibility with the Exchange's system protocol. A Member may begin trading only after the Exchange is satisfied that both the Member's hardware and software meet the Exchange's standards.

Members also must agree to maintain an adequate connection to the Exchange as defined from time-to-time by the Exchange that includes a connection of sufficient speed and equipment of minimum quality.

H. Hours of Operation and Proposed Commencement of the Exchange (#6)

The Exchange proposes to operate Monday to Friday from 8:00 a.m. Eastern Time to 5:00 p.m. Eastern Time, or during any other day or time approved by the Board of Directors of the Exchange.

The Exchange proposes to commence operations upon the Commission's approval of its Form 1 Application for Registration as a National Securities Exchange.

I. Exchange Users Manual (#7)

As discussed above, Members will be provided with the Exchange's technical specifications, which will enable them to develop or purchase their own, customized front-end software for interfacing with the Exchange. Members also may use third-party vendors to route orders to the Exchange via a front end or service bureau configuration. At a time closer to its initial operation as an exchange, the Exchange will file a draft Users Manual that will be provided to all Members and prospective Members of the Exchange. The Users Manual will describe the Exchange's technical specifications and will provide Members, prospective Members and other users of the Exchange with additional information that the Exchange believes will be useful to such persons for trading on the Exchange.

J. Possession of Funds or Securities (#8)

The Exchange will not hold funds or securities of its Members.

Exhibit F

Exhibit Request:

A complete set of all forms pertaining to:

1. **Application for membership, participation or subscription to the entity.**

2. **Application for approval as a person associated with a member, participant or subscriber of the entity.**

3. **Any other similar materials.**

Response:

Attached please find the following documents:

1. Application Checklist.
2. Membership Application for EDGA Exchange.
3. Clearing Letter of Guarantee.
4. User Agreement.
5. Routing Agreement for Members.
6. Exchange Data Vendor Agreement
7. Service Bureau Agreement.
8. Waive-In Membership Application Form.
9. Sponsored Access Participant Agreement.
   Sponsoring Member Consent

The Exchange intends to use Form U-4, the Uniform Application for Securities Industry Registration or Transfer, for persons applying to be associated persons of a Member.

Exhibit G

Exhibit Request:

A complete set of all forms of financial statements, reports or questionnaires required of members, participants, subscribers, or any other users relating to financial responsibility or minimum capital requirements for such members, participants, or any other users. Provide a table of contents listing the forms included in this Exhibit G.

Response:

As broker-dealers, Members of the Exchange will be required to comply with the Commission's net capital and customer protection rules set forth in Rules 15c3-1 and 15c3-3 of the Securities Exchange Act of 1934, as amended. *See also*, proposed Exchange Rules 2.5, 3.6(e), 3.8, 3.17 and 3.20. In addition, a Member that fails or is unable to perform any of its contracts or is insolvent is required to immediately notify the Exchange in writing. Moreover, whenever it appears that a Member has failed to perform its contracts, is insolvent or in such other financial and operating condition or is conducting its business in a manner that is not safe to customers, creditors and other Members of the Exchange, the Chief Regulatory Officer of the Exchange may summarily suspend the Member. *See* proposed Exchange Rule 7.1.

Other than those forms and financial statements required to be submitted with an application for Exchange membership (see Exhibit F), the Exchange will not have specific forms of financial statements, reports or questionnaires required of its Members with respect to financial responsibility or minimum capital requirements.

Exhibit H

Exhibit Request:

A complete set of documents comprising the applicant's listing applications, including any agreements required to be executed in connection with listing and a schedule of listing fees. If the applicant does not list securities, provide a brief description of the criteria used to determine what securities may be traded on the exchange. Provide a table of contents listing the forms included in this Exhibit H.

Response:

EDGA Exchange does not intend to offer original listing on the Exchange upon commencement of operations, but rather, intends on trading only securities that have been admitted pursuant to unlisted trading privileges. For a description of the listing standards for EDGA Exchange please refer to Chapter XIV of the Exchange's Proposed Rules. *See* Exhibit B, *supra*. These listing standards are substantially similar the listing standards used by the ISE Stock Exchange, LLC, the equities trading facility of the ISE LLC, and the listing standards used by BATS Exchange, Inc.

Exhibit I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

EDGA Exchange, Inc. was recently formed, and thus, does not yet have audited financial statements for the latest fiscal year. The Exchange will file proforma financial statements for Direct Edge ECN LLC when it is closer to commencing operations as a national securities exchange.

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

On a temporary basis, William O'Brien has been appointed as the President and Chief Executive Officer, Eric Hess has been appointed Secretary and Glen Badach has been appointed Treasurer of the Exchange entity. Prior to commencing operation as an Exchange, and pursuant to the Certificate of Incorporation and By-Laws of the Exchange, the Exchange's Board of Directors will likely appoint the individuals listed below as Initial Officers of the Exchange. Officers shall be appointed by the Board on an annual basis. These individuals will serve in these positions until their successors are appointed in accordance with the Certificate of Incorporation and By-Laws. Officers of the Exchange will serve at the pleasure of the Board of Directors.

Initial Officers

Name:	Title:	Date of Commencement"
William O'Brien	Chief Executive Officer, President	[UPON APPROVAL]
Bill Karsh	Executive Vice President, Chief Operating Officer	[UPON APPROVAL]
Eric Hess	Chief Regulatory Officer, Secretary	[UPON APPROVAL]
Glen Badach	Treasurer	[UPON APPROVAL]
Steve Bonanno	Chief Technology Officer	[UPON APPROVAL]
Bryan Harkins	Head of Sales & Strategy	[UPON APPROVAL]

2. Directors

On a temporary basis, William O'Brien has been appointed as the sole director of the Exchange entity. Upon the approval of EDGA Exchange's Form 1 Application for Registration as a National Securities Exchange by the Commission, Direct Edge Holdings LLC, as the sole owner of the common stock in the Exchange, will elect directors in accordance with the Certificate of Incorporation and By-Laws of the Exchange and the Operating Agreement of Direct Edge Holdings LLC. Directors of the Exchange, other than Owner Directors and the Chief Executive Officer, will serve staggered, three-year terms. At least one Independent Director will be a public, non-industry representative not associated with a member of the Exchange or with a broker or dealer, as required pursuant to Section 6(b)(3) of the Securities and Exchange Act of 1934. If the Exchange forms an Executive Committee, that Executive Committee will be in compliance with Section 6(b)(3) of the Securities and Exchange Act of 1934. The initial directors of the Exchange will likely be the persons listed below:

Initial Directors

Chairman and Chief Executive Officer:	William O'Brien
Owner Director:	[TO BE PROVIDED]
Owner Director:	[TO BE PROVIDED]
Owner Director:	[TO BE PROVIDED]
Owner Director:	[TO BE PROVIDED]
Independent Director:	[TO BE PROVIDED]
Independent Director:	[TO BE PROVIDED]
Independent Director:	[TO BE PROVIDED]
Independent Director:	[TO BE PROVIDED]
Independent Director:	[TO BE PROVIDED]
Independent Director:	[TO BE PROVIDED]
Independent Director:	[TO BE PROVIDED]
Independent Director	[TO BE PROVIDED]
Independent Director	[TO BE PROVIDED]
Independent Director	[TO BE PROVIDED]
Member Director	[TO BE PROVIDED]
Member Director	[TO BE PROVIDED]
Member Director	[TO BE PROVIDED]
Member Director	[TO BE PROVIDED]

3. Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, a Nominating Committee and such other committees as may be from time to time established by the Board. Upon the approval of EDGA Exchange's Form 1 Application for

Registration as a National Securities Exchange by the Commission, and after the election of the Board, the Board shall appoint persons to sit on the standing committees of the Board, consistent with the Exchange's By-Laws.

Exhibit K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1. **Full legal name;**
2. **Title or Status;**
3. **Date title or status was acquired;**
4. **Approximate ownership interest; and**
5. **Whether the person has control, a term that is defined in the instructions to this Form.**

Response:

EDGA Exchange will be wholly-owned by Direct Edge Holdings LLC. Direct Edge Holdings LLC will exercise "control" over the Exchange, as that term is defined in the Form 1 instructions.

Exhibit L

Exhibit Request:

Describe the exchange's criteria for membership in the exchange. Describe conditions under which members may be subject to suspension or termination with regard to access to the exchange. Describe any procedures that will be involved in the suspension or termination of a member.

Response:

Membership on the Exchange will be open to any registered broker or dealer or any natural person associated with a registered broker or dealer. Any person may become an associated person of a Member of the Exchange. Exchange Members will be entitled to enter and view orders to buy and sell securities listed or admitted to unlisted trading privileges on the Exchange in accordance with Exchange Rules.

To become a Member of the Exchange, or continue as a Member of the Exchange, a person: (1) if other than a natural person, must be a registered broker or dealer, (2) if a natural person, must be either a registered broker or dealer or associated with a registered broker or dealer, (3) must be a member of another self-regulatory organization, (4) must either be a member of a registered clearing agency qualified by the Exchange or clear transactions through a member of such a qualified clearing agency, (5) must not be subject to a statutory disqualification (except pursuant to an order of the Securities and Exchange Commission permitting such membership), (6) must meet the standards of training, experience and competence as the exchange may prescribe, (7) must comply with Rule 15c3-1 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and other financial responsibility and operational capability requirements that may be established by the Exchange, (8) must be able to comply with the rules of the Exchange, including rules related to the maintenance of appropriate books and records, (9) must be able to demonstrate adequate systems capability, capacity, integrity and security, (10) must not be subject to unsatisfied material liens, judgments, and claims, (11) must not have been subject to any bankruptcy, receivership or arrangement for the benefit of creditors within a three year period, (12) must not have established a pattern of failure to pay just debts or defaulted, without reasonable explanation, on an obligation to another self-regulatory organization or member thereof, and (13) must not have engaged in acts or practices inconsistent with just and equitable principles of trade. Members may be suspended for failure to pay Exchange dues, fees and assessments, or if they have been expelled or suspended from membership, or association in another self-regulatory organization.

Applicants for membership on the Exchange will be required to complete a membership application agreeing, among other things, to comply with the By-Laws, Rules and interpretations of the Exchange. Existing members of SROs that are also current or former subscribers to the electronic communications network operated by Direct Edge ECN LLC will, for a short time after the commencement of trading on the Exchange, be permitted to submit a short-form waive-in membership application form. Membership applications will be reviewed by the Exchange staff. Denials of membership by the staff may be appealed pursuant to the Adverse Action procedures set forth in Chapter X of the Exchange's proposed Rules.

The Exchange may revoke the membership of a Member or an associated person whenever it has reason to believe that such Member fails to meet the membership qualification requirements of the Exchange.

Persons subject to suspension or termination with regard to access to the Exchange will be afforded an opportunity to be heard under Exchange Rules governing adverse actions. Persons applying for a hearing pursuant to these rules will be required to do so within 15 business days after being notified of such action. Applicants are permitted to submit any additional documents, statements, arguments or other materials in support of their application. Hearings will be held by the Appeals Committee, which will render its decision on the matter in writing. Decisions of the Appeals Committee will be subject to review by the Board of Directors of the Exchange either on its own motion or upon the written request of an applicant. The Board may affirm, reverse or modify, in whole or in part, the decision of the Appeals Committee.

A more detailed description of the Exchange's Adverse Actions procedure is set forth in Chapter X of the Exchange's proposed rules.

It is the Exchange's intention to enter into regulatory services agreements with the ISE LLC and the Financial Industry Regulatory Authority ("FINRA") to conduct various regulatory services on behalf of the Exchange. In addition, it is the Exchange's intention to file with the Commission a plan setting forth the allocation of certain regulatory responsibilities between itself and one or more other self-regulatory organizations pursuant to Rule 17d-2 of the Exchange Act.

Exhibit M

Exhibit Request:

Provide an alphabetical list of all members, participants, subscribers or other users, including the following information:

1. **Name,**
2. **Date of election to membership or acceptance as a participant, subscriber or other user,**
3. **Principal business address and telephone number,**
4. **If member, participant, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g., partner, officer, director, employee, etc.),**
5. **Describe the type of activities primarily engaged in by the member, participant, subscriber, or other user (e.g., floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g., proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of members, participants, subscribers, or other users in each, and**
6. **The class of membership, participation or subscription or other access.**

Response:

EDGA Exchange has not commenced operations and currently has no Members.

Exhibit N

Exhibit Request: Provide a schedule for each of the following:

1. **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2. **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3. **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g., Rule 12a-6); and**

4. **Other securities traded on the exchange, including for each the name of the issuer and a description of the security.**

Response:

EDGA Exchange has not commenced operations and, therefore, it has no securities that are listed or traded pursuant to unlisted trading privileges. As explained in Exhibit E, the Exchange will not list securities initially, though it may do so in the future.

EDGA Exchange represents that the Exchange's surveillance procedures for derivative securities products traded on the Exchange pursuant to unlisted trading privileges will be similar to the procedures used for equity securities traded on the Exchange and will incorporate and rely upon existing Exchange surveillance systems. The Exchange will closely monitor activity in derivative securities products traded on the Exchange pursuant to unlisted trading privileges to deter any improper trading activity. The Exchange will enter into a comprehensive surveillance sharing agreement ("CSSA") with a market trading components of the index or portfolio on which the derivative securities product is based to the same extent as the listed exchange's rule require the listing market to enter into a CSSA with such market.

Upon the effectiveness of its Form 1 Application for Registration as a National Securities Exchange, the Exchange intends to allow trading of Nasdaq National Market and Nasdaq Capital Market securities (both "Nasdaq securities" as defined in Rule 600(b)(41) of Regulation NMS) through EDGA Exchange. EDGA Exchange also plans to allow trading of exchange-traded securities, as defined in Rule 600(b)(25) of Regulation NMS, including exchange-traded funds or ETFs, through EDGA Exchange. All securities that EDGA Exchange will trade through the EDGA Exchange System are "NMS stocks", as such term is defined in Rule 600(b)(47) of Regulation NMS, and will be, at least initially, admitted pursuant to unlisted trading privileges.

Document Index To EDGA Form I Application

Exhibit A

- Certificate of Incorporation of EDGA Exchange, Inc.
- Bylaws of EDGA Exchange, Inc.
- Proposed Amended and Restated By-Laws of EDGA Exchange, Inc.

Exhibit B

- Proposed Rules of EDGA Exchange, Inc.
- Form of German Parent Resolution
- Form of Swiss Parent Resolution
- Proposed Amended and Restated Trust Agreement for International Securities Exchange Holdings, Inc. and U.S. Exchange Holdings, Inc.

Exhibit C

- Deutsche Borse AG Articles of Incorporation
- Direct Edge ECN LLC Certificate of Formation and amendments thereto
- Direct Edge ECN LLC Third A & R LLC Agreement
- Direct Edge Holdings LLC Certification of Formation
- Direct Edge Holdings LLC Fourth A & R LLC Agreement
- EDGX Exchange Inc. Certificate of Incorporation
- EDGX Exchange Inc. Bylaws
- EDGX Exchange Inc. A & R Bylaws
- ETC Acquisition Corp. Certificate of Incorporation
- ETC Acquisition Corp. Bylaws
- Eurex Frankfurt AG Articles of Association
- Eurex Frankfurt AG Commercial Register Extract
- Eurex Zurich AG Articles of Association
- Eurex Zurich AG Commercial Register Extract
- International Securities Exchange Holdings, Inc. A & R Certificate of Incorporation
- International Securities Exchange Holdings, Inc. A & R Bylaws
- International Securities Exchange, LLC A & R Constitution
- International Securities Exchange, LLC Certificate of Formation
- International Securities Exchange, LLC A & R LLC Agreement
- ISE Ventures, LLC Certificate of Formation
- ISE Ventures, LLC LLC Agreement
- Longitude LLC Certificate of Formation
- Longitude LLC A & R LLC Agreement
- Maple Merger Sub, LLC Certificate of Formation
- Maple Merger Sub, LLC Agreement
- SIX Group AG Article of Association
- SIX Swiss Exchange AG Article of Association (unofficial translation)
- U.S. Exchange Holdings, Inc. Certificate of Incorporation

- DRAFT U.S. Exchange Holdings, Inc. Second A & R Certificate of Incorporation
- U.S. Exchange Holdings, Inc. A & R Bylaws
- DRAFT U.S. Exchange Holdings, Inc. Second A & R Bylaws
- U.S. Exchange LLC Certificate of Formation
- U.S. Futures Exchange, L.L.C. Certificate of Formation
- U.S. Futures Exchange, L.L.C. Fourth A & R Bylaws
- Deutsche Borse AG Organization Chart
- SIX Group AG Organization Chart (abbreviated)

Exhibit D

- Deutsche Borse AG financials
- Direct Edge ECN LLC financials
- Direct Edge Holdings financials
- ETC Acquisition Corp financials
- Eurex Frankfurt, AG financials
- Eurex Zurich AG financials
- International Securities Exchange Holdings financials
- International Securities Exchange, LLC financials
- ISE Ventures LLC financials
- Longitude LLC financials
- SIX Group AG financials
- SIX Swiss Exchange AG financials
- U.S. Exchange Holdings, Inc. financials [s]
- U.S. Futures Exchange LLC

Exhibit F

- Application Checklist
- Membership Application for EDGA Exchange
- Clearing Letter of Guarantee
- User Agreement
- Routing Agreement for Members
- Exchange Data Vendor Agreement
- Service Bureau Agreement
- Waive-In Membership Application Form
- Sponsoring Member Consent
- Sponsored Access Participant Agreement

Exhibit A - EDGA

Col

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "EDGA EXCHANGE, INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF MARCH, A.D. 2009, AT 11:45 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

SECRETARY'S OFFICE 1793 DELAWARE 1855

Jeffrey W. Bullock, Secretary of State

4662897 8100

AUTHENTICATION: 7174801

090247615

DATE: 03-09-09

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:21 PM 03/09/2009
FILED 11:45 AM 03/09/2009
SRV 090247615 - 4662897 FILE

CERTIFICATE OF INCORPORATION

OF

EDGA EXCHANGE, INC.

FIRST: The name of the Corporation is: EDGA Exchange, Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) shares of Common Stock, $0.01 par value per share.

FIFTH: The name and mailing address of the sole incorporator are as follows:

NAME	MAILING ADDRESS
Eric Hess	545 Washington Boulevard Jersey City, NJ 07310

SIXTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors; *provided*, that any action that specifically requires the approval of the Board of Managers and/or members of Direct Edge Holdings LLC pursuant to Section 7.7 of the Third Amended and Restated Limited Liability Company Operating Agreement of Direct Edge Holdings LLC, dated as of December 23, 2008, by and among the members of Direct Edge Holdings LLC, as such Agreement may be amended from time to time, shall require the approval of the stockholders of the Corporation.

2. Election of directors need not be by written ballot.

3. The Board of Directors is expressly authorized to adopt, amend, alter or repeal the Bylaws of the Corporation.

4. The Bylaws may also be amended, altered or repealed, or new bylaws may be adopted, by action taken by the stockholders of the Corporation.

5. Any Director may be removed with or without cause by a majority vote of the stockholders.

SEVENTH: Except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the incorporator named above, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 6th day of March of 2009.

INCORPORATOR:

Eric Hess

Exhibit A - EDGA Bylaws

BYLAWS OF EDGA EXCHANGE, INC.

TABLE OF CONTENTS

ARTICLE I

STOCKHOLDERS

1.1 Place of Meetings. All meetings of stockholders shall be held at such place as may be designated from time to time by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President or, if not so designated, at the principal office of the corporation.

1.2 Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place where the meeting is to be held).

1.3 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, and may not be called by any other person or persons. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

1.4 Notice of Meetings. Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the General Corporation Law of the State of Delaware) by the stockholder to whom the notice is given. The notices of all meetings shall state the place , if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the General Corporation Law of the State of Delaware.

1.5 Voting List. The Secretary shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. If the meeting is to be held at a physical location (and not solely by means of remote communication), then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.6 Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.7 Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

1.8 Voting and Proxies. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action without a meeting, may vote or express such consent or dissent in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote or act for such stockholder by a proxy executed or transmitted in a manner permitted by the General Corporation Law of the State of Delaware by the stockholder or such stockholder's authorized agent and delivered (including by electronic transmission) to the Secretary of the corporation. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

1.9 Action at Meeting. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by law, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

1.10 Conduct of Meetings.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the Chairman's absence by the Vice Chairman of the Board, if any, or in the Vice Chairman's absence by the Chief Executive Officer, or in the Chief Executive Officer's absence, by the President, or in the President's absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

1.11 Action without Meeting.

(a) Taking of Action by Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(b) Electronic Transmission of Consents. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(c) Notice of Taking of Corporate Action. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the corporation.

ARTICLE II

DIRECTORS

2.1 General Powers. The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation.

2.2 Number, Election and Qualification. The number of directors of the corporation shall be established from time to time by the stockholders or the Board of Directors. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Election of directors need not be by written ballot. Directors need not be stockholders of the corporation.

2.3 Chairman of the Board; Vice Chairman of the Board. The Board of Directors may appoint from its members a Chairman of the Board and a Vice Chairman of the Board, neither of whom need be an employee or officer of the corporation. If the Board of Directors appoints a Chairman of the Board, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors and, if the Chairman of the Board is also designated as the corporation's Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board of Directors appoints a Vice Chairman of the Board, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman of the Board or, in the Chairman's absence, the Vice Chairman of the Board, if any, shall preside at all meetings of the Board of Directors.

2.4 Tenure. Each director shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 Quorum. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.6 Action at Meeting. Every act or decision done or made by a majority of the directors present at a meeting of the Board of Directors duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number is required by law or by the Certificate of Incorporation.

2.7 Removal. Except as otherwise provided by the General Corporation Law of the State of Delaware, any one or more or all of the directors of the corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

2.8 Vacancies. Unless and until filled by the stockholders, any vacancy or newly-created directorship on the Board of Directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.9 Resignation. Any director may resign by delivering a resignation in writing or by electronic transmission to the corporation at its principal office or to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

2.10 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.11 Special Meetings. Special meetings of the Board of Directors may be held at any time and place designated in a call by the Chairman of the Board, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.

2.12 Notice of Special Meetings. Notice of the date, place, if any, and time of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person or by telephone at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile or electronic transmission, or delivering written notice by hand, to such director's last known business, home or electronic transmission address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director's last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

2.13 Meetings by Conference Communications Equipment. Directors may participate in meetings of the Board of Directors or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.14 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.15 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation with such lawfully delegable powers and duties as the Board of Directors thereby confers, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board of Directors. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

2.16 Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the corporation or any of its parent or subsidiary entities in any other capacity and receiving compensation for such service.

ARTICLE III

OFFICERS

3.1 Titles. The officers of the corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries. The Board of Directors may appoint such other officers as it may deem appropriate.

3.2 Election. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

3.3 Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4 Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer's successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer's earlier death, resignation or removal.

3.5 Resignation and Removal. Any officer may resign by delivering a written resignation to the corporation at its principal office or to the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer's resignation or removal, or any right to damages on account of such removal, whether such officer's compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the corporation.

3.6 Vacancies. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Treasurer and Secretary. Each such successor shall hold office for the unexpired term of such officer's predecessor and until a successor is elected and qualified, or until such officer's earlier death, resignation or removal.

3.7 President; Chief Executive Officer. Unless the Board of Directors has designated another person as the corporation's Chief Executive Officer, the President shall be the Chief Executive Officer of the corporation. The Chief Executive Officer shall have general charge and supervision of the business of the corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors. The President shall perform such other duties and shall have such other powers as the Board of Directors or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

3.8 Vice Presidents. Each Vice President shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.9 Secretary and Assistant Secretaries. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.

Any Assistant Secretary shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Secretary may from time to time prescribe. In the event of the absence, inability or refusal to act of the Secretary, the Assistant Secretary (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the Secretary.

In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

3.10 Treasurer and Assistant Treasurers. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the corporation, to deposit funds of the corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the corporation.

The Assistant Treasurers shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Treasurer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Treasurer, the Assistant Treasurer (or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the Treasurer.

3.11 Salaries. Officers of the corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

3.12 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

ARTICLE IV

CAPITAL STOCK

4.1 Issuance of Stock. Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the corporation or the whole or any part of any shares of the authorized capital stock of the corporation held in the corporation's treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

4.2 Stock Certificates; Uncertificated Shares. The shares of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the corporation's stock shall be uncertificated shares. Every holder of stock of the corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the General Corporation Law of the State of Delaware.

Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of General Corporation Law of the State of Delaware, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

4.3 Transfers. Shares of stock of the corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares of stock of the corporation shall be made only on the books of the corporation or by transfer agents designated to transfer shares of stock of the corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the corporation by the surrender to the corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the corporation in accordance with the requirements of these Bylaws.

4.4 Lost, Stolen or Destroyed Certificates. The corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board of Directors may require for the protection of the corporation or any transfer agent or registrar.

4.5 Record Date. The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent (or dissent) to corporate action without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 10 days after the date of adoption of a record date for a consent without a meeting, nor more than 60 days prior to any other action to which such record date relates.

If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders entitled to express consent to corporate action without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first consent is properly delivered to the corporation. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4.6 Regulations. The issue, transfer, conversion and registration of shares of stock of the corporation shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE V

GENERAL PROVISIONS

5.1 Fiscal Year. Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the corporation shall begin on the first day of January of each year and end on the last day of December in each year.

5.2 Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4 Voting of Securities. Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this corporation.

5.5 Evidence of Authority. A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Certificate of Incorporation. All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the corporation, as amended and in effect from time to time.

5.7 Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.8 Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

ARTICLE VI

AMENDMENTS

6.1 By the Board of Directors. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board of Directors.

6.2 By the Stockholders. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted, by the affirmative vote of the holders of a majority of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at any annual meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new Bylaws shall have been stated in the notice of such special meeting.

Exhibit A - EDGA Proposed Bylaws

AMENDED AND RESTATED
BYLAWS OF EDGA EXCHANGE, INC.
(a Delaware corporation)

ARTICLE I

Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended and in effect from time to time and any successor statute.

(b) "Affiliate" means, with respect to any Person, any other person directly or indirectly through one or more intermediaries Controlling or Controlled by, or under direct or indirect common Control with, such Person. "Affiliated" shall have the correlative meaning.

(c) "Board" means the Board of Directors of the Company.

(d) "broker" shall have the meaning set forth in Section 3(a)(4) of the Act.

(e) "Business Day" shall mean a day other than a Saturday or a Sunday on which commercial banks in New York are not required or permitted under applicable laws or regulations to close.

(f) "Chairman" shall have the meaning set forth in Article III, Section 5.

(g) "Commission" means the United States Securities and Exchange Commission.

(h) "Company" means EDGA Exchange, Inc., a Delaware corporation.

(i) "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings.

(j) "dealer" shall have the meaning set forth in Section 3(a)(5) of the Act.

(k) "Designating Owner" shall mean a member of Direct Edge Holdings that holds (together with its Affiliates) at least a 15% Percentage Interest (as defined in the Holdings Operating Agreement) in Direct Edge Holdings.

(l) "DGCL" means the General Corporation Law of the State of Delaware.

(m) "Direct Edge Holdings" means Direct Edge Holdings LLC, a Delaware limited liability company.

(n) "Director" means the persons elected to the Board from time to time in accordance with these Bylaws.

(o) "Exchange" means the national securities exchange operated by the Company.

(p) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the Exchange. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member shall have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(q) "Exchange Member Director" means an officer, director, employee or agent of an Exchange Member, other than an Owner Exchange Member, who is elected as a Director in accordance with Article III, Section 4.

(r) "Exchange Member Nominating Committee" means the Exchange Member Nominating Committee elected pursuant to these Bylaws.

(s) "Exchange Member Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote and act on behalf of the Exchange Member. An Exchange Member may change its Exchange Member Representative or appoint a substitute for its Exchange Member Representative upon giving notice thereof to the Secretary of the Company. An Exchange Member Representative of an Exchange Member or a substitute shall be a member of senior management and registered principal of the Exchange Member.

(t) "Holdings Operating Agreement" means the Fourth Amended and Restated Limited Liability Company Operating Agreement of Direct Edge Holdings LLC, dated as of April 13, by and among the members of Direct Edge Holdings, as such Agreement may be amended from time to time.

(u) "Independent Director" means a Director who has no material relationship with (i) the Company or any Affiliate of the Company, or (ii) any Exchange Member or any Affiliate of any Exchange Member; *provided,* however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company, Direct Edge Holdings or EDGX Exchange, Inc.

(v) "List of Candidates" shall have the meaning set forth in Article III, Section 4(e).

(w) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(x) "Operational Date" shall have the meaning set forth in Article XI, Section 1.

(y) "Owner Director" shall mean a Director nominated by a Designating Owner pursuant to Article III, Section 4(g) and elected by the stockholders of the Company.

(z) "Owner Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(aa) "Person" means any individual, partnership, joint stock company, corporation, entity, association, trust, limited liability company, joint venture, unincorporated organization, and any government, governmental department or agency or political subdivision of any government.

(bb) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, director, or branch manager of an Exchange Member (or other person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with, such Exchange Member or any employee of such Exchange Member, except that any person associated with a Exchange Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(cc) "Petition Candidates" shall have the meaning set forth in Article III, Section 4(c).

(dd) "Petition Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders.

(ee) "Petition Deadline" shall have the meaning set forth in Article III, Section 4(c).

(ff) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(gg) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act, with respect to the Company.

(hh) "SRO" means a "self-regulatory organization" as defined in Section 3(a)(26) of the Act.

(ii) "statutory disqualification" shall have the meaning set forth in Section 3(a)(39) of the Act.

(jj) "stockholder" means any Person who maintains a direct ownership interest in the Company. The initial stockholder of the Company shall be Direct Edge Holdings.

Definitions in these Bylaws apply equally to both the singular and plural forms of the defined terms. The terms "include" and "including" and other words of similar import shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to these Bylaws as a whole and not to any particular section or subsection. The headings appear as a matter of convenience only and shall not affect the interpretation of these Bylaws.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 545 Washington Boulevard, Jersey City, New Jersey 07310, or such other location as may hereafter be determined by the Board. The Company may have such other office or offices as the Board may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) Subject to the Company's Certificate of Incorporation, the business and affairs of the Company shall be managed by the Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board shall have the power to do any and all acts necessary, convenient or incidental to, or for the furtherance of, the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws, the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with applicable law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by applicable law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including the requirements that (a) the Rules shall be designed to protect investors and the public interest, and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by the Exchange Members, and Persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act and the Rules.

(e) In light of the unique nature of the Company, its operations, its status as a SRO, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, to the extent deemed relevant: (i) the potential impact of such proposal on the integrity, continuity and stability of the Exchange and the other operations of the Company, and on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such proposal would promote just and equitable principles of trade, foster cooperation and coordination with Persons engaged in regulating, clearing, settling or processing information with respect to, and facilitating transactions in, securities or assist in the removal of impediments to, or perfection of, the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) Subject to Article III, Sections 2(b), 4(g) and 6(a), the Board shall consist of nineteen (19) Directors. A majority of the directorships shall be Independent Directors. The Board shall be comprised initially as follows:

(i) The Chief Executive Officer of the Company;

(ii) Four (4) Owner Directors (subject to increase or decrease pursuant to Article III, Section 2(b) and Section 4(g));

(iii) Ten (10) Independent Directors (subject to increase or decrease pursuant to Article III, Section 2(b)); and

(iv) Four (4) Exchange Member Directors (subject to increase or decrease pursuant to Article III, Section 2(b)).

The initial Board as of the date hereof is as set forth on Exhibit A and each director shall serve until his or her term expires as provided in Article III, Section 3.

(b) The Board may, by resolution, add or remove Director positions to the Board, provided that (i) the number of Director positions shall not be fewer than seven (7) nor more than twenty-five (25), (ii) no removal of a Director position shall have the effect of shortening the term of any incumbent Director, and (iii) the Board at all times shall include a directorship for the Chief Executive Officer of the Company, a majority of Independent Directors, at least twenty percent (20%) Exchange Member Directors, and a number of Owner Director positions that equals the number of Owner Directors that the Designating Owners are entitled to nominate and that the stockholders of the Company have elected. If an Owner Director position needs to be added pursuant to Article III, Section 4(g), such Owner Director position shall be nominated by the applicable Designating Owner and elected by the stockholders of the Company (or any other agreement entered into by a stockholder of the Company related to the election, removal and/or replacement of a Director), and additional Director positions shall be added and filled at the same time as the election of the new Owner Director, as required to comply with the requirements set forth in this Article III, Section 2(b) (*i.e.*, to comply with the requirement that there be a majority of Independent Directors and at least twenty percent (20%) Exchange Member Directors). So long as the Board includes the Chief Executive Officer of the Company, a majority of Independent Directors, at least twenty percent (20%) Exchange Member Directors, and the requisite number of Owner Directors, any remaining newly created Director positions may be filled by persons who do not qualify as Independent Directors, Exchange Member Directors or Owner Directors ("At-Large Directors").

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as an Independent Director or Exchange Member Director, and the Secretary shall certify to the Nominating Committee or the Exchange Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification. A Director need not be a stockholder of the Company. A Director will no longer qualify to be Director upon a determination by the Board (i) that the Director no longer satisfies the classification for which the Director was elected, (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b); or (iii) the Director is subject to statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Chief Executive Officer will no longer qualify to be a Director when such individual ceases to be Chief Executive Officer of the Company, and, upon the happening of such event, that individual shall cease being a Director.

(b) The Board of Directors shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors shall serve staggered three-year terms, with the term of office of one (1) class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the first annual election of the Board following adoption of these Bylaws, Directors in Class II shall initially hold office until the second annual election of the Board following adoption of these Bylaws, and Directors in Class III shall initially hold office until the third annual election of the Board following adoption of these Bylaws. Commencing with the first annual election of the Board following adoption of these Bylaws, the term of office for each class of Directors elected at such time shall be three (3) years from the date of their election. In the case of the addition of any new Director position, the Director filling such position shall be added to a class, as determined by the Board at the time of such Director's initial election, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination, Election and Appointment

(a) The Nominating Committee each year shall nominate Directors for each Director position (other than Owner Director positions and the Director position filled by the Chief Executive Officer) standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as Exchange Member Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Exchange Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Article III, Section 4.

(b) The Exchange Member Nominating Committee shall consult with the Nominating Committee and the Chairman, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Exchange Member Director.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of stockholders, the Exchange Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Exchange Member Director positions on the Board that have been approved and submitted by the Exchange Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates") for the Exchange Member Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders (the "Petition Deadline"), a written petition, which shall designate the candidate by name and office and shall be signed by Exchange Member Representatives representing ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Exchange Member Director positions to be filled. No Exchange Member, together with its Affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its Affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Exchange Member Director candidates and must be filed with the Company. The Company shall provide the form of questionnaire upon the request of any Exchange Member.

(e) If no valid petitions from Exchange Members are received by the Petition Deadline, the initial nominees approved and submitted by the Exchange Member Nominating Committee shall be nominated as Exchange Member Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Petition Deadline, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Exchange Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Petition Date to confirm the nominees for Exchange Member Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual stockholders meeting to confirm the Exchange Members' selections of nominees for Exchange Member Directors.

(f) With respect to the election held to determine the final nomination of Exchange Member Directors, each Exchange Member shall have the right to cast one (1) vote for each available Exchange Member Director nomination; *provided*, however, that (i) any such vote must be cast for a person on the List of Candidates, and (ii) no Exchange Member, together with its Affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its Affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of an Exchange Member Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Exchange Member Director positions to be elected by stockholders.

(g) Each Designating Owner shall have the right to nominate an Owner Director. If a Designating Owner ceases to be a Designating Owner, then upon the happening of such event, the individual serving as an Owner Director nominated by such Designating Owner will no longer qualify to be an Owner Director, will cease being an Owner Director, and will be deemed to have automatically resigned. In addition, such Owner Director position on the Board shall immediately terminate. The stockholders of the Company will take all such actions required or necessary to effect this Section 4(g).

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board (the "Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; *provided*, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than an Owner Director or Exchange Member Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Director position, other than an Owner Director or Exchange Member Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and a majority of Directors then in office, though less than a quorum or a sole remaining Director, shall elect, a person satisfying the classification (Independent or At-Large Director) for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy; and *further provided*, that any vacancy resulting from removal from office by a vote of the stockholders for cause may be filled by a vote of the stockholders at the same meeting at which such removal occurs.

(b) Whenever any Exchange Member Director position becomes vacant prior to the election of a successor at the end of such Exchange Member Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Exchange Member Director position becomes available because of an increase in the number of Directors, the Exchange Member Nominating Committee shall nominate, and a majority of Directors then in office, though less than a quorum or a sole remaining Director, shall elect, a person satisfying the classification for the Exchange Member Director position to fill such vacancy until the expiration of the remaining term or to fill such newly-created Exchange Member Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of an Exchange Member Director at the time of such Exchange Member Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy; and *further provided*, that any vacancy resulting from removal from office by a vote of the stockholders for cause may be filled by a vote of the stockholders at the same meeting at which such removal occurs.

(c) Subject to the terms of Article III, Section 4(g) and Section 2(d), whenever any Owner Director position becomes vacant prior to the election of a successor at the end of such Owner Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Owner Director position becomes available pursuant to Article III, Section 4(g), the Designating Owner that nominated an Owner Director for such vacant Owner Director position or that is entitled to nominate an Owner Director for such newly-created Owner Director position shall nominate, and a majority of the Directors then in office though less than a quorum or a sole remaining Director, shall elect, the individual nominated by such Designating Owner to fill such vacancy until the expiration of the remaining term or to fill such newly-created Owner Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of an Owner Director at the time of such Owner Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of the applicable Designating Owner failing to nominate an Owner Director to fill such vacancy; and *further provided*, that any vacancy resulting from removal from office by a vote of the stockholders for cause may be filled by a vote of the stockholders at the same meeting at which such removal occurs.

Section 7. Removal and Resignation

(a) Any Director may be removed with or without cause by a majority vote of the stockholders; *provided*, however, that any Exchange Member Director may be removed only by a majority vote of the stockholders for cause, which shall include such Exchange Member Director's being subject to a statutory disqualification, and any Owner Director may be removed only by a majority vote of the stockholders acting or for cause, which shall include such Owner Director's being subject to a statutory disqualification. Upon the removal of an Owner Director, the Designating Owner that nominated such removed Owner Director shall have the right to nominate a replacement Owner Director pursuant to Article III, Section 6.

(b) Any Director may resign at any time either upon notice of resignation to the Chairman, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting shall be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office, but in no event less than 1/3 of the total number of Directors, shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these Bylaws.

Section 13. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or electronic transmission is filed with the minutes of proceedings of the Board or the committee.

Section 14. Waiver of Notice

(a) Whenever notice is required to be given by applicable law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board or committee thereof need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 15. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees of the Board. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 16. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) To the fullest extent permitted by law, a Director or a member of any committee of the Board may not participate in the consideration or decision of any matter relating to a particular Exchange Member or other Person if such Director or committee member has a material interest in, or a professional, business or personal relationship with, that Exchange Member or Person, or if such participation shall create an appearance of impropriety. Exchange Member Directors shall not be deemed to be personally interested in the determination of matters that may affect the Exchange Members as a whole or certain groups of Exchange Members, and Exchange Member Directors shall not be prohibited from participating in such determinations in the normal course of conducting the Company's business.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because any such Director's or officer's votes are counted for such purpose, if: (i) the material facts pertaining to such Director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; (ii) the material facts as to the Director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board, a committee or the stockholders.

ARTICLE IV

STOCKHOLDERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Exchange Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise required by law, the Certificate of Incorporation or these Bylaws.

(b) The first annual meeting of stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise required by law, the Certificate of Incorporation or these Bylaws. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, at the principal place of business of the Company. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of applicable law or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

Any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, *provided* that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, an Executive Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board for a specific and limited purpose. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Board, after consultation with the Chairman, may designate, consistent with these Bylaws, the members of all committees of the Board, and the Board may, at any time, with or without cause, remove any member of a committee so appointed, after consultation with the Chairman. Each committee shall be comprised of at least three (3) members of the Board; *provided*, however, that except as set forth herein, every committee shall have at least a majority of Independent Directors. In designating members to committees of the Board, the Board is responsible for determining that any such committee meets the composition requirements set forth in this Article V. The Board, after consultation with the Chairman, may designate one or more Directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. Except as otherwise set forth in these Bylaws, the Board, after consultation with the Chairman, may have non-voting observers attend committee meetings.

(b) A committee member shall be removed immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected, and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(c) Any vacancy occurring in a committee shall be filled by the Board, after consultation with the Chairman, for the remainder of the term, with the approval of the Board.

(d) Except as otherwise provided by these Bylaws or by the Board, members of a committee shall hold office for a one-year period.

Section 3. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by applicable law or these Bylaws.

Section 5. Specified Committees

(a) The Board, after consultation with the Chairman, shall designate the members of a Compensation Committee, which shall consist of three Independent Directors. The Compensation Committee shall consider and recommend compensation policies, programs and practices for officers and other employees of the Company. The Board, after consultation with the Chairman, may designate non-voting observers who shall be permitted to attend and participate in committee meetings.

(b) The Board, after consultation with the Chairman, shall designate the members of an Audit Committee, which shall consist solely of Directors, including a majority of Independent Directors. An Independent Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including management's responsiveness to internal audit recommendations. The Audit Committee shall have authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Board, after consultation with the Chairman, shall designate the members of a Regulatory Oversight Committee, which shall consist solely of Independent Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and SRO responsibilities, assess the Exchange's regulatory performance and assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of the Exchange's regulatory functions.

(d) The Board, after consultation with the Chairman, shall appoint an Appeals Committee, which shall consist solely of two Independent Directors and one Exchange Member Director. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules.

(e) The Board, after consultation with the Chairman, may appoint an Executive Committee, which shall, to the
fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

ARTICLE VI

Nominating Committees

Section 1. Election of Nominating Committee and Exchange Member Nominating Committee

The Nominating Committee and the Exchange Member Nominating Committee shall each be elected on an annual basis by a vote of the stockholders. The initial Nominating Committee and Exchange Member Nominating Committee as of the date hereof are as set forth on Exhibit B and shall serve until the first annual meeting of stockholders following the adoption of these Bylaws. In each subsequent year, each of the Nominating Committee and Exchange Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Exchange Member Nominating Committee, as applicable, such candidates to be voted on by the stockholders at the annual meeting of stockholders. Additional candidates for the Exchange Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board (other than Owner Director positions). The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The Nominating Committee shall consist solely of three Independent Directors, one of whom shall be in each class.

Section 3. Exchange Member Nominating Committee

The Exchange Member Nominating Committee shall nominate candidates for each Exchange Member Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Exchange Member Nominating Committee shall qualify as an Exchange Member Director, except that such committee member is not required to be a Director. Upon request of the Secretary, any such prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification. The Secretary shall certify to the Board such prospective committee member's classification. Such committee member shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman, the President or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; *provided*, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the

Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination and enforcement functions and for administering any regulatory services agreements with another SRO to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees And Other Agents.

(a) *Right to Indemnification.* The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "proceeding") by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 1(c) of this Article VIII, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board.

(b) *Prepayment of Expenses.* The Company shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, *provided*, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VIII or otherwise.

(c) *Claims.* If a claim for indemnification (following the final disposition of such proceeding) or advancement of expenses under this Article VIII is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(d) *Nonexclusivity of Rights*. To the fullest extent permitted by the Company's Certificate of Incorporation and the DGCL, the rights conferred on any Covered Person by this Article VIII shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents with respect to indemnification and advances, to the fullest extent permitted by the DGCL and the Company's Certificate of Incorporation.

(e) *Other Sources*. The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

(f) *Survival of Rights*. The rights conferred on any Covered Person shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) *Insurance*. The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(h) *Amendments*. Any modification or repeal of the provisions of this Article VIII shall not adversely affect any right or protection hereunder of any Covered Person in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to the time of such repeal or modification.

(i) *Other Indemnification and Advancement of Expenses*. This Article VIII shall not limit the right of the Company, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

(j) *Saving Clause*. If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Covered Person to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated or by any other applicable law.

(k) *Certain Definitions*. For purposes of this Article VIII, the following definitions shall apply:

(i) The term "expenses" shall be broadly construed and shall include court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(ii) The term the "Company" shall include, in addition to the resulting entity, any constituent entity (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent entity, or is or was serving at the request of such constituent entity as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving entity as he would have with respect to such constituent entity if its separate existence had continued.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member related to the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency Bylaws

Section 1. By the Stockholders or Board

These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board; *provided*, however, that the Board shall not be entitled to amend or repeal, or adopt any new Bylaws that contradict or are inconsistent with, any of the provisions of Article III that relate to Owner Directors; Article V, Section 1; and this Article IX, Section 1, and any of the defined terms set forth in Article I that are used therein or related thereto.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company that shall, notwithstanding any different provision of applicable law, the Certificate of Incorporation or these Bylaws, be operative during any emergency resulting from any attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such Person or Persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in, or operation of, the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all Persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the Person or Persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated Persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member or any other fitting sanction, and to impose appropriate sanctions applicable to Persons associated with Exchange Members, including censure, fine, suspension or barring a Person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a Person associated with an Exchange Member or any other fitting sanction, for:

(i) a breach by an Exchange Member or a Person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a Person associated with an Exchange Member of any of the terms, conditions, covenants and provisions of the rules (as defined in Section 3(a)(27) of the Act) or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or Person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or Person's possession or control as directed pursuant to the rules (as defined in Section 3(a)(27) of the Act); (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or Person associated with an Exchange Member to adhere to any ruling, order, direction or decision of, or to pay any sanction, fine or costs imposed by, the Board or any Person to which the Board has delegated its powers.

Section 3. Exchange Member Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members and Persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments and other charges to be paid by Exchange Members and issuers and any other Persons using any facility or system that the Company operates or controls; *provided*, however, that such fees, dues, assessments and other charges shall be equitably allocated among Exchange Members and issuers and any other Persons using any facility or system that the Company operates or controls.

Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties shall not be used for non-regulatory purposes or distributed to the stockholders, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between incorporation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in these Bylaws to "the national securities exchange operated by the Company" or the "Exchange" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board may appoint members of the committees to be established under these Bylaws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 2. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 3. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all Persons other than Directors and officers, employees, agents or advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Managers of Direct Edge Holdings who are not also members of the Board, or any officers, employees, agents or advisors of Direct Edge Holdings who are not also officers, employees, agents or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 4. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including disciplinary matters, trading data, trading practices and audit information) and the information contained in those books and records shall be retained in confidence by the Company and the Directors, officers, employees, hearing officers, other agents and advisors of the Company, shall not be used by the Company for any non-regulatory purposes and shall not be made available to any Person (including any Exchange Member) other than to personnel of the Commission, and those Directors, officers, employees, hearing officers, other agents and advisors of the Company, to the extent necessary or appropriate to discharge properly the self-regulatory responsibilities of the Company.

Section 5. Dividends

Subject to any provisions of any applicable statute, other provisions of these Bylaws or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 6. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 7. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by applicable law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments and papers required by any department of the United States government or by any state, county, municipal or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 8. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 9. Notices

Unless otherwise provided in these Bylaws or the DGCL, any and all notices contemplated by these Bylaws shall be deemed adequately given if in writing and delivered in hand, or upon receipt when sent by telecopy or electronic transmission confirmed by one of the other methods for providing notice set forth herein, or one (1) Business Day after being sent, postage prepaid, by nationally recognized overnight courier (*e.g.*, Federal Express), or five (5) Business Days after being sent by certified or registered mail, return receipt requested, postage prepaid, to the party or parties for whom such notices are intended. Notices of special meetings of Directors shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose.

Section 10. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any Person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other Persons or circumstances shall not be affected.

EXHIBIT A

Initial Directors

Name	Type of Director	Class
	Chief Executive Officer	NA
	Owner Director	I
	Owner Director	I
	Owner Director	II
	Owner Director	III
	Independent Director	I
	Independent Director	I
	Independent Director	I
	Independent Director	II
	Independent Director	II
	Independent Director	II
	Independent Director	III
	Independent Director	III
	Independent Director	III
	Independent Director	III
	Exchange Member Director	I
	Exchange Member Director	II
	Exchange Member Director	III
	Exchange Member Director	II

EXHIBIT B

Initial Nominating Committee

Name

Initial Exchange Member Nominating Committee

Name

Exhibit B - EDGA Rules

EDGA EXCHANGE, INC.

RULES OF EDGA EXCHANGE, INC.

TABLE OF CONTENTS

CHAPTER I. ADOPTION, INTERPRETATION AND APPLICATION OF RULES, AND DEFINITIONS

Rule 1.1. Adoption of Exchange Rules

The following Exchange Rules are adopted pursuant to Article III, Section 1 and Article X, Section 1 of the By-Laws of the Exchange.

Rule 1.2. Interpretation

Exchange Rules shall be interpreted in such a manner to comply with the rules and requirements of the Act and to effectuate the purposes and business of the Exchange, and to require that all practices in connection with the securities business be just, reasonable and not unfairly discriminatory.

Rule 1.3. Applicability

Exchange Rules shall apply to all Members and persons associated with a Member.

Rule 1.4. Effective Time

All Exchange Rules shall be effective when approved by the Commission in accordance with the Act and the rules and regulations thereunder, except for those Rules that are effective upon filing with the Commission in accordance with the Act and the rules thereunder and except as otherwise specified by the Exchange or provided elsewhere in these Rules.

Rule 1.5. Definitions

Unless the context otherwise requires, for all purposes of these Exchange Rules, terms used in Exchange Rules shall have the meaning assigned in Article I of the Exchange's By-Laws or as set forth below:

(a) Act

The term "Act" or "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(b) Adverse Action

The term "adverse action" shall mean any action taken by the Exchange which affects adversely the rights of any Member, applicant for membership, or any person associated with a Member (including the denial of membership and the barring of any person from becoming associated with a Member) and any prohibition or limitation by the Exchange imposed on any person with respect to access to services offered by the Exchange, or a Member thereof. This term does not include disciplinary actions for violations of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the By-Laws or Exchange Rules or any interpretation thereof or resolution or order of the Board or appropriate Exchange committee which has been filed with the Commission pursuant to Section 19(b) of the Act and has become effective thereunder. Review of disciplinary actions is provided for in Chapter VIII of the Exchange Rules.

(c) Authorized Trader

The term "Authorized Trader" or "AT" shall mean a person who may submit orders (or who supervises a routing engine that may automatically submit orders) to the Exchange's trading facilities on behalf of his or her Member or Sponsored Participant.

(d) EDGA Book

The term "EDGA Book" shall mean the System's electronic file of orders.

(e) Board and Board of Directors

The terms "Board" and "Board of Directors" shall mean the Board of Directors of the Exchange.

(f) Broker

The term "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(g) Commission

The term "Commission" shall mean the Securities and Exchange Commission.

(h) Dealer

The term "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(i) Designated Self-Regulatory Organization

The term "designated self-regulatory organization" shall mean a self-regulatory organization, other than the Exchange, designated by the Commission under Section 17(d) of the Act to enforce compliance by Members with Exchange Rules.

(j) Exchange

The term "Exchange" shall mean EDGA EXCHANGE, Inc., a registered national securities exchange.

(k) Industry Member

The term "Industry Member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than ten percent of the equity of a broker or dealer, and the broker or dealer accounts for more than five percent of the gross revenues received by the consolidated entity; (iii) owns more than five percent of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed ten percent of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and revenues for such services constitute 20 percent or more of the professional revenues received by such member or 20 percent or more of the gross revenues received by such member's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50 percent or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20 percent or more of the professional revenues received by such member or 20 percent or more of the gross revenues received by such member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Exchange or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(l) Member

The term "Member" shall mean any registered broker or dealer, or any person associated with a registered broker or dealer, that has been admitted to membership in the Exchange. A Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(m) NBB, NBO and NBBO

The term "NBB" shall mean the national best bid, the term "NBO" shall mean the national best offer, and the term "NBBO" shall mean the national best bid or offer.

(n) Person

The term "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(o) Person Associated with a Member

The terms "person associated with a Member" or "associated person of a Member" means any partner, officer, director, or branch manager of a Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Member, or any employee of such Member, except that any person associated with a Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Rules.

(p) Post-Closing Session

The term "Post-Closing Session" shall mean the time between 4:00 p.m. and 5:00 p.m. Eastern Time.

(q) Pre-Opening Session

The term "Pre-Opening Session" shall mean the time between 8:00 a.m. and 9:30 a.m. Eastern Time.

(r) Protected NBB, Protected NBO and Protected NBBO

The term "Protected NBB" shall mean the national best bid that is a Protected Quotation, the term "Protected NBO" shall mean the national best offer that is a Protected Quotation, and the term "Protected NBBO" shall mean the national best bid or offer that is a Protected Quotation.

(s) Protected Bid, Protected Offer and Protected Quotation

The term "Protected Bid" or "Protected Offer" shall mean a bid or offer in a stock that is (i) displayed by an automated trading center; (ii) disseminated pursuant to an effective national market system plan; and (iii) an automated quotation that is the best bid or best offer of a national securities exchange or association. The term "Protected Quotation" shall mean a quotation that is a Protected Bid or Protected Offer.

(t) Qualified Clearing Agency

The term "Qualified Clearing Agency" means a clearing agency registered with the Commission pursuant to Section 17A of the Act that is deemed qualified by the Exchange.

(u) Registered Broker or Dealer

The term "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(v) Regular Trading Hours

The term "Regular Trading Hours" means the time between 9:30 a.m. and 4:00 p.m. Eastern Time.

(w) Sponsored Participant

The term "Sponsored Participant" shall mean a person which has entered into a sponsorship arrangement with a Sponsoring Member pursuant to Rule 11.3.

(x) Sponsoring Member

The term "Sponsoring Member" shall mean a Member that is a registered broker-dealer and that has been designated by a Sponsored Participant to execute, clear and settle transactions resulting from the System. The Sponsoring Member shall be either (i) a clearing firm with membership in a clearing agency registered with the Commission that maintains facilities through which transactions may be cleared or (ii) a correspondent firm with a clearing arrangement with any such clearing firm.

(y) Statutory Disqualification

The term "statutory disqualification" shall mean any statutory disqualification as defined in Section 3(a)(39) of the Act.

(z) System

The term "System" shall mean the electronic communications and trading facility designated by the Board through which securities orders of Users are consolidated for ranking, execution and, when applicable, routing away.

(aa) Top of Book

The term "Top of Book" shall mean the best-ranked order to buy (or sell) in the EDGA Book as ranked pursuant to Rule 11.8.

(bb) User

The term "User" shall mean any Member or Sponsored Participant who is authorized to obtain access to the System pursuant to Rule 11.3.

(cc) UTP Security

The term "UTP Security" shall mean any security that is not listed on the Exchange but is traded on the Exchange pursuant to unlisted trading privileges.

CHAPTER II. MEMBERS OF THE EXCHANGE

Rule 2.1. Rights, Privileges and Duties of Members

Unless otherwise provided in the Exchange Rules or the By-Laws of the Exchange, each Member shall have the rights, privileges and duties of any other Member.

Rule 2.2. Obligations of Members and the Exchange

In addition to all other obligations imposed by the Exchange in its By-Laws or the Exchange Rules, all Members, as a condition of effecting approved securities transactions on the Exchange's trading facilities, shall agree to be regulated by the Exchange and shall recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, its By-Laws, its interpretations and policies and with the provisions of the Act and regulations thereunder, and that, subject to orders and rules of the Commission, the Exchange is required to discipline Members and persons associated with Members for violations of the provisions of the Exchange Rules, its By-Laws, its interpretations and policies and the Act and regulations thereunder, by expulsion, suspension, limitation of activities, functions, and operations, fines, censure, being suspended or barred from being associated with a Member, or any other fitting sanction.

Rule 2.3. Member Eligibility

Except as hereinafter provided, any broker or dealer registered pursuant to Section 15 of the Act, that is and remains a member of another registered national securities exchange or association, or any person associated with such a registered broker or dealer, shall be eligible to be and to remain a Member. Membership may be granted to a sole proprietor, partnership, corporation, limited liability company or other organization or individual that has been approved by the Exchange.

Rule 2.4. Application Process and Waive-In

(a) Applicants for Exchange membership that are also simultaneously applying for membership with the Financial Industry Regulatory Authority ("FINRA") may file one application with FINRA in compliance with the FINRA Rule 1010 Series; however, the Exchange will not take action on the application for Exchange membership until the applicant is an active member of FINRA.

(b) For a temporary period beginning on the date the Exchange is approved by the SEC as a national securities exchange and ending 90 days after such date, an applicant that is an active member of FINRA or a registered national securities exchange and is a current or former subscriber to the electronic communications network operated by Direct Edge ECN LLC shall have the option to:

(1) apply to become a Member, and

(2) apply to automatically register with Exchange all of its associated persons

(A) whose registrations are active at the time the Exchange is approved as a national securities exchange, and

(B) who are registered in categories recognized by the Exchange,

by submitting a waive-in application form as prescribed by the Exchange, including an agreement or agreements conforming with Rule 2.6(a)(1) through (a)(5). The Exchange may request additional documentation in addition to the waive-in application form in order to determine that a waive-in applicant meets the qualification standards set forth in Rule 2.5.

Rule 2.5. Restrictions

(a) No person may become a Member or continue as a Member in any capacity on the Exchange where:

(1) such person is other than a natural person and is not a registered broker or dealer;

(2) such person is a natural person who is not either a registered broker or dealer or associated with a registered broker or dealer;

(3) such person is subject to a statutory disqualification, except that a person may become a Member or continue as a Member where, pursuant to Rules 19d-1, 19d-2, 19d-3 and 19h-1 of the Act, the Commission has issued an order providing relief from such a disqualification and permitting such a person to become a Member; or

(4) such person is not a member of another registered national securities exchange or association.

(b) No natural person or registered broker or dealer shall be admitted as, or be entitled to continue as, a Member or an associated person of a Member, unless such natural person or broker or dealer meets the standards of training, experience and competence as the Exchange may prescribe. Each Member shall have the responsibility and duty to ascertain by investigation the good character, business repute, qualifications and experience of any person applying for registration with the Exchange as an associated person of such Member.

(c) No registered broker or dealer shall be admitted as, or be entitled to continue as, a Member if such broker or dealer:

(1) fails to comply with either the financial responsibility requirements established by Rule 15c3-1 under the Act, or such other financial responsibility and operational capability requirements as may be established by the Exchange Rules;

(2) fails to adhere to the Exchange Rules relating to the maintenance of books and records or those rules of other self-regulatory organizations of which such broker or dealer is or was a Member;

(3) fails to demonstrate to the Exchange adequate systems capability, capacity, integrity and security necessary to conduct business on the Exchange;

(4) is not a member of a Qualified Clearing Agency, or does not clear transactions executed on the Exchange through another Member that is a member of a Qualified Clearing Agency;

(5) is subject to any unsatisfied liens, judgments or unsubordinated creditor claims of a material nature, which, in the absence of a reasonable explanation therefor, remain outstanding for more than six months;

(6) has been subject to any bankruptcy proceeding, receivership or arrangement for the benefit of creditors within the past three years; or

(7) has engaged in an established pattern of failure to pay just debts or has defaulted, without a reasonable explanation, on an obligation to a self-regulatory organization, or any member of a self-regulatory organization.

(d) No person shall be admitted as a Member or as an associated person of a Member where it appears that such person has engaged, and there is a reasonable likelihood that such person again may engage, in acts or practices inconsistent with just and equitable principles of trade.

(e) No person shall become an associated person of a Member unless such person agrees:

(1) to supply the Exchange with such information with respect to such person's relationships and dealings with the Member as may be specified by the Exchange;

(2) to permit examination of such person's books and records by the Exchange to verify the accuracy of any information so supplied; and

(3) to be regulated by the Exchange and to recognize that the Exchange is obligated to undertake to enforce compliance with the provisions of the Exchange Rules, the By-Laws, the interpretations and policies of the Exchange and the provisions of the Act and the regulations thereunder.

Interpretations and Policies

.01 The Exchange may require the successful completion of a written proficiency examination to enable it to examine and verify that prospective Members and associated persons of Members have adequate training, experience and competence to comply with the Exchange Rules and policies of the Exchange.

.02 If the Exchange requires the completion of such proficiency examinations, the Exchange may, in exceptional cases and where good cause is shown, waive such proficiency examinations as are required by the Exchange upon written request of the applicant and accept other standards as evidence of an applicant's qualifications. Advanced age, physical infirmity or experience in fields ancillary to the securities business will not individually of themselves constitute sufficient grounds to waive a proficiency examination.

.03 The Exchange requires the General Securities Representative Examination ("Series 7") in qualifying persons seeking registration as general securities representatives, including as Authorized Traders on behalf of Members. The Exchange uses the Uniform Application for Securities Industry Registration or Transfer ("Form U-4") as part of its procedure for registration and oversight of Member personnel.

.04 The Regulatory Element of the Continuing Education Requirement for Authorized Traders of Members.

(1) Requirements

No Member shall permit any Authorized Trader to continue to, and no Authorized Trader shall continue to, perform duties as an Authorized Trader on behalf of such Member unless such person has complied with the requirements of this Interpretation .04. Each Authorized Trader shall complete the Regulatory Element of the Continuing Education requirement (the "Regulatory Element") on the occurrence of their second registration anniversary date and every three years thereafter, or as otherwise prescribed by the Exchange. On each occasion, the Regulatory Element must be completed within 120 days after the Authorized Trader's registration anniversary date. A person's initial registration date, also known as the "base date," shall establish the cycle of anniversary dates for purposes of this Rule. The content of the Regulatory Element shall be determined by the Exchange and shall be appropriate to either the registered representative or principal status of persons subject to this Interpretation.

(2) Failure to Complete

Unless otherwise determined by the Exchange, any Authorized Traders who have not completed the Regulatory Element within the prescribed time frames will have their registrations deemed inactive until such time as such requirements have been satisfied. Any person whose registration has been deemed inactive under this Interpretation shall cease all activities as an Authorized Trader and is prohibited from performing any duties and functioning in any capacity requiring registration. A registration that is inactive for a period of two years will be administratively terminated. A person whose registration is so terminated may reactivate the registration only by reapplying for registration and meeting the qualification requirements of the applicable provisions of these Rules. The Exchange may, upon application and a showing of good cause, allow for additional time for a registered person to satisfy the Regulatory Element.

(3) Disciplinary Actions

Unless otherwise determined by the Exchange, an Authorized Trader will be required to re-satisfy the Regulatory Element in the event such person:

(A) is subject to any statutory disqualification as defined in Section 3(a)(39) of the Act;

(B) is subject to suspension or to the imposition of a fine of $5,000 or more for violation of any provision of any securities law or regulation, or any agreement with or rule or standard of conduct of any securities governmental agency, securities self-regulatory organization, or as imposed by any such regulatory or self-regulatory organization in connection with a disciplinary proceeding; or

(C) is ordered as a sanction in a disciplinary action to retake the Regulatory Element by any securities governmental agency or self-regulatory organization.

The retaking of the Regulatory Element shall commence with participation within 120 days of the Authorized Trader becoming subject to the statutory disqualification, in the case of (A) above, or the disciplinary action becoming final, in the case of (B) and (C) above. The date of the disciplinary action shall be treated as such person's new base date with the Exchange.

(4) Reassociation in a Registered Capacity

Any Authorized Trader who has terminated association with a member and who has, within two years of the date of termination, become reassociated in a registered capacity with a member shall satisfy the Regulatory Element at such intervals that may apply (second anniversary and every three years thereafter) based on the initial registration anniversary date rather than based on the date of reassociation in a registered capacity.

Rule 2.6. Application Procedures for Membership or to become an Associated Person of a Member

(a) Applications for membership shall be made to the Exchange and shall contain the following:

(1) An agreement to abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board and penalties imposed by the Board, and any duly authorized committee; provided, however, that such agreement shall not be construed as a waiver by the applicant of any right to appeal as provided in the Act.

(2) An agreement to pay such dues, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) An agreement that the Exchange and its officers, employees and members of its Board and of any committee shall not be liable, except for willful malfeasance, to the applicant or to any other person, for any action taken by such director, officer or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board or any duly authorized committee.

(4) An agreement that, in cases where the applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the applicant against the Exchange or any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00); provided, however, that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals.

(5) An agreement to maintain and make available to the Exchange, its authorized employees and its Board or committee members such books and records as may be required to be maintained by the Commission or the Exchange Rules.

(6) Such other reasonable information with respect to the applicant as the Exchange may require.

(b) Applications for association with a Member shall be made on Form U-4 and such other forms as the Exchange may prescribe, and shall be delivered to the Exchange in such manner as designated by the Exchange.

(c) If the Exchange is satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter, the Exchange shall promptly notify, in writing, the applicant of such determination, and the applicant shall be a Member.

(d) If the Exchange is not satisfied that the applicant is qualified for membership pursuant to the provisions of this Chapter, the Exchange shall promptly notify the applicant of the grounds for denying the applicant. The Board on its own motion may reverse the determination that the applicant is not qualified for membership. If a majority of the Board specifically determines to reverse the determination to deny membership, the Board shall promptly notify Exchange staff, who shall promptly notify the applicant of the Board's decision and shall grant membership to the applicant. An applicant who has been denied membership may appeal such decision under Chapter X of the Exchange Rules governing adverse action.

(e) In considering applications for membership, the Exchange shall adhere to the following procedures:

(1) Where an application is granted, the Exchange shall promptly notify the applicant.

(2) The applicant shall be afforded an opportunity to be heard on the denial of membership pursuant to Chapter X of the Exchange Rules governing adverse action.

(f) Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to review and act upon applications for associated persons of a Member, the procedure set forth in this Chapter shall govern the processing of any such applications.

Rule 2.7. Revocation of Membership or Association with a Member

Members or associated persons of Members may effect approved securities transactions on the Exchange's trading facilities only so long as they possess all the qualifications set forth in the Exchange Rules. Except where, pursuant to Section 17(d) of the Act, the Exchange has been relieved of its responsibility to monitor the continued qualifications of a Member or an associated person of a Member, when the Exchange has reason to believe that a Member or associated person of a Member fails to meet such qualifications, the Exchange may act to revoke such person's membership or association. Such action shall be instituted under, and governed by, Chapters VII and VIII of the Exchange Rules and may be appealed under Chapter X of the Exchange Rules governing adverse action. In connection with any revocation of rights as a Member or voluntary termination of rights as a Member pursuant to Rule 2.8, the Member's membership in the Exchange shall be cancelled.

Rule 2.8. Voluntary Termination of Rights as a Member

A Member may voluntarily terminate its rights as a Member only by a written resignation addressed to the Exchange's Secretary or another officer designated by the Exchange. Such resignation shall not take effect until 30 days after all of the following conditions have been satisfied: (i) receipt of such written resignation; (ii) all indebtedness due the Exchange shall have been paid in full; (iii) any Exchange investigation or disciplinary action brought against the Member has reached a final disposition; and (iv) any examination of such Member in process is completed and all exceptions noted have been reasonably resolved; provided, however, that the Board may declare a resignation effective at any time.

Rule 2.9. Dues, Assessments and Other Charges

The Exchange may prescribe such reasonable assessments, dues or other charges as it may, in its discretion, deem appropriate. Such assessments and charges shall be equitably allocated among Members, issuers and other persons using the Exchange's facilities.

Rule 2.10. Affiliation between Exchange and a Member

Without the prior approval of the Commission, the Exchange or any entity with which it is affiliated shall not, directly or indirectly, acquire or maintain an ownership interest in a Member. In addition, without the prior approval of the Commission, a Member shall not be or become an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange. The term affiliate shall have the meaning specified in Rule 12b-2 under the Act. Nothing in this Rule 2.10 shall prohibit a Member or its affiliate from acquiring or holding an equity interest in Direct Edge Holdings LLC that is permitted by the ownership and voting limitations contained in the Operating Agreement and By-Laws of Direct Edge Holdings LLC. In addition, nothing in this Rule 2.10 shall prohibit a Member from being or becoming an affiliate of the Exchange, or an affiliate of any affiliate of the Exchange, solely by reason of such Member or any officer, director, manager, managing member, partner or affiliate of such Member being or becoming either (a) a Director (as such term is defined in the By-Laws of the Exchange) pursuant to the By-Laws of the Exchange, or (b) a Director serving on the Board of Directors of Direct Edge Holdings LLC. In addition, nothing in this Rule 2.10 shall prohibit the Exchange from being an affiliate of Direct Edge ECN LLC or of EDGX Exchange, Inc.

Rule 2.11. Direct Edge ECN LLC as Outbound Router

(a) For so long as Direct Edge ECN LLC is affiliated with the Exchange and is providing outbound routing of orders from the Exchange to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communications networks or other brokers or dealers (collectively, "Trading Centers") (such function of Direct Edge ECN LLC is referred to as the "Outbound Router"), each of the Exchange and Direct Edge ECN LLC shall undertake as follows:

(1) The Exchange will regulate the Outbound Router function of Direct Edge ECN LLC as a facility (as defined in Section 3(a)(2) of the Act), subject to Section 6 of the Act. In particular, and without limitation, under the Act, the Exchange will be responsible for filing with the Commission rule changes and fees relating to the Direct Edge ECN LLC Outbound Router function and Direct Edge ECN LLC will be subject to exchange non-discrimination requirements.

(2) FINRA, a self-regulatory organization unaffiliated with the Exchange or any of its affiliates, will carry out oversight and enforcement responsibilities as the designated examining authority designated by the Commission pursuant to Rule 17d-1 of the Act with the responsibility for examining Direct Edge ECN LLC for compliance with applicable financial responsibility rules.

(3) A Member's use of Direct Edge ECN LLC to route orders to another Trading Center will be optional. Any Member that does not want to use Direct Edge ECN LLC may use other routers to route orders to other Trading Centers.

(4) Direct Edge ECN LLC will not engage in any business other than (a) its Outbound Router function, (b) its Inbound Router function as described in Rule 2.12, and (c) any other activities it may engage in as approved by the Commission.

(5) The Exchange shall establish and maintain procedures and internal controls reasonably designed to adequately restrict the flow of confidential and proprietary information between the Exchange and its facilities (including Direct Edge ECN LLC), and any other entity, including any affiliate of Direct Edge ECN LLC, and, if Direct Edge ECN LLC or any of its affiliates engages in any other business activities other than providing routing services to the Exchange, between the segment of Direct Edge ECN LLC or its affiliate that provides the other business activities and the routing services.

(b) The books, records, premises, officers, agents, directors and employees of Direct Edge ECN LLC as a facility of the Exchange shall be deemed to be the books, records, premises, officers, agents, directors and employees of the Exchange for purposes of, and subject to oversight pursuant to, the Act. The books and records of Direct Edge ECN LLC as a facility of the Exchange shall be subject at all times to inspection and copying by the Exchange and the Commission. Nothing in these Rules shall preclude officers, agents, directors or employees of the Exchange from also serving as officers, agents, directors and employees of Direct Edge ECN LLC.

Rule 2.12. Direct Edge ECN LLC as Inbound Router

(a) For so long as the Exchange is affiliated with EDGX Exchange, Inc., and Direct Edge ECN LLC in its capacity as a facility of the Exchange is utilized for the routing of orders from EDGX Exchange, Inc., to the Exchange, each of the Exchange and Direct Edge ECN LLC shall undertake as follows:

(1) The Exchange shall: (a) enter into a plan pursuant to Rule 17d-2 under the Exchange Act with a non-affiliated self-regulatory organization to relieve the Exchange of regulatory responsibilities for Direct Edge ECN LLC with respect to rules that are common rules between the Exchange and the SRO, and (b) enter into a regulatory services contract with a non-affiliated SRO to perform regulatory responsibilities for Direct Edge ECN LLC for unique Exchange rules.

(2) The regulatory services contract in paragraph 2.12(a)(1) shall require the Exchange to provide the non-affiliated self-regulatory organization with information, in an easily accessible manner, regarding all exception reports, alerts, complaints, trading errors, cancellations, investigations, and enforcement matters (collectively, "Exceptions") in which Direct Edge ECN LLC is identified as a participant that has potentially violated Exchange or SEC rules, and shall require that the non-affiliated self-regulatory organization provide a report to the Exchange quantifying all exception reports, alerts, complaints, trading errors, cancellations, investigations and enforcement matters on not less than a quarterly basis.

(3) The Exchange, on behalf of Direct Edge Holdings LLC, shall establish and maintain procedures and internal controls reasonably designed to ensure that Direct Edge ECN LLC does not develop or implement changes to its systems on the basis of nonpublic information obtained as a result of its affiliation with the Exchange until such information is available generally to similarly situated members of the Exchange in connection with the provision of inbound order routing to the Exchange.

(b) Provided the above conditions are complied with, and provided further that Direct Edge ECN LLC operates as an outbound router on behalf of EDGX Exchange, Inc., on the same terms and conditions as it does for the Exchange, and in accordance with the rules of EDGX Exchange, Inc., Direct Edge ECN LLC may provide inbound routing services to the Exchange from EDGX Exchange, Inc., for a Pilot Period ending [DATE-twelve months from the date of launch].

CHAPTER III. RULES OF FAIR PRACTICE

Rule 3.1. Business Conduct of Members

A Member, in the conduct of its business, shall observe high standards of commercial honor and just and equitable principles of trade.

Rule 3.2. Violations Prohibited

No Member shall engage in conduct in violation of the Act, the rules or regulations thereunder, the By-Laws, Exchange Rules or any policy or written interpretation of the By-Laws or Exchange Rules by the Board or an appropriate Exchange committee. Every Member shall so supervise persons associated with the Member as to assure compliance with those requirements.

Rule 3.3. Use of Fraudulent Devices

No Member shall effect any transaction in, or induce the purchase or sale of, any security by means of any manipulative, deceptive or other fraudulent device or contrivance.

Rule 3.4. False Statements

No Member or applicant for membership, or person associated with a Member or applicant, shall make any false statements or misrepresentations in any application, report or other communication to the Exchange. No Member or person associated with a Member shall make any false statement or misrepresentation to any Exchange committee, officer, the Board or any designated self-regulatory organization in connection with any matter within the jurisdiction of the Exchange.

Rule 3.5. Advertising Practices

(a) No Member, directly or indirectly, in connection with the purchase or sale of any security that has listed or unlisted trading privileges on the Exchange, shall publish, circulate or distribute any advertisement, sales literature or market letter or make oral statements or presentations which the Member knows, or in the exercise of reasonable care should know, contain any untrue statement of material fact or which is otherwise false or misleading. Exaggerated or misleading statements or claims are prohibited.

(b) Advertisements, sales literature and market letters shall contain the name of the Member, the person or firm preparing the material, if other than the Member, and the date on which it was first published, circulated or distributed (except that in advertisements only the name of the Member need be stated).

(c) No cautionary statements or caveats, often called hedge clauses, may be used if they could mislead the reader or are inconsistent with the content of the material.

(d) Each item of advertising and sales literature and each market letter shall be approved by signature or initial, prior to use, by an officer, partner or other official the Member has designated to supervise all such matters.

(e) A separate file of all advertisements, sales literature and market letters, including the names of the persons who prepared them and/or approved their use, shall be maintained by the Member for a period of three years from the date of each use (for the first two years in a place readily accessible to examination or spot checks). Each Member shall file with the Exchange, or the designated self-regulatory organization for such Member, within five business days after initial use, each advertisement (i.e., any material for use in any newspaper or magazine or other public media or by radio, telephone, recording, motion picture or television, except tombstone advertisements), unless such advertisement may be published under the rules of another self-regulatory organization regulating the Member under the Act.

(f) Testimonial material based on experience with the Member or concerning any advice, analysis, report or other investment related service rendered by the Member must make clear that such testimony is not necessarily indicative of future performance or results obtained by others. Testimonials also shall state whether any compensation has been paid to the maker, directly or indirectly, and if the material implies special experience or expert opinion, the qualifications of the maker of the testimonial should be given.

(g) Any statement to the effect that a report or analysis or other service will be furnished free or without any charge shall not be made unless such report or analysis or other service actually is or will be furnished entirely free and without condition or obligation.

(h) No claim or implication may be made for research or other facilities beyond those which the Member actually possesses or has reasonable capacity to provide.

Rule 3.6. Fair Dealing with Customers

All Members have a fundamental responsibility for fair dealing with their customers. Practices which do not represent fair dealing include, but are not limited to, the following:

(a) Recommending speculative securities to customers without knowledge of or an attempt to obtain information concerning the customers' other securities holdings, their financial situation and other necessary data. This prohibition has particular application to high pressure telephonic sales campaigns;

(b) Excessive activity in customer accounts (churning or overtrading) in relation to the objectives and financial situation of the customer;

(c) Establishment of fictitious accounts in order to execute transactions which otherwise would be prohibited or which are contrary to the Member's policies.

(d) Causing the execution of transactions which are unauthorized by customers or the sending of confirmations in order to cause customers to accept transactions not actually agreed upon;

(e) Unauthorized use or borrowing of customer funds or securities; and

(f) Recommending the purchase of securities or the continuing purchase of securities in amounts which are inconsistent with the reasonable expectation that the customer has the financial ability to meet such a commitment.

Interpretations and Policies

.01 Members who handle customer orders on the Exchange shall establish and enforce objective standards to ensure queuing and executing of customer orders in a fair and equitable manner.

Rule 3.7. Recommendations to Customers

(a) In recommending to a customer the purchase, sale or exchange of any security, a Member shall have reasonable grounds for believing that the recommendation is suitable for such customer upon the basis of the facts disclosed by such customer, after reasonable inquiry by the Member, as to the customer's other securities holdings and as to the customer's financial situation and needs.

(b) A Member may use material referring to past recommendations if it sets forth all recommendations as to the same type, kind, grade or classification of securities made by the Member within the last year. Longer periods of years may be covered if they are consecutive and include the most recent year. Such material must also name each security recommended and give the date and nature of each recommendation (e.g., whether to buy or sell), the price at the time of the recommendation, the price at which, or the price within which, the recommendation was to be acted upon, and the fact that the period was one of generally falling or rising markets, if such was the case.

Interpretations and Policies

.01 Recommendations made in connection with products listed pursuant to Chapter XIV, if applicable, shall comply with the provisions of (a) above. No Member shall recommend to a customer a transaction in any such product unless the Member has a reasonable basis for believing at the time of making the recommendation that the customer has such knowledge and experience in financial matters that he may reasonably be expected to be capable of evaluating the risks of the recommended transaction and is financially able to bear the risks of the recommended position.

Rule 3.8. The Prompt Receipt and Delivery of Securities

(a) Purchases. No Member may accept a customer's purchase order for any security until it has first ascertained that the customer placing the order or its agent agrees to receive securities against payment in an amount equal to any execution, even though such an execution may represent the purchase of only a part of a larger order.

(b) Sales. No Member shall execute a sale order for any customer or for its own account in any security unless such sale complies with the applicable provisions of the Act, including Regulation SHO.

Rule 3.9. Charges for Services Performed

A Member's charges, if any, for services performed (including miscellaneous services such as collection of moneys due for principal, dividends or interest; exchange or transfer of securities; appraisals, safekeeping or custody of securities; and other services) shall be reasonable and not unfairly discriminatory among customers.

Rule 3.10. Use of Information

A Member who, in the capacity of payment agent, transfer agent, or any other similar capacity, or in any fiduciary capacity, has received information as to the ownership of securities shall not make use of such information for soliciting purchases, sales or exchanges except at the request, and on behalf, of the issuer.

Rule 3.11. Publication of Transactions and Quotations

No Member shall report to the Exchange or publish or cause to be published any transaction as a purchase or sale of any security unless such Member believes that such transaction was a bona fide purchase or sale of such security, and no Member shall purport to quote the bid or asked price for any security, unless such Member believes that such quotation represents a bona fide bid for, or offer of, such security.

Rule 3.12. Offers at Stated Prices

No Member shall make an offer to buy from or sell to any person any security at a stated price unless such Member is prepared to purchase or sell, as the case may be, at such price and under such conditions as are stated at the time of such offer to buy or sell.

Rule 3.13. Payment Designed to Influence Market Prices, Other than Paid Advertising

No Member shall directly or indirectly, give, permit to be given, or offer to give anything of value to any person for the purpose of influencing or rewarding the action of such person in connection with the publication or circulation in any newspaper, investment service or similar publication of any matter which has, or is intended to have, an effect upon the market price of any security; provided, that this Rule shall not be construed to apply to a matter which is clearly identifiable as paid advertising.

Rule 3.14. Disclosure on Confirmations

A Member, at or before the completion of each transaction with a customer, shall give or send to such customer such written notification or confirmation of the transaction as is required by Commission Rule 10b-10.

Rule 3.15. Disclosure of Control

A Member controlled by, controlling, or under common control with, the issuer of any security, shall disclose to a customer the existence of such control before entering into any contract with or for such customer for the purchase or sale or such security, and if such disclosure is not made in writing, it shall be supplemented by the giving or sending of a written disclosure to the customer at or before completion of the transaction.

Rule 3.16. Discretionary Accounts

(a) No Member shall effect any purchase or sale transactions with, or for, any customer's account in respect of which such Member is vested with any discretionary power if such transactions are excessive in size or frequency in view of the financial resources and character of such account.

(b) No Member shall exercise any discretionary power in a customer's account unless such customer has given prior written authorization and the account has been accepted by the Member, as evidenced in writing by a person duly designated by the Member.

(c) The Member shall approve promptly in writing each discretionary order entered and shall review all discretionary accounts at frequent intervals in order to detect and prevent transactions which are excessive in size or frequency in view of the financial resources and character of the account. The Member shall designate a partner, officer or manager in each office, including the main office, to carry out the approval and review procedures.

(d) This Rule shall not apply to an order by a customer for the purchase or sale of a definite amount of a specified security which order gives the Member discretion only over the time and price of execution.

Rule 3.17. Customer's Securities or Funds

No Member shall make improper use of a customer's securities or funds.

Rule 3.18. Prohibition Against Guarantees

No Member shall guarantee, directly or indirectly, a customer against loss in any securities account of such customer carried by the Member or in any securities transaction effected by the Member with or for such customer.

Rule 3.19. Sharing in Accounts; Extent Permissible

No Member shall share, directly or indirectly, in the profits or losses in any account of a customer carried by the Member or any other Member, unless authorized by the customer or Member carrying the account; and a Member shall share in the profits or losses in any account of such customer only in direct proportion to the financial contributions made to such account by the Member. Accounts of the immediate family of any person employed by or under the control of a Member shall be exempt from this direct proportionate share limitation. For purposes of this Rule, the term "immediate family" shall include parents, mother-in-law, father-in-law, husband or wife, children or any other relative to whose support the person employed by or under the control of a Member contributes directly or indirectly.

Rule 3.20. Installment or Partial Payment Sales

(a) No Member shall take or carry any account or make a transaction for any customer under any arrangement which contemplates or provides for the purchase of any security for the account of the customer, or for the sale of any security to the customer, where payment for the security is to be made to the Member by the customer over a period of time in installments or by a series or partial payments, unless:

(1) in the event such Member acts as an agent or broker in such transaction, the Member promptly shall make an actual purchase of the security for the account of the customer, take possession or control of such security and maintain possession or control thereof so long as the Member remains under an obligation to deliver the security to the customer;

(2) in the event such Member acts as a principal in such transaction, the Member shall own, at the time of such transaction, such security and shall maintain possession or control thereof so long as he remains under an obligation to deliver the security to the customer; and

(3) if applicable to such Member, the provisions of Regulation T of the Federal Reserve Board shall be satisfied.

(b) No Member, whether acting as principal or agent, shall make, in connection with any transaction referred to in this Rule, any agreement with his customer under which such Member shall be allowed to pledge or hypothecate any security involved in such transaction in contravention of Commission Rules 8c-1 and 15c3-3.

CHAPTER IV. BOOKS AND RECORDS

Rule 4.1. Requirements

Each Member shall make and keep books, accounts, records, memoranda and correspondence in conformity with Section 17 of the Act and the rules thereunder, with all other applicable laws and the rules, regulations and statements of policy promulgated thereunder, and with Exchange Rules.

Rule 4.2. Furnishing of Records

Every Member shall furnish to the Exchange, upon request and in a time and manner required by the Exchange, current copies of any financial information filed with the Commission, as well as any records, files, or financial information pertaining to transactions executed on or through the Exchange. Further, the Exchange shall be allowed access, at any time, to the books and records of the Member in order to obtain or verify information related to transactions executed on or through the Exchange or activities relating to the Exchange.

Interpretations and Policies

.01 Consistent with the responsibility of the Exchange and the Commission to provide for timely regulatory investigations, the Exchange has adopted the following general time parameters within which Members are required to respond to Exchange requests for trading data:

1st Request ....10 business days
2nd Request.. 5 business days
3rd Request .... 5 business days

The third request letter will be sent to the Member's compliance officer and/or senior officer. Notwithstanding the parameters listed above, the Exchange reserves the right, in its sole discretion, to require information to be provided more quickly than described above.

.02 Regulatory Data Submission Requirement. Members shall submit to the Exchange such Exchange-related order, market and transaction data as the Exchange by Regulatory Circular may specify, in such form and on such schedule as the Exchange may require.

Rule 4.3. Record of Written Complaints

(a) Each Member shall keep and preserve for a period of not less than five years a file of all written complaints of customers and action taken by the Member in respect thereof, if any. Further, for the first two years of the five-year period, the Member shall keep such file in a place readily accessible to examination or spot checks.

(b) A "complaint" shall mean any written statement of a customer or any person acting on behalf of a customer alleging a grievance involving the activities of a Member or persons under the control of the Member in connection with (1) the solicitation or execution of any transaction conducted or contemplated to be conducted through the facilities of the

Exchange or (2) the disposition of securities or funds of that customer which activities are related to such a transaction.

Rule 4.4. Disclosure of Financial Condition

(a) A Member shall make available for inspection by a customer, upon request, the information relative to such Member's financial condition disclosed in its most recent balance sheet prepared either in accordance with such Member's usual practice or as required by any State or Federal securities laws, or any rule or regulation thereunder. Further, a Member shall send to its customers the statements required by Commission Rule 17a-5(c).

(b) As used in paragraph (a) of this Rule, the term "customer" has the same meaning as set forth in Commission Rule 17a-5(c)(4).

CHAPTER V. SUPERVISION

Rule 5.1. Written Procedures

Each Member shall establish, maintain and enforce written procedures which will enable it to supervise properly the activities of associated persons of the Member and to assure their compliance with applicable securities laws, rules, regulations and statements of policy promulgated thereunder, with the rules of the designated self-regulatory organization, where appropriate, and with Exchange Rules.

Rule 5.2. Responsibility of Members

Final responsibility for proper supervision shall rest with the Member. The Member shall designate a partner, officer or manager in each office of supervisory jurisdiction, including the main office, to carry out the written supervisory procedures. A copy of such procedures shall be kept in each such office.

Rule 5.3. Records

Each Member shall be responsible for making and keeping appropriate records for carrying out the Member's supervisory procedures.

Rule 5.4. Review of Activities

Each Member shall review the activities of each office, which shall include the periodic examination of customer accounts to detect and prevent irregularities or abuses.

Rule 5.5. Prevention of the Misuse of Material, Nonpublic Information

(a) Each Member must establish, maintain and enforce written policies and procedures reasonably designed, taking into consideration the nature of such Member's business, to prevent the misuse of material, non-public information by the Member or persons associated with the Member. Members for whom the Exchange is the Designated Examining Authority ("DEA") that are required to file SEC Form X-17A-5 with the Exchange on an annual or more frequent basis must file, contemporaneously with the submission of the calendar year end Insider Trading and Securities Fraud Enforcement Act certifications, compliance acknowledgements stating that the procedures mandated by this Rule have been established, enforced and maintained. Any Member, or associated person who becomes aware of a possible misuse of material, non-public information must promptly notify the Exchange's Surveillance Department. For purposes of this Rule, "associated person" and "person associated with a Member" means anyone who directly is engaged in the Member's trading-related activities, including general partners, officers, directors, managers (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with a Member or any employee of the Member. For the purposes of this Rule, the term "employee" includes every person who is compensated directly or indirectly by the Member for the solicitation or handling of business in securities, including individuals trading securities for the account of the Member, whether such securities are dealt in on an exchange or are dealt over-the-counter.

(b) For purposes of this Rule 5.5, conduct constituting the misuse of material, non-public information includes, but is not limited to, the following:

(1) Trading in any securities issued by a corporation, or in any related securities or related options or other derivative securities, while in possession of material, non-public information concerning that issuer; or

(2) Trading in a security or related options or other derivative securities, while in possession of material non-public information concerning imminent transactions in the security or related securities; or

(3) Disclosing to another person or entity any material, non-public information involving a corporation whose shares are publicly traded or an imminent transaction in an underlying security or related securities for the purpose of facilitating the possible misuse of such material, non-public information.

(c) This Rule 5.5 requires that, at a minimum, each Member establish, maintain, and enforce the following policies and procedures:

(1) All associated persons must be advised in writing of the prohibition against the misuse of material, non-public information;

(2) All associated persons must sign attestations affirming their awareness of, and agreement to abide by the aforementioned prohibitions. These signed attestations must be maintained for at least three years, the first two years in an easily accessible place;

(3) Each Member must receive and retain copies of trade confirmations and monthly account statements for each brokerage account in which an associated person has a direct or indirect financial interest or makes investment decisions. The activity in such accounts should be reviewed at least quarterly by the Member for the purpose of detecting the possible misuse of material, non-public information; and

(4) All associated persons must disclose to the Member whether they, or any person in whose account they have a direct or indirect financial interest, or make investment decisions, are an officer, director or 10% shareholder in a company whose shares are publicly traded. Any transaction in the stock (or option thereon) of such company shall be reviewed to determine whether the transaction may have involved a misuse of material non-public information.

Maintenance of the foregoing policies and procedures will not, in all cases, satisfy the requirements and intent of this Rule 5.5; the adequacy of each Member's policies and procedures will depend upon the nature of such Member's business.

Rule 5.6. Anti-Money Laundering Compliance Program

(a) Each Member shall develop and implement an anti-money laundering program reasonably designed to achieve and monitor compliance with the requirements of the Bank Secrecy Act (31 U.S.C. 5311, et seq.), and the implementing regulations promulgated thereunder by the Department of the Treasury. Each Member's anti-money laundering program must be approved, in writing, by a member of its senior management.

(b) The anti-money laundering programs required by the Rule shall, at a minimum:

(1) establish and implement policies and procedures that can be reasonably expected to detect and cause the reporting of transactions required under 31 U.S.C. 5318(g) and the implementing regulations thereunder;

(2) establish and implement policies and internal controls reasonably designed to achieve compliance with the Bank Secrecy Act and the implementing regulations thereunder;

(3) provide for independent testing for compliance to be conducted by the Member's personnel or by a qualified outside party;

(4) designate, and identify to the Exchange (by name, title, mailing address, e-mail address, telephone number, and facsimile number), a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the program and provide prompt notification to the Exchange regarding any change in such designation(s); and

(5) provide ongoing training for appropriate persons.

In the event that any of the provisions of this Rule 5.6 conflict with any of the provisions of another applicable self-regulatory organization's rule requiring the development and implementation of an anti-money laundering compliance program, the provisions of the rule of the Member's Designated Examining Authority shall apply.

CHAPTER VI. EXTENSIONS OF CREDIT

Rule 6.1. Prohibitions and Exemptions

(a) A Member shall not effect a securities transaction through Exchange facilities in a manner contrary to the regulations of the Board of Governors of the Federal Reserve System.

(b) The margin which must be maintained in margin accounts of customers shall be as follows:

(1) 25% of the current market value of all securities "long" in the account; plus

(2) $2.50 per share or 100% of the current market value, whichever amount is greater, of each stock "short" in the account selling at less than $5.00 per share; plus

(3) $5.00 per share or 30% of the current market value, whichever amount is greater, of each stock "short" in the account selling at $5.00 per share or above; plus

(4) 5% of the principal amount or 30% of the current market value, whichever amount is greater, of each bond "short in the account.

Rule 6.2. Day Trading Margin

(a) The term "day trading" means the purchasing and selling of the same security on the same day. A "day trader" is any customer whose trading shows a pattern of day trading.

(b) Whenever day trading occurs in a customer's margin account the margin to be maintained shall be the margin on the "long" or "short" transaction, whichever occurred first, as required pursuant to Exchange Rule 6.1(b). When day trading occurs in the account of a day trader, the margin to be maintained shall be the margin on the "long" or "short" transaction, whichever occurred first, as required for initial margin by Regulation T of the Board of Governors of the Federal Reserve System, or as required pursuant to Exchange Rule 6.1(b), whichever amount is greater.

(c) No Member shall permit a public customer to make a practice, directly or indirectly, of effecting transactions in a cash account where the cost of securities purchased is met by the sale of the same securities. No Member shall permit a public customer to make a practice of selling securities with them in a cash account which are to be received against payment from another registered broker or dealer where such securities were purchased and are not yet paid for.

CHAPTER VII. SUSPENSION BY CHIEF REGULATORY OFFICER

Rule 7.1. Imposition of Suspension

(a) A Member which fails or is unable to perform any of its contracts, or is insolvent or is unable to meet the financial responsibility requirements of the Exchange, shall immediately inform the Secretary in writing of such fact. Upon receipt of said notice, or whenever it shall appear to the Chief Regulatory Officer ("CRO") (after such verification and with such opportunity for comment by the Member as the circumstances reasonably permit) that a Member has failed to perform its contracts or is insolvent or is in such financial or operational condition or is otherwise conducting its business in such financial or operational condition or is otherwise conducting its business in such a manner that it cannot be permitted to continue in business with safety to its customers, creditors and other Members of the Exchange, the CRO may summarily suspend the Member or may impose such conditions and restrictions upon the Member as are reasonably necessary for the protection of investors, the Exchange, the creditors and the customers of such Member.

(b) A Member that does not pay any dues, fees, assessments, charges or other amounts due to the Exchange within 90 days after the same has become payable shall be reported to the CRO, who may, after giving reasonable notice to the Member of such arrearages, suspend the Member until payment is made. Should payment not be made within six months after payment is due, the Member's membership may be cancelled by the Exchange.

(c) In the event of suspension of a Member, the Exchange shall give prompt notice of such suspension to the Members of the Exchange. Unless the CRO shall determine that lifting the suspension without further proceedings is appropriate, such suspension shall continue until the Member is reinstated as provided in Rule 7.3. of this Chapter.

Rule 7.2. Investigation Following Suspension

Every Member suspended under the provisions of this Chapter shall immediately make available every facility requested by the Exchange for the investigation of its affairs and shall forthwith file with the Secretary a written statement covering all information requested, including a complete list of creditors and the amount owing to each and a complete list of each open long and short security position maintained by the Member and each of its customers. The foregoing includes, without limitation, the furnishing of such of the Member's books and records and the giving of such sworn testimony as may be requested by the Exchange.

Rule 7.3. Reinstatement

A Member suspended under the provisions of this Chapter may apply for reinstatement by a petition in accordance with and in the time provided for by the provisions of the Exchange Rules relating to adverse action.

Rule 7.4. Failure to be Reinstated

A Member suspended under the provisions of this Chapter who fails to seek or obtain reinstatement in accordance with Rule 7.3 shall have its membership cancelled by the Exchange in accordance with the Exchange's By-Laws.

Rule 7.5. Termination of Rights by Suspension

A Member suspended under the provisions of this Chapter shall be deprived during the term of its suspension of all rights and privileges conferred to it by virtue of its membership in the Exchange.

Rule 7.6. Summary Suspension of Exchange Services

The CRO (after such verification with such opportunity for comment as the circumstances reasonably permit) may summarily limit or prohibit (i) any person from access to services offered by the Exchange, if such person has been and is expelled or suspended from any self-regulatory organization or barred or suspended from being associated with a Member of any self-regulatory organization or is in such financial or operating difficulty that the Exchange determines that such person cannot be permitted to do business with safety to investors, creditors, Exchange Members or the Exchange; or (ii) a person who is not a Member from access to services offered by the Exchange, if such person does not meet the qualification requirements or other pre-requisites for such access and if such person cannot be permitted to continue to have access with safety to investors, creditors, Members and the Exchange. Any person aggrieved by any such summary action may seek review under the provisions of the Exchange Rules relating to adverse action.

Rule 7.7. Commission Action

The Commission may stay any summary action taken pursuant to this Chapter on its own motion or upon application by any person aggrieved thereby made pursuant to Section 19(d) of the Act and the rules thereunder.

CHAPTER VIII. DISCIPLINE

Rule 8.1. Disciplinary Jurisdiction

(a) A Member or a person associated with a Member (the "Respondent") who is alleged to have violated or aided and abetted a violation of any provision of the Act or the rules and regulations promulgated thereunder, or any provision of the Certificate of Incorporation, By-Laws or Rules of the Exchange or any interpretation thereof or any resolution or order of the Board or appropriate Exchange committee shall be subject to the disciplinary jurisdiction of the Exchange under this Chapter, and after notice and opportunity for a hearing may be appropriately disciplined by: expulsion; suspension; limitation of activities, functions and operation; fine; censure; suspension or bar from association with a Member or any other fitting sanction, in accordance with the provisions of this Chapter.

An individual Member, responsible party, or other person associated with a Member may be charged with any violation committed by employees under his/her/its supervision or by the Member with which he/she/it is associated, as though such violation were his/her/its own. A Member organization may be charged with any violation committed by its employees or by any other person who is associated with such Member organization, as though such violation were its own.

(b) Any Member or person associated with a Member shall continue to be subject to the disciplinary jurisdiction of the Exchange following the termination of such person's membership or association with a Member with respect to matters that occurred prior to such termination; provided that written notice of the commencement of an inquiry into such matters is given by the Exchange to such former Member or former associated person within one year of receipt by the Exchange of the latest written notice of the termination of such person's status as a Member or person associated with a Member. The foregoing notice requirement does not apply to a person who at any time after a termination again subjects himself or herself to the disciplinary jurisdiction of the Exchange by becoming a Member or a person associated with a Member.

(c) A summary suspension or other action taken pursuant to Chapter VII of the Rules of the Exchange shall not be deemed to be disciplinary action under this Chapter, and the provisions of this chapter shall not be applicable to such action.

(d) The Exchange may contract with another self-regulatory organization to perform some or all of the Exchange's disciplinary functions. In that event, the Exchange shall specify to what extent the Rules in this Chapter VIII shall govern Exchange disciplinary actions and to what extent the rules of the other self-regulatory organization shall govern such actions. Notwithstanding the fact that the Exchange may contract with another self-regulatory organization to perform some or all of the Exchange's disciplinary functions, the Exchange shall retain ultimate legal responsibility for and control of such functions.

Rule 8.2. Complaint and Investigation

(a) Initiation of Investigation

The Exchange, or the designated self-regulatory organization, when appropriate, shall investigate possible violations within the disciplinary jurisdiction of the Exchange which are brought to its attention in any manner, or upon order of the Board, the CRO or other Exchange officials designated by the CRO, or upon receipt of a complaint alleging such violation.

(b) Report

In every instance where an investigation has been instituted as a result of a complaint, and in every other instance in which an investigation results in a finding that there are reasonable grounds to believe that a violation has been committed, a written report of the investigation shall be submitted to the CRO by the Exchange's staff or, when appropriate, by the designated self-regulatory organization.

(c) Requirement to Furnish Information and Right to Counsel

Each Member and person associated with a Member shall be obligated upon request by the Exchange to appear and testify, and to respond in writing to interrogatories and furnish documentary materials and other information requested by the Exchange in connection with (i) an investigation initiated pursuant to paragraph (a) of this Rule or (ii) a hearing or appeal conducted pursuant to this Chapter or preparation by the Exchange in anticipation of such a hearing or appeal. No Member or person associated with a Member shall impede or delay an Exchange investigation or proceeding conducted pursuant to this Chapter nor refuse to comply with a request made by the Exchange pursuant to this paragraph. A Member or person associated with a Member is entitled to be represented by counsel during any such Exchange investigation, proceeding or inquiry.

(d) Notice, Statement and Access

Prior to submitting its report, the staff shall notify the person(s) who is the subject of the report (hereinafter "Subject") of the general nature of the allegations and of the specific provisions of the Act, rules and regulations promulgated thereunder, or provisions of the Certificate of Incorporation, By-Laws or Rules of the Exchange or any interpretation thereof or any resolution of the Board, that appear to have been violated. Except when the CRO determines that expeditious action is required, a Subject shall have 15 days from the date of the notification described above to submit a written statement to the CRO concerning why no disciplinary action should be taken. To assist a Subject in preparing such a written statement, he or she shall have access to any documents and other materials in the investigative file of the Exchange that were furnished by him or her or his or her agents.

(e) Failure to Furnish Information

Failure to furnish testimony, documentary evidence or other information requested by the Exchange in the course of an Exchange inquiry, investigation, hearing or appeal conducted pursuant to this Chapter or in the course of preparation by the Exchange in anticipation of such a hearing or appeal on the date or within the time period the Exchange specifies shall be deemed to be a violation of this Rule 8.2.

(f) Regulatory Cooperation

No Member or person associated with a Member or other person or entity subject to the jurisdiction of the Exchange shall refuse to appear and testify before another exchange or other self-regulatory organization in connection with a regulatory investigation, examination or disciplinary proceeding or refuse to furnish testimony, documentary materials or other information or otherwise impede or delay such investigation, examination or disciplinary proceeding if the Exchange requests such testimony, documentary materials or other information in connection with an inquiry resulting from an agreement entered into by the Exchange pursuant to subsection (g) of this Rule. The requirements of this Rule 8.2(f) shall apply when the Exchange has been notified by another self-regulatory organization of the request for testimony, documentary materials or other information and the Exchange then requests in writing that a Member, person associated with a Member or other person or entity provide such testimony, documentary materials or other information. Any person or entity required to furnish testimony, documentary materials or other information pursuant to this Rule 8.2(f) shall be afforded the same rights and procedural protections as that person or entity would have if the Exchange had initiated the request.

(g) Cooperative Agreements

The Exchange may enter into agreements with domestic and foreign self-regulatory organizations providing for the exchange of information and other forms of mutual assistance or for market surveillance, investigative, enforcement or other regulatory purposes.

(h) Videotaped Responses

In lieu of, or in addition to, submitting a written statement concerning why no disciplinary action should be taken as permitted by paragraph (d) of this Rule, the Subject may submit a statement in the form of a videotaped response. Except when the CRO determines that expeditious action is required, the Subject shall have 15 days from the date of the notification described in paragraph (d) to submit the videotaped response. The Exchange will establish standards concerning the length and format of such videotaped responses.

Rule 8.3. Expedited Proceeding

Upon receipt of the notification required by Rule 8.2(d), a Subject may seek to dispose of the matter through a letter of consent signed by the Subject. If a Subject desires to attempt to dispose of the matter through a letter of consent, the Subject must submit to the staff within 15 days from the date of the notification required by Rule 8.2(d) a written notice electing to proceed in an expedited manner pursuant to this Rule 8.3. The Subject must then endeavor to reach agreement with the Exchange's staff upon a letter of consent which is acceptable to the staff and which sets forth a stipulation of facts and findings concerning the Subject's conduct, the violation(s) committed by the Subject and the sanction(s) therefor. The matter can only be disposed of through a letter of consent if the staff and the Subject are able to agree upon terms of a letter of consent which are acceptable to the staff and the letter is signed by the Subject. At any point in the negotiations regarding a letter of consent, either the staff may deliver to the Subject or the Subject may deliver to the staff a written declaration of an end to the negotiations. On delivery of such a declaration the subject will then have 15 days to submit a written statement pursuant to Rule 8.2(d) and thereafter the staff may bring the matter to the CRO. If the letter of consent is accepted by the CRO, the Exchange may adopt the letter as its decision and shall take no further action against the Subject respecting the matters that are the subject of the letter. If the letter of consent is rejected by the CRO, the matter shall proceed as though the letter had not been submitted. Upon rejection, the Subject will then have 15 days to submit a written statement pursuant to Rule 8.2(d). The CRO's decision to accept or reject a letter of consent shall be final, and a Subject may not seek review thereof.

Rule 8.4. Charges

(a) Determination Not to Initiate Charges

Whenever it shall appear to the CRO from the investigation report that no probable cause exists for finding a violation within the disciplinary jurisdiction of the Exchange, or whenever the CRO otherwise determines that no further proceedings are warranted, he or she shall issue a written statement to that effect setting forth the reasons for such finding.

(b) Initiation of Charges

Whenever it shall appear to the CRO that there is probable cause for finding a violation within the disciplinary jurisdiction of the Exchange and that further proceedings are warranted, the CRO shall direct the issuance of a statement of charges against the Respondent specifying the acts in which the Respondent is charged to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, By-Laws, Exchange Rules, interpretations or resolutions of which such acts are in violation. A copy of the charges shall be served upon the Respondent in accordance with Rule 8.12.

Rule 8.5. Answer

The Respondent shall have 15 business days after service of the charges to file a written answer thereto. The answer shall specifically admit or deny each allegation contained in the charges, and the Respondent shall be deemed to have admitted any allegation not specifically denied. The answer may also contain any defense which the Respondent wishes to submit and may be accompanied by documents in support of his answer or defense. In the event the Respondent fails to file an answer within the time provided, the charges shall be considered to be admitted.

Rule 8.6. Hearings

(a) Selection of Hearing Panel

Subject to Rule 8.7. concerning summary proceedings, a hearing on the charges shall be held before a panel of three (3) hearing officers (the Hearing Panel") appointed by the Chief Executive Officer. Each Hearing Panel shall be comprised as follows: (i) a professional hearing officer, who shall serve as Chairman of the Hearing Panel, (ii) a hearing officer who is an Industry Member, and (iii) a hearing officer who is a Member Representative member, as such term is defined in the By-Laws (each a "Hearing Officer"). Prospective Hearing Officers shall be required to disclose to the Exchange their employment history for the past 10 years, any past or current material business or other financial relationships with the Exchange or any members of the Exchange, and any other information deemed relevant by the Exchange. Such disclosures relating to the particular Hearing Officers selected by the Chief Executive Officer shall be provided to the Respondent upon request after the selection of the Hearing Panel. In selecting Hearing Officers for a particular matter, the Chief Executive Officer should give reasonable consideration to the prospective Hearing Officers' professional competence and reputation, experience in the securities industry, familiarity with the subject matter involved, the absence of bias and any actual or perceived conflict of interest, and any other relevant factors.

(b) Impartiality of Hearing Officers

When any Hearing Officer considers a disciplinary matter he or she is expected to function impartially and independently of the staff members who prepared and prosecuted the charges. Exchange counsel may assist the Hearing Panel in preparing its written recommendations or judgments. Within 15 days of the appointment of the Hearing Panel, the Respondent may move for disqualification of any Hearing Officer sitting on such Panel based upon bias or conflict of interest. Such motions shall be made in writing and state with specificity the facts and circumstances giving rise to the alleged bias or conflict of interest. The motion papers shall be filed with the Hearing Panel and the Secretary of the Exchange. The Exchange may file a brief in opposition to the Respondent's motion within 15 days of service thereof. The Hearing Panel shall rule upon such motion no later than 30 days from filing by the Respondent. Prior adverse rulings against the Respondent or Respondent's attorney in other matters shall not, in and of themselves, constitute grounds for disqualification. If the Hearing Panel believes the Respondent has provided satisfactory evidence in support of the motion to disqualify, the applicable Hearing Officer shall remove himself or herself and request the Chief Executive Officer to reassign the hearing to another Hearing Officer such that the Hearing Panel still meets the compositional requirements described in Rule 8.6(a). If the Hearing Panel determines that the Respondent's grounds for disqualification are insufficient, it shall deny the Respondent's motion for disqualification by setting forth the reasons for the denial in writing and the Hearing Panel will precede with the hearing. The ruling by the Hearing Panel on such motions shall not be subject to interlocutory review.

(c) Notice and List of Documents

Participants shall be given at least 15 business days' notice of the time and place of the hearing and a statement of the matters to be considered therein. All documentary evidence intended to be presented in the hearing by the Respondent, the Exchange, or the designated self-regulatory authority must be received by the Hearing Panel at least eight (8) days in advance of the hearing or it may not be presented in the hearing. The parties shall furnish each other with a list of all documents submitted for the record not less than four (4) business days in advance of the hearing, and the documents themselves shall be made available to the parties for inspection and copying.

(d) Conduct of Hearing

The Hearing Panel shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Formal rules of evidence shall not apply. The charges shall be presented by a representative of the Exchange or the designated self-regulatory authority who, along with the Respondent, may present evidence and produce witnesses who shall testify under oath and are subject to being questioned by the Hearing Panel and opposing parties. The Respondent is entitled to be represented by counsel who may participate fully in the hearing. A transcript of the hearing shall be made and shall become part of the record.

Rule 8.7. Summary Proceedings

Notwithstanding the provisions of Rule 8.6 of this Chapter, the CRO may make a determination without a hearing and may impose a penalty as to violations which the Respondent has admitted or charges which the Respondent has failed to answer or which otherwise are not in dispute. Notice of such summary determination, specifying the violations and penalty, shall be served upon the Respondent, who shall have ten (10) business days from the date of service to notify the CRO that he desires a hearing upon all or a portion of any charges not previously admitted or upon the penalty. Failure to so notify the CRO shall constitute an admission of the violations and acceptance of the penalty as determined by the CRO and a waiver of all rights of review. If the Respondent requests a hearing, the matters which are the subject of the hearing shall be handled in accordance with the hearing and review procedures of this Chapter.

Rule 8.8. Offers of Settlement

(a) Submission of Offer

At any time during the course of any proceeding under this Chapter, the Respondent may submit to the CRO a written offer of settlement which shall contain a proposed stipulation of facts and shall consent to a specified penalty. Where the CRO accepts an offer of settlement, he or she shall issue a decision, including findings and conclusions and imposing a penalty, consistent with the terms of such offer. Where the CRO rejects an offer of settlement, he or she shall notify the Respondent and the matter shall proceed as if such offer had not been made, and the offer and all documents relating thereto shall not become part of the record. A decision of the CRO issued upon acceptance of an offer of settlement as well as the determination of the CRO whether to accept or reject such an offer shall become final 20 business days after such decision is issued, and the Respondent may not seek review thereof.

(b) Submission of Statement

A Respondent may submit with an offer of settlement a written statement in support of the offer. In addition, if the staff will not recommend acceptance of an offer of settlement before the CRO, a Respondent shall be notified and may appear before the CRO to make an oral statement in support of his/her offer. Finally, if the CRO rejects an offer that the staff supports, a Respondent may appear before the CRO to make an oral statement concerning why he/she believes the CRO should change his or her decision and accept Respondent's offer, and if Respondent makes such appearance, the staff may also appear before the CRO to make an oral statement in support of its position. A Respondent must make a request for such an appearance within 5 days of being notified that the offer was rejected or that the staff will not recommend acceptance.

(c) Repeated Offers

Unless the CRO shall otherwise order, a Respondent shall be entitled to submit to the CRO a maximum of two written offers of settlement in connection with the statement of charges issued to that Respondent pursuant to Rule 8.4(b).

Rule 8.9. Decision

Following a hearing conducted pursuant to Rule 8.6 of this Chapter, the Hearing Panel shall prepare a decision in writing, based solely on the record, determining whether the Respondent has committed a violation and imposing the penalty, if any, therefor. The decision shall include a statement of findings and conclusions, with the reasons therefor, upon all material issues presented on the record. Where a penalty is imposed, the decision shall include a statement specifying the acts or practices in which the Respondent has been found to have engaged and setting forth the specific provisions of the Act, rules and regulations promulgated thereunder, By-Laws, Exchange Rules, interpretations or resolutions of which the acts are deemed to be in violation. The Respondent shall promptly be sent a copy of the decision.

Rule 8.10. Review

(a) Petition

The Respondent shall have ten (10) days after service of notice of a decision made pursuant to Rule 8.9 of this Chapter to petition for review thereof. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with reasons for such exceptions. Any objections to a decision not specified by written exception shall be considered to have been abandoned.

(b) Conduct of Review

The review shall be conducted by the Appeals Committee of the Board. Unless the Appeals Committee shall decide to open the record for introduction of evidence or to hear argument, such review shall be based solely upon the record and the written exceptions filed by the parties. The Appeals Committee's decision shall be in writing and shall be final.

(c) Review on Motion of Board

The Board may on its own initiative order review of a decision made pursuant to Rule 8.7, 8.8, or 8.9 of this Chapter within 20 business days after issuance of the decision. Such review shall be conducted in accordance with the procedure set forth in paragraph (b) of this Rule.

(d) Review of Decision Not to Initiate Charges

Upon application made by the Chief Executive Officer within 30 days of a decision made pursuant to Rule 8.4(a) of this Chapter, the Board may order review of such decision. Such review shall be conducted in accordance with the procedures set forth in paragraph (b), as applicable.

Rule 8.11. Effective Date of Judgment

Penalties imposed under this Chapter shall not become effective until the review process is completed or the decision otherwise becomes final. Pending effectiveness of a decision imposing a penalty on the Respondent, the CRO, Hearing Panel or committee of the Board, as applicable, may impose such conditions and restrictions on the activities of the Respondent as he, she or it considers reasonably necessary for the protection of investors, creditors and the Exchange.

Interpretations and Policies

.01 Exchange staff shall make all necessary filings concerning formal and informal disciplinary actions required under the Act and the rules and regulations promulgated thereunder, and shall take all other actions necessary to comply with any other applicable law or regulation.

The staff shall not, as a matter of policy, issue any press release or other statement to the press concerning any formal or informal disciplinary matter; provided, however, that the CRO may recommend to the Executive Committee or Board of the Exchange that the staff issue a press release or other statement to the press. If the Executive Committee or Board determines that such a press release or other statement to the press is warranted, then the staff shall prepare and issue a press release or other statement to the press as the Executive Committee or Board shall direct. Except as provided in Rule 8.15(a), the staff shall cause details regarding all formal disciplinary actions where a final decision has been issued to be published on a website maintained by the Exchange.

Rule 8.12. Miscellaneous Provisions

(a) Service of Notice

Any charges, notices or other documents may be served upon the Respondent either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail addressed to the Respondent at his last known place of business.

(b) Extension of Time Limits

Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the authority at the Exchange to whom such materials are to be submitted.

(c) Reports and Inspection of Books for Purpose of Investigating Complaints

For the purpose of any investigation or determination as to the filing of a complaint, or any hearing of any complaint against any Member of the Exchange or any person associated with a Member, the Exchange's staff, CRO, Board or designated self-regulatory organization shall have the right (1) to require any Member of the Exchange to report orally or in writing with regard to any matter involved in any such investigation or hearing, and (2) to investigate the books, records and accounts of any such Member with relation to any matter involved in any such investigation or hearing. No Member shall refuse to make any report as required in this Rule, or refuse to permit any inspection of books, records and accounts as may be validly called for under this Rule.

Rule 8.13. Costs of Proceedings

Any Member disciplined pursuant to this Chapter shall bear such part of the costs of the proceedings as the CRO or the Board deems fair and appropriate in the circumstances.

Rule 8.14. Agency Review

Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

Rule 8.15. Imposition of Fines for Minor Violation(s) of Rules

(a) In lieu of commencing a disciplinary proceeding as described in Rules 8.1 through 8.13, the Exchange may, subject to the requirements set forth in this Rule, impose a fine, not to exceed $2,500, on any Member, associated person of a Member, or registered or non-registered employee of a Member, for any violation of a Rule of the Exchange, which violation the Exchange shall have determined is minor in nature. For purposes of imposing fines pursuant to Interpretation .02 of Rule 4.2, the Exchange may aggregate individual violations of particular rules and treat such violations as a single offense, provided that such aggregation is based upon a comprehensive automated surveillance program. In other instances, the Exchange may, if no exceptional circumstances are present, impose a fine based upon a determination that there exists a pattern or practice of violative conduct. The Exchange also may aggregate similar violations generally if the conduct was unintentional, there was no injury to public investors, or the violations resulted from a single systemic problem or cause that has been corrected. Any fine imposed pursuant to this Rule and not contested shall not be publicly reported, except as may be required by Rule 19d-1 under the Act or as may be required by any other regulatory authority.

(b) In any action taken by the Exchange pursuant to this Rule, the person against whom a fine is imposed shall be served (as provided in Rule 8.12) with a written statement, signed by an authorized officer of the Exchange, setting forth (i) the Rule or Rules alleged to have been violated; (ii) the act or omission constituting each such violation; (iii) the fine imposed for each such violation; and (iv) the date by which such determination becomes final and such fine becomes due and payable to the Exchange, or such determination must be contested as provided in paragraph (d) below, such date to be not less than 15 business days after the date of service of the written statement.

(c) If the person against whom a fine is imposed pursuant to this Rule pays the fine, such payment shall be deemed to be a waiver by such person of such person's right to a disciplinary proceeding under Rules 8.1 through 8.13 and any review of the matter by the Appeals Committee or by the Board.

(d) Any person against whom a fine is imposed pursuant to this Rule may contest the Exchange's determination by filing with the Exchange not later than the date by which such determination must be contested, a written response meeting the requirements of an Answer as provided in Rule 8.5 at which point the matter shall become a disciplinary proceeding subject to the provisions of Rules 8.1 through 8.13. In any such disciplinary proceeding, if the Hearing Panel determines that the person charged is guilty of the rule violation(s) charged, the Hearing Panel shall (i) be free to impose any one or more disciplinary sanctions and (ii) determine whether the rule violation(s) is minor in nature. The person charged and the Board of the Exchange may require a review by the Board of any determination by the Hearing Panel by proceeding in the manner described in Rule 8.10.

(e) The Exchange shall prepare and announce to its Members and Member organizations from time to time a listing of the Exchange Rules as to which the Exchange may impose fines as provided in this Rule. Such listing shall also indicate the specific dollar amount that may be imposed as a fine hereunder with respect to any violation of any such Rule or may indicate the minimum and maximum dollar amounts that may be imposed by the Exchange with respect to any such violation. Nothing in this rule shall require the Exchange to impose a fine pursuant to this rule with respect to the violation of any Rule included in any such listing.

Interpretations and Policies

.01 List of Exchange Rule Violations and Recommended Fine Schedule Pursuant to Rule 8.15:

Recommended Fine Schedule – 8.15.01(a)-(f)

Occurrence*	Individual	Member firm
First time fined	$100	$500
Second time fined	$300	$1,000
Third time fined	$500	$2,500

*Within a "rolling" 12-month period.

(a) Rule 4.2 and Interpretations, thereunder, requiring the submission of responses to Exchange requests for trading data within specified time period.

(b) Rule 11.15 requirement to identify short sale orders as such.

(c) Rule 11.16 requirement to comply with locked and crossed market rules.

(d) Rule 2.5. Interpretation .04: Firm Element of Continuing Education Requirement.

(e) Rule 3.5 Advertising Practices

(f) Rule 12.11 Interpretation .01 and Exchange Act Rule 604 – Failure to properly display limit orders

Recommended Fine Amount for 8.15.01(g): $100 per violation

(g) Rule 4.2 and Interpretations thereunder related to the requirement to furnish Exchange-related order, market and transaction data, as well as financial or regulatory records and information.

Rule 8.16. Ex Parte Communications

(a) Unless on notice and opportunity for all parties to participate:

(1) No Respondent or Exchange staff member shall make or knowingly cause to be made an ex parte communication relevant to the merits of a proceeding to any Hearing Officer, any member of the Board of Directors or a member of a committee of the Board who is participating in a decision with respect to that proceeding (an "Adjudicator"); and

(2) No Adjudicator shall make or knowingly cause to be made to a Respondent or Exchange staff member an ex parte communication relevant to the merits of that proceeding.

(b) An Adjudicator who receives, makes, or knowingly causes to be made a communication prohibited by this Rule shall place in the record of the proceeding:

(1) all such written communications;

(2) memoranda stating the substance of all such oral communications; and

(3) all written responses and memoranda stating the substance of all oral responses to all such communications.

(c) If a prohibited ex parte communication has occurred, the Board of Directors or a committee thereof may take whatever action it deems appropriate in the interests of justice, the policies underlying the Act, and the Exchange By-Laws and Rules, including dismissal or denial of the offending party's interest or claim. All participants to a proceeding may respond to any allegations or contentions contained in a prohibited ex parte communication placed in the record. Such responses shall be placed in the record.

(d) The prohibitions of this Rule shall apply beginning with the initiation of an investigation as provided in Rule 8.2(a), unless the person responsible for the communication has knowledge that the investigation shall be initiated, in which case the prohibitions shall apply beginning at the time of his or her acquisition of such knowledge.

CHAPTER IX. ARBITRATION

Rule 9.1. Code of Arbitration

The 12000 and 13000 Series of FINRA's NASD Manual, the FINRA Code of Arbitration Procedure for Customer and Industry Disputes, respectively ("FINRA Code of Arbitration"), as the same may be in effect from time to time, shall govern Exchange arbitrations except as may be specified in this Chapter IX. For purposes of Exchange arbitrations, defined terms used in this Chapter IX and not otherwise defined herein shall have the same meaning as those prescribed in the FINRA Code of Arbitration, and procedures contained in the FINRA Code of Arbitration shall have the same application as toward Exchange arbitrations.

Rule 9.2. Jurisdiction

This Chapter applies to the arbitration of any dispute, claim, or controversy arising out of or in connection with the Exchange business of a Member or associated person of a Member.

Rule 9.3. Predispute Arbitration Agreements

(a) Any predispute arbitration clause shall be highlighted and shall be immediately preceded by the following language in outline form.

This agreement contains a predispute arbitration clause. By signing an arbitration agreement the parties agree as follows:

(1) All parties to this agreement are giving up the right to sue each other in court, including the right to a trial by jury, except as provided by the rules of the arbitration forum in which a claim is filed.

(2) Arbitration awards are generally final and binding; a party's ability to have a court reverse or modify an arbitration award is very limited.

(3) The ability of the parties to obtain documents, witness statements and other discovery is generally more limited in arbitration than in court proceedings.

(4) The arbitrators do not have to explain the reason(s) for their award.

(5) The panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry.

(6) The rules of some arbitration forums may impose time limits for bringing a claim in arbitration. In some cases, a claim that is ineligible for arbitration may be brought in court.

(7) The rules of the arbitration forum in which the claim is filed, and any amendments thereto, shall be incorporated into this agreement.

(b) In any agreement containing a predispute arbitration agreement, there shall be a highlighted statement immediately preceding any signature line or other place for indicating agreement that states that the agreement contains a predispute arbitration clause. The statement shall also indicate at what page and paragraph the arbitration clause is located.

(c) Within thirty days of signing, a copy of the agreement containing any such clause shall be given to the customer who shall acknowledge receipt thereof on the agreement or on a separate document.

(d) A Member shall provide a customer with a copy of any predispute arbitration clause or customer agreement executed between the customer and the Member, or inform the customer that the Member does not have a copy thereof, within ten business days of receipt of the customer's request. If a customer requests such a copy before the Member has provided the customer with a copy pursuant to subparagraph (c) above, the Member must provide a copy to the customer by the earlier date required by this subparagraph (d) or by subparagraph (c).

(e) Upon request by a customer, a Member shall provide the customer with the names of, and information on how to contact or obtain the rules of, all arbitration forums in which a claim may be filed under the agreement.

(f) No predispute arbitration agreement shall include any condition that:

(1) limits or contradicts the rules of any self-regulatory organization;

(2) limits the ability of a party to file any claim in arbitration;

(3) limits the ability of a party to file any claim in court permitted to be filed in court under the rules of the forums in which a claim may be filed under the agreement; or

(4) limits the ability of arbitrators to make any award.

(g) If a customer files a complaint in court against a Member that contains claims that are subject to arbitration pursuant to a predispute arbitration agreement between the Member and the customer, the Member may seek to compel arbitration of the claims that are subject to arbitration. If the Member seeks to compel arbitration of such claims, the Member must agree to arbitrate all of the claims contained in the complaint if the customer so requests.

(h) All agreements shall include a statement that "No person shall bring a putative or certified class action to arbitration, nor seek to enforce any pre-dispute arbitration agreement against any person who has initiated in court a putative class action; or who is a member of a putative class who has not opted out of the class with respect to any claims encompassed by the putative class action until: (i) the class certification is denied; or (ii) the class is decertified; or (iii) the customer is excluded from the class by the court. Such forbearance to enforce an agreement to arbitrate shall not constitute a waiver of any rights under this agreement except to the extent stated herein."

Rule 9.4. Referrals

If any matter comes to the attention of an arbitrator during and in connection with the arbitrator's participation in a proceeding, either from the record of the proceeding or from material or communications related to the proceeding, that the arbitrator has reason to believe may constitute a violation of the Exchange's Rules or the federal securities laws, the arbitrator may initiate a referral of the matter to the Exchange for disciplinary investigation; provided, however, that any such referral should only be initiated by an arbitrator after the matter before him has been settled or otherwise disposed of, or after an award finally disposing of the matter has been rendered pursuant to Rule 12904 or 13904, as applicable, of the FINRA Code of Arbitration.

Rule 9.5. Payment of Awards

Any Member, or person associated with a Member, who fails to honor an award of arbitrators appointed in accordance with the Rules in this Chapter IX or fails to comply with a written and executed settlement agreement shall be subject to disciplinary proceedings in accordance with Chapter VIII (Discipline).

Rule 9.6. Non-Waiver of Exchange's Right

The submission of any matter to arbitration under this Chapter IX shall in no way limit or preclude any right, action or determination by the Exchange which it would otherwise be authorized to adopt, administer or enforce.

CHAPTER X. ADVERSE ACTION

Rule 10.1. Scope of Chapter

This Chapter provides the procedure for persons who are or are about to be aggrieved by adverse action, including, but not limited to, those persons who have been denied membership in the Exchange, barred from becoming associated with a Member, or prohibited or limited with respect to Exchange services pursuant to the By-Laws or the Rules of the Exchange (other than disciplinary action for which review is provided in Chapter VIII and other than an arbitration award, from which there is no Exchange review), to apply for an opportunity to be heard and to have the complained of action reviewed.

Rule 10.2. Submission and Time Limitation on Application to Exchange

A person who is or will be aggrieved by any action of the Exchange within the scope of this Chapter and who desires to have an opportunity to be heard with respect to such action shall file a written application with the Exchange within 15 business days after being notified of such action. The application shall state the action complained of and the specific reasons why the applicant takes exception to such action and the relief sought. In addition, if the applicant intends to submit any additional documents, statements, arguments or other material in support of the application, the same should be so stated and identified.

Rule 10.3. Procedure Following Applications for Hearing

(a) Appeals Committee

Applications for hearing and reviewing shall be referred promptly by the Exchange to the Appeals Committee. A record of the proceedings shall be kept.

(b) Documents

The Appeals Committee will set a hearing date and shall be furnished with all materials relevant to the proceedings at least 72 hours prior to the date of the hearing. Each party shall have the right to inspect and copy the other party's materials prior to the hearing. Hearings shall be held promptly, particularly in the case of a summary suspension pursuant to Chapter VII of these Rules.

Rule 10.4. Hearing and Decision

(a) Participants

The parties to the hearing shall consist of the applicant and a representative of the Exchange who shall present the reasons for the action taken by the Exchange which allegedly aggrieved the applicant.

(b) Counsel

The applicant is entitled to be accompanied, represented and advised by counsel at all stages of the proceedings.

(c) Conduct of Hearing

The Appeals Committee shall determine all questions concerning the admissibility of evidence and shall otherwise regulate the conduct of the hearing. Each of the parties shall be permitted to make an opening statement, present witnesses and documentary evidence, cross-examine opposing witnesses and present closing arguments orally or in writing as determined by the panel. The Appeals Committee also shall have the right to question all parties and witnesses to the proceeding and a record shall be kept. The formal rules of evidence shall not apply.

(d) Decision

The decision of the Appeals Committee shall be made in writing and shall be sent to the parties to the proceeding. Such decisions shall contain the reasons supporting the conclusions of the panel.

Rule 10.5. Review

(a) Petition

The decision of the Appeals Committee shall be subject to review by the Board either on its own motion within 20 business days after issuance of the decision or upon written request submitted by the applicant below, or by the CRO of the Exchange, within 15 business days after issuance of the decision. Such petition shall be in writing and shall specify the findings and conclusions to which exceptions are taken together with the reasons for such exceptions. Any objection to a decision not specified by written exception shall be considered to have been abandoned and may be disregarded. Parties may petition to submit a written argument to the Board and may request an opportunity to make an oral argument before the Board. The Board shall have sole discretion to grant or deny either request.

(b) Conduct of Review

The review shall be conducted by the Board. The review shall be made upon the record and shall be made after such further proceedings, if any, as the Board may order. Based upon such record, the Board may affirm, reverse or modify, in whole or in part, the decision below. The decision of the Board shall be in writing, shall be sent to the parties to the proceeding and shall be final.

Rule 10.6. Miscellaneous Provisions

(a) Service of Notice

Any notices or other documents may be served upon the applicant either personally or by leaving the same at his place of business or by deposit in the United States post office, postage prepaid, by registered or certified mail, addressed to the applicant at his last known business or residence address.

(b) Extension of Time Limits

Any time limits imposed under this Chapter for the submission of answers, petitions or other materials may be extended by permission of the Exchange. All papers and documents relating to review by the Appeals Committee or the Board must be submitted to the Exchange.

Rule 10.7. Agency Review

Actions taken by the Exchange under this Chapter shall be subject to the review and action of any appropriate regulatory agency under the Act.

CHAPTER XI. TRADING RULES

Rule 11.1. Hours of Trading and Trading Days

(a) Orders may be entered on the Exchange, executed on the Exchange or routed away from the Exchange during Regular Trading Hours, the Pre-Opening Session and the Post-Closing Session.

(b) The Exchange will be open for the transaction of business on business days. The Exchange will not be open for business on the following holidays: New Years Day, Dr. Martin Luther King Jr. Day, Presidents Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day or Christmas. When any holiday observed by the Exchange falls on a Saturday, the Exchange will not be open for business on the preceding Friday. When any holiday observed by the Exchange falls on a Sunday, the Exchange will not be open for business on the following Monday, unless otherwise indicated by the Exchange.

(c) The Chief Executive Officer of the Exchange shall have the power to halt, suspend trading in any and all securities traded on the Exchange, to close some or all Exchange facilities, and to determine the duration of any such halt, suspension, or closing, when he deems such action necessary for the maintenance of fair and orderly markets, the protection of investors, or otherwise in the public interest including special circumstances such as (1) actual or threatened physical danger, severe climatic conditions, civil unrest, terrorism, acts of war, or loss or interruption of facilities utilized by the Exchange, (2) a request by a governmental agency or official, or (3) a period of mourning or recognition for a person or event. No such action shall continue longer than a period of two days, or as soon thereafter as a quorum of Directors can be assembled, unless the Board approves the continuation of such suspension.

Rule 11.2. Securities Eligible for Trading

The Exchange shall designate securities for trading. Any class of securities listed or admitted to unlisted trading privileges on the Exchange pursuant to Chapter XIV of these Rules shall be eligible to become designated for trading on the Exchange. All securities designated for trading are eligible for odd-lot, round-lot and mixed-lot executions, unless otherwise indicated by the Exchange or limited pursuant to these Rules.

Rule 11.3. Access

(a) *General.* The System shall be available for entry and execution of orders by Users with authorized access. To obtain authorized access to the System, each User must enter into a User Agreement with the Exchange in such form as the Exchange may provide ("User Agreement").

(b) *Sponsored Participants.* A Sponsored Participant may obtain authorized access to the System only if such access is authorized in advance by one or more Sponsoring Members as follows:

(1) Sponsored Participants must enter into and maintain customer agreements with one or more Sponsoring Members establishing proper relationship(s) and account(s)

through which the Sponsored Participant may trade on the System. Such customer agreement(s) must incorporate the Sponsorship Provisions set forth in paragraph (2) below.

(2) For a Sponsored Participant to obtain and maintain authorized access to the System, a Sponsored Participant and its Sponsoring Member must agree in writing to the following Sponsorship Provisions:

(A) Sponsored Participant and its Sponsoring Member must have entered into and maintained a User Agreement with the Exchange.

(B) Sponsoring Member acknowledges and agrees that:

(i) All orders entered by the Sponsored Participants and any person acting on behalf of or in the name of such Sponsored Participant and any executions occurring as a result of such orders are binding in all respects on the Sponsoring Member, and

(ii) Sponsoring Member is responsible for any and all actions taken by such Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant.

(C) Sponsoring Member shall comply with the Exchange's Certificate of Incorporation, By-Laws, Rules and procedures, and Sponsored Participant shall comply with the Exchange's Certificate of Incorporation, By-Laws, Rules and procedures, as if Sponsored Participant were a Member.

(D) Sponsored Participant shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Rule 11.4 with respect to such Authorized Traders.

(E) Sponsored Participant shall familiarize its Authorized Traders with all of the Sponsored Participant's obligations under this Rule and will assure that they receive appropriate training prior to any use or access to the System.

(F) Sponsored Participant may not permit anyone other than Authorized Traders to use or obtain access to the System.

(G) Sponsored Participant shall take reasonable security precautions to prevent unauthorized use or access to the System, including unauthorized entry of information into the System, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof.

(H) Sponsored Participant acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents' and customers' use and access to the System for compliance with the terms of this agreement.

(I) Sponsored Participant shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the System. Such amounts include, but are not limited to applicable exchange and regulatory fees.

(3) The Sponsoring Member must provide the Exchange with a written statement in form and substance acceptable to the Exchange identifying each Sponsored Participant by name and acknowledging its responsibility for the orders, executions and actions of such Sponsored Participant.

Rule 11.4. Authorized Traders

(a) A Member shall maintain a list of ATs who may obtain access to the System on behalf of the Member or the Member's Sponsored Participants. The Member shall update the list of ATs as necessary. Members must provide the list of ATs to the Exchange upon request.

(b) A Member must have reasonable procedures to ensure that all ATs comply with all Exchange Rules and all other procedures related to the System.

(c) A Member must suspend or withdraw a person's status as an AT if the Exchange has determined that the person has caused the Member to fail to comply with the Rules of the Exchange and the Exchange has directed the Member to suspend or withdraw the person's status as an AT.

(d) A Member must have reasonable procedures to ensure that the ATs maintain the physical security of the equipment for accessing the facilities of the Exchange to prevent the improper use or access to the systems, including unauthorized entry of information into the systems.

(e) To be eligible for registration as an AT of a Member a person must successfully complete the General Securities Representative Examination (Series 7) and any other training and/or certification programs as may be required by the Exchange.

Rule 11.5. Orders and Modifiers

Users may enter into the System the types of orders listed in this Rule 11.5, subject to the limitations set forth in this Rule or elsewhere in these Rules.

(a) *General Order Types.*

(1) Limit Order. An order to buy or sell a stated amount of a security at a specified price or better. A "marketable" limit order is a limit order to buy (sell) at or above (below) the lowest (highest) Protected Offer (Bid) for the security.

(2) Market Order. An order to buy or sell a stated amount of a security that is to be executed at the NBBO when the order reaches the Exchange. Market orders shall not trade through Protected Quotations. A market order that is designated as "EDGA Only" will be cancelled if, when reaching the Exchange, it cannot be executed on the System in accordance with Rule 11.9(a)(1). Market orders that are not designated as "EDGA Only" and that cannot be executed in accordance with Rule 11.9(a)(1) on the System when reaching the Exchange will be eligible for routing away pursuant to Rule 11.9(a)(2).

(b) *Time-in-Force*. Limit orders must have one of the following time-in-force terms.

(1) Immediate-or-Cancel ("IOC") Order. A limit order that is to be executed in whole or in part as soon as such order is received, and the portion not so executed is to be treated as cancelled.

(2) Day Order. A limit order to buy or sell which, if not executed, expires at the end of Regular Trading Hours. Any Day Order entered into the System before the opening of Regular Trading Hours, as determined pursuant to Rule 11.1, will be placed in a pending state and activated for potential execution upon the opening of Regular Trading Hours. Any Day Order entered into the System after the closing of Regular Trading Hours, will be rejected.

(3) Good 'til Cancel ("GTC") Order. A limit order to buy or sell which, if not executed, will be cancelled by the close of the Post-Closing Session.

(4) Good 'til Day ("GTD") Order. A limit order to buy or sell which, if not executed, will be cancelled by the earlier of the expiration time assigned to the order or the close of Regular Trading Hours.

(c) *Other Types of Orders and Order Modifiers*. Unless an order's instructions require it to be displayed on the Exchange or routed to an away trading center(s), an order may include instructions to be non displayed. Order types and modifiers listed in Rule 11.5(c)(2)-(4), (6), and (7) may also include instructions to be non displayed.

(1) *Reserve Order*. A limit order with a portion of the quantity displayed ("display quantity") and with a reserve portion of the quantity ("reserve quantity") that is not displayed.

(2) *Odd Lot Order*. An order to buy or sell an odd lot. Odd Lot Orders are only eligible to be Protected Quotations if aggregated to form a round lot.

(3) *Mixed Lot Order*. An order to buy or sell a mixed lot. Odd lot portions of Mixed Lot Orders are only eligible to be Protected Quotations if aggregated to form a round lot.

(4) *EDGA Only Order*. An order that is to be ranked and executed on the Exchange pursuant to Rule 11.8 and Rule 11.9(a)(1) or cancelled, without routing away to another trading center. A EDGA Only Order that, at the time of entry, would create a violation of Rule 610(d) of Regulation NMS by locking or crossing a Protected Quotation

will be repriced, ranked in the EDGA Book, and displayed by the System at one minimum price variation below the current NBO (for bids) or to one minimum price variation above the current NBB (for offers). In the event the NBBO changes such that the EDGA Only Order would no longer lock a Protected Quotation at the original locking price, the order will receive a new timestamp, and will be re-priced, ranked in the EDGA Book, and displayed at the original locking price (collectively, the "price sliding process").

(5) *EDGA Post Only Order*. An order that is to be ranked and executed on the Exchange pursuant to Rule 11.8 and Rule 11.9(a)(1) or cancelled, as appropriate, without routing away to another trading center except that the order will not remove liquidity from the EDGA Book. A EDGA Post Only Order will be subject to the price sliding process as set forth in paragraph (c)(4) above.

(6) *Pegged Order*. A limit order that after entry into the System, the price of the order is automatically adjusted by the System in response to changes in the NBBO. A User entering a Pegged Order can specify that order's price will either be inferior to or equal the inside quote by an amount set by the entering party on the same side of the market (a "Primary Pegged Order") or offset the inside quote on the contra side of the market by an amount (the "Offset Amount") set by the User (a "Market Pegged Order"). A new timestamp is created for the order each time it is automatically adjusted. To the extent a Pegged Order is in the process of being routed by the Exchange pursuant to Rule 11.9(a)(2), no adjustments to the order's price shall be made.

(7) *Mid-Point Peg Order*. A limit order that after entry into the System, the price of the order is automatically adjusted by the System in response to changes in the NBBO to be pegged to the mid-point of the NBBO, or, alternatively, pegged to the less aggressive of the midpoint of the NBBO or one minimum price variation inside the same side of the NBBO as the order. A new timestamp is created for the order each time it is automatically adjusted. To the extent a Mid-Point Peg Order is in the process of being routed by the Exchange pursuant to Rule 11.9(a)(2), no adjustments to the order's price shall be made.

(8) *Non-Displayed Order*. A market or limit order that is not displayed on the Exchange. A Non-Displayed Order is ranked based on the specified limit price and time of order entry in accordance with Rule 11.8(a)(2) and is available for potential execution against incoming marketable orders in accordance with Rule 11.9(a)(1)(A)-(B).

(9) *Destination Specific Order*. A market or limit order that instructs the System to route the order to a specified away trading center, after exposing the order to the EDGA Book. Destination Specific Orders that are not executed in full after routing away are processed by the Exchange as described below in Rule 11.9(a)(1), save where the User has provided instructions that the order reside on the book of the relevant away trading center.

(10) *Destination-on-Open Order*. A market or limit order that instructs the System to route the order to a specified away trading center to participate in said trading

center's opening process, without being processed by the System as described below in Rule 11.9(a)(1), and which after participating in such opening process will be returned to the EDGA Book for execution and/or display, to the extent unfilled.

(11) Step-up Order. A market or limit order with the instruction that the System display the order to Users at the NBBO price pursuant to Rule 11.9(a)(1)(C).

(d) *Intermarket Sweep Orders.*

(1) The System will accept incoming Intermarket Sweep Orders ("ISO") (as such term is defined in Regulation NMS). In order to be eligible for treatment as an Intermarket Sweep Order, the limit order must be marked "ISO" and the User entering the order must simultaneously route one or more additional limit orders marked "ISO," as necessary, to away markets to execute against the full displayed size of any Protected Quotation for the security with a price that is superior to the limit price of the Intermarket Sweep Order entered in the System. Such orders, if they meet the requirements of the foregoing sentence, may be executed at one or multiple price levels in the system without regard to Protected Quotations at away markets consistent with Regulation NMS (*i.e.*, may trade through such quotations). The Exchange relies on the marking of an order as an ISO order when handling such order, and thus, it is the entering Member's responsibility, not the Exchange's responsibility, to comply with the requirements of Regulation NMS relating to Intermarket Sweep Orders. ISOs are not eligible for routing pursuant to Rule 11.9(a)(2).

(2) The term "Directed Intermarket Sweep Order" ("Directed ISO") shall mean, for any order so designated, an ISO entered by a User that bypasses the System and is immediately routed by the Exchange to an away trading center specified by the User for execution. It is the entering Member's responsibility, not the Exchange's responsibility, to comply with the requirements of Regulation NMS relating to Intermarket Sweep Orders.

(e) *Cancel/Replace Messages.* A User may, by appropriate entry in the System, cancel or replace an existing order entered by the User, subject to the following limitations.

(1) Orders may only be cancelled or replaced if the order has a time-in-force term other than IOC and if the order has not yet been executed.

(2) If an order has been routed to another trading center, the order will be placed in a "Pending" state until the routing process is completed. Executions that are completed when the order is in the "Pending" state will be processed normally.

(3) Only the price and quantity terms of the order may be changed by a Replace Message (including changing a limit order to a market order). If a User desires to change any other terms of an existing order the existing order must be cancelled and a new order must be entered.

(4) Notwithstanding anything to the contrary in these Exchange Rules, no cancellation or replacement of an order will be effective until such message has been received and processed by the System.

Rule 11.6. Units of Trading

One hundred (100) shares shall constitute a "round lot," any amount less than 100 shares shall constitute an "odd lot," and any amount greater than 100 shares that is not a multiple of a round lot shall constitute a "mixed lot."

Rule 11.7. Price Variations

(a) Bids, offers, orders or indications of interests in securities traded on the Exchange shall not be made in an increment smaller than:

(1) $0.01 if those bids, offers or indications of interests are priced equal to or greater than $1.00 per share; or

(2) $0.0001 if those bids, offers or indications of interests are priced less than $1.00 per share and the security is an NMS stock pursuant to Commission Rule 600(b)(46) and is trading on the Exchange; or

(3) Any other increment established by the Commission for any security which has been granted an exemption from the minimum price increments requirements of Commission Rule 612(a) or 612(b).

Rule 11.8. Priority of Orders

(a) *Ranking.* Orders of Users shall be ranked and maintained in the EDGA Book based on the following priority:

(1) The highest-priced order to buy (or lowest-priced order to sell) shall have priority over all other orders to buy (or orders to sell) in all cases.

(2) Subject to the Execution Process described below, where orders to buy (or sell) are made at the same price, the order clearly established as the first entered into the System at such particular price shall have precedence at that price, up to the number of shares of stock specified in the order. The System shall execute equally priced trading interest within the System in time priority in the following order:

(A) Displayed size of limit orders;

(B) Non-displayed limit orders and the reserve quantity of Reserve Orders;

(3) Any modification to an order, including a change in the size of the order and/or price change, will result in such order losing priority as compared to other orders in the EDGA Book and the timestamp for such order being revised to reflect the time of the modification.

(4) In the event that less than the full size of an order is executed, the unexecuted size of the order shall retain priority at the same limit price in accordance with paragraphs (1) and (2) above.

(5) The displayed quantity of a Reserve Order shall have time priority as of the time of display. If the displayed quantity of the Reserve Order is decremented such that 99 shares or fewer would be displayed, the displayed portion of the Reserve Order shall be refreshed for (i) the original displayed quantity, or (ii) the entire reserve quantity, if the remaining reserve quantity is smaller than the original displayed quantity. A new timestamp is created both for the refreshed and reserved portion of the order each time it is refreshed from reserve.

(b) *Dissemination.* The best-ranked order(s) to buy and the best-ranked order(s) to sell that are displayable in the EDGA Book and the aggregate displayed size of such orders associated with such prices shall be collected and made available to quotation vendors for dissemination pursuant to the requirements of Rule 602 of Regulation NMS.

Rule 11.9. Order Execution

Subject to the restrictions on short sales under these Exchange Rules or the Act and the rules and regulations thereunder, orders shall be matched for execution in accordance with this Rule 11.9. For any execution to occur during Regular Trading Hours, however, the price must be equal to or better than the Protected NBBO, unless the order is marked ISO or unless the execution falls within another exception set forth in Rule 611(b) of Regulation NMS. For any execution to occur during Pre-Opening Session Hours, the price must be equal to or better than the highest Protected Bid or lowest Protected Offer. For purposes of this Rule 11.9, any order falling within the parameters of this paragraph shall be referred to as "executable."

(a) *Execution and Routing.*

(1) *Execution against EDGA Book.* An incoming order shall first attempt to be matched for execution against orders in the EDGA Book.

(A) An incoming order to buy will be automatically executed to the extent that it is priced at an amount that equals or exceeds any order to sell in the EDGA Book and is executable. Such order to buy shall be executed at the price(s) of the lowest order(s) to sell having priority in the EDGA Book, except where such sell order(s) are Non-Displayed Order(s) and/or Odd-Lot Order(s) not currently being displayed by the System, and said sell order(s) are priced lower than the then-current NBO. In such circumstances, such order to buy shall be executed at the price(s) equal to the greater of: (a) the mid-point between the price of the order to buy and the price(s) of the best-priced order(s) to sell having priority in the EDGA Book; and (b) the NBB. Notwithstanding the foregoing, where such buy order is priced above the then-current NBO, it shall be executed at the price(s) equal to the greater of: (a) the mid-point between the price of the then-current NBO and the price(s) of the best-priced order(s) to sell having priority in the EDGA Book; and (b) the NBB

(B) An incoming order to sell will be automatically executed to the extent that it is priced at an amount that equals or is less than any other order to buy in the EDGA Book and is executable. Such order to sell shall be executed at the price(s) of the highest order(s) to buy having priority in the EDGA Book, except where such buy order(s) are Non-Displayed Order(s) and/or Odd-Lot Order(s) not currently being displayed by the System, and said buy order(s) are priced higher than the then-current NBB. In such circumstances, such order to sell shall be executed at the price(s) equal to the lesser of: (a) the mid-point between the price of the order to sell and the price(s) of the best-priced order(s) to buy having priority in the EDGA Book; and (b) the NBO. Notwithstanding the foregoing, where such sell order is priced below the then-current NBB, it shall be executed at the price(s) equal to the lesser of: (a) the mid-point between the price of the then-current NBB and the price(s) of the best-priced order(s) to buy having priority in the EDGA Book; and (b) the NBO.

(C) Prior to routing to Protected Quotes pursuant to Rule 11.9(a)(2), Step-up Orders shall be displayed to Users at the NBBO price for a period of time not to exceed one (1) second as determined by the Exchange.

(2) *Routing to Away Trading Centers*. Unless the terms of the order direct the Exchange not to route such order away (*e.g.*, a EDGA Only Order), if a market or marketable limit order has not been executed in its entirety pursuant to paragraph (a)(1) above, the order shall be eligible for routing away as follows:

(A) <u>Routing of Market Orders</u>. The System will designate market orders as IOC ISOs and will cause such orders to be routed for execution to one or more Protected Quotations at other market centers that are better than the Exchange's quote for at least the full displayed size of the Protected Quotation(s) or the balance of the order, or, if Destination Specific Orders, will cause such orders to be routed to the specified market center regardless of whether such market center is displaying a better priced Protected Quotation. After the System receives responses to orders that were routed away, to the extent an order is not executed in full through the routing process, the System will process the balance of such order as follows. Depending on parameters set by the User when the incoming order was originally entered, the System will either: (i) process the unfilled balance of an order as a EDGA Only Order pursuant to Rule 11.5(c)(4), or (ii) repeat the process described in paragraph (a)(1) above and this paragraph (a)(2)(A) by executing against the EDGA Book and/or routing orders to other market centers until the original, incoming order is executed in its entirety.

(B) <u>Routing of Marketable Limit Orders</u>. The System will designate marketable limit orders as IOC ISOs and will cause such orders to be routed for execution to one or more Protected Quotations at other market centers that are better than the Exchange's quote for at least the full displayed size of the Protected Quotation(s) or the balance of the order, or, if Destination Specific Orders, will cause such orders to be routed to the specified market center regardless of whether such market center is displaying a better priced Protected Quotation. After the System receives responses to orders that were routed away, to the extent an order is not executed in full through the routing process, the System will process the balance of such order as follows. Depending on parameters set by the User when the incoming order was originally entered, the

System will either: (i) process the unfilled balance of an order as a EDGA Only Order pursuant to Rule 11.5(c)(4), or (ii) repeat the process described in paragraph (a)(1) above and this paragraph (a)(2)(B) by executing against the EDGA Book and/or routing orders to other market centers until the original, incoming order is executed in its entirety or its limit price is reached. If the order's limit price is reached, the order will be posted in the EDGA Book.

(b) *Priority of Routed Orders*. Orders sent by the System to other markets do not retain time priority with respect to other orders in the System and the System shall continue to execute other orders while routed orders are away at another market center. Once routed by the System, an order becomes subject to the rules and procedures of the destination market including, but not limited to, short-sale regulation and order cancellation. Requests from Users to cancel their orders while the order is routed away to another trading center and remains outside the System shall be processed, subject to the applicable trading rules of the relevant trading center. If a routed order is subsequently returned, in whole or in part, that order, or its remainder, shall receive a new timestamp reflecting the time of its return to the System. Following the routing process described above, unless the terms of the order direct otherwise, any unfilled portion of the order originally entered into the System shall be ranked in the EDGA Book in accordance with the terms of such order under Rule 11.8 and such order shall be eligible for execution under this Rule 11.9.

(c) *Display of Automated Quotations*. The System will be operated as an "automated market center" within the meaning of Regulation NMS, and in furtherance thereof, will display "automated quotations" within the meaning of Regulation NMS at all times except in the event that a systems malfunction renders the System incapable of displaying automated quotations. The Exchange shall communicate to Users its procedures concerning a change from automated to "manual quotations" (as defined in Regulation NMS).

(d) *Self-Help*. The Exchange intends to take advantage of the self-help provisions of Regulation NMS. Pursuant to the self-help provisions, the System may execute a transaction that would constitute a trade-through of a Protected Quotation displayed on another trading center if such trading center is experiencing a failure, material delay, or malfunction of its systems or equipment. If another trading center publishing a Protected Quotation repeatedly fails to respond within one second to orders sent by the System to access the trading center's Protected Quotation, the System may disregard those Protected Quotations when routing, displaying, canceling or executing orders on the Exchange. When invoking self-help, the Exchange will:

(1) Notify the non-responding trading center immediately after (or at the same time as) electing self-help; and

(2) Assess whether the cause of the problem lies with the System and, if so, taking immediate steps to resolve the problem instead of invoking self-help.

Rule 11.10. Trade Execution and Reporting

(a) Executions occurring as a result of orders matched against the EDGA Book shall be reported by the Exchange to an appropriate consolidated transaction reporting system to the extent required by the Act and the rules and regulations thereunder. Executions occurring as a result of orders routed away from the System shall be reported to an appropriate consolidated transaction reporting system by the relevant reporting trading center. The Exchange shall promptly notify Users of all executions of their orders as soon as such executions take place.

(b) The Exchange shall identify all trades executed pursuant to an exception or exemption from Rule 611 of Regulation NMS in accordance with specifications approved by the operating committee of the relevant national market system plan for an NMS stock. If a trade is executed pursuant to both the intermarket sweep order exception of Rule 611(b)(5) of Regulation NMS and the self-help exception of Rule 611(b)(1) of Regulation NMS, such trade shall be identified as executed pursuant to the intermarket sweep order exception.

Rule 11.11. Clearance and Settlement; Anonymity

(a) Each Member must either (1) be a member of a Qualified Clearing Agency, or (2) clear transactions executed on the Exchange through another Member that is a member of a Qualified Clearing Agency. If a Member clears transactions through another Member that is a member of a Qualified Clearing Agency ("clearing member"), such clearing member shall affirm to the Exchange in writing, through letter of authorization, letter of guarantee or other agreement acceptable to the Exchange, its agreement to assume responsibility for clearing and settling any and all trades executed by the Member designating it as its clearing firm. The rules of any such clearing agency shall govern with respect to the clearance and settlement of any transactions executed by the Member on the Exchange.

(b) Each transaction executed within the System is executed on a locked-in basis and shall be automatically processed for clearance and settlement.

(c) The transaction reports produced by the System will indicate the details of transactions executed in the System but shall not reveal contra party identities. Except as set forth in paragraph (d) below, transactions executed in the System will also be cleared and settled anonymously.

(d) Except as required by any Qualified Clearing Agency, the Exchange will reveal the identity of a Member or Member's clearing firm in the following circumstances:

(1) for regulatory purposes or to comply with an order of a court or arbitrator; or

(2) when a Qualified Clearing Agency ceases to act for a Member or the Member's clearing firm, and determines not to guarantee the settlement of the Member's trades.

Rule 11.12. LIMITATION OF LIABILITY

(a) NEITHER THE EXCHANGE NOR ITS AGENTS, EMPLOYEES, CONTRACTORS, OFFICERS, DIRECTORS, SHAREHOLDERS, COMMITTEE MEMBERS OR AFFILIATES ("EXCHANGE RELATED PERSONS") SHALL BE LIABLE TO ANY USER OR MEMBER, OR SUCCESSORS, REPRESENTATIVES OR CUSTOMERS

THEREOF, OR ANY PERSONS ASSOCIATED THEREWITH, FOR ANY LOSS, DAMAGES, CLAIM OR EXPENSE:

(1) GROWING OUT OF THE USE OR ENJOYMENT OF ANY FACILITY OF THE EXCHANGE, INCLUDING, WITHOUT LIMITATION, THE SYSTEM; OR

(2) ARISING FROM OR OCCASIONED BY ANY INACCURACY, ERROR OR DELAY IN, OR OMISSION OF OR FROM THE COLLECTION, CALCULATION, COMPILATION, MAINTENANCE, REPORTING OR DISSEMINATION OF ANY INFORMATION DERIVED FROM THE SYSTEM OR ANY OTHER FACILITY OF THE EXCHANGE, RESULTING EITHER FROM ANY ACT OR OMISSION BY THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, OR FROM ANY ACT CONDITION OR CAUSE BEYOND THE REASONABLE CONTROL OF THE EXCHANGE OR ANY EXCHANGE RELATED PERSON, INCLUDING, BUT NOT LIMITED TO, FLOOD, EXTRAORDINARY WEATHER CONDITIONS, EARTHQUAKE OR OTHER ACTS OF GOD, FIRE, WAR, TERRORISM, INSURRECTION, RIOT, LABOR DISPUTE, ACCIDENT, ACTION OF GOVERNMENT, COMMUNICATIONS OR POWER FAILURE, OR EQUIPMENT OR SOFTWARE MALFUNCTION.

(b) EACH MEMBER EXPRESSLY AGREES, IN CONSIDERATION OF THE ISSUANCE OF ITS MEMBERSHIP IN THE EXCHANGE, TO RELEASE AND DISCHARGE THE EXCHANGE AND ALL EXCHANGE RELATED PERSONS OF AND FROM ALL CLAIMS AND DAMAGES ARISING FROM THEIR ACCEPTANCE AND USE OF THE FACILITIES OF THE EXCHANGE (INCLUDING, WITHOUT LIMITATION, THE SYSTEM).

(c) NEITHER THE EXCHANGE NOR ANY EXCHANGE RELATED PERSON MAKES ANY EXPRESS OR IMPLIED WARRANTIES OR CONDITIONS TO USERS AS TO RESULTS THAT ANY PERSON OR PARTY MAY OBTAIN FROM THE SYSTEM FOR TRADING OR FOR ANY OTHER PURPOSE, AND ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE, TITLE, AND NON-INFRINGEMENT WITH RESPECT TO THE SYSTEM ARE HEREBY DISCLAIMED.

Rule 11.13. Clearly Erroneous Executions

(a) *Definition.* For purposes of this Rule 11.13, the terms of a transaction executed on the Exchange are "clearly erroneous" when there is an obvious error in any term, such as price, number of shares or other unit of trading, or identification of the security. A transaction made in clearly erroneous error and cancelled by both parties may be removed, if the parties do not object, subject to the approval of the Exchange.

(b) *Request for Exchange Review.* A Member that receives an execution on an order that was submitted erroneously to the Exchange for its own or customer account may request that the Exchange review the transaction under this Rule 11.13. Such request for review shall be made via telephone and by e-mail and submitted within thirty (30) minutes of the trade in question. Once a request is submitted, it may not be withdrawn without the consent of both parties to the trade. The request should contain the name of the Member, time(s) of the trade, the symbol(s), the quantity, the side (bought or sold), the price, the requested resolution (break trade or adjust price to what new price) and the factual basis for believing that the trade is clearly erroneous. Upon receipt, the counterparty to the trade, if any, shall be notified by the Exchange as soon as practicable. Thereafter, an Officer of the Exchange ("Officer") or such other designee of the Exchange ("Official") shall review the transaction under dispute and determine whether it is clearly erroneous, with a view toward maintaining a fair and orderly market and the protection of investors and the public interest. Each party to the transaction shall provide any supporting written information as may be reasonably requested by the Official to aid resolution of the matter within thirty (30) minutes of the request for review. Either party to the disputed trade may request the supporting written information provided by the other party on the matter.

(c) *Review Procedures.*

(1) *Determination by Official.* Unless both parties to the disputed transaction agree to withdraw the initial request for review, the transaction under dispute shall be reviewed, and a determination shall be rendered by the Official. If the Official determines that the transaction is not clearly erroneous, the Official shall decline to take any action in connection with the completed trade. In the event that the Official determines that the transaction in dispute is clearly erroneous, the Official shall declare the transaction null and void or modify one or more of the terms of the transaction to achieve an equitable rectification of the error that would place the parties in the same position, or as close as possible to the same position that they would have been in, had the error not occurred. The parties shall be promptly notified of the determination.

(2) *Appeal.* If a Member affected by a determination made under this Rule 11.13 so requests within the time permitted below, the Clearly Erroneous Execution Panel ("CEE Panel") will review decisions made by the Official under this Rule, including whether a clearly erroneous execution occurred and whether the correct adjustment was made; provided however that the CEE Panel will not review decisions made by an Officer under subsection (d) of this Rule if such Officer also determines under subsection (d) of this Rule that the number of the affected transactions is such that immediate finality is necessary to maintain a fair and orderly market and to protect investors and the public interest.

(A) The CEE Panel will be comprised of the Chief Regulatory Officer ("CRO"), or a designee of the CRO, and representatives from two (2) Members.

(B) The Exchange shall designate at least ten (10) representatives of Members to be called upon to serve on the CEE Panel as needed. In no case shall a CEE Panel include a person related to a party to the trade in question. To the extent reasonably possible, the Exchange shall call upon the designated representatives to participate on a CEE Panel on an equally frequent basis.

(C) A request for review on appeal must be made via facsimile or e-mail within thirty (30) minutes after the party making the appeal is given notification of the initial determination being appealed. The CEE Panel shall review the facts and render a decision within the time frame prescribed by the Exchange.

(D) The CEE Panel may overturn or modify an action taken by the Official under this Rule. All determinations by the CEE Panel shall constitute final action by the Exchange on the matter at issue.

(E) If the CEE Panel votes to uphold the decision made pursuant to Rule 11.13(c)(1), the Exchange will assess a $500.00 fee against the Member(s) who initiated the request for appeal.

(d) *System Disruption, Malfunctions and Review on Motion of Officer*. In the event of any disruption or a malfunction in the use or operation of any electronic communications and trading facilities of the Exchange, or extraordinary market conditions or other circumstances in which the nullification or modification of transactions may be necessary for the maintenance of a fair and orderly market or the protection of investors and the public interest exist, an Officer, on his or her own motion, may review such transactions and declare such transactions arising out of the use or operation of such facilities during such period null and void or modify the terms of these transactions if such Officer determines that the transaction(s) are clearly erroneous, or that such actions are necessary for the maintenance of a fair and orderly market or for the protection of investors and the public interest. Any such action of the Officer pursuant to this subsection (d) shall be taken as promptly as practicable following detection of the erroneous transaction. Each Member involved in the transaction shall be notified as soon as practicable.

Interpretations and Policies

.01 The Exchange would not consider a trade clearly erroneous, and therefore would not break or modify it, if it was priced within a range of the preceding market price, as described in detail below. In making such a determination, the Exchange takes into account the circumstances at the time of the transaction, the maintenance of a fair and orderly market, and the protection of investors and the public interest.

.02 The Exchange primarily considers the execution price of a trade in determining whether it is clearly erroneous, and generally breaks trades that are more than a specified percentage away from a Reference Price (defined below) that is indicative of prior market conditions. The range away from a Reference Price beyond which trades may be broken is referred to as the Numerical Threshold. As a corollary to this policy, the Exchange does not break trades that are at the Numerical Threshold or between the Reference Price and the Numerical Threshold, as set forth in the chart below. "Reference Price", for the purposes of this Rule, shall mean: (i) the single price at the time of the allegedly erroneous trade that was at or within the then current best bid and offer at which the maximum number of shares could be paired on the Exchange; or (ii) if more than one price exists under (i), the Reference Price shall mean the price that minimizes any imbalances between buy and sell orders, although the Exchange may consider other Reference Prices if the Reference Price does not appear to be substantially related to the market, as discussed below.

Execution Price	Numerical Threshold - Regular Session	Numerical Threshold - Outside Regular Session
$0.20 and under	$0.02 + (0.10 x Reference Price)	$0.02 + (0.10 x Reference Price)
Over $0.20 and up to $0.99	$0.02 + (0.10 x Reference Price)	20%
Over $0.99 and up to $1.75	$0.12 + (0.07 × Reference Price)	20%
Over $1.75 and up to $25	10%	20%
Over $25 and up to $50	5%	10%
Over $50	3%	6%

The Exchange uses Reference Prices based on the time of the trade in order to establish an appropriate comparison point. If the Reference Price does not appear substantially related to the market, the Exchange may consider other Reference Prices including the opening trade, indications of interest and the first two-sided quote in the Primary Market (which may occur after the execution), the closing price for the prior Regular Session and, if the time of dispute is after the close, the prices of other trades in the trading session. In unusual circumstances, the Exchange may use a different Reference Price in determining which trades to break. For example, in the case of several large orders that execute at multiple prices, a Reference Price based on a weighted average of the best bid (best offer) ("BBO") at relevant times may be used rather than a Reference Price based solely on the national best bid or offer for the first executed share of the series of orders. It may also be necessary to use a higher Numerical Threshold if, after market participants have been alerted to the existence of erroneous activity, the price of the security returns toward its prior trading range but continues to trade beyond the price at which trades would normally be broken. The Exchange also may use different Numerical Thresholds in events that involve other markets in an effort to coordinate a Numerical Threshold that is consistent across markets. Finally, the Exchange could break or adjust all trades in a security if a pervasive mistake resulted in trading that should not have occurred. For example, trades in a security that were incorrectly authorized for trading prior to the date of its actual initial public offering would all be broken.

.03 In occasional circumstances, the Exchange may consider additional factors in determining whether a transaction is clearly erroneous (provided the applicable Numerical Threshold is exceeded). These include:

- Material news released for the security
- Suspicious trading activity
- System malfunctions or disruptions
- Locked or crossed markets
- Trading in the security was recently halted/resumed

- The security is an initial public offering
- Volume and volatility for the security
- Stock-split, reorganization or other corporate action
- Validity of consolidated tape trades and quotes and the Exchange BBO comparison to the NBBO
- General volatility of market conditions
- Reason for the error

.04 The following guidance describes how the Exchange considers multi-stock events adjudicated on the Exchange's own motion pursuant to Rule 11.13(d).

The Exchange generally considers a transaction to be clearly erroneous when the print is substantially inconsistent with the market price that existed at the time of execution of the first share of one or a series of orders that resulted in disputed transactions. Participants in the Exchange are responsible for ensuring that the appropriate price and type of order are entered into the Exchange's systems. Simple assertion by a firm that it made a mistake in entering an order or a quote, or that it failed to pay attention or to update a quote, may not be sufficient to establish that a transaction was clearly erroneous.

The Exchange may, on its own motion, review transactions in any security in the event of:

- A disruption or malfunction in the use or operation of any quotation, execution, communication, or trade reporting system owned or operated by the Exchange and approved by the SEC; or
- Extraordinary market conditions or other circumstances in which the nullification or modification of transactions may be necessary for the maintenance of a fair and orderly market or the protection of investors and the public interest.

Consequently, Rule 11.13(d) is focused on systemic problems that involve large numbers of parties or trades, or market conditions where it would not be in the best interests of the market to proceed under the processes set forth in Rule 11.13(b). Even in cases involving multiple securities, however, market participants should not assume that Rule 11.13(d) will be available where, for example, they failed to file a complaint within the time periods specified in Rule 11.13(b). The Rule could be available, however, in cases where a trade not eligible for review under Rule 11.13(c) nevertheless could present systemic risks if permitted to stand. The determination of whether to review an event under Rule 11.13(d) is made by the Exchange in its sole discretion pursuant to the terms of the rule.

Numerical factors for review

The Exchange primarily considers the execution prices of the trades in question in determining whether trades should be nullified in a multi-stock event pursuant to Rule 11.13(d). The range away from a Reference Price beyond which trades may be broken is referred to as the Numerical Threshold, and is 10% (except in the circumstances described below). As a corollary to this policy, the Exchange does not break trades that are at the Numerical Threshold or between the Reference Price and the Numerical Threshold.

The Exchange uses Reference Prices based on time of the trade in order to establish an appropriate comparison point. These Reference Prices are detailed below.

Time of Trade	Reference Price, as defined in Interpretations and Policies .02
All trades executed during the Regular Session after the market opening process	Reference Price
All securities for trades executed: • outside of the Regular Session • during the market opening process	The closing price of the security for Regular Session on the security's Primary Market. If the closing price does not appear substantially related to the market, the Exchange may consider other References Prices, including the prices of other trades in the trading session or the national best bid or offer for the first executed share of the order or series of orders that resulted in the disputed transaction..

In unusual circumstances, however, the Exchange may use a different Reference Price in determining which trades to break. For example, in the case of several large orders that execute at multiple prices, a Reference Price based on a weighted average of the BBO at relevant times may be used rather than a Reference Price based solely on the national best bid or offer for the first executed share of the series of orders.

It may also be necessary to use a higher Numerical Threshold if, after market participants have been alerted to the existence of erroneous activity, the price of the security returns toward its prior trading range but continues to trade beyond the price at which trades would normally be broken. The Exchange also may use different Numerical Thresholds in events that involve other markets in order to coordinate a Numerical Threshold that is consistent across markets.

Finally, the Exchange could break or adjust all trades in a security if a pervasive mistake resulted in trading that should not have occurred. For example, trades in a security that was incorrectly authorized for trading prior to the date of its actual initial public offering would all be broken.

In occasional circumstances, the Exchange may consider additional factors in determining whether the transactions are clearly erroneous (provided the applicable Numerical Threshold is exceeded) with respect to multi-stock events. These include:

• Material news released for individual securities

• Suspicious trading activity

The Exchange may also apply the guidance set forth in this interpretation .04 to some events involving a single security, such as some situations where trading activity occurs in multiple market centers and the Exchange is acting in consultation with other markets.

Rule 11.14. Trading Halts Due to Extraordinary Market Volatility

(a) Trading in stocks will halt on the Exchange and will not reopen for the time periods described in this paragraph (a) if the Dow Jones Industrial Average reaches Level 1 below its closing value on the previous trading day:

(1) before 2:00 p.m. Eastern Time, for one hour;

(2) at or after 2:00 p.m. but before 2:30 p.m. Eastern Time, for 30 minutes.

If the Dow Jones Industrial Average reaches Level 1 below its closing value on the previous trading day at or after 2:30 p.m. Eastern Time, trading will continue through the facilities of the Exchange until the close, unless the Dow Jones Industrial Average reaches Level 2 below its closing value on the previous trading day, at which time trading will be halted for the remainder of the day.

(b) Trading in stocks will halt on the Exchange and will not re-open for the time periods described in this paragraph (b) if the Dow Jones Industrial Average reaches Level 2 below its closing value on the previous trading day:

(1) before 1:00 Eastern Time, for two hours;

(2) at or after 1:00 p.m. but before 2:00 p.m. Eastern Time, for one hour;

(3) at or after 2:00 p.m. Eastern Time, for the remainder of the day.

(c) If the Dow Jones Industrial Average reaches Level 3 below its closing value on the previous trading day, trading in stocks will halt on the Exchange and will not reopen for the remainder of the day.

(d) On the occurrence of any trading halt pursuant to this Rule 11.14, all outstanding orders in the System will be cancelled.

Commentary:

.01 Levels 1, 2 and 3 will be calculated at the beginning of each calendar quarter, using the average closing value of the Dow Jones Industrial Average for the month prior to the beginning of the quarter. Level 1 will be 10% of such average closing value calculation; Level 2 will be 20% of such average closing value calculation; Level 3 will be 30% of such average closing value calculation. Each Level will be rounded to the nearest fifty points. The values of Levels 1, 2 and 3 will remain in effect until the next calculation.

.02 The restrictions in this Rule 11.14 will apply whenever the Dow Jones Industrial Average reaches the trigger values notwithstanding the fact that at any given time, the calculation of the value of the average may be based on the prices of less than all of the stocks included in the average.

.03 The reopening of trading following a trading halt under this Rule 11.14 will be conducted pursuant to procedures adopted by the Exchange and communicated by notice to its Members.

.04 Nothing in this Rule 11.14 should be construed to limit the ability of the Exchange to otherwise halt or suspend the trading in any stock or stocks traded on the Exchange pursuant to any other Exchange Rule or policy.

Rule 11.15. Short Sales

All short sale orders shall be identified as a short sale when entered into the System.

Rule 11.16. Locking or Crossing Quotations in NMS Stocks

(a) *Definitions*. For purposes of this Rule 11.16, the following definitions shall apply:

(1) The terms automated quotation, effective national market system plan, intermarket sweep order, manual quotation, NMS stock, protected quotation, regular trading hours, and trading center shall have the meanings set forth in Rule 600(b) of Regulation NMS.

(2) The term crossing quotation shall mean the display of a bid for an NMS stock during regular trading hours at a price that is higher than the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during regular trading hours at a price that is lower than the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(3) The term locking quotation shall mean the display of a bid for an NMS stock during regular trading hours at a price that equals the price of an offer for such NMS stock previously disseminated pursuant to an effective national market system plan, or the display of an offer for an NMS stock during regular trading hours at a price that equals the price of a bid for such NMS stock previously disseminated pursuant to an effective national market system plan.

(b) *Prohibition*. Except for quotations that fall within the provisions of paragraph (d) of this Rule, the System shall not make available for dissemination, and Users shall reasonably avoid displaying, and shall not engage in a pattern or practice of displaying, any quotations that lock or cross a protected quotation, and any manual quotations that lock or cross a quotation previously disseminated pursuant to an effective national market system plan.

(c) *Manual quotations*. If a User displays a manual quotation that locks or crosses a quotation previously disseminated pursuant to an effective national market system plan, such User shall promptly either withdraw the manual quotation or route an intermarket sweep order to execute against the full displayed size of the locked or crossed quotation.

(d) *Exceptions*.

(1) The locking or crossing quotation was displayed at a time when the trading center displaying the locked or crossed quotation was experiencing a failure, material delay, or malfunction of its systems or equipment.

(2) The locking or crossing quotation was displayed at a time when a protected bid was higher than a protected offer in the NMS stock.

(3) The locking or crossing quotation was an automated quotation, and the User displaying such automated quotation simultaneously routed an intermarket sweep order to execute against the full displayed size of any locked or crossed protected quotation.

(4) The locking or crossing quotation was a manual quotation that locked or crossed another manual quotation, and the User displaying the locking or crossing manual quotation simultaneously routed an intermarket sweep order to execute against the full displayed size of the locked or crossed manual quotation.

CHAPTER XII. TRADING PRACTICE RULES

Rule 12.1. Market Manipulation

No Member shall execute or cause to be executed or participate in an account for which there are executed purchases of any security at successively higher prices, or sales of any security at successively lower prices, for the purpose of creating or inducing a false, misleading or artificial appearance of activity in such security on the Exchange or for the purpose of unduly or improperly influencing the market price for such security or for the purpose of establishing a price which does not reflect the true state of the market in such security.

Rule 12.2. Fictitious Transactions

No Member, for the purpose of creating or inducing a false or misleading appearance of activity in a security traded on the Exchange or creating or inducing a false or misleading appearance with respect to the market in such security shall:

(1) execute any transaction in such security which involves no change in the beneficial ownership thereof, or

(2) enter any order or orders for the purchase of such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the sale of such security, has been or will be entered by or for the same or different parties, or

(3) enter any order or orders for the sale of any such security with the knowledge that an order or orders of substantially the same size, and at substantially the same price, for the purchase of such security, has been or will be entered by or for the same or different parties.

Rule 12.3. Excessive Sales by a Member

No Member shall execute purchases or sales in any security traded on the Exchange for any account in which such Member is directly or indirectly interested, which purchases or sales are excessive in view of the Member's financial resources or in view of the market for such security.

Rule 12.4. Manipulative Transactions

(a) No Member shall participate or have any interest, directly or indirectly, in the profits of a manipulative operation or knowingly manage or finance a manipulative operation.

(b) Any pool, syndicate or joint account organized or used intentionally for the purpose of unfairly influencing the market price of a security shall be deemed to be a manipulative operation.

(c) The solicitation of subscriptions to or the acceptance of discretionary orders from any such pool, syndicate or joint account shall be deemed to be managing a manipulative operation.

(d) The carrying on margin of a position in such security or the advancing of credit through loans to any such pool, syndicate or joint account shall be deemed to be financing a manipulative operation.

Rule 12.5. Dissemination of False Information

No Member shall make any statement or circulate and disseminate any information concerning any security traded on the Exchange which such Member knows or has reasonable grounds for believing is false or misleading or would improperly influence the market price of such security.

Rule 12.6. Customer Priority

(a) No Member shall (i) personally buy or initiate the purchase of any security traded on the Exchange for its own account or for any account in which it or any associated person of the member is directly or indirectly interested while such a member holds or has knowledge that any person associated with it holds an unexecuted market order to buy such security in the unit of trading for a customer, or (ii) sell or initiate the sale of any such security for any such account while it personally holds or has knowledge that any person associated with it holds an unexecuted market order to sell such security in the unit of trading for a customer.

(b) No Member shall (i) buy or initiate the purchase of any such security for any account in which it or any associated person of the member is directly or indirectly interested at or below the price at which it personally holds or has knowledge that any person associated with it holds an unexecuted limit order to buy such security in the unit of trading for a customer or (ii) sell or initiate the sale of any such security for any such account at or above the price at which it personally holds or has knowledge that any person associated with it holds an unexecuted limit order to sell such security in the unit of trading for a customer.

(c) The provisions of paragraphs (a) and (b) of this Rule shall not apply: (i) to any purchase or sale of any such security in an amount less than the unit of trading made by a member to offset odd-lot orders for customers; (ii) to any purchase or sale of any such security upon terms for delivery other than those specified in such unexecuted market or limit order; or (iii) to any unexecuted order that is subject to a condition that has not been satisfied.

(d) The provisions of paragraphs (a) and (b) of this Rule also shall not apply if a Member engages in trading activity to facilitate the execution, on a riskless principal basis, of another order from its customer (whether its own customer or the customer of another member) (the "facilitated order"). This exemption applies to both offsetting transaction legs of a riskless principal transaction but only to the extent of the actual number of shares that are required to satisfy the facilitated order. A "riskless principal transaction" is defined as two offsetting principal transaction legs in which a Member, (i) after having received an order to buy a security that it holds for execution on the Exchange, purchases the security as principal at the same price, exclusive of markups, markdowns, commissions and other fees, to satisfy all or a portion of the order to buy or (ii) after having received an order to sell a security that it holds for execution on the Exchange, sells the security as principal at the same price, exclusive of markups, markdowns, commissions and other fees, to satisfy all or a portion of the order to sell.

Interpretations and Policies

.01 A Member or any associated person of a Member responsible for entering orders for its own account or any account in which it is directly or indirectly interested shall be presumed to have knowledge of a particular unexecuted customer order. Such presumption can be rebutted by adequate evidence which shows, to the Exchange's satisfaction, that the Member has implemented a reasonable system of internal policies and procedures and has an adequate system of internal controls to prevent the misuse of information about customer orders by those responsible for entering such proprietary orders.

.02 A Member shall be deemed to have violated Rule 12.6 if, while holding a customer limit order (as rounded to a penny increment) representing the NBBO, the Member, for his own account, trades with an incoming market or marketable limit order at a price which is less than one penny better than the price of such customer limit order (not the quoted price) held by such Member.

.03 A Member shall be deemed to have violated Rule 12.6 if, while holding a customer limit order (as rounded to a penny increment) at a price outside the NBBO, the Member, for his own account, trades with an incoming market or marketable limit order at a price which is less than the nearest penny increment to the actual price of the customer limit order (not the quoted price) held by such Member.

Rule 12.7. Joint Activity

No Member, directly or indirectly, shall hold any interest or participation in any joint account for buying or selling in a security traded on the Exchange, unless such joint account is promptly reported to the Exchange. The report should contain the following information for each account:

(1) the name of the account, with names of all participants and their respective interests in profits and losses;

(2) a statement regarding the purpose of the account;

(3) the name of the Member carrying and clearing the account; and

(4) a copy of any written agreement or instrument relating to the account.

Rule 12.8. Influencing the Consolidated Tape

No Member shall attempt to execute a transaction or transactions to buy or sell a security for the purpose of influencing any report appearing on the Consolidated Tape.

Rule 12.9. Trade Shredding

No Member or associated person of a Member may engage in "trade shredding". Trade shredding is conduct that has the intent or effect of splitting any order into multiple smaller orders for execution or any execution into multiple smaller executions for the primary purpose of maximizing a monetary or in-kind amount to be received by the Member or associated person of a Member as a result of the execution of such orders or the transaction reporting of such executions. For purposes of this Rule 12.9, "monetary or in-kind amount" shall be defined to include, but not be limited to, any credits, commissions, gratuities, payments for or rebates of fees, or any other payments of value to the Member or associated person of a Member.

Rule 12.10. Options

(a) No Member shall initiate the purchase or sale on the Exchange for its own account, or for any account in which it is directly or indirectly interested, of any stock of any issuer in which it holds or has granted any put, call, straddle or option; provided, however, that this prohibition shall not be applicable in respect of any option issued by The Options Clearing Corporation.

(b) No Member acting as an odd-lot dealer shall become interested directly or indirectly, in a pool dealing or trading in the stock of any issuer in which it is an odd-lot dealer, nor shall it acquire or grant directly or indirectly, any option to buy or sell, receive or deliver shares of stock of any issuer in which such Member is an odd-lot dealer, unless such option is issued by The Options Clearing Corporation.

Rule 12.11. Best Execution

In executing customer orders, a Member is not a guarantor of "best execution" but must use the care of a reasonably prudent person in the light of all circumstances deemed relevant by the Member and having regard for the Member's brokerage judgment and experience.

Interpretations and Policies

.01 As part of a Member's fiduciary obligation to provide best execution for its customer limit orders, the Member shall refer to, and comply with, Rule 604 promulgated under the Act.

Rule 12.12. Publication of Transactions and Changes

(a) The Exchange shall cause to be disseminated for publication on the Consolidated Tape all last sale price reports of transactions executed through the facilities of the Exchange pursuant to the requirements of an effective transaction reporting plan approved by the Commission.

(b) To facilitate the dissemination of such last sale price reports, each Member shall cause to be reported to the Exchange, as promptly as possible after execution, all information concerning each transaction required by the effective transaction reporting plan.

(c) An official of the Exchange shall approve any corrections to reports transmitted over the consolidated tape. Any such corrections shall be made within one day after detection of the error.

CHAPTER XIII. MISCELLANEOUS PROVISIONS

Rule 13.1. Comparison and Settlement Requirements

(a) Every Member who is a Member of a qualified clearing agency shall implement comparison and settlement procedures under the rules of such entity and every Member who is not such a Member shall implement comparison and settlement procedures which conform to the comparison and settlement requirements of the National Association of Securities Dealers Uniform Practice Code.

(b) For purposes of this Rule, a qualified clearing agency shall mean a clearing agency (as defined in the Act) which has agreed to supply the Exchange with data reasonably requested in order to permit the Exchange to enforce compliance by its Members and Member organizations with the provisions of the Act, the rules and regulations thereunder, and the rules of the Exchange.

(c) Anything contained in paragraph (a) to the contrary notwithstanding, the Board may extend or postpone the time of the delivery of an Exchange transaction whenever, in its opinion, such action is called for by the public interest, by just and equitable principles of trade or by the need to meet unusual conditions. In such case, delivery shall be effected at such time, place and manner as directed by the Board.

Rule 13.2. Short Sale Borrowing and Delivery Requirements

Borrowing and deliveries shall be effected in accordance with Rule 203 of Regulation SHO, under the Exchange Act. The Exchange incorporates by reference Rules 200 (17 CFR 242.200) and 203 (17 CFR 242.203) of Regulation SHO, to this Rule 13.2, as if they were fully set forth herein.

Rule 13.3. Forwarding of Issuer Materials

A Member when so requested by an issuer and upon being furnished with: (1) sufficient copies of annual reports, information statements or other material required by law to be sent to stockholders periodically, and (2) satisfactory assurance that it will be reimbursed by such issuer for all out-of-pocket expenses, including reasonable clerical expenses, shall transmit promptly to each beneficial owner of securities of such issuer which are in its possession and control and registered in a name other than the name of the beneficial owner all such material furnished. This paragraph shall not apply to beneficial owners residing outside of the United States of America though Members may voluntarily comply with the provisions hereof in respect of such persons if they so desire.

Rule 13.4. Assigning of Registered Securities in Name of a Member or Member Organization

A Member may authorize one or more persons who are his or its employees to assign registered securities in the name of such Member and to guarantee assignments of registered securities with the same effect as if the name of such Member had been signed under like circumstances by one of the partners of the Member firm or by one of the authorized officers of the Member corporation by executing and filing with the Exchange, in a form prescribed by it, a separate Power of Attorney for each person so authorized.

Rule 13.5. Commissions

Nothing in the Exchange Rules, the By-Laws or the Exchange practices shall be construed to require, authorize or permit any Member, or any person associated with a Member, to agree or arrange, directly or indirectly, for the charging of fixed rates of commission for transactions effected on, or effected by the use of the facilities of, the Exchange.

Rule 13.6. Off-Exchange Transactions

No rule, stated policy or practice of this Exchange shall prohibit or condition, or be construed to prohibit or condition or otherwise limit, directly or indirectly, the ability of any Member to effect any transaction otherwise than on this Exchange with another person in any security listed on this Exchange or to which unlisted trading privileges on this Exchange have been extended.

Rule 13.7. Regulatory Services Agreements

The Exchange may enter into one or more agreements with another self-regulatory organization to provide regulatory services to the Exchange to assist the Exchange in discharging its obligations under Section 6 and Section 19(g) of the Securities Exchange Act of 1934. Any action taken by another self-regulatory organization, or its employees or authorized agents, acting on behalf of the Exchange pursuant to a regulatory services agreement shall be deemed to be an action taken by the Exchange; provided, however, that nothing in this provision shall affect the oversight of such other self-regulatory organization by the Securities and Exchange Commission. Notwithstanding the fact that the Exchange may enter into one or more regulatory services agreements, the Exchange shall retain ultimate legal responsibility for, and control of, its self-regulatory responsibilities, and any such regulatory services agreement shall so provide.

CHAPTER XIV. SECURITIES TRADED

Rule 14.1. Unlisted Trading Privileges

(a) Notwithstanding the requirements for listing set forth in these Rules, the Exchange may extend unlisted trading privileges ("UTP") to any Equity Security (as defined below) that is listed on another national securities exchange or with respect to which unlisted trading privileges may otherwise be extended in accordance with Section 12(f) of the Exchange Act. Any such security will be subject to all Exchange trading rules applicable to equity securities, unless otherwise noted. The Exchange will not list any Equity Securities. Therefore, the provisions of Rules 14.2 through 14.9 that permit the listing of Equity Securities other than common stock, secondary classes of common stock, preferred stock and similar issues, shares or certificates of beneficial interest of trusts, notes, limited partnership interests, warrants, certificates of deposit for common stock, convertible debt securities, American Depositary Receipts ("ADRs"), and contingent value rights ("CVRs") will not be effective until the Exchange files a proposed rule change under Section 19(b)(2) under the Exchange Act to amend its rules to comply with Rule 10A-3 under the Exchange Act and to incorporate qualitative listing criteria, and such proposed rule change is approved by the Commission. For purposes of this Chapter XIV, the term "Equity Security" means, but is not limited to, common stock, secondary classes of common stock, preferred stock and similar issues, shares or certificates of beneficial interest of trusts, notes, limited partnership interests, warrants, certificates of deposit for common stock, convertible debt securities, ADRs, CVRs, Investment Company Units, Trust Issued Receipts (including those based on Investment Shares), Commodity-Based Trust Shares, Currency Trust Shares, Partnership Units, Equity-Linked Securities, Commodity-Linked Securities, Currency-Linked Securities, Portfolio Depositary Receipts and Equity-Linked Debt Securities.

(b) Prior to the commencement of trading of CVRs on the Exchange, the Exchange will distribute a circular to its Members providing guidance regarding Member compliance responsibilities (including suitability recommendations and account approval) when handling transactions in CVRs.

(c) UTP Derivative Securities. Any UTP Security that is a "new derivative securities product" as defined in Rule 19b-4(e) under the Exchange Act (a "UTP Derivative Security") and traded pursuant to Rule 19b-4(e) under the Exchange Act shall be subject to the additional following rules:

(1) Form 19b-4(e). The Exchange shall file with the Securities and Exchange Commission a Form 19b-4(e) with respect to each UTP Derivative Security.

(2) Information Circular. The Exchange shall distribute an information circular prior to the commencement of trading in each such UTP Derivative Security that generally includes the same information as contained in the information circular provided by the listing exchange, including: (a) the special risks of trading new derivative securities product; (b) the Exchange Rules that will apply to the new derivative securities product, including Rule 3.7; (c) information about the dissemination of value of the underlying assets or indexes; and (d) the risk of trading during the Pre-Opening Session

(9:00 a.m. – 9:30 a.m. Eastern Time) due to the lack of calculation or dissemination of the intra-day indicative value or a similar value.

(3) Product Description.

(A) Prospectus Delivery Requirements. Members are subject to the prospectus delivery requirements under the Securities Act of 1933, unless UTP Derivative Security that is the subject of an order by the Securities and Exchange Commission exempting the product from certain prospectus delivery requirements under Section 24(d) of the Investment Company Act of 1940 and the product is not otherwise subject to prospectus delivery requirements under the Securities Act of 1933.

(B) Written Description of Terms and Conditions. The Exchange shall inform Members of the application of the provisions of this subparagraph to UTP Derivative Securities by means of an information circular. The Exchange requires that Members provide all purchasers of UTP Derivative Securities a written description of the terms and characteristics of those securities, in a form approved by the Exchange or prepared by the open-ended management company issuing such securities, not later than the time a confirmation of the first transaction in such series is delivered to such purchaser. In addition, Members shall include a written description with any sales material relating to UTP Derivative Securities that is provided to customers or the public. Any other written materials provided by a Member to customers or the public making specific reference to the UTP Derivative Securities as an investment vehicle must include a statement substantially in the following form:

"A circular describing the terms and characteristics of [the UTP Derivative Securities] has been prepared by the [open-ended management investment company name] and is available from your broker. It is recommended that you obtain and review such circular before purchasing [the UTP Derivative Securities]."

A Member carrying an omnibus account for a non-Member is required to inform such non-Member that execution of an order to purchase UTP Derivative Securities for such omnibus account will be deemed to constitute an agreement by the non-Member to make such written description available to its customers on the same terms as are directly applicable to the Member under this Rule.

(C) Customer Requests for a Prospectus. Upon request of a customer, a Member shall also provide a prospectus for the particular UTP Derivative Securities.

(4) Trading Halts.

(A) If a temporary interruption occurs in the calculation or wide dissemination of the intraday indicative value (or similar value) or the value of the underlying index or instrument and the listing market halts trading in the product, the Exchange, upon notification by the listing market of such halt due to such temporary interruption, also shall immediately halt trading in that product on the Exchange. If the intraday indicative value (or similar value) or the value of the underlying index or instrument continues not to be calculated or widely available as of the commencement of trading on the Exchange on the next business day, the Exchange shall not commence trading of the product that day. If an interruption in the calculation or wide dissemination of the intraday indicative value (or similar value) or the value of the underlying index or instrument continues, the Exchange may resume trading in the product only if calculation and wide dissemination of the intraday indicative value (or similar value) or the value of the underlying index or instrument resumes or trading in such series resumes in the listing market. Nothing in this rule shall limit the power of the Exchange under the By-Laws, Rules (including without limitation Rule 11.1) or procedures of the Exchange with respect to the Exchange's ability to suspend trading in any securities if such suspension is necessary for the protection of investors or in the public interest.

(B) For a UTP Derivative Security where a net asset value (and, in the case of managed fund shares or actively managed exchange-traded funds, a "disclosed portfolio") is disseminated, the Exchange will immediately halt trading in such security upon notification by the listing market that the net asset value and, if applicable, such disclosed portfolio, is not being disseminated to all market participants at the same time. The Exchange may resume trading in the UTP Derivative Security only when trading in the UTP Derivative Security resumes on the listing market.

(5) Surveillance. The Exchange shall enter into a comprehensive surveillance sharing agreement with markets trading components of the index or portfolio on which the UTP Derivative Security is based to the same extent as the listing exchange's rules require the listing exchange to enter into a comprehensive surveillance sharing agreement with such markets.

Rule 14.2. Investment Company Units

The Exchange will consider for listing and/or trading, whether pursuant to Rule 19b-4(e) under the Exchange Act or otherwise, units of trading ("Units") that meet the criteria of this Rule 14.2. A Unit is a security that represents an interest in a registered investment company ("Investment Company") that could be organized as a unit investment trust, an open-end management investment company, or a similar entity.

(a) Original Unit Listing Standards.

(1) The Investment Company must:

(A) hold securities (including fixed income securities) comprising, or otherwise based on or representing an interest in, an index or portfolio of securities; or

(B) hold securities in another registered investment company that holds securities as described in (A) above.

An index or portfolio may be revised as necessary or appropriate to maintain the quality and character of the index or portfolio.

(2) The Investment Company must issue Units in a specified aggregate number in return for a deposit (the "Deposit") consisting of either:

(A) a specified number of shares of securities (or, if applicable, a specified portfolio of fixed income securities) that comprise the index or portfolio, or are otherwise based on or represent an investment in securities comprising such index or portfolio, and/or a cash amount; or

(B) shares of a registered investment company, as described in clause (a)(1)(B) above, and/or a cash amount.

(3) Units must be redeemable, directly or indirectly, from the Investment Company for securities (including fixed income securities) and/or cash then comprising the Deposit. Units must pay holders periodic cash payments corresponding to the regular cash dividends or distributions declared with respect to the securities held by the Investment Company, less applicable expenses and charges.

(4) For each series of Investment Company Units, the Exchange will establish a minimum number of Units required to be outstanding at the time of commencement of trading on the Exchange. Notwithstanding the foregoing, for the initial listing of a series of Investment Company Units in reliance upon Rule 19b-4(e) under the Exchange Act, there must be at least 100,000 Units outstanding prior to the commencement of trading of a series of Units on the Exchange.

(5) Voting rights shall be as set forth in the applicable Investment Company prospectus.

(b) Underlying Indices and Portfolios.

(1) The Exchange may list and/or trade, whether by listing or pursuant to unlisted trading privileges, specified series of Units, with each series based on a specified index or portfolio of securities.

(2) Upon the initial listing of a series of Investment Company Units on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act, the component stocks of an index or portfolio underlying such series shall meet the following criteria as of the date of the initial deposit of securities in connection with the initial issuance of such Investment Company Units:

(A) component stocks that in the aggregate account for at least 90 percent of the weight of the index or portfolio must have a minimum market value of at least $75 million;

(B) the component stocks representing at least 90 percent of the weight of the index or portfolio must have a minimum monthly trading volume during each of the last six months of at least 250,000 shares;

(C) the most heavily weighted component stock may not exceed 30 percent of the weight of the index or portfolio, and the five most heavily weighted component stocks may not exceed 65 percent of the weight of the index or portfolio;

(D) the underlying index or portfolio must include a minimum of 13 stocks; and

(E) all securities in the underlying index or portfolio must be listed on a national securities exchange.

(3) The value of the index or portfolio must be calculated and disseminated to the public at least once per business day; provided that, if the securities representing at least half the value of the index or portfolio are securities of a single country other than the United States, then the value of the index or portfolio may be calculated and disseminated to the public at least once per day that is a business day in that country. If a series of Investment Company Units is listed for trading on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act, the current value of the underlying index must be widely disseminated by one or more major market data vendors or disseminated over the consolidated tape at least every 15 seconds during trading hours on the Exchange. In addition, there must be similarly disseminated for that series an estimate, updated every 15 seconds, of the value of a share of each series. This may be based, for example, upon current information regarding the required deposit of securities plus any cash amount to permit creation of new shares of the series or upon the index value. If the Exchange is trading Investment Company Units pursuant to unlisted trading privileges, it will cease trading the Investment Company Unit if the primary listing exchange ceases trading the Investment Company Unit for any of the above reasons.

(4) If a series of Investment Company Units is listed for trading on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act:

(A) the index underlying the series must be calculated based on either the market capitalization, modified market capitalization, price equal-dollar or modified equal-dollar weighting methodology;

(B) if the index is maintained by a broker or dealer, (i) the broker or dealer must erect a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and (ii) the index must be calculated by a third party who is not a broker-dealer; and

(C) if a series of Investment Company Units is listed for trading or traded pursuant to unlisted trading privileges on the Exchange in reliance upon Rule 19b-4(e) under the Exchange Act, the Exchange will implement written surveillance procedures applicable to such series. In addition, the Exchange will comply with the record-keeping requirements of Rule 19b-4(e) under the Exchange Act, and will file Form 19b-4(e) for each series of Investment Company Units within five business days of the commencement of trading.

(c) Continued Listing Criteria.

If the Exchange lists the Units, the Exchange will consider the suspension of trading and delisting of a series of Units in any of the following circumstances:

(1) Following the initial twelve (12) month period beginning upon the commencement of trading of a series of Units, there are fewer than 50 record and/or beneficial holders of Units for 30 or more consecutive trading days;

(2) The value of the index or portfolio of securities on which the series is based is no longer calculated or available; or

(3) Such other event shall occur or condition exist that, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

In addition, the Exchange will remove Units from trading and listing upon termination of the issuing Investment Company. If the Exchange is trading Units pursuant to unlisted trading privileges, it will cease trading the Units if the primary listing exchange ceases trading the Units for any of the above reasons.

(d) Provision of Prospectus and Written Description.

(1) This paragraph shall only apply to a series of Investment Company Units as to which the sponsor or other appropriate party has obtained an exemption from Section 24(d) of the Investment Company Act of 1940. In connection with any such series of Investment Company Units listed on the Exchange, Members must provide to all purchasers of such series of Investment Company Units a written description of the terms and characteristics of such securities, in a form prepared or approved by the Exchange, not later than the time a confirmation of the first transaction in such security is delivered to such purchaser. In addition, Members must include such a written description with any sales material relating to such series of Investment Company Units that is provided to customers or the public. Any other written materials provided by a Member to customers or the public making specific reference to such series of Investment Company Units as an investment vehicle must include a statement in substantially the following form: "A circular describing the terms and characteristics of [the series of Investment Company Units] has been prepared by [Trust name] and is available from your broker or the EDGA EXCHANGE. It is recommended that you obtain and review such circular before purchasing [the series of Investment Company Units]. In addition, upon request, you may obtain from your broker a prospectus for [the series of Investment Company Units]."

(2) A Member carrying an omnibus account for a non-Member broker-dealer is required to inform such non-Member that execution of an order to purchase a series of Investment Company Units for such omnibus account will be deemed to constitute agreement by the non-Member to make such written description available to its customers on the same terms as are directly applicable to Members under this rule.

(3) Upon request of a customer, a Member shall also provide a prospectus for the particular series of Investment Company Units.

(e) Limitation on Liability. Neither the Exchange, any affiliate, nor any Index Licensor or Administrator guarantees the timeliness, sequence, accuracy or completeness of index and Investment Company Unit information. Neither the Exchange, any affiliate, nor any Index Licensor or Administrator shall have any liability for any loss, damages, claim or expense arising from or occasioned by any inaccuracy, error or delay in, or omission of or from, (i) any index and Investment Company Unit information or (ii) the collection, calculation, compilation, maintenance, reporting or dissemination of any index, any portfolio or any index and Investment Company Unit information, resulting either from any negligent act or omission by the Exchange, any affiliate or any Index Licensor or Administrator or from any act, condition or cause beyond the reasonable control of the Exchange, any affiliate or any Index Licensor or Administrator, including, but not limited to, flood, extraordinary weather conditions, earthquake or other act of God, fire, war, insurrection, riot, labor dispute, accident, action of government, communications or power failure, or equipment or software malfunction. Without limiting any of the foregoing, in no event shall the Exchange, any affiliate, or any index Licensor or Administrator have any liability for any lost profits or special, punitive, incidental, indirect or consequential damages, even if notified of the possibility of such damages.

(f) No Warranties. Neither the Exchange, any affiliate, nor any Index Licensor or Administrator makes any express or implied warranty as to results that any person or party may obtain from using (i) any Investment Company Unit, (ii) the index or portfolio that is the basis for determining the component stocks of an Investment Company Unit, or (iii) any index or Investment Company Unit information, for trading or any other purpose. The Exchange, its affiliates and each Index Licensor or Administrator makes no express or implied warranties, and disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to any such Investment Company Unit, index, portfolio or information.

(g) Hours of Trading. Any series of Investment Company Units so designated by the Exchange may be traded on the Exchange during Regular Trading Hours.

Rule 14.3. Trust Issued Receipts

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Trust Issued Receipts that meet the criteria of this Rule 14.3.

(b) Applicability. This rule is applicable only to Trust Issued Receipts.

(c) Prospectus Delivery. Members must provide to all purchasers of newly issued Trust Issued Receipts a prospectus for the series of Trust Issued Receipts.

(d) Trading Hours. Transactions in Trust Issued Receipts may be effected during Regular Trading Hours for each series.

(e) Definitions. A "Trust Issued Receipt" means a security (i) that is issued by a trust ("Trust") that holds specified securities deposited with the Trust; (ii) that, when aggregated in some specified minimum number, may be surrendered to the Trust by the beneficial owner to receive the securities; and (iii) that pays beneficial owners dividends and other distributions on the deposited securities, if any are declared and paid to the trustee ("Trustee") by an issuer of the deposited securities.

(f) Designation. The Exchange may trade, whether by listing or pursuant to unlisted trading privileges, Trust Issued Receipts based on one or more securities. The Trust Issued Receipts based on particular securities shall be designated as a separate series and shall be identified by a unique symbol. The securities that are included in a series of Trust Issued Receipts shall be selected by the Exchange or by such other person as shall have a proprietary interest in such Trust Issued Receipts.

(g) Initial and Continued Listing and/or Trading. Trust Issued Receipts will be listed and/or traded on the Exchange subject to application of the following criteria:

(1) Commencement of Trading. For each Trust, the Exchange will establish a minimum number of Trust Issued Receipts required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Trading. Following the initial twelve (12) month period following formation of a Trust and commencement of trading on the Exchange, the Exchange will consider the suspension of trading in or removal from listing of or termination of unlisted trading privileges for a Trust upon which a series of Trust Issued Receipts is based under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Trust Issued Receipts for 30 or more consecutive trading days;

(B) if the Trust has fewer than 50,000 receipts issued and outstanding;

(C) if the market value of all receipts issued and outstanding is less than $1,000,000; or

(D) if any other event shall occur or condition exists which, in the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

If the Exchange is trading the Trust Issued Receipts pursuant to unlisted trading privileges, it will cease trading the Trust Issued Receipts if the primary listing exchange ceases trading the Trust Issued Receipts for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Trust Issued Receipts issued in connection with such Trust be removed from Exchange listing or have their unlisted trading privileges terminated. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of securities in the Trust falls below a specified amount.

(h) Term. The stated term of the Trust shall be as stated in the Trust prospectus; however, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(i) Trustee. The trustee must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(j) Voting Rights. Voting rights shall be as set forth in the Trust prospectus.

Interpretation and Policies

.01 The Exchange may approve Trust Issued Receipts for trading, whether by listing or pursuant to unlisted trading privileges, pursuant to Rule 19b-4(e) under the Act, provided that the following criteria are satisfied:

(a) Each security underlying the Trust Issued Receipt must be registered under Section 12 of the Act;

(b) Each security underlying the Trust Issued Receipt must have a minimum public float of at least $150 million;

(c) Each security underlying the Trust Issued Receipt must be listed on a national securities exchange or traded through the facilities of Nasdaq as a reported national market system security;

(d) Each security underlying the Trust Issued Receipt must have an average daily trading volume of at least 100,000 shares during the preceding sixty-day trading period;

(e) Each security underlying the Trust Issued Receipt must have an average daily dollar value of shares traded during the preceding sixty-day trading period of at least $1 million; and

(f) The most heavily weighted security in the Trust Issued Receipt cannot initially represent more than 20% of the overall value of the Trust Issued Receipt.

.02 (a) Provisions of this Commentary apply only to Trust Issued Receipts that invest in "Investment Shares" as defined below. Rules that reference Trust Issued Receipts shall also apply to Trust Issued Receipts investing in Investment Shares.

(b) Definitions. The following terms as used in this Commentary shall, unless the context otherwise requires, have the meanings herein specified:

(1) Investment Shares. The term "Investment Shares" means a security (a) that is issued by a trust, partnership, commodity pool or other similar entity that invests in any combination of futures contracts, options on futures contracts, forward contracts, commodities, swaps or high credit quality short-term fixed income securities or other securities; and (b) issued and redeemed daily at net asset value in amounts correlating to the number of receipts created and redeemed in a specified aggregate minimum number.

(2) Futures Contract. The term "futures contract" is commonly known as a "contract of sale of a commodity for future delivery" set forth in Section 2(a) of the Commodity Exchange Act.

(3) Forward Contract. A forward contract is a contract between two parties to purchase and sell a specific quantity of a commodity at a specified price with delivery and settlement at a future date. Forwards are traded over-the counter ("OTC") and not listed on a futures exchange.

(c) Designation. The Exchange may list and trade Trust Issued Receipts investing in Investment Shares. Each issue of a Trust Issued Receipt based on a particular Investment Share shall be designated as a separate series and shall be identified by a unique symbol.

(d) Initial and Continued Listing. Trust Issued Receipts based on Investment Shares will be listed and/or traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of receipts required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. The Exchange will consider removing from listing Trust Issued Receipts based on an Investment Share under any of the following circumstances:

(A) if following the initial twelve (12) month period following the commencement of trading of the shares, (i) the Issuer has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Trust Issued Receipts for 30 or more consecutive trading days; (ii) if the Issuer has fewer than 50,000 securities or shares issued and outstanding; or (iii) if the market value of all securities or shares issued and outstanding is less than $1,000,000;

(B) if the value of an underlying index or portfolio is no longer calculated or available on at least a 15-second delayed basis or the Exchange stops providing a hyperlink on its website to any such asset or investment value;

(C) if the Indicative Value is no longer made available on at least a 15-second delayed basis; or

(D) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading the Trust Issued Receipts based on Investment Shares pursuant to unlisted trading privileges, it will cease trading such Trust Issued Receipts if the primary listing exchange ceases trading the Trust Issued Receipts for any of the above reasons.

Upon termination of the Trust, the Exchange requires that Trust Issued Receipts based on Investment Shares issued in connection with such Trust be removed from Exchange listing. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of the Trust falls below a specified amount.

(e) Term. The stated term of the Trust shall be as stated in the prospectus; however, such entity may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(f) Trustee. The following requirements apply:

(1) The trustee of a Trust must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee;

(2) No change is to be made in the trustee of a listed issue without prior notice to and approval of the primary listing exchange.

(g) Voting Rights. Voting rights shall be as set forth in the applicable Trust prospectus.

(h) The Exchange will file separate proposals under Section 19(b) of the Exchange Act before trading, either by listing or trading pursuant to unlisted trading privileges Trust Issued Receipts based on separate Investment Shares.

(i) Limitation on Liability. Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any underlying asset or commodity value, the current value of the underlying asset or commodity if required to be deposited to the Trust in connection with issuance of Trust Issued Receipts, net asset value, or other information relating to the purchase, redemption or trading of Trust Issued Receipts, resulting from any negligent act or omission by the Exchange or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange or its agent, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in an underlying asset or commodity.

Rule 14.4. Commodity-Based Trust Shares

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Commodity-Based Trust Shares that meet the criteria of this Rule 14.4.

(b) Applicability. This rule is applicable only to Commodity-Based Trust Shares.

(c) Prospectus Delivery. Members must provide to all purchasers of newly issued Commodity-Based Receipts a prospectus for the series of Commodity-Based Trust Shares

(d) Trading Hours. Transactions in Commodity-Based Trust Shares will occur during Regular Trading Hours for each series.

(e) Definition. "Commodity-Based Trust Shares" mean securities (i) that are issued by a trust ("Trust") that holds a specified commodity deposited with the Trust; (ii) that are issued by such Trust in a specified aggregate minimum number in return for a deposit of a quantity of the underlying commodity; and (iii) that, when aggregated in the same specified minimum number, may be redeemed at a holder's request by such Trust that will deliver to the redeeming holder the quantity of the underlying commodity. "Commodity" is defined in Section 1(a)(4) of the Commodity Exchange Act. Commodity-Based Trust Shares are included within the definition of "security" or "securities" as such terms are used in the Rules of the Exchange.

(f) Designation. The Exchange may trade, pursuant to unlisted trading privileges, Commodity-Based Trust Shares based on an underlying commodity. Each issue of a Commodity-Based Trust Share shall be designated as a separate series and shall be identified by a unique symbol.

(g) Initial and Continued Listing. Commodity-Based Trust Shares will be listed and traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of Commodity-Based Trust Shares required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. Following the initial twelve (12) month period following commencement of trading on the Exchange of Commodity-Based Trust Shares, the Exchange will consider the suspension of trading in or removal from listing of such series under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Commodity-Based Trust Shares for 30 or more consecutive trading days; or

(B) if the Trust has fewer than 50,000 receipts issued and outstanding; or

(C) if the market value of all receipts issued and outstanding is less than $1,000,000; or

(D) if the value of the underlying commodity is no longer calculated or available on at least a 15-second delayed basis from a source unaffiliated with the sponsor, Trust, custodian or the Exchange or the Exchange stops providing a hyperlink on its Web site to any such unaffiliated commodity value;

(E) if the Indicative Trust Value is no longer made available on at least a 15-second delayed basis; or

(F) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading Commodity-Based Trust Shares pursuant to unlisted trading privileges, it will cease trading the Commodity-Based Trust Shares if the primary listing exchange ceases trading such Shares for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Commodity-Based Trust Shares issued in connection with such entity Trust be removed from Exchange listing. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of the Trust falls below a specified amount.

(h) Term. The stated term of the Trust shall be as stated in the Trust prospectus. However, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(i) Trustee. The following requirements apply:

(1) The trustee of a Trust must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(2) No change is to be made in the trustee of a listed issue without prior notice to and approval of the primary listing exchange.

(j) Voting. Voting rights shall be as set forth in the applicable Trust prospectus

(k) Limitation on Liability. Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any underlying commodity value, the current value of the underlying commodity required to be deposited to the Trust in connection with issuance of Commodity-Based Trust Shares, resulting from any negligent act or omission by the Exchange, or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange, its agent, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction or any error, omission or delay in the reports of transactions in an underlying commodity.

Interpretations and Policies

.01 A Commodity-Based Trust Share is a Trust Issued Receipt that holds a specified commodity deposited with the Trust.

.02 The Exchange will file separate proposals under Section 19(b) of the Exchange Act before trading, either by listing or pursuant to unlisted trading privileges, Commodity-Based Trust Shares.

Rule 14.5. Currency Trust Shares

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Currency Trust Shares that meet the criteria of this Rule 14.5.

(b) Applicability. This rule is applicable only to Currency Trust Shares.

(c) Prospectus Delivery. Members must provide to all purchasers of newly issued Currency Trust Receipts a prospectus for the series of Currency Trust Shares.

(d) Trading Hours. Transactions in Currency Trust Shares will occur during Regular Trading Hours for each series.

(e) Definition. "Currency Trust Shares" mean a security that (i) that is issued by a trust that holds a specified non-U.S. currency deposited with the trust; (ii) when aggregated in some specified minimum number may be surrendered to the trust by the beneficial owner to receive the specified non U.S. currency; and (iii) pays beneficial owners interest and other distributions on the deposited non-U.S. currency, if any, declared and paid by the trust. Currency Trust Shares are included within the definition of "security" or "securities" as such terms are used in the Rules of the Exchange.

(f) Designation of Non-U.S. Currency. The Exchange may trade, pursuant to unlisted trading privileges, Currency Trust Shares that hold a specified non-U.S. currency or currencies. Each issue of a Currency Trust Share shall be designated as a separate series and shall be identified by a unique symbol.

(g) Initial and Continued Listing. Currency Trust Shares will be listed and traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of Currency Trust Shares required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. Following the initial twelve (12) month period following commencement of trading on the Exchange of Currency Trust Shares, the Exchange will consider the suspension of trading in or removal from listing of such series under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Currency Trust Shares for 30 or more consecutive trading days;

(B) if the Trust has fewer than 50,000 Currency Trust Shares issued and outstanding;

(C) if the market value of all Currency Trust Shares issued and outstanding is less than $1,000,000;

(D) if the value of the applicable non-U.S. currency is no longer calculated or available on at least a 15-second delayed basis from a source unaffiliated with the sponsor, Trust, custodian or the Exchange or the Exchange stops providing a hyperlink on its Web site to any such unaffiliated applicable non-U.S. currency value;

(E) if the Indicative Trust Value is no longer made available on at least a 15-second delayed basis; or

(F) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading Currency Trust Shares pursuant to unlisted trading privileges, it will cease trading the Currency Trust Shares if the primary listing exchange ceases trading such Shares for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Currency Trust Shares issued in connection with such entity Trust be removed from Exchange listing. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of the Trust falls below a specified amount.

(h) Term. The stated term of the Trust shall be as stated in the Trust prospectus. However, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(i) Trustee. The following requirements apply:

(1) The trustee of a Trust must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(2) No change is to be made in the trustee of a listed issue without prior notice to and approval of the primary listing exchange.

(j) Voting. Voting rights shall be as set forth in the applicable Trust prospectus.

(k) Limitation on Liability. Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any applicable non-U.S. currency value, the current value of the applicable non-U.S. currency required to be deposited to the Trust in connection with issuance of Currency Trust Shares, net asset value, or any other information relating to the purchase, redemption, or trading of the Currency Trust Shares, resulting from any negligent act or omission by the Exchange, or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange, its agent, including, but not limited to, an act of

God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in an applicable non-U.S. currency.

Interpretations and Policies

.01 A Currency Trust Share is a Trust Issued Receipt that holds a specified non-U.S. currency deposited with the Trust.

.02 The Exchange will file separate proposals under Section 19(b) of the Exchange Act before trading, either by listing or pursuant to unlisted trading privileges, Currency Trust Shares.

Rule 14.6. Partnership Units

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Partnership Units that meet the criteria of this Rule 14.6.

(b) Definitions. The following terms as used in the Rule shall, unless the context otherwise requires, have the meanings herein specified:

(1) Commodity. The term "commodity" is defined in Section 1(a)(4) of the Commodity Exchange Act.

(2) Partnership Units. The term "Partnership Units" for purposes of this Rule means a security (a) that is issued by a partnership that invests in any combination of futures contracts, options on futures contracts, forward contracts, commodities and/or securities; and (b) that is issued and redeemed daily in specified aggregate amounts at net asset value.

(c) Designation. The Exchange may list and trade Partnership Units based on an underlying asset, commodity or security. Each issue of a Partnership Unit shall be designated as a separate series and shall be identified by a unique symbol.

(d) Trading Hours. Transactions in Partnership Units will occur during Regular Trading Hours for each series.

(e) Initial and Continued Listing. Partnership Units will be listed and/or traded on the Exchange subject to application of the following criteria:

(1) Initial Listing. The Exchange will establish a minimum number of Partnership Units required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Listing. The Exchange will consider removing from listing Partnership Units under any of the following circumstances:

(A) if following the initial twelve (12) month period following the commencement of trading of Partnership Units, (i) the partnership has more than

60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Partnership Units for 30 or more consecutive trading days; (ii) if the partnership has fewer than 50,000 Partnership Units issued and outstanding; or (iii) if the market value of all Partnership Units issued and outstanding is less than $1,000,000;

(B) if the value of the underlying benchmark investment, commodity or asset is no longer calculated or available on at least a 15second delayed basis or the Exchange stops providing a hyperlink on its website to any such investment, commodity, or asset value;

(C) if the Indicative Partnership Value is no longer made available on at least a 15-second delayed basis; or

(D) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

If the Exchange is trading Partnership Units pursuant to unlisted trading privileges, it will cease trading the Partnership Units if the primary listing exchange ceases trading such Units for any of the above reasons.

Upon termination of a partnership, the Exchange requires that Partnership Units issued in connection with such partnership be removed from Exchange listing. A partnership will terminate in accordance with the provisions of the partnership prospectus.

(f) Term. The stated term of the partnership shall be as stated in the prospectus. However, such entity may be terminated under such earlier circumstances as may be specified in the Partnership prospectus.

(g) General Partner. The following requirements apply:

(1) The general partner of a partnership must be an entity having substantial capital and surplus and the experience and facilities for handling partnership business. In cases where, for any reason, an individual has been appointed as general partner, a qualified entity must also be appointed as general partner.

(2) No change is to be made in the general partner of a listed issue without prior notice to and approval of the primary listing exchange.

(h) Voting. Voting rights shall be as set forth in the applicable partnership prospectus.

(i) Limitation of Liability. Neither the Exchange nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any underlying asset or commodity value, the current value of the underlying asset or commodity if required to be deposited to the partnership in connection with issuance of Partnership Units, net asset value, or other information relating to the purchase, redemption or trading of Partnership Units, resulting from any negligent act or omission by the Exchange or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange or its agent, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in an underlying asset or commodity.

(j) The Exchange will file separate proposals under Section 19(b) of the Exchange Act before listing and trading separate and distinct Partnership Units designated on different underlying investments, commodities and/or assets.

Interpretations and Policies

.01 The Exchange requires Members to provide to all purchasers of newly issued Partnership Units a prospectus for the series of Partnership Units.

Rule 14.7. Equity Index-Linked Securities, Commodity-Linked Securities and Currency-Linked Securities

The Exchange will consider listing and/or trading equity index-linked securities ("Equity Index-Linked Securities"), commodity-linked securities ("Commodity-Linked Securities") and currency-linked securities ("Currency-Linked Securities" and, together with Equity Index-Linked Securities and Commodity-Linked Securities, "Index-Linked Securities") that in each case meet the applicable criteria of this Rule 14.7. Equity Index-Linked Securities are securities that provide for the payment at maturity of a cash amount based on the performance of an underlying index or indexes of equity securities. The payment at maturity with respect to Commodity-Linked Securities and Currency-Linked Securities is based on (i) in the case of Commodity-Linked Securities, one or more physical commodities or commodity futures, options or other commodity derivatives or Commodity-Based Trust Shares (as defined in Rule 14.4) or a basket or index of any of the foregoing (the "Commodity Reference Asset"), or (ii) in the case of Currency-Linked Securities, one or more currencies, or options or currency futures or other currency derivatives or Currency Trust Shares (as defined in Rule 14.5) or a basket or index of any of the foregoing (the "Currency Reference Asset"). Index-Linked Securities may or may not provide for the repayment of the original principal investment amount. The Exchange may submit a rule filing pursuant to Section 19(b)(2) of the Exchange Act to permit the listing and/or trading of Index-Linked Securities that do not otherwise meet the standards set forth below in paragraphs (a) through (i).

The Exchange will consider for listing and/or trading pursuant to Rule 19b-4(e) under the Exchange Act, securities under this Rule 14.7 provided the following criteria are met.

(a) Issuer Listing Standards. The issuer must be an entity that:

(1) If the issuer is a company listed on the New York Stock Exchange, NYSE Arca, American Stock Exchange, or NASDAQ Stock Market, the entity must be a company in good standing (i.e., meets the continued listing criteria of such exchange).

(2) If not listed, the issuer must meet the following criteria:

(A) The issuer shall have assets in excess of $100 million and stockholders' equity of at least $10 million. In the case of an issuer which is unable to satisfy the earnings criteria set forth in (ii) below, the Exchange generally will require the issuer to have the following: (x) assets in excess of $200 million and stockholders' equity of at least $10 million; or (y) assets in excess of $100 million and stockholders' equity of at least $20 million.

(B) The issuer's pre-tax income from continuing operations shall substantially exceed $750,000 in its last fiscal year, or in two of its last three fiscal years. (Sovereign issuers will be evaluated on a case-bycase basis.)

(3) Either:

(A) Has a minimum tangible net worth of $250 million (if the Index-Linked Securities are fully and unconditionally guaranteed by an affiliate of the issuer, the Exchange will rely on such affiliate's tangible net worth for purposes of this requirement); or

(B) Has a minimum tangible net worth of $150 million and the original issue price of the Index-Linked Securities, combined with all of the issuer's other Index-Linked Securities listed on a national securities exchange or otherwise publicly traded in the United States, is not greater than 25 percent of the issuer's tangible net worth at the time of issuance (if the Index-Linked Securities are fully and unconditionally guaranteed by an affiliate of the issuer, the Exchange will apply the provisions of this paragraph to such affiliate instead of the issuer and will include in its calculation all Index-Linked Securities that are fully and unconditionally guaranteed by such affiliate).

(4) Is in compliance with Rule 10A-3 under the Exchange Act.

(b) Issue Listing Standards. The issue must:

(1) Have a minimum public distribution of at least 1 million units, except if the Index-Linked Security is traded in thousand dollar denominations.

(2) Have at least 400 holders, except if the Index-Linked Securities are redeemable at the option of the holders thereof on at least a weekly basis or the Index-Linked Security is traded in thousand dollar denominations.

(3) Have a principal amount/aggregate market value of not less than $4 million.

(4) Have a minimum term of one (1) year but not greater than thirty (30) years.

(5) Be the non-convertible debt of the issuer.

(6) Not base its payment at maturity on a multiple of the negative performance of an underlying index or indexes, Commodity Reference Asset or Currency Reference Asset, as the case may be, although the payment at maturity may or may not provide for a multiple of the positive performance of an underlying index or indexes, Commodity Reference Asset or Currency Reference Asset, as the case may be. In addition, the issue must meet one of the criteria set forth in (c), (d) or (e) below.

(c) Equity Index-Linked Securities Listing Standards.

(1) Initial Listing. The Exchange will consider listing Equity Index-Linked Securities that meet the requirements of this subparagraph (c), where the payment at maturity is based on an index or indexes of equity securities. The issue must meet the following initial listing criteria:

(A) Each underlying index is required to have at least ten (10) component securities of different issuers.

(B) The index or indexes to which the security is linked shall either (i) have been reviewed and approved for the trading of investment company units or options or other derivatives by the Commission under Section 19(b)(2) of the Exchange Act and rules thereunder and the conditions set forth in the Commission's approval order, including comprehensive surveillance sharing agreements for non-U.S. stocks, continue to be satisfied, or (ii) the index or indexes meet the following criteria:

(i) Each component security has a minimum market value of at least $75 million, except that for each of the lowest dollar weighted component securities in the index that in the aggregate account for no more than 10% of the dollar weight of the index, the market value can be at least $50 million;

(ii) Each component security shall have trading volume in each of the last six months of not less than 1,000,000 shares per month, except that for each of the lowest dollar weighted component securities in the index that in the aggregate account for no more than 10% of the dollar weight of the index, the trading volume shall be at least 500,000 shares per month in each of the last six months;

(iii) Indexes based upon the equal-dollar or modified equal dollar weighting methodology will be rebalanced at least quarterly;

(iv) In the case of a capitalization weighted index or modified capitalization weighted index, the lesser of the five highest dollar weighted component securities in the index or the highest dollar weighted component securities in the index that in the aggregate represent at least 30% of the total number of component securities in the index, each have an average monthly trading volume of at least 2,000,000 shares over the previous six months;

(v) No underlying component security will represent more than 25% of the dollar weight of the index, and the five highest dollar weighted component securities in the index will not in the aggregate account for more than 50% of the weight of the index (60% for an index consisting of fewer than 25 component securities);

(vi) 90% of the index's dollar weight and at least 80% of the total number of component securities will meet the then current criteria for standardized options trading on a national securities exchange; and

(vii) All component securities shall be either (A) securities (other than foreign country securities and American Depositary Receipts ("ADRs")) that are (i) issued by a Exchange Act reporting company which is listed on a national securities exchange and (ii) an "NMS stock" (as defined in Rule 600 of SEC Regulation NMS) or (B) be foreign country securities or ADRs, provided that foreign country securities or foreign country securities underlying ADRs having their primary trading market outside the United States on foreign trading markets that are not members of the Intermarket Surveillance Group or parties to comprehensive surveillance sharing agreements with the Exchange will not in the aggregate represent more than 20% of the dollar weight of the index.

(2) Continued Listing. The issue must meet the following continued listing criteria:

(A) The Exchange will commence delisting or removal proceedings if any of the initial listing criteria described in (c)(1) above are not continuously maintained, except that:

(i) the criteria that no single component represent more than 25% of the dollar weight of the index and the five highest dollar weighted components in the index can not represent more than 50% (or 60% for indexes with less than 25 components) of the dollar weight of the index, need only be satisfied for capitalization weighted, modified capitalization weighted and price weighted indexes as of the first day of January and July in each year;

(ii) the total number of components in the index may not increase or decrease by more than 33-1/3% from the number of components in the index at the time of its initial listing, and in no event may be less than ten (10) components;

(iii) the trading volume of each component security in the index must be at least 500,000 shares for each of the last six months, except that for each of the lowest dollar weighted components in the index that in the aggregate account for no more than 10% of the dollar weight of the index, trading volume must be at least 400,000 shares for each of the last six months; and

(iv) in a capitalization weighted index or modified capitalization weighted index, the lesser of the five highest weighted component securities in the index or the highest weighted component securities in the index that in the aggregate represent at least 30% of the total number of stocks in the index have had an average monthly trading volume of at least 1,000,000 shares over the previous six months.

(B) In connection with an Equity Index-Linked Security that is listed pursuant to Rule 14.7, the Exchange will commence delisting or removal proceedings if an underlying index or indexes fails to satisfy the maintenance standards or conditions for such index or indexes as set forth by the Commission in its order under Section 19(b)(2) of the Exchange Act approving the index or indexes for the trading of options or other derivatives.

(C) The Exchange will also commence delisting or removal proceedings under any of the following circumstances:

(i) if the aggregate market value or the principal amount of the Equity Index-Linked Securities publicly held is less than $400,000;

(ii) if the value of the index or composite value of the indexes, if applicable, is no longer calculated or widely disseminated on at least a 15-second basis during the time the Equity Index-Linked Securities trade on the Exchange; or

(iii) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

(d) Commodity-Linked Securities Listing Standards.

(1) Initial Listing. The issue must meet the initial listing standard set forth in either (A) or (B) below, and both initial listing standards set forth in (C) and (D) below:

(A) The Commodity Reference Asset to which the security is linked shall have been reviewed and approved for the trading of Commodity Trust Shares or options or other derivatives by the Commission under Section 19(b)(2) of the Exchange Act and rules thereunder and the conditions set forth in the Commission's approval order, including with respect to comprehensive surveillance sharing agreements, continue to be satisfied.

(B) The pricing information for each component of a Commodity Reference Asset must be derived from a market which is an Intermarket Surveillance Group ("ISG") member or affiliate or with which the Exchange has a comprehensive surveillance sharing agreement. Notwithstanding the previous sentence, pricing information for gold and silver may be derived from the London Bullion Market Association.

(C) the value of the Commodity Reference Asset must be calculated and widely disseminated on at least a 15-second basis during the time the Commodity-Linked Securities trade on the Exchange; and

(D) in the case of Commodity-Linked Securities that are periodically redeemable, the indicative value of the subject Commodity-Linked Securities must be calculated and widely disseminated by one or more major market data vendors on at least a 15-second basis during the time the Commodity-Linked Securities trade on the Exchange.

(2) Continued Listing. The issue must meet the following continued listing criteria:

(A) The Exchange will commence delisting or removal proceedings if any of the initial listing criteria described above are not continuously maintained. Notwithstanding the foregoing, an issue will not be delisted for a failure to have comprehensive surveillance sharing agreements, if the Commodity Reference Asset has at least 10 components and the Exchange has comprehensive surveillance sharing agreements with respect to at least 90% of the dollar weight of the Commodity Reference Asset.

(B) The Exchange will also commence delisting or removal proceedings:

(i) If the aggregate market value or the principal amount of the Commodity-Linked Securities publicly held is less than $400,000;

(ii) The value of the Commodity Reference Asset is no longer calculated or available and a new Commodity Reference Asset is substituted, unless the new Commodity Reference Asset meets the requirements of this Rule 14.7; or

(iii) if such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

(e) Currency-Linked Securities Listing Standards.

(1) Initial Listing. The issue must meet the initial listing standard set forth in either (A) or (B) below, and both initial listing standards set forth in (C) and (D) below:

(A) The Currency Reference Asset to which the security is linked shall have been reviewed and approved for the trading of Currency Trust Shares or options or other derivatives by the Commission under Section 19(b)(2) of the Exchange Act and rules thereunder and the conditions set forth in the

Commission's approval order, including with respect to comprehensive surveillance sharing agreements, continue to be satisfied.

(B) The pricing information for each component of a Currency Reference Asset must be (i) the generally accepted spot price for the currency exchange rate in question or (ii) derived from a market which (a) is an ISG member or affiliate or with which the Exchange has a comprehensive surveillance sharing agreement and (b) is the pricing source for components of a Currency Reference Asset that has previously been approved by the Commission.

(C) the value of the Currency Reference Asset must be calculated and widely disseminated on at least a 15-second basis during the time the Currency-Linked Securities trade on the Exchange; and

(D) in the case of Currency-Linked Securities that are periodically redeemable, the indicative value of the subject Currency-Linked Securities must be calculated and widely disseminated by one or more major market data vendors on at least a 15-second basis during the time the Currency-Linked Securities trade on the Exchange.

(2) Continued Listing. The issue must meet the following continued listing criteria:

(A) The Exchange will commence delisting or removal proceedings if any of the initial listing criteria described above is not continuously maintained. Notwithstanding the foregoing, an issue will not be delisted for a failure to have comprehensive surveillance sharing agreements, if the Currency Reference Asset has at least ten (10) components and the Exchange has comprehensive surveillance sharing agreements with respect to at least 90% of the dollar weight of the Currency Reference Asset.

(B) The Exchange will also commence delisting or removal proceedings under any of the following circumstances:

(i) If the aggregate market value or the principal amount of the Currency-Linked Securities publicly held is less than $400,000;

(ii) If the value of the Currency Reference Asset is no longer calculated or available and a new Currency Reference Asset is substituted, unless the new Currency Reference Asset meets the requirements of this Rule 14.7; or

(iii) If such other event shall occur or condition exists which in the opinion of the Exchange makes further dealings on the Exchange inadvisable.

(f) Firewalls. If the value of an Index-Linked Security listed under Rule 14.7 is based in whole or in part on an index that is maintained by a broker or dealer, the broker or dealer shall erect a "firewall" around the personnel responsible for the maintenance of such index or who have access to information concerning changes and adjustments to the index, and the index shall be calculated by a third party who is not a broker or dealer. Any advisory committee, supervisory board or similar entity that advises an index licensor or administrator or that makes decisions regarding the index or portfolio composition, methodology and related matters must implement and maintain, or be subject to, procedures designed to prevent the use and dissemination of material, non-public information regarding the applicable index or portfolio.

(g) Index-Linked Securities will be subject to the Exchange's equity trading rules.

(h) Trading Halts.

(1) In the case of Commodity- or Currency-Linked Securities, if the indicative value or the Commodity Reference Asset value or Currency Reference Asset value, as the case may be, applicable to a series of securities is not being disseminated as required, or, in the case of Equity Index-Linked Securities, if the value of the index is not being disseminated as required, the Exchange may halt trading during the day on which such interruption first occurs. If such interruption persists past the trading day in which it occurred, the Exchange will halt trading no later than the beginning of the trading day following the interruption.

(2) With respect to Index-Linked Securities admitted to dealings by the Exchange on an unlisted trading privileges basis, the Exchange will halt trading, in accordance with Rule 14.1(a), if such Index-Linked Security is no longer listed or trading on the primary market.

(i) Surveillance Procedures. The Exchange will implement written surveillance procedures for Index-Linked Securities, including adequate comprehensive surveillance sharing agreements with markets trading in the underlying components, as applicable.

Rule 14.8. Portfolio Depositary Receipts

(a) The Exchange will consider for trading, whether by listing or pursuant to unlisted trading privileges, Portfolio Depositary Receipts that meet the criteria of this Rule 14.8.

(b) Applicability. This Rule is applicable only to Portfolio Depositary Receipts.

(c) Trading Hours. Transactions in Portfolio Depositary Receipts will occur during Regular Trading Hours for each series.

(d) Definitions.

(1) Portfolio Depositary Receipt. The term "Portfolio Depositary Receipt" means a security:

(A) that is based on a unit investment trust ("Trust") which holds the securities which comprise an index or portfolio underlying a series of Portfolio Depositary Receipts;

(B) that is issued by the Trust in a specified aggregate minimum number in return for a "Portfolio Deposit" consisting of specified numbers of shares of stock plus a cash amount;

(C) that, when aggregated in the same specified minimum number, may be redeemed from the Trust which will pay to the redeeming holder the stock and cash then comprising the "Portfolio Deposit"; and

(D) that pays holders a periodic cash payment corresponding to the regular cash dividends or distributions declared with respect to the component securities of the stock index or portfolio of securities underlying the Portfolio Depositary Receipts, less certain expenses and other charges as set forth in the Trust prospectus.

(2) Reporting Authority. The term "Reporting Authority" in respect of a particular series of Portfolio Depositary Receipts means the Exchange, an institution (including the Trustee for a series of Portfolio Depositary Receipts), or a reporting service designated by the Exchange or by the exchange that lists a particular series of Portfolio Depositary Receipts (if the Exchange is trading such series pursuant to unlisted trading privileges) as the official source for calculating and reporting information relating to such series, including, but not limited to, any current index or portfolio value; the current value of the portfolio of securities required to be deposited to the Trust in connection with issuance of Portfolio Depositary Receipts; the amount of any dividend equivalent payment or cash distribution to holders of Portfolio Depositary Receipts, net asset value, or other information relating to the creation, redemption or trading of Portfolio Depositary Receipts.

(e) Designation of an Index or Portfolio. The trading of Portfolio Depositary Receipts based on one or more stock indexes or securities portfolios, whether by listing or pursuant to unlisted trading privileges, shall be considered on a case-by-case basis. The Portfolio Depositary Receipts based on each particular stock index or portfolio shall be designated as a separate series and shall be identified by a unique symbol. The stocks that are included in an index or portfolio on which Portfolio Depositary Receipts are based shall be selected by the Exchange or by such other person as shall have a proprietary interest in and authorized use of such index or portfolio, and may be revised from time to time as may be deemed necessary or appropriate to maintain the quality and character of the index or portfolio.

(f) Initial and Continued Listing and/or Trading. A Trust upon which a series of Portfolio Depositary Receipts is based will be traded on the Exchange, whether by listing or pursuant to unlisted trading privileges, subject to application of the following criteria:

(1) Commencement of Trading. For each Trust, the Exchange will establish a minimum number of Portfolio Depositary Receipts required to be outstanding at the time of commencement of trading on the Exchange.

(2) Continued Trading. Following the initial twelve (12) month period following formation of a Trust and commencement of trading on the Exchange, the

Exchange will consider the suspension of trading in or removal from listing of or termination of unlisted trading privileges for a Trust upon which a series of Portfolio Depositary Receipts is based under any of the following circumstances:

(A) if the Trust has more than 60 days remaining until termination and there are fewer than 50 record and/or beneficial holders of Portfolio Depositary Receipts for 30 or more consecutive trading days; or

(B) if the value of the index or portfolio of securities on which the Trust is based is no longer calculated or available; or

(C) if such other event shall occur or condition exists which is the opinion of the Exchange, makes further dealings on the Exchange inadvisable.

If the Exchange is trading the Portfolio Depositary Receipts pursuant to unlisted trading privileges, it will cease trading the Portfolio Depositary Receipts if the primary listing exchange ceases trading the Portfolio Depositary Receipts for any of the above reasons.

Upon termination of a Trust, the Exchange requires that Portfolio Depositary Receipts issued in connection with such Trust be removed from Exchange listing or have their unlisted trading privileges terminated. A Trust may terminate in accordance with the provisions of the Trust prospectus, which may provide for termination if the value of securities in the Trust falls below a specified amount.

(g) Term. The stated term of the Trust shall be as stated in the Trust prospectus. However, a Trust may be terminated under such earlier circumstances as may be specified in the Trust prospectus.

(h) Trustee. The trustee must be a trust company or banking institution having substantial capital and surplus and the experience and facilities for handling corporate trust business. In cases where, for any reason, an individual has been appointed as trustee, a qualified trust company or banking institution must be appointed co-trustee.

(i) Voting Rights. Voting rights shall be as set forth in the Trust prospectus. The Trustee of a Trust may have the right to vote all of the voting securities of such Trust.

(j) Provision of Prospectus and Written Description.

(1) In connection with any series of Portfolio Depositary Receipts listed or traded on the Exchange, Members must provide to all purchasers of such series of Portfolio Depositary Receipts a written description of the terms and characteristics of such securities, in a form prepared or approved by the Exchange, not later than the time a confirmation of the first transaction in such security is delivered to such purchaser. In addition, Members must include such a written description with any sales material relating to such series of Portfolio Depositary Receipts that is provided to customers or the public. Any other written materials provided by a Member to customers or the public making specific reference to such series of Portfolio Depositary Receipts as an investment vehicle must include a statement in substantially the following form: "A

circular describing the terms and characteristics of [the series of Portfolio Depositary Receipts] has been prepared by [Trust name] and is available from your broker or the EDGA EXCHANGE. It is recommended that you obtain and review such circular before purchasing [the series of Portfolio Depositary Receipts]. In addition, upon request you may obtain from your broker a prospectus for [the series of Portfolio Depositary Receipts]."

(2) A Member carrying an omnibus account for a non-Member broker-dealer is required to inform such non-Member that execution of an order to purchase a series of Portfolio Depositary Receipts for such omnibus account will be deemed to constitute agreement by the non-Member to make such written description available to its customers on the same terms as are directly applicable to Members under this rule.

(3) Upon request of a customer, a Member shall also provide a prospectus for the particular series of Portfolio Depositary Receipts.

(k) Limitation of Exchange Liability.

(1) Neither the Exchange, the Reporting Authority nor any agent of the Exchange shall have any liability for damages, claims, losses or expenses caused by any errors, omissions, or delays in calculating or disseminating any current index or portfolio value; the current value of the portfolio of securities required to be deposited to the Trust; the amount of any dividend equivalent payment or cash distribution to holders of Portfolio Depositary Receipts; net asset value; or other information relating to the creation, redemption or trading of Portfolio Depositary Receipts, resulting from any negligent act or omission by the Exchange, or the Reporting Authority, or any agent of the Exchange, or any act, condition or cause beyond the reasonable control of the Exchange or its agent, or the Reporting Authority, including, but not limited to, an act of God, fire, flood, extraordinary weather conditions, war, insurrection, riot, strike, accident, action of government, communications or power failure, equipment or software malfunction, or any error, omission or delay in the reports of transactions in one or more underlying securities.

(l) No Warranties. Neither the Exchange, any affiliate, nor the Reporting Authority makes any express or implied warranty as to results that any person or party may obtain by using (1) any Portfolio Depositary Receipt, or (2) any underlying index or data included therein. The Exchange, its affiliates and Reporting Authority makes no express or implied warranties, and disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to Portfolio Depositary Receipts or any underlying index or data included therein.

Interpretations and Policies

.01 The Exchange may approve a series of Portfolio Depositary Receipts for trading, whether by listing or pursuant to unlisted trading privileges, pursuant to Rule 19b-4(e) under the Exchange Act, provided each of the following criteria is satisfied:

(a) Eligibility Criteria for Index Components.

(1) Upon the initial listing of a series of Portfolio Depositary Receipts on the Exchange, or if the Exchange is trading the Portfolio Depositary Receipts pursuant to unlisted trading privileges, upon the initial listing on the primary exchange, the component stocks of an index or portfolio underlying such series of Portfolio Depositary Receipts shall meet the following criteria:

(A) Component stocks that in the aggregate account for at least 90% of the weight of the index or portfolio shall have a minimum market value of at least $75 million;

(B) The component stocks shall have a minimum monthly trading volume during each of the last six months of at least 250,000 shares for stocks representing at least 90% of the weight of the index or portfolio;

(C) The most heavily weighted component stock cannot exceed 25% of the weight of the index or portfolio, and the five most heavily weighted component stocks cannot exceed 65% of the weight of the index or portfolio;

(D) The underlying index or portfolio must include a minimum of 13 stocks; and

(E) All securities in an underlying index or portfolio must be listed on a national securities exchange.

(b) Index Methodology and Calculation.

(1) The index underlying a series of Portfolio Depositary Receipts will be calculated based on either the market capitalization, modified market capitalization, price, equal-dollar or modified equal-dollar weighting methodology;

(2) If the index is maintained by a broker-dealer, the broker-dealer shall erect a "fire wall" around the personnel who have access to information concerning changes and adjustments to the index and the index shall be calculated by a third party who is not a broker-dealer; and

(3) The current index value will be disseminated every 15 seconds over the Consolidated Tape Association's Network B.

(c) Disseminated Information.

(1) The Reporting Authority will disseminate for each series of Portfolio Depositary Receipts an estimate, updated every 15 seconds, of the value of a share of each series. This may be based, for example, upon current information regarding the required deposit of securities and cash amount to permit creation of new shares of the series or upon the index value.

(d) Initial Shares Outstanding.

(1) A minimum of 100,000 shares of a series of Portfolio Depositary Receipts is required to be outstanding at the time of commencement of trading on the Exchange.

(e) Trading Increment.

(1) The minimum trading increment for a series of Portfolio Depositary Receipts shall be $.01.

(f) Surveillance Procedures.

The Exchange will implement written surveillance procedures for Portfolio Depositary Receipts.

Rule 14.9. Equity-Linked Debt Securities

Equity-Linked Debt Securities ("ELDS") are limited term non-convertible debt obligations of an issuer where the value of the debt is based, at least in part, on the value of another issuer's common stock or non-convertible preferred stock. The Exchange may approve ELDS for listing and/or trading pursuant to Rule 19b-4(e) under the Exchange Act provided that the criteria set out below are satisfied:

(a) ELDS Issuer Listing Standards.

(1) If the issuer is a company listed on the New York Stock Exchange, NYSE Arca, American Stock Exchange, or NASDAQ Stock Market, the entity must be a company in good standing (i.e., meets the continued listing criteria of such exchange).

(2) The ELDS issuer must, in all cases, have either

(A) A minimum tangible net worth of $250 million; or

(B) A minimum tangible net worth of $150 million and the original issue price of the ELDS, combined with all of the issuer's other ELDS listed on a national securities exchange or otherwise publicly traded in the United States, may not be greater than 25 percent of the issuer's net worth at the time of issuance.

(b) ELDS Listing Standards. The issue must have:

(1) At least 1 million ELDS outstanding.

(2) At least 400 holders.

(3) An aggregate market value of at least $4 million.

(4) A minimum life of one year.

(c) Linked Equity Listing Standards.

(1) An equity security on which the value of the debt is based must:

(A) (A) Have either:

(i) a market capitalization of at least $3 billion and a trading volume of at least 2.5 million shares in the one-year period preceding the listing of the ELDS;

(ii) a market capitalization of at least $1.5 billion and a trading volume of at least 10 million shares in the one-year period preceding the listing of the ELDS; or

(iii) a market capitalization of at least $500 million and trading volume of at least 15 million shares in the one-year preceding the listing of the ELDS.

(B) Be issued by a company that has a continuous reporting obligation under the Act, as amended, and be listed on a national securities exchange and be subject to last sale reporting.

(C) Be issued either by:

(i) a U.S. company; or

(ii) a non-U.S. company (including a company that is traded in the United States through American Depositary Receipts ("ADRs")) if there are at least 2000 holders of the security, and either

(D) the Exchange, or, if the ELDS is to be traded pursuant to unlisted trading privileges, any other national securities exchange that is the primary U.S. market for such security, has in place with the primary exchange in the country where the security is primarily traded (or, in the case of a sponsored ADR, the primary exchange in the home country where the security underlying the ADR is primarily traded) an effective comprehensive surveillance information sharing agreement,

(E) The "Relative U.S. Volume" is at least 50 percent (for purposes of this subsection, the term "Relative U.S. Volume" shall mean the ratio of (i) the combined trading volume, on a share-equivalent basis, of the security and related securities (including ADRs overlying such security) in the United States and in any other market with which the Exchange (for ELDS that are listed on the Exchange) or with which any other national securities exchange that is the primary U.S. market for such ELDS (if the ELDS is to be traded on the Exchange pursuant to unlisted trading privileges) has in place an effective, comprehensive surveillance information sharing agreement to (ii) the world-wide trading volume in such securities, or

(F) During the six months preceding the listing of the ELDS on the Exchange (or for ELDS traded on the Exchange pursuant to unlisted trading privileges, preceding the listing of the ELDS on the primary U.S. market for such security), the following trading volume standards were met:

(i) the combined trading volume of the security (including the security itself, any ADR overlying the security (adjusted on a share equivalent basis) and any other classes of stock related to the underlying security) in the United States is at least 20 percent of the combined world-wide trading volume in the security and in related securities,

(ii) the average daily trading volume for the security (or, if traded in the form of an ADR, the ADR overlying such security) in the U.S. market is 100,000 or more shares, and

(iii) the trading volume for the security (or, if traded in the form of an ADR, the ADR overlying such security) is at least 60,000 per day in the U.S. market on a majority of the trading days during the six-month period.

(d) Limits on Number of ELDS.

(1) The issuance of ELDS relating to any underlying U.S. security may not exceed five percent of the total outstanding shares of such underlying security. The issuance of ELDS relating to any underlying non-U.S. security or sponsored ADR may not exceed:

(A) two percent of the total worldwide outstanding shares of such security if at least 20 percent of the worldwide trading volume in the security and related securities during the six-month period preceding the date of listing occurs in the U.S. market;

(B) three percent of the total worldwide outstanding shares of such security if at least 50 percent of the worldwide trading volume in the security and related securities during the six-month period preceding the date of listing occurs in the U.S. market; or

(C) five percent of the total worldwide outstanding shares of such security if at least 70 percent of the worldwide trading volume in the security and related securities during the six-month period preceding the date of listing on the Exchange (for ELDS that are listed on the Exchange) or listing on the national securities exchange that is the primary U.S. market for such ELDS (if the ELDS is to be traded on the Exchange pursuant to unlisted trading privileges) occurs in the U.S. market.

If an issuer proposes to issue ELDS that relate to more than the allowable percentages of the underlying security specified in this subsection (d), then the Exchange, in consultation with the

Commission, will evaluate the maximum percentage of ELDS that may be issued on a case-by-case basis.

(e) Prior to the commencement of trading of a particular ELDS designated pursuant to this Rule, the Exchange will distribute a circular to its Members providing guidance regarding Member compliance responsibilities (including suitability recommendations and account approval) when handling transactions in ELDSs.

CHAPTER XV. DUES, FEES, ASSESSMENTS AND OTHER CHARGES; EFFECTIVE DATE

Rule 15.1. Authority to Prescribe Dues, Fees, Assessments and Other Charges

(a) Generally. The Exchange may prescribe such reasonable dues, fees, assessments or other charges as it may, in its discretion, deem appropriate. Such dues, fees, assessments and charges may include membership dues, transaction fees, communication and technology fees, regulatory charges, listing fees, and other fees and charges as the Exchange may determine. All such dues, fees and charges shall be equitably allocated among Members, issuers and other persons using the Exchange's facilities.

(b) Regulatory Transaction Fee. Under Section 31 of the Act, the Exchange must pay certain fees to the Commission. To help fund the Exchange's obligations to the Commission under Section 31, this Regulatory Transaction Fee is assessed to Members. To the extent there may be any excess monies collected under this Rule, the Exchange may retain those monies to help fund its general operating expense. Each Member engaged in executing transactions on the Exchange shall pay, in such manner and at such times as the Exchange shall direct, a Regulatory Transaction Fee equal to (i) the rate determined by the Commission to be applicable to covered sales occurring on the Exchange in accordance with Section 31 of the Act multiplied by (ii) the Member's aggregate dollar amount of covered sales occurring on the Exchange during any computational period.

(c) Schedule of Fees. The Exchange will provide Members with notice of all relevant dues, fees, assessments and charges of the Exchange. Such notice may be made available to Members on the Exchange's website or by any other method deemed reasonable by the Exchange.

Exhibit B - EDGA German Resolution

FORM OF GERMAN PARENT CORPORATE RESOLUTIONS

WHEREAS, on December 19, 2007, International Securities Exchange Holdings, Inc. ("**ISE Holdings**") became a wholly-owned subsidiary of U.S. Exchange Holdings, Inc., a wholly-owned subsidiary of Eurex Frankfurt AG (the "**Merger**");

WHEREAS, in connection with the Merger, the Corporation and the members of this [Supervisory Board/Executive Board] adopted resolutions, attached hereto as Exhibit A, on [ ], 2007, relating to the ongoing activities of International Securities Exchange, LLC ("ISE")[1] (the "**ISE Resolutions**");

WHEREAS, on December 23, 2008, the Corporation's indirect subsidiary, ISE Holdings, became a 31.54% owner in Direct Edge Holdings LLC, a Delaware limited liability company ("**DE Holdings**");

WHEREAS, DE Holdings has filed two Form 1 applications (collectively, the "**Applications**") with the U.S. Securities and Exchange Commission ("**SEC**") seeking registration of two national securities exchanges, EDGA Exchange, Inc. and EDGX Exchange, Inc. (each a "**DE Exchange**"), under Section 6 of the Securities Exchange Act of 1934, as amended ("**Exchange Act**");

WHEREAS, in connection with the approval by the SEC of the Applications, the Corporation is required to make certain resolutions with respect to the ongoing activities of each DE Exchange in the same manner and extent as the ISE Resolutions;

WHEREAS, the Corporation and the members of this [Supervisory Board/Executive Board] hereby desire to supplement the ISE Resolutions so that the ISE Resolutions apply to each DE Exchange, in the same manner and to the same extent as the ISE Resolutions apply to ISE;

WHEREAS, ISE Resolutions continue to remain in full force and effect and shall not be limited in any way by supplementing the ISE Resolutions pursuant to these resolutions (this "**Addendum**"); and

WHEREAS, the Corporation and the members of this [Supervisory Board/Executive Board] hereby acknowledge that the resolutions made in this Addendum are made specifically in connection with the Applications (and the Corporation's indirect ownership and voting interests in each DE Exchange) and the ongoing activities of each DE Exchange and are not intended to limit any duty or obligation of any Person[2], under law or otherwise.

NOW, THEREFORE, IT IS HEREBY RESOLVED THAT:

---

1 See Securities and Exchange Commission Release No. 56955 (December 13, 2007), 72 FR 71979 (December 19, 2007) (SR-ISE-2007-101).

2 As used in these resolutions, the term "**Person**" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

(1) The ISE Resolutions, which shall remain in full force and effect, are hereby incorporated by reference herein, in their entirety;

(2) The ISE Resolutions are hereby supplemented to apply to each DE Exchange in the same manner and to the same extent as the ISE Resolutions apply to ISE. In that regard:

> (a) The Corporation hereby agrees to the provisions in resolutions 1-6 (inclusive), resolution 9, and resolution 10 of the ISE Resolutions, except that any reference to ISE, LLC shall be read to reference each DE Exchange;
>
> (b) Each member of this [Supervisory Board/Executive Board] hereby agrees, and the Corporation shall take reasonable steps necessary to cause each person who becomes a member of this [Supervisory Board/Executive Board] after the date of these resolutions to agree, in writing to the provisions in resolutions 7(a)-7(f) (inclusive) of the ISE Resolutions, except that any reference to ISE, LLC shall be read to reference each DE Exchange; and
>
> (c) The Corporation shall take reasonable steps necessary to cause each of its officers and employees who are involved in the activities of a DE Exchange to agree, in writing to the provisions in resolutions 8(a)-8(e) (inclusive) of the ISE Resolutions, except that any reference to ISE, LLC shall be read to reference each DE Exchange.

(3) Notwithstanding any provision of the foregoing resolutions or the ISE Resolutions, before: (a) any amendment to or repeal of any provision of this or any of the foregoing resolutions or the ISE Resolutions; or (b) any action by the Corporation that would have the effect of amending or repealing any provision of this or any of the foregoing resolutions or the ISE Resolutions shall be effective, the same shall be submitted to the board of directors of each DE Exchange, and if the same must be filed with, or filed with and approved by, the SEC before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

Exhibit A

FORM OF GERMAN PARENT CORPORATE RESOLUTIONS

WHEREAS, the [Corporation] [Corporation's indirect subsidiary, Eurex Frankfurt AG ("**Eurex Frankfurt**")] is a party to that certain Agreement and Plan of Merger dated as of April 30, 2007 (the "**Merger Agreement**") among Eurex Frankfurt, Ivan Acquisition Co. (the "**Merger Sub**") and International Securities Exchange Holdings, Inc. ("**ISE Holdings**"), pursuant to which the parties thereto have agreed to the merger of the Merger Sub with and into ISE Holdings on the terms and subject to the conditions set forth in the Merger Agreement ("**Merger**"), as a result of which Merger the sole stockholder of ISE Holdings will be U.S. Exchange Holdings, Inc., a wholly-owned subsidiary of Eurex Frankfurt;

WHEREAS, ISE Holdings is the sole member of International Securities Exchange, LLC ("**ISE, LLC**"), which is registered with the U.S. Securities and Exchange Commission ("**SEC**") as a national securities exchange;

WHEREAS, ISE Holdings is subject to Ownership Limits and Voting Limits, as such terms are defined in Article FOURTH, Section III of the Certificate of Incorporation of ISE Holdings;

WHEREAS, the completion of the Merger is subject to approval by the SEC of a proposed rule change filed by ISE, LLC (the "**Rule Filing**") under Section 19 of the U.S. Securities Exchange Act of 1934 ("**Exchange Act**");

WHEREAS, the Corporation is required to make certain resolutions in connection with the Merger that will become part of the Rule Filing and will be subject to SEC approval under Section 19 of the Exchange Act; and

WHEREAS, the Corporation and the members of this [Supervisory Board/Executive Board] hereby acknowledge that said resolutions are made specifically in connection with the Merger and the ongoing activities of ISE, LLC and are not intended to limit any duty or obligation of any Person (as defined in paragraph (4) below), under law or otherwise;

NOW, THEREFORE, IT IS HEREBY RESOLVED THAT:

(1) The Corporation shall, in connection with its involvement in the activities of ISE, LLC, comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate: (a) with the SEC; and (b) with ISE, LLC pursuant to, and to the extent of, ISE, LLC's regulatory authority.

(2) The Corporation shall, to the extent that it is involved in the activities of ISE, LLC, be deemed to irrevocably submit to the jurisdiction of the United States federal courts and the SEC for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the activities of ISE, LLC (and shall be deemed to agree that ISE Holdings may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding), and

shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it is not personally subject to the jurisdiction of the SEC, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency.

(3) For so long as the Corporation shall directly or indirectly control ISE, LLC: (a) the books, records, officers, directors (or equivalent) and employees of the Corporation shall be deemed to be the books, records, officers, directors and employees of ISE, LLC for purposes of and subject to oversight pursuant to the U.S. Securities Exchange Act of 1934 ("**Exchange Act**") to the extent that such books and records are related to, or such officers, directors (or equivalent) and employees are involved in, the activities of ISE, LLC; and (b) the Corporation's books and records related to the activities of ISE, LLC shall at all times be made available for inspection and copying by the SEC and ISE, LLC.

(4) The Corporation shall take reasonable steps necessary to cause ISE Holdings to be in compliance with the Ownership Limits and the Voting Limits. For so long as the Corporation shall directly or indirectly control ISE, LLC, if any Person, at any time, either alone or together with its related persons, owns (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, all as would be determined under Sections 21 and 22 of the German Securities Trading Act, each as may be amended from time to time, whether directly or indirectly, 20%, 25%, 30%, 50%, or 75% or more of the then-outstanding shares of stock in the Corporation entitled to vote on any matter, the Corporation shall, as soon as practicable, give written notice of such ownership to the board of directors of ISE, LLC and to ISE Trust, a statutory trust formed under the laws of the State of Delaware of the United States of America, as provided in that certain Trust Agreement, dated as of [•], 2007, among U.S. Exchange Holdings, Inc., ISE Holdings, Inc., [•], as Delaware Trustee, [•], as Trustee, [•], as Trustee and [•], as Trustee, which notice shall state: (a) such Person's full legal name; (b) such Person's title or status and the date on which such title or status was acquired; (c) such Person's approximate ownership interest in the Corporation; and (d) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise. As used in these resolutions, the term "**Person**" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

(5) The Corporation shall, to the extent it is involved in the activities of ISE, LLC, give due regard to the preservation of the independence of the self-regulatory function of ISE, LLC and to its obligations to investors and the general public, and shall not take any actions that would interfere with the effectuation of any decisions by the board of directors of ISE, LLC relating to its regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of ISE, LLC to carry out its responsibilities under the Exchange Act.

(6) To the fullest extent permitted by applicable law, all confidential information that shall come into the possession of the Corporation pertaining to the self-regulatory function of ISE, LLC (including but not limited to confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of ISE, LLC

shall: (a) not be made available to any Persons other than to those officers, directors (or equivalent), employees and agents of the Corporation that have a reasonable need to know the contents thereof; (b) be retained in confidence by the Corporation and the officers, directors (or equivalent), employees, and agents of the Corporation; and (c) not be used for any commercial purposes, *provided, however*, that nothing in these resolutions shall be interpreted so as to limit or impede: (i) the rights of the SEC or ISE, LLC to have access to and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder; or (ii) the ability of any officers, directors, employees, or agents of the Corporation to disclose such confidential information to the SEC or ISE, LLC.

(7) Each member of this [Supervisory Board/Executive Board] hereby agrees, and the Corporation shall take reasonable steps necessary to cause each person who becomes a member of this [Supervisory Board/Executive Board] after the date of these resolutions to agree, in writing:

(a) that, in discharging his or her responsibilities as a member of this [Supervisory Board/Executive Board], such member shall, in connection with such member's involvement in the activities of ISE, LLC: (i) comply with the U.S. federal securities laws and the rules and regulations thereunder; and (ii) cooperate (A) with the SEC, and (B) with ISE, LLC pursuant to, and to the extent of, ISE, LLC's regulatory authority;

(b) to irrevocably submit to the jurisdiction of the United States federal courts and the SEC for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the activities of ISE, LLC, to the extent such member is involved in the activities of ISE, LLC, and that ISE Holdings may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding, and such member waives, and agrees not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that such member is not personally subject to the jurisdiction of the SEC, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency;

(c) that such member is deemed to be a director of ISE, LLC for purposes of and subject to oversight pursuant to the Exchange Act to the extent that such member is involved in the activities of ISE, LLC;

(d) to give due regard to the preservation of the independence of the self-regulatory function of ISE, LLC and to its obligations to investors and the general public, and not to take any actions that would interfere with the effectuation of any decisions by the board of directors of ISE, LLC relating to its regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of ISE, LLC to carry out its responsibilities under the Exchange Act;

(e) that, to the fullest extent permitted by applicable law, all confidential information that shall come into the possession of such member pertaining to the self-regulatory function of ISE, LLC (including but not limited to confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of ISE, LLC shall: (a) not be made available to any Persons other than to those officers, directors (or equivalent), employees and agents of the Corporation that have a reasonable need to know the contents thereof; (b) be retained in confidence by such member; and (c) not be used by such member for any commercial purposes, *provided, however*, that nothing in these resolutions shall be interpreted so as to limit or impede: (i) the rights of the SEC or ISE, LLC to have access to and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder; or (ii) the ability of such member to disclose such confidential information to the SEC or ISE, LLC; and

(f) that, in discharging his or her responsibilities as a member of this [Supervisory Board/Executive Board], to the extent such member is involved in the activities of ISE, LLC and to the fullest extent permitted by applicable law, such member will take into consideration the effect that the Corporation's actions would have on the ability of:

(i) ISE, LLC to carry out its responsibilities under the Exchange Act; and

(ii) ISE, LLC and the Corporation: (A) to engage in conduct that fosters and does not interfere with the ability of ISE, LLC and the Corporation to prevent fraudulent and manipulative acts and practices in the securities markets; (B) to promote just and equitable principles of trade in the securities markets; (C) to foster cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; (D) to remove impediments to and perfect the mechanisms of a free and open market in securities and a U.S. national securities market system; and (E) in general, to protect investors and the public interest.

(8) The Corporation shall take reasonable steps necessary to cause each of its officers and employees who are involved in the activities of ISE, LLC to agree, in writing:

(a) that, in discharging such officer's or employee's responsibilities as an officer or employee of the Corporation, in connection with such officer's or employee's involvement in the activities of ISE, LLC, such officer or employee will: (i) comply with the U.S. federal securities laws and the rules and regulations thereunder; and (ii) cooperate (A) with the SEC, and (B) with ISE, LLC pursuant to, and to the extent of, ISE, LLC's regulatory authority;

(b) to irrevocably submit to the jurisdiction of the United States federal courts and the SEC for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the activities of ISE, LLC to the extent that such officer or employee is involved in the activities of ISE, LLC, and that ISE Holdings may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding, and that such officer or employee waives, and agrees not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that such officer or employee is not personally subject to the jurisdiction of the SEC, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency;

(c) that such officer or employee is deemed to be an officer or employee of ISE, LLC for purposes of and subject to oversight pursuant to the Exchange Act to the extent that such officer or employee is involved in the activities of ISE, LLC;

(d) to give due regard to the preservation of the independence of the self-regulatory function of ISE, LLC and to its obligations to investors and the general public, and not to take any actions that would interfere with the effectuation of any decisions by the board of directors of ISE, LLC relating to its regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of ISE, LLC to carry out its responsibilities under the Exchange Act; and

(e) that, to the fullest extent permitted by applicable law, all confidential information that shall come into the possession of such officer or employee pertaining to the self-regulatory function of ISE, LLC (including but not limited to confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of ISE, LLC shall: (a) not be made available to any Persons other than to those officers, directors (or equivalent), employees and agents of the Corporation that have a reasonable need to know the contents thereof; (b) be retained in confidence by such officer or employee; and (c) not be used by such officer or employee for any commercial purposes, *provided, however*, that nothing in these resolutions shall be interpreted so as to limit or impede: (i) the rights of the SEC or ISE, LLC to have access to and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder; or (ii) the ability of such officer or employee to disclose such confidential information to the SEC or ISE, LLC.

(9) The Corporation shall take reasonable steps to cause each of its agents that is involved in the activities of ISE, LLC and could come into the possession of any confidential information pertaining to the self-regulatory function of ISE, LLC (including but not limited to confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of ISE, LLC to agree that, to the fullest extent permitted by applicable law, all such confidential information shall: (a) not be made available to any Persons other than to those officers, directors (or equivalent), employees and agents of the Corporation that have a reasonable need to know the contents thereof; (b) be retained in confidence by such agent; and (c) not be used by such agent for any commercial purposes, *provided, however*, that nothing in these resolutions shall be interpreted so as to limit or impede: (i) the rights of the SEC or ISE, LLC to have access to and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder; or (ii) the ability of such agent to disclose such confidential information to the SEC or ISE, LLC.

(10) The Corporation shall take reasonable steps necessary to cause its agents that are involved in the activities of ISE, LLC to cooperate: (a) with the SEC; and (b), where applicable, ISE, LLC pursuant to its regulatory authority.

(11) Notwithstanding any provision of the foregoing resolutions, before: (a) any amendment to or repeal of any provision of this or any of the foregoing resolutions; or (b) any action by the Corporation that would have the effect of amending or repealing any provision of this or any of the foregoing resolutions shall be effective, the same shall be submitted to the board of directors

of ISE, LLC, and if the same must be filed with, or filed with and approved by, the SEC before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

Exhibit B - EDGA
Swiss Resolution

FORM OF SWISS PARENT CORPORATE RESOLUTIONS

WHEREAS, on December 19, 2007, International Securities Exchange Holdings, Inc. ("**ISE Holdings**") became a wholly-owned subsidiary of U.S. Exchange Holdings, Inc., a wholly-owned subsidiary of Eurex Frankfurt AG (the "**Merger**");

WHEREAS, in connection with the Merger, the Corporation and the members of this [Board of Directors/Executive Board] adopted resolutions, in the form as attached hereto as Annex A, on [ ], 2007, relating to the ongoing activities of International Securities Exchange, LLC ("ISE")[1] (the "**ISE Resolutions**");

WHEREAS, on December 23, 2008, the Corporation's indirect subsidiary, ISE Holdings, became a 31.54% owner in Direct Edge Holdings LLC, a Delaware limited liability company ("**DE Holdings**");

WHEREAS, DE Holdings has filed two Form 1 applications (collectively, the "**Applications**") with the U.S. Securities and Exchange Commission ("**SEC**") seeking registration of two national securities exchanges, EDGA Exchange, Inc. and EDGX Exchange, Inc. (each a "**DE Exchange**"), under Section 6 of the Securities Exchange Act of 1934, as amended ("**Exchange Act**");

WHEREAS, in connection with the approval by the SEC of the Applications, the Corporation is required to make certain resolutions with respect to the ongoing activities of each DE Exchange in the same manner and extent as the ISE Resolutions;

WHEREAS, the Corporation and the members of this [Board of Directors/Executive Board] hereby desire to supplement the ISE Resolutions so that the ISE Resolutions apply to each DE Exchange, in the same manner and to the same extent as the ISE Resolutions apply to ISE;

WHEREAS, ISE Resolutions continue to remain in full force and effect and shall not be limited in any way by supplementing the ISE Resolutions pursuant to these resolutions (this "**Addendum**"); and

WHEREAS, the Corporation and the members of this [Board of Directors/Executive Board] hereby acknowledge that the resolutions made in this Addendum are made specifically in connection with the Applications (and the Corporation's indirect ownership and voting interests in each DE Exchange) and the ongoing activities of each DE Exchange and are not intended to limit any duty or obligation of any Person[2], under law or otherwise.

NOW, THEREFORE, IT IS HEREBY RESOLVED THAT:

---

1 See Securities and Exchange Commission Release No. 56955 (December 13, 2007), 72 FR 71979 (December 19, 2007) (SR-ISE-2007-101).

2 As used in these resolutions, the term "**Person**" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

(1) The ISE Resolutions, which shall remain in full force and effect, are hereby incorporated by reference herein, in their entirety[3];

(2) The ISE Resolutions are hereby supplemented to apply to each DE Exchange in the same manner and to the same extent as the ISE Resolutions apply to ISE. In that regard:

(a) The Corporation hereby agrees to the provisions in resolutions 1-6 (inclusive), resolution 9, and resolution 10 of the ISE Resolutions, except that any reference to ISE, LLC shall be read to reference each DE Exchange;

(b) Each member of this [Board of Directors/Executive Board] hereby agrees, and the Corporation shall take reasonable steps necessary to cause each person who becomes a member of this [Board of Directors/Executive Board] after the date of these resolutions to agree, in writing to the provisions in resolutions 7(a)-7(f) (inclusive) of the ISE Resolutions, except that any reference to ISE, LLC shall be read to reference each DE Exchange; and

(c) The Corporation shall take reasonable steps necessary to cause each of its officers and employees who are involved in the activities of a DE Exchange to agree, in writing to the provisions in resolutions 8(a)-8(e) (inclusive) of the ISE Resolutions, except that any reference to ISE, LLC shall be read to reference each DE Exchange.

(3) Notwithstanding any provision of the foregoing resolutions or the ISE Resolutions, before: (a) any amendment to or repeal of any provision of this or any of the foregoing resolutions or the ISE Resolutions; or (b) any action by the Corporation that would have the effect of amending or repealing any provision of this or any of the foregoing resolutions or the ISE Resolutions shall be effective, the same shall be submitted to the board of directors of each DE Exchange, and if the same must be filed with, or filed with and approved by, the SEC before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

---

[3] It being understood that any references to the Swiss Federal Banking Commission ("SFBC") are to be read in reference to its regulatory successor, the Swiss Financial Market Supervisory Authority ("FINMA"), as from January 1, 2009.

Annex A

FORM OF SWISS PARENT CORPORATION RESOLUTIONS

WHEREAS, the [Corporation's subsidiary, Eurex Frankfurt AG ("**Eurex Frankfurt**")] [Corporation's indirect subsidiary, Eurex Frankfurt AG ("**Eurex Frankfurt**")] is a party to that certain Agreement and Plan of Merger dated as of April 30, 2007 (the "**Merger Agreement**") among Eurex Frankfurt, Ivan Acquisition Co. (the "**Merger Sub**") and International Securities Exchange Holdings, Inc. ("**ISE Holdings**"), pursuant to which the parties thereto have agreed to the merger of the Merger Sub with and into ISE Holdings on the terms and subject to the conditions set forth in the Merger Agreement ("**Merger**"), as a result of which Merger the sole stockholder of ISE Holdings will be U.S. Exchange Holdings, Inc., a wholly-owned subsidiary of Eurex Frankfurt;

WHEREAS, ISE Holdings is the sole member of International Securities Exchange, LLC ("**ISE, LLC**"), which is registered with the U.S. Securities and Exchange Commission ("**SEC**") as a national securities exchange;

WHEREAS, ISE Holdings is subject to Ownership Limits and Voting Limits, as such terms are defined in Article FOURTH, Section III of the Certificate of Incorporation of ISE Holdings;

WHEREAS, the completion of the Merger is subject to approval by the SEC of a proposed rule change filed by ISE, LLC (the "**Rule Filing**") under Section 19 of the U.S. Securities Exchange Act of 1934 ("**Exchange Act**");

WHEREAS, the Corporation is required to make certain resolutions in connection with the Merger that will become part of the Rule Filing and will be subject to SEC approval under Section 19 of the Exchange Act; and

WHEREAS, the Corporation and the members of this [Board of Directors/Executive Board] hereby acknowledge that said resolutions are made specifically in connection with the Merger and the ongoing activities of ISE, LLC and are not intended to limit any duty or obligation of any Person (as defined in paragraph (4) below), under law or otherwise;

NOW, THEREFORE, IT IS HEREBY RESOLVED THAT:

(1) The Corporation shall, in connection with its involvement in the activities of ISE, LLC, comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate: (a) with the SEC; and (b) with ISE, LLC pursuant to, and to the extent of, ISE, LLC's regulatory authority. Where necessitated by Swiss law, the Corporation shall provide information related to the activities of ISE, LLC, including books and records of the Corporation related to the activities of ISE, LLC, to the SEC promptly, through the Swiss Federal Banking Commission ("SFBC"). Oral exchanges between the Corporation and the SEC related to the activities of ISE, LLC shall include the participation of the SFBC, where necessitated by Swiss law. These procedures collectively shall be referred to as the "SFBC procedure."

(2) The Corporation shall, to the extent that it is involved in the activities of ISE, LLC, be deemed to irrevocably submit to the jurisdiction of the United States federal courts and the SEC for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the activities of ISE, LLC (and shall be deemed to agree that ISE Holdings may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding), and shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it is not personally subject to the jurisdiction of the SEC, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency.

(3) For so long as the Corporation shall directly or indirectly control ISE, LLC: (a) the books, records, officers, directors (or equivalent) and employees of the Corporation shall be deemed to be the books, records, officers, directors and employees of ISE, LLC for purposes of and subject to oversight pursuant to the U.S. Securities Exchange Act of 1934 ("**Exchange Act**") to the extent that such books and records are related to, or such officers, directors (or equivalent) and employees are involved in, the activities of ISE, LLC; and (b) the Corporation's books and records related to the activities of ISE, LLC shall at all times be made available for inspection and copying by the SEC and ISE, LLC subject, where necessitated by Swiss law, to the SFBC procedure.

(4) The Corporation shall take reasonable steps necessary to cause ISE Holdings to be in compliance with the Ownership Limits and the Voting Limits. For so long as the Corporation shall directly or indirectly control ISE, LLC, if any Person, at any time, either alone or together with its related persons, owns (whether by acquisition or by a change in the number of shares outstanding), of record or beneficially, all as would be determined under Section 20 of the Swiss Federal Act on Stock Exchanges and Securities Trading and Section 9 of the Swiss Federal Banking Commission's Ordinance on Stock Exchanges and Securities Trading, each as may be amended from time to time, whether directly or indirectly, 20%, 33 ⅓%, 45%, 50%, or 66 ⅔ or more of the then-outstanding shares of stock in the Corporation entitled to vote on any matter, the Corporation shall, as soon as practicable, give written notice of such ownership to the board of directors of ISE, LLC and to ISE Trust, a statutory trust formed under the laws of the State of Delaware of the United States of America, as provided in that certain Trust Agreement, dated as of [•], 2007, among U.S. Exchange Holdings, Inc., ISE Holdings, Inc., [•], as Delaware Trustee, [•], as Trustee, [•], as Trustee and [•], as Trustee, which notice shall state: (a) such Person's full legal name; (b) such Person's title or status and the date on which such title or status was acquired; (c) such Person's approximate ownership interest in the Corporation; and (d) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise. As used in these resolutions, the term "**Person**" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

(5) The Corporation shall, to the extent it is involved in the activities of ISE, LLC, give due regard to the preservation of the independence of the self-regulatory function of ISE, LLC and to its obligations to investors and the general public, and shall not take any actions that would

interfere with the effectuation of any decisions by the board of directors of ISE, LLC relating to its regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of ISE, LLC to carry out its responsibilities under the Exchange Act.

(6) To the fullest extent permitted by applicable law, all confidential information that shall come into the possession of the Corporation pertaining to the self-regulatory function of ISE, LLC (including but not limited to confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of ISE, LLC shall: (a) not be made available to any Persons other than to those officers, directors (or equivalent), employees and agents of the Corporation that have a reasonable need to know the contents thereof; (b) be retained in confidence by the Corporation and the officers, directors (or equivalent), employees, and agents of the Corporation; and (c) not be used for any commercial purposes, *provided, however*, that nothing in these resolutions shall be interpreted so as to limit or impede: (i) the rights of the SEC or ISE, LLC to have access to and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder; or (ii) the ability of any officers, directors, employees, or agents of the Corporation to disclose such confidential information to the SEC or ISE, LLC subject, where necessitated by Swiss law, to the SFBC procedure.

(7) Each member of this [Board of Directors/Executive Board] hereby agrees, and the Corporation shall take reasonable steps necessary to cause each person who becomes a member of this [Board of Directors/Executive Board] after the date of these resolutions to agree, in writing:

(a) that, in discharging his or her responsibilities as a member of this [Board of Directors/Executive Board], such member shall, in connection with such member's involvement in the activities of ISE, LLC: (i) comply with the U.S. federal securities laws and the rules and regulations thereunder; and (ii) cooperate (A) with the SEC, and (B) with ISE, LLC pursuant to, and to the extent of, ISE, LLC's regulatory authority. Where necessitated by Swiss law, such member shall provide information related to the activities of ISE, LLC pursuant to the SFBC procedure;

(b) to irrevocably submit to the jurisdiction of the United States federal courts and the SEC for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the activities of ISE, LLC, to the extent such member is involved in the activities of ISE, LLC, and that ISE Holdings may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding, and such member waives, and agrees not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that such member is not personally subject to the jurisdiction of the SEC, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency;

(c) that such member is deemed to be a director of ISE, LLC for purposes of and subject to oversight pursuant to the Exchange Act to the extent that such member is involved in the activities of ISE, LLC;

(d) to give due regard to the preservation of the independence of the self-regulatory function of ISE, LLC and to its obligations to investors and the general public, and not to take any actions that would interfere with the effectuation of any decisions by the board of directors of ISE, LLC relating to its regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of ISE, LLC to carry out its responsibilities under the Exchange Act;

(e) that, to the fullest extent permitted by applicable law, all confidential information that shall come into the possession of such member pertaining to the self-regulatory function of ISE, LLC (including but not limited to confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of ISE, LLC shall: (a) not be made available to any Persons other than to those officers, directors (or equivalent), employees and agents of the Corporation that have a reasonable need to know the contents thereof; (b) be retained in confidence by such member; and (c) not be used by such member for any commercial purposes, *provided, however*, that nothing in these resolutions shall be interpreted so as to limit or impede: (i) the rights of the SEC or ISE, LLC to have access to and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder; or (ii) the ability of such member to disclose such confidential information to the SEC or ISE, LLC subject, where necessitated by Swiss law, to the SFBC procedure; and

(f) that, in discharging his or her responsibilities as a member of this [Board of Directors/Executive Board], to the extent such member is involved in the activities of ISE, LLC and to the fullest extent permitted by applicable law, such member will take into consideration the effect that the Corporation's actions would have on the ability of:

(i) ISE, LLC to carry out its responsibilities under the Exchange Act; and

(ii) ISE, LLC and the Corporation: (A) to engage in conduct that fosters and does not interfere with the ability of ISE, LLC and the Corporation to prevent fraudulent and manipulative acts and practices in the securities markets; (B) to promote just and equitable principles of trade in the securities markets; (C) to foster cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; (D) to remove impediments to and perfect the mechanisms of a free and open market in securities and a U.S. national securities market system; and (E) in general, to protect investors and the public interest.

(8) The Corporation shall take reasonable steps necessary to cause each of its officers and employees who are involved in the activities of ISE, LLC to agree, in writing:

(a) that, in discharging such officer's or employee's responsibilities as an officer or employee of the Corporation, in connection with such officer's or employee's involvement in the activities of ISE, LLC, such officer or employee will: (i) comply with the U.S. federal securities laws and the rules and regulations thereunder; and (ii) cooperate (A) with the SEC, and (B) with ISE, LLC pursuant to, and to the extent of, ISE, LLC's regulatory authority. Where necessitated by Swiss law, such officer or employee shall provide information related to the activities of ISE, LLC pursuant to the SFBC procedure;

(b) to irrevocably submit to the jurisdiction of the United States federal courts and the SEC for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the activities of ISE, LLC to the extent that such officer or employee is involved in the activities of ISE, LLC, and that ISE Holdings may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding, and that such officer or employee waives, and agrees not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that such officer or employee is not personally subject to the jurisdiction of the SEC, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency;

(c) that such officer or employee is deemed to be an officer or employee of ISE, LLC for purposes of and subject to oversight pursuant to the Exchange Act to the extent that such officer or employee is involved in the activities of ISE, LLC;

(d) to give due regard to the preservation of the independence of the self-regulatory function of ISE, LLC and to its obligations to investors and the general public, and not to take any actions that would interfere with the effectuation of any decisions by the board of directors of ISE, LLC relating to its regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of ISE, LLC to carry out its responsibilities under the Exchange Act; and

(e) that, to the fullest extent permitted by applicable law, all confidential information that shall come into the possession of such officer or employee pertaining to the self-regulatory function of ISE, LLC (including but not limited to confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of ISE, LLC shall: (a) not be made available to any Persons other than to those officers, directors (or equivalent), employees and agents of the Corporation that have a reasonable need to know the contents thereof; (b) be retained in confidence by such officer or employee; and (c) not be used by such officer or employee for any commercial purposes, *provided, however*, that nothing in these resolutions shall be interpreted so as to limit or impede: (i) the rights of the SEC or ISE, LLC to have access to and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder; or (ii) the ability of such officer or employee to disclose such confidential information to the SEC or ISE, LLC subject, where necessitated by Swiss law, to the SFBC procedure.

(9) The Corporation shall take reasonable steps to cause each of its agents that is involved in the activities of ISE, LLC and could come into the possession of any confidential information pertaining to the self-regulatory function of ISE, LLC (including but not limited to confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of ISE, LLC to agree that, to the fullest extent permitted by applicable law, all such confidential information shall: (a) not be made available to any Persons other than to those officers, directors (or equivalent), employees and agents of the Corporation that have a reasonable need to know the contents thereof; (b) be retained in confidence by such agent; and (c) not be used by such agent for any commercial purposes, *provided, however*, that nothing in these resolutions shall be interpreted so as to limit or impede: (i) the rights of the SEC

or ISE, LLC to have access to and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder; or (ii) the ability of such agent to disclose such confidential information to the SEC or ISE, LLC subject, where necessitated by Swiss law, to the SFBC procedure.

(10) The Corporation shall take reasonable steps necessary to cause its agents that are involved in the activities of ISE, LLC to coöperate: (a) with the SEC; and (b), where applicable, ISE, LLC pursuant to its regulatory authority.

(11) Notwithstanding any provision of the foregoing resolutions, before: (a) any amendment to or repeal of any provision of this or any of the foregoing resolutions; or (b) any action by the Corporation that would have the effect of amending or repealing any provision of this or any of the foregoing resolutions shall be effective, the same shall be submitted to the board of directors of ISE, LLC, and if the same must be filed with, or filed with and approved by, the SEC before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

Exhibit B - EDGA Proposed A&R Trust Agreement

AMENDED AND RESTATED TRUST AGREEMENT

DATED AS OF

[ ], 2009

AMONG

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.,

U.S. EXCHANGE HOLDINGS, INC.,

WILMINGTON TRUST COMPANY, AS DELAWARE TRUSTEE,

SHARON BROWN-HRUSKA, AS TRUSTEE,

ROBERT SCHWARTZ, AS TRUSTEE

AND

HEINZ ZIMMERMANN, AS TRUSTEE

TABLE OF CONTENTS

Page

TABLE OF CONTENTS
(continued)

AMENDED AND RESTATED TRUST AGREEMENT

This AMENDED AND RESTATED TRUST AGREEMENT is dated as of [ ], 2009 (this "**Agreement**") among International Securities Exchange Holdings, Inc., a Delaware corporation ("**ISE Holdings**"), U.S. Exchange Holdings, Inc., a Delaware Corporation (the "**Trust Beneficiary**"), Wilmington Trust Company, as Delaware trustee, and Sharon Brown-Hruska, Robert Schwartz and Heinz Zimmermann, as trustees.

RECITALS

WHEREAS, on December 19, 2007, the Trust Beneficiary, a wholly-owned subsidiary of Eurex Frankfurt AG ("Eurex Frankfurt"), became the sole stockholder of ISE Holdings pursuant to that certain Agreement and Plan of Merger dated as of April 30, 2007, among Eurex Frankfurt, Ivan Acquisition Co. and ISE Holdings;

WHEREAS, ISE Holdings, the Trust Beneficiary, the Delaware Trustee, and the Board of Trustees (as such term is defined below) have previously entered into the Trust Agreement dated as of December 19, 2007 (the "**Trust Agreement**"), for the purpose of forming a statutory trust (the "**Trust**") under and pursuant to the provisions of the Delaware Statutory Trust Act, 12 Del. C. §§ 3801 *et seq.* (the "**Delaware Act**");

WHEREAS, the Trust Beneficiary, as of the date of the Trust Agreement owned, and as of the date hereof continues to own, 100% of the Voting Shares (as such term is defined below);

WHEREAS, the Trust Beneficiary, by execution of the Trust Agreement on December 19, 2007, granted the Trust an option to call Voting Shares as provided in Section 4.2 below (the "Call Option");

WHEREAS, on December 19, 2007, the parties hereto established the independent Trust and granted to it, subject to the terms and conditions of the Trust Agreement, the powers set forth therein in the event that such action was needed to effectively mitigate the effects of a breach of an Ownership Limit or a Voting Limit or to address a Material Compliance Event (as such terms are defined below);

WHEREAS, the Trust and the Board of Trustees (as such term is defined below) shall perform their duties and exercise their rights and powers independently in accordance with their duties and obligations set forth in this Agreement;

WHEREAS, ISE Holdings is a party to that certain Transaction Agreement dated as of August 22, 2008, by and among, among others, ISE Stock Exchange, LLC, a Delaware limited liability company and direct subsidiary of ISE Holdings, Direct Edge Holdings LLC, a Delaware limited liability company ("**Direct Edge**"), and Maple Merger Sub, LLC, a Delaware limited liability company and direct wholly owned subsidiary of Direct Edge ("**Merger Sub**"), pursuant to which ISE Stock Exchange, LLC merged with and into Merger Sub with Merger Sub surviving the merger, and ISE Holdings became a member of Direct Edge and Direct Edge became the sole member of Merger Sub (the "**Transaction**");

WHEREAS, in connection with the Transaction, Direct Edge has filed with the SEC (as such term is defined below) a Form 1 for each of EDGA Exchange, Inc., a Delaware corporation wholly owned by Direct Edge ("**EDGA Exchange**"), and EDGX Exchange, Inc., a Delaware corporation wholly owned by Direct Edge ("**EDGX Exchange,**" and together with EDGA Exchange, the "**Direct Edge Exchanges**"), to register each Direct Edge Exchange as a national securities exchange;

WHEREAS, in connection with the Transaction, ISE Holdings amended and restated its Certificate of Incorporation (as such term is defined below) and Bylaws to provide that for so long as ISE Holdings directly or indirectly controls one or more national securities exchange, ISE Holdings shall be subject to the Ownership Limit and Voting Limit; and

WHEREAS, the parties hereto desire to amend the terms of and restate the Trust Agreement to reflect ISE Holdings' indirect ownership of the Direct Edge Exchanges and any hereinafter acquired ownership of a Controlled National Securities Exchange;

NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I
DEFINITIONS; CONSTRUCTION

Section 1.1 **Definitions.**

"**Affiliate**" or "**Affiliated**" has the meaning given to that term in Rule 405 of the Securities Act, or any successor rule thereunder.

"**Affected Affiliate**" means any one or more of Eurex Frankfurt AG, Eurex Zürich AG, Deutsche Börse AG, SIX Swiss Exchange AG (as successor-in-interest to SWX Swiss Exchange AG), SIX Group AG (as successor-in-interest to SWX Group AG), and any Affiliate of the Trust Beneficiary that, at any time, controls a Controlled National Securities Exchange, directly or indirectly.

"**Agreement**" has the meaning set forth in the preamble hereto.

"**Board of Trustees**" has the meaning set forth in Section 3.2(a).

"**Call Option**" means the option granted by the Trust Beneficiary to the Trust to call the Voting Shares as set forth in Section 4.2.

"**Cause**" means, in relation to any Trustee, any of the following: (a) a breach of the duties of the Trustee set forth herein or under the Delaware Act; (b) any misconduct, fraud, misappropriation or embezzlement by the Trustee; or (c) the incapacity to perform the duties set fort herein or under the Delaware Act as a result of insanity, disability or incompetency (determined by a court of competent jurisdiction or a competent Governmental Entity).

"**Certificate of Incorporation**" means the Amended and Restated Certificate of Incorporation of ISE Holdings.

"**Confidential Information**" has the meaning set forth in Section 6.1.

"**Controlled National Securities Exchange**" means a national securities exchange controlled, directly or indirectly, by ISE Holdings, including but not limited to, the ISE Exchange, EDGA Exchange, EDGX Exchange, or facility thereof.

"**Covered Claim**" has the meaning set forth in Section 8.4(a).

"**Cure Period**" has the meaning set forth in Section 4.2(c).

"**Delaware Act**" has the meaning set forth in the preamble hereto.

"**Delaware Courts**" has the meaning set forth in Section 8.4(a).

"**Delaware Trustee**" has the meaning set forth in Section 3.3(a).

"**Deposited Shares**" has the meaning set forth in Section 4.2(g).

"**Direct Edge**" has the meaning set forth in the recitals hereto.

"**Direct Edge Exchanges**" has the meaning set forth in the recitals hereto.

"**Eligibility Requirements**" has the meaning set forth in Section 3.2(a).

"**Excess Shares**" has the meaning set forth in Article FOURTH, Section III, subparagraph (c) of the Certificate of Incorporation of ISE Holdings.

"**Exchange**" has the meaning set forth in Section 3(a)(1) of the Exchange Act.

"**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"**Executive Officer**" has the meaning set forth in Rule 3b-7 under the Exchange Act.

"**Federal Courts**" has the meaning set forth in Section 8.4(a).

"**Government Entity**" means any national or local government, governmental or regulatory authority, agency, commission, body or other governmental or regulatory entity.

"**Immediate Family Member**" means a Person's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares such Person's home.

"**Indemnified Person**" has the meaning set forth in Section 7.3

"**Initial Trustees**" has the meaning set forth in Section 3.4(a).

"**ISE Exchange**" means International Securities Exchange, LLC, a Delaware limited liability company.

"**ISE Holdings**" has the meaning set forth in the preamble hereto.

"**ISE Holdings Board**" has the meaning set forth in Section 3.2(b).

"**Material Compliance Event**" means, with respect to an Affected Affiliate, any state of facts, development, event, circumstance, condition, occurrence or effect that results in the failure of any of the Affected Affiliates to adhere to their respective commitments under the Resolutions in any material respect.

"**Merger Sub**" has the meaning set forth in the recitals hereto.

"**Ownership Limit**" has the meaning set forth in Article FOURTH, Section III, subparagraph (a)(i) of the Certificate of Incorporation of ISE Holdings.

"**Ownership Percentage**" has the meaning set forth in Article FOURTH, Section III, subparagraph (a)(i)(E) of the Certificate of Incorporation of ISE Holdings.

"**Person**" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, government or any agency or political subdivision thereof, or any other entity of any kind or nature.

"**Resolutions**" means, with respect to any Affected Affiliate, the resolutions and consents adopted, or to be adopted, by such Affected Affiliate in connection with such Affected Affiliate's ownership interest or voting interest in a Controlled National Securities Exchange.

"**Sale**" has the meaning set forth in Section 4.3(a).

"**SEC**" means the U.S. Securities and Exchange Commission.

"**Securities Act**" means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

"**Subsidiary**" means, with respect to any Person, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by such Person or by one or more of the Subsidiaries of such Person.

"**Successor Delaware Trustee**" has the meaning set forth in Section 3.3(f).

"**Transaction**" has the meaning set forth in the recitals hereto.

"**Trust**" has the meaning set forth in the preamble hereto.

"**Trust Beneficiary**" has the meaning set forth in the preamble hereto.

"**Trust Property**" means all estate, right, title and interest acquired by the Trust pursuant to this Agreement (including any Trust Shares), whether held directly or indirectly (including through any corporation or other Subsidiary), as the same may be added to or changed from time to time following the acquisition thereof.

"**Trust Purposes**" has the meaning set forth in Section 2.3.

"**Trust Shares**" means either Excess Shares or Deposited Shares, or both, as the case may be.

"**Trustee**" means each member of the Board of Trustees (excluding, for the avoidance of doubt, the Delaware Trustee).

"**Voting Control Percentage**" has the meaning set forth in Article FOURTH, Section III, subparagraph (b)(iii) of the Certificate of Incorporation of ISE Holdings.

"**Voting Limit**" has the meaning set forth in Article FOURTH, Section III, subparagraph (b) of the Certificate of Incorporation of ISE Holdings.

"**Voting Shares**" has the meaning set forth in Article FOURTH, Section III, subparagraph (a)(i) of the Certificate of Incorporation of ISE Holdings.

Section 1.2 **Construction**.

(a) For the purposes of this Agreement, except as otherwise expressly provided herein or unless the context otherwise requires: (a) words using the singular or plural number also include the plural or singular number, respectively, and the use of any gender herein shall be deemed to include the other genders; (b) references herein to "Articles", "Sections", "subsections" and other subdivisions, and to Exhibits, Schedules, Annexes and other attachments, without reference to a document are to the specified Articles, Sections, subsections and other subdivisions of, and Exhibits, Schedules, Annexes and other attachments to, this Agreement; (c) a reference to a subsection or other subdivision without further reference to a Section is a reference to such subsection or subdivision as contained in the same Section in which the reference appears; (d) the words "herein", "hereof", "hereunder", "hereby" and other words of similar import refer to this Agreement as a whole and not to any particular provision; (e) the words "include", "includes" and "including" are deemed to be followed by the phrase "without limitation"; and (f) all accounting terms used and not expressly defined herein have the respective meanings given to them under U.S. generally accepted accounting principles.

(b) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II
THE TRUST

Section 2.1 **Name.** The name of the Trust shall be the International Securities Exchange Trust (the "**ISE Trust**").

Section 2.2 **Offices.** The address of the principal offices of the Trust on the date of execution of this Agreement is ISE Trust, c/o International Securities Exchange Holdings, Inc., 60 Broad Street, New York, NY 10004.

Section 2.3 **Purposes.**

(a) The purposes of the Trust (the "**Trust Purposes**") are to:

(i) accept, hold and dispose of Trust Shares on the terms and subject to the conditions set forth herein,

(ii) determine whether a Material Compliance Event has occurred or is continuing;

(iii) determine whether the occurrence and continuation of a Material Compliance Event requires the exercise of the Call Option; and

(iv) transfer Deposited Shares from the Trust to the Trust Beneficiary as provided in Section 4.2(h) below.

(b) In carrying out the Trust Purposes: (i) in performing their obligations with respect to voting any Trust Shares as described in Article IV, the duty of the Trust and the Trustees shall be to act in the public interests of the markets operated by each Controlled National Securities Exchange; (ii) in performing their obligations relating to distributions paid to the Trust with respect to Trust Shares and Sales, the duty of the Trust and the Trustees shall be as set forth in the proviso set forth in the first sentence of Section 4.3(a); and (iii) in all other circumstances, the duty of the Trust and the Trustees shall be to act in the best interests of ISE Holdings. In the event of any conflict between the duties of the Trust and the Trustees referred to in clauses (i), (ii), and (iii) of the immediately preceding sentence, the duties referred to in such clause (i) shall prevail. Notwithstanding anything to the contrary, neither the Trustees nor the Delaware Trustee shall, on behalf of the Trust, enter into or engage in any profit-making trade or business, and neither the Trustees nor the Delaware Trustee shall have any power to take, and none of them shall take, any actions hereunder other than such as are reasonably necessary and incidental to the achievement of the Trust Purposes.

Section 2.4 **Beneficial Owner**. The beneficial owner (as that term is used in the Delaware Act) of the Trust shall be ISE Holdings and the beneficial owner of any Trust Property shall be ISE Holdings; *provided, however*, that to the extent that any Trust Shares are transferred to the Trust pursuant to Article IV, such shares shall be held for the benefit of the Trust Beneficiary.

Section 2.5 **Certificate of Trust**. The certificate of trust was filed in the Office of the Secretary of State of Delaware in accordance with the applicable provisions of the Delaware Act on December 19, 2007.

Section 2.6 **Duration.**

(a) The term of the Trust shall be perpetual; *provided, however*, that the Trust shall be dissolved and its affairs wound up in the event that ISE Holdings no longer controls, directly or indirectly, a Controlled National Securities Exchange.

(b) In the event that the Trust is dissolved pursuant to Section (a), the Trustees shall wind up the affairs of the Trust in accordance with Section 3808 of the Delaware Act.

(c) Upon completion of the winding up of the Trust, the Trustees shall file a certificate of cancellation with the Secretary of State of Delaware terminating the Trust, which certificate of cancellation may be signed by any Trustee, and this Agreement shall terminate and be of no further force and effect; *provided, however*, that the provisions of Section 6.1 and Section 6.2 shall survive any such termination for period of ten years.

ARTICLE III
TRUSTEES

Section 3.1 **Authority**. Except as specifically provided in this Agreement, the Trustees shall have exclusive and complete authority to carry out the Trust Purposes, and shall have no duties or powers except as set forth in this Agreement and applicable law. The Delaware Trustee shall have no duties or powers except as set forth in Section 3.3. Any action taken by the Board of Trustees in accordance with the terms of this Agreement shall constitute the act of and serve to bind the Trust. In dealing with the Trustees acting on behalf of the Trust, no Person shall be required to inquire into the authority of the Trustees to bind the Trust. Persons dealing with the Trust shall be entitled to rely conclusively on the power and authority of the Trustees as set forth in this Agreement.

Section 3.2 **Number and Certain Qualifications of Trustees.**

(a) Except to the extent that there shall be one or more vacancies on the Board of Trustees, there shall be at all times three Trustees, who, together, shall constitute the "**Board of Trustees**", and who shall satisfy the eligibility requirements set forth in the following sentence (the "**Eligibility Requirements**"). A Person may serve as a Trustee only if such Person:

(i) is not subject to any statutory disqualification as defined in Section 3(a)(39) of the Exchange Act;

(ii) is of high repute and has experience and expertise in, or knowledge of, the securities industry, regulation and/or corporate governance;

(iii) is independent of ISE Holdings, the Trust Beneficiary, and any Affiliate of ISE Holdings or the Trust Beneficiary, *provided*, that:

(A) a Person shall be independent for purposes of this paragraph (iii) only if the Person does not have any material relationships with ISE Holdings, the Trust Beneficiary, or any Affiliate of ISE Holdings or the Trust Beneficiary; and

(B) a Person is not independent for purposes of this paragraph (iii):

(1) if the Person is an officer, director (or equivalent), or employee of a broker or dealer or has served in any such capacity at any time within the prior three years;

(2) if the Person has an Immediate Family Member who is, or within the last three years was, an Executive Officer (or equivalent) of a broker or dealer;

(3) if the Person has, within the last three years, received from any broker or dealer more than $100,000 per year in direct compensation, or received from brokers or dealers in the aggregate an amount of direct compensation which in any one year is more than 10 percent of the Person's annual gross income for such year, excluding in each case director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(4) if the Person is affiliated, directly or indirectly, with a broker or dealer;

(5) if the Person, or an Immediate Family Member of the Person, is, or within the last three years was, a member (or equivalent) of a U.S. or non-U.S. Exchange that is owned or operated by ISE Holdings, the Trust Beneficiary, or any Affiliate of ISE Holdings or the Trust Beneficiary, or is affiliated, directly or indirectly, with such a member (or equivalent).

(6) if the Person, or an Immediate Family Member of the Person, is a director (or equivalent) of, has a consulting or employment relationship

with, or has provided professional services to ISE Holdings, the Trust Beneficiary, or any Affiliate of ISE Holdings or the Trust Beneficiary or has served in such capacity, had any such relationship, or provided any such services to ISE Holdings, the Trust Beneficiary, or any Affiliate of ISE Holdings or the Trust Beneficiary within the prior three years;

(7) if the Person, or an Immediate Family Member of the Person, receives more than $100,000 per year in direct compensation from ISE Holdings, the Trust Beneficiary, or any Affiliate of ISE Holdings or the Trust Beneficiary, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), until three years after he or she ceases to receive more than $100,000 per year in such compensation;

(8) if the Person, or an Immediate Family Member of the Person, is affiliated with, employed in a professional capacity by, or a partner of a present or former internal or external auditor of ISE Holdings, the Trust Beneficiary, or any Affiliate of ISE Holdings or the Trust Beneficiary, until three years after the end of the affiliation or the employment or auditing relationship;

(9) if the Person, or an Immediate Family Member of the Person, is employed as an Executive Officer (or equivalent) of a company where any of the present Executive Officers (or equivalent) of ISE Holdings, the Trust Beneficiary, or any Affiliate of ISE Holdings or the Trust Beneficiary serve on that company's compensation committee, until three years after the end of such service or the employment relationship.

(10) if the Person, or an Immediate Family Member of the Person, is an Executive Officer (or equivalent) or an employee of a company that makes payments to, or receives payments from, ISE Holdings, the Trust Beneficiary, or any Affiliate of ISE Holdings or the Trust Beneficiary, for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues, until three years after falling below such threshold; or

(11) if the Person is an Executive Officer (or equivalent) of an issuer of securities listed on a U.S. or non-U.S. Exchange that is owned or operated by ISE Holdings, the Trust Beneficiary, or any Affiliate of ISE Holdings or the Trust Beneficiary; and

(iv) is independent to such a degree that the Trustee can be entrusted to resist undue pressures.

(b) The board of directors of ISE Holdings (the "**ISE Holdings Board**") shall determine whether a Person satisfies the Eligibility Requirements. Each Person to be nominated or appointed by the ISE Holdings Board to serve as a Trustee must not be unacceptable to the Staff of the SEC. In determining whether a Person is independent under the Eligibility Requirements, the ISE Holdings Board shall consider:

(i) a Person's relationships and interests not only from the standpoint of the Person, but also from the standpoint of other Persons with which such Person is Affiliated or associated; and

(ii) the special responsibilities of a Trustee in light of the fact that Trust Shares would represent ownership in an entity that controls an entity that is a U.S. self-regulatory organization and a U.S. national securities exchange subject to the supervision of the SEC.

(c) The ISE Holdings Board shall make an independence determination with respect to each Trustee upon the Trustee's nomination or appointment to serve as a Trustee and thereafter at such times as the ISE Holdings Board considers advisable in light of the Trustee's circumstances, but in any event not less frequently than annually. Any Trustee whom the ISE Holdings Board determines not to be independent under the Eligibility Requirements shall be deemed to have tendered his or her resignation for consideration by the ISE Holdings Board.

Section 3.3 **Delaware Trustee.**

(a) If required by the Delaware Act, one trustee (the "**Delaware Trustee**") shall be: (i) a natural person who is a resident of the State of Delaware; or (ii) if not a natural person, an entity which has its principal place of business in the State of Delaware, and otherwise meets the requirements of applicable law, including Section 3807 of the Delaware Act.

(b) The Delaware Trustee shall be either a natural person who is at least 21 years of age or a legal entity that shall act through one or more authorized officers.

(c) The initial Delaware Trustee shall be Wilmington Trust Company, whose offices are located at Rodney Square North, 1100 N. Market Street, Wilmington, Delaware 19890, Attn: Corporate Trust Administration.

(d) Notwithstanding any other provision of this Agreement, the Delaware Trustee shall not be entitled to exercise any powers, nor shall the Delaware Trustee have any of the duties and responsibilities, of any of the Trustees described in this Agreement and the Delaware Trustee shall be a trustee for the sole and limited purpose of fulfilling the requirements of Section 3807 of the Delaware Act.

(e) No resignation or removal of the Delaware Trustee and no appointment of a Successor Delaware Trustee pursuant to this Agreement shall become effective until the acceptance of appointment by the Successor Delaware Trustee in accordance with the applicable requirements of this Article.

(f) Subject to Section 3.3(e), the Delaware Trustee may resign at any time by giving written notice thereof to the Board of Trustees and to the ISE Holdings Board. Such resignation shall be effective upon the appointment of a successor Delaware Trustee (the "**Successor Delaware Trustee**") by the ISE Holdings Board, which appointment shall require that the Successor Delaware Trustee execute an instrument of acceptance required by this Section 3.3. If the instrument of acceptance by the Successor Delaware Trustee required by this

Section 3.3 shall not have been delivered to the resigning Delaware Trustee within 60 days after the giving of such notice of resignation, the resigning Delaware Trustee may petition, at the expense of the Trust, any court of competent jurisdiction for the appointment of a Successor Delaware Trustee. Such court may thereupon, after prescribing such notice, if any, as it may deem proper, appoint the Successor Delaware Trustee.

(g) The Delaware Trustee and each Successor Delaware Trustee may be removed with or without Cause by the ISE Holdings Board by delivery of notification of removal to the Delaware Trustee and to the Board of Trustees. A Delaware Trustee who is a natural person may also be removed by the ISE Holdings Board if such Delaware Trustee becomes incompetent or incapacitated, and shall be deemed removed if such Delaware Trustee dies. In the event of the removal of the Delaware Trustee or any Successor Delaware Trustee or in the event that the Person at any time serving as a Delaware Trustee shall cease to serve in such capacity for any other reason, the ISE Holdings Board shall appoint a Successor Delaware Trustee, which appointment shall require that the Successor Delaware Trustee execute an instrument of acceptance required by this Section 3.3.

(h) In the case of the appointment hereunder of a Successor Delaware Trustee, the retiring Delaware Trustee (except in the case of the death, incompetence or incapacity of a Delaware Trustee who is a natural person) and each Successor Delaware Trustee shall execute and deliver an amendment hereto wherein each Successor Delaware Trustee shall accept such appointment and which shall contain such provisions as shall be necessary or desirable to transfer and confirm to, and to vest in, each Successor Delaware Trustee all the rights, powers, and duties of the retiring Delaware Trustee with respect to the Trust; it being understood that nothing herein or in such amendment shall designate such Delaware Trustee as a Trustee and upon the execution and delivery of such amendment the resignation or removal of the retiring Delaware Trustee shall become effective to the extent provided therein and each such successor Delaware Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, and duties of the retiring Delaware Trustee; but, on request of the Trust or any Successor Delaware Trustee, such retiring Delaware Trustee shall duly assign, transfer and deliver to such Successor Delaware Trustee all property of the Trust, all proceeds thereof and money held by such retiring Delaware Trustee hereunder with respect to the Trust. Upon the appointment of a Successor Delaware Trustee, a Trustee shall file an amendment to the certificate of trust with the Delaware Secretary of State reflecting the name and address of such Successor Delaware Trustee in the State of Delaware.

(i) Any Person into which the Delaware Trustee may be merged or converted, or any Person resulting from any merger, conversion or consolidation to which the Delaware Trustee shall be a party, or any Person succeeding to all or substantially all the corporate trust business of the Delaware Trustee, shall be the successor of the Delaware Trustee hereunder, without the execution or filing of any paper or any further act on the part of any of the parties hereto (other than the filing of an amendment to the certificate of trust if required by the Delaware Act); *provided*, that such Person shall be otherwise qualified and eligible under this Article.

(j) The initial Delaware Trustee represents and warrants to the Trust and each of the other parties at the date of this Agreement, and each Successor Delaware Trustee represents and warrants to the Trust at the time of such Successor Delaware Trustee's acceptance of its appointment as Delaware Trustee, that:

(i) the Delaware Trustee, if other than a natural person, is duly organized, validly existing and in good standing under the laws of the State of Delaware, with power and authority to execute and deliver, and to carry out and perform its obligations under the terms of, this Agreement;

(ii) the Delaware Trustee has been authorized to perform its obligations under this Agreement. This Agreement constitutes a legal, valid and binding obligation of the Delaware Trustee, enforceable against it in accordance with its terms, subject to applicable bankruptcy, reorganization, moratorium, insolvency, and other similar laws affecting creditors' rights generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law); and

(iii) the Delaware Trustee is a natural person who is a resident of the State of Delaware or, if not a natural person, an entity that has its principal place of business in the State of Delaware and, in either case, a Person that satisfies for the Trust the requirements of Section 3807 of the Delaware Act.

Section 3.4 **Appointment of Trustees; Term; Successor Trustees.**

(a) ISE Holdings hereby appoints Sharon Brown-Hruska, Robert Schwartz and Heinz Zimmermann as the initial Trustees (the "**Initial Trustees**"). By countersigning this Agreement, the Initial Trustees confirm their acceptance of their appointment in accordance with the terms hereof.

(b) Each Trustee represents and warrants to the other parties hereto that this Agreement constitutes a legal, valid and binding obligation of such Trustee, enforceable against him or her in accordance with its terms, subject to applicable bankruptcy, reorganization, moratorium, insolvency, and other similar laws affecting creditors' rights generally and to general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c) Subject to Section 3.2(a), all Trustees (other than the Initial Trustees) shall be appointed by the ISE Holdings Board.

(d) The Trustees shall serve for three-year terms. There shall be no limitation to the number of terms that can be served by any Trustee.

(e) Any Trustee may be removed at any time by the ISE Holdings Board for Cause by a written notice delivered to the Board of Trustees; *provided, however*, that ISE Holdings shall provide prior written notice of such removal to the Director of the Division of Trading and Markets of the SEC. In the event that such removal would result in no Trustees being in office, then such removal shall be effective only upon the appointment by the ISE

Holdings Board of a successor Trustee, who shall have the authority to act as a Trustee of the Trust as of such appointment and during the pendency of any regulatory approval of such appointment.

(f) Any Trustee may resign as such by executing an instrument in writing to that effect and delivering that instrument to the ISE Holdings Board, with a copy to the Trust. In the event of a resignation, such Trustee shall promptly: (i) execute and deliver such documents, instruments or other writings as may be reasonably requested by the ISE Holdings Board, to effect the termination of such Trustee's capacity under this Agreement; (ii) deliver, to the remaining Trustees, all assets, documents, instruments, records and other writings related to the Trust as may be in the possession of such Trustee; and (iii) otherwise assist and cooperate in effecting the assumption of such Trustee's obligations and functions by his or her successor Trustee.

(g) Upon the resignation, retirement, removal or incompetency (determined by a court of competent jurisdiction or a competent Government Entity) or death of a Trustee, the ISE Holdings Board shall have the power to appoint a successor Trustee for the remaining portion of such Trustee's current term in office subject to and in accordance with Section 3.2 and this Section 3.4. Such appointment shall specify the date on which such appointment shall be effective. Every successor Trustee appointed hereunder shall execute, acknowledge and deliver to the ISE Holdings Board and the Trust an instrument accepting such appointment and thereupon such successor Trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers and duties of a Trustee.

(h) The resignation, retirement, removal, incompetency (determined by a court of competent jurisdiction or a competent Government Entity) or death of a Trustee shall not operate to dissolve, terminate or annul the Trust. Whenever a vacancy in Trustee shall occur, until such vacancy shall be filled by the appointment of a Trustee in accordance with Section (g), the Trustee or Trustees remaining in office shall have all the powers granted to the Trustees and shall discharge all the duties imposed upon the Trustees by this Agreement.

Section 3.5 **Actions by the Trustees; Meetings of the Board of Trustees.**

(a) Any action of the Trustees shall require the approval of a majority of the Trustees then in office acting at a meeting where there is present or represented a quorum. A quorum shall exist where there is present or represented a majority of the Trustees then in office and in no event less than two Trustees; *provided, however*, that, if there shall be only one Trustee then in office, a quorum shall exist where there is present or represented the sole Trustee then in office. Any action of the Board of Trustees shall be evidenced by a written consent, approval or instruction, executed by the required number of Trustees to approve such action. The Trustees may adopt their own rules and procedure subject to the terms of this Agreement, but may not delegate the authority to act on behalf of the Trust or the Trustees to any Person (except to another Trustee to vote on behalf of the first Trustee pursuant to the instructions of such first Trustee at a meeting of the Board of Trustees).

(b) Meetings of the Board of Trustees may be held from time to time upon the call of any member of the Board of Trustees. Notice of any in-person meetings of the Board of

Trustees shall be hand delivered or otherwise delivered in writing (including by facsimile or e-mail, with a hard copy by overnight mail) not less than five business days before such meeting. Notice of any telephonic meetings of the Board of Trustees shall be hand delivered or otherwise delivered in writing (including by facsimile or e-mail, with a hard copy by overnight mail) not less than 48 hours before a meeting. Notices shall contain a brief statement of the time, place and anticipated purposes of the meeting. Trustees shall be entitled to participate in a meeting of the Board by means of conference telephone or similar communications equipment by means of which all Persons participating in the meeting can hear each other, and participation in a meeting in this manner shall constitute presence in person at such meeting. The presence (whether in person or by telephone) of a member of the Board of Trustees at a meeting shall constitute a waiver of notice of such meeting except where such member of the Board of Trustees attends a meeting for the express purpose of objecting to the transaction of any activity on the ground that the meeting has not been lawfully called or convened. Any member of the Board of Trustees may also waive such notice of in-person or telephonic meetings in writing by hand delivering or otherwise delivering (including by facsimile or e-mail, with a hard copy by overnight mail) such written waiver to all other members of the Board of Trustees.

Section 3.6 **Duties of the Trustees.**

(a) In discharging their duties, the Trustees and the Delaware Trustee shall:

(i) consult reasonably and cooperate in good faith with ISE Holdings, the Trust Beneficiary, each Controlled National Securities Exchange, as applicable, and the SEC, including in connection with any exercise of the remedies described in ARTICLE IV; and

(ii) (A) in performing their obligations with respect to voting any Trust Shares as described in Article IV, act in the public interests of the markets operated by each Controlled National Securities Exchange; (B) in performing their obligations relating to distributions paid to the Trust with respect to Trust Shares and Sales, the duty of the Trust and the Trustees shall be as set forth in the proviso set forth in the first sentence of Section 4.3(a) of this Agreement; and (C) in all other circumstances, act in the best interests of ISE Holdings. In the event of any conflict between the duties of the Trust and the Trustees referred to in clauses (A), (B), and (C) of the immediately preceding sentence, the duties referred to in such clause (A) shall prevail.

(b) The Trustees and the Delaware Trustee need perform only those duties as are specifically set forth in this Agreement and as are contemplated by any other agreement to which the Trustees, the Delaware Trustee or the Trust are a party that was entered into in accordance with the terms of this Agreement, and no others and no implied covenants or obligations shall be read into this Agreement against or for the benefit of the Trustees.

(c) The duties and responsibilities of the Trustees and of the Delaware Trustee shall be as provided by this Agreement and the Delaware Act.

(d) The Trustees and the Delaware Trustee may consult with counsel acceptable to ISE Holdings.

(e) In the absence of a Trustee's or Delaware Trustee's gross negligence, misconduct or bad faith on its part, such Trustee or Delaware Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon notices, certificates or opinions that by any provision of this Agreement are permitted or required to be furnished to such Trustee or Delaware Trustee; *provided,* that such notices, certificates or opinions conform to the requirements of this Agreement. A Trustee or Delaware Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper Person. Such Trustee or Delaware Trustee need not investigate any fact or matter stated in the document.

Section 3.7 **Compensation of Trustees.** Trustees may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the ISE Holdings Board may from time to time determine. The Delaware Trustee shall receive as compensation such fees as agreed in a separate fee agreement.

ARTICLE IV
REMEDIES

Section 4.1 **Exercise of Remedies – Ownership Limits and Voting Limits.**

(a) For so long as ISE Holdings shall control, directly or indirectly, a Controlled National Securities Exchange, in the event that:

(i) any Person's Ownership Percentage exceeds an Ownership Limit; or

(ii) any Person's Voting Control Percentage exceeds a Voting Limit; and

(b) in any such case, such Person's Ownership Percentage or Voting Control Percentage in excess of any of the Ownership Limits or Voting Limits, as applicable, is not waived by the ISE Holdings Board and approved by the SEC in accordance with the Certificate of Incorporation of ISE Holdings; then

(c) the Excess Shares shall be automatically transferred to the Trust pursuant to Article FOURTH, Section III, subparagraph (c) of the Certificate of Incorporation of ISE Holdings; and

(d) the Trust shall accept the contribution of the Excess Shares to the Trust, for the benefit of the Trust Beneficiary.

(e) Nothing in this Agreement shall prohibit the SEC from bringing such matters to the attention of the Trustees as the SEC deems relevant or from providing advice to the Trustees at any time before or after the occurrence of a Person's Ownership Percentage or Voting Control Percentage exceeding any of the Ownership Limits or Voting Limits, as applicable.

(f) The Trust Beneficiary shall have the right to reacquire Excess Shares contributed to the Trust pursuant to this Section 4.1 if and when (a) a Person's Ownership Percentage and Voting Control Percentage no longer exceeds any Ownership Limit or Voting Limit, as applicable, or (b) a Person's Ownership Percentage or Voting Control Percentage in excess of any of the Ownership Limits or Voting Limits, as applicable, is waived by the ISE Holdings Board and approved by the SEC in accordance with the Certificate of Incorporation of ISE Holdings. Neither the Trust Beneficiary nor ISE Holdings shall be obligated to make any payment to the Trust or any other Person as a result of reacquisition of Excess Shares pursuant to this Section 4.1(f).

Section 4.2 **Exercise of Remedies – Material Compliance Event.**

(a) If a Material Compliance Event shall have occurred and continues to be in effect, then, subject to Section 4.2(b), (c), and (d) below, and, if required, approval by the SEC, the Trust shall exercise the Call Option as set forth in Section 4.2(g) below.

(b) Upon becoming aware of facts, developments, events, circumstances, conditions, occurrences or effects that could reasonably be expected to result in the occurrence of a Material Compliance Event, the Board of Trustees shall promptly meet together (either in person or electronically) to commence a review of such facts, developments, events, circumstances, conditions, occurrences or effects and shall, within five (5) business days of such meeting, make a determination of whether or not a Material Compliance Event has occurred.

(c) Promptly after making a determination pursuant to Section 4.2(b) above that a Material Compliance Event has occurred, and prior to any exercise of the Call Option, the Board of Trustees shall provide written notice to the Affected Affiliate or Affiliates of the occurrence of the Material Compliance Event, which notice shall provide for sixty (60) calendar days in which to address the Material Compliance Event (such period of time, the "**Cure Period**"), and shall provide a copy of such notice to the SEC.

(d) During the Cure Period, the Board of Trustees shall:

(i) consult with the Boards of Directors (or equivalent) of each Controlled National Securities Exchange, as applicable, ISE Holdings, and the Affected Affiliates, and with the SEC, to consider alternatives to the exercise of the Call Option, whether as suggested by any of the foregoing or otherwise, to address any Material Compliance Event; and

(ii) after such consultation, if the Board of Trustees determines that the Material Compliance Event has not been addressed, provide written notice to the Boards of Directors (or equivalent) of each Controlled National Securities Exchange, as applicable, ISE Holdings, and the Affected Affiliates that the Board of Trustees has determined in its reasonable opinion that the exercise of the Call Option is necessary to address the effects of the Material Compliance Event.

(e) Nothing in this Agreement shall prohibit the SEC from bringing such matters to the attention of the Trustees as the SEC deems relevant or from providing advice to the Trustees at any time before or after the occurrence of a Material Compliance Event.

(f) Nothing in this Agreement shall (i) limit the ability of the Trustees to provide confidential non-binding advice to a Controlled National Securities Exchange, ISE Holdings, or any of their Affiliates at any time before the exercise of the Call Option or (ii) prevent a Controlled National Securities Exchange, ISE Holdings, or any of their Affiliates, in their sole discretion, from implementing any remedy at any time before the exercise of the Call Option.

(g) **Exercise of the Call Option.** Promptly following the end of the Cure Period, the Trust shall exercise the Call Option, as follows:

(i) the Trust shall deliver a written notice to ISE Holdings and the Trust Beneficiary specifying that the Trust has determined to exercise the Call Option in accordance with the terms of this Agreement; and

(ii) the Trust Beneficiary and ISE Holdings, as applicable, promptly shall take such actions as are necessary to transfer to the Trust, or cause the transfer to the Trust of a majority of the Voting Shares then outstanding (the securities transferred or issued to the Trust pursuant to this Section 4.2(g), the "**Deposited Shares**").

(h) The Trustees shall transfer the Deposited Shares from the Trust to the Trust Beneficiary in the event that:

(i) no Material Compliance Event is continuing; or

(ii) notwithstanding the continuation of a Material Compliance Event, the Trustees determine that the retention of the Deposited Shares by the Trust could not reasonably be expected to address any continuing Material Compliance Event, *provided, however,* that any such determination shall not be effective unless it is filed with, or filed with and approved by, the SEC under Section 19 of the Exchange Act and the rules promulgated thereunder.

Section 4.3 **Operation of the Trust Property.**

(a) Subject to Section 2.3(a) and Section 3.6(a)(ii), the Trustees shall act in a manner designed to enhance and preserve the Trust Property in the best interests of ISE Holdings; *provided, however*, that, notwithstanding anything to the contrary contained herein, the Trustees shall promptly (i) distribute to the Trust Beneficiary all dividends and other distributions paid to the Trust with respect to the Trust Shares, (ii) distribute to the Trust Beneficiary all assets received by the Trust in respect of the Trust Shares, as a result of any liquidation, dissolution or winding up of, or any distribution of the assets of, ISE Holdings, and (iii) upon receipt of written instructions from the Trust Beneficiary to sell the Trust Shares, use their commercially reasonable efforts to sell such Trust Shares to a Person or Persons whose Ownership Percentage or Voting Control Percentage will not violate any of the Ownership

Limits or Voting Limits, as applicable, and who is or are not an Affected Affiliate or Affiliates with respect to which a Material Compliance Event has occurred and is continuing, in one or more market transactions, public offerings or otherwise, in each case at a time or times and in a manner so as to maximize the return on the sale of such Trust Shares (any such sale, a "**Sale**"). Upon any Sale, the interest of the Trust Beneficiary in the Trust Shares so sold shall terminate and the Trustees shall distribute to the Trust Beneficiary the net proceeds received by the Trust from such Sale. The Trustees shall have the right to vote any Trust Shares held by the Trust. The Trustees are empowered with respect to the Trust Property to exercise from time to time in their discretion and without prior judicial authority all powers granted to them in this Agreement, including all acts necessary to exercise such powers. Persons dealing with the Trust shall not be obligated to look to the application of any moneys or other property paid or delivered to the Trust. All powers and discretions given to the Trustees by this Agreement shall be subject to the provisions of the Delaware Act and of this Agreement, and each exercise thereof in good faith shall be conclusive on all Persons, including Persons unascertained or not born.

(b) Except as otherwise expressly provided in this Agreement, the Trustees shall not be required (i) to file any account or report of the Trustees' administration of the Trust hereby created in any court unless demand therefor in writing has been made by any Person entitled by law to make such demand, (ii) to furnish any surety or other security or any official bond for the proper performance of the Trustees' duties hereunder, or (iii) to procure authorization by any court in the exercise of any power conferred upon the Trustees by this Agreement.

Section 4.4 **Further Assurances.** Upon exercise by the Trust of its powers in accordance with this Agreement, ISE Holdings shall, and shall cause its Subsidiaries to, cooperate and take any and all action, promptly upon the request of the Trust, to implement such exercise.

ARTICLE V
CONSIDERATIONS OF THE BOARD; OTHER DUTIES OF THE TRUST

Section 5.1 **Regulatory Considerations.**

(a) In discharging his or her responsibilities as a Trustee, Delaware Trustee or officer or employee of the Trust, each Trustee, Delaware Trustee and officer and employee of the Trust, as the case may be, must, to the fullest extent permitted by applicable law, take into consideration the effect that the Trust's actions would have on the ability of:

(i) each Controlled National Securities Exchange, to discharge their respective responsibilities under the Exchange Act; and

(ii) ISE Holdings, each Controlled National Securities Exchange, and the Trust (A) to engage in conduct that fosters and does not interfere with the ability of ISE Holdings, each Controlled National Securities Exchange, as applicable, and the Trust to prevent fraudulent and manipulative acts and practices in the securities markets; (B) to promote just and equitable principles of trade in the securities markets; (C) to foster cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; (D) to remove impediments to and perfect the mechanisms of a free and open market in securities and a U.S. national securities market system; and (E) in general, to protect investors and the public interest.

(b) The Trust, the Trustees, the Delaware Trustee and officers and employees of the Trust shall give due regard to the preservation of the independence of the self-regulatory function of each Controlled National Securities Exchange, and to each of their respective obligations to investors and the general public, and shall not take any actions that would interfere with the effectuation of any decisions by the board of directors or managers of each Controlled National Securities Exchange, relating to their respective regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of each Controlled National Securities Exchange, to carry out each of their respective responsibilities under the Exchange Act.

Section 5.2 **Compliance with Laws.**

(a) In discharging his or her responsibilities as Trustee, Delaware Trustee or officer or employee of the Trust, each such Trustee, Delaware Trustee or officer or employee of the Trust, as the case may be, shall (i) comply with the U.S. federal securities laws and the rules and regulations thereunder, (ii) cooperate with the SEC and (iii) cooperate with each Controlled National Securities Exchange, as applicable, pursuant to, and to the extent of, their respective regulatory authority.

(b) Nothing in this Article V shall create any duty owed by any Trustee, Delaware Trustee, officer or employee of the Trust to any Person to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to the foregoing matters. Except as set forth in Section 7.1, no Person shall have any rights against the Trust, the Trustees, the Delaware Trustee or any officer or employee of the Trust under Section 5.1 or this Section 5.2.

Section 5.3 **Other Duties of the Trust.**

(a) The Trust shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall: (i) cooperate with (A) the SEC and (B) each Controlled National Securities Exchange, as applicable, pursuant to and to the extent of their respective regulatory authority; and (ii) shall take reasonable steps necessary to cause its agents to cooperate, with the SEC and, where applicable, each Controlled National Securities Exchange, pursuant to their respective regulatory authority. Except as set forth in Section 7.1, no Person shall have any rights against the Trust, the Trustees, the Delaware Trustee or any officer or employee of the Trust under this Section 5.3.

(b) The Trust shall take reasonable steps necessary to cause the Trustees, the Delaware Trustee and the officers and employees of the Trust, prior to accepting a position as a Trustee, Delaware Trustee, officer or employee of the Trust, as applicable, to consent in writing to the applicability to them of Section 5.1, Section 5.2(a) and Section 5.4 and ARTICLE VI, as applicable, with respect to their activities related to each Controlled National Securities Exchange, as applicable.

Section 5.4 **Submission to Jurisdiction of U.S. Courts and the SEC**. The Trust, the Trustees, the Delaware Trustee and the officers and employees of the Trust whose principal place of business and residence is outside of the United States shall be deemed to irrevocably submit to the jurisdiction of the U.S. federal courts and the SEC for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder, commenced or initiated by the SEC arising out of, or relating to, the activities of ach Controlled National Securities Exchange, as applicable, (and shall be deemed to agree that the Trust may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding), and the Trust and each such Trustee, Delaware Trustee, officer or employee, by virtue of his or her acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the SEC, that such suit, action or proceeding is an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency.

ARTICLE VI
CONFIDENTIAL INFORMATION

Section 6.1 **Limits on Disclosure.**

(a) To the fullest extent permitted by applicable law, all confidential information that shall come into the possession of the Trust pertaining to the respective self-regulatory function of each Controlled National Securities Exchange (including, without limitation, confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the respective books and records of the Controlled National Securities Exchange (the "**Confidential Information**") shall: (i) not be made available to any Persons (other than as provided in Section 6.2 and Section 6.3) other than to those officers, directors, employees and agents of ISE Holdings and the Trust that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Trust, the Trustees, the Delaware Trustee and the officers and employees of the Trust; and (iii) not be used for any commercial purposes.

(b) The Trust's books and records related to each Controlled National Securities Exchange, shall be maintained within the United States. For so long as the Trust directly or indirectly controls a Controlled National Securities Exchange, the books, records, premises, directors (including the Trustees and the Delaware Trustee), officers and employees of the Trust shall be deemed to be the books, records, premises, directors, officers and employees of the Controlled National Securities Exchange, as applicable, for purposes of and subject to oversight pursuant to the Exchange Act.

Section 6.2 **Certain Disclosure Permitted**. Notwithstanding Section 6.1, nothing in this Agreement shall be interpreted so as to limit or impede:

(a) the rights of the SEC or each Controlled National Securities Exchange, as applicable, to have access to and examine the Confidential Information pursuant to the U.S. federal securities laws and the rules and regulations thereunder; or

(b) the ability of any directors, officers, employees or agents of ISE Holdings or any Trustees, Delaware Trustee, officers, employees or agents of the Trust to disclose the Confidential Information to the SEC or each Controlled National Securities Exchange, as applicable.

Section 6.3 **Inspection**. The Trust's books and records shall be subject at all times to inspection and copying by:

(a) the SEC;

(b) each Controlled National Securities Exchange; *provided*, that such books and records are related to the operation or administration of the Controlled National Securities Exchange; and

(c) ISE Holdings and its officers, directors, employees and agents.

ARTICLE VII
LIABILITY, INDEMNIFICATION AND EXCULPATION

Section 7.1 **Liability**.

(a) Except as expressly set forth in this Agreement, the Trustees and the Delaware Trustee shall not be:

(i) personally liable for the payment of any amounts owed by the Trust, which payment shall be made solely from the assets of the Trust, if any; or

(ii) required to pay to the Trust or to any beneficial owner of the Trust any deficit upon dissolution of the Trust or otherwise.

(b) Neither the Delaware Trustee nor any Trustee will have any liability to any Person unless it shall be established in a final and non-appealable judicial determination by clear and convincing evidence that any decision or action of the Delaware Trustee or such Trustee, as applicable, was undertaken by reason of willful misconduct or gross negligence, and, in any event, any liability will be limited to actual, proximate and quantifiable damages.

(c) Neither ISE Holdings, each Controlled National Securities Exchange nor the Trust Beneficiary shall be liable in any capacity (whether as grantor, beneficial owner or otherwise) for any actions of the Trustees pursuant to this Agreement or for any debts, liabilities or other obligations of the Trust or the Trustees. Pursuant to Section 3803(a) of the Delaware Act, as applicable, ISE Holdings and each Controlled National Securities Exchange shall be entitled to the same limitation of personal liability extended to stockholders of private corporations for profit organized under the General Corporation Law of the State of Delaware.

Section 7.2 **Exculpation.** No Trustee, Delaware Trustee, officer or employee of the Trust shall be liable to the Trust, or any other Person who has an interest in the Trust, for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Trustee, Delaware Trustee, officer or employee of the Trust in good faith on behalf of the Trust and in a manner reasonably believed to be within the scope of the authority conferred on such Trustee, Delaware Trustee, officer or employee by this Agreement, except that a Trustee, Delaware Trustee, officer or employee of the Trust shall be liable for any such loss, damage or claim incurred by reason of the willful misconduct or gross negligence of such Trustee, Delaware Trustee, officer or employee.

Section 7.3 **Indemnification.** To the fullest extent permitted by applicable law, a Trustee, Delaware Trustee, director, officer, agent or employee of the Trust (each an "**Indemnified Person**") shall be entitled to indemnification from the Trust and ISE Holdings for any loss, damage or claim incurred by such Indemnified Person by reason of any act or omission performed or omitted by such Indemnified Person in good faith on behalf of the Trust and in a manner reasonably believed to be within the scope of the authority conferred on such Indemnified Person by this Agreement or, in the case of the Delaware Trustee, solely by reason of the Delaware Trustee's current or former status as such, except that no Indemnified Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Indemnified Person by reason of willful misconduct or gross negligence with respect to such acts or omissions.

Section 7.4 **Insurance.** The Trust shall purchase and maintain insurance to cover its indemnification obligations set forth herein, as well as any other liabilities of the Trustees. The Trust shall provide notice to the Trustees 30 days prior to the expiration or termination of such insurance.

Section 7.5 **Survival.** This ARTICLE VII shall survive any termination of this Agreement and dissolution of the Trust.

ARTICLE VIII
MISCELLANEOUS

Section 8.1 **Capital, Costs and Expenses.** ISE Holdings shall fund an initial amount of capital of the Trust and shall pay as its own costs, or reimburse to the Trust or indemnify it against, any and all costs and expenses incurred by the Trust. The initial capital contribution to be made by ISE Holdings in accordance with the Delaware Act shall constitute the initial Trust Property.

Section 8.2 **Amendments.** Except as otherwise provided in this Agreement, and subject to the approval of the SEC as and to the extent required under the Exchange Act, this Agreement may only be amended by a written instrument signed by (a) ISE Holdings, (b) the Trust Beneficiary, (c) the Trust and (d) if the amendment affects the rights, powers, duties, obligations or immunities of the Delaware Trustee or the Trustees, the Delaware Trustee and the Trustees, as applicable. Notwithstanding the forgoing, for so long as ISE Holdings or the Trust shall control, directly or indirectly, a Controlled National Securities Exchange, before any amendment or repeal of any provision of this Agreement shall be effective, such amendment or repeal shall be submitted to the board of directors of each Controlled National Securities Exchange, as applicable, and if such amendment or repeal must be filed with or filed with and approved by the SEC under Section 19 of the Exchange Act and the rules promulgated thereunder before such amendment or repeal may be effectuated, then such amendment or repeal shall not be effectuated until filed with or filed with and approved by the SEC, as the case may be. Any amendment adopted in accordance with the foregoing shall be binding upon the parties to this Agreement.

Section 8.3 **Governing Law**. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware; *provided, however*, that, to the fullest extent permitted by law, there shall not be applicable to the Trust, the Delaware Trustee, the Trustees or this Agreement any provision of the laws (statutory or common) of the State of Delaware pertaining to trusts (except the Delaware Act) that relate to or regulate, in a manner inconsistent with the terms hereof, (a) the filing with any court or governmental body or agency of Trustee accounts or schedules of Trustee fees and charges, (b) affirmative requirements to post bonds for trustees, officers, agents or employees of a trust, (c) the necessity for obtaining court or other governmental approval concerning the acquisition, holding or disposition of real or personal property, (d) fees or other sums payable to trustees, officers, agents or employees of a trust, (e) the allocation of receipts and expenditures to income or principal, (f) restrictions or limitations on the permissible nature, amount or concentration of trust investments or requirements relating to the titling, storage or other manner of holding or investing trust assets or (g) the establishment of fiduciary or other standards of responsibility or limitations on the acts or powers of trustees that are inconsistent with the limitations or liabilities or authorities and powers of the Delaware Trustee or the Trustees as set forth or referenced in this Agreement. Section 3540 and, to the fullest extent permitted by applicable law, Section 3561, of Title 12 of the Delaware Code shall not apply to the Trust.

Section 8.4 **Jurisdiction; Waiver of Jury Trial.**

(a) The parties hereby (i) irrevocably submit to the exclusive (except as set forth in Section 5.4) jurisdiction of the courts of the State of Delaware (the "**Delaware Courts**") and the Federal Courts of the United States of America located in the State of Delaware (the "**Federal Courts**") in respect of any claim, dispute or controversy relating to or arising out of the negotiation, interpretation or enforcement of this Agreement or any of the documents referred to in this Agreement (except where any such document specifically provides otherwise) or the transactions contemplated hereby or thereby (any such claim being a "**Covered Claim**"); (ii) irrevocably agree to request that the Delaware or Federal Courts adjudicate any Covered Claim on an expedited basis and to cooperate with each other to assure that an expedited resolution of any such dispute is achieved; (iii) waive, and agree not to assert, as a defense in any action, suit or proceeding raising a Covered Claim that any of the parties hereto is not subject to the personal jurisdiction of the Delaware or Federal Courts or that such action, suit or proceeding may not be brought or is not maintainable in such Courts or that the venue thereof may be inappropriate or inconvenient or that this Agreement or any such document may not be enforced in or by such Courts; and (iv) irrevocably agree to abide by the rules of procedure applied by the

Delaware or Federal Court (as the case the may be), including, without limitation, procedures for expedited pre-trial discovery, and waive any objection to any such procedure on the ground that such procedure would not be permitted in the courts of some other jurisdiction or would be contrary to the laws of some other jurisdiction. The parties further agree that any Covered Claim has a significant connection with the State of Delaware and with the United States, and will not contend otherwise in any proceeding in any court of any other jurisdiction. Each party represents that it has agreed to the jurisdiction of the Delaware and Federal Courts in respect of Covered Claims after being fully and adequately advised by legal counsel of its own choice concerning the procedures and law applied in the Delaware and Federal Courts and has not relied on any representation by any other party or its Affiliates, representatives or advisors as to the content, scope, or effect of such procedures and law, and will not contend otherwise in any proceeding in any court of any jurisdiction.

(b) Each party hereby irrevocably agrees that it will not oppose, on any ground, the recognition, enforcement or exequatur in any other court of any judgment (including a judgment requiring specific performance) rendered by a Delaware or Federal Court in respect of a Covered Claim.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.4.

Section 8.5 **Entire Agreement**. This Agreement contains the entire agreement of the parties with respect to the subject matter hereof and supersedes any and all prior agreements and understandings, whether written or oral, with respect to the subject matter hereof.

Section 8.6 **Counterparts**. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.7 **Third Parties**. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditor or employee of ISE Holdings, a Controlled National Securities Exchange, the Trust, the Delaware Trustee or the Trustees, or any stockholder or customer of ISE Holdings, a Controlled National Securities Exchange, or the Delaware Trustee.

Nothing in this Agreement shall be deemed to create any right in any Person not a party hereto, and this instrument shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person. No Person not a party hereto shall have any right to compel performance ISE Holdings, a Controlled National Securities Exchange, the Trust, the Trustees or the Delaware Trustee of its obligations hereunder.

Section 8.8 **Notices.** All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if (a) delivered personally against written receipt, (b) sent by facsimile transmission, (c) mailed by registered or certified mail, postage prepaid, return receipt requested, or (d) mailed by reputable international overnight courier, fee prepaid, to the parties hereto at the following addresses or facsimile numbers:

Notices to the Trust shall be addressed to:

International Securities Exchange Holdings, Inc.
60 Broad Street
New York, New York 10004
Attention: Secretary
Facsimile: (212) 509-3955

with a copy to:

Morgan Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
Attn: Robert Robison
Facsimile: 212-309-6001

Notices to the Delaware Trustee shall be addressed to:

Wilmington Trust Company
1100 N. Market Street
Wilmington, Delaware 19890
Attention: Corporate Trust Administration
Facsimile: (302) 636-4149

with a copy to:
Richards, Layton & Finger, P.A.
920 King Street
Wilmington, Delaware 19801
Attention: Tara J. Hoffner
Facsimile: (302) 498-7708

Notices to the Trustees shall be addressed to:

Dr. Sharon Brown-Hruska

NERA
1255 23rd ST. NW, Suite 600
Washington, DC 20037
Facsimile: (202) 466-1764

Dr. Robert Schwartz
Baruch College
One Bernard Baruch Way, B10-225
New York, New York, 10010
Facsimile: (646) 312-3530

Formatted: German (Germany)

Prof. Dr. Heinz Zimmermann
Wirschaftswissenschafrliches Zentrum WWZ der Universitat Basel
Abteilung Finanzmarkttheorie - Fiaance
Holbeinstrasse 12
CH-4051 Basel
Switzerland
Facsimile: +41 (0)61 267 08 98

Formatted: English (U.S.)

with a copy to:
International Securities Exchange Holdings, Inc.
60 Broad Street
New York, New York 10004
Attention: Secretary
Facsimile: (212) 509-3955

Notices to ISE Holdings shall be addressed to:

International Securities Exchange Holdings, Inc.
60 Broad Street
New York, New York 10004
Attention: Secretary
Facsimile: (212) 509-3955

with a copy to:

Morgan Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
Attn: Robert Robison
Facsimile: 212-309-6001

Notices to the Trust Beneficiary shall be addressed to:

U.S. Exchange Holdings, Inc.
233 South Wacker Drive
Chicago, Illinois 60606-6398
Attention.: General Counsel
Facsimile No.: +49 (0)69 211 13801

with a copy to:
Morgan Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178
Attn: Robert Robison
Facsimile: 212-309-6001

In addition, copies of all notices hereunder shall be sent to:

Deutsche Börse AG
Neue Börsenstrasse 1
60487 Frankfurt
Attn: General Counsel
Facsimile: +49 (0)69-211-13801

and

SIX Swiss Exchange AG
Selnaustrasse 30
CH-8032 Zurich
Attn: Head of Legal and Compliance
Facsimile: +41 (0)58-854-2444

All such notices, requests and other communications will be deemed given, (w) if delivered personally as provided in this Section, upon delivery, (x) if delivered by facsimile transmission as provided in this Section, upon confirmed receipt, (y) if delivered by mail as provided in this Section, upon the earlier of the fifth Business Day following mailing and receipt, and (z) if delivered by overnight courier as provided in this Section, upon the earlier of the second Business Day following the date sent by such overnight courier and receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section). Any party hereto may change the address to which notices, requests and other communications hereunder are to be delivered by giving the other parties hereto notice in the manner set forth herein.

Section 8.9 **Severability**. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, rule or regulation, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such provision had never comprised a part hereof, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by such provision or its severance herefrom and (d) in lieu of such provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such provision as may be possible.

Section 8.10 **Assignment**. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; *provided, however*, that none of the parties hereto will directly or indirectly assign (except any assignment that occurs by operation of law or in connection with a merger, tender offer, exchange offer or sale of all or substantially all of the assets of a party) its rights or delegate its obligations under this Agreement without the express prior written consent of (a) ISE Holdings, and (b) the Trust, subject to the approval of the SEC as and to the extent required under the Exchange Act.

Section 8.11 **Certain Tax Matters**. It is the intention of the parties that, for United States federal income tax purposes, (a) the Trust be treated as one or more grantor trusts, and (b) any Trust Property held by the Trust be treated as owned by ISE Holdings.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first written above.

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

By: ______________________________
Name:
Title:

U.S. EXCHANGE HOLDINGS, INC.

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

WILMINGTON TRUST COMPANY,
as Delaware Trustee

By: ______________________________
Name:
Title:

____
Sharon Brown-Hruska, as Trustee and not in her individual capacity

____
Robert Schwartz, as Trustee and not in his individual capacity

____
Heinz Zimmermann, as Trustee and not in his individual capacity

Exhibit C - EDGA

DBAG

I General Provisions

§ 1 Name, Corporate Seat and Term

(1) The name of the Corporation is Deutsche Börse Aktiengesellschaft.

(2) The Corporation has its legal seat in Frankfurt/Main.

(3) The Corporation has been established for an undefined period of time.

§ 2 Objectives of the Corporation

(1) The objectives of the Corporation are

a) the operation of exchanges, including but not limited to stock exchanges, subject to applicable laws and regulations;

b) services for the design, development and implementation of electronic data processing in areas including but not limited to stock exchange transactions, the securities business of financial institutions and the settlement thereof and, furthermore, the collection, processing and sale of financial information;

c) the provision of support services to undertakings engaged in the stock exchange and securities business which shall include, but not be limited to, the provision of central services to such undertakings in relation to all activities thereof.

(2) The Corporation may acquire, dispose of, develop, lease, rent out or employ for third parties any hardware and software and all facilities related thereto.

(3) The Corporation may transact any business, take any action and perform any other acts, which appear to be directly or indirectly necessary, suitable or useful to achieve the corporate objecttives. The Corporation may acquire and dispose of real estate, establish branches within and outside Germany and participate in, establish or acquire any undertakings of the same or a similar kind or, by way of exception, of a different kind. Furthermore, the Corporation may enter into intra-Group agreements and joint ventures.

(4) The Corporation shall be subject to confidentiality requirements as are customary in the banking industry.

§ 3 Official Announcements and Information

(1) Official announcements of the Corporation will be published in the electronic Federal Gazette *(Bundesanzeiger)*.

(2) Information to the holders of authorized securities of the company can also be provided by means of remote electronic data transmission.

II Share Capital and Shares

§ 4 Division and Amount of Share Capital

(1) The share capital of the Corporation is EUR 195,000,000.00 (in words: EUR one hundred ninety five million) and is divided into 195,000,000 registered shares with no par value. The registered shares shall be listed in a share ledger to be maintained by the Corporation, specifying the name, date of birth and address of the shareholder as well as the amount of shares or the number of each share.

(2) The Corporation shall be entitled to issue collective certificates for several shares. The shareholder shall not be entitled to an individual certificate of its shares unless the rules and regulations of an exchange on which the share is listed for trading require such evidence by document. Share certificates shall be provided with the signature of two members of the Executive Board in original or produced in mechanic facsimile. In all other respects the form of share certificates, dividend coupons and renewal coupons shall be determined by the Executive Board with the approval of the Supervisory Board.

(3) The Executive Board is authorized to increase the share capital, with the consent of the Supervisory Board, one or more times by up to a total of EUR 5,200,000.00 on or before 23 May 2011 through the issue of new registered no-par value shares against cash contribution and/or contribution in kind (Authorized Capital I). The shareholders shall be granted subscription rights unless the Executive Board makes use of the authorization granted to it and excludes shareholder subscription rights with the approval of the Supervisory Board. The Executive Board is authorized to exclude subscription rights with the consent of the Supervisory Board if the capital is increased against contribution in kind for the purpose of acquiring companies, parts of companies, stakes therein or other assets. The Executive Board is also authorized to exclude fractional amounts from shareholders' subscription rights with the consent of the Supervisory Board. The content of the rights attached to the shares and the terms and conditions relating to their issue, including the issue price, will be determined by the Executive Board with the consent of the Supervisory Board.

(4) The Executive Board is authorized to increase the share capital, with the consent of the Supervisory Board, one or several occasions by up to a total of EUR 14,800,000.00 on or before 20 May 2013 through the issue of new registered no-par value shares against cash contribution and/or contribution in kind (Authorized Capital II). The shareholders are to be granted subscription rights. However, the Executive Board is authorized, with the consent of the Supervisory Board, to exclude shareholders' subscription rights up to an amount not exceeding 10% of the share capital existing at the time this authorization comes into force and at the time this authorization is exercised, in order to issue the new shares against cash contributions at an issue price that does not fall substantially below the quoted price of the shares of the Company already listed at the time the final issue price is set. Own shares shall be included in the aforementioned 10% limit if they are sold during the term of this authorization under the exclusion of shareholders' subscription rights in accordance with section 186 (3) sentence 4 of the German Stock Corporation Act ("AktG"). The Executive Board is also authorized, with the consent of the Supervisory Board, to exclude subscription rights to new shares with a pro rata amount of the share capital of up to a total of EUR 3,000,000.00, in order to issue the new shares to employees of the Company or affiliated companies within the meaning of sections 15 et

seq. AktG, excluding members of the Executive Board and the management of affiliated companies, directly or indirectly following subscription by a credit institution and repurchase by the Company. The Executive Board is also authorized, with the consent of the Supervisory Board, to exclude subscription rights if the capital increase against contribution in kind is performed for the purpose of acquiring companies, parts of companies, equity interests in companies or other assets. The Executive Board is also authorized, with the consent of the Supervisory Board, to exclude fractional amounts from shareholders' subscription rights. The Executive Board will determine, with the consent of the Supervisory Board, the further details of the rights attached to the shares and the terms and conditions relating to their issue, including the issue price.

(5) The share capital is conditionally increased by up to EUR 6,000,000.00 through the issue of up to 6,000,000 registered no-par value shares (Conditional Capital I). The conditional capital increase is intended solely to fulfill subscription rights granted on or before 13 May 2008 on the basis of the authorization by the General Shareholders' Meeting on 14 May 2003 under item 7 of the agenda. The conditional capital increase will only be carried out to the extent that the holders of the subscription rights issued make use of their subscription rights and the company does not fulfill the subscription rights by transferring own shares or by making a cash payment. The new shares are entitled to dividend as of the beginning of the financial year in which they arise by exercise of subscription rights.

(6) The Executive Board is authorized to increase the share capital, with the consent of the Supervisory Board, one or more times by up to a total of EUR 6,000,000.00 by 10 May 2012 through the issue of new registered no-par value shares against cash contribution and/or contribution in kind (Authorized Capital IV). The shareholders shall be granted subscription rights unless the Executive Board makes use of the authorization granted to it and excludes shareholder subscription rights with the approval of the Supervisory Board. The Executive Board is authorized to exclude fractional amounts from shareholders' subscription rights with the consent of the Supervisory Board. Furthermore, the Executive Board is authorized to exclude shareholders' subscription rights with the consent of the Supervisory Board in order to issue up to 900,000 new shares a fiscal year to members of the Executive Board and employees of the company, as well as to members of the Executive Boards/management and employees of related companies within the meaning of section 15 et seq. AktG. The content of the rights attached to the shares and the terms and conditions relating to their issue, including the amount to be issued, will be determined by the Executive Board with the consent of the Supervisory Board. Shares issued to members of the Executive Board and employees of the company, as well as to members of the Executive Boards/management and employees of related companies within the meaning of section 15 et seq. AktG carry full dividend rights for the fiscal year in which they are issued.

III Corporate Constitution

§ 5 Corporate Bodies

The corporate bodies of the Corporation are the Executive Board, the Supervisory Board and the Shareholders' Meeting.

A. The Executive Board

§ 6 Composition, Chairman, Standing Rules of Procedure

(1) The Executive Board of the Corporation shall consist of at least two members. The number of the members of the Executive Board will be determined by the Supervisory Board. An appointment of deputy members of the Executive Board is admissible.

(2) The Supervisory Board shall appoint one member of the Executive Board as chairman.

(3) As a general rule, any member of the Executive Board shall cease to be a member once he has reached the age of sixty.

(4) The Supervisory Board shall adopt Standing Rules of Procedure for the Executive Board.

§ 7 Representation, Management

(1) The Corporation is legally represented by two members of the Executive Board acting jointly or by one member of the Executive Board acting jointly with a Prokurist (senior corporate officer).

(2) The Executive Board shall conduct the affairs of the Corporation in accordance with applicable law, these Articles of Incorporation and the Standing Rules of Procedure.

(3) The Supervisory Board may release individual or all members of the Executive Board from the restrictions under Section 181 of the German Civil Code ("BGB") to the effect that they will be allowed to enter into legal transactions with the Corporation as agents of third parties.

§ 8 Advisory Boards

(1) For purposes of advising the Executive Board the Corporation may establish one or several advisory boards.

(2) The members of the advisory boards shall be appointed by the Executive Board for a term of three years, subject to the prior approval of the Supervisory Board. The appointments shall be renewable. The Executive Board will determine the responsibilities for each advisory board and shall adopt Standing Rules of Procedure for the advisory board, which shall, in particular, stipulate the number of the members of the respective advisory board. The advisory board shall from among its members elect a chairman and two vice chairmen.

B. The Supervisory Board

§ 9 Composition, Term of Office

(1) The Supervisory Board shall comprise 21 members until the conclusion of the 2009 Annual General Meeting, upon which date the regular term of office of all members of the Supervisory Board shall expire in accordance with the law and the Articles of Incorporation. After this date, the following shall apply: The Supervisory Board comprises 18 members. Such members shall be elected for a term of office ending at the closing of the General Shareholders' Meeting which votes on the approval for the second fiscal year after the commencement of the term of office, not including such fiscal year in which the term of office has commenced. The General Shareholders' Meeting may set a shorter term of office for one or several shareholder representatives.

(2) No more than two former members of the Executive Board of the company may be members of the Supervisory Board.

(3) If a member of the Supervisory Board ceases to be a member prior to the expiration of his term of office, a new member shall be co-opted for the remaining term of office of the withdrawing member.

§ 10 Resignation from Office

Any member of the Supervisory Board may, for cause or otherwise, resign from office by giving one month's written notice to the Executive Board.

§ 11 Constitution

Immediately after the General Shareholders' Meeting at which the election has been made of all Supervisory Board members to be elected by such Shareholders' Meeting, a Supervisory Board meeting shall be held without any notice having to be given of such meeting. At such meeting, which shall be chaired by the shareholders' Supervisory Board member most senior by age, the Supervisory Board shall from among its members elect a chairman and one vice-chairman for the term of office determined in Art. 9. If the chairman or his vice-chairman should withdraw from such office prior to the expiration of the relevant term, then the Supervisory Board shall elect a substitute for the remaining term of office of the withdrawing member.

§ 12 Duties

(1) The Supervisory Board shall be responsible for the appointment of the members to the Executive Board and the revocation of such appointment.

(2) The Supervisory Board shall determine the types of transactions with respect to which the Executive Board, without prejudice to its authority to represent the Corporation legally, shall obtain the prior approval of the Supervisory Board.

(3) The Supervisory Board may adopt its own Standing Rules of Procedure and may establish committees.

(4) The Supervisory Board is authorized to make amendments to the Articles of Incorporation to the extent that they affect only the wording thereof.

§ 13 Meeting, Resolutions, Minutes, Remuneration

(1) The Supervisory Board shall meet at least twice in each six-month period. The meeting shall be convoked by the Chairman of the Supervisory Board.

(2) The Supervisory Board has quorum if at least half of the members comprising it in accordance with the law and the Articles of Incorporation participate in a resolution to be voted upon. Unless mandatory law provides to the contrary, resolutions of the Supervisory Board will be adopted by a simple majority of the votes cast. The foregoing shall also apply to elections. In case of an equality of votes the chairman shall have the decisive vote.

(3) Resolutions may also be adopted by written vote, telephone or cable as well as by fax or e-mail as the chairman may have directed provided that no member of the Supervisory Board objects to such a procedure within the time limit specified by the Chairman.

(4) Any proceedings and resolutions of the Supervisory Board shall be recorded in minutes which shall be signed by the chairman.

(5) The members of the Supervisory Board each shall receive fixed annual remuneration of EUR 48,000.00 for the previous fiscal year (remuneration year). This fixed annual remuneration is multiplied by two for the Chairman and by one-and-a-half for his/her deputy.

(6) In addition, the members of the Supervisory Board shall receive a variable component for the remuneration year which is linked to the success of the company. This variable annual remuneration consists of two components which in the event the respective targets are met each amount to EUR 16,000.00:

a) In the event the Group's return on equity after taxes of the Deutsche Börse Group exceeds the average of the monthly average of the current yield to maturity of domestic bonds of issuers pertaining to the public sector with a maturity of over 9 and up to and including 10 years established by the German Federal Reserve Bank by at least (and including) 5 percentage points a variable annual remuneration amounting to EUR 16,000.00 shall be granted.

b) In the event the Group's earnings per share in the remuneration year and in the fiscal year immediately preceding the remuneration year exceed the earnings per share of the fiscal year immediately preceding the aforementioned years by at least (and including) 8 percent. A variable annual remuneration amounting to EUR 16,000.00 shall be granted.

The calculation of both variable annual remuneration components is based on the Group's return on equity and the Group's earnings per share reported in the consolidated annual financial statements/Group's management report which have been awarded an unqualified audit opinion. In the event that the Group's return on equity or the Group's earnings per share as reported in the consolidated annual financial statements/Group's management report are amended at a later date, calculation of the annual remuneration in a) and b) is based on the amended value. In the event that the Group's earnings per share for any of the relevant fiscal years are negative, calculation is based on the value of zero for these Group's earnings per share. If amendments to the company's share capital or to the company's number of shares or to the accounting standards result in the Group's return on equity or the Group's earnings per share that apply to the calculation of the annual remuneration under a) and that set out under b) no longer being comparable, the corresponding values must be adjusted in such a way as to allow comparison.

(7) Members of the Supervisory Board that are members of a committee within the meaning of section 12 sub-section 3 shall each receive annual committee remuneration of EUR 20,000.00, in addition to the remuneration set out in sections 5 and 6 above. This amount shall be multiplied by one-and-a-half for the Chairman of a committee; this amount shall be multiplied by two for the Chairman of the audit and finance committee.

(8) Members of the Supervisory Board who only sit on the board for part of any given fiscal year shall receive one twelfth of the fixed remuneration under section 5, any variable remuneration under section 6, and any committee remuneration under section 7, for each commenced month of membership.

(9) The remuneration set out in sub-sections 5, 6 and 7 above shall be due for payment after the Shareholders' Meeting, which is presented with or approves the consolidated annual financial statements for the remuneration year.

(10) The members of the Supervisory Board shall also receive a refund of their cash expenses and of the statutory VAT applicable to the Supervisory Board and committee remuneration.

C. Shareholders' Meetings

§ 14 Place

Shareholders' Meetings shall be held at the seat of the Corporation.

§ 15 Calling of the Meeting

Shareholders' Meetings shall be called by the Executive Board or the Supervisory Board. Notice of convocation must be published in the electronic *Bundesanzeiger* at least thirty days prior to day by the end of which the shareholders must have given notice to the company of their attendance at the Annual General Meeting pursuant to section 16 (1) of the Articles of Association - in this context, the day of convocation and the last day of the shareholders' notice period shall not be taken into account. This does not exclude any other legally admitted form of invitation.

§ 16 Attendance, Voting Rights, Proxies

(1) All shareholders of the Corporation registered in the share ledger shall be entitled to attend Shareholders' Meetings and to vote, provided they have registered with the Corporation on the seventh day, at the latest, before the Shareholders' Meeting in writing, via fax or any other means notified by the Corporation upon notice of the Shareholders' Meeting. If the final day of registration is a Sunday, Saturday or a general public holiday recognized by the country in which the Corporation is domiciled, registration must be made, at the latest, on the last business day before such final day of registration.

(2) Each no-par value share shall entitle the holder thereof to cast one vote at a Shareholders' Meeting.

(3) If proxies designated by the Corporation are authorized to exercise the voting right, such authorization can be given in writing or by any electronic means to be specified by the Corporation. The details for authorization by electronic means shall be published in the Federal Gazette or equivalent print media together with the convocation of the Shareholders' Meeting.

§ 17 Chairman of the Meeting

(1) Shareholders' Meetings shall be chaired by the chairman of the Supervisory Board, one of his vice-chairmen or any other member of the Supervisory Board to be appointed by the Supervisory Board (Chairman of the Meeting).

(2) The Chairman of the Meeting may determine an order of the items of discussion in deviation from the agenda set out in the notice of the meeting. He shall also determine the method and form of any voting. If previously announced in the notice of the meeting, the Chairman of the Meeting may permit transmission of the Shareholders' Meeting as well as attendance at the Shareholders' Meeting, participation in the voting process or exercise of further shareholders' participation rights, in each case directly or by representatives, by the use of electronic or other means to the extent legally permissible.

(3) The chair of the Annual General Meeting is authorized to limit the time in which shareholders are entitled to make statements and ask questions. In particular, he/she is authorized, either at the beginning or during the course of the Annual General Meeting, to set an appropriate period of time for the entire Annual General Meeting, for an individual agenda item or for individual statements or questions.

§ 18 Adoption of Resolutions

(1) Unless mandatory rules of the Stock Corporation Act provide to the contrary, resolutions of the Shareholders' Meeting will be adopted with simple majority of the votes cast. To the extent that the Stock Corporation Act, for purposes of a resolution, prescribes in addition an approving majority of the share capital represented at the meeting, a simple majority of the share capital so represented shall be sufficient subject to admissibility by law.

(2) If, in any election at a Shareholders' Meeting, a simple approving majority is not attained on the first ballot, a second ballot shall be made from a shortlist of such two candidates who have received the largest number of votes. In case of a tie the decision shall be made by drawing lots.

IV Annual Financial Statements, Appropriation of Profits

§ 19 Fiscal Year

(1) The fiscal year of the Corporation is the calendar year.

(2) Within the first three months of the fiscal year the Executive Board shall prepare the annual balance sheet, profit and loss statement including the notes thereto as well as the management report with respect to the immediately preceding fiscal year and submit these documents without undue delay to the Supervisory Board together with the proposal to the Shareholders' Meeting for

the appropriation of net retained profits. The Supervisory Board shall deliver its report to the Executive Board within one month following receipt of the documents referred to hereinbefore.

(3) The annual financial statements, the management report, the report of the Supervisory Board and the proposal for the appropriation of net retained profits shall be submitted to the Shareholders' Meeting not later than within the first eight months of the new fiscal year.

(4) The Shareholders' Meeting shall, within the first eight months of the fiscal year, decide on the approval of the acts of the Executive Board and of the Supervisory Board, the appropriation of net retained profits, the appointment of the auditor and, to the extent provided for by law, on the approval of the annual financial statements.

§ 20 Appropriation of Profits, Entitlement to Share in Profits

(1) The resolution adopted by the Shareholders' Meeting with respect to the appropriation of net retained profits shall separately reflect the following items:

a) the amount of net retained profits

b) the amount to be distributed to the shareholders

c) the amounts to be allocated to the revenue reserves

d) the amount of retained profits, if any

e) the amount of additional expenses, if any, incurred as a result of the resolution.

(2) Unless the Shareholders' Meeting resolves otherwise, the shares of the shareholders in the profits will be distributed to the shareholders in proportion to their share capital contributions.

(3) In the event that any share capital contributions were not made until within the given fiscal year the beginning of the entitlement to a share in the profits may be determined in deviation from section 60 (2) of the Stock Corporation Act.

V Organizational Expenses

§ 21 Organization Expenses

The total organizational expenses amounting to approximately EUR 7,669.38 shall be borne by the Corporation.

Exhibit C - EDGA
DECN

Delaware

PAGE 1

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "CENTRALIZED ALGORITHMIC NETWORK LLC", FILED IN THIS OFFICE ON THE NINETEENTH DAY OF APRIL, A.D. 2005, AT 5:21 O'CLOCK P.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3957302 8100

050316400

AUTHENTICATION: 3822761

DATE: 04-19-05

CERTIFICATE OF FORMATION

OF

CENTRALIZED ALGORITHMIC NETWORK LLC

1. The name of the limited liability company is Centralized Algorithmic Network LLC.

2. The address of its registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Centralized Algorithmic Network LLC on this 19th day of April, 2005.

CENTRALIZED ALGORITHMIC NETWORK LLC

By: ______________________
Name:
Title: Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:21 PM 04/19/2005
FILED 05:21 PM 04/19/2005
SRV 050316400 - 3957302 FILE

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "CENTRALIZED ALGORITHMIC NETWORK LLC", CHANGING ITS NAME FROM "CENTRALIZED ALGORITHMIC NETWORK LLC" TO "NITEX LLC", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF APRIL, A.D. 2005, AT 12:51 O'CLOCK P.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3957302 8100

050347534

AUTHENTICATION: 3846517

DATE: 04-29-05

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF FORMATION

OF

CENTRALIZED ALGORITHMIC NETWORK LLC

1. Name of Limited Liability Company: Centralized Algorithmic Network LLC.

2. The Certificate of Formation of the limited liability company is hereby amended as follows:

"1. The name of the limited liability company is NitcX LLC."

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Certificate of Formation of Centralized Algorithmic Network LLC this 28th day of April, 2005.

Steven J. Wright
Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:54 PM 04/29/2005
FILED 12:51 PM 04/29/2005
SRV 050347534 - 3957302 FILE

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "NITEX LLC", CHANGING ITS NAME FROM "NITEX LLC" TO "DIRECT EDGE ECN LLC", FILED IN THIS OFFICE ON THE TWENTY-THIRD DAY OF AUGUST, A.D. 2005, AT 11:56 O'CLOCK A.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3957302 8100

050693568

AUTHENTICATION: 4109479

DATE: 08-23-05

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:14 PM 08/23/2005
FILED 11:56 AM 08/23/2005
SRV 050693568 - 3957302 FILE

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF FORMATION

OF

NITEX LLC

1. Name of Limited Liability Company: NiteX LLC.
2. The Certificate of Formation of the limited liability company is hereby amended as follows:

   "1 The name of the limited liability company is Direct Edge ECN LLC."

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment to the Certificate of Formation of NiteX LLC this 22nd day of August, 2005

Steven J. Wright
Authorized Person

THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

OF

DIRECT EDGE ECN LLC

THIS THIRD AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT (the "Agreement") of Direct Edge ECN LLC (the "Company") dated as of this 8TH day of July, 2008, by Direct Edge Holdings LLC as the sole member of the Company (the "Member").

RECITAL

WHEREAS, on April 28, 2005, Knight/Trimark, Inc. ("Knight") entered into a Limited Liability Company Agreement (the "Initial Agreement") in accordance with the provisions of the Delaware Limited Liability Company Act and any successor statute, as amended from time to time (the "Act"), governing the affairs of the Company and the conduct of its business;

WHEREAS, on June 11, 2007, Knight transferred its 100% ownership interest in the Company to the Member and the Member amended and restated the Initial Agreement in its entirety to reflect the admission of the Member as the sole member in place of Knight (the "First Amended Agreement";

WHEREAS, on May 23, 2008, the Member amended and restated the First Amended Agreement in its entirety to comply with the requirements of the New York Stock Exchange, Inc. (the "NYSE") in connection with the Company's application thereto (the "Second Amended Agreement");

WHEREAS, the Member desires to amend and restate the Second Amended Agreement to make certain additional changes requested by the NYSE and the American Stock Exchange LLC ("AMEX") upon the terms and conditions set forth herein;

NOW, THEREFORE, the Member hereby continues the Company without dissolution and amends and restates the Second Amended Agreement in its entirety as follows:

ARTICLE I
The Limited Liability Company

1.1 *Formation*. Knight has previously formed the Company as a limited liability company pursuant to the provisions of the Act under the name of "Centralized Algorithmic Network LLC". A certificate of formation for the Company as described in Section 18-201 of the Act (the "Certificate of Formation") has been filed in the Office of the Secretary of State of the State of Delaware in conformity with the Act. A certificate of amendment to the Certificate of Formation as described in Section 18-202 of the Act has been filed in the Office of the Secretary of State of the State of Delaware in conformity with the Act changing the name of the entity from Centralized Algorithmic Network LLC to the name set forth in Section 1.2 of this Agreement.

1.2 *Name*. The name of the Company shall be "Direct Edge ECN LLC" and its business shall be carried on in such name with such variations and changes as the Member shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

1.3 *Business Purpose; Powers*. The Company is formed for the purpose of engaging in any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.4 *Registered Office and Agent*. The location of the registered office of the Company shall be 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware. The Company's Registered Agent at such address shall be The Corporation Trust Company.

1.5 *Term*. Subject to the provisions of Article 6 below, the Company shall have perpetual existence.

ARTICLE II
The Member

2.1 *The Member*. The name and address of the Member is as follows:

Name	Address
Direct Edge Holdings LLC	545 Washington Boulevard Jersey City, NJ 07310

2.2 *Actions by the Member; Meetings*. The Member may approve a matter or take any action at a meeting or without a meeting by the written consent of the Member. Meetings of the Member may be called at any time by the Member.

2.3 *Liability of the Member*. All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member.

2.4 *Power to Bind the Company*. The Member (acting in its capacity as such) shall have the authority to bind the Company to any third party with, respect to any matter.

2.5 *Admission of Members*. New members shall be admitted only upon the approval of the Member.

ARTICLE III
Management by the Member

3.1 The management of the Company is fully reserved to the Member, and the Company shall not have "managers," as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Member, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Member shall act through resolutions adopted in written consents. Decisions or actions taken by the Member in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

3.2 *Officers and Related Persons*. The Member shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Member deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

ARTICLE IV
Capital Structure and Contributions

4.1 *Capital Structure*. The capital structure of the Company shall consist of one class of common interests (the "Common Interests"). All Common Interests shall be identical with each other in every respect. The Member shall own all of the Common Interests issued and outstanding.

4.2 *Capital Contributions*. A capital contributions account shall be maintained for the Member, to which contributions shall be credited and against which distributions of capital contributions shall be charged. From time to time, the Member may determine that the Company requires capital and may make capital contribution(s) in an amount determined by the Member, and such contributions shall be credited to the Member's capital contributions account.

4.3 *Limitation*. Notwithstanding any provision to the contrary contained herein, without the prior written approval of the NYSE, the capital contribution of the Member may not be withdrawn on less than six months written notice, given no sooner than six months after such contribution was first made. No capital contribution may be withdrawn nor may any unsecured loan or advance be made by the Company to the Member or to an employee of the Company at any time when such withdrawal, loan or advance would be prohibited by the provisions of any rule or regulation of the NYSE or the U.S. Securities and Exchange Commission to which the Company is subject, including, without limitation, the provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ARTICLE V
Profits, Losses and Distributions

5.1 *Profits and Losses*. A profit and loss account shall be maintained for the Member, to which profits shall be credited and against which losses and distributions of profits shall be charged. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Member. In each year, profits and losses shall be allocated entirely to the Member's profit and loss account.

5.2 *Distributions*. The Member shall determine profits available for distribution and the amount, if any, to be distributed to the Member, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Member. The distributions of profits of the Company shall be paid to the Member out of the Member's profit and loss account. No distribution shall be declared or paid which shall impair the capital of the Company nor shall any distribution of assets be made to the Member unless the value of the assets of the Company remaining after such payment or distribution is at least equal to the aggregate of its debts and liabilities, including capital.

ARTICLE VI
Events of Dissolution

6.1 *Dissolution*. The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events (each, an "Event of Dissolution"):

(a) The Member votes for dissolution; or

(b) A judicial dissolution of the Company under Section 18- 802 of the Act.

6.2 *Limitation*. Notwithstanding anything to the contrary herein contained, in the event of the termination of the Company on the expiration of the term of this Agreement, or any dissolution of the Company, the Member agrees that if withdrawal of its capital on any such termination would cause:

(a) the Company's "Aggregate Indebtedness" to exceed the percentages specified in Rules 326(a) and 326(b) of the Rules of the NYSE; or

(b) the Company's "Alternative Net Capital Requirement Percentage" under Rule 15c3-1 under the Exchange Act to fall below the percentages specified in Rules 326(a) and 326(b) of the NYSE during the six months immediately preceding the date of the termination;

such withdrawal of capital may be postponed for a period of up to six (6) months of the date of termination, as the Member may deem necessary to ensure compliance with such Rules; and any such capital so retained by the Company after the date of termination shall continue to be subject to all debts and obligations of the Company.

6.3 *Retirement and Dissolution*. The Company shall provide, or cause its associated member (as described in the Constitution of AMEX) to provide, to AMEX prompt notice of the retirement of such associated member from the Company or of the dissolution of the Company.

ARTICLE VII
Transfer of Interests in the Company

The Member may sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests and, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a member.

ARTICLE VIII
Exculpation and Indemnification

8.1 *Exculpation.* Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, none of the Member, or any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Member, nor any officer, employee, representative or agent of the Company (individually, a "Covered Person" and, collectively, the "Covered Persons") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

8.2 *Indemnification.* To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.2 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Member. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.2.

8.3 *Amendments.* Any repeal or modification of this Article VIII by the Member shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX

Miscellaneous

9.1 *Tax Treatment*. Unless otherwise determined by the Member, the Company shall, be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Member and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

9.2 *Books and Records*. The Company shall maintain true and complete books of account and records, which shall be available during reasonable business hours for the inspection by the Member.

9.3 *Arbitration*. All disputes arising in connection with the business of the Company shall be resolved through arbitration in compliance with the rules and governing documents of the self-regulatory organizations of which it is a member, including Article VIII of the Constitution of AMEX.

9.4 *Amendments*. Amendments to this Agreement and to the Certificate of Formation shall be approved in. writing by the Member. An amendment shall become effective as of the date specified in the approval of the Member or if none is specified as of the date of such approval or as otherwise provided in the Act.

9.5 *Severability*. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; *provided, however,* that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Member regarding this Agreement. Otherwise, any, invalid or unenforceable provision shall be replaced by the Member with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

9.6 *Governing Law*. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

9.7 *Limited Liability Company*. The Member intends to form a limited liability company and does not intend to form a partnership under the laws of the State of Delaware or any other laws.

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day first above written.

DIRECT EDGE HOLDINGS, LLC
Sole Member

By: ____________________
Name: William O'Brien
Title: CEO

Exhibit C - EDGA

DEH

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:34 PM 06/05/2007
FILED 04:55 PM 06/05/2007
SRV 070675736 - 4364772 FILE

CERTIFICATE OF FORMATION

OF

DIRECT EDGE HOLDINGS LLC

This Certificate of Formation of Direct Edge Holdings LLC (the "LLC"), dated as of June 5, 2007, is being duly executed and filed by Steven J. Wright, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. 18-101, et seq.).

1. The name of the limited liability company formed hereby is Direct Edge Holdings LLC.

2. The address of the registered office of the LLC in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

3. The name and address of the registered agent for service of process on the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Direct Edge Holdings LLC as of the date first above written.

By: /s/ Steven J. Wright
Steven J. Wright
Authorized Person

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "DIRECT EDGE HOLDINGS LLC", FILED IN THIS OFFICE ON THE FIFTH DAY OF JUNE, A.D. 2007, AT 4:55 O'CLOCK P.M.


SECRETARY'S OFFICE
DELAWARE

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4364772 8100

070675736

AUTHENTICATION: 5733018

DATE: 06-06-07

FINAL 4/13/09

Redacted portions of this Agreement will be noted as "Redacted-Business Confidential"

FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT

OF

DIRECT EDGE HOLDINGS LLC

Dated as of April 13, 2009

TABLE OF CONTENTS

FOURTH AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
OF DIRECT EDGE HOLDINGS LLC

This Fourth Amended and Restated Limited Liability Company Operating Agreement is made as of April 13, 2009 (the "Effective Date"), by and among Citadel Derivatives Group LLC ("Citadel"), The Goldman Sachs Group, Inc. ("Goldman"), Knight/Trimark, Inc. ("Knight"), International Securities Exchange Holdings, Inc. ("ISE Holdings"), DB US Financial Markets Holding Corporation ("DB"), LabMorgan Corporation ("JPMorgan"), Merrill Lynch L.P. Holdings, Inc. ("Merrill"), Nomura Securities International, Inc. ("Nomura"), and Sun Partners LLC ("Sun", and together with DB, JPMorgan, Merrill and Nomura, the "ISE Stock Exchange Consortium Members"), and all other Persons (as defined in Section 1.1) who become parties hereto as Members (as defined in Section 1.1) of Direct Edge Holdings LLC (the "Company"), in accordance with the terms hereof, for purposes of recording their agreement regarding the affairs of the Company and the conduct of its business.

Recitals

WHEREAS, on June 5, 2007, Knight formed the Company as a limited liability company pursuant to the Act (as defined in Section 1.1), by causing to be filed a Certificate of Formation of the Company, attached hereto as Exhibit A (the "Certificate"), with the office of the Secretary of State of the State of Delaware, and entered into the Limited Liability Company Operating Agreement of the Company as the sole member (the "Initial Agreement");

WHEREAS, the Company was formed for the purpose of operating an ECN (as defined in Section 1.1) through its ownership of 100% of the ownership interest in Direct Edge ECN LLC, a Delaware limited liability company ("Direct Edge");

WHEREAS, on July 23, 2007, Citadel purchased Units (as defined in Section 1.1) representing a [Redacted-Business Confidential] ownership interest in the Company pursuant to that certain Purchase Agreement, dated as of June 12, 2007, as amended pursuant to the Amendment to Purchase Agreement, dated as of July 23, 2007, among the Company, Citadel and solely with respect to certain sections thereof, Knight Capital Group, Inc. (the "Citadel Purchase Agreement");

WHEREAS, on July 23, 2007, Citadel and Knight amended and restated the Initial Agreement in its entirety to reflect the issuance of Units to Citadel pursuant to the Citadel Purchase Agreement and the admission of Citadel as a Member of the Company (the "First Amended Agreement");

WHEREAS, the Company issued to Citadel a Warrant, dated as of July 23, 2007 (the "Warrant"), pursuant to which Citadel exercised in full its right to purchase up to [Redacted-Business Confidential] Units from the Company on September 28, 2007;

WHEREAS, on September 28, 2007, Goldman purchased Units from Knight and Citadel representing a [Redacted-Business Confidential] ownership interest in the Company pursuant to that certain Purchase Agreement, dated as of August 10, 2007, among the Knight Capital Group, Inc., Citadel and Goldman (the "Goldman Purchase Agreement");

WHEREAS, on September 28, 2007, Citadel, Goldman and Knight amended and restated the First Amended Agreement in its entirety to reflect the purchase of Units by Goldman from Knight and Citadel pursuant to the Goldman Purchase Agreement and the admission of Goldman as a Member of the Company (the "Second Amended Agreement");

WHEREAS, on December 23, 2008 and immediately prior to the execution and delivery of the Third Amended Agreement (as defined below), ISE Holdings purchased (i) all of the Class B limited liability company membership interests of ISE Exchange from Knight and Citadel representing in the aggregate a [Redacted-Business Confidential] ownership interest in ISE Stock Exchange, LLC, a Delaware limited liability company ("ISE Exchange"), and (ii) Units from Citadel, Goldman and Knight representing a [Redacted-Business Confidential] ownership interest in the Company (the "ISE Purchases"), in each case pursuant to that certain Transaction Agreement, dated as of August 22, 2008 (the "Transaction Agreement"), among Citadel, Goldman, Knight, the Company, ISE Holdings, ISE Exchange, International Securities Exchange, LLC, a Delaware limited liability company ("ISE LLC"), and Maple Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of the Company ("Merger Sub");

WHEREAS, immediately following the ISE Purchases, ISE Holdings and the ISE Stock Exchange Consortium Members owned in aggregate 100% of the ownership interest in ISE Exchange;

WHEREAS, on December 23, 2008 (i) immediately following the ISE Purchases, ISE Exchange merged with and into Merger Sub pursuant to the Transaction Agreement (the "Merger"), with Merger Sub surviving the merger as a wholly owned subsidiary of the Company (the "Surviving Company"), as a result of which Merger, the ownership interests in ISE Exchange owned by ISE Holdings and the ISE Stock Exchange Consortium Members were converted into Units; and (ii) immediately following the Merger, ISE Holdings made a capital contribution to the Company pursuant to the Transaction Agreement (the "ISE Capital Contribution");

WHEREAS, as a result of the ISE Purchases and the Merger, Knight, Citadel and Goldman each owned Units representing a [Redacted-Business Confidential] ownership interest in the Company, ISE Holdings owned Units representing a [Redacted-Business Confidential] ownership interest in the Company and the ISE Stock Exchange Consortium Members owned Units representing a 9.42% ownership interest in the Company, in aggregate;

WHEREAS, on December 23, 2008, (A) simultaneous with the effectiveness of the Merger, the Second Amended Agreement was amended and restated in its entirety (the "Third Amended Agreement") to reflect (i) the purchase of Units by ISE Holdings from Citadel, Goldman and Knight pursuant to the Transaction Agreement, (ii) the admission of ISE Holdings as a Member of the Company, (iii) the Merger, (iv) the admission, pursuant to Section 18-301(b)(3) of the Act, of the ISE Stock Exchange Consortium Members as Members of the Company as a result of the Merger, and (v) the current requirements applicable to national securities exchanges; and (B) immediately following the amendment and restatement of the Second Amended Agreement in its entirety, Exhibit B and Exhibit C of the Third Amended Agreement were deemed amended to reflect the ISE Capital Contribution, as a result of which, Knight, Citadel and Goldman each owned Units representing a 19.9% ownership interest in the Company, ISE Holdings owned Units representing a 31.54% ownership interest in the Company and the ISE Stock Exchange Consortium Members owned Units representing a 8.76% ownership interest in the Company, in aggregate;

WHEREAS, the Company expects to form EDGX Exchange, Inc., a Delaware corporation ("EDGX"), and EDGA Exchange, Inc., a Delaware corporation ("EDGA"), and transfer to each of EDGX and EDGA certain assets of the Company;

WHEREAS, the Company expects to file a Form 1 Application for Registration as a national securities exchange with the United States Securities and Exchange Commission (the "SEC") to register each of EDGX and EDGA as a national securities exchange (each, a "Form 1");

WHEREAS, prior to the Merger, the ISE Stock Exchange operated a marketplace for the trading of U.S. cash equity securities by equity electronic access members of ISE LLC under the rules of the ISE as a Facility of ISE LLC (the "ISE Exchange");

WHEREAS, after the Merger, Merger Sub, as successor in interest to ISE Stock Exchange, operates the ISE Exchange as a Facility of ISE LLC;

WHEREAS, the ISE Exchange will cease operations if the Commission approves the EDGX and EDGA Form I applications;

[WHEREAS, pursuant to Section 18-101(7) of the Act, the ISE Stock Exchange Consortium Members are bound by this Agreement as Members of the Company as if signatories hereto];

WHEREAS, the Members desire to amend and restate the Third Amended Agreement in its entirety to modify certain management rights set forth therein.

NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby continue the Company without dissolution, amend and restate the Third Amended Agreement in its entirety and agree as follows:

Article I
Defined Terms

1.1 Definitions. The following terms shall have the following meanings as used in this Agreement:

"AAA" shall have the meaning set forth in Section 15.8.

"Act" shall mean the Delaware Limited Liability Company Act, 6 Del. C. § 18-101 et seq., as amended and in effect from time to time, and any successor statute.

"Additional Capital Contribution" shall have the meaning set forth in Section 5.2(b).

"Affiliate" shall have the meaning set forth in Rule 12b-2 under the Exchange Act.

"Agreement" shall mean this fourth amended and restated limited liability company operating agreement, including all exhibits hereto, as amended, restated or supplemented from time to time.

"Annual Budget" shall have the meaning set forth in Section 11.4.

"Arbitrator Panel" shall have the meaning set forth in Section 15.8.

"Associated Businesses" shall have the meaning set forth in Section 7.15(b).

"Bankruptcy" shall have the meaning ascribed thereto in Sections 18-101(1) and 18-304 of the Act.

"Bankruptcy Code" shall mean the Bankruptcy Reform Act of 1978, 11 U.S.C. § 101 et seq., as amended and in effect from time to time, and any successor statute.

"beneficially owned" shall have the meaning set forth in Rule 13d-3 under the Exchange Act. "owned beneficially" and similar formulations shall have correlative meanings.

"Board" shall have the meaning set forth in Section 7.1(a).

"Business Day" shall mean a day other than a Saturday or a Sunday on which commercial banks in New York are not required or permitted under applicable laws or regulations to close.

"Capital Account" shall mean a capital account maintained for each Member in accordance with the principles and requirements set forth in Section 704(b) of the Code.

"Capital Call Amount" shall have the meaning set forth in Section 5.2(b).

"Capital Call Notice" shall have the meaning set forth in Section 5.2(b).

"Capital Call Response Date" shall have the meaning set forth in Section 5.2(b).

"Capital Contribution" shall mean the amount of all capital contributions, including Additional Capital Contributions, contributed by a Member in its capacity as such at any point in time.

"Capital Contribution Date" shall have the meaning set forth in Section 5.2(d).

"Capital Contribution Shortfall" shall have the meaning set forth in Section 5.2(c).

"Certificate" shall have the meaning set forth in the recitals.

"Citadel" shall have the meaning set forth in the preamble.

"Citadel Confidentiality Agreement" shall mean the confidentiality agreement among Knight Capital Group, Inc., Direct Edge ECN LLC and Citadel Limited Partnership, dated February 22, 2007.

"Citadel Purchase Agreement" shall have the meaning set forth in the recitals.

"Client" shall have the meaning set forth in Section 7.15(c).

"Code" shall mean the United States Internal Revenue Code of 1986, as amended and in effect from time to time.

"Company" shall have the meaning set forth in the preamble.

"Company BFO" shall have the meaning set forth in Section 6.5(a).

"Company-Related SRO" shall mean (i) any Exchange Subsidiary of the Company that is registered with the SEC as a national securities exchange, as provided in Section 6 of the Exchange Act, and (ii) ISE SRO.

"Company Sale" shall have the meaning set forth in Section 6.5(a).

"Company's business" shall mean the business of the Company and its subsidiaries.

"Compelled Members" shall have the meaning set forth in Section 6.3(a).

"Compellors" shall have the meaning set forth in Section 6.3.

"Competing Prospective Licensee" shall have the meaning set forth in Section 10.7(b).

"Confidential Information" shall have the meaning set forth in Section 7.15(b).

"Consortium Units" shall have the meaning set forth in Section 6.2(a).

"Controlling Units" shall have the meaning set forth in Section 6.3.

"Conversion" shall have the meaning set forth in Section 7.19(a).

"Covered Persons" shall have the meaning set forth in Section 15.1(a).

"DB" shall have the meaning set forth in the preamble.

"Delaware UCC" shall have the meaning set forth in Section 4.2.

"Direct Edge" shall have the meaning set forth in the recitals.

"Distributable Cash" shall have the meaning set forth in Section 8.1.

"Distribution Plan" shall mean a capital spending and distribution plan adopted pursuant to Section 7.7(c)(5) or Section 7.7(f)(3).

"Drag-Along Offer" shall have the meaning set forth in Section 6.3.

"Drag-Along Notice" shall have the meaning set forth in Section 6.3(b).

"ECN" shall mean an "electronic communications network" as defined in Rule 600(b) of Regulation NMS of the Exchange Act.

"EDGA" shall have the meaning set forth in the recitals.

"EDGX" shall have the meaning set forth in the recitals.

"Effective Date" shall have the meaning set forth in the preamble.

"Eligible Subsidiary" shall have the meaning set forth in Section 7.18.

"Eligible Units" shall have the meaning set forth in Section 6.2(f).

"Ending Date" shall have the meaning set forth in Section 6.4(b).

"Exchange Act" shall mean the Securities Exchange Act of 1934, as amended and in effect from time to time, and any successor statute.

"Exchange Member" shall mean (i) any registered broker or dealer, as defined in Section 3(a)(48) of the Exchange Act, that is registered with the SEC under the Exchange Act and that has been admitted to membership in the national securities exchange operated by a Company-Related SRO other than ISE SRO, (ii) any associated person of any registered broker or dealer (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act) that has been admitted to membership in the national securities exchange operated by a Company-Related SRO other than ISE SRO, or (iii) for so long as ISE Exchange is a Facility of ISE LLC, (a) any holder of Electronic Access Member Rights, as defined in the Second Amended and Restated Limited Liability Company Agreement of ISE LLC, and (b) any associated person of any holder of Electronic Access Member Rights (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act).

"Exchange Subsidiaries" shall mean (i) EDGX, (ii) EDGA, (iii) any subsidiary of the Company that is registered with the SEC as a national securities exchange, and (iv) Merger Sub (including the ISE Exchange), for so long as ISE Exchange is a Facility of a national securities exchange.

"Excluded Units" shall have the meaning set forth in Section 6.4(c).

"Exempt Person" shall have the meaning set forth in Section 7.15(c).

"Facility" shall have the meaning set forth in Section 3(a)(2) of the Exchange Act.

"Fill-Up Amount" shall have the meaning set forth in Section 5.2(c).

"Fill-Up Member" shall have the meaning set forth in Section 5.2(c).

"Fill-Up Notice" shall have the meaning set forth in Section 5.2(c).

"Fill-Up Response Date" shall have the meaning set forth in Section 5.2(c).

"Final Contribution Notice" shall have the meaning set forth in Section 5.2(d).

"FINRA" shall mean the Financial Industry Regulatory Authority.

"First Amended Agreement" shall have the meaning set forth in the recitals.

"First Fill-Up Amount" shall have the meaning set forth in Section 5.2(c).

"First Fill-Up Member" shall have the meaning set forth in Section 5.2(c).

"First Option Period" shall have the meaning set forth in Section 6.2(c).

"Fiscal Year" shall mean the calendar year.

"Form 1" shall have the meaning set forth in the recitals.

"Fully Participating Members" shall have the meaning set forth in Section 5.2(c).

"Goldman" shall have the meaning set forth in the preamble.

"Goldman Confidentiality Agreement" shall mean the Reciprocal Non-Disclosure and Non-Promotion Agreement between Direct Edge and Goldman dated February 5, 2007.

"Goldman Purchase Agreement" shall have the meaning set forth in the recitals.

"Independent Accountants" shall have the meaning set forth in Section 11.6(a).

"Individual Additional Capital Contribution" shall have the meaning set forth in Section 5.2(b).

"Initial Agreement" shall have the meaning set forth in the recitals.

"Initial Members" shall mean Knight, Citadel, Goldman, ISE Holdings and the ISE Stock Exchange Consortium Members (together, in each case, with Affiliates of such Person to whom Units originally held by such Person have been Transferred and who have been admitted to the Company as Members).

"Initial Public Offering" means the first registered offering of shares of capital stock of the Company or any successor to the Company (whether by merger, conversion, the transfer of all or substantially all of the assets of the Company or otherwise), or a subsidiary of the Company, as the case may be, under the Securities Act pursuant to an effective registration statement.

"Intellectual Property" shall have the meaning set forth in Section 7.15(c).

"IRS" shall have the meaning set forth in Section 7.17(b).

"ISE Capital Contribution" shall have the meaning set forth in the recitals

"ISE Confidentiality Agreement" shall mean the confidentiality agreement among ISE Holdings and the Company, dated December 6, 2007.

"ISE Exchange" shall have the meaning set forth in the recitals.

"ISE Exercise Notice" shall have the meaning set forth in Section 6.5(a).

"ISE Holdings" shall have the meaning set forth in the preamble.

"ISE LLC" shall have the meaning set forth in the recitals.

"ISE LLC Director" shall have the meaning set forth in Section 7.1(d).

"ISE Non-Exercise Notice" shall have the meaning set forth in Section 6.5(a).

"ISE Option Period" shall have the meaning set forth in Section 6.5(a).

"ISE ROFR" shall have the meaning set forth in Section 6.5(a).

"ISE SRO" means ISE LLC for so long as ISE Exchange is a Facility of ISE LLC.

"ISE Stock Exchange Consortium Members" shall have the meaning set forth in the preamble.

"ISE Stock Exchange Consortium Option" shall have the meaning set forth in Section 6.2(b).

"ISE Stock Exchange Consortium Option Period" shall have the meaning set forth in Section 6.2(b).

"Issuance Period" shall have the meaning set forth in Section 6.4(b).

"Issued Price" shall have the meaning set forth in Section 6.4(a).

"Issued Terms" shall have the meaning set forth in Section 6.4(a).

"Issued Units" shall have the meaning set forth in Section 6.4(a).

"JPMorgan" shall have the meaning set forth in the preamble.

"Knight" shall have the meaning set forth in the preamble.

"Knight Capital" means Knight Capital Group, Inc., a Delaware corporation.

"Liquidator" shall have the meaning set forth in Section 13.2(b).

"Manager" shall have the meaning set forth in Section 7.1(a).

"Management Units" shall have the meaning set forth in Section 6.4(c)(2).

"Member" shall mean any Person (i) executing this Agreement as a member of the Company as of the Effective Date, [(ii) admitted as a Member of the Company as of the Merger Date upon the effectiveness of the Merger pursuant to Sections 18-301(b)(3) and 18-101(7) of the Act,] or (iii) hereafter admitted to the Company as an additional or substitute member of the Company as provided in this Agreement, each in its capacity as a member of the Company, and shall have the same meaning as the term "member" under the Act, but does not include any Person who has ceased to be a member of the Company.

"Member BFO" shall have the meaning set forth in Section 6.2(a).

"Merger" shall have the meaning set forth in the recitals.

"Merger Date" shall mean December 23, 2008.

"Merger Sub" shall have the meaning set forth in the recitals.

"Merrill" shall have the meaning set forth in the preamble.

"New Members" shall have the meaning set forth in Section 6.6(d).

"Nomura" shall have the meaning set forth in the preamble.

"Non-Fully Participating Member" shall have the meaning set forth in Section 5.2(c).

"Non-recourse Debt" shall mean a non-recourse liability as defined in Treasury Regulation § 1.752-1(a)(2).

"Non-Selling ISE Stock Exchange Consortium Member" shall have the meaning set forth in Section 6.2(b).

"Non-Selling Notice" shall have the meaning set forth in Section 6.2(e).

"Non-Selling Member Option" shall have the meaning set forth in Section 6.2(e).

"Non-Selling Member Option Period" shall have the meaning set forth in Section 6.2(e).

"Non-Selling Members" shall have the meaning set forth in Section 6.2(a).

"Notice" shall have the meaning set forth in Section 6.2(a).

"Offered Price" shall have the meaning set forth in Section 6.2(a).

"Offered Terms" shall have the meaning set forth in Section 6.2(a).

"Offered Units" shall have the meaning set forth in Section 6.2(a).

"Other State UCC" shall have the meaning set forth in Section 4.2.

"Ownership Limitations" shall mean the ownership limitations set forth in Section 12.1(a)(1) and Section 12.1(a)(2).

"Percentage Interest" shall mean, with respect to a Member, the ratio of the number of Units held by the Member to the total of all of the issued and outstanding Units, expressed as a percentage. For purposes of Article XII and any references to Article XII, Percentage Interest shall also include Units owned, directly or indirectly, of record or beneficially, by a Person, either alone or together with its Related Persons.

"Permitted Person" shall have the meaning set forth in Section 10.7.

"Permitted Transferee" shall have the meaning set forth in Section 6.6(c).

"Person" shall mean any individual, partnership, joint stock company, corporation, entity, association, trust, limited liability company, joint venture, unincorporated organization, and any government, governmental department or agency or political subdivision of any government.

"Potential Purchaser" shall have the meaning set forth in Section 6.2(a).

"Purchase Period" shall have the meaning set forth in Section 6.4(a)(1).

"Purchase Right" shall have the meaning set forth in Section 6.4(a)(1).

"Purchase Right Notice" shall have the meaning set forth in Section 6.4(a).

"Purchasing Member" shall have the meaning set forth in Section 6.4(a)(1).

"Regulatory Funds" shall mean fees, fines or penalties derived from the regulatory operations of a Company-Related SRO, provided that Regulatory Funds shall not include revenues derived from listing fees, market data revenues, transaction revenues or any other aspect of the commercial operations of such Company-Related SRO, even if a portion of such revenues are used to pay costs associated with the regulatory operations of such Company-Related SRO.

"Related Persons" shall mean with respect to any Person: (A) any Affiliate of such Person; (B) any other Person with which such first Person has any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of Units; (C) in the case of a Person that is a company, corporation or similar entity, any executive officer (as defined under Rule 3b-7 under the Exchange Act) or director of such Person and, in the case of a Person that is a partnership or limited liability company, any general partner, managing member or manager of such Person, as applicable; (D) in the case of any Exchange Member, any Person that is associated with the Exchange Member (as determined using the definition of "person associated with a member" as defined under Section 3(a)(21) of the Exchange Act); (E) in the case of a Person that is a natural person and an Exchange Member, any broker or dealer that is also an Exchange Member with which such Person is associated; (F) in the case of a Person that is a natural person, any relative or spouse of such Person, or any relative of such spouse who has the same home as such Person or who is a director or officer of the Company or any of its parents or subsidiaries; (G) in the case of a Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act) or a director of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (H) in the case of a Person that is a general partner, managing member or manager of a partnership or limited liability company, such partnership or limited liability company, as applicable.

"Remaining Issued Units" shall have the meaning set forth in Section 6.4(b).

"Representatives" shall have the meaning set forth in Section 7.15(b).

"Restricted Entity" shall have the meaning set forth in Section 7.18.

"ROFR Ending Date" shall have the meaning set forth in Section 6.2(i).

"ROFR Purchasing Member" shall have the meaning set forth in Section 6.2(e).

"Rules" shall have the meaning set forth in Section 3(a)(27) of the Exchange Act, with respect to a Company-Related SRO; provided that for purposes of this Agreement, it shall not include the certificate of formation, certificate of incorporation, by-laws, operating agreement or constitution of such Company-Related SRO.

"Sale Notice" shall have the meaning set forth in Section 6.5(a).

"Sale Price" shall have the meaning set forth in Section 6.5(a).

"SEC" shall have the meaning set forth in the recitals.

"Second Amended Agreement" shall have the meaning set forth in the recitals.

"Securities Act" shall mean the Securities Act of 1933, as amended and in effect from time to time, and any successor statute.

"Selling Member" shall have the meaning set forth in Section 6.2(a).

"Services Agreements" shall mean the Transition Services Agreement between Knight Capital and the Company, dated as of July 23, 2007, the Amended and Restated Cross License Agreement among Knight Equity Markets, L.P., Direct Trading Institutional, L.P., Knight Capital, Direct Edge and the Company, dated as of September 28, 2007, the Regulatory Services Agreement between ISE LLC and the Surviving Company, dated as of December 23, 2008, the License Agreement between ISE LLC and the Company, dated as of August 22, 2008, and the Facilities Management Agreement between ISE LLC and the Company, dated as of August 22, 2008.

"Shortfall Amount" shall have the meaning set forth in Section 8.1(a).

"Specified Transferee" shall mean with respect to any Member, (i) any Affiliate of such Member, (ii) any Person that acquires substantially all of the assets of such Member, so long as such Member has, immediately prior to such acquisition, material assets and/or operations other than its Units, (iii) any Person that, through a merger, consolidation, recapitalization, sale of equity interests or other transaction or series of transactions involving such Member, owns in the surviving entity after the closing of such transaction a majority of the outstanding equity interests when it did not own a majority of the equity interests in such Member immediately prior to such transaction, so long as such Member or the other Affiliates of such Member involved in such transactions and which such Person controls after the closing had material assets and/or operations other than its Units immediately prior to such closing, and (iv) until December 23, 2010, a Strategic Investor.

"SRO" shall mean a "self-regulatory organization" as defined in Section 3(a)(26) of the Exchange Act.

"Strategic Investor" shall mean a firm reasonably determined by a majority of all the Managers of the Board to have demonstrated the ability to direct significant order flow to the Company; provided that for any determination prior to December 23, 2010, a firm shall only be deemed to be a Strategic Investor so long as the aggregate number of Units issued by the Company, or Transferred by the Members, to all Strategic Investors (in one or more tranches or transactions), which issuances or Transfers were made in accordance with the provisions of this Agreement, does not exceed 15% of the number of Units outstanding as of the Merger Date. For illustrative purposes only, if each of two Strategic Investors is issued 7% of the number of Units outstanding as of the Merger Date for an aggregate of 14%, another firm could be issued or have Transferred to it only up to 1% of the number of Units outstanding as of the Merger Date in order to satisfy the definition of and be considered a Strategic Investor.

"Sun" shall have the meaning set forth in the preamble.

"Surviving Company" shall have the meaning set forth in the recitals.

"Surviving Corporation Shares" shall have the meaning set forth in Section 7.19(b).

"Tax Amount" of a Member for a Fiscal Year or other period shall mean the product of (a) the Tax Rate for such Fiscal Year or other period, and (b) the Member's Tax Amount Base for such Fiscal Year or other period.

"Tax Amount Base" of a Member for a Fiscal Year or other period shall mean the product of (a) the taxable income (for U.S. federal income tax purposes) of the Company determined without regard to any adjustments under §743 of the Code or as a result of the application of §704 of the Code with respect to any variation between the fair market value and tax basis of any assets at the time such assets were contributed to the Company and (b) the Member's Percentage Interest.

"Tax Distributions" shall have the meaning set forth in Section 8.1(a).

"Tax Matters Partner" shall have the meaning set forth in Section 7.17(a).

"Tax Rate" of a Member for a Fiscal Year or other period shall mean the highest effective marginal combined United States federal, state and local income tax rate applicable during such Fiscal Year to a corporation doing business exclusively in New York City, giving proper effect to the federal deduction for state and local income taxes.

"Third Amended Agreement" shall have the meaning set forth in the recitals.

"Transaction Agreement" shall have the meaning set forth in the recitals.

"Transfer" shall mean, (i) when used as a verb, to sell, transfer, assign, encumber or otherwise dispose of, directly or indirectly, voluntarily or involuntarily, by operation of law or otherwise, and (ii) when used as a noun, a direct or indirect, voluntary or involuntary, sale, transfer, assignment, encumbrance or other disposition by operation of law or otherwise.

"Treasury Regulations" shall mean the regulations promulgated by the United States Department of the Treasury pursuant to the Code.

"Units" shall mean the units of interest in the ownership and profits and losses of the Company and such Member's right to receive distributions in its capacity as a Member.

"Unit Holders List" shall have the meaning set forth in Section 6.8.

"Unrestricted Period" shall have the meaning set forth in Section 6.2(i).

"Using Member" shall have the meaning set forth in Section 10.8(a).

"Vendor" shall have the meaning set forth in Section 7.15(c).

"Voting Limitations" shall mean the voting limitations set forth in Section 12.1(a)(3).

"Warrant" shall have the meaning set forth in the recitals.

1.2 Rules of Construction. Unless the context otherwise requires, definitions in this Agreement apply equally to both the singular and plural forms of the defined terms. The terms "include" and "including" and other words of similar import shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular section or subsection. The headings appear as a matter of convenience only and shall not affect the interpretation of this Agreement. All section, subsection, clause and exhibit references not attributed to a particular document shall be references to such parts of this Agreement.

1.3 Effectiveness; Third Amended Agreement.

(a) This Agreement shall become effective on the Effective Date and shall continue until terminated. Notwithstanding any provision in this Agreement and the Third Amended Agreement and without the consent of any Person being required, the Transaction Agreement, the formation of EDGX and EDGA, the filing of each Form 1 and the Company's execution, delivery and performance of this Agreement are hereby authorized, approved and ratified in all respects.

(b) The Initial Members hereby irrevocably and unconditionally agree that the Third Amended Agreement is hereby amended and restated in its entirety as set forth herein.

Article II
Organization

2.1 Formation of Direct Edge. The Initial Members hereby: (a) ratify the formation of the Company as a limited liability company under the Act, the execution of the Certificate by Steven J. Wright as an "authorized person" of the Company within the meaning of the Act, and the filing of the Certificate with the office of the Secretary of State of the State of Delaware; and (b) agree that the rights, duties and liabilities of the Members shall be as provided in the Act, except as otherwise provided herein.

2.2 Name. The name of the Company shall be Direct Edge Holdings LLC. However, the business of the Company may be conducted, upon compliance with all applicable laws, under any other name selected by the Board from time to time.

2.3 Registered Office; Registered Agent; Principal Office; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be the office of the initial registered office named in the Certificate or such other registered office (which need not be a place of business of the Company) as the Board may designate from time to time in the manner provided by the Act. The registered agent of the Company required by the Act to be maintained in the State of Delaware shall be The Corporation Trust Company, which is located at 1209 Orange Street in the City of Wilmington, County of New Castle, Delaware, or such other Person or Persons as the Board may designate from time to time in the manner provided by the Act. The principal office of the Company on the date hereof is 545 Washington Boulevard, Jersey City, New Jersey 07310, and the Company shall maintain there the records required to be maintained under Section 18-305 of the Act. In addition, the Company may maintain such other offices as the Board may deem advisable at any other place or places within or without the State of Delaware.

2.4 Intent. The Members intend that (a) the Company shall always be operated in a manner consistent with its treatment as a partnership for United States federal income tax purposes (and, to the extent possible, for state income tax purposes) within the United States and the Members be treated as partners for United States federal income tax purposes (and to the extent possible, for state income tax purposes), and (b) the Company, to the extent not inconsistent with the foregoing clause (a), shall not be operated or treated as a partnership for purposes of Section 303 of the Bankruptcy Code. Neither the Company nor any Member shall take any action or fail to take any action (including the making of, or failure to make, appropriate tax elections) inconsistent with the express intent of the parties hereto as set forth in the immediately preceding sentence.

2.5 Interest of Members; Property of Company. Units held by a Member shall be personal property of such Member for all purposes. All real and other property owned by the Company shall be deemed property of the Company that is owned by the Company as an entity, and no Member shall own such property in an individual capacity. No Member shall be entitled to interest on or with respect to any Capital Contribution. Except as provided in this Agreement, no Member shall be entitled to withdraw any part of such Member's Capital Contribution or to receive distributions from the Company.

2.6 Limited Liability. Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and neither any Member nor any Manager shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member or Manager of the Company.

Article III
Purpose

3.1 Purpose. Subject to the provisions of this Agreement, the purpose of the

Company is (a) to operate one or more national securities exchanges, (b) to operate one or more facilities of a national securities exchange, (c) to operate one or more SROs, and (d) to engage in any other business or activity in which a limited liability company organized under the laws of the State of Delaware may lawfully engage.

Article IV
Equity Interests

4.1 The Units.

(a) The Company's equity interests shall be represented by the Units.

(b) All Units are identical to each other and accord the holders thereof the same obligations, rights, and privileges as are accorded to each other holder thereof.

(c) The Company is authorized to issue certificates to represent any or all of the Units. In the event the Company issues certificates evidencing the Units issued by the Company, the certificates shall bear the following restrictive legends (in addition to any legend restrictions required under applicable state securities laws):

"THE RIGHTS, POWERS, PREFERENCES, RESTRICTIONS (INCLUDING TRANSFER RESTRICTIONS) AND LIMITATIONS OF THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SET FORTH IN, AND THIS CERTIFICATE AND THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED HEREBY ARE ISSUED IN ACCORDANCE WITH AND SHALL IN ALL RESPECTS BE SUBJECT TO, THE TERMS AND PROVISIONS OF THE FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF DIRECT EDGE HOLDINGS LLC, DATED AS OF APRIL 13, 2009, AS THE SAME MAY BE AMENDED AND/OR RESTATED FROM TIME TO TIME (THE "AGREEMENT"). THE TRANSFER, SALE, ASSIGNMENT, ENCUMBRANCE OR DISPOSITION IN ANY MANNER, WHETHER DIRECT OR INDIRECT, VOLUNTARY OR INVOLUNTARY, BY OPERATION OF LAW OR OTHERWISE, OF THIS CERTIFICATE AND THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED HEREBY ARE RESTRICTED AS DESCRIBED IN THE AGREEMENT.

EACH LIMITED LIABILITY COMPANY INTEREST REPRESENTED HEREBY SHALL CONSTITUTE A "SECURITY" WITHIN THE MEANING OF, AND GOVERNED BY, (I) ARTICLE 8 OF THE UNIFORM COMMERCIAL CODE (INCLUDING SECTION 8-102(A)(15) THEREOF) AS IN EFFECT FROM TIME TO TIME IN THE STATE OF DELAWARE (THE "DELAWARE UCC") AND (II) THE CORRESPONDING PROVISIONS OF THE UNIFORM COMMERCIAL CODE OF ANY OTHER APPLICABLE JURISDICTION THAT NOW OR HEREAFTER SUBSTANTIALLY INCLUDES THE 1994 REVISIONS TO ARTICLE 8 THEREOF AS ADOPTED BY THE AMERICAN LAW INSTITUTE AND THE NATIONAL CONFERENCE OF COMMISSIONERS ON UNIFORM STATE LAWS AND APPROVED BY THE AMERICAN BAR ASSOCIATION ON FEBRUARY 14, 1995 (EACH, AN "OTHER STATE UCC"). FOR ALL PURPOSES OF ARTICLE 8 OF THE DELAWARE UCC AND ANY OTHER STATE UCC AND TO THE

FULLEST EXTENT PERMITTED BY LAW, THE LAWS OF THE STATE OF DELAWARE SHALL CONSTITUTE THE LOCAL LAW OF DIRECT EDGE HOLDINGS LLC IN ITS CAPACITY AS THE ISSUER OF THE LIMITED LIABILITY COMPANY INTERESTS REPRESENTED HEREBY."

In addition, unless counsel to the Company has advised the Company that such legend is no longer needed, each certificate evidencing Units issued by the Company shall bear a legend in substantially the following form:

"THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED PURSUANT TO THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS, AND SUCH SECURITIES MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS THEY ARE REGISTERED AND QUALIFIED IN ACCORDANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM SUCH REGISTRATION AND QUALIFICATION SHALL APPLY."

4.2 Article 8 Opt-In. Each limited liability company interest in the Company (including each Unit) shall constitute a "security" within the meaning of, and governed by, (a) Article 8 of the Uniform Commercial Code (including Section 8-102(a)(15) thereof) as in effect from time to time in the State of Delaware (the "Delaware UCC") and (b) the corresponding provisions of the Uniform Commercial Code of any other applicable jurisdiction that now or hereafter substantially includes the 1994 revisions to Article 8 thereof as adopted by the American Law Institute and the National Conference of Commissioners on Uniform State Laws and approved by the American Bar Association on February 14, 1995 (each, an "Other State UCC"). For all purposes of Article 8 of the Delaware UCC and any Other State UCC and to the fullest extent permitted by law, the laws of the State of Delaware shall constitute the local law of the Company in the Company's capacity as the issuer of Units.

4.3 Transfer Books. The Company shall maintain books for the purpose of registering the Transfer of Units, and, upon any Transfer of Units, the Company shall notify the registered owner of any applicable restrictions on the Transfer of limited liability company interests in the Company. If Units are represented by certificates, in connection with a Transfer in accordance with this Agreement of any certificated Units, the endorsed certificate(s) evidencing the Units shall be delivered to the Company for cancellation, and the Company shall thereupon issue a new certificate to the transferee evidencing the Units that were Transferred and, if applicable, the Company shall issue a new certificate to the transferor evidencing any Units registered in the name of the transferor that were not Transferred.

4.4 Certificate Signature. If Units are represented by certificates, each such certificate shall be executed by manual or facsimile signature of an officer on behalf of the Company.

Article V
Contributions of Members

5.1 Capital Contributions.

(a) Each Member's Capital Account is set forth opposite its name on Exhibit B, as amended from time to time.

(b) The value assigned to any Capital Contribution shall be equal to the amount of cash and the fair market value of all other assets, services and/or properties contributed by such Member.

(c) The number of Units held by, and Percentage Interest of, each Member is set forth on Exhibit C, as amended from time to time.

(d) In the event of any dispute as to the fair market value of any Capital Contribution made through the provision of services or the contribution of assets or property, the fair market value of such Capital Contribution shall be finally determined by nationally recognized, independent certified public accountants chosen by the Board that have no current business relationship with any of the disputing Members or the Company or as the Members shall otherwise agree.

5.2 Additional Capital Contributions.

(a) The provisions of this Section 5.2 are subject to Article XII, including Section 12.1.

(b) If the Board from time to time, by a majority of the Managers then serving on the Board, authorizes the Company to call for additional capital contributions from the Members (each, an "Additional Capital Contribution"), the Company shall deliver a written request (a "Capital Call Notice") to each Member to make such Additional Capital Contributions. The Capital Call Notice shall specify (i) the aggregate amount of Additional Capital Contributions to be raised by all of the Members (the "Capital Call Amount"), (ii) the Percentage Interest of each Member, (iii) the maximum amount of Additional Capital Contribution that the Company requests from each Member, which amount shall be equal to the Capital Call Amount multiplied by the Percentage Interest of each Member, expressed in decimals (each, an "Individual Additional Capital Contribution"), and (iv) the date on or prior to which each Member must inform the Company as to its election to contribute capital and the amount thereof (the "Capital Call Response Date"), which date shall be at least 15 calendar days after the date of the Capital Call Notice. Subject to the limitations set forth in Article XII, each Member shall have the right, but not the obligation, to contribute cash to the capital of the Company in an amount up to or equal to its Individual Additional Capital Contribution by delivering a written notice to the Company of the amount it elects to contribute on or before the Capital Call Response Date. If any Member timely elects to contribute an amount that is less than its Individual Additional Capital Contribution, then such amount shall be accepted by the Company, but such Member shall be deemed to have declined to exercise its right to make its full Individual Additional Capital Contribution.

(c) If a Member fails to elect to make its full Individual Additional Capital Contribution pursuant to Section 5.2(b) or elects not to make any Additional Capital Contribution (a "Non-Fully Participating Member") by the Capital Call Response Date, then the Company shall deliver to each of the Members who did elect to contribute their full Individual Additional Capital Contributions (the "Fully Participating Members") a notice (the "Fill-Up Notice") specifying (i) the difference between the Capital Call Amount and the aggregate contributions elected to be made by all Members prior to or on the Capital Call Response Date (the "Capital Contribution Shortfall"), (ii) that each of the Fully Participating Members may elect to contribute an additional amount of capital up to and including the Capital Contribution Shortfall, provided, that the aggregate amount that any Member may elect cannot (A) exceed the Capital Contribution Shortfall, or (B) result in such Member's Percentage Interest violating the limitations set forth in Article XII, and (iii) the date on or before when such Member must inform the Company that it elects to make such an additional capital contribution and the amount thereof (such Member's "Fill-Up Amount"), which date shall be at least seven calendar days after the date of the Fill-Up Notice (the "Fill-Up Response Date"). In the event that the Fully Participating Members elect to make contributions pursuant to this Section 5.2(c) in excess of the Capital Contribution Shortfall (such Fully Participating Members, the "Fill-Up Members"), then, first, each Fill-Up Member (a "First Fill-Up Member") whose Fill-Up Amount is equal to or less than its pro rata portion of the Capital Contribution Shortfall, based on the ratio of the Percentage Interest of such Fill-Up Member to the aggregate of the Percentage Interests of all of the Fill-Up Members, shall be entitled, subject to the limitations set forth in Article XII, to contribute its Fill-Up Amount (such Fill-Up Amount, the "First Fill-Up Amount"), and, second, each other Fill-Up Member shall be entitled, subject to the limitations set forth in Article XII, to contribute a pro rata portion, based on the ratio of the Percentage Interest of such Fill-Up Member to the aggregate of the Percentage Interests of all of the Fill-Up Members other than First Fill-Up Members, of an amount that is equal to the amount of the Capital Contribution Shortfall, less the aggregate of the First Fill-Up Amounts.

(d) The Company shall, promptly after the Fill-Up Response Date, deliver to each of the Members a notice (the "Final Contribution Notice") confirming (i) the amount of capital such Member has elected to contribute pursuant to Section 5.2(b), (ii) the amount of capital such Member will contribute pursuant to Section 5.2(c), after taking into account the last sentence thereof, and (iii) the date by which such capital must be contributed to the Company (the "Capital Contribution Date"), which date shall be at least seven calendar days after such notice. The Final Contribution Notice shall also contain the instructions for the Members to make the Additional Capital Contributions. Any election by a Member to make a contribution pursuant to Section 5.2(b) or Section 5.2(c) shall constitute a binding agreement by such Member to contribute capital to the Company in the amount specified (and adjusted pursuant to the last sentence of Section 5.2(c), if applicable) on or before the Capital Contribution Date.

(e) Promptly following the Capital Contribution Date, the Board shall amend Exhibit B to reflect the amount of Additional Capital Contribution made by each Member and Exhibit C to reflect the new number of Units, if any, and Percentage Interest of each Member, which Percentage Interest shall be a percentage derived by dividing the amount in the Capital Account of each Member, as adjusted to reflect any Additional Capital Contribution made by such Member and adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g), by the aggregate amount in all of the Capital Accounts of all of the Members, in each case as adjusted to reflect any Additional Capital Contributions made by all of the Members; provided, that in no event shall the sum of the Percentage Interests of all of the Members exceed one hundred percent.

Article VI
Transferability

6.1 Transfer Generally.

(a) Until December 23, 2010, the Members shall not Transfer any Units except in accordance with requirements set forth in Section 7.7(c)(3) or Section 7.7(d), as applicable. On or after December 23, 2010, the Members shall not Transfer any Units except in accordance with the requirements set forth in Section 7.7(b)(8) or Section 7.7(f)(4), as applicable.

(b) Subject to Section 6.1(a), a Member shall not be permitted to Transfer all or a portion of its Units except subject to, and in compliance with this Section 6.1 and Sections 6.2, 6.3, 6.5 and 6.6. For the avoidance of doubt, Transfers of Units to a Specified Transferee of a Member shall not be subject to Sections 6.2, 6.3 or 6.5.

6.2 Right of First Refusal.

(a) If a Member receives a bona fide written offer ("Member BFO", which, if the Member BFO relates to a Company Sale, shall also be a Company BFO) to purchase Units (whether solicited or unsolicited) from any Person other than a Specified Transferee (a "Potential Purchaser"), including a letter of intent or similar document, and such Member desires to Transfer all or a portion of its Units to such Potential Purchaser, such Member (the "Selling Member") shall first deliver written notice of its desire to do so (the "Notice", which, if the Member BFO relates to a Company Sale, shall also be a Sale Notice) to the Company, to each of the Initial Members (together with the Company, the "Non-Selling Members") and, if (x) the Selling Member is an ISE Stock Exchange Consortium Member, and (y) the aggregate Percentage Interest of all of the ISE Stock Exchange Consortium Members is at least 5%, to the ISE Stock Exchange Consortium Members. The Notice must specify: (i) the Selling Member's bona fide intention to Transfer the Units, (ii) the number of Units that the Selling Member proposes to Transfer (the "Offered Units"), (iii) the proposed consideration per Unit (expressed as a value in cash, the "Offered Price") for which the Selling Member proposes to Transfer the Units, (iv) the identity of the Potential Purchaser, and (v) all other material terms and conditions of the proposed transaction (the "Offered Terms"). Each Notice shall constitute an irrevocable and binding offer by the Selling Member to Transfer the Offered Units in accordance with the Notice and this Section 6.2.

(b) If the Selling Member is an ISE Stock Exchange Consortium Member and the aggregate Percentage Interest of all of the ISE Stock Exchange Consortium Members is at least 5%, then each non-selling ISE Stock Exchange Consortium Member ("Non-Selling ISE Stock Exchange Consortium Member") not then in material breach of this Agreement, subject to such Non-Selling ISE Stock Exchange Consortium Member's right, if any, to cure, shall have an option (the "ISE Stock Exchange Consortium Option") to purchase up to such number of Offered

Units as would enable the Non-Selling ISE Stock Exchange Consortium Members to maintain collectively their then current Percentage Interest, but such purchase right shall not exceed their aggregate Percentage Interest of [Redacted-Business Confidential] (such specified number of Offered Units, the "Consortium Units"), for the Offered Price and on the Offered Terms. A Non-Selling ISE Stock Exchange Consortium Member must exercise such option, if it so desires, no later than 30 calendar days after the Notice has been delivered to it in accordance with Section 6.2(a) or the Non-Selling Notice has been delivered to it in accordance with Section 6.2(d) (such 30 calendar day period, the "ISE Stock Exchange Consortium Option Period"). The ISE Stock Exchange Consortium Option and all rights associated with it shall be subject to Sections 6.2(c) and (d) and the limitations set forth in Article XII.

(c) If the Transfer of Units contemplated by the Member BFO would constitute a Company Sale, ISE Holdings shall have the first option to purchase all of the Offered Units pursuant to Section 6.5, subject to the limitations set forth in Article XII.[1]

(d) The Company shall have the option to purchase all or a portion of the Offered Units for the Offered Price and on the Offered Terms, unless to the extent applicable, ISE Holdings exercises its option to purchase such Offered Units pursuant to Section 6.5; provided, however, that a purchase of Offered Units by the Company shall be void to the extent it would result in a violation by any Member of the limitations set forth in Article XII. The Company must exercise such option, if it so desires, no later than 30 calendar days after the Notice has been delivered to the Company in accordance with Section 6.2(a) or, if the Transfer of Units is subject to Section 6.5, 30 calendar days after the earlier of (i) the date of delivery of the ISE Non-Exercise Notice and (ii) the expiration of the ISE Option Period (the "First Option Period") in each case by written notice to the Selling Member. Any written notice delivered by the Company to the Selling Member exercising the option set forth under this Section 6.2(d) shall constitute an irrevocable commitment by the Company to purchase the number of Offered Units for which the Company has indicated its intention to purchase in such written notice in accordance with the Notice and this Section 6.2. If the Company fails to provide such written notice to the Selling Member prior to the expiration of the First Option Period, then the Company shall forfeit its right to purchase any of the Offered Units.

(e) The Company shall, no later than the last calendar day of the First Option Period, deliver written notice to the Non-Selling Members and, if the Selling Member is an ISE Stock Exchange Consortium Member, to the Non-Selling ISE Stock Exchange Consortium Members (the "Non-Selling Notice") specifying the number, if any, of Offered Units that it does not intend to puchase pursuant to Section 6.2(d). If the Selling Member is an ISE Stock Exchange Consortium Member, the provisions of Section 6.2(b) shall apply. If (i) the Selling Member is not an ISE Stock Exchange Consortium Member, or (ii) there are remaining Offered Units after the application of Section 6.2(b), then each Non-Selling Member that is not then in material breach of this Agreement, subject to such Non-Selling Member's right, if any, to cure, shall have an option (the "Non-Selling Member Option") to purchase all or a portion of the remaining Offered Units eligible for purchase by the Non-Selling Members for the Offered Price

---

and on the Offered Terms, subject to the limitations set forth in Article XII. Each such Non-Selling Member must exercise the Non-Selling Member Option, if it so desires, no later than 30 calendar days after one of the following applicable times (the "Non-Selling Member Option Period"): (x) if the Selling Member is not an ISE Stock Exchange Consortium Member, from the earlier of (i) the date of delivery of the Non-Selling Notice and (ii) the expiration of the First Option Period or (y) if the Selling Member is an ISE Stock Exchange Consortium Member, the expiration of the ISE Stock Exchange Consortium Option Period.

(f) The ISE Stock Exchange Consortium Option or the Non-Selling Member Option, as the case may be, shall be exercised by delivery by such Non-Selling ISE Stock Exchange Consortium Member or Non-Selling Member (a "ROFR Purchasing Member") of written notice to the Selling Member, which shall state the number of Offered Units eligible for purchase by the ROFR Purchasing Member pursuant to the applicable option (in each case, the "Eligible Units") that such ROFR Purchasing Member intends to purchase pursuant to the applicable option and shall include a representation of such ROFR Purchasing Member that it is an "accredited investor" within the meaning of Rule 501 under the Securities Act. Any written notice delivered by a ROFR Purchasing Member to the Selling Member exercising the option set forth under Sections 6.2(b) or (e), as applicable, shall constitute an irrevocable and binding commitment by such ROFR Purchasing Member to purchase the number of Offered Units for which such ROFR Purchasing Member has indicated its intention to purchase in such written notice in accordance with the Notice and this Section 6.2. Any Non-Selling ISE Stock Exchange Consortium Member and any Non-Selling Member that fails to provide such written notice to the Selling Member prior to the expiration of the ISE Stock Exchange Consortium Option Period or the Non-Selling Member Option Period, as applicable, shall forfeit its right to purchase any of the Eligible Units under the applicable option.

(g) In the event that the number of Eligible Units that the ROFR Purchasing Members elect to purchase is greater than the actual number of Eligible Units, then each ROFR Purchasing Member shall be entitled to purchase a pro rata portion of the Eligible Units, based on the ratio of the number of Units owned by such ROFR Purchasing Member to the total number of Units owned by all ROFR Purchasing Members, for the Offered Price and on the Offered Terms, subject to the limitations set forth in Article XII.

(h) Neither the Company nor the ROFR Purchasing Members (other than Non-Selling ISE Stock Exchange Consortium Members) shall have any right to purchase any of the Offered Units hereunder unless all of the Offered Units are purchased pursuant to this Section 6.2. If the Company and/or the ROFR Purchasing Members exercise their option or options to purchase all of the Offered Units, any Person that elects, pursuant to this Section 6.2, to purchase any Offered Units from the Selling Member shall, following delivery of written notice to the Selling Member for such election, cooperate with the Selling Member, and the Selling Member shall cooperate with such Person, and each of them shall use commercially reasonable efforts, to consummate the purchase and sale of the Offered Units that such Person has elected to purchase, as promptly as practicable, for the Offered Price and on the Offer Terms. If the Company, the Non-Selling ISE Stock Exchange Consortium Members and the Non-Selling Members do not exercise their option or options to purchase all of the Offered Units within the time periods described in Section 6.2(b) through Section 6.2(e), then all options of the Company, the Non-Selling ISE Stock Exchange Consortium Members and the Non-Selling Members to purchase the Offered Units, whether exercised or not, shall terminate. Notwithstanding anything to the contrary herein, if the consideration to be provided pursuant to the Member BFO is other than for all cash, the right to purchase the Offered Units hereunder may be exercisable in cash at the fair market value of the securities or other property which constitute the Member BFO.

(i) Upon the earlier of (i) the expiration of the Non-Selling Member Option Period in which period the Non-Selling Members do not deliver written notices indicating their intent, in the aggregate, to purchase all of the Eligible Units, and (ii) delivery of written notices to the Selling Member from all the Non-Selling Members indicating their intent, in the aggregate, to purchase less than all of the Eligible Units (the date of such earlier occurrence, the "ROFR Ending Date"), the Selling Member shall have the right, exercisable for a period of 60 calendar days from the ROFR Ending Date (the "Unrestricted Period"), and subject to the limitations set forth in Article XII, to Transfer all or a portion of the Offered Units to any Person for a price per Unit that is not less than the Offered Price and on material terms and conditions that are not more favorable than the Offered Terms; provided, that a Selling Member shall be deemed to have Transferred its Offered Units during the Unrestricted Period if it, during the Unrestricted Period, has irrevocably entered into a bona fide binding agreement to Transfer the Offered Units to any Person; provided further, that the closing of such Transfer must occur within 60 calendar days of the execution of such bona fide binding agreement, which period may be extended by the Selling Member by up to an additional 60 calendar days as required to obtain regulatory approvals. If the Selling Member ever wishes to Transfer the Offered Units for a price per Unit that is less than the Offered Price or on material terms and conditions that are more favorable than the Offered Terms, or if the Selling Member wishes to Transfer the Offered Units following the expiration of the Unrestricted Period, the Selling Member shall be required to first comply with this Section 6.2 anew.

(j) This Section 6.2 shall terminate effective as of and not apply to Transfers of Units made pursuant to the Initial Public Offering of the Company.

6.3 Drag-Along Right. In the event that the Company and the Non-Selling Members do not exercise their right to purchase all of the Offered Units pursuant to Section 6.2, and subject to the terms of Sections 6.6(b), 6.6(c), 6.6(e) and Section 7.7(f)(4), if applicable, and notwithstanding the requirements that would otherwise apply pursuant to Section 6.6(a), if, (i) at any time prior to December 23, 2010, Initial Members owning at least 70% of the Percentage Interests held by all of the Initial Members as of the Merger Date, or (ii) at any time on or after December 23, 2010, Members holding greater than 50% of the Percentage Interests, (such Initial Members or such Members, the "Compellors") shall, in any transaction or series of related transactions, directly or indirectly, propose to sell for value all Units held by them (the "Controlling Units") to a Potential Purchaser (the "Drag-Along Offer"), the provisions set forth in this Section 6.3 shall apply at the option of the Compellors.

(a) The Compellors may, at their option, require the other Members (the "Compelled Members") to sell all Units owned or held by them to such third party or parties for the same consideration and otherwise on the same terms and conditions upon which the Compellors sell their Units, subject to this Section 6.3.

(b) (i) The Compellors shall provide a written notice (the "Drag-Along Notice") of such Drag-Along Offer to each of the Compelled Members, with a copy to the Company, not later than the date of acceptance of the Drag-Along Offer by the Potential Purchaser. The Drag-Along Notice shall contain written notice of the exercise of the rights of the Compellors pursuant to Section 6.3(a), setting forth the consideration to be paid by the third party or parties and all other material terms and conditions of the Drag-Along Offer, as well as a copy of the Drag-Along Offer, if available. Within ten Business Days following the date the Drag-Along Notice is given, each of the Compelled Members shall deliver to the Compellors a special irrevocable power-of-attorney authorizing the Compellors, on behalf of such Compelled Member, to sell or otherwise dispose of such Units pursuant to the terms of the Drag-Along Offer and to take all such actions as shall be necessary or appropriate in order to consummate such sale or disposition.

(ii) Promptly after the consummation of the sale of Units of the Compellors and the Compelled Members to the Potential Purchaser pursuant to the Drag-Along Offer, but in no event more than two Business Days thereafter, the Compellors shall remit to the Compelled Members the total sales price of the Units of the Compelled Members sold pursuant thereto less a pro rata portion of the expenses (including, without limitation, reasonable legal expenses) incurred by the Compellors in connection with such sale.

(iii) If, at the end of the 270-day period following the giving of the Drag-Along Notice, the Compellors shall not have completed the sale of all the Controlling Units and the Units delivered to the Compellors pursuant to Section 6.3(b)(i), then no Member shall have any obligation with respect to such Drag-Along Offer; provided, that the provisions of this Section 6.3 shall apply to any subsequent Drag-Along Offer.

(iv) Except as expressly provided in this Section 6.3, the Compellors shall have no obligation to any Compelled Member with respect to the sale or other disposition of any Units owned by the Compelled Member, and in particular, the Compellors shall have no obligation to any Compelled Member to consummate any Drag-Along Offer (it being understood that any and all such decisions shall be made by the Compellors in their sole discretion). In the event that the Drag-Along Offer is not consummated by the Compellors, the Compelled Members shall not be entitled to sell or otherwise dispose of Units directly to any third party or parties pursuant to such Drag-Along Offer (it being understood that all such sales and other dispositions shall be made only on the terms and pursuant to the procedures set forth in this Article VI).

(c) In furtherance of, and not in limitation of the foregoing, in connection with any compelled sale, each Member will (i) to the fullest extent permitted by law, raise no objections in its capacity as a Member of the Company, against the compelled sale or the process pursuant to which it was arranged, and (ii) execute all documents containing such terms and conditions as those executed by other Members that are reasonably necessary to effect the transaction; provided, however, that (A) no Compelled Member shall be required to enter into a non-compete or non-solicitation or no-hire provision, an exclusivity provision, a provision providing for the licensing of intellectual property or the delivery of any products or services, including support arrangements, or any other provision that is not a strictly financial term related directly to the sale of the Units, subject to ISE LLC's obligations set forth in Section 6.3(e), (B) the liability of the Members is several and not joint, (C) no Compelled Member shall have any liability to the Company or any other Member for any breaches of the representations, warranties or covenants of any other Member, (D) any obligations of a Compelled Member under the agreement governing such transaction and any related escrow agreement shall be borne pro rata among the Members based on the proceeds and assets payable to such Members in such transaction (other than any such obligations that relate specifically to a particular Member's Units, which obligations shall be borne solely by such Member) and shall in no event exceed the actual proceeds and assets received by such Compelled Member in such transaction, (E) no Compelled Member shall be required to make any representations or warranties or covenants in connection with such transaction except with respect to (1) such Compelled Member's ownership of its Units, (2) subject to the provisions of clauses (B) and (C) above, customary security holder indemnities for breaches of such Compelled Member's representations, warranties and covenants, (3) such Compelled Member's ability to convey title to its Units free and clear of liens, (4) such Compelled Member's ability to enter into the transaction and such Compelled Member's power and organization and (5) customary and reasonable covenants regarding confidentiality, publicity and similar matters, (E) if any Member is given an option as to the form of consideration to be received, all other Members shall be given the same option on the same terms, and (F) if the form of consideration to be received by any Compelled Member is other than cash, such Compelled Member shall have the right to receive cash in lieu of such other consideration.

(d) Notwithstanding anything in this Section 6.3 to the contrary, if the Compellors or any of their respective Representatives, directly or indirectly, receive any consideration from the acquiror or any of the acquiror's Affiliates in connection with a compelled sale other than (i) the consideration that is received by all the Members on a pro rata basis as part of the compelled sale, and (ii) consideration that is received by any Member for bona fide services rendered to the Company following the closing of a compelled sale, then the Compellors shall cause each of the Compelled Members to receive their pro rata share, determined by reference to the respective amounts of consideration otherwise payable to each Member (including the Compellors) as part of the compelled sale, of such securities or other cash consideration.

(e) For a period up to nine months following the consummation of the sale of Units of the Compellors and the Compelled Members to the Potential Purchaser pursuant to the Drag-Along Offer (or for such other period as the parties may otherwise agree), ISE LLC shall provide transition support and services to such Potential Purchaser (the "Successor") consistent with the services ISE LLC provided to the Company pursuant to the Services Agreements immediately prior to delivery of the Drag-Along Notice. During the period in which ISE LLC provides such transition support and services to the Successor, notwithstanding any duty otherwise existing at law or in equity, ISE Holdings and any Person employed by, related to or in any way affiliated with ISE Holdings may have other business interests and may engage in any business or trade, profession, employment or activity whatsoever (regardless of whether any such activity competes, directly or indirectly, with the business or activities of the Successor), for its own account, or in partnership or participation with, or as an employee, officer, director, stockholder, member, manager, trustee, general or limited partner, agent or representative of, any other Person.

(f) This Section 6.3 shall terminate effective as of and not apply to Transfers of Units made pursuant to the Initial Public Offering of the Company.

6.4 Preemptive Rights.

(a) If the Company proposes to issue or sell any Units (including any securities exchangeable or exercisable for, or convertible into, Units) (other than Excluded Units), which proposal has been approved pursuant to Sections 7.7(c)(2) or 7.7(f)(2), as applicable, the Company shall first deliver written notice of its proposal to do so (the "Purchase Right Notice") to each of the Members. The Purchase Right Notice must: (i) identify the name and address of each Person (if known) to which the Company proposes to issue or sell Units, (ii) specify the number of Units (other than Excluded Units) that the Company proposes to issue or sell (the "Issued Units"), (iii) describe the consideration per Unit for the Issued Units (expressed as a value in cash, the "Issued Price"), (iv) describe the material terms and conditions upon which the Company proposes to issue or sell the Issued Units (the "Issued Terms"), and (v) irrevocably offer to issue or sell to each Member any number of Issued Units up to a pro rata portion of the Issued Units, based on the ratio of the number of Units held by such Member to the number of Units held by all the Members, and subject to the limitations set forth in Article XII, for the Issued Price and on the Issued Terms and in accordance with this Section 6.4(a).

(1) Each Member shall have an option, exercisable for a period of 30 calendar days from the date of delivery of the Purchase Right Notice (the "Purchase Period"), to purchase any number of Issued Units up to a pro rata portion of the Issued Units, based on the ratio of the number of Units held by such Member to the number of Units held by all the Members, subject to the limitations set forth in Article XII, for the Issued Price and on the Issued Terms (the "Purchase Right"). The Purchase Right shall be exercised by delivery by such Member (a "Purchasing Member") of written notice to the Secretary of the Company, which shall state the number of Issued Units to be purchased by such Member and shall include a representation letter certifying that such Member is an "accredited investor" within the meaning of Rule 501 under the Securities Act. Any written notice delivered by a Purchasing Member to the Company exercising the option set forth under this Section 6.4(a)(1) shall constitute an irrevocable commitment by such Purchasing Member to purchase the number of Issued Units specified in such written notice in accordance with the Purchase Right Notice and this Section 6.4.

(2) If a Member does not exercise its Purchase Right during the Purchase Period, then such Member's Purchase Right with respect to such Issued Units shall terminate.

(3) Subject to the limitations set forth in Article XII, each Purchasing Member shall purchase from the Company, and the Company shall issue or sell to such Purchasing Member, the number of Issued Units that such Purchasing Member elected to purchase in accordance with this Section 6.4 for the Issued Price and on the Issued Terms on (i) the date of the closing of the issuance of the Issued Units described in the Purchase Right Notice delivered by the Company pursuant to Section 6.4(a) or (ii) such other date as may be agreed in writing by the Company and such Purchasing Member. Notwithstanding anything to the contrary herein, if the consideration per Unit for the Issued Units is other than for all cash, the Purchase Right hereunder may be exercisable in cash at the fair market value of the securities or other property that constitute such consideration.

(b) Upon the earlier of (i) the expiration of the Purchase Period and (ii) delivery of written notices to the Company from all the Members indicating their intent, in the aggregate, to purchase less than all of the Issued Units (the date of such earlier occurrence, the "Ending Date"), the Company shall have the right, exercisable for a period of 90 calendar days from the Ending Date (the "Issuance Period"), to issue or sell all or a portion of the Issued Units that the Members have elected not to purchase (the "Remaining Issued Units") to any Person for a price per Unit that is not less than the Issued Price and on material terms and conditions that are not more favorable to such other Person than the Issued Terms; provided, that (i) the Company shall be deemed to have issued or sold Remaining Issued Units during the Issuance Period if it, during the Issuance Period, has irrevocably entered into a bona fide binding agreement to issue or sell the Remaining Issued Units to any Person; (ii) the closing of such Transfer must occur within 60 calendar days after the execution of such bona fide binding agreement, which period may be extended by the Company by up to an additional 60 calendar days as required to obtain regulatory approvals, and (iii) the Company shall not issue or sell the Remaining Issued Units to any Person to the extent such issuance or sale would result in such Person's Percentage Interest violating the limitations set forth in Article XII. If the Company ever wishes to issue or sell the Remaining Issued Units for a price per Unit that is less than the Issued Price or on material terms and conditions that are more favorable than the Issued Terms, or if the Company wishes to issue or sell the Remaining Issued Units following the expiration of the Issuance Period, the Company shall be required first to comply with this Section 6.4 anew.

(c) The Purchase Rights established by this Section 6.4 shall have no application to any of the following Unit issuances (collectively, the "Excluded Units"):

(1) Units issued in connection with any Unit split, Unit dividend, Unit division or recapitalization by the Company, pursuant to which all holders of Units are treated similarly;

(2) Units or options to purchase Units up to the number of Units representing five percent (5%) of all the outstanding Units of the Company as of the Merger Date (the "Management Units") in connection with employee compensation, hiring and retention

arrangements approved by the Board;

(3) Units issued pursuant to an Initial Public Offering of the Company;

(4) Units issued to a Strategic Investor;

(5) Units issued for consideration other than cash in connection with business acquisitions, mergers or strategic partnerships or alliances approved by the Board pursuant to Section 7.7(b)(7) or (c)(4), as applicable; or

(6) Units issued to ISE Holdings in connection with the ISE Capital Contribution.

(d) This Section 6.4 shall terminate immediately prior to the successful completion of the Initial Public Offering of the Company.

6.5 ISE Holdings Right of First Refusal

(a) If the Company or any Member receives a bona fide written offer ("Company BFO") (whether solicited or unsolicited) from a Potential Purchaser, including a letter of intent or similar document, regarding a proposed (i) merger, consolidation or similar transaction involving the Company, other than a merger, consolidation or similar transaction in which the Company is the surviving entity and the Units are not converted into or exchanged for any other securities or property, (ii) disposition (whether a Transfer, lease or otherwise and whether in a single transaction or series of related transactions) of all or substantially all of the assets of the Company, or (iii) acquisition by any unrelated third party or group of third parties in concert (within the meaning of Section 13(d)(3) under the Exchange Act) of voting equity of the Company, the result of which is that immediately after the acquisition the then current equity holders and their Affiliates own or have the power to direct the vote of collectively less than a majority of the outstanding voting power of the Company (each, a "Company Sale"), and the Company has a bona fide intention to enter into the Company Sale, the Company shall first deliver written notice of its desire to do so (the "Sale Notice") to the Initial Members, which Sale Notice must specify: (i) the Company's bona fide intention to enter into the Company Sale, (ii) the proposed aggregate consideration (as expressed as a value in cash, the "Sale Price"), (iii) the identity of the Potential Purchaser, and (iv) all other material terms and conditions of the Company Sale. ISE Holdings shall have the option to enter into the Company Sale in place of the Potential Purchaser on substantially similar terms and conditions as set forth in the Company BFO and for [Redacted-Business Confidential] of the Sale Price if the Sale Notice is delivered during the [Redacted-Business Confidential] years immediately following the Merger Date (the "ISE ROFR"); provided, that consummation of the ISE ROFR shall not result in a violation of the limitations set forth in Article XII. ISE Holdings must exercise such option if it so desires, no later than 30 calendar days after the date of the Sale Notice (the "ISE Option Period"), by written notice to the Company and the other Initial Members (the "ISE Exercise Notice"). An ISE Exercise Notice shall constitute an irrevocable and binding commitment by ISE Holdings to enter into an agreement to effectuate the Company Sale in accordance with the Company BFO and this Section 6.5. ISE Holdings shall, no later than the last calendar day of the ISE Option

Period, deliver written notice to the Company and the other Initial Members (the "ISE Non-Exercise Notice") if it does not intend to exercise the ISE ROFR. If ISE Holdings fails to provide such written notice to the Company prior to the expiration of the ISE Option Period, then ISE Holdings shall forfeit its right to exercise the ISE ROFR with respect to the proposed Company Sale. Notwithstanding anything to the contrary herein, if the consideration to be provided pursuant to the Company BFO is other than for all cash, the right to enter into the Company Sale hereunder may be exercisable in cash at the fair market value of the securities or other property which constitute the Company BFO.

(b) During the ISE Option Period, the Company shall provide ISE Holdings access to the Company books and records in accordance with Section 11.1. If ISE Holdings exercises the ISE ROFR, the Company and ISE Holdings shall have (i) 30 calendar days from the date of the ISE Exercise Notice to negotiate in good faith and enter into a definitive agreement as contemplated by the ISE Exercise Notice, and (ii) 60 calendar days from the execution of such definitive binding agreement to close the Company Sale; provided that such period may be extended by either the Company or ISE Holdings by up to three 60 calendar day periods as required to obtain regulatory approvals. The Company and ISE Holdings shall use reasonable best efforts to apply for and obtain all necessary regulatory approvals as soon as practicable after execution of the definitive agreement and to consummate the transaction contemplated by the definitive agreement promptly following receipt of such regulatory approvals.

(c) If ISE Holdings fails to consummate the Company Sale following delivery of the ISE Exercise Notice and within the period described in Section 6.5(b) for any reason other than a prohibition on the consummation of the Company Sale by ISE Holdings by a governmental entity or any SRO, (i) ISE Holdings shall forfeit its right to exercise the ISE ROFR with respect to any such Company Sale or any future Company Sales, (ii) ISE Holdings shall pay all fees and expenses, including attorneys and advisors fees, of the Company and the other Members incurred in connection with the ISE ROFR, subject to a maximum of $1,500,000, and an additional fee to the Company representing 3% of the Sale Price, such fees and expenses to be the sole and exclusive remedy of the Company and the Members (other than the other remedies set forth in this Section 6.5(c)) for ISE Holdings' failure to consummate the Company Sale, provided that the limitations set forth in this Section 6.5(c)(ii) shall not apply in the case of fraud, and (iii) the Company shall have the right, subject to the limitations set forth in Article XII, to consummate the Company Sale with a third party without first complying with this Section 6.5 anew.

(d) This Section 6.5 shall terminate as of the earliest to occur of (i) the Initial Public Offering of the Company, (ii) the forfeiture of the ISE ROFR pursuant to Section 6.5(c), and (iii) December 23, 2011.

6.6 General Restrictions on Transfer; Admission of New Members.

(a) Any Person acquiring one or more Units from the Company or from any Member in accordance with this Agreement shall, unless such acquiring Person is a Member as of immediately prior to such acquisition or is a Specified Transferee of a Member transferring Units to such Person, be admitted to the Company as a Member only following the Board's or

Members' approval pursuant to Section 7.7(b)(8), 7.7(c)(2), 7.7(c)(3), 7.7(d), 7.7(f)(2), or 7.7(f)(4), as applicable, and upon execution of a counterpart signature page to this Agreement.

(b) Notwithstanding anything to the contrary contained in this Agreement, no Transfer of Units by a Member or issuance of Units by the Company shall be made if such Transfer or issuance (i) would violate any state or U.S. federal securities laws, (ii) would require the Company to register as an investment company under the Investment Company Act of 1940, as amended, (iii) would require the Company to register as an investment adviser under state or U.S. federal securities laws, (iv) would result in a termination of the Company under Section 708 of the Code, (v) would result in the treatment of the Company as an association taxable as a corporation or a "publicly-traded partnership" for tax purposes, or (vi) would result in a violation of the limitations set forth in Article XII.

(c) Notwithstanding anything to the contrary contained in this Agreement, no Member may Transfer any Units to a transferee as permitted by this Agreement (a "Permitted Transferee") unless such Permitted Transferee agrees in writing to be bound by the terms of this Agreement, to the same extent, and in the same manner, as the Member proposing to Transfer such Units, which writing shall be reasonably satisfactory in form and substance to the Company and shall include the address of such Permitted Transferee to which notices given pursuant to this Agreement may be sent.

(d) Additional Units may be issued to Persons other than Initial Members ("New Members") only with the Board's or Members' approval pursuant to Section 7.7(c)(2), 7.7(d) or 7.7(f)(2), as applicable.

(e) If any Member purports to Transfer Units to any Person in a transaction that would violate the provisions of this Article VI or the limitations in Article XII, including for the avoidance of doubt a Transfer to the Company pursuant to Section 6.2(c), such Transfer shall be void as to such Units that violate the provisions of Article VI or Article XII, and the Company shall record on the books of the Company the Transfer of only that number of Units (if any) that would not violate the provisions of Article VI or Article XII and shall treat the remaining Units as owned by the purported transferor for all purposes.

6.7 Resignation. No Member shall have the right or power to resign, withdraw or retire from the Company, except upon a Transfer of all of such Member's Units in compliance with, and subject to, the provisions of this Article VI.

6.8 Record of Unit Holders. The Board shall be responsible for maintaining, at the Company's principal place of business, an up-to-date list of all Unit holders ("Unit Holders List"), which shall reflect the name of each Member and the number of Units and Percentage Interest held by that Member. The Board shall be required to update the Unit Holders List and Exhibit C of this Agreement from time to time so as to accurately reflect the information contained thereon upon (a) the resignation of a Member, (b) the admission of a new Member or (c) any change in the number of Units owned by a Member.

Article VII
Governance

7.1 Board of Managers.

(a) The Board of Managers of the Company (the "Board"), from time to time, shall consist of the number of managers (the "Managers") equal to the sum of the number of Managers entitled to be appointed at such time pursuant to this Section 7.1(a) plus the then-current Chief Executive Officer of the Company. Each Manager is hereby designated as a "manager" of the Company within the meaning of the Act. The then-current Chief Executive Officer of the Company shall serve at all times as a Manager.

(1) As of the date of this Agreement, the Board shall be comprised of a total of eleven Managers based on the following: (i) ISE Holdings shall be entitled to designate three Managers (subject to Section 7.1(d)), (ii) each of Goldman, Knight and Citadel shall be entitled to designate two Managers, (iii) the ISE Stock Exchange Consortium Members shall collectively be entitled to designate one Manager, and (iv) the Chief Executive Officer shall serve at all times as a Manager.

(2) As long as each Member (including its Affiliates) attains or maintains a Percentage Interest of: (i) at least 40%, it shall have the right to designate four Managers; (ii) at least 25% but less than 40%, it shall have the right to designate three Managers; (iii) at least 15% but less than 25%, it shall have the right to designate two Managers; or (iv) at least 5% but less than 15%, it shall have the right to designate one Manager, in each case subject to Article XII, including any requisite approval of the SEC with respect to Percentage Interests that exceed the 20% or 40% limitations. If the Percentage Interest owned by a Member (including its Affiliates) is less than 5%, it shall not have the right to designate any Managers. For purposes of this Section 7.1(a)(2) only, the ISE Stock Exchange Consortium Members shall be deemed to be Affiliates of each other, except to the extent an ISE Stock Exchange Consortium Member, independent of the other ISE Stock Exchange Consortium Members, has the right to designate a Manager pursuant to this Section 7.1(a)(2), in which case such ISE Stock Exchange Consortium Member shall not be deemed an Affiliate of any other ISE Stock Exchange Consortium Member.

(3) The number of Managers that the Initial Members may designate as of the Merger Date pursuant to Section 7.1(a)(1) shall not be in addition to or in duplication of the number of Managers that the Initial Members may be able designate after the Merger Date pursuant to Section 7.1(a)(2).

(4) In the event that ISE Holdings attains a Percentage Interest of greater than 50%, subject to Section 12.1(b), the designation rights set forth in Section 7.1(a)(1) and (2) shall terminate, and ISE Holdings shall have the right to designate the number of Managers equal to the product of (a) the total number of Managers and (b) ISE Holdings' Percentage Interest, rounded to the nearest whole number.

(b) Each Manager, other than the Chief Executive Officer of the Company, shall serve solely in the discretion of the Member (or Members in the case of the ISE Stock Exchange Consortium Members) that designated such Manager. Subject to the terms of Section 7.1(a) and this Section 7.1(b), (i) a Manager, other than the Chief Executive Officer, may be replaced only by the Member or Members that designated such Manager, in the discretion of such Member or Members from time to time, and (ii) any vacancy on the Board resulting from the death, disability, retirement, resignation, disqualification or removal of such Manager shall be filled only by the Member or Members that designated such Manager. Each Member shall notify the Company and the other Members in writing of its designation of any individual to serve as a Manager or to replace another individual as a Manager. Notwithstanding anything in this Article VII to the contrary, the Board shall have the right to remove any Manager upon the unanimous vote of all Managers (other than the vote of the Manager subject to removal), for cause, including the violation of any provision of this Agreement, the Act or any U.S. federal or state securities law. A Member or Members whose designated Manager is removed pursuant to this Section 7.1(b) shall, subject to the terms of Section 7.1(a), have the right to appoint a replacement for such removed Manager.

(c) To the extent Section 7.1(a)(2) applies to all or some of the ISE Stock Exchange Consortium Members, and subject to the terms of Section 7.1(a), such ISE Stock Exchange Consortium Members shall designate a Manager by a vote of the ISE Stock Exchange Consortium Members holding Units representing greater than 50% of the aggregate Percentage Interests held by all of the ISE Stock Exchange Consortium Members.

(d) For so long as ISE Exchange remains a Facility of ISE LLC, one of the Managers designated by ISE Holdings shall be a member of ISE LLC's Board of Directors or an officer or employee of ISE LLC nominated by the ISE LLC Board of Directors (an "ISE LLC Director"), and if at any time there is not an ISE LLC Director on the Board, the Board shall appoint a Manager nominated by the ISE LLC Board of Directors, which Manager shall be deemed designated by ISE Holdings for purposes of Section 7.1(a)(2). Nothing in this Section 7.1(d) shall increase the number of Managers that ISE Holdings is entitled to designate pursuant to Section 7.1(a).

(e) No Person may serve as a Manager hereunder if such Person is subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act) and if a Manager becomes subject to a "statutory disqualification" such Manager shall be removed from the Board of Managers without any further action required by the Board.

(f) Each Person serving as a Manager shall execute an acknowledgement of this Agreement in substantially the form attached hereto as Schedule A.

7.2 Authority and Duties of the Board and Board Committees.

(a) Authority; Duties. Except as otherwise specifically set forth in this Agreement and subject to Article XIV, the Board acting in accordance with the terms of this Agreement shall have the right, power and authority to oversee the business and affairs of the Company and its subsidiaries and to do all things necessary to manage the business of the Company and its subsidiaries, and the Board is hereby authorized to take any action of any kind and to do anything and everything the Board deems necessary or appropriate in accordance with the provisions of this Agreement and applicable law. Notwithstanding anything in the foregoing to the contrary, the day to day management of the Company shall be delegated to the Chief Executive Officer of the Company, subject to oversight by the Board and subject to Section 7.7 and Article XIV.

(b) Committees. The Board may, from time to time, designate one or more committees by resolution or resolutions of the Board adopted in accordance with Section 7.7(a)(10); provided that the Board may not delegate to a committee the authority to take any of the actions set forth in Section 7.7. The Board shall appoint the members of each committee, consistent with this Section 7.2(b). Subject to Section 7.1(a), each committee shall consist of at least one Manager appointed by each Member who owns at least 15% of the Percentage Interests. Except as otherwise required by the Board, all acts of a committee of the Board shall require the approval of a majority of the Managers serving on such committee. To the extent authorized by the Board and permitted by this Agreement and applicable law, a committee shall have and may exercise specific powers of the Board in the management of the business and affairs of the Company. Vacancies in the membership of any committee of the Board shall be filled by the Board in accordance with this Section 7.2(b) at a regular meeting of the Board or at a special meeting of the Board called for that purpose.

7.3 Subsidiaries.

(a) Subject to Sections 7.3(b), (c), (d) and (e) the Board may constitute any officer of the Company as the Company's proxy, with power of substitution, to vote the equity of any subsidiary of the Company and to exercise, on behalf of the Company, any and all rights and powers incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents. Subject to Sections 7.3(b), (c), (d), (e) and Section 7.7, in the absence of specific action by the Board, the Chief Executive Officer shall have authority to represent the Company and to vote, on behalf of the Company, the equity of other Persons, both domestic and foreign, held by the Company. Subject to Sections 7.3(b), (c), (d), (e) and Section 7.7, the Chief Executive Officer shall also have the authority to exercise any and all rights incident to the ownership of that equity, including the authority to execute and deliver proxies, waivers and consents.

(b) At any meeting of the equity holders of an Exchange Subsidiary held for the purpose of electing directors (other than the Chief Executive Officer of EDGA or EDGX, as applicable and other than Owner Directors as defined in the governance documents of EDGA and EDGX, as applicable) or members of the Nominating Committee or Exchange Member Nominating Committee of such Exchange Subsidiary, as applicable, or in the event written consents are solicited or otherwise sought from the equity holders of an Exchange Subsidiary with respect thereto, the Company shall cause all outstanding equity of such Exchange Subsidiary owned by the Company and entitled to vote with respect to such election to be voted in favor of the election of only those directors nominated by the Nominating Committee of such Exchange Subsidiary and those nominees for the Nominating Committee and those nominees for the Exchange Member Nominating Committee nominated in accordance with the governance documents of such Exchange Subsidiary, and, with respect to any such written consents, shall cause to be validly executed only such written consents electing only such directors nominated by the Nominating Committee of such Exchange Subsidiary, such members of the Nominating Committee of such Exchange Subsidiary and such members of the Exchange Member Nominating Committee of such Exchange Subsidiary.

(c) With respect to Owner Directors as defined in the governance documents of EDGA and EDGX, as applicable, the Company shall take all actions in its capacity as a stockholder of EDGA and EDGX, as applicable, to vote or consent with respect to matters concerning an Owner Director according to the written instructions of the Member that is entitled to nominate such Owner Director. Without limiting the generality of the foregoing, at any meeting of the equity holders of EDGA or EDGX held for the purpose of electing or removing and/or replacing Owner Directors of such Exchange Subsidiary, or in the event written consents are solicited or otherwise sought from the equity holders of EDGA or EDGX with respect thereto, the Company shall cause all outstanding shares of such Exchange Subsidiary owned by the Company and entitled to vote to be voted, or, in the event written consents are solicited or otherwise sought from the equity holders of an Exchange Subsidiary, shall cause to be validly executed only such written consents, (i) electing each Owner Director nominated by the Designating Owner (as defined in the governance documents of EDGA and EDGX, as applicable) or (ii) removing and/or replacing each Owner Director who had been nominated by the Designating Owner in accordance with the governance documents of such Exchange Subsidiary. The Company shall not vote or execute a consent to effectuate the matters in clauses (i) or (ii) unless and until the Designating Owner has provided written notice to the Company of such Designating Owner's designation of an individual to serve as an Owner Director, to be removed as an Owner Director or to replace another individual as an Owner Director, as applicable.

(d) With respect to the chief executive officer of each of EDGA and EDGX, the Company shall take all actions in its capacity as a stockholder of EDGA and EDGX, as applicable, to vote or consent with respect to the election of such chief executive officer as a member of the board of directors of EDGA and EDGX, as applicable. With respect to an Exchange Member Director as defined in the governance documents for EDGA and EDGX, as applicable, the Company shall take all actions in its capacity as a stockholder of EDGA and EDGX, as applicable, to remove an Exchange Member Director from the board of directors of EDGA or EDGX, as applicable, only for cause. With respect to a director of EDGA or EDGX that the board of directors of EDGA or EDGX, as applicable, determines that (i) such director no longer satisfies the classification for which the director was elected, (ii) the director's continued service as such would violate the compositional requirements of the board of directors of EDGA or EDGX as set forth in its governance documents, or (iii) the director becomes subject to statutory disqualification, the Company shall take all actions in its capacity as a stockholder of EDGA and EDGX, as applicable, to remove such director from the board of directors of EDGA or EDGX, as applicable.

(e) At any meeting of the equity holders of a subsidiary, other than an Exchange Subsidiary, held for the purpose of electing or removing and/or replacing any director designated by any Member who is entitled to designate or remove one or more directors of such subsidiary in accordance with the governance document of such subsidiary, or, in the event written consents are solicited or otherwise sought from the equity holders of such subsidiary, the Company shall cause all outstanding equity of such subsidiary owned by the Company and entitled to vote to be voted, or in the event written consents are solicited or otherwise sought from the equity holders of such subsidiary, shall cause to be validly executed only such written consents, (i) electing each director nominated by such Member or (ii) removing and/or replacing such director who had been nominated by such Member in accordance with the governance documents of such subsidiary.

7.4 Meetings.

(a) The Board and any committee thereof may hold regular or special meetings within or outside of the State of Delaware. Regular or special meetings of the Board may be held from time to time, each time at such time and at such place as may be determined by a majority of all the Managers serving on the Board. Regular or special meetings of any committee of the Board may be held from time to time, each time at such time and at such place as may be determined by a majority of all the Managers serving on such committee. The Chief Executive Officer of the Company may call special meetings of the Board on notice of not less than two Business Days to all the Managers of the Board, and shall call special meetings of the Board in accordance with this Section 7.4(a) on the written request of any Manager. Any Manager serving on a committee of the Board may call a special meeting of such committee on notice of not less than two Business Days to all the other Managers serving on such committee. Any notice of a special meeting of the Board or a committee thereof shall be given in writing to each Manager in the case of a special meeting of the Board, or each Manager serving on such committee in the case of a special meeting of a committee, at the address provided by such Manager to the Board or at such other address that such Manager shall have advised the Company to use for the purpose of delivering notice. Any such notice provided shall be deemed to be given when delivered in accordance with this Section 7.4(a).

(b) Any Manager that is entitled to notice of a meeting of the Board or any committee thereof may waive such notice in writing, whether before or after the time of such meeting. Attendance by a Manager at a meeting of the Board or any committee thereof shall constitute a waiver of notice of such meeting by such Manager, except when such Manager attends such meeting for the express purpose of objecting, at the beginning of such meeting, to the transaction of any business at such meeting because such meeting is called or convened in violation of this Agreement or any applicable law.

(c) Notwithstanding anything in this Agreement to the contrary, in the event that a Member has a conflict of interest with respect to a matter to be voted at a meeting of the Board or committee thereof because the matter to be voted is a proposed transaction or action that involves an agreement, arrangement or understanding between the Company or any of its subsidiaries, on the one hand, and such Member or an Affiliate of such Member, on the other hand (other than any such matter relating to a Transfer of any Units of a Member or the admission of a new Member in connection with a Transfer of any Units of a Member to such potential new Member) then such Member shall cause the Manager designated by it to disclose such conflict to the Board or committee thereof, as applicable, and such Manager shall not be entitled to vote on such matter. Notwithstanding anything in this Agreement to the contrary, all determinations of the requirements for quorum and voting under Section 7.5 and Section 7.7 shall be recalculated by disregarding, for purposes of any matter, any Manager that shall not be entitled to vote in respect of such matter pursuant to this Section 7.4(c). In a matter involving an issuer of a security listed or to be listed on the securities exchange operated by a Company-Related SRO other than ISE SRO, a Manager shall be deemed to have a conflict of interest if he or she is a director, officer or employee of the issuer of that security and shall not participate in a decision relating to such matter.

(d) In the event that a Manager is unable to attend or participate in any meeting of the Board or any committee thereof, the Member that designated such Manager may appoint an alternate to attend such meetings and to participate in the deliberations of such meetings. Such alternate will be permitted to vote in the place of the absent Manager and will be considered an attendee of any meetings for the purposes of constituting a quorum.

7.5 Quorum; Acts of the Board and Board Committees; Telephonic Meetings.

(a) At all meetings of the Board, a majority of the Managers then serving on the Board and then entitled to vote on a matter shall constitute a quorum for the transaction of business by the Board. Except as otherwise required by the Board, at all meetings of any committee of the Board, a majority of the Managers then serving on such committee and then entitled to vote on a matter shall constitute a quorum for the transaction of business by such committee. Each Manager, whether in respect of matters brought before the Board or any committee thereof, shall have one vote, and no Manager shall be entitled to any casting vote. Except as otherwise provided in this Agreement or required by applicable law, the approval of a majority of the Managers present at any meeting of the Board at which there is a quorum shall be required for any act of the Board. Except as otherwise provided in this Agreement or required by the Board or applicable law, the approval of a majority of the Managers present at any meeting of a committee of the Board at which there is a quorum shall be required for any act of such committee. If a quorum shall not be present at any meeting of the Board or any committee thereof, the Managers present at such meeting may adjourn the meeting from time to time, with notice of the time and place of the adjourned meeting provided to any Manager who is not in attendance at the meeting, until a quorum shall be present. Each Member shall use commercially reasonable efforts to ensure that any Manager designated by such Member attend all meetings of the Board and all meetings of any committee of the Board on which such Manager serves.

(b) Managers may participate in and hold a meeting of the Board by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation in a meeting by such means shall constitute presence in person at the meeting, except where a Manager participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

(c) Any action required or permitted to be taken at any meeting of the Board or any action that may be taken at a meeting of a committee of the Board may be taken without a meeting if the action is taken in writing (including by electronic transmission) by all of the Managers of the Board or of such committee, as the case may be, who are entitled to vote on such action and the writing or writings are filed with the minutes of proceedings of the Board or such committee.

7.6 Chairman. The Board may elect a Chairman of the Board from among the Managers of the Company to preside at all meetings of the Board. The Chairman also shall have such other duties, authority and obligations as may be given to him or her by the unanimous approval of all the Managers serving on the Board.

7.7 Special Board and Member Approval Requirements.

(a) Supermajority Board Approval. Except as otherwise provided in this Agreement, the following actions shall require the approval of, and shall be authorized upon obtaining the approval of more than 2/3 of all of the Managers of the Board (and to the extent any such provision below applies to any of the Company's subsidiaries, the Company shall ensure that no such action is taken by any such subsidiary without such approval):

(1) To the fullest extent permitted by law, taking any action to effect the voluntary, or any action that would precipitate an involuntary, resolution, dissolution or winding-up of the Company or any of its subsidiaries, including liquidations or dissolutions;

(2) Materially amending this Agreement, including creating new classes of limited liability company interests in the Company superior to the Units, subject to the rights of the Members pursuant to Section 15.2, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO.

(3) Undertaking reorganizations or recapitalizations of the Company or any of its subsidiaries, including pursuant to Section 7.19;

(4) The issuance of any equity securities (including any securities exchangeable or exercisable for, or convertible into, equity securities) by any of the Company's subsidiaries;

(5) Distributing Distributable Cash at any time on or after December 23, 2010 other than pursuant to a Distribution Plan, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(6) Entering, or causing any subsidiary of the Company to enter, into a new line of business requiring investment over $2 million in the

aggregate or exiting or materially changing a current line of business of the Company or any of its subsidiaries, subject to Section 7.7(a)(16), (c)(7), (c)(8), (g), (h)(1) and (h)(2), as applicable, and except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(7) Incurring, or causing any subsidiary of the Company to incur, debt, including any guarantee of debt, over $2,000,000, individually or in the aggregate (other than in the ordinary course), except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(8) Making, or causing any subsidiary of the Company to make, any capital expenditures over $2,000,000, individually or in the aggregate, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(9) Except as expressly contemplated by this Agreement, and except for the Services Agreements, entering, or causing any subsidiary of the Company to enter, into any transaction or transactions with a Member or any Affiliate of a Member, which would, individually or in the aggregate, involve a value of over $1,000,000, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(10) Establishing committees of the Board, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(11) Entering into, amending, terminating or waiving any material term or condition of any of the Services Agreements or a material license or other technology or service agreement, involving a value over $1,000,000, to which the Company or any of its subsidiaries, on the one hand, and Knight or any Affiliate of Knight (other than the Company and its subsidiaries), on the other hand, are party,

except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(12) Granting registration rights or benefits to a third party more favorable than the rights and benefits conferred upon the Members in Exhibit D hereto;

(13) Creating or acquiring any direct or indirect subsidiary of the Company, other than any direct or indirect subsidiary of an Exchange Subsidiary or Facility thereof, or acquiring any equity securities (including any securities exchangeable or exercisable for, or convertible into, equity securities) in any other Person, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(14) Entering, or causing any subsidiary of the Company to enter, into partnerships, joint ventures or similar transactions or arrangements involving investment by the Company or any subsidiary of the Company of over $2,000,000, individually or in the aggregate;

(15) Entering, or causing any subsidiary of the Company to enter, into contractual arrangements over $2,000,000, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO; and

(16) Entering, or causing any subsidiary of the Company to enter, into a new line of business requiring regulatory approval and investment over $1 million in the aggregate or exiting or materially changing a current line of business of the Company or any of its subsidiaries, subject to Section 7.7(c)(7), (c)(8), (g), (h)(1) and (h)(2), as applicable, and to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO.

(b) Majority Board Approval. Except as otherwise provided in this Agreement, the following actions shall require the approval of, and shall be authorized upon obtaining the approval of, a majority of all the Managers of the Board (and to the extent any such provision below applies to any of the Company's subsidiaries, the Company shall ensure that no such action is taken by any such subsidiary without such approval):

(1) Entering, or causing any subsidiary of the Company to enter, into a new line of business requiring investment over $500,000 up to $2,000,000 in the aggregate or exiting or materially changing a current line of business of the Company or any of its subsidiaries, subject to Sections 7.7(b)(13) and 7.7(i) and except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(2) Entering, or causing any subsidiary of the Company to enter, into contractual arrangements over $1,000,000 (but less than or equal to $2 million), except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(3) Entering, or causing any subsidiary of the Company to enter, into partnerships, joint ventures or similar transactions or arrangements involving investment by the Company or such subsidiary of the Company of over $1,000,000 (but less than or equal to $2,000,000), individually or in the aggregate;

(4) Incurring, or causing any subsidiary of the Company to incur, debt, including any guarantee of debt, over $500,000 (but less than or equal to $2,000,000), individually or in the aggregate, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(5) Making, or causing any subsidiary of the Company to make, any unbudgeted capital expenditures over $500,000 (but less than or equal to $2,000,000), individually or in the aggregate, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(6) Changing the auditors or the accounting policies, practices or procedures, other than in accordance with changes in generally accepted accounting principles in the United States of America, of the Company or any of its subsidiaries, except to the extent

otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(7) Entering into an agreement for (i) a merger, consolidation or similar transaction involving the Company or any of its subsidiaries, other than a merger, consolidation or similar transaction in which the Company is the surviving entity and the Units are not converted into or exchanged for any other securities or property, (ii) an acquisition or disposition (whether a transfer, lease or otherwise and whether in a single transaction or series of related transactions) of all or substantially all of the assets of (x) an unrelated third party, with respect to an acquisition, or (y) the Company or any of its subsidiaries, with respect to a disposition, or (iii) the acquisition by any unrelated third party or group of third parties in concert (within the meaning of Rule 13d-3 under the Exchange Act) of voting equity of the Company or any of its subsidiaries, the result of which is that immediately after the acquisition the then current equity holders and their Affiliates own or have the power to direct the vote of collectively less than a majority of the outstanding voting power of the Company or the applicable subsidiary, subject to Section 7.7(c)(4), as applicable; provided that for as long as ISE Exchange operates as a Facility of ISE LLC, if any such merger, consolidation, similar transaction, acquisition or disposition is with a national securities exchange, ATS or similar Facility not contemplated in the Company's business plan, such transaction shall require the approval of ISE Holdings, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(8) The Transfer of Units by a Member, other than a Transfer to a Specified Transferee of such Member, and the admission to the Company of such transferee as a Member at any time on or after December 23, 2010, subject to Section 7.7(f)(4) and Section 7.7(i) and except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(9) Amending the constitutive documents of any subsidiaries of the Company, other than the Rules or constitutive documents of an Exchange Subsidiary or Facility thereof, except to the extent

otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO; and

(10) Approving or materially amending the Annual Budget pursuant to Section 11.4, subject to Section 7.7(i);

(11) Authorizing a call for Additional Capital Contributions pursuant to Section 5.2, subject to Section 7.7(i).

(12) Selecting, appointing or removing the Chief Executive Officer, Controller, General Counsel, Secretary or other Board appointed officers of the Company; provided that the Chief Executive Officer shall not be entitled to vote on the selection, appointment or removal of the Chief Executive Officer, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO; and

(13) Entering, or causing any subsidiary of the Company to enter, into a new line of business requiring regulatory approval and investment over $500,000 up to $1,000,000 in the aggregate or exiting or materially changing a current line of business of the Company or any of its subsidiaries, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO.

(c) Restricted Period Specified Initial Member Majority Approval. At any time prior to December 23, 2010, the following actions shall require the approval of, and shall be authorized upon obtaining the approval of, (i) a majority of all of the Managers of the Board, and (ii) Initial Members owning a majority of the total number of Units outstanding as of the Merger Date, which must include the approval of ISE Holdings for so long as ISE Holdings is subject to ownership and voting limitations as those set forth in Section 12.1(a) and ISE SRO is a wholly owned subsidiary of ISE Holdings:

(1) Undertaking an Initial Public Offering of the Company or any of its subsidiaries;

(2) The issuance of any Units (including any securities exchangeable or exercisable for, or convertible into, Units) by the Company to one or more third parties, other than a Strategic Investor, and the admission to the Company of the Person to whom such Units or other securities are issued as a Member;

(3) The Transfer of Units by a Member, other than a Transfer to a Specified Transferee of such Member, and the admission to the Company of such transferee as a Member, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(4) Entering into an agreement for (i) a merger, consolidation or similar transaction involving the Company, other than a merger, consolidation or similar transaction in which the Company is the surviving entity and the Units are not converted into or exchanged for any other securities or property, (ii) an acquisition or disposition (whether a transfer, lease or otherwise and whether in a single transaction or series of related transactions) of all or substantially all of the assets of (x) an unrelated third party, with respect to an acquisition, or (y) the Company, with respect to a disposition, or (iii) the acquisition by any unrelated third party or group of third parties in concert (within the meaning of Rule 13d-3 under the Exchange Act) of voting equity of the Company, the result of which is that immediately after the acquisition the then current equity holders and their Affiliates own or have the power to direct the vote of collectively less than a majority of the outstanding voting power of the Company;

(5) Approving the adoption of, or materially amending, the Distribution Plan for the two years immediately following the Merger Date, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(6) Expanding the scope of the Company's business to include U.S. equity options except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(7) Expanding the scope of the Company's business from trading U.S. cash equities, exchange traded funds and structured products to include other asset classes (excluding options), except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(8) Expanding the scope of the Company's business from trading U.S. cash equities, exchange traded funds and structured products to include similar non-U.S. securities, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO; and

(9) To the fullest extent permitted by law, taking any action to effect the voluntary, or any action that would precipitate an involuntary, resolution, dissolution or winding-up of the Company or any of its subsidiaries, including liquidations or dissolutions.

(d) Restricted Period Initial Member Majority Approval. Except as otherwise provided in this Agreement, at any time prior to December 23, 2010, the issuance of any Units (including any securities exchangeable or exercisable for, or convertible into, equity securities) by the Company, or the Transfer of Units by a Member, to a Strategic Investor and the admission to the Company of such Strategic Investor as a Member shall require the approval of, and shall be authorized upon obtaining the approval of, (i) a majority of all of the Managers of the Board and (ii) Initial Members owning a majority of the total number of Units outstanding as of the Merger Date, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO.

(e) Restricted Period Member Majority Approval. Except as otherwise provided in this Agreement, at any time prior to December 23, 2010, taking any action to implement a Distribution Plan shall require the approval of, and shall be authorized upon obtaining the approval of, (i) a majority of all of the Managers of the Board and (ii) Members owning a majority of the total number of Units outstanding as of the Merger Date, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO.

(f) Post-Restricted Period Member Majority Approval. Except as otherwise provided in this Agreement, at any time on or after December 23, 2010, the following actions shall require the approval of, and shall be authorized upon obtaining the approval of, (i) a majority of all the Managers of the Board and (ii) Members owning a majority of the Percentage Interests as of the date such action is taken:

(1) Undertaking an Initial Public Offering of the Company or any of its subsidiaries;

(2) The issuance of any Units (including any securities exchangeable or exercisable for, or convertible into, Units) by the Company to one or more third parties and the admission to the Company of such Person to whom such Units or other securities are issued as a Member;

(3) Renewing or extending the Distribution Plan, adopting a new Distribution Plan, materially amending the Distribution Plan or taking any actions to implement the Distribution Plan, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO; and

(4) The Transfer of Units by a Member, other than a Transfer to a Specified Transferee of such Member, representing greater than 50% of the Percentage Interests, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO.

(g) Specified Initial Member Majority Approval. Except as otherwise provided in this Agreement, expanding the scope of the Company's business to include U.S. equity options shall require the approval of, and shall be authorized upon obtaining the approval of, (i) a majority of all of the Managers of the Board, and (ii) Initial Members owning a majority of the total number of Units outstanding as of the Merger Date, which must include the approval of ISE Holdings, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO.

(h) Specified Member Majority Approval. Except as otherwise provided in this Agreement, the following actions shall require the approval of, and shall be authorized upon obtaining the approval of, (i) a majority of all of the Managers of the Board, and (ii) Members owning at least a majority of the Percentage Interests, which must include the approval of ISE Holdings; provided that Units held by ISE Holdings shall be excluded from the determination of the number of Units outstanding in the calculation of Percentage Interest for Sections 7.7(h)(3) and (4), and the approval of ISE Holdings shall not be required for Sections 7.7(h)(3) and (4):

(1) Expanding the scope of the Company's business from trading U.S. cash equities, exchange traded funds and structured products to include other asset classes (excluding options), subject to Section 7.7(c)(7) and Section 7.7(i) and except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(2) Expanding the scope of the Company's business from trading U.S. cash equities, exchange traded funds and structured products to include similar non-U.S. securities, subject to Section 7.7(c)(8) and except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to

oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO;

(3) Permitting ISE Holdings or any of its subsidiaries to grant a license for the software supporting the core matching engine technology to a Competing Prospective Licensee, except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO; and

(4) Permitting ISE Holdings or any of its subsidiaries to operate a Facility, alternative trading system or similar facility for the trading of U.S. cash equities, which subsidiaries for the avoidance of doubt shall not include Deutsche Börse AG or any Affiliates of Deutsche Börse AG, Eurex or any of the Initial Members or Affiliates of the Initial Members (in each case, other than ISE Holdings and its subsidiaries), except to the extent otherwise required by a Company-Related SRO to fulfill its regulatory functions or responsibilities or to oversee the structure of the market that such Company-Related SRO regulates as determined by the board of such Company-Related SRO.

(i) Nothing contained in Section 7.7 shall be applicable where the application of such provision or provisions would interfere with the effectuation of any decisions by the board of directors of a Company-Related SRO relating to its regulatory functions (including disciplinary matters) or the structure of the market that a Company-Related SRO regulates, or would interfere with the ability of a Company-Related SRO to carry out its responsibilities under the Exchange Act or to oversee the structure of the market that a Company-Related SRO regulates, in each case as determined by the board of directors of such Company-Related SRO, which functions or responsibilities shall include the ability of a Company-Related SRO as a SRO to prevent fraudulent and manipulative acts and practices; promote just and equitable principles of trade; foster cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; remove impediments to and perfect the mechanism of a free and open market and a national market system; and, in general, protect investors and the public interest. Notwithstanding the requirements set forth in this Section 7.7 regarding Transfers, a Member shall be entitled to Transfer Units without the approval of the Board or any of the Members, if such Transfer is required to comply with the requirements of a governmental entity or any SRO.

The approval requirements with respect to Transfers and issuances set forth in this Section 7.7 are summarized on Exhibit G hereto, provided that in the case of any inconsistency between this Section 7.7 and Exhibit G, this Section 7.7 shall control.

7.8 Voting Trusts. Each of the Members is prohibited from entering into voting trust agreements with respect to its Units.

7.9 Managers as Agents. To the extent of their powers set forth in this Agreement, the Managers are agents of the Company for the purpose of the Company's business, and the actions of the Managers, through the Board and taken in accordance with such powers set forth in this Agreement, shall bind the Company. Except as provided in this Agreement or pursuant to an authorization from the Board, an individual Manager may not bind the Company.

7.10 No Duties. No Member or Manager, other than the Chief Executive Officer, to the fullest extent permitted by applicable law, shall have any duty (fiduciary or otherwise) to the Company or to any other Member otherwise existing at law or in equity. Notwithstanding anything to the contrary in this Agreement, to the extent that, at law or in equity, a Member or Manager has duties (including fiduciary duties) and liabilities relating thereto to the Company, any Member or any other Person, such Member or Manager acting under this Agreement shall not be liable to the Company, any Member or any other Person that is a party to or is otherwise bound by this Agreement for breach of fiduciary duty for its good faith reliance on the provisions of this Agreement, and the provisions of this Agreement, to the extent that they restrict or eliminate the duties (including fiduciary duties) and liability of a Member or Manager to the Company or any other Person who is bound by this Agreement otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Member or Manager. The foregoing provisions of this Section 7.10 shall not limit in any way a Member's or Manager's duties or obligations under any of the provisions of Section 11.2, Article XII or Article XIV.

7.11 Officers. The Chief Executive Officer shall be appointed by the Board pursuant to Section 7.7(b)(12). Upon accepting the position of Chief Executive Officer of the Company, the Chief Executive Officer shall not receive any further compensation from any Member of the Company or Affiliate of any such Member. Subject to the Board's oversight and consent and approval rights set forth in this Agreement, the Chief Executive Officer of the Company shall be responsible for the day to day management of the business of the Company, and shall see that all orders and resolutions of the Board are carried into effect. To the extent that any certificate is required to be filed with the Delaware Secretary of State, the Chief Executive Officer is designated as an "authorized person" of the Company within the meaning of the Act. The Chief Executive Officer of the Company as of the Effective Date is William O'Brien. Subject to Section 7.7(b)(12), the Chief Executive Officer shall appoint such other officers and agents of the Company as he or she shall from time to time deem necessary and may assign any title to such officer or agent as he or she deems appropriate. Such officers and agents shall have such terms of employment, shall receive such compensation and shall exercise such powers and perform such duties as the Board shall from time to time determine. Any number of offices may be held by the same person. The Chief Executive Officer shall have the authority to remove any officers or agents, provided that the Chief Executive Officer shall not have the authority to remove any members of senior level management of the Company selected and appointed by the Board in accordance with Section 7.7(b)(12). No person subject to a "statutory disqualification" (as defined in Section 3(a)(39) of the Exchange Act) may serve as an officer of the Company. The officers of the Company as of the Effective Date are listed on Exhibit F.

7.12 Officers as Agents. The officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board not inconsistent with this Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the officers taken in accordance with such powers shall bind the Company.

7.13 Duties of Officers. Except to the extent otherwise provided herein, each officer shall have fiduciary duties identical to those of officers of business corporations organized under the General Corporation Law of the State of Delaware.

7.14 Powers of Members. Except as otherwise specifically provided by this Agreement or as required by the Act, no Member shall have the power to act for or on behalf of, or to bind, the Company.

7.15 Non-Solicitation; Confidentiality.

(a) To the fullest extent permitted by law, each Member (other than Knight, Citadel, Goldman and the ISE Stock Exchange Consortium Members) shall not, and each of Knight, Citadel and Goldman shall cause the electronic agency options trading business and the electronic agency equities trading business of it and any of its majority-owned subsidiaries not to, directly or indirectly, solicit for employment, employ, engage or retain, any Person who is or was an employee of the Company or Direct Edge for at least three (3) months and provided a majority of his or her time to matters relating to the Company or Direct Edge, as applicable, without the prior consent of the Board, unless (i) such employee shall have ceased to be an employee of the Company or Direct Edge for a period of at least six (6) months, or (ii) such employee shall have responded to any general mass solicitation of employment not specifically directed toward employees of the Company or Direct Edge; provided that a Member shall be deemed not to be in breach of the prohibition not to solicit for employment of this Section 7.15 (but all remaining prohibitions of this Section 7.15 not to employ, engage or retain shall continue to apply) if a search firm engaged by or on behalf of such Member contacts an employee of the Company or Direct Edge but was not directed to do so by such Member. To the fullest extent permitted by law, neither the Company nor Direct Edge shall, directly or indirectly, solicit for employment, employ, engage or retain, any Person who is or was an employee of a Member or any of its Affiliates, unless (i) such employee shall have ceased to be an employee of such Member or its Affiliates for a period of at least six (6) months, (ii) such employee shall have responded to any general mass solicitation of employment not specifically directed toward employees of such Member or (iii) such employee shall have initiated discussions with the Company or Direct Edge regarding employment without having first been solicited by the Company or Direct Edge or an agent of the Company or Direct Edge. The obligations of any Member under this Section 7.15 shall survive until the one year anniversary of the first date on which such Member no longer has a Manager designated to sit on the Board pursuant to this Agreement and has less than a 5% Percentage Interest; provided, that the obligations under this Section 7.15(a) shall be reinstated in accordance with the terms herein if such Member thereafter has and exercises the right to designate a Manager on the Board pursuant to Section 7.1 or thereafter has at least a 5% Percentage Interest. The obligations of the Company and Direct Edge under this Section 7.15 shall survive, with respect to any Member, for a period of one (1) year from the date such Member ceases to be a member of the Company.

(b) Each Member, during the period starting from the date on which such Member became a member of the Company through and ending on the date that is the one year anniversary of the date on which such Member shall have ceased to be a member of the

Company, shall not, without the Company's prior written consent, disclose to any Person other than an Exempt Person (as defined below) of such Member any confidential, non-public information obtained from the Company or one of its Affiliates concerning the following: (1) any Intellectual Property (as defined below) owned or used by the Company or any of its subsidiaries, (2) any dealings between the Company or any of its subsidiaries, on the one hand, and any Client or Vendor (as those terms are defined below) or any employee, director, officer, manager or member of the Company or any of its subsidiaries, on the other hand; (3) any financial information or results of operations of the Company or any of its subsidiaries; or (4) any business plans, pricing information, customer information or regulatory information of the Company or any of its subsidiaries (collectively, "Confidential Information"); provided, however, that, notwithstanding anything to the contrary in the foregoing, Confidential Information shall not include, with respect to any Person, any information that: (A) is or becomes generally available to the public other than as a result of a disclosure directly or indirectly by such Person or any of its Affiliates or any of their respective directors, officers, managers, employees, advisors or other representatives (collectively, "Representatives") in breach of this Section 7.15(a); (B) is disclosed by another Person not known by the recipient to be under a confidentiality agreement or obligation to the Company or any of its subsidiaries not to disclose such information; or (C) is independently developed by such Person or any of its Affiliates or any of their respective Representatives without derivation from, reference to or reliance upon any Confidential Information; provided, further, that, notwithstanding anything to the contrary in this Agreement, (A) any Member may disclose any Confidential Information to the extent required by any applicable law, statute, rule or regulation or any request, order or subpoena issued by any court or other governmental entity or any SRO (including FINRA), and (B) nothing herein shall be interpreted to limit or impede the rights of the SEC or any Company Related SRO to access or examine any Confidential Information, or to limit or impede the ability of any Member or any of its Representatives to disclose to the SEC as the SEC may request, order or demand any Confidential Information, in each case pursuant to Section 11.2, Article XIV or the U.S. federal securities laws and rules and regulations thereunder. Each Member shall be responsible for any breach of this Section 7.15(a) by any of its Representatives and agrees to use commercially reasonable efforts to cause its Representatives to treat all Confidential Information in the same manner as such Member would generally treat its own confidential, non-public information. Each of the Members acknowledges and agrees that other Members may operate businesses or have interests in businesses (including having representatives of such other Members who serve as directors, managers or officers of entities engaging in such businesses) that compete with, or that otherwise are associated with or complementary to, the operations of the Company (such competing, associated, and complementary businesses, "Associated Businesses") and that Confidential Information may be disclosed to Exempt Persons who are involved with such Associated Businesses. Nothing in this Agreement shall preclude (i) any such Exempt Person from continuing to be involved with any Associated Business or (ii) any such Member or such Exempt Person from operating in the best interests of and satisfying their obligations to such Associated Business, provided that neither such Member nor Exempt Person discloses any Confidential Information in violation of this Section 7.15(a). It is further acknowledged and agreed that such Member and such Exempt Person may have benefit and use Confidential Information in the course of their involvement with such Associated Business and that such benefit and use shall not be precluded under this Agreement so long as no such Confidential Information is disclosed by such Member or Exempt Person in violation of this

Section 7.15(a) and subject to the last sentence of this Section 7.15(a)).

(c) For purposes of Section 7.15(b):

(1) "Exempt Person" means, with respect to any Person, any Affiliate of such Person or any Representative of the Company, such Person or such Person's Affiliate, in each case, who (a) has a reasonable need to know the contents of the Confidential Information, (b) is informed of the confidential nature of the Confidential Information and (c) agrees to keep such information confidential in accordance with the terms of this Agreement.

(2) "Intellectual Property" means (a) inventions and discoveries (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, all patents, registrations, invention disclosures and applications therefor, including divisions, revisions, supplementary protection certificates, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reissues and re-examinations thereof; (b) published and unpublished works of authorship, whether copyrightable or not (including without limitation databases and other compilations of information, mask works and semiconductor chip rights), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (c) trade secrets and other technical information (which may include ideas, research and development, know-how, formulae and other processes, business methods, customer lists and supplier lists).

(3) "Client" means any Person to whom the Company or Direct Edge provides services under any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation.

(4) "Vendor" means any Person from whom the Company or Direct Edge receives material services under any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation.

7.16 Reliance by Third Parties. Any Person dealing with the Company or the Board may rely upon a certificate signed by a Manager or such officer of the Company designated by the Board, as to:

(a) the identities of the Managers serving on the Board or any committee thereof, any officer or agent of the Company, or any Member;

(b) the existence or non-existence of any fact or facts that constitute a condition precedent to acts by the Board or in any other manner germane to the affairs of the Company; or

(c) the Persons who are authorized to execute and deliver any instrument or document of or on behalf of the Company.

7.17 Tax Matters Partner.

(a) ISE Holdings shall be the "tax matters partner" of the Company as defined in Section 6231 of the Code and shall act in any similar capacity under applicable state, local or foreign law (in such capacity, the "Tax Matters Partner"). If necessary to have Subchapter C of Chapter 63 of the Code apply to the Company, the Company shall make an election pursuant to Section 6231(a)(1)(B)(ii) of the Code.

(b) Each Member shall be considered to have retained such rights (and obligations, if any) as are provided for under the Code or any other applicable law with respect to any examination, proposed adjustment or proceeding relating to Company tax items (including its rights under Section 6224(c) of the Code and its right to notice of any proposed tax settlements in any court case involving the Company). The Tax Matters Partner agrees that it shall not bind the Members to any tax settlement without the unanimous approval of all the Members. The Tax Matters Partner shall notify the other Members, within 30 calendar days after it receives notice from the United States Internal Revenue Service ("IRS"), of any administrative proceeding with respect to an examination of, or proposed adjustment to, any Company tax items. The Tax Matters Partner shall provide the other Members with notice of its intention to extend the statute of limitations or file a tax claim in any court at least ten calendar days before taking such action and shall not extend such statute of limitations or file such tax claim without the unanimous approval of all the Members. In the event that the other Members notify the Tax Matters Partner of their intention to represent themselves, or to obtain independent counsel and other advisors to represent them, in connection with any such examination, proceeding or proposed adjustment, the Tax Matters Partner agrees to supply the other Members and their counsel and other advisors, as the case may be, with copies of all written communications received by the Tax Matters Partner with respect thereto, together with such other information as they may reasonably request in connection therewith. The Tax Matters Partner further agrees, in that event, to cooperate with the other Members and their counsel and other advisors, as the case may be, in connection with their separate representation, to the extent reasonably practicable and at the sole cost and expense of such other Members. In addition to the foregoing, the Tax Matters Partner shall notify the other Members prior to submitting a request for administrative adjustment on behalf of the Company and shall not submit such request without the unanimous approval of all the Members. Nothing contained in this Section 7.17 shall affect the authority of the Board provided for in Section 11.6 as to tax matters; any action by the Tax Matters Partner shall be consistent with the direction of the Board pursuant to its authority thereunder.

7.18 Restriction on Foreign Operations. None of (i) the Company, (ii) Direct Edge, (iii) any "disregarded entity" owned by the Company or Direct Edge, or (iv) any other entity treated for U.S. federal income tax purposes as a division of either the Company or Direct Edge shall ever have a permanent establishment or branch outside the United States or conduct business outside the United States in such a way that it is deemed to have a permanent establishment or a foreign branch, as that term is defined in Temporary Treasury Regulation §

1.367(a)-6T(g)(1). Accordingly, any entity described in (i) through (iv) above (each, a "Restricted Entity") shall not:

(a) maintain or conduct business through a fixed place of business outside the United States, including a place of management, a branch, or an office;

(b) maintain a separate set of books and records outside of the United States;

(c) hold a meeting (whether formal or informal) of the board or of any committee of the board (1) outside of the United States or (2) at which fewer than two members of the board or such committee, as the case may be, are not physically present at the place designated as the location for the board meeting;

(d) send an employee to work at a fixed location outside the United States for a period of time sufficient to constitute a branch or permanent establishment;

(e) conduct business (including the solicitation of customers, the negotiation of prices and other material terms and conditions, and the performance of other activities incidental to the origination or continuance of a transaction) outside the United States through a dependent agent or employee;

(f) enter into binding contracts outside the United States, or give an agent or employee the authority to enter into such contracts outside the United States; or

(g) own any real estate outside the United States, or own tangible personal property outside the United States.

Nothing in this Section 7.18 or elsewhere in this Agreement shall be deemed to prohibit or restrict in any way any Restricted Entity from conducting business outside the United States through any direct or indirect subsidiary that is treated as a corporation for United States federal income tax purposes (an "Eligible Subsidiary"). If any Restricted Entity wishes to change the classification of an Eligible Subsidiary for U.S. federal tax purposes pursuant to Treas. Reg. § 301.7701-3, then it must first obtain the consent of each Initial Member that is or will be a Member as of the effective date of such change in classification, which consent can be given in each such Initial Member's sole discretion. The Company shall ensure that Restricted Entities subject to this Section 7.18 shall comply with the requirements of this Section 7.18.

7.19 Conversion to Corporation; Registration Rights; Initial Public Offering.

(a) In the event that the Board determines that conducting the business of the Company in a corporate rather than in a limited liability company form would be necessary to allow an offering of equity interests in the Company or a successor through an Initial Public Offering, then the Board, in accordance with Section 7.7(a)(3), shall have the power to convert the Company to a corporation or take such other action as it may deem advisable in light thereof, including (A) dissolving the Company, creating one or more subsidiaries of a newly formed corporation and, subject to the Act, transferring to such subsidiaries any or all of the assets of the Company (including by merger) or (B) causing the Members to, and the Members agree to, exchange their Units for shares of a newly formed corporation; provided, that the Company shall first obtain an opinion of counsel reasonably acceptable to each of the Initial Members that is or will be a Member as of the effective date of such conversion or other action (unless such opinion requirement is waived by each of such Initial Members) that any such action will be tax-free to the Members (such conversion to a corporation or other action, the "Conversion"). Notwithstanding the foregoing, for so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, before any Conversion may be effected, the proposal regarding such Conversion shall be filed with, or filed with and approved by, the SEC pursuant to Section 19 of the Exchange Act and the rules and regulations thereunder, as the case may be.

(b) The Members shall receive, in exchange for their respective Units, shares of capital stock or other interests of such corporation or its subsidiaries having the same relative economic interest and other rights and obligations in such corporation or its subsidiaries as is set forth in this Agreement, subject to any modifications deemed appropriate by the Board, in accordance with Section 7.7(a)(3), as a result of the Conversion to corporate form (the "Surviving Corporation Shares").

(c) At the time of such Conversion and subject to any legal, regulatory, stock exchange or other similar requirements, the Members shall, and hereby agree to take all actions reasonably requested by the Board in connection with the Conversion and to cause the resulting corporation to be governed substantially as provided herein, including entering into a stockholders' agreement providing for an agreement to vote all shares of capital stock or other interests held by them to elect the board of directors of such resulting corporation in accordance with the substance of Section 7.1; provided, that such governance provisions and such stockholders' agreement shall terminate effective as of the Initial Pubic Offering of the Company.

(d) If the Board elects to undertake an Initial Public Offering of the Company in accordance with Section 7.7(c)(1) or 7.7(f)(1), as applicable, within 60 days after such approval, the Company and the Members shall engage one or more investment bankers and shall use commercially reasonable efforts to complete the Initial Public Offering within 180 days after such approvals; provided that the Company may defer the Initial Public Offering if the Board determines that market conditions are sufficiently adverse to consummate the Initial Public Offering within such period. At the time an Initial Public Offering of the Company is consummated, each Member shall have registration rights with respect to its Surviving Corporation Shares pursuant to the terms attached as Exhibit D.

Article VIII
Distributions

8.1 Current Distributions. If at any time and from time to time the Board determines that the Company has cash that is not required for the operations of the Company, the payment of liabilities or expenses of the Company, or the setting aside of reserves to meet the anticipated cash needs of the Company during the upcoming Fiscal Year ("Distributable Cash"), then:

(a) Within 15 calendar days after the end of each fiscal quarter, the Company shall make distributions ("Tax Distributions") to the Members of their respective Tax Amounts for such fiscal quarter (or, in the event that Distributable Cash is less than the total of all such

Tax Amounts, the Company shall distribute the Distributable Cash in proportion to such Tax Amounts). If after the end of any Fiscal Year it is determined that a Member's Tax Amount for the Fiscal Year exceeds the sum of the Tax Distributions made to the Member hereunder and the distributions made to such member under Section 8.1(b) for such Fiscal Year (any such excess, a "Shortfall Amount"), then the Company shall, on or before the 75th calendar day of the next Fiscal Year, make an additional Tax Distribution to the Members of their respective Shortfall Amounts (or, in the event that Distributable Cash is less than the total of all Shortfall Amounts, the Company shall distribute the Distributable Cash in proportion to such Shortfall Amounts). If the aggregate Tax Distributions to any Member pursuant to this subsection for a Fiscal Year exceed the Member's Tax Amount for such Fiscal Year, such excess shall be deducted from the Member's Tax Amount when calculating the Tax Distributions to be made to such Member for each subsequent Fiscal Year until the excess has been fully accounted for. All Tax Distributions to a Member shall be treated as advances against any subsequent distributions to be made to such Member under Section 8.1(b) or Section 13.3. Subsequent distributions made to the Member pursuant to Section 8.1(b) and Section 13.3 shall be adjusted so that when aggregated with all prior distributions to the Member pursuant to those provisions, and with all prior Tax Distributions to the Member, the amount distributed shall be equal, as nearly as possible, to the aggregate amount that would have been distributable to such member pursuant to Section 8.1(b) and Section 13.3 if this Agreement contained no provision for Tax Distributions. The Board shall undertake best efforts to cause the Company to distribute the respective Tax Amounts to each Member each fiscal quarter and after the end of the Fiscal Year pursuant to the terms of this Section 8.1(a).

(b) After taking into account the advance of Tax Distributions pursuant to Section 8.1(a), the Board may, pursuant to the Distribution Plan required to be approved pursuant to Section 11.4 or, at any time after December 23, 2010, pursuant to a Distribution Plan or as otherwise approved pursuant to Section 7.7(a)(5), decide to cause the Company to distribute all or any portion of Distributable Cash to the Members in proportion to their Percentage Interests, unless the distribution is a liquidating distribution, which shall be made in the manner set out in Section 13.2(b).

8.2 Limitation. Notwithstanding any other provision in this Agreement, the Company shall not make a distribution to any Member on account of it interest in the Company (i) if, and to the extent, such distribution would violate the Act or other applicable law or would come from any Regulatory Funds, or (ii) until December 23, 2010, if the Distribution Plan has not been adopted and approved pursuant to Section 7.7(c)(5).

8.3 Withholding Treated as Distributions. Any amount that the Company is required to withhold and pay over to any governmental authority on behalf of a Member shall be treated as a distribution made to such Member pursuant to Section 8.1 or Section 13.3, and shall be deducted from the amounts next distributable to such Member pursuant to any of those provisions until the withholding has been fully accounted for.

Article IX
Capital Accounts; Allocation of Profits and Losses

9.1 Capital Accounts; General. An individual Capital Account shall be established and maintained for each Member in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv). The Capital Account of each Member shall as of the date hereof be deemed to equal the amount set forth for each Member on Exhibit B.

9.2 Calculation of Profits and Losses. For all purposes hereof, the Company's profits and losses shall in accordance with Code Section 703(a) and Treasury Regulation Section 1.703-1 be computed with the following adjustments: (a) items of gain, loss, and deduction shall be computed based upon the book values of the Company's assets (in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g) and/or 1.704-3(d)) rather than upon the assets' adjusted bases for Federal income tax purposes; (b) any tax exempt income received by the Company shall be included as an item of gross income; (c) the amount of any adjustments to the book values of any assets of the Company pursuant to Code Section 743 shall not be taken into account; and (d) any expenditure of the Company described in Code Section 705(a)(2)(B) (including any expenditure treated as being described in Code Section 705(a)(2)(B) pursuant to Treasury Regulations under Code Section 704(b)) shall be treated as a deductible expense.

9.3 Fiscal Periods. Fiscal periods of the Company shall end (a) on the last calendar day of each calendar year and (b) at the close of business on the calendar day before any calendar day on which Percentage Interests change.

9.4 Allocations of Profits and Losses; General. Except as provided in Section 9.6 and Section 9.7 below, all net profits, losses and credits of the Company (for both accounting and tax purposes) for each fiscal period shall be allocated to the Members in proportion to their respective Percentage Interests as of the end of such fiscal period.

9.5 Terminating Allocations. Notwithstanding the foregoing allocation provisions, any profits or losses resulting from a liquidation, merger or consolidation of the Company, the sale of substantially all the assets of the Company in one or a series of related transactions, or any similar event (and, if necessary, specific items of gross income, gain, loss, or deduction incurred by the Company in the Fiscal Year of such transaction(s)) shall be allocated among the Members so that after such allocations and the allocations required by Section 9.6 and Section 9.7, and immediately before the making of any liquidating distributions to the Members under Section 13.3, the Members' Capital Accounts are in proportion to their respective Percentage Interests.

9.6 Regulatory Allocations. Article IX is intended to comply with Section 704(b) of the Code and the Treasury Regulations thereunder, including the "alternative test for economic effect" under Treasury Regulations Section 1.704-1(b)(ii)(d), and including those proposed Regulations addressing adjustments to capital accounts upon the exercise of non compensatory options. Notwithstanding Section 9.4, the Company shall make any allocations required by such Regulations, including "qualified income offset" and "minimum gain chargeback" allocations and allocations relating to any nonrecourse debt of the Company, prior to making the allocations set forth in Section 9.4. Any amount of Non-recourse Debt of the Company subject to allocation under Treasury Regulations Section 1.752-3(a)(3) shall be allocated to the Members in proportion to their relative holdings of Units.

9.7 Offset of Regulatory Allocations. The allocations required by Section 9.6 are intended to comply with certain requirements of the Treasury Regulations. The Board may, subject to the approval of all the Members and to the extent not inconsistent with Section 704 of the Code, offset any or all such regulatory allocations either with other regulatory allocations or with special allocations of income, gain, loss or deductions pursuant to this section in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the regulatory allocations were not part of this Agreement.

9.8 Section 704(c) and Capital Account Revaluation Allocations. The Members agree that to the fullest extent possible with respect to the allocation of depreciation and gain for U.S. federal income tax purposes, Section 704(c) of the Code shall apply with respect to non-cash property contributed to the Company by any Member and accordingly agree that the Company shall elect the traditional allocation method of Treas. Reg. section 1.704-3(b). For purposes hereof, any allocation of income, loss, gain or any item thereof to a Member pursuant to Section 704(c) of the Code shall affect only its tax basis in its Percentage Interest and shall not affect its Capital Account. In addition to the foregoing, if the Company's assets are reflected in the Capital Accounts of the Members at a book value that differs from the adjusted tax basis of the assets (e.g., because of a revaluation of the Members' Capital Accounts under Treasury Regulations §1.704-1(b)(2)(iv)(f)), allocations of depreciation, amortization, income, gain or loss with respect to such property shall be made among the Members in a manner consistent with the principles of Section 704(c) of the Code and this Section 9.8.

9.9 Allocation in Case of Transfer. In the event of a transfer of any Units during a taxable year of the Company, allocations of income, gain, loss, deductions and other items of the Company between the transferor and the transferee will be based on the portions of such taxable year during which each owned the Units or as the Board may determine in its reasonable discretion.

Article X
Powers, Duties and Restrictions of the Company and the Members; Other Provisions Relating to the Members

10.1 Powers of the Company. In furtherance of the purposes set forth in Article III, and subject to the provisions of Article VII, the Company will possess the power to do anything not prohibited by the Act, by other applicable law, or by this Agreement, including but not limited to the following powers: (a) to undertake any of the activities described in Article III; (b) to make, perform and enter into any contract, commitment, activity or agreement relating thereto; (c) to open, maintain and close bank and money market accounts, to endorse, for deposit to any such account otherwise, checks payable or belonging to the Company from any other Person, and to draw checks or other orders for the payment of money on any such account; (d) to hold, distribute, and exercise all rights (including voting rights), powers and privileges and other incidents of ownership with respect to assets of the Company; (e) to borrow funds, issue evidences of indebtedness and refinance any such indebtedness in furtherance of any or all of the purposes of the Company; (f) to employ or retain such agents, employees, managers, accountants, attorneys, consultants and other Persons necessary or appropriate to carry out the business and affairs of the Company, and to pay such fees, expenses, salaries, wages and other compensation to such Persons; (g) to bring, defend and compromise actions, in its own name, at law or in equity; and (h) to take all actions and do all things necessary or advisable or incident to carry out the purposes of the Company, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the Company's business, purposes or activities.

10.2 Maintenance of Separate Business.

(a) The Company shall at all times (i) to the extent that any of the Company's offices are located in the offices of one of its Affiliates, pay fair market rent for its office space located therein, (ii) maintain the Company's books, financial statements, accounting records and other limited liability company documents and records separate from those of any of its Affiliates or any other Person, (iii) not commingle the Company's assets with those of any of its Affiliates or any other Person, (iv) maintain the Company's account, bank accounts, and payroll separate from those of any of its Affiliates, (v) act solely in its name and through its own authorized agents, and in all respects hold itself out as a legal entity separate and distinct from any other Person, (vi) make investments directly or by brokers engaged and paid by the Company and its agents, (vii) manage the Company's liabilities separately from those of any of its Affiliates and pay its own liabilities, including all administrative expenses and compensation to employees, consultants or agents, and all operating expenses, from its own separate assets, except that an Affiliate of the Company may pay the organizational expenses of the Company; provided, however, the foregoing shall not require any Member to make any Additional Capital Contribution; and (viii) pay from the Company's assets all obligations and indebtedness of any kind incurred by the Company; provided, however, the foregoing shall not require any Member to make any Additional Capital Contribution. The Company shall abide by all Act formalities, including the maintenance of current records of the Company's affairs, and the Company shall cause its financial statements to be prepared in accordance with generally accepted accounting principles in a manner that indicates the separate existence of the Company. The Company shall (i) pay all its liabilities; provided, however, the foregoing shall not require any Member to make any Additional Capital Contribution, (ii) not assume the liabilities of any of its Affiliates unless such assumption is approved in accordance with this Agreement and (iii) not guarantee the liabilities of any of its Affiliates unless such assumption is approved in accordance with this Agreement. Subject to Article VII, the Board shall make decisions with respect to the business and daily operations of the Company independent of and not dictated by any of its Affiliates. Failure of the Company, any of the Members or the Board on behalf of the Company to comply with any of the foregoing covenants or any other covenants contained in this Agreement shall not affect the status of the Company as a separate legal entity or the limited liability of the Members or the Managers.

10.3 Purchased Services. Except for the Services Agreements, unless approved by a majority of the Board excluding the Manager designated by the Member to which this Section 10.3 applies, all products and services to be obtained by the Company or any of its subsidiaries and all transactions conducted by the Company and its subsidiaries shall be evaluated by the Company's management with a view to best practices, and all such products and services and all such transactions shall, if obtained from or conducted with any Member or any Affiliate of a Member, be obtained or conducted only on an arm's length basis with terms that are not less favorable to the Company or any of its subsidiaries than those that the Company or any of its subsidiaries might otherwise be able to obtain from an unrelated Person.

10.4 Compensation of the Members and Managers. Except as otherwise specifically provided in this Agreement, the Members shall not be entitled to any compensation for their services hereunder. The Managers may be paid by the Company their reasonable expenses, if any, of attendance at each meeting of the Board and at each meeting of a committee of the Board of which they are members.

10.5 Cessation of Status as a Member. A Member shall cease to be a member of the Company upon the Bankruptcy or involuntary dissolution of such Member or upon the transfer of all of such Member's limited liability company interest in the Company.

10.6 Representations and Warranties. Each Member represents and warrants to the Company and the other Members that such Member is not a foreign partner under Section 1446(e) of the Code.

10.7 Other Activities of the Members.

(a) Notwithstanding any duty otherwise existing at law or in equity, each of the Members and any Person employed by, related to or in any way affiliated with any Member (the "Permitted Persons") may have other business interests and may engage in any business or trade, profession, employment or activity whatsoever (regardless of whether any such activity competes, directly or indirectly, with the business or activities of the Company or any of its subsidiaries), for its own account, or in partnership or participation with, or as an employee, officer, director, stockholder, member, manager, trustee, general or limited partner, agent or representative of, any other Person, and no Permitted Person shall be required to devote its entire time (business or otherwise), or any particular portion of its time (business or otherwise) to the business of the Company or any of its subsidiaries. Notwithstanding any duty otherwise existing at law or in equity, without limiting the generality of the foregoing, each Permitted Person (i) may engage in the same or similar activities or lines of business as the Company or any of its subsidiaries or develop or market any products or services that compete, directly or indirectly, with those of the Company or any of its subsidiaries, including owning, operating or investing in electronic trading systems in alternative asset classes or geographies, subject to Section 7.7(h)(4), (ii) may invest or own any interest in, or develop a business relationship with, any Person engaged in the same or similar activities or lines of business as, or otherwise in competition with, the Company or any of its subsidiaries and (iii) may do business with any client or customer of the Company or any of its subsidiaries. Neither the Company nor any Member nor Manager, nor any Affiliate of any thereof, by virtue of this Agreement, shall have any rights in and to any such independent venture or the income or profits derived therefrom, regardless of whether or not such venture was initially presented to a Permitted Person as a direct or indirect result of its relationship with the Company or any of its subsidiaries. Notwithstanding any duty otherwise existing at law or in equity, no Permitted Person shall have any obligation hereunder to present any business opportunity to the Company or any of its subsidiaries, even if the opportunity is one that the Company or any of its subsidiaries might reasonably have pursued or had the ability or desire to pursue, in each case, if granted the opportunity to do so, and, to the fullest extent permitted by law, no Permitted Person shall be liable to the Company, any of its subsidiaries or any Member (or any Affiliate thereof) for breach of any fiduciary or other duty relating to the Company (whether imposed by applicable law or otherwise), by reason of the fact that the Permitted Person pursues or acquires such business opportunity, directs such business opportunity to another person or fails to present such business opportunity, or information regarding such business opportunity, to the Company or any of its subsidiaries.

(b) ISE LLC shall not grant a license for the software supporting the core matching engine technology to a Person that is, or in the determination of the Board is likely to become, a competitor of the Company with respect to the trading of U.S. cash equities, exchange traded funds and structured products (a "Competing Prospective Licensee"), except in accordance with Section 7.7(h)(3).

10.8 Use of Name and Trade Marks.

(a) Each Member (the "Using Member") shall not, without the prior written consent of the other Member in question for each instance, (i) use in advertising, publicity or otherwise the name of such other Member or its Affiliates or employees, or any trade name, trademark, trade device, logo service mark, symbol or abbreviation, contraction or simulation thereof owned or used by such other Member or its Affiliates, or (ii) represent, directly or indirectly, that any product or any service provided by the Using Member has been approved, endorsed, recommended or provided by, or in association with, such other Member or its Affiliates.

(b) Each Member shall not, without the prior written consent of the Company, (i) use in advertising, publicity or otherwise the name of the Company or Direct Edge or any of their respective Affiliates (other than, if applicable, such Member) or employees, or any trade name, trademark, trade device, logo service mark, symbol or abbreviation, contraction or simulation thereof owned or used by the Company or Direct Edge or any of their respective Affiliates (other than, if applicable, such Member), or (ii) represent, directly or indirectly, that any product or any service provided by such Member has been approved, endorsed, recommended or provided by, or in association with, the Company or Direct Edge or any of their respective Affiliates (other than, if applicable, such Member).

(c) The Company shall not, and shall cause Direct Edge not to, in each case without the prior written consent of the Member in question for each instance, (i) use in advertising, publicity or otherwise the name of any Member or its Affiliates (other than the Company or Direct Edge) or employees, or any trade name, trademark, trade device, logo service mark, symbol or abbreviation, contraction or simulation thereof owned or used by a Member or its Affiliates (other than the Company or Direct Edge), or (ii) represent, directly or indirectly, that any product or any service provided by the Company or Direct Edge has been approved, endorsed, recommended or provided by, or in association with, any Member or its Affiliates (other than the Company or Direct Edge).

Article XI
Books, Records and Accounting

11.1 Books of Account. The Board shall cause to be entered in appropriate books, kept at the Company's principal place of business, which must be in the United States, all transactions of or relating to the Company. The books and records of the Company shall be made and maintained, and the financial position and the results of operations recorded, at the expense of the Company, in accordance with such method of accounting as is determined by the Board. Each Member, for any purpose reasonably related to such Member's interest as a Member in the Company, or in the case of ISE Holdings in connection with the exercise of the ISE ROFR, shall have access to and the right, at such Member's sole cost and expense, to inspect and copy such books and records during normal business hours; provided, that the inspecting Member shall be responsible for any out-of-pocket costs or expenses incurred by the Company in making such books and records available for inspection.

11.2 Books and Records Relating to the Self-Regulatory Function of the Company-Related SROs.

(a) To the fullest extent permitted by law, all books and records of an Exchange Subsidiary reflecting confidential information pertaining to the self-regulatory function of a Company-Related SRO (including disciplinary matters, trading data, trading practices and audit information) that shall come into the possession of the Company, and the information contained in those books and records, shall be retained in confidence by the Company, the Members and the Managers, officers, employees and agents of the Company and shall not be used for any non-regulatory purposes. Notwithstanding the foregoing sentence, nothing herein shall be interpreted so as to limit or impede the rights of the SEC or a Company-Related SRO to access and examine such confidential information pursuant to the U.S. federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any Members, Managers, officers, employees or agents of the Company to disclose such information to the SEC or a Company-Related SRO.

(b) To the extent they are related to the operation or administration of an Exchange Subsidiary, the books, records, premises, officers, Managers, agents, and employees of the Company shall be deemed to be the books, records, premises, officers, managers, directors, agents and employees of such Exchange Subsidiary or, in the case of ISE Exchange, ISE SRO for the purposes of, and subject to oversight pursuant to, the Exchange Act. For so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, the Company's books and records shall be subject at all times to inspection and copying by the SEC and the applicable Exchange Subsidiary or, in the case of ISE Exchange, ISE SRO, provided that such books and records are related to the operation or administration of an Exchange Subsidiary.

11.3 Deposits of Funds. All funds of the Company shall be deposited in its name in such checking, money market, or other account or accounts as the Board may from time to time designate; withdrawals shall be made therefrom on such signature or signatures as the Board shall determine.

11.4 Company Budget and Distribution Plan. At least 60 calendar days before any Fiscal Year, the Board shall prepare and approve an annual budget setting forth all anticipated expenses of the Company during the course of that upcoming Fiscal Year (the "Annual Budget"). If the Board does not prepare and approve an annual budget, the Annual Budget from the prior Fiscal Year shall remain in effect until such new annual budget is so prepared and approved. Prior to the six month anniversary of the Merger Date, the Board shall also prepare, and the Board and the Initial Members shall approve pursuant to Section 7.7(c)(5) a Distribution Plan covering the two years immediately following the Merger Date.

11.5 Financial Statements; Reports to Members. In connection with the financial statements to be delivered pursuant to this Section 11.5, the Company shall engage nationally recognized, independent certified public accountants and have annual audits made by such independent public accountants. The Company shall deliver to each of the Members the following:within 30 calendar days after the close of each month (other than the last month of any fiscal quarter), an unaudited consolidated balance sheet of the Company as of the end of such month, together with the related statements of operations and cash flow for such month and for the current Fiscal Year to the end of such month;

(b) within 30 calendar days after the close of each fiscal quarter (other than the fourth quarter), an unaudited consolidated balance sheet of the Company as of the end of such quarter, together with the related statements of operations and cash flow for such quarter and for the current fiscal year to the end of such fiscal quarter;

(c) within 90 calendar days after the end of each Fiscal Year, an audited consolidated balance sheet of the Company as of the end of such Fiscal Year, together with related statements of operations and cash flow for such Fiscal Year;

(d) at the time the Board approves the Annual Budget in accordance with Section 11.4, the Company's Annual Budget for the next Fiscal Year and any material modifications thereto; and

(e) with reasonable promptness, such other information and data as a Member may from time to time reasonably request.

11.6 Tax Matters.

(a) The Board shall prepare all tax returns of the Company; provided, however, that the Board shall not file any income tax return without the approval of each Member owning a Percentage Interest of 10% or more during the period covered by such tax return, which approval shall not be unreasonably withheld or conditioned. The Board shall cause the Company to circulate to each Member referred to in the preceding sentence for its review and approval a draft of any income tax return no later than 90 calendar days after the end of the Company's Fiscal Year. If any such Member shall object to any items on such return within 30 calendar days, then the Members and the Board shall attempt to agree on a mutually acceptable resolution of any disputed tax items. If such Member and the Board cannot resolve their disagreement within ten calendar days, either such Member or the Board may request, in writing with a copy sent to the other party, that the disagreement be resolved by a mutually agreed upon nationally recognized, independent accounting firm (the "Independent Accountants") and the Independent Accountants shall be instructed to resolve the dispute by, first determining if both positions have merit, and if not, shall adopt the position that has merit. If the Independent Accountants determine that both positions have merit, the Independent Accountants shall adopt the position that will maximize, in the aggregate, the U.S. federal, state and local and foreign income tax advantages and will minimize, in the aggregate, the U.S. federal, state, and local and foreign income tax detriments, available to the Members. The Independent Accountants shall provide their written resolution of the disagreement to both the Member and the Board within 15 calendar days after the date that the Independent Accountants were requested to resolve such disagreement. If the Independent Accountants are incapable of resolving such disagreement based on the above-stated criteria, the position of the Board shall prevail. The cost of the Independent Accountants in connection with the resolution of a dispute under this Section shall be paid by the Company.

(b) The Board shall furnish a copy of all filed tax returns of the Company to each of the Members. In addition, upon reasonable written notice provided to the Company by a Member (and as otherwise required by law), the Company shall furnish such Members, on a timely basis, with all information relating to the Company required to be reported in any U.S. federal, state and local tax returns of such Members, including a report indicating such Member's allocable share for U.S. federal income tax purposes of the Company's income, gain, credits, losses and deductions. Within 90 calendar days after the end of the Company's Fiscal Year, the Board shall send to each Member a copy of Schedule K-1 to Internal Revenue Service Form 1065 (or any successor form); provided that the Board may, in its reasonable discretion extend such period as permitted under applicable law.

(c) The Members shall report their tax items with respect to, and arising from, their Units in a manner that is consistent with the Company's tax returns.

(d) The Board shall provide prompt notice to the Members of advice that the IRS or any applicable foreign, state or local taxing authority intends to examine any tax returns or records or books of the Company and of any notice from the IRS or any other taxing authority in any administrative or judicial proceeding at the Company level relating to the determination of any item of income, gain, loss, deduction or credit of the Company, in each case together with a copy of such IRS or foreign, state or local taxing authority notice and any written materials submitted by the Board in response to such notice. In the event of any tax audit or any contest, dispute or litigation with respect to the treatment of, or liability of the Company for, any U.S. federal, state or local or foreign income tax for any taxable period (or portion of a taxable period) of the Company beginning after the date that the Company ceases to be a partnership for U.S. federal income tax purposes, the Board shall control, defend and otherwise represent the Company in such audit, contest, dispute or litigation. The Board shall advise any Member of any written proposed adjustment by the IRS that would increase (directly or through such Member's interest in any intermediate entities) such Member's U.S. federal income tax liability (or decrease (directly or through such Member's interest in any intermediate entities) such Member's U.S. federal tax benefits). If the Board proposes that such adjustment be approved, the Company shall not concede such adjustment without each Member's prior written approval, which approval shall not be unreasonably withheld or conditioned. In the event of a disagreement between the Board and a Member with respect to such adjustment, the procedures for resolving disagreements set forth in Section 11.6(a) hereof shall apply.

(e) The Board shall take any steps necessary pursuant to Code Section 6223(a) to designate each Member as a "notice partner" (as defined in Code Section 6231(a)(8)). In addition, nothing in this Agreement is intended to waive any rights, including rights to participate in administrative and judicial proceedings, that a Member may have under Code

Sections 6221 through 6233, inclusive.

(f) Subject to this Agreement, the Board shall have authority to make any tax election with respect to the Company or any subsidiary thereof that it deems advisable; provided, however, that the Company, to the extent it has not already done so, shall make the election under Code section 754 so that ISE Holdings, in connection with the ISE Purchases, will obtain a step-up in tax basis in a portion of the Company's assets, and further provided, that the Company shall not make an election to be classified as a corporation pursuant to Treas. Reg. section 301.7701-3 or otherwise or any similar tax election without the unanimous written consent of the Initial Members.

(g) Notwithstanding any other provisions of this Agreement, the provisions of this Section 11.6 shall survive the dissolution of the Company or the termination of any Member's interest in the Company and shall remain binding on all Members for a period of time necessary to resolve with the IRS or any applicable state or local taxing authority all matters (including litigation) regarding the U.S. federal, state and local income taxation, as the case may be, of the Company or any Member with respect to the Company.

Article XII
Concentration

12.1 Limitations.

(a) Notwithstanding anything herein to the contrary, for so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, except as provided in Section 12.1(b):

(1) no Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, Units representing in the aggregate a Percentage Interest of more than 40%;

(2) no Person, either alone or together with its Related Persons, who is an Exchange Member, may own, directly or indirectly, of record or beneficially, Units representing in the aggregate a Percentage Interest of more than 20%; and

(3) no Person, either alone or together with its Related Persons, may, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, vote or cause the voting of Units or give any consent or proxy with respect to Units representing a Percentage Interest of more than 20%, nor may any Person, either alone or together with its Related Persons, enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances that would result in the Units that are subject to such agreement, plan or other arrangement not being voted on any matter or matters or any proxy relating thereto being withheld, where the effect of such

agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Units that would represent a Percentage Interest of more than 20%; provided that this Section 12.1(a) shall not apply to ISE Holdings for so long as ISE Holdings is subject to ownership and voting limitations comparable to those set forth in Section 12.1(a) and ISE SRO is a wholly owned subsidiary of ISE Holdings.

(b) Subject to Section 12.1(c) and Section 12.1(d), the limitations in Section 12.1(a)(1) and 12.1(a)(3) (other than with respect to Exchange Members and their Related Persons) may be waived by the Board pursuant to an amendment to this Agreement adopted by the Board pursuant to Section 15.2, if, in connection with the adoption of such amendment, the Board adopts a resolution stating that it is the determination of such Board that such amendment (i) will not impair the ability of each Exchange Subsidiary (in the case of EDGX or EDGA) and ISE SRO (in the case of ISE Exchange) to carry out its functions and responsibilities under the Exchange Act and the rules and regulations thereunder, (ii) is otherwise in the best interests of the Company and its Members and the Exchange Subsidiaries; and (iii) will not impair the ability of the SEC to enforce the Exchange Act and the rules and regulations thereunder. Such amendment shall not be effective unless it is filed with and approved by the SEC. In making the determinations referred to in this Section 12.1(b), the Board may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act, and the rules under the Exchange Act, and the governance of the Exchange iesSubsidiaries.

(c) Notwithstanding Section 12.1(b), in any case where a Person, either alone or together with its Related Persons, would own or vote more than the percentage limitations set forth in Section 12.1(a) upon consummation of any proposed Transfer of Units, such Transfer shall not become effective until the Board shall have determined, by resolution, that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act).

(d) Notwithstanding and without giving effect to Section 12.1(b), any Person (either alone or together with its Related Persons) that proposes to own, directly or indirectly, of record or beneficially, Units representing in the aggregate a Percentage Interest of more than 40%, or to exercise voting rights, or grant any proxies or consents, with respect to Units representing in the aggregate a Percentage Interest of more than 20%, shall deliver to the Board a notice in writing, not less than 45 days (or any shorter period to which the Board shall expressly consent) before the proposed ownership of such Units, or the proposed exercise of such voting rights or the granting of such proxies or consents, of its intention to do so.

12.2 Required Notices.

(a) Any Person that owns, directly or indirectly (whether by acquisition, a change in the number of Units outstanding or otherwise), of record or beneficially, Units representing in the aggregate a Percentage Interest of five percent or more (either alone or together with its Related Persons) shall, immediately upon becoming the owner of such amount of Units, give the Board written notice of such ownership, which notice shall state: (i) such Person's full legal name; (ii) such Person's title or status and the date on which such title or status was acquired; (iii) such Person's approximate Percentage Interest (together with its Related Persons); and (iv) whether such Person has the power, directly or indirectly, to direct the management or policies of the Company, whether through ownership of securities, by contract or otherwise.

(b) Each Person required to provide written notice pursuant to Section 12.2(a) shall update such notice promptly after any change in the contents of that notice; provided that no such updated notice shall be required to be provided to the Board in the event of an increase or decrease in the Percentage Interest so reported that represents less than one percent of the issued Units (such increase or decrease to be measured cumulatively from the amount shown on the last such report), unless any increase or decrease of less than one percent results in such Person owning Units that represent a Percentage Interest of more than 20% or more than 40% (at a time when such Person previously owned less than such percentages) or such Person owning Units that represent a Percentage Interest of less than 20% or less than 40% (at a time when such Person previously owned more than such percentages).

(c) The Board shall have the right to require any Person reasonably believed to be subject to and in violation of this Article XII to provide the Company complete information as to all Units owned, directly or indirectly, of record or beneficially, by such Person (together with its Related Persons) and as to any other factual matter relating to the applicability of this Article XII as may reasonably be requested of such Person.

12.3 Redemption Right. If any Member purports to Transfer Units in violation of the Ownership Limitations or vote or cause the voting of Units, give any consent or proxy with respect to Units or enter into any agreement, plan or other arrangement for the voting of Units that would violate the Voting Limitations, then the Company shall have the right, exercisable upon written notice to such Member with respect to such Units, to redeem such Units for a price per Unit equal to lesser of fair market value or book value of those Units, which right shall be exercisable by the Company upon the approval of the Board. Upon any such determination to redeem any such Units, written notice shall be given by the Secretary of the Company to such Member, which notice shall specify a date for redemption of the Units which shall be not less than ten days nor more than 30 days from the date of such notice. Any Units that have been so called for redemption shall not be deemed outstanding Units for the purpose of voting or determining the total number of Units entitled to vote on any matter on and after the date on which written notice of redemption has been given to the Member if a sum sufficient to redeem such Units shall have been irrevocably deposited or set aside to pay the redemption price to the Member.

12.4 Voting. If any Member purports to vote or cause the voting of Units, give any consent or proxy with respect to Units, or enter into any agreement, plan or other arrangement for the voting of Units that would violate the Voting Limitations, the Company shall not honor such vote, consent or proxy to the extent that the Voting Limitations would be violated, and any Units subject thereto shall not be entitled to be voted to the extent of such violation.

Article XIII

Term and Dissolution

13.1 Term. The legal existence of the Company shall be perpetual, unless the Company is sooner dissolved as a result of an event specified in the Act or pursuant to a provision of this Agreement.

13.2 Dissolution.

(a) The Company shall be dissolved and its affairs wound up upon the first to occur of the following:

(1) The election to dissolve the Company made by the Board pursuant to Section 7.7(a)(1) and, to the extent applicable, the Initial Members pursuant to Section 7.7(c)(9);

(2) The entry of a decree of judicial dissolution of the Company under § 18-802 of the Act;

(3) The resignation, expulsion, Bankruptcy, or dissolution of the last remaining Member, or the occurrence of any other event which terminates the continued membership of the last remaining Member in the Company, unless the business of the Company is continued without dissolution in accordance with the Act; and

(4) The occurrence of any other event that causes the dissolution of a limited liability company under the Act, unless the Company is continued without dissolution in accordance with the Act.

(b) Upon dissolution of the Company, the business of the Company shall continue for the sole purpose of winding up its affairs. The winding up process shall be carried out by the Members unless the dissolution is caused by an event of withdrawal by the sole remaining Member, in which case the Board shall appoint a liquidating trustee. A liquidating trustee may be appointed for the Company by vote of a majority in Percentage Interest of the Members (the Members or such liquidating trustee appointed by the Board or the Members is referred to herein as the "Liquidator"). In winding up the Company's affairs, every effort shall then be made to dispose of the assets of the Company in an orderly manner, having regard to the liquidity, divisibility and marketability of the Company's assets. Subject to Section 13.3, if the Liquidator determines that it would be imprudent to dispose of any non-cash assets of the Company, then such assets may be distributed in-kind to the Members, in lieu of cash, proportionately to their right to receive cash distributions hereunder; provided, that the Liquidator shall in its sole discretion determine the relative shares of the Members of each kind of those assets that are to be distributed in kind. The Liquidator shall not be entitled to be paid by the Company any fee for services rendered in connection with the liquation of the Company, but the Liquidator (whether one or more Members or a liquidating trustee) shall be reimbursed by the Company for all third-party costs and expenses incurred by it in connection therewith and shall, to the fullest extent permitted by law, be indemnified by the Company with respect to any action brought against it in connection therewith by applying, mutatis mutandis, the provisions of Section 15.1.

13.3 Application and Distribution of Assets. Upon windup of the Company, the Company shall distribute its assets as follows: first, to creditors of the Company, including Members and Managers who are creditors, to the extent permitted by law, in satisfaction of liabilities of the Company (whether by payment or the making of reasonable provision for the payment thereof), and including any contingent, conditional and unmature liabilities of the Company, taking into account the relative priorities thereof; second, to the Members and former Members in satisfaction of liabilities under the Act for distributions to such Members and former Members; and third, to the Members, in proportion to, and to the extent of, their respective positive Capital Accounts. Notwithstanding anything to the contrary in this Agreement, upon a liquidation within the meaning of Treas. Regs. § 1.704-1(b)(2)(ii)(g), if any Member has a deficit Capital Account (after giving effect to all contributions, distributions, allocations, and other Capital Account adjustments for all taxable years, including the year during which such liquidation occurs), the Member shall have no obligation to make any Capital Contribution, and the negative balance of the Member's Capital Account shall not be considered a debt owed by the Member to the Company for any purpose whatsoever.

13.4 Capital Account Adjustments. For purposes of determining a Member's Capital Account, if, on liquidation and dissolution, some or all of the assets of the Company are distributed in kind, the Company's profits (or losses) shall be increased by the profits (or losses) that would have been realized had such assets been sold for their fair market value on the date of dissolution of the Company, as determined by the Liquidator. Such increase (i) shall be allocated to Members in accordance with Article IX hereof and (ii) shall increase (or decrease) the Members' Capital Account balances accordingly, it being the general intent that the adjustments contemplated by this subsection shall have the effect, as nearly as possible, of causing the Members' Capital Account balances to be in proportion to their Percentage Interests.

13.5 Termination of the LLC. Subject to Section 7.7(a)(1) of this Agreement, the separate legal existence of the Company shall terminate when all assets of the Company, after payment of or due provision for all debts, liabilities, and obligations of the Company, shall have been distributed to the Members in the manner provided for in this Article XIII, and a Certificate of Cancellation of the Certificate shall have been filed in the manner required by Section 18-203 of the Act.

Article XIV
SRO Function

14.1 Preservation of Independence. For so long as the Company shall, directly or indirectly, control an Exchange Subsidiary , the Managers, officers, employees and agents of the Company shall give due regard to the preservation of the independence of the self-regulatory function of such Exchange Subsidiary (in case of EDGX or EDGA) or ISE SRO (Exchange), as well as to its obligations to investors and the general public and shall not take any actions that would interfere with the effectuation of any decisions by a board of directors of an Exchange Subsidiary ((in case of EDGX or EDGA) or ISE SRO (in the case of ISE Exchange) relating to its regulatory functions (including disciplinary matters) or which would interfere with the ability of such Exchange Subsidiary (in the case of EDGX or EDGA) or ISE SRO (in the case of ISE Exchange) to carry out its responsibilities under the Exchange Act. To the fullest extent permitted by law, no present or past Member, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person shall have any rights against the Company or any Manager, officer, employee or agent of the Company under this Section 14.1.

14.2 Compliance with Securities Laws; Cooperation with the SEC. The Company shall comply with the U.S. federal securities laws and the rules and regulations thereunder and shall cooperate with the SEC and each Company-Related SRO, as applicable, pursuant to and to the extent of their respective regulatory authority. The officers, Managers, employees and agents of the Company, by virtue of their acceptance of such position, shall be deemed to agree (i) to comply with the U.S. federal securities laws and the rules and regulations thereunder and (ii) to cooperate with the SEC and each Company-Related SRO in respect of the SEC's oversight responsibilities regarding the Company-Related SROs and the self-regulatory functions and responsibilities of the Company-Related SROs. The Company shall take reasonable steps necessary to cause its officers, Managers, employees and agents to so cooperate. To the fullest extent permitted by law, no present or past Member, employee, beneficiary, agent, customer, creditor, regulatory authority (or member thereof) or other Person shall have any rights against the Company or any Manager, officer, employee or agent of the Company under this Section 14.2.

14.3 Consent to Jurisdiction. To the fullest extent permitted by law, the Company and its officers, Managers, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the SEC, each Company-Related SRO, as applicable, for the purposes of any suit, action or proceeding pursuant to the U.S. federal securities laws and the rules and regulations thereunder arising out of, or relating to, the activities of an Exchange Subsidiary, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the SEC and the Company-Related SROs that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter of that suit, action or proceeding may not be enforced in or by such courts or agency. The Company and its officers, Managers, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of an Exchange Subsidiary, and agree to notify the other parties hereto of the name and address of such agent.

14.4 Consent to Applicability. The Company shall take reasonable steps necessary to cause its current officers, Managers, employees and agents and prospective officers, Managers, employees and agents prior to such Person's employment, appointment or otherwise, to consent in writing to the applicability of Section 11.2 and Article XIV with respect to activities related to an Exchange Subsidiary.

Article XV
General Provisions

15.1 Exculpation and Indemnification.

(a) Unless specifically set forth herein, to the fullest extent permitted by applicable law, no Member, officer, Manager, employee or agent of the Company and no officer, director, employee, representative, agent or Affiliate of any Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's gross negligence or willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by a Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's gross negligence or willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 15.1(b), other than as specifically set forth herein, shall be provided out of and to the extent of the Company's assets only, excluding any Regulatory Funds, and no Member, unless specifically set forth in this Agreement, shall have personal liability on account thereof. The Covered Person shall provide the Company with prompt, written notice of any such claim, sole control of the defense and settlement of such claim, and all reasonable assistance to defend such claim at the Company's cost. The Covered Person may appear in such action with counsel of its choice, at its own expense. The Company shall have no obligations under this Section 15.1 up to and to the extent any such claims, damages and liabilities result from the Covered Person's material breach of any term of the agreement under which such indemnification is sought, and up to and to the extent such breach prejudices the Company's ability to provide the indemnification set out in this Section 15.1. If a Member commits gross negligence or willful misconduct, such Member shall not be entitled to indemnification hereunder.

(c) To the fullest extent permitted by applicable law, expenses (including legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 15.1.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets of the Company from which distributions to any Member might properly be paid.

(e) Except as otherwise set forth in this Agreement, to the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating to the Company or to any other Covered Person, a Covered Person acting under this Agreement shall not be liable to the Company or to any other Covered Person bound by this Agreement for its good faith reliance on the provisions of this Agreement or any approval or authorization granted by the Company or any other Covered Person. The provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of a Covered Person to the Company or any other Person who is bound by this Agreement otherwise existing at law or in equity, are agreed by the parties hereto to replace such other duties and liabilities of such Covered Person.

15.2 Entire Agreement; Integration; Amendments.

(a) This Agreement contains the sole and entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter, including the Citadel Confidentiality Agreement, the Goldman Confidentiality Agreement and the ISE Confidentiality Agreement. Knight and Citadel agree that the Citadel Confidentiality Agreement terminated in its entirety in accordance with its terms as of July 23, 2007 and that they shall take such actions as are necessary to cause their respective Affiliates who are party to the Citadel Confidentiality Agreement to recognize such termination. Knight and Goldman agree that the Goldman Confidentiality Agreement terminated in its entirety in accordance with its terms on September 28, 2007 and that they shall take such actions as are necessary to cause their respective Affiliates who are party to the Goldman Confidentiality Agreement to recognize such termination.

(b) Subject to the proviso hereafter, this Agreement may be changed or terminated by the Board and the Members in accordance with Section 7.7(a)(2); provided, however, that, notwithstanding anything in this Agreement to the contrary, (i) without the consent of any other Person, the Board may amend Exhibit C from time to time so as to accurately reflect the information contained thereon upon (a) the withdrawal of a Member, (b) the admission of a new Member or (c) any change in the number of Units owned by a Member; (ii) without the consent of any other Person, the Board may amend Exhibit B and Exhibit C from time to time so as to accurately reflect the information contained thereon upon Additional Capital Contributions having been made in accordance with Section 5.2 and any changes to Percentage Interests and the number of Units held by Members as a consequence thereof, (iii) any change to the Agreement that adversely affects the governance rights of the Members set forth in Article VII or the economic rights (i.e., rights related to the capital accounts of any Member or the rights of any Member to participate in the profits and losses of the Company and the distributions of assets of the Company upon a dissolution or liquidation) of the Members other than ISE Holdings relative to ISE Holdings' governance or economic rights shall require the approval of at least 70% of the number of Units held by such affected non-ISE Holdings Members, and any change to this Agreement that adversely affects the governance rights set forth in Article VII or the economic rights of ISE Holdings relative to the other Members' governance or economic rights shall require the approval of ISE Holdings, provided that any change to this Agreement that materially, adversely and disproportionately affects the economic or governance rights of a Member shall require such Member's prior written consent, which consent may be withheld or conditioned in such Member's sole discretion, further provided, however that the additional approvals required by this Section 15.2(b)(iii) shall not be required to the extent that: (x) such additional approval requirements would cause the Company not to be in compliance with U.S. federal securities laws and the rules and regulations thereunder; or (y) would adversely impact the regulatory authority of the ISE SRO, (iv) any change to any voting, consent or approval threshold or requirement specified in this Agreement shall require the written consent of Members or Managers, as the case may be, constituting at least such voting, consent or approval threshold or otherwise satisfying such requirement; (v) any change to Section 7.1 shall require the prior written consent of each Initial Member for so long as each such Initial Member (together with its Affiliates) has a 15% Percentage Interest, provided that any such amendment does not treat any Initial Member differently than the other Initial Members; and (vi) any change to Exhibit D shall be subject to Section 3.01 thereof. Notwithstanding the foregoing, for so long as the Company shall control, directly or indirectly, an Exchange Subsidiary, before any amendment to any provision of this Agreement shall be effective, such amendment shall be submitted to the board of directors of each Exchange Subsidiary (in the case of EDGX or EDGA) or ISE SRO (in the case of ISE Exchange) and if any such board shall determine that such amendment must be filed with, or filed with and approved by, the SEC before the amendment may be effective under Section 19 of the Exchange Act and the rules promulgated under the Exchange Act or otherwise, then the proposed amendment to this Agreement shall not be effective until filed with, or filed with and approved by, the SEC, as the case may be.

(c) Each of the Members further acknowledges and agrees that, in entering into this Agreement, such Member has not in any way relied upon any oral or written agreements, statements, promises, information, arrangements, understandings, representations or warranties, express or implied, not specifically set forth in this Agreement or in the exhibits hereto.

15.3 Avoidance of Provisions. No party hereto shall avoid the provisions of this Agreement by making one or more Transfers to one or more Affiliates and then disposing of all or any portion of such party's interest in any such Affiliate.

15.4 Binding Agreement. The covenants and agreements herein contained shall inure to the benefit of and binding upon the parties hereto and their respective representatives, successors in interest and permitted assigns.

15.5 Notices. Unless otherwise provided in this Agreement, any and all notices contemplated by this Agreement shall be deemed adequately given if in writing and delivered in hand, or upon receipt when sent by telecopy or electronic transmission confirmed by one of the other methods for providing notice set forth herein, or one Business Day after being sent, postage prepaid, by nationally recognized overnight courier (e.g., Federal Express), or five Business Days after being sent by certified or registered mail, return receipt requested, postage prepaid, to the party or parties for whom such notices are intended. All such notices to Members shall be addressed to the last address of record on the books of the Company; all such notices to the Company shall be addressed to the Company at the address set forth in Section 2.3 or at such other address as the Company may have designated by notice given in accordance with the terms of this subsection.

15.6 Captions. Captions contained in this Agreement are inserted only as a matter of convenience and in no way define, limit, extend or describe the scope of this agreement or the intent of any provisions hereof.

15.7 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, all rights and remedies being governed by such laws, without regard to its conflict of laws rules.

15.8 Arbitration. Subject to Section 14.3, disputes arising among the Members out of or related to this Agreement that cannot be resolved by the Members will be resolved through binding arbitration in New York City using American Arbitration Association ("AAA") Commercial Arbitration Rules; provided, that the parties acknowledge that pre-arbitration discovery shall be permitted. The Members will attempt to agree on a single arbitrator, but if they cannot so agree, the Members who are party to such dispute may each appoint an arbitrator, and those arbitrators shall choose one additional arbitrator (collectively, the "Arbitrator Panel"). In all cases, the arbitrators must be chosen from the AAA list of arbitrators. The decision of the Arbitrator Panel shall be final and binding on the parties and the parties waive irrevocably any rights to any form of appeal, review or recourse to any state or other judicial authority, in so far as such waiver may validly be made. To the fullest extent permitted by law, the parties acknowledge that the Arbitrator Panel may grant equitable remedies, including injunctions and specific performance. Judgment upon any arbitral award may be entered in any court of competent jurisdiction and any party may apply to such court for the recognition and enforcement of such award as the law of such jurisdiction may allow. Notwithstanding any provision of the Agreement to the contrary, this Section 15.8 shall be construed to the maximum extent possible to comply with the laws of the State of Delaware, including the Uniform Arbitration Act (10 Del. C. § 5701 et seq.) (the "Delaware Arbitration Act"). If, nevertheless, it shall be determined by a court of competent jurisdiction that any provision or wording of this Section 15.8, including any rules of the AAA, shall be invalid or unenforceable under the Delaware Arbitration Act, or other applicable law, such invalidity shall not invalidate all of this Section 15.8. In that case, this Section 15.8 shall be construed so as to limit any term or provision so as to make it valid or enforceable within the requirements of the Delaware Arbitration Act or other applicable law, and, in the event such term or provision cannot be so limited, this Section 15.8 shall be construed to omit such invalid or unenforceable provision.

15.9 Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and, to the fullest extent permitted by law, the parties intend that no rule of strict construction will be applied against any party.

15.10 Severability. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision was omitted. In the case of any such invalidity or unenforceability, the parties hereto agree to use all reasonable best efforts to achieve the purpose of such provision by a new legally valid and enforceable stipulation.

15.11 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15.12 Survival. The provisions of Section 7.15, Section 7.19(c), Section 7.19(d), Section 10.8, Section 11.1, Section 11.2, Article XII, Article XIV and this Article XV shall survive the termination of this Agreement for any reason. Subject to the Act, all other rights and obligations of the Members shall cease upon the termination of this Agreement. The provisions of Section 7.19(c), Section 7.19(d), and Exhibit D shall survive the termination of this Agreement if this Agreement is terminated in connection with the Company having been converted or otherwise reorganized pursuant to Section 7.19(a) in anticipation of an Initial Public Offering.

15.13 Publicity. No Member nor the Company shall issue any public announcements or make any published statements regarding this Agreement, or the subject matter thereof, without the prior written consent of the Board; provided, however, that if such public announcement or statement identifies any Member by name, such Member's prior written consent shall be required. If the Company or any of its Affiliates, or any Member or any of its Affiliates, is required by applicable law to file this Agreement or a description thereof with the SEC, such Person shall (i) in accordance with the rules and regulations of the SEC, file with the Secretary of the SEC an application requesting confidential treatment pursuant to Rule 24b-2 of the Exchange Act at or about the time of such filing, (ii) notify the other parties hereto as soon as practicable in advance of any such filing, and (iii) give the other parties hereto a reasonable opportunity to review and comment on such filing in advance. If the Company, any Affiliate of the Company, any Member or any Affiliate of a Member is required by applicable law to file this Agreement or any description thereof with any other governmental entity or SRO, such entity shall (i) take all commercially reasonable efforts to obtain confidential treatment for this Agreement, (ii) notify the other parties hereto as soon as practicable in advance of any such filing, and (iii) give the other parties hereto a reasonable opportunity to review and comment on such filing in advance; provided, however, that no such filing shall be deemed to violate this Section 15.13.

15.14 Further Assurance. Each party to this Agreement agrees to execute, acknowledge, deliver, file and record such further certificates, amendments, instruments and documents, and to do all such other acts and things, as may be required by law or as, in the reasonable judgment of the Board, may be necessary or reasonably advisable to carry out the intent and purpose of this Agreement.

[Signature pages follow]

IN WITNESS WHEREOF, the Members signatory hereto have caused this Agreement to be executed on the date first above written:

MEMBERS:

Knight/Trimark, Inc.

By: ______________________________
Title: ______________________________

Citadel Derivatives Group LLC

By: ______________________________
Title: ______________________________

The Goldman Sachs Group, Inc.

By: ______________________________
Title: ______________________________

International Securities Exchange Holdings, Inc.

By: ______________________________
Title: ______________________________

DB US Financial Markets Holding Corporation

By: ______________________________
Title: ______________________________

LabMorgan Corporation

By: ______________________________
Title: ______________________________

Merrill Lynch L.P. Holdings, Inc.

By: ______________________________
Title: ______________________________

Nomura Securities International, Inc.

By: ______________________________

Title: ______________________________

Sun Partners LLC

By: ______________________________

Title: ______________________________

ACKNOWLEDGED AND AGREED TO BY:

Direct Edge Holdings LLC

By: ______________________________

Title: ______________________________

Exhibit A
Certificate of Formation

See attached.

Exhibit B
Capital Accounts

Member	**Effective Date Capital Account (Prior to ISE Holdings Contribution)**	**Effective Date Capital Account (After ISE Holdings Contribution)**
Knight/Trimark, Inc.	$[Redacted-Business Confidential]	$[Redacted-Business Confidential]
Citadel Derivatives Group LLC	$[Redacted-Business Confidential]	$[Redacted-Business Confidential]
The Goldman Sachs Group, Inc.	$[Redacted-Business Confidential]	$[Redacted-Business Confidential]
International Securities Exchange Holdings, Inc.	$[Redacted-Business Confidential]	$[Redacted-Business Confidential]
DB US Financial Markets Holding Corporation	$[Redacted-Business Confidential]	$[Redacted-Business Confidential]
LabMorgan Corporation	$[Redacted-Business Confidential]	$[Redacted-Business Confidential]
Merrill Lynch L.P. Holdings, Inc.	$[Redacted-Business Confidential]	$[Redacted-Business Confidential]
Nomura Securities International, Inc.	$[Redacted-Business Confidential]	$[Redacted-Business Confidential]
Sun Partners LLC	$[Redacted-Business Confidential]	$[Redacted-Business Confidential]
Total:	$[Redacted-Business Confidential]	$[Redacted-Business Confidential]

Exhibit C
Name and Address of Members, Number of Units and Percentage Interests

	Prior to ISE Holdings Contribution		After ISE Holdings Contribution	
Name and Address of Member	**Number of Units**	**Percentage Interest**	**Number of Units**	**Percentage Interest**
Knight/Trimark, Inc. 545 Washington Boulevard Jersey City, NJ 07310	1,867,088	21.44%	1,867,088	19.90%
Citadel Derivatives Group LLC c/o Citadel Limited Partnership 131 South Dearborn Street Chicago, IL 60603	1,867,088	21.44%	1,867,088	19.90%
The Goldman Sachs Group, Inc. 85 Broad Street New York, NY 10004	1,867,088	21.44%	1,867,088	19.90%
International Securities Exchange Holdings, Inc. 60 Broad Street New York, NY 10004	2,284,174	26.23%	2,957,365	31.54%
DB US Financial Markets Holding Corporation 60 Wall Street New York, NY 10005	105,402	1.21%	105,402	1.12%
LabMorgan Corporation 277 Park Avenue New York, NY 10172	463,768	5.33%	463,768	4.93%
Merrill Lynch L.P. Holdings, Inc. 4 World Financial Center New York, NY 10080	105,402	1.21%	105,402	1.12%
Nomura Securities International, Inc. 2 World Financial Center, Bldg B New York, NY 10281	84,321	0.97%	84,321	0.90%
Sun Partners LLC 100 South Wacker Drive Chicago, IL 60606	63,241	0.73%	63,241	0.67%
Total:	**8,707,572**	**100%**	**9,380,763**	**100%**

Exhibit D
Registration Rights

1. Definitions

1.01 Definitions.

(a) Capitalized terms used but not otherwise defined in this Exhibit D shall have the meanings assigned to them in the Fourth Amended and Restated Limited Liability Company Operating Agreement of Direct Edge Holdings LLC (the "Agreement").

(b) The following capitalized terms shall have the meanings set forth below:

"Common Stock" means the Surviving Corporation Shares.

"Corporation" means the corporation that is the issuer of the Common Stock.

"Excluded Expenses" means all underwriting discounts, selling commissions and the fees and expenses of each Selling Holder's own counsel.

"Holder" means (i) each Initial Member, (ii) each other Member (including any New Member) who owns (together with its Affiliates and Permitted Assignees (as defined below)) at least five percent (5%) of the outstanding Common Stock on a fully diluted basis on the date of the Conversion and (iii) any Permitted Assignee of each Initial Member or such other Member (or New Member) to whom Registrable Securities have been Transferred who owns (together with its Affiliates and Permitted Assignees) at least five percent (5%) of the outstanding Common Stock on a fully diluted basis on the date of the Conversion.

"Initial Public Offering Date" means the date of completion of the initial sale of Common Stock in the Initial Public Offering.

"Permitted Transferee" means a Permitted Transferee (as defined in the Agreement) who has been admitted to the Company as a Member and has complied with Section 6.6(c) of the Agreement.

"Registrable Securities" means the Common Stock and any securities issued or issuable with respect to the Common Stock by way of a split, dividend, or other division of securities, or in connection with a combination of securities, conversion, exchange, replacement, recapitalization, merger, consolidation, or other reorganization or otherwise; provided, that such Registrable Securities shall cease to be Registrable Securities (i) upon any sale pursuant to a Registration Statement or Rule 144 under the Securities Act (or any similar provision then in force), (ii) upon repurchase by the Corporation, (iii) upon any Transfer in any manner to a Person that is not a Permitted Assignee, (iv) at such time, following an Initial Public Offering, as they become eligible for sale under the circumstances described in Rule 144(b)(1)(i) under the Securities Act (or any similar provision then in force) or (iv) when they otherwise cease to be outstanding.

"Registration Expenses" means any and all expenses incident to performance of or compliance with Section 2, including (i) the fees, disbursements and expenses of the Corporation's counsel and accountants (including the expenses of any annual audit letters and "cold comfort" letters required or incidental to the performance of such obligations), (ii) all expenses, including filing fees, in connection with the preparation, printing and filing of the Registration Statement, any free writing, preliminary prospectus or final prospectus, any other offering document and amendments and supplements thereto and the mailing and delivering of copies thereof to any underwriters and dealers, (iii) the cost of printing or producing any agreements among underwriters, underwriting agreements, any selling agreements and any other documents in connection with the offering, sale or delivery of the securities to be disposed of, (iv) all expenses in connection with the qualification of the securities to be disposed of for offering and sale under state securities laws, (v) the filing fees incident to securing any required review by the National Association of Securities Dealers, Inc. of the terms of the sale of the securities to be disposed of, (vi) transfer agents' and registrars' fees and expenses and the fees and expenses of any other agent or trustee appointed in connection with such offering, (vii) all security engraving and security printing expenses, (viii) all fees and expenses payable in connection with the listing of the securities on any securities exchange or interdealer quotation system and (ix) all rating agency fees, and excluding any Excluded Expenses.

"Registration Statement" means a registration statement filed by the Corporation with the SEC for a public offering and sale of securities of the Corporation other than (i) a registration statement on Form S-8 or Form S-4, or their successors or any other form for a similar limited purpose, (ii) any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation, (iii) any registration in which the only equity security being registered is Common Stock issuable upon the conversion of debt securities that are also being registered or (iv) any registration on a form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities.

"Rule 415 Offering" means an offering on a delayed or continuous basis pursuant to Rule 415 (or any successor rule to similar effect) promulgated under the Securities Act.

"Selling Holder" means a Holder of Registrable Securities included in the relevant Registration Statement.

2. Registration Rights

2.01 Demand Registration.

(a) Requests for Registration. At any time beginning six months after the Initial Public Offering Date, any Initial Member may, subject to the provisions of this Exhibit D, request in writing that the Corporation effect the registration under the Securities Act of any or all of the Registrable Securities held by such Initial Member (an "Initial Requesting Holder"), which notice shall specify (a) the amount of Registrable Securities proposed to be registered; and (b) the intended method or methods and plan of disposition thereof, including whether such requested registration is to involve an underwritten offering. The Corporation shall give prompt written notice of such registration request to all other Holders. Except as otherwise provided in this Exhibit D and subject to Section 2.01(i) in the case of an underwritten offering, the Corporation shall prepare and use its reasonable best efforts to file (within 60 days after such request has been given) with the SEC a Registration Statement with respect to (i) all Registrable Securities included in the Initial Requesting Holder's request and (ii) all Registrable Securities included in any request for inclusion delivered by any other Holder (a "Participating Holder", and together with the Initial Requesting Holder, the "Requesting Holders") within 15 days after delivery of the Corporation's notice of the Initial Requesting Holder's registration request to such other Holder, in each case subject to Section 2.01(i) if such offering is an underwritten offering. Thereafter, the Corporation shall use its reasonable best efforts, in accordance with Section 2.05, to effect the registration under the Securities Act and applicable state securities laws of such Registrable Securities for disposition in accordance with the intended method or methods of disposition stated in such request. Subject to Section 2.01(i), the Corporation may include in such registration other securities of the Corporation for sale, for the Corporation's account or for the account of any other Person.

(b) S-1 Registration. Each Initial Member shall have the right pursuant to Section 2.01(a) and subject to Section 2.01(e), to make one (1) request for registration on Form S-1 (or any successor form) for a public offering of all or a portion of the Registrable Securities held by it so long as such Initial Member (together with its Affiliates and Permitted Assignees) holds at least 10% of the Registrable Shares then outstanding; provided, that the reasonably anticipated gross aggregate price to the public of such Registrable Securities would exceed $50,000,000 (based on the market price or fair market value (as determined reasonably and in good faith by the Board of Directors of the Corporation) on the date of such request).

(c) S-3 Registration; Shelf Registration. Each Initial Member shall have the right pursuant to Section 2.01(a) and subject to Section 2.01(e), after the Corporation becomes eligible to file a Registration Statement on Form S-3 (or any successor form), to request an unlimited number of times that the Corporation register all or a portion of its Registrable Securities on Form S-3 (or any successor form), including for an offering to be made on a continuous or delayed basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the SEC covering such Registrable Securities); provided, that the reasonably anticipated gross aggregate price to the public of the Registrable Securities requested to be included in any such registration would exceed $5,000,000 (based on the market price or fair market value (as determined reasonably and in good faith by the Board of Directors of the Corporation) on the date of such request).

(d) Delay for Disadvantageous Condition. If, in connection with any request for registration pursuant to this Section 2.01, the Corporation provides a certificate, signed by the president or chief executive officer of the Corporation, to the Requesting Holders stating that, in the good faith judgment of the Board of Directors of the Corporation and its counsel, it would be materially detrimental to the Corporation or its stockholders for such Registration Statement either to become effective or to remain effective for as long as such Registration Statement otherwise would be required to remain effective, then the Corporation shall have the right to defer taking action with respect to such filing and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than 60 days after the request of the Requesting Holder is given; provided, however, that the Corporation may not invoke this right more than once in any twelve (12) month period.

(e) Limitation on Successive Registrations. The Corporation shall not be required to effect a registration pursuant to Section 2.01(a) or Section 2.01(b) for 90 days immediately following the effective date of a Registration Statement filed pursuant to the prior exercise of any Holder's registration rights provided for in Section 2.01(a) or Section 2.01(b), provided that the Corporation is employing reasonable best efforts to cause such Registration Statement to become effective.

(f) Demand Withdrawal. Any Requesting Holder may, at any time prior to the effective date of the Registration Statement relating to any requested registration, withdraw its Registrable Securities from a requested registration. If all Registrable Securities are so withdrawn, the Corporation shall cease all efforts to effect such registration upon such request, without liability to any Requesting Holder. Such registration will be deemed an effected registration for purposes of Section 2.01(b) and Section 2.01(c) unless (i) the Requesting Holders shall have paid or reimbursed the Corporation for the Registration Expenses of the Corporation in connection with such withdrawn requested registration; or (ii) the withdrawal is made following the occurrence of a material adverse change in the business or financial condition of the Corporation that is made known to the Holders after the date on which such registration was requested or if the registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason other than a misrepresentation or omission by any Requesting Holder.

(g) Effective Registration. Notwithstanding any other provision of this Exhibit D to the contrary, a Registration Statement pursuant to this Section 2.01 shall not be deemed to have been requested or effected (including for purposes of Section 2.01(b) and Section 2.01(c)) unless it has become effective and shall have remained effective for 180 days (excluding any periods of time during which such Registration Statement is tolled or suspended pursuant to Section 2.01(d) or Section 2.05(c)) or such shorter period as may be required to sell all Registrable Securities included in the relevant Registration Statement; provided, that in the case of any registration on Form S-3 of Registrable Securities that are intended to be offered on a continuous or delayed basis, such 180-day period shall be extended, if necessary, to keep the Registration Statement effective until all such Registrable Securities are sold. In no event shall a registration be deemed to have been effected (i) if after it has become effective such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason other than a misrepresentation or an omission by any Requesting Holder and, as a result thereof, the Registrable Securities requested to be registered cannot be completely distributed in accordance with the plan of distribution set forth in the related Registration Statement or (ii) if the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such registration are not satisfied or waived other than solely by reason of some act or omission by any Requesting Holder.

(h) Selection of Underwriters. The Requesting Holders of a majority of the Registrable Securities to be included in any registration requested under this Section 2.01 may request that the registration be effected as an underwritten offering and such Requesting Holders shall have the right to select the managing underwriter or underwriters for the offering; provided that such underwriter or underwriters shall be reasonably acceptable to the Corporation.

(i) Priority. If a registration under this Section 2.01 involves an underwritten offering and the managing underwriter(s) in its good faith judgment advises the Corporation that the number of Registrable Securities requested to be included in the Registration Statement by the Requesting Holders exceeds the number of securities that can be sold without adversely affecting the price, timing, distribution or sale of securities in the offering (the "Underwriter's Maximum Number"), the Corporation shall be required to include in such Registration Statement only such number of securities as is equal to the Underwriter's Maximum Number and the Corporation and the Requesting Holders shall participate in such offering in the following order of priority:

(i) First, the Corporation shall be obligated and required to include in the Registration Statement the number of Registrable Securities that the Requesting Holder has requested to be included in the Registration Statement and underwriting and that does not exceed the Underwriter's Maximum Number; provided that if there are multiple Requesting Holders, the Registrable Securities to be included in the Registration Statement shall be allocated among all the Requesting Holders in proportion, as nearly as practicable, to the respective number of Registrable Securities held by them on the date of the request for registration pursuant to Section 2.01. If any Requesting Holder would thus be entitled to include more Registrable Securities than such Requesting Holder requested to be registered, the excess shall be allocated among other requesting Requesting Holders pro rata in the manner described in the preceding sentence.

(ii) Second, the Corporation shall be entitled to include in such Registration Statement and underwriting that number of shares of Common Stock and/or other securities of the Corporation that it proposes to offer and sell for its own account or the account of any other Person to the full extent of the remaining portion of the Underwriter's Maximum Number.

2.02 Piggyback Registration.

(a) Notice of Registrations. In the event that the Corporation proposes to file a Registration Statement (other than a Registration Statement filed pursuant to Section 2.01) with respect to Common Stock of the Corporation or other securities ("Company Securities"), whether or not for sale for its own account, including in an Initial Public Offering, it shall give prompt written notice to each Holder of its intention to do so and of the rights of such Holder under this Section 2.02 at least 30 days prior to filing a Registration Statement. Subject to the terms and conditions hereof, such notice shall offer each such Holder the opportunity to include in such Registration Statement such number of Registrable Securities as such Holder may request. Upon the written request of any such Holder made within 15 days after the receipt of the Corporation's notice (which request shall specify the number of Registrable Securities intended to be disposed of and the intended method of disposition thereof), the Corporation shall use its reasonable best efforts to effect, in connection with the registration of the Company Securities, the registration under the Securities Act of all Registrable Securities which the Corporation has been so requested to register, to the extent required to permit the disposition (in accordance with such intended methods thereof) of the Registrable Securities so requested to be registered.

(b) Withdrawal of Registration. If, at any time after giving a written notice of its intention to register any Company Securities and prior to the effective date of the Registration Statement filed in connection with such registration, the Corporation shall determine for any reason not to register the Company Securities, the Corporation may, at its election, give written notice of such determination to such Holders and thereupon the Corporation shall be relieved of its obligation to register such Registrable Securities in connection with the registration of such Company Securities, without prejudice, however, to the rights of the Holders immediately to request that such registration be effected as a registration under Section 2.01 to the extent permitted thereunder.

(c) Priority. If a registration under this Section 2.02 involves an underwritten offering and the managing underwriter(s) in its good faith judgment advises the Corporation that the number of Registrable Securities requested to be included in the Registration Statement by the Requesting Holders exceeds the Underwriter's Maximum Number, the Corporation shall be required to include in such Registration Statement only such number of securities as is equal to the Underwriter's Maximum Number and the Corporation and the Holders shall participate in such offering in the following order of priority:

(i) First, the Corporation shall be entitled to include in such Registration Statement the Company Securities that the Corporation proposes to offer and sell for its own account in such registration and that does not exceed the Underwriter's Maximum Number.

(ii) Second, the Corporation shall be obligated and required to include in such Registration Statement that number of Registrable Securities that the Holders shall have requested to be included in such offering to the full extent of the remaining portion of the Underwriter's Maximum Number, provided, that if the Registrable Securities of the Holders exceeds such remaining portion of the Underwriter's Maximum Number, the Registrable Securities shall be allocated among all Holders requesting to be included in such offering in proportion, as nearly as practicable, to the respective number of Registrable Securities held by them on the date of the Corporation's notice pursuant to Section 2.02(a). If any Holder would thus be entitled to include more Registrable Securities than such Holder requested to be registered, the excess shall be allocated among other Holders pro rata in the manner described in the preceding sentence.

(iii) Third, the Corporation shall be entitled to include in such Registration Statement that number of Company Securities that the Corporation proposes to offer and sell for the account of any other Person to the full extent of the remaining portion of the Underwriter's Maximum Number.

(d) Not a Demand Registration. No registration of Registrable Securities effected under this Section 2.02 shall relieve the Corporation of its obligation to effect a registration of Registrable Securities pursuant to Section 2.01.

2.03 Certain Information. In connection with any request for registration pursuant to Section 2.01 or Section 2.02, the Selling Holders shall furnish to the Corporation such information regarding themselves, the Registrable Securities held by them, and the intended method of disposition of such securities as the Corporation shall reasonably request to the extent required to lawfully complete the filing of such Registration Statement.

2.04 Expenses. Except as provided in this Exhibit D, if the Corporation is required to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2.01 or 2.02, the Corporation shall pay all Registration Expenses with respect to such registration or proposed registration; provided, however, that if a registration under Section 2.01 is withdrawn at the request of the Requesting Holders holding a majority of the Registrable Securities to be included in such registration (other than (i) as a result of information concerning the occurrence of a material adverse change in the business or financial condition of the Corporation that is made known to the Requesting Holders after the date on which such registration was requested or (ii) if the registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other governmental agency or court for any reason other than a misrepresentation or omission by any Requesting Holder) and if such Requesting Holders elect not to have such registration counted as a registration under Section 2.01, the Selling Holders shall pay the Registration Expenses of such registration pro rata in accordance with the number of their Registrable Shares included in such registration. All fees and expenses of a Selling Holder's own counsel in connection with such registration shall be borne and paid by such Selling Holder unless the Selling Holders agree among themselves otherwise, and in any event such fees and expenses shall not be borne or paid by the Corporation.

2.05 Registration and Qualification.

(a) If the Corporation is required to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2.01 or 2.02, the Corporation shall as promptly as practicable:

(i) prepare and (within 60 days after the request of the Initial Requesting Holder has been given) file and use its reasonable best efforts to cause to become effective as promptly as practicable a Registration Statement relating to the Registrable Securities to be offered in accordance with the intended method of disposition thereof;

(ii) prepare and file with the SEC such amendments and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all such Registrable Securities until such time as all of such Registrable Securities have been disposed of in accordance with the intended methods of disposition set forth in such Registration Statement; provided, that the Corporation will, as far in advance as practicable but at least five Business Days prior to filing a Registration Statement or prospectus (or any amendment or supplement thereto), furnish to each Selling Holder, for their review, copies of such Registration Statement or prospectus (or amendment or supplement) as proposed to be filed (including, upon the request of such Holder, documents to be incorporated by reference therein); and provided, further, that each Selling Holder may request reasonable changes to such Registration Statement or prospectus (or amendment or supplement) and the Corporation shall be required to comply therewith (A) if the Selling Holder is an Initial Member, and such Initial Member reasonably believes that the provisions in question would have an impact or effect on such Initial Member, or (B) solely to the extent necessary, if at all, to lawfully complete the filing or maintain the effectiveness thereof;

(iii) furnish to the Selling Holders and to any underwriter of such Registrable Securities such number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus included in such Registration Statement (including each preliminary prospectus and any summary prospectus), in conformity with the requirements of the Securities Act, such documents incorporated by reference in such Registration Statement or prospectus, and such other documents as the Selling Holders or such underwriter may reasonably request, and a copy of any and all transmittal letters or other correspondence to or received from the SEC or any other governmental agency or self-regulatory body or other body having jurisdiction (including any domestic or foreign securities exchange) relating to such offering;

(iv) after the filing of the Registration Statement, promptly notify each Selling Holder in writing of the effectiveness thereof and of any stop order issued or threatened by the SEC and take all commercially reasonable actions required to prevent the entry of such stop order or to promptly remove it if entered and promptly notify each Selling Holder of such lifting or withdrawal of such order;

(v) use reasonable best efforts to register or qualify all Registrable Securities covered by such Registration Statement under the securities or blue sky laws of such jurisdictions as the Selling Holders or any underwriter of such Registrable Securities shall request, and promptly notify the Selling Holders of the receipt of any notification with respect to the suspension of the qualification of Registrable Securities for sale or offer in any such jurisdiction;

(vi) use reasonable best efforts to obtain all appropriate registrations, permits and consents in connection therewith, and do any and all other acts and things (including, without limitation, reasonable best efforts to promptly remove any such suspension) which may be necessary or advisable to enable the Selling Holders or any such underwriter to consummate the disposition in such jurisdictions of the Registrable Securities covered by such Registration Statement; provided, that the Corporation shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any such jurisdiction wherein it is not so qualified, to consent to general service of process in any such jurisdiction or to amend its certificate of incorporation or bylaws;

(vii) use its reasonable best efforts to furnish to each Selling Holder and to any underwriter of such Registrable Securities (i) an opinion of counsel for the Corporation addressed to such underwriter and each Selling Holder and dated the date of the closing under the underwriting agreement (if any) (or if such offering is not underwritten, dated the effective date of the registration statement) and (ii) "cold comfort" letters dated as of the effective date of the registration statement and brought down to the date of closing under the underwriting agreement addressed to such underwriter and each Selling Holder and signed by the independent public accountants who have audited the financial statements of the Corporation included in such registration statement, in each such case covering substantially the same matters with respect to such registration statement (and the prospectus included therein) as are customarily covered in opinions of issuer's counsel and in accountants' letters delivered to underwriters in connection with the consummation of underwritten public offerings of securities and such other matters as the Selling Holders may reasonably request and, in the case of such accountants' letter, with respect to events subsequent to the date of such financial statements;

(viii) if requested by the managing underwriter(s), use its reasonable best efforts to list all such Registrable Securities covered by such registration on each securities exchange and automated inter-dealer quotation system on which shares of Common Stock are then listed;

(ix) furnish for delivery in connection with the closing of any offering of Registrable Securities pursuant to a registration effected pursuant to Section 2.01 or 2.02 unlegended certificates representing ownership of the Registrable Securities being sold in such denominations as shall be requested by the Selling Holders or the underwriters;

(x) not later than the effective date of the applicable Registration Statement, provide (A) a transfer agent and registrar (if the Corporation does not already have such an agent), (B) a CUSIP number for all Registrable Securities included in such Registration Statement and (C) the applicable transfer agent with printed certificates for the Registrable Securities which are in a form eligible for deposit with The Depository Trust Company or other applicable clearing agency;

(xi) in the case of an underwritten offering, cause the senior executive officers of the Corporation to participate in the customary "road show" presentations that may be reasonably requested by the managing underwriter or underwriters in any such underwritten offering and otherwise to facilitate, cooperate with, and participate in each proposed offering contemplated herein and customary selling efforts related thereto; and

(xii) otherwise use its reasonable best efforts to comply with all applicable securities laws, including the rules and regulations of the SEC.

(b) If the Corporation has delivered a prospectus to the Selling Holders and after having done so the prospectus is amended to comply with the requirements of the Securities Act, the Corporation shall promptly notify the Selling Holders and, if requested, the Selling Holders shall immediately cease making offers of Registrable Securities and return to the Corporation all prospectuses in their possession. The Corporation shall promptly provide the Selling Holders with revised prospectuses and, following receipt of the revised prospectuses, the Selling Holders shall be free to resume making offers of the Registrable Securities.

(c) In the event that, in the judgment of the Corporation, it is advisable to suspend use of a prospectus included in a Registration Statement due to pending material developments or other events that have not yet been publicly disclosed and as to which the Corporation believes public disclosure would be detrimental to the Corporation, the Corporation shall direct the Selling Holders to discontinue sales of Registrable Securities pursuant to such Registration, and each Selling Holder shall immediately so discontinue, until such Selling Holder has received copies of a supplemented or amended prospectus or until such Selling Holder is advised in writing by the Corporation that the then current prospectus may be used and has received copies of any additional or supplemental filings that are incorporated or deemed incorporated by reference in such prospectus. The Company shall provide the Selling Holders with any such supplemented or amended prospectuses or additional or supplemental filings, as the case may be. Notwithstanding anything to the contrary in this Exhibit D, the Corporation shall not exercise its rights under this Section 2.05(c) to suspend sales of Registrable Securities for a period in excess of 60 days consecutively or 90 days in any 365-day period.

2.06 Underwriting; Due Diligence.

(a) If requested by the underwriters for any underwritten offering of Registrable Securities pursuant to a registration requested under this Section 2, the Corporation shall enter into an underwriting agreement with such underwriters for such offering, which agreement will contain such representations and warranties and covenants by the Corporation and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions, including indemnification and contribution provisions substantially to the effect and to the extent provided in Section 2.07, and agreements as to the provision of opinions of counsel and accountants' letters to the effect and to the extent provided in Section 2.05(a)(vii). The Selling Holders on whose behalf the Registrable Securities are to be distributed by such underwriters shall be parties to any such underwriting agreement, which shall also contain such representations and warranties by such Selling Holders and such other terms and provisions as are customarily contained in underwriting agreements with respect to secondary distributions on the part of selling shareholders, including indemnification and contribution provisions substantially to the effect and to the extent provided in Section 2.07. All of the representations and warranties by, and the other agreements on the part of, the Corporation to and for the benefit of the underwriters included in each such underwriting agreement shall also be made to and for the benefit of such Selling Holders and any or all of the conditions precedent to the obligations of such underwriters under such underwriting agreement shall be conditions precedent to the obligations of such Selling Holders. No Selling Holder shall be required in any such underwriting agreement to make any representations or warranties to or agreements with the Corporation or the underwriters other than representations, warranties or agreements regarding such Selling Holder, such Selling Holder's Registrable Securities, such Selling Holder's intended method of distribution and any other representations required by law or reasonably required by the underwriters.

(b) In connection with the preparation and filing of each Registration Statement registering Registrable Securities under the Securities Act pursuant to this Section 2, but not during any suspension period pursuant to Section 2.01(d) and Section 2.05(c), the Corporation shall give the Selling Holders and the underwriters, if any, and their respective counsel and accountants such reasonable and customary access to its books, records and properties and such opportunities to discuss the business and affairs of the Corporation with its officers and the independent public accountants who have certified the financial statements of the Corporation as shall be necessary, in the opinion of such Holders and such underwriters or their respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act; provided, that such Holders and the underwriters and their respective counsel and accountants shall use their reasonable best efforts to coordinate any such investigation of the books, records and properties of the Corporation.

2.07 Indemnification and Contribution.

(a) Corporation's Indemnification Obligations. To the fullest extent permitted by law, the Corporation agrees to indemnify and hold harmless each Selling Holder, all Affiliates of each Selling Holder, and each of their respective directors, officers, members, managers, partners, employees, stockholders, agents and advisors and each Person, if any, who controls each Selling Holder within the meaning of Section 15 of the Securities Act (collectively, the "Selling Holder Indemnified Persons"), from and against any and all losses, claims, damages and liabilities (including any legal or other costs, fees and expenses reasonably incurred in connection with defending or investigating any such action or claim) insofar as such losses, claims, damages or liabilities are caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or any amendment thereof, any free writing prospectus, any preliminary prospectus or prospectus (as amended or supplemented) relating to the Registrable Securities, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities (i) relate to a transaction or sale made by a Selling Holder in violation of Section 2.05(c) or (ii) are caused by any such untrue statement or omission or alleged untrue statement or omission which is based upon and in conformity with information relating to a Selling Holder which is furnished to the Corporation in writing by such Selling Holder Indemnified Person expressly for use therein; provided, that clause (ii) shall not apply to the extent that the Selling Holder has furnished in writing to the Corporation prior to the filing of any such Registration Statement, amendment thereof, free writing prospectus, preliminary prospectus, prospectus or amendment of supplement information expressly for use in such Registration Statement, amendment thereof, free writing prospectus, preliminary prospectus, prospectus or amendment of supplement which corrected or made not misleading information previously furnished to the Corporation, and the Corporation failed to include such information therein.

(b) To the fullest extent permitted by law, each Selling Holder agrees to indemnify and hold harmless the Corporation, all Affiliates of the Corporation, each of their respective directors, officers, members, managers, partners, employees, stockholders, agents and advisors and each Person, if any, who controls the Corporation within the meaning of Section 15 of the Securities Act (collectively, the "Corporation Indemnified Persons"), from and against any and all losses, claims, damages and liabilities (including any legal or other costs, fees and expenses reasonably incurred in connection with defending or investigating any such action or claim) insofar as such losses, claims, damages or liabilities are caused by any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement or any amendment thereof, any free writing prospectus, preliminary prospectus or prospectus (as amended or supplemented if the Corporation shall have furnished any amendments or supplements thereto) relating to the Registrable Securities, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, but only with reference to information relating to such Selling Holder furnished in writing by or on behalf of such Selling Holder expressly for use in a Registration Statement, any free writing prospectus, preliminary prospectus, prospectus or any amendments or supplements thereto; provided, that such Selling Holder shall not be liable in any such case to the extent that the Selling Holder has furnished in writing to the Corporation prior to the filing of any such Registration Statement, free writing prospectus, preliminary prospectus, prospectus or amendment of supplement information expressly for use in such Registration Statement, preliminary prospectus, prospectus or amendment of supplement which corrected or made not misleading information previously furnished to the Corporation, and the Corporation failed to include such information therein. Notwithstanding any other provision of this Section 2.07, each Selling Holder's obligations to indemnify pursuant to this Section are several, and not joint and several, and no Selling Holder's obligations to indemnify pursuant to this Section 2.07 in connection with any given registration shall exceed the amount of net proceeds received by such Selling Holder in connection with the offering of its Registrable Securities under such registration.

(c) Each party indemnified under paragraph (a) or (b) above shall, promptly after receipt of notice of a claim or action against such indemnified party in respect of which indemnity may be sought hereunder, notify the indemnifying party in writing of the claim or action and the indemnifying party shall assume the defense thereof, including the employment of counsel reasonably satisfactory to such indemnified party, and shall assume the payment of all fees and expenses; provided, that the failure of any indemnified party so to notify the indemnifying party shall not relieve the indemnifying party of its obligations hereunder except to the extent that the indemnifying party is materially prejudiced by such failure to notify. In any such action, any indemnified party shall have the right to retain its own counsel, but the fees and expenses of such counsel shall be at the sole expense of such indemnified party unless (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel or (ii) in the reasonable judgment of such indemnified party representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them, in which case the fees and expenses of such counsel shall be at the sole expense of the indemnifying party. It is understood that the indemnifying party shall not, other than as provided in the preceding sentence, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all such indemnified parties, and that all such fees and expenses shall be reimbursed as they are incurred.

In the case of any such additional separate firm for the Holders as indemnified parties, such firm shall be designated in writing by the indemnified party that had the largest number of Registrable Securities included in such registration. The indemnifying party shall not be liable for any settlement of any claim or action effected without its written consent, which consent shall not be unreasonably withheld or delayed, but if settled with such consent, or if there be a final judgment for the plaintiff, the indemnifying party shall indemnify and hold harmless such indemnified parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. No indemnifying party shall, without the prior written consent of the indemnified party, effect any settlement of any pending or threatened claim or action in respect of which any indemnified party is or could have been a party and indemnity could have been sought hereunder by such indemnified party, unless such settlement includes an unconditional release of such indemnified party from all liability arising out of such proceeding and imposes no obligations on such indemnified party other than the payment of monetary damages (which damages will be paid by the indemnifying party hereunder).

(d) If the indemnification provided for in this Section 2.07 shall for any reason be unavailable (other than in accordance with its terms) to an indemnified party in respect of any loss, liability, cost, claim or damage referred to therein, then the indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by the indemnified party as a result of such loss, liability, cost, claim or damage in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and the indemnified party on the other. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such untrue statement or omission. Notwithstanding anything in this Section 2.07(d) to the contrary, no indemnifying party (other than the Corporation) shall be required pursuant to this Section 2.07(d) to contribute any amount in excess of the amount by which the net proceeds received by such indemnifying party from the sale of Registrable Securities in the offering to which the loss, liability, cost, claim or damage of the indemnified parties relates exceeds the amount of any damages which such indemnifying party has otherwise been required to pay by reason of such untrue statement or omission. The parties to this Exhibit D agree that it would not be just and equitable if contribution pursuant to this Section 2.07(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. If indemnification is available under this Section 2.07, the indemnifying parties shall indemnify each indemnified party to the full extent permitted by applicable law and provided in Sections 2.07(a) and 2.07(b) hereof without regard to the relative fault of said indemnifying parties or indemnified party.

(e) Indemnification and contribution similar to that specified in the preceding paragraphs of this Section 2.07 (with appropriate modifications) shall be given by the Corporation, the Selling Holders and the underwriters with respect to any required registration or other qualification of securities under any state law or regulation or governmental authority.

(f) The obligations of the parties under this Section 2.07 shall be in addition to any liability which any party may otherwise have to any other party.

(g) The rights and obligations of the Corporation and the Selling Holders under this Section 2.07 shall survive the termination of this Exhibit D.

2.08 Rule 144. The Corporation covenants that as soon as practicable after the Initial Public Offering Date, it will file the reports required to be filed by it under the Securities Act and the United States Securities Exchange Act of 1934, as amended, and in each case the rules and regulations adopted by the SEC thereunder (or, if the Corporation is not required to file such reports, it will, upon the request of any Holder, make publicly available other information so long as necessary to permit sales pursuant to Rule 144 under the Securities Act), and it will take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC.

2.09 Transfer of Registration Rights. Prior to an Initial Public Offering, the registration rights of any Initial Member with respect to Registrable Securities may be Transferred to any Permitted Transferee of such Member who has been admitted to the Company as a Member and has complied with Section 6.6(c) of the Agreement. After the Initial Public Offering, the registration rights of any Holder under this Agreement with respect to Registrable Securities may be Transferred to any transferee of such Registrable Securities (a "Transferee Holder", and together with a Permitted Transferee, a "Permitted Assignees"); provided, that (i) the Transferring Holder shall give the Corporation notice at or prior to the time of such Transfer stating the name and address of the transferee and identifying the securities with respect to which the rights under this Exhibit D are to be Transferred, and (ii) such transferee shall agree in writing, in form and substance reasonably satisfactory to the Corporation, to be bound as a Holder by the provisions of this Exhibit D. Each Holder and its Affiliates and their Permitted Assignees shall collectively have that number of demand registration rights pursuant to Section 2.01(b) that such Member has individually pursuant to Section 2.01(b). Any Transfer of Registrable Securities other than as set forth in this Section 2.09 shall cause such Registrable Securities to lose such status.

2.10 Holdback Agreement. To the fullest extent permitted by law, each Holder, if requested by the Corporation and the managing underwriter of securities of the Corporation in connection with the Initial Public Offering, agrees to enter into an agreement consistent with then market practice for major bracket underwriters (a "Lock-up Agreement") not to sell or otherwise transfer or dispose of any shares of Common Stock (other then in connection with such Holder's registration rights hereunder) for such period of time (not to exceed 180 days for the Initial Public Offering and not to exceed 90 days for any other underwritten public offering) following the effective date of a Registration Statement of the Corporation filed under the Securities Act (the "Lock-up Period"), provided, (i) that in the case of each Initial Member (and its Affiliates and permitted assignees), such restrictions shall only apply to shares of Common Stock acquired by such Initial Member (or its Affiliates or Permitted Assigns) pursuant to any Conversion; (ii) that such Lock-up Agreement shall also bind the executive officers, directors, and other holders of at least five percent of the outstanding equity interests of the Corporation, on terms and conditions substantially similar to those which shall apply to the Holders; and (iii) that such Lock-up Agreement shall provide that if the managing underwriter(s) releases from the lock-up restrictions described in this Section 2.10 any Holder prior to the expiration of the Lock-up Period with respect to all or a percentage of the Common Stock held by such Holder, that all other Holders subject to the lock-up shall be released from such lock-up restrictions to the same extent and on the same terms and conditions. Notwithstanding anything to the contrary in this Section 2.10, none of the provisions or restrictions set forth in Section 2.10 shall in any way limit any Initial Member or any Affiliate thereof from engaging in any brokerage, investment advisory, financial advisory, anti-raid advisory, principaling, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of its business.

2.11 Termination. All of the Corporation's obligations to register Registrable Securities under Section 2 with respect to a Holder shall terminate upon the earlier of (a) the date on which such Holder holds no Registrable Securities, or (b) the consummation of any transaction pursuant to Section 7.7(b)(7) of the Agreement.

3. Miscellaneous

3.01 Consents to Amendments. No amendment, modification or waiver in respect of the terms of this Exhibit D shall be effective unless it shall be in writing and signed by the Company or the Corporation, as the case may be, and each Initial Member.

3.02 Provisions from the Agreement. For the sake of clarity, Sections 15.5, 15.6, 15.7, 15.8, 15.9, and 15.10 of the Agreement, shall apply to this Exhibit D as if set forth herein in full.

3.03 No Third Party Beneficiaries. This Exhibit D shall be binding upon and inure solely to the benefit of the Company and the Corporation, as the case may be, and the Holders and their permitted assigns, and nothing in this Exhibit D, express or implied, other than Section 2.07 (which is expressly for the benefit of the Selling Holder Indemnified Persons and Corporation Indemnified Persons and may be enforced by them), is intended to or shall confer upon any other person any legal or equitable right, benefit or remedy of any nature whatsoever.

3.04 Entire Agreement. The terms set forth in this Exhibit D constitute the entire agreement of the Company or the Corporation, as the case may be, and the Initial Members with respect to the subject matter of this Exhibit D and supersedes all prior agreements and understandings relating to such subject matter.

Exhibit E
Managers

Name of Manager	Manager Designator
William O'Brien	Chief Executive Officer
Thomas Ascher	International Securities Exchange Holdings, Inc.
Gary Katz	International Securities Exchange Holdings, Inc.
Michael Simon	International Securities Exchange Holdings, Inc.
Neil Fitzpatrick	Citadel Derivatives Group LLC
Matthew Andreson	Citadel Derivatives Group LLC
Gregory Tusar	The Goldman Sachs Group, Inc.
John Willian	The Goldman Sachs Group, Inc.
Leonard Amoruso	Knight/Trimark, Inc.
James Smyth	Knight/Trimark, Inc.
J. Anthony Baumer	ISE Stock Exchange Consortium Members

Exhibit F
Effective Date Officers

Chief Executive Officer: William O'Brien
Secretary: Eric W. Hess
Assistant Secretary: Romeo Bermudez
Treasurer and Controller: Glenn Badach

Exhibit G
Approval Matrix for Transfers and Issuances

Period Until Two Year Anniversary of Merger Date		Period On or After Two Year Anniversary of Merger Date	
Action	**Approval**	**Action**	**Approval**
Issuance of Units of the Company other than to a Strategic Investor	Majority of the Board and majority of Initial Members (including ISE Holdings)	Issuance of Units of the Company	Majority of the Board and majority of Members
Issuance of Units of the Company to a Strategic Investor representing up to 15% of the Units outstanding on the Effective Date (together with Transfers to Strategic Investors)	Majority of the Board and majority of Initial Members	Transfer of Units of the Company (other than to certain affiliates) representing less than 50% of the Percentage Interests	Majority of the Board
Transfer of Units of the Company (other than to certain affiliates or Strategic Investors)	Majority of the Board and majority of Initial Members (including ISE Holdings)	Transfer of Units of the Company (other than to certain affiliates) representing greater than 50% of the Percentage Interests	Majority of the Board and majority of Members
Transfer of Units of the Company to a Strategic Investor representing up to 15% of the Units outstanding on the Effective Date (together with issuances to Strategic Investors)	Majority of the Board and majority of Initial Members		
Transfer of Units of the Company to certain affiliates	No approval required		

Schedule A

ACKNOWLEDGMENT OF FOURTH AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF DIRECT EDGE HOLDINGS LLC

The undersigned hereby acknowledges the terms of the Fourth Amended and Restated Limited Liability Company Operating Agreement of Direct Edge Holdings LLC, a Delaware limited liability company, dated as of April 13, 2009, and agrees to act as a manager thereunder.

____
Name:

Exhibit C - EDGA
EDGX

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "EDGX EXCHANGE, INC.", FILED IN THIS OFFICE ON THE NINTH DAY OF MARCH, A.D. 2009, AT 11:43 O'CLOCK A.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

SECRETARY'S OFFICE 1793 DELAWARE 1855

Jeffrey W. Bullock, Secretary of State

4662896 8100

090247605

AUTHENTICATION: 7174796

DATE: 03-09-09

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:19 PM 03/09/2009
FILED 11:43 AM 03/09/2009
SRV 090247605 - 4662896 FILE

CERTIFICATE OF INCORPORATION

OF

EDGX EXCHANGE, INC.

FIRST: The name of the Corporation is: EDGX Exchange, Inc.

SECOND: The address of the Corporation's registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1,000) shares of Common Stock, $0.01 par value per share.

FIFTH: The name and mailing address of the sole incorporator are as follows:

NAME	MAILING ADDRESS
Eric Hess	545 Washington Boulevard Jersey City, NJ 07310

SIXTH: In furtherance of and not in limitation of powers conferred by statute, it is further provided:

1. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors; *provided*, that any action that specifically requires the approval of the Board of Managers and/or members of Direct Edge Holdings LLC pursuant to Section 7.7 of the Fourth Amended and Restated Limited Liability Company Operating Agreement of Direct Edge Holdings LLC, dated as of December 23, 2008, by and among the members of Direct Edge Holdings LLC, as such Agreement may be amended from time to time, shall require the approval of the stockholders of the Corporation.

2. Election of directors need not be by written ballot.

3. The Board of Directors is expressly authorized to adopt, amend, alter or repeal the Bylaws of the Corporation.

4. The Bylaws may also be amended, altered or repealed, or new bylaws may be adopted, by action taken by the stockholders of the Corporation.

5. Any Director may be removed with or without cause by a majority vote of the stockholders.

SEVENTH: Except to the extent that the General Corporation Law of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

EIGHTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute and this Certificate of Incorporation, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the incorporator named above, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 6th day of March of 2009.

INCORPORATOR:

Eric Hess

BYLAWS OF EDGX EXCHANGE, INC.

TABLE OF CONTENTS

Page

ARTICLE I

STOCKHOLDERS

1.1 Place of Meetings. All meetings of stockholders shall be held at such place as may be designated from time to time by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President or, if not so designated, at the principal office of the corporation.

1.2 Annual Meeting. The annual meeting of stockholders for the election of directors and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President (which date shall not be a legal holiday in the place where the meeting is to be held).

1.3 Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President, and may not be called by any other person or persons. The Board of Directors may postpone or reschedule any previously scheduled special meeting of stockholders. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.

1.4 Notice of Meetings. Except as otherwise provided by law, notice of each meeting of stockholders, whether annual or special, shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice shall be effective if given by a form of electronic transmission consented to (in a manner consistent with the General Corporation Law of the State of Delaware) by the stockholder to whom the notice is given. The notices of all meetings shall state the place , if any, date and time of the meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the General Corporation Law of the State of Delaware.

1.5 Voting List. The Secretary shall prepare, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least 10 days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. If the meeting is to be held at a physical location (and not solely by means of remote communication), then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. The list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

1.6 Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the holders of a majority in voting power of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at the meeting, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the corporation issued and outstanding and entitled to vote on such matter, present in person, present by means of remote communication in a manner, if any, authorized by the Board of Directors in its sole discretion, or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.

1.7 Adjournments. Any meeting of stockholders may be adjourned from time to time to any other time and to any other place at which a meeting of stockholders may be held under these Bylaws by the chairman of the meeting or by the stockholders present or represented at the meeting and entitled to vote, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of less than 30 days if the time and place, if any, of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for the adjourned meeting. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting.

1.8 Voting and Proxies. Each stockholder shall have one vote for each share of stock entitled to vote held of record by such stockholder and a proportionate vote for each fractional share so held, unless otherwise provided by law or the Certificate of Incorporation. Each stockholder of record entitled to vote at a meeting of stockholders, or to express consent or dissent to corporate action without a meeting, may vote or express such consent or dissent in person (including by means of remote communications, if any, by which stockholders may be deemed to be present in person and vote at such meeting) or may authorize another person or persons to vote or act for such stockholder by a proxy executed or transmitted in a manner permitted by the General Corporation Law of the State of Delaware by the stockholder or such stockholder's authorized agent and delivered (including by electronic transmission) to the Secretary of the corporation. No such proxy shall be voted or acted upon after three years from the date of its execution, unless the proxy expressly provides for a longer period.

1.9 Action at Meeting. When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the vote of the holders of shares of stock having a majority in voting power of the votes cast by the holders of all of the shares of stock present or represented at the meeting and voting affirmatively or negatively on such matter (or if there are two or more classes or series of stock entitled to vote as separate classes, then in the case of each such class or series, the holders of a majority in voting power of the shares of stock of that class or series present or represented at the meeting and voting affirmatively or negatively on such matter), except when a different vote is required by law, the Certificate of Incorporation or these Bylaws. When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election.

1.10 Conduct of Meetings.

(a) Chairman of Meeting. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in the Chairman's absence by the Vice Chairman of the Board, if any, or in the Vice Chairman's absence by the Chief Executive Officer, or in the Chief Executive Officer's absence, by the President, or in the President's absence by a Vice President, or in the absence of all of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen by vote of the stockholders at the meeting. The Secretary shall act as secretary of the meeting, but in the Secretary's absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

(b) Rules, Regulations and Procedures. The Board of Directors may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

1.11 Action without Meeting.

(a) Taking of Action by Consent. Any action required or permitted to be taken at any annual or special meeting of stockholders of the corporation may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such action were present and voted. Except as otherwise provided by the Certificate of Incorporation, stockholders may act by written consent to elect directors; provided, however, that, if such consent is less than unanimous, such action by written consent may be in lieu of holding an annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of such action are vacant and are filled by such action.

(b) Electronic Transmission of Consents. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by telegram, cablegram or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

(c) Notice of Taking of Corporate Action. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the corporation.

ARTICLE II

DIRECTORS

2.1 General Powers. The business and affairs of the corporation shall be managed by or under the direction of a Board of Directors, who may exercise all of the powers of the corporation except as otherwise provided by law or the Certificate of Incorporation.

2.2 Number, Election and Qualification. The number of directors of the corporation shall be established from time to time by the stockholders or the Board of Directors. The directors shall be elected at the annual meeting of stockholders by such stockholders as have the right to vote on such election. Election of directors need not be by written ballot. Directors need not be stockholders of the corporation.

2.3 Chairman of the Board; Vice Chairman of the Board. The Board of Directors may appoint from its members a Chairman of the Board and a Vice Chairman of the Board, neither of whom need be an employee or officer of the corporation. If the Board of Directors appoints a Chairman of the Board, such Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors and, if the Chairman of the Board is also designated as the corporation's Chief Executive Officer, shall have the powers and duties of the Chief Executive Officer prescribed in Section 3.7 of these Bylaws. If the Board of Directors appoints a Vice Chairman of the Board, such Vice Chairman shall perform such duties and possess such powers as are assigned by the Board of Directors. Unless otherwise provided by the Board of Directors, the Chairman of the Board or, in the Chairman's absence, the Vice Chairman of the Board, if any, shall preside at all meetings of the Board of Directors.

2.4 Tenure. Each director shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.5 Quorum. The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors fixed pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board of Directors. If at any meeting of the Board of Directors there shall be less than such a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.

2.6 Action at Meeting. Every act or decision done or made by a majority of the directors present at a meeting of the Board of Directors duly held at which a quorum is present shall be regarded as the act of the Board of Directors, unless a greater number is required by law or by the Certificate of Incorporation.

2.7 Removal. Except as otherwise provided by the General Corporation Law of the State of Delaware, any one or more or all of the directors of the corporation may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, except that the directors elected by the holders of a particular class or series of stock may be removed without cause only by vote of the holders of a majority of the outstanding shares of such class or series.

2.8 Vacancies. Unless and until filled by the stockholders, any vacancy or newly-created directorship on the Board of Directors, however occurring, may be filled by vote of a majority of the directors then in office, although less than a quorum, or by a sole remaining director. A director elected to fill a vacancy shall be elected for the unexpired term of such director's predecessor in office, and a director chosen to fill a position resulting from a newly-created directorship shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's earlier death, resignation or removal.

2.9 Resignation. Any director may resign by delivering a resignation in writing or by electronic transmission to the corporation at its principal office or to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.

2.10 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall be determined from time to time by the Board of Directors; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board of Directors may be held without notice immediately after and at the same place as the annual meeting of stockholders.

2.11 Special Meetings. Special meetings of the Board of Directors may be held at any time and place designated in a call by the Chairman of the Board, the Chief Executive Officer, the President, two or more directors, or by one director in the event that there is only a single director in office.

2.12 Notice of Special Meetings. Notice of the date, place, if any, and time of any special meeting of directors shall be given to each director by the Secretary or by the officer or one of the directors calling the meeting. Notice shall be duly given to each director (a) in person or by telephone at least 24 hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile or electronic transmission, or delivering written notice by hand, to such director's last known business, home or electronic transmission address at least 48 hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director's last known business or home address at least 72 hours in advance of the meeting. A notice or waiver of notice of a meeting of the Board of Directors need not specify the purposes of the meeting.

2.13 Meetings by Conference Communications Equipment. Directors may participate in meetings of the Board of Directors or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.

2.14 Action by Consent. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent to the action in writing or by electronic transmission, and the written consents or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

2.15 Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation with such lawfully delegable powers and duties as the Board of Directors thereby confers, to serve at the pleasure of the Board of Directors. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors and subject to the provisions of law, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation and may authorize the seal of the corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board of Directors may from time to time request. Except as the Board of Directors may otherwise determine, any committee may make rules for the conduct of its business, but unless otherwise provided by the directors or in such rules, its business shall be conducted as nearly as possible in the same manner as is provided in these Bylaws for the Board of Directors. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.

2.16 Compensation of Directors. Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board of Directors may from time to time determine. No such payment shall preclude any director from serving the corporation or any of its parent or subsidiary entities in any other capacity and receiving compensation for such service.

ARTICLE III

OFFICERS

3.1 Titles. The officers of the corporation shall consist of a Chief Executive Officer, a President, a Secretary, a Treasurer and such other officers with such other titles as the Board of Directors shall determine, including one or more Vice Presidents, Assistant Treasurers and Assistant Secretaries. The Board of Directors may appoint such other officers as it may deem appropriate.

3.2 Election. The Chief Executive Officer, President, Treasurer and Secretary shall be elected annually by the Board of Directors at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board of Directors at such meeting or at any other meeting.

3.3 Qualification. No officer need be a stockholder. Any two or more offices may be held by the same person.

3.4 Tenure. Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer's successor is elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer's earlier death, resignation or removal.

3.5 Resignation and Removal. Any officer may resign by delivering a written resignation to the corporation at its principal office or to the Chief Executive Officer, the President or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by vote of a majority of the directors then in office. Except as the Board of Directors may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer's resignation or removal, or any right to damages on account of such removal, whether such officer's compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the corporation.

3.6 Vacancies. The Board of Directors may fill any vacancy occurring in any office for any reason and may, in its discretion, leave unfilled for such period as it may determine any offices other than those of Chief Executive Officer, President, Treasurer and Secretary. Each such successor shall hold office for the unexpired term of such officer's predecessor and until a successor is elected and qualified, or until such officer's earlier death, resignation or removal.

3.7 President; Chief Executive Officer. Unless the Board of Directors has designated another person as the corporation's Chief Executive Officer, the President shall be the Chief Executive Officer of the corporation. The Chief Executive Officer shall have general charge and supervision of the business of the corporation subject to the direction of the Board of Directors, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board of Directors. The President shall perform such other duties and shall have such other powers as the Board of Directors or the Chief Executive Officer (if the President is not the Chief Executive Officer) may from time to time prescribe. In the event of the absence, inability or refusal to act of the Chief Executive Officer or the President (if the President is not the Chief Executive Officer), the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board of Directors) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.

3.8 Vice Presidents. Each Vice President shall perform such duties and possess such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. The Board of Directors may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board of Directors.

3.9 Secretary and Assistant Secretaries. The Secretary shall perform such duties and shall have such powers as the Board of Directors or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board of Directors, to attend all meetings of stockholders and the Board of Directors and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.

Any Assistant Secretary shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Secretary may from time to time prescribe. In the event of the absence, inability or refusal to act of the Secretary, the Assistant Secretary (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the Secretary.

In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the chairman of the meeting shall designate a temporary secretary to keep a record of the meeting.

3.10 Treasurer and Assistant Treasurers. The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board of Directors or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the corporation, to deposit funds of the corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board of Directors, to make proper accounts of such funds, and to render as required by the Board of Directors statements of all such transactions and of the financial condition of the corporation.

The Assistant Treasurers shall perform such duties and possess such powers as the Board of Directors, the Chief Executive Officer or the Treasurer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Treasurer, the Assistant Treasurer (or if there shall be more than one, the Assistant Treasurers in the order determined by the Board of Directors) shall perform the duties and exercise the powers of the Treasurer.

3.11 Salaries. Officers of the corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board of Directors.

3.12 Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

ARTICLE IV

CAPITAL STOCK

4.1 Issuance of Stock. Subject to the provisions of the Certificate of Incorporation, the whole or any part of any unissued balance of the authorized capital stock of the corporation or the whole or any part of any shares of the authorized capital stock of the corporation held in the corporation's treasury may be issued, sold, transferred or otherwise disposed of by vote of the Board of Directors in such manner, for such lawful consideration and on such terms as the Board of Directors may determine.

4.2 Stock Certificates; Uncertificated Shares. The shares of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the corporation's stock shall be uncertificated shares. Every holder of stock of the corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board of Directors, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the General Corporation Law of the State of Delaware.

Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.

If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the corporation will furnish without charge to each stockholder who so requests a copy of the full text of the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

Within a reasonable time after the issuance or transfer of uncertificated shares, the corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates pursuant to Sections 151, 202(a) or 218(a) of the General Corporation Law of the State of Delaware or, with respect to Section 151 of General Corporation Law of the State of Delaware, a statement that the corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.

4.3 Transfers. Shares of stock of the corporation shall be transferable in the manner prescribed by law and in these Bylaws. Transfers of shares of stock of the corporation shall be made only on the books of the corporation or by transfer agents designated to transfer shares of stock of the corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the corporation by the surrender to the corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the corporation in accordance with the requirements of these Bylaws.

4.4 Lost, Stolen or Destroyed Certificates. The corporation may issue a new certificate of stock in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board of Directors may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such bond as the Board of Directors may require for the protection of the corporation or any transfer agent or registrar.

4.5 Record Date. The Board of Directors may fix in advance a date as a record date for the determination of the stockholders entitled to notice of or to vote at any meeting of stockholders or to express consent (or dissent) to corporate action without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than 60 nor less than 10 days before the date of such meeting, nor more than 10 days after the date of adoption of a record date for a consent without a meeting, nor more than 60 days prior to any other action to which such record date relates.

If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders entitled to express consent to corporate action without a meeting, when no prior action by the Board of Directors is necessary, shall be the day on which the first consent is properly delivered to the corporation. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating to such purpose.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

4.6 Regulations. The issue, transfer, conversion and registration of shares of stock of the corporation shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE V

GENERAL PROVISIONS

5.1 Fiscal Year. Except as from time to time otherwise designated by the Board of Directors, the fiscal year of the corporation shall begin on the first day of January of each year and end on the last day of December in each year.

5.2 Corporate Seal. The corporate seal shall be in such form as shall be approved by the Board of Directors.

5.3 Waiver of Notice. Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

5.4 Voting of Securities. Except as the Board of Directors may otherwise designate, the Chief Executive Officer, the President or the Treasurer may waive notice of, vote, or appoint any person or persons to vote, on behalf of the corporation at, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for this corporation (with or without power of substitution) at, any meeting of stockholders or securityholders of any other entity, the securities of which may be held by this corporation.

5.5 Evidence of Authority. A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

5.6 Certificate of Incorporation. All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the corporation, as amended and in effect from time to time.

5.7 Severability. Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.

5.8 Pronouns. All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

ARTICLE VI

AMENDMENTS

6.1 By the Board of Directors. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board of Directors.

6.2 By the Stockholders. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted, by the affirmative vote of the holders of a majority of the shares of the capital stock of the corporation issued and outstanding and entitled to vote at any annual meeting of stockholders, or at any special meeting of stockholders, provided notice of such alteration, amendment, repeal or adoption of new Bylaws shall have been stated in the notice of such special meeting.

AMENDED AND RESTATED
BYLAWS OF EDGX EXCHANGE, INC.
(a Delaware corporation)

ARTICLE I

Definitions

When used in these Bylaws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended and in effect from time to time and any successor statute.

(b) "Affiliate" means, with respect to any Person, any other person directly or indirectly through one or more intermediaries Controlling or Controlled by, or under direct or indirect common Control with, such Person. "Affiliated" shall have the correlative meaning.

(c) "Board" means the Board of Directors of the Company.

(d) "broker" shall have the meaning set forth in Section 3(a)(4) of the Act.

(e) "Business Day" shall mean a day other than a Saturday or a Sunday on which commercial banks in New York are not required or permitted under applicable laws or regulations to close.

(f) "Chairman" shall have the meaning set forth in Article III, Section 5.

(g) "Commission" means the United States Securities and Exchange Commission.

(h) "Company" means EDGX Exchange, Inc., a Delaware corporation.

(i) "Control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or managing member interests, by contract or otherwise. "Controlling" and "Controlled" shall have correlative meanings.

(j) "dealer" shall have the meaning set forth in Section 3(a)(5) of the Act.

(k) "Designating Owner" shall mean a member of Direct Edge Holdings that holds (together with its Affiliates) at least a 15% Percentage Interest (as defined in the Holdings Operating Agreement) in Direct Edge Holdings.

(l) "DGCL" means the General Corporation Law of the State of Delaware.

(m) "Direct Edge Holdings" means Direct Edge Holdings LLC, a Delaware limited liability company.

(n) "Director" means the persons elected to the Board from time to time in accordance with these Bylaws.

(o) "Exchange" means the national securities exchange operated by the Company.

(p) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the Exchange. An Exchange Member is not a stockholder of the Company by reason of being an Exchange Member. An Exchange Member shall have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(q) "Exchange Member Director" means an officer, director, employee or agent of an Exchange Member, other than an Owner Exchange Member, who is elected as a Director in accordance with Article III, Section 4.

(r) "Exchange Member Nominating Committee" means the Exchange Member Nominating Committee elected pursuant to these Bylaws.

(s) "Exchange Member Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote and act on behalf of the Exchange Member. An Exchange Member may change its Exchange Member Representative or appoint a substitute for its Exchange Member Representative upon giving notice thereof to the Secretary of the Company. An Exchange Member Representative of an Exchange Member or a substitute shall be a member of senior management and registered principal of the Exchange Member.

(t) "Holdings Operating Agreement" means the Fourth Amended and Restated Limited Liability Company Operating Agreement of Direct Edge Holdings LLC, dated as of April 13, by and among the members of Direct Edge Holdings, as such Agreement may be amended from time to time.

(u) "Independent Director" means a Director who has no material relationship with (i) the Company or any Affiliate of the Company, or (ii) any Exchange Member or any Affiliate of any Exchange Member; *provided,* however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company, Direct Edge Holdings or EDGA Exchange, Inc.

(v) "List of Candidates" shall have the meaning set forth in Article III, Section 4(e).

(w) "Nominating Committee" means the Nominating Committee elected pursuant to these Bylaws.

(x) "Operational Date" shall have the meaning set forth in Article XI, Section 1.

(y) "Owner Director" shall mean a Director nominated by a Designating Owner pursuant to Article III, Section 4(g) and elected by the stockholders of the Company.

(z) "Owner Exchange Member" means an Exchange Member that also maintains, directly or indirectly, an ownership interest in the Company.

(aa) "Person" means any individual, partnership, joint stock company, corporation, entity, association, trust, limited liability company, joint venture, unincorporated organization, and any government, governmental department or agency or political subdivision of any government.

(bb) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, director, or branch manager of an Exchange Member (or other person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with, such Exchange Member or any employee of such Exchange Member, except that any person associated with a Exchange Member whose functions are solely clerical or ministerial shall not be included in the meaning of such term for purposes of these Bylaws.

(cc) "Petition Candidates" shall have the meaning set forth in Article III, Section 4(c).

(dd) "Petition Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders.

(ee) "Petition Deadline" shall have the meaning set forth in Article III, Section 4(c).

(ff) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(gg) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act, with respect to the Company.

(hh) "SRO" means a "self-regulatory organization" as defined in Section 3(a)(26) of the Act.

(ii) "statutory disqualification" shall have the meaning set forth in Section 3(a)(39) of the Act.

(jj) "stockholder" means any Person who maintains a direct ownership interest in the Company. The initial stockholder of the Company shall be Direct Edge Holdings.

Definitions in these Bylaws apply equally to both the singular and plural forms of the defined terms. The terms "include" and "including" and other words of similar import shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to these Bylaws as a whole and not to any particular section or subsection. The headings appear as a matter of convenience only and shall not affect the interpretation of these Bylaws.

ARTICLE II

Office and Agent

Section 1. Principal Business Office

The principal business office of the Company shall be located at 545 Washington Boulevard, Jersey City, New Jersey 07310, or such other location as may hereafter be determined by the Board. The Company may have such other office or offices as the Board may from time to time designate or as the purposes of the Company may require from time to time.

Section 2. Registered Office

The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

Section 3. Registered Agent

The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801.

ARTICLE III

Board of Directors

Section 1. Powers

(a) Subject to the Company's Certificate of Incorporation, the business and affairs of the Company shall be managed by the Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these Bylaws or the Rules. The Board shall have the power to do any and all acts necessary, convenient or incidental to, or for the furtherance of, the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these Bylaws, the Board may delegate any of its powers to a committee appointed pursuant to Article V or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article X, Section 1.

(c) The Board may adopt such rules, regulations and requirements for the conduct of the business and management of the Company, not inconsistent with applicable law, the Certificate of Incorporation or these Bylaws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by applicable law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including the requirements that (a) the Rules shall be designed to protect investors and the public interest, and (b) the Exchange shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by the Exchange Members, and Persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act and the Rules.

(e) In light of the unique nature of the Company, its operations, its status as a SRO, the Board, when evaluating any proposal, shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, to the extent deemed relevant: (i) the potential impact of such proposal on the integrity, continuity and stability of the Exchange and the other operations of the Company, and on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such proposal would promote just and equitable principles of trade, foster cooperation and coordination with Persons engaged in regulating, clearing, settling or processing information with respect to, and facilitating transactions in, securities or assist in the removal of impediments to, or perfection of, the mechanisms for a free and open market and a national market system.

Section 2. Composition of the Board

(a) Subject to Article III, Sections 2(b), 4(g) and 6(a), the Board shall consist of nineteen (19) Directors. A majority of the directorships shall be Independent Directors. The Board shall be comprised initially as follows:

(i) The Chief Executive Officer of the Company;

(ii) Four (4) Owner Directors (subject to increase or decrease pursuant to Article III, Section 2(b) and Section 4(g));

(iii) Ten (10) Independent Directors (subject to increase or decrease pursuant to Article III, Section 2(b)); and

(iv) Four (4) Exchange Member Directors (subject to increase or decrease pursuant to Article III, Section 2(b)).

The initial Board as of the date hereof is as set forth on Exhibit A and each director shall serve until his or her term expires as provided in Article III, Section 3.

(b) The Board may, by resolution, add or remove Director positions to the Board, provided that (i) the number of Director positions shall not be fewer than seven (7) nor more than twenty-five (25), (ii) no removal of a Director position shall have the effect of shortening the term of any incumbent Director, and (iii) the Board at all times shall include a directorship for the Chief Executive Officer of the Company, a majority of Independent Directors, at least twenty percent (20%) Exchange Member Directors, and a number of Owner Director positions that equals the number of Owner Directors that the Designating Owners are entitled to nominate and that the stockholders of the Company have elected. If an Owner Director position needs to be added pursuant to Article III, Section 4(g), such Owner Director position shall be nominated by the applicable Designating Owner and elected by the stockholders of the Company (or any other agreement entered into by a stockholder of the Company related to the election, removal and/or replacement of a Director), and additional Director positions shall be added and filled at the same time as the election of the new Owner Director, as required to comply with the requirements set forth in this Article III, Section 2(b) (*i.e.*, to comply with the requirement that there be a majority of Independent Directors and at least twenty percent (20%) Exchange Member Directors). So long as the Board includes the Chief Executive Officer of the Company, a majority of Independent Directors, at least twenty percent (20%) Exchange Member Directors, and the requisite number of Owner Directors, any remaining newly created Director positions may be filled by persons who do not qualify as Independent Directors, Exchange Member Directors or Owner Directors ("At-Large Directors").

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as an Independent Director or Exchange Member Director, and the Secretary shall certify to the Nominating Committee or the Exchange Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification. A Director need not be a stockholder of the Company. A Director will no longer qualify to be Director upon a determination by the Board (i) that the Director no longer satisfies the classification for which the Director was elected, (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article III, Section 2(b); or (iii) the Director is subject to statutory disqualification.

Section 3. Terms of Office; Classes

(a) The Chief Executive Officer will no longer qualify to be a Director when such individual ceases to be Chief Executive Officer of the Company, and, upon the happening of such event, that individual shall cease being a Director.

(b) The Board of Directors shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors shall serve staggered three-year terms, with the term of office of one (1) class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the first annual election of the Board following adoption of these Bylaws, Directors in Class II shall initially hold office until the second annual election of the Board following adoption of these Bylaws, and Directors in Class III shall initially hold office until the third annual election of the Board following adoption of these Bylaws. Commencing with the first annual election of the Board following adoption of these Bylaws, the term of office for each class of Directors elected at such time shall be three (3) years from the date of their election. In the case of the addition of any new Director position, the Director filling such position shall be added to a class, as determined by the Board at the time of such Director's initial election, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 4. Nomination, Election and Appointment

(a) The Nominating Committee each year shall nominate Directors for each Director position (other than Owner Director positions and the Director position filled by the Chief Executive Officer) standing for election at the annual meeting of stockholders that year. For positions requiring persons who qualify as Exchange Member Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Exchange Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Article III, Section 4.

(b) The Exchange Member Nominating Committee shall consult with the Nominating Committee and the Chairman, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Exchange Member Director.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of stockholders, the Exchange Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Exchange Member Director positions on the Board that have been approved and submitted by the Exchange Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates") for the Exchange Member Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of stockholders (the "Petition Deadline"), a written petition, which shall designate the candidate by name and office and shall be signed by Exchange Member Representatives representing ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Exchange Member Director positions to be filled. No Exchange Member, together with its Affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its Affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Exchange Member Director candidates and must be filed with the Company. The Company shall provide the form of questionnaire upon the request of any Exchange Member.

(e) If no valid petitions from Exchange Members are received by the Petition Deadline, the initial nominees approved and submitted by the Exchange Member Nominating Committee shall be nominated as Exchange Member Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Petition Deadline, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Exchange Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Petition Date to confirm the nominees for Exchange Member Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual stockholders meeting to confirm the Exchange Members' selections of nominees for Exchange Member Directors.

(f) With respect to the election held to determine the final nomination of Exchange Member Directors, each Exchange Member shall have the right to cast one (1) vote for each available Exchange Member Director nomination; *provided*, however, that (i) any such vote must be cast for a person on the List of Candidates, and (ii) no Exchange Member, together with its Affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its Affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of an Exchange Member Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Exchange Member Director positions to be elected by stockholders.

(g) Each Designating Owner shall have the right to nominate an Owner Director. If a Designating Owner ceases to be a Designating Owner, then upon the happening of such event, the individual serving as an Owner Director nominated by such Designating Owner will no longer qualify to be an Owner Director, will cease being an Owner Director, and will be deemed to have automatically resigned. In addition, such Owner Director position on the Board shall immediately terminate. The stockholders of the Company will take all such actions required or necessary to effect this Section 4(g).

Section 5. Chairman of the Board

The Chief Executive Officer shall be the Chairman of the Board (the "Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; *provided*, however, that he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. The Board shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director and the means by which interested parties may communicate with the Lead Director.

Section 6. Vacancies

(a) Whenever any Director position, other than an Owner Director or Exchange Member Director position, becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Director position, other than an Owner Director or Exchange Member Director position, becomes available because of an increase in the number of Directors, the Nominating Committee shall nominate, and a majority of Directors then in office, though less than a quorum or a sole remaining Director, shall elect, a person satisfying the classification (Independent or At-Large Director) for the directorship to fill such vacancy until the expiration of the remaining term or to fill such newly-created Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of a Director at the time of such Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy; and *further provided*, that any vacancy resulting from removal from office by a vote of the stockholders for cause may be filled by a vote of the stockholders at the same meeting at which such removal occurs.

(b) Whenever any Exchange Member Director position becomes vacant prior to the election of a successor at the end of such Exchange Member Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Exchange Member Director position becomes available because of an increase in the number of Directors, the Exchange Member Nominating Committee shall nominate, and a majority of Directors then in office, though less than a quorum or a sole remaining Director, shall elect, a person satisfying the classification for the Exchange Member Director position to fill such vacancy until the expiration of the remaining term or to fill such newly-created Exchange Member Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of an Exchange Member Director at the time of such Exchange Member Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of such vacancy; and *further provided*, that any vacancy resulting from removal from office by a vote of the stockholders for cause may be filled by a vote of the stockholders at the same meeting at which such removal occurs.

(c) Subject to the terms of Article III, Section 4(g) and Section 2(d), whenever any Owner Director position becomes vacant prior to the election of a successor at the end of such Owner Director's term, whether because of death, disability, disqualification, removal or resignation, and whenever any newly-created Owner Director position becomes available pursuant to Article III, Section 4(g), the Designating Owner that nominated an Owner Director for such vacant Owner Director position or that is entitled to nominate an Owner Director for such newly-created Owner Director position shall nominate, and a majority of the Directors then in office though less than a quorum or a sole remaining Director, shall elect, the individual nominated by such Designating Owner to fill such vacancy until the expiration of the remaining term or to fill such newly-created Owner Director position until the expiration of such position's designated term; *provided,* however, that if the remaining term of office of an Owner Director at the time of such Owner Director's vacancy is not more than six (6) months, during the period of vacancy the Board shall not be deemed to be in violation of Article III, Section 2(b) by virtue of the applicable Designating Owner failing to nominate an Owner Director to fill such vacancy; and *further provided*, that any vacancy resulting from removal from office by a vote of the stockholders for cause may be filled by a vote of the stockholders at the same meeting at which such removal occurs.

Section 7. Removal and Resignation

(a) Any Director may be removed with or without cause by a majority vote of the stockholders; *provided*, however, that any Exchange Member Director may be removed only by a majority vote of the stockholders for cause, which shall include such Exchange Member Director's being subject to a statutory disqualification, and any Owner Director may be removed only by a majority vote of the stockholders acting or for cause, which shall include such Owner Director's being subject to a statutory disqualification. Upon the removal of an Owner Director, the Designating Owner that nominated such removed Owner Director shall have the right to nominate a replacement Owner Director pursuant to Article III, Section 6.

(b) Any Director may resign at any time either upon notice of resignation to the Chairman, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 8. Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting shall be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 9. Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 10. Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days notice to each Director by the Chairman or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting.

Section 11. Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 12. Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office, but in no event less than 1/3 of the total number of Directors, shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Incorporation or these Bylaws.

Section 13. Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or electronic transmission is filed with the minutes of proceedings of the Board or the committee.

Section 14. Waiver of Notice

(a) Whenever notice is required to be given by applicable law, the Certificate of Incorporation or these Bylaws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board or committee thereof need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 15. Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees of the Board. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 16. Conflicts of Interest; Contracts and Transactions Involving Directors

(a) To the fullest extent permitted by law, a Director or a member of any committee of the Board may not participate in the consideration or decision of any matter relating to a particular Exchange Member or other Person if such Director or committee member has a material interest in, or a professional, business or personal relationship with, that Exchange Member or Person, or if such participation shall create an appearance of impropriety. Exchange Member Directors shall not be deemed to be personally interested in the determination of matters that may affect the Exchange Members as a whole or certain groups of Exchange Members, and Exchange Member Directors shall not be prohibited from participating in such determinations in the normal course of conducting the Company's business.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because any such Director's or officer's votes are counted for such purpose, if: (i) the material facts pertaining to such Director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; (ii) the material facts as to the Director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board, a committee or the stockholders.

ARTICLE IV

STOCKHOLDERS

Section 1. Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of stockholders shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Exchange Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise required by law, the Certificate of Incorporation or these Bylaws.

(b) The first annual meeting of stockholders shall be held prior to the Company's commencement of operations as an Exchange.

Section 2. Special Meetings

Special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman, the Board or the President, and shall be called by the Secretary at the request in writing of stockholders owning not less than a majority of the then issued and outstanding capital stock of the Company entitled to vote. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to each stockholder entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise required by law, the Certificate of Incorporation or these Bylaws. Business transacted at any special meeting of stockholders shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3. List of Stockholders

The Secretary of the Company, or such other person designated by the Secretary or the Board, shall have charge of the stock ledger of the Company and shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, at the principal place of business of the Company. The list shall also be produced and kept at the time and place of the meeting during the whole time of the meeting, and may be inspected by any stockholder who is present.

Section 4. Quorum and Vote Required for Action

(a) The holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(b) When a quorum is present at any meeting, the vote of the holders of a majority of the capital stock having voting power present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of applicable law or of the Certificate of Incorporation, a different vote is required, in which case such express provision shall govern and control the decision of such question.

Section 5. Voting of Shares; Proxies

Unless otherwise provided in the Certificate of Incorporation or these Bylaws, each stockholder of the Company shall at every meeting of the stockholders be entitled to one (1) vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three (3) years from its date, unless the proxy provides for a longer period. Any such proxy shall be in writing and shall be filed with the Secretary of the Company before or at the time of the meeting.

Section 6. Action in Lieu of Meeting

Any action upon which a vote of stockholders is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Company in the manner required by law, *provided* that the matter to be acted upon by such written consent previously has been directed by the Board to be submitted to the stockholders for their action by written consent. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not so consented in writing.

ARTICLE V

Committees of the Board

Section 1. Number of Committees

The committees of the Board shall consist of a Compensation Committee, an Audit Committee, an Executive Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be from time to time established by the Board for a specific and limited purpose. Committees shall have such authority as is vested in them by these Bylaws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

Section 2. Appointment and Removal; Vacancies; Term

(a) The Board, after consultation with the Chairman, may designate, consistent with these Bylaws, the members of all committees of the Board, and the Board may, at any time, with or without cause, remove any member of a committee so appointed, after consultation with the Chairman. Each committee shall be comprised of at least three (3) members of the Board; *provided*, however, that except as set forth herein, every committee shall have at least a majority of Independent Directors. In designating members to committees of the Board, the Board is responsible for determining that any such committee meets the composition requirements set forth in this Article V. The Board, after consultation with the Chairman, may designate one or more Directors as alternate members of any committee who may replace any absent or disqualified member at any meeting of the committee. Except as otherwise set forth in these Bylaws, the Board, after consultation with the Chairman, may have non-voting observers attend committee meetings.

(b) A committee member shall be removed immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected, and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article V.

(c) Any vacancy occurring in a committee shall be filled by the Board, after consultation with the Chairman, for the remainder of the term, with the approval of the Board.

(d) Except as otherwise provided by these Bylaws or by the Board, members of a committee shall hold office for a one-year period.

Section 3. Conduct of Proceedings

Except as otherwise provided in these Bylaws or by the Board, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4. Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the Bylaws, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by applicable law or these Bylaws.

Section 5. Specified Committees

(a) The Board, after consultation with the Chairman, shall designate the members of a Compensation Committee, which shall consist of three Independent Directors. The Compensation Committee shall consider and recommend compensation policies, programs and practices for officers and other employees of the Company. The Board, after consultation with the Chairman, may designate non-voting observers who shall be permitted to attend and participate in committee meetings.

(b) The Board, after consultation with the Chairman, shall designate the members of an Audit Committee, which shall consist solely of Directors, including a majority of Independent Directors. An Independent Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (A) provide oversight over the Company's financial reporting process and the financial information that is provided to stockholders and others; (B) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; (C) select, evaluate and, where appropriate, replace the Company's independent auditors (or nominate the independent auditors to be proposed for ratification by stockholders); and (D) direct and oversee all the activities of the Company's internal audit function, including management's responsiveness to internal audit recommendations. The Audit Committee shall have authority to: (A) hire or terminate the head of the Company's Internal Audit Department; (B) determine the compensation of the head of the Internal Audit Department; and (C) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) The Board, after consultation with the Chairman, shall designate the members of a Regulatory Oversight Committee, which shall consist solely of Independent Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of the Exchange's regulatory and SRO responsibilities, assess the Exchange's regulatory performance and assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of the Exchange's regulatory functions.

(d) The Board, after consultation with the Chairman, shall appoint an Appeals Committee, which shall consist solely of two Independent Directors and one Exchange Member Director. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules.

(e) The Board, after consultation with the Chairman, may appoint an Executive Committee, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

ARTICLE VI

Nominating Committees

Section 1. Election of Nominating Committee and Exchange Member Nominating Committee

The Nominating Committee and the Exchange Member Nominating Committee shall each be elected on an annual basis by a vote of the stockholders. The initial Nominating Committee and Exchange Member Nominating Committee as of the date hereof are as set forth on Exhibit B and shall serve until the first annual meeting of stockholders following the adoption of these Bylaws. In each subsequent year, each of the Nominating Committee and Exchange Member Nominating Committee, after completion of its respective duties for nominating Directors for election to the Board for that year, shall nominate candidates to serve on the succeeding year's Nominating Committee or Exchange Member Nominating Committee, as applicable, such candidates to be voted on by the stockholders at the annual meeting of stockholders. Additional candidates for the Exchange Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article III, Section 4.

Section 2. Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual stockholder meeting and all other vacant or new Director positions on the Board (other than Owner Director positions). The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article III, Section 2(b). The Nominating Committee shall consist solely of three Independent Directors, one of whom shall be in each class.

Section 3. Exchange Member Nominating Committee

The Exchange Member Nominating Committee shall nominate candidates for each Exchange Member Director position on the Board that is to be elected by Exchange Members or stockholders under the terms of these Bylaws. Each member of the Exchange Member Nominating Committee shall qualify as an Exchange Member Director, except that such committee member is not required to be a Director. Upon request of the Secretary, any such prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member's classification. The Secretary shall certify to the Board such prospective committee member's classification. Such committee member shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

ARTICLE VII

Officers, Agents and Employees

Section 1. General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Regulatory Officer, a Secretary, a Treasurer and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person.

Section 2. Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 3. Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman, the President or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

Section 4. Compensation

The Compensation of the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 5. Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6. Chief Executive Officer

The Chief Executive Officer shall be the Chairman of the Board and shall preside at all meetings of the Board at which the Chief Executive Officer is present; *provided*, however, that he or she shall not participate in executive sessions of the Board. The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company, and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 7. President

The President shall, in the absence of the Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 8. Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the

Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President and Vice President.

Section 9. Chief Regulatory Officer

An officer of the Company with the position of Executive Vice President or Senior Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination and enforcement functions and for administering any regulatory services agreements with another SRO to which the Company is a party. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 10. Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 11. Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 12. Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 13. Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VIII

Indemnification

Section 1. Indemnification of Directors, Officers, Employees And Other Agents.

(a) *Right to Indemnification.* The Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "Covered Person") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative (a "proceeding") by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except as otherwise provided in Section 1(c) of this Article VIII, the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board.

(b) *Prepayment of Expenses.* The Company shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys' fees) incurred by a Covered Person in defending any proceeding in advance of its final disposition, *provided*, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Covered Person to repay all amounts advanced if it should be ultimately determined that the Covered Person is not entitled to be indemnified under this Article VIII or otherwise.

(c) *Claims.* If a claim for indemnification (following the final disposition of such proceeding) or advancement of expenses under this Article VIII is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any such action the corporation shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(d) *Nonexclusivity of Rights.* To the fullest extent permitted by the Company's Certificate of Incorporation and the DGCL, the rights conferred on any Covered Person by this Article VIII shall not be exclusive of any other rights that such Covered Person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise. The Company is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents with respect to indemnification and advances, to the fullest extent permitted by the DGCL and the Company's Certificate of Incorporation.

(e) *Other Sources.* The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

(f) *Survival of Rights.* The rights conferred on any Covered Person shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) *Insurance.* The Company, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VIII.

(h) *Amendments.* Any modification or repeal of the provisions of this Article VIII shall not adversely affect any right or protection hereunder of any Covered Person in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to the time of such repeal or modification.

(i) *Other Indemnification and Advancement of Expenses.* This Article VIII shall not limit the right of the Company, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Covered Persons when and as authorized by appropriate corporate action.

(j) *Saving Clause.* If this Article VIII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify each Covered Person to the fullest extent permitted by any applicable portion of this Article VIII that shall not have been invalidated or by any other applicable law.

(k) *Certain Definitions.* For purposes of this Article VIII, the following definitions shall apply:

(i) The term "expenses" shall be broadly construed and shall include court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding, including expenses of establishing a right to indemnification under this Article VIII or any applicable law.

(ii) The term the "Company" shall include, in addition to the resulting entity, any constituent entity (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent entity, or is or was serving at the request of such constituent entity as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving entity as he would have with respect to such constituent entity if its separate existence had continued.

Section 2. Exchange Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member related to the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE IX

Amendments; Emergency Bylaws

Section 1. By the Stockholders or Board

These Bylaws may be altered, amended or repealed, or new Bylaws may be adopted, (i) by the written consent of the stockholders of the Company, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board; *provided*, however, that the Board shall not be entitled to amend or repeal, or adopt any new Bylaws that contradict or are inconsistent with, any of the provisions of Article III that relate to Owner Directors; Article V, Section 1; and this Article IX, Section 1, and any of the defined terms set forth in Article I that are used therein or related thereto.

Section 2. Emergency Bylaws

The Board may adopt emergency Bylaws subject to repeal or change by action of the stockholders of the Company that shall, notwithstanding any different provision of applicable law, the Certificate of Incorporation or these Bylaws, be operative during any emergency resulting from any attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency Bylaws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 3. Authority to Take Action Under Extraordinary Market Conditions

The Board, or such Person or Persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in, or operation of, the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all Persons or the trading therein of any or all securities; and

(b) the operation of any or all offices or systems of Exchange Members, if, in the opinion of the Board or the Person or Persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

ARTICLE X

Exchange Authorities

Section 1. Rules

The Board, acting in accordance with the terms of these Bylaws and the Rules, shall be vested with all powers necessary for the governance of the Company as an "exchange" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these Bylaws and the Act, to administer, enforce, interpret, issue exemptions from, suspend or cancel any Rules adopted hereunder.

Section 2. Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated Persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions and operations of an Exchange Member or any other fitting sanction, and to impose appropriate sanctions applicable to Persons associated with Exchange Members, including censure, fine, suspension or barring a Person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions and operations of a Person associated with an Exchange Member or any other fitting sanction, for:

(i) a breach by an Exchange Member or a Person associated with an Exchange Member of any covenant with the Company or its stockholders;

(ii) violation by an Exchange Member or a Person associated with an Exchange Member of any of the terms, conditions, covenants and provisions of the rules (as defined in Section 3(a)(27) of the Act) or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or Person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or Person's possession or control as directed pursuant to the rules (as defined in Section 3(a)(27) of the Act); (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or Person associated with an Exchange Member to adhere to any ruling, order, direction or decision of, or to pay any sanction, fine or costs imposed by, the Board or any Person to which the Board has delegated its powers.

Section 3. Exchange Member Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members and Persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 4. Fees, Dues, Assessments and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments and other charges to be paid by Exchange Members and issuers and any other Persons using any facility or system that the Company operates or controls; *provided*, however, that such fees, dues, assessments and other charges shall be equitably allocated among Exchange Members and issuers and any other Persons using any facility or system that the Company operates or controls.

Any revenues received by the Company from fees derived from its regulatory function or regulatory penalties shall not be used for non-regulatory purposes or distributed to the stockholders, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE XI

Miscellaneous Provisions

Section 1. Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between incorporation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in these Bylaws to "the national securities exchange operated by the Company" or the "Exchange" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board may appoint members of the committees to be established under these Bylaws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 2. Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 3. Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all Persons other than Directors and officers, employees, agents or advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Managers of Direct Edge Holdings who are not also members of the Board, or any officers, employees, agents or advisors of Direct Edge Holdings who are not also officers, employees, agents or advisors of the Company (or any committees of the Board), be allowed to participate in any meetings of the Board (or any committee of the Board) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 4. Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including disciplinary matters, trading data, trading practices and audit information) and the information contained in those books and records shall be retained in confidence by the Company and the Directors, officers, employees, hearing officers, other agents and advisors of the Company, shall not be used by the Company for any non-regulatory purposes and shall not be made available to any Person (including any Exchange Member) other than to personnel of the Commission, and those Directors, officers, employees, hearing officers, other agents and advisors of the Company, to the extent necessary or appropriate to discharge properly the self-regulatory responsibilities of the Company.

Section 5. Dividends

Subject to any provisions of any applicable statute, other provisions of these Bylaws or the Certificate of Incorporation, dividends may be declared upon the capital stock of the Company by, and in the absolute discretion of, the Board; and any such dividends may be paid in cash, property or shares of stock of the Company, as determined by the Board, and shall be declared and paid on such dates and in such amounts as are determined by the Board.

Section 6. Reserves

Before payment of any dividends, there may be set aside out of any funds of the Company available for dividends such sum or sums as the Board from time to time, in its absolute discretion, determines to be proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Company, or for such other purpose as the Board shall determine to be conducive to the interests of the Company, and the Board may modify or abolish any such reserve in the manner in which it was created.

Section 7. Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by applicable law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments and papers required by any department of the United States government or by any state, county, municipal or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 8. Power to Vote Stock

Unless otherwise instructed by the Board, the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board and the Chief Executive Officer may from time to time confer like powers upon any other person or persons.

Section 9. Notices

Unless otherwise provided in these Bylaws or the DGCL, any and all notices contemplated by these Bylaws shall be deemed adequately given if in writing and delivered in hand, or upon receipt when sent by telecopy or electronic transmission confirmed by one of the other methods for providing notice set forth herein, or one (1) Business Day after being sent, postage prepaid, by nationally recognized overnight courier (*e.g.,* Federal Express), or five (5) Business Days after being sent by certified or registered mail, return receipt requested, postage prepaid, to the party or parties for whom such notices are intended. Notices of special meetings of Directors shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose.

Section 10. Severability

If any provision of these Bylaws, or the application of any provision of these Bylaws to any Person or circumstances, is held invalid, the remainder of these Bylaws and the application of such provision to other Persons or circumstances shall not be affected.

EXHIBIT A

Initial Directors

Name	Type of Director	Class
	Chief Executive Officer	NA
	Owner Director	I
	Owner Director	I
	Owner Director	II
	Owner Director	III
	Independent Director	I
	Independent Director	I
	Independent Director	I
	Independent Director	II
	Independent Director	II
	Independent Director	II
	Independent Director	III
	Independent Director	III
	Independent Director	III
	Independent Director	III
	Exchange Member Director	I
	Exchange Member Director	II
	Exchange Member Director	III
	Exchange Member Director	II

EXHIBIT B

Initial Nominating Committee

Name

Initial Exchange Member Nominating Committee

Name

Exhibit C - EDGA

ETC

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "ETC ACQUISITION CORP.", FILED IN THIS OFFICE ON THE SECOND DAY OF APRIL, A.D. 2002, AT 6 O'CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

3509770 8100

090246261

AUTHENTICATION: 7173266

DATE: 03-06-09

CERTIFICATE OF INCORPORATION

OF

ETC ACQUISITION CORP.

The undersigned, for the purpose of organizing a corporation under the General Corporation Law of the State of Delaware, certifies:

FIRST: The name of the corporation is ETC Acquisition Corp. (hereinafter referred to as the "Corporation").

SECOND: The address of the Corporation's registered office in the State of Delaware is The Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (hereinafter referred to as the "GCL").

FOURTH: The total number of shares of stock which the Corporation shall have authority to issue is one hundred (100) shares of common stock, par value $0.01 per share.

FIFTH: The directors shall have power to adopt, amend or repeal Bylaws of the Corporation, except as may otherwise be provided in the Bylaws of the Corporation.

SIXTH: Elections of directors need not be by written ballot, except as may otherwise be provided in the Bylaws of the Corporation.

SEVENTH: The name and mailing address of the Incorporator is James Clark c/o Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, NY 10005.

WITNESS my signature this 2nd day of April, 2002.

James E. Clark
Sole Incorporator

NY1:#3297029v1

STATE OF DELAWARE
SECRETARY OF STATE
DIVISION OF CORPORATIONS
FILED 06:00 PM 04/02/2002
020212607 – 3509770

BYLAWS

OF

ETC ACQUISITION CORP.

TABLE OF CONTENTS

ARTICLE IX

Checks, Notes, Drafts, Etc.

ARTICLE X

Amendments

BYLAWS

OF

ETC ACQUISITION CORP.

ARTICLE I

Office and Records

Section 1.1 Delaware Office. The principal office of the Corporation in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware.

Section 1.2 Other Offices. The Corporation may have such other offices, either within or without the State of Delaware, as the Board of Directors may designate or as the business of the Corporation may from time to time require.

Section 1.3 Books and Records. The books and records of the Corporation may be kept at the Corporation's principal executive offices in New York, New York or at such other locations outside the State of Delaware as may from time to time be designated by the Board of Directors.

ARTICLE II

Stockholders

Section 2.1 Annual Meeting. Except as otherwise provided in Section 2.8 of these Bylaws, an annual meeting of stockholders of the Corporation shall be held at such time and date in each year as the Board of Directors, the Chairman of the Board, if any, or the President may from time to time determine. The annual meeting in each year shall be held at such hour on said day and at such place within or without the State of Delaware as may be fixed by the Board of Directors, or if not so fixed, at 10 A.M., local time, at the principal executive offices of the Corporation.

Section 2.2 Special Meetings. A special meeting of the holders of stock of the Corporation entitled to vote on any business to be considered at any such meeting may be called only by the Chairman of the Board, if any, or the President or any Vice President, and shall be called by the Chairman of the Board, if any, or the President or the Secretary when directed to do so by resolution of the Board of Directors or at the written request of directors representing a majority of the total number of directors which the Corporation would at the time have if there were no vacancies (the "Whole Board"). Any such request shall state the purpose or purposes of the proposed meeting. The Board of Directors may designate the place of meeting for any special meeting of stockholders, and if no such designation is made, the place of meeting shall be the principal executive offices of the Corporation.

Section 2.3 Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of these Bylaws, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, and except as to any stockholder duly waiving notice, the written notice of any meeting shall be given personally or by mail, not less than ten nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.4 Quorum. Except as otherwise provided by law or by the Certificate of Incorporation or by these Bylaws, at any meeting of stockholders the holders of a majority of the outstanding stock entitled to vote thereat, either present or represented by proxy, shall constitute a quorum for the transaction of any business, but the stockholders present, although less than a quorum, may adjourn the meeting to another time or place and, except as provided in the last paragraph of Section 2.3 of these Bylaws, notice need not be given of the adjourned meeting.

Section 2.5 Voting. Whenever directors are to be elected at a meeting, they shall be elected by a plurality of the votes cast at the meeting by the holders of stock entitled to vote. Whenever any corporate action, other than the election of directors, is to be taken by vote of stockholders at a meeting, such corporate action shall, except as otherwise required by law or by the Certificate of Incorporation or by these Bylaws, be authorized by the affirmative vote of the holders of a majority of the shares of stock present or represented by proxy and entitled to vote with respect to such corporate action.

Except as otherwise provided by law, or by the Certificate of Incorporation, each holder of record of stock of the Corporation entitled to vote on any matter at any meeting of stockholders shall be entitled to one vote for each share of such stock standing in the name of such holder on the stock ledger of the Corporation on the record date for the determination of the stockholders entitled to vote at the meeting.

Upon the demand of any stockholder entitled to vote, the vote for directors or the vote on any other matter at a meeting shall be by written ballot, but otherwise the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

Section 2.6 Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Every proxy shall be signed by the stockholder or by his duly authorized attorney.

Section 2.7 List of Stockholders. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 2.8 Written Consent of Stockholders in Lieu of Meeting.. Any action required by the General Corporation Law of the State of Delaware (the "GCL") to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt written notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Any such written consent may be given by one or any number of substantially concurrent written instruments of substantially similar tenor signed by such stockholders, in person or by attorney or proxy duly appointed in writing, and filed with the Secretary or an Assistant Secretary of the Corporation. Any such written consent shall be effective as of the effective date thereof as specified therein, provided that such date is not more than sixty (60) days prior to the date such written consent is filed as aforesaid, or, if no such date is so specified, on the date such written consent is filed as aforesaid.

ARTICLE III

Directors

Section 3.1 Number of Directors. The Board of Directors shall consist of no less than 2 and no more than 10 directors until changed as provided in this Section. The number of directors may be changed at any time and from time to time by vote at a meeting or by written consent of the holders of stock entitled to vote on the election of directors, or by a resolution of the Board of Directors passed by a majority of the Whole Board, except that no decrease shall shorten the term of any incumbent director unless such director is specifically removed pursuant to Section 3.5 of these Bylaws at the time of such decrease.

Section 3.2 Election and Term of Directors. Directors shall be elected annually, by election at the annual meeting of stockholders or by written consent of the holders of stock entitled to vote thereon in lieu of such meeting. If the annual election of directors is not held on the date designated therefor, the directors shall cause such election to be held as soon thereafter as convenient. Each director shall hold office from the time of his or her election and qualification until his successor is elected and qualified or until his or her earlier resignation, or removal.

Section 3.3 Vacancies and Newly Created Directorships. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by election at a meeting of stockholders or by written consent of the holders of stock entitled to vote thereon in lieu of a meeting. Except as otherwise provided by law, vacancies and such newly created directorships may also be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

Section 3.4 Resignation. Any director may resign at any time upon written notice to the Corporation. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3.5 Removal. Any or all of the directors may be removed at any time, with or without cause, by vote at a meeting or by written consent of the holders of stock entitled to vote on the election of directors.

Section 3.6 Meetings. Meetings of the Board of Directors, regular or special, may be held at any place within or without the State of Delaware. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. An annual meeting of the Board of Directors shall be held after each annual election of directors. If such election occurs at an annual meeting of stockholders, the annual meeting of the Board of Directors shall be held at the same place and immediately following such meeting of stockholders, and no further notice thereof need be given other than this Bylaw. If an annual election of directors occurs by written consent in lieu of the annual meeting of stockholders, the annual meeting of the Board of Directors shall take place as soon after such written consent is duly filed with the Corporation as is practicable, either at the next regular meeting of the Board of Directors or at a special meeting. The Board of Directors may fix times and places for additional regular meetings of the Board of Directors and no notice of such meetings need be given. A special meeting of the Board of Directors shall be held whenever called by the Chairman of the Board, if any, or by the President or by at least one-third of the directors for the time being in office, at such time and place as shall be specified in the notice or waiver thereof. Notice of each special meeting shall be given by the Secretary or by a person calling the meeting to each director by mailing the same, postage prepaid, not later than the second day before the meeting, or personally or by telegraphing or telephoning the same not later than the day before the meeting.

Section 3.7 Quorum and Voting. A whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business, but if there be less than a quorum at any meeting of the Board of Directors, a majority of the directors present may adjourn the meeting from time to time, and no further notice thereof need be given other than announcement at the meeting which shall be so adjourned. Except as otherwise provided by law, by the Certificate of Incorporation, or by these Bylaws, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 Written Consent of Directors in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.

Section 3.9 Compensation. Directors may receive compensation for services to the Corporation in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by the Board of Directors.

Section 3.10 Committees of the Board of Directors. The Board of Directors may from time to time, by resolution passed by majority of the Whole Board, designate one or more committees, each committee to consist of one or more directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The resolution of the Board of Directors may, in addition or alternatively, provide that in the absence or disqualification of a member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it, except as otherwise provided by law. Unless the resolution of the Board of Directors expressly so provides, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock. Any such committee may adopt rules governing the method of calling and time and place of holding its meetings. Unless otherwise provided by the Board of Directors, a majority of any such committee (or the member thereof, if only one) shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such committee present at a meeting at which a quorum is present shall be the act of such committee. Each such committee shall keep a record of its acts and proceedings and shall report thereon to the Board of Directors whenever requested so to do. Any or all members of any such committee may be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the whole Board.

ARTICLE IV

Officers, Agents And Employees

Section 4.1 Appointment and Term of Office. The officers of the Corporation may include a President, a Secretary and a Treasurer, and may also include a Chairman of the Board, one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. All such officers shall be appointed by the Board of Directors or by a duly authorized committee thereof, and shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV, together with such other powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity. Except as may be prescribed otherwise by the Board of Directors or a committee thereof in a particular case, all such officers shall hold their offices at the pleasure of the Board of Directors for an unlimited term and need not be reappointed annually or at any other periodic interval. The Board of Directors may appoint, and may delegate power to appoint, such other officers, agents and employees as it may deem necessary or proper, who shall hold their offices or positions for such terms, have such authority and perform such duties as may from time to time be determined by or pursuant to authorization of the Board of Directors.

Section 4.2 Resignation and Removal. Any officer may resign at any time upon written notice to the Corporation. Any officer, agent or employee of the Corporation may be removed by the Board of Directors, or by a duly authorized committee thereof, with or without cause at any time. The Board of Directors or such a committee thereof may delegate such power of removal as to officers, agents and employees not appointed by the Board of Directors or such a committee. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Corporation shall not of itself create contract rights.

Section 4.3 Compensation and Bond. The compensation of the officers of the Corporation shall be fixed by the Board of Directors, but this power may be delegated to any officer in respect of other officers under his or her control. The Corporation may secure the fidelity of any or all of its officers, agents or employees by bond or otherwise.

Section 4.4 Chairman of the Board. The Chairman of the Board, if there be one, shall preside at all meetings of stockholders and of the Board of Directors, and shall have such other powers and duties as may be delegated to him or her by the Board of Directors.

Section 4.5 President. The President shall be the chief executive officer of the Corporation. In the absence of the Chairman of the Board (or if there be none), he or she shall preside at all meetings of the stockholders and of the Board of Directors. He or she shall have general charge of the business affairs of the Corporation. He or she may employ and discharge employees and agents of the Corporation, except such as shall be appointed by the Board of Directors, and he or she may delegate these powers. The President may vote the stock or other securities of any other domestic or foreign corporation of any type or kind which may at any time be owned by the Corporation, may execute any stockholders' or other consents in respect thereof and may in his or her discretion delegate such powers by executing proxies, or otherwise, on behalf of the Corporation. The Board of Directors by resolution from time to time may confer like powers upon any other person or persons.

Section 4.6 Vice Presidents. Each Vice President shall have such powers and perform such duties as the Board of Directors or the President may from time to time prescribe. In the absence or inability to act of the President, unless the Board of Directors shall otherwise provide, the Vice President who has served in that capacity for the longest time and who shall be present and able to act, shall perform all the duties and may exercise any of the powers of the President.

Section 4.7 Treasurer. The Treasurer shall have charge of all funds and securities of the Corporation, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Corporation in such banks or depositaries as the Board of Directors may authorize. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Corporation and may sign all receipts and vouchers for payments made to the Corporation. He or she shall have all such further powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her by the President or the Board of Directors.

Section 4.8 Secretary. The Secretary shall record all the proceedings of the meetings of the stockholders and directors in a book to be kept for that purpose and shall also record therein all action taken by written consent of the stockholders or directors in lieu of a meeting. He or she shall attend to the giving and serving of all notices of the Corporation. He or she shall have custody of the seal of the Corporation and shall attest the same by his or her signature whenever required. He or she shall have charge of the stock ledger and such other books and papers as the Board of Directors may direct, but he or she may delegate responsibility for maintaining the stock ledger to any transfer agent appointed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her by the President or the Board of Directors.

Section 4.9 Assistant Treasurers. In the absence or inability to act of the Treasurer, any Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him or her.

Section 4.10 Assistant Secretaries. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him or her.

Section 4.11 Delegation of Duties. In case of the absence of any officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may confer for the time being the powers or duties, or any of them, of such officer upon any other officer or upon any director.

ARTICLE V

Indemnification And Insurance

Section 5.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the GCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 5.3 with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 5.2 Right to Advancement of Expenses. The right to indemnification conferred in Section 5.1 shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the GCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 5.2 or otherwise.

Section 5.3 Right of Indemnitee to Bring Suit. If a claim under Section 5.1 or Section 5.2 is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the GCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the GCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article V or otherwise shall be on the Corporation.

Section 5.4 Non-Exclusivity of Rights. The right to indemnification and the advancement of expenses conferred in this Article V shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, provision of these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 5.5 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the GCL.

Section 5.6 Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article V with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 5.7 Contract Rights. The rights to indemnification and to the advancement of expenses conferred in Section 5.1 and Section 5.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

ARTICLE VI

Common Stock

Section 6.1 Certificates. Certificates for stock of the Corporation shall be in such form as shall be approved by the Board of Directors and shall be signed in the name of the Corporation by the Chairman of the Board, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. Such certificates may be sealed with the seal of the Corporation or a facsimile thereof. Any of or all the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue.

Section 6.2 Transfers of Stock. Transfers of stock shall be made only upon the books of the Corporation by the holder, in person or by duly authorized attorney, and on the surrender of the certificate or certificates for the same number of shares, properly endorsed. The Board of Directors shall have the power to make all such rules and regulations, not inconsistent with the Certificate of Incorporation and these Bylaws and the GCL, as the Board of Directors may deem appropriate concerning the issue, transfer and registration of certificates for stock of the Corporation. The Board of Directors may appoint one or more transfer agents or registrars of transfers, or both, and may require all stock certificates to bear the signature of either or both.

Section 6.3 Lost, Stolen or Destroyed Certificates. The Corporation may issue a new stock certificate in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or his or her legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate. The Board of Directors may require such owner to satisfy other reasonable requirements as it deems appropriate under the circumstances.

Section 6.4 Stockholder Record Date. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date on which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If no record date is fixed by the Board of Directors, (l) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is necessary, shall be at the close of business on the day on which the first written consent is expressed by the filing thereof with the Corporation as provided in Section 2.8 of these Bylaws, and (3) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to give such consent, or to receive payment of such dividend or other distribution, or to exercise such rights in respect of any such change, conversion or exchange of stock, or to participate in such action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any record date so fixed.

ARTICLE VII

Seal

Section 7.1 Seal. The seal of the Corporation shall be circular in form and shall bear, in addition to any other emblem or device approved by the Board of Directors, the name of the Corporation, the year of its incorporation and the words "Corporate Seal" and "Delaware". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE VIII

Waiver Of Notice

Section 8.1 Waiver of Notice. Whenever notice is required to be given to any stockholder or director of the Corporation under any provision of the GCL or the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. In the case of a stockholder, such waiver of notice may be signed by such stockholder's attorney or proxy duly appointed in writing. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE IX

Checks, Notes, Drafts, Etc.

Section 9.1 Checks, Notes, Drafts, Etc. Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors or a duly authorized committee thereof may from time to time designate.

ARTICLE X

Amendments

Section 10.1 Amendments. These Bylaws or any of them may be altered or repealed, and new Bylaws may be adopted, by the stockholders by vote at a meeting or by written consent without a meeting. The Board of Directors shall also have power, by a majority vote of the Whole Board, to alter or repeal any of these Bylaws, and to adopt new Bylaws.

Exhibit C - EDGA
Eurex Frankfurt

Eurex Frankfurt AKTIENGESELLSCHAFT

SATZUNG

I.
Allgemeine Bestimmungen

§ 1
Firma, Sitz und Geschäftsjahr

(1) Die Gesellschaft führt die Firma

„ Eurex Frankfurt Aktiengesellschaft".

(2) Sie hat ihren Sitz in Frankfurt am Main.

(3) Die Gesellschaft ist auf unbestimmte Zeit errichtet.

§ 2
Gegenstand des Unternehmens

(1) Gegenstand des Unternehmens ist

a) der Betrieb von Börsen, insbesondere von Wertpapierbörsen nach Maßgabe der gesetzlichen Bestimmungen einschließlich der elektronischen Börsen für Termingeschäfte (insbesondere Optionen und Financial Futures), die Wahrnehmung der Aufgaben eines Clearing-Hauses einschließlich des Betriebs eines Clearing-Systems für die geld- und stückemäßige Abwicklung der Geschäfte;

b) die Planung, Entwicklung und Durchführung elektronischer Datenverarbeitung, insbesondere im Bereich des Börsengeschäfts, Clearing-Geschäfts und des Wertpapiergeschäfts der Kreditinstitute einschließlich dessen Abwicklung sowie Sammlung, Verarbeitung und der Vertrieb von auf Wertpapiere und/oder Derivate bezogenen Informationen;

c) die Erbringung von unterstützenden Dienstleistungen für mit dem Börsen-, Clearing-

und Wertpapiergeschäft befaßte Unternehmen, insbesondere durch Wahrnehmung zentraler Dienste in sämtlichen Tätigkeitsbereichen für die betroffenen Unternehmen.

(2) Die Gesellschaft kann Hardware und Software und alle dazugehörigen Einrichtungen erwerben, veräußern, entwickeln, mieten, vermieten oder für Dritte einsetzen.

(3) Die Gesellschaft ist berechtigt, Geschäfte zu tätigen, Maßnahmen durchzuführen und sonstige Handlungen vorzunehmen, welche zur Erreichung des Gesellschaftszwecks unmittelbar oder mittelbar erforderlich, geeignet oder dienlich erscheinen. Sie kann insbesondere Grundstücke erwerben und veräußern, Zweigniederlassungen im In- und Ausland errichten, sich an Unternehmen gleicher oder verwandter, in Sonderfällen auch anderer Art, beteiligen, solche errichten oder erwerben. Die Gesellschaft ist ferner zum Abschluß von Unternehmens- und Interessengemeinschaftsverträgen berechtigt.

(4) Die Gesellschaft unterliegt der im Bankgewerbe üblichen Geheimhaltungspflicht.

(5) Eurex ist eine Marke der Deutsche Börse AG.

§ 3

Bekanntmachungen

Die Bekanntmachungen der Gesellschaft erfolgen durch Veröffentlichung im elektronischen Bundesanzeiger.

II.

Grundkapital und Aktien

§ 4

Höhe und Einteilung des Grundkapitals

(1) Das Grundkapital der Gesellschaft beträgt Euro 6.000.000,-- (in Worten: Euro sechs Millionen) und ist eingeteilt in 6.000.000 Stück auf den Namen lautende Stückaktien. Die

Aktionäre werden in einem von der Gesellschaft zu führenden Aktienbuch verzeichnet.

(2) Die Aktien sind nur mit Zustimmung der Gesellschaft übertragbar.

III.
Verfassung der Gesellschaft

§ 5
Organe

Organe der Gesellschaft sind Vorstand, Aufsichtsrat und Hauptversammlung.

A.
Der Vorstand

§ 6
Zusammensetzung, Geschäftsordnung

(1) Der Vorstand der Gesellschaft besteht aus einem oder mehreren Mitgliedern. Die Zahl der Vorstandsmitglieder wird vom Aufsichtsrat festgelegt. Die Bestellung stellvertretender Vorstandsmitglieder ist zulässig.

(2) Der Aufsichtsrat kann dem Vorstand eine Geschäftsordnung geben.

§ 7
Vertretung, Geschäftsführung

(1) Die Gesellschaft wird gesetzlich durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied in Gemeinschaft mit einem Prokuristen vertreten. Hat die Gesellschaft nur ein Vorstandsmitglied, so wird sie gesetzlich durch dieses allein vertreten.

(2) Der Vorstand führt die Geschäfte der Gesellschaft nach Maßgabe der Gesetze, der Satzung und – soweit von der durch § 6 Abs. 2 eröffneten Möglichkeit Gebrauch gemacht wurde – der Geschäftsordnung.

§ 8
Beirat

Die Gesellschaft kann zur Beratung des Vorstands einen Beirat bestellen, der aus bis zu 15 Mitgliedern besteht.

Die Mitglieder des Beirats werden vom Vorstand mit Zustimmung des Aufsichtsrats für die satzungsgemäße Mandatsdauer eines Aufsichtsratsmitglieds der Gesellschaft ernannt. Eine Wiederernennung ist zulässig. Der Beirat wählt aus seiner Mitte einen Vorsitzenden und zwei Stellvertreter.

Der Vorstand legt den Aufgabenbereich des Beirats fest und kann dem Beirat eine Geschäftsordnung geben. Der Beirat berät den Vorstand auf dessen Verlangen.

B.
Aufsichtsrat

§ 9
Zusammensetzung, Amtsdauer

Der Aufsichtsrat besteht aus zwölf Mitgliedern. Bis einschließlich 31. Dezember 2004 besteht der Aufsichtsrat lediglich aus neun Mitgliedern. Die Mitglieder des Aufsichtsrats werden vorbehaltlich einer kürzeren, anderweitigen Festlegung der Amtszeit bei ihrer Wahl bis zur Beendigung der Hauptversammlung gewählt, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt. Dabei wird das Geschäftsjahr, in dem die Amtszeit beginnt, nicht mitgerechnet. Scheidet ein Aufsichtsratsmitglied vorzeitig aus seinem Amt aus, so ist für die restliche Amtszeit des Ausgeschiedenen eine Zuwahl zum Aufsichtsrat vorzunehmen.

§ 10
Amtsniederlegung

Jedes Mitglied des Aufsichtsrats kann sein Amt auch ohne wichtigen Grund unter Einhaltung einer einmonatigen Kündigungsfrist durch schriftliche Erklärung gegenüber dem Vorstand niederlegen.

§ 11

Konstituierung

Im Anschluß an die Hauptversammlung, in der alle von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder neu gewählt worden sind, findet eine Aufsichtsratssitzung statt, zu der es einer besonderen Einladung nicht bedarf. In dieser Sitzung wählt der Aufsichtsrat unter dem Vorsitz des an Lebensjahren ältesten Aufsichtsratsmitglieds der Anteilseigner aus seiner Mitte für die Dauer seiner in § 9 geregelten Amtszeit einen Vorsitzenden und dessen Stellvertreter. Scheidet der Vorsitzende oder sein Stellvertreter vor Ablauf der Amtszeit aus seinem Amt aus, so hat der Aufsichtsrat für die restliche Amtszeit des Ausgeschiedenen eine Ersatzwahl vorzunehmen.

§ 12

Aufgaben

(1) Dem Aufsichtsrat obliegt die Bestellung und die Abberufung der Vorstandsmitglieder.

(2) Der Aufsichtsrat kann die Geschäfte bestimmen, zu denen der Vorstand, unbeschadet seiner Vertretungsberechtigung im Geschäftsverkehr, seiner vorherigen Zustimmung bedarf.

(3) Der Aufsichtsrat kann sich selbst eine Geschäftsordnung geben und Ausschüsse bilden.

(4) Dem Aufsichtsrat ist die Befugnis eingeräumt, Änderungen und Ergänzungen der Satzung, die nur die Fassung betreffen, zu beschließen.

§ 13

Sitzungen, Beschlußfassung, Protokoll

(1) Unbeschadet der Vorschrift des § 110 Aktiengesetz wird der Aufsichtsrat bei Bedarf vom Vorsitzenden zu Sitzungen einberufen.

(2) Eine Beschlußfassung ist auch im Wege schriftlicher, fernschriftlicher, fernmündlicher oder telegrafischer Abstimmung zulässig, wenn der Vorsitzende eine solche

Beschlußfassung anordnet und kein Mitglied des Aufsichtsrats diesem Verfahren widerspricht.

(3) Über die Verhandlungen und Beschlüsse des Aufsichtsrats ist eine Niederschrift anzufertigen, die der Vorsitzende zu unterzeichnen hat.

C.

Die Hauptversammlung

§ 14

Ort

Die Hauptversammlung findet am Sitz der Gesellschaft statt.

§ 15

Einberufung

Die Hauptversammlung wird durch den Vorstand oder den Aufsichtsrat einberufen. Die Einberufung muß mindestens einen Monat vor dem Tag der Versammlung erfolgen. Der Tag der Bekanntmachung, des Versandes der Einladungsschreiben und der Tag der Hauptversammlung werden dabei nicht mitgerechnet.

§ 16

Teilnahme/Stimmrecht

(1) Zur Teilnahme an der Hauptversammlung ist jeder Aktionär berechtigt. Die Aktionäre weisen sich durch Bezugnahme auf das Aktienbuch der Gesellschaft aus.

(2) Jede Stückaktie gewährt in der Hauptversammlung eine Stimme.

§ 17

Versammlungsleitung

(1) Den Vorsitz der Hauptversammlung führt der Vorsitzende des Aufsichtsrats, falls dieser verhindert ist sein Stellvertreter oder ein vom Aufsichtsrat zu bestimmendes Aufsichtsratsmitglied (insgesamt: Versammlungsleiter).

(2) Der Versammlungsleiter kann eine von der angekündigten Tagesordnung abweichende Reihenfolge der Verhandlungsgegenstände bestimmen. Er bestimmt ferner die Art und Form der Abstimmung.

§ 18
Beschlußfassung

(1) Die Beschlüsse der Hauptversammlung werden, soweit nicht zwingende Vorschriften des Aktiengesetzes etwas Abweichendes bestimmen, mit einfacher Mehrheit der abgegebenen Stimmen gefaßt. Soweit das Aktiengesetz darüber hinaus zur Beschlußfassung eine Mehrheit des bei der Beschlußfassung vertretenen Grundkapitals vorschreibt, genügt, soweit dies gesetzlich zulässig ist, die einfache Mehrheit des vertretenen Grundkapitals.

(2) Wird bei Wahlen durch die Hauptversammlung eine einfache Stimmenmehrheit bei der ersten Wahlhandlung nicht erreicht, findet eine engere Wahl hinsichtlich derjenigen Personen statt, denen die beiden größten Stimmenzahlen zugefallen sind. Bei Stimmengleichheit entscheidet das Los.

IV.
Jahresabschluß, Gewinnverwendung

§ 19
Geschäftsjahr

Das Geschäftsjahr der Gesellschaft ist das Kalenderjahr. Das erste Geschäftsjahr ist ein Rumpfgeschäftsjahr und endet am 31. Dezember 1998.

§ 20
Gewinnberechtigung

Sind Einlagen auf das Grundkapital erst im Laufe des Geschäftsjahres geleistet worden, kann der Beginn der Gewinnberechtigung abweichend von § 60 Abs. 2 Aktiengesetz festgesetzt werden.

V.
Gründungsaufwand

§ 21
Gründungskosten

Die Gesellschaft trägt die mit der Gründung verbundenen Kosten (Notar- und Gerichtskosten, Veröffentlichungskosten sowie die Kosten der Gründungsprüfung) bis zu einem Gesamtbetrag von ca. Euro 40.903,35.

VI.
Befreiung vom Wettbewerbsverbot

§ 22
Öffnungsklausel

Die Hauptversammlung wird ermächtigt, durch Beschluß einzelne oder alle Aktionäre oder Vorstandsmitglieder vom Wettbewerbsverbot insgesamt oder beschränkt auf bestimmte Fälle zu befreien. In diesem Fall sind sie berechtigt, unmittelbar oder mittelbar, im eigenen oder fremden Namen, für eigene oder fremde Rechnung mit der Gesellschaft in Wettbewerb zu treten, für Konkurrenzunternehmen tätig zu sein oder sich an solchen zu beteiligen, sei es direkt oder durch eine Mittelsperson. Der Hauptversammlungsbeschluß muß die näheren Einzelheiten (z. B. Aufgabenabgrenzung, Entgeltvereinbarung) der Befreiung vom Wettbewerbsverbot regeln.

----

1. **Anzahl der bisherigen Eintragungen:**

23

2. **a) Firma:**

EUREX Frankfurt Aktiengesellschaft

b) Sitz, Niederlassung, Zweigniederlassungen:

Frankfurt am Main

c) Gegenstand des Unternehmens:

Der Betrieb von Börsen, insbesondere von Wertpapierbörsen nach Maßgabe der gesetzlichen Bestimmungen einschließlich der elektronischen Börsen für Termingeschäfte (insbesondere Optionen und Financial Futures), die Wahrnehmung der Aufgaben eines Clearing-Hauses einschließlich des Betriebs eines Clearing-Systems für die geld- und stückmäßige Abwicklung der Geschäfte; die Planung, Entwicklung und Durchführung elektronischer Datenverarbeitung, insbesondere im Bereich des Börsengeschäfts, Clearing-Geschäfts und des Wertpapiergeschäfts der Kreditinstitute einschließlich dessen Abwicklung sowie Sammlung, Verarbeitung und der Vertrieb von auf Wertpapiere und/oder Derivate bezogenen Informationen; die Erbringung von unterstützenden Dienstleistungen für mit dem Börsen-, Clearing- und Wertpapiergeschäfts befaßte Unternehmen, insbesondere durch Wahrnehmung zentraler Dienste in sämtlichen Tätigkeitsbereichen für die betroffenen Unternehmen.

3. **Grund- oder Stammkapital:**

6.000.000,00 EUR

4. **a) Allgemeine Vertretungsregelung:**

Ist nur ein Vorstandsmitglied bestellt, so vertritt es die Gesellschaft allein. Sind mehrere Vorstandsmitglieder bestellt, so wird die Gesellschaft durch zwei Vorstandsmitglieder oder durch ein Vorstandsmitglied gemeinsam mit einem Prokuristen vertreten.

b) Vorstand, Leitungsorgan, geschäftsführende Direktoren, persönlich haftende Gesellschafter, Geschäftsführer, Vertretungsberechtigte und besondere Vertretungsbefugnis:

Vorstand: Dr. Book, Thomas, Hörstel, *18.06.1971
Vorstand: Katz, Gary, New York/ USA, *22.10.1950
Vorstand: Lenz, Thomas, Schmitten-Arnoldshain, *18.01.1959
Vorstand: Peters, Michael, Frankfurt am Main, *11.08.1963
Vorstand: Preuß, Andreas, Beaconsfield, Buckinghamshire HP9 2BU/ Großbritannien, *22.06.1956
Vorstand: Reitz, Peter, Frankfurt am Main, *16.09.1965
Vorstand: Spillmann, Jürg, Diplom-Mathematiker, Zürich/Schweiz

5. **Prokura:**

Gesamtprokura gemeinsam mit einem Vorstandsmitglied oder einem anderen Prokuristen:
Backes, Edward, Ortenberg-Bleichenbach, *11.10.1962
Breadley, Brendan, Frankfurt am Main, *19.06.1964
Breipohl, Sven, München, *05.02.1969
Brendgen, Stefan, Villmar-Weyer, *10.01.1964
Bysäth Grossrieder, Petra, Wollerau/Schweiz, *19.09.1959
Deierling, Patrick, Frankfurt am Main, *09.12.1964
Dieter, Meike, Rüsselsheim, *30.10.1959
Dinc, Mehtap, Königstein, *08.07.1967
Eckert, Heike, Evanston, Illinois, USA, *11.09.1968
Dr. Eholzer, Wolfgang, Oberusel, *07.02.1966
Dr. Fehlberg, Hans Joachim, Frankfurt am Main, *10.11.1957

Graulich, Matthias, Königstein, *15.03.1974
Hachmeister, Jens, Frankfurt am Main, *26.01.1972
Haderup, Oliver, Frankfurt am Main, *25.04.1968
Hartmann, Daniel, Lufingen/ Schweiz, *24.01.1968
Hillen, Jürgen, Karben, *02.09.1963
Höptner, Georg Alexander, Frankfurt, *24.11.1970
Jaschinski, Kersten, Bad Soden am Taunus, *26.05.1963
Dr. Jaskulla, Ekkehard, Frankfurt am Main, *13.08.1959
Jordan, Vera, Bad Soden am Taunus, *01.03.1968
Karbe, Ernst, Berikon/Schweiz, *22.11.1955
Klapproth, Christian, Frankfurt am Main, *12.03.1963
Knoblauch, Stefan, Friedrichsdorf-Köppern, *12.11.1970
Kraus, Christoph, Sulzbach, *21.02.1972
Köhler, Steffen, Hattersheim am Main, *08.05.1969
Lehl, Christoph, Griesheim, *02.01.1968
Martini, Juan, Dürnten/ Schweiz, *05.07.1961
Merkelbach, Alexander, Karben, *18.05.1968
Merz, Alfred, Hausen/Schweiz, *07.02.1962
Morganti, Flavio, Bülach/ Schweiz, *07.01.1973
Norris, Lisa, Frankfurt am Main, *16.11.1960
Dr. Roth, Randolf, Suhl, *16.06.1969
Dr. Sauermann, Sabine, Frankfurt, *27.09.1973
Schmaltz, Gottfried, Frankfurt, *06.04.1965
Schuster, France, Hammersbach, *27.02.1967
Schweickert, Uwe, Frankfurt, *30.06.1971
Schwind, Thilo, Bad Vilbel, *09.11.1963
Schwinn, Roland, Rösrath, *25.04.1964
Thompson, Marcus, Frankfurt am Main, *23.08.1963
Vossmann, Oliver, Frankenthal, *22.11.1964
Wahl, Thomas, Kelkheim, *20.09.1965
Wißbach, Thomas, Langgöns, *11.11.1962
Zickwolff, Marcus, Neu-Anspach, *01.08.1963

6. **a) Rechtsform, Beginn, Satzung oder Gesellschaftsvertrag:**

Aktiengesellschaft

Satzung vom 24.08.1998
Zuletzt geändert durch Beschluss vom 8.11.2004

b) Sonstige Rechtsverhältnisse:

Die Gesellschaft hat mit Zustimmung der Hauptversammlung vom 26.11.1998 als Käuferin mit der Deutsche Börse Terminmarkt GmbH, Frankfurt am Main, eingetragen im Handelsregister des Amtsgerichts Frankfurt am Main unter HRB 44276, als Verkäuferin am 13.10.1998 einen Aktienkauf- und Abtretungsvertrag geschlossen.
Zwischen der Gesellschaft und der EUREX Clearing AG in Frankfurt am Main als beauftragte Gesellschaft ist am 18.11.1998 ein Geschäftsbesorgungsvertrag abgeschlossen, dem die Hauptversammlung durch Beschluss vom 26.11.1998 zugestimmt hat.

7. **a) Tag der letzten Eintragung:**

07.05.2008

Exhibit C - EDGA

Eurex Zurich

Statuten

der

Eurex Zürich AG

I. Firma, Sitz, Dauer und Zweck

Artikel 1

Unter der Firma

Eurex Zürich AG

Eurex Zurich Ltd

Eurex Zurich SA

besteht eine Aktiengesellschaft gemäss Art. 620 ff. OR mit Sitz in Zürich. Die Dauer der Gesellschaft ist unbeschränkt.

Artikel 2

Die Gesellschaft betreibt eine länderübergreifende Betriebsorganisation für einen elektronischen Terminmarkt für Finanzprodukte (z.B. Optionen und Futures).

Sie kann Dienstleistungen im Bereich des elektronischen Börsenhandels erbringen, insbesondere auf dem Gebiet der Softwareentwicklung sowie der Verarbeitung und Zurverfügungstellung von Finanzdaten.

Die Gesellschaft kann Zweigniederlassungen und Tochtergesellschaften im In- und Ausland errichten und sich an anderen Unternehmen im In- und Ausland beteiligen, solche erwerben oder errichten, Liegenschaften kaufen, vermieten und verkaufen, gewerbliche Schutzrechte und Know-How erwerben und verwerten.

Die Gesellschaft kann alle kommerziellen, finanziellen und anderen Tätigkeiten ausüben, welche mit dem Zweck der Gesellschaft im Zusammenhang stehen.

II. Aktienkapital und Aktien

Artikel 3

Das Aktienkapital der Gesellschaft beträgt CHF 10'000'000.-- und ist eingeteilt in 10'000 vinkulierte Namenaktien mit einem Nennwert von je CHF 1'000.--. Die Aktien sind vollständig liberiert.

Artikel 4

Es werden keine Aktientitel ausgestellt. Bei Bedarf kann die Gesellschaft dem Aktionär jedoch eine Bescheinigung ausstellen.

Durch Statutenänderung kann die Generalversammlung jederzeit Namenaktien in Inhaberaktien oder Inhaberaktien in Namenaktien umwandeln.

Artikel 5

Der Verwaltungsrat führt ein Aktienbuch, in welches die Eigentümer und Nutzniesser mit Namen und Adresse eingetragen werden. Im Verhältnis zur Gesellschaft wird als Aktionär oder als Nutzniesser nur anerkannt, wer im Aktienbuch eingetragen ist.

Der Übergang von Aktien bedarf in jedem Falle der Genehmigung durch den Verwaltungsrat. Die Zustimmung kann aus wichtigen Gründen verweigert werden.

Als wichtige Gründe gelten:

1. das Fernhalten von Erwerbern, die ein zum Gesellschaftszweck in Konkurrenz stehendes Unternehmen betreiben, daran beteiligt oder dort angestellt sind;
2. die Bewahrung der Gesellschaft als wirtschaftlich selbständiges Unternehmen;
3. der Erwerb oder das Halten von Aktien im Namen oder im Interesse Dritter.

Die Zustimmung kann ohne Angabe von Gründen verweigert werden, sofern der Verwaltungsrat die Aktien (für Rechnung der Gesellschaft, bestimmter Aktionäre oder Dritter) zum wirklichen Wert im Zeitpunkt des Gesuches übernimmt.

Die Gesellschaft kann nach Anhörung des Betroffenen Eintragungen im Aktienbuch streichen, wenn diese durch falsche Angaben des Erwerbers zustande gekommen sind. Der Erwerber muss über die Streichung sofort informiert werden.

III. Organisation der Gesellschaft

Artikel 6

Die Organe der Gesellschaft sind:

A. Generalversammlung
B. Verwaltungsrat
C. Geschäftsleitung
D. Revisionsstelle

A. Generalversammlung

Artikel 7

Oberstes Organ der Gesellschaft ist die Generalversammlung. Ihr stehen folgende unübertragbare Befugnisse zu:

1. Festsetzung und Änderung der Statuten;
2. Wahl und Abberufung der Mitglieder und des Präsidenten des Verwaltungsrates sowie der Revisionsstelle;
3. Genehmigung des Jahresberichtes, der Jahresrechnung und der Konzern-rechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende und der Tantième;
4. Entlastung der Mitglieder des Verwaltungsrates;
5. Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder ihr durch den Verwaltungsrat vorgelegt werden.

Artikel 8

Die ordentliche Generalversammlung findet jedes Jahr innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres statt.

Ausserordentliche Generalversammlungen werden einberufen, so oft es notwendig ist, insbesondere in den vom Gesetz vorgesehenen Fällen.

Zu ausserordentlichen Generalversammlungen hat der Verwaltungsrat einzuladen, wenn Aktionäre, die mindestens zehn Prozent des Aktienkapitals vertreten, schriftlich und unter Angabe der Verhandlungsgegenstände und der Anträge eine Einberufung verlangen.

Artikel 9

Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle einberufen. Das Einberufungsrecht steht auch den Liquidatoren zu.

Die Generalversammlung wird durch Brief an die Aktionäre einberufen, und zwar mindestens zwanzig Tage vor dem Versammlungstag. In der Einberufung sind die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrates und der Aktionäre bekanntzugeben, welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben.

Über Gegenstände, die nicht in dieser Weise angekündigt worden sind, können unter dem Vorbehalt der Bestimmungen über die Universalversammlung keine Beschlüsse gefasst werden, ausser über einen Antrag auf Einberufung einer ausserordentlichen Generalversammlung oder auf Durchführung einer Sonderprüfung. Dagegen bedarf es zur Stellung von Anträgen im Rahmen der Verhandlungsgegenstände und zu Verhandlungen ohne Beschlussfassung keiner vorherigen Ankündigung.

Die Eigentümer oder Vertreter sämtlicher Aktien können, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der für die Einberufung vorgeschriebenen Formvorschriften abhalten (Universalversammlung). Solange die Eigentümer oder Vertreter sämtlicher Aktien anwesend sind, kann in dieser Versammlung über alle in den Geschäftskreis der Generalversammlung fallenden Gegenstände verhandelt und gültig Beschluss gefasst werden.

Spätestens zwanzig Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht und der Revisionsbericht am Sitz der Gesellschaft den Aktionären zur Einsicht aufzulegen. In der Einberufung zur Generalversammlung ist darauf hinzuweisen.

Artikel 10

Den Vorsitz der Generalversammlung führt der Präsident, bei dessen Verhinderung ein anderes Mitglied des Verwaltungsrates oder ein anderer von der Generalversammlung gewählter Tagespräsident.

Der Vorsitzende bezeichnet den Protokollführer und die Stimmenzähler, die nicht Aktionäre sein müssen.

Der Verwaltungsrat sorgt für die Führung der Protokolle, die vom Vorsitzenden und vom Protokollführer zu unterzeichnen sind.

Artikel 11

Jede Aktie berechtigt zu einer Stimme.

Jeder Aktionär kann sich in der Generalversammlung durch eine andere Person, die sich durch eine schriftliche Vollmacht ausweist, vertreten lassen. Der Vertreter muss nicht Aktionär sein.

Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen mit der absoluten Mehrheit der vertretenen Aktienstimmen, soweit nicht das Gesetz oder die Statuten abweichende Bestimmungen enthalten.

Der Vorsitzende hat den Stichentscheid bezüglich solcher ordentlicher Beschlüsse, die gesetzlich oder statutarisch zwingend erforderlich sind.

Kommt bei Wahlen im ersten Wahlgang die Wahl nicht zustande, findet ein zweiter Wahlgang statt, in dem das relative Mehr entscheidet.

Die Wahlen und Abstimmungen finden offen statt, sofern nicht der Vorsitzende oder einer der Aktionäre verlangt, dass sie geheim erfolgen.

Artikel 12

Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Aktienstimmen und die absolute Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist in Ergänzung zu den gesetzlichen Quorumsvorschriften von Art. 704 Abs. 1 OR erforderlich für:

1. die Erleichterung oder Aufhebung der Beschränkung der Übertragbarkeit der Namenaktien;
2. die Umwandlung von Namenaktien in Inhaberaktien;
3. die Auflösung der Gesellschaft mit Liquidation;
4. die Abänderung dieses Artikels.

B. Verwaltungsrat

Artikel 13

Der Verwaltungsrat besteht aus einem oder mehreren Mitgliedern. Er wird jeweils für die Dauer von drei Jahren gewählt. Die Amtsdauer der Mitglieder des Verwaltungsrates endet mit dem Tag der nächsten ordentlichen Generalversammlung. Vorbehalten bleiben vorheriger Rücktritt oder Abberufung. Neue Mitglieder treten in die Amtsdauer derjenigen ein, die sie ersetzen. Die Mitglieder des Verwaltungsrates sind jederzeit wieder wählbar.

Der Verwaltungsrat konstituiert sich unter Vorbehalt von Art. 7 Ziff. 2 (Wahl des Präsidenten durch GV) selbst. Er bezeichnet einen Sekretär, der nicht Mitglied des Verwaltungsrates sein muss.

Artikel 14

Dem Verwaltungsrat obliegt die Oberleitung der Gesellschaft sowie die Aufsicht und Kontrolle über die Geschäftsführung. Er besorgt alle Angelegenheiten, die nicht nach Gesetz, Statuten oder Reglement einem anderen Organ der Gesellschaft übertragen sind.

Der Verwaltungsrat überträgt die Geschäftsführung nach Massgabe des Organisationsreglementes und der Geschäftsordnung an die Geschäftsleitung. Er erlässt das Organisationsreglement sowie die Geschäftsordnung und ordnet die entsprechenden Vertragsverhältnisse.

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:

1. Oberleitung der Gesellschaft und Erteilung der nötigen Weisungen;
2. Festlegung der Organisation und Schaffung der börsengesetzlich notwendigen Instanzen (Überwachungsstelle, Beschwerdeinstanz);
3. Erlass der gesellschafts- und börsenrechtlich notwendigen Reglemente;
4. Festlegung der "Rules and Regulations" für die an der Börse zum Handel zugelassenen Kontrakte;
5. Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung;
6. Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen und Regelung der Zeichnungsberechtigung;
7. Ernennung und Abberufung der Leiterin oder des Leiters der börseneigenen Überwachungsstelle, sowie Ernennung und Abberufung der börsengesetzlichen Revisionsstelle und der Mitglieder der Beschwerdeinstanz;
8. Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;
9. Erstellung des Geschäftsberichtes sowie Vorbereitung der Generalversammlung und Ausführung ihrer Beschlüsse;
10. Benachrichtigung des Richters im Falle der Überschuldung.

Der Verwaltungsrat kann die Vorbereitung und Ausführung seiner Beschlüsse oder einzelne Ueberwachungsaufgaben Ausschüssen oder einzelnen Mitgliedern zuweisen. Er sorgt für eine angemessene Berichterstattung an seine Mitglieder.

Der Verwaltungsrat erlässt ein Organisationsreglement sowie eine Geschäftsordnung, die alle zu seiner eigenen Organisation und zur Schaffung der Börsenorganisation notwendigen Aspekte regeln.

Artikel 15

Sitzungsordnung, Beschlussfähigkeit (Präsenz) und Beschlussfassung des Verwaltungsrates richten sich nach dem Organisationsreglement.

Über die Verhandlungen und Beschlüsse des Verwaltungsrates ist ein Protokoll zu führen. Das Protokoll ist vom Vorsitzenden und vom Protokollführer zu unterzeichnen.

Artikel 16

Die Mitglieder des Verwaltungsrates haben Anspruch auf Ersatz ihrer im Interesse der Gesellschaft aufgewendeten Auslagen sowie auf eine ihrer Tätigkeit entsprechende Entschädigung, die der Verwaltungsrat selbst festlegt.

C. Geschäftsleitung

Artikel 17

Es wird eine Geschäftsleitung eingesetzt. Sie besteht aus dem Vorsitzenden sowie mindestens drei weiteren Mitgliedern.

Der Geschäftsleitung obliegt die Geschäftsführung, der Vollzug der Beschlüsse und Weisungen des Verwaltungsrates sowie die Vertretung der Gesellschaft gegenüber Dritten.

Die Geschäftsleitung ist ferner verantwortlich für:

1. Leitung der Gesellschaft in allen Belangen, die nicht dem Verwaltungsrat vorbehalten sind;
2. Ausübung der Funktion der börsengesetzlichen Geschäftsleitung;
3. Antragstellung an den Verwaltungsrat gemäss Reglementen;
4. regelmässige Orientierung des Verwaltungsrates über den Geschäftsgang und die Lage der Gesellschaft;
5. Meldung aller wesentlichen Börsenereignisse, insbesondere derjenigen, die zu Meldungen an die Aufsichtsbehörden führen;
6. Einstellung und Entlassung des Personals und Festlegung der Anstellungsbedingungen.

Im übrigen werden Aufgaben und Stellung der Mitglieder der Geschäftsleitung im Organisationsreglement und insbesondere in der Geschäftsordnung festgelegt.

D. Revisionsstelle

Artikel 18

Die Generalversammlung wählt jedes Jahr eine oder mehrere natürliche oder juristische Personen als Revisionsstelle im Sinne von Art. 727 ff. OR. Als aktienrechtliche Revisionsstelle wird in der Regel die börsengesetzliche Revisionsstelle bestimmt.

IV. Jahresrechnung und Gewinnverteilung

Artikel 19

Die Jahresrechnung wird jeweils auf den vom Verwaltungsrat bestimmten Termin abgeschlossen.

Der Verwaltungsrat erstellt für jedes Geschäftsjahr einen Geschäftsbericht, welcher sich aus Jahresrechnung, Jahresbericht und, wo nötig, Konzernrechnung zusammensetzt.

Artikel 20

Unter Vorbehalt der gesetzlichen Vorschriften über die Gewinnverteilung, insbesondere Art. 671ff OR, steht der Bilanzgewinn zur Verfügung der

Generalversammlung, wobei das Vertrauen der Anleger in die Börse durch grosszügige Reservebildung zu fördern ist.

Artikel 21

Die Ausrichtung von Tantièmen an Mitglieder des Verwaltungsrates richtet sich nach den Vorschriften des Art. 677 OR.

V. Auflösung und Liquidation

Artikel 22

Die Generalversammlung kann jederzeit die Auflösung und Liquidation der Gesellschaft nach Massgabe der gesetzlichen und statutarischen Vorschriften beschliessen.

Die Liquidation wird durch den Verwaltungsrat durchgeführt, sofern sie nicht durch die Generalversammlung anderen Personen übertragen wird.

Die Liquidation der Gesellschaft erfolgt nach Massgabe der Art. 742 ff OR. Die Liquidatoren sind ermächtigt, Aktiven (Grundstücke eingeschlossen) auch freihändig zu verkaufen.

Nach erfolgter Tilgung der Schulden wird das Vermögen unter die Aktionäre nach Massgabe der eingezahlten Beträge verteilt.

VI. Mitteilungen und Bekanntmachungen

Artikel 23

Einberufungen und Mitteilungen an die Aktionäre erfolgen durch Brief an die im Aktienbuch verzeichneten Adressen.

Bekanntmachungen an die Gläubiger erfolgen in den vom Gesetz vorgeschriebenen Fällen durch Veröffentlichung im Schweizerischen Handelsamtsblatt, dem Publikationsorgan der Gesellschaft.

VII. Schiedsgericht

Artikel 24

Streitigkeiten über Gesellschaftsangelegenheiten zwischen der Gesellschaft und ihren Organen oder Aktionären oder zwischen Mitgliedern von Organen entscheidet unter Ausschluss der ordentlichen Gerichte ein Schiedsgericht mit Sitz in Zürich.

Jede Partei bezeichnet einen Schiedsrichter und diese bestimmen zusammen den Vorsitzenden. Können sie sich über die Person des Vorsitzenden nicht einigen, so wird der Präsident des Handelsgerichtes des Kantons Zürich ersucht, diesen zu benennen.

Für das Schiedsgericht gilt das Prozessrecht des Kantons Zürich.

VIII. Genussscheine

Artikel 25

Die Gesellschaft hat 5000 Genussscheine ausgegeben.

Die Genussscheine haben keinen Nennwert.

Sie lauten auf den Namen und sind in ihrer Übertragbarkeit den vinkulierten Namenaktien gleichgestellt.

Die Genussscheine werden nicht verbrieft. Bei Bedarf kann die Gesellschaft dem Aktionär jedoch eine Bescheinigung ausstellen.

Jeder Genussschein verleiht dem Berechtigten für den Fall der Dividendenausrichtung einen Anspruch auf 14/3 mal soviel Dividende, wie auf eine Namenaktie entfällt. Im Liquidationsfall entfällt auf einen Genussschein ein 14/3 mal so grosser Anteil am Liquidationsüberschuss (nach Zahlung aller Schulden einschliesslich etwaiger Aktionärsdarlehen und Rückzahlung des Aktienkapitals einschliesslich allfälliger von den Aktionären eingebrachter Aufgelder und/oder Zuschüsse etc.) wie auf eine Namenaktie.

IX. Sacheinlage und Sachübernahme

Artikel 26

Die Gesellschaft übernimmt bei der Kapitalerhöhung vom 8. Dezember 1998 von der Deutsche Börse AG, in Frankfurt am Main (D), gemäss Sacheinlagevertrag vom 8. Dezember 1998 2'000'000 auf den Namen lautende Stückaktien der Eurex Frankfurt AG, in Frankfurt am Main (D), im Wert und zum Preis von CHF 19'500'000.--. Der Übernahmepreis wird dadurch getilgt, dass der Sacheinlegerin 5000 als voll liberiert geltende Namenaktien zu CHF 1'000.-- der Gesesellschaft zuerkannt werden.

Zürich, den 13. Dezember 2004

Handelsregister des Kantons Zürich
Internet-Auszug

Bestellung von beglaubigten Handelsregisterauszügen, Statuten und anderen Registerakten (Zustellung per post)

Anmeldung mit einem E-Wallet-Konto

Benutzername

Passwort

Anmeldung

Neues Konto aufbauen

Anmeldung mit anonymer Zahlung per Kreditkarte

E-Mail

Anmeldung

Preis des beglaubigten Vollauszuges: CHF 50

Firmennummer	Rechtsnatur	Eintragung	Löschung	Übertrag 3.549.559.001
CH-020.3.924.509-9	Aktiengesellschaft	19.12.1986		von: CH-020.3.924.509-9/a auf:

Ei	Lö	Firma
1	14	~~Soffex Swiss Options and Financial Futures Exchange AG~~
1	14	~~(Soffex Swiss Options and Financial Futures Exchange SA)~~ ~~(Soffex Swiss Options and Financial Futures Exchange Ltd)~~
14		Eurex Zürich AG
14	15	~~(Eurex Zürich SA) (Eurex Zürich Ltd)~~
15		(Eurex Zurich SA) (Eurex Zurich Ltd.)

Ref	Sitz
1	~~Dietikon~~
5	Zürich

Ei	Lö	Aktienkapital (CHF)	Liberierung (CHF)	Aktien-Stückelung
1	16	~~5'000'000.00~~	~~5'000'000.00~~	~~5'000 Namenaktien zu CHF 1'000.00~~
16		10'000'000.00	10'000'000.00	10'000 Namenaktien zu CHF 1'000.00

Ei	Lö	Adresse der Firma
1	5	~~Neumattstrasse 7~~ ~~8953 Dietikon~~
5	12	~~Selnaustrasse 32~~ ~~8001 Zürich~~
12		Selnaustrasse 30 8001 Zürich

Ei	Lö	PS-Kapital (CHF)	Liberierung (CHF)	Partizipationscheine

Ei	Lö	Zweck
1	10	~~Aufbau und Betrieb einer privatrechtlichen Options- und Futures (standardisierte Terminkontrakte)- Börse, unter Ausschluss des Handels mit Wertpapieren; Ergänzung der Wertpapierbörsen und Förderung des Finanzplatzes Schweiz; sorgt im Interesse des Kapitalanlegerschutzes für Transparenz im Handel und überwacht die Handelstätigkeit der Teilnehmer; kann sich an anderen Unternehmen beteiligen sowie Grundbesitz erwerben, verwalten und veräussern.~~
10	15	~~Betrieb einer Börse für Effekten, insbesondere für standardisierte Terminkontrakte wie Optionen und Futures. Sorgt für einen leistungsfähigen und transparenten Handel und überwacht die Tätigkeit der Börsenteilnehmer; kann sich an anderen Unternehmen beteiligen sowie Grundstücke erwerben, halten und veräussern.~~
15		Betrieb einer länderübergreifenden Betriebsorganisation für einen elektronischen Terminmarkt für Finanzprodukte (z.B.

Ei	Lö	Postadresse

		Optionen und Futures); kann Dienstleistungen im Bereich des elektronischen Börsenhandels erbringen, insbesondere auf dem Gebiet der Softwareentwicklung sowie der Verarbeitung und Zurverfügungstellung von Finanzdaten, sich an anderen Unternehmen beteiligen, Liegenschaften kaufen, vermieten und verkaufen, sowie gewerbliche Schutzrechte und Know-How erwerben und verwerten.

Ei	Lö	Bemerkungen
1		Der von einer bisherigen Registerkarte übertragene Auszug enthält keine vor dem Uebertrag gestrichenen Tatsachen, und auch keine allfälligen früheren Statutendaten oder Tagebuch- und SHAB-Zitate. Diese können auf der im Feld "Uebertrag von" bezeichneten Handelsregisterkarte eingesehen werden.
5		Die Übertragbarkeit der Namenaktien ist nach Massgabe der Statuten beschränkt.
10		Mitteilungen an die Aktionäre erfolgen durch Brief an die im Aktienbuch verzeichneten Adressen.
27		In Anwendung von Art. 708 Abs. 1 OR hat das Bundesamt für Justiz der Gesellschaft die Bewilligung erteilt, vom Erfordernis abzusehen, wonach die Mehrheit der Mitglieder des Verwaltungsrates sich aus Personen zusammensetzen muss, die in der Schweiz wohnhaft sind und das Schweizer Bürgerrecht besitzen.

Ref	Statutendatum
1	30.12.1987
5	07.12.1994
10	25.03.1997
14	05.08.1998
15	11.09.1998
16	08.12.1998
29	13.12.2004

Ei	Lö	Besondere Tatbestände
16		Sacheinlage: Die Gesellschaft übernimmt bei der Kapitalerhöhung vom 08.12.1998 gemäss Sacheinlagevertrag vom 08.12.1998 2'000'000 auf den Namen lautende Stückaktien der Eurex Frankfurt AG, in Frankfurt a.M. (D), wofür 5'000 Namenaktien zu CHF 1'000.-- ausgegeben werden.
16		5'000 Genussscheine, mit Rechten auf Anteil am Bilanzgewinn und am Liquidationserlös gemäss Statuten.

Ref	Publikationsorgan
1	SHAB

Ei	Lö	Zweigniederlassung (en)

Ei	Lö	Zweigniederlassung (en)

Zei	Ref	TR-Nr	TR-Datum	SHAB	SHAB-Dat.	Seite / Id
ZH	0	(Auslassung)		(Auslassung)		
ZH	1	4295	05.03.1992	52	17.03.1992	1204
ZH	2	11981	10.07.1992	140	23.07.1992	3457
ZH	3	2056	02.02.1993	30	12.02.1993	723
ZH	4	11970	29.06.1993	134	14.07.1993	3666
ZH	5	26163	15.12.1994	248	21.12.1994	6962
ZH	6	5333	09.03.1995	52	15.03.1995	1448
ZH	7	4470	29.02.1996	46	06.03.1996	1300
ZH	8	21173	03.10.1996	196	09.10.1996	6136
ZH	9	7409	04.04.1997	67	10.04.1997	2376
ZH	10	9755	06.05.1997	89	13.05.1997	3196
ZH	11	14363	02.07.1997	128	08.07.1997	4768
ZH	12	16897	29.07.1997	147	05.08.1997	5557
ZH	13	10905	15.05.1998	97	22.05.1998	3468
ZH	14	17308	05.08.1998	153	11.08.1998	5536
ZH	15	20472	17.09.1998	184	23.09.1998	6552
ZH	16	26839	11.12.1998	245	17.12.1998	8611
ZH	17	15976	15.07.1999	139	21.07.1999	4962
ZH	18	24055	29.10.1999	215	04.11.1999	7514
ZH	19	4649	22.02.2000	41	28.02.2000	1346

Zei	Ref	TR-Nr	TR-Datum	SHAB	SHAB-Dat.	Seite / Id
ZH	20	11714	16.05.2000	99	22.05.2000	3440
ZH	21	30840	20.12.2000	252	28.12.2000	8868
ZH	22	3198	08.02.2001	31	14.02.2001	1114
ZH	23	5006	26.02.2001	43	02.03.2001	1578
ZH	24	13239	17.05.2001	99	23.05.2001	3882
ZH	25	201	08.01.2002	8	14.01.2002	22 / 6854
ZH	26	3501	07.02.2002	30	13.02.2002	20 / 340930
ZH	27	508	08.01.2003	7	14.01.2003	20 / 810162
ZH	28	10258	13.04.2004	74	19.04.2004	54 / 2220600
ZH	29	36334	20.12.2004	251	24.12.2004	25 / 2608616
ZH	30	12091	28.04.2005	86	04.05.2005	21 / 2822562
ZH	31	19447	08.07.2005	135	14.07.2005	21 / 2932950
ZH	32	17055	22.06.2006	123	28.06.2006	21 / 3437310
ZH	33	19286	12.07.2006	137	18.07.2006	22 / 3471606
ZH	34	34704	21.12.2006	252	29.12.2006	30 / 3701592
ZH	35	6017	26.02.2007	43	02.03.2007	23 / 3804760
ZH	36	21712	02.08.2007	151	08.08.2007	20 / 4058338

ZH	37	20733	22.07.2008	144	28.07.2008	23 / 4591446

Ei	Ae	Lö	Personalangaben	Funktion	Zeichnungsart
1		2	Mollet, Ernst, von Basel, in Bottmingen	Präsident des Verwaltungsrates	Kollektivunterschrift zu zweien
1		7	Ochsner, Walter, von St. Gallen, in Hettlingen	Vizepräsident des Verwaltungsrates	Kollektivunterschrift zu zweien
1		7m	Fischer, Dr. Jörg, von Stetten AG, in Zug	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
1		6m	Odier, Patrick, von Genf, in Veyrier	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
1		2m	Rossetti, Dr. Gian Pietro, von Ganeggio, in Zürich	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
1		7	Zimmermann, Prof. Dr. Heinz, von Schwändi und Glarus, in St. Gallen	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
1		7m	Nägeli, Otto, von Zürich und Uster, in Dielsdorf	Direktor	Kollektivunterschrift zu zweien
1		7	Spillmann, Jürg, von Zürich, in Zürich	stellvertretender Direktor	Kollektivunterschrift zu zweien
1		9m	Grossrieder, Daniel, von Schmitten FR und St. Ursen, in Schwyz	Vizedirektor	Kollektivunterschrift zu zweien
1		6m	Schlaubitz, Daniel Andreas, von Meikirch, in Dielsdorf		Kollektivprokura zu zweien
1		6	Wagner, Karin, von Zürich, in Rümlang		Kollektivprokura zu zweien
	2	7	Rossetti, Dr. Gian Pietro, von Ganeggio, in Zürich	Präsident des Verwaltungsrates	Kollektivunterschrift zu zweien
2		6m	Granziol, Dr. Markus, von Zug und Untereggen, in Zug	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
3		7	Arnold, Josef, von Bürglen UR, in Berikon		Kollektivprokura zu zweien
4		35m	KPMG Fides Peat, in Zürich	Revisionsstelle	
	6	7	Granziol, Dr. Markus, von Zug und Untereggen, in Hong Kong	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
	6	7	Odier, Patrick, von Genf, in Troinex	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
6		17	von Känel, Beat, von Reichenbach im Kandertal, in Wangen bei Olten		Kollektivprokura zu zweien
6		7m	Karbe, Ernst, von Turgi, in Würenlos		Kollektivprokura zu zweien
	6	7	Schlaubitz, Daniel Andreas, von Meikirch, in Oberweningen		Kollektivprokura zu zweien
	7	27	Fischer, Dr. Jörg, von Stetten AG, in Zug	Präsident des Verwaltungsrates	Kollektivunterschrift zu zweien
7		10	Lardy, Dr. Pierre, von Neuenburg, in Vandoeuvres	Vizepräsident des Verwaltungsrates	Kollektivunterschrift zu zweien
7		8	Gabiallavetta, Mathis, von Breil/Brigels, in Rüschlikon	Mitglied des Verwaltungsrates	ohne Zeichnungsberechtigung
7		15	Grübel, Oswald, deutscher Staatsangehöriger, in Zürich	Mitglied des Verwaltungsrates	ohne Zeichnungsberechtigung
7		15	Guth, Andreas, von Basel und Zürich, in Basel	Mitglied des Verwaltungsrates	ohne Zeichnungsberechtigung
7		8	Ospel, Marcel, von Basel, in Zug	Mitglied des Verwaltungsrates	ohne Zeichnungsberechtigung
	7	18m	Nägeli, Otto, von Zürich und Uster, in Stadel	Direktor	Kollektivunterschrift zu zweien
	7	17m	Karbe, Ernst, von Turgi, in Killwangen		Kollektivprokura zu zweien
8		15	Bonadurer, Werner, von Versam, in Kilchberg ZH	Mitglied des Verwaltungsrates	ohne Zeichnungsberechtigung
8		15m	Granziol, Markus, von Zug, in London	Mitglied des Verwaltungsrates	ohne

			~~(Grossbritannien)~~		~~Zeichnungsberechtigung~~
	9	13m	~~Grossrieder, Daniel, von Schmitten FR und St. Ursen, in Ottenbach~~	~~Vizedirektor~~	~~Kollektivunterschrift zu zweien~~
10		15	~~Bertherat, Philippe, von Genf, in Anières~~	~~Vizepräsident des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
11		**17**	**~~Sigrist, Dr. Dieter, von Rafz, in Huntwangen~~**	**~~Sekretär (Nichtmitglied)~~**	**~~Kollektivunterschrift zu zweien~~**
11		13	~~Brügger, Urs, von Meiringen, in Zürich~~	~~Direktor~~	~~Kollektivunterschrift zu zweien~~
11		**17**	**~~Hunziker-Ebneter, Antoinette, von Häggenschwil und Moosleerau, in Kilchberg ZH~~**	**~~Direktorin~~**	**~~Kollektivunterschrift zu zweien~~**
11		18m	~~Spillmann, Jürg, von Zürich, in Zürich~~	~~Direktor~~	~~Kollektivunterschrift zu zweien~~
11		**17**	**~~Schlaubitz, Daniel, von Meikirch, in Oberweningen~~**	**~~Vizedirektor~~**	**~~Kollektivunterschrift zu zweien~~**
11		17	~~Forschirm, Michael, von Zürich, in Zürich~~		~~Kollektivprokura zu zweien~~
13		**17**	**~~Geiges, Bernhard, von Rorschach, in Egg~~**	**~~Direktor~~**	**~~Kollektivunterschrift zu zweien~~**
13		17	~~Henckel von Donnersmarck, Marie Henri Charles, von Baden, in Küsnacht ZH~~	~~Direktor~~	~~Kollektivunterschrift zu zweien~~
13		**17**	**~~Stäheli, Michael, von Stallikon, in Bern~~**	**~~Direktor~~**	**~~Kollektivunterschrift zu zweien~~**
	13	17	~~Grossrieder, Daniel, von Schmitten FR und St. Ursen, in Wollerau~~	~~Vizedirektor~~	~~Kollektivunterschrift zu zweien~~
15		**32**	**~~Seifert, Dr. Werner, von Winterthur, in Frankfurt am Main (D)~~**	**~~Vizepräsident des Verwaltungsrates~~**	**~~Kollektivunterschrift zu zweien~~**
15		28	~~Ackermann, Dr. Josef, von Mels, in Zürich~~	~~Mitglied des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
15		**34**	**~~Berchtold, Walter, von Zürich und Westerkingen, in Uitikon~~**	**~~Mitglied des Verwaltungsrates~~**	**~~Kollektivunterschrift zu zweien~~**
15		33m	~~Francioni, Dr. Reto, von Zürich, in Brugg~~	~~Mitglied des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
	15	**27m**	**~~Granziol, Markus, von Zug, in London (GB)~~**	**~~Mitglied des Verwaltungsrates~~**	**~~Kollektivunterschrift zu zweien~~**
15		28	~~Häusler, Gerd, deutscher Staatsangehöriger, in Frankfurt am Main (D)~~	~~Mitglied des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
15		**28**	**~~Patig, Klaus, deutscher Staatsangehöriger, in Königstein (D)~~**	**~~Mitglied des Verwaltungsrates~~**	**~~Kollektivunterschrift zu zweien~~**
15		37m	~~de Saussure, Jacques, von Genf, in Cologny~~	~~Mitglied des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
15		**18m**	**~~Franke, Dr. Jörg, deutscher Staatsangehöriger, in Frankfurt am Main (D)~~**	**~~Direktor~~**	**~~Kollektivunterschrift zu zweien~~**
15		18m	~~Preuss, Andreas, deutscher Staatsangehöriger, in Schmitten (D)~~	~~Direktor~~	~~Kollektivunterschrift zu zweien~~
17			**Backes, Edward, deutscher Staatsangehöriger, in Ortenberg-Bleichenbach (D)**		**Kollektivprokura zu zweien**
17		24m	~~Bysäth Grossrieder, Petra, von Gadmen, in Wollerau~~		~~Kollektivprokura zu zweien~~
17			**Eckert, Heike, deutsche Staatsangehörige, in Evanston (USA, Illinois)**		**Kollektivprokura zu zweien**
17			Fehlberg, Dr. Hans-Joachim, deutscher Staatsangehöriger, in Frankfurt am Main (D)		Kollektivprokura zu zweien
17		**21**	**~~Galliker, Florian, von Pfeffikon, in Lenzburg~~**		**~~Kollektivprokura zu zweien~~**
17			Jaskulla, Dr. Ekkehard, deutscher Staatsangehöriger, in Frankfurt am Main (D)		Kollektivprokura zu zweien
	17		**Karbe, Ernst, von Turgi, in Berikon**		**Kollektivprokura zu zweien**
17			Klapproth, Christian, deutscher		Kollektivprokura zu

			Staatsangehöriger, in Frankfurt am Main (D)		zweien
17		19	Mantzke, Ingo, deutscher Staatsangehöriger, in Frankfurt am Main (D)		Kollektivprokura zu zweien
17			Merz, Alfred, von Luzern, in Hausen AG		Kollektivprokura zu zweien
17		28	Orth, Robert, deutscher Staatsangehöriger, in Mainz (D)		Kollektivprokura zu zweien
17		28	Potthoff, Helmut, deutscher Staatsangehöriger, in Vaterstetten (D)		Kollektivprokura zu zweien
17		21	Potthoff, Volker, deutscher Staatsangehöriger, in Kronberg (D)		Kollektivprokura zu zweien
	18	24	Franke, Dr. Jörg, deutscher Staatsangehöriger, in Frankfurt am Main (D)	Direktor und Vorsitzender der Geschäftsleitung	Kollektivunterschrift zu zweien
	18	24	Nägeli, Otto, von Zürich und Uster, in Stadel	Direktor und Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
	18	22	Preuss, Andreas, deutscher Staatsangehöriger, in Schmitten (D)	Direktor und Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
	18		Spillmann, Jürg, von Zürich, in Zürich	Direktor und Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
19		28m	Fischer, Leonhard H., deutscher Staatsangehöriger, in Frankfurt am Main (D)		Kollektivunterschrift zu zweien
19		21	Liebeskind, Detlef, deutscher Staatsangehöriger, in Frankfurt am Main (D)		Kollektivprokura zu zweien
19			Wahl, Thomas, deutscher Staatsangehöriger, in Kelkheim (D)		Kollektivprokura zu zweien
20			Feuz, Niklaus, von Lauterbrunnen, in Kilchberg ZH		Kollektivprokura zu zweien
20		21	Marti, Frank Oliver, von Erlenbach ZH, in Meilen		Kollektivprokura zu zweien
20		23	Schmitt, Frank, von Riehen, in Stäfa		Kollektivprokura zu zweien
20		32	Schneuwly, Kurt, von Wünnewil-Flamatt, in Bernex		Kollektivprokura zu zweien
21		28	Feiertag, Gudrun, deutsche Staatsangehörige, in Ingelheim (D)		Kollektivprokura zu zweien
21			Merkelbach, Alexander, deutscher Staatsangehöriger, in Karben (D)		Kollektivprokura zu zweien
21		28m	Seul, Vera, deutsche Staatsangehörige, in Bad Soden am Taunus (D)		Kollektivprokura zu zweien
21		36	Strohmeier, Ulrich, deutscher Staatsangehöriger, in Zürich		Kollektivprokura zu zweien
21		32	Suter, Mirjam, von Unteriberg, in Wohlen AG		Kollektivprokura zu zweien
21			Thompson, Marcus, deutscher Staatsangehöriger, in Sulzbach (D)		Kollektivprokura zu zweien
22			Ochsner, Walter M., von St. Gallen, in Hettlingen		Kollektivprokura zu zweien
23		33	Ferscha, Rudolf W., österreichischer Staatsangehöriger, in Frankfurt am Main (D)	Direktor und Vorsitzender der Geschäftsleitung	Kollektivunterschrift zu zweien
23			Lenz, Thomas, deutscher Staatsangehöriger, in Schmitten Arnoldshain (D)	Direktor und stellvertretendes Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
23		31	Widmer, Michael, von Zürich, in Zürich	Direktor und Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
24		36	Gisler, Daniel Markus, von Flüelen, in Freienwil	Direktor und Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
	24	28	Bysäth, Petra, von Gadmen, in Wollerau		Kollektivprokura zu zweien
24			Gonzalez, Francisco, spanischer Staatsangehöriger, in Freienwil		Kollektivprokura zu zweien
24			Naas, Marcel Daniel, von Zürich, in Nürensdorf		Kollektivprokura zu zweien

24		37	~~Weissenberger, Thoralf, von Basel, in Hinwil~~		~~Kollektivprokura zu zweien~~
25		37	~~Liebeskind, Detlef, deutscher Staatsangehöriger, Frankfurt am Main (D)~~		~~Kollektivprokura zu zweien~~
26		32	~~Bachmann, Roger, von Sternenberg, in Zürich~~		~~Kollektivprokura zu zweien~~
	27	34	~~Granziol, Markus, von Zug, in London (GB)~~	~~Präsident des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
28			Bänziger, Dr. Hugo, von Zürich, in London (UK)	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
	28	34	~~Fischer, Leonhard H., deutscher Staatsangehöriger, in Frankfurt am Main (DE)~~	~~Mitglied des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
28			Kuhn, Dr. Michael, deutscher Staatsangehöriger, in Frankfurt am Main (DE)	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
28			Reitz, Peter, deutscher Staatsangehöriger, in Frankfurt am Main (DE)	Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
28		36	~~Chiesa, Orlando, von Chiasso, in Oberägeri~~	~~Vizedirektor~~	~~Kollektivunterschrift zu zweien~~
28		36m	~~Jäggi, Willi, von Fulenbach, in Wallisellen~~		~~Kollektivprokura zu zweien~~
	28		Jordan, Vera, deutsche Staatsangehörige, in Liederbach am Taunus (DE)		Kollektivprokura zu zweien
28			Norris, Lisa, amerikanische Staatsangehörige, in Frankfurt am Main (DE)		Kollektivprokura zu zweien
28		37	~~Urtheil, Robert, deutscher Staatsangehöriger, in Frankfurt am Main (DE)~~		~~Kollektivprokura zu zweien~~
30			Henckel von Donnersmarck, Dr. Henri, von Baden, in Küsnacht ZH	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
30			Reck, Dr. Martin, deutscher Staatsangehöriger, in Glattbach (DE)	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
30		36	~~Röthig, Jürgen, deutscher Staatsangehöriger, in Oberursel (DE)~~	~~Mitglied des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
31		37	~~Danielski, Ralph, deutscher Staatsangehöriger, in Frankfurt (DE)~~		~~Kollektivprokura zu zweien~~
31		37	~~Elsayan, Lara, von Wetzikon ZH, in Zürich~~		~~Kollektivprokura zu zweien~~
31			Flesch, Markus-Alexander, deutscher Staatsangehöriger, in Küsnacht ZH		Kollektivprokura zu zweien
31			Roth, Randolph, deutscher Staatsangehöriger, in Frankfurt (DE)		Kollektivprokura zu zweien
31		37	~~Velten, Uwe, deutscher Staatsangehöriger, in Frankfurt (DE)~~		~~Kollektivprokura zu zweien~~
32		34m	~~Müller, Dr. Roger, deutscher Staatsangehöriger, in Holzkirchen (DE)~~	~~Mitglied des Verwaltungsrates~~	~~ohne Zeichnungsberechtigung~~
	33	36m	~~Francioni, Dr. Reto, von Zürich, in Brugg~~	~~Vizepräsident des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
34			Gomez, Prof. Dr. Peter, von St. Gallen, in St. Gallen	Präsident des Verwaltungsrates	Kollektivunterschrift zu zweien
34		36	~~Hlubek, Mathias, deutscher Staatsangehöriger, in Kronberg im Taunus (DE)~~	~~Mitglied des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
	34		Müller, Dr. Roger, deutscher Staatsangehöriger, in Holzkirchen (DE)	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
34		36m	~~Butt, Claudia Katharina, deutsche Staatsangehörige, in Zürich~~	~~Sekretärin (Nichtmitglied)~~	~~Kollektivunterschrift zu zweien~~
34			Preuss, Andreas, deutscher Staatsangehöriger, in Frankfurt am Main (DE)	Vorsitzender der Geschäftsleitung	Kollektivunterschrift zu zweien
	35		KPMG AG, in Zürich	Revisionsstelle	
	36		Francioni, Dr. Reto, von Zürich, in Frankfurt am Main (DE)	Vizepräsident des Verwaltungsrates	Kollektivunterschrift zu zweien

36			Gell, Christian, österreichischer Staatsangehöriger, in Wollerau	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
36		37m	~~Häberli, Andreas, von Ballwil und Littau, in Herrliberg~~	~~Mitglied des Verwaltungsrates~~	~~Kollektivunterschrift zu zweien~~
36			Teller, Nicholas, britischer Staatsangehöriger, in Bad Homburg (DE)	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
	36		Butt, Claudia Katharina, deutsche Staatsangehörige, in Richterswil	Sekretärin (Nichtmitglied)	Kollektivunterschrift zu zweien
36			Book, Dr. Thomas, deutscher Staatsangehöriger, in Frankfurt am Main (DE)	Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
36			Ehinger, Tobias, deutscher Staatsangehöriger, in Zürich		Kollektivprokura zu zweien
	36		Jäggi, Willi, von Fulenbach, in Lachen		Kollektivprokura zu zweien
36			Sicuro, Marcello, von Volketswil, in Zürich		Kollektivprokura zu zweien
37			Eichelmann, Thomas, deutscher Staatsangehöriger, in München (DE)	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
	37		de Saussure, Jacques, von Genf, in Genf	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
	37		Häberli, Andreas, von Ballwil und Littau, in Küsnacht ZH	Mitglied des Verwaltungsrates	Kollektivunterschrift zu zweien
37			Katz, Gary, amerikanischer Staatsangehöriger, in New York (US)	Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
37			Peters, Michael, deutscher Staatsangehöriger, in Frankfurt am Main (DE)	Mitglied der Geschäftsleitung	Kollektivunterschrift zu zweien
37			Hartmann, Daniel, von Schinznach-Dorf, in Lufingen		Kollektivprokura zu zweien
37			Kennedy, Keith, britischer Staatsangehöriger, in Colombier NE		Kollektivprokura zu zweien
37			Lehl, Christoph, deutscher Staatsangehöriger, in Griesheim (DE)		Kollektivprokura zu zweien
37			Martini, Juan, von Oberwil BL, in Dürnten		Kollektivprokura zu zweien
37			Morganti, Flavio, von Maggia, in Bülach		Kollektivprokura zu zweien
37			Schmaltz, Gottfried, deutscher Staatsangehöriger, in Frankfurt am Main (DE)		Kollektivprokura zu zweien
37			Riguzzi, Corinne, von Gommiswald, in Zürich		Kollektivprokura zu zweien

Exhibit C - EDGA
ISE Holdings

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

The name of the corporation is International Securities Exchange Holdings, Inc. (the "**Corporation**"). The Corporation was incorporated on November 16, 20 04 by filing its Certificate of Incorporation with the Secretary of State of the State of Delaware under the name International Securities Exchange Holdings, Inc.

FIRST: The name of the corporation is International Securities Exchange Holdings, Inc. (the "**Corporation**").

SECOND: The address of the Corporation's registered office in the State of Delaware is 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, Delaware 1990 4. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "**DGCL**").

FOURTH: The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is **one hundred one thousand (101,000)** shares, which shall be divided as follows: **one thousand (1,000)** shares of Common Stock, par value $.01 per share (the "**Common Stock**") and **one hundred thousand (100,000)** shares of preferred stock, par value $.01 per share (hereinafter referred to as the " **Preferred Stock**"). The powers, designations, preferences and relative, participating, optional or other special rights (and the qualifications, limitations or restrictions thereof) of the Common Stock and the Preferred Stock are as follows:

I. Preferred Stock

The Board of Directors of the Corporation (hereinafter referred to as the " **Board of Directors**") is hereby expressly authorized at any time, and from time to time, to create and provide for the issuance of shares of Preferred Stock in one or more series and, by filing a certificate pursuant to the DGCL (hereinafter referred to as a " **Preferred Stock Designation** "), to establish the number of shares to be included in each such series, and to fix the designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, including, but not limited to, the following:

(a) the designation of and the number of shares constituting such series, which number the Board of Directors may thereafter (except as otherwise provided in the Preferred Stock Designation) increase or decrease (but not below the number of shares of such series then outstanding);

(b) the dividend rate for the payment of dividends on such series, if any, the conditions and dates upon which such dividend s shall be payable, the preference or relation which such dividends, if any, shall bear to the dividends payable on any other class or classes of or any other series of capital stock, the conditions and dates upon which such dividends, if any, shall be payable, and whether such dividends, if any, shall be cumulative or non -cumulative;

(c) whether the shares of such series shall be subject to redemption by the Corporation, and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption;

(d) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of such series;

(e) whether or not the shares of such series shall be convertible into or exchangeable for shares of any other class or classes o f, any other series of any class or classes of capital stock of, or any other security of, the Corporation or any other corporation, and, if provision be made for any such conversion or exchange, the times, prices, rates, adjustments and any other terms and conditions of such conversion or exchange;

(f) the extent, if any, to which the holders of the shares of such series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

(g) the restrictions, if any, on the is sue or reissue of shares of the same series or of any other class or series;

(h) the amounts payable on and the preferences, if any, of the shares of such series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

(i) any other relative rights, preferences and limitations of that series.

II. Common Stock

The Common Stock shall be subject to the express terms of any series of Preferred Stock set forth in the Preferred Stock Designation relating thereto.

(a) **Voting Rights**. Subject to the limitations set forth in Section III of this Article FOURTH, each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder of record on the books of the Corporation on each matter on which the holders of Common Stock shall be entitled to vote.

(b) **Dividend Rights**. The holders of shares of Common Stock shall be entitled to receive, when and if declared by the Board of Directors, out of the assets of the Corporation which are by law available therefor, dividends payable either in cash, in stock or otherwise.

(c) **Liquidation Rights**. Upon the liquidation, dissolution or winding up of the Corporation, holders of Common Stock shall be entitled to receive any amounts available for distribution after the payment of, or provision for, obligations of the Corporation and any preferential amounts payable to holders of any outstanding shares of Preferred Stock.

III. Limitations on Ownership and Voting

As used in this Certificate of Incorporation, the term " **Person**" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof; the term "**Related Persons**" shall mean (1) with respect to any Person, any executive officer (as such term is defined in Rule 3b -7 under the Securities Exchange Act of 1934 (the "**Exchange Act**")), director, general partner, manager or managing member, as applicable, and all "**affiliates**" and "**associates**" of such Person (as such terms are defined in Rule 12b-2 under the Exchange Act); (2) with respect to any Person constituting a member (as such term is defined in Section 3(a)(3)(A) of the Exchange Act) of a Controlled National Securities Exchange (as such term is defined below)(" **Member**")), any broker or dealer with which such Member is associated; (3) with respect to any Person that is an executive officer (as such term is defined in Rule 3b-7 under the Exchange Act), director, genera l partner, manager or managing member of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (4) any two or more Persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; and the term " **beneficially owned**", including all derivative or similar words, shall have the meaning set forth in Regulation 13D-G under the Exchange Act.

(a) **Ownership Limits**. For so long as the Corporation shall control, directly or indirectly, one or more national securities exchange (each, a "**Controlled National Securities Exchange**"), including, but not limited to, International Securities Exchange, LLC, a Delaware limited liability company and wholly owned subsidiary of the Corporation ("**ISE, LLC**") or facility thereof:

(i) (x) No Person, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficial ly, shares of the capital stock (whether Common Stock or Preferred Stock) of the Corporation that have the right by their terms to vote in the election of members of the Board of Directors or on other matters which may require the approval of the holders o f voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of a particular class of capital stock) (the "**Voting Shares**") constituting more than forty percent (40%) of the then -outstanding Voting Shares and (y) no Person who is a Member, either alone or together with its Related Persons, may own, directly or indirectly, of record or beneficially, Voting Shares constituting more than twenty percent (20%) of the then-outstanding Voting Shares ((x) and (y) each an "**Ownership Limit**, " and (x) and (y) together, the "**Ownership Limits**").

(A) Notwithstanding the foregoing and subject to clause (B) below, the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH may be waived by the Board of Directors pursuant to an amendment to the bylaws of the Corporation (the "**Bylaws**") adopted by the Board of Directors, if, in connection with the adoption of such amendment, the Board of Directors in its sole discretion adopts a resolution stating that it is the determination of the Board of Directors that such amendment (1) will not impair the ability of any of the Corporation and the Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act and the rules promulgated thereunder; (2) is otherwise in the best interests of the Corporation and its stockholders and the Controlled National Securities Exchange or facility thereof; and (3) will not impair the ability of the United States Securities and Exchange Commission (the "**Commission**") to enforce the Exchange Act. Such amendment shall not be effective unless approved by the Commission.

(B) Notwithstanding clause (A) above, in any case where a Person's Ownership Percentage (as defined below) will exceed the Ownership Limits upon consummation of any proposed sale, assignment or transfer of the Corporation's capital stock, the Board of Directors shall have determined that such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act).

(C) In making the determinations referred to in clauses (A) and (B) above, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable.

(D) Any Person (and its Related Persons) that proposes to acquire an Ownership Percentage in excess of the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH shall have delivered to the Board of Directors a notice in writing, not less than forty-five (45) days (or any shorter period to which the Board of Directors shall expressly consent) before the proposed acquisition of shares of capital stock (whether common or preferred) that would result in such Person exceeding the Ownership Limit described in Section III(a)(i)(x) of this Article FOURTH.

(E) For purposes of this Section III of this Article FOURTH, "**Ownership Percentage**" means, with respect to any Person, an amount (expressed as a percentage) equal to the quotient of (1) the aggregate number of Voting Shares owned directly or indirectly, of record or beneficially, by such Person and its Related Persons, ***divided by*** (2) the total number of Voting Shares then outstanding.

(ii) Any Person, either alone or together with its Related Persons, that at any time owns (whether by acquisition or by a change in the number of shares outstanding) of record or beneficially, whether directly or indirectly, five percent (5%) or more of the then-outstanding Voting Shares shall, immediately upon so owning five percent (5%) or more of the then-outstanding Voting Shares, give the

Board of Directors written notice of such ownership of five percent (5%) or more of the then-outstanding Voting Shares, which notice shall state: (1) such Person's full legal name; (2) such Person's title or status and the date on which such title or status was acquired; (3) such Person's approximate ownership interest in the Corporation; and (4) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise. The Board of Directors shall deliver to the ISE Trust (as defined below) a copy of any written notice provided pursuant to this Section III(a)(ii) of this Article FOURTH.

(iii) Each Person required to provide written notice pursuant to Section III(a)(ii) of this Article FOURTH shall update such notice promptly after any change therein; *provided*, that no such updated notice shall be required to be provided to the Board of Directors in the event of an increase or decrease of less than one percent (1%) (of the then-outstanding Voting Shares) in such Person's Ownership Percentage so reported (such increase or decrease to be measured cumulatively from the amount shown on the last such report) unless any increase or decrease of less than one percent (1%) results in such Person owning more than twenty percent (20%) or more than forty percent (40%) of the then-outstanding Voting Shares (at a time when such Person so owned less than such percentages) or such Person so owning less than twenty percent (20%) or less than forty percent (40%) of the then-outstanding Voting Shares (at a time when such Person so owned more than such percentages). The Board of Directors shall deliver to the ISE Trust a copy of any update provided pursuant to this Section III(a)(iii) of this Article FOURTH.

(b) **Voting Limits**. (i) For so long as the Corporation shall control, directly or indirectly, one or more Controlled National Securities Exchanges, or facility thereof, no Person, either alone or together with its Related Persons, at any time, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, (A) may be entitled to vote or cause the voting of Voting Shares representing more than twenty percent (20%) of the voting power of the then-outstanding Voting Shares, (B) may be entitled to give any consent or proxy with respect to Voting Shares representing more than twenty percent (20%) of the voting power of the then-outstanding Voting Shares, or (C) enter into any agreement, plan or other arrangement with any other Person, either alone or together with its Related Persons, under circumstances which would result in the Voting Shares that shall be subject to such agreement, plan or other arrangement not being voted on any matter or matters or the withholding of any proxy relating thereto, where the effect of such agreement, plan or other arrangement would be to enable any Person, either alone or together with its Related Persons, to vote, possess the right to vote or cause the voting of Voting Shares representing more than twenty percent (20%) of the then-outstanding Voting Shares (assuming, for purposes of this Section III(b)(i)(C) of this Article FOURTH, that all Voting Shares that are subject to such agreement, plan or other arrangement are not then-outstanding Voting Shares) ((A), (B), and (C) each a "**Voting Limit**" and (A), (B) and (C) collectively, the "**Voting Limits**"); *provided, however*, that a Voting Limit may be waived by the Board of Directors pursuant to an amendment to the Bylaws adopted by the Board of Directors, if, in connection with the adoption of such amendment, the Board of Directors in its sole discretion adopts a resolution stating that it is the determination of the Board of Directors that (1) such amendment will not impair the ability of any of the Corporation and the Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act, (2) such amendment is otherwise in the best interests of the Corporation and its stockholders and the Controlled National Securities Exchange, or facility thereof, (3) such amendment will not impair the ability of the Commission to enforce the Exchange Act, (4) such Person and its Related Persons are not subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act), and (5) neither such Person nor any of its Related Persons is a Member. In making the determinations referred to in the immediately preceding sentence, the Board of Directors may impose on the Person in question and its Related Persons such conditions and restrictions as it may in its sole discretion deem necessary, appropriate or desirable in furtherance of the objectives of the Exchange Act. Such amendment shall not be effective until approved by the Commission. Any Person that proposes to acquire a Voting Control Percentage (as defined below) in excess of a Voting Limit shall have delivered to the Board of Directors a notice in writing, not less than forty-five (45) days (or any shorter period to which the Board of Directors shall expressly consent) before the date on which such Person acquires a Voting Control Percentage in excess of a Voting Limit, of its intention to do so. The Board of Directors shall deliver to the ISE Trust a copy of any written notice provided pursuant to this Section III(b) of this Article FOURTH.

(ii) Section III(b)(i) of this Article FOURTH shall not apply to any solicitation of any revocable proxy from any stockholder of the Corporation by the Corporation.

(iii) For purposes of this Section III of this Article FOURTH, "**Voting Control Percentage**" means, with respect to any Person, an amount (expressed as a percentage) equal to the quotient of (A) the aggregate number of Voting Shares (1) the Person is entitled to vote or cause to be voted or (2) with respect to which a consent or proxy may be given, in each case by such Person and its Related Persons, directly, indirectly or pursuant to any voting trust, agreement, plan or other arrangement, ***divided by*** (B) the total number of Voting Shares then outstanding (assuming that any Voting Shares subject to an agreement, plan or other arrangement described in Section III(b)(i)(C) of this Article FOURTH are not outstanding Voting Shares for purposes of this calculation).

(c) **Violations of any Ownership Limit or Voting Limit; Excess Shares**. Notwithstanding any other provisions contained in this Section III of this Article FOURTH, if at any time any Person's Ownership Percentage or Voting Control Percentage exceeds an Ownership Limit or a Voting Limit, the Board of Directors shall so notify the ISE Trust and such Ownership Percentage or Voting Control Percentage shall result in the automatic transfer to the ISE Trust of a majority of the Voting Shares then outstanding *pro rata* from the holders thereof (the "**Excess Shares**").

(i) All Excess Shares transferred to the ISE Trust shall be held for the exclusive benefit of the Trust Beneficiary (as defined below). Notwithstanding any other provision of this Certificate of Incorporation, or any provision of the Bylaws, to the contrary, Excess Shares held by the ISE Trust shall be or continue to be issued and outstanding Voting Shares.

(ii) Excess Shares shall be entitled to dividends or other distributions, which shall be paid to the ISE Trust for the exclusive benefit of the Trust Beneficiary. The Trustees (as defined below) shall promptly distribute such dividends and other distributions received in respect of the Excess Shares to the Trust Beneficiary.

(iii) Subject to the rights of the holders of any series of Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of, or any other distribution of all or substantially all of the assets of the Corporation, the ISE Trust, as the holder of Excess Shares, shall be entitled to receive ratably with each holder of the same class or series of stock, a portion of the assets of the Corporation available for distribution to the stockholders. The Trustees shall promptly distribute any such assets received in respect of the Excess Shares in any liquidation, dissolution or winding up of, or any distribution of the assets of the Corporation to the Trust Beneficiary.

(iv) To the fullest extent permitted by applicable law, the Trust Beneficiary shall not be entitled to vote such Excess Shares on any matter.

(v) Excess Shares shall not be transferable except in a transfer to which the ISE Trust is a party. Upon receipt of written instructions from the Trust Beneficiary, the Trustees shall promptly use their commercially reasonable efforts to sell the Excess Shares to a Person or Persons, designated by the Trustees, whose ownership of Voting Shares will not violate any Ownership Limit or Voting Limit, in market transactions, by public offering or otherwise, in each case, at a time or times and in a manner so as to maximize the return on the Excess Shares. Upon any such sale, the interest of the Trust Beneficiary in the Voting Shares sold shall so terminate and the Trustees shall promptly distribute the net proceeds of the sale to the Trust Beneficiary as provided herein.

(vi) The Trust Beneficiary shall have the right to reacquire the Excess Shares from the Trust if and when (A) a Person's Ownership Percentage or Voting Control Percentage no longer exceeds any Ownership Limit or Voting Limit, or (B) a Person's Ownership Percentage or Voting Control Percentage in excess of any Ownership Limit or Voting Limit is waived by the Board of Directors and approved by the Commission in accordance with Sections III(a)(i)(A) and III(b)(i) of this Article FOURTH.

For purposes of this Section III of this Article FOURTH, the term "**ISE Trust**" shall mean the Delaware statutory trust established for the benefit of the Trust Beneficiary pursuant to that certain Trust Agreement (the "**Trust Agreement**") to be entered into among the Corporation, the Trustees, and the Trust Beneficiary; the term "**Trustees**" shall mean the trustees initially appointed pursuant to the Trust Agreement, and any successor trustees appointed in accordance with the Trust Agreement; the term "**Trust Beneficiary**" shall mean U.S. Exchange Holdings, Inc.

(d) **Effect of Purported Voting in Violation of this Section III of this Article FOURTH**. If any stockholder purports to vote or cause the voting of Voting Shares, grant any consent or proxy with respect to the Voting Shares, or enter into any agreement, plan, or other arrangement for the voting of Voting Shares that would violate, or cause the violation of, any Voting Limit under this Section III of this Article FOURTH, then the Corporation shall not honor such vote or proxy to the extent that such provisions would be violated , and any shares subject thereto shall not be entitled to be voted to the extent of such violation.

FIFTH: The Board of Directors is hereby authorized to create and issue, whether or not in connection with the issuance and sale of any of its stock or other secu rities or property, rights entitling the holders thereof to purchase from the Corporation shares of stock or other securities of the Corporation or any other corporation, recognizing that, under certain circumstances, the creation and issuance of such righ ts could have the effect of discouraging third parties from seeking, or impairing their ability to seek, to acquire a significant portion of the outstanding securities of the Corporation, to engage in any transaction which might result in a change of control of the Corporation or to enter into any agreement, arrangement or understanding with another party to accomplish the foregoing or for the purpose of acquiring, holding, voting or disposing of any securities of the Corporation. The creation and issuance of any such rights shall be subject to the prior approval of the Commission. Subject thereto, the times at which and the terms upon which such rights are to be issued will be determined by the Board of Directors and set forth in the contracts or instrume nts that evidence such rights. The authority of the Board of Directors with respect to such rights shall include, but not be limited to, determination of the following:

(a) the initial purchase price per share or other unit of the stock or other securities or property to be purchased upon exercise of such rights;

(b) provisions relating to the times at which and the circumstances under which such rights may be exercised or sold or otherwise transferred, either together with or separately from, any other stock or o ther securities of the Corporation;

(c) provisions which adjust the number or exercise price of such rights or amount or nature of the stock or other securities or property receivable upon exercise of such rights in the event of a combination, split or recapit alization of any stock of the Corporation, a change in ownership of the Corporation 's stock or other securities or a reorganization, merger, consolidation, sale of assets or other occurrence relating to the Corporation or any stock of the Corporation, and provisions restricting the ability of the Corporation to enter into any such transaction absent an assumption by the other party or parties thereto of the obligations of the Corporation under such rights;

(d) provisions which deny the holder of a specified per centage of the outstanding stock or other securities of the Corporation the right to exercise such rights and/or cause the rights held by such holder to become void;

(e) provisions which permit the Corporation to redeem or exchange such rights, which redemptio n or exchange may be within the sole discretion of the Board of Directors, if the Board of Directors reserves such right to itself; and

(f) the appointment of a rights agent with respect to such rights.

SIXTH: The Bylaws may be amended, added to, rescinded or repeale d at any meeting of the Board of Directors or meeting of the stockholders.

SEVENTH: Unless and except to the extent that the Bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

EIGHTH: A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit. No amend ment or repeal of this Article EIGHTH shall adversely affect any right or protection of a director of the Corporation existing hereunder in respect of any act or omission occurring prior to such amendment or repeal.

NINTH: Except as may be expressly provided in t his Certificate of Incorporation, the Corporation reserves the right at any time and from time to time to amend, alter, change or repeal any provision contained in this Certificate of Incorporation or a Preferred Stock Designation, and any other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed herein or by law, and all powers, preferences and rights of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Certificate of Incorporation or a Preferred Stock Designation, as the same may be amended, are granted subject to the right reserved in this Article NINTH; *provided, however*, that no Preferred Stock De signation shall be amended after the issuance of any shares of the series of Preferred Stock created thereby, except in accordance with the terms of such Preferred Stock Designation and the requirements of law.

TENTH: In discharging his or her responsibilities as a member of the Board of Directors, each director, to the fullest extent permitted by law, shall take into consideration the effect that the Corporation's actions would have on the ability of each Controlled National Securities Exchange, or facility there of to carry out its responsibilities under the Exchange Act and on the ability of each Controlled National Securities Exchange, or facility thereof, and the Corporation: to engage in conduct that fosters and does not interfere with each Controlled National Securities Exchange, or facility thereof and the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Corporation, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange, or facility thereof, and the Commission pursuant to their respective regulatory authority.

ELEVENTH: All confidential information pertaining to the self-regulatory function of each Controlled National Securities Exchange, or facility thereof (including but not limited to confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of each Controlled National Securities Exchange, or facility thereof, that shall come into the possession of the Corporation shall, to the fullest extent permitted by law: (x) not be made available to any Person (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (y) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (z) not be used for any commercial purposes. Nothing in this Certificate of Incorporation shall be interpreted as to limit or impede the rights of the Commission or each Controlled National Securities Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations promulgated thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or each Controlled National Securities Exchange.

TWELFTH: For so long as the Corporation shall control, directly or indirectly, each Controlled National Securities Exchange, or facility thereof, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of each Controlled National Securities Exchange for purposes of and subject to oversight pursuant to the Exchange Act, but only to the extent that such books, records and premises are related to, or such officers, directors and employees are involved in, the activities of each Controlled National Securities Exchange, or facility thereof. The books and records related to the activities of each Controlled National Securities Exchange, or facility thereof, shall be subject at all times to inspection and copying by the Commission and each Controlled National Securities Exchange.

THIRTEENTH: The Corporation shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange and the Commission pursuant to their respective regulatory authority, and shall take reasonable steps necessary to cause its agents to cooperate with each Controlled National Securities Exchange and the Commission pursuant to their respective regulatory authority with respect to such agents' activities related to each Controlled National Securities Exchange, or facility thereof.

FOURTEENTH: For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of this Certificate of Incorporation of the Corporation shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange, and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

AMENDED AND RESTATED

BYLAWS

OF

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

(Adopted on December 19, 2007; Amended on December 23, 2008)

TABLE OF CONTENTS

AMENDED AND RESTATED

BYLAWS

OF

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

ARTICLE I

Office and Records; Jurisdiction

Section 1.1 **Delaware Office**. The principal office of the corporation (the "**Corporation**") in the State of Delaware shall be located in the City of Dover, County of Kent, and the name and address of its registered agent is National Registered Agents, Inc., 9 East Loockerman Street, Suite 1B, Delaware 19901.

Section 1.2 **Other Offices**. The Corporation may have such other offices, either within or without the State of Delaware, as the board of directors of the Corporation (the "**Board of Directors**") may designate or as the business of the Corporation may from time to time require.

Section 1.3 **Books and Records**. The books and records of the Corporation may be kept at the Corporation's principal executive offices in New York, New York or at such other locations within or without the State of Delaware as may from time to time be designated by the Board of Directors, *provided*, that the books and records shall always be kept within the United States.

Section 1.4 **Consent to Jurisdiction**. The Corporation and its officers, directors, employees and agents, by virtue of their acceptance of such position, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts, the United States Securities and Exchange Commission (the "**Commission**"), and each national securities exchange controlled, directly or indirectly, by the Corporation ("Controlled National Securities Exchange"), including but not limited to, International Securities Exchange, LLC ("**ISE, LLC**"), for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, arising out of, or relating to, the activities of each Controlled National Securities Exchange, or facility thereof, and by virtue of their acceptance of any such position, shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the United States federal courts, the Commission or each Controlled National Securities Exchange, that the suit, action or proceeding is an inconvenient forum or that the venue of the suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency. The Corporation and its officers, directors, employees and agents also agree that they will maintain an agent, in the United States, for the service of process of a claim arising out of, or relating to, the activities of Controlled National Securities Exchange, or facility thereof.

Section 1.5 **Officers and Directors**. For so long as the Corporation shall control, directly or indirectly, Controlled National Securities Exchange, or facility thereof, each officer, director and employee of the Corporation shall give due regard to the preservation of the independence of the self-regulatory function of each Controlled National Securities Exchange, and to such Controlled National Securities Exchange's obligations under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), and the rules thereunder including, without limitation, Section 6(b) of the Exchange Act and shall not take any actions which he or she knows or reasonably should have known would interfere with the effectuation of any decisions by the board of directors of Controlled National Securities Exchange relating to such Controlled National Securities Exchange's regulatory functions (including disciplinary matters) or which would adversely affect the ability of each Controlled National Securities Exchange, or facility thereof, to carry out its respective responsibilities under the Exchange Act.

Section 1.6 **Further Compliance**. The Corporation shall take reasonable steps necessary to cause its officers, directors and employees prior to accepting a position as an officer, director or employee, as applicable, of the Corporation to consent in writing to the applicability to them of Article TENTH, Article ELEVENTH, and Article TWELFTH of the Certificate of Incorporation of the Corporation (the "**Certificate of Incorporation**") and Section 1.4 and Section 1.5 hereof, as applicable, with respect to their activities related to each Controlled National Securities Exchange, or facility thereof.

ARTICLE II

Stockholders

Section 2.1 **Annual Meeting**. The annual meeting of stockholders of the Corporation shall be held on such date and at such time as may be designated by the Board of Directors at the principal executive offices of the Corporation, or at such other place within or without the State of Delaware as may be fixed by the Board of Directors.

Section 2.2 **Special Meetings**. Subject to the rights of the holders of any series of preferred stock, par value $.01 per share, of the Corporation (the "**Preferred Stock**"), or any other series or class of stock as set forth in the Certificate of Incorporation to elect additional directors under specified circumstances, a special meeting of the holders of stock of the Corporation entitled to vote on any business to be considered at any such meeting may be called only by the Chairman of the Board of the Corporation or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Corporation at the request of the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would at the time have if there were no vacancies (the "**Whole Board**"). The Board of Directors may designate the place of meeting for any special meeting of the stockholders, and if no such designation is made, the place of meeting shall be the principal executive offices of the Corporation.

Section 2.3 **Notice of Meetings**. Whenever stockholders are required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of these Bylaws, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, and except as to any stockholder duly waiving notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at his or her address as it appears on the records of the Corporation. Any previously scheduled meeting of the stockholders may be postponed by resolution of the Board of Directors upon public notice given by press release prior to the time previously scheduled for such meeting of stockholders.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.4 **Quorum**. Except as otherwise provided by law or by the Certificate of Incorporation or by these Bylaws, at any meeting of stockholders the holders of a majority of the voting power of the shares of the capital stock (whether common stock or Preferred Stock) of the Corporation that have the right by their terms to vote in the election of members of the Board of Directors or on other matters which may require the approval of the holders of voting shares of the Corporation (other than matters affecting the rights, preferences or privileges of a particular class of capital stock) (the "**Voting Shares**"), either present in person or represented by proxy, shall constitute a quorum for the transaction of any business at such meeting, except that when specified business is to be voted on by a class or series voting as a class, the holders of a majority of the voting power of such class or series entitled to vote shall constitute a quorum for the transaction of such business. To the fullest extent permitted by applicable law, the chairman of the meeting or a majority of the voting power of the shares of Voting Shares so present or represented may adjourn the meeting from time to time, whether or not there is such a quorum (or in the case of specified business to be voted on as a class or series, the chairman or a majority of the shares of such class or series entitled to vote which are so present or represented may adjourn the meeting with respect to such specified business). No notice of the time and place of adjourned meetings need be given except as provided in the last paragraph of Section 2.3 of these Bylaws. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of stockholders to result in less than a quorum.

Section 2.5 **Voting**. Except as otherwise set forth in the Certificate of Incorporation with respect to the right of any holder of any series of Preferred Stock or any other series or class of stock to elect additional directors under specified circumstances, whenever directors are to be elected at a meeting, they shall be elected by a plurality of the votes cast at the meeting by the holders of shares of stock entitled to vote. Whenever any corporate action, other than the election of directors, is to be taken by vote of stockholders at a meeting, such corporate action shall, except as otherwise required by law or by the Certificate of Incorporation or by these Bylaws, be authorized by the affirmative vote of the holders of a majority of the shares of stock present in person or represented by proxy and entitled to vote with respect to such corporate action. Except as otherwise provided by law, or by the Certificate of Incorporation, each holder of record of stock of the Corporation entitled to vote on any matter at any meeting of stockholders shall be entitled to one vote for each share of such stock standing in the name of such holder on the stock ledger of the Corporation on the record date for the determination of the stockholders entitled to vote at the meeting.

Upon the demand of any stockholder entitled to vote, the vote for directors or the vote on any other matter at a meeting shall be by written ballot, but otherwise the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

Section 2.6 **Proxies**. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after eleven (11) months from its date, unless the proxy provides for a longer period. Every proxy shall be signed by the stockholder or by his or her duly authorized attorney. Such proxy must be filed with the Secretary of the Corporation or his or her representative at or before the time of the meeting.

Section 2.7 **Inspectors of Elections; Opening and Closing the Polls**. (a) The Board of Directors by resolution shall appoint one or more inspectors, which inspector or inspectors may include individuals who serve the Corporation in other capacities, including, without limitation, as officers, employees, agents or representatives of the Corporation, to act at the meeting and make a written report thereof. One or more persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate has been appointed to act, or if all inspectors or alternates who have been appointed are unable to act, at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector to the best of his or her ability. The inspectors shall have the duties prescribed by the Delaware General Corporation Law (the "**DGCL**").

(b) The chairman of the meeting shall fix and announce at the meeting the time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting.

Section 2.8 **List of Stockholders**. The officer who has charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting, either on a reasonably accessible electronic network, *provided*, that information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Corporation. In the event that the

Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Nothing in this Section shall require the Corporation to include electronic mail addresses or other electronic contact information on such list.

The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by this Section or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

Section 2.9 **Stockholder Action by Written Consent**. Unless otherwise provided in the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action that may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its principal place of business, or an officer or agent of the Corporation having custody of the minutes of proceedings of the stockholders of the Corporation. Prompt notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation.

ARTICLE III

Directors

Section 3.1 **General Powers**. The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon it, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

Section 3.2 **Number, Tenure and Qualifications**. Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in the Certificate of Incorporation to elect directors under specified circumstances, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Whole Board, but shall consist of not more than fifteen (15) nor less than two (2) directors, and one (1) of such directors shall be such person who is currently holding the office of Chief Executive Officer of the Corporation. Except as may be provided in the Certificate of Incorporation, the directors shall be elected by the holders of the Voting Shares at the annual meeting or any special meeting called for such purpose. Each director so elected shall hold office until his or her successor shall be duly elected and qualified or until his or her earlier death, resignation or removal.

Section 3.3 **Vacancies and Newly Created Directorship**. Subject to the rights of the holders of any series of Preferred Stock or any other series or class of stock as set forth in the Certificate of Incorporation to elect additional directors under specified circumstances, in the event that a director position becomes available, whether through vacancies resulting from death, resignation, retirement, disqualification, removal from office or other cause, or newly created directorships resulting from any increase in the authorized number of directors, such positions may be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which such director has been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

Section 3.4 **Resignation**. Any director may resign at any time upon written notice to the Corporation. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3.5 **Removal**. To the fullest extent permitted by law, any director or the entire Board of Directors may be removed, with or without cause, by the affirmative vote of a majority of the voting power of the outstanding shares then entitled to vote at an election of directors; *provided, however*, that whenever the holders of any class or series of capital stock are entitled to elect or appoint one or more directors by the Certificate of Incorporation, the affirmative vote of the holders of a majority of the outstanding shares of that class or series (and not the vote of the outstanding shares as a whole) shall be necessary to remove a director elected or appointed by such class or series without cause.

Section 3.6 **Meetings**. Meetings of the Board of Directors, regular or special, may be held at any place within or without the State of Delaware. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. An annual meeting of the Board of Directors shall be held as soon as practicable following each annual meeting of stockholders. The Board of Directors may fix times and places for such annual meeting and additional regular meetings of the Board of Directors and no further notice of such meetings need be given. A special meeting of the Board of Directors shall be held whenever called by the Chairman of the Board or by a majority of the Whole Board, at such time and place as shall be specified in the notice or waiver thereof. The person or persons authorized to call a special meeting of the Board of Directors may fix the place and time of the meetings. Notice of any special meeting shall be given to each director at his or her business or residence in writing, by electronic mail or by telegram or by telephone communication. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by electronic mail, such notice shall be deemed adequately delivered when the electronic mail is sent at least twenty-four hours before the meeting. If by telegram, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four hours before such meeting. If by facsimile transmission, such notice shall be transmitted at least twenty-four hours before such meeting. If by telephone, the notice shall be given at least twelve hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to these Bylaws as provided under Section 10.1 of these Bylaws.

Section 3.7 **Quorum and Voting**. A whole number of directors equal to at least a majority of the Whole Board shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if there be less than a quorum, a majority of the directors present may adjourn the meeting from time to time, and no further notice thereof need be given other than announcement at the meeting which shall be so adjourned. Except as otherwise provided by law, by the Certificate of Incorporation, or by these Bylaws, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 **Written Consent of Directors in Lieu of a Meeting**. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or of such committee.

Section 3.9 **Compensation**. Directors may receive compensation for services to the Corporation in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by the Board of Directors.

Section 3.10 **Committees of the Board of Directors**. (a) The Board of Directors may, by resolution, establish an Executive Committee and one or more other committees, each committee to consist of one or more directors. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee and the alternate or alternates, if any, designated for such member, the member or members of the committee present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(b) The Executive Committee, if established, and any such other committee to the extent provided in the resolution establishing such committee, shall have and may exercise all the power and authority of the Board of Directors in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the Corporation. A committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. The Executive Committee shall, without limitation, have the power and authority to declare dividends, to authorize the issuance of stock and to adopt a certificate of ownership and merger pursuant to Section 253 of the DGCL (*provided*, that no vote of stockholders of the Corporation is required for the effectuation of such merger). Other committees shall have such names as may be determined from time to time by resolution adopted by the Board of Directors. Each committee so formed shall keep regular minutes of its meetings and report the same to the Board of Directors when required.

Section 3.11 **Chairman of the Board**. The Chairman of the Board shall be elected, by the affirmative vote of at least a majority of the directors then in office. The Chairman of the Board shall serve as such for a term of one (1) year. The Chairman of the Board shall have the authority provided in these Bylaws. The Chairman of the Board shall preside at all meetings of stockholders and of the Board of Directors.

Section 3.12 **Vice Chairman of the Board**. The Vice Chairman of the Board shall be elected from among the directors by the affirmative vote of at least a majority of the directors then in office. The Vice Chairman of the Board shall serve as such for a term of one (1) year. In the case of the absence or inability of the Chairman of the Board to act, or a vacancy in the office of the Chairman of the Board, the Vice Chairman of the Board shall exercise the powers and discharge the duties of the Chairman of the Board, unless determined otherwise by the Board of Directors. The Vice Chairman of the Board shall have the authority provided in these Bylaws.

ARTICLE IV

Officers

Section 4.1 **Officers**. The Board of Directors shall elect a President, a Secretary and a Treasurer, and one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. All officers elected by the Board of Directors shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV, together with such other powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity. The Board of Directors may elect, and may delegate power to elect, such other officers, agents and employees as it may deem necessary or proper, who shall hold their offices or positions for such terms, have such authority and perform such duties as may from time to time be determined by or pursuant to authorization of the Board of Directors.

Section 4.2 **Election and Term of Office**. The officers of the Corporation shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the stockholders. If the election of officers shall not be accomplished at such meeting, such election shall be accomplished as soon thereafter as convenient. Subject to Section 4.3 of these Bylaws, each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death, removal or resignation.

Section 4.3 **Resignation and Removal**. Any officer may resign at any time upon written notice to the Corporation. Any elected officer may be removed by a majority of the members of the Whole Board, with or without cause, at any time. The Board of Directors may delegate such power of removal as to officers, agents and employees not elected by the Board of Directors. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Corporation shall not itself create contract rights.

Section 4.4 **Compensation and Bond**. The compensation of the officers of the Corporation shall be fixed by the Board of Directors, but this power may be delegated to any officer in respect of other officers under his or her control. The Corporation may secure the fidelity of any or all of its officers, agents or employees by bond or otherwise.

Section 4.5 **President and Chief Executive Officer**.

(a) The Chief Executive Officer shall be appointed by the Board of Directors pursuant to Section 4.1 and shall be nominated for a directorship by virtue of his or her office. The Chief Executive Officer shall manage the affairs of the Corporation and shall be the representative of the Corporation in all public matters. The Chief Executive Officer may be removed by a majority of the members of the Whole Board, with or without cause, at any time. In the case of temporary absence or inability to act, the Chief Executive Officer may designate any other officer to assume all the functions and discharge all the duties of the Chief Executive Officer. Upon his or her failure to do so, or if the office of Chief Executive Officer is vacant, any officer so designated by the Board of Directors shall perform the functions and duties of the Chief Executive Officer.

(b) The President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.6 **Vice Presidents**. Each Vice President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.7 **Treasurer**. The Treasurer shall have charge of all funds and securities of the Corporation, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Corporation in such banks or depositaries as the Board of Directors may authorize. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Corporation and may sign all receipts and vouchers for payments made to the Corporation and may disburse funds as directed by the Board of Directors.

He or she shall have all such further powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her by the Board of Directors.

Section 4.8 **Secretary**. The Secretary shall record all the proceedings of the meetings of the stockholders and directors in a book to be kept for that purpose and shall also record therein all action taken by written consent of directors in lieu of a meeting. He or she shall attend to the giving and serving of all notices of the Corporation. He or she shall have custody of the seal of the Corporation and shall attest the same by his or her signature whenever required. He or she shall have charge of the stock ledger and such other books and papers as the Board of Directors may direct, but he or she may delegate responsibility for maintaining the stock ledger to any transfer agent appointed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her by the Chief Executive Officer or the Board of Directors.

Section 4.9 **Assistant Treasurers**. In the absence or inability to act of the Treasurer, any Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him or her.

Section 4.10 **Assistant Secretaries**. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him or her.

Section 4.11 **Delegation of Duties**. In case of the absence of any officer of the Corporation, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may confer for the time being the powers or duties, or any of them, of such officer upon any other officer or upon any director.

ARTICLE V

Indemnification And Insurance

Section 5.1 **Right to Indemnification**. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "**proceeding**"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "**indemnitee**"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; *provided, however*, that except as provided in Section 5.3 with respect to proceedings seeking to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 5.2 **Right to Advancement of Expenses**. The right to indemnification conferred in Section 5.1 shall include the right to be paid by the Corporation the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "**advancement of expenses**"); *provided, however*, that, if the DGCL requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "**undertaking**"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "**final adjudication**") that such indemnitee is not entitled to be indemnified for such expenses under this Section 5.2 or otherwise.

Section 5.3 **Right of Indemnitee to Bring Suit**. If a claim under Section 5.1 or Section 5.2 is not paid in full by the Corporation within thirty (30) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article V or otherwise shall be on the Corporation.

Section 5.4 **Non-Exclusivity of Rights**. The right to indemnification and the advancement of expenses conferred in this Article V shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, provision of these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

Section 5.5 **Insurance**. The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 5.6 **Indemnification of Employees and Agents of the Corporation**. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Corporation to the fullest extent of the provisions of this Article V with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 5.7 **Contract Rights**. The rights to indemnification and to the advancement of expenses conferred in Section 5.1 and Section 5.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

ARTICLE VI

Stock

Section 6.1 **Certificates**. Certificates for stock of the Corporation shall be in such form as shall be approved by the Board of Directors and shall be signed in the name of the Corporation by the Chairman of the Board, the Chief Executive Officer, the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary. Such certificates may be sealed with the seal of the Corporation or a facsimile thereof. Any of or all the signatures on a certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he or she were such officer, transfer agent or registrar at the date of issue. The Board of Directors may provide by resolution or resolutions that all or some of any class or series of stock of the Corporation shall be uncertificated shares. Within a reasonable time following the issuance or transfer of any uncertificated shares, the Corporation shall send to the registered owner thereof any written notice prescribed by the DGCL.

Section 6.2 **Transfers of Stock**. Transfers of stock shall be made only upon the books of the Corporation by the holder, in person or by a duly authorized attorney, and on the surrender of the certificate or certificates for the same number of shares, with an assignment and power of transfer endorsed thereon or attached thereto, duly executed, with such proof of the authenticity of the signature as the Corporation or its agents may reasonably require. The Board of Directors shall have the power to make all such rules and regulations, not inconsistent with the Certificate of Incorporation and these Bylaws and the DGCL, as the Board of Directors may deem appropriate concerning the issue, transfer and registration of certificates for stock of the Corporation. The Board of Directors may appoint one or more transfer agents or registrars of transfers, or both, and may require all stock certificates to bear the signature of either or both.

Section 6.3 **Lost, Stolen or Destroyed Certificates**. The Corporation may issue a new stock certificate in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate or his or her legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate. The Board of Directors may require such owner to satisfy other reasonable requirements as it deems appropriate under the circumstances.

Section 6.4 **Stockholder Record Date**. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board of Directors, (l) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however*, that the Board of Directors may fix a new record date for the adjourned meeting.

Only such stockholders as shall be stockholders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to receive payment of such dividend or other distribution, or to exercise such rights in respect of any such change, conversion or exchange of stock, or to participate in such action, as the case may be, notwithstanding any transfer of any stock on the books of the Corporation after any record date so fixed.

ARTICLE VII

Seal

Section 7.1 **Seal**. The seal of the Corporation shall be circular in form and shall bear, in addition to any other emblem or device approved by the Board of Directors, the name of the Corporation, the year of its incorporation and the words "**Corporate Seal**" and "**Delaware**". The seal may be used by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE VIII

Waiver Of Notice

Section 8.1 **Waiver of Notice**. Whenever notice is required to be given to any stockholder or director of the Corporation under any provision of the DGCL or the Certificate of Incorporation or these Bylaws, a written waiver thereof, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. In the case of a stockholder, such waiver of notice may be signed by such stockholder's attorney or proxy duly appointed in writing. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE IX

Checks, Notes, Drafts, Etc.

Section 9.1 **Checks, Notes, Drafts, Etc**. Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors or a duly authorized committee thereof may from time to time designate.

ARTICLE X

Amendments

Section 10.1 **Amendments**. These Bylaws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or meeting of the stockholders. With respect to each Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of the Bylaws of this Corporation shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange, and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

ARTICLE XI

Waiver Of Limits

Section 11.1 **Waiver of Ownership Limits and Voting Limits to Permit Merger.**

(a) The Board of Directors hereby waives (i) pursuant to Article FOURTH, Section III(a)(i) of the certificate of incorporation of the Corporation dated November 16, 2004, as amended ("**2004 Certificate**"), the restrictions on ownership of capital stock of the Corporation described in Article FOURTH, Section III(a)(i) of the 2004 Certificate, and (ii) pursuant to Article FOURTH, Section III(b)(i) of the 2004 Certificate, the restrictions on voting rights with respect to the capital stock of the Corporation as described in Article FOURTH, Section III(b)(i) of the 2004 Certificate, in each case solely in order to permit the merger and the other transactions contemplated by that certain Agreement and Plan of Merger, dated as of April 30, 2007, by and among Eurex Frankfurt AG, a stock corporation organized under the laws of the Federal Republic of Germany ("**Eurex Frankfurt**"), Ivan Acquisition Co., a Delaware corporation and a wholly-owned indirect subsidiary of Eurex Frankfurt, and the Corporation, under which the Corporation (A) will become a wholly-owned subsidiary of U.S. Exchange Holdings, Inc., a Delaware corporation that is a wholly-owned subsidiary of Eurex Frankfurt, and (B) will become an indirect subsidiary of Eurex Frankfurt, Eurex Zürich AG ("**Eurex Zürich**"), a stock corporation organized under the laws of Switzerland, Deutsche Börse AG ("**Deutsche Börse**"), a stock corporation organized under the laws of the Federal Republic of Germany, SWX Swiss Exchange ("**SWX**"), a stock corporation organized under the laws of Switzerland, SWX Group, a stock corporation organized under the laws of Switzerland, and Verein SWX Swiss Exchange, an association organized under the laws of Switzerland. For the purpose of this Article XI, Deutsche Börse, Eurex Frankfurt, Eurex Zürich, SWX, SWX Group, Verein SWX Swiss Exchange, and U.S. Exchange Holdings, Inc. are collectively referred to as the "**Upstream Owners**."

(b) In so waiving the applicable Ownership Limits and Voting Limits to allow ownership and voting of the capital stock of the Corporation by the Upstream Owners, the Board of Directors has determined, with respect to each Upstream Owner, that: (i) such waiver will not impair the ability of the Corporation and each Controlled National Securities Exchange, or facility thereof, to carry out its respective functions and responsibilities under the Exchange Act and the rules promulgated thereunder; (ii) such waiver is otherwise in the best interests of the Corporation, its stockholders, and each Controlled National Securities Exchange, or facility thereof; (iii) such waiver will not impair the ability of the Commission to enforce the Exchange Act; (iv) neither the Upstream Owner nor any of its Related Persons are subject to any applicable "statutory disqualification" (within the meaning of Section 3(a)(39) of the Exchange Act); and (v) neither the Upstream Owner nor any of its Related Persons is a member (as such term is defined in Section 3(a)(3)(A) of the Exchange Act) of such Controlled National Securities Exchange.

Exhibit C - EDGA

ISE LLC

Last Amended December 28, 2007

AMENDED AND RESTATED CONSTITUTION

OF

INTERNATIONAL SECURITIES EXCHANGE, LLC

TABLE OF CONTENTS

AMENDED AND RESTATED CONSTITUTION

OF

INTERNATIONAL SECURITIES EXCHANGE, LLC

ARTICLE I
SOLE LLC MEMBER

Section 1.1 Sole LLC Member. International Securities Exchange, LLC (the "Exchange") is a single member limited liability company with one limited liability company interest currently authorized (the "LLC Interest"). The holder of the LLC interest is International Securities Exchange Holdings, Inc., which may assign the LLC Interest as provided in the LLC Agreement (the "Sole LLC Member").

Section 1.2 Meetings of Sole LLC Member. (a) Meetings of the Sole LLC Member shall be held at such place within or without the State of Delaware, as may be fixed by the Board of Directors in conjunction with meetings of holders of Exchange Rights (as defined in Article VI of the Limited Liability Company Agreement of the Exchange (the "LLC Agreement")).

(b) The Sole LLC Member shall meet annually along with the holders of Exchange Rights on such date and place and at such time as may be designated by the Board of Directors provided in Section 2.1 to elect the members of the Board of Directors and transact such other business as may be set forth in the written notice of the meeting.

Section 1.3 Special Meetings of Sole LLC Member. A special meeting of the Sole LLC Member may be called by the Chairman of the Board of the Exchange or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Exchange at the request of the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Exchange would at the time have if there were no vacancies (the "Whole Board"), including no less than fifty percent (50%) of the Non-Industry Directors. A special meeting shall also be called by the Secretary of the Exchange at the request of the Sole LLC Member. The Board of Directors may designate the place of meeting for any special meeting, and if no such designation is made, the place of meeting shall be the principal executive offices of the Exchange.

Section 1.4. Notice of Sole LLC Member Meetings; Proxies; Record Date; No Action by Written Consent. Whenever the Sole LLC Member is required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of this Constitution, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, and except in instances in which the Sole LLC Member duly waives notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to the Sole LLC Member. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to the Sole LLC Member at the address of the Sole LLC Member as it appears on the records of the Exchange. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Exchange may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to the Sole LLC Member.

In order that the Exchange may determine the holder of the Interest entitled to notice of or to vote at any meeting of the Sole LLC Member or any adjournment thereof or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action. If no record date is fixed by the Board of Directors, (l) the record date for determining the holder of the Interest entitled to notice of or to vote at a meeting of the Sole LLC Member shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining the holder of the Interest for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of the holder of the Interest of record entitled to notice of or to vote at a meeting of the Sole LLC Member shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting. Only such holder of the Interest as shall be holder of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to participate in such action, as the case may be, notwithstanding any transfer of the Interest on the books of the Exchange after any record date so fixed.

Any action required or permitted to be taken by the Sole LLC Member must be taken at any annual or special meeting of the Sole LLC Member and may not be taken by any consent in writing by the Sole LLC Member.

ARTICLE II

EXCHANGE RIGHTS

Section 2.1 Annual Meeting. An annual meeting of the holders of Exchange Rights shall be held on such date and at such time as may be designated by the Board of Directors at the principal executive offices of the Exchange, or at such other place within or without the State of Delaware as may be fixed by the Board of Directors for the purpose of electing directors to fill expiring terms.

Section 2.2 Special Meetings. A special meeting of the holders of Exchange Rights entitled to vote on any business to be considered at any such meeting may be called by the Chairman of the Board of the Exchange or a majority of the Board of Directors for any purpose or purposes, and shall be called by the Secretary of the Exchange at the request of the Board of Directors pursuant to a resolution adopted by a majority of the Whole Board, including no less than fifty percent (50%) of the Non-Industry Directors. The Board of Directors may designate the place of meeting for any special meeting, and if no such designation is made, the place of meeting shall be the principal executive offices of the Exchange.

Section 2.3 Notice of Meetings. Whenever holders of Exchange Rights are required or permitted to take any action at a meeting, unless notice is waived as provided in Section 8.1 of this Constitution, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Unless otherwise provided by law, and except as to any holder of Exchange Rights duly waiving notice, the written notice of any meeting shall be given personally or by mail, not less than ten (10) nor more than sixty (60) days before the date of the meeting to each holder of Exchange Rights entitled to vote at such meeting. If mailed, notice shall be deemed given when deposited in the mail, postage prepaid, directed to each such holder at such holder's address as it appears on the records of the Exchange. Any previously scheduled meeting of the holders of Exchange Rights may be postponed by resolution of the Board of Directors and upon public notice given by press release prior to the time previously scheduled for such meeting of holders.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Exchange may transact any business which might have been transacted at the original meeting. If, however, the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each holder of Exchange Rights of record entitled to vote at the meeting.

Section 2.4 Quorum. Except as otherwise provided by law, the LLC Agreement or by this Constitution, at any meeting of holders of Exchange Rights the holders of a majority of the voting power of the outstanding Exchange Rights entitled to vote generally in the election of Exchange Directors (the "Voting Rights"), either present in person or represented by proxy, shall constitute a quorum for the transaction of any business at such meeting, except that, when specified business is to be voted on by a series voting as a class, the holders of a majority of the voting power of such series entitled to vote shall constitute a quorum for the transaction of such business. To the fullest extent permitted by applicable law, the chairman of the meeting or a majority of the voting power of the Voting Rights so represented may adjourn the meeting from time to time, whether or not there is such a quorum (or in the case of specified business to be voted on as a series, the chairman or a majority of the rights of such series entitled to vote which are so represented may adjourn the meeting with respect to such specified business). No notice of the time and place of adjourned meetings need be given except as provided in the last paragraph of Section 2.3 of this Constitution. The holders of Exchange Rights present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of holders to result in less than a quorum.

Section 2.5 Voting. Except with respect to the directors elected by the Sole LLC Member, as set forth in Section 3.2(b) hereof, whenever directors are to be elected at a meeting, they shall be elected by a plurality of the votes cast at the meeting by the holders of Exchange Rights entitled to vote thereon. Whenever any company action, other than the election of directors, is to be taken by vote of the holders of Exchange Rights at a meeting, such company action shall, except as otherwise required by law, by the LLC Agreement or by this Constitution, be authorized by the affirmative vote of the holders of a majority of the Exchange Rights present or represented by proxy and entitled to vote with respect to such company action.

Except as otherwise provided by law, or by the LLC Agreement, each holder of record of Exchange Rights entitled to vote on any matter at any meeting of holders of Exchange Rights shall be entitled to one vote for each Exchange Right standing in the name of such holder on the books of the Exchange on the record date for the determination of the holders entitled to vote at the meeting.

Upon the demand of any holder of Exchange Rights entitled to vote, the vote for directors or the vote on any other matter at a meeting shall be by written ballot, but otherwise the method of voting and the manner in which votes are counted shall be discretionary with the presiding officer at the meeting.

Section 2.6 Proxies. Each holder of Exchange Rights entitled to vote at a meeting of holders may authorize another person or persons to act for him or her by proxy, but no such proxy shall be voted or acted upon after eleven (11) months from its date, unless the proxy provides for a longer period. Every proxy shall be signed by the holder or by his or her duly authorized attorney. Such proxy must be filed with the Secretary of the Exchange or his or her representative at or before the time of the meeting.

Section 2.7 Record Date. In order that the Exchange may determine the holders of Exchange Rights entitled to notice of or to vote at any meeting of holders or any adjournment thereof or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action.

If no record date is fixed by the Board of Directors, (l) the record date for determining holders of Exchange Rights entitled to notice of or to vote at a meeting of holders shall be at the close of business on the day next preceding the date on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, and (2) the record date for determining holders of Exchange Rights for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

A determination of holders of Exchange Rights of record entitled to notice of or to vote at a meeting of holders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Only such holders of Exchange Rights as shall be holders of record on the date so fixed shall be entitled to notice of, and to vote at, such meeting and any adjournment thereof, or to participate in such action, as the case may be, notwithstanding any transfer of any rights on the books of the Exchange after any record date so fixed.

Section 2.8 List of Holders. The Secretary of the Exchange shall prepare and make, at least ten (10) days before every meeting of holders of Exchange Rights, a complete list of the holders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each holder and the number of Exchange Rights registered in the name of each holder. Such list shall be open to the examination of any holder, for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting on a reasonably accessible electronic network, provided that information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Exchange. In the event that the Exchange determines to make the list available on an electronic network, the Exchange may take reasonable steps to ensure that such information is available only to holders of Exchange Rights. If the meeting is to be held at a place, then the list shall also be produced at the place of the meeting during the whole time thereof, and may be inspected by any holder of Exchange Rights who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any holders of Exchange Rights during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Nothing in this Section shall require the Exchange to include electronic mail addresses or other electronic contact information on such list.

The list of holders of Exchange Rights shall be the only evidence as to who are the holders entitled to examine the list required by this Section or the books of the Exchange, or to vote in person or by proxy at any meeting of holders of Exchange Rights.

Section 2.9 No Action by Written Consent. Any action required or permitted to be taken by the holders of Exchange Rights must be taken at an annual meeting or special meeting of the holders of Exchange Rights and may not be taken by any consent in writing by such holders.

ARTICLE III

DIRECTORS

Section 3.1 General Powers. The business and affairs of the Exchange shall be managed by or under the direction of its Board of Directors. In addition to the powers and authorities by this Constitution expressly conferred upon it, the Board of Directors may exercise all such powers of the Exchange and do all such lawful acts and things as are not by the LLC Agreement or by this Constitution required to be exercised or done by the Sole LLC Member or the holders of Exchange Rights.

Section 3.2 Number, Tenure, Qualifications and Voting. (a) The number of directors shall be no less than fifteen (15) and no more than sixteen (16) and may be changed only with the approval of the affirmative vote of the holders of two-thirds of the then outstanding Exchange Rights.

(b) The Board shall be composed as follows:

(i) Two (2) directors shall be officers, directors or partners of Primary Market Makers and shall be elected by a plurality of the holders of the PMM Rights voting together as a class (the "PMM Directors"),

(ii) Two (2) directors shall be officers, directors or partners of Competitive Market Makers and shall be elected by a plurality of the holders of the CMM Rights voting together as a class (the "CMM Directors"),

(iii) Two (2) directors shall be officers, directors or partners of Electronic Access Members and shall be elected by the plurality of the holders of the EAM Rights voting together as a class (the "EAM Directors"),

(iv) Eight (8) directors shall also meet the requirements of non-industry representatives and shall be elected by the Sole LLC Member (the "Non-Industry Directors"), at least two (2) of whom shall be public representatives (the "Public Directors"),

(v) One (1) director shall be the person then holding the office of Chief Executive Officer of the Exchange and shall be elected by the Sole LLC Member, and

(vi) The Sole LLC Member may, in its sole and absolute discretion, elect one (1) additional director who shall meet the requirements of "Non-Industry Directors," except that such person was employed by the Exchange at any time during the three (3) year period prior to his or her initial election (the "Former Employee Director").

(c) The Exchange Directors, the Non-Industry Directors and the Public Directors shall be divided into two classes, and designated as Class I or Class II directors. The Class I directors shall be initially elected for a term expiring at the 2005 annual meeting of the Sole LLC Member and holders of Exchange Rights and the Class II directors shall be initially elected for a term expiring at the 2006 annual meeting of Sole LLC Member and holders of Exchange Rights. At each annual meeting of the holders of Exchange Rights and the Sole LLC Member, the holders of Exchange Rights and the Sole LLC Member shall elect the successors to the directors whose terms are expiring. Each of Class I and Class II shall be comprised of half of the Non-Industry Directors and half of each of the PMM Directors, CMM Directors and EAM Directors. The Exchange Directors of each class shall hold office until their successors shall have been duly elected and qualified. At each succeeding annual meeting of the Sole LLC Member and the holders of Exchange Rights, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member held in the second year following the year of their election, and until their successors are elected and qualified. The Chief Executive Officer shall hold office for a term of one (1) year, or until such earlier time as such person no longer serves as Chief Executive Officer of the Exchange. If a Former Employee Director is elected by the Sole LLC Member pursuant to Section 3.2(b)(vi), such director shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member held in the second year following the year of his or her election. In the event that such Former Employee Director position becomes available, whether through vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, the Sole LLC Member may, in its sole and absolute discretion, elect a person satisfying the requirements of a "Former Employee Director," and such director so chosen shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member at which the term of office of the prior Former Employee Director expires.

(d) All meetings of the Board of Directors of the Exchange (and any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates shall be closed to all persons other than members of the Board of Directors and officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of the Sole LLC Member who are not also members of the Board of Directors of the Exchange or any officers, staff, counsel or advisors of the Sole LLC Member who are not also officers, staff, counsel or advisors of the Exchange be allowed to participate in any meetings of the Board of Directors of the Exchange (or any committees of the Exchange) pertaining to the self-regulatory function of the Exchange (including disciplinary matters) or relating to the structure of the market which the Exchange regulates.

(e) Qualifications and other Requirements.

(i) No Exchange Member shall have more than one officer, director or partner of such Exchange Member elected to the Board of Directors during any term.

(ii) The Chief Executive Officer shall serve on the Board only for so long as such person remains the Chief Executive Officer.

(iii) No Exchange Director may serve on the Board of Directors for more than three (3) consecutive terms. In determining the amount of time a Director has served on the Board of Directors, such Director's service as a director for any predecessor entity of the Exchange shall be taken into account. Any such director may be eligible for election following a two-year hiatus from service on the Board of Directors.

(iv) A Former Employee Director may not serve on the Board of Directors for more than three (3) consecutive terms. Any such director may be eligible for election as a director following a two-year hiatus from service on the Board of Directors, provided, that he or she meets the director qualifications pursuant to Section 3.2(b).

Section 3.3 Vacancies and Newly Created Directorships. In the event that a director position becomes available, whether through a vacancy resulting from death, resignation, retirement, disqualification, removal from office or other cause, or a newly created directorship resulting from any increase in the authorized number of directors, the Nominating Committee, in the case of a vacancy for an Exchange Directorship, and the Corporate Governance Committee, in the case of a vacancy for a Non-Industry Directorship, shall nominate, and the Board of Directors shall elect, by the affirmative vote of a majority of the remaining directors, though less than a quorum of the Board of Directors, a person satisfying the qualifications for the class of directors in which there is a vacancy, and any director so chosen shall hold office for a term expiring at the annual meeting of holders of Exchange Rights and the Sole LLC Member at which the term of office of the class to which such director has been elected expires and until such director's successor shall have been duly elected and qualified. No decrease in the number of authorized directors constituting the Whole Board shall shorten the term of any incumbent director.

Section 3.4 Resignation. Any director may resign at any time upon written notice to the Exchange. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 3.5 Removal. Any director may be removed from office at any time, but only for cause and only by the affirmative vote of, in the case of the Non-Industry Directors, the Sole LLC Member, and in the case of the Exchange Directors, the holders of at least a majority of the Exchange Rights entitled to vote with respect to such Exchange Director.

Section 3.6 Meetings. Meetings of the Board of Directors, regular or special, may be held at any place within or without the State of Delaware. Members of the Board of Directors, or of any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting. An annual meeting of the Board of Directors shall be held as soon as practicable following each annual meeting of holders of Exchange Rights and the Sole LLC Member. The Board of Directors may fix times and places for such annual and additional regular meetings of the Board of Directors and no further notice of such meetings need be given. A special meeting of the Board of Directors shall be held whenever called by the Chairman of the Board or by the Secretary if one (1) PMM Director and one (1) CMM Director shall request such a meeting, or if a majority of the Non-Industry Directors shall request such a meeting, at such time and place as shall be specified in the notice or waiver thereof. The person or persons authorized to call a special meeting of the Board of

Directors may fix the place and time of the meetings. Notice of any special meeting shall be given to each director at his or her business or residence in writing, by electronic mail or by telegram or by telephone communication. If mailed, such notice shall be deemed adequately delivered when deposited in the United States mails so addressed, with postage thereon prepaid, at least five (5) days before such meeting. If by electronic mail, such notice shall be deemed adequately delivered when the electronic mail is sent at least twenty-four hours before the meeting. If by telegram, such notice shall be deemed adequately delivered when the telegram is delivered to the telegraph company at least twenty-four hours before such meeting. If by facsimile transmission, such notice shall be transmitted at least twenty-four hours before such meeting. If by telephone, the notice shall be given at least twelve hours prior to the time set for the meeting. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board of Directors need be specified in the notice of such meeting, except for amendments to this Constitution as provided under Section 10.1 of this Constitution.

Section 3.7 Quorum and Voting. A number of directors equal to at least a majority of the Whole Board, including no less than fifty percent (50%) of the Non-Industry Directors, provided that such requirement shall be deemed satisfied if at least fifty percent (50%) of the Non-Industry Directors are (i) present at or (ii) have waived their attendance for a meeting after receiving an agenda prior to such meeting, shall constitute a quorum for the transaction of business at any meeting of the Board of Directors, but if there be less than a quorum, a majority of the directors present may adjourn the meeting from time to time, and no further notice thereof need be given other than announcement at the meeting so adjourned. Except as otherwise provided by law, by the LLC Agreement, or by this Constitution, the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 3.8 Written Consent of Directors in Lieu of a Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or of such committee.

Section 3.9 Compensation. Directors may receive compensation for services to the Exchange in their capacities as directors or otherwise in such manner and in such amounts as may be fixed from time to time by the Board of Directors.

Section 3.10 Nomination of Directors. (a) (i) Nominees for election of the Exchange Directors shall be selected by the Nominating Committee as described in Section 5.3(c) or as provided in this Section 3.10.

(ii) In addition to the nominees for Exchange Directors named by the Nominating Committee, persons eligible to serve as such may be nominated for election to the Board of Directors by a petition, signed by the holders of not less than five percent (5%) of the outstanding Exchange Rights of the series entitled to elect such person if there are more than eighty (80) Exchange Rights in the series entitled to vote, ten percent (10%) of the outstanding rights of such series entitled to elect such person if there are between eighty (80) and forty (40) Exchange Rights in the series entitled to vote, and twenty-five percent (25%) of the outstanding Exchange Rights of such series entitled to elect such person if there are less than forty (40) Exchange Rights in the series entitled to vote. Such petition must be filed with the Secretary at least 45 days prior to the annual meeting for such year.

For purposes of determining whether a person has been nominated for election by petition by the requisite percentage, no Exchange Member, alone or together with its affiliates, may account for more than fifty percent (50%) of the signatures of the holders of outstanding Exchange Rights of the series entitled to elect such person, and any such signatures by such Exchange Member, alone or together with its affiliates, in excess of such fifty percent (50%) limitation shall be disregarded.

(b) (i) Nominees for election of the Non-Industry Directors, including the Public Directors, shall be selected by the Corporate Governance Committee or by the Sole LLC Member in the manner set forth in subparagraph (ii) below. In the event any nominee named by the Corporate Governance Committee withdraws or becomes ineligible, the Corporate Governance Committee may select an additional nominee to replace the withdrawn or ineligible nominee. In making nominations, such committee shall give due consideration to a member's longevity of service on the Board of Directors and the benefits of rotation of the Non-Industry Directors serving on the Board of Directors.

(ii) In addition to the nominees named by the Corporate Governance Committee, persons may be nominated for election to the Board as Non-Industry Directors by a petition, signed by the Sole LLC Member. Such petition must be filed with the Secretary at least 45 days prior to the annual meeting for such year.

(c) Nominees for director shall provide the Secretary such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Non-Industry Director, a Public Director or an Exchange Director.

Section 3.11 Interested Directors. (a) No director shall directly or indirectly participate as a member of the Board of Directors or of any committee in any matter which would substantially affect his or her interest or the interests of any person in whom he or she is directly or indirectly interested, although interested directors may be counted in determining the presence of a quorum at the meeting of the Board of Directors or of a committee which authorizes actions with respect to such matter.

(b) An interested director shall disqualify himself or herself or shall be disqualified by a vote of the Board of Directors or the chairman of any committee.

(c) For purposes of this Section, a director is not personally interested by reason of being or having been a member of a committee which has made prior inquiry, examination or investigation of the subject under consideration, nor in the determination of matters that may affect the Exchange Members as a whole or certain types of Exchange

Members, and Exchange Directors shall not be prohibited from participating in such determination by reason of their participation in the normal course of the conduct of Exchange business.

Section 3.12 Chairman of the Board. The Chairman of the Board shall be a Non-Industry Director or Former Employee Director who is elected by the affirmative vote of at least two-thirds of the directors then in office. The Chairman of the Board shall serve as such for a term of one (1) year. The Chairman of the Board shall have the authority provided in this Constitution and the Rules, but shall not be an officer of the Exchange. The Chairman of the Board shall preside at all meetings of holders of Exchange Rights, the Sole LLC Member, and of the Board of Directors.

Section 3.13 Vice Chairman of the Board. The Vice Chairman of the Board shall be elected from among the directors by the affirmative vote of at least two-thirds of the directors then in office. The Vice Chairman of the Board shall serve as such for a term of one (1) year. In the case of the absence or inability of the Chairman of the Board to act, or a vacancy in the office of the Chairman of the Board, the Vice Chairman of the Board shall exercise the powers and discharge the duties of the Chairman of the Board, unless determined otherwise by the Board of Directors. The Vice Chairman of the Board shall have the authority provided in this Constitution and the Rules, but shall not be an officer of the Exchange.

ARTICLE IV

OFFICERS

Section 4.1 Officers. The Board of Directors shall elect a President, a Secretary and a Treasurer, and one or more Vice Presidents, one or more Assistant Secretaries and one or more Assistant Treasurers. All officers elected by the Board of Directors shall have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article IV, together with such other powers and duties as from time to time may be conferred by the Board of Directors or any committee thereof. Any number of such offices may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity. The Board of Directors may elect, and may delegate power to elect, such other officers, agents and employees as it may deem necessary or proper, who shall hold their offices or positions for such terms, have such authority and perform such duties as may from time to time be determined by or pursuant to authorization of the Board of Directors.

Section 4.2 Election and Term of Office. The officers of the Exchange shall be elected annually by the Board of Directors at the regular meeting of the Board of Directors held after each annual meeting of the Sole LLC Member and holders of Exchange Rights. If the election of officers shall not be accomplished at such meeting, such election shall be accomplished as soon thereafter as convenient. Subject to Section 4.3 of this Constitution, each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death, removal or resignation.

Section 4.3 Resignation and Removal. Any officer may resign at any time upon written notice to the Exchange. Any elected officer may be removed by a majority of the members of the Whole Board, with or without cause, at any time. The Board of Directors may delegate such power of removal as to officers, agents and employees not elected by the Board of Directors. Such removal shall be without prejudice to a person's contract rights, if any, but the appointment of any person as an officer, agent or employee of the Exchange shall not itself create contract rights.

Section 4.4 Compensation and Bond. The compensation of the officers of the Exchange shall be fixed by the Board of Directors, but this power may be delegated to any officer in respect of other officers under his or her control. The Exchange may secure the fidelity of any or all of its officers, agents or employees by bond or otherwise.

Section 4.5 Qualification. The officers and employees of the Exchange shall not be holders of Exchange Rights nor affiliated with an Exchange Member.

Section 4.6 President and Chief Executive Officer. (a) The Chief Executive Officer shall be elected by the Board of Directors pursuant to Section 4.1 and shall be nominated for a directorship by virtue of his or her office. The Chief Executive Officer shall manage the affairs of the Exchange and shall be the representative of the Exchange in all public matters. The Chief Executive Officer shall not engage in any other occupation during his or her incumbency except with the approval of the Board of Directors. The Chief Executive Officer may be removed by a vote of two-thirds of the directors then in office, exclusive of the Chief Executive Officer, in the event that he or she refuses, fails, neglects or is unable to discharge his or her duties or for any cause affecting the best interests of the Exchange. In the case of temporary absence or inability to act, the Chief Executive Officer may designate any other officer to assume all the functions and discharge all the duties of the Chief Executive Officer. Upon his or her failure to do so, or if the office of Chief Executive Officer is vacant, any officer so designated by the Board of Directors shall perform the functions and duties of the Chief Executive Officer.

(b) The President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.7 Vice Presidents. Each Vice President shall have such powers and perform such duties as the Board of Directors may from time to time prescribe.

Section 4.8 Treasurer. The Treasurer shall have charge of all funds and securities of the Exchange, shall endorse the same for deposit or collection when necessary and deposit the same to the credit of the Exchange in such banks or depositaries as the Board of Directors may authorize. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Exchange, may sign all receipts and vouchers for payments made to the Exchange and may disburse funds in accordance with the Rules or as directed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her by the Board of Directors.

Section 4.9 Secretary. The Secretary shall record all the proceedings of the meetings of the holders of Exchange Rights, the Sole LLC Member and the Board of Directors in a book to be kept for that purpose and shall also record therein all action taken by written consent of directors in lieu of a meeting. He or she shall determine whether a nominee for either director or a prospective committee member meets the required qualifications for such a position and shall review the qualifications of such persons at least annually. He or she shall attend to the giving and serving of all notices of the Exchange. He or she shall have charge of the ledger setting forth the holders of Exchange Rights and such other books and papers as the Board of Directors may direct, but he or she may delegate responsibility for maintaining such ledger to any transfer agent appointed by the Board of Directors. He or she shall have all such further powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her by the Board of Directors.

Section 4.10 Assistant Treasurers. In the absence or inability to act of the Treasurer, any Assistant Treasurer may perform all the duties and exercise all the powers of the Treasurer. An Assistant Treasurer shall also perform such other duties as the Treasurer or the Board of Directors may assign to him.

Section 4.11 Assistant Secretaries. In the absence or inability to act of the Secretary, any Assistant Secretary may perform all the duties and exercise all the powers of the Secretary. An Assistant Secretary shall also perform such other duties as the Secretary or the Board of Directors may assign to him.

Section 4.12 Delegation of Duties. In case of the absence of any officer of the Exchange, or for any other reason that the Board of Directors may deem sufficient, the Board of Directors may confer for the time being the powers or duties, or any of them, of such officer upon any other officer or upon any director.

ARTICLE V

COMMITTEES

Section 5.1 Committees of the Board of Directors. (a) The Board of Directors may from time to time, by resolution passed by a majority of the Whole Board, designate one or more additional committees (the "Board Committees"), each committee to consist of one or more directors of the Exchange. The Board of Directors may designate one or more directors as alternate members of any Board Committee, who may replace any absent or disqualified member at any meeting of the committee. The resolution of the Board of Directors may, in addition or alternatively, provide that in the absence or disqualification of a member of a Board Committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such Board Committee, to the extent provided in the resolution of the Board of Directors or in this Constitution, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Exchange, and may authorize the seal of the Exchange to be affixed to all papers which may require it, except with respect to those matters referred to in

Section 5.2 of this Constitution and as otherwise provided by law. Unless the resolution of the Board of Directors expressly so provides, no such Board Committee shall have the power or authority to authorize the issuance of Exchange Rights. Any such Board Committee may adopt rules governing the method of calling and time and place of holding its meetings. Unless otherwise set forth herein or as provided by the Board of Directors, a majority of any such Board Committee (or the member thereof, if only one) shall constitute a quorum for the transaction of business, and the vote of a majority of the members of such Board Committee present at a meeting at which a quorum is present shall be the act of such Board Committee. Each such Board Committee shall keep a record of its acts and proceedings and shall report thereon to the Board of Directors whenever requested so to do. Any or all members of any such Board Committee may be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the Whole Board.

(b) A committee or subcommittee, other than a Board Committee, may consist of industry and non-industry representatives who are not directors. Such committee members may be appointed by the Board of Directors or the Board of Directors may delegate such authority. Such committee members may only be removed, with or without cause, by resolution of the Board of Directors, passed by a majority of the Whole Board. Each prospective committee member who is not a director shall, upon request, provide the Secretary of the Exchange with such information as is reasonably requested in order to verify that the prospective committee member meets any specified qualifications.

Section 5.2 Executive Committee. The Executive Committee shall consist of six (6) directors, including the Chairman of the Board, the Vice Chairman of the Board and the Chief Executive Officer. At least three (3) of the members of the Executive Committee shall be Non-Industry Directors, at least one (1) of whom shall be a Public Director. The Board shall appoint the members of the Executive Committee in accordance with this Section 5.2. The Chairman of the Executive Committee shall be the Chief Executive Officer of the Exchange. The Executive Committee shall have and may exercise all the powers and authority of the Board of Directors except that the Executive Committee shall not have the powers of the Board of Directors with respect to approving any merger, consolidation, sale of substantially all of the assets or dissolution of the Exchange.

Section 5.3 Nominating Committee. (a) The Nominating Committee shall not act as a committee of the Board of Directors, but rather shall be a committee of the Exchange. The Nominating Committee shall be composed of one (1) representative of a PMM Right, one (1) representative of a CMM Right and one (1) representative of an EAM Right. No officer or employee of the Exchange shall serve on the Nominating Committee. Not less than 60 days, but not more than 75 days, prior to each annual meeting of the Sole LLC Member and holders of Exchange Rights, the Nominating Committee shall select nominees for each Exchange Directorship to be filled. The Board shall appoint the members of the Nominating Committee in accordance with the qualifications prescribed in this Section 5.3.

(b) A member of the Nominating Committee may not simultaneously serve on the Board of Directors, unless such member is in the final year of his or her term as director and does not stand for reelection to the Board of Directors until such time as he or she is no longer a member of the Nominating Committee.

(c) The Nominating Committee shall nominate persons for election to the Board of Directors as the Exchange Directors by the holders of Exchange Rights during the annual meeting pursuant to the following:

(1) The Nominating Committee shall meet on such dates and at such times as determined by the Committee for the purpose of selecting not less than one (1) nominee for each expiring term and vacancy on the Board of Directors for Exchange Directors.

(2) The Nominating Committee will accept recommendations of nominations for an expiring term or vacancy of an Exchange Director from the holders of Exchange Rights entitled to elect such person as provided in Section 3.10(a).

(3) In the event any nominee named by the Nominating Committee withdraws or becomes ineligible, the Nominating Committee may select an additional nominee to replace the withdrawn or ineligible nominee.

(d) At all meetings, a quorum for the transaction of business shall consist of a majority of the members of the Nominating Committee. In the absence of a quorum, a majority of the committee members present may adjourn the meeting until a quorum is present.

Section 5.4 Corporate Governance Committee. The Corporate Governance Committee shall consist of three (3), and no more than eight (8), Non-Industry Directors, each of whom shall meet the requirements established in the Corporate Governance Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Corporate Governance Committee.

Section 5.5 Finance & Audit Committee. The Finance & Audit Committee shall consist of not less than three (3) and no more than five (5), Non-Industry Directors each of whom shall meet the requirements established in the Finance & Audit Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Finance & Audit Committee.

Section 5.6 Compensation Committee. The Compensation Committee shall consist of not less than three (3), and no more than five (5), Non-Industry Directors each of whom shall meet the requirements established in the Compensation Committee charter. The Board of Directors shall adopt a charter setting forth the responsibilities of the Compensation Committee.

Section 5.7 Conduct of Proceedings. Except as otherwise provided in this Constitution, the Rules or by resolution of the Board of Directors, each Committee may determine the manner in which its proceedings shall be conducted.

ARTICLE VI

INDEMNIFICATION AND INSURANCE

Section 6.1 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Exchange or is or was serving at the request of the Exchange as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Exchange to the fullest extent authorized by the Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Exchange to provide broader indemnification rights than the Act permitted the Exchange to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 6.3 with respect to proceedings seeking to enforce rights to indemnification, the Exchange shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 6.2 Right to Advancement of Expenses. The right to indemnification conferred in Section 6.1 shall include the right to be paid by the Exchange the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Exchange of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 6.2 or otherwise.

Section 6.3 Right of Indemnitee to Bring Suit. If a claim under Section 6.1 or Section 6.2 is not paid in full by the Exchange within thirty (30) days after a written claim has been received by the Exchange, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Exchange to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the Exchange shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Act. Neither the failure of the Exchange (including its Board of Directors, independent legal counsel or the Sole LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Exchange (including its Board of Directors, independent legal counsel or the Sole LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Exchange to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VI or otherwise shall be on the Exchange.

Section 6.4 Non-Exclusivity of Rights. The right to indemnification and the advancement of expenses conferred in this Article VI shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of this Constitution, agreement, vote of the Sole LLC Member or disinterested directors or otherwise.

Section 6.5 Insurance. The Exchange may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Exchange or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Exchange would have the power to indemnify such person against such expense, liability or loss under the law.

Section 6.6 Indemnification of Employees and Agents of the Exchange. The Exchange may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Exchange to the fullest extent of the provisions of this Article VI with respect to the indemnification and advancement of expenses of directors and officers of the Exchange.

Section 6.7 Contract Rights. The rights to indemnification and to the advancement of expenses conferred in Section 6.1 and Section 6.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators.

ARTICLE VII

EXCHANGE RIGHTS

Section 7.1 Uncertificated Rights. The Exchange Rights shall be uncertificated rights. The Secretary of the Exchange shall maintain a ledger of such rights and shall be informed by holders of Exchange Rights in the event of a transfer of such rights, as set forth herein. Within a reasonable time following the issuance or transfer of any uncertificated rights, the Exchange shall send to the registered owner thereof written confirmation of such transfer or issuance of rights, as the case may be.

Section 7.2 Transfers of Exchange Rights. Transfers of Exchange Rights shall be made only upon the books of the Exchange by the holder, in person or by a duly authorized attorney, and upon written notice to the Exchange duly executed, with such proof of the authenticity of the signature as the Exchange or its agents may reasonably require. The Board of Directors shall have the power to make all such rules and regulations, not inconsistent with the LLC Agreement and this Constitution and the Act, as the Board of Directors may deem appropriate concerning the issue, transfer and registration of Exchange Rights. Directors may appoint one or more transfer agents or registrars of transfers, or both.

ARTICLE VIII

WAIVER OF NOTICE

Section 8.1 Waiver of Notice. Whenever notice is required to be given to any holder of Exchange Rights, the Sole LLC Member or director of the Exchange under any provision of the Act or the LLC Agreement or this Constitution, a written waiver thereof, signed by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. In the case of a holder of Exchange Rights, such waiver of notice may be signed by such holder's attorney or proxy duly appointed in writing. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the holders of Exchange Rights, the Sole LLC Member, directors or members of a committee of directors need be specified in any written waiver of notice.

ARTICLE IX

CHECKS, NOTES, DRAFTS, ETC.

Section 9.1 Checks, Notes, Drafts, Etc.. Checks, notes, drafts, acceptances, bills of exchange and other orders or obligations for the payment of money shall be signed by such officer or officers or person or persons as the Board of Directors or a duly authorized committee thereof may from time to time designate.

ARTICLE X

AMENDMENTS

Section 10.1 Amendments. This Constitution may be amended, added to, rescinded or repealed at any meeting of the Board of Directors, provided that notice of the proposed change was given in the notice of the meeting and, in the case of the Board of Directors, in a notice given no less than twenty-four hours prior to the meeting provided, however, that (i) if such amendment would alter or change the powers, preferences or special rights of one or more series of Exchange Rights so as to affect them adversely, or increase the aggregate number of authorized PMM Rights or CMM Rights, such amendment shall also be approved by the holders of a majority of such Exchange Rights entitled to vote thereon, in the manner set forth herein and in this Constitution, and to the extent required by Section 6.3(b) of the LLC Agreement, the holders of PMM Rights, voting as a separate class, and CMM Rights, voting as a separate class, in accordance with Section 6.3(b) of the LLC Agreement, and (ii) if such amendment would alter or change the powers, preferences or special rights of the Sole LLC Member's Interest so as to affect it adversely, such amendment shall also be approved by the Sole LLC Member, in the manner set forth in the LLC Agreement and in this Constitution.

ARTICLE XI

REGULATION

Section 11.1 Rulemaking. The Board of Directors may, by the affirmative vote of a majority of the entire Board of Directors, which must include the affirmative vote of either (i) at least one (1) PMM Director and at least one (1) CMM Director, or (ii) at least five (5) Non-Industry Directors, adopt, amend or repeal such Rules as it may deem necessary or proper, including, but not limited to, Rules with respect to:

(a) The trading of securities on the Exchange;

(b) The access of Exchange Members to and the conduct of such Exchange Members with the Exchange System and their use of System facilities;

(c) Insolvency of the Exchange Members;

(d) The partners, officers, directors, stockholders and employees of Exchange Members;

(e) The business conduct of Exchange Members;

(f) The business connections of Exchange Members, and their association with or domination by or over corporations or other persons engaged in the securities business;

(g) Capital requirements for Exchange Members;

(h) The arbitration of disputes, claims and controversies between Exchange Members and procedures relating thereto;

(i) Transfers of Exchange Rights and disposition of the proceeds of such transfers; and

(j) The conduct and procedure for disciplinary hearings and reviews therefrom.

Section 11.2 Supervision. The Board of Directors shall have general supervision over the examination of Exchange Members and associated persons in connection with their conduct of business related to being a member of the Exchange.

(a) The Board of Directors may examine the business conduct and financial condition of Exchange Members and associated persons.

(b) The Board of Directors may adopt Rules with respect to the Exchange's supervision over partnership and corporate arrangements and over officers of Exchange Members, as well as with respect to the employment, compensation and duties of such employees as it may deem appropriate.

(c) The Board of Directors shall supervise all matters relating to the collection, dissemination and use of quotations and of reports of prices on the Exchange.

(d) The Board of Directors shall have the power to approve or disapprove any connection or means of communication with the Exchange and may require the discontinuance of any such connection or means of communication.

Section 11.3 Securities. The Board of Directors may approve the admission of securities for trading on the Exchange or may remove the same from trading on the Exchange.

Section 11.4 Penalties. The Board of Directors may prescribe and impose penalties for violations of this Constitution or Rules for neglect or refusal to comply with orders, directions or decisions of the Board of Directors, or for any other offenses against the Exchange.

ARTICLE XII

PROVISIONS REGARDING EXCHANGE RIGHTS, MEMBERS AND TRADING PRIVILEGES

Section 12.1 PMM Rights.

(a) Each PMM Right shall have the trading rights and privileges set forth herein and in the Rules for Primary Market Makers. A holder of PMM Rights shall (i) exercise the trading rights and privileges associated with a PMM Right if such holder is approved as a Primary Market Maker under this Constitution and the Rules, or (ii) lease all (but not less than all) the trading rights and privileges to an entity that is approved as a Primary Market Maker under this Constitution and the Rules.

(b) Each Primary Market Maker shall be the holder of one or more PMM Rights, or be the lessee of trading rights associated with one or more PMM Rights. Each PMM Right shall entitle a Primary Market Maker, who meets the Exchange's eligibility criteria and is in good standing, to enter quotations and orders into the Exchange's System for such Exchange Member's own account and to perform other functions specified in the Rules to facilitate execution and handling of orders placed into the Exchange's System with respect to options classes allocated by the Exchange as provided in the Rules. Each such Exchange Member shall also be permitted to effect proprietary transactions in other options classes traded on the Exchange pursuant to the Rules.

(c) A PMM Right and/or the trading privileges associated with a PMM Right shall be transferable (in whole but not in part) by the holder of such PMM Right or, in the case of leased trading privileges, with such holder's permission, but only upon the approval of the Exchange as provided in this Constitution and the Rules.

Section 12.2 CMM Rights.

(a) Each CMM Right shall have the trading rights and privileges as set forth herein and in the Rules for Competitive Market Makers. A holder of CMM Rights shall (i) exercise the trading rights and privileges associated with a CMM Right if such holder is approved as a Competitive Market Maker under this Constitution and the Rules, or (ii) lease all (but not less than all) the trading rights and privileges to an entity that is approved as a Competitive Market Maker under this Constitution and the Rules.

(b) Each Competitive Market Maker shall be the holder of one or more CMM Rights, or a lessee of the trading rights associated with one or more CMM Rights. Each CMM Right shall entitle a Competitive Market Maker, who meets the Exchange's eligibility criteria and is in good standing, to enter quotations and orders into the Exchange's System for such Exchange Member's own account with respect to options classes allocated by the Exchange as provided in the Rules. Each such Exchange Member shall also be permitted to effect proprietary transactions in other options classes traded on the Exchange pursuant to the Rules.

(c) A CMM Right and/or the trading privileges associated with a CMM Right shall be transferable (in whole but not in part) by the holder of such CMM Right or, in the case of leased trading privileges, with such holder's permission, but only upon the approval of the Exchange as provided in this Constitution and the Rules.

Section 12.3 EAM Rights.

(a) Each EAM Right shall have the trading rights and privileges as set forth herein and in the Rules for Electronic Access Members so long as the holder thereof meets the Exchange's eligibility criteria and is in good standing. Each such Exchange Member shall be entitled to (i) enter orders into the Exchange's System, and/or (ii) clear Exchange Transactions.

(b) The trading privileges associated with an EAM Right shall not be transferable. A holder of EAM Rights may withdraw from the Exchange upon the approval of the Exchange, which shall be given upon a determination that the holder of EAM Rights has satisfied all obligations to the Exchange. Upon such approval and without any payment related thereto, the EAM Rights will be transferred back to the Exchange.

Section 12.4 Lessee Members. (a) Trading Rights. A holder of PMM Rights and CMM Rights in good standing may lease all (but not less than all) the trading rights and privileges associated with such rights to an approved Exchange Member as provided in Sections 12.1 and 12.2 hereof, subject to and in accordance with such rules and procedures as may be adopted by the Board of Directors.

(b) Voting Rights. Except with respect to the Core Rights, as defined in the LLC Agreement, which voting rights shall remain with the lessor, under a lease agreement the lessor may retain voting rights with respect to the PMM Rights and CMM Rights or may transfer such voting rights to the lessee.

Section 12.5 Approval of Holders of Exchange Rights. Each holder of an Exchange Right must be approved by the Exchange with respect to each right held by such holder. Any holder of Exchange Rights approved by the Exchange shall not be deemed an Exchange Member unless such holder has also been approved to exercise trading rights and privileges in accordance with this Constitution and the Rules. The good standing of a holder of Exchange Rights may be suspended, terminated or otherwise withdrawn, as provided in the Rules, if any of the requirements for approval set forth therein cease to be maintained, or if such holder violates any agreements with the Exchange or any of the provisions of this Constitution or the Rules.

Section 12.6 Eligibility for Trading Privileges; Members. Exchange Members shall be corporations, partnerships or limited liability companies that meet the requirements for approval as stated in this Constitution and the Rules. Except as otherwise provided in this Constitution and the Rules, such Exchange Members must have as the principal purpose of their ownership of Exchange Rights, or lease of the trading rights and privileges associated with the PMM Rights or CMM Rights, the conduct of a public securities business as defined in the Rules. The good standing of an Exchange Member may be suspended, terminated or otherwise withdrawn, as provided in the Rules, if any of said conditions for approval cease to be maintained or such Exchange Member violates any of its agreements with the Exchange or any of the provisions of this Constitution or the Rules. Unless such an Exchange Member is in good standing, the Exchange Member shall have no rights or trading privileges except as otherwise provided by law, this Constitution or the Rules, shall not hold itself out for any purpose as an Exchange Member, and shall not deal with the Exchange on any basis except as an entity without trading privileges.

Section 12.7 Membership Agreement. No Exchange Member shall be entitled to any privileges thereof until such Exchange Member has agreed to be bound by this Constitution and the Rules by execution of a Membership Agreement. By such agreement such Exchange Member pledges to abide by the same as it has been or shall be from time to time amended.

Section 12.8 Registration of Individual Memberships for Organizations. Every individual holder of an Exchange Right or applicant who is or intends to become an executive officer, director, principal shareholder or general partner of an organization engaged or proposed to engage in business as an Exchange Member may apply to register his or her rights for such organization. Additional individual holders of Exchange Rights may register their rights for such an organization in accordance with the Rules. Registration of an individual holder of Exchange Rights for an organization may be withdrawn by the Exchange for any reason that would justify withdrawal of the approval of either the individual, as a holder of Exchange Rights, or the Exchange Member in relation to its trading privileges.

Section 12.9 Acquisition and Transfer of Exchange Rights. Exchange Rights may only be offered for sale and transferred by the owners thereof, or under certain circumstances by the Exchange, as provided in the Rules or in this Constitution.

ARTICLE XIII

DEFINITION OF TERMS

Section 13.1 Definitions. When used in this Constitution, unless the context otherwise requires:

(a) The term "the Act" shall mean the Delaware Limited Liability Company Act, 6 § 18-101, et seq.

(b) The term "affiliate" of a person or "affiliated with" another person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another person.

(c) The term "Board Committees" has the meaning set forth in Section 5.1 of this Constitution.

(d) The term "CMM Directors" has the meaning set forth in Section 3.2 of this Constitution.

(e) The term "CMM Right" has the meaning set forth in the LLC Agreement.

(f) The term "Commission" means the United States Securities and Exchange Commission.

(g) The term "Competitive Market Maker" means an Exchange Member that is approved to exercise trading privileges associated with CMM Rights.

(h) The term "Constitution" means this Constitution, as may be amended or amended and restated from time to time.

(i) The term "control" means the power to exercise a controlling influence over the management or policies of a person, unless such power is solely the result of an official position with such person. Any person who owns beneficially, directly or indirectly, more than twenty percent (20%) of the voting power in the election of directors of a corporation, or more than twenty-five percent (25%) of the voting power in the election of directors of any other corporation which directly, or through one or more affiliates, owns beneficially more than twenty-five percent (25%) of the voting power in the election of directors of such corporation, shall be presumed to control such corporation.

(j) The term "EAM Directors" has the meaning set forth in Section 3.2 of this Constitution.

(k) The term "EAM Right" has the meaning set forth in the LLC Agreement.

(l) The term "Electronic Access Member" means an Exchange Member that is approved to exercise trading privileges associated with EAM Rights.

(m) The term "Exchange" has the meaning set forth in Section 1.1 of this Constitution.

(n) The term "Exchange Act" means the Securities Exchange Act of 1934, as amended and the rules promulgated thereunder.

(o) The term "Exchange Member" means an organization that has been approved to exercise trading rights associated with Exchange Rights.

(p) The term "Exchange Directors" means the PMM Directors, CMM Directors and EAM Directors.

(q) The term "Exchange Rights" has the meaning set forth in the LLC Agreement.

(r) The term "Exchange Transaction" means a transaction executed on or through the facilities of the Exchange.

(s) The term "good standing" means that an Exchange Member is not delinquent respecting Exchange dues, fees or other charges and is not suspended or barred from effecting Exchange Transactions or from association with an Exchange Member either by the Exchange or by means of a statutory disqualification.

(t) The term "industry representative" means a person who is an officer, director or employee of a broker or dealer or who has been employed in any such capacity at any time within the prior three (3) years, as well as a person who has a consulting or employment relationship with or has provided professional services to the Exchange and a person who had any such relationship or provided any such services to the Exchange at any time within the prior three (3) years.

(u) The term "LLC Agreement" means the Limited Liability Company Agreement of the Exchange, dated as of November 18, 2004.

(v) The term "Non-Industry Directors" has the meaning set forth in Section 3.2 of this Constitution.

(w) The term "non-industry representative" means any person that would not be considered an "industry representative," as well as (i) a person affiliated with a broker or dealer that operates solely to assist the securities-related activities of the business of non-member affiliates, (ii) an employee of an entity that is affiliated with a broker or dealer that does not account for a material portion of the revenues of the consolidated entity, and who is primarily engaged in the business of the non-member entity.

(x) The term "Person" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

(y) The term "person associated with a holder" or an "associated person" means any partner, officer, director, or branch manager of a holder of Exchange Rights (or any person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such holder of Exchange Rights, or any employee of such holder of Exchange Rights.

(z) The term "PMM Director" has the meaning set forth in Section 3.2 of this Constitution.

(aa) The term "PMM Rights" has the meaning set forth in the LLC Agreement.

(bb) The term "Primary Market Maker" means an Exchange Member that is approved to exercise trading privileges associated with PMM Rights.

(cc) The term "Public Directors" has the meaning set forth in Section 3.2 of this Constitution.

(dd) The term "public representative" means a non-industry representative who has no material business relationship with a broker or dealer or the Exchange.

(ee) The term "Rules" means the rules of the Exchange as adopted or amended from time to time.

(ff) The terms "Sole LLC Member" has the meaning set forth in Section 1.1 of this Constitution.

(gg) The "System" means the electronic system operated by the Exchange that receives and disseminates quotes, executes orders and reports transactions.

(hh) The terms "Voting Rights" has the meaning set forth in Section 2.4 of this Constitution.

(ii) The term "Whole Board" has the meaning set forth in Section 1.3 of this Constitution.

CERTIFICATE

OF

FORMATION

OF INTERNATIONAL SECURITIES EXCHANGE, LLC

The undersigned, for the purpose of forming a limited liability company pursuant to Section 18-201 of the Delaware Limited Liability Company Act, does hereby certify:

1. Name. The name of the limited liability company is International Securities Exchange, LLC.

2. Registered Office and Registered Agent. The registered office of the liited liability company shall be National Registered Agents, Inc. 9 East Loockerman Street, Suite 1B, City of Dover, County of Kent, Delaware 19901. The name of the registered agent at that address is National registered Agents, Inc.

IN WITNESS WHEREOF, the undersigned, being an authorized person of the limited liability company has caused this Certificate to be executed as of the 16th day of November, 2004.

/s/ Miriam Foley
Miriam Foley
Authorized Person

SECOND AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

INTERNATIONAL SECURITIES EXCHANGE, LLC

TABLE OF CONTENTS

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
INTERNATIONAL SECURITIES EXCHANGE, LLC

International Securities Exchange Holdings, Inc., a Delaware corporation (the "Sole LLC Member"), hereby forms International Securities Exchange, LLC, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del.C. § 18-101, et seq. (the "Act"), and hereby declares the following to be the Limited Liability Company Agreement (the "LLC Agreement") of the Company.

ARTICLE I
FORMATION OF THE COMPANY

Section 1.1. Formation of the Company. The Company concurrently herewith is being formed as a limited liability company under the Act by the filing of the Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The Sole LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 1.2. Name. The name of the Company is "International Securities Exchange, LLC".

Section 1.3. Purpose of the Company. The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 1.4. Principal Place of Business. The location of the principal place of business of the Company shall be 60 Broad Street, New York, New York 10004 or such other place as determined by the Board of Directors from time to time.

Section 1.5. Registered Office; Registered Agent. The registered office of the Company required by the Act to be maintained in the State of Delaware shall be National Registered Agents, Inc., 9 East Loockerman Street, Suite 1B, City of Dover, County of Kent, Delaware 19901 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be National Registered Agents, Inc., or such other registered agent as the Board of Directors may designate from time to time.

Section 1.6. Term. The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

ARTICLE II
SOLE LLC MEMBER; VOTING

Section 2.1. Admission of the Sole LLC Member. Effective as of the date of the filing of the Certificate of Formation with the Office of the Secretary of State of the State of Delaware, the Sole LLC Member shall be admitted as the sole member of the Company.

Section 2.2. Rights and Powers of the Sole LLC Member; Voting. Other than as set forth in this LLC Agreement and, to the extent not inconsistent with this LLC Agreement and the Act, the Sole LLC Member shall not participate in the management or control of the Company's business nor shall the Sole LLC Member transact any business for the Company, nor shall the Sole LLC Member have the power to act for or bind the Company, said powers being vested solely and exclusively in the Board of Directors. Subject to the right of the Board of Directors to fill any vacancies as provided in the Constitution (as defined below), the Sole LLC Member shall have the sole right to elect each of the Non-Industry Directors (as defined in the Constitution) and the Chief Executive Officer of the Company as a director (who shall be elected as the Chief Executive Officer and thereafter nominated by the Board of Directors for a directorship by virtue of his or her office, as provided in Section 4.6 of the Constitution), and shall have no other voting rights, except with respect to those matters specifically set forth in this LLC Agreement and as required by the Act. In particular, the Sole LLC Member shall have no voting rights with respect to any increase in the number of authorized PMM Rights (as defined below) or CMM Rights (as defined below; such voting rights referred to as the "Core Rights"), the election of the Exchange Directors (as defined in the Constitution) or any other matters relating to the Exchange Rights (as defined below).

Section 2.3. Liability of the Sole LLC Member. The Sole LLC Member shall not have any liability under this LLC Agreement or under the Act except as provided herein or as required by the Act. Except as required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity) shall be solely the debts, obligations or liability of the Company, and the Sole LLC Member shall not be obligated for any such debt, obligation or liability of the Company solely by reason of being a member of the Company.

ARTICLE III
INTERESTS AND TAX TREATMENT

Section 3.1. Interest. The Company shall be authorized to issue a single class of Limited Liability Company Interest, as defined in the Act (the "Interest"), to the Sole LLC Member, which shall convey all of the rights of the Sole LLC Member under this Agreement, all rights to the profits and losses of the Company and the right to receive distributions of the assets of the Company. The Company shall be authorized, but not required, to issue one or more certificates, executed by an authorized officer of the Company, evidencing the Interest.

Section 3.2. Capital Contributions. The Sole LLC Member may contribute cash or other property to the Company as it shall decide, from time to time. The Sole LLC Member shall not be entitled to interest on or with respect to capital contributions.

Section 3.3. Tax Characterization; Returns; Distributions in Respect of Taxes. It is the intention of the Sole LLC Member that the Company be disregarded as an entity for tax purposes, so that the Sole LLC Member will be treated as owning all of the Company's assets directly, as recognizing all of the Company's income and loss directly, and as being entitled to all distributions for U.S. federal and state income tax purposes. All provisions of the Company's Certificate of Formation and this LLC Agreement are to be construed so as to preserve that tax status. Each of the Directors (as defined below) and officers of the Company and the Sole LLC Member is authorized to file any necessary elections with tax authorities. At the request of the Sole LLC Member, the Company shall make distributions to the Sole LLC Member in amounts sufficient to fund payments of taxes by the Sole LLC Member attributable to the assets, income and losses of the Company.

ARTICLE IV
BOOKS OF ACCOUNT; RECORDS, REPORTS, FISCAL MATTERS AND ANNUAL MEETING

Section 4.1. Books and Records. (a) Proper and complete books and records of account shall be kept by the Company, in which shall be entered fully and accurately all transactions and other matters relative to the Company's business as are usually entered into books and records of account maintained by Persons (as defined in the Constitution) engaged in businesses of a like character. The Company books and records shall be kept in a manner determined by the Board of Directors in its sole discretion to be most beneficial for the Company, provided the books and records shall always be kept within the United States.

(b) All confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Company shall: (i) not be made available to any persons (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Company that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Company and the officers, directors, employees and agents of the Company; and (iii) not be used for any commercial purposes. Nothing in this LLC Agreement shall be interpreted as to limit or impede the rights of the United States Securities Exchange Commission (the "Commission") to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations thereunder, or to limit or impede the ability of any officers, directors, employees or agents of the Company to disclose such confidential information to the Commission.

Section 4.2. Tax Returns. The Company shall file all required income and other tax returns required to be filed by the Company for each Fiscal Year (as defined below) or part thereof.

Section 4.3. Company Bank Accounts; Investments. All Company funds shall be deposited by the Company at such financial institutions as may be approved by the Board of Directors, or shall be invested by the Company, in accordance with parameters established by the Board of Directors, in furtherance of the purposes of the Company.

Section 4.4. Fiscal Year. The fiscal year of the Company (the "Fiscal Year") shall end on December 31 of each calendar year. Each Fiscal Year shall consist of four fiscal quarters ending on March 31, June 30, September 30 and December 31.

Section 4.5. Annual Meeting. The Board of Directors shall call an annual meeting (the "Annual Meeting") of the Sole LLC Member and the holders of Exchange Rights, as prescribed in Articles I and II of the Company's Constitution, the same initially to be in the form attached hereto as Exhibit A and as amended from time to time in accordance with its terms (the "Constitution").

Section 4.6. Bylaws. The Constitution shall constitute the Bylaws of the Company.

ARTICLE V
MANAGEMENT; BOARD OF DIRECTORS

Section 5.1. General. (a) The administration and management of the Company shall be carried out by a Board of Directors elected or appointed in the manner prescribed in the Constitution, and by executive officers appointed from time to time by the Board of Directors. The Board of Directors shall have the powers and duties provided in Article III of the Constitution; provided, however, that, holders of PMM Rights, CMM Rights and EAM Rights, as such terms are defined in Article VI below, shall have the irrevocable right to vote with respect to certain matters set forth in Article VI below. Each member of the Board of Directors shall constitute a "manager" within the meaning of Section 18-101(10) of the Act.

(b) In discharging his or her responsibilities as a member of the Board of Directors, each director shall take into consideration the effect that his or her actions would have on the ability of the Company to carry out the Company's responsibilities under the Exchange Act and on the ability of the Company: to engage in conduct that fosters and does not interfere with the Company's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Company, each such director, officer or employee shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Company and the Commission pursuant to their respective regulatory authority.

Section 5.2. Board of Directors. The Board of Directors shall consist of no less than fifteen (15) and no more than sixteen (16) directors (the "Directors") as further prescribed in the Constitution. The initial Board of Directors shall consist of the directors as set forth on Exhibit B hereto. At the end of the terms of such initial directors, the Board of Directors shall be elected as prescribed in Article III of the Constitution.

Section 5.3. Tenure. Each director shall serve for the term prescribed in Article III of the Constitution.

Section 5.4. Removal or Resignation. Any director may resign or be removed from office at any time in accordance with Article III of the Constitution.

Section 5.5. Meetings of the Board. Meetings of the Board of Directors shall be conducted as provided in Article III of the Constitution.

Section 5.6. Vacancies. A vacancy on the Board of Directors may be filled in accordance with the requirements set forth in Article III of the Constitution.

Section 5.7. Management; Officers. The Board of Directors shall have the powers and duties provided herein and in Article III of the Constitution. The Company shall have such officers with such duties, powers and responsibilities as provided in Article IV of the Constitution.

Section 5.8. Limitation on Liability; Indemnification. Directors shall be indemnified as set forth in Article VI of the Constitution.

ARTICLE VI
EXCHANGE RIGHTS

Section 6.1. Exchange Rights. (a) The Company shall have the authority to issue the following series of irrevocable rights (together, "Exchange Rights") having the voting and trading rights and constituting the number of Exchange Rights set forth below:

10 PMM Rights (the "PMM Rights"),

160 CMM Rights (the "CMM Rights"), and

an unlimited number of EAM Rights (the "EAM Rights").

The Exchange Rights shall not convey any portion of the Interest in the Company, and holders of Exchange Rights are not and shall not be deemed to be "members" of the Company for purposes of the Act or this LLC Agreement.

(b) The Board of Directors is hereby expressly authorized at any time, and from time to time, to create and provide for the issuance of Exchange Rights in one or more new series (hereinafter referred to as an "Exchange Right Designation"), to establish the number of rights to be included in each such series, and to fix the designations and relative, participating, optional or other special rights of the rights of each such series and the qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue thereof adopted by the Board of Directors, including, but not limited to, the following:

(1) the designation of and the number of rights constituting such series, which number the Board of Directors may thereafter (except as otherwise provided in the Exchange Right Designation) increase or decrease (but not below the number of rights of such series then outstanding);

(2) the extent, if any, to which the holders of Exchange Rights of such series shall be entitled to vote as a class or otherwise with respect to the election of directors or otherwise;

(3) the restrictions, if any, on the issue or reissue of rights of the same series or of any other class or series; and

(4) any other relative rights and limitations of that series.

Notwithstanding the foregoing, no new series of Exchange Rights shall be issued in connection with the grant of trading rights for equity options or index options in the United States on the exchange facilities of the Company.

Section 6.2. Trading Rights. (a) PMM Rights. Ownership of a PMM Right shall be a predicate to obtaining the trading rights and privileges of a PMM Right as set forth in the Constitution and the rules of the Company, as amended from time to time (the "Rules") for the Company's Primary Market Makers (as defined in the Constitution). A holder of a PMM Right shall (A) exercise the trading rights and privileges associated with such PMM Right if such holder is approved as a Primary Market Maker under the Constitution and Rules, or (B) lease all (but not less than all) the trading rights and privileges to an entity that is approved as a Primary Market Maker under the Constitution and Rules.

(b) CMM Rights. Ownership of a CMM Right shall be a predicate to obtaining the trading rights and privileges of a CMM Right as set forth in the Constitution and Rules for the Company's Competitive Market Makers (as defined in the Constitution). A holder of a CMM Right shall (A) exercise the trading rights and privileges associated with a CMM Right if such holder is approved as a Competitive Market Maker under the Constitution and Rules, or (B) lease all (but not less than all) the trading rights and privileges to an entity that is approved as a Competitive Market Maker under the Constitution and Rules.

(c) EAM Rights. Ownership of an EAM Right shall be a predicate to obtaining the trading rights and privileges of an EAM Right as set forth in the Constitution and Rules for the Company's Electronic Access Members (as defined in the Constitution). Each holder of an EAM Right must be approved as an Electronic Access Member under the Constitution and Rules.

Section 6.3. Voting. Each holder of Exchange Rights (or a series thereof) shall have one vote in respect of each such Exchange Right thereof held by such holder of record on the books of the Company on each matter for which the vote of the holders thereof is required. Holders of Exchange Rights shall have the following voting rights and no other voting rights:

(a) Election of Exchange Directors. The holders of Exchange Rights shall have the following rights with respect to election of directors. Holders of PMM Rights shall have the sole right to elect the PMM Directors (as defined in the Constitution). Holders of CMM Rights shall have the sole right to elect the CMM Directors (as defined in the Constitution). Holders of EAM Rights shall have the sole right to elect the EAM Directors (as defined in the Constitution). The Board of Directors shall have the right to fill any vacancies as provided in the Constitution.

(b) Core Rights. Any change in or amendment or modification of the Core Rights or the definition of the term "Core Rights" shall be submitted to a vote of the holders of PMM Rights and CMM Rights for their consideration and approval. Any such action must receive the affirmative vote of the holders of at least a majority of the then outstanding PMM Rights, voting as a class, and the affirmative vote of the holders of at least a majority of the then outstanding CMM Rights, voting as a class, in order to be approved.

Section 6.4 Transfer of Exchange Rights. The PMM Rights and CMM Rights shall be transferable (in whole but not in part) in accordance with the Constitution and Rules of the Company. The EAM Rights shall not be transferable. In the event of a withdrawal of a holder of EAM Rights, the EAM Rights of such holder shall be transferred back to the Company as provided in the Constitution.

Section 6.5. Concentration/Voting Limits on Exchange Rights. (a) A holder or lessee of Exchange Rights, together with any affiliate, as such term is defined in the Constitution, may not own (or exercise any of the non-trading rights associated with) more than twenty percent (20%) of the PMM Rights, the CMM Rights or the EAM Rights. The Company may establish limitations that further limit the number of Exchange Rights that may be owned by an individual or entity.

(b) An Exchange Member (as defined in the Constitution), together with any affiliate, may not be approved to exercise the trading rights associated with more than thirty percent (30%) of the PMM Rights, nor more than twenty percent (20%) of the CMM Rights. The Company may establish further limitations relating to the Company's approval of an Exchange Member's ability to effect Exchange Transactions, as such term is defined in the Constitution.

ARTICLE VII
ASSIGNMENTS; CESSATION OF MEMBERSHIP; WITHDRAWAL OF MEMBERS; LIQUIDATION AND DISTRIBUTION OF ASSETS

Section 7.1. Assignments; Additional LLC Members. The Sole LLC Member may assign all (but not less than all) of its Interest; provided, however, such assignment will be subject to prior approval by the Commission pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of all of the Interest shall entitle the assignee to exercise the rights of the Sole LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the Interest. At no time may the Company have more than one holder of the Interest.

Section 7.2. Dissolution of Company. (a) The Company shall be dissolved, and its affairs wound up as provided herein commencing upon the earliest to occur of:

(i) the date on which the Board of Directors consents to its dissolution by approval of a majority of the Board of Directors;

(ii) the date on which is consummated the sale or disposition by the Company of substantially all of its assets; or

(iii) the date when any other event occurs that causes the dissolution of a limited liability company under the Act, unless the business of the Company is continued by unanimous approval of the Board of Directors within sixty (60) days following the occurrence of any such event and such continuance is permitted under the Act.

(b) In the event of the dissolution of the Company for any reason, the Board of Directors shall wind up the affairs of the Company and liquidate the Company's assets. The Board of Directors shall have full right and unlimited discretion to determine the time, manner and terms of any sale or sales of Company assets pursuant to such liquidation, giving due regard to the activity and condition of the relevant market and general financial and economic conditions.

(c) The Board of Directors shall have all of the rights and powers with respect to the assets and liabilities of the Company in connection with the winding up of the affairs of the Company as the Board of Directors would have with respect to the assets and liabilities of the Company prior to the dissolution of the Company.

Section 7.3. Distribution in Liquidation. Upon the payment, provision for payment or other satisfaction of the liabilities of the Company, the Company's remaining assets shall be distributed to the Sole LLC Member.

Section 7.4. Termination. Upon the dissolution and the completion of the winding up of the Company and the distribution of the remaining assets of the Company as provided in Section 7.3, the Board of Directors shall cause to be executed and filed a Certificate of Cancellation of the Company with the office of the Secretary of State of the State of Delaware in accordance with the Act.

ARTICLE VIII
AMENDMENT OF LLC AGREEMENT

Section 8.1. Amendments. Amendments to this LLC Agreement may be made by the Board of Directors; provided, however, that (i) if such amendment would alter or change the powers, preferences or special rights of one or more series of Exchange Rights so as to affect them adversely, or increase the aggregate number of authorized PMM Rights or CMM Rights, such amendment shall also be approved by the holders of a majority of such Exchange Rights entitled to vote thereon, in the manner set forth herein and in the Constitution, and to the extent required by Section 6.3(b) of this LLC Agreement, the holders of PMM Rights, voting as a separate class, and CMM Rights, voting as a separate class, in accordance with Section 6.3(b), and (ii) if such amendment would alter or change the powers, preferences or special rights of the Sole LLC Member's Interest so as to affect it adversely, such amendment shall also be approved by the Sole LLC Member, in the manner set forth herein and in the Constitution.

Section 8.2. Amendment of Certificate. In the event this LLC Agreement shall be amended pursuant to Section 8.1, the Board of Directors shall cause the Company to amend the Certificate of Formation to reflect such change if the Board of Directors deems such amendment of the Certificate of Formation to be necessary or appropriate.

ARTICLE IX
MISCELLANEOUS

Section 9.1. Governing Law. This LLC Agreement and the rights of the parties hereunder shall be governed by and interpreted in accordance with the law of the State of Delaware without regard to the conflicts of law principles thereof.

Section 9.2. Pronouns and Number. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, feminine or neuter shall include the masculine, feminine and neuter.

Section 9.3. Headings. Headings contained in this LLC Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this LLC Agreement or any provision hereof.

Section 9.4. Partial Enforceability. If any provision of this LLC Agreement, or the application of such provision to any Person or circumstance, shall be held invalid, the remainder of this LLC Agreement, or the application of such provision to Persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

IN WITNESS WHEREOF, the Sole LLC Member has caused this LLC Agreement to be executed by its duly authorized officer on September 1, 2006.

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

By /s/ David Krell
David Krell
President and Chief Executive Officer

EXHIBIT B

Initial Board of Directors of International Securities Exchange, LLC

David Krell and the following individuals shall be appointed as the initial directors of ISE, LLC:

Class 1	**Class 2**
Ivers W. Riley	Frank J. Jones, Ph.D.
Barbara Diamond	John F. Marshall, Ph.D.
Mark P. Kritzman	Sarah A. Miller
Richard Schmalensee, Ph.D.	Carleton Day Pearl
James V. Harkness	Jason Lehman
William A. Porter	

Exhibit C - EDGA
ISEV

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "ISE VENTURES, LLC", FILED IN THIS OFFICE ON THE SIXTH DAY OF JULY, A.D. 2007, AT 11:12 O'CLOCK A.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

SECRETARY'S OFFICE · DELAWARE

4384364 8100

070786854

AUTHENTICATION: 5820382

DATE: 07-06-07

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION

OF

ISE Ventures, LLC

1. The name of the limited liability company is ISE Ventures, LLC.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on July 6, 2007.

By: ______________________
Name: Michael J. Simon
Title: Secretary

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:12 AM 07/06/2007
FILED 11:12 AM 07/06/2007
SRV 070786854 - 4384364 FILE

LIMITED LIABILITY COMPANY AGREEMENT

OF

ISE VENTURES, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement") of ISE Ventures, LLC (the "Company") is made and entered into as of July 6, 2007 by International Securities Exchange Holdings, Inc. (the "Sole Member").

1. Name. The name of the Company is "ISE Ventures, LLC."

2. Business of the Company. The purpose and business of the Company shall be the conduct of any business or activity that may be conducted by a limited liability company organized pursuant to the Delaware Limited Liability Company Act, as in effect on the date hereof and as may be amended hereafter from time to time.

3. Registered Office; Registered Agent. The registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

4. Term of Company. The Company is to begin as of the date hereof, and the Company is to terminate upon determination of the Sole Member.

5. Authority. Subject to the limitations provided in this Agreement, the Sole Member shall have exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding the business of the Company. Any action taken by the Sole Member on behalf of the Company shall constitute the act of and serve to bind the Company. In dealing with the Sole Member acting on behalf of the Company, no person or entity shall be required to inquire into the authority of the Sole Member to bind the Company. Persons and entities dealing with the Company are entitled to rely conclusively on the power and authority of the Sole Member as set forth in this Agreement.

6. Election of Officers; Delegation of Authority. The Sole Member may, from time to time, designate one or more officers with such titles as may be designated by the Sole Member to act in the name of the Company with such authority as may be delegated to such officer(s) by the Sole Member. Any such officer shall act pursuant to such delegated authority until such officer is removed by the Sole Member. Any action taken by an officer designated by the Sole Member shall constitute the act of and serve to bind the Company. In dealing with the officers acting on behalf of the Company, no person or entity shall be required to inquire into the authority of the officers to bind the Company. Persons and entities dealing with the Company are entitled to rely conclusively on the power and authority of any officer set forth in this Agreement and any instrument designating such officer and the authority delegated to him or her.

7. Cash and Property Contributed to the Company. The Sole Member shall make an initial contribution of cash or property to the Company at such time and in such amounts as the Sole Member shall determine.

8. Additional Contributions. The Sole Member may make additional contributions of cash or property to the Company at such times and in such amounts as the Sole Member shall determine.

9. Share of Profits and Other Compensation to be Received by the Members. The Sole Member shall be entitled to all of the profits, losses and distributions of the Company.

10. Fiscal Year. The fiscal year of the Company shall be the calendar year.

11. Amendments. Amendments to this Agreement may be made only if embodied in an instrument signed by the Sole Member.

12. Amendment of Certificate. In the event this Agreement shall be amended pursuant to Section 11 hereof, the Sole Member shall amend the Certificate of Formation of the Company to reflect such change if it deems such amendment of the Certificate of Formation of the Company to be necessary or appropriate.

13. Indemnification of the Sole Member, Officers and Agents.

(a) The Company shall indemnify and hold harmless the Sole Member and its affiliates and stockholders, and the officers, agents or employees of the Company (each, an "Indemnified Party") from and against any loss, expense, damage or injury suffered or sustained by them, by reason of any acts, omissions or alleged acts or omissions arising out of their activities on behalf of the Company or in furtherance of the interests of the Company, including any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim if the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceeding or claims are based were not a result of fraud, gross negligence or willful misconduct by such Indemnified Party. Any indemnification pursuant to this Section 13 shall only be from the assets of the Company.

(b) Expenses (including attorneys' fees) incurred by an Indemnified Party in a civil or criminal action, suit or proceeding shall be paid by the Company in advance of the final disposition of such action, suit or proceeding; provided, that if an Indemnified Party is advanced such expenses and it is later determined that such Indemnified Party was not entitled to indemnification with respect to such action, suit or proceeding, then such Indemnified Party shall reimburse the Company for such advances.

(c) No amendment, modification or deletion of this Section 13 shall apply to or have any effect on the right of any Indemnified Party to indemnification for or with respect to any acts or omissions of such Indemnified Party occurring prior to such amendment, modification or deletion.

14. Exculpation. The Sole Member shall not be personally liable for the return of any portion of its capital contributions (or any return thereon). The return of such capital contributions (or any return thereon) shall be made solely from the Company's assets. No Indemnified Party shall be liable, responsible or accountable in damages or otherwise to the Company or the Sole Member for any loss incurred as a result of any act or failure to act by such person on behalf of the Company unless such loss is finally determined by a court of competent jurisdiction to have resulted solely from such Person's fraud, gross negligence or willful misconduct. No amendment, modification or deletion of this Section 14 shall apply to or have any effect on the liability or alleged liability of any Indemnified Party for or with respect to any acts or omissions of such director occurring prior to such amendment, modification or deletion.

15. Liability. The Sole Member shall not be liable for the repayment, satisfaction or discharge of any Company liabilities.

16. Expenses. The Company shall pay for all expenses incurred in connection with the operation of the Company's business. The Sole Member, officers, agents and employees of the Company shall be entitled to receive out of Company funds reimbursement of all Company expenses expended by such Persons.

17. Governing Law. This Agreement shall be governed by and interpreted in accordance with the law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Agreement as of the date set forth above.

SOLE MEMBER:

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

By: ______________________________

Name: Michael J. Simon

Title: Secretary

Exhibit C - EDGA LONG

STATE OF DELAWARE
LIMITED LIABILITY COMPANY
CERTIFICATE OF FORMATION

OF

Longitude Newco LLC

1. The name of the limited liability company is **Longitude Newco LLC.**

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The name of its registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on January 24, 2006.

By: /s/ Joseph W. Ferraro III
Name: Joseph W. Ferraro III
Title: Authorized Person

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:11 PM 01/24/2006
FILED 06:44 PM 01/24/2006
SRV 060070329 - 4099184 FILE

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "LONGITUDE NEWCO LLC", CHANGING ITS NAME FROM "LONGITUDE NEWCO LLC" TO "LONGITUDE LLC", FILED IN THIS OFFICE ON THE TWENTY-NINTH DAY OF MARCH, A.D. 2006, AT 5:53 O'CLOCK P.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

4099184 8100

AUTHENTICATION: 4632118

060299295

DATE: 03-30-06

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:53 PM 03/29/2006
FILED 05:53 PM 03/29/2006
SRV 060299295 - 4099184 FILE

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF FORMATION

OF

LONGITUDE NEWCO LLC

The undersigned, for the purpose of amending a certificate of formation of a limited liability company pursuant to Section 18-202 of the Delaware Limited Liability Company Act, certifies that:

1. The name of the limited liability company is Longitude Newco LLC (the "Company").

2. Article 1 of the Certificate of Formation of the Company is hereby amended to read as follows:

   "1. The name of the limited liability company is Longitude LLC."

3. The aforesaid amendment was duly adopted by the Members of the Company.

IN WITNESS WHEREOF, the undersigned, as an authorized person of the Company, has caused this Certificate of Amendment to be executed this 29th day of March, 2006.

By: ______________________
Name: Michael Simon
Title: Authorized Person

NY1:#3418010v1

EXECUTION COPY

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

LONGITUDE LLC

DATED AS OF JANUARY 4, 2007

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

LONGITUDE LLC

This Amended and Restated Limited Liability Company Agreement of Longitude LLC (the "Company") is made, entered into and effective as of January 3, 2007, by and among International Securities Exchange Holdings, Inc., a Delaware corporation ("ISE") and each other Person set forth in Schedule I hereto, who, in accordance with the terms hereof, may become a party to or be bound by the terms of this Agreement after the date hereof.

ARTICLE I.
DEFINITIONS

1.1. Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

"Act" shall mean the Delaware Limited Liability Company Act, Sections 18-101 et seq. of Title 6 of the Delaware Code, as amended from time to time.

"Additional Member" shall mean any Person admitted to the Company as a Member after the date hereof pursuant to the terms of this Agreement.

"Affiliate" shall mean with respect to any Person (i) any other Person that directly or indirectly through one or more intermediaries Controls or is Controlled by or is under common Control with such Person, (ii) any officer, director or member of such Person and (iii) if such Person is an officer, director or member of any company, the company for which such Person acts in any such capacity.

"Affiliate Transaction" shall have the meaning set forth in Section 4.6.

"Agreed net fair market value" shall have the meaning set forth in Section 6.7(b).

"Agreement" shall mean this Amended and Restated Limited Liability Company Agreement of Longitude LLC, including any Schedules hereto, as it may hereafter be amended, modified or supplemented from time to time.

"Bankruptcy" shall mean, with respect to the affected party, (i) the entry of an Order for Relief under Title 11 of the United States Code, (ii) the admission by such party of its inability to pay its debts as they mature, (iii) the making by it of an assignment for the benefit of creditors, (iv) the filing by it of a petition in bankruptcy or a petition for relief under Title 11 of the United States Code or any other applicable Federal or state bankruptcy or insolvency law, (v) the expiration of sixty (60) days after the filing of an involuntary petition under Title 11 of the United States Code, an application for the appointment of a receiver for the assets of such party, or an involuntary petition seeking liquidation, reorganization, arrangement or readjustment of its debts under any other Federal or state insolvency law, provided that the same shall not have been vacated, set aside or stayed within such sixty (60) day period or (vi) the imposition of a judicial or statutory lien on all or a substantial part of its assets unless such lien is discharged or vacated or the enforcement thereof stayed within sixty (60) days after its effective date. With respect to a Member, the foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "bankruptcy" set forth in Sections 18-101(1) and 18-304 of the Act.

"Beneficial Owner" of any interest shall mean a Person who, together with his or its Affiliates, is or may be deemed a beneficial owner of such interest for purposes of Rule 13d-3 or 13d-5 under the Securities Exchange Act of 1934, as amended.

"Board of Managers" shall mean the governing board of the Company, constituted in accordance with the provisions of Article III hereof. Each member of the Board of Managers shall constitute a "manager" within the meaning of the Act.

"Book Value" with respect to any Company Asset shall mean its adjusted basis for Federal income tax purposes, except that the initial Book Value of any asset contributed by a Member to the Company shall be an amount equal to the fair market value of such asset as determined by the Board of Managers, and such Book Value shall thereafter be adjusted in a manner consistent with Treasury Regulations Section 1.704-l(b)(2)(iv)(g), including as a result of any revaluations pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) in the sole discretion of the Board of Managers.

"Capital Account" when used in respect of any Member shall mean the Capital Account maintained for such Member in accordance with Section 6.7, as said Capital Account may be increased or decreased from time to time pursuant to the terms of Section 6.7.

"Capital Call" shall have the meaning set forth in Section 6.2(a).

"Capital Call Date" shall have the meaning set forth in Section 6.4(b).

"Capital Contribution" when used with respect to any Member shall mean the amount of capital contributed by such Member in accordance with Article VI.

"Certificate of Formation" shall mean the certificate of formation of the Company filed with the Secretary of State of the State of Delaware on January 24, 2006, as the same may be amended and/or restated from time to time.

"Code" shall mean the Internal Revenue Code of 1986, as amended, or any corresponding provision(s) of succeeding law.

"Company Assets" shall mean all right, title and interest of the Company in and to all or any portion of the assets of the Company, including, without limitation, securities of, and ownership interests in, Subsidiaries of the Company, and any property (real, personal, tangible or intangible) acquired in exchange therefor or in connection therewith.

"Control" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities or other ownership interests or by contract or otherwise.

"Core Items" shall mean (i) activities related to gaming, (ii) any instrument involving the reported earnings of companies, and (iii) any instrument involving volatility products.

"Damages" shall have the meaning set forth in Section 2.7.

"Distributable Funds" shall mean all cash receipts of the Company (or released from reserves) during any period, as reduced by the setting aside during such period of such reserves as the Board of Managers may deem reasonably necessary for the discharge of liabilities or obligations of the Company and as increased by the release of any such reserves as determined by the Board of Managers.

"Distribution Deficiency" shall have the meaning set forth in Section 7.1(b).

"Drag-Along Purchaser" shall have the meaning set forth in Section 9.3(a).

"Drag Along Rights" shall have the meaning set forth in Section 9.3(a).

"Dragged Members" shall have the meaning set forth in Section 9.3(a).

"Drag Sale" shall have the meaning set forth in Section 9.3(a).

"Electronic Transmission" shall have the meaning set forth in Section 3.2(h).

"Fiscal Year" shall mean the fiscal year of the Company, which shall be each twelve-month period ending December 31 of each year; provided, however, that for the period ending December 31, 2007, "Fiscal Year" shall mean the period commencing on the date of this Agreement and ending on December 31, 2007; and provided, further, upon termination of the Company, "Fiscal Year" shall mean the period from the end of the last preceding Fiscal Year to the date of such termination.

"Indebtedness" shall mean (i) all indebtedness for borrowed money or for the deferred purchase price of property, goods and services, including reimbursement, and all other obligations, absolute or contingent, with respect to surety bonds, letters of credit and bankers' acceptances whether or not matured, and hedges, swaps and other derivative contracts and financial instruments, (ii) all obligations evidenced by notes, bonds, debentures, or similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to acquired property (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (iv) all capital lease obligations, (v) all indebtedness referred to in clause (i), (ii), (iii) or (iv) above secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien upon or on property owned by the Company or any wholly-owned Subsidiary of the Company (including accounts or contract rights), even though the Company or such wholly-owned Subsidiary of the Company has not assumed or become liable for such indebtedness, and (vi) all guaranteed indebtedness of others.

"Independent Accountants" shall have the meaning set forth in Section 4.8(a).

"Initial Public Offering" shall mean the first offering of newly issued or outstanding equity securities of the Company or its successor that is registered with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

"IRS" shall mean the Internal Revenue Service and any successor agency or entity thereto.

"LIBOR" shall mean the rate for deposits in United States Dollars for a period of two-months which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the Capital Call Date (or if such date is not a London Banking Day, then the next succeeding London Banking Day).

"London Banking Day" shall mean any day on which commercial banks are open for business (including dealings in foreign exchange and foreign currency deposits) in London.

"Managers" shall have the meaning set forth in Section 3.2(a).

"Member" shall mean (i) ISE, for so long as it hold any Shares, (ii) any transferee of any Share who has been admitted to the Company as an Additional Member in accordance with the terms of this Agreement, and (iii) any other Person who has been admitted to the Company as an Additional Member in accordance with this Agreement.

"Offeree" shall have the meaning set forth in Section 9.5.

"Officer" shall have the meaning set forth in Section 3.2(l).

"Organizational Documents" shall mean (if applicable) (i) with respect to a corporation, such Person's certificate or articles of incorporation and by-laws (including any constitution or rules constituting such by-laws), and any shareholder agreement, voting agreement, voting trust or similar arrangement applicable to any of such Person's authorized shares of capital stock, (ii) with respect to a partnership, such Person's certificate of limited partnership, if any, partnership agreement, voting trusts, voting agreements or similar arrangements applicable to any of its partnership interests or (iii) with respect to a limited liability company, such Person's certificate of formation, limited liability company or operating agreement, voting trusts, voting agreements or similar arrangements applicable to any of its limited liability company interests.

"Parent" shall mean, with respect to any Member, the ultimate Beneficial Owner, if any, of all of such Member's equity securities (together with any partnership, corporation, trust or other organization in whatever form that succeeds to all or substantially all of the assets and business of such Person).

"Percentage Interest" shall equal, with respect to any Member, the aggregate number of Shares then held by such Member divided by the aggregate number of Shares then issued and outstanding, expressed as a percentage.

"Permitted Transferee" shall have the meaning given in Section 9.1.

"Person" shall mean an individual, corporation (including any non-profit corporation), association, general or limited partnership, organization, business, firm, limited liability company, joint venture, trust, estate or other entity, association or organization, whether constituting a separate legal entity or not.

"Profits" and "Losses" for any period shall mean the taxable income or loss, as the case may be, of the Company for such period determined in accordance with

Code Section 703(a) and Treasury Regulation Section 1.703-1 computed with the following adjustments:

(i) Items of gain, loss, and deduction shall be computed based upon the Book Values of the Company's assets (in accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(g) and/or 1.704-3(d)) rather than upon the assets' adjusted bases for Federal income tax purposes;

(ii) Any tax exempt income received by the Company shall be included as an item of gross income;

(iii) The amount of any adjustments to the Book Values of any assets of the Company pursuant to Code Section 743 shall not be taken into account; and

(iv) Any expenditure of the Company described in Code Section 705(a)(2)(B) (including any expenditure treated as being described in Code Section 705(a)(2)(B) pursuant to Treasury Regulation under Code Section 704(b)) shall be treated as a deductible expense.

"Share" shall mean an interest of a Member in the Company, including the right of such Member to any and all benefits to which a Member may be entitled as provided in this Agreement, together with the obligations of such Member to comply with all the terms and provisions of this Agreement, representing such fractional part of the interests of all Members in the Company as equals a fraction, the numerator of which shall equal one, and the denominator of which shall equal the aggregate number of Shares then held by all Members. The Company may only issue Shares of the same class or series. The Company may issue fractional Shares.

"Share Fair Market Value" shall mean, at any time with respect to any Shares, the fair market value, as determined by the Board of Managers and as approved by the Members owning not less than 67% of the then outstanding Shares, of the distributions that the holder of such Shares would receive pursuant to Section 10.2(iii) upon the hypothetical liquidation of the Company at such time.

"Significant Decision" shall have the meaning set forth in Section 3.3.

"Subsidiary" shall mean, with respect to any Person, (x) any other Person which such Person Controls and (y) in which such Person owns a majority of the outstanding capital stock or other ownership interests.

"Tag-Along Buyer" shall have the meaning set forth in Section 9.3.

"Tag-Along Notice" shall have the meaning set forth in Section 9.3.

"Tax Matters Member" shall initially be ISE who shall serve as Tax Matters Member until such time as a successor Tax Matters Member is appointed by the Board of Managers.

"Tax Preparer" shall have the meaning set forth in Section 4.8(a).

"Terminating Event" has the meaning given in Section 8.1.

"Transfer" shall have the meaning set forth in Section 9.1.

"Treasury Regulations" shall mean the regulations promulgated under the Code, as such regulations are in effect on the date hereof.

1.2. Terms Generally. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) the terms defined herein have the meanings assigned to them herein and include both the plural and the singular, as the context may require;

(b) the words "herein," "hereof" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section or other subdivision;

(c) any reference to an Article, Section, Annex or Schedule refers to an Article or Section of, or Annex or Schedule to, this Agreement, unless otherwise provided;

(d) the words "including" and "include" and other words of similar import shall be deemed to be followed by the phrase "without limitation."

ARTICLE II.

THE COMPANY AND ITS BUSINESS

2.1. Formation of the Company; Effectiveness. Prior to the date hereof, the Certificate of Formation was filed with the Secretary of State of the State of Delaware. The Members hereby agree to execute and file any required amendments to the Certificate of Formation and shall do all other acts required for the constitution of the Company as a limited liability company under the laws of the State of Delaware. The Members and the Board of Managers hereby ratify and approve the execution, delivery and filing of the original Certificate of Formation with the Secretary of State of the State of Delaware by Joseph W. Ferraro III, and all other certificates executed, delivered and filed as of the date hereof with the Secretary of State of the State of Delaware by any Officer of the Company, as an authorized person within the meaning of the Act. Thereafter, Joseph W. Ferraro III's powers as an authorized person ceased, and any Person authorized by the Board of Managers as an authorized person within the meaning of the Act shall execute, deliver and file, or cause the execution, delivery and filing of, all certificates (and any amendments and/or restatements thereof) required or permitted by the Act to be filed with the Secretary of State of the State of Delaware.

2.2. Company Name. The business of the Company shall be conducted under the name of "Longitude LLC" in the State of Delaware and under such name or such assumed or trade names as the Board of Managers deem necessary or appropriate to comply with the requirements of any other jurisdiction in which the Company may be required to qualify.

2.3. Term. The term of the Company commenced on the date the Secretary of State of the State of Delaware accepted for filing the Certificate of Formation for the Company and shall continue until the Company is dissolved pursuant to ARTICLE X of this Agreement.

2.4. Business; Scope of Members' Authority.

(a) The Company is organized for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in any lawful act or activity for which limited liability companies may be formed under the Act and engaging in any and all activities necessary, convenient, desirable or incidental to the foregoing, including, without limitation, acquiring, holding, managing, operating and disposing of real and personal property.

(b) Except as otherwise expressly and specifically provided in this Agreement, no Member shall have any authority to bind or act for, or assume any obligations or responsibility on behalf of, any other Member or the Company. Neither the Company nor any Member shall, by virtue of executing this Agreement, be responsible or liable for any Indebtedness or obligation of the other Members incurred or arising either before or after the execution of this Agreement, except that the Company shall be responsible for the responsibilities, liabilities, Indebtedness and obligations of the Company incurred after the date hereof pursuant to and as limited by the terms of this Agreement.

2.5. Principal Office; Registered Agent. The principal office of the Company shall be at 60 Broad Street, New York, New York 10004. The Company may change its place of business to such location or locations as may at any time or from time to time be determined by the Board of Managers. The mailing address of the Company shall be at 60 Broad Street, New York, New York 10004, or such other address as may be selected from time to time by the Board of Managers. The registered office and registered agent in the State of Delaware of the Company shall be c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

2.6. Names and Addresses of Members. The names and addresses of the Members are set forth on Schedule I hereto, as such schedule shall be amended from time to time to reflect changes in the Members or their addresses. As of the date of this Agreement, ISE shall be admitted to the Company as Member.

2.7. Certain Representations by Members. Each Member represents, warrants, agrees and acknowledges that, as of the date hereof, (i) it has been duly authorized to purchase and hold its Shares and to execute and deliver this Agreement and all other instruments executed and delivered on behalf of it in connection with the acquisition of its Shares, (ii) the execution and delivery of this Agreement and the performance of its obligations hereunder will not result in a breach or violation of, a default under, or conflict with (A) its Organizational Documents or (B) any existing agreement to which it or any of its properties or assets is subject, other than in the case of clause (ii) (B) above, such breaches, violations, defaults and conflicts that will not materially adversely affect the ability of the Company and the Members to consummate the transactions and acts contemplated by this Agreement and, to the best of its knowledge, will not subject the Company or the Members to any material liability or materially and adversely affect the ability of the Company or any Subsidiary of the Company to conduct its business as currently conducted or as proposed to be conducted, (iii) this Agreement has been duly authorized, executed and delivered by, and is a binding agreement on the part of, such Member enforceable against such Member in accordance with its terms, and (iv) all authorizations, consents, approvals, orders, notices, filings, registrations, qualifications and exemptions of, with or from any court, administrative agency or commission or other Federal, state or local governmental authority and agencies, departments or subdivisions thereof or any self-regulatory authority required to be obtained or made by or on behalf of such Member in connection with the execution of this Agreement or the performance of its obligations hereunder, to its knowledge, have been duly obtained or made by such Member and are in full force and effect, other than authorizations, consents, approvals, orders, notices, filings, registrations, qualifications and exemptions the absence of which would not have individually or in the aggregate a material adverse effect on the transactions contemplated by this Agreement. Each Member agrees to indemnify the Company and each other Member against any and all claims, demands, losses, damages, liabilities, lawsuits and other proceedings, judgments and awards, and costs and expenses (including, but not limited to, reasonable attorneys' fees) (collectively, "Damages") incurred by the Company or any such other Member or any Affiliate of any Member arising from any breach by such Member of any of the foregoing representations and warranties.

2.8. Withholding Tax. Each Member represents and warrants that it is not a foreign partner under Section 1446(e) of the Code.

ARTICLE III.

MANAGEMENT OF COMPANY BUSINESS

3.1. Management and Control.

(a) Except as otherwise specifically set forth in this Agreement, the Board of Managers of the Company, acting in accordance with the terms of this Agreement, including, but not limited to, Sections 3.2 through 3.4 shall have the right, power and authority to oversee the business and affairs of the Company and to do all things necessary to manage the business of the Company, and the Board of Managers is hereby authorized to take any action of any kind and to do anything and everything the Board of Managers deems necessary or appropriate in accordance with the provisions of this Agreement and applicable law. Any action taken by the Board of Managers in accordance with the terms of this Agreement that is not otherwise in violation of applicable law shall constitute the act of, and shall serve to bind, the Company.

(b) No Member shall take any action on behalf of or in the name of the Company, or enter into any commitment or obligation binding upon the Company, except for actions authorized by the Board of Managers in the manner set forth herein. Each Member shall defend, indemnify and hold harmless the Company, the other Members and their respective Affiliates from and against any and all claims, demands, losses, damages, liabilities, lawsuits and other proceedings, judgments and awards, and costs and expenses (including reasonable attorneys' fees) arising, directly or indirectly, in whole or in part, out of any breach of this Section 3.1(b) by such Member.

3.2. Appointment of Managers; Removal of Managers; Meetings of Managers and Members; Officers.

(a) For so long as ISE holds 51% of the Percentage Interest in the Company, ISE shall be entitled to appoint a majority of the Managers (each, a "Manager" and collectively, the "Managers") to the Board of Managers and each Member, other than ISE, shall be entitled to appoint one Manager per each 9.8% of Percentage Interests it holds in the Company to the Board of Managers. In the event that ISE continues to hold any Shares of the Company, but ceases to hold 51% of the Percentage Interest in the Company, ISE shall be entitled to appoint (i) one Manager plus (ii) one additional Manager per each 9.8% of Percentage Interests it holds in the Company, and, in that event each Member other than ISE shall be entitled to appoint one Manager per each 9.8% of Percentage Interests it holds in the Company to the Board of Managers. Each Manager shall be an officer, director, or partner of the Member that appoints such Manager to the Board of Managers. The names and addresses of the then current Managers shall be set forth in Schedule II hereto, such Schedule to be amended from time to time by the Board of Managers.

(b) Each Manager shall hold office until his death, resignation or removal as set forth in this Section 3.2(b). Any Manager may resign at any time upon written notice to the Board of Managers. Such resignation shall take effect at the time specified therein, and unless specified therein, no acceptance of such resignation shall be necessary to make it effective. Any Manager may be removed with or without cause only by the Member that appointed such Manager. Any Manager that dies, resigns or is removed shall be replaced as Manager by the Member that appointed such Manager.

(c) The Board of Managers may hold meetings, both regular and special, either within or without the State of Delaware.

(d) Regular meetings of the Board of Managers may be called by any Manager on fifteen (15) business day's prior notice to each member of the Board of Managers, either personally or by mail or by facsimile, at such time and such place as from time to time shall be determined by the Board of Managers, but in any event shall be held at least once every quarter.

(e) Special meetings of the Board of Managers may be called by any Manager on five (5) day's prior notice to each member of the Board of Managers, either personally or by mail or by facsimile. Such notice shall state the purpose or purposes for which the special meeting is called.

(f) At all meetings of the Board of Managers, a majority of all Managers, present in person or represented by proxy, shall constitute a quorum for the transaction of business and, provided proper notice has been given to the Managers, the act of a majority of the Managers, present in person or represented by proxy, at any meeting at which there is a quorum shall be the act of the Board of Managers and, subject to the terms of this Agreement, shall conduct, oversee and manage the business and affairs of the Company.

(g) Special meetings of the Members may be called by the then current President of the Company, the Board of Managers or by Members holding in the aggregate at least 67% of the number of then outstanding Shares on two (2) business days' proper prior notice to each Member, either personally or by mail, facsimile or electronic transmission, at such date, time and place set forth in such notice.

(h) Any action required or permitted to be taken at any meeting of the Board of Managers or Members (including the election, removal and replacement of Managers) may be taken without a meeting if (i) notice of the proposed action (including the written consent in question) is received by all Managers or Members, as applicable, at least two (2) business days before the effective date of the action covered by the written consent, (ii) in the case of action by the Board of Managers, no Manager has prior to such effective date requested, by notice to the Company and all the other Managers, that the action in question be taken at a special meeting of the Board of Managers, unless such Manager shall have withdrawn his or her request for such a special meeting, and (iii) the Managers or Members, as the case may be, unanimously consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of the Company. As used in this Agreement, "electronic transmission" means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

(i) Managers or Members may participate in a meeting of the Board of Managers or Members, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

(j) Each Manager shall have the right to receive all printed information distributed to any member of the Board of Managers in his or her capacity as a Manager.

(k) Each Manager may authorize another Manager or the Secretary of the Company to act for such Manager by proxy at any meeting of the Board of Managers. Any proxy granted hereunder may only be granted in writing, by means of electronic transmission or as otherwise permitted by applicable law.

(l) Notwithstanding Section 3.2(f), a quorum will not exist at any meeting of the Board of Managers unless at least one Manager appointed by ISE is present in person or represented by proxy at the meeting. If a quorum does not exist at a properly noticed meeting of the Board of Managers solely because such requirement is not met, and such meeting is rescheduled by proper notice to another date, then a quorum will be deemed to exist at such rescheduled meeting for the items that were on the agenda at the adjourned meeting at which the quorum did not exist, provided that at least a majority of Managers are present in person or by proxy and notwithstanding that at least one Manager appointed by ISE might not be present.

(m) The Board of Managers may appoint one or more officers of the Company (each, an "Officer"), including, without limitation, a President, a Chief Executive Officer, a Chief Operating Officer, a Secretary, a Treasurer, one or more Vice Presidents and one or more Assistant Secretaries, and Assistant Vice Presidents. Any two or more offices may be held by the same person. Each such Officer shall have delegated to him or her the authority and power to execute and deliver on behalf of the Company (and to cause the Company to perform) any and all such contracts, certificates, agreements, instruments and other documents, and to take any such action, as the Board of Managers deems necessary or appropriate, all as may be set forth in a resolution of the Board of Managers. In addition, unless the Board of Managers decides otherwise, if the title given to such Officer is one commonly used for officers of a business corporation formed under the Delaware General Corporation Law, the assignment of such title shall constitute the delegation to such person of the authorities and duties that are normally associated with that office. The Officers shall serve at the pleasure of the Board of Managers, and the Board of Managers may remove any person as an Officer and/or appoint additional persons as Officers. Any Officer may resign at any time by giving written notice of such resignation to the Company. Unless otherwise specified in such written notice, such resignation shall take effect upon receipt thereof by the Company and the acceptance of such resignation shall not be necessary to make it effective. Any person or entity dealing with the Company may conclusively presume that an Officer specified in such a written delegation of authority who executes a contract, certificate, agreement, instrument or other document on behalf of the Company has the full power and authority to do so and each such document shall, for all purposes, be duly authorized, executed and delivered by the Company upon execution and delivery by such Officer.

(n) The Officers, to the extent of their powers set forth in this Agreement or otherwise vested in them by action of the Board of Managers not inconsistent with this Agreement, are agents of the Company for the purpose of conducting the business and affairs of the Company, and the actions of any Officer taken in accordance with such powers shall bind the Company and any third party dealing with such Officer shall be entitled to rely conclusively (without making inquiry of any kind) on any actions so taken as being properly authorized by the Company.

3.3. Significant Decisions. The Company shall not, and no Officer, employee or Manager of the Company shall have the power or authority to cause the Company to, without the prior consent of the disinterested Members owning not less than 67% of the then outstanding Shares, take any action in respect of a Significant Decision.

For purposes of this Agreement, each of the following matters shall constitute a "Significant Decision":

(a) subject to Section 11.1, the adoption, amendment, alteration or repeal of any provision or term of any Organizational Document of the Company;

(b) any merger or consolidation involving, or any reorganization, dissolution (other than as expressly provided in Article X hereof) involving, or any sale of all or a substantial portion of the assets, liquidation or other winding-up or termination of, filing for protection under applicable bankruptcy laws by, the Company (or the adoption of a plan to do any of the foregoing) or any other transaction that would result in a change of Control of the Company;

(c) any issuance of equity securities or securities convertible into or exchangeable for equity securities of the Company;

(d) except as provided for in Section 9.1 hereof, the redemption, purchase, repurchase or other acquisition for value of any Shares or any debt securities of the Company or any wholly-owned Subsidiary of the Company (except to the extent such Shares or debt security is required to be so redeemed, purchased, repurchased or otherwise acquired in accordance with the terms of this Agreement);

(e) the entering into of any contract or transaction with or for the direct or indirect benefit of, or payment or provision of any money or other form of consideration, directly or indirectly, to or for the benefit of, or assumption, guarantee or becoming otherwise liable for any indebtedness or other obligation of, or sale, lease (as lessor or lessee), transfer, giving or other assignment or acquisition of any properties or assets, tangible or intangible, or services to or from, any Member or any of their respective Affiliates;

(f) taking any action or failing to take any action that could reasonably be expected to result in (i) the Company failing to be treated as a partnership for U.S. Federal income tax purposes or (ii) the termination of the Company under Section 708(b) of the Code;

(g) other than with respect to the Capital Contribution referred to in Section 6.1(a), making a Capital Call or otherwise accepting contributions of capital from any Member after the date hereof;

(h) cause any settlement of any litigation or other governmental proceeding or which provides for the release of a Manager from any liability for damages to the Company caused by fraud or willful misconduct of such Manager;

(i) issuing any note, bond or other debt security or creating, incurring, assuming, refinancing or guaranteeing any debt, mortgage or any capitalized lease obligation, which individually or in the aggregate is an amount in excess of $250,000;

(j) subject to Section 3.4, sell, transfer, assign, hypothecate, encumber, license or sublicense any material intellectual property rights of the Company or any of its Subsidiaries, including its licenses, franchises, permits, patents, patent rights, copyrights, works that are the subject matter of copyrights, trademarks, tradenames, trade styles, patent and trademark applications or any rights under any of the foregoing; any extensions, renewals, reissues, or configurations of the same; any inventions, trade secrets, formulae, processes, compounds, drawings, designs, blueprints, surveys, reports, manuals, or operation standards; or any trade secrets or contract rights relating to computer hardware or software programs;

(k) take any action or fail to take any action that materially increases the risk that any Member of the Company has a personal liability for any of the Company's obligations; and

(l) entering into, assuming or becoming bound by any contract to do any of the foregoing, or otherwise attempting to do any of the foregoing, either directly or indirectly.

Notwithstanding anything to the contrary contained herein, any action required to be taken by the Company pursuant to Article VII shall not be deemed a Significant Decision.

3.4. Core Items. Notwithstanding any of the foregoing, without the prior written consent of ISE, the Company shall not, and no Officer, employee or Manager of the Company shall have the power or authority to cause the Company to sell, transfer, assign, hypothecate, encumber, license or sublicense any material intellectual property rights of the Company or any of its Subsidiaries relating to Core Items, including its licenses, franchises, permits, patents, patent rights, copyrights, works that are the subject matter of copyrights, trademarks, tradenames, trade styles, patent and trademark applications or any rights under any of the foregoing; any extensions, renewals, reissues, or configurations of the same; any inventions, trade secrets, formulae, processes, compounds, drawings, designs, blueprints, surveys, reports, manuals, or operation standards; or any trade secrets or contract rights relating to computer hardware or software programs.

3.5. Support Services. (a) ISE shall be solely responsible and liable for, and ISE covenants that it shall provide, either directly through ISE or indirectly through an Affiliate or as Longitude, all benefit programs, payroll infrastructure, benefit and similar plans for the employees, directors and officers who provide services to Longitude and ISE further agrees that it shall amend any of its current benefit and employee plans as may be reasonably necessary to comply with its obligations under this clause (a); (b) ISE agrees that it shall be responsible for all withholding obligations and administration required under such programs, plans and infrastructure (including any government filings, plan testing and employee communications that relate to the programs, plans and infrastructure); and (c) ISE covenants that any plans, services, programs and related services provided pursuant to this Section 3.5 shall comply with all applicable law.

3.6. Compensation of Managers. Managers shall not be entitled to receive any compensation for their services on the Board of Managers. Notwithstanding the immediately preceding sentence, (i) reasonable expenses incurred by the Managers in connection with travel to and from meetings of the Board of Managers shall be reimbursed by the Company (it being understood that the expenses of either all of the Managers or none of the Managers shall be reimbursed) and (ii) reasonable expenses incurred by any Manager in connection with travel for the business of the Company which has been authorized in accordance with procedures approved by the Board of Managers shall be reimbursed by the Company.

ARTICLE IV.

RIGHTS AND DUTIES OF MEMBERS

4.1. Other Activities of the Members. This Agreement shall not be construed to create any duty or obligation on the part of any of the Members, the Company or any other person employed by, related to or in any way affiliated with any Member or the Company to disclose or offer to the Company or the Members, or obtain for the benefit of the Company or the Members, any other activity or venture or interest therein, or to create on the part of the Company, any of the Members, any creditors of the Company or any other Person having any interest in the Company (i) any claim, right or cause of action against any of the Members or any other Person employed by, related to or in any way affiliated with, any of the Members by reason of any direct or indirect investment or other participation, whether active or passive, in any other activity or venture or interest therein or (ii) any right to any such activity or venture or interest therein or the income or profits derived therefrom.

4.2. Liability of Members, Managers and Officers.

(a) Except as otherwise expressly provided herein, no Member (including any Member acting in its capacity as the Tax Matters Member), Manager or Officer of the Company shall be liable, responsible or accountable in damages or otherwise, with respect to matters or actions relating to the Company, under this Agreement to the Company or to any other Member or Manager for (i) any act performed or omission made in good faith except for fraud or the willful misconduct of such Member, Manager or Officer, (ii) such Member's, Manager's or Officer's performance of, or failure to perform, any act on the reasonable reliance on advice of legal counsel to the Company or (iii) the negligence, malfeasance or bad faith of any agent, consultant or broker of the Company selected, engaged or retained in good faith. In any threatened, pending or completed action, suit or proceeding, each Member (including any Member acting in its capacity as the Tax Matters Member), Manager and Officer shall be fully protected and indemnified and held harmless by the Company to the fullest extent permitted by applicable law against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, reasonable attorneys' fees, costs of investigation, fines, judgments and amounts paid in settlement, actually incurred by such Member, Manager or Officer in connection with such action, suit or proceeding) by virtue of its status as a Member (including by virtue of any Member's status as the Tax Matters Member), Manager or Officer, as the case may be, or with respect to any action or omission taken or suffered in good faith, on advice of legal counsel, other than liabilities and losses resulting from fraud or the willful misconduct of such Member, Manager or Officer. The indemnification provided by this Section 4.2(a) shall be recoverable only out of the assets of the Company, and no Member or Manager shall have any personal liability on account thereof.

(b) Each Member and Manager shall defend and indemnify the Company, each Subsidiary and the other Members and Managers and their respective Affiliates against and shall hold it and them harmless from any claims, demands, damage, loss, liability, lawsuit and other proceedings, judgment, award, cost or expense (including reasonable attorneys' fees) as and when incurred by the Company or such Subsidiaries or such other Members and Managers or their respective Affiliates in connection with or resulting from such indemnifying Member's or Manager's gross negligence, fraud or willful misconduct in connection with the Company's or Subsidiary's business.

(c) To the extent that, at law or in equity, a Member, Manager or Officer of the Company has duties (including fiduciary duties) and liabilities relating thereto to the Company or to another Member or Manager, such Member, Manager or Officer of the Company acting in connection with the Company's business or affairs, shall not be liable to the Company or to any Member or Manager for its good faith reliance on the provisions of this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Member, Manager or Officer of the Company otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Member, Manager or Officer of the Company in the context of this Agreement.

4.3. Investment Representations. Each Member represents that it has acquired its Shares for its own account for investment purposes only and not with a view to the distribution or resale thereof, in whole or in part, and each Member agrees that it will not Transfer all or any portion of, or offer to Transfer all or any portion of, such Shares, or solicit offers to buy from or otherwise approach or negotiate in respect thereof with any Person or Persons whomsoever, all or any portion of such Shares (i) in any manner which would violate or cause the Company or any Member to violate applicable Federal or state securities laws and (ii) other than in accordance with the provisions of this Agreement.

4.4. Legend. The Company may issue certificates representing Shares and in the event that the Company issues such certificates, such certificates shall bear substantially the following legend:

> "THE SHARES REPRESENTED HEREBY WERE ORIGINALLY ISSUED AS OF _______________, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS, AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER OR IN VIOLATION OF ANY SUCH STATE SECURITIES LAWS. THE SECURITIES REPRESENTED HEREBY ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AND CERTAIN OTHER AGREEMENTS SET FORTH IN THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF THE COMPANY AND THE COMPANY RESERVES THE RIGHT TO REFUSE THE TRANSFER OF THE SHARES REPRESENTED HEREBY UNTIL THE CONDITIONS THEREIN HAVE BEEN FULFILLED WITH RESPECT TO SUCH TRANSFER. UPON WRITTEN REQUEST, A COPY OF THE AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT SHALL BE FURNISHED BY THE COMPANY TO THE HOLDER HEREOF WITHOUT CHARGE."

4.5. Limited Liability of Members.

(a) Except as otherwise expressly provided herein or in the Act, no Member (and no director, officer, employee or controlling Person (if any) of such Member) shall be bound by, or be personally liable for, any expense, liability, indebtedness or obligations of the Company or any Subsidiary of the Company or of any other Member. Moreover, except as otherwise expressly provided herein or in the Act or for breach of this Agreement, no Member (and no director, officer, employee or controlling Person (if any) of such Member) shall have any liability under this Agreement to the Company or any other Member other than, with respect to such Member only, its Capital Contributions. The Members shall not be required to contribute any amounts in excess of the amounts set forth in Section 6.1 hereof.

(b) To the fullest extent permitted by applicable law, recourse for any monetary liability or obligation of a Member to the Company or any other Member under this Agreement shall be had only against the Shares held by such Member or the value thereof, and not against other assets of such Member.

(c) Notwithstanding Sections 4.5(a) and (b) hereof, each Member shall be fully liable to contribute its Capital Contribution in accordance with Section 6.1(a).

4.6. Dealing with Members. The fact that a Member, an Affiliate of a Member or any officer, director, employee, partner, consultant or agent of a Member, is directly or indirectly interested in or connected with any person, firm or corporation employed by the Company to render or perform a service, or from or to whom the Company may buy or sell any property or have other business dealings, shall not prohibit the Company from employing such person, firm or corporation or from dealing with him or it (each, an "Affiliate Transaction") on arm's-length terms, and neither the Company nor any of the Members shall have any rights in or to any income or profits derived therefrom by the party to any such Affiliate Transaction. In addition to any other approval required under this Agreement, all Affiliate Transactions shall be approved by a majority of the disinterested Managers of the Board of Managers in respect of such Affiliate Transaction.

4.7. Designation of Tax Matters Member.

(a) The Tax Matters Member shall act as the "tax matters partner" of the Company, as provided in the regulations pursuant to Section 6231 of the Code. The Tax Matters Member shall initially be ISE, which shall serve as Tax Matters Member until such time as a successor Tax Matters Member is appointed by the Board of Managers. Any Person serving as the Tax Matters Member may be removed and a new Tax Matters Member may be appointed by the Board of Managers. Any Tax Matters

Member who is to be replaced by a successor Tax Matters Member in accordance with this Section 4.7(a) shall certify that another Member has been selected as the Tax Matters Member of the Company by filing a statement to that effect with the IRS in the form and manner prescribed by Section 301.6231(a)(7)-1(d) of the Treasury Regulation. Each Member hereby approves of such designation and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be deemed necessary or appropriate to evidence such approval. To the extent and in the manner provided by applicable Code sections and Treasury Regulations thereunder, the Tax Matters Member (i) shall furnish the name, address, profits interest and taxpayer identification number of each Member to the IRS and (ii) shall inform each Member of administrative or judicial proceedings for the adjustment of Company items required to be taken into account by a Member for income tax purposes. The Tax Matters Member shall act reasonably at all times and keep the other Members reasonably informed about its actions.

(b) Each Member shall be considered to have retained such rights (and obligations, if any) as are provided for under the Code or any other applicable law with respect to any examination, proposed adjustment or proceeding relating to Company tax items (including its rights under Section 6224(c) of the Code and its right to notice of any proposed tax settlements in any court case involving the Company). The Tax Matters Member agrees that it will not bind the Members to any tax settlement without the unanimous approval of all Members. The Tax Matters Member shall notify the other Members, within 30 business days after it receives notice from the IRS, of any administrative proceeding with respect to an examination of, or proposed adjustment to, any Company tax items. The Tax Matters Member shall provide the other Members with notice of its intention to extend the statute of limitations or file a tax claim in any court at least 10 days before taking such action and shall not extend such statute of limitations or file such tax claim without the unanimous approval of all Members. In the event that the other Members notify the Tax Matters Member of their intention to represent themselves, or to obtain independent counsel and other advisors to represent them, in connection with any such examination, proceeding or proposed adjustment, the Tax Matters Member agrees to supply the other Members and their counsel and other advisors, as the case may be, with copies of all written communications received by the Tax Matters Member with respect thereto, together with such other information as they may reasonably request in connection therewith. The Tax Matters Member further agrees, in that event, to cooperate with the other Members and their counsel and other advisors, as the case may be, in connection with their separate representation, to the extent reasonably practicable and at the sole cost and expense of such other Members. In addition to the foregoing, the Tax Matters Member shall notify the other Members prior to submitting a request for administrative adjustment on behalf of the Company and shall not submit such request without the unanimous approval of all Members.

(c) All reasonable out-of-pocket expenses and costs incurred by any Tax Matters Member in its capacity as Tax Matters Member shall be paid by the Company as an ordinary expense of its business.

4.8. Tax Matters.

(a) The Company or Tax Matters Member (collectively, the "Tax Preparer") shall prepare all tax returns of the Company; provided, however, that the Tax Preparer shall not file any such tax return without the approval of all Members, which approval shall not be unreasonably withheld. The Company will circulate to each Member for its review and approval a draft of any income tax return within a reasonable period of time after the issuance of the audited financial statements referred to in Section 5.3; provided, however, the Company will circulate such tax return to each Member at least ten (10) days before such tax return is to be filed (taking into account extensions of time to file). The Tax Preparer shall have the right to file with the appropriate taxing authorities for extensions of time to file tax returns if so needed. If any Member shall object to any items on the return within thirty (30) days, then the Members and the Tax Preparer shall attempt to agree on a mutually acceptable resolution of any disputed tax items. If the Member and the Tax Preparer cannot resolve their disagreement within 10 days, either the Member or the Tax Preparer may request, in writing with a copy sent to the other party, that the disagreement be resolved by a mutually agreed upon "big four" independent accounting firm (Ernst & Young LLP, PricewaterhouseCoopers LLP, KPMG LLP or Deloitte & Touche LLP) (the "Independent Accountants") and the Independent Accountants shall be instructed to resolve the dispute by, first determining if both positions have merit, and if not, shall adopt the position that has merit. If the Independent Accountants determines that both positions have merit, the Independent Accountants shall adopt the position that will maximize, in the aggregate, the U.S. Federal, state and local income tax advantages and will minimize, in the aggregate, the U.S. Federal, state, and local income tax detriments, available to the Company's Members. The Independent Accountants shall provide their written resolution of the disagreement to both the Member and the Tax Preparer within 15 days from the date that the Independent Accountants were requested to resolve such disagreement. If the Independent Accountants are incapable of resolving such disagreement based on the above-stated criteria, the position of the Tax Preparer shall prevail.

(b) The Tax Preparer shall furnish a copy of all filed tax returns of the Company to each of the Members. In addition, upon reasonable written notice provided to the Company by a Member (and as otherwise required by law), the Company shall furnish such Members, on a timely basis, with all information relating to the Company required to be reported in any U.S. Federal, state and local tax returns of such Members, including a report indicating such Member's allocable share for U.S. Federal income tax purposes of the Company's income, gain, credits, losses and deductions.

(c) The Members shall report their tax items with respect to, and arising from, their Shares in a manner that is consistent with the Company's tax returns.

(d) The Tax Preparer shall provide prompt notice to the Members of advice that the IRS or any applicable state or local taxing authority intends to examine any tax returns or records or books of the Company and of any notice from the IRS in any administrative or judicial proceeding at the Company level relating to the determination of any item of income, gain, loss, deduction or credit of the Company, in each case together with a copy of such IRS or state or local taxing authority notice and any written materials submitted by the Tax Preparer in response to such notice. In the event of any tax audit or any contest, dispute or litigation with respect to the treatment of, or liability of the Company for, any U.S. Federal, state or local income tax for any taxable period (or portion of a taxable period) of the Company beginning after the date hereof, the Tax Preparer shall control, defend and otherwise represent the Company in such audit, contest, dispute or litigation; provided, however, that each Member shall have the right, directly or through its designated representatives, to review in advance and timely comment upon all significant written submissions made in the course of such audit, contest, dispute or litigation and to participate in, directly or through its designated representatives, all conferences, meetings or proceedings with any taxing authority, and all appearances before any court or judicial body. The Tax Preparer shall advise any Member of any written proposed adjustment by the IRS that would increase (directly or through such Member's interest in any intermediate entities) such Member's U.S. Federal income tax liability (or decrease (directly or through such Member's interest in any intermediate entities) such Member's U.S. Federal tax benefits). If the Tax Preparer proposes that such adjustment be approved, the Company shall not concede such adjustment without each Member's prior written approval, which approval shall not be unreasonably withheld. In the event of a disagreement between the Board of Managers and a Member with respect to such adjustment, the procedures for resolving disagreements set forth in Section 4.8(a) hereof shall apply.

(e) The Board of Managers shall take any steps necessary pursuant to Code Section 6223(a) to designate each Member as a "notice partner" (as defined in Code Section 6231(a)(8)). In addition, nothing in this Agreement is intended to waive any rights, including rights to participate in administrative and judicial proceedings, that a Member may have under Code Sections 6221 through 6233, inclusive.

(f) Notwithstanding any other provisions of this Agreement, the provisions of this Section 4.8 shall survive the dissolution of the Company or the termination of any Member's interest in the Company and shall remain binding on all Members for a period of time necessary to resolve with the IRS or any applicable state or local taxing authority all matters (including litigation) regarding the U.S. Federal, state and local income taxation, as the case may be, of the Company or any Member with respect to the Company.

(g) The Company is responsible for the payment of any partnership tax, including, but not limited to, New York City Unincorporated Business Tax.

4.9. Use of Member Names and Trademarks. Neither the Company nor any Subsidiary or Member shall (i) issue any press release or make any other public statements, filings or disclosure with respect to the matters contemplated by this Agreement, or any other matter related hereto or thereto, (ii) use (in connection with the Company or any Subsidiary) in advertising, publicity or otherwise the name of any Member (or any Affiliate of such Member), or the name of any member, partner, director, officer, manager or employee of any Member (or any Affiliate of such Member) or any trade name, trademark, trade device, logo service mark, symbol or any abbreviation, contraction or simulation thereof owned or used by any Member (or any Affiliate of such Member), or (iii) represent, directly or indirectly, that any product or any service provided by the Company or any Subsidiary has been approved, endorsed, recommended or provided by, or in association with any Member (or any Affiliate of such Member), except (i) as may be required by applicable law, court process or obligations pursuant to the requirement of any applicable self-regulatory authority or (ii) with the prior written consent of the appropriate Member in each instance, such consent not to be unreasonably withheld.

ARTICLE V.

BOOKS, RECORDS, BUDGETS AND REPORTS

5.1. Books of Account. At all times during the continuance of the Company, the Board of Managers shall keep or cause to be kept true and complete books of account in accordance with United States generally accepted accounting principles and in which shall be entered fully and accurately the transactions of the Company. Such books of account shall be kept on the basis of the Fiscal Year in accordance with the accrual method of accounting, and shall reflect all transactions of the Company in accordance with United States generally accepted accounting principles.

5.2. Availability of Books of Account. All of the books of account referred to in Section 5.1, together with an executed copy of this Agreement, the Certificate of Formation and any amendments thereto shall at all times be maintained at the principal office of the Company or such other place in the State of New York or in such other state as the Board of Managers may designate in writing to the Members, and upon reasonable notice to the Board of Managers, shall be open to the inspection and examination of the Members or their representatives during reasonable business hours for purposes reasonably related to their Shares.

5.3. Annual and Periodic Reports and Statements. For each Fiscal Year, the Board of Managers shall send or shall cause to be sent to each Person who was a Member at any time during such Fiscal Year, within one hundred and twenty (120) days after the end of such Fiscal Year, the consolidated annual financial statements of the Company including an annual balance sheet, profit and loss statement and a statement of changes in financial position, and a statement showing distributions to the Members, all as prepared in accordance with United States generally accepted accounting principles consistently applied and audited by the Company's independent public accountants, which shall be a firm of Independent Accountants and, within one hundred and twenty (120) days after the end of the Fiscal Year, a statement showing allocations to the Members of taxable income, gains, losses, deductions and credits, as prepared by such accountants. In addition, the Board of Managers shall send or cause to be sent to each Member (i) within forty-five (45) days after the end of the first three fiscal quarters of each year, a quarterly report, as applicable, setting forth such financial and operating information as the Board of Managers shall reasonably determine but which shall include a consolidated balance sheet and income statement, (ii) such monthly and quarterly financial reporting information as the Board of Managers shall reasonably determine and (iii) such financial and other information concerning the Company as is reasonably requested by any Member that is necessary for the preparation of (A) such Member's Federal, state and local income or other tax returns or (B) any filing, notice or application made by or on behalf of such Member to or with any regulatory body having jurisdiction over such Member, subject to the right of the Company to withhold any confidential information that it reasonably determines will not remain confidential and that the public disclosure of which could adversely affect the Company. In addition to the rights under this Agreement and under the Act, the Company may provide such information to such Members and such other Persons as it deems appropriate.

5.4. Accounting Expenses. All out-of-pocket expenses payable to Persons in connection with the keeping of the books and records of the Company and the preparation of audited or unaudited financial statements and Federal and local tax and information returns required to implement the provisions of this Agreement or required by any governmental authority with jurisdiction over the Company shall be borne by the Company as an ordinary expense of its business.

ARTICLE VI.

CAPITAL CONTRIBUTIONS, CAPITAL ACCOUNTS, PROFITS AND LOSSES AND ALLOCATIONS

6.1. Capital Contributions of the Members.

(a) Concurrently with the execution of this Agreement, each Member shall make a Capital Contribution to the Company in an amount designated as such Member's initial Capital Contributions as set forth on Schedule III hereto opposite such Member's name. Schedule III shall also set forth the Percentage Interest of each Member and the number of Shares issued to each Member.

6.2. Capital Calls.

(a) Acting in accordance with Sections 3.3, the Board of Managers shall have the right to make cash capital calls (each, a "Capital Call"). In the event such a Capital Call is made, the Company shall promptly cause a notice to be delivered to each of the Members describing the amount and nature of the Capital Call and providing other required information in respect of such Capital Call as specified in Section 6.2(b) hereof. Each Member shall be required, within sixty (60) days after receipt of such Capital Call (unless otherwise provided therein), to contribute to the capital of the Company an amount in cash equal to such Member's pro rata portion (based on such Member's Percentage Interest at the time of such Capital Call) of such Capital Call; provided, however, if such Capital Call is with respect to a Distribution Deficiency, the Member to which such Distribution Deficiency relates shall be required to contribute 100% of the amount of Capital Call related to such Distribution Deficiency and the other Members shall not be required to contribute any amount related to such Distribution Deficiency. The proceeds of each Capital Call shall be applied to the purposes set forth in the notice delivered with such Capital Call.

(b) All Capital Calls made pursuant to this Article VI shall be accompanied by a written notice delivered to each Member which notice shall state the total amount of the required Capital Contributions by all Members, the proposed application of the proceeds of such capital contribution, the basis on which such Capital Contribution is authorized and each Member's pro rata share of such total, if any.

(c) The Company may, but shall not be required to, issue additional Shares to the Members in connection with Capital Contributions made pursuant to a Capital Call in such amount as shall be determined by the Board of Managers.

6.3. Failure to Fund Capital Contributions. If any Member shall fail to make all or any portion of any Capital Contribution required pursuant to Section 6.2 in the amount and within the time period specified therein (such Member is hereinafter referred to as a "Non-Contributing Member"), the Board of Managers shall give prompt notice to the Members of such failure and the amount of the Capital Contribution not funded by the Non-Contributing Member (any such amount not so funded is hereinafter referred to as the "Failed Contribution"), and subject to ISE's Call Right (hereinafter defined) pursuant to Section 9.2(a)(iii), any Member or Members that is or are (as the case may be) not in default with respect to the Failed Contribution or any contribution required to be made by such Member in connection with such Capital Call may fund all or part of such Failed Contribution (each such funding Member is hereinafter referred to as a "Contributing Member"). If more than one Member desires to be a Contributing Member and such Contributing Members desire to fund together more than the aggregate amount of the Failed Contribution, each such Contributing Member shall have the right to fund the amount the Non-Contributing Member failed to fund pro rata in proportion to the relative Percentage Interests of such Contributing Members. If, after giving effect to the preceding sentence, any amount of such Failed Contribution remains unfunded, (i) in the event more than one Contributing Member elects to fund any additional amount of such Failed Contribution, such Contributing Members may elect to fund any such remaining amount of such Failed Contribution on a pro rata basis or (ii) in the event only one Contributing Member is willing to fund any portion of the remaining unfunded Failed Contribution, such Contributing Member may fund the entire remaining amount of such Failed Contribution. The provisions of the preceding sentence shall continue to apply until either (i) the entire Failed Contribution has been funded by Contributing Members or (ii) in the event the entire amount of such Failed Contribution has not been funded, no Contributing Member is willing to fund any further amount of such Failed Contribution. The portion (the "Funded Portion") of the Failed Contribution funded by such Contributing Member shall be treated as a Capital Contribution by any such Contributing Member. Any such failure by a Non-Contributing Member to make a Capital Contribution shall result in the dilution of the Percentage Interest of such Non-Contributing Member as provided for in Section 6.4 below. Notwithstanding anything to the contrary contained herein, any failure by a Non-Contributing Member to make a Capital Contribution shall not be a breach of this Agreement and the dilution and payments provided in Section 6.4 and the Call Right provided in Section 9.2 shall be the sole and exclusive remedies of the Company and the other Members against a Non-Contributing Member with respect to the failure by a Non-Contributing Member to make a Capital Call and the Non-Contributing Members shall have no other or further obligations to the Company in connection with any Failed Contribution.

6.4. Dilution for Failure to Fund Capital Contributions.

(a) Whenever there occurs a Failed Contribution, regardless of whether another Member elects to make a Capital Contribution in place of a Non-Contributing Member, the final Percentage Interest of each Member, after the Capital Call, any Failed Contributions and any Funded Portions, shall be determined in accordance with the following formula:

$$FPI = \frac{(PI \times IC) + CC + FP}{IC + ACC + AFP}$$

FPI =	Final Percentage Interest of the Member, expressed as a fraction
PI =	Percentage Interest of the Member immediately prior to the Capital Call, expressed as a fraction
IC =	Aggregate amount of all Capital Contributions contributed by all the Members, in dollars, before giving effect to the Capital Call
ACC =	The aggregate Capital Call less aggregate Failed Contributions, in dollars
AFP =	The aggregate of all Funded Portions funded by the Contributing Members in connection with the Capital Call, in dollars
CC =	The Capital Contribution, if any, initially contributed by the Member in connection with the Capital Call, in dollars
FP =	The Funded Portion, if any, contributed by the Member in connection with the Capital Call, in dollars.

(b) In the event that any Non-Contributing Member fails to make any Capital Call it is required to make in accordance with Section 6.2 above and one or more other Members fund all or a portion of such Failed Contribution, then for a period of sixty (60) days following the date originally set for such Non-Contributing Member to make such Capital Call (the "Capital Call Date"), such Non-Contributing Member may notwithstanding such failure pay to such other Members the portion of such Failed Contribution funded by such other Members together with interest accrued thereon at an annual rate of 2% above LIBOR prevailing on such Capital Call Date (or if such date is not a London Banking Day, then the next succeeding London Banking Day). Upon such payment by the Non-Contributing Member (including interest accrued thereon as provided in the preceding sentence), the Percentage Interests and Shares of the Members shall be readjusted to give effect to such repayment as though such Non-Contributing

Member were a Contributing Member. No such repayment shall affect any rights exercised by, or distributions made or other benefits provided to, such other Members prior to such repayments by the Company.

(c) Subject to the limitation set forth in Section 6.4(b), in the event that a Member's Percentage Interest changes as a result of the application of this Section 6.4, such change shall be reflected as (i) in the case of a Non-Contributing Member, a decrease in the number of Shares held by such Non-Contributing Member, and (ii) in the case of each Contributing Member, an increase (pro rata in proportion to the amounts funded by each Contributing Member) in the number of Shares held by such Contributing Member.

6.5. Capital of the Company. The capital of the Company shall be the aggregate capital in all of the Members' Capital Accounts. Except as otherwise provided herein, no Member shall be entitled to (i) withdraw or receive any interest or other return on its Capital Contribution or (ii) voluntarily contribute capital to the Company.

6.6. Return of Capital Contribution. Except as otherwise provided in this Agreement, no Member shall have the right to demand the return of all or any part of its Capital Contribution until the Company has been dissolved, or, in the event it has such right, to demand or receive any property other than cash in return for its Capital Contribution.

6.7. Capital Accounts.

(a) The Company shall maintain separate Capital Accounts for each Member in accordance with Section 704(b) of the Code and the Treasury Regulations thereunder. The Capital Accounts of each Member as of the date hereof are deemed to equal the dollar amounts of the Capital Contribution of such Members as set forth in Section 6.1(a).

(b) The Capital Account of each Member shall be increased by (i) the amount of any cash and the agreed net fair market value (as used herein, "Agreed net fair market value" of property shall mean the gross fair market value of such property as determined by the Board of Managers net of liabilities encumbering the property or assumed by the Company) as of the date of contribution of any property contributed as a Capital Contribution to the capital of the Company by such Member and (ii) the amount of any Profits allocated to such Member. The Capital Account of each Member shall be decreased by (i) the amount of any Losses allocated to such Member and (ii) the amount of cash or the fair market value of any property, net of any liabilities assumed by the Member or to which such property is subject under Section 752 of the Code, distributed to such Member. In all respects, the Members' Capital Accounts shall be determined in accordance with the detailed capital accounting rules set forth in Treasury Regulations Section 1.704-1(b)(2)(iv) and shall be adjusted upon the occurrence of certain events as provided in Treasury Regulations Section 1.704-1(b)(2)(iv)(f).

(c) A transferee of all (or a portion) of the Shares held by a Member shall succeed to the Capital Account (or portion of the Capital Account) attributable to the transferred Shares.

6.8. Profits and Losses. Except as otherwise set forth in Section 6.9 hereof, Profits, Losses and items of income, gain, deduction and loss of the Company for each Fiscal Year shall be allocated among all Members pro rata in accordance with the Members' relative Percentage Interests.

6.9. Special Allocations. Article VI is intended to comply with Section 704(b) of the Code and the Treasury Regulations thereunder, including the "alternative test for economic effect" under Treasury Regulations Section 1.704-1(b)(ii)(d). Notwithstanding Sections 6.7 and 6.8, the Company shall make any allocations required by such Regulations, including "qualified income offset" and "minimum gain chargeback" allocations and allocations relating to any nonrecourse debt of the Company, prior to making the allocations set forth in Section 6.8.

6.10. Members Tax Reporting. The Members are aware of the income tax consequences of the allocations made by this Article VI and hereby agree to be bound by the provisions of this Article VI in reporting their shares of Company income and loss for income tax purposes.

6.11. Allocation in Case of Transfer. In the event of a transfer of any Shares during a taxable year of the Company, allocations of income, gain, loss, deductions and other items of the Company between the transferor and the transferee will be based on the portions of such taxable year during which each owned the Shares or as the Board may determine in its reasonable discretion.

6.12. Tax Allocations. For U.S. Federal, state and local income tax purposes, the income, gains, losses and deductions of the Company shall, for each taxable period, be allocated among the Members in the same manner and in the same proportion that such items have been allocated among the Members' respective Capital Accounts; *provided, however*, that in accordance with Section 704(c) of the Code and the Treasury Regulations thereunder, (i) income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for U.S. Federal income tax purposes and its initial Book Value, and (ii) in the event the Book Value of any Company asset is adjusted as a result of any revaluations pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f), subsequent allocations of income, gain, loss and deduction with respect to such asset shall take into account any variation between the adjusted basis of such asset for U.S. Federal income tax purposes and its Book Value, in each case using any method or methods permitted under Section 704(c) of the Code and the Treasury Regulations thereunder as determined by the Board of Managers.

ARTICLE VII.

DISTRIBUTIONS

7.1. Distribution Policy.

(a) Subject to Paragraph (b) below, the Company shall distribute Distributable Funds only when, as and if determined by the Board of Managers, pro rata in accordance with the Members' relative Percentage Interests.

(b) All amounts withheld pursuant to any provision of any U.S. Federal, state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Members shall be treated as amounts distributed to the Members pursuant to Section 7.1(a) for all purposes of this Agreement. The Board of Managers is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any U.S. Federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provision of any other U.S. Federal, state or local law and shall allocate such amounts to those Members with respect to which such amounts were withheld. To the extent that withholding taxes and other related expenses paid to any U.S. Federal, state, local or foreign government on behalf of a Member exceed the amount of any distribution the Member would otherwise receive from the Company, the Board of Managers may, in its discretion, require such Member to contribute cash to the Company up to the amount paid on such Member's behalf (such amount, a "Distribution Deficiency").

7.2. Liquidation. In the event of any sale or other disposition of all or substantially all of the assets of the Company in accordance with the terms of this Agreement, the Company shall be dissolved and the proceeds of such sale or other disposition shall be distributed to the Members in liquidation as provided in Article X.

ARTICLE VIII.

TERMINATION OF A MEMBER; TERMINATION OF AGREEMENT

8.1. Termination of a Member. The expulsion, dissolution or Bankruptcy of a Member or any other event that terminates the continued membership of any Member (each a "Terminating Event") shall not in and of itself cause the Company to be dissolved, wound up or terminated unless, no later than ninety (90) days following a Terminating Event with respect to a Member, Members owning all of the remaining Shares unanimously determine not to continue the business of the Company, in which case the Company shall dissolve and liquidate pursuant to Article X hereof and the remaining Members shall select the liquidator pursuant to such Article. No Member shall have the right to withdraw or resign as a Member or, except as provided in Section 10.1(a)(ii), dissolve the Company voluntarily.

8.2. Termination on Initial Public Offering. Except with respect to Sections 4.2 and 4.5 and the remedies provided hereunder with respect to breaches of this Agreement (which shall continue in full force and effect, except as limited below), upon the consummation of an Initial Public Offering this Agreement shall terminate and the provisions hereof shall cease to have any force or effect; provided, however, that Sections 4.2 and 4.5 and the remedies provided hereunder with respect to breaches of this Agreement shall continue to have force and effect after the consummation of such Initial Public Offering solely with respect to matters which occurred prior to the consummation of such Initial Public Offering.

ARTICLE IX.

TRANSFER OF SHARES

9.1. Transfer of Shares. Subject to Section 9.8 herein and to the redemption, purchases and repurchases by the Company of securities as permitted in accordance with Section 3.3(d), no Member may transfer, sell, pledge, hypothecate, encumber, assign or otherwise dispose of (whether voluntarily, involuntarily, by operation of law or otherwise) (each, a "Transfer") any Shares, or agree or contract to Transfer any Shares held by such Member, without the consent of no less than two-thirds of the other Members to (i) such Transfer and (ii) the admission of the proposed transferee as a Member of the Company. Notwithstanding the foregoing, a Member may Transfer any or all of its Shares to one or more Affiliates of such Member; provided that (i) any such Transfer is subject to the provisions of Section 9.8; and (ii) any such transferee agrees to be bound by the terms of this Agreement applicable to the Shares so transferred and either (x) the other Members are reasonably satisfied that such transferee has the ability to meet the obligations it would have hereunder or (y) the transferring

Member or the Parent of such Member guarantees the performance of such obligations (each, a "Permitted Transferee"). Any attempted or purported Transfer in violation of this Section 9.1 shall be void and of no force or effect. For purposes of this Agreement, any Transfer by a Parent or any Subsidiary of a Parent of any direct or indirect interest in a Member which results in such Member ceasing to be a Subsidiary of such Parent shall be deemed a Transfer by such Member of all of its Shares.

9.2. Call Right. For so long as ISE is a Member, ISE shall have the right (the "Call Right"), exercisable at any time by written notice (the "Call Notice") to any Member, to require such Member to sell all, but not less than all, of their Shares in the Company at the price and in accordance with the conditions set forth below:

(a) ISE shall only exercise its Call Right (i) in its reasonable discretion in the event that a Member fails to evidence active participation in and material use of the Company-provided facility; or (ii) if any Member shall fail to make all or any portion of any Capital Contribution required pursuant to Section 6.2.

(b) The Call Notice shall set forth the date of closing of the purchase and sale contemplated by the Call Notice (the "Call Closing Date"), which Call Closing Date shall be not less than thirty (30) days, and not more than ninety (90) days, following the delivery of the Call Notice.

(c) Upon delivery of the Call Notice, ISE shall be irrevocably required to purchase all of the Member's Units then outstanding in accordance with the terms and conditions of this Section 9.2.

(d) ISE shall pay said Member, at the closing of the purchase and sale contemplated by the Call Notice, in exchange for such Member's Shares, an amount not to exceed the Book Value of such Shares.

(e) ISE and the Members holding Shares shall use commercially reasonable efforts to consummate the closing of the purchase and sale contemplated by the Call Notice on the Call Closing Date. If ISE is unable or unwilling to purchase the Shares by the date which is ten (10) days after the Call Closing Date (the "Outside Call Closing Date"), then the Call Notice shall be null and void.

(f) ISE shall pay, at the closing of the purchase and sale contemplated by the Call Notice, all costs and expenses incurred in connection with such purchase and sale, including costs and expenses incurred in connection with the determination of the Appraised Value and reasonable attorneys' fees and expenses.

(g) Notwithstanding anything to the contrary herein, ISE, in its sole and absolute discretion, may grant or transfer to any other Member, any call or similar right to purchase any of the Shares owned by Members holding Shares.

9.3. Drag-Along Rights.

(a) In the event ISE proposes to sell all of the Shares held by ISE and its Affiliates (a "Drag Sale") to a Person (the "Drag-Along Purchaser") other than another Member or a Permitted Transferee of ISE, ISE may, at its option, require each other Member (the "Dragged Members") to sell all of the Shares held by such Dragged Members ("Drag-Along Rights"); *provided, however*, such Drag Along Rights may only be exercised by ISE (i) for so long as ISE holds 51% of the Percentage Interests in the Company, or (ii) if ISE ceases to hold 51% of the Percentage Interests in the Company, at any time within a two year period commencing from the date that ISE ceases to hold 51% of the Percentage Interests in the Company. Any such sale by the Dragged Members shall be made on the same terms and conditions as the sale by ISE.

(b) ISE shall give each Dragged Member, not less than thirty (30) days prior to the date of the proposed sale, a notice summarizing the economic terms of such Drag Sale, including the purchase price, closing date and the identity of such Drag-Along Purchaser. In connection with any Drag Sale, each Dragged Member shall take such actions as may be reasonably required by ISE, Inc. and shall otherwise cooperate in good faith with ISE. At the closing of a Drag Sale, each Dragged Member shall deliver to such Drag-Along Purchaser all documents and instruments as may be requested by such Drag-Along Purchaser in connection with such Drag Sale, against payment of the appropriate purchase price.

(c) Upon consummation of a Drag Sale, if a Dragged Member has not delivered any documents and instruments as contemplated by the preceding paragraph (b), such Dragged Member shall no longer be considered a holder Shares in the Company and such Dragged Member's sole rights with respect to such Shares shall be to receive the consideration receivable in connection with such Drag Sale upon delivery of the appropriate documents and instruments.

9.4. Tag-Along Rights. If after three (3) years from the date of this Agreement, one or more Members (collectively, the "Seller") proposes to sell, subject to

Section 9.8, in a single transaction or series of related transactions Shares representing more than 25% of the Percentage Interests in the Company to a Person (the "Tag-Along Buyer") other than a Permitted Transferee of the Seller, then, not less than twenty (20) days prior to any such sale, such Seller shall provide to each other Member a notice (a "Tag-Along Notice") stating the Percentage Interests represented by the Shares to be so sold to such Tag-Along Buyer and summarizing the economic terms of such sale, including the purchase price, closing date and the identity of such Tag-Along Buyer (and, to the extent material, the direct and indirect beneficial owners of such Tag-Along Buyer). Without limiting the generality of the foregoing, sales shall be deemed related if the same Tag-Along Buyer acquires the Shares sold under such sales within the same twelve-month period. Upon the written request of any such other Member made within ten (10) days after the day the Tag-Along Notice is received by such other Member, the Seller shall cause such Tag-Along Buyer to purchase from such other Member a portion of its Shares equal to the product of (x) such Member's Percentage Interest and (y) the Percentage Interest represented by the Shares proposed to be sold to such Tag-Along Buyer. Such purchase shall be made on the same date, at the same price and on the same terms as Seller and on terms and conditions at least as favorable to such other Member as the terms and conditions contained in the Tag-Along Notice delivered in connection with such proposed transaction.

9.5. Pre-Emptive Rights.

(a) In the event that, in accordance with Section 3.3, the Company proposes to issue any equity or equity-based securities of the Company to any Person (the "Offeree"), each other Member shall have the preemptive right to purchase a portion of such securities, pro rata based on the number of Shares then held by each Member. The Company shall be obligated to give written notice to each Member of its intention to issue such securities. Upon receipt of such notice, each Member shall have ten (10) business days in which to exercise such right, in whole or in part, by sending an acceptance notice to the Company. To the extent any Member does not purchase its entire allocation within the time provided, such unpurchased portion may be acquired by the Offeree. This right shall exist only prior to an Initial Public Offering.

(b) The provisions of Section 9.5(a) shall not apply in connection with issuances of equity or equity-based securities (i) to employees of the Company or any of the Subsidiaries pursuant to any employee option plan, stock purchase plan, benefit plan or other similar plan, agreement, program or arrangement approved by the Board of Managers (including upon the exercise of employee stock options or other convertible securities issued pursuant to such a plan, agreement, program or arrangement), (ii) in connection with any bona fide, arm's-length direct or indirect merger, acquisition (including acquisitions of less than all of the assets of, or equity interests in, any Person) or other similar strategic or business combination transaction, or (iii) pursuant to any rights offering or other similar offering of equity or equity-based securities made generally available to the then-current Members. A Member shall have the right to transfer or assign its right to purchase all (but not less than all) of its pro rata share of any issuance of equity or equity-based securities pursuant to this Section 9.5(b) to the same extent to which such Member could transfer Shares pursuant to Section 9.1 hereof. The Company shall not be under any obligation to consummate any proposed issuance of equity or equity-based securities, regardless of whether it shall have delivered notice hereunder in respect of such proposed issuance.

9.6. Acceptance of Prior Acts. Any person who becomes a Member, by becoming a Member ratifies all actions duly taken by the Company pursuant to the terms and provisions of this Agreement prior to the date it became a Member and, without limiting the generality of the foregoing, specifically ratifies and approves all agreements and other instruments as may have been duly executed and delivered on behalf of the Company prior to said date and which are in full force and effect on said date.

9.8. Additional Limitations. Notwithstanding anything contained in this Agreement, no Transfer of any Shares shall be made unless the following conditions are met:

(a) Any Transfer involving a Member other than ISE shall require the approval of ISE.

(b) The Transferor shall have paid all reasonable costs and expenses, including attorneys' fees and disbursements and the cost of the preparation, filing and publishing of any amendment to this Agreement or the Certificate, incurred by the Company in connection with the Transfer;

(c) The Transferor shall have delivered to the Company a fully executed copy of all documents relating to the Transfer, executed by both the Transferor and the Transferee, and the agreement of the Transferee in writing and otherwise in form and substance acceptable to the Company to:

(i) be bound by the terms imposed upon such Transfer by the Manager and by the terms of this Agreement; and

(ii) assume all obligations of the Transferor under this Agreement relating to the Shares in the Company that is the subject of such Transfer;

(d) The Company shall have been reasonably satisfied, including, at its option, having received an opinion of counsel to the Company reasonably acceptable to the Company, that:

(i) the Transfer will not cause the Company to be treated as an association taxable as a corporation for federal income tax purposes;

(ii) the Transfer will not result in the termination of the Company for federal income tax purposes;

(iii) the Transfer will not cause the Company to be treated as a "publicly traded partnership" within the meaning of Code Section 7704;

(iv) the Transfer will not violate the Securities Act of 1933, as amended, or any other applicable federal, state or non-United States securities laws, rules or regulations;

(v) the Transfer will not cause some or all of the assets of the Company to be "plan assets" or the investment activity of the Company to constitute "prohibited transactions" under ERISA or the Code; and

(vi) the Transfer will not cause the Company to be an investment company required to be registered under the Investment Company Act of 1940, as amended.

ARTICLE X.

TERMINATION OF THE COMPANY; LIQUIDATION AND DISTRIBUTION OF ASSETS

10.1. Dissolution and Termination.

(a) The Company shall be dissolved only upon the occurrence of any of the following:

(i) the sale or other disposition of all or substantially all of the Company Assets and receipt of the final payment of any installment obligation received as a result of any such sale or disposition;

(ii) the unanimous written consent of all Members;

(iii) any event which makes it unlawful for the Company's business to be continued unless, no later than thirty (30) days following such event, the Members unanimously determine not to dissolve the Company;

(iv) the issuance of a decree by any court of competent jurisdiction that the Company be dissolved and liquidated; or

(v) at any time that there are no Members of the Company, unless the Company is continued in accordance with the Act.

Upon dissolution, the Company shall wind-up its affairs and shall be liquidated and a certificate of cancellation of the Company's Certificate of Formation, as required by law, shall be filed.

(b) In the event of the dissolution of the Company, its business activities shall be wound up, any amounts due from the Members shall be collected, its debts and liabilities shall be satisfied and its remaining assets, if any, shall be distributed as set forth in Section 10.2 below. Dissolution shall be effective on the date of the occurrence of an event set forth in Section 10.1(a) but the Company shall not terminate until all of the Company Assets have been liquidated and the proceeds distributed in accordance with the provisions of this Article X. Notwithstanding the dissolution of the Company, prior to the termination of the Company as aforesaid, the business of the Company and the affairs of the Members as such, shall continue to be governed by this Agreement.

10.2. <u>Distribution Upon Liquidation</u>. Upon dissolution of the Company, the Board of Managers, as provided in this Agreement, or if there shall be none, a trustee or liquidator appointed by unanimous consent of the Members shall proceed to the liquidation of the Company and the proceeds of such liquidation shall, notwithstanding any other provision of this Agreement to the contrary, be applied and distributed in the following order of priority:

(i) to creditors other than Members (whether by payment or the making of reasonable provision for payment thereof, including the setting up of any reserves that the Managers or trustee or liquidator, as the case may be, shall determine are reasonably necessary for any liabilities or obligations of the Company) in satisfaction of all Indebtedness and liabilities of the Company (including the expenses of the liquidation);

(ii) to Members who are creditors (whether by payment or the making of reasonable provision for payment thereof, including the setting up of any reserves that the Managers or trustee or liquidator, as the case may be, shall determine are reasonably necessary for any liabilities or obligations of the Company) in satisfaction of other debts and liabilities of the Company owed to Members; and

(iii) to the Members in accordance with their balances (if positive) in their respective Capital Accounts.

10.3. Sale of Company Assets.

(a) As expeditiously as possible after dissolution, the Board of Managers, or any trustee or liquidator, shall satisfy all Company Indebtedness and liabilities, and make the distributions provided for in Section 10.2. Except as agreed by the Board of Managers and subject to paragraph (b) below, no Member shall have the right to demand or receive property other than cash upon liquidation, and the Board of Managers, or any such trustee or liquidator, shall, in any event, have the power to sell Company Assets for cash as necessary to provide for the satisfaction of all Company Indebtedness and liabilities.

(b) In connection with the sale by the Company and reduction to cash of its assets, although the Company has no obligation to offer to sell any property to the Members, any Member or any Affiliate of any Member may bid on and purchase any Company Assets. If the Board of Managers, or any trustee or liquidator, determines that an immediate sale of part or all of the Company's assets would cause undue loss to the Members, the Board of Managers, or any trustee or liquidator, may, with the approval of the Board of Managers, defer liquidation of and withhold from distribution for a reasonable time any Company Assets (except those necessary to satisfy the Company's current obligations).

10.4. Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Agreement, and notwithstanding any custom or law to the contrary, upon dissolution of the Company, any deficit in a Member's Capital Account shall not be an asset of the Company and such Member shall not be obligated to contribute such amount to the Company to bring the balance of such Member's Capital Account to zero.

ARTICLE XI.

AMENDMENTS

11.1. Amendments. (a) Amendments may be made to this Agreement from time to time by no less than two-thirds of the Members; *provided, however*, that if such amendment would (i) alter or change the powers, preferences or special rights of ISE so as to affect it adversely, or (ii) alter or change the Core Items or any matters relating to the Core Items, such amendment shall require the approval of ISE. In making any amendments, there shall be prepared and filed by the Board of Managers such documents and certificates as shall be required to be prepared and filed. All amendments to this Agreement shall be in writing.

(b) Notwithstanding anything to the contrary contained in this Agreement, the Board of Managers shall amend Schedules I through III hereof to reflect the admission of Additional Members, the Transfer of Shares, changes in the Capital Accounts of Members and any other changes in the information set forth therein accomplished in accordance with this Agreement, and the amendment of such Schedules shall not constitute an amendment of this Agreement and shall not require the consent of any Member or other Person.

ARTICLE XII.

MISCELLANEOUS

12.1. Further Assurances. Each party to this Agreement agrees to execute, acknowledge, deliver, file and record such further certificates, amendments, instruments and documents, and to do all such other acts and things, as may be required by law or as, in the reasonable judgment of both the Board of Managers and such party, are necessary to carry out the intent and purpose of this Agreement.

12.2. Confidentiality. Each party hereto agrees that, except with the prior written consent of the affected party, it shall at all times keep confidential and not divulge, furnish or make accessible to anyone any confidential information, knowledge or data concerning or relating to the business or financial affairs of the Company or the other parties to which such party has been or shall become privy by reason of this Agreement, discussions or negotiations relating to this Agreement or the relationship of the parties contemplated hereby; *provided, however*, that confidential information may be disclosed to a party's directors, partners, officers, employees, advisors, financing sources or representatives who have a reasonable need to know the contents thereof (provided that (1) such directors, partners, officers, employees, advisors, financing sources or representatives of any party will be informed by such party of the confidential nature of such information and shall be directed by such party to keep such information confidential in accordance with the contents of this Agreement and (2) each party will be liable for any breaches of this Section 12.2 by any of its directors, partners, officers, employees, advisors, financing sources or representatives). The confidentiality obligations of this Section 12.2 do not apply to any information, knowledge or data (i) which is publicly available or becomes publicly available through no act or omission of the party wishing to disclose the information, knowledge or data; or (ii) to the extent that it is required to be disclosed by any applicable law, regulation or legal process or by the rules of any stock exchange, regulatory body or governmental authority, or any court of competent jurisdiction. The provisions of this Section 12.2 shall survive termination of this Agreement.

12.3. Notices. Unless otherwise specified in this Agreement, all notices, demands, elections, requests or other communications that any party to this Agreement may desire or be required to give hereunder shall be in writing and shall be given by hand, by facsimile, or by a recognized overnight courier service providing confirmation of delivery, addressed as follows:

(a) to the Company, at the address set forth in Section 2.5; and

(b) to the Members at their respective addresses set forth in Schedule I hereto. Each Member shall have the right to designate another address or change an address by written notice to the Company and the other Members in the manner prescribed herein.

All notices given pursuant to this Section 12.3 shall be deemed to have been given (i) if delivered by hand on the date of delivery or on the date delivery was refused by the addressee, (ii) if delivered by facsimile transmission, when transmitted to the applicable number so specified in (or pursuant to) this Section 12.3 and an appropriate answer back is received or (iii) if delivered by overnight courier, on the date of delivery as established by the return receipt or courier service confirmation (or the date on which the courier service confirms that acceptance of delivery was refused by the addressee).

12.4. Headings and Captions. All headings and captions contained in this Agreement and the table of contents hereto are inserted for convenience only and shall not be deemed a part of this Agreement.

12.5. Variance of Pronouns. All pronouns and all variations thereof shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or entity may require.

12.6. Counterparts. This Agreement may be executed in two or more separate counterparts, each of which shall constitute an original and all of which, when taken together, shall constitute one Agreement.

12.7. Governing Law. THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

12.8. Partition. The Members hereby agree that no Member nor any successor-in-interest to any Member shall have the right, while this Agreement remains in effect, to have the property of the Company partitioned, or to file a complaint or institute any proceeding at law or in equity to have the property of the Company partitioned, and each Member, on behalf of himself, his successors, representatives, heirs and assigns, hereby waives any such right.

12.9. Invalidity. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement. If a provision of this Agreement is held to be invalid and the rest of this Agreement is not invalidated, each party shall use all reasonable efforts to effect as far as practicable and valid under applicable law a new provision to achieve the purpose of such invalidated provision.

12.10. Assignment; Successors and Assigns. This Agreement shall be binding upon the parties hereto and their respective successors, executors, administrators, legal representatives, heirs and permitted legal assigns and shall inure to the benefit of the parties hereto and, except as otherwise provided herein, their respective successors, executors, administrators, legal representatives, heirs and permitted legal assigns. No Person other than the parties hereto and their respective successors, executors, administrators, legal representatives, heirs and legal assigns, shall have any rights or claims under this Agreement.

12.11. Entire Agreement. This Agreement supersede all prior agreements among the parties with respect to the subject matter hereof and thereof and contain the entire agreement among the parties with respect to such subject matter. No waiver of any provision hereof by any party hereto shall be deemed a waiver by any other party nor shall any such waiver by any party be deemed a continuing waiver of any matter by such party. No amendment, modification, supplement, discharge or waiver hereof or hereunder shall require the consent of any Person not a party to this Agreement.

12.12. No Brokers. Each of the parties hereto warrants to each other that there are no brokerage commissions or finders' fees (or any basis therefor) resulting from any action taken by such party or any Person acting or purporting to act on its behalf upon entering into this Agreement. Each Member agrees to indemnify and hold harmless each other Member for all costs, damages or other expenses arising out of any misrepresentation made in this Section 12.12.

12.13. Maintenance as a Separate Entity. The Company shall maintain books and records and bank accounts separate from those of its Affiliates; shall at all times hold itself out to the public as a legal entity separate and distinct from any of its Affiliates (including in its leasing activities, in entering into any contract, in preparing its financial statements, and in its stationery and on any signs it posts), and shall cause its controlled Affiliates to do the same and to conduct business with it on an arm's-length basis; shall not commingle its assets with assets of any of its Affiliates; shall not guarantee any obligation of any of its Affiliates; shall cause its business to be carried on by the Board of Managers and shall keep minutes of all meetings of, or written consent executed by, the Members.

12.14. Expenses. Without prejudice to its ability to recover for any losses, damages or liabilities relating to any dispute, controversy or claim arising out of or relating to this Agreement, each of the parties to this Agreement shall pay its own expenses in connection with this Agreement and any amendments, consents or waivers (whether or not the same become effective) under or in respect of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

INTERNATIONAL SECURITIES EXCHANGE HOLDINGS, INC.

By: David Krell
Name: David Krell
Title: President and Chief Executive Officer

Schedule I

Names and Addresses of Members

International Securities Exchange Holdings, Inc.
60 Broad Street
New York, New York 10004

Schedule II

Managers

Appointed by International Securities Exchange Holdings, Inc.

Thomas Ascher

Bruce Cooperman

Gary Katz

David Krell

Schedule III

Members' Capital Accounts

	Initial Capital Contribution	Percentage Interest	Number of Shares
International Securities Exchange Holdings, Inc.	$4,556,141.00	100%	1000

Exhibit C - EDGA
Maple Merger Sub

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "MAPLE MERGER SUB, LLC", FILED IN THIS OFFICE ON THE TWENTY-FIRST DAY OF AUGUST, A.D. 2008, AT 11:47 O'CLOCK A.M.

4585646 8100

080890541

You may verify this certificate online
at corp.delaware.gov/authver.shtml

Harriet Smith Windsor, Secretary of State

AUTHENTICATION: 6805556

DATE: 08-21-08

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:56 AM 08/21/2008
FILED 11:47 AM 08/21/2008
SRV 080890541 - 4585646 FILE

CERTIFICATE OF FORMATION

OF

MAPLE MERGER SUB, LLC

This Certificate of Formation of Maple Merger Sub, LLC (the "Company"), dated as of August 21, 2008, is being duly executed and filed by Eric Hess, as an authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. 18-101, et seq.).

FIRST: The name of the limited liability company formed hereby is Maple Merger Sub, LLC.

SECOND: The address of the registered office of the Company in the State of Delaware is c/o The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

THIRD: The name and address of the registered agent for service of process on the Company in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

Name: Eric Hess
Authorized Person

LIMITED LIABILITY COMPANY AGREEMENT

OF

MAPLE MERGER SUB, LLC

THIS LIMITED LIABILITY COMPANY AGREEMENT (the "Agreement") of Maple Merger Sub, LLC (the "Company") is dated as of this 21st day of August, 2008, by Direct Edge Holdings LLC as the sole member of the Company (the "Member").

ARTICLE I
The Limited Liability Company

1.1 *Formation.* On August 21st, 2008, Eric Hess, in his capacity as an authorized person of the Company, formed the Company as a limited liability company pursuant to the provisions of the Delaware Limited Liability Company Act (together with any successor statute and as amended from time to time, the "Act"), by filing a certificate of formation for the Company as described in Section 18-201 of the Act (the "Certificate") in the Office of the Secretary of State of the State of Delaware.

1.2 *Name.* The name of the Company shall be "Maple Merger Sub, LLC" and its business shall be carried on in such name with such variations and changes as the Member shall determine or deem necessary to comply with requirements of the jurisdictions in which the Company's operations are conducted.

1.3 *Business Purpose; Powers.* The Company is formed for the purpose of engaging in any lawful business, purpose or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act or by any other law or by this Agreement, together with any powers incidental thereto, so far as such powers and privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

1.4 *Registered Office and Agent.* The location of the registered office of the Company shall be 1209 Orange Street, in the City of Wilmington, County of New Castle, Delaware. The Company's Registered Agent at such address shall be The Corporation Trust Company.

1.5 *Term.* Subject to the provisions of Article 6 below, the Company shall have perpetual existence.

ARTICLE II
The Member

2.1 *The Member.* The name and address of the Member is as follows:

Name	Address
Direct Edge Holdings LLC	545 Washington Boulevard

Jersey City, NJ 07310

2.2 *Actions by the Member; Meetings.* The Member may approve a matter or take any action at a meeting or without a meeting by the written consent of the Member. Meetings of the Member may be called at any time by the Member.

2.3 *Liability of the Member.* All debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and the Member shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member.

2.4 *Power to Bind the Company.* The Member (acting in its capacity as such) shall have the authority to bind the Company to any third party with, respect to any matter.

2.5 *Admission of Members.* New members shall be admitted only upon the approval of the Member.

ARTICLE III
Management by the Member

3.1 The management of the Company is fully reserved to the Member, and the Company shall not have "managers," as that term is used in the Act. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Member, who shall make all decisions and take all actions for the Company. In managing the business and affairs of the Company and exercising its powers, the Member shall act through resolutions adopted in written consents. Decisions or actions taken by the Member in accordance with this Agreement shall constitute decisions or action by the Company and shall be binding on the Company.

3.2 *Officers and Related Persons.* The Member shall have the authority to appoint and terminate officers of the Company and retain and terminate employees, agents and consultants of the Company and to delegate such duties to any such officers, employees, agents and consultants as the Member deems appropriate, including the power, acting individually or jointly, to represent and bind the Company in all matters, in accordance with the scope of their respective duties.

ARTICLE IV
Capital Structure and Contributions

4.1 *Capital Structure.* The capital structure of the Company shall consist of one class of common interests (the "Common Interests"). All Common Interests shall be identical with each other in every respect. The Member shall own all of the Common Interests issued and outstanding.

4.2 *Capital Contributions.* From time to time, the Member may determine that the Company requires capital and may make capital contribution(s) in an amount determined by the Member. A capital account shall be maintained for the Member, to which contributions and profits shall be credited and against which distributions and losses shall be charged.

ARTICLE V
Profits, Losses and Distributions

5.1 *Profits and Losses.* For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis in accordance with the manner determined by the Member. In each year, profits and losses shall, be allocated entirely to the Member.

5.2 *Distributions.* The Member shall determine profits available for distribution and the amount, if any, to be distributed to the Member, and shall authorize and distribute on the Common Interests, the determined amount when, as and if declared by the Member. The distributions of the Company shall be allocated entirely to the Member.

ARTICLE VI
Events of Dissolution

The Company shall be dissolved and its affairs wound up upon the occurrence of any of the following events (each, an "Event of Dissolution"):

(a) The Member votes for dissolution; or

(b) A judicial dissolution of the Company under Section 18- 802 of the Act.

ARTICLE VII
Transfer of Interests in the Company

The Member may sell, assign, transfer, convey, gift, exchange or otherwise dispose of any or all of its Common Interests and, upon receipt by the Company of a written agreement executed by the person or entity to whom such Common Interests are to be transferred agreeing to be bound by the terms of this Agreement, such person shall be admitted as a member.

ARTICLE VIII
Exculpation and Indemnification

8.1 *Exculpation.* Notwithstanding any other provisions of this Agreement, whether express or implied, or any obligation or duty at law or in equity, none of the Member, or any officers, directors, stockholders, partners, employees, affiliates, representatives or agents of any of the Member, nor any officer, employee, representative or agent of the Company (individually, a "Covered Person" and, collectively, the "Covered Persons") shall be liable to the Company or any other person for any act or omission (in relation to the Company, its property or the conduct of its business or affairs, this Agreement, any related document or any transaction or investment contemplated hereby or thereby) taken or omitted by a Covered Person in the reasonable belief that such act or omission is in or is not contrary to the best interests of the Company and is within the scope of authority granted to such Covered Person by the Agreement, provided such act or omission does not constitute fraud, willful misconduct, bad faith, or gross negligence.

8.2 *Indemnification.* To the fullest extent permitted by law, the Company shall indemnify and hold harmless each Covered Person from and against any and all losses, claims, demands, liabilities, expenses, judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative ("Claims"), in which the Covered Person may be involved, or threatened to be involved, as a party or otherwise, by reason of its management of the affairs of the Company or which relates to or arises out of the Company or its property, business or affairs. A Covered Person shall not be entitled to indemnification under this Section 8.2 with respect to (i) any Claim with respect to which such Covered Person has engaged in fraud, willful misconduct, bad faith or gross negligence or (ii) any Claim initiated by such Covered Person unless such Claim (or part thereof) (A) was brought to enforce such Covered Person's rights to indemnification hereunder or (B) was authorized or consented to by the Member. Expenses incurred by a Covered Person in defending any Claim shall be paid by the Company in advance of the final disposition of such Claim upon receipt by the Company of an undertaking by or on behalf of such Covered Person to repay such amount if it shall be ultimately determined that such Covered Person is not entitled to be indemnified by the Company as authorized by this Section 8.2.

8.3 *Amendments*. Any repeal or modification of this Article VIII by the Member shall not adversely affect any rights of such Covered Person pursuant to this Article VIII, including the right to indemnification and to the advancement of expenses of a Covered Person existing at the time of such repeal or modification with respect to any acts or omissions occurring prior to such repeal or modification.

ARTICLE IX
Miscellaneous

9.1 *Tax Treatment*. Unless otherwise determined by the Member, the Company shall, be a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes), and the Member and the Company shall timely make any and all necessary elections and filings for the Company treated as a disregarded entity for U.S. federal income tax purposes (and when permitted for any analogous state or local tax purposes).

9.2 *Amendments*. Amendments to this Agreement and to the Certificate of Formation shall be approved in writing by the Member. An amendment shall become effective as of the date specified in the approval of the Member or if none is specified as of the date of such approval or as otherwise provided in the Act.

9.3 *Severability*. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision shall be ineffective to the extent of such invalidity or unenforceability; *provided, however,* that the remaining provisions will continue in full force without being impaired or invalidated in any way unless such invalid or unenforceable provision or clause shall be so significant as to materially affect the expectations of the Member regarding this Agreement. Otherwise, any invalid or unenforceable provision shall be replaced by the Member with a valid provision which most closely approximates the intent and economic effect of the invalid or unenforceable provision.

9.4 *Governing Law*. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to the principles of conflicts of laws thereof.

9.5 _Limited Liability Company_. The Member intends to form a limited liability company and does not intend to form a partnership under the laws of the State of Delaware or any other laws.

[*Signature Page Follows*]

IN WITNESS WHEREOF, the undersigned has duly executed this Agreement as of the day first above written.

DIRECT EDGE HOLDINGS LLC
Sole Member

By: ______________________
Name: Eric W. Hess
Title: Secretary

Exhibit C - EDGA
Six Group

Statuten

der

SIX Group AG
SIX Group SA
SIX Group Ltd

I. Firma, Sitz, Dauer und Zweck

Artikel 1

Unter der Firma

SIX Group AG
(SIX Group SA)
(SIX Group Ltd)

besteht eine Aktiengesellschaft gemäss Art. 620 ff. OR mit Sitz in Zürich. Die Dauer der Gesellschaft ist unbeschränkt.

Artikel 2

Die Gesellschaft bezweckt als Gemeinschaftswerk schweizerischer Finanzinstitutionen das Halten und Verwalten von Beteiligungen an Unternehmen im Börsen-, Banken-, Finanzinfrastruktur- und Finanzdienstleistungsbereich.

Die Gesellschaft kann Zweigniederlassungen und Tochtergesellschaften im In- und Ausland errichten und sich an anderen Unternehmen im In- und Ausland beteiligen, solche erwerben oder errichten, Liegenschaften kaufen, vermieten und verkaufen, gewerbliche Schutzrechte und Know-How erwerben und verwerten.

Die Gesellschaft kann alle kommerziellen, finanziellen und anderen Tätigkeiten ausüben, welche mit dem Zweck der Gesellschaft im Zusammenhang stehen.

II. Aktienkapital und Aktien

Artikel 3

Das Aktienkapital der Gesellschaft beträgt Fr. 19'521'905 und ist eingeteilt in 19'521'905 Namenaktien mit einem Nennwert von je Fr. 1.00. Die Aktien sind vollständig liberiert.

Artikel 4

Die Aktien der Gesellschaft werden als Ordrepapiere verbrieft. Die Übertragung der verbrieften Aktien durch Zession ist ausgeschlossen.

Durch Statutenänderung kann die Generalversammlung jederzeit Namenaktien in Inhaberaktien oder Inhaberaktien in Namenaktien umwandeln.

Artikel 5

Der Verwaltungsrat führt ein Aktienbuch, in welches die Eigentümer und Nutzniesser mit Namen und Adresse eingetragen werden. Im Verhältnis zur Gesellschaft wird als Aktionär oder als Nutzniesser nur anerkannt, wer im Aktienbuch eingetragen ist.

Der Übergang von Aktien bedarf in jedem Falle der Genehmigung durch den Verwaltungsrat. Die Zustimmung kann aus wichtigen Gründen verweigert werden; vorbehalten ist Art. 685b Abs. 4 OR.

Als wichtige Gründe gelten:

1. Falls der Erwerber weder als Handelsteilnehmer an der SWX Swiss Exchange zugelassen noch als Bank nach dem schweizerischen Bankengesetz bewilligt ist;
2. soweit der (konsolidierte) Anteil des Erwerbers am ausgegebenen Aktienkapital seinen prozentualen Nutzungsanteil (Durchschnitt der letzten drei Jahresumsätze) um mehr als 10% (relativ zum prozentualen Nutzungsanteil) übersteigt;

3. Falls der Erwerber ein direkter oder indirekter Konkurrent der Gesellschaft oder deren Tochtergesellschaften ist oder an einem solchen Konkurrenten wesentlich (d.h. mit einer Stimmenanteil von mindestens 30%) beteiligt ist. Nicht als konkurrenzierend gilt die übliche Tätigkeit von Banken und Effektenhändlern;
4. die Bewahrung der Gesellschaft als wirtschaftlich selbständiges Unternehmen, insbesondere wenn die Gesellschaft in die Kontrolle eines Konzerns fallen würde;
5. falls die Übertragung die Gesellschaft oder ihre Tochtergesellschaften hindern könnte, (i) durch schweizerische Bundesgesetze, insbesondere dem Bankengesetz und Börsengesetz, geforderte Nachweise über die Zusammensetzung des Kreises der Aktionäre zu erbringen, oder (ii) derartige, durch vergleichbare ausländische Aufsichtsgesetze geforderte Nachweise zu erbringen (z.B. Gewährserfordernis für wesentliche, indirekte Aktionäre einer Tochtergesellschaft der Gesellschaft);
6. wenn der Erwerber nicht ausdrücklich erklärt, dass er der wirtschaftlich Berechtigte an den Aktien ist, d.h. dass er die Aktien in eigenem Namen und auf eigene Rechnung erworben hat und hält.

Die Zustimmung kann ohne Angabe von Gründen verweigert werden, sofern der Verwaltungsrat anbietet, die Aktien (für Rechnung der Gesellschaft, bestimmter Aktionäre oder Dritter) zum wirklichen Wert im Zeitpunkt des Gesuches zu übernehmen.

Der Verwaltungsrat kann ein verbindliches Reglement erlassen, in welchem er die oben genannten Verweigerungsgründe spezifizieren, Modalitäten bestimmen und Auslegungsfragen klären kann (insbesondere betreffend Bestimmung des prozentualen Nutzungsanteils, Behandlung von Konzernen, Umschreibung von Konkurrenten etc.). Jeder Aktionär und jede andere Person, die ein Interesse glaubhaft macht, hat Anspruch auf Einsicht in dieses Reglement.

Die Gesellschaft kann nach Anhörung des Betroffenen Eintragungen im Aktienbuch streichen, wenn diese durch falsche oder irreführende Angaben des Erwerbers zustande gekommen sind. Der Erwerber muss über die Streichung sofort informiert werden.

III. Organisation der Gesellschaft

Artikel 6

Die Organe der Gesellschaft sind:

A. Generalversammlung
B. Verwaltungsrat
C. Revisionsstelle

A. Generalversammlung

Artikel 7

Oberstes Organ der Gesellschaft ist die Generalversammlung. Ihr stehen folgende unübertragbare Befugnisse zu:

1. Festsetzung und Änderung der Statuten;
2. Wahl und Abberufung der Mitglieder des Verwaltungsrates sowie der Revisionsstelle;
3. Genehmigung des Jahresberichtes, der Jahresrechnung und der Konzernrechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividende;
4. Entlastung der Mitglieder des Verwaltungsrates;
5. Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder ihr durch den Verwaltungsrat vorgelegt werden.

Artikel 8

Die ordentliche Generalversammlung findet jedes Jahr innerhalb von sechs Monaten nach Abschluss des Geschäftsjahres statt.

Ausserordentliche Generalversammlungen werden einberufen, so oft es notwendig ist, insbesondere in den vom Gesetz vorgesehenen Fällen.

Zu ausserordentlichen Generalversammlungen hat der Verwaltungsrat einzuladen, wenn Aktionäre, die mindestens zehn Prozent des Aktienkapitals vertreten, schriftlich und unter Angabe der Verhandlungsgegenstände und der Anträge eine Einberufung verlangen.

Artikel 9

Die Generalversammlung wird durch den Verwaltungsrat, nötigenfalls durch die Revisionsstelle einberufen. Das Einberufungsrecht steht auch den Liquidatoren zu.

Die Generalversammlung wird durch Brief an die Aktionäre einberufen, und zwar mindestens zwanzig Tage vor dem Versammlungstag. In der Einberufung sind die Verhandlungsgegenstände sowie die Anträge des Verwaltungsrates und der Aktionäre bekanntzugeben, welche die Durchführung einer Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben.

Über Gegenstände, die nicht in dieser Weise angekündigt worden sind, können unter dem Vorbehalt der Bestimmungen über die Universalversammlung keine Beschlüsse gefasst werden, ausser über einen Antrag auf Einberufung einer ausserordentlichen Generalversammlung oder auf Durchführung einer Sonderprüfung. Dagegen bedarf es zur Stellung von Anträgen im Rahmen der Verhandlungsgegenstände und zu Verhandlungen ohne Beschlussfassung keiner vorherigen Ankündigung.

Die Eigentümer oder Vertreter sämtlicher Aktien können, falls kein Widerspruch erhoben wird, eine Generalversammlung ohne Einhaltung der für die Einberufung vorgeschriebenen Formvorschriften abhalten (Universalversammlung). Solange die Eigentümer oder Vertreter sämtlicher Aktien anwesend sind, kann in dieser Versammlung über alle in den Geschäftskreis der Generalversammlung fallenden Gegenstände verhandelt und gültig Beschluss gefasst werden.

Spätestens zwanzig Tage vor der ordentlichen Generalversammlung sind der Geschäftsbericht und der Revisionsbericht am Sitz der Gesellschaft den Aktionären zur Einsicht aufzulegen. In der Einberufung zur Generalversammlung ist darauf hinzuweisen.

Artikel 10

Den Vorsitz der Generalversammlung führt der Präsident, bei dessen Verhinderung ein anderes Mitglied des Verwaltungsrates oder ein anderer von der Generalversammlung gewählter Tagespräsident.

Der Vorsitzende bezeichnet den Protokollführer und die Stimmenzähler, die nicht Aktionäre sein müssen.

Der Verwaltungsrat sorgt für die Führung der Protokolle, die vom Vorsitzenden und vom Protokollführer zu unterzeichnen sind.

Artikel 11

Jede Aktie berechtigt zu einer Stimme.

Jeder Aktionär kann sich in der Generalversammlung durch eine andere Person, die sich durch eine schriftliche Vollmacht ausweist, vertreten lassen. Der Vertreter muss nicht Aktionär sein.

Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen mit der absoluten Mehrheit der vertretenen Aktienstimmen, soweit nicht das Gesetz oder die Statuten abweichende Bestimmungen enthalten.

Der Vorsitzende hat den Stichentscheid.

Die Wahlen und Abstimmungen finden offen statt, sofern nicht der Vorsitzende oder einer der Aktionäre verlangt, dass sie geheim erfolgen.

Artikel 12

Ein Beschluss der Generalversammlung, der mindestens zwei Drittel der vertretenen Aktienstimmen und die absolute Mehrheit der vertretenen Aktiennennwerte auf sich vereinigt, ist in Ergänzung zu den gesetzlichen Quorumsvorschriften von Art. 704 Abs. 1 OR erforderlich für:

1. die Erleichterung oder Aufhebung der Beschränkung der Übertragbarkeit der Namenaktien;
2. die Umwandlung von Namenaktien in Inhaberaktien;
3. die Auflösung der Gesellschaft mit Liquidation;
4. die Abänderung dieses Artikels.

B. Verwaltungsrat

Artikel 13

Der Verwaltungsrat besteht aus bis zu zehn Mitgliedern. Er wird jeweils für die Dauer von drei Jahren gewählt. Die Amtsdauer der Mitglieder des Verwaltungsrates endet mit dem Tag der nächsten ordentlichen Generalversammlung. Vorbehalten bleiben vorheriger Rücktritt oder Abberufung. Neue Mitglieder treten in die Amtsdauer derjenigen ein, die sie ersetzen. Die Mitglieder des Verwaltungsrates sind jederzeit wieder wählbar.

Der Verwaltungsrat konstituiert sich selbst. Er bezeichnet einen Sekretär, der nicht Mitglied des Verwaltungsrates sein muss.

Artikel 14

Dem Verwaltungsrat obliegt die Oberleitung der Gesellschaft sowie die Aufsicht und Kontrolle über die Geschäftsführung. Er besorgt alle Angelegenheiten, die nicht nach Gesetz, Statuten oder Reglement einem anderen Organ der Gesellschaft übertragen sind.

Der Verwaltungsrat kann die Geschäftsführung nach Massgabe des Organisationsreglementes an einzelne Mitglieder oder an Dritte übertragen.

Der Verwaltungsrat hat folgende unübertragbare und unentziehbare Aufgaben:

1. Oberleitung der Gesellschaft und Erteilung der nötigen Weisungen;
2. Erlass der notwendigen Reglemente;
3. Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung;
4. Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen und Regelung der Zeichnungsberechtigung;
5. Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen;
6. Erstellung des Geschäftsberichtes sowie Vorbereitung der Generalversammlung und Ausführung ihrer Beschlüsse;
7. Benachrichtigung des Richters im Falle der Überschuldung.

Der Verwaltungsrat kann die Vorbereitung und Ausführung seiner Beschlüsse, einzelne Überwachungsaufgaben sowie, soweit es sich nicht um unübertragbare Aufgaben handelt, einzelne Entscheidbefugnisse Ausschüssen oder einzelnen Mitgliedern zuweisen. Er sorgt für eine angemessene Berichterstattung an seine Mitglieder.

Der Verwaltungsrat erlässt ein Organisationsreglement, das alle zu seiner Organisation notwendigen Aspekte regelt.

Artikel 15

Sitzungsordnung, Beschlussfähigkeit (Präsenz) und Beschlussfassung des Verwaltungsrates richten sich nach dem Organisationsreglement.

Über die Verhandlungen und Beschlüsse des Verwaltungsrates ist ein Protokoll zu führen. Das Protokoll ist vom Vorsitzenden und vom Protokollführer zu unterzeichnen.

Artikel 16

Die Mitglieder des Verwaltungsrates haben Anspruch auf Ersatz ihrer im Interesse der Gesellschaft aufgewendeten Auslagen sowie auf eine ihrer Tätigkeit entsprechende Entschädigung, die der Verwaltungsrat selbst festlegt (vorbehalten ist eine Delegation nach Art. 14 Abs. 4 Statuten).

C. Revisionsstelle

Artikel 17

Die Generalversammlung wählt jedes Jahr eine oder mehrere natürliche oder juristische Personen, die für banken- und börsengesetzliche Revisionen anerkannt sind, als Revisionsstelle im Sinne von Art. 727 ff. OR.

IV. Jahresrechnung und Gewinnverteilung

Artikel 18

Die Jahresrechnung wird jeweils auf den vom Verwaltungsrat bestimmten Termin abgeschlossen.

Der Verwaltungsrat erstellt für jedes Geschäftsjahr einen Geschäftsbericht, welcher sich aus Jahresrechnung, Jahresbericht und, wo nötig, Konzernrechnung zusammensetzt.

Artikel 19

Unter Vorbehalt der gesetzlichen Vorschriften über die Gewinnverteilung, insbesondere Art. 671 ff. OR, steht der Bilanzgewinn zur Verfügung der Generalversammlung.

V. Auflösung und Liquidation

Artikel 20

Die Generalversammlung kann jederzeit die Auflösung und Liquidation der Gesellschaft nach Massgabe der gesetzlichen und statutarischen Vorschriften beschliessen.

Die Liquidation wird durch den Verwaltungsrat durchgeführt, sofern sie nicht durch die Generalversammlung anderen Personen übertragen wird.

Die Liquidation der Gesellschaft erfolgt nach Massgabe der Art. 742 ff. OR. Die Liquidatoren sind ermächtigt, Aktiven (Grundstücke eingeschlossen) auch freihändig zu verkaufen.

Nach erfolgter Tilgung der Schulden wird das Vermögen unter die Aktionäre nach Massgabe der eingezahlten Beträge verteilt.

VI. Mitteilungen und Bekanntmachungen

Artikel 21

Einberufungen und Mitteilungen an die Aktionäre erfolgen durch Brief an die im Aktienbuch verzeichneten Adressen.

Bekanntmachungen an die Gläubiger erfolgen in den vom Gesetz vorgeschriebenen Fällen durch Veröffentlichung im Schweizerischen Handelsamtsblatt, dem Publikationsorgan der Gesellschaft.

VII. Sacheinlagen

Artikel 22

Die Gesellschaft übernimmt vom nicht im Handelsregister eingetragenen Verein Schweizerische Effektenbörse, in Zürich, 1'000'000 Namenaktien zu Fr. 10.00 der SWX Swiss Exchange, in Zürich, im Wert und Preis von Fr. 258’977'400.00, wofür der Sacheinlegerin 9'900 als voll liberiert geltende Aktien der Gesellschaft zu Fr. 1'000.00 zukommen.

Artikel 23

Die Gesellschaft übernimmt gemäss Sacheinlageverträgen, alle datierend zwischen 20. Oktober 2007 und 20. November 2007, von den Aktionären der SIS Swiss Financial Services Group AG bzw. den Aktionären der Telekurs Holding AG auf dem Weg der Sacheinlage 260'000 Namenaktien der SIS Swiss Financial Services Group AG à je nominal Fr. 100 und im Gesamtwert von Fr. 228'341'690 sowie 90'000 Namenaktien der Telekurs Holding AG à je nominal Fr. 500 und im Gesamtwert von Fr. 315'928'250. Dafür kommen den Sacheinlegern 9'521'905 voll liberierte Namenaktien der Gesellschaft mit einem Nennwert von je Fr. 1.00 zu einem Gesamtausgabepreis in der Höhe von Fr. 544'269'940 zu.

Zug, 19. September 2008

Exhibit C - EDGA
Six Swiss

Articles of association

SIX Swiss Exchange AG

I. Company, registered office, purpose and duration

Art. 1 Company, registered office

A public limited company registered under the name

SIX Swiss Exchange AG
(SIX Swiss Exchange SA)
(SIX Swiss Exchange Ltd)

with its registered office in Zurich has been established pursuant to the provisions of the Swiss Code of Obligations (OR).

Art. 2 Purpose

[1] The company shall have as its purpose the operation of electronic securities exchanges and exchange-related operations. It shall also engage in all other activities serving to promote Switzerland as a centre for securities exchanges and finance.

[2] The company may hold stakes in securities exchanges and exchange-related areas; set up branch offices and subsidiaries in Switzerland and abroad; open, grant and take over representative offices and agencies; establish, purchase and dispose of companies; issue, dispose of and purchase licences and intangible property rights and take any action connected with the operation of an exchange, including financing enterprises operating in this field or in related areas. Furthermore, the company may purchase, hold and dispose of real estate.

[3] The company is an (indirect) subsidiary of SIX Group AG (group parent company) and performs its business activities in the interest of the group. It may promote the interests of the group parent company or other group companies and, in particular, grant it or them direct or indirect financing (e.g. via loans or the provision of securities of any kind), upon payment of a fee or free of charge.

Art. 3 Duration

The duration of the company is unlimited.

II. Share capital, registration and restrictions on transferability

Art. 4 Share capital

[1] The company's share capital amounts to CHF 10,000,000 (ten million Swiss francs) and is divided into 1,000,000 registered shares with a nominal value of CHF 10 per share. The shares are fully paid up.

Art. 5 Entry in the share register

[1] The Board of Directors maintains a share register in which the surname, first name(s), address and nationality (registered office for legal entities) of owners and usufructuaries are entered. Only those persons entered in the share register shall be recognised by the company as shareholders or usufructuaries.

Art. 6 Voting rights and proxies

[1] Only those persons entered in the share register may exercise voting and associated rights.

[2] At the general meeting of shareholders, each shareholder may appoint as proxy any other person in possession of a written power of attorney. This person need not be a shareholder.

III. Organisational structure of the company

Art. 7 Executive bodies

The company's executive bodies are as follows:

A. General meeting of shareholders

B. Board of Directors

C. Management Committee

D. Auditors

E. Other executive bodies

a. General meeting of shareholders

Art. 8 Powers

The company's supreme executive body is the general meeting of shareholders, which shall have at its disposal the following non-transferable powers:

1. To adopt and amend the articles of association;
2. To select and remove from office the members of the Board of Directors and the auditors;
3. To approve the annual report and the annual financial statements and passing a resolution on the appropriation of the profit available for distribution, and in particular stipulating the dividend and the directors' share of profits;
4. To give discharge to the members of the Board of Directors;
5. To pass resolutions on the items reserved for the general meeting of shareholders by law or by the articles of association or which are submitted to the general meeting by the Board of Directors.

Art. 9 Ordinary and extraordinary general meeting

[1] The ordinary general meeting takes place every year within six months of the end of the financial year.

[2] Extraordinary general meetings are called as often as required, but especially in the cases prescribed by law.

[3] The Board of Directors must issue invitations to extraordinary general meetings if shareholders who represent at least 10% of the share capital issue a written request for such a meeting to be called, including the purpose of the meeting.

Art. 10 Votes

[1] Each share carries the right to one vote.

[2] Unless there are legislative provisions to the contrary, the general meeting of shareholders passes its resolutions and conducts its elections with an absolute majority of the votes represented.

[3] The Chairman has the casting vote.

b. Board of Directors

Art. 11 Composition

[1] The Board of Directors consists of at least three members.

[2] The members of the Board of Directors are elected until the next ordinary general meeting and can be re-elected at any time.

[3] The Board of Directors is self-constituting and appoints its Chairman and secretary, the latter of whom need not be a member of the Board of Directors.

Art. 12 Powers

[1] The overall management of the company and the supervision and control of the Management Committee are the responsibility of the Board of Directors. It represents the company in dealings with external parties and deals with all issues that are not assigned to a different executive body of the company by law, the articles of association or rules.

[2] In accordance with the Rules of Organisation, the Board of Directors may transfer some of its powers to one or more committees or individual members, with the exception, however, of the inalienable and non-transferable duties as defined in Art. 716a OR.

[3] The Board of Directors has the following non-transferable and inalienable duties:

1. Overall management of the company and issuing the necessary directives;
2. Determining the organisational structure, issuing the Rules of Organisation;
3. Organising the accounting function, financial controlling and financial planning;
4. Appointing and removing from office members of the Management Committee and the persons charged with deputising for such members, including arranging signature authorisations;
5. Supervision and control of the Management Committee, specifically in respect of adherence to legislation, articles of association, rules and directives;
6. Drawing up the annual business report and preparing the general meeting of shareholders and executing its resolutions;
7. Notifying the court in the event of over-indebtedness;
8. Examining the professional qualifications of the auditors.

c. Management Committee

Art. 13

Responsibility for running the business in accordance with the Swiss Stock Exchange Ordinance rests with the Management Committee. The Management Committee shall otherwise perform its duties in accordance with the rules set down by the Board of Directors.

d. Auditors

Art. 14

The auditors under the Swiss Code of Obligations are selected by the general meeting of shareholders and the supervisory auditors are chosen by the Board of Directors for a period of office of one financial year. The audits required under the Swiss Code of Obligations and under supervisory law may be assigned to one and the same or two different auditing firms. The statutory provisions (in particular pursuant to Art. 728 ff. OR and the Swiss Federal Act on Stock Exchanges and Securities Trading) apply to the duties and powers of the auditors under the Swiss Code of Obligations and supervisory law.

e. Other executive bodies

Art. 15

The Board of Directors shall adopt, in the form of rules, provisions regarding the other legally prescribed executive bodies of the company, in particular in respect of the Admission Board, Surveillance and Enforcement, the Disclosure Office, the Sanctions Commission and the independent Appeal Board. Specifically, it governs the selection, composition, duties and competences of such bodies.

In its rules, it may provide for other executive bodies.

VI. Annual financial statements and distribution of profits

Art. 16 Financial year and annual financial statements

1 Each year, the annual financial statements are concluded as per the date determined by the Board of Directors.

2 For each financial year, the Board of Directors prepares an annual business report which comprises the annual financial statements, the annual report and, if required, the consolidated group accounts.

Art. 17 Distributable profits

Subject to the legal provisions on the distribution of profits, especially Art. 671 ff. OR, distributable profits are at the disposal of the general meeting of shareholders.

V. Dissolution and liquidation

Art. 18 Dissolution

At any time, the general meeting of shareholders may resolve to dissolve and liquidate the company in line with the statutory provisions and the articles of association.

Art. 19 Liquidation

[1] Liquidation is conducted by the Board of Directors unless the general meeting of shareholders assigns this task to other persons.

[2] The company will be liquidated in accordance with Art. 742 ff. OR. The liquidators are also authorised to dispose of assets (including real estate) on the open market.

VI. Communications and notices

Art. 20

[1] Calls to attend meetings and communications to the shareholders are sent by letter to the addresses recorded in the share register.

[2] Notices to creditors are issued in the cases prescribed by law via publication in the Swiss Official Gazette of Commerce (SOGC), the company's official publication medium.

Approved at the extraordinary meeting of shareholders.

Feusisberg, 17 December 2008

Exhibit C - EDGA
U.S. Exchange Holdings

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "U.S. EXCHANGE HOLDINGS, INC." AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF INCORPORATION, FILED THE TWENTY-FOURTH DAY OF APRIL, A.D. 2003, AT 6:26 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE AFORESAID CORPORATION.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3651073 8100H

030528278

AUTHENTICATION: 2580578

DATE: 08-13-03

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:25 PM 04/24/2003
FILED 06:26 PM 04/24/2003
SRV 030268728 - 3651073 FILE

CERTIFICATE OF INCORPORATION
OF
U.S. EXCHANGE HOLDINGS, INC.

I, THE UNDERSIGNED, in order to form a corporation for the purposes hereinafter stated, under and pursuant to the provisions of the General Corporation Law of the State of Delaware, as amended from time to time, (the "DGCL"), do hereby certify as follows:

FIRST: The name of the corporation is U.S. Exchange Holdings, Inc. (hereinafter referred to as the "Corporation").

SECOND: The registered office of the Corporation is to be located at 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

FOURTH: The total number of shares of stock which the Corporation is authorized to issue is 100,000 shares of common stock and the par value of each such share is $0.01.

FIFTH: The name and address of the incorporator (the "Sole Incorporator") is as follows: Thomas Lenz, U.S. Exchange, L.L.C., 311 South Wacker Drive, Suite 3750, Chicago, Illinois 60606.

SIXTH: The powers of the Sole Incorporator shall terminate upon the filing of this Certificate of Incorporation and the following persons shall serve as directors until their successors are elected and qualify:

NAME	MAILING ADDRESS
Thomas Lenz	U.S. Exchange, L.L.C. 311 South Wacker Drive Suite 3750 Chicago, Illinois 60606
Michael Widmer	U.S. Exchange, L.L.C. 311 South Wacker Drive Suite 3750 Chicago, Illinois 60606

SEVENTH: The following provision is inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

(a) In furtherance and not in limitation of the powers conferred by statute, the board of directors is expressly authorized to exercise all corporate powers and do all acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the statutes of the State of Delaware and of this Certificate of Incorporation and the bylaws of the Corporation (the "Bylaws") in effect at the time of such action; *provided, however*, that no bylaws adopted shall invalidate any prior act of the directors which would have been valid if such bylaw had not been made.

EIGHTH: The Corporation shall, in accordance with the Bylaws and to the fullest extent permitted by Section 145 of the DGCL, as each may be amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

NINTH: To the fullest extent that the DGCL, as it may be amended from time to time, permits the limitation or elimination of liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except when such liability is imposed (i) directly or indirectly as a result of a violation of the federal securities laws, (ii) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (iii) for any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (iv) pursuant to Section 174 of the DGCL or (v) as a result of any transaction from which the director derived an improper personal benefit. No amendment or repeal of this Article NINTH shall apply or have any effect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

I, THE UNDERSIGNED, being the Sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the DGCL, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand this 24th day of April, 2003.

Name: Thomas Lenz
Title: Sole Incorporator

Form **BCA-13.15**
(Rev. Jan. 1999)

Jesse White, Secretary of State
Department of Business Services
Springfield, IL 62756
Telephone (217) 782-1834
http://www.sos.state.il.us

Payment must be made by certified check, cashier's check, Illinois attorney's check, Illinois C.P.A.'s check or money order, payable to "Secretary of State."

APPLICATION FOR CERTIFICATE OF AUTHORITY TO TRANSACT BUSINESS IN ILLINOIS

This space for use by Secretary of State

FILED

SEP 24 2003

JESSE WHITE
SECRETARY OF STATE

0329031217

Doc#: 0329031217
Eugene "Gene" Moore Fee: $34.50
Cook County Recorder of Deeds
Date: 10/17/2003 03:21 PM Pg: 1 of 6

Date 09-24-2003
License Fee $ ——
Franchise Tax $ 25.00
Filing Fee $ 75.00
Penalties $ ——
Approved: D.H. $ 100.00

(a) CORPORATE NAME: U.S. Exchange Holdings, Inc.

(Complete item 1 (b) only if the corporate name is not available in this state.)

(b) ASSUMED CORPORATE NAME: ______
(By electing this assumed name, the corporation hereby agrees NOT to use its corporate name in the transaction of business in Illinois. Form BCA 4.15 is attached.)

2. (a) State or Country of Incorporation: Delaware
(b) Date of Incorporation: April 24, 2003
(c) Period of Duration: Perpetual

3. (a) Address of the principal office, wherever located:
311 South Wacker
Suite 3750
Chicago Illinois, 60606

(b) Address of principal office in Illinois: (If none, so state)
see 3 (a)

4. Name and address of the registered agent and registered office in Illinois.

Registert Agent: CT Corporation
First Name *Middle Name* *Last Name*

Registered Office: 208 South LaSalle Street
Number *Street* *Suite #*

Chicago. Illinois 60604, Cook County
City *ZIP Code* *County*

5. States and countries in which it is admitted or qualified to transact business: Delaware

6. Names and residential addresses of officers and directors:

	Name	No. & Street	City	State	ZIP
President	Thomas Lenz, 311 South Wacker Drive, Suite 3750, Chicago, Illinois 60606				
Secretary	Michael Widmer, 311 South Wacker Drive, Suite 3750, Chicago, Illinois 60606				
Director					
Director					
Director					

If more than 3, attach list

7. Purpose or purposes proposed to be pursued in transacting business in this state:
(If not sufficient space to cover this point, add one or more sheets of this size.)

Engagement in any lawful act or activity for which a corporation may be organized under Delaware's General Corporation Law and permitted under the Illinois Business Corporation Act of 1983, as amended.

8. Authorized and issued shares:

Class	Series	Par Value	Number of Shares Authorized	Number of Shares Issued
Common	None	0.01 $	100,000	100,000

9. Paid-in Capital: $ 1,000.00
("Paid-in Capital" replaces the terms Stated Capital & Paid-in Surplus and is equal to the total of these accounts.)

10. (a) Give an estimate of the total value of all the property* of the corporation for the following year: $ 100,000.00

(b) Give an estimate of the total value of all the property* of the corporation for the following year that will be located in Illinois: $ 100,000.00

(c) State the estimated total business of the corporation to be transacted by it everywhere for the following year: $ 15,000,000.00

(d) State the estimated annual business of the corporation to be transacted by it at or from places of business in the State of Illinois: $ 15,000,000.00

11. Interrogatories: (Important – this section must be completed.)

** (a) Office or offices to which all contracts with the corporation are forwarded for final acceptance: #3(a)
(b) Number of shares of all classes owned by residents of Illinois: None
(c) Number of shares of all classes owned by non-residents of Illinois: 100,000
(d) Is the corporation transacting business in this state at this time? No
(e) If the answer to item 11(d) is yes, state the exact date on which it commenced to transact business in Illinois:

12. This application is accompanied by a certified copy of the articles of incorporation, as amended, duly authenticated, within the last ninety (90) days, by the proper officer of the state or country wherein the corporation is incorporated.

13. The undersigned corporation has caused this statement to be signed by its duly authorized officers, each of whom affirms, under penalties of perjury, that the facts stated herein are true. (All signatures must be in **BLACK INK**.)

Dated August 13, 2003 (Month & Day) (Year)

U.S. Exchange Holdings, Inc.
(Exact Name of Corporation)

attested by [signature]
(Signature of Secretary or Assistant Secretary)
MICHAEL WIDMER
(Type or Print Name and Title)

[signature]
(Signature of President or Vice President)
by THOMAS LENZ
(Type or Print Name and Title)

* PROPERTY as used in this application shall apply to all property of the corporation, real, personal, tangible, intangible, or mixed without qualifications.

** When the response to #11(a) lists ONLY an Illinois address, then the total business as reflected in #10(c) is also considered to be Illinois business for the purpose of computing the Illinois allocation factor. By signing this application, the corporation affirms that it is aware that the amount of paid-in capital, and consequently the amount of license fees and franchise taxes, may be proportionately higher due to the Illinois address shown under #11(a).

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

U.S. EXCHANGE HOLDINGS, INC.

[ ], 2009

The name of the corporation is U.S. Exchange Holdings, Inc. (the "**Corporation**"). The Corporation was incorporated on April 24, 2003 by filing its Certificate of Incorporation with the Secretary of State of the State of Delaware under the name U.S. Exchange Holdings, Inc. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on April 24, 2003 and was amended and restated on December 19, 2007 (as amended and restated, the "**Original Certificate**"). This Second Amended and Restated Certificate of Incorporation of the Corporation (this "**Restated Certificate**") is being filed pursuant to Sections 242 and 245 of the Delaware General Corporation Law, and restates, integrates and amends the Original Certificate.

FIRST: The name of the Corporation is U.S. Exchange Holdings, Inc.

SECOND: The registered office of the Corporation is to be located at 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of its registered agent at that address is The Corporation Trust Company.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the DGCL.

FOURTH: The total number of shares of stock which the Corporation is authorized to issue is 100,000 shares of common stock and the par value of each such share is $0.01.

FIFTH: The board of directors of the Corporation (the "**Board of Directors**") may make bylaws and from time to time may alter, amend or repeal bylaws.

SIXTH: Unless and except to the extent that the bylaws of the Corporation (the "**Bylaws**") shall so require, the election of directors of the Corporation need not be by written ballot.

SEVENTH: The following provision is inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:

> In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to exercise all corporate powers and do all acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the statutes of the State of Delaware and of this Restated Certificate and the Bylaws in effect at the time of such action; *provided, however,* that no bylaws adopted shall invalidate any prior act of the directors that would have been valid if such bylaw had not been made.

EIGHTH: The Corporation shall, in accordance with the Bylaws and to the fullest extent permitted by Section 145 of the DGCL, as each may be amended from time to time, indemnify all Persons whom it may indemnify pursuant thereto. As used in this Restated Certificate, the term "**Person**" shall mean an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

NINTH: To the fullest extent that the DGCL, as it may be amended from time to time, permits the limitation or elimination of liability of directors, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except when such liability is imposed (i) directly or indirectly as a result of a violation of the federal securities laws, (ii) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (iii) for any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, (iv) pursuant to Section 174 of the DGCL or (v) as a result of any transaction from which the director derived an improper personal benefit. No amendment or repeal of this Article NINTH shall apply or have any affect on the liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

TENTH: In discharging his or her responsibilities as a member of the Board of Directors, each director, to the fullest extent permitted by law, shall, to the extent such director is involved in the activities of one or more national securities exchanges controlled, directly or indirectly, by the Corporation (each, a "**Controlled National Securities Exchange**"), including, but not limited to, International Securities Exchange, LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of the Corporation ("ISE, LLC"), EDGA Exchange, Inc., a Delaware corporation, and EDGX Exchange, Inc., a Delaware corporation, or facility thereof, take into consideration the effect that the Corporation's actions would have on the ability of each Controlled National Securities Exchange, or facility thereof, to carry out its responsibilities under the Securities Exchange Act of 1934 (the "**Exchange Act**"), and on the ability of each Controlled National Securities Exchange, or facility thereof, and the Corporation: to engage in conduct that fosters and does not interfere with each Controlled National Securities Exchange, or facility thereof, and the Corporation's ability to prevent fraudulent and manipulative acts and practices; to promote just and equitable principles of trade; to foster cooperation and coordination with Persons engaged in regulating, clearing, settling, processing information with respect to, and facilitating transactions in securities; to remove impediments to and perfect the mechanisms of a free and open market and a national market system; and, in general, to protect investors and the public interest. In discharging his or her responsibilities as a member of the Board of Directors or as an officer or employee of the Corporation, each such director, officer, or employee shall, to the extent such director, officer, or employee is involved in the activities of a Controlled National Securities Exchange, or facility thereof, comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with the Controlled National Securities Exchange pursuant to its respective regulatory authority and the United States Securities and Exchange Commission (the "**Commission**"). Nothing in this Article TENTH shall create any duty owed by any director, officer or employee of the Corporation to any Person to consider, or afford any particular weight to, any of the foregoing matters or to limit his or her consideration to the foregoing matters. No employee, former employee, beneficiary, customer, creditor, community or regulatory authority or member thereof shall have any rights against any director, officer or employee of the Corporation or the Corporation under this Article TENTH.

ELEVENTH: The Corporation shall comply with the federal securities laws and the rules and regulations thereunder and shall cooperate with each Controlled National Securities Exchange pursuant to its regulatory authority and the Commission and shall take reasonable steps necessary to cause its agents to cooperate with each Controlled National Securities Exchange pursuant to its respective regulatory authority and the Commission with respect to such agents' activities related to each Controlled National Securities Exchange, or facility thereof.

TWELFTH: For so long as the Corporation shall directly or indirectly control a Controlled National Securities Exchange, or facility thereof, the Corporation, its directors, officers and employees shall give due regard to the preservation of the independence of the self-regulatory function of the Controlled National Securities Exchange and to the Controlled National Securities Exchange's obligations to investors and the general public, and shall not take any actions that would interfere with the effectuation of any decisions by the board of directors of the Controlled National Securities Exchange relating to its regulatory responsibilities (including enforcement and disciplinary matters) or that would interfere with the ability of the Controlled National Securities Exchange to carry out its responsibilities under the Exchange Act.

THIRTEENTH: For so long as the Corporation shall directly or indirectly control a Controlled National Securities Exchange, the Corporation shall take reasonable steps necessary to cause International Securities Exchange Holdings, Inc. ("**ISE Holdings**"), a Delaware corporation and a wholly-owned subsidiary of the Corporation, to be in compliance with the Ownership Limits and the Voting Limits, as such terms are defined in Article FOURTH, Section III of the certificate of incorporation of ISE Holdings. If any Person, either alone or together with its Related Persons, at any time owns (whether by acquisition or by a change in the number of shares outstanding) of record or beneficially, whether directly or indirectly, 10%, 15%, 20%, 25%, 30%, 35%, or 40% or more of the then-outstanding shares in the Corporation, the Corporation shall, as soon as practicable, give written notice of such ownership to the board of directors of each Controlled National Securities Exchange and to the International Securities Exchange Trust, a statutory trust formed under the laws of the state of Delaware, as provided in that certain Amended and Restated Trust Agreement, dated as of [ ], 2009, among the Corporation, ISE Holdings, Wilmington Trust Company, as Delaware Trustee, Sharon Brown-Hruska, as Trustee, Robert Schwartz, as Trustee and Heinz Zimmermann, as Trustee, which notice shall state (A) such Person's full legal name, (B) such Person's title or status and the date on which such title or status was acquired, (C) such Person's approximate ownership interest in the Corporation, and (D) whether such Person has the power, directly or indirectly, to direct the management or policies of the Corporation, whether through ownership of securities, by contract or otherwise. As used in this Restated Certificate, the term "**Related Persons**" shall mean (1) with respect to any Person, any executive officer (as defined under Rule 3b-7 under the Exchange Act), director, general partner, manager or managing member, as applicable, and all "**affiliates**" and "**associates**" of such Person (as such terms are defined in Rule 12b-2 under the Exchange Act); (2) with respect to any Person constituting a member of the Controlled National Securities Exchange (as such term is defined in Section 3(a)(3)(A) of the Exchange Act)("**Member**"), any broker or dealer with which such Member is associated; (3) with respect to any Person that is an executive officer (as defined under Rule 3b-7 under the Exchange Act), director, general partner, manager or managing member of a company, corporation or similar entity, such company, corporation or entity, as applicable; and (4) any two or more Persons that have any agreement, arrangement or understanding (whether or not in writing) to act together for the purpose of acquiring, voting, holding or disposing of shares of the capital stock of the Corporation; and the term "beneficially owned", including all derivative or similar words, shall have the meaning set forth in Regulation 13D-G under the Exchange Act.

FOURTEENTH: All confidential information pertaining to the self-regulatory function of a Controlled National Securities Exchange, or facility thereof (including, but not limited to, confidential information regarding disciplinary matters, trading data, trading practices and audit information) contained in the books and records of the Controlled National Securities Exchange, or facility thereof that shall come into the possession of the Corporation shall, to the fullest extent permitted by law: (i) not be made available to any Person (other than as provided in the next sentence) other than to those officers, directors, employees and agents of the Corporation that have a reasonable need to know the contents thereof; (ii) be retained in confidence by the Corporation and the officers, directors, employees and agents of the Corporation; and (iii) not be used for any commercial purposes. Nothing in this Restated Certificate of Incorporation shall be interpreted as to limit or impede: (A) the rights of the Commission or the Controlled National Securities Exchange to access and examine such confidential information pursuant to the federal securities laws and the rules and regulations promulgated thereunder; or (B) the ability of any officers, directors, employees or agents of the Corporation to disclose such confidential information to the Commission or the Controlled National Securities Exchange.

FIFTEENTH: For so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, the books, records, premises, officers, directors and employees of the Corporation shall be deemed to be the books, records, premises, officers, directors and employees of the Controlled National Securities Exchange for purposes of and subject to oversight pursuant to the Exchange Act, but only to the extent that such books and records are related to, or such officers, directors and employees are involved in, the activities of the Controlled National Securities Exchange, or facility thereof. The Corporation's books and records relating to the activities of a Controlled National Securities Exchange, or facility thereof, shall be subject at all times to inspection and copying by the Commission and the Controlled National Securities Exchange. The Corporation's books and records related to the activities of a Controlled National Securities Exchange, or facility thereof, shall be maintained within the United States.

SIXTEENTH: Notwithstanding any other provision of this Restated Certificate of Incorporation, for so long as the Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of this Restated Certificate of Incorporation of the Corporation shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange , and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

IN WITNESS WHEREOF, the Corporation has caused this Second Amended and Restated Certificate of Incorporation to be signed and attested to by its duly authorized officers as of the date set forth above.

U.S. EXCHANGE HOLDINGS, INC.

By: ______________________________
Name:
Title:

By: ______________________________
Name:
Title:

U.S. EXCHANGE HOLDINGS, INC.

AMENDED AND RESTATED

BY LAWS

ARTICLE I

DEFINITIONS

SECTION 1. **Definitions**. As used in these Bylaws, the following terms shall have the meanings set forth in this Section 1 of Article I (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

"**Board**" and "**Board of Directors**" mean the board of directors of the Corporation.

"**Business Day**" means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by law to be closed in the City of Chicago.

"**Certificate of Incorporation**" means the certificate of incorporation of the Corporation, as amended, modified, supplemented or restated from time to time.

"**Chairman of the Board**" means the person filling the office described in Article III, Section 5.

"**Commission**" means the United States Securities and Exchange Commission.

"**Corporation**" means U.S. Exchange Holdings, Inc.

"**Designated Officer**" has the meaning set forth in Article III, Section 14.

"**Director**" means a director of the Corporation.

"**Disinterested Directors**" has the meaning set forth in Article V, Section 4.

"**Emergency**" has the meaning set forth in Article III, Section 14.

"**Governmental Authority**" means any nation or government, any state, municipality or other political subdivision of any of the foregoing entities, any international, multilateral or intergovernmental organization, any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any of the foregoing entities (including any court of law), any self-regulatory organization or any arbitration panel.

"**ISE, LLC**" means International Securities Exchange, LLC.

"**Person**" means an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

"**President**" means the person filling the office of the president of the Corporation.

"**Secretary**" means the person filling the office of the secretary of the Corporation.

"**Stockholders**" has the meaning set forth in Article II, Section 1.

"**Treasurer**" means the person filling the office of the treasurer of the Corporation.

"**Vice President**" means the person filling the office of the vice president of the Corporation.

SECTION 2. **Certain Rules of Construction.** (a) Whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice-versa.

(b) The words "hereof," "herein" and "hereunder" and words of similar import when used in these Bylaws shall refer to these Bylaws as a whole and not to any particular provision of these Bylaws. References to the Articles, Sections, Paragraphs or Exhibits shall refer respectively to the articles, sections, paragraphs or exhibits of these Bylaws, unless otherwise expressly provided.

(c) When used herein, the terms "include," "includes," and "including" are not limiting.

(d) Unless the context requires otherwise, correlative forms of any term defined herein shall have a corresponding meaning to that of such term.

ARTICLE II

MEETINGS OF STOCKHOLDERS

SECTION 1. **Time and Place of Meetings of Stockholders.** Subject to Section 2 of this Article II, all meetings of the holders of common stock of the Corporation (the "Stockholders") shall be held at such place and time within or without the State of Illinois as the Board, by resolution, shall determine and as set forth in the notice of the meeting.

SECTION 2. **Annual Meetings.** Subject to Section 8 of this Article II, the annual meeting of Stockholders shall be held in Chicago, Illinois on the first Tuesday in April at 11:30 a.m. Central Time (or, if such day is not a Business Day, on the next succeeding Business Day), or at such other time and place within four months following the close of the previous fiscal year as the Board may designate in writing from time to time, to elect the Directors in accordance with these Bylaws and to transact such other business as may properly come before such meeting. If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next Business Day.

SECTION 3. **Special Meetings.** (a) Special meetings of the Stockholders may be called by the Stockholders holding a majority of the outstanding common stock of the

Corporation for any purpose or purposes. Any such call shall state the purpose or purposes of the proposed meeting.

(b) Special meetings may be held at such time and place, within or without the State of Illinois, as shall be stated in the notice of such meeting.

(c) At any special meeting, no business unrelated to the purpose or purposes stated in the notice thereof may be transacted without the unanimous consent of the Stockholders entitled to vote thereat.

SECTION 4. **Stockholders of Record.** (a) The record date for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding (i) the day on which notice is given, or (ii) the day on which the meeting is held if notice is not given by reason of due waiver thereof, and the record date for determining Stockholders for any other purpose shall be the close of business on the day on which the resolution of the Board relating thereto is adopted.

(b) A determination of Stockholders of record entitled to notice of or to vote at any meeting of Stockholders, made in accordance with this Section 4 of this Article II, shall apply to any adjournment thereof.

SECTION 5. **Notice of Meetings.** (a) Written notice, which may include electronic mail, stating the place, date and time of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting has been called, shall be delivered by the Secretary to each Stockholder entitled to vote thereat at such Stockholder's address as it appears on the records of the Corporation, not less than ten nor more than sixty days before the date of the meeting.

(b) Notice of any meeting need not be given to any Stockholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any Stockholder at a meeting, in person or by proxy, without protesting to the chairman of such meeting (whether orally or in writing) prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by such Stockholder.

SECTION 6. **Quorum and Voting.** (a) Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, the presence, in person or by proxy, of Stockholders holding a majority of the outstanding common stock of the Corporation entitled to vote shall constitute a quorum at all meetings of the Stockholders. In case a quorum shall not be present at any meeting, Stockholders holding a majority of the outstanding common stock of the Corporation entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those Stockholders originally notified of their entitlement to vote at the meeting shall be entitled to vote at any adjournment or adjournments thereof. The Stockholders present, in person or by proxy, at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during the meeting of that number of Stockholders whose absence would result in less than a quorum being present.

(b) Each Stockholder entitled to vote in accordance with the terms of the Certificate of Incorporation and the provisions of these Bylaws shall be entitled to one vote for each share of common stock held by such Stockholder. Such Stockholder shall vote in person or by a proxy executed in writing by the Stockholder or by the Stockholder's duly authorized attorney-in-fact and filed with the Board before or at the time of the meeting, but no proxy shall be voted after eleven months from its date unless such proxy provides for a longer period.

(c) All decisions shall require the affirmative vote of Stockholders representing a majority of the outstanding common stock of the Corporation, except as otherwise provided by the Certificate of Incorporation, these Bylaws or the laws of the State of Delaware.

SECTION 7. **Telephonic Meetings.** Stockholders may participate in a meeting by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

SECTION 8. **Action Without Meeting.** Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of Stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding common stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of common stock entitled to vote thereon were present and voted. Any action taken pursuant to this Section 8 of this Article II shall become effective at the time such consent is signed by Stockholders holding the requisite number of shares of common stock, unless the consent specifies a different effective date.

ARTICLE III

DIRECTORS

SECTION 1. **Powers of the Board of Directors.** (a) Except to the extent specifically provided to the contrary in the Certificate of Incorporation, these Bylaws or applicable law, the management of the business and affairs of the Corporation shall be vested in the Board and the Board shall have all powers necessary for the management and administration of the business and affairs of the Corporation and for the promotion of their welfare, objects and purposes. Except to the extent specifically provided to the contrary in the Certificate of Incorporation, these Bylaws or applicable law, such authority shall include:

(i) all power necessary to govern the Corporation;

(ii) the power to consider and approve mergers, acquisitions, consolidations and similar matters,

(iii) the power to organize affiliates and subsidiaries;

(iv) the power to issue orders, directions and resolutions; and

(v) the power to consider, and make decisions with respect to, any and all matters related to the welfare of the Corporation as permitted by the laws of the State of Delaware.

(b) In the event of any dispute or difference of opinion as to the policies of the Corporation as to any other matter or thing whatsoever in connection with any matters specified in Paragraph (a) of this Section 1 of this Article III or otherwise related to the Corporation or the conduct of the Corporation's business, the final decision shall, except as otherwise expressly provided herein, be vested in the Board.

(c) Except as otherwise provided in these Bylaws or authorized by the Board, no other Person, including Directors, officers, agents, consultants, employees or affiliates of the Corporation, shall have the authority or power, directly or indirectly, to act as agent of the Corporation for any purpose, engage in any transaction, make any commitment, enter into any contract or incur any obligation (whether as principal, surety or agent) in the name of the Corporation or in any other way bind the Corporation or hold itself out as acting for or on behalf of the Corporation. Any attempted action in contravention of this Section 1 of this Article III shall be null and void *ab initio* and not binding upon the Corporation.

(d) Persons dealing with the Corporation are entitled to rely conclusively upon the power and authority of the Board and of any officer duly appointed and acting as set forth in these Bylaws or as authorized by the Board. Persons dealing with the Corporation are entitled to rely conclusively upon a certificate signed by any Director or the Secretary as to the incumbency of any other Director, officer or other personnel of the Corporation.

(e) The Board may delegate functions relating to the day-to-day operations of the Corporation to such Directors, officers, agents, consultants or employees as the Board may from time to time designate. Such Directors, officers, agents, consultants or employees need not be employees of the Corporation, and shall have such duties, powers, responsibilities and authority as may from time to time be prescribed by the Board. Any such duties, powers, responsibilities or authority so prescribed may be removed at any time, with or without cause, by the Board.

SECTION 2. **Composition of the Board of Directors.** (a) The Board shall consist of two or more Directors, one of whom is the President.

(b) If no President has been appointed by the Board as specified in Article IV, the Board may consist of one fewer Director than is specified in Section 2(a) of this Article III.

SECTION 3. **Change in Number of Directors.** The number of Directors shall be determined from time to time by resolution of either the stockholders or the Board without further amendment to this section, *provided* that no such change in the number of directors may shorten the term of any incumbent director.

SECTION 4. **Term.** Each Director shall be elected to hold office until the first succeeding annual meeting following such Director's election and until a successor is elected and qualified, or until the earlier death, disqualification, resignation, or removal of such Director. The President shall serve as a Director from the date that he or she assumes office until his or her resignation or removal as President.

SECTION 5. **Powers and Duties of the Chairman of the Board.** The Chairman of the Board shall be appointed by the Board from among the members thereof at the first meeting of the Board after each annual meeting of the Stockholders. The Chairman of the Board shall preside at all meetings of the Stockholders and of the Board at which he or she is present. The performance of any such duty by the Chairman of the Board shall be conclusive evidence of his or her power to act.

SECTION 6. **Resignation and Removal.** (a) Any Director may resign from the Board at any time by giving notice thereof to the President or the Secretary. Such resignation shall be effective as of the date of such notice or on such other date as may be specified in such notice.

(b) The Stockholders, by majority vote, shall have the power to remove any Director at any time with or without cause.

SECTION 7. **Vacancies.** (a) Any vacant or newly created Director position shall be filled by a vote of a majority of the Directors then in office. Each Director appointed to fill a vacancy shall serve for the unexpired term of his or her predecessor and each Director appointed to fill a newly created Directorship shall serve for the duration of the term specified in the applicable Board resolution.

(b) Any vacancy with respect to which the remaining term of office is (i) six months or more shall be filled at the next regular meeting of the Board or (ii) less than six months need not be filled until the next annual election.

(c) Notwithstanding any other provision contained in these Bylaws, in the case of the Chairman of the Board's absence or inability to act, or a vacancy in the office of the Chairman of the Board, the Board shall appoint a successor Chairman of the Board at its next regular meeting. Until the Board appoints such a successor Chairman of the Board, the President shall assume all the functions and discharge all of the duties of the Chairman of the Board.

SECTION 8. **Meetings.** Each meeting of the Board shall be held at such times and places as the Board may elect for the purpose of conducting such business as may be properly conducted at such a meeting. A special meeting of the Board may be called by the Chairman of the Board at any time in his or her sole discretion and shall be called by the Secretary if a majority of the Directors request a special meeting, and such meeting shall be held at such times and places as the Chairman of the Board or the Secretary may designate. Notice of each meeting of the Board shall state the date, time and place thereof, but need not state the purpose thereof except as may otherwise be required by law, and shall be delivered to each Director orally, by electronic mail, mail or any other means, at least one Business Day before the time of the meeting. Directors may participate in a meeting by conference telephone or similar communications equipment through which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

SECTION 9. **Quorum and Voting.** (a) At all meetings of the Board, unless otherwise set forth in these Bylaws, a quorum for the transaction of business upon which all Directors are entitled to vote shall consist of a majority of the Board.

(b) When a quorum is present at a meeting of the Board, a majority of Directors shall have the power to decide any question that may come before such meeting, except as otherwise provided by these Bylaws or by law.

(c) In the absence of a quorum, a majority of Directors at any meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite number of Directors shall be present. The Directors present at any meeting may continue to transact business until adjournment, notwithstanding the withdrawal during the meeting of that number of Directors whose absence would result in less than a quorum being present.

SECTION 10. **Action Without Meeting.** Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, without prior notice and without a vote, if all Directors consent in writing to a resolution authorizing such action, and such resolution is filed with the minutes of proceedings of the Board.

SECTION 11. **Compensation of Directors and Loans to Directors and Officers.** No loan shall be made by the Corporation to any Director or officer. Directors shall not receive any stated salary for their services as Directors or as members of committees, but the Board may, by resolution, fix a flat fee to cover reasonable expenses of the Directors in connection with their attendance at meetings. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity as an officer, agent or otherwise and receiving compensation therefor.

SECTION 12. **Interested Directors**. (a) No Director shall directly or indirectly participate as a member of the Board or of any committee in any matter which would substantially affect his or her interests or the interests of any Person in whom he or she is directly or indirectly interested. Interested Directors may be counted in determining the presence of a quorum at the meeting of the Board or of any committee considering any matter from which any such Director is barred from participation pursuant to this Section 12 of this Article III.

(b) An interested Director shall disqualify himself or herself or shall be disqualified by a vote of the Board or, in the case of committee votes, the chairman of the relevant committee.

(c) For purposes of this Section 12 of this Article III, a Director is not personally interested by reason of being or having been a member of a committee which has made prior inquiry, examination or investigation of the subject under consideration.

SECTION 13. **Committees.** The Board may by resolution or resolutions passed by a majority of the Board, designate one or more committees. To the extent provided in the authorizing resolution of the Board, each committee may have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority to amend the Certificate of Incorporation, adopt an agreement of merger or consolidation, recommend to the Stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommend to the Stockholders a dissolution of the Corporation or a revocation of a dissolution, or amend the Bylaws of the Corporation; and, unless the authorizing resolution, these Bylaws or the Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock in the Corporation.

ARTICLE IV

OFFICERS

SECTION 1. **Selection by Board.** (a) Officers may be appointed by the Board from time to time, including a President, one or more Vice Presidents, a Treasurer, a Secretary and such other officers as the Board deems necessary or useful in connection with the conduct of the Corporation's business and affairs. Officers may be appointed by the Board at any meeting of the Board. Each officer shall hold his or her office for one year and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Two or more offices may be held by the same person except the offices of President and Secretary.

(b) Any officer, agent, or employee of the Corporation may be removed, or his or her authority suspended, by the Board with or without cause at any time. Such removal or suspension of authority without cause shall be without prejudice to such person's contractual rights, if any, but the election or appointment of any person as an officer, agent or employee of the Corporation shall not be deemed of itself to create contractual rights. The compensation of officers, agents, and employees appointed by the Board shall be fixed by the Board, but this power may be delegated to any officer, agent, or employee as to persons under his or her direction or control. Notwithstanding the foregoing, the compensation of the President shall be determined by the Board, except that, if the President is a Director at such time, the President shall recuse himself or herself from the consideration of his or her compensation. No officer shall be precluded from receiving a salary because he or she is also a Director.

SECTION 2. **Powers and Duties of the President.** (a) Subject to the direction of the Board, the President shall have general supervision over, and day to day management of, the business and affairs of the Corporation. The President shall be the representative of the Corporation in all public matters. The President shall also carry out all of the responsibilities and duties of any subordinate officer in the event of a vacancy in any subordinate office or the temporary absence or incapacity of any subordinate officer.

(b) The President may employ and discharge employees and agents of the Corporation, except such as may be appointed or otherwise designated by the Board, and he or she may delegate these powers.

(c) The President shall be a Director by virtue of his or her office and shall be an ex officio member, without the right to vote, of all committees that may be established by the Board pursuant to Section 13 of Article III, without prejudice to his or her being specifically appointed as a voting member of any committee. If the President is not then the Chairman of the Board, in the absence or inability to act of the Chairman of the Board, he or she shall preside at all meetings of the Stockholders and of the Board at which he or she is present.

(d) The President shall not engage in any other occupation during his or her incumbency except with the approval of the Board.

(e) The President or his or her designee may vote the shares or other securities of any other domestic or foreign corporation of any type or kind which may at any time be owned by the Corporation, may execute any shareholders' or other consents in respect thereof, and may, in his or her discretion, delegate such powers by executing proxies or otherwise, on behalf of the Corporation; *provided*, that the Board, by resolution from time to time, may confer like powers upon any other person or persons. The President shall also have such other powers and perform such other duties as the Board may designate. The performance of any such duty by the President shall be conclusive evidence of his or her power to act.

(f) In the case of the President's temporary absence or inability to act, the President may designate any other officer to assume all the functions and discharge all of the duties of the President. Upon the President's failure to so designate, or if the office of the President is vacant, an officer designated by the Board shall perform the functions and duties of the President. Any person appointed to act in the capacity of the President pursuant to this Section 2 of this Article IV shall not be a member of the Board unless the office of President is vacant.

SECTION 3. **Powers and Duties of the Secretary.** The Secretary shall attend all meetings, and have charge of the minutes of all proceedings, of the Stockholders and the Board. He or she shall attend to the giving of all notices to Stockholders and Directors. He or she shall have charge of the seal of the Corporation and shall attest the same by his or her signature whenever required. He or she shall have charge of the record of Stockholders of the Corporation, and of such other books and papers as the Board may direct from time to time. He or she shall have all such other powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her from time to time by the President or the Board.

SECTION 4. **Powers and Duties of the Treasurer.** The Treasurer shall have responsibility for the financial affairs of the Corporation and shall maintain appropriate books and records of the financial affairs of the Corporation. The Treasurer shall also have charge of all funds and securities of the Corporation, shall endorse the same for deposit or collection when necessary, and shall deposit the same to the credit of the Corporation in such banks or depositories as the Board may authorize from time to time. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Corporation and may sign all receipts and vouchers for payments made to the Corporation. He or she shall have all such other powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her from time to time by the President or the Board.

SECTION 5. **Powers and Duties of the Vice Presidents.** Each Vice President shall have such powers and duties as may be prescribed by the President or the Board.

SECTION 6. **Additional Officers.** The Board may appoint such other officers as it may deem appropriate, and such other officers shall hold their offices for such terms and shall exercise such powers and perform such duties as may be determined from time to time by the Board.

SECTION 7. **Resignation.** Any officer may resign by giving notice thereof to the Chairman of the Board, the President or the Secretary, or to any officer to whom such officer reports. Such resignation shall be effective as of the date of such notice or on such date as may be specified in such notice.

ARTICLE V

INDEMNIFICATION

SECTION 1. **Indemnification.** (a) The Corporation shall hold harmless and indemnify each of its officers, Directors, employees and agents from and against, and reimburse such persons for, any and all liabilities, judgments, fines, orders, writs, directives, demands, rulings, decisions, determinations, injunctions, decrees or awards of any Governmental Authority, claims, settlements, losses, damages (including any diminution in value as appropriate), reasonable fees (including attorneys' and other experts' fees and disbursements), liens, taxes, penalties, obligations and expenses, incurred, directly or indirectly, as a result of or in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, whether or not such action, suit or proceeding is by, or in the right of, the Corporation to procure a judgment in its favor or by, or in the right of, any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for which such person served in any capacity at the request of the Corporation, to which such person is, was or at any time becomes a party, or is threatened to be made a party, or as a result of or in connection with any appeal therein, by reason of the fact that such person is, was or at any time becomes a Director, officer, employee or agent of the Corporation or is or was serving at any time such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, whether arising out of any breach of such person's fiduciary duty as a Director, officer, employee or agent of the Corporation or such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise under any state or federal law or otherwise; *provided, however*, that (i) indemnification shall be paid pursuant to this Section 1 of this Article V if, and only if, such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful and (ii) no indemnification shall be payable pursuant to this Article V if a court having jurisdiction in the matter shall determine that such indemnification is not lawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(b) In the event any person seeking indemnification from the Corporation hereunder is required to bring any action to enforce rights or to collect monies due under this Section 1 of this Article V and is successful in such action, the Corporation shall reimburse such person for all costs and expenses, including attorney's fees, incurred by such person in connection with such action.

SECTION 2. **Continuation of Indemnity.** All agreements and obligations of the Corporation to any person contained in this Article V shall continue during the period such person shall serve as a Director, officer, employee or agent of the Corporation and shall continue thereafter so long as such person shall be subject to any possible liabilities, judgments, fines, orders, writs, directives, demands, rulings, decisions, determinations, injunctions, decrees or awards of any Governmental Authority, claims, settlements, losses, damages (including any diminution in value as appropriate), reasonable fees (including attorneys' and other experts' fees and disbursements), liens, taxes, penalties, obligations and expenses, by reason of the fact that such person was a Director or officer of the Corporation or served at the request of the Corporation in any capacity for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and all such agreements and obligations of the Corporation shall inure to the benefit of any such person's heirs, executors and administrators.

SECTION 3. **Advancement and Repayment of Expenses.** Expenses incurred by an officer, Director, employee or agent in defending any threatened or pending action, suit or proceeding, whether civil, criminal, administrative or investigative, shall be paid by the Corporation in advance of the final disposition thereof, other than those expenses for which such Director or officer is not entitled to indemnification pursuant to the proviso to, or the last sentence of, Section 1(a) of this Article V. The Corporation shall make such payments upon receipt of (i) a written request made by such person for payment of such expenses, (ii) an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized herein and (iii) evidence satisfactory to the Corporation as to the amount of such expenses.

SECTION 4. **Authorization.** Any indemnification under this Article V (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 of this Article V. Such determination shall be made (i) by the Board by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding ("Disinterested Directors") or (ii) by the Stockholders or (iii) notwithstanding any determination made pursuant to the foregoing clause (i) or (ii), by independent legal counsel in a written opinion if a quorum of Disinterested Directors so directs.

SECTION 5. **Notification and Defense of Claim.** Promptly after receipt by a person seeking indemnification pursuant to this Article V of notice of the commencement of any action, suit or proceeding, such person shall, if a claim in respect thereof is to be made against the Corporation under Section 1 of this Article V, notify the Corporation of the commencement thereof; but the omission so to notify the Corporation will not relieve the Corporation from any liability which it may have to such person otherwise than under Section 1 of this Article V. With respect to any such action, suit or proceeding as to which such person notifies the Corporation of the commencement thereof:

(a) The Corporation will be entitled to participate therein at its own expense;

(b) Except as otherwise provided in this Article V, the Corporation may, jointly with any other party providing indemnification that was similarly notified, assume the defense thereof, with counsel satisfactory to the person to be indemnified. After notice from the Corporation to the person to be indemnified of its election so to assume the defense thereof, the Corporation will not be liable to such person under this Article V for any legal or other expenses subsequently incurred by such person in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below. The person to be indemnified shall have the right to employ his or her own counsel in such action, suit or proceeding but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of such person unless (i) the employment of counsel by such person has been authorized by the Corporation in connection with the defense of such action, (ii) such person shall have reasonably concluded that there may be a conflict of interest between the Corporation and such person in the conduct of the defense of such action, or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel for such person shall be borne by the Corporation (it being understood, however, that the Corporation shall not be liable for the expenses of more than one counsel for such person in connection with any action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances). The Corporation shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Corporation or as to which such person shall have made the conclusion provided for in (ii) above; and

(c) Notwithstanding any other provision of this Section 5 of this Article V, the Corporation shall not be liable to indemnify any person seeking indemnification under this Article V for any amounts paid in settlement of any action or claim effected without the Corporation's written consent. The Corporation shall not settle any action or claim in any manner which would impose any penalty or limitation on the person to be indemnified without such person's written consent. Neither the Corporation nor any such person will unreasonably withhold its, his or her consent to any proposed settlement.

SECTION 6. **Nonexclusivity.** The indemnification and advancement of expenses, provided by or granted pursuant to this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the General Corporation Law of the State of Delaware, the Certificate of Incorporation, these Bylaws, as now in effect or as hereafter amended, any agreement, any vote of Stockholders or Directors, any applicable law, or otherwise.

ARTICLE VI

MISCELLANEOUS

SECTION 1. **Certificates of Stock.** Certificates representing shares of stock in the Corporation shall be in such form and shall bear such legends as may be determined by the Board on advice of counsel from time to time. Such certificates shall be signed by the President and by the Secretary and shall be sealed with the seal of the Corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the Stockholder to whom the shares represented thereby are issued, with the number of shares and the date of issue, shall be entered on the books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in the case of a lost, destroyed or mutilated certificate a new one may be issued pursuant to the provisions of Section 2 of this Article VI.

SECTION 2. **Lost Certificates.** A new certificate of stock may be issued in the place of any certificate theretofore issued by the Corporation, alleged to have been lost or destroyed, and the Board may, in its discretion, require the owner of the lost or destroyed certificate, or his or her legal representatives, to give the Corporation a bond, in such sum as they may direct, not exceeding double the value of the stock, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate, or the issuance of any such new certificate.

SECTION 3. **Transfer of Shares.** The shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the Directors may designate, by whom they shall be cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

SECTION 4. **Dividends.** Subject to the provisions of the Certificate of Incorporation, the Board may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the Corporation as and when they deem expedient. Before declaring any dividend there may be set apart out of any funds of the Corporation available for dividends, such sum or sums as the Directors, from time to time in their discretion, deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Directors shall deem conducive to the interests of the Corporation.

SECTION 5. **Seal.** The corporate seal shall be circular in form and shall contain the name of the Corporation, the year of its creation and the words "CORPORATE SEAL -- DELAWARE". Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

SECTION 6. **Fiscal Year.** The fiscal year of the Corporation shall be determined by resolution of the Board.

SECTION 7. **Checks.** All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner as shall be determined from time to time by resolutions of the Board.

SECTION 8. **Notice and Waiver of Notice.** (a) Whenever any notice is required to be given under the provisions of the Certificate of Incorporation, these Bylaws or any resolution adopted by the Board, personal notice is not meant unless expressly so stated. If mailed, any notice so required shall be deemed to be sufficient if deposited in the United States mail, postage prepaid, addressed to the person entitled thereto at his or her address as it appears on the records of the Corporation, and such notice shall be deemed to have been given on the day of such mailing. Stockholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by statute.

(b) Whenever any notice is required to be given under the provisions of any law, or under the provisions of the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

SECTION 9. **Amendments.** These Bylaws may be altered or repealed and Bylaws may be made by the affirmative vote of a majority of the Board, at any regular meeting of the Board, or at any special meeting of the Board, if notice of the proposed alteration or repeal, or Bylaw or Bylaws to be made, is contained in the notice of such special meeting. For so long as this Corporation shall control, directly or indirectly, ISE, LLC, before any amendment to or repeal of any provision of these Bylaws shall be effective, the same shall be submitted to the board of directors of ISE, LLC, and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

SECTION 10. **Severability.** In the event that any provision of these Bylaws should be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect any other provision of these Bylaws, which shall remain in full force and effect in accordance with the terms thereof and shall be construed as if such invalid or unenforceable provision had not been contained therein. The Corporation shall use its reasonable best efforts to replace such invalid or unenforceable provision with a similar but valid or enforceable provision as nearly as possible reflecting the intent of the invalid or unenforceable provision.

SECTION 11. **Governing Law.** These Bylaws shall be governed by and construed in accordance with the laws of the State of Delaware.

SECTION 12. **Section References.** Article or Section titles or captions contained in these Bylaws are included only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of these Bylaws or the intent of any provision hereof or thereof.

SECTION 13. **Decisions.** Any decisions to be made by any Person (including the Corporation and any officer, agent, employee, representative or committee thereof) under these Bylaws may be made by such Person in the sole discretion of such Person.

SECTION 14. **Contracts.** Subject to compliance with the authorization requirements therefor in these Bylaws, the Board may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 15. **Deposits.** All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositaries as the Board may select.

SECTION 16. **Jurisdiction.** (a) The Corporation and its officers, directors, and employees whose principal place of business and residence is outside of the United States, in the case of any such director, officer, or employee by virtue of his or her acceptance of any such position and to the extent such director, officer, or employee is involved in the activities of ISE, LLC, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts and the Commission for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, commenced or initiated by the Commission arising out of, or relating to, the activities of ISE, LLC (and those officers, directors and employees of the Corporation shall be deemed to agree that the Corporation may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding), and the Corporation and each such director, officer, or employee shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the Commission, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency.

(b) The Corporation shall take reasonable steps necessary to cause its officers, directors, and employees prior to accepting a position as an officer, director, or employee, as applicable, of the Corporation to consent to the applicability to them of Article TENTH, Article, TWELFTH, Article FOURTEENTH, and Article FIFTEENTH of the Certificate of Incorporation of the Corporation and Section 16(a) hereof to the extent that such officers, directors, and employees are involved in the activities of ISE, LLC.

U.S. EXCHANGE HOLDINGS, INC.

SECOND AMENDED AND RESTATED

BY LAWS

ARTICLE I

DEFINITIONS

SECTION 1. **Definitions**. As used in these Bylaws, the following terms shall have the meanings set forth in this Section 1 of Article I (such meanings to be equally applicable to both the singular and plural forms of the terms defined).

"**Board**" and "**Board of Directors**" mean the board of directors of the Corporation.

"**Business Day**" means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by law to be closed in the City of Chicago.

"**Certificate of Incorporation**" means the certificate of incorporation of the Corporation, as amended, modified, supplemented or restated from time to time.

"**Chairman of the Board**" means the person filling the office described in Article III, Section 5.

"**Commission**" means the United States Securities and Exchange Commission.

"**Controlled National Securities Exchange**" means a national securities exchange controlled, directly or indirectly, by the Corporation, including but not limited to, ISE, LLC or the Direct Edge Exchanges.

"**Corporation**" means U.S. Exchange Holdings, Inc.

"**Designated Officer**" has the meaning set forth in Article III, Section 14.

"**Direct Edge Exchanges**" means EDGA Exchange, Inc. and EDGX Exchange, Inc.

"**Director**" means a director of the Corporation.

"**Disinterested Directors**" has the meaning set forth in Article V, Section 4.

"**Emergency**" has the meaning set forth in Article III, Section 14.

"**Governmental Authority**" means any nation or government, any state, municipality or other political subdivision of any of the foregoing entities, any international, multilateral or intergovernmental organization, any entity exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, any of the foregoing entities (including any court of law), any self-regulatory organization or any arbitration panel.

"**ISE, LLC**" means International Securities Exchange, LLC.

"**Person**" means an individual, partnership (general or limited), joint stock company, corporation, limited liability company, trust or unincorporated organization, or any governmental entity or agency or political subdivision thereof.

"**President**" means the person filling the office of the president of the Corporation.

"**Secretary**" means the person filling the office of the secretary of the Corporation.

"**Stockholders**" has the meaning set forth in Article II, Section 1.

"**Treasurer**" means the person filling the office of the treasurer of the Corporation.

"**Vice President**" means the person filling the office of the vice president of the Corporation.

SECTION 2. **Certain Rules of Construction.** (a) Whenever the context requires, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural and vice-versa.

(b) The words "hereof," "herein" and "hereunder" and words of similar import when used in these Bylaws shall refer to these Bylaws as a whole and not to any particular provision of these Bylaws. References to the Articles, Sections, Paragraphs or Exhibits shall refer respectively to the articles, sections, paragraphs or exhibits of these Bylaws, unless otherwise expressly provided.

(c) When used herein, the terms "include," "includes," and "including" are not limiting.

(d) Unless the context requires otherwise, correlative forms of any term defined herein shall have a corresponding meaning to that of such term.

ARTICLE II

MEETINGS OF STOCKHOLDERS

SECTION 1. **Time and Place of Meetings of Stockholders.** Subject to Section 2 of this Article II, all meetings of the holders of common stock of the Corporation (the "Stockholders") shall be held at such place and time within or without the State of Illinois as the Board, by resolution, shall determine and as set forth in the notice of the meeting.

SECTION 2. **Annual Meetings.** Subject to Section 8 of this Article II, the annual meeting of Stockholders shall be held in Chicago, Illinois on the first Tuesday in April at 11:30 a.m. Central Time (or, if such day is not a Business Day, on the next succeeding Business Day), or at such other time and place within four months following the close of the previous fiscal year as the Board may designate in writing from time to time, to elect the Directors in accordance with these Bylaws and to transact such other business as may properly come before such meeting. If the date of the annual meeting shall fall upon a legal holiday, the meeting shall be held on the next Business Day.

SECTION 3. **Special Meetings.** (a) Special meetings of the Stockholders may be called by the Stockholders holding a majority of the outstanding common stock of the Corporation for any purpose or purposes. Any such call shall state the purpose or purposes of the proposed meeting.

(b) Special meetings may be held at such time and place, within or without the State of Illinois, as shall be stated in the notice of such meeting.

(c) At any special meeting, no business unrelated to the purpose or purposes stated in the notice thereof may be transacted without the unanimous consent of the Stockholders entitled to vote thereat.

SECTION 4. **Stockholders of Record.** (a) The record date for the determination of Stockholders entitled to notice of or to vote at a meeting of Stockholders shall be at the close of business on the day next preceding (i) the day on which notice is given, or (ii) the day on which the meeting is held if notice is not given by reason of due waiver thereof, and the record date for determining Stockholders for any other purpose shall be the close of business on the day on which the resolution of the Board relating thereto is adopted.

(b) A determination of Stockholders of record entitled to notice of or to vote at any meeting of Stockholders, made in accordance with this Section 4 of this Article II, shall apply to any adjournment thereof.

SECTION 5. **Notice of Meetings.** (a) Written notice, which may include electronic mail, stating the place, date and time of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting has been called, shall be delivered by the Secretary to each Stockholder entitled to vote thereat at such Stockholder's address as it appears on the records of the Corporation, not less than ten nor more than sixty days before the date of the meeting.

(b) Notice of any meeting need not be given to any Stockholder who submits a signed waiver of notice, in person or by proxy, whether before or after the meeting. The attendance of any Stockholder at a meeting, in person or by proxy, without protesting to the chairman of such meeting (whether orally or in writing) prior to the conclusion of the meeting the lack of notice of such meeting, shall constitute a waiver of notice by such Stockholder.

SECTION 6. **Quorum and Voting.** (a) Except as otherwise required by law, the Certificate of Incorporation or these Bylaws, the presence, in person or by proxy, of Stockholders holding a majority of the outstanding common stock of the Corporation entitled to vote shall constitute a quorum at all meetings of the Stockholders. In case a quorum shall not be present at any meeting, Stockholders holding a majority of the outstanding common stock of the Corporation entitled to vote thereat, present in person or by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite amount of stock entitled to vote shall be present. At any such adjourned meeting at which the requisite amount of stock entitled to vote shall be represented, any business may be transacted which might have been transacted at the meeting as originally noticed; but only those Stockholders originally notified of their entitlement to vote at the meeting shall be entitled to vote at any adjournment or adjournments thereof. The Stockholders present, in person or by proxy, at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during the meeting of that number of Stockholders whose absence would result in less than a quorum being present.

(b) Each Stockholder entitled to vote in accordance with the terms of the Certificate of Incorporation and the provisions of these Bylaws shall be entitled to one vote for each share of common stock held by such Stockholder. Such Stockholder shall vote in person or by a proxy executed in writing by the Stockholder or by the Stockholder's duly authorized attorney-in-fact and filed with the Board before or at the time of the meeting, but no proxy shall be voted after eleven months from its date unless such proxy provides for a longer period.

(c) All decisions shall require the affirmative vote of Stockholders representing a majority of the outstanding common stock of the Corporation, except as otherwise provided by the Certificate of Incorporation, these Bylaws or the laws of the State of Delaware.

SECTION 7. **Telephonic Meetings.** Stockholders may participate in a meeting by conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

SECTION 8. **Action Without Meeting.** Unless otherwise provided by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of Stockholders, or any action which may be taken at any annual or special meeting, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding common stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of common stock entitled to vote thereon were present and voted. Any action taken pursuant to this Section 8 of this Article II shall become effective at the time such consent is signed by Stockholders holding the requisite number of shares of common stock, unless the consent specifies a different effective date.

ARTICLE III

DIRECTORS

SECTION 1. **Powers of the Board of Directors.** (a) Except to the extent specifically provided to the contrary in the Certificate of Incorporation, these Bylaws or applicable law, the management of the business and affairs of the Corporation shall be vested in the Board and the Board shall have all powers necessary for the management and administration of the business and affairs of the Corporation and for the promotion of their welfare, objects and purposes. Except to the extent specifically provided to the contrary in the Certificate of Incorporation, these Bylaws or applicable law, such authority shall include:

(i) all power necessary to govern the Corporation;

(ii) the power to consider and approve mergers, acquisitions, consolidations and similar matters,

(iii) the power to organize affiliates and subsidiaries;

(iv) the power to issue orders, directions and resolutions; and

(v) the power to consider, and make decisions with respect to, any and all matters related to the welfare of the Corporation as permitted by the laws of the State of Delaware.

(b) In the event of any dispute or difference of opinion as to the policies of the Corporation as to any other matter or thing whatsoever in connection with any matters specified in Paragraph (a) of this Section 1 of this Article III or otherwise related to the Corporation or the conduct of the Corporation's business, the final decision shall, except as otherwise expressly provided herein, be vested in the Board.

(c) Except as otherwise provided in these Bylaws or authorized by the Board, no other Person, including Directors, officers, agents, consultants, employees or affiliates of the Corporation, shall have the authority or power, directly or indirectly, to act as agent of the Corporation for any purpose, engage in any transaction, make any commitment, enter into any contract or incur any obligation (whether as principal, surety or agent) in the name of the Corporation or in any other way bind the Corporation or hold itself out as acting for or on behalf of the Corporation. Any attempted action in contravention of this Section 1 of this Article III shall be null and void *ab initio* and not binding upon the Corporation.

(d) Persons dealing with the Corporation are entitled to rely conclusively upon the power and authority of the Board and of any officer duly appointed and acting as set forth in these Bylaws or as authorized by the Board. Persons dealing with the Corporation are entitled to rely conclusively upon a certificate signed by any Director or the Secretary as to the incumbency of any other Director, officer or other personnel of the Corporation.

(e) The Board may delegate functions relating to the day-to-day operations of the Corporation to such Directors, officers, agents, consultants or employees as the Board may from time to time designate. Such Directors, officers, agents, consultants or employees need not be employees of the Corporation, and shall have such duties, powers, responsibilities and authority as may from time to time be prescribed by the Board. Any such duties, powers, responsibilities or authority so prescribed may be removed at any time, with or without cause, by the Board.

SECTION 2. **Composition of the Board of Directors.** (a) The Board shall consist of two or more Directors, one of whom is the President.

(b) If no President has been appointed by the Board as specified in Article IV, the Board may consist of one fewer Director than is specified in Section 2(a) of this Article III.

SECTION 3. **Change in Number of Directors.** The number of Directors shall be determined from time to time by resolution of either the stockholders or the Board without further amendment to this section, *provided* that no such change in the number of directors may shorten the term of any incumbent director.

SECTION 4. **Term.** Each Director shall be elected to hold office until the first succeeding annual meeting following such Director's election and until a successor is elected and qualified, or until the earlier death, disqualification, resignation, or removal of such Director. The President shall serve as a Director from the date that he or she assumes office until his or her resignation or removal as President.

SECTION 5. **Powers and Duties of the Chairman of the Board.** The Chairman of the Board shall be appointed by the Board from among the members thereof at the first meeting of the Board after each annual meeting of the Stockholders. The Chairman of the Board shall preside at all meetings of the Stockholders and of the Board at which he or she is present. The performance of any such duty by the Chairman of the Board shall be conclusive evidence of his or her power to act.

SECTION 6. **Resignation and Removal.** (a) Any Director may resign from the Board at any time by giving notice thereof to the President or the Secretary. Such resignation shall be effective as of the date of such notice or on such other date as may be specified in such notice.

(b) The Stockholders, by majority vote, shall have the power to remove any Director at any time with or without cause.

SECTION 7. **Vacancies.** (a) Any vacant or newly created Director position shall be filled by a vote of a majority of the Directors then in office. Each Director appointed to fill a vacancy shall serve for the unexpired term of his or her predecessor and each Director appointed to fill a newly created Directorship shall serve for the duration of the term specified in the applicable Board resolution.

(b) Any vacancy with respect to which the remaining term of office is (i) six months or more shall be filled at the next regular meeting of the Board or (ii) less than six months need not be filled until the next annual election.

(c) Notwithstanding any other provision contained in these Bylaws, in the case of the Chairman of the Board's absence or inability to act, or a vacancy in the office of the Chairman of the Board, the Board shall appoint a successor Chairman of the Board at its next regular meeting. Until the Board appoints such a successor Chairman of the Board, the President shall assume all the functions and discharge all of the duties of the Chairman of the Board.

SECTION 8. **Meetings.** Each meeting of the Board shall be held at such times and places as the Board may elect for the purpose of conducting such business as may be properly conducted at such a meeting. A special meeting of the Board may be called by the Chairman of the Board at any time in his or her sole discretion and shall be called by the Secretary if a majority of the Directors request a special meeting, and such meeting shall be held at such times and places as the Chairman of the Board or the Secretary may designate. Notice of each meeting of the Board shall state the date, time and place thereof, but need not state the purpose thereof except as may otherwise be required by law, and shall be delivered to each Director orally, by electronic mail, mail or any other means, at least one Business Day before the time of the meeting. Directors may participate in a meeting by conference telephone or similar communications equipment through which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

SECTION 9. **Quorum and Voting.** (a) At all meetings of the Board, unless otherwise set forth in these Bylaws, a quorum for the transaction of business upon which all Directors are entitled to vote shall consist of a majority of the Board.

(b) When a quorum is present at a meeting of the Board, a majority of Directors shall have the power to decide any question that may come before such meeting, except as otherwise provided by these Bylaws or by law.

(c) In the absence of a quorum, a majority of Directors at any meeting shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until the requisite number of Directors shall be present. The Directors present at any meeting may continue to transact business until adjournment, notwithstanding the withdrawal during the meeting of that number of Directors whose absence would result in less than a quorum being present.

SECTION 10. **Action Without Meeting.** Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, without prior notice and without a vote, if all Directors consent in writing to a resolution authorizing such action, and such resolution is filed with the minutes of proceedings of the Board.

SECTION 11. **Compensation of Directors and Loans to Directors and Officers.** No loan shall be made by the Corporation to any Director or officer. Directors shall not receive any stated salary for their services as Directors or as members of committees, but the Board may, by resolution, fix a flat fee to cover reasonable expenses of the Directors in connection with their attendance at meetings. Nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity as an officer, agent or otherwise and receiving compensation therefor.

SECTION 12. **Interested Directors**. (a) No Director shall directly or indirectly participate as a member of the Board or of any committee in any matter which would substantially affect his or her interests or the interests of any Person in whom he or she is directly or indirectly interested. Interested Directors may be counted in determining the presence of a quorum at the meeting of the Board or of any committee considering any matter from which any such Director is barred from participation pursuant to this Section 12 of this Article III.

(b) An interested Director shall disqualify himself or herself or shall be disqualified by a vote of the Board or, in the case of committee votes, the chairman of the relevant committee.

(c) For purposes of this Section 12 of this Article III, a Director is not personally interested by reason of being or having been a member of a committee which has made prior inquiry, examination or investigation of the subject under consideration.

SECTION 13. **Committees.** The Board may by resolution or resolutions passed by a majority of the Board, designate one or more committees. To the extent provided in the authorizing resolution of the Board, each committee may have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority to amend the Certificate of Incorporation, adopt an agreement of merger or consolidation, recommend to the Stockholders the sale, lease or exchange of all or substantially all of the Corporation's property and assets, recommend to the Stockholders a dissolution of the Corporation or a revocation of a dissolution, or amend the Bylaws of the Corporation; and, unless the authorizing resolution, these Bylaws or the Certificate of Incorporation expressly so provide, no such committee shall have the power or authority to declare a dividend or to authorize the issuance of stock in the Corporation.

ARTICLE IV

OFFICERS

SECTION 1. **Selection by Board.** (a) Officers may be appointed by the Board from time to time, including a President, one or more Vice Presidents, a Treasurer, a Secretary and such other officers as the Board deems necessary or useful in connection with the conduct of the Corporation's business and affairs. Officers may be appointed by the Board at any meeting of the Board. Each officer shall hold his or her office for one year and until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Two or more offices may be held by the same person except the offices of President and Secretary.

(b) Any officer, agent, or employee of the Corporation may be removed, or his or her authority suspended, by the Board with or without cause at any time. Such removal or suspension of authority without cause shall be without prejudice to such person's contractual rights, if any, but the election or appointment of any person as an officer, agent or employee of the Corporation shall not be deemed of itself to create contractual rights. The compensation of officers, agents, and employees appointed by the Board shall be fixed by the Board, but this power may be delegated to any officer, agent, or employee as to persons under his or her direction or control. Notwithstanding the foregoing, the compensation of the President shall be determined by the Board, except that, if the President is a Director at such time, the President shall recuse himself or herself from the consideration of his or her compensation. No officer shall be precluded from receiving a salary because he or she is also a Director.

SECTION 2. **Powers and Duties of the President.** (a) Subject to the direction of the Board, the President shall have general supervision over, and day to day management of, the business and affairs of the Corporation. The President shall be the representative of the Corporation in all public matters. The President shall also carry out all of the responsibilities and duties of any subordinate officer in the event of a vacancy in any subordinate office or the temporary absence or incapacity of any subordinate officer.

(b) The President may employ and discharge employees and agents of the Corporation, except such as may be appointed or otherwise designated by the Board, and he or she may delegate these powers.

(c) The President shall be a Director by virtue of his or her office and shall be an ex officio member, without the right to vote, of all committees that may be established by the Board pursuant to Section 13 of Article III, without prejudice to his or her being specifically appointed as a voting member of any committee. If the President is not then the Chairman of the Board, in the absence or inability to act of the Chairman of the Board, he or she shall preside at all meetings of the Stockholders and of the Board at which he or she is present.

(d) The President shall not engage in any other occupation during his or her incumbency except with the approval of the Board.

(e) The President or his or her designee may vote the shares or other securities of any other domestic or foreign corporation of any type or kind which may at any time be owned by the Corporation, may execute any shareholders' or other consents in respect thereof, and may, in his or her discretion, delegate such powers by executing proxies or otherwise, on behalf of the Corporation; *provided*, that the Board, by resolution from time to time, may confer like powers upon any other person or persons. The President shall also have such other powers and perform such other duties as the Board may designate. The performance of any such duty by the President shall be conclusive evidence of his or her power to act.

(f) In the case of the President's temporary absence or inability to act, the President may designate any other officer to assume all the functions and discharge all of the duties of the President. Upon the President's failure to so designate, or if the office of the President is vacant, an officer designated by the Board shall perform the functions and duties of the President. Any person appointed to act in the capacity of the President pursuant to this Section 2 of this Article IV shall not be a member of the Board unless the office of President is vacant.

SECTION 3. **Powers and Duties of the Secretary.** The Secretary shall attend all meetings, and have charge of the minutes of all proceedings, of the Stockholders and the Board. He or she shall attend to the giving of all notices to Stockholders and Directors. He or she shall have charge of the seal of the Corporation and shall attest the same by his or her signature whenever required. He or she shall have charge of the record of Stockholders of the Corporation, and of such other books and papers as the Board may direct from time to time. He or she shall have all such other powers and duties as generally are incident to the position of Secretary or as may be assigned to him or her from time to time by the President or the Board.

SECTION 4. **Powers and Duties of the Treasurer.** The Treasurer shall have responsibility for the financial affairs of the Corporation and shall maintain appropriate books and records of the financial affairs of the Corporation. The Treasurer shall also have charge of all funds and securities of the Corporation, shall endorse the same for deposit or collection when necessary, and shall deposit the same to the credit of the Corporation in such banks or depositories as the Board may authorize from time to time. He or she may endorse all commercial documents requiring endorsements for or on behalf of the Corporation and may sign all receipts and vouchers for payments made to the Corporation. He or she shall have all such other powers and duties as generally are incident to the position of Treasurer or as may be assigned to him or her from time to time by the President or the Board.

SECTION 5. **Powers and Duties of the Vice Presidents.** Each Vice President shall have such powers and duties as may be prescribed by the President or the Board.

SECTION 6. **Additional Officers.** The Board may appoint such other officers as it may deem appropriate, and such other officers shall hold their offices for such terms and shall exercise such powers and perform such duties as may be determined from time to time by the Board.

SECTION 7. **Resignation.** Any officer may resign by giving notice thereof to the Chairman of the Board, the President or the Secretary, or to any officer to whom such officer reports. Such resignation shall be effective as of the date of such notice or on such date as may be specified in such notice.

ARTICLE V

INDEMNIFICATION

SECTION 1. **Indemnification.** (a) The Corporation shall hold harmless and indemnify each of its officers, Directors, employees and agents from and against, and reimburse such persons for, any and all liabilities, judgments, fines, orders, writs, directives, demands, rulings, decisions, determinations, injunctions, decrees or awards of any Governmental Authority, claims, settlements, losses, damages (including any diminution in value as appropriate), reasonable fees (including attorneys' and other experts' fees and disbursements), liens, taxes, penalties, obligations and expenses, incurred, directly or indirectly, as a result of or in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, whether or not such action, suit or proceeding is by, or in the right of, the Corporation to procure a judgment in its favor or by, or in the right of, any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise for which such person served in any capacity at the request of the Corporation, to which such person is, was or at any time becomes a party, or is threatened to be made a party, or as a result of or in connection with any appeal therein, by reason of the fact that such person is, was or at any time becomes a Director, officer, employee or agent of the Corporation or is or was serving at any time such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, whether arising out of any breach of such person's fiduciary duty as a Director, officer, employee or agent of the Corporation or such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise under any state or federal law or otherwise; *provided, however*, that (i) indemnification shall be paid pursuant to this Section 1 of this Article V if, and only if, such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful and (ii) no indemnification shall be payable pursuant to this Article V if a court having jurisdiction in the matter shall determine that such indemnification is not lawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful. No indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

(b) In the event any person seeking indemnification from the Corporation hereunder is required to bring any action to enforce rights or to collect monies due under this Section 1 of this Article V and is successful in such action, the Corporation shall reimburse such person for all costs and expenses, including attorney's fees, incurred by such person in connection with such action.

SECTION 2. **Continuation of Indemnity.** All agreements and obligations of the Corporation to any person contained in this Article V shall continue during the period such person shall serve as a Director, officer, employee or agent of the Corporation and shall continue thereafter so long as such person shall be subject to any possible liabilities, judgments, fines, orders, writs, directives, demands, rulings, decisions, determinations, injunctions, decrees or awards of any Governmental Authority, claims, settlements, losses, damages (including any diminution in value as appropriate), reasonable fees (including attorneys' and other experts' fees and disbursements), liens, taxes, penalties, obligations and expenses, by reason of the fact that such person was a Director or officer of the Corporation or served at the request of the Corporation in any capacity for any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and all such agreements and obligations of the Corporation shall inure to the benefit of any such person's heirs, executors and administrators.

SECTION 3. **Advancement and Repayment of Expenses.** Expenses incurred by an officer, Director, employee or agent in defending any threatened or pending action, suit or proceeding, whether civil, criminal, administrative or investigative, shall be paid by the Corporation in advance of the final disposition thereof, other than those expenses for which such Director or officer is not entitled to indemnification pursuant to the proviso to, or the last sentence of, Section 1(a) of this Article V. The Corporation shall make such payments upon receipt of (i) a written request made by such person for payment of such expenses, (ii) an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized herein and (iii) evidence satisfactory to the Corporation as to the amount of such expenses.

SECTION 4. **Authorization.** Any indemnification under this Article V (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 1 of this Article V. Such determination shall be made (i) by the Board by a majority vote of a quorum consisting of Directors who were not parties to such action, suit or proceeding ("Disinterested Directors") or (ii) by the Stockholders or (iii) notwithstanding any determination made pursuant to the foregoing clause (i) or (ii), by independent legal counsel in a written opinion if a quorum of Disinterested Directors so directs.

SECTION 5. **Notification and Defense of Claim.** Promptly after receipt by a person seeking indemnification pursuant to this Article V of notice of the commencement of any action, suit or proceeding, such person shall, if a claim in respect thereof is to be made against the Corporation under Section 1 of this Article V, notify the Corporation of the commencement thereof; but the omission so to notify the Corporation will not relieve the Corporation from any liability which it may have to such person otherwise than under Section 1 of this Article V. With respect to any such action, suit or proceeding as to which such person notifies the Corporation of the commencement thereof:

(a) The Corporation will be entitled to participate therein at its own expense;

(b) Except as otherwise provided in this Article V, the Corporation may, jointly with any other party providing indemnification that was similarly notified, assume the defense thereof, with counsel satisfactory to the person to be indemnified. After notice from the Corporation to the person to be indemnified of its election so to assume the defense thereof, the Corporation will not be liable to such person under this Article V for any legal or other expenses subsequently incurred by such person in connection with the defense thereof other than reasonable costs of investigation or as otherwise provided below. The person to be indemnified shall have the right to employ his or her own counsel in such action, suit or proceeding but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of such person unless (i) the employment of counsel by such person has been authorized by the Corporation in connection with the defense of such action, (ii) such person shall have reasonably concluded that there may be a conflict of interest between the Corporation and such person in the conduct of the defense of such action, or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, in each of which cases the fees and expenses of counsel for such person shall be borne by the Corporation (it being understood, however, that the Corporation shall not be liable for the expenses of more than one counsel for such person in connection with any action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances). The Corporation shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Corporation or as to which such person shall have made the conclusion provided for in (ii) above; and

(c) Notwithstanding any other provision of this Section 5 of this Article V, the Corporation shall not be liable to indemnify any person seeking indemnification under this Article V for any amounts paid in settlement of any action or claim effected without the Corporation's written consent. The Corporation shall not settle any action or claim in any manner which would impose any penalty or limitation on the person to be indemnified without such person's written consent. Neither the Corporation nor any such person will unreasonably withhold its, his or her consent to any proposed settlement.

SECTION 6. **Nonexclusivity.** The indemnification and advancement of expenses, provided by or granted pursuant to this Article V shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the General Corporation Law of the State of Delaware, the Certificate of Incorporation, these Bylaws, as now in effect or as hereafter amended, any agreement, any vote of Stockholders or Directors, any applicable law, or otherwise.

ARTICLE VI

MISCELLANEOUS

SECTION 1. **Certificates of Stock.** Certificates representing shares of stock in the Corporation shall be in such form and shall bear such legends as may be determined by the Board on advice of counsel from time to time. Such certificates shall be signed by the President and by the Secretary and shall be sealed with the seal of the Corporation. All certificates for shares shall be consecutively numbered or otherwise identified. The name of the Stockholder to whom the shares represented thereby are issued, with the number of shares and the date of issue, shall be entered on the books of the Corporation. All certificates surrendered to the Corporation for transfer shall be cancelled and no new certificate shall be issued until the former certificate for a like number of shares shall have been surrendered and cancelled, except that in the case of a lost, destroyed or mutilated certificate a new one may be issued pursuant to the provisions of Section 2 of this Article VI.

SECTION 2. **Lost Certificates.** A new certificate of stock may be issued in the place of any certificate theretofore issued by the Corporation, alleged to have been lost or destroyed, and the Board may, in its discretion, require the owner of the lost or destroyed certificate, or his or her legal representatives, to give the Corporation a bond, in such sum as they may direct, not exceeding double the value of the stock, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate, or the issuance of any such new certificate.

SECTION 3. **Transfer of Shares.** The shares of stock of the Corporation shall be transferable only upon its books by the holders thereof in person or by their duly authorized attorneys or legal representatives, and upon such transfer the old certificates shall be surrendered to the Corporation by the delivery thereof to the person in charge of the stock and transfer books and ledgers, or to such other person as the Directors may designate, by whom they shall be cancelled, and new certificates shall thereupon be issued. A record shall be made of each transfer and whenever a transfer shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer.

SECTION 4. **Dividends.** Subject to the provisions of the Certificate of Incorporation, the Board may, out of funds legally available therefor at any regular or special meeting, declare dividends upon the capital stock of the Corporation as and when they deem expedient. Before declaring any dividend there may be set apart out of any funds of the Corporation available for dividends, such sum or sums as the Directors, from time to time in their discretion, deem proper for working capital or as a reserve fund to meet contingencies or for equalizing dividends or for such other purposes as the Directors shall deem conducive to the interests of the Corporation.

SECTION 5. **Seal.** The corporate seal shall be circular in form and shall contain the name of the Corporation, the year of its creation and the words "CORPORATE SEAL -- DELAWARE". Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.

SECTION 6. **Fiscal Year.** The fiscal year of the Corporation shall be determined by resolution of the Board.

SECTION 7. **Checks.** All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the Corporation shall be signed by such officer or officers, agent or agents of the Corporation, and in such manner as shall be determined from time to time by resolutions of the Board.

SECTION 8. **Notice and Waiver of Notice.** (a) Whenever any notice is required to be given under the provisions of the Certificate of Incorporation, these Bylaws or any resolution adopted by the Board, personal notice is not meant unless expressly so stated. If mailed, any notice so required shall be deemed to be sufficient if deposited in the United States mail, postage prepaid, addressed to the person entitled thereto at his or her address as it appears on the records of the Corporation, and such notice shall be deemed to have been given on the day of such mailing. Stockholders not entitled to vote shall not be entitled to receive notice of any meetings except as otherwise provided by statute.

(b) Whenever any notice is required to be given under the provisions of any law, or under the provisions of the Certificate of Incorporation or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

SECTION 9. **Amendments.** These Bylaws may be altered or repealed and Bylaws may be made by the affirmative vote of a majority of the Board, at any regular meeting of the Board, or at any special meeting of the Board, if notice of the proposed alteration or repeal, or Bylaw or Bylaws to be made, is contained in the notice of such special meeting. For so long as this Corporation shall control, directly or indirectly, a Controlled National Securities Exchange, or facility thereof, before any amendment to or repeal of any provision of these Bylaws shall be effective, the same shall be submitted to the board of directors of each Controlled National Securities Exchange, and if the same must be filed with, or filed with and approved by, the Commission before the same may be effective, under Section 19 of the Exchange Act and the rules promulgated thereunder, then the same shall not be effective until filed with, or filed with and approved by, the Commission, as the case may be.

SECTION 10. **Severability.** In the event that any provision of these Bylaws should be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect any other provision of these Bylaws, which shall remain in full force and effect in accordance with the terms thereof and shall be construed as if such invalid or unenforceable provision had not been contained therein. The Corporation shall use its reasonable best efforts to replace such invalid or unenforceable provision with a similar but valid or enforceable provision as nearly as possible reflecting the intent of the invalid or unenforceable provision.

SECTION 11. **Governing Law.** These Bylaws shall be governed by and construed in accordance with the laws of the State of Delaware.

SECTION 12. **Section References.** Article or Section titles or captions contained in these Bylaws are included only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of these Bylaws or the intent of any provision hereof or thereof.

SECTION 13. **Decisions.** Any decisions to be made by any Person (including the Corporation and any officer, agent, employee, representative or committee thereof) under these Bylaws may be made by such Person in the sole discretion of such Person.

SECTION 14. **Contracts.** Subject to compliance with the authorization requirements therefor in these Bylaws, the Board may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 15. **Deposits.** All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositaries as the Board may select.

SECTION 16. **Jurisdiction.** (a) The Corporation and its officers, directors, and employees whose principal place of business and residence is outside of the United States, in the case of any such director, officer, or employee by virtue of his or her acceptance of any such position and to the extent such director, officer, or employee is involved in the activities of a Controlled National Securities Exchange, or facility thereof, shall be deemed to irrevocably submit to the jurisdiction of the United States federal courts and the Commission for the purposes of any suit, action or proceeding pursuant to the United States federal securities laws, and the rules or regulations thereunder, commenced or initiated by the Commission arising out of, or relating to, the activities of the Controlled National Securities Exchange, or facility thereof (and those officers, directors and employees of the Corporation shall be deemed to agree that the Corporation may serve as the U.S. agent for purposes of service of process in such suit, action or proceeding), and the Corporation and each such director, officer, or employee shall be deemed to waive, and agree not to assert by way of motion, as a defense or otherwise in any such suit, action or proceeding, any claims that it or they are not personally subject to the jurisdiction of the Commission, that such suit, action or proceeding is an inconvenient forum or that the venue of such suit, action or proceeding is improper, or that the subject matter thereof may not be enforced in or by such courts or agency.

The Corporation shall take reasonable steps necessary to cause its officers, directors, and employees prior to accepting a position as an officer, director, or employee, as applicable, of the Corporation to consent to the applicability to them of Article TENTH, Article, TWELFTH, Article FOURTEENTH, and Article FIFTEENTH of the Certificate of Incorporation of the Corporation and Section 16(a) hereof to the extent that such officers, directors, and employees are involved in the activities of a Controlled National Securities Exchange, or facility thereof.

Exhibit C - EDGA U.S. Exchange LLC

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "U.S. EXCHANGE, L.L.C.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF APRIL, A.D. 2003, AT 6:03 O'CLOCK P.M.



Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3651087 8100

030258675

AUTHENTICATION: 2383412

State of Delaware
Secretary of State
Division of Corporations
Delivered 07:25 PM 04/24/2003
FILED 06:03 PM 04/24/2003
SRV 030268675 – 3651087 FILE

CERTIFICATE OF FORMATION

OF

U.S. EXCHANGE, L.L.C.

The undersigned, being authorized to execute and file this Certificate of Formation of U.S. Exchange, L.L.C. (the "Company") hereby certifies that:

FIRST: The name of the Company shall be U.S. Exchange, L.L.C.

SECOND: The registered office of the Company is 1209 Orange Street, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of its registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned, has executed this Certificate of Formation on this 24th day of April, 2003.

By: ______________________
Name: Thomas Lenz
Authorized Person

Exhibit C - EDGA U.S. Futures Exchange

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "U.S. FUTURES EXCHANGE, L.L.C.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF JULY, A.D. 2003, AT 4:35 O'CLOCK P.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3664400 8100

030445778

AUTHENTICATION: 2514494

DATE: 07-07-03

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:19 PM 07/08/2003
FILED 12:19 PM 07/08/2003
SRV 030447637 - 3664400 FILE

CERTIFICATE OF CORRECTION
TO
CERTIFICATE OF FORMATION
OF
US FUTURES EXCHANGE, L.L.C.

The undersigned, in order to correct the Certificate of Formation of US Futures Exchange, L.L.C. (the "Company"), hereby certifies:

1. Section 1 of the Certificate of Formation filed on July 7, 2003, inaccurately stated the name of the limited liability company as US Futures Exchange, L.L.C. The inaccuracy is hereby corrected to read as follows:

> Section 1. **Name.** The name of the limited liability company is U.S. Futures Exchange, L.L.C. (the "Company").

2. This Certificate of Correction shall be effective upon its filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the undersigned certifies that the facts stated herein are true as of July 8, 2003.

/s/ Andrew Pace
Andrew Pace, Organizer

US FUTURES EXCHANGE, L.L.C.

CERTIFICATE OF FORMATION

The undersigned, acting at the direction of and on behalf of one or more persons desiring to be members of, and having agreed to form, US Futures Exchange, L.L.C. as a limited liability company pursuant to the Delaware Limited Liability Company Act (Delaware Code Annotated, Title 6, § 18-101, *et seq.*), does hereby acknowledge and certify to the following:

Section 1. Name. The name of the limited liability company is US Futures Exchange, L.L.C. (the "Company").

Section 2. Registered Office, Registered Agents, Principal and Other Offices and Places of Business. The address of the Company's registered office in the State of Delaware, City of Wilmington, County of New Castle, is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19808. The name of the Company's registered agent at such office is The Corporation Trust Company.

Section 3. Limited Liability Company Agreement. The Company shall be governed by a limited liability company agreement in such form as may be approved by the members.

Section 4. Limitation of Liability of the Members, Directors and Officers. Except as otherwise required by applicable law, the debts, obligations and liabilities of the Company whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the members nor any director or officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member or acting as a director or an officer. Each director and each officer of the Company, to the maximum extent now or hereafter permitted by applicable law, shall have no personal liability to the Company or the members for monetary damages for breach of fiduciary duty as a director or officer of the Company.

IN WITNESS WHEREOF, the undersigned certifies to the best of his knowledge and belief that the facts stated herein are true as of July 7, 2003.

Organizer:

/s/ Andrew Pace
Andrew Pace
Authorized Individual

DC_1055340_1.DOC

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:50 PM 07/07/2003
FILED 04:35 PM 07/07/2003
SRV 030448778 – 3664400 FILE

Delaware

The First State

I, HARRIET SMITH WINDSOR, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF CORRECTION OF "US FUTURES EXCHANGE, L.L.C.", CHANGING ITS NAME FROM "US FUTURES EXCHANGE, L.L.C." TO "U.S. FUTURES EXCHANGE, L.L.C.", FILED IN THIS OFFICE ON THE EIGHTH DAY OF JULY, A.D. 2003, AT 12:19 O'CLOCK P.M.

Harriet Smith Windsor

Harriet Smith Windsor, Secretary of State

3664400 8100

030447637

AUTHENTICATION: 2516118

DATE: 07-08-03

FOURTH AMENDED AND RESTATED BYLAWS OF U.S. FUTURES EXCHANGE, L.L.C.

TABLE OF CONTENTS

FOURTH AMENDED AND RESTATED BYLAWS

OF

U.S. FUTURES EXCHANGE, L.L.C.

ARTICLE I

DEFINITIONS

Section 1.1 **Definitions**. In these Exchange Bylaws, the following terms shall, unless the context otherwise indicates, have the meaning set forth below:

"**Act**" means the Commodity Exchange Act, as in effect from time to time.

"**Affiliate**" means, with respect to any Person, any other Person who Controls, is Controlled by, or is under common Control with, such Person.

"**Affiliated Person**" means:

(a) With respect to any Entity, any Person who Controls, is Controlled by or is under common Control with such Entity, and, without limiting the generality of the foregoing, any partner, trustee, officer, director or employee (whether or not having Control) of such Entity; and

(b) With respect to any individual, any Person of which such individual is a partner, member, trustee, officer, director or employee or has Control, and any Person who Controls, is Controlled by, or is under common Control with such Person.

"**Board**" means the Board of Directors of the Exchange, which shall constitute the "manager" of the Exchange within the meaning of the Delaware Act.

"**Boston HoldCo**" means Exchange Place Holdings, L.P. (formerly known as BTEX Holdings, L.P.), a Delaware limited partnership.

"**Bylaws**" means, with respect to any Entity, the bylaws or similar code of such Entity, and the interpretations, resolutions, policies, procedures, orders and directives of the Entity thereof or thereunder, as in effect from time to time; and if no other Entity is specified, shall mean these Exchange Bylaws.

"**Clearing Member**" means a Person who has the privilege to clear Contracts with the Clearing Organization pursuant to these Exchange Bylaws, the Rules of the Exchange and the Bylaws and Rules of the Clearing Organization.

"**Clearing Organization**" means any Person designated by the Exchange to clear transactions effected on or subject to the Rules of the Exchange.

"Commission Regulation" means any rule, regulation, or order of the Commission, as in effect from time to time (including any successor provision), and any interpretation thereof by the Commission or its staff.

"Commodity" means any "commodity" within the meaning of the Act.

"Contract" means a Futures Contract or an Option.

"Director" means a person elected to the Board by the Class A Shareholders in accordance with Section 4.2.

"Disciplinary Committee" means a disciplinary committee of the Board and any subcommittee or panel thereof.

"Effective Date" shall have the meaning set forth in Section 10.4.

"Entity" means any Person other than an individual.

"Eurex AG" means Eurex Frankfurt AG, a joint stock company organized under the law of the Federal Republic of Germany.

"Eurex HoldCo" means U.S. Exchange Holdings, Inc., a Delaware corporation.

"Eurex Directors" means the Director(s) nominated by Eurex HoldCo in accordance with Section 4.2(a)(i), if any.

"Exchange" means U.S. Futures Exchange, L.L.C., a Delaware limited liability company. Unless otherwise provided in these Exchange Bylaws or the Rules, any reference to an action required or permitted to be taken by the "Exchange" pursuant to these Exchange Bylaws or the Rules shall include an action to be taken by any duly authorized officer, agent or employee of the Exchange.

"Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

"Exchange Bylaws" means these Fourth Amended and Restated Bylaws of the Exchange, as amended from time to time.

"Exchange Trading System" means the Exchange's electronic system for trading Contracts.

"Fiscal Year" shall have the meaning set forth in Section 10.1.

"Futures Contract" means a contract for the purchase or sale of a Commodity for future delivery traded on or subject to the Rules of the Exchange.

"Governmental Agency" means the Commission, the U.S. Securities and Exchange Commission and any other agency, federal or state, domestic or foreign, regulating trading in commodities, securities, futures contracts, options, currencies or other financial instruments.

"**Independent Directors**" means the Directors nominated and elected in accordance with Section 4.2(a)(ii).

"**LLC Agreement**" means the Fourth Amended and Restated Limited Liability Company Agreement of the Exchange, as amended from time to time in accordance therewith.

"**Man**" means Man Group USA Inc., a New York corporation, and/or its Permitted Transferees (as defined in the LLC Agreement).

"**Member**" means any Person admitted to membership in the Exchange as provided in the Rules of the Exchange. A Member shall not be a "member" of the Exchange within the meaning of the Delaware Act, unless such Member is also a Shareholder.

"**Officials**" shall have the meaning set forth in Section 9.4(a).

"**Option**" means an option to purchase or sell a Futures Contract, which option is traded on or subject to the Rules of the Exchange.

"**Rules**" means, with respect to any Entity, the rules of such Entity and the interpretations, resolutions, orders, directives and procedures of the Entity thereunder, as in effect from time to time, and, if no other Entity is specified, means the Rules of the Exchange.

"**Shareholder**" means a holder of record of Shares of any class. A Shareholder who is admitted as such in accordance with the LLC Agreement and these Exchange Bylaws shall be a "member" of the Exchange within the meaning of the Delaware Act, but shall not be a Member of the Exchange within the meaning of these Exchange Bylaws and Rules of the Exchange, unless it has been admitted as such.

"**Share Purchase Agreement**" means the Share Purchase Agreement dated as of July 27, 2006 by and among the Exchange, Eurex HoldCo and Man.

"**Shares**" means the Class A Shares, the Class B Shares and any other shares in the Exchange issued by the Board pursuant to Section 3.2 hereof.

The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The word "will" shall be construed to have the same meaning and effect as the word "shall." All capitalized terms used but not otherwise defined herein shall have the meaning ascribed thereto in the LLC Agreement.

ARTICLE II

ORGANIZATION

Section 2.1 **Name**. The name of the Exchange shall be "U.S. Futures Exchange, L.L.C." or such other name as the Board may determine. The Exchange may cause appropriate trade name and similar statements to be filed and published under the name as set forth in this Section, or such other names as the Exchange may have or use in any jurisdiction from time to time.

Section 2.2 **Principal Place of Business and Registered Office and Agent**.

(a) The principal place of business of the Exchange shall be such place as the Board may designate from time to time.

(b) The address of the registered office of the Exchange in the State of Delaware shall be The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19808 in the County of New Castle. The name and address of the Registered Agent for service of process on the Exchange in the State of Delaware shall be c/o The Corporation Trust Company, or such other registered office or agent or address as the Board may designate from time to time.

Section 2.3 **Qualification in Other Jurisdictions**. The Board shall cause the Exchange to be qualified to do business or registered under assumed or fictitious names, statutes or similar laws in any jurisdiction in which such qualification or registration is required or desirable, and shall execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary to effect such qualification or registration.

Section 2.4 **Term**. The term of the Exchange shall continue in full force and effect until the Exchange is dissolved.

Section 2.5 **Purposes**. The Exchange's business and general purpose is to engage in any lawful act or activity for which a limited liability company may be organized under the Delaware Act.

Section 2.6 **No State Law Partnership**. The Shareholders intend that the Exchange shall not be a partnership (including, without limitation, a general partnership or a limited partnership) or joint venture, and that no Shareholder or Director shall be a partner or joint venturer of any other Shareholder or Director with respect to the business of the Exchange, for any purposes other than U.S. federal, state and local tax purposes, and neither these Exchange Bylaws nor the LLC Agreement shall be construed to suggest otherwise. The Shareholders intend that the Exchange shall be a partnership for U.S. federal, state and local tax purposes and agree not to take any position or make any election, in a tax return or otherwise, inconsistent with the treatment of the Exchange as a partnership or a disregarded entity for such purposes.

Section 2.7 **Conduct of Business**. The Exchange shall not conduct any portion of its business through any subsidiary unless the rights of Eurex HoldCo set forth in Sections 4.2(a)(i), 4.2(a)(ii), 4.2(c), 4.3(b)(i), 4.3(b)(ii), 4.3(b)(iv), 4.4(a)(i), 4.4(a)(ii), 4.4(a)(iv) and the last sentence of Section 6.1 apply with respect to such subsidiary, *mutatis mutandis*, substantially as set forth herein.

ARTICLE III

SHAREHOLDERS

Section 3.1 **Names and Addresses**. The name and address and number of Shares of each class of Shares held by each Shareholder shall be set forth in the books and records of the Exchange.

Section 3.2 **Number and Classes of Shares**.

(a) The Exchange shall initially issue two classes of Shares: Class A Shares and Class B Shares, each with such rights, powers, preferences, obligations, qualifications, limitations and restrictions as set forth in the LLC Agreement and these Exchange Bylaws. Shares are owned by the Shareholders and are, as of immediately following the Effective Date, as set forth on Schedule I attached to the LLC Agreement. Schedule I may be amended from time to time after the Effective Date in accordance with the LLC Agreement. Shares are owned by the Shareholders are as set forth on Schedule I attached to the LLC Agreement, as amended from time to time in accordance therewith. The Board may issue additional Shares from time to time, which additional Shares may be issued in one or more outstanding classes or series of Shares or in one or more new classes or series, the rights, powers, preferences, obligations, qualifications, limitations and restrictions of which shall be established by the Board. Such additional Shares may (i) rank senior to, junior to, or *pari passu* with, outstanding Shares as to the payment or the distribution of assets on liquidation, (ii) bear a stated distribution and/or rank senior to, junior to, or *pari passu* with, outstanding Shares as to distributions of Net Cash Flow, (iii) be redeemable by the holder thereof, (iv) have voting or other rights with respect to the management of the Exchange which rank senior to, junior to, or *pari passu* with, outstanding Shares, and/or (v) otherwise have rights, powers or preferences which are senior (or otherwise superior) to, junior to, or *pari passu* with, any outstanding Shares. In addition, the Board may from time to time issue options and/or warrants to purchase Shares, with such terms as the Board may determine.

(b) As more fully set forth in Sections 4.2 and 4.3, the holders of the outstanding Class A Shares shall be entitled to elect the Directors, including the Independent Directors, and to remove any Director at any time, with or without cause. Except as specifically set forth herein or as required by the Delaware Act, the holders of the outstanding Class A Shares shall not be entitled to vote upon any matter.

(c) The holders of the outstanding Class B Shares shall not be entitled to elect any Directors. Except as specifically set forth herein or as required by the Delaware Act, the holders of the outstanding Class B Shares shall not be entitled to vote upon any matter.

(d) Shares of any class may be issued and held in fractional amounts.

(e) Except as may otherwise be provided in the LLC Agreement or these Exchange Bylaws, or as required by the Delaware Act, the voting power of the Class A Shareholders shall be pro rata in accordance with their holdings of Class A Shares.

Section 3.3 **Admission of Shareholders**. The Board shall have the right to admit Persons as additional Shareholders as provided in the LLC Agreement.

Section 3.4 **Limitation of Liability**. Except as may otherwise be provided in the LLC Agreement or these Exchange Bylaws, the debts, obligations and liabilities of the Exchange, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Exchange, and no Shareholder, Member, Director or Officer shall be obligated individually or personally for any such debt, obligation or liability of the Exchange solely by reason of being a Shareholder, Member, Director or Officer of the Exchange.

Section 3.5 **Time and Place of Meetings**. All meetings of Shareholders of the Exchange shall be held at such time and place, either within or without the State of Delaware, as shall be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

Section 3.6 **Annual Meeting**. There shall be an annual meeting of Shareholders of the Exchange, to be held at such date, time and place, either within or without the State of Delaware, as shall be determined by the Board and stated in the notice of meeting.

Section 3.7 **Notices**. Whenever under the provisions of this Article III the Shareholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given, which shall state the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The notice of any meeting shall be given not less than 10 days nor more than 30 days before the date of the meeting to each Shareholder entitled to vote at such meeting. Notice may be given by personal delivery, by mail, by facsimile or by electronic mail to such address or facsimile number as may appear on the records of the Exchange. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the Shareholder at such Shareholder's address as it appears on the records of the Exchange. If given by delivery, facsimile or electronic mail, notice is given when received by the applicable Shareholder. An affidavit of the General Counsel or an Assistant General Counsel of the Exchange that the notice has been given shall, in the absence of fraud, be prima facie evidence of the facts therein stated.

Section 3.8 **Quorum**.

(a) Except as otherwise provided by law, Class A Shareholders holding the majority of Class A Shares shall constitute a quorum at any meeting at which Directors are to be elected.

(b) If a quorum shall not be present in person or represented by proxy at any meeting of the Shareholders at which Directors are to be elected, the Class A Shareholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time without notice other than announcement at the meeting, until such holder of the Shares entitled to vote shall be present or represented by proxy. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each Shareholder of record entitled to vote thereat. At the adjourned meeting, any business may be transacted which might have been transacted at the meeting as originally called.

Section 3.9 **Voting**. At every meeting of the Shareholders at which Directors are elected, each Class A Shareholder having the right to vote shall be entitled to vote in person or by proxy. Except as may otherwise be provided in the LLC Agreement or these Exchange Bylaws, all actions requiring a Shareholder vote shall be by majority vote of the Shareholders or such class of Shareholders, as applicable, entitled to vote thereon.

Section 3.10 **Votes per Share**. Except as otherwise provided by these Exchange Bylaws, the LLC Agreement or law, and subject to Section 3.2(e), hereof, the Shareholders of record shall be entitled to a number of votes equal to the number of Shares standing in his, her or its name on the books of the Exchange as of the relevant record date. The Shareholders shall not be entitled to cumulative voting.

Section 3.11 **Shareholder List**. A complete list of the Shareholders entitled to vote at any meeting of Shareholders arranged in alphabetical order with the address of each and the number of Shares held by each, shall be prepared by the Exchange's General Counsel. Such list shall be open to the examination of any Shareholder for any purpose germane to the meeting during ordinary business hours for a period of at least 10 days prior to such meeting. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any Shareholder who is present thereat.

Section 3.12 **Proxies**. Every Class A Shareholder entitled to vote at a meeting of Shareholders at which Directors are elected or to express consent or dissent without a meeting may authorize any person or persons to act for such Class A Shareholder by proxy. Every proxy must be signed by the Class A Shareholder or the Class A Shareholder's attorney-in-fact. No proxy shall be valid after the expiration of three years from the date thereof unless the proxy provides for a longer period. Every proxy shall be revocable at the pleasure of the Class A Shareholder executing the proxy, except as otherwise provided by law and except that a proxy shall be irrevocable if it states that it is irrevocable and if, and only so long as, it is coupled with an interest sufficient in law to support an irrevocable power.

Section 3.13 **Written Consent in Lieu of a Meeting**. Any action required to be taken at any annual or special meeting of the Shareholders, or any action which may be taken at any annual or special meeting of such Shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of Shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those

Shareholders who had the right to vote with respect to the applicable action but have not consented in writing thereto.

Section 3.14 **Record Date**. In order that the Exchange may determine the Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to express consent to the election of Directors in writing without a meeting, or entitled to receive payment of any distribution, or for the purpose of any other lawful action, the Exchange may fix, in advance, a record date, which shall not be more than 30 days before the date of such meeting, nor more than 30 days prior to any other action.

Section 3.15 **Shareholders of Record**. The Exchange shall be entitled to treat the holder of record of any Share or Shares as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such Share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly required by the laws of the State of Delaware.

Section 3.16 **Other Activities of the Shareholders; Fiduciary Duties**. It is understood and accepted that the Shareholders and their Affiliates have or may hereafter have interests in other business ventures that are or may be competitive with the activities of the Exchange and that, except as otherwise provided in the LLC Agreement or Share Purchase Agreement, to the fullest extent permitted by law, nothing in these Exchange Bylaws shall limit the current or future business activities of any of the Shareholders or any of their respective Affiliates, whether or not such activities are competitive with those of the Exchange or otherwise. Except as expressly provided herein or in the LLC Agreement or Share Purchase Agreement, nothing in these Exchange Bylaws shall limit in any manner the ability of any Shareholder to exercise its rights under these Exchange Bylaws or the LLC Agreement or as a Shareholder of the Exchange and neither these Exchange Bylaws or the LLC Agreement nor anything provided at law or equity shall create, or be deemed or interpreted to create, any fiduciary or similar duty of any Shareholder owing to any other Shareholder or the Exchange; provided, however, that nothing in these Exchange Bylaws, express or implied, shall relieve any officer or director of the Exchange, as such, of any fiduciary duties they may have to the Exchange or its Shareholders.

ARTICLE IV

DIRECTORS

Section 4.1 **Duties, Powers and Eligibility**.

(a) Except as otherwise specifically provided in these Exchange Bylaws or the LLC Agreement or by applicable law, all powers of the Exchange shall be held at any time, and all decisions respecting any matter set forth herein or otherwise affecting or arising out of the conduct of the business of the Exchange shall be made, by the Board, without the vote or approval of any Shareholders or Members. The Board shall have all the powers and duties of managers of a limited liability company as set forth in the Delaware Act, including without limitation the right to authorize any Director, officer or other Person to act on behalf of the

Exchange. Any action taken by the Board or any Director, officer or other Person duly authorized in accordance with these Exchange Bylaws shall constitute the act of, and shall serve to bind, the Exchange. Subject to the provisions of these Exchange Bylaws, the Board may create, and delegate any part or all of its powers and authority to, such committees as the Board may deem appropriate. Notwithstanding the foregoing, the Directors, managers and officers of the Exchange shall have authority and power set forth in Rule 804 (Emergency Powers) of the Rules.

(b) Except as otherwise provided in these Exchange Bylaws or the LLC Agreement or authorized by the Board, no Director, manager or officer of the Exchange, and no other Person, shall have the authority or power, directly or indirectly, to act as agent of the Exchange for any purpose, engage in any transaction, make any commitment, enter into any contract or incur any obligation (whether as principal, surety or agent) in the name of the Exchange or in any other way bind the Exchange or hold itself out as acting for or on behalf of the Exchange. Any attempted action in contravention of this Section shall be null, void *ab initio* and not binding upon the Exchange, unless ratified or authorized in writing by the Board.

(c) Without limiting the generality of the foregoing paragraph (a), the Board shall have the power to undertake the following actions, which actions shall not be undertaken unless approved by the Board; provided, however, that the Board shall have the right to delegate any of the following action to a committee of the Board if the Board determines that such delegation is required by, or otherwise advisable pursuant to, applicable law:

(i) Designate or terminate any Person as a Clearing Organization to clear transactions effected on or subject to the Rules of the Exchange;

(ii) Raise additional equity or debt capital from existing Shareholders or other Persons as it deems appropriate to properly carry out the Exchange's business and operations;

(iii) Issue additional Shares (in one or more outstanding classes of Shares);

(iv) Issue warrants and options exercisable into Shares from time to time; and

(v) Enter into any transaction required to be approved by the Board pursuant to Section 3.10 of the LLC Agreement.

(d) Each Director shall be at least 18 years of age and shall be eligible to serve pursuant to Section 4.6(a) hereof.

(e) Each Director shall have and exercise, in her or his duties to the Exchange and its Shareholders, the fiduciary duties owed by directors of a business corporation organized under the General Corporation Law of the State of Delaware; provided that the Class A Directors shall not in any way be prohibited or restricted from engaging or investing in, independently or with others, any business opportunity of any type or description, including, without limitation, those business opportunities that might be the same or similar to the business of the Exchange.

Section 4.2 **<u>Number; Election; Tenure</u>**.

(a) Commencing on the Effective Date, the total number of Directors shall be nine (9). Subject to Section 4.2(c), the number of Directors may be increased or decreased (but not below nine (9) Directors) from time to time upon the vote of the Class A Shareholders. Each Director shall be elected by the vote of the Class A Shareholders and, in connection therewith, each Class A Shareholder hereby agrees to vote its respective Class A Shares in accordance with and so that the Board is comprised as set forth in the following provisions:

(i) For so long as Eurex HoldCo together with its Affiliates holds Shares representing a Company Percentage Interest on a fully-diluted basis of at least (x) fifteen percent (15%), then, subject to the provisions of these Exchange Bylaws, Eurex HoldCo shall be entitled to nominate two (2) Directors, or (y) five percent (5%) but less than fifteen percent (15%), then, subject to the provisions of these Exchange Bylaws, Eurex HoldCo shall be entitled to elect one (1) Director.

(ii) <u>Independent Directors</u>. At least one fourth (¼) of the Directors shall at all times be Independent Directors. A Director shall be an "Independent Director" if such Director has no material relationship with the Exchange that reasonably could affect the independent judgment or decision making of such Director. In addition, a Director shall not be considered an "Independent Director" if any of the following circumstances exist: (1) the Director is an officer or employee of the Exchange or a director, officer or employee of its Affiliate, (2) the director is a member of the Exchange, or a person employed by or Affiliated (which, for this purpose, shall include acting as a director or officer of a member) with a member (which, for this purpose, is defined according to Section 1a(24) of the Act and Commission Regulation 1.3(q)), (3) the Director receives more than $100,000 in payments from the Exchange, any Affiliate of the Exchange, or from a member or anyone affiliated with a member, provided that compensation for services as a Director will not be counted towards the $100,000 threshold test, and (4) any of the relationships set forth in clauses (1)-(4) above apply to a member of the Director's "immediate family" (i.e., spouse, parents, children and siblings). All of the disqualifying circumstances described in clauses (1)-(4) above shall be subject to a one-year look back. For purposes of the disqualifying circumstances described in clauses (1)-(3) above, an Affiliate of the Exchange shall be deemed to include parents and subsidiaries of the Exchange or entities that share a common parent with the Exchange. For so long as Eurex HoldCo together with its Affiliates holds Shares representing a Company Percentage Interest of:

(A) at least fifteen percent (15%), then

1. Eurex HoldCo shall be entitled to nominate one (1) Independent Director (or, in the event the number of Independent Directors is increased above three (3), one-third (1/3) of the total number of Independent Directors);

2. Man shall be entitled to nominate one (1) Independent Director (or, in the event the number of Independent Directors is increased above three (3), one-third (1/3) of the total number of Independent Directors); and

3. Eurex HoldCo shall nominate the remaining Independent Director nominee(s) from a list of three (3) Independent Director candidates (or, in the event the number of Independent Directors is increased above three (3), then a list of candidates equal to three times the number of Independent Directors to be nominated pursuant to this subclause (3), which list shall be prepared by Man in good faith and within a reasonable time period and so that each such candidate qualifies to serve as an Independent Director. Eurex HoldCo shall have the right, exercisable within fifteen (15) days of receipt of the list of such Independent Director candidates, to nominate the number of Independent Directors it is entitled to nominate pursuant to this Section 4.2(a)(ii)(A)(3) providing the other Class A Shareholders with written notice of such nominations. If Eurex HoldCo nominates such Independent Director nominee(s) within the time period provided in the immediately preceding sentence, the Class A Shareholders shall vote their respective Class A Shares for such nominee(s). If Eurex HoldCo fails to notify the Class A Shareholders of its Independent Director nominee(s) within the time period specified herein, then the Independent Directors shall be elected by the Class A Shareholders in accordance with Section 4.2(a)(iii); or

(B) at least five percent (5%) but less than fifteen percent (15%), then

1. Man shall be entitled to nominate one (1) Independent Director (or, in the event the number of Independent Directors is increased above three (3), one-third (1/3) of the total number of Independent Directors); and

2. Eurex HoldCo shall nominate the remaining Independent Director nominee(s) from a list of six (6) Independent Director candidates (or, in the event the number of Independent Directors is increased above three (3), then a list of candidates equal to three times the number of Independent Directors to be nominated pursuant to this subclause (2) prepared by Man in good faith and so that each such candidate qualifies to serve as an Independent Director. Eurex HoldCo shall have the right, exercisable within fifteen (15) days of receipt of the list of such Independent Director candidates, to nominate the number of Independent Directors it is entitled to nominate pursuant to this Section 4.2(a)(ii)(B)(2) by providing the other Class A Shareholders with written notice of such nominations. If Eurex HoldCo nominates such Independent Director nominee(s) within the time period provided in the immediately preceding sentence, the Class A Shareholders shall vote their respective Class A Shares for such nominee(s). If Eurex HoldCo fails to notify the Class A Shareholders of its

Independent Director nominee(s) within the time period specified herein, then the Independent Directors shall be elected by the Class A Shareholders in accordance with Section 4.2(a)(iii); or

(C) less than five percent (5%), then the Class A Shareholders shall nominate all of the Independent Director nominees in accordance with Section 4.2(a)(iii) below.

Notwithstanding the foregoing Independent Director nomination procedures, for a Director nominated pursuant to clauses (A)-(C) above to qualify as an Independent Director, the Board shall, on the record, have found that such nominee satisfies the definition of "Independent Director" set forth above.

(iii) Other Director Nominees. The remaining Directors, other than those nominated pursuant to Sections 4.2(a)(i) and 4.2(a)(ii) above, shall be nominated by the vote of the Class A Shareholders.

(b) Except for the initial Directors elected as of the Effective Date pursuant to a written consent of the Class A Shareholders, the Directors shall be elected each year at the annual meeting of Shareholders in accordance with Section 4.2(a).

(c) For so long as Eurex HoldCo together with its Affiliates hold Shares representing a Company Percentage Interest on a fully-diluted basis of at least five percent (5%), without the prior written consent of Eurex HoldCo, (i) the Class A Shareholders may not increase the number of Directors other than to add additional Independent Directors pursuant to a determination by the Board that such additional Independent Directors are required by, or otherwise advisable pursuant to, applicable law, and (ii) if the number of Independent Directors is increased pursuant to clause (i) above, the number of Independent Directors shall only be increased in the increments of three (3) Independent Directors, which additional Independent Directors shall be nominated in accordance with the provisions of Section 4.2(a)(ii).

(d) Each Director shall hold office until the annual meeting of Shareholders next succeeding his or her election and until his or her successor is elected and has qualified, or until his or her earlier resignation or removal.

Section 4.3 **Resignation and Removal**.

(a) A Director may resign at any time by giving written notice to the Board or to the President of the Exchange. Such resignation shall take effect upon receipt thereof by the Board or by the President, unless otherwise specified therein. The acceptance of a resignation shall not be necessary to make it effective.

(b) Any one or more of the Directors may be removed, either with or without cause, at any time by the vote of the Class A Shareholders at any meeting called for such purpose; provided, however, that, except as otherwise provided in Section 4.3(c), (i) any Eurex Director may be removed, either with or without cause, at any time only by Eurex HoldCo, acting in its sole and absolute discretion, (ii) for so long as Eurex HoldCo has the right to nominate an Independent Director pursuant to Section 4.2(a)(ii)(A)(1), such Independent Director may be removed, either with or without cause, at any time only by Eurex HoldCo, acting in its sole and absolute discretion, (iii) any Independent Director nominated by Man pursuant to Section 4.2(a)(ii)(A)(2) or Section 4.2(a)(ii)(B)(1) may be removed, either with or without cause, at any time only by Man, acting in its sole and absolute discretion, and (iv) for so long as Eurex HoldCo has the right to nominate an Independent Director(s) pursuant to Section 4.2(a)(ii)(A)(3) or Section 4.2(a)(ii)(B)(2), such Independent Director(s) may be removed, either with or without cause, at any time only upon the written agreement of Eurex HoldCo and Man.

(c) A Director who becomes ineligible to serve on the Board pursuant to Section 4.6 shall be automatically removed upon the occurrence of such ineligibility without any act of the Shareholders or the Board.

Section 4.4 **Vacancies**.

(a) Any vacancy occurring among the Directors for any reason shall be filled by the vote of the Class A Shareholders; provided, however, that (i) any vacancy occurring among the Eurex Directors for any reason shall be filled by Eurex HoldCo in accordance with Section 4.2, (ii) any vacancy occurring for any reason with respect to an Independent Director nominated by Eurex HoldCo pursuant to Section 4.2(a)(ii)(A)(1), if any, shall be filled by Eurex Holdco in accordance with Section 4.2(a)(ii), (iii) any vacancy occurring for any reason among any Independent Director nominated by Man pursuant to Section 4.2(a)(ii)(A)(2) or Section 4.2(a)(ii)(B)(1) shall be filled by Man in accordance with Section 4.2(a)(ii), and (iv) any vacancy occurring with respect to any Independent Directors nominated by Eurex HoldCo pursuant to Section 4.2(a)(ii)(A)(3) or Section 4.2(a)(ii)(B)(2) shall be filled in accordance with the procedure set forth in Section 4.2(a)(ii)(A)(3) or Section 4.2(a)(ii)(B)(2), as applicable.

(b) Any individual appointed by the Board to fill a vacancy as a Director shall hold office for the balance of the term of the Director whose position such successor is filling.

Section 4.5 **Compensation**. Each Director shall receive for services rendered as a Director of the Exchange such compensation as may be fixed by the Board. Nothing herein contained shall be construed to preclude any Director from serving the Exchange in any other capacity and receiving compensation therefor.

Section 4.6 **Eligibility for Service on Boards and Committees**.

(a) No individual shall be eligible to serve on the Board, any arbitration panel, oversight panel, or any Disciplinary Committee of the Exchange, if such individual:

(i) was found within the prior three years by a final decision of the Commission, any other Governmental Agency, a court of competent jurisdiction or any self-regulatory organization, to have committed a disciplinary offense;

(ii) entered into a settlement agreement within the prior three years in which any of the findings or, in the absence of such findings, any of the acts charged (and not withdrawn) constitute the basis for a disciplinary offense;

(iii) currently is suspended from trading on any contract market, is suspended or expelled from membership in any self-regulatory organization, is serving any sentence of probation or owes any portion of a fine imposed pursuant to either:

(A) a finding by a final decision of the Commission, any other Governmental Agency, a court of competent jurisdiction or any self-regulatory organization that such person committed a disciplinary offense; or

(B) a settlement agreement in which any of the findings or, in the absence of such findings, any of the acts charged (and not withdrawn) constitute the basis for a disciplinary offense;

(iv) currently is subject to an agreement with the Commission or any self-regulatory organization not to apply for registration with the Commission or membership in any self-regulatory organization;

(v) currently is subject to, or has had imposed on such person, within the prior three years, a Commission registration revocation or suspension in any capacity for any reason, or has been convicted within the prior three years of any of the felonies listed in Section 8a(2)(D)(ii) through (iv) of the Act;

(vi) currently is subject to a denial, suspension or disqualification from serving on a disciplinary committee, arbitration panel or governing board of any "self-regulatory organization" as that term is defined in Section 3(a)(26) of the Exchange Act; or

(vii) if an Independent Director no longer satisfies the requirements set forth in Section 4.2(a)(ii).

(b) Any individual who is a member of the Board, an arbitration panel or a Disciplinary Committee shall immediately notify the President of any final decision which subjects such person to disqualification pursuant to paragraph (a) of this Section.

(c) Terms used in this Section and not defined in these Exchange Bylaws shall have the meanings set forth in Section 1.63(a) of the Commission Regulations.

Section 4.7 **Improper Use or Disclosure of Material, Non-Public Information**.

(a) No member of the Board or any committee established by the Exchange shall use or disclose, for any purpose other than the performance of such person's official duties as a member of the Board or such committee, any material non-public information obtained by such person as a result of such person's participation on the Board or on any such committee; provided, however, that if any such person who effects any transactions after having received any such material, non-public information so obtained can show that such transaction was effected in the ordinary course of such person's business, such person shall not be deemed to have used such information in violation of this Section, unless it can be shown that such person would not have effected such transaction in the absence of such information.

(b) For the purposes of this Section, the terms "material" and "non-public information" shall each have the meaning set forth in Section 1.59(a) of the Commission Regulations.

ARTICLE V

MEETINGS OF THE BOARD

Section 5.1 **Time and Place**. Meetings of the Board shall be held at such times and places, within or without the State of Delaware, and within or without the United States of America, as shall be determined by the Board or otherwise in accordance with these Exchange Bylaws.

Section 5.2 **Annual Meeting**. An annual meeting of the Board shall be held promptly after each annual meeting of Shareholders on such day and at such time as the Board may fix, for the purpose of organization, the election of officers and any other proper purpose.

Section 5.3 **Regular Meetings**. Regular meetings of the Board may be held at such time and place as shall, from time to time, be determined by the Board.

Section 5.4 **Special Meetings**. Special meetings of the Board may be called at any time by the Chairman of the Board, the President, the General Counsel, or any three members of the Board. At any special meeting of the Board, only the matters stated in the notice of the meeting may be acted upon at such meeting, unless an action on any matter is consented to by all of the members of the Board.

Section 5.5 **Quorum and Voting**.

(a) A majority of the entire Board shall constitute a quorum at any meeting of the Board.

(b) The act of a majority vote of the Directors present at any duly constituted meeting, if a quorum is present, shall be the act of the Board, except as may otherwise be specifically provided by law or these Exchange Bylaws; provided, however, that to the extent a vote of the Board results in a tied or "deadlocked" vote with respect to a particular matter, the Chairman of the Board shall have two votes with respect to such matter and therefore shall cast the deciding vote to break such tie or deadlock. If at any meeting of the Board there shall be less than a quorum present, the Director or Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall have been obtained.

Section 5.6 **Notices**.

(a) All meetings of the Board or any committee shall be held on notice to the members thereof. Special meetings of the Board or any committee shall be held upon not less than one day's notice stating the purpose, place, date and hour of the meeting and specifying the person or persons at whose direction the meeting is called, except that notice by mail shall be given not less than five Business Days prior to the date of the meeting.

(b) At any special meeting of the Board or any committee, only the matters stated in the notice of the meeting may be acted upon at such meeting, unless an action on any other matter is consented to by all of the members of the Board or such committee.

(c) A notice pursuant to this Section may be given orally or in writing, by personal delivery, by mail, by telephone, by facsimile or by electronic mail to such address, telephone or facsimile number as may be listed on the records of the Exchange.

Section 5.7 **Written Consents in Lieu of a Meeting**. Any action required or permitted to be taken at any meeting of the Board may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the Directors having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Directors entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent of the Directors shall be given to those Directors who have not consented in writing thereto.

Section 5.8 **Telephonic Participation in Meetings**. The Board may participate in a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at such meeting.

Section 5.9 **Rules of Order**. Unless otherwise provided by the Board, all meetings of the Board shall be conducted in accordance with the then current edition of *Robert's Rules of Order.*

Section 5.10 **Proxies**. Notwithstanding Section 5.9 or any other provision herein, every Director entitled to vote at a meeting of the Board or any committee of the Board may authorize any individual to act for such Director by proxy. A proxy must be signed by the Director. A proxy may provide that the individual authorized to act for such Director may act at a specific meeting or at any meeting at which such Director is entitled to vote. No proxy shall be valid after the expiration of three years from the date thereof unless the proxy provides for a longer period. A proxy shall (a) be revocable at the pleasure of the Director executing the proxy, except as otherwise provided by law, and (b) shall automatically expire when the individual granting such proxy ceases to be a Director.

ARTICLE VI

COMMITTEES

Section 6.1 **Designation and Powers**. The Board may in its discretion appoint one or more committees of the Board consisting of one or more of the Directors of the Exchange, and may designate one or more Directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in a resolution of the Board or in these Exchange Bylaws, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Exchange; but no such committee shall have power or authority in reference to: (i) approving or adopting, or recommending to the Shareholders, any action or matter expressly required by the Delaware Act to be submitted to Shareholders for approval or (ii) amending these Exchange Bylaws. In the absence or disqualification of any such member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another Director to act at the meeting in place of any such absent or disqualified member. For so long as Eurex HoldCo together with its Affiliates holds Shares representing a Company Percentage Interest on a fully-diluted basis of at least fifteen percent (15%), Eurex HoldCo shall have the right to designate one of the Eurex Directors to attend in a nonvoting-observer capacity any meeting of a committee of the Board.

Section 6.2 **Meetings of Committees**.

(a) Meetings of any committee may be held at any time or place as shall be determined by resolution of the committee or upon the call of the President, the chairman of the committee or any three members of the committee. Notice of any meeting of a committee shall be given as provided in Section 5.6.

(b) A majority of the entire committee shall constitute a quorum at any meeting of a committee. The act of a majority of the members of a committee shall be the act of the committee, except as may be specifically provided by law, these Exchange Bylaws or the Rules.

(c) Any action required or permitted to be taken at any meeting of a committee may be taken without a meeting if all members of the committee consent to such action in writing.

(d) Any member of a committee may participate in a meeting of the committee by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other. Participation by such means shall constitute presence in person at such meeting.

(e) Unless otherwise provided by the committee, all meetings of the committee shall be conducted in accordance with the then current edition of *Robert's Rules of Order*.

ARTICLE VII

NOTICES; REPORTS

Section 7.1 **Delivery of Notices**. Notices to Shareholders, Directors and committee members shall be given as provided in Section 3.7 or 5.6, as applicable. Notice by mail shall be deemed to be given at the time when deposited in the United States mail, postage prepaid, and addressed to Shareholders, Directors or committee members at their respective addresses appearing on the books of the Exchange, unless any such Shareholder, Director or committee member shall have filed with the General Counsel of the Exchange a written request that notices intended for him or her be mailed or delivered to some other address, in which case the notice shall be mailed to or delivered at the address designated in such request. Notice given orally or by personal delivery, telephone, facsimile or electronic mail shall be deemed to be given when received by the intended recipient.

Section 7.2 **Waiver of Notice**. Whenever notice is required to be given by these Exchange Bylaws or applicable law, a waiver thereof in writing, signed by the Person or Persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a Person at a meeting of Shareholders, Directors or any committee, as the case may be, shall constitute a waiver of notice of such meeting, except where the Person is attending for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of Shareholders, Directors or any committee need be specified in any waiver of notice.

Section 7.3 **Reports Requested by Shareholders to Comply with Law**. The Exchange shall make all reasonable efforts to provide any Shareholder promptly with any reports reasonably requested by such Shareholder in writing that are necessary to enable such Shareholder or its equityholders to comply with applicable law or the request of a Governmental Agency.

ARTICLE VIII

OFFICERS

Section 8.1 **Officers**. The Board shall appoint a Chairman of the Board, a Chief Executive Officer, a Chief Financial Officer and a General Counsel, and may appoint such other officers as the Board may from time to time determine; provided, however, that the Chairman of the Board as of the Effective Date shall be Kevin Davis. No officer, other than the Chairman of the Board, need be a member of the Board. Any number of offices may be held by the same individual. Each officer (other than the Chairman of the Board) shall be a full-time employee of the Exchange and/or any Affiliate thereof.

Section 8.2 **Other Officers and Agents**. The Board may also appoint such agents as the Board may at any time or from time to time determine, such agents to serve for such terms and to exercise such powers and perform such duties as shall be specified at any time or from time to time by the Board.

Section 8.3 **Tenure; Resignation; Removal; Vacancies**. Each officer of the Exchange shall hold office until his or her successor is elected and qualified, or until his or her earlier resignation or removal; provided that if the term of office of any officer shall have been fixed by the Board, he or she shall cease to hold such office no later than the date of expiration of such term regardless of whether any other person shall have been elected or appointed to succeed him or her. Any officer may be removed at any time, with or without cause, by the Board; provided that any such removal shall be without prejudice to the rights, if any, of the officer so employed under any employment contract or other agreement with the Exchange. An officer may resign at any time upon written notice to the Board. If the office of any officer becomes vacant by reason of death, illness, resignation, retirement, disqualification, removal from office or otherwise, the Board may appoint a successor or successors to hold office for such term as may be specified by the Board.

Section 8.4 **Compensation**. Except as otherwise provided by these Exchange Bylaws, the compensation of all officers of the Exchange appointed by the Board shall be fixed by the Board.

Section 8.5 **Authority and Duties**. There is delegated to the officers of the Exchange such rights and powers to manage and control the business and affairs of the Exchange as are prescribed in the LLC Agreement and these Exchange Bylaws or the Rules or by the Board. In addition to the rights and powers hereinafter specifically prescribed for the respective officers, the Board may from time to time delegate to any of the officers such additional rights and powers as the Board may see fit, and the Board may from time to time delegate any or all of the rights and powers hereinafter specifically prescribed for any officer upon any other officer or officers.

Section 8.6 **Chairman of the Board**. The Chairman of the Board, who shall be a Director, shall preside and prepare the agenda at meetings of the Board; provided that the agenda for any special meeting of the Board called in accordance with Section 5.4 will include the matters stated in the notice of such meeting. The Chairman of the Board shall be a member *ex officio* of all committees of the Board and shall perform such other duties as may be assigned from time to time by the Board.

Section 8.7 **Chief Executive Officer**. The Chief Executive Officer shall have general charge of the business, affairs and property of the Exchange, and shall have control over the officers, agents and employees of the Exchange, subject to the direction of the Board. Without limiting the generality of the foregoing, the Chief Executive Officer shall have the authority to: (a) hire and dismiss employees of the Exchange and to establish their qualifications, duties and compensation; (b) execute and deliver contracts, instruments and other documents on behalf of the Exchange; and (c) perform such other duties as may be specifically assigned to him or her from time to time by the Board. The Chief Executive Officer shall see that all resolutions and orders of the Board are carried into effect, and in connection with the foregoing, shall be authorized to delegate to the other officers such of his or her powers and such of his or her duties as he or she may deem to be advisable.

Section 8.8 **Chief Financial Officer**. The Chief Financial Officer shall have the custody of the Exchange's funds and securities, shall keep full and accurate accounts of receipts and disbursements in the books and records of the Exchange and shall deposit all monies and other valuable effects in the name and to the credit of the Exchange in such depositories as may be selected by the Chief Financial Officer or the Board. The Chief Financial Officer shall also perform such other duties as may be specifically assigned to him or her from time to time by the Board or by the President.

Section 8.9 **Restrictions on Trading and Disclosure by Employees**.

(a) No employee of or consultant to the Exchange shall:

(i) trade for such person's own account, or for or on behalf of any other account, in any commodity interest, on the basis of any material, non-public information; or

(ii) disclose for any purpose inconsistent with the performance of such person's official duties as an employee of or consultant to the Exchange any material non-public information obtained through special access related to the performance of such duties; provided, however, that this Section shall not prohibit disclosures made by such an employee or consultant in the course of such employee's or consultant's duties, or disclosures made to any other self-regulatory organization, a court of competent jurisdiction or any representative of any agency or department of the federal or state government acting in his or her official capacity.

(b) If the President (or, in the case of the President, the Chairman of the Board), in his or her sole discretion, finds that any employee or consultant has committed a violation of this Section, such employee or consultant shall be subject to such sanctions, including but not limited to demotion, suspension or discharge, as the President (or, in the case of the President, the Board), in his, her or its sole discretion, deems appropriate.

(c) Terms used in this Section and not defined in these Exchange Bylaws shall have the meanings set forth in Section 1.59(a) of the Commission Regulations.

ARTICLE IX

EXCULPATION AND INDEMNIFICATION

Section 9.1 **Exculpation; Litigation**.

(a) EXCEPT IN INSTANCES WHERE THERE HAS BEEN A FINDING OF WILLFUL OR WANTON MISCONDUCT, IN WHICH CASE THE PARTY FOUND TO

HAVE ENGAGED IN SUCH CONDUCT CANNOT AVAIL ITSELF OF THE PROTECTIONS IN THIS SECTION, NEITHER THE EXCHANGE (INCLUDING ANY AFFILIATES OF THE EXCHANGE), ITS SHAREHOLDERS, ITS MEMBERS OR ITS CLEARING MEMBERS, NOR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS, SHALL BE LIABLE TO ANY PERSON, INCLUDING, BUT NOT LIMITED TO, A CUSTOMER, FOR ANY LOSSES, DAMAGES, COSTS OR EXPENSES (INCLUDING, BUT NOT LIMITED TO, LOSS OF PROFITS, LOSS OF USE, DIRECT, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES), ARISING FROM (i) ANY FAILURE OR MALFUNCTION, INCLUDING BUT NOT LIMITED TO ANY INABILITY TO ENTER OR CANCEL ORDERS, OF THE EXCHANGE TRADING SYSTEM OR ANY EXCHANGE SERVICES OR FACILITIES USED TO SUPPORT THE EXCHANGE TRADING SYSTEM, OR (ii) ANY FAULT IN DELIVERY, DELAY, OMISSION, SUSPENSION, INACCURACY OR TERMINATION, OR ANY OTHER CAUSE, IN CONNECTION WITH THE FURNISHING, PERFORMANCE, MAINTENANCE, USE OF OR INABILITY TO USE ALL OR ANY PART OF THE EXCHANGE TRADING SYSTEM OR ANY EXCHANGE SERVICES OR FACILITIES USED TO SUPPORT THE EXCHANGE TRADING SYSTEM. THE FOREGOING SHALL APPLY REGARDLESS OF WHETHER A CLAIM ARISES IN CONTRACT, TORT, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE. THE FOREGOING SHALL NOT LIMIT THE LIABILITY OF ANY SHAREHOLDER, MEMBER, CLEARING MEMBER, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS FOR ANY ACT, INCIDENT, OR OCCURRENCE WITHIN THEIR CONTROL.

(b) THERE ARE NO EXPRESS OR IMPLIED WARRANTIES OR REPRESENTATIONS PROVIDED BY THE EXCHANGE (INCLUDING ANY AFFILIATES OF THE EXCHANGE) TO ANY PERSON, RELATING TO THE EXCHANGE TRADING SYSTEM, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY AND WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE OR USE.

(c) ANY ACTIONS, SUITS OR PROCEEDINGS AGAINST THE EXCHANGE, ANY AFFILIATES OF THE EXCHANGE OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS OR EMPLOYEES MUST BE BROUGHT WITHIN TWO YEARS FROM THE TIME THAT A CAUSE OF ACTION HAS ACCRUED. ANY PARTY BRINGING ANY SUCH ACTION, SUIT OR PROCEEDING CONSENTS TO JURISDICTION IN THE U.S. DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND THE SUPREME COURT OF NEW YORK COUNTY, NEW YORK, AND WAIVES ANY OBJECTION TO VENUE THEREIN. THIS PROVISION SHALL IN NO WAY CREATE A CAUSE OF ACTION AND SHALL NOT AUTHORIZE AN ACTION THAT WOULD OTHERWISE BE PROHIBITED BY THESE EXCHANGE BYLAWS OR THE RULES OF THE EXCHANGE.

(d) ANY SHAREHOLDER, MEMBER OR AFFILIATE OF A MEMBER OR EMPLOYEE OF ANY OF THEM, WHICH OR WHO COMMENCES ANY ACTION OR PROCEEDING, WHETHER IN COURT, ARBITRATION OR ANY OTHER FORUM, AGAINST THE EXCHANGE, ANY MEMBERS OF THE BOARD OR ANY COMMITTEE, OR ANY OFFICERS, EMPLOYEES OR AGENTS OF THE EXCHANGE, ARISING OUT OF

OR IN ANY WAY CONNECTED TO ANY TRANSACTIONS EFFECTED ON THE EXCHANGE OR THE CONDUCT OF THE EXCHANGE'S AFFAIRS, WHICH OR WHO FAILS TO PREVAIL IN SUCH ACTION OR PROCEEDING SHALL REIMBURSE ON DEMAND THE EXCHANGE AND ANY SUCH MEMBER OF THE BOARD OR COMMITTEE, OFFICER, AGENT OR EMPLOYEE FOR ANY AND ALL REASONABLE EXPENSES AND DISBURSEMENTS (INCLUDING WITHOUT LIMITATION ATTORNEYS' FEES AND COSTS) INCURRED BY IT OR ANY OF THEM IN THE DEFENSE OF SUCH ACTION OR PROCEEDING.

(e) IN ANY ACTION, SUIT OR PROCEEDING UNDER OR IN CONNECTION WITH THESE EXCHANGE BYLAWS, EACH PARTY WAIVES ANY RIGHT IT MIGHT HAVE TO A TRIAL BY JURY.

Section 9.2 **Indemnification**.

(a) **Actions, Suits or Proceedings Other Than by or in the Right of the Exchange**. The Exchange shall indemnify any current or former Director or officer of the Exchange, and may at the discretion of the Board indemnify any current or former employee or agent of the Exchange, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Exchange) by reason of the fact that such person is or was a Director, officer, employee or agent of the Exchange, or is or was serving at the request of the Exchange as a director, officer, employee or agent (including trustee) of another limited liability company, corporation, partnership, joint venture, trust or other enterprise (including employee benefit plans) to the fullest extent permissible under the Delaware Act, as then in effect, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Exchange, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful; except that any funds paid or required to be paid to any person as a result of the provisions of this Section shall be returned to the Exchange or reduced, as the case may be, to the extent that such person receives funds pursuant to an indemnification from any such other limited liability company, corporation, partnership, joint venture, trust or enterprise. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person seeking indemnification did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Exchange, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

(b) **Actions or Suits by or in the Right of the Exchange**. The Exchange shall indemnify any current or former Director or officer of the Exchange, and may at the discretion of the Board, indemnify any current or former employee or agent of the Exchange who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit, by or in the right of the Exchange to procure a judgment in its favor by reason of the fact that such person is or was a Director, officer, employee or agent of the Exchange, or is or was serving at the request of the Exchange as a director, officer, employee or agent (including trustee) of another limited liability company, corporation, partnership, joint venture, trust or other enterprise (including employee benefit plans) to the fullest extent permitted under the Delaware Act, as then in effect, against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Exchange; except that (i) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Exchange unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper; and (ii) any funds paid or required to be paid to any person as a result of the provisions of this Section shall be returned to the Exchange or reduced, as the case may be, to the extent that such person receives funds pursuant to an indemnification from any such other limited liability company, corporation, partnership, joint venture, trust or enterprise.

(c) **Indemnification for Expenses of Successful Party**. To the extent that a Director, officer, employee or agent of the Exchange has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraph (a) or (b) of this Section, or in defense of any claim, issue or matter therein, such person shall be indemnified by the Exchange against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

(d) **Determination of Right to Indemnification**. Any indemnification under paragraph (a) or (b) of this Section (unless ordered by a court) shall be made by the Exchange only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth in paragraphs (a) and (b) of this Section. Such determination shall be made by the Board by a majority vote of the Directors who are not parties to such action, suit or proceeding, even though less than a quorum, or if there are no such Directors, by independent legal counsel in a written opinion, or by the Shareholders.

(e) **Advancement of Expenses**. Expenses (including attorneys' fees) incurred by an officer or Director in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by the Exchange in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Exchange as authorized in this Section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the Board deems appropriate.

(f) **Other Rights**. The indemnification and advancement of expenses provided by, or granted pursuant to, the other paragraphs of this Section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under these Exchange Bylaws, any agreement, vote of Shareholders or disinterested Directors or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office. Nothing contained in these Exchange Bylaws shall prevent the Board from approving the indemnification of or advancement of expenses for any Person against and for any liability, cost or expense (including attorneys' fees) incurred by such Person in connection with defending any claim or any civil, criminal, administrative or investigative action, suit or proceeding arising out of any alleged act or omission by or on behalf of the Exchange, to the extent the Board considers it in the best interests of the Exchange to do so.

(g) **Insurance**. By action of the Board, notwithstanding an interest of the Directors in the action, the Exchange may purchase and maintain insurance, in such amounts as the Board deems appropriate, on behalf of any person who is or was a Director, officer, employee or agent of the Exchange, or is or was serving at the request of the Exchange as a director, officer, employee or agent (including trustee) of another limited liability company, corporation, partnership, joint venture, trust or other enterprise (including employee benefit plans), against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person's status as such, whether or not the Exchange shall have the power to indemnify such person against such liability under the provisions of this Section.

Section 9.3 **Enforcement**.

(a) The right to be indemnified or to the advancement or reimbursement of expenses pursuant to this Article:

(i) is a contract right pursuant to which the individual entitled thereto may bring suit as if the provisions hereof or of any such resolution were set forth in a separate written contract between the Exchange and such individual, and

(ii) shall continue to exist after any rescission or restrictive modification hereof or of any such resolution or agreement with respect to events occurring prior thereto.

(b) If a request to be indemnified or for the advancement or reimbursement of expenses pursuant to this Article is not paid in full by the Exchange within 30 days after a written claim has been received by an officer of the Exchange therefor and the claimant thereafter brings suit against the Exchange to recover the unpaid amount of the claim which is successful in whole or in part, the Exchange shall be obligated to pay the claimant the expenses, including attorneys' fees and expenses, of prosecuting such claim.

Section 9.4 **Indemnification by Members and Shareholders**.

(a) If any action or proceeding is brought or threatened against the Exchange or any individual entitled to be indemnified by the Exchange pursuant to this Article (such individuals being collectively referred to as "Officials"), claiming, directly or indirectly, in whole or in part, that the Exchange or such Official has failed, neglected or omitted to prevent, detect or require any conduct by a Member, a Shareholder or an Affiliated Person of a Member or Shareholder, which conduct is alleged to constitute a violation of any federal or state law, any Commission Regulation, any rule of any self-regulatory organization, these Exchange Bylaws, or any Rule, such Member or Shareholder shall indemnify and hold harmless the Exchange and each such Official from and against all loss, liability, damage and expense (including but not limited to attorneys' fees, legal expenses, judgments and amounts paid in settlement) incurred by the Exchange or such Official in or in connection with any such action or proceeding.

(b) If any action or proceeding is brought against the Exchange or an Official which could result in indemnification by a Member or Shareholder pursuant to paragraph (a) of this Section:

(i) The Exchange or such Official, as the case may be, shall promptly give such Member or Shareholder notice thereof in writing.

(ii) Neither the Exchange nor any such Official may settle a claim to the extent it seeks the recovery of money damages without the prior consent of such Member or Shareholder; provided that if such Member or Shareholder does not consent to any proposed settlement within 10 days following the date it receives written notice of the terms of such settlement, the Exchange or such Official may require such Member or Shareholder to post such security for the payment of its indemnification obligations to the Exchange or such Official as the Exchange or such Official deems necessary, but not in excess of the money damages claimed plus interest and anticipated expenses.

Section 9.5 **Exculpation and Reimbursement of Exchange**. Any Member or Shareholder which institutes an action or proceeding against the Exchange, or any of the officers, Directors, committee members, agents or employees of the Exchange, and which fails to prevail in such action or proceeding, shall reimburse the Exchange and such officer, Director, committee member, agent or employee, for any and all costs or expenses (including but not limited to attorneys' fees, legal expenses and amounts paid by way of indemnifying any officers, Directors, employees or other persons by the Exchange) incurred in connection with the defense of such action or proceeding.

ARTICLE X

MISCELLANEOUS PROVISIONS

Section 10.1 **Fiscal Year**. The Fiscal Year of the Exchange for accounting and tax purposes shall be from January 1 through December 31 of each calendar year except as otherwise fixed by the Board or required by the Code.

Section 10.2 **Amendments of These Exchange Bylaws**. These Exchange Bylaws may be amended, in whole or in part, only by vote of the Class A Shareholders; provided, however, that the Class A Shareholders shall not have the right to amend (i) Sections 2.7, 4.2(a)(i), 4.2(a)(ii) (other than to amend the definition of "Independent Director" pursuant to a determination by the Board that such amended definition is required by, or otherwise advisable pursuant to, applicable law), 4.2(c), 4.3(b)(i), 4.3(b)(ii), 4.3(b)(iv), 4.4(a)(i), 4.4(a)(ii), 4.4(a)(iv), the last sentence of Section 6.1 or clauses (i) and (ii) of this Section 10.2 without the prior written consent of Eurex HoldCo, (ii) any Section of these Exchange Bylaws that would have a material and disproportionate (taking into account the relative rights and obligations of the applicable Shareholder compared to the other Shareholders) effect on the rights or obligations of a particular Shareholder hereunder without the prior written consent of such Shareholder or (iii) this clause (iii) or any Section of these Exchange Bylaws that would have a material and disproportionate (taking into account the relative rights and obligations applicable to the Class A Shares and Class B Shares) effect on the rights or obligations applicable to the Class B Shares without the prior written consent of the Class B Shareholders holding a majority of the outstanding Class B Shares.

Section 10.3 **Captions**. Section titles or captions contained in these Exchange Bylaws are inserted only as a matter of convenience and for reference and in no way define, limit, extend or describe the scope of these Exchange Bylaws or the intent of any provision hereof.

Section 10.4 **Effective Date**. These Exchange Bylaws shall be effective upon the consummation of the Closing (as such term is defined in the Share Purchase Agreement) (such date, the "Effective Date"). If the Share Purchase Agreement is terminated in accordance with its terms prior to the consummation of the Closing, then these Exchange Bylaws shall be null and void and shall be of no further force and effect.

60460692

Exhibit C - EDGA
Org Charts



Deutsche Borse AG
50%
Eurex Zurich AG
100%
Eurex Frankfurt AG
100%
Eurex Clearing AG
100%
Eurex Service GmbH
100%
Eurex Repo GmbH
79.44%
Eurex Bonds GmbH
100%
U.S. Exchange Holdings Inc.
49%
BSP Regional Energy Exchange LLC
100%
International Securities Exchange Holdings Inc.
100%
US Exchange LLC (dormant)
27.71%
US Futures Exchange LLC
100%
International Securities Exchange LLC
100%
ETC Acquisition Corp.
100%
ISE Ventures LLC
100%
Longitude LLC
31.54
Direct Edge Holdings LLC
34.73%
European Energy Exchange AG
100%
European Energy Exchange Power Spot GmbH
100%
EEX Derivatives Power GmbH
99.9999%
European Commodity Clearing AG
50%
EPEX Spot S.E.
100%
Finnovation S.A
100%
Finnovation Financial Services GmbH
76.82%
Avox Ltd.
50%
FDS Finanz-Daten-System GmbH & Co. KG
100%
FDS Finanz-Daten-Systeme Verwaltungs GmbH
50%
Infobolsa SA
100%
Infolbolsa Deutschelang DmbH
99.992%
Difubolsa, Services de Difusao e Imformacao de Bolsa SA
33.33%
STOXX Ltd.
50.01%
Scoach Holdings SA
100%
Scoach Schwetz AG
100%
Scoach Europe AG
100%
Deutsch Borse Dienstfelstungs AG
99.2%
0.8%
Deutsch Borse Finance S.A.
99.92%
0.08%
Risk Transfer Re S.A.
99.9999%
Clearstream International S.A.
100%
Clearstream Banking AG
100%
Clearstream Nominees Ltd.
100%
Clearstream Services SA
100%
Clearstream Banking S.A.
100%
Clearstream Operations Prague s.r.o
0.0001%
100%
Deutsche Borse Systems AG
100%
Deutsche Borse Systems Inc.
100%
Deutsche Borse IT Holdings Group I.L.
100%
Deutsche Gesell-schaft Fur Wertpap-ierabwicklurg mbH
100%
Finnovation Ltd. (dormant)
0.4%
99.6%
Xlaunch GmbH
100%
Deutsche Borse Services s.l.o.


SIX Group AG
SIX Swiss Exchange AG (100%)
SWX Europe Limited (100%)
Eurex Zürich AG (50%)
Swiss Fund Data (29.4%)
SIX Exfeed AG (100%)
Scoach (50% - 1 Aktie)
Stoxx AG (33,3%)
SIX Securities Group AG (100%)
SIX SIS AG (100%)
SIX x-clear AG (100%)
SIX SAG AG (100%)
SIX Systems AG (100%)
Telekurs Holding AG (100%)
SIX Multipay AG (100%)
SIX Card Solutions AG (100%)
SIX PayNet AG (100%)
SIX Telekurs-subsidiaries abroad (100%)
Cards & Payments companies abroad (100%)
SIX Group Services AG (100%)
SIX Multi Solutions AG (100%)
SIX Telekurs AG (100%)
SIX Management AG (100%)
SIX Interbank Clearing AG (75%)
Rolotec AG (75%)
SECB Swiss Euro Clearing Bank GmbH (25%)

Exhibit D - EDGA
DBAG

DEUTSCHE BÖRSE
GROUP

28 December
135.75



Just Value
Annual Report 2007

2 January
69.71



3 January	4 January	5 January	8 January	9 January
70.37	70.18	69.00	69.98	71.38

Deutsche Börse Group: Financial Highlights

			2007	2006	Change in %
Consolidated income statement					
Sales revenue		€m	2,185.2	1,854.2	18
Net interest income from banking business		€m	230.8	150.7	53
Total expenses (excluding goodwill impairment)		€m	–1,323.5	–1,092.4	21
Earnings before interest, tax and goodwill impairment (EBITA)		€m	1,345.9	1,029.1	31
Net income		€m	911.7	668.7	36
Consolidated cash flow statement					
Cash flows from operating activities		€m	839.6	843.4	0
Consolidated balance sheet					
Noncurrent assets		€m	4,183.8	1,907.6	119
Current assets excluding technical closing date positions[1]		€m	1,208.4	932.8	30
Equity		€m	2,690.2	2,283.3	18
Noncurrent liabilities		€m	771.4	646.4	19
Current liabilities excluding technical closing date positions[2]		€m	2,629.9	550.8	377
Total assets		€m	79,657.6	65,025.1	23
Performance indicators					
Earnings per share (basic and diluted)		€	4.70	3.36[3]	40
Dividend per share		€	2.10[4]	1.70[3]	24
Dividends proposed		€m	403.0[4]	329.8[5]	22
Operating cash flow per share (basic and diluted)		€	4.33	4.24[3]	2
Employees (average annual FTEs)			2,854	2,739	4
Sales revenue per employee		€ thousands	766	677	13
EBITA margin		%	62	56	11
Return on shareholders' equity (annual average)		%	39	30	31
Equity ratio (annual average)		%	59	77	–24
Market indicators					
Xetra					
Number of transactions		m	176.3	107.7	64
Trading volume (single-counted)		€bn	2,443.0	1,592.9	53
Floor trading					
Trading volume (single-counted)[6]		€bn	109.5	102.4	7
Scoach					
Trading volume (single-counted)[7]		€bn	98.5	65.6	50
Eurex					
Number of contracts		m	1,899.9	1,526.8	24
Clearstream					
Value of securities deposited[8] (annual average)	international	€bn	4,783	4,170	15
	domestic	€bn	5,721	5,033	14
Number of transactions[8]	international	m	33.9	29.8	14
	domestic	m	89.2	74.9	19
Deutsche Börse share price					
Opening price[9]		€	69.71	43.28	
High[10]		€	136.32	70.44	
Low[10]		€	68.91	42.13	
Closing price		€	135.75	69.71	95

1) Technical closing date liabilities include financial instruments of Eurex Clearing AG, liabilities and securities from banking business as well as restricted bank balances. 2) Technical closing date liabilities include financial instruments of Eurex Clearing AG, liabilities from banking business as well as cash deposits by market participants. 3) Amount restated to reflect capital increase in 2007 4) Proposal to the Annual General Meeting 2008 5) Restated to reflect actual distribution (proposal for 2006: [illegible] million) 6) Excluding certificates and warrants, which are shown in the row for the Scoach joint venture. 7) The joint venture was set up on 1 January 2007; pro forma figures for 2006 8) Figures differ from information shown in prior periods due to a new statistical reporting method. 9) Closing price on preceding trading day 10) Intraday price

2007 – The Year that Was

Quarter 1

Scoach launched
At the beginning of the year, Deutsche Börse and SWX Group, now called Swiss Financial Market Services AG, consolidate their warrant and certificate trading activities in a joint subsidiary. As of September, this joint venture operates under the name "Scoach".

Annual Reception 2007
On 22 January, Chairman of the Supervisory Board Kurt F. Viermetz and Chief Executive Officer Reto Francioni welcome 1,000 guests to the Annual Reception in the Neue Börse building in Frankfurt. German Chancellor Angela Merkel gives the keynote speech. Two days later, a further 200 guests attend the Group's Annual Reception in London.

Deutsche Börse acquires interest in Bombay Stock Exchange
In February, Deutsche Börse acquires a 5 percent interest in Bombay Stock Exchange (BSE). In the course of the year, Deutsche Börse becomes the exclusive distribution partner worldwide for all BSE indices.

Reopening of the Main Trading Hall
On 26 February, after almost five months of renovation work, trading resumes in the modernized Main Trading Hall of the Frankfurt Stock Exchange. With a symbolic ringing of the bell, the hall is opened by Petra Roth (Mayor of Frankfurt), Alois Riehl (Hessian Economics Minister) and Reto Francioni (CEO of Deutsche Börse).

Clearstream opens representative offices in Singapore and Tokyo
Clearstream, Deutsche Börse's international central securities depository (ICSD), opens two representative offices in Singapore and Tokyo in March to better serve its growing number of Asian customers. The new representative offices report to Clearstream's Asian headquarters in Hong Kong.

Chinese growth market
Since March, Deutsche Börse has been helping to develop the Chinese capital market by promoting Tianjin as a financial center. In the same month, a Chinese company selects the Frankfurt Stock Exchange as its listing venue, the first ever to do so. In the course of the year, another four Chinese companies opt for Frankfurt. As of August, participants of the Chinese central securities depository can use Clearstream for the settlement and custody of international securities.

Quarter 2

New organizational and management structure
Deutsche Börse boosts its successful business model that integrates all stages of the securities process chain with a new organizational structure. The new structure reflects the Company's market areas better and focuses even more strongly on customer needs. Frank Gerstenschläger is appointed to the Executive Board as of April with responsibility for the cash market. On 1 July, Thomas Eichelmann becomes the new CFO of Deutsche Börse Group.

First participants from the United Arab Emirates
In April, all shares traded on the Dubai International Financial Exchange become eligible for settlement with Clearstream via Deutsche Bank. The first derivatives market participants from the United Arab Emirates are linked to the Eurex® trading platform in June. Deutsche Börse connects the first participants from the Emirates to the Xetra® trading system in September.

Expansion of business in Russia
In May, Deutsche Börse opens a representative office in Moscow to expand its service in situ for the growing number of Russian customers and to cultivate contacts with the Russian authorities and capital market institutions. In January, Clearstream is the first international central securities depository to accept the Russian ruble for settlement. In April, Eurex introduces derivatives on the most liquid Russian stocks, thereby offering investment and diversification opportunities in emerging markets for the first time. As of June, Deutsche Börse calculates the new DAXglobal® Russia index, which tracks the development of Russian companies.

Higher dividends and bonus share for shareholders
At the Annual General Meeting on 11 May, Deutsche Börse shareholders resolve to pay a dividend of €1.70 per share, corresponding to a distribution ratio of 50 percent. In June, Deutsche Börse shareholders receive one new share for each share held as part of a capital increase from retained earnings.

Quarter 3

100th company joins Entry Standard
In July, Deutsche Börse admits the 100th company to its Entry Standard listing segment. In terms of market capitalization, the Entry Standard is the largest alternative capital market in Continental Europe. In October, it celebrates its second anniversary. 2007 is also a record year for the entire primary market: a total of 208 companies debut on the Frankfurt Stock Exchange, including companies from China, Russia and the Ukraine for the first time ever.

Restructuring program
Deutsche Börse resolves to launch a restructuring and efficiency program in September that aims to generate savings of €100 million per annum as of 2010. The main focus is on optimizing operating costs; planned investments in future growth, however, will be maintained.

Deutsche Börse Photography Prize 2007
In September, Deutsche Börse exhibits the entries of the four finalists for the "Deutsche Börse Photography Prize 2007" in Frankfurt. The works on display are those of overall winner Walid Raad/The Atlas Group (Lebanon) plus photographs by Philippe Chancel (France), Anders Petersen (Sweden) and Fiona Tan (Indonesia).

Quarter 4

Deutsche Börse in the Dow Jones EURO STOXX 50
On 15 October, Deutsche Börse AG is included in the Dow Jones EURO STOXX 50®, Europe's leading benchmark index. Following its inclusion in the DAX® at the end of 2002, Deutsche Börse is now represented in two benchmark indices.

REIT segment and indices started
In November, Deutsche Börse introduces the new REIT asset class. It also starts calculating indices for this new segment.

Deutsche Börse Commodities issues Xetra-Gold
At the end of November, Deutsche Börse founds Deutsche Börse Commodities GmbH, a joint venture, with six partners. The new company offers innovative forms of securitization for commodities and guarantees cost-effective trading. The first product issued by Deutsche Börse Commodities is the physically backed bond Xetra-Gold®.

Record level for Deutsche Börse AG shares
On 6 December, Deutsche Börse shares reach their high for the year of €136.32. On 28 December, they close at €135.75, up 95 percent on the end of 2006.

EEX and Eurex cooperate in CO_2 trading
European Energy Exchange AG (EEX) and the Eurex derivatives exchange launch their cooperation in emissions trading. As of December, Eurex participants can use their existing infrastructure to trade CO_2 derivatives market products of EEX. The network of the two exchanges comprises some 600 potential trading participants altogether.

Eurex and ISE join forces
On 19 December, Eurex completes the acquisition of the US equity options exchange ISE. Following the merger, Eurex is now the global market leader in trading equity and equity index derivatives.



12 January

74.38

Just Value

Is it value that matters to Deutsche Börse Group? Yes it is. We want to create value for shareholders, customers, employees and for society in general. The performance of Deutsche Börse shares shows just how successful we were in achieving this goal in 2007. This report tracks the price of our shares on each and every trading day and illustrates their market value – their just value.



XETRA eurex clearstream DEUTSCHE BÖRSE MARKET DATA DEUTSCHE BÖRSE SYSTEMS DEUTSCHE BÖRSE GROUP

78.35

The title page of this annual report shows the opening and closing price of Deutsche Börse shares in 2007. The shares opened at €69.71 on 2 January and closed at €135.75 on 28 December. In chronological order, each page of this report shows the share price performance over the course of a trading day and the closing price on that day in euros and cents. Seven pages of the report show the share price over the course of a number of days and hence several closing prices. The report thus covers all 252 trading days in 2007.

The closing prices are adjusted to the right-hand margin. The higher the price, the further the curve moves up the page.



16 January	17 January	18 January	19 January	22 January
77.50	76.98	78.23	82.15	82.75

Content



* Including the remuneration report, which is part of the Group management report

23 January

82.05

Letter to Shareholders



Dear shareholders,

Creating value – that's what it's all about! Creating value for you, for our customers and thus for Deutsche Börse Group. This is why we chose "Just Value" as the title of this annual report, which tracks the performance of Deutsche Börse shares over all 252 trading days in 2007.

We closed the 2007 financial year with our share price at a record level. At the end of the year, Deutsche Börse Group's market capitalization exceeded €26 billion, putting us ahead of all other exchange organizations worldwide.

The price of Deutsche Börse shares rose by 95 percent in 2007 to finish the year at €135.75, making Deutsche Börse AG the top performer in the German DAX blue-chip index. And, as in every year since our IPO in 2001, our shares significantly outperformed the DAX and Dow Jones EURO STOXX 50. Thus, past experience shows that investing in Deutsche Börse is also successful in the long term. Deutsche Börse AG is the first exchange organization to be included in the Dow Jones EURO STOXX 50 and is now one of the top 50 listed companies in the euro zone. It was also the top performer in this European blue-chip index.

In 2007, Deutsche Börse Group achieved by far the best results in its history. We performed even better than in 2006, which was itself a record year, and lifted sales revenue by 18 percent to €2,185.2 million. Earnings before interest, tax and goodwill impairment (EBITA) rose by 31 percent to €1,345.9 million. All of our business segments again boosted their sales substantially. At the end of the reporting period, Deutsche Börse Group was once more the exchange organization worldwide with the highest earnings.

81.90

Based on last year's record results, the Supervisory Board and Executive Board again wish to increase the dividend to be paid to you, our shareholders, and will propose a dividend of €2.10 per share to the Annual General Meeting on 21 May. We would like to thank you for your trust in our business model, our projects and our strategies.

What are our success factors? They include our integrated business model, but also our successful growth strategy, our focus on operational efficiency and our effective program for optimizing the capital structure.

In the past, some of our competitors criticized Deutsche Börse Group's integrated business model, but now more and more are imitating it. This successful model has made us the exchange that is better geared towards its customers' needs than any other exchange in the world. We serve our customers along the entire process chain of market data, trading, clearing, settlement, custody and administration of securities, offering one-stop information technology in all of these areas. Synergies generated in our business model pay off and create value – for you and for our customers worldwide.

Last year, we joined forces with SWX Group, now called Swiss Financial Market Services AG, to consolidate trading in structured products in a jointly managed subsidiary called Scoach. We took a pivotal step towards achieving our growth strategy in the area of derivatives: through the merger of Eurex with the US-based ISE options exchange, Deutsche Börse is now the first non-American exchange to have gained a foothold in the US capital market. This new business potential increases our growth prospects. We will remain open to all forms of cooperation in the future, including acquisitions, if they create sustainable value for you, our shareholders. The focus of our growth strategy, however, is on profitable organic growth – for which Deutsche Börse is excellently positioned.

In 2007, we further expanded and diversified the product portfolio in our market areas, drove forward the internationalization of our operations and reinforced our technology lead. We introduced several new products: the new REITs and Xetra-Gold asset classes in the cash market, numerous single-stock futures and emission products in the derivatives market. We also connected additional international market participants – from the United Arab Emirates, for example – to our Xetra and Eurex trading platforms.

The value of the securities registered and deposited with Clearstream, our national and international central security depository, exceeded €10 trillion for the first time in 2007. The settlement standards for Clearstream's new Central Facility for Funds create value for the entire investment fund industry.

25 January

81.55

Our customers benefit from more extensive data feeds for their trading strategies and from a whole range of new index products – among them customized indices, which we tailor to the needs of individual customers. Finally, Deutsche Börse IT's large-scale upgrading of its computer and network capacity enables this segment to meet the market's technical requirements reliably and cost-effectively.

Dear shareholders, the success of each of these business areas shows that your company is a first-class exchange organization. We will continue to safeguard and further expand its strategic competitive edge which is based on its integrated business model.

Besides organic growth, we have set ourselves another strategic priority – to further increase our operational efficiency. In 2007, we reorganized our management structure and business areas, making them more efficient and even better suited to the needs of our customers. We also launched a restructuring and efficiency program to be implemented by 2010. Our goal is to reduce our annual operating costs by €100 million. The substantial trade tax savings at our future German location and the lower occupancy and energy costs in a new building that we will move into in 2010 will help to make your Company even more profitable.

We will continue with our program to optimize Deutsche Börse's capital structure. This capital management program combines high dividend ratios and share buy-backs. We use funds for this that are surplus to current business requirements and the development of our business. At the same time, we will maintain the "AA" credit rating that is essential for Clearstream.

Dear shareholders, on behalf of the entire Executive Board of Deutsche Börse Group, I would like to thank you for your confidence in us and in the successful future of Deutsche Börse. I think you'll also join me in thanking all our employees – once again on behalf of the entire Executive Board. With their professionalism and commitment, they will continue the success story of Deutsche Börse Group and create value for you and for the Company, today and in the future.

Sincerely,

Reto Francioni

Reto Francioni
Chief Executive Officer

Deutsche Börse AG Shares

- Share price up 95 percent from €69.71 to €135.75 in 2007
- Earnings per share after tax up 40 percent to €4.70
- Dividend increase to €2.10 proposed
- 4.1 million shares repurchased under the capital management program
- Deutsche Börse AG included in the Dow Jones EURO STOXX 50®
- High credit ratings confirmed

Deutsche Börse AG's share price rose by 95 percent last year – from €69.71 on 29 December 2006 to €135.75 on 28 December 2007. Since its IPO on 5 February 2001, the value of Deutsche Börse AG, measured in terms of market capitalization, has increased more than six-fold, from €4 billion to €26 billion as at 31 December 2007.

On 15 October 2007, Deutsche Börse AG was included in the Dow Jones EURO STOXX 50, Europe's leading benchmark index, which comprises the 50 largest listed companies in the euro zone. Since the end of 2002, Deutsche Börse AG has been an established member of DAX®, the German blue-chip index.

The stock exchange sector continued to gain in importance in the course of last year. Many international market operators have now followed the example of Deutsche Börse and entered the capital market. The market capitalization of all 23 listed exchanges worldwide added up to around €150 billion as at 31 December 2007. However, apart from Deutsche Börse, only two other exchanges worldwide had a market capitalization of more than €20 billion at the end of last year. Due to its ongoing consolidation, the stock exchange sector continues to attract increasing interest from professional and international investors.

Deutsche Börse, too, has contributed to the consolidation of the stock exchange sector: on 30 April 2007, it announced the acquisition of the New York-based equity options exchange ISE (International Securities Exchange), which was completed on 19 December.

Deutsche Börse AG shares: Key data

		2007	2006[1]
Earnings per share	€	4.70	3.36
Dividend per share	€	2.10[2]	1.70
Operating cash flow per share	€	4.33	4.24
Opening price (as at 1 Jan.)[3]	€	69.71	43.28
High[4]	€	136.32	70.44
Low[4]	€	68.91	42.13
Closing price (as at 31 Dec.)	€	135.75	69.71
Subscribed share capital	€m	200	204
Number of shares (as at 31 Dec.)	m	200	204
thereof shares outstanding (as at 31 Dec.)	m	191.9	195.6
Free float (as at 31 Dec.)	%	100	100
Market capitalization (as at 31 Dec.)	€bn	26.1	13.6

1) Following the capital increase from retained earnings in Q2/2007, previous year's amounts were restated.
2) Proposal to the Annual General Meeting 2008
3) Closing price on preceding trading day
4) Intraday price

29 January

81.11

Deutsche Börse AG's share price 2007 clearly outperforms benchmark indices


€
140
130
120
110
100
90
80
70
60
0
29 Dec.
1 Feb.
1 Mar.
1 Apr.
1 May
1 June
1 July
1 Aug.
1 Sep.
1 Oct.
1 Nov.
1 Dec.
28 Dec.

— Daily closing price of Deutsche Börse AG shares

— DAX®[1]

— Dow Jones EURO STOXX 50® (EUR) (Return)[1]

1) Indexed to the closing price of Deutsche Börse AG shares on 29 December 2006

Excellent performance by Deutsche Börse shares in 2007

Following a 95 percent increase in the share price in 2005 and a 61 percent gain in 2006, Deutsche Börse AG shares again achieved an above-average performance in 2007 compared with the DAX and Dow Jones EURO STOXX 50 blue-chip indices: while the indices grew by 22 percent and 7 percent respectively in the course of the year, the price of Deutsche Börse shares rose from €69.71 on 29 December 2006 to €135.75 on 28 December 2007 – an increase of 95 percent. They reached a twelve-month low of €68.91 on 5 January and a high of €136.32 on 6 December 2007. Deutsche Börse AG shares therefore had the strongest price performance in the DAX index as well as in the Dow Jones EURO STOXX 50 index in 2007.

A high-yielding investment in the long term

Thanks to Deutsche Börse's profitable business model, its shareholders have the opportunity to participate in the long-term growth potential of the international capital markets. Since Deutsche Börse AG went public, shareholders have enjoyed an average annual return of 36 percent, which is well above the DAX average. In the same period, a direct investment in the DAX index would have yielded a return of 3 percent. This means that investors who purchased €10,000 worth of shares at Deutsche Börse AG's IPO, and reinvested the dividends, held shares worth €86,685 at the end of 2007. Had they invested in the DAX index during the same period, their holdings would have been worth just €12,153.

80.28

Increase in the share price accompanied by positive business performance

Trading activity on the markets operated by Deutsche Börse boomed again in 2007 due to structural growth trends and greater volatility. As a result, Deutsche Börse recorded double-digit growth rates in sales revenue and earnings in all business areas. Based on the Group's strong revenue growth of 18 percent and despite a rise in costs of 21 percent, earnings before interest, tax and goodwill impairment (EBITA) again grew substantially to €1,345.9 million (up 31 percent). Earnings per share, which also included the effects from the share buy-back, increased by 40 percent to €4.70.

In September 2007, the Company announced an extensive restructuring and efficiency program with the aim of generating savings of €100 million per year. The main focus of the program is on optimizing operating costs. A substantial €50 million reduction in operating costs is expected as early as 2008, with the program taking full effect in 2010. However, this will not limit planned investments in future growth in any way.

Deutsche Börse intends to leverage further potential in this area through new products and markets. In combination with structural growth trends in all business areas, this will offer shareholders the prospect of a continued rise in earnings.

Capital structure further optimized, credit ratings remain stable

In 2005, Deutsche Börse launched a program to optimize its capital structure (capital management program). Under this program, Deutsche Börse Group uses dividend payments and share buy-backs to distribute funds that the Group does not require for its operating business to its shareholders. In September 2007, Deutsche Börse approved a revised financing concept for the acquisition of ISE with the aim of immediately resuming its share buy-back program, which it had temporarily suspended following the announcement of the ISE transaction. In 2007, Deutsche Börse paid out a total of €724.8 million in the form of share buy-backs and dividends: it repurchased approximately 4.1 million shares worth €395.0 million and paid a dividend of €329.8 million in May 2007 for financial year 2006.

Despite extensive distributions, Deutsche Börse's credit ratings remained strong: Standard & Poor's gave the Group an "AA" rating. Clearstream Banking S.A. was classified by Standard & Poor's and Fitch Ratings as "AA", too. These ratings mean that Deutsche Börse Group continues to enjoy an excellent position on the capital market.

Following the resolution adopted by the Annual General Meeting on 11 May 2007, a one-for-one capital increase from retained earnings of €100 million to €200 million was implemented on 8 June 2007. For each existing share, the Company issued an additional one ("bonus share"). The quotation of the shares was changed at the start of trading on 11 June 2007.



Deutsche Börse's success shared through progressive dividend policy

Deutsche Börse AG raised the dividend for financial year 2006 to €1.70 per share. In May 2007, it distributed 50 percent of its net income for the year to shareholders. This year, Deutsche Börse AG is continuing its progressive dividend policy: it will enable shareholders to participate in the Company's continued growth in operating profit and propose to the Annual General Meeting that the dividend for 2007 be increased to €2.10 – a rise of 24 percent over the previous year. This high growth and the distribution ratio of approximately 51 percent (adjusted for extraordinary income from the sale of buildings in Luxembourg) enable it to maintain a leading position among DAX companies: since going public in 2001, Deutsche Börse has upped its dividend by at least 20 percent every year.

Further recognition for Deutsche Börse AG's investor relations work in 2007

Deutsche Börse and its shares again attracted substantial attention from international investors, analysts, market participants and interested members of the public in 2007. This was due on the one hand to its strategic initiatives, in particular the acquisition of the US equity options exchange ISE announced in April, and on the other to its excellent performance. In 2007, Deutsche Börse adopted targeted and very extensive measures to inform current and potential investors not only about the consolidation of the stock exchange sector, but also about what characterizes the business model, why the Company is successful and what prospects it has for further growth in the core markets. With this aim in mind, it hosted the first investor day for professional investors from Germany and abroad in June 2007. At international roadshows, conferences and individual meetings, Deutsche Börse held well over 400 one-on-one discussions with current and potential shareholders in the world's major capital centers. In 2007, having already received outstanding recognition for the quality of its investor relations work in the past, Deutsche Börse AG was ranked first in its sector for its investor relations in the annual survey by the internationally recognized capital market publication "Institutional Investor".

Interest of international investors reflected in shareholder structure

The Company's excellent performance, the prospect of continued capital market growth and market expectations that stock exchange consolidation will continue have all contributed to the sustained and widespread interest in Deutsche Börse AG shares among national, and even more so among international investors. The proportion of shareholders from outside Germany remains high at around 82 percent.

International shareholder structure of Deutsche Börse AG


Other countries 11 %
Germany 18 %
42 % USA
UK 29 %

Deutsche Börse shares are also attractive to global investment funds with large investment volumes due to their high liquidity, the membership in the German blue-chip index DAX and the inclusion in Europe's leading blue-chip index, the Dow Jones EURO STOXX 50, in October 2007. Trading volumes in the Company's shares have soared since the IPO in 2001: whereas in 2001 an average of 0.2 million shares were traded per day, by 2007 this had risen to around 1.8 million.

1 February	2 February	5 February	6 February	7 February
81.20	81.97	81.38	80.02	80.72

The Business

It is thanks to its business model that Deutsche Börse Group is successful in creating value. The Group offers the full range of products and services for securities trading. **Xetra** organizes the cash market, **Eurex** the derivatives market. **Clearstream** provides post-trade services. **Market Data & Analytics** makes developments in the securities markets transparent, and **Information Technology** builds and operates the Group's trading platforms.



8 February

81.16

History – More than 400 Years of Creating Value

On 9 September 1585, Frankfurt's city senate issued a decree that marked the birth of the Frankfurt Stock Exchange: in future, a group of 84 merchants would set official exchange rates for the countless gold and silver coins in circulation at Frankfurt fairs. The senate's aim in doing so was to prevent deceitful money traders from continuing to hinder the international trade flourishing in this up-and-coming marketplace. Over the course of some four centuries, the committee that had been entrusted with the task of impartially setting fair and transparent exchange rates developed into what is today the stock exchange organization with the highest sales revenues in the world, with market participants in every corner of the globe.

Deutsche Börse Group's success is based on the values of its founders: neutrality, integrity and an international outlook – coupled with the desire to drive and embody economic and technological progress.

The institution as well as the rules and regulations governing the exchange have undergone constant change during its long history. Over time, the first price lists were followed by the Stock Exchange Regulations, the Stock Exchange Act and stock exchange supervision – all aimed at preventing price manipulation and insider trading. The Chamber of Commerce was founded in 1826, and the Frankfurt Stock Exchange would remain under its auspices for 166 years before Deutsche Börse AG took over in 1992.

The diversity of the services that Deutsche Börse provides today – ranging from cash and derivatives market trading, to clearing, settlement and custody – appears to have followed a more or less natural course from early on.

Government bonds bring international status
During the 18th century, the stock exchange cooperated with the banks in the financial center of Frankfurt to bring about a financial innovation: trading in government bonds. At a time when nation states were forming in Europe and industrialization was gathering pace, issuing so-called fractional bonds carrying proportionate rights as part of a debt issue was an ideal way of meeting the states' constantly growing need for funds. Even then, the Frankfurt Stock Exchange was a reliable platform for fair pricing. In the 19th century, it rose to international status as a trading venue for government bonds.

Early derivatives transactions
The first derivatives transactions also took place early on: buyers paid a given amount for a commodity that they did not receive until three to six months later. In this way, merchants were able to hedge against exchange rate and price fluctuations in trading. During the first few centuries, derivatives transactions were absent from the exchange, and the Stock Exchange Act of 1896 which explicitly outlawed them had a long-term effect. Not until Deutsche Terminbörse (DTB, the German Futures and Options Exchange) was launched in 1990 was a neutral and organized platform put in place to meet the hedging needs of global companies and financial institutions. In 1998, DTB merged with the Swiss derivatives exchange SOFFEX to form Eurex, now one of the world's largest and most successful trading platforms for futures and options.

Settlement and custody as an integral part of stock exchange business
Transaction settlement and securities custody services also were very popular with market participants over 200 years ago: even back then, debtors' original documents were deposited to guarantee bondholders' security. The stock exchange printed the deposit receipt on the individual papers. This guarantee gave the stock exchange an

enormous boost on the international stage. Especially in times of crisis, the exceptional stability of the securities' value underlined Frankfurt's reliability as a financial center.

Today, this investor confidence is still clearly reflected in the success of Clearstream, a wholly owned subsidiary of Deutsche Börse since 2002, with responsibility for settlement and custody. On its books, it has international securities worth over €10 trillion in electronic customer accounts; only a smaller part of these securities have been physically deposited in the stock exchange's vaults.

First share trading

The first share – that of Oesterreichische Nationalbank – was traded in Frankfurt back in 1820. But only after the German Empire was founded in 1871 did the Frankfurt bond exchange turn its attention more and more towards share trading. Five billion gold francs of French war reparations triggered a wave of new companies to be founded across Germany. Within just four years, 875 stock corporations were registered in Prussia alone. During this period, the Frankfurt trading sessions moved into their current building at Rahmhof in 1879.

The First World War put an end to the euphoria. Hyperinflation and the stock market crash of October 1929 heralded the darkest chapter in the Frankfurt Stock Exchange's history: the National Socialists seized power in Germany and made the entire capital market part of the war economy. By 1937, there was not a single foreign security left on the quotations list. Frankfurt lost its international standing as a financial center. By 1945, the exchange, like the whole country, was reduced to rubble.

In the 1950s and 60s, as a capital intermediary and the most efficient platform for investments, the stock exchange made a valuable contribution to the country's reconstruction. Foreign shares were listed again as of 1958, and in the decades that followed, increasing liberalization strengthened Germany's position as a financial center.

Integration through technology

Within the space of just a single decade at the end of the 20th century, the stock exchange changed more than it had done throughout the previous four centuries. The reason for this was the technological revolution. With its high-performance systems, Deutsche Börse was able to bring share and derivatives trading, clearing, settlement and custody together under one roof – its own. At the same time, it made trading transparent for all market participants by providing essential real-time market data such as prices and indices. Thus, in just over a decade, it made the transition from being the leading regional exchange in Germany to becoming a leading global exchange organization. Today, some 2,000 banks, securities trading firms and clearing and settlement organizations in around 20 countries are connected to the fully electronic Xetra® and Eurex® trading systems.

Ahead of its global competitors, Deutsche Börse itself went public in 2001. Just a year later, it purchased Clearstream, making it one of Europe's leading providers of settlement services for stock market and over-the-counter transactions. With the acquisition of the International Securities Exchange (ISE) in December 2007 it became the only foreign exchange organization to gain a strong foothold in the US capital market.

Deutsche Börse Group owes its success to its integrated business model, which evolved over the course of the Group's history and was finally made possible by technology. And its success is measurable: following a series of record profits, the Company's value has tripled over the past two years. In October 2007, Deutsche Börse became the only exchange organization to be included in the European blue-chip index, the Dow Jones EURO STOXX 50®. Valued at some €26 billion in December 2007, Deutsche Börse Group is one of the largest exchange organizations in the world.

12 February

78.73

Xetra – Trading for Value

- Sales revenue increased by 38 percent to €435.0 million
- Number of transactions on Xetra® up 64 percent to 176.3 million
- Enhanced liquidity through algorithmic trading

Over 280,000 financial instruments are traded on the Frankfurt Stock Exchange – more than in any other European financial center. Through its Xetra segment, Deutsche Börse Group organizes securities trading in two models: in its fully electronic Xetra® marketplace and via the lead brokers on the Frankfurt Stock Exchange floor. Both platforms offer market participants optimum order execution, transparency and liquidity. The Xetra segment ensures that trading via Deutsche Börse is constantly becoming more attractive and international. And its efforts have paid off: more and more companies from abroad are choosing to be listed here.

The Xetra segment's trading and clearing infrastructures create value for Deutsche Börse. But how does Deutsche Börse create value for market participants?

- Issuers: Deutsche Börse provides companies with access to the capital markets. It offers them an opportunity to raise equity or debt capital on attractive terms.
- Intermediaries: Deutsche Börse supports new and highly efficient trading techniques that enable banks and securities trading firms to implement their own trading strategies and those of their customers in the best way possible.
- Investors: Deutsche Börse is constantly expanding and diversifying its range of tradable securities and asset classes – 2007 saw the introduction of the asset classes REITs and Xetra-Gold®, for example. More investment opportunities mean that investors are able to diversify their portfolio and reduce their risk.

The low trading costs in Deutsche Börse's marketplaces are of particular value to all participants. The explicit transaction fees for trading, clearing and settlement are lower than at the other exchanges in Europe. The implicit trading costs on Xetra and in Frankfurt Stock Exchange floor trading are so low because these marketplaces are particularly liquid. The deeper the order book, i.e. the more orders are placed and executed, and the narrower the spread between buy and sell prices, the lower the implicit costs. Xetra has a market share of some 98 percent of trading in DAX® securities. There are always buy and sell offers for these liquid securities – even larger orders can be executed immediately at any time.

In 2007, the Xetra segment's sales revenue grew by 38 percent to €435.0 million. Some 93 percent of the segment's sales revenue came from trading and clearing activities – from trading on the fully electronic Xetra platform and on the floor, from clearing through the central counterparty (CCP), and from transactions on Scoach.

The segment generated 7 percent of its revenue through admission and listing fees for exchange trading and from operating other financial centers such as the exchanges in Dublin and Vienna. In 2007, both of these trading venues extended their contracts until 2012. Also, the Bulgarian Stock Exchange in Sofia signed a framework agreement for the operation of its market from mid-2008 onwards.

78.91

The Xetra trading system: A global focus

Xetra is the trading platform for liquid securities, i.e. securities with a high market capitalization and high trading volumes. These mainly include securities on the DAX, MDAX® and TecDAX® selection indices, liquid foreign equities (e.g. those included in the Dow Jones EURO STOXX®), exchange-traded funds (ETFs) and exchange-traded commodities (ETCs).

With its sales revenue of some €199.0 million (up 42 percent), the fully electronic trading system accounted for 46 percent of the Xetra segments's sales revenue. In 2007, the number of transactions on Xetra rose by 64 percent year-on-year to 176.3 million. The trading volume increased by 53 percent to stand at €2,443.0 billion; approximately two thirds of this was attributable to business with customers outside Germany. Around 4,700 traders in 19 countries are connected to Xetra – since 2007, this includes the first participant from outside Europe, a company in the United Arab Emirates.

68 percent of the Xetra trading volume is generated outside Germany


Other countries 9%
Switzerland 2%
France 13%
44% UK
Germany 32%

Xetra now creates added value for all trading participants through two additional measures introduced in 2007: enhanced system performance for algorithmic trading (algo trading) and the improved Xetra BEST®.

Algo trading: Using this trading technique, participants' systems independently generate buy and sell orders on the basis of mathematically defined correlations, or algorithms. In 2007, Deutsche Börse IT further enhanced the performance of its trading systems to reflect the requirements of algorithmic trading, which demands extremely short round-trip times for orders. Algo trading responds to movements in different markets within milliseconds, analyzes trading signals and takes account of historical data (see pages 19, 27 and 28). These orders accounted for 39 percent of the trading volume on Xetra in 2007 – and the trend is up. Algo trading benefits all trading participants: orders are placed in the order book and translated into transactions faster, which means securities are traded more frequently. The spread between the securities' buy and sell prices narrows and trading becomes more liquid.

Xetra BEST: Deutsche Börse has improved its Xetra BEST functionality to offer market participants an easy way to meet the best-execution requirements under the European MiFID Directive, which has been in force since 1 November 2007. Xetra BEST enables intermediaries such as banks and securities trading firms, so-called best executors, to achieve best execution for their customers' orders when trading equities and ETFs. Xetra BEST guarantees the best prices and full order execution.

The central counterparty: Lower clearing fees

The central counterparty is the second-biggest driver of sales revenue for the Xetra segment. In 2007, sales revenue amounted to €115.1 million (up 35 percent).

When CCP-eligible securities transactions are cleared, the trading partners remain anonymous. The CCP is the trading participants' immediate contracting party and assumes their default risk. Another valuable advantage of the CCP for buyers and sellers is that it facilitates multilateral netting when transactions are settled: all receivables and liabilities per security and clearing participant are offset to a single position so that the market participants only have to settle the balance.

On 1 July 2007, Deutsche Börse cut the fixed CCP fees for orders on Xetra by 20 percent, primarily benefiting parties who want to place smaller orders.

Floor trading: New pricing model

The prices of securities traded on the floor depend partly on reference markets and need to be determined by lead brokers. These securities include German small and midcaps, a number of foreign equities, funds, and bonds.

The trading volume on the floor amounted to €109.5 billion. Floor trading accounted for 12 percent of the Xetra segment's sales revenue.

The transparency of the new pricing model for floor trading, which came into effect on 1 November 2007, creates added value for all trading participants: trading and clearing fees can be calculated accurately even before an order is placed.

Scoach: Successful start

Two exchanges, one brand, one management: in January 2007, Deutsche Börse and SWX Group, now called Swiss Financial Market Services AG, set up a joint venture for trading in certificates and warrants. This joint venture has been operating under the name "Scoach" since 1 September. Investors place their orders via their regular order route and select the Frankfurt Stock Exchange as the trading venue. During the year under review, around 120,000 instruments were added to the range of structured products traded there.

In 2007, the trading volume on Scoach amounted to €98.5 billion. Scoach accounted for 9 percent of the Xetra segment's sales revenue.

IPO market: Record year

2007 saw an increase in the number of companies raising equity via the stock market. A total of 208 companies chose the Frankfurt Stock Exchange for their first listing. These newcomers to the stock market placed a volume of around €7.8 billion – around 9 percent more than in the previous year. In June 2007, the Frankfurt Stock Exchange welcomed the 100th company to the Entry Standard segment.

Deutsche Börse's listing platform is becoming increasingly international: in the year under review, numerous companies making their debut on the stock market were from abroad. For the first time, there were several IPOs by companies from China, Russia and the Ukraine.

Deutsche Börse: Most attractive listing venue in international comparison

In November 2007, an independent study by the Technische Universität München and the European Business School rated Deutsche Börse as the most attractive listing venue for international companies. In all three listing segments – Prime, General and Entry Standard – Deutsche Börse offers the lowest costs of capital in an international comparison with Euronext, the Hong Kong Stock Exchange, the London Stock Exchange, Nasdaq and the New York Stock Exchange.

Eurex – Raising Value through Global Growth

- Sales revenue up 19 percent to €713.9 million
- Trading volume increased to 1.9 billion contracts
- Leading transatlantic operator of derivatives marketplaces through the merger with ISE

The Eurex derivatives exchange is a world-leading marketplace for the trading and clearing of futures and options. Key factors in Eurex's success include the systematic expansion of its worldwide distribution network, innovative products and functionalities, the superior technology of its electronic trading system and new standards in risk management. The merger of Eurex and the International Securities Exchange (ISE), the world's largest equity options exchange, in December 2007 represents a milestone in expanding Deutsche Börse Group's global market leadership: the Group is now the leading transatlantic operator of derivatives marketplaces.

In 2007, Eurex again posted record volumes. Trading and clearing volumes continued to show double-digit growth: Eurex customers traded 1,899.9 million contracts (up 24 percent) on the derivatives market. At the same time, Eurex's efficient and liquid hedging instruments contributed to the stability of the international financial markets in the year under review.

Ten years of Eurex: Steady growth

Transaction volume in millions


248
381
454
674
801
1,015
1,066
1,250
1,526
1,900
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Internationalization: New markets and customer groups

Eurex expanded its international distribution network to include 59 new participants worldwide. A further 40 participants were in the process of being connected at the end of 2007. This growth focused mainly on the US and the Middle East. Eurex became the first foreign derivatives exchange to establish a direct high-performance access point in the financial center of Dubai. A total of 78 percent of the transaction volume on the Eurex platform comes from participants outside Germany and Switzerland.

Customer acquisition mainly in the US

Eurex's direct market access offering was very well received in the US and was taken up by eleven newly acquired participants. In particular, US-based hedge funds that pursue algorithmic trading strategies showed a keen interest in direct market access. Eurex is working closely together with US regulators aiming for mutual recognition of regulatory standards. Deutsche Börse AG has submitted proposals to the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of the Treasury suggesting ways for investors in the US to obtain direct access to Eurex equity and equity index options.

Entering growth markets

In August 2007, Eurex launched the Trader Development Program for New Markets with the aim of leveraging additional market potential in selected high-growth regions. Eurex grants significant exemptions from its fees for customers from Central and Eastern Europe, Central and

South America, Asia and Africa who, for regulatory reasons, are unable to obtain direct market access but use existing participants' order routing systems. The number of contracts traded since the launch of this program shows that it has been well received in these growth regions.

Institutional investors a source of growth
In the year under review, institutional investors such as investment funds and investment companies made a significant contribution to Eurex's volume increase. This was made possible by new European Union regulations that opened up additional opportunities for this customer group to use financial derivative instruments. Institutional investors will continue to be an important source of growth for Eurex in the coming years.

Product innovation: New and extended asset classes

In 2007, Eurex introduced new product groups and extended existing ones. It brought a total of more than 220 new products onto the market.

New asset classes
The launch of two new asset classes, credit derivatives and emission certificates, has created potential for future growth. The new emission certificates asset class demonstrates that Eurex is open to partnerships, in this case with the Leipzig-based European Energy Exchange (EEX). In January 2008, Eurex introduced another new asset class: Euro inflation futures. These are based on the harmonized index of consumer prices (HICP) for the euro zone. Eurex is the first European derivatives exchange to offer inflation-indexed futures. These complement Deutsche Börse's traditional inflation-linked cash market products.

Expanding existing product segments
The Eurex segment's core business is to develop new products based on established underlying instruments. This, too, highlights the value of Deutsche Börse Group's integrated business model – in this case for the derivatives market. For example, Deutsche Börse develops new indices and then offers derivatives of these indices on its derivatives market. In this way, it can introduce innovative products – and thus new sources of revenue – easily and cost-efficiently.

The existing product segments saw plenty of innovation again in 2007. Eurex introduced equity options and futures in US dollars and pounds sterling, for example. This paved the way for offering derivatives on emerging market underlyings, which are traded mainly in US dollars. Eurex also introduced equity options as well as equity and equity index futures on Russian underlyings and thus covered one of the most attractive emerging markets for the first time. The range of equity options was systematically expanded. In the still young but rapidly expanding area of equity futures, Eurex extended its offering in the year under review to over 500 instruments.

Clearing: Effective risk management

Eurex's trading participants benefit particularly from the fact that trading and clearing are completely integrated on a single platform. Eurex Clearing AG is the central counterparty for derivatives, equities, bonds and repo transactions executed on Eurex and other platforms. Eurex Clearing protects trading participants against the risk of a transaction not being fulfilled because a trading partner defaults (see page 15).

As of November 2007, clearing members have been able to manage risk even more effectively. New tools give them a more detailed overview of the trading activity of non-clearing members and allow them to define maximum order sizes for individual products and to limit the amount of orders per time interval.

Since 2007, Eurex Clearing has been cooperating with European Commodity Clearing AG, the clearing house of EEX. It now offers participants in emissions trading efficient and flexible transaction clearing.

Growth in secured financing

In addition to trading in futures and options, Deutsche Börse operates over-the-counter repo trading in government bonds and jumbo bonds (German covered bonds with an issue volume of at least €500 million) via Eurex Repo®. The Euro GC Pooling® product for trading in ECB-eligible collateral proved particularly successful during the liquidity crisis in the financial markets in the second half of the year under review (see page 23). The trading volume of Euro GC Pooling more than doubled in 2007. The total volume of repos outstanding grew to €46.8 billion (up 13 percent).

Together with institutional market participants, Deutsche Börse operates the Eurex Bonds® platform, where, amongst others, European government bonds, basis instruments and European covered bonds are bought and sold. As of December 2007, 33 international participants were connected to Eurex Bonds, among them Deutsche Bundesbank and Deutsche Finanzagentur. Trading volume in 2007 amounted to €145.8 billion.

Technology: Growth through high-performance systems

Algorithm-based trading techniques are a key growth driver in the derivatives market – just as they are in the cash market (algo trading, see pages 15 and 28). For trading participants, high-performance trading systems are absolutely crucial. In the year under review, Eurex continued to invest in new hardware and software and in the network infrastructure. With the latest release of the Eurex trading system in November 2007, Eurex continued its Technology Roadmap initiative and systematically aligned the trading and clearing systems to the requirements of ever faster trading:

- System performance and capacity have been significantly enhanced.
- An order can now run through the systems in a record time of four to six milliseconds (from entry to execution and confirmation).
- The speed at which market data is distributed has been significantly increased.
- Participants have access to new, valuable functions for their risk management activities.

The Eurex trading and clearing systems once again obtained excellent ratings. For two years in succession, Eurex has received one of the Financial News Awards for Excellence in IT: "Best Trading Venue – Derivatives" in 2006 and "Best Exchange 2007". These awards exemplify just how successful and valuable Deutsche Börse Group's integrated business model is. Deutsche Börse IT's reliable high-performance systems form the basis for efficient trading and clearing on the Eurex derivatives exchange.

Merger of Eurex and ISE: A valuable growth option

In December 2007, Eurex completed the acquisition of the International Securities Exchange (ISE). ISE significantly enlarges the liquidity network via which Eurex provides direct market participants and investors around the world with access to a variety of highly liquid products and services across a range of different asset classes. With ISE, Eurex has strengthened its US presence and can now offer a wide range of products in US dollars.

Complementary products and distribution networks
The portfolios of Eurex and ISE supplement each other: while Eurex offers the European benchmark products for interest rate and equity index derivatives, ISE is the world's largest equity options exchange. The combination of Eurex and ISE has produced the global market leader in equity and equity index derivatives trading. In 2007, the trading volumes of Eurex and ISE combined amounted to over 2.7 billion contracts.

Their customer bases are also complementary: at the end of the year under review, 398 participants in 22 countries, 69 of which were from the US, had access to Eurex products and services via the global distribution network. ISE's extensive participant base boosts Eurex's position in the US significantly: at the end of 2007, ISE had 178 registered market participants, with minimal overlap with Eurex's customer base. Following the merger, the number of direct participants across the combined network grew to around 560.

The two exchanges' complementary distribution networks and products create potential for cross-selling and joint product development initiatives. This benefits customers and shareholders alike: it opens up new business opportunities for customers and creates value for shareholders.

ISE – More than the world's largest equity options exchange
Even following its acquisition by Eurex, ISE will remain under the supervision of the US regulator, the SEC. ISE's primary business is its options exchange, which offers electronic trading in US dollar-denominated options on equities, ETFs, indices and foreign exchange. With a 30 percent share of the overall market for exchange-traded US equity options, ISE is the global market leader in this segment. In 2007, ISE recorded a trading volume of 804.4 million contracts – a year-on-year increase of 36 percent. ISE also operates the ISE Stock Exchange, where approximately 6,000 securities are traded. ISE Alternative Markets will offer a new trading platform for derivatives auctions. Furthermore, ISE is a leading provider of comprehensive market data products for investors.

A strategy that creates value
The acquisition of ISE underlines Deutsche Börse Group's strategy of combining organic growth with acquisitions, as long as these generate value for investors and the Company itself. The Group continues to consolidate its leading position in the rapidly and constantly growing global derivatives markets. Cross-selling and efficiency improvements are expected to result in annual synergies of US$50 million as of 2012; half of this amount should be achieved by 2010. Significant additional synergy potential comes from joint product innovation and development.

83.94

Clearstream – Managing Value

- Sales revenue grew by 10 percent to €768.2 million
- Volume of assets under custody exceeded €10 trillion
- Settlement volume rose by 18 percent to 123.1 million transactions

As an international central securities depository (ICSD), Clearstream provides global services to the securities industry. Based in Luxembourg, its core business is managing the settlement and custody of international fixed-income securities. Clearstream's assets under custody are valued at over €10 trillion, which places it amongst the largest global providers of securities services. In addition, the segment offers added-value services such as global securities financing and investment funds services. As a central securities depository (CSD), Clearstream also provides the post-trade infrastructure for German and Luxembourg domestic securities.

Clearstream serves more than 2,500 financial institutions in over 100 countries. With main locations in Luxembourg and Frankfurt, and offices in New York, London, Dubai and Hong Kong, Clearstream is close to its customers in all major time zones. In March 2007, it opened offices in Singapore and Tokyo to even better serve the thriving Asian market.

As the business segment with the highest revenues, Clearstream's value contribution is essential to the Group: In 2007, its sales revenue grew by 10 percent to €768.2 million, with custody accounting for the largest part.

Clearstream's main objectives are to

- achieve excellence in asset servicing
- increase interoperability between liquidity pools
- deliver added value in global securities financing and investment funds services

In addition to these strategic goals, Clearstream also contributes to creating an integrated European financial market.

Excellence in asset servicing

Continuing on its path of strong growth, Clearstream surpassed the threshold of €10 trillion in custody in 2007: the average value of assets under custody grew by 14 percent to €10.5 trillion, of which 54 percent were German domestic and 46 percent international securities. This increase was driven by the positive trends in underlying markets and a greater market share in the custody of domestic debt.

Custody creates value far beyond mere safekeeping: it manages accounts; processes income on securities in the form of interest or dividend payments; services corporate actions such as early redemptions, stock splits or rights issues; processes tax payments; and duly reports any such activity to clients. These services frequently require case-by-case solutions, since different legal frameworks, taxation rules and currencies apply to issuers, investors and instruments.

22 February

80.89

Servicing assets is becoming ever more complex, because new instruments such as index-linked, floating-rate and structured products are launched. Clearstream caters for innovation of this kind and enables the market to process and service these instruments efficiently. It constantly speeds up the rate of automation, delivers faster, more efficient and precise asset servicing processes and customizes services to individual requirements.

In 2007, Clearstream continued to build on its "best-in-class" performance levels for asset servicing. For instance, the reversal rate for income payments went down by 22 percent, while the event volume rose by 38 percent.

Value for the customer

Customers consistently attest to Clearstream's excellent performance and its contribution to value generation. In the annual surveys conducted by Global Custodian magazine, Clearstream was once again top-rated as an ICSD and as a provider of triparty repo services to the international securities market.

Interoperability between liquidity pools

Driven by increased trading activity in global financial markets, the number of transactions processed by Clearstream rose by 18 percent to 123.1 million in 2007. Settlement processing is highly automated with transactions being optimized, processed in real-time and back-to-back trades netted off. This high level of automation, combined with close to 100 percent straight-through processing (STP), has driven settlement efficiency to the highest levels.

Clearstream works intensively on further improving interoperability. By building on its existing systems and processes, it delivers effective and efficient solutions to its customers quickly and at low costs.

Growing network

Clearstream provides a single point of access to almost 700,000 eligible securities from 46 markets, covering 96 percent of outstanding debt worldwide, as defined by the Bank for International Settlements (BIS). In 2007, Clearstream continued to expand its global network: it started offering settlement services for Dubai International Financial Exchange (DIFX) equities, it opened a new link to Cyprus, introduced the Cypriot pound as a settlement currency, and it started accepting Slovenian government securities. Furthermore, the Chinese central securities depository (CDC) opened a link with Clearstream to provide Chinese financial institutions with international opportunities. Also in 2007, Clearstream was the first ICSD to accept the Russian ruble, the Bahraini dinar and the Peruvian nuevo sol as settlement currencies. At the end of the year, a total of 42 currencies were eligible for settlement by Clearstream and another 51 as denomination currencies.

In 2008, Clearstream will deploy a new-generation processing environment and upgrade major domestic market settlement links. This will ensure seamless cross-border settlement interoperability with multiple liquidity pools.

Further enhancing the Bridge
The so-called Bridge between Clearstream and Euroclear Bank, across which securities worth in excess of €80 billion are settled on average each night, was further enhanced in 2007. Customers now benefit from improved settlement services between the two ICSDs including

- extended input deadlines
- earlier feedback on matching
- faster settlement turnaround
- more settlement opportunities

In June 2008, instruction deadlines will be further extended and additional pre-matching and settlement exchanges will be added.

Added value in global securities financing and investment funds services

Clearstream's Global Securities Financing (GSF) offers automated securities lending and borrowing as well as triparty collateral management services, thus relieving customers of their administrative burden and reducing their risk and costs. In 2007, GSF continued to grow strongly with monthly average outstandings reaching €365.8 billion in December 2007, a 21 percent increase over the previous year.

Clearstream continues to pursue its vision of allowing its customers to manage their collateral as a single virtual pool of assets, independent of where these are held. In cooperation with Eurex, the Euro GC Pooling® service was extended to international customers and securities. The service now offers cash-driven, international trading of a general collateral basket of some 9,000 securities, which the European Central Bank (ECB) accepts as collateral. It raises the efficiency of trading and collateral management of secured money market transactions. Since the subprime loan crisis started in 2007, many banks have found it difficult to borrow cash, making this service particularly valuable as it improves their liquidity:

- It eliminates counterparty risk by using the CCP (central counterparty) service.
- It ascertains the superior quality of underlying securities by limiting the assets to those which the ECB accepts as collateral.

Euro GC Pooling: The complete value chain of secured money market transactions


Value chain
Euro GC Pooling® participant
Eurex Repo
Trading
Eurex Clearing
Clearing (CCP)
Clearstream Luxembourg/ Frankfurt
Collateral management
Settlement
Custody

Last year, Clearstream also linked up its two collateral management systems in Luxembourg and Frankfurt. Customers can now manage a single collateral pool for the assets they hold with Clearstream regardless of location.

Clearstream is at the forefront of the industry in the area of investment funds services. Its proprietary system Vestima^{+} automates and standardizes messages and business processes for cross-border investment funds. At the end of 2007, this central order routing platform offered access to over 30,000 funds and was used by 160 distributors around the world. In 2007, settlement volumes grew by 21 percent to 6.5 million transactions.

In the year under review, Clearstream also launched the Central Facility for Funds (CFF®), its post-trade solution for investment funds domiciled in Luxembourg. By the end of the year, 13 customers had already transferred their investment fund shares onto the new platform. CFF allows the synchronous exchange of cash and securities between fund distributors and transfer agents, thus enabling settlement standards to be adopted that have long been established for other asset classes.

According to a study by the independent consultancy company Deloitte, the European cross-border investment funds industry with centers in Luxembourg and Ireland could save up to 30 percent of processing costs and gain over €300 million a year by streamlining trading, settlement and custody of cross-border mutual funds. Vestima^{+} and CFF offer exactly this kind of streamlining and thus could generate massive value for the industry.

Contribution to an integrated European financial market

Clearstream is an active participant in market-driven and regulatory initiatives to create a single European financial market and foster fair competition. And it gives its customers a voice in the development of capital markets. Foremost among these initiatives are the industry Code of Conduct and the TARGET2-Securities (T2S) initiative.

The Code of Conduct is a market-driven initiative to establish a consistent, uniform and cost-effective European framework for cross-border equities trading, clearing and settlement. Clearstream has already put the requirements into practice with the Bridge between the two ICSDs being the best example of efficient interoperability. Deutsche Börse Group intends to expand clearing and post-trade services for equities to non-domestic markets. Clearstream and Eurex Clearing have therefore requested NYSE Euronext, LSE and virt-x to grant access and interoperability.

With the T2S initiative, the Eurosystem aims to consolidate settlement services in euro central bank money on a single technical platform. The overall objectives – to integrate European financial markets, improve efficiency and reduce risk – are widely shared by all stakeholders. However, the functional and technical scope of the initiative, its legal framework and economic feasibility are still to be finalized. Clearstream will continue to provide constructive support to the project team and actively participate in the final market consultation of the user requirements to help defining T2S in the most efficient way.

At the start of 2008, Clearstream implemented the Basel II capital requirements for operational risk. The Luxembourg supervisory authority, Commission de Surveillance du Secteur Financier (CSSF), authorized Clearstream as the first ICSD to use the Advanced Measurement Approach (AMA) to calculate its own funds requirements.

76.40

Market Data & Analytics – Providing a Valuable Basis for Trading

- Sales revenue up 14 percent to €168.3 million
- New products accounting for 15 percent of sales revenue
- 31 products added to range of indices

Share prices and trading volumes, statistics and analyses, indices and master data – all these items of information make capital market events more transparent. The Market Data & Analytics segment collects and prepares capital market data, and distributes it to customers in 133 countries. Trading participants and vendors subscribe to receive this information, which they then use themselves, process or pass on. In doing so, they benefit from Deutsche Börse's high quality standards: its market data is comprehensive, accurate and always promptly available.

Information provides the basis for quick and sound trading decisions. Therefore, the products of the Market Data & Analytics segment have a direct impact on activity in financial centers: they stimulate the market and boost trading. As with trading and settlement, the infrastructure for the data business is supplied by Deutsche Börse IT. This is another example that highlights the value of Deutsche Börse Group's integrated business model.

The offering of the segment's business areas is aimed at three customer groups:

- Issuers use indices as underlying instruments for the products they launch.
- Securities traders, fund managers, investment consultants and private investors purchase real-time price information on German and international financial instruments and draw on this information to make their buy or sell decisions and recommendations.
- Clearing, settlement and securities trading firms receive accurate reference and company-specific master data, which they use to carry out their risk management activities and guarantee smooth settlement.

Last year, sales revenue rose in all three business areas by 14 percent overall to €168.3 million. Generally, the sales revenue generated by Market Data & Analytics is less dependent on trading volumes and fluctuations on capital markets. It is driven more by new products and services as well as by the internationalization of the business: in the year under review, the segment introduced 42 new products, twice as many as in 2006. The share of sales revenue from products that have been on the market for less than three years rose from 12 to 15 percent. And whereas 66 percent of the segment's sales revenue was attributable to international customers in 2002, this share grew to 69 percent in 2007. In North America, the segment achieved a particularly strong increase of 105 percent in the same period. Since last year, Deutsche Börse has been the exclusive partner for marketing the indices of Chinese index provider CSI and of Bombay Stock Exchange.

Profitable for issuers: New underlying instruments

Deutsche Börse develops and calculates more than 2,300 indices and distributes them worldwide. They are used by banks and fund companies as the basis for the financial instruments they offer on the market. Customers mainly include fund managers and issuers of structured products such as warrants. Indices are also used by investors to gauge the performance of their investments.

22 February

75.68

Within the Market Data & Analytics segment, the index business is experiencing the strongest growth. The core group of indices comprising DAX®, MDAX®, SDAX® and TecDAX® has been joined by new product families: the DAXplus® strategy line, the international DAXglobal® indices and a variety of customized indices, which are distributed under the issuer's brand name.

Strategy indices: The DAXplus index family enables Deutsche Börse to support specific investment strategies transparently and based on fixed rules. The new Short-DAX® is inversely linked to the DAX blue-chip index. This index product allows investors to profit from downward trends in the German equity market.

The new DAXplus® Minimum Variance and DAXplus® Maximum Sharpe Ratio products are inspired by modern portfolio theory on optimized risk-return profiles.

Other new products are the ÖkoDAX® selection index, which comprises companies in the renewable energy sector, and the two real-estate indices RX REIT and RX REIT All Share.

International indices: In 2007, DAXglobal Austria was added to the range of country indices. DAXglobal® Asia and DAXglobal® Emerging 11 complete the range of underlying instruments for world regions. The international index family for special sectors was also expanded in the course of last year and now includes DAXglobal® Agribusiness, DAXglobal® Nuclear Energy and DAXglobal® Sarasin Sustainability.

Customized indices: Issuer demand for customized indices soared during the year under review. Deutsche Börse developed more than ten of these customer-specific products last year, including the World Luxury Index for BNP, the CitiFX family for Citigroup and the INFRAX Infrastructure Index for Berenberg Private Capital and Goldman Sachs.

Value for traders: Real-time transparency

Deutsche Börse distributes not only its own market data but also that of its international cooperation partners. It collects the data at the point of origin: in the trading systems of Deutsche Börse Group, directly from international index providers (e.g. STOXX Ltd.) and at other trading venues (e.g. Irish Stock Exchange). A successful concept, as the performance figures confirm: in 2007, Market Data & Analytics generated 77 percent of its total sales revenue from market data and increased sales revenue by €13.1 million year-on-year.

Market Data & Analytics serves a highly dynamic market and expands its product range in line with customer demand and within the shortest possible time. Due to the technical and content quality of its real-time data feed as well as to the systematic expansion of the data range the feeds cover, Deutsche Börse was able to win 73 new international subscribers in 2007, thereby increasing its customer count to 463.

CEF data feeds

The segment distributes processed data packages tailored to customer requirements via CEF® data feeds. Subscribers can configure the data they receive and determine the type, volume and speed of the data feed themselves. Apart from CEF Core, which is a complete data feed covering over 470,000 instruments, the segment offers two more flexible feeds: CEF alpha® and, since 2007, CEF DataSelect. Customers can compile the content of these feeds to suit their needs. Since 2006, CEF ultra has been providing complete and unnetted pre- and post-trading information from the Eurex® trading platform; the more powerful 2007 version, CEF ultra+, offers an even more in-depth and differentiated insight into the order book for futures and options.

Rapid growth of transmitted trading data

Average number of CEF[1] messages per day in millions


250
200
150
100
50
0
2003
2004
2005
2006
2007

1) CEF Core including CEF alpha and CEF DataSelect

MiFID services
On 1 November 2007, the European MiFID (Markets in Financial Instruments Directive) introduced new requirements relating to market transparency. 60 customers were using Deutsche Börse's MiFID OTC post-trade transparency service by the end of 2007. Deutsche Börse's MiFID OTC Trades product provides all the data necessary to ensure the post-trade transparency of OTC equity transactions.

Deutsche Börse's post-trade transparency service excels

In 2007, the UK's Financial Services Authority (FSA) officially awarded Deutsche Börse "Trade Data Monitor" status, thereby acknowledging the quality of the MiFID OTC post-trade transparency service.

Precise master data: Lower risk and smooth settlement

Market Data & Analytics offers individual analyses based on historical data, plus reference data and services relating to the requirement to report information to the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungen, BaFin). Avox, a Deutsche Börse subsidiary, provides precise company-specific master data and supports banks and financial services providers in their risk management activities.

Historical data: Information that has been taken directly from its source is the safest basis for performing analyses and developing investment strategies. It also provides the parameters for the latest computerized trading techniques (algorithmic trading). Market Data & Analytics now offers the complete historical order book depth of Eurex to enable market participants to refine their analyses and strategies.

Master and maturity data: Deutsche Börse provides securities reference data. Since 2007, these PROPRIS® data have been available in even more detail and validated several times a day.

Mandatory data: With TRICE®, Deutsche Börse offers trading participants a solution for transmitting data on transactions that are subject to reporting requirements to BaFin. In 2007, this service was expanded to cover French regulators.

Company-specific master data: Deutsche Börse's subsidiary Avox manages, supplements und cleanses company data. In the year under review, Avox was able to add a further eleven international financial institutions to its customer base. In July 2007, Deutsche Börse Group increased its interest in this successful subsidiary from 51 to 77 percent.

Information Technology – Creating Value with Systems

- Sales revenue up 6 percent to €99.8 million
- All core systems accelerated and enhanced
- More external customers acquired

Why are stock exchanges the most modern marketplaces in the world? Because they use high-performance technology. The Information Technology segment develops and operates these high-performance systems – in Frankfurt, Luxembourg, Prague and Chicago. None of Deutsche Börse Group's business processes along the value chain from providing information, trading and clearing, to settlement and custody would be conceivable without these systems. First-class information technology is a basic requirement for Deutsche Börse Group: within its integrated business model, it is the Information Technology segment that enables other segments to satisfy complex market requirements quickly and reliably and thus create value.

Deutsche Börse IT provides most of its services for other segments within the Group. However, it is also increasingly acquiring business outside the Company by operating other international exchanges and acting as a sourcing partner for financial services providers. In 2007, it generated an external revenue of €99.8 million.

Deutsche Börse Group invests in both new and proven technologies to maintain its standing as a leading technology service provider in the financial sector. The Group creates value for its customers through:

- Reliability: Deutsche Börse fulfills system requirements for performance, availability and service quality to meet the continuous rise in peak loads.
- Speed: Deutsche Börse satisfies customer demand for increasingly shorter system response times.
- Innovation: Deutsche Börse monitors developments on the markets and in information technology to enhance its systems in line with customers' requirements.
- Cost efficiency: Deutsche Börse achieves synergies because one-stop development and operation pay off.

Information and trading: Greater volume and speed

Deutsche Börse Group links around 2,000 market participants worldwide via its network. In spite of the surge in performance requirements in all lines of business, the Company's services were again available to customers more than 99.99 percent of the time in 2007. Thus, Deutsche Börse was able to cope with rapid increases in the number of transactions on Xetra®, e.g. following the share price slump in China in the first quarter: while Deutsche Börse's trading system had no trouble executing more than double the usual number of transactions, other large stock exchanges were forced to delay or even suspend trading for up to an hour despite lower additional loads. Deutsche Börse Group's integrated IT is highly efficient even at times of peak load such as this, when high performance is particularly crucial.

Deutsche Börse accomodated the algorithmic trading trend early on: algo trading is the latest and fastest computer-based trading technique (see pages 15 and 19). For this, the Group has accelerated the systems' response times and continually increased throughput as needed. In 2007, it upgraded the Xetra trading system for the cash market and the Eurex® trading system for the derivatives market with new software, additional hardware and more powerful member connections. Thanks to an optional customer connection of up to one gigabit per second introduced in April 2007, Xetra has been able to process ever-increasing peak loads in record time and yet with its customary reliability.

At the end of 2007, the fastest Xetra orders entered by market participants with a suitable connection took just four milliseconds from input to the backend and back to the participant. This was over ten times faster than in December 2006. Eurex customers with a suitable connection enjoyed response times that were just as short.

Ever shorter response times despite growing trading volumes, e.g. Eurex


Response time in seconds
No. of transactions (m)
0.16
0.14
0.12
0.10
0.08
0.06
0.04
0.02
0
30
25
20
15
10
5
0
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
Response time
Number of transactions

Proximity Services
By the end of the year under review, 63 customers were using Deutsche Börse's Proximity Services. They have set up their computers in the direct vicinity of the exchange systems, thus minimizing throughput times resulting from the transmission distance.

Rapid dissemination of information
Since 2007, thanks to Deutsche Börse's powerful systems, the information on which trading is based can be refined and disseminated to customers even faster and with greater depth of content. The more comprehensive the data flows that vendors and participants receive, the more accurately they can develop their trading tactics. What's more, the faster this data is available, the faster trading decisions can be made and the brisker trading becomes – a high-quality service that Deutsche Börse provides for all market participants (see pages 15, 19 and 26).

At the end of 2007, Eurex introduced an Enhanced Broadcast Solution (EBS) that disseminates unnetted market data at high speed using the multicast protocol. EBS minimizes the delay between a market event and the moment the market participant receives the corresponding information. The data is disseminated to the participants at a bandwidth of 10 to 70 megabits per second.

Clearing, settlement and custody: Increased post-trade efficiency

In 2007, the central counterparty (CCP) processed more than one million trades per day at peak times. Deutsche Börse IT extended both the software and the hardware capacity of the CCP so that it can reliably process the much higher transaction volume involved in the settlement of CCP-eligible securities.

The systems used in securities settlement and custody were also enhanced. Linking real-time cycles with more efficient processes considerably accelerates the processing of instructions both within Germany and internationally along the entire chain, from data entry by the customer to the actual settlement and final confirmation at the customer. Since the first quarter of 2008, customers have been benefiting from extended input deadlines and they now enjoy greater flexibility when placing settlement instructions (see page 23).

6 March

79.24

More external business: In Frankfurt, Luxembourg and internationally

The Information Technology segment also enables Deutsche Börse Group to create value and to grow outside its own marketplaces – primarily by operating other exchanges such as the stock exchanges in Vienna, Dublin and, from mid-2008, Sofia (see page 14). In addition, all trading on the Eurex Bonds® and Eurex Repo® platforms as well as energy trading – plus since December 2007 trading in CO_2 certificates – on the European Energy Exchange (EEX) in Leipzig run on Deutsche Börse's technology. The core systems of U.S. Futures Exchange L.L.C. (USFE) are also operated by Deutsche Börse.

As a Professionel du Secteur Financier – a status awarded by the Finance Ministry in Luxembourg – the Information Technology segment has an international customer base that is constantly growing. Financial services providers such as Nord Europe Private Bank S.A., Compagnie de Banque Privée S.A. and Banca Regionale Europea S.p.A. use Deutsche Börse's high-value managed IT services for data center services, banking solutions and risk management, for example.

The efficiency and cost benefits that Deutsche Börse's integrated business model provides have intrinsic value for all customer groups. By integrating IT, Deutsche Börse has given itself a competitive edge: further proof that the Group is more than just the sum of its parts.

First-rate Information Technology

In 2007, Deutsche Börse IT redesigned the Group's network. This gives Deutsche Börse's customers and partners improved access to its extendable high-performance networks and shortens response times on the Xetra® and Eurex® trading platforms.

The German subsidiary of Cisco International rated Deutsche Börse's redesigned network the "Best Corporate IP Network" in Germany.

Also in 2007, Deutsche Börse IT again received the acknowledgements of the ISO 9001 certification for its international quality standard and of the ISO/IEC 20000 quality seal for its IT service management.



7 March	8 March	9 March	12 March	13 March
78.26	80.55	80.41	79.45	78.80

The Group

Value is created not only by systems, but first and foremost by performance-driven people. These include Deutsche Börse's **employees** as well as its Executive and Supervisory Board members. The Group is committed to the common good **(corporate responsibility)**. Through its advisory bodies and working committees, it maintains trust-based working relationships with customers **(customer governance)**.



* Including the remuneration report, which is part of the Group management report

14 March

77.25

Group Staff – Valuable Achievements

- Some 3,300 performance-driven specialists from 64 countries
- Professional development and career prospects
- Attractive compensation and benefits

Deutsche Börse Group's value is founded not only on its marketplaces, products and systems, but also – and above all – on its staff: these are highly qualified and motivated individuals with excellent analytical, creative and social skills. They create value through their expertise and hard work – value for customers, for the Company and for themselves. Deutsche Börse rewards their efforts with above-average compensation and individual career opportunities in an international environment.

Deutsche Börse has long been more than just a German exchange as its name would suggest. It is a high-tech service provider for global securities markets, an international group with employees from 64 countries. Deutsche Börse Group's staff come from a variety of cultures and professional backgrounds, demonstrating the living diversity in the Group.

As Deutsche Börse grows internationally and expands its business activities, its employees at 18 locations worldwide continually face new challenges. With their extensive expertise, innovative ideas and outstanding performance, they contribute to enhancing the Company's value.

Recruitment: Forward-looking and from a variety of disciplines

Deutsche Börse Group employed 3,281 people as at 31 December 2007 (up from 2,966 employees in 2006). Of these, 242 joined the Group through the merger with the New York ISE equity options exchange.

A total of 240 new positions were filled in 2007; the Group received around 9,000 job applications in the course of the year. The large number of applicants enables the Company to choose the best candidates for all its positions.

Deutsche Börse Group hires motivated people from a great variety of disciplines: economic and financial experts, lawyers, IT specialists, mathematicians, physicists and humanities graduates. In Deutsche Börse's selection procedure, applicants from outside the industry with the right skills and personal strengths have the same opportunities as candidates from the financial sector.

With their wide range of expertise, experience and personalities Deutsche Börse's employees ensure that the Company is and will remain competitive in the global environment.



Targeted career advancement: Individual perspectives

To align the personal development of employees with the growth of the Company is one of the most important tasks of personnel management at Deutsche Börse Group. The Company has created appropriate performance incentives for its staff in the form of personal development concepts.

Deutsche Börse offers a professional development program that is tailored to the needs and responsibilities of each individual: on the job through assignment in specific projects, and off the job through special training courses. In addition to language seminars, these include topics such as stock exchange know-how, software applications and training in communication, personal development and management skills.

Deutsche Börse also collaborates with international universities and gives selected employees the opportunity to earn a doctorate or attend executive education programs. These include the Executive MBA course at Duke University in the US and Johann Wolfgang Goethe University in Frankfurt, as well as a master's program at the Luxembourg School of Finance.

Deutsche Börse staff can pursue their individual career goals along three paths: project manager, expert or the classical management career. Most of Deutsche Börse's specialists and managers come from within the Group.

The Group-wide High Potential Circle, a real career stepping stone, supports future executives and prepares them for management duties: around 60 percent of employees who have been identified to be a member of this group at any one time are now part of Deutsche Börse Group's global management team.

Deutsche Börse retains its employees by offering them individual career prospects: the Company's fluctuation rate in 2007 was under 7 percent.

Value for employees: More than just an attractive salary

Motivated employees who work independently and responsibly with the objective of increasing the Company's value are entitled to attractive rewards. Deutsche Börse gives them just that: attractive salaries plus a performance-related bonus system.

In addition, Deutsche Börse offers extensive benefits ranging from job tickets for public transport to a non-contributing company pension.

Around two thirds of staff participate directly in the Company's success through a share plan. Last year, depending on their performance and tenure, employees were able to purchase shares in Deutsche Börse AG at a discount of up to 40 percent on the market price; they also received a bonus of one additional Deutsche Börse share for every ten shares purchased. This Group Share Plan broke all records in the year under review: 51 percent of eligible employees took part and benefited from Deutsche Börse's share performance. Experience shows just how valuable this investment is: participants in the 2003 Group Share Plan have since earned an average pre-tax return on their investment of more than 90 percent per year.

Executive Board Members and Their Appointments to Supervisory Bodies of Other Companies



J. Tessler M. Kuhn R. Francioni F. Gerstenschläger A. Preuß T. Eichelmann

Reto Francioni, born 1955

Prof. Dr. jur.
Frankfurt/Main
Chief Executive Officer, Deutsche Börse AG

- Deutsche Börse Dienstleistungs AG (Chairman; since 21 June 2007)
- Deutsche Börse Systems AG (Chairman)
- Eurex Clearing AG (Deputy Chairman)
- Eurex Frankfurt AG (Deputy Chairman)
- Clearstream International S.A. (Deputy Chairman of the Board of Directors)
- Eurex Zürich AG (Deputy Chairman of the Supervisory Board)

Thomas Eichelmann, born 1965

lic. oec. publ.
Munich
Member of the Executive Board, Deutsche Börse AG
Chief Financial Officer (since 1 July 2007)

Member of the Group Executive Management, Clearstream Banking S.A. (since 5 Oct. 2007)
Member of the Group Executive Management, Clearstream International S.A. (since 5 Oct. 2007)
Member of the Group Executive Management, Clearstream Services S.A. (since 10 July 2007)
Member of the Executive Board, Deutsche Börse Dienstleistungs AG (since 1 July 2007)
Member of the Executive Board, Deutsche Börse Systems AG (since 20 Aug. 2007)

- Eurex Clearing AG (since 27 Sep. 2007)
- Eurex Frankfurt AG (since 27 Sep. 2007)
- HW-invest AG
- Clearstream Banking S.A. (Member of the Board of Directors)
- Clearstream International S.A. (Member of the Board of Directors)
- Clearstream Services S.A. (Member of the Board of Directors)
- Deutsche Börse Finance S.A. (Chairman of the Board of Directors; since 23 July 2007)
- Eurex Zürich AG (Member of the Supervisory Board; since 27 Sep. 2007)

Frank Gerstenschläger, born 1960

University degree in Economics, Business Administration and Engineering (Dipl.-Wirtschaftsingenieur)
Darmstadt
Member of the Executive Board, Deutsche Börse AG (since 1 Apr. 2007) responsible for Cash Division

Member of the Executive Board, Deutsche Börse Dienstleistungs AG (since 21 June 2007)
Chairman of the Management Board, Frankfurter Wertpapierbörse (since 17 July 2007; Member of the Management Board since 14 June 2007)
General Manager, Deutsche Börse IT Holding GmbH (until 31 Mar. 2007)
Director, Finnovation Ltd.

- Clearstream Banking AG (Member of the Supervisory Board; since 1 Sep. 2007)
- Deutsche Börse Systems AG (Member of the Supervisory Board; since 28 Mar. 2007)
- Clearstream International S.A. (Member of the Board of Directors; since 29 May 2007)
- Scoach Holding S.A. (Member of the Board of Directors; since 8 Nov. 2007)

- Membership in statutory supervisory boards
- Membership in comparable German and foreign control bodies of business enterprises

As at 31 December 2007 (unless otherwise stated)

81.44

Michael Kuhn, born 1954
Dr.-Ing.
Frankfurt/Main
Member of the Executive Board,
Deutsche Börse AG
Chief Information Officer
responsible for Information Technology Division

Chairman of the Group Executive Management,
Clearstream Services S.A. (since 1 Aug. 2007)
Chief Executive Officer,
Deutsche Börse Systems AG
General Manager,
Deutsche Börse IT Holding GmbH
(until 31 Mar. 2007)

- Clearstream Banking AG
  (10 Mar. until 30 Aug. 2007)
- Deutsche Börse Dienstleistungs AG
  (Deputy Chairman; since 21 June 2007)
- Eurex Clearing AG
- Eurex Frankfurt AG
- Xlaunch Abwicklungs AG i.L.
  (Chairman; until 5 Oct. 2007)
- Clearstream Services S.A.
  (Member of the Board of Directors)
- Eurex Zürich AG
  (Member of the Supervisory Board)
- Deutsche Börse Systems Inc.
  (Member of the Board of Directors)

Andreas Preuß, born 1956
University degree in Economics
(Dipl.-Kaufmann)
Frankfurt/Main
Member of the Executive Board,
Deutsche Börse AG
responsible for Derivatives & Market Data
Division

Chief Executive Officer,
Deutsche Börse Dienstleistungs AG
(since 21 June 2007)
Chief Executive Officer,
Eurex Clearing AG
Chief Executive Officer,
Eurex Frankfurt AG
Chief Executive Officer,
Eurex Zürich AG
Member of the Management Board,
Eurex Deutschland
Member of the Management Board,
Eurex Services GmbH (since 31 Oct. 2007)
Chairman of the Management Board,
Frankfurter Wertpapierbörse (until 14 June 2007)

- Deutsche Börse Systems AG
  (since 28 Mar. 2007)
- International Securities Exchange, L.L.C.
  (since 19 Dec. 2007; Member of the Board
  of Directors)
- International Securities Exchange Holdings, Inc.
  (since 19 Dec. 2007; Member of the Board
  of Directors)
- U.S. Futures Exchange L.L.C.
  (Member of the Board of Directors)

Jeffrey Tessler, born 1954
MBA
Luxembourg
Member of the Executive Board,
Deutsche Börse AG
responsible for Clearstream Division

Chief Executive Officer,
Clearstream International S.A.
Chief Executive Officer,
Clearstream Banking S.A.

- Clearstream Banking AG (Chairman)
- Deutsche Börse Systems AG
  (Deputy Chairman)
- Deutsche Börse Dienstleistungs AG
  (since 21 June 2007)
- Clearstream Banking S.A.
  (Chairman of the Board of Directors)
- Clearstream International S.A.
  (Member of the Board of Directors)

Former Executive Board Members

Matthias Ganz, born 1963
Dr. oec.
Frankfurt/Main
Member of the Executive Board,
Deutsche Börse AG (resigned on
7 Mar. 2007 with immediate effect)
Chief Operating Officer
responsible for Operations

Chairman of the Executive Board,
Clearstream Banking AG (resigned on
13 Mar. 2007 with immediate effect)
Member of the Group Executive Management,
Clearstream Banking S.A. (resigned on
13 Mar. 2007 with immediate effect)
Member of the Group Executive Management,
Clearstream International S.A. (resigned on
13 Mar. 2007 with immediate effect)
Member of the Management Board,
Frankfurter Wertpapierbörse (resigned on
7 Mar. 2007 with immediate effect)

- Clearstream Banking S.A.
  (Member of the Board of Directors; resigned effective 31 Mar. 2007)
- Clearstream International S.A.
  (Member of the Board of Directors; resigned on 13 Mar. 2007 with immediate effect)

Mathias Hlubek, born 1963
MBA
Kronberg
Member of the Executive Board,
Deutsche Börse AG (resigned on
7 Mar. 2007 with immediate effect)
Chief Financial Officer
responsible for Group Coordination/
Corporate Center, Market Data & Analytics

Member of the Executive Board,
Deutsche Börse Systems AG (resigned on
9 Mar. 2007 with immediate effect)
General Manager,
Deutsche Börse IT Holding GmbH
(until 31 Mar. 2007)
Member of the Group Executive Management,
Clearstream Banking S.A. (resigned on
9 Mar. 2007 with immediate effect)
Member of the Group Executive Management,
Clearstream International S.A. (resigned on
9 Mar. 2007 with immediate effect)
Chairman of the Group Executive
Management,
Clearstream Services S.A. (resigned on
9 Mar. 2007 with immediate effect)

- Clearstream Banking AG
  (resigned on 9 Mar. 2007 with immediate effect)
- Eurex Clearing AG
  (resigned on 19 Mar. 2007 with immediate effect)
- Eurex Frankfurt AG
  (resigned on 19 Mar. 2007 with immediate effect)
- Clearstream Banking S.A.
  (Member of the Board of Directors; resigned effective 31 Mar. 2007)
- Clearstream International S.A.
  (Member of the Board of Directors; resigned on 9 Mar. 2007 with immediate effect)
- Clearstream Services S.A.
  (Chairman of the Board of Directors; resigned on 9 Mar. 2007 with immediate effect)
- Deutsche Börse Finance S.A.
  (Chairman of the Board of Directors; resigned on 19 Mar. 2007 with immediate effect)
- Eurex Zürich AG
  (Member of the Supervisory Board; resigned on 19 Mar. 2007 with immediate effect)
- Risk Transfer Re S.A.
  (Member of the Board of Directors; resigned on 19 Mar. 2007 with immediate effect)

- Membership in statutory supervisory boards
- Membership in comparable German and foreign control bodies of business enterprises

As at 31 December 2007 (unless otherwise stated)

83.55

Supervisory Board Members and Their Appointments to Supervisory Bodies of Other Companies

Kurt F. Viermetz
Chairman
Chairman of the Supervisory Board
Hypo Real Estate Holding AG, Munich
Former Vice Chairman
JP Morgan Group, New York

- Hypo Real Estate Holding AG, Munich (Chairman)

Herbert Bayer
Trade Union Secretary
ver.di, Department 1 Financial Services, Area Frankfurt/Main and region, Frankfurt/Main

- dwpbank – Deutsche WertpapierService Bank AG, Frankfurt/Main
- Eurohypo AG, Eschborn (until 29 Aug. 2007)

Udo Behrenwaldt
Business Consultant
Frankfurt/Main

- Arcandor AG, former Karstadt Quelle AG, Essen
- Deutsche Asset Management Investment-gesellschaft mbH, Frankfurt/Main (Vice Chairman)
- Deutsche Bank Privat- und Geschäfts-kunden AG, Frankfurt/Main
- Deutsche Vermögensbildungsgesellschaft mbH, Frankfurt/Main (Chairman)
- Feri Finance AG, Bad Homburg
- Feri Rating & Research AG, Bad Homburg (since 20 Dec. 2007; Vice Chairman)
- BioCentive Ltd., Jersey (since 30 Mar. 2007; Member of the Board of Directors)
- DWS Investment S.A., Luxembourg (Member of the Board of Directors)
- DWS Polska TFI S.A., Warsaw (until 31 Dec. 2007; Member of the Board of Directors)
- InCentive Investment Ltd., Jersey (since 15 May 2007; Member of the Board of Directors)

Richard Berliand
Managing Director
JP Morgan Securities Ltd., London
JP Morgan Futures Inc., New York

- JP Morgan Cazenove Ltd., London (Non-Executive Director)

Birgit Bokel
Staff member in the Facility Management section
Deutsche Börse AG, Frankfurt/Main

Hans-Peter Gabe
Staff member in the Recruitment, Development & Training section Deutsche Börse AG, Frankfurt/Main

Dr Manfred Gentz
Chairman of the Board of Directors
Zurich Financial Services, Zurich
President of the International Chamber of Commerce (ICC) Germany, Berlin

- adidas AG, Herzogenaurach
- DWS Investment GmbH, Frankfurt/Main
- Zurich Financial Services, Zurich (Chairman of the Board of Directors)

Richard M. Hayden
Vice Chairman
GSC Partners Europe Ltd., London

- Cofra Holding AG, Zug (until 30 June 2007; Non-Executive Director)
- GSC Investment Corp., New York (since 21 Mar. 2007; Chairman of the Board of Directors)

Craig Heimark
Managing Partner
Hawthorne Group L.L.C., Palo Alto

- Avistar Communications Corporation, Redwood Shores (Member of the Board of Directors)

Dr Konrad Hummler
(since 11 Sept. 2007)
Managing Partner
Wegelin & Co. Private Bankers, St. Gallen

- AG für die Neue Zürcher Zeitung, Zurich (Member of the Board of Directors)
- BrainsToVentures AG, St. Gallen (Chairman of the Board of Directors)
- Christian Fischbacher Co. AG, St. Gallen (Member of the Board of Directors)
- Christian Fischbacher Holding AG, St. Gallen (Member of the Board of Directors)
- Credit Europe Bank S.A., Geneva (Vice Chairman of the Board of Directors)
- Freie Presse Holding AG, Zurich (Member of the Board of Directors)
- Habib Bank AG Zurich, Zurich (Member of the Board of Directors)
- Neue Zürcher Zeitung AG, Zurich (Member of the Board of Directors)
- Private Client Bank AG, Zurich (Member of the Board of Directors)
- SNB Schweizerische Nationalbank, Zurich and Bern (Member of the Bank Council)
- Telsonic AG, Bronschhofen (Chairman of the Board of Directors)

Hermann-Josef Lamberti
Member of the Executive Board
Deutsche Bank AG, Frankfurt/Main

- BVV Versicherungsverein des Bankgewerbes a.G., Berlin (since 22 June 2007)
- Carl Zeiss AG, Oberkochen
- Deutsche Bank Privat- und Geschäfts-kunden AG, Frankfurt/Main (Chairman)
- BVV Versorgungskasse des Bankgewerbes e.V., Berlin (since 22 June 2007; Member of the Supervisory Board)
- European Aeronautic Defence and Space Company EADS N.V., Schiphol-Rijk (since 22 Oct. 2007, Member of the Board of Directors)
- Fiat S.p.A., Turin (until 24 July 2007, Member of the Board of Directors)

- Membership in statutory supervisory boards
- Membership in comparable German and foreign control bodies of business enterprises

As at 31 December 2007 (unless otherwise stated)

22 March

84.50

Friedrich Merz
Member of the German Bundestag
Lawyer
Mayer, Brown, Rowe & Maw L.L.P., Berlin

- AXA Konzern AG, Cologne (since 24 July 2007)
- AXA Versicherung AG, Cologne (until 19 Apr. 2007)
- DBV Winterthur Holding AG, Wiesbaden (since 1 June 2007)
- Interseroh AG, Cologne
- IVG Immobilien AG, Bonn
- BASF Antwerpen N.V., Antwerp (Member of the Administrative Board)
- Stadler Rail AG, Bussnang (Member of the Board of Directors)

Friedrich von Metzler
Personally liable partner
B. Metzler seel. Sohn & Co. KGaA, Frankfurt/Main

- DWS Investment GmbH, Frankfurt/Main

Roland Prantl
Staff member in the Configuration Management and Quality Assurance section
Deutsche Börse Systems AG, Frankfurt/Main

Sadegh Rismanchi
Staff member in the Configuration Management and Quality Assurance section
Deutsche Börse Systems AG, Frankfurt/Main

- Deutsche Börse Systems AG, Frankfurt/Main

Gerhard Roggemann
Vice Chairman
Hawkpoint Partners Ltd., London

- Euro-Product-Services AG, Munich
- GP Günter Papenburg AG, Schwarmstedt (Chairman)
- Friends Provident plc., Dorking (since 20 June 2007; Non-Executive Director)
- F & C Asset Management plc., Edinburgh (since 19 June 2007; Non-Executive Director)
- VHV Holding AG, Hanover (Member of the Administrative Board)

Dr Erhard Schipporeit
Business Consultant
Hanover

- CareerConcept AG, Munich (since 7 Dec. 2007)
- Commerzbank AG, Frankfurt/Main (until 31 Jan. 2007)
- Hannover Rückversicherung AG, Hanover (since 3 May 2007)
- HDI Haftpflichtverband der Deutschen Industrie V.a.G., Hanover
- SAP AG, Walldorf
- Talanx AG, Hanover
- TUI Travel plc., London (since 29 Oct. 2007; Non-Executive Director)

Dr Herbert Walter
Chairman of the Executive Board
Dresdner Bank AG, Frankfurt/Main

- Allianz Beratungs- und Vertriebs-AG, Munich
- E.ON Ruhrgas AG, Essen
- Banco BPI S.A., Porto (Member of the Board of Directors)
- Banco Popular Español S.A., Madrid (Member of the Consejo de Administración)

Otto Wierczimok
Staff member in the Vaults section
Clearstream Banking AG, Frankfurt/Main

- Clearstream Banking AG, Frankfurt/Main

Johannes Witt
Staff member in the Central Billing section
Deutsche Börse AG, Frankfurt/Main

Former Supervisory Board Members

David Andrews
(resigned effective 3 June 2007)
Chief Executive Officer
Xchanging Ltd., London

- Xchanging Transaction Bank GmbH, Frankfurt/Main (Chairman)

Alessandro Profumo
(resigned effective 17 Oct. 2007)
Chief Executive Officer
UniCredito Italiano S.p.A., Milan

- Bayerische Hypo- und Vereinsbank AG, Munich (Chairman)
- Bank Austria Creditanstalt AG, Vienna (Chairman of the Supervisory Board)
- Mediobanca S.p.A., Milan (until 27 June 2007; Member of the Board of Directors)
- UniCredit Banca Mobiliare S.p.A., Milan (Chairman of the Board of Directors)
- UniCredit Banca S.p.A., Bologna (until 1 Oct. 2007; Member of the Board of Directors)
- UniCredit Banca d'Impresa S.p.A., Verona (until 1 Oct. 2007; Member of the Board of Directors)
- UniCredit Private Banking S.p.A., Turin (Member of the Board of Directors)

- Membership in statutory supervisory boards
- Membership in comparable German and foreign control bodies of business enterprises

As at 31 December 2007 (unless otherwise stated)

Report of the Supervisory Board



Dear shareholders,

In the past financial year, the Supervisory Board held in-depth discussions on the position and prospects of the Company and performed its duties in accordance with the law and the Articles of Association. We regularly advised the Executive Board on the management of the Company and monitored its work, and were directly involved in all key decisions affecting the Company.

We held a total of eight meetings, four of which were extraordinary. At our meetings, the Executive Board provided detailed, timely and comprehensive information, both verbally and in writing, in line with the legal requirements on the course of business, the position of the Company and the Group (including the risk situation and risk management), as well as on the Company's strategy and planning. We discussed all transactions significant for the Company in the plenary meetings and in the Supervisory Board committees, based on the reports of the Executive Board. Dialog between the Supervisory Board and the Executive Board has further intensified in terms of quality and quantity in recent years due to the greater frequency of both the plenary and the committee meetings. The close communication between the Executive Board and Supervisory Board, their discussions and the control functions performed by the Supervisory Board are a pragmatic response to the substantial increase in requirements imposed on the Company by global competition. Individual issues were also addressed between meetings, both verbally and in written reports by the Executive Board. In addition, I maintained regular contact with the Chief Executive Officer and was informed by him of current developments in the Company's business, significant transactions and upcoming decisions. All members of the Supervisory Board attended more than half of the meetings of the Supervisory Board in 2007.

28 March

84.13

Focus of discussions by the Supervisory Board

At our Supervisory Board meetings, we were informed of current developments and initiatives by the CEO's reports and discussed projects relevant to the Company as well as market developments and regulatory changes. The Supervisory Board was regularly informed about Deutsche Börse AG's share price performance, including the performance relative to our competitors. In the first six months of the year, the Executive Board also regularly updated us on Deutsche Börse Group's reorganization, which took effect on 1 July 2007. In the second half of the year, the Executive Board repeatedly informed us about the progress of the restructuring program and related cost management issues.

The Executive Board correctly submitted all transactions requiring our approval to us, and we approved these transactions.

We discussed Eurex's future expansion plans for the USA at the extraordinary meeting on 15 January 2007.

The extraordinary meeting on 12 February 2007 was dedicated primarily to the acquisition of a minority interest in the Bombay Stock Exchange, which we approved.

At the Supervisory Board meeting convened on 19 March 2007 to adopt the accounts, we discussed in detail Deutsche Börse AG's annual financial statements and the consolidated financial statements as at 31 December 2006, as well as the respective management reports. The auditors were available to answer questions during the meeting. After detailed examination and discussion, we approved both the annual financial statements and the consolidated financial statements, thus following the recommendation of the Audit and Finance Committee, which also conducted an in-depth examination of the documents. In addition, we addressed various personnel issues relating to the Executive Board at our meeting on 19 March 2007, as well as discussing and adopting the agenda for the 2007 Annual General Meeting.

The extraordinary meeting on 30 April 2007 mainly addressed the acquisition of International Securities Exchange Holdings Inc. (ISE) by Eurex Frankfurt AG, a subsidiary of Deutsche Börse AG and SWX Swiss Exchange AG. The merger of Eurex and ISE has produced the largest transatlantic marketplace for derivatives with a leading position in index, equity and interest rate derivatives denominated in US dollars and euros. We approved the acquisition after an in-depth discussion of all aspects of the transaction.

At the extraordinary meeting on 11 May 2007, we were informed on the progress of the acquisition of ISE and resolved to remove an item from the agenda of the Annual General Meeting. The acquisition of ISE was also the subject of the meeting on 18 June 2007. The members of the Supervisory Board also decided at this meeting to commit themselves voluntarily to the Company's stricter internal regulations on preventing insider trading. In particular, these internal regulations stipulate regular periods during which trading is prohibited.

At the meeting on 24 September 2007, the Executive Board informed us of initiatives to optimize the Company's capital structure and to improve internal processes and structures. We were again updated on the acquisition of ISE and decided to abolish the deductible on the directors' & officers' liability insurance for Supervisory Board members. The Supervisory Board also discussed the latest amendments to the German Corporate Governance Code and resolved to establish a Nomination Committee. This body is responsible for proposing suitable candidates to the Supervisory Board whom the latter can recommend to the Annual General Meeting for election to the Supervisory Board. We also discussed the results of this year's efficiency audit and developed recommendations for optimizing the Supervisory Board's work.

The meeting on 6 December 2007 was dedicated in particular to adopting the budget for 2008. The Supervisory Board also agreed to a proposal to sell and lease back a complex of buildings in Luxembourg and resolved the declaration of conformity with the German Corporate Governance Code for 2007. In addition, we resolved to propose a reduction of the Supervisory Board to the 2008 Annual General Meeting as part of the tripartite co-determination rules, to take effect from the next scheduled period of office in 2009.

Work of the committees

The Supervisory Board has established six committees that prepare the decisions and topics to be discussed in the plenary meetings. Additionally, we have delegated individual decision-making powers to the committees, to the extent that this is legally permissible. Each of the committee chairs provided detailed reports of committee work at the meetings of the Supervisory Board. The Chairman of the Supervisory Board chairs the Personnel Committee, the Nomination Committee and the Strategy Committee. The following overview shows the composition of the individual committees:

28 March

83.28

Composition of the committees

Personnel Committee
Kurt F. Viermetz (Chairman)
Richard M. Hayden
Friedrich von Metzler
Otto Wierczimok

Strategy Committee
Kurt F. Viermetz (Chairman)
Herbert Bayer
Birgit Bokel
Richard M. Hayden
Friedrich Merz
Gerhard Roggemann

Audit and Finance Committee
Dr Manfred Gentz (Chairman)
Udo Behrenwaldt
Dr Erhard Schipporeit
Johannes Witt

Technology Committee
David Andrews (until 3 June 2007; Chairman)
Craig Heimark (Chairman since 18 June 2007)
Sadegh Rismanchi
Gerhard Roggemann (since 18 June 2007)
Dr Herbert Walter

Clearing and Settlement Committee
Hermann-Josef Lamberti (Chairman)
David Andrews (until 3 June 2007)
Richard Berliand
Hans-Peter Gabe
Dr Konrad Hummler (since 24 Sept. 2007)

Nomination Committee
Kurt F. Viermetz (Chairman)
Richard Hayden
Friedrich von Metzler

The **Personnel Committee** is responsible in particular for concluding, amending, or terminating contracts of service with Executive Board members, determining the variable component of the Executive Board's remuneration and regularly reviewing and, if necessary, adjusting the fixed portion of the Executive Board's remuneration. The Personnel Committee met seven times during the year under review. At the beginning of the year, it adopted the bonus paid to Executive Board members for 2006 and established the goals for 2007. A key topic of the following four meetings was the termination agreements for two members of the Executive Board (Mathias Hlubek and Dr Matthias Ganz) and the selection of a suitable candidate (Thomas Eichelmann) for the position of Chief Financial Officer (CFO). In addition, the "Optima" project to reorganize the Company was presented to the Committee and the selection of an Executive Board member for the Cash function (cash market) was discussed. The Personnel Committee proposed Frank Gerstenschläger to the Supervisory Board as a suitable candidate. Other topics discussed by the Personnel Committee were succession arrangements for the Executive Board and a maximum amount for severance payments in Executive Board members' contracts.

The **Strategy Committee** met twice in the period under review, including one joint meeting with the Audit and Finance Committee. In this joint meeting, the two Committees were presented with initiatives to optimize the Company's capital structure and to improve internal processes and structures, and were updated on the acquisition of ISE. At its second meeting, the Strategy Committee primarily addressed the Company's strategic three-year planning, and the Executive Board reported on current initiatives in Asia and the implementation of the clearing strategy. Current strategic topics were also discussed at the ordinary and extraordinary plenary meetings of the Supervisory Board in particular.

The **Audit and Finance Committee** held nine meetings in the period under review and one joint meeting with the Strategy Committee. The Audit and Finance Committee discussed the annual financial statements for financial year 2006 and the audit report in a meeting at which the auditors were present. It also addressed the interim reports for the first and third quarter, the half-yearly financial report which was reviewed by the auditors, and the preliminary results for the first half of 2007. It obtained the necessary statement of independence from the auditors, prepared the Supervisory Board's proposal to the Annual General Meeting in May 2007 for the election of the auditors and discussed the audit fee. The auditors supported the Committee in all material questions relating to accounting and regular monitoring activities. Other key topics of which the members of the Audit and Finance Committee were regularly informed were Deutsche Börse Group's risk management, compliance and the effects of the Basel II capital requirements. Additional and in some cases recurring topics during the period under review were the internal audit report, the internal control system, the compliance report, the pricing models used by various business areas and the remuneration system for the Executive Board. Finally, the Audit and Finance Committee received detailed advice on designing the initiatives to optimize the Company's capital structure and their consequences. At its last meeting in the period under review, it also discussed in detail the 2008 budget and the declaration of conformity, and recommended these to the Supervisory Board for approval.

The **Technology Committee** held three meetings in financial year 2007 in which it focused primarily on the Xetra® and Eurex® trading systems and discussed their efficiency and enhancement on the basis of a technology roadmap. In this context, the Committee discussed the role of technology in paving the way for algorithmic trading. Moreover, the Committee examined risk management processes and a recent benchmarking study on Deutsche Börse Group's IT business area. It also discussed customer connectivity, the reports on system availability, the 2007 investment plan and nearshoring.

The **Clearing and Settlement Committee** held three meetings in the period under review, focusing primarily on regulatory developments and structural changes, such as the Markets in Financial Instruments Directive (MiFID), the European Code of Conduct for Clearing and Settlement and TARGET2-Securities, as well as on their impact on Deutsche Börse Group's post-trade services. The Committee also regularly reviewed the development of prospects in the area of clearing and settlement and the options for the Group arising from this.

30 March

85.75

The Supervisory Board resolved to establish the **Nomination Committee** at its meeting on 24 September 2007. The Nomination Committee then met once to discuss the current composition of the Supervisory Board and its committees with regard to the expertise and qualifications of the Supervisory Board members, in addition to addressing a number of organizational aspects of the Committee's future work.

The Supervisory Board was regularly and comprehensively informed about the committee meetings.

Corporate governance and declaration of conformity

Corporate governance issues are of major importance to the Supervisory Board. We therefore decided in our annual declaration of conformity in accordance with section 161 of the Aktiengesetz (AktG, the German Stock Corporation Act) to comment not only on the recommendations of the German Corporate Governance Code but also – voluntarily and without being legally required to do so – on the suggestions. We have made the declaration publicly available on the Company's website under www.deutsche-boerse.com > Investor Relations > Corporate Governance > Declaration of Conformity. Additional information concerning corporate governance at the Company are presented on pages 46 to 58 of this annual report.

Audit of the annual and consolidated financial statements

KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt/Main, audited the annual financial statements of Deutsche Börse AG and the consolidated financial statements as well as the accompanying management reports together with the bookkeeping system and issued an unqualified audit opinion.

The documents relating to the financial statements and the reports by KPMG were presented to us for examination in a timely manner. The auditors attended the relevant meetings of the Audit and Finance Committee and the plenary meeting of the Supervisory Board convened to adopt the accounts. The auditors reported on the key results of the audit and elaborated in particular on the net assets, financial position and results of operations of the Company and Group, as well as being available to provide supplementary information.

The Audit and Finance Committee discussed the financial statement documents and the reports by KPMG in detail with the auditors and examined them carefully. The Committee reported to the Supervisory Board on its examination and recommended that the Supervisory Board approve the annual financial statements and consolidated financial statements.

Based on our own examination of the annual financial statements, the consolidated financial statements, the management report and the Group management report, we concurred with the results of the audit performed by the auditors. The final results of our examination did not lead to any objections. The Supervisory Board approved the annual financial statements prepared by the Executive Board and the consolidated financial statements at its meeting on 27 March 2008 in accordance with the Audit and Finance Committee's recommendation. The annual financial statements of Deutsche Börse AG are thereby adopted. The Audit and Finance Committee discussed the Executive Board's proposal for the appropriation of the unappropriated surplus in detail with the Executive Board, in particular in view of the Company's liquidity and financial planning as well as taking into account shareholders' interests. Following this discussion and its own examination, the Audit and Finance Committee approved the Executive Board's proposal for the appropriation of the unappropriated surplus. After its own examination, the Supervisory Board also approved the Executive Board's proposal for the appropriation of the unappropriated surplus.

Personnel
The following changes took place in the composition of the Supervisory Board in the period under review. David Andrews left the Supervisory Board on 3 June 2007. Alessandro Profumo left the Supervisory Board on 17 October 2007. Dr Konrad Hummler was appointed a member of the Supervisory Board by way of a ruling by the court of jurisdiction dated 11 September 2007. David Krell was appointed a member of the Supervisory Board with effect from 1 January 2008 by way of a court ruling dated 12 December 2007.

The composition of the Executive Board also changed: Mathias Hlubek and Dr Matthias Ganz resigned from their positions on the Executive Board with effect from 7 March 2007. The Supervisory Board appointed Frank Gerstenschläger and Thomas Eichelmann as members of the Executive Board with effect from 1 April 2007 and 1 July 2007 respectively. Mr Gerstenschläger is responsible for the Cash function and Mr Eichelmann is the CFO. At our meeting on 6 December 2007, we re-appointed Dr Reto Francioni as CEO for five years with effect from 1 November 2008.

I would like to personally thank the former Supervisory Board members David Andrews and Alessandro Profumo as well as the former Executive Board members Mathias Hlubek and Dr Matthias Ganz for their valuable contributions to the Company's success. In addition, the Supervisory Board would like to thank the Executive Board, as well as all employees and the employee representatives for their excellent work. Once again, they contributed to a highly successful financial year for Deutsche Börse Group.

Frankfurt/Main, 27 March 2008
On behalf of the Supervisory Board:

Kurt F. Viermetz
Chairman

3 April
85.50

Corporate Governance

Corporate governance defined as responsible management that is focused on long-term value creation has always been one of the top priorities for Deutsche Börse Group. To ensure responsible corporate governance, the Executive and Supervisory Boards work closely together and communicate transparently with shareholders.

Corporate Governance Report

The Executive and Supervisory Boards of Deutsche Börse AG declare that the recommendations of the Government Commission on the German Corporate Governance Code were observed. In the future, there will be only one reservation: from 1 January 2008 onwards, the Company will no longer comply with the recommendation of agreeing an appropriate deductible for the D&O (directors' and officers' liability insurance) policy. The D&O policy concluded by Deutsche Börse AG does not provide cover for willful breach of duty. As a result, the question of whether or not a deductible should be agreed arises only in the case of negligent breaches of duty. A deductible in cases of negligence is relatively uncommon in other countries. Hence, retaining the deductible in the future could frustrate the Company's goal of staffing its boards with prominent individuals from outside Germany who have extensive business experience.

The Executive Board and the Supervisory Board have decided to make public any other deviations from the suggestions in the Code without being under a legal obligation to do so. A large majority of the suggestions in the Code have been and are complied with.

For example, shareholders of Deutsche Börse AG were able to watch the Company's 2007 Annual General Meeting on the Internet from start to finish as suggested in the Code. The opening speeches of the Executive and the Supervisory Boards at the 2008 Annual General Meeting will also be broadcast on the Web. However, no decision has yet been made about a webcast of the entire 2008 Annual General Meeting.

The Code also suggests that Supervisory Board meetings always be prepared separately by shareholder and employee representatives. However, the Supervisory Board of Deutsche Börse AG believes it makes more sense to do this only on an as-needed basis. The Supervisory Board of Deutsche Börse AG has already discussed the topic of severance payment caps at length in the past. For instance, the current contracts with the members of the Executive Board include limitations on settlement payments in the event of a change of control. The new suggestion to agree severance payment caps in the event of the early termination of Executive Board mandates refers to new contracts to be concluded in the future and was therefore not relevant for Deutsche Börse AG as at 31 December 2007. In the event that new contracts are concluded, the responsible committee of the Supervisory Board of Deutsche Börse AG will consider whether the suggestion should then be implemented completely.

The Supervisory Board of Deutsche Börse AG
The composition of the Supervisory Board reflects the Company's global orientation and the wide range of business activities within the Group. The Supervisory Board comprises 21 members, with 14 shareholder representatives and seven employee representatives. The Supervisory Board of Deutsche Börse AG does not include any former Executive Board members. The Supervisory Board is responsible for supervising the management of the Company, appointing the members of the Executive Board and approving important business plans and decisions. The Supervisory Board committees, their composition, competencies and the frequency of their meetings are described in detail in the Report of the Supervisory Board (see pages 39 to 45), which also outlines the activities of the Supervisory Board's plenary sessions.

One of the recommendations in the latest version of the German Corporate Governance Code is that the Supervisory Board form a nomination committee composed exclusively of shareholder representatives which proposes suitable candidates to the Supervisory Board for recommendation to the General Meeting (section 5.3.3). This recommendation was implemented by resolution of the Supervisory Board of Deutsche Börse AG on 24 September 2007. The Audit and Finance Committee of the Supervisory Board regularly deals not just with questions relating to accounting and risk management but also compliance issues. Within the scope of these activities, it discussed the risk report and the report on internal control systems in detail (see page 70 in the Group Management Report).

David Andrews left the Supervisory Board on 3 June 2007, as did Alessandro Profumo on 17 October 2007. Dr Konrad Hummler was appointed as a member of the Supervisory Board by the court on 11 September 2007. David Krell was appointed to the Supervisory Board with effect from 1 January 2008 by way of a court ruling on 12 December 2007.

Close cooperation between the Executive and Supervisory Boards
The Executive Board and the Supervisory Board work in close cooperation in the interests of the Company, thus achieving a sustained increase in enterprise value. The Executive Board provides the Supervisory Board with regular, timely and comprehensive information on all issues that are important for business development, planning and risk management. Reporting by the Executive Board also includes the topic of compliance, in other words the measures with which Deutsche Börse aims to ensure compliance with the law and internal company regulations particularly with regard to financial supervision and the prevention of white-collar crime. Bylaws stipulate which issues must be addressed by the full Executive Board and which majorities are required for the adoption of Board resolutions. The schedule of responsibilities sets out for which company divisions the individual Executive Board members are responsible. In 2007, the Supervisory Board again reviewed the efficiency of its own work. One of the positive findings was that the Supervisory Board felt very well informed by the Executive Board.

Directors' dealings
In accordance with section 15a of the WpHG (Wertpapierhandelsgesetz, the German Securities Trading Act), the members of the Executive and Supervisory Boards of Deutsche Börse AG are obliged to disclose the purchase or sale of Deutsche Börse shares and derivatives.

On 19 February 2007, Kurt F. Viermetz purchased 49,183 Easy Express share certificates (ISIN DE000SCL7V49) maturing on 19 March 2008.

On 15 June 2007, Otto Wierczimok sold 200 Deutsche Börse AG shares (ISIN DE0005810055).

On 2 August 2007, Thomas Eichelmann purchased 3,000 shares (ISIN DE0005810055) of Deutsche Börse AG.

On 2 August 2007, Thomas Eichelmann purchased 2,000 Deutsche Börse discount certificates (ISIN DE000CB4WTF9) and on 3 August 2007, Thomas Eichelmann purchased 1,850 Deutsche Börse discount certificates (ISIN DE000DB0PLY8), all maturing on 18 September 2008.

On 15 August 2007, Thomas Eichelmann acquired a total of 3,000 shares (ISIN DE0005810055) of Deutsche Börse AG in three tranches of equal size.

On 10 September 2007, Thomas Eichelmann purchased 1,000 shares (ISIN DE0005810055) of Deutsche Börse AG.

The total shareholdings of all Executive and Supervisory Board members of Deutsche Börse AG as at 31 December 2007 were less than 1 percent of the shares issued by the Company. At this reporting date there were therefore no shareholdings requiring disclosure in accordance with section 6.6 of the German Corporate Governance Code.

Purchase and sale of Deutsche Börse AG shares by members of the Executive and Supervisory Boards

	Shareholdings as at 31 Dec. 2006[1]	Purchased in 2007[1]	Sold in 2007	Shareholdings as at 31 Dec. 2007
Executive Board				
Reto Francioni	0	0	0	0
Thomas Eichelmann[2]	–	7,000	0	7,000
Matthias Ganz[3]	0	0	0	–
Frank Gerstenschläger[4]	–	0	0	0
Mathias Hlubek[3]	10,000	0	0	–
Michael Kuhn	0	0	0	0
Andreas Preuß	60	0	0	60
Jeffrey Tessler	0	0	0	0
Supervisory Board				
Kurt F. Viermetz	0	0	0	0
David Andrews[5]	0	0	0	–
Herbert Bayer	0	0	0	0
Udo Behrenwaldt	0	0	0	0
Richard Berliand	0	0	0	0
Birgit Bokel	0	440[6]	0	440
Hans-Peter Gabe	200	0	0	200
Dr Manfred Gentz	0	0	0	0
Richard M. Hayden	127,400	0	0	127,400
Craig Heimark	0	0	0	0
Dr Konrad Hummler[7]	–	0	0	0
Hermann-Josef Lamberti	0	0	0	0
Friedrich Merz	0	0	0	0
Friedrich von Metzler	0	0	0	0
Roland Prantl	0	0	0	0
Alessandro Profumo[8]	0	0	0	–
Sadegh Rismanchi	800	440[6]	0	1,240
Gerhard Roggemann	0	0	0	0
Dr Erhard Schipporeit	0	0	0	0
Dr Herbert Walter	0	0	0	0
Otto Wierczimok	502	267[6]	200	569
Johannes Witt	0	0	0	0

1) Following the capital increase from retained earnings implemented in Q2/2007, the shareholdings as at 31 December 2006 and purchases prior to the capital increase were adjusted.
2) Appointed to the Executive Board as from 1 July 2007, so no data is given for 31 December 2006. Purchases and sales refer to the period 1 July to 31 December 2007.
3) Resigned as a member of the Executive Board on 7 March 2007, so no data is given for 31 December 2007. Purchases and sales refer to the period 1 January to 7 March 2007.
4) Appointed to the Executive Board as from 1 April 2007, so no data is given for 31 December 2006. Purchases and sales refer to the period 1 April to 31 December 2007.
5) Left the Supervisory Board on 3 June 2007, so no data is given for 31 December 2007. Purchases and sales refer to the period 1 January to 3 June 2007.
6) Purchase within the scope of the Group Share Plan not subject to reporting requirements in accordance with the Wertpapierhandelsgesetz (German Securities Trading Act)
7) Appointed to the Supervisory Board on 11 September 2007, so no data is given for 31 December 2006. Purchases and sales refer to the period 11 September to 31 December 2007.
8) Left the Supervisory Board on 17 October 2007, so no data is given for 31 December 2007. Purchases and sales refer to the period 1 January to 17 October 2007.

Active, transparent corporate communications

To ensure maximum transparency and equal opportunities for everyone, corporate communications at Deutsche Börse adopts the rule that all target groups must receive all information at the same time. Shareholders and potential shareholders can find out about recent developments in near-real time. We regularly inform our shareholders, analysts, shareholders' associations, the media and the interested public about key recurring dates such as the date of the Annual General Meeting in a financial calendar which – like the annual and interim reports – is made public at www.deutsche-boerse.com. Apart from the annual analyst conferences on the annual financial statements and the half-yearly report, teleconferences for analysts are held when the interim reports for the first and third quarters are published. On the Deutsche Börse website, shareholders and interested readers can subscribe to an electronic newsletter containing Company news.

Accounting and auditing

Deutsche Börse informs shareholders and the public about its results in this annual report. During the financial year, shareholders and the public also receive information in the form of the half-yearly financial report, which was reviewed by the auditors in 2007, as well as via the interim reports in the first and second halves of the year. The annual report is published within 90 days of the end of the financial year (31 December) and the interim reports within 45 days of the end of the respective quarter. All reports can be downloaded from the Company's website.

The auditors for Deutsche Börse AG's 2007 annual and consolidated financial statements are KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft. The 2007 Annual General Meeting also elected KPMG to perform the review of the half-yearly financial report. Before KPMG was proposed for election to the General Meeting, the Audit and Finance Committee had obtained a declaration that there were no business, financial, personal or other relationships between the auditors and its executive and supervisory boards and audit managers on the one hand and the Company and the members of its Executive and Supervisory Boards on the other that could give cause to doubt the auditors' independence.

The audit by KPMG did not reveal any facts that are not consistent with the declaration of conformity issued by the Executive Board and Supervisory Board in accordance with section 161 of the AktG (Aktiengesetz, the German Stock Corporation Act).

Incentive programs for senior executives and employees

Group Share Plan: The commercial success of Deutsche Börse Group is primarily attributable to the performance and commitment of its staff. The Executive and Supervisory Boards of Deutsche Börse AG have rewarded this hard work with the Group Share Plan, the Group-wide program first launched in 2003 and designed to give employees a share in the Company's success. The Group Share Plan is coupled to employees' individual performance and the Group's commercial success.

In 2007, eligible employees were able to buy up to 400 shares of the Company, depending on their basic salary, at a discount of between 20 and 40 percent; this discount was based on the individual employee's performance appraisal and length of service. These shares must be held for at least two years. For the first time, participants also received one Deutsche Börse bonus share for every ten shares bought; this replaced the previous stock options.

Stock Bonus Plan: Senior executives of Deutsche Börse AG and its subsidiaries and members of the Executive Management of the subsidiaries participate in the same Stock Bonus Plan (SBP) as the members of the Executive Board; this plan is described in the remuneration report (see pages 51 and 55 to 57). The SBP was introduced in 2007 to replace the previous stock option plan. The aim of the plan is to give beneficiaries a greater share in the Company's success and to strengthen their ties with the Company. The number of SBP shares granted to each beneficiary is calculated by dividing the individual bonus determined for the beneficiary each year for the SBP by the closing auction price of Deutsche Börse shares on the day the bonus is determined. After a two-year waiting period, the beneficiary then receives either shares of Deutsche Börse AG or a cash settlement.

Compliance

Compliance is an integral part of corporate culture at Deutsche Börse Group. Uniform compliance policies governing the avoidance of insider trading and the combating of fraud and corruption, among many other topics, apply throughout the Group.

Avoidance of insider trading: In the course of their duties, employees of Deutsche Börse Group obtain access to confidential information about Deutsche Börse AG and other issuers. Regulations taking into account individual employees' access to insider information have been drawn up with the goal of preventing insider trading on the basis of this information. For example, employees who have access to financial information about Deutsche Börse Group prior to the publication of this information may only trade in Deutsche Börse AG shares or derivatives on these shares during specified periods of time. In addition, Deutsche Börse AG has compiled a register of insiders, listing the names of all people whose activities give them access to confidential information about Deutsche Börse AG.

Combating fraud: Fraud is defined as all intentional, dishonest or deceitful actions or acts of omission via which an individual obtains illegal benefits for him- or herself at the expense of Deutsche Börse Group. Deutsche Börse Group has undertaken to create an environment in which fraud is prevented. To achieve this, organizational specifications have been defined throughout the Group that regulate responsibilities and authorization processes in particular. These apply to all employees and serve to protect the Group's assets.

Fighting corruption: Objectivity and integrity are a precondition for all decisions and actions by Deutsche Börse Group. This is why Deutsche Börse has introduced anti-corruption regulations under which the acceptance and giving of gifts or other gratuities by employees of Deutsche Börse Group is only permitted under certain conditions. Employees of the Group may not accept or give gifts of money. They are also prohibited from giving or receiving other benefits for preferred treatment in their dealings with business partners or authorities.

Remuneration Report

Since the German Corporate Governance Code was introduced in 2002, Deutsche Börse Group has disclosed the remuneration of the members of its Executive Board on an individualized basis. The VorstOG (Gesetz über die Offenlegung der Vorstandsvergütungen, the German Act on Disclosure of Executive Board Remuneration) came into force on 11 August 2005. The provisions of the VorstOG were required to be initially applied to annual and consolidated financial statements for the financial year beginning 1 January 2006. The Institut Deutscher Wirtschaftsprüfer (IDW, the Institute of Public Auditors in Germany) published a commentary on these provisions in 2006 and, in IDW ERS HFA 20, promulgated a purely expense-based approach to the presentation of total remuneration for executive board members including, in particular, long-term incentive components ("timing of expense recognition approach"). Consequently, in its 2006 annual report, Deutsche Börse Group departed from the approach it had taken in the past (the accrual principle) and presented the long-term incentive components on an expense basis in line with the IDW's commentary.

In 2007, the Deutsche Rechnungslegungs Standards Committee e.V. (DRSC, the Accounting Standards Committee of Germany) published German Accounting Standard (GAS) 17 "Reporting on Executive Body Remuneration" on the implementation of the VorstOG (near final standard dated 7 December 2007). GAS 17 must be initially applied for financial years beginning after 31 December 2007 and requires companies to adopt a different approach from that of the IDW: the "definitive increase in net worth" approach.

To increase transparency and ensure better comparability of the different presentations of executive board remuneration that still persist at listed companies, Deutsche Börse Group decided that it would adopt in full the provisions requiring to be adopted in 2008 prematurely for the 2007 reporting year. Comparatives were restated in accordance with the "definitive increase in net worth" approach. The main differences are in total remuneration, as a result of the change in the disclosure of long-term incentive components. Presentation in conformity with GAS 17 shows the financial year in which the activity for which the long-term incentive components were granted was performed.

Performance-related remuneration for the Executive Board

The guideline for the appropriate remuneration of Executive Board members is their individual performance and that of the Executive Board as a whole, together with the performance, financial position and prospects of Deutsche Börse AG. Members of the Executive Board of Deutsche Börse AG are paid annual remuneration comprising a fixed and a variable component. The fixed, non-performance-related component consists of a fixed monthly salary and other taxable salary components, such as taxable contributions towards private pensions, taxable lump-sum telephone allowances and/or the use of company cars, while the variable component consists of performance-related remuneration and long-term incentive elements (Stock Bonus Plan, SBP). The SBP enables the Company to grant company shares as part of variable, performance-related remuneration in addition to cash. The SBP replaces the previous phantom stock option plan. Members of the Executive Board have also received pension commitments. The Personnel Committee of the Supervisory Board sets the level of the fixed basic remuneration. It is reviewed on a regular basis, at least once every two years. The performance-related variable remuneration component is determined annually by the Personnel Committee. Its amount depends, among other things, on company-specific goals being achieved such as the implementation of company-wide projects or specific targets being reached (e.g. specific cost targets, the overall situation of the Company) as well as on the Executive Board members meeting their individual goals. In addition, the achievements of the Executive Board members in various categories such as analytical skills, social skills, productivity, or leadership quality are taken into account. Two thirds of the performance-related remuneration is paid in cash and one third is transferred to the Stock Bonus Plan.

13 April

87.66

The table presented below shows the amount of expenses for the fixed and variable remuneration, and entitlements under share-based payment arrangements granted in the year under review. Prior-year figures are given in brackets.

The figures relating to long-term incentive components in 2007 relate to shares from the SBP, while the figures for 2006 relate to phantom stock options from the stock option plan in place until then.

Executive Board remuneration for 2007 (prior-year figures in brackets)

	Non-performance-related remuneration[1]	Performance-related remuneration[2]	Long-term incentive components[3]		Total
			2007: Number of SBP shares (2006: Phantom stock options)	Value on grant date	
	€ thousands	€ thousands	Number	€ thousands	€ thousands
Reto Francioni	717.1	1,683.1	6,753	883.5	3,283.7
	(703.7)	(1,171.0)	(29,070)	(1,002.3)	(2,877.0)
Thomas Eichelmann[4]	3,043.5[5]	–	–	–	3,043.5
	(–)	(–)	(–)	(–)	(–)
Frank Gerstenschläger[6]	389.5	625.0	2,303	301.3	1,315.8
	(–)	(–)	(–)	(–)	(–)
Michael Kuhn	520.2	1,166.4	4,666	610.5	2,297.1
	(480.7)	(900.0)	(20,930)	(721.7)	(2,102.4)
Andreas Preuß[7]	571.9	1,675.0	5,525	722.9	2,969.8
	(419.6)	(825.0)	(16,570)	(571.3)	(1,815.9)
Jeffrey Tessler	568.7	933.3	4,175	546.2	2,048.2
	(553.3)	(1,000.0)	(16,279)	(561.3)	(2,114.6)
Total	**5,810.9**	**6,082.8**	**23,422**	**3,064.4**	**14,958.1**
	(2,157.3)	**(3,896.0)**	**(82,849)**	**(2,856.6)**	**(8,909.9)**

Remuneration of Executive Board members who left the Board on 7 March 2007

	€ thousands	€ thousands	Number	€ thousands	€ thousands
Matthias Ganz	128.6	–[8]	–[8]	–[8]	128.6
	(481.3)	(900.0)	(20,930)	(721.7)	(2,103.0)
Mathias Hlubek	148.2	–[8]	–[8]	–[8]	148.2
	(624.8)	(1,150.0)	(23,256)	(801.9)	(2,576.7)
Total	**276.8**	**–[8]**	**–[8]**	**–[8]**	**276.8**
	(1,106.1)	**(2,050.0)**	**(44,186)**	**(1,523.6)**	**(4,679.7)**

1) The non-performance-related remuneration comprises the fixed salary and other taxable salary components such as taxable contributions towards private pensions, taxable lump-sum telephone allowances/living expenses and company car arrangements.
2) Differences between the amounts included in the total remuneration for 2006 and the amounts actually pledged are included in the total remuneration for 2007.
3) In accordance with section 314 (1) no. 6a sentence 4 of the HGB (German Commercial Code), the number of pre-emptive rights and other forms of share-based payment and their fair value must be disclosed at the grant date. The prior-year figures have been restated accordingly. As the grant date for the 2007 tranche is in the first two months of 2008, the SBP shares were measured at their fair value on the balance sheet date. See the explanations under "Stock Bonus Plan" from page 55 onwards.
4) Appointed to the Executive Board on 1 July 2007
5) This includes a one-time non-performance-related special remuneration of €2,725.0 thousand as compensation for lost bonus payments, among others.
6) Appointed to the Executive Board on 1 April 2007
7) Appointed to the Executive Board on 1 April 2006
8) The Executive Board members who left the Board during the reporting year, Matthias Ganz and Mathias Hlubek, received severance payments of €7,500.0 thousand and €9,100.0 thousand respectively in line with their severance commitments. These payments also covered, in particular, entitlements from performance-related remuneration and long-term incentive components.

Deutsche Börse AG has also taken out a D&O (directors' and officers' liability insurance) policy for its Executive and Supervisory Board members.

There is a temporary severance commitment for the Chief Executive Officer until 2008 in the event that his appointment is revoked without good cause. The amount of the severance payment depends on the remuneration for the remainder of the agreed period of service until 31 October 2008 and amounts to at least 1.5 times the total annual remuneration (comprising fixed salary, performance-related remuneration and part of the phantom stock options or shares) received in the last full calendar year.

Retirement benefit agreements ("direct commitments") have been entered into individually with all members of the Executive Board of Deutsche Börse AG. These commitments are primarily based on the following arrangements:

Feature	Arrangement
Pension	Executive Board members receive a pension after reaching the age of 60[1] or 63 and leaving the Company, or if they are compulsorily retired, or after being appointed to the Executive Board for at least three years with (at least) one prolongation of their contract of service. Payment of the pension commences on the day following the date of their last salary payment.[2] Pensions are paid to newly appointed Executive Board members from the age of 55 onwards at the earliest.[3]
Occupational incapacity or total disability pension	In the event of temporary occupational incapacity, Executive Board members are entitled to continued payment of their remuneration, but in any event for no longer than the date of termination of their contract of service. In the event of permanent occupational incapacity, Deutsche Börse AG is entitled to compulsorily retire the Executive Board member after six months.
Invalidity pension	Deutsche Börse AG has taken out accident insurance that pays out three times the annual fixed salary in a single sum in the event of death and four times the annual fixed salary in a single sum in the event of total invalidity.
Upper limit	In the event that the Executive Board member leaves the Company prior to the regular retirement date, the pension is reduced by the amount of the excess of the new employment income plus pension over the current remuneration of the old contract of service, or all income as defined by the Einkommensteuergesetz (German Income Tax Act) resulting from regular commercial, advisory, or professional activity relating to non-independent employment is offset in the full amount against the pension to be granted. Remuneration is not offset if the Executive Board member is over 60 or 63.
Pension measurement basis	The pension amounts to 30 percent of the most recent fixed salary paid and rises by five percentage points per reappointment period to a maximum of 50 percent.
Form of payment	As a rule, the benefit is granted in the form of a pension. The Executive Board member in question may notify Deutsche Börse AG in writing no later than six months before commencement of the insured event whether he or she wishes to draw the benefits under the retirement benefit agreement in the form of a monthly pension, a one-off capital payment, or five part-payments. In such cases, Deutsche Börse AG decides on the form of payment to the Executive Board member, taking the Board member's notification into account.
Surviving dependents' pensions	In the event of death during the period of active service or following entitlement to receive a pension (see above), the spouse is entitled to a life-long pension of 60 percent of the retirement pension; dependent children receive a (half-)orphan's pension of 10 and 25 percent respectively of the retirement pension.
Transitional payment	Executive Board members who leave the Company after reaching pensionable age or being compulsorily retired receive a transitional payment in the first twelve months after retirement amounting to a total of two thirds of the most recent performance-related remuneration and, in the twelve months thereafter, of a total of one third of the most recent performance-related remuneration. In the event that the beneficiary dies within 24 months of retirement, the surviving spouse is entitled to the full amount of the transitional payments described above for three months, and 60 percent of such payments for the remaining period.

1) This rule applies to Executive Board members Reto Francioni and Jeffrey Tessler.
2) In accordance with this agreement, this applies to Mathias Hlubek as from 2011 and to Matthias Ganz as from 2008.
3) This new rule applies to Executive Board members Andreas Preuß and Thomas Eichelmann.

The pension expense comprises the current service cost and the past service cost. The following amounts were added to provisions and recognized as pension expense in the year under review:

Pension expense

	2007 € thousands	2006 € thousands
Reto Francioni	1,213.6	1,552.5
Thomas Eichelmann[1]	44.4	–
Frank Gerstenschläger[2]	393.1	–
Michael Kuhn	185.6	775.4
Andreas Preuß	518.8	407.2
Jeffrey Tessler	1,196.3	818.4
Total	**3,551.8**	**3,553.5**

1) Appointed to the Executive Board on 1 July 2007
2) Appointed to the Executive Board on 1 April 2007

Change-of-control arrangements
On the basis of their contracts of service, the members of the Executive Board are entitled to severance payments if, in the event of a change of control, the contract of service is terminated within six months or if the member of the Executive Board, provided that no incident has been caused by his fault justifying the termination of his service agreement for cause, resigns his position because, as a result of the change of control, his position as a member of the Executive Board is subject to significant limitations.

The payments in the event of a change of control for the Executive Board members active at the end of the year are calculated on the basis of the capitalized remuneration (fixed salary and performance-related remuneration) for the remainder of the agreed contract term and a severance payment of up to two times the annual remuneration in the amount of the remuneration for the most recent calendar year (fixed salary and performance-related remuneration). The resulting total may not exceed five times the annual remuneration. The phantom stock options are settled on the date the member leaves the Executive Board. If a member of the Executive Board resigns, only 50 percent of the phantom stock options are paid out. The entitlement to shares from the Stock Bonus Plan remains in force and is settled in accordance with the provisions of the Stock Bonus Plan after the end of the waiting period.

Phantom stock option plan
Deutsche Börse AG established a phantom stock option plan following its IPO on 5 February 2001 that ran until the end of 2006 and also applied to Executive Board members. The options issued have a maximum term of five years and a vesting period of three years. After the end of the vesting period, the options can be exercised in 14-day exercise windows until the end of each quarter in each case. The options are designed to be notional. They do not confer the right to purchase Deutsche Börse AG shares at a set price, but rather confer the right to a cash payout. The amount of the cash payout depends on the relative performance of Deutsche Börse AG shares (adjusted for dividend payments) against the Dow Jones STOXX® 600 Technology Index (EUR) (Return) as the benchmark index (€1.00 per 1 percent outperformance). Outperformance is calculated by determining the opening and closing prices of Deutsche Börse's shares and of the benchmark index on the basis of the mean closing prices in Xetra® trading on FWB® Frankfurter Wertpapierbörse (the Frankfurt Stock Exchange) and the mean closing prices of the index: the opening price for the 60 trading days prior to the grant of the stock options and the closing price for the 60 trading days prior to the cut-off dates on which the exercise windows begin (1 February, 1 May, 1 August and 1 November).

Phantom stock options were issued annually on 1 February. The Supervisory Board's Personnel Committee determined the number of options to be granted to each Executive

Board member based on the individual performance of the respective Board member. See note 47 in the notes to the consolidated financial statements for details of the measurement of the stock option plan for the Executive Board.

The total expense for the options recognized in the year under review and the carrying amount of the provisions recognized for the options at the balance sheet date are shown in the table below. As in the previous year, there were no exercisable options on the balance sheet date.

Phantom stock option plan
(prior-year figures in brackets)

	Expense recognized € thousands	Carrying amount at balance sheet date € thousands
Reto Francioni	2,488.9 (589.0)	3,077.9 (589.0)
Thomas Eichelmann[1]	– (–)	– (–)
Frank Gerstenschläger[2]	– (–)	– (–)
Michael Kuhn	8,505.6 (3,906.6)	10,620.9 (4,287.5)
Andreas Preuß	1,418.7 (335.7)	1,754.4 (335.7)
Jeffrey Tessler	4,736.5 (1,402.6)	6,393.1 (1,656.6)
Total	**17,149.7** **(6,233.9)**	**21,846.3** **(6,868.8)**

1) Appointed to the Executive Board on 1 July 2007
2) Appointed to the Executive Board on 1 April 2007

Stock Bonus Plan

The Stock Bonus Plan (SBP) replaces the phantom stock option plan of recent years. The Stock Bonus Plan makes it possible to grant not just cash but also shares of Deutsche Börse AG as a variable remuneration component, thus giving beneficiaries a greater share in the Company's success and strengthening their ties with the Company.

For the year under review, for the first time, the members of the Executive Board will receive one third of their variable remuneration converted into shares of Deutsche Börse AG as a long-term incentive component ("number of SBP shares"). The number of SBP shares is calculated by dividing the amount of the individual and performance-based bonus (one third of the variable remuneration) of each Executive Board member by the market price of the Company (closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange) on the date the bonus is determined. Neither the converted bonus nor the number of shares will be paid at the time the bonus is determined; this is not done before the end of a two-year waiting period. On expiry of the waiting period, the original number of SBP shares is first converted into a payment claim. This is done by multiplying the current market price on that day (closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange) by the number of SBP shares. The Company then has the option to settle the payment claim for the Executive Board member in cash or shares.

For the year under review it is assumed that all Executive Board members active at the balance sheet date with the exception of Thomas Eichelmann will receive SBP shares. In accordance with IFRS 2, the total number of SBP shares is measured at fair value on the grant date. As the grant date is in 2008, the number of SBP shares was measured at fair value at the 2007 balance sheet date and it was assumed that all Executive Board members had received 100 percent of their bonus as variable remuneration. A modified Black-Scholes option pricing

19 April

87.69

model (Merton model) was used to measure the number of SBP shares from the 2007 tranche. The model does not take exercise hurdles into account. It is based on the following valuation parameters:

Valuation parameters

		Tranche 2007[1]
Term until		31 Jan. 2010
Risk-free interest rate	%	4.15
Volatility	%	28.1
Deutsche Börse AG share price	€	135.75
Dividend yield	%	1.8
Exercise price	€	0
Fair value	€	130.83

1) Valuation parameters and fair value at the balance sheet date 31 December 2007

The expense from the 2007 Stock Bonus Plan incurred in the year under review is presented together with the carrying amount at the balance sheet date in the table below. It is calculated by spreading the value at the grant date (or balance sheet date) in the table "Executive Board remuneration for 2007" (see page 52) over three years (from February 2007).

2007 Stock Bonus Plan

	Expense recorded € thousands	Carrying amount at balance sheet date € thousands
Reto Francioni	270.0	270.0
Thomas Eichelmann[1]	–	–
Frank Gerstenschläger[2]	92.1	92.1
Michael Kuhn	186.5	186.5
Andreas Preuß	220.9	220.9
Jeffrey Tessler	166.9	166.9
Total	**936.4**	**936.4**

1) Appointed to the Executive Board on 1 July 2007
2) Appointed to the Executive Board on 1 April 2007

The following table shows the changes in the number of SBP shares assumed for the year under review.

Shares from the 2007 tranche of the Stock Bonus Plan

	Balance as at 31 Dec. 2006	Projected number of SBP shares for 2007	Settlement in SBP shares	Number of expired SBP shares	Projected balance as at 31 Dec. 2007
Reto Francioni	0	6,753	0	0	6,753
Thomas Eichelmann[1]	0	0	0	0	0
Frank Gerstenschläger[2]	0	2,303	0	0	2,303
Michael Kuhn	0	4,666	0	0	4,666
Andreas Preuß	0	5,525	0	0	5,525
Jeffrey Tessler	0	4,175	0	0	4,175
Total	**0**	**23,422**	**0**	**0**	**23,422**

1) Appointed to the Executive Board on 1 July 2007
2) Appointed to the Executive Board on 1 April 2007

Former members of the Executive Board or their surviving dependents
Former members of the Executive Board or their surviving dependents received remuneration of €922 thousand in 2007 (2006: €661 thousand) in the year under review. The actuarial present value of the pension obligations (DBO) at the balance sheet date was €30,251 thousand in the year under review (2006: €26,031 thousand). The increase is due to the fact that two members of the Executive Board left the Company during the year under review and their pensions were immediately added to the pension obligations.

For the two Executive Board members who left the Company in 2007, the basis of assessment used is 35 percent of the most recent fixed salary paid.

Remuneration of the Supervisory Board
Supervisory Board members received a ratable fixed remuneration for their services in 2007, depending on their length of service in the year under review. As in the previous year, the fixed remuneration for membership was €96 thousand per annum for the Chairman, €72 thousand for a Deputy Chairman and €48 thousand for each other member. In addition, membership of the Supervisory Board's Strategy, Technology, Personnel, Nomination, Clearing and Settlement, and Audit and Finance Committees is remunerated: the additional remuneration is €30 thousand per annum for the Chairman of each Committee (€40 thousand per annum for the Chairman of the Audit and Finance Committee) and €20 thousand per annum for each other member of each Committee. The members of the Nomination Committee have waived their entitlement to half of their remuneration for their work on the Committee in 2007.

Members of the Supervisory Board also receive annual variable remuneration on the basis of two different, clearly defined targets relating to the Company's performance. Target 1: In the year in which remuneration is paid, the consolidated return on equity after taxes of Deutsche Börse Group must exceed by at least five percentage points the average of the monthly average current yields to maturity of domestic bearer bonds and public-sector bonds with a remaining maturity of more than nine to ten years as calculated by the Deutsche Bundesbank (Germany's central bank). Target 2: Consolidated earnings per share for the previous two full financial years must exceed consolidated earnings per share for the previous year in each case by 8 percent or more. For each target met, the members of the Supervisory Board each receive annual variable remuneration in the amount of €16 thousand.

This concept has been in place since 1 January 2005. It superseded the variable remuneration concept which had been effective since 2003, under which the members of the Supervisory Board had received stock options from the phantom stock option plan with a term of five years and a target value of €40 thousand, free of charge, on 1 February each year. The phantom stock options granted under the phantom stock option plan up to financial year 2004 could be exercised for the first time in 2006.

23 April

87.95

Supervisory Board remuneration[1]

	Membership period		Non-performance-related remuneration		Performance-related remuneration	
	2007	2006	2007 € thousands	2006 € thousands	2007 € thousands	2006 € thousands
Kurt F. Viermetz	full year	full year	161.0	156.0	32.0	32.0
David Andrews	1 Jan.–3 June	full year	49.0	98.0	16.0	32.0
Herbert Bayer	full year	full year	68.0	68.0	32.0	32.0
Udo Behrenwaldt	full year	full year	68.0	68.0	32.0	32.0
Richard Berliand[2]	full year	full year	68.0	68.0	32.0	32.0
Birgit Bokel	full year	full year	68.0	61.3	32.0	32.0
Hans-Peter Gabe	full year	full year	68.0	68.0	32.0	32.0
Dr Manfred Gentz	full year	full year	88.0	88.0	32.0	32.0
Richard M. Hayden	full year	full year	91.3	88.0	32.0	32.0
Craig Heimark	full year	full year	73.8	68.0	32.0	32.0
Dr Konrad Hummler	11 Sep.–31 Dec.	–	22.7	–	10.7	–
Hermann-Josef Lamberti	full year	full year	78.0	78.0	32.0	32.0
Silke Martinez Maldonado	–	1 Jan.–24 May	–	28.3	–	13.3
Friedrich Merz	full year	full year	68.0	68.0	32.0	32.0
Friedrich von Metzler[3]	full year	full year	71.3	68.0	32.0	32.0
Roland Prantl	full year	24 May–31 Dec.	48.0	32.0	32.0	21.3
Alessandro Profumo[4]	1 Jan.–17 Oct.	full year	40.0	48.0	26.7	32.0
Sadegh Rismanchi	full year	full year	68.0	68.0	32.0	32.0
Gerhard Roggemann	full year	full year	79.7	68.0	32.0	32.0
Dr Erhard Schipporeit	full year	full year	68.0	68.0	32.0	32.0
Dr Herbert Walter	full year	full year	68.0	68.0	32.0	32.0
Otto Wierczimok	full year	full year	68.0	68.0	32.0	32.0
Johannes Witt	full year	full year	68.0	68.0	32.0	32.0
Total			**1,550.8**	**1,561.6**	**661.4**	**674.6**

1) See note 47 in the notes to the consolidated financial statements for details of the long-term incentive components
2) On instructions received from the Supervisory Board member Mr Richard Berliand, his remuneration was directly paid to JP Morgan Securities Ltd.
3) On instructions received from the Supervisory Board member Mr Friedrich von Metzler, his remuneration was directly paid to B. Metzler seel. Sohn & Co. KGaA.
4) On instructions received from the Supervisory Board member Mr Alessandro Profumo, his remuneration was directly paid to UniCredito Italiano S.p.A.

86.05

Corporate Responsibility

In all its business dealings, Deutsche Börse Group is guided by its strong sense of responsibility to its employees, business partners, customers and investors worldwide, as well as to society. The Group's commitment to the common good focuses on four areas: education and research, art and culture, social projects and corporate affairs.

Deutsche Börse applies three main instruments in its active promotion of these areas: sponsoring, charitable donations and memberships. In choosing its activities, the Company adheres to the principles of professionalism and quality, as well as fair, long-term partnerships. The Group also supports the personal commitment of its employees to common welfare as good corporate citizens.

Deutsche Börse works exclusively with established institutions and partners, consistently giving precedence to the quality of the projects rather than the quantity. All activities are in line with corporate objectives.

Education and research

Deutsche Börse Group supports educational and training facilities for young people, as well as research institutes and events. It centers its efforts on promoting higher education institutes, academic chairs, research projects and innovative training concepts such as the course in European law at Humboldt European Law School – an integrated degree course for students of law that is the only one of its kind in Europe to date. In addition, St. Anne's College at the University of Oxford awards the Eurex/Deutsche Börse Group Scholarship once a year in cooperation with the Group. The Company also sponsors the Erasmus-von-Rotterdam-Schule, a trilingual all-day primary school that was founded by Lehrerkooperative e.V., a teachers' association, in Frankfurt/Main in 2006 and is unique in Germany.

Art and culture

Deutsche Börse focuses its patronage of the arts on contemporary photography. Over the past seven years, the Group has continually expanded its collection, the Art Collection Deutsche Börse, which now consists of over 600 works by 60 artists from all over the world. Deutsche Börse also supports up-and-coming photographers, for example with the C/O Talents series of exhibitions in Berlin. Since 2005, it has awarded the annual Deutsche Börse Photography Prize in conjunction with the Photographers' Gallery in London. The prize value is £30,000. This prize marks out the most important contribution to contemporary photography in the previous year in Europe.

The city of Frankfurt, where Deutsche Börse is domiciled, enjoys a long tradition as a center of German and international jazz. To honor this, the Company presents international jazz greats at the Deutsche Börse Jazz Nights. The drive and the innovative skills that are inherent in this type of music are also core values in the Group's corporate culture.

Deutsche Börse is also involved in promoting art and culture at its Luxembourg location. Modeled on the "Kunst privat!" ("Private Art!") initiative held each year in Hesse, it launched the Private Art Kirchberg event: On one weekend each year, art lovers can view the collections at the offices of companies located in the Kirchberg district of Luxembourg, including the Art Collection Deutsche Börse in the Clearstream building. The Group's cultural patronage also extends to providing funding for unusual concerts such as the Woody Allen Jazz Band in the Philharmonie Luxembourg concert hall, as well as classical concerts by young musicians.

Social projects

Deutsche Börse Group takes its responsibility to society very seriously and provides hands-on help to social organizations, primarily at its main locations in Frankfurt and Luxembourg. The Group firmly believes that companies should be involved in the community as a necessary complement to state support. However, its commitment goes beyond assisting people and institutions with traditional donations; its staff also provides practical support. For example, Deutsche Börse is the main sponsor of Social Day, where social and economic worlds meet: on this day, the Company's employees work in various children's and youth facilities in Frankfurt and Luxembourg. Social Day is now a fixed item on Deutsche Börse Group's corporate citizenship agenda.

Another focus of the Company's social commitment is its financial support for projects to promote the training and education of young people in the long term. Deutsche Börse Group is involved in the ENGAGE project in Frankfurt. Since 2005, ENGAGE job application training has assisted young people in the transition from school to the world of employment and has taken up two challenges: integrating young people with a migration background and reducing youth unemployment. Volunteers from the participating companies help students on basic-level vocational courses to improve their opportunities in the highly competitive job market.

Corporate affairs

As a central provider of services to the securities industry, Deutsche Börse Group covers the entire process chain from trading to clearing, settlement and securities custody. This pivotal position on the capital market requires the Group to set an example in promoting and advancing the financial hub where it is based. For example, Deutsche Börse AG is a member of the Finanzstandort Deutschland Initiative (IFD), which is supported by major players in the German capital market. Deutsche Börse is also involved in the Finanzplatz Frankfurt Commission and promotes the Wirtschaftsinitiative Rhein-Main (an economic initiative of the Rhine-Main area), thus ensuring that regional interests are recognized in the political discussion.

Fostering an innovative equity culture is of primary importance to Deutsche Börse. To this end it is a member of and sponsors selected institutions such as Deutsches Aktieninstitut (DAI), the Federation of European Securities Exchanges (FESE) and the World Federation of Exchanges (WFE).

Customer Governance

For Deutsche Börse Group, having a trust-based working relationship with its customers in development and decision-making processes is extremely important. Together with capital market representatives, Deutsche Börse shapes the markets and creates value for its shareholders.

Customer governance bodies include, on the one hand, the mandatory supervisory boards and the exchange councils established under public law and, on the other, a variety of advisory bodies and working committees set up by Deutsche Börse itself. The international composition of these bodies reflects the Group's global customer base. Deutsche Börse develops new products and services together with market participants and customers and holds in-depth discussions with them about key decisions in the Company. This reflects Deutsche Börse Group's conviction that customers are its number one priority.

Among other topics, the MiFID (Markets in Financial Instruments Directive) requirements were on the agenda of the customer governance bodies in 2007. MiFID defines uniform competitive conditions for financial services providers. The MiFID requirements include the best execution of orders and trade transparency.

Other topics that the bodies addressed in 2007 included the design of the Deutsche Börse REITs segment, the expansion of the international listing initiative, measures for enhancing the performance of the trading systems, the expansion of the Eurex product range to include additional country segments, the development of TARGET2-Securities, the launch of Scoach – the new exchange for structured products – and the extension of Euro GC Pooling® to include European collateral.

The bodies together with their respective members are listed on the following pages. Deutsche Börse would like to thank all the members of these bodies for their hard work and commitment.

27 April

85.10

Working committees, supervisory and advisory boards as at 31 December 2007

Supervisory Board of Deutsche Börse AG
For details on the Supervisory Board see pages 37 to 45.

Exchange Council of the Frankfurt Stock Exchange
The Exchange Council is the supreme control and supervisory body of the stock exchange under public law. The management board of FWB® Frankfurter Wertpapierbörse (the Frankfurt Stock Exchange) needs the approval of the Exchange Council for issues of fundamental importance. This council is responsible for appointing, dismissing and monitoring the management board, among other duties. It also resolves the Exchange Regulations, the Fee Regulations and the Conditions for Transactions on the Exchange. On 21 November 2007, the new Exchange Council of the Frankfurt Stock Exchange was elected for a period of three years starting on 18 January 2008. Current members are posted on the Deutsche Börse website.

Dr Lutz Raettig (Chairman), Morgan Stanley Bank International
Hermann-Josef Lamberti (Deputy Chairman), Deutsche Bank
Wolfgang Beck, Scheich & Partner Börsenmakler
Dr Patrick R. Bettscheider, MainFirst Bank
Dr Daniel von Borries, Ergo Versicherungsgruppe
Dr Werner Brandt, SAP
Dr André Carls, comdirect bank
Henning von der Forst, Nürnberger Beteiligung
Prof Dr Wolfgang Gerke, Frankfurt School of Finance and Management
Thomas Grünewald, Frankfurter Service Kapitalanlage-Gesellschaft
Ernst Huber, DAB Bank
Dr Stefan Jentzsch, Dresdner Bank
Wolf-Dietrich Martin, Wolfgang Steubing
Friedrich von Metzler, B. Metzler seel. Sohn & Co.
Rainer Roubal, ICF Kursmakler
Heinz-Jürgen Schäfer
Dr Mirko Scherer, GPC Biotech
Carola Gräfin von Schmettow, HSBC Trinkaus & Burkhardt
Franz Sales Waas, DekaBank
Stefan Winter, UBS Deutschland
Rüdiger Wolf, equinet Securities

Issuer Markets Advisory Committee (IMAC)
IMAC advises Deutsche Börse AG on the design of the listing platform and the cash market. The committee serves as a forum for all market participants, particularly issuers, institutional investors, issuing houses and IPO consultants. In 2007, IMAC was involved in the design of the Deutsche Börse REITs segment and the Company's expansion of international listing initiatives, especially in China and Russia/CIS.

3i Deutschland
Aixtron
Allianz Global Investors
Apax Partners & Co.
BASF
Blättchen & Partner
BVI Bundesverband Investment und Asset Management
Colonia Real Estate
Commerzbank
Credit Suisse
Deutsche Bank
Deutsche Lufthansa
Deutsche Schutzvereinigung für Wertpapierbesitz
DIRK Deutscher Investor Relations Verband
Dresdner Kleinwort
DWS
DZ Bank
equinet
Ernst & Young Wirtschaftsprüfungsgesellschaft
Fortis Investments
Jenoptik
JP Morgan
Lanxess
Morgan Stanley
Qiagen
Sal. Oppenheim
SAP
Shearman & Sterling
Sigma Capital Management
UBS Investment Bank
UniCredit Markets & Investment Banking
Union Asset Management
WestLB Asset Management

Secondary Markets Advisory Committee (SMAC): Retail
Since the restructuring of SMAC in 2006, the Retail committee has focused on the functionality of the intermediary-based trading system at the Frankfurt Stock Exchange and the trading volumes in the Xetra® electronic trading system triggered by the banks' private customer business. Market models and measures planned for individual products are developed together, presented and discussed. The working committee was actively involved in the following initiatives in 2007: MiFID requirements and the "best execution" obligation, updates to the regulations governing the Frankfurt Stock Exchange, harmonization of marketing activities for the Frankfurt Stock Exchange's trading initiatives, as well as strategic enhancements to the product offering.

Baader Wertpapierhandelsbank
Commerzbank
CortalConsors
DAB Bank
Deutsche Bank
Dresdner Bank
dwpbank – Deutsche WertpapierService Bank
DZ Bank
Hessisches Ministerium für Wirtschaft, Verkehr und Landesentwicklung
HSBC Trinkaus & Burkhardt
HypoVereinsbank
ICF Kursmakler
ING-DiBa

Secondary Markets Advisory Committee (SMAC): Wholesale
SMAC Wholesale focuses on trading on the Xetra platform, the general conditions for this and planned developments. In 2007, SMAC Wholesale was involved in issues such as the promotion of electronically generated trading on Xetra, measures for enhancing Xetra performance, Xetra price initiatives and the effects of MiFID.

Archelon
BNP Paribas
Citadel
Citigroup
Commerzbank
Credit Suisse First Boston
DekaBank
Deutsche Bank
Dresdner Bank

86.28

DZ Bank
Goldman Sachs
Hessisches Ministerium für Wirtschaft, Verkehr und Landesentwicklung
HSBC Trinkaus & Burkhardt
HypoVereinsbank
JP Morgan
Lehman Brothers Bankhaus
Merrill Lynch
Morgan Stanley
Société Générale
Timber Hill
UBS Investment Bank
WestLB

Lead Brokers Committee

The implementation of MiFID into national law with effect from 1 November 2007 led to the dissolution of the Lead Brokers Committee. Until then, the role of the Lead Brokers Committee had been laid down in section 39b of the Exchange Regulations. In the year under review, the committee was consulted on all questions and decisions relating to the allocation of financial instruments to the lead brokers on the Frankfurt trading floor. In addition, the committee made proposals on further enhancements in floor trading, such as price determination rules and measuring the performance of lead brokers.

Kai Jordan, Wolfgang Steubing
Ingo Kreisinger, Baader Wertpapierhandelsbank
Jürgen Laumann, Deutsche Bank
Dr Patricia Weisbecker, ICF Kursmakler
Michael Wilhelm, N.M. Fleischhacker

Designated Sponsor Workshop

The workshop focuses on enhancements to the designated sponsor model, discusses new models and clarifies relevant questions at the operational level.

Close Brothers Seydler
Commerzbank
Concord Effekten
Deutsche Bank
equinet Securities
HSBC Trinkaus & Burkhardt
Landesbank Baden-Württemberg
Sal. Oppenheim
VEM Aktienbank
WestLB

Board of Directors of Eurex Zürich AG
Supervisory Board of Eurex Frankfurt AG
Supervisory Board of Eurex Clearing AG

The Board of Directors of Eurex Zürich AG as well as the identically staffed Supervisory Boards of Eurex Frankfurt AG and Eurex Clearing AG are the supervisory bodies of Eurex and its subsidiaries in accordance with the Swiss Code of Obligations and the German Stock Corporation Act.

Prof Dr oec. HSG Peter Gomez (Chairman), University of St. Gallen/SWX Swiss Exchange
Dr Hugo Bänziger, Deutsche Bank
Thomas Eichelmann, Deutsche Börse
Reto Francioni, Deutsche Börse
Christian Gell, Credit Suisse
Andreas Häberli, UBS Investment Bank
Dr Heinrich Henckel, SWX Swiss Exchange
Michael Kuhn, Deutsche Börse
Roger Müller, Deutsche Börse
Martin Reck, Deutsche Börse
Jacques de Saussure, Pictet & Cie.
Nicholas Teller, Commerzbank

Exchange Council of Eurex Deutschland

The Exchange Council of Eurex Deutschland is the supreme control and supervisory body of the stock exchange under public law. The management board of Eurex Deutschland needs the approval of the Exchange Council for issues of fundamental importance.

Hermann-Josef Lamberti (Chairman), Deutsche Bank
Gustav Gaß (Deputy Chairman), Gass Capital Markets
Rolf Birkert, Birkert Wertpapierhandelshaus
Jelle Elzinga, Optiver
Dirk Freitag, Baader Service Bank
Hans Joachim Goehtz, Close Brothers Seydler
Paul Hagen, HSBC Trinkaus & Burkhardt
Matthias Hofinger, MH Trading Wertpapierhandel
Dr Stefan Jentzsch, Dresdner Bank
Dagmar Kollmann, Morgan Stanley Bank
John Mathias, Merrill Lynch International
Friedrich von Metzler, B. Metzler seel. Sohn & Co.
Christopher Morris, Saxon Financials
Stefan Mülheim, Citigroup Global Markets Deutschland
Helmut Olivier, Lehman Brothers International (Europe)
Christian Schaffer, First Futures
Prof Dr Christian Schlag, Chair of Derivatives and Financial Engineering, Johann Wolfgang Goethe University Frankfurt/Main
Charles Tall, Archelon Deutschland
Nicholas Teller, Commerzbank
Franz Sales Waas, DekaBank
Prof Dr Mark Wahrenburg, Chair of Banking and Finance, Johann Wolfgang Goethe University Frankfurt/Main

Working Committee for Equity Products (Eurex)

The working committee is composed of the most important Eurex market participants in the field of equity derivatives. It conveys its recommendations regarding operational and strategic issues to Eurex's management. In 2007, the issues on the agenda were the expansion of the product range to include options and futures on shares from additional country segments (e.g. Russia, Austria and the UK), market making in stock options, the handling of corporate actions and the introduction of flexible trading functions for futures.

All Options
Archelon Deutschland
Banque Cantonale Vaudoise
BNP Paribas
Citadel
Citigroup
Commerzbank
Credit Suisse First Boston
Deutsche Bank
Dresdner Bank
IMC
Lehman Brothers
Liquid Capital
Merrill Lynch
Optiver
Société Générale
Timber Hill
UBS
WestLB

Working Committee for Index Products (Eurex)

This working committee is composed of the most important Eurex market participants in the field of index derivatives. It conveys its recommendations regarding operational and strategic issues to Eurex's management. In 2007, the issues on the agenda were the introduction of additional STOXX® indices (size indices, dividend index) and the expansion of the range of country indices (Russia, Swiss Leader Index). Other issues discussed were potential revisions to contract specifications and new functions (e.g. flexible futures and flexible options).

Citadel
Deutsche Bank
Fimat
Geneva Trading
Getco Europe
Goldman Sachs
HSBC Trinkaus & Burkhardt
HypoVereinsbank
JP Morgan
Link Asset & Securities
Liquid Capital
Mako Global Derivatives
Morgan Stanley
Optiver
Société Générale
Timber Hill
UBS

Working Committee for Interest Rate Products (Eurex)

The working committee is composed of Eurex market participants and advises the derivatives exchange on the launch of new interest rate products and trading functionalities as well as on necessary changes to existing products. In 2007, the working committee discussed the development of new products in the interest rate segment and in related product classes (e.g. inflation). In the field of product management, discussion focused on reducing the tick size for Euro-Bobl Futures, as well as advancements in wholesale trading functionalities.

Barclays
Citadel
Credit Suisse First Boston
Deutsche Bank
Dresdner Bank
Fimat
Fortis
Goldman Sachs
JP Morgan
Kyte Group
Liquid Capital
Mako Global
Man Financial
Marex Financial
Marquette Proprietary
Merrill Lynch
Morgan Stanley
Optiver
Penson GHCO
Schneider Trading Associated
UBS

Working Committee for Clearing (Eurex)

The objective of the working committee for Clearing is the development and optimization of Eurex's clearing infrastructure in the interests of all market participants involved in the clearing process. Against this backdrop, the working committee issues recommendations and prepares decisions, which in 2007 related to the introduction of Eurex® Release 10.0 (e.g. introduction of new pre-trade risk functionalities, as well as enhancements of the Flexible Options and introduction of the Flexible Futures functionalities, preparation of requirements for Eurex Release 11.0, initiatives such as Giovannini Barrier 7, TARGET2-Cash and TARGET2-Securities as well as the enhancement of Eurex clearing services for clearing members.

Barclays Capital
BHF-Bank
Citigroup
Credit Suisse
Deutsche Bank
Fimat International Banque
Fortis Bank Global Clearing
Goldman Sachs International
HSBC Trinkaus & Burkhardt
HypoVereinsbank
JP Morgan Securities
Lehman Brothers
Merrill Lynch International
Morgan Stanley
UBS

Working Committee for Equity Clearing (Eurex)

The working committee for Equity Clearing helps to design cash market clearing for equity products at a functional level. The committee provides a platform for discussing all functional changes and issues brought up by the clearing house Eurex Clearing AG or members of the working committee. In 2007, the working committee provided valuable feedback during the simulation and launch of CCP (central counterparty) Release 3.2, which included the introduction of UK products. Furthermore the content of multi-currency clearing (Release 4.0), the future development of the CCP system to process certificates and warrants and initiatives such as Giovannini Barrier 7 were discussed.

BNP Paribas
Citigroup
Commerzbank
Credit Suisse Securities (Europe)
dwpbank – Deutsche WertpapierService Bank
DZ Bank
Fortis
HypoVereinsbank
International Transaction Services
Kasbank
Landesbank Baden-Württemberg
Morgan Stanley Bank
Société Générale
UBS Deutschland
Xchanging

3 May
8366

Working Committee for Fixed Income Clearing (Eurex)
This working committee is composed of Eurex Bonds® and Eurex Repo® clearing members. It is asked to advise Eurex Clearing AG on the development of clearing and CCP services for fixed-income products. The committee also provides a platform for discussions brought up by the clearing house or the committee members. In 2007, the working committee was involved in the consultations regarding the extension of Euro GC Pooling and the scope of CCP Release 4.0, which includes the clearing of open and variable repos and multi-currency clearing. Moreover, the committee delivered valuable feedback in various discussions about CCP services in the fixed-income clearing business.

Bayerische Landesbank
Commerzbank
Deutsche Bank
Deutsche Bundesbank
Dresdner Kleinwort
dwpbank – Deutsche WertpapierService Bank
DZ Bank
Fimaseba
Landesbank Baden-Württemberg
Morgan Stanley Bank
Norddeutsche Landesbank
TxB Transaktionsbank
WestLB

Clearstream International Board of Directors
The Clearstream International Board of Directors is a single board in line with the US/UK model. It is currently composed of eight representatives of Deutsche Börse Group along with 15 external directors.

André Roelants (Chairman), Clearstream International
Reto Francioni (Deputy Chairman), Deutsche Börse
Michel Bois, CACEIS
Andrew Bruce, Barclays Bank
Ernst-Wilhelm Contzen, Deutsche Bank Luxembourg
Thomas Eichelmann, Deutsche Börse
Frank Gerstenschläger, Deutsche Börse
Dr Ralf Gissel, dwpbank – Deutsche WertpapierService Bank
Guillaume Fromont, CACEIS
Dominique Hoenn, BNP Paribas
Eric Hollanders, ING Wholesale Bank
Josef Landolt, UBS
Jean Meyer, Fortis
Dr Lutz Raettig, Morgan Stanley Bank
Paul Schonenberg (Staff Delegation President), Clearstream International
Renato Tarantola, Cassa di Compensazione e Garanzia
Jeffrey Tessler, Clearstream International
Francesco Vanni d'Archirafi, Citibank Europe
Roberto Vicario Montoya, BBVA
Frank Wagener, Dexia BIL
Andreas Wolf, Clearstream Banking
Thomas Zeeb, Clearstream International
Antonio Zoido, Bolsa de Madrid

Advisory Board – Clearstream Banking Frankfurt
This Advisory Board, which is composed of representatives from all key customer groups, advises the Executive Board of Clearstream Banking AG, Frankfurt, and the Group Executive Management of Clearstream International in all questions relating to the German settlement business. In 2007, its discussions centered on the impact of regulatory initiatives on the German securities administration infrastructure, the development of the TARGET2-Securities initiative and additional strategic products such as the introduction of free-of-payment matching and self-collateralization in the German market.

BHF-Bank
BNP Paribas Securities Services
Citigroup
Commerzbank
Deutsche Bank
Deutsche Bundesbank[1)]
Dresdner Bank
dwpbank – Deutsche WertpapierService Bank
Financial Markets Service Bank
HSBC Trinkaus & Burkhardt
Landesbank Baden-Württemberg
Morgan Stanley
TxB Transaktionsbank
Xchanging

1) Permanent guest

Customer Consultation Committee – Clearstream Banking Luxembourg
The Customer Consultation Committee advises on issues which are of strategic importance to Clearstream: the positioning in the market and in the European regulatory debate, the evolution of the market landscape and subsequent opportunities and risks for Clearstream as well as product initiatives.

Banca Intesa
Banque de Luxembourg
Barclays
BNP Paribas
CACEIS Bank
Citigroup
Commerzbank
Deutsche Bank
Financial Markets Service Bank
ICAP
ING Group
Kredietbank Luxembourg
RBC Dexia
State Street Bank
The Bank of New York Mellon
UBS
WestLB

4 May

81.88

Working Committee for Equity Indices

This working committee issues recommendations for the composition of Deutsche Börse AG's selection indices based on fixed index rules. In addition, the committee advises the Company on issues related to index structuring and updates to the rules.

BHF-Bank
BNP Paribas
Commerzbank
Deutsche Bank
Dresdner Bank
DZ Bank
HypoVereinsbank
MEAG Asset Management
Sal. Oppenheim
UBS Investment Bank
WestLB

Technical Advisory Committee (TAC)

The core responsibility of the TAC is to advise Deutsche Börse Group in further developing the IT infrastructure according to customer needs. The committee is composed of IT managers from different customer groups of Deutsche Börse Group. The aim is to closely cooperate with the market participants in key activities. In 2007, these activities comprised the introduction of Scoach, the new exchange for structured products, on the one hand and the Performance Initiative for Deutsche Börse's trading systems on the other, including system enhancements to support algorithmic trading and round-trip time transparency. In addition, a large number of new services (such as backend log, e-service point) were presented in the area of customer technical support. The Proximity Services and the IT-related implications of MiFID were also discussed. On the post-trade side, the Global Collateral Management project, CFF® (Central Facility for Funds), TARGET2 and the selfcollateralization service offered by Clearstream Banking, Frankfurt, were discussed. In addition, the Committee advised on system releases, thereby involving participants at the earliest possible stage.

All Options International
Baader Wertpapierhandel
Barclays Capital
BHF-Bank
BNP Paribas
Citigroup
Commerzbank
Credit Suisse
DekaBank Deutsche Girozentrale
Depfa Deutsche Pfandbriefbank
Deutsche Bank
Dresdner Bank
dwpbank – Deutsche WertpapierService Bank
DZ Bank
European Commodity Clearing
EEX European Energy Exchange
Fimat International Banque
Fortis Bank Global Clearing
Goldman Sachs
HypoVereinsbank
International Transaction Services
Irish Stock Exchange
JP Morgan Securities
Landesbank Baden-Württemberg
Merrill Lynch
MF Global
Morgan Stanley
Optiver
Österreichische Kontrollbank
Société Générale
SWX Swiss Exchange
The Kyte Group
TxB Transaktionsbank
UBS
WestLB
Wiener Börse

Technical Advisory Board

The Technical Advisory Board advises the Executive Board of Deutsche Börse AG on all issues relating to the development of the Group's IT and data processing organization. The Board primarily consists of managers of IT and IT-related units from companies active in the financial markets.

Wolfgang Schmidt (Chairman), T-Systems Enterprise Services
Dr Thomas Noth (Deputy Chairman), FinanzIT
Martin Bouwers, Barclays Capital
Stephen David Bowen, Xchanging
Udo Braun, Commerzbank
Wolfgang Gaertner, Deutsche Bank
Dr Gerd Gouverneur, Dresdner Bank
Manfred Hartmann, HSBC Trinkaus & Burkhardt
Timothy John Hudson, MF Global
Werner Kloberdanz, BNP Paribas Arbitrage
Burkhard Oppenberg, DZ Bank
Dr Michael Ruhrländer, TxB Transaktionsbank
Eberhard Weidner, HypoVereinsbank

7 May	8 May	9 May	10 May	11 May
82.68	83.25	84.78	84.17	84.27

Financial Report 2007 Deutsche Börse AG



Group Management Report

2007 was the most successful year so far in the history of Deutsche Börse Group. Sales revenue increased by 18 percent to €2,185.2 million. Earnings per share were up by 40 percent to €4.70.

Business and operating environment

Overview of Deutsche Börse Group

Business operations and Group structure

Deutsche Börse Group, headquartered in Frankfurt/Main, Germany, employs around 3,300 people altogether and maintains 18 branches and representative offices in 15 countries. As one of the largest marketplace organizers worldwide, Deutsche Börse Group offers its customers a broad portfolio of products and services. These cover the entire process chain from trading and clearing of equities and derivatives, transaction settlement, custody and management of securities and the provision of market information down to the development and operation of electronic systems. With its process-oriented business model, the Group improves capital market efficiency. Issuers benefit from low costs of capital, while investors enjoy high liquidity and low transaction fees.

Deutsche Börse Group is composed of Deutsche Börse AG and its subsidiaries, associates and joint ventures. Deutsche Börse AG itself operates the Frankfurt Stock Exchange's cash market via the fully electronic Xetra trading platform and floor trading. It also sells price and reference data and develops indices.

Eurex Zürich AG, a joint venture between Deutsche Börse AG on the one hand and SWX Swiss Exchange AG on the other, and its subsidiaries operate the derivatives market and offer clearing services. On 19 December 2007, Eurex Frankfurt AG completed the acquisition of International Securities Exchange Holdings Inc. (ISE) announced on 30 April 2007. This merger enabled Eurex to extend its global liquidity network to include the US market and to expand its offering of US dollar products.

Simplified shareholding structure of Deutsche Börse Group as at 31 December 2007


Deutsche Börse AG
Scoach Schweiz AG 100%
Scoach Europa AG 100%
Eurex Frankfurt AG 100%
Eurex Repo GmbH 100%
Eurex Clearing AG 100%
Eurex Bonds GmbH 79%
US Exchange Holding Inc. 100%
International Securities Exchange Holdings Inc. 100%
European Energy Exchange AG 23%
Clearstream Banking S.A. 100%
Clearstream Banking AG 100%
Clearstream Services S.A. 100%
Deutsche Börse Systems Inc. 100%

On 1 January 2007, Deutsche Börse AG and Swiss Financial Market Services AG (legal successor to SWX Group) established a joint venture for trading in structured products (certificates, investment and leverage products). Since 1 September 2007, the joint venture has been operating under the name Scoach Holding S.A.

All post-trade services, such as securities custody, administration and transaction settlement, are handled by Clearstream International S.A. and its subsidiaries.

In addition, Deutsche Börse Systems AG and Clearstream Services S.A. build and operate the technological infrastructure of Deutsche Börse Group.

The chart on the previous page gives an overview of Deutsche Börse Group's principal shareholdings; its basis of consolidation is presented in full in note 2 of the notes to the consolidated financial statements.

Company management

The legal bodies of Deutsche Börse AG, as a German stock corporation, are the Annual General Meeting, the Supervisory Board and the Executive Board, each of which has its own areas of responsibility.

The Annual General Meeting resolves the appropriation of the unappropriated surplus, appoints the Supervisory Board and resolves on the approval of the acts of the Executive Board and the Supervisory Board retrospectively. In addition, it resolves corporate actions and other matters governed by the AktG (Aktiengesetz, the German Stock Corporation Act). The Supervisory Board appoints, supervises and advises the Executive Board and is directly involved in key decisions affecting the Company. Additionally, it adopts the annual financial statements together with the Executive Board. Members of the Supervisory Board are appointed for a period of three years; however, when electing members to the Supervisory Board, the Annual General Meeting may determine a shorter term of office. The Supervisory Board of Deutsche Börse AG is composed of 21 members: 14 shareholder and seven employee representatives. The Executive Board is solely responsible for managing the Company, the Chief Executive Officer coordinates the activities of the Executive Board members. As at 31 December 2007, the Executive Board of Deutsche Börse AG was composed of six members.

The compensation system and the compensation paid to the individual members of the Executive Board of Deutsche Börse AG are presented in the remuneration report, which is disclosed in the corporate governance chapter on pages 51 to 58. It forms part of this Group management report and accordingly has been audited by the auditors.

Reporting segments

For the purposes of corporate management and financial reporting, Deutsche Börse Group structures its business activities using the following segments: Xetra, Eurex, Clearstream, Market Data & Analytics and Information Technology. The Corporate Services segment provides internal services and covers the central functions within the Group.

Reporting segment	Business areas
Xetra	■ Cash market using the Xetra electronic trading system and floor trading ■ Central counterparty for equities ■ Trading platform for structured products (Scoach) ■ Admission of securities to listing
Eurex	■ Eurex electronic derivatives market trading platform ■ Electronic equity options trading platform ISE ■ Eurex Bonds and Eurex Repo over-the-counter (OTC) trading platforms ■ Central counterparty for bonds, derivatives and repo transactions
Clearstream	■ Custody, administration and settlement services for domestic and foreign securities ■ Global securities financing services ■ Investment funds services
Market Data & Analytics	■ Sales of price information and information distribution ■ Index development and sales
Information Technology	■ Development, building and operation of technological infrastructures ■ Provision of IT solutions
Corporate Services	■ Group strategy ■ Responsibility for central functions

Organizational structure

Deutsche Börse Group modified its organizational structure effective 1 July 2007 (see chart on the next page). The new structure mirrors the three market areas: cash market, derivatives market and market data, and securities settlement and custody. The aim of the new structure is to even better fulfill customer requirements and improve the Group's own efficiency. The functions of the former Operations segment were integrated into the respective market areas, which are therefore responsible for the management and functional development of the systems and the operation of their markets. This new structure strengthens Deutsche Börse Group's successful integrated business model.

16 May

82.36

Internal control system

The Executive Board of Deutsche Börse Group has implemented an internal control system designed to ensure the effectiveness and profitability of the Group's operations, to avert or uncover financial damage, and thus protect all its business assets. The internal control system is also an integral part of Deutsche Börse Group's anti-fraud management.

Deutsche Börse Group's internal control system comprises both integrated and independent controls. The managers of the individual business areas are accountable for the effectiveness of the integrated controls and ensure that risks in the business processes are identified at an early stage. They report on the effectiveness of the integrated controls at regular intervals. Implementing independent controls within the business areas is the responsibility of Internal Auditing.

In the Financial Accounting and Controlling department, the internal control system serves in particular to ensure proper bookkeeping and accounting so that the presentation of the net assets, financial position and the results of operations in single-entity and consolidated financial statements of Deutsche Börse Group and its subsidiaries is complete and correct.

Disclosures in accordance with section 315 (4) HGB

In accordance with section 315 (4) of the HGB (Handelsgesetzbuch, the German Commercial Code), Deutsche Börse AG makes the following disclosures as at 31 December 2007:

The share capital of Deutsche Börse AG amounts to €200,000,000 and is composed of 200,000,000 no-par value registered shares. There are no other classes of shares besides these ordinary shares.

The Executive Board of Deutsche Börse AG is not aware of any restrictions affecting the voting rights or transfer of shares.

In 2006, The Children's Investment Fund Management (UK) L.L.P., London, United Kingdom, notified Deutsche Börse AG that it exceeded the threshold of 10 percent of the voting rights in the Company on 10 April 2006. The Children's Investment Fund Management indirectly held 10.06 percent of the voting rights or 10,264,953 votes at that date. In the same year 2006, The Children's Investment Master Fund, George Town, Cayman Islands, a fund managed by The Children's Investment Fund Management (UK) L.L.P., notified Deutsche Börse AG that it exceeded the threshold of 10 percent of the voting rights in the Company on 10 April 2006. The fund directly held 10.06 percent of the voting rights or 10,264,953 votes at that date. This share is included in the above-mentioned share held indirectly by The Children's Investment Fund Management (UK) L.L.P.

There are no holders of shares with special rights granting the holder power of control.

Employees holding shares in Deutsche Börse AG may exercise their rights of control directly.

Members of the Executive Board are appointed and dismissed in accordance with sections 84 and 85 of the AktG. In accordance with Article 6 (3) of the Articles of Association, membership of the Executive Board generally terminates when the members attain the age of 60.

Changes in the Articles of Association are resolved by the Annual General Meeting in accordance with section 119 (1) no. 5 of the AktG. In accordance with Article 12 (4) of the Articles of Association, the Supervisory Board has

Organizational structure of Deutsche Börse Group as at 31 December 2007


Executive Committee
R. Francioni (CEO)
T. Eichelmann (CFO)
F. Gerstenschläger (Cash)
A. Preuß (Derivatives & Market Data)
J. Tessler (Clearstream)
M. Kuhn (IT)
Corporate Center
Cash
Derivatives & Market Data
Clearstream
Information Technology

the power to resolve changes to the Articles of Association which relate only to their wording. In accordance with Article 18 (1) of the Articles of Association, resolutions are passed by a simple majority of votes cast, unless otherwise stipulated by explicit requirements of the AktG. Insofar as the AktG prescribes a majority of share capital to be represented at the Annual General Meeting for resolutions, a simple majority of the share capital shall suffice to the extent that this is legally permissible.

The Executive Board is authorized until 23 May 2011 to increase the share capital, subject to the approval of the Supervisory Board, by issuing new no-par value registered shares against cash and/or non-cash contributions on one or more occasions by up to a total of €5,200,000 (authorized share capital I). Full authorization, particularly the conditions for suspending the shareholders' pre-emptive rights, derives from Article 4 (3) of the Articles of Association.

The Executive Board is furthermore authorized until 13 May 2008 to increase the share capital, subject to the approval of the Supervisory Board, by issuing new no-par value registered shares against cash and/or non-cash contributions on one or more occasions by up to a total of €14,797,440 (authorized share capital II). Full authorization, particularly the conditions for suspending the shareholders' pre-emptive rights, derives from Article 4 (4) of the Articles of Association.

In addition, the Executive Board is authorized until 10 May 2012 to increase the share capital, subject to the approval of the Supervisory Board, by issuing new no-par value registered shares against cash and/or non-cash contributions on one or more occasions by up to a total of €6,000,000 (authorized share capital IV). In the process, shareholders must be granted pre-emptive rights unless the Executive Board makes use of the authorization granted to it to disapply the shareholders' pre-emptive rights with the approval of the Supervisory Board. The Executive Board is authorized, with the approval of the Supervisory Board, to eliminate fractions from the shareholders' pre-emptive rights. The Executive Board is additionally authorized, subject to the approval of the Supervisory Board, to disapply shareholders' pre-emptive rights in order to issue up to 900,000 new shares per financial year to members of the Executive Board and employees of the Company as well as to members of the executive boards or management and employees of its affiliated companies within the meaning of sections 15 et seqq. of the AktG. Full authorization derives from Article 4 (7) of the Articles of Association.

The Company's share capital has been contingently increased in accordance with Article 4 (5) of the Articles of Association by up to €6,000,000 by issuing up to 6,000,000 no-par value registered contingent shares (contingent share capital I). The contingent capital increase is used exclusively to service stock options, granted up to 13 May 2008 as a result of the authorization under item 7 of the agenda of the Annual General Meeting of 14 May 2003. The contingent capital increase is only implemented insofar as the holders of issued stock options exercise these and the Company does not service these stock options by transferring treasury shares or by way of a cash payment. The new shares participate in profit starting at the beginning of the financial year in which they are issued through the exercise of stock options.

The Company's share capital has been contingently increased in accordance with Article 4 (6) of the Articles of Association by up to an additional €60,000,000 by issuing up to 60,000,000 no-par value registered contingent shares (contingent share capital II). The contingent capital increase is only implemented insofar as the holders of options or conversion rights or those required to exercise their options or conversion rights exercise their options or conversion rights or, insofar as they are required to exercise their options or conversion rights, fulfill their obligation to do so using options or convertible bonds issued or guaranteed up to 13 May 2008 by the Company or a wholly owned subsidiary of the Company held directly or indirectly pursuant to the authorization resolution by the Annual General Meeting on 14 May 2003. The new shares will be issued at an option or conversion price to be determined in accordance with the aforementioned authorization resolution. They participate in profits starting at the beginning of the financial year in which they are issued through the exercise of options or conversion rights or the fulfillment of conversion or option obligations. The Executive Board is authorized, with the approval of the Supervisory Board, to define the further details of the implementation of the capital increase.

18 May

82.80

The Executive Board is authorized to acquire up to 10 percent of the share capital as at the date of the Annual General Meeting on 11 May 2007 as treasury shares. However, the shares acquired, together with any shares acquired for other reasons that are held by or allocated to the Company in accordance with sections 71a et seqq. of the AktG, may at no time exceed 10 percent of the Company's share capital. The authorization to acquire treasury shares is valid until 31 October 2008 and may be exercised in full or in part on one or more occasions by the Company. However, it may also be exercised by dependent companies, by companies in which the Company holds a majority interest, or by third parties on its or their behalf. The Executive Board may elect to acquire the shares (1) on the stock exchange, (2) via a public tender offer addressed to all shareholders or via a public request for offers of sale addressed to the Company's shareholders, (3) by issuing tender rights to shareholders, or (4) through the use of derivatives (put or call options or a combination of both). The full and exact wording of the authorization to acquire treasury shares, and particularly the permissible uses to which they may be put, can be found in item 8 of the agenda of the Annual General Meeting of 11 May 2007.

In the event of a change of control following a takeover bid, the following material agreements apply:

- On 31 August 1998, Deutsche Börse AG and SWX Swiss Exchange AG agreed, under the terms of a shareholders' agreement relating to their joint investment in Eurex Zürich AG and its subsidiary companies, an extraordinary right of termination for a period of 60 days following registered notification. This applies in the event that a third exchange organization obtains a controlling influence over the other party whether by means of a takeover or a merger. Termination would have the effect of ending the joint venture.
- On 25 October 2006, Deutsche Börse AG and Swiss Financial Market Services AG agreed in a cooperation agreement to combine their business operations in the area of structured products in a European exchange organization under a joint name and trademark. The cooperation agreement provides for a right of termination for both parties with a notice period of six months to the end of the month, which has the effect of ending the joint venture if a change of control occurs at Deutsche Börse AG or Swiss Financial Market Services AG. The right of termination expires if it is not exercised within three months of the date of the change of control. According to the cooperation agreement, a change of control has taken place if a person, corporation, or partnership directly or indirectly acquires control over a company, either alone or together with Group companies or in consultation with other persons or companies. A company has control if it directly or indirectly holds more than 50 percent of the voting rights or the capital of another corporation or partnership, if it must fully consolidate another corporation or partnership under IFRSs, or if it is able to control a company through voting trusts or by making appointments to executive bodies.
- On 10 May 2005, Deutsche Börse AG and its subsidiary Clearstream Banking S.A. concluded a facility agreement with a consortium of 37 banks for a working capital credit line with a total amount of up to US$1,000,000,000. In the event of a change of control, the lead manager of the consortium must terminate the agreement within a period of 30 days and declare all amounts due to the lenders immediately repayable, if required to do so by a majority of the consortium banks who together have provided two-thirds of the amount of the facility granted at the date of the change of control. In the terms of this facility agreement, a person or group of persons have control if they coordinate their actions and/or if they have the opportunity to govern the business of the Company or to determine the composition of the majority of the Executive Board.
- On 22 October 2007, Deutsche Börse AG concluded a facility agreement with a consortium of 15 banks for a bridge loan of US$700,000,000 and €1,000,000,000 for the purposes of financing part of the acquisition of ISE. In the event of a change of control, the lead manager of the consortium must terminate the

agreement within a period of 30 days and declare all amounts due to the lenders immediately repayable, if required to do so by a majority of the consortium banks who together have provided two-thirds of the amount of the facility granted at the date of the change of control. In the terms of this facility agreement, a person or group of persons have control if they coordinate their actions and/or have the opportunity to govern the business of Deutsche Börse AG or Eurex Frankfurt AG or to determine the composition of the majority of the Executive Board.

- As part of the acquisition of ISE, it was agreed that no person or group may directly or indirectly acquire more than 40 percent of the shares in ISE or control over the voting rights attached to more than 20 percent of the shares in ISE without the prior approval of the U.S. Securities and Exchange Commission (SEC). Otherwise, the requisite number of ISE shares must be transferred to a trust so as to comply with the limits.
- Members of Deutsche Börse AG's Executive Board have a special right of termination in the event of a change of control. According to the agreements with all Executive Board members, a change of control has occurred if (1) a shareholder or third party discloses in accordance with sections 21, 22 of the WpHG (Wertpapierhandelsgesetz, the German Securities Trading Act) its ownership of more than 50 percent of the voting rights in Deutsche Börse AG, (2) an intercompany agreement in accordance with section 291 AktG is entered into with Deutsche Börse AG as a dependent company, or (3) Deutsche Börse AG is absorbed in accordance with section 319 AktG or merged in accordance with section 2 of the UmwG (Umwandlungsgesetz, the German Reorganization and Transformation Act).

In addition to the above-mentioned agreements, Deutsche Börse AG and its subsidiaries are party to further agreements that are subject to a change of control provision in the event of a takeover offer. However, in the opinion of Deutsche Börse AG, they are not material within the meaning of section 315 (4) HGB.

The compensation agreements entered into with the members of the Executive Board in the event of a takeover offer can be found in the remuneration report on pages 51 to 58 of the corporate governance chapter.

Strategy and internal management control

Strategy

In recent years, Deutsche Börse Group has developed into one of the largest exchange organizations in the world and achieved sustained increases in its enterprise value. The strategy that has enabled the Company to achieve its leading position will continue to be pursued. In this context, Deutsche Börse Group will continue to target organic growth, but will also consider external opportunities for development if these appear likely to be commercially worthwhile.

The foundation for this ongoing growth is the Group's integrated business model. With the aim of offering customers efficient and cost-effective services, the model is based on two key pillars:

- The integration of different financial market services such as trading, clearing, settlement, administration and custody
- The provision of these services for different asset classes such as equities, bonds, funds and derivatives

The efficiency of the business model is reflected on the one hand by the fact that Deutsche Börse Group is one of the providers of trading, clearing and settlement services with the most attractive prices, and on the other in the profitability of the Company. Deutsche Börse Group is one of the most profitable companies in its sector, with an EBITA margin (earnings before interest, tax and goodwill impairment) of 62 percent in the year under review.

The organic growth targeted by Deutsche Börse Group is influenced by the following factors:

- The performance of the financial markets in line with general economic conditions (e.g. increase in volatility in the cash market)
- Structural changes in the financial markets (e.g. increasing use of derivatives by investment funds)
- The Company's ability to innovate (e.g. constant introduction of new products and services)

22 May

82.68

While the Company cannot affect the performance of the financial markets, since these evolve in line with general economic conditions, it is able to exert an influence on the latter two factors in part or in full and to continue to reduce its dependence on the factors outside its control.

In order to take advantage of opportunities for external growth, Deutsche Börse Group constantly monitors and assesses the possibilities which arise. The successful merger with ISE shows that the Company is open to cooperation and business combinations in various forms, provided that these create value for the Company and its shareholders.

Internal management control

Deutsche Börse Group's internal management control system is primarily based on the performance indicators EBITA, costs, return on shareholders' equity and interest cover ratio (the ratio of consolidated EBITDA to interest expense).

Deutsche Börse Group manages its EBITA via revenue and costs. Revenue is composed of sales revenue with external customers, net interest income from banking business, own expenses capitalized and other operating income. Sales revenue with external customers is generally dependent on the three growth factors described above (performance of the financial markets, structural changes and the Company's ability to innovate). Net interest income from banking business is dependent on the development of Clearstream's international settlement business on the one hand and the development of short-term interest rates in the euro zone and the US on the other. Own expenses capitalized comprise development costs for internally generated computer software. Other operating income results mainly from operating the Eurex Zürich derivatives market for SWX Swiss Exchange AG.

With regard to costs, the Company distinguishes between fee and commission expenses from banking business, staff costs, depreciation, amortization and impairment losses (excluding goodwill impairment) and other operating expenses. Fee and commission expenses from banking business are a variable cost component whose amount depends on the development of the international settlement and custody business at Clearstream. Staff costs comprise wages and salaries as well as social security contributions and the cost of retirement benefits. They are firstly subject to an element of inflation and secondly depend on the development of Deutsche Börse AG's share price, since they also include changes in the provisions and payments in respect of the stock option plan that was terminated in 2006 and the Stock Bonus Plan for members of the Executive Board and senior executives that was launched in 2007. The depreciation, amortization and impairment losses for intangible assets, property, plant and equipment, and investment property (excluding goodwill) is dependent on the amount of investments capitalized. Other operating expenses principally comprise the costs of developing and operating the Group's technological infrastructure, office infrastructure costs and marketing costs.

Since around 80 percent of Deutsche Börse Group's total costs are fixed costs, the Company can handle higher volumes of business without a significant increase in costs. The approximately 20 percent represented by variable costs include fee and commission expenses from banking business, the operation of the floor trading system and various license fees, among other items.

In November 2006, Deutsche Börse Group announced its cost target for the year under review: to close financial year 2007 with a moderate, to a large extent inflation-driven increase in costs of 3 to 5 percent. However, costs in 2007 were negatively impacted by exceptional expenses, in particular by provisions for the stock option plan, which were higher than expected, by severance payments and by provisions for restructuring costs. These exceptional expenses amounted to around €170 million in total and thus accounted for the increase in total costs in the year under review by 21 percent over the previous year. Total costs amounted to €1,323.5 million in 2007 (2006: €1,092.4 million).

In September 2007, Deutsche Börse Group announced a restructuring and efficiency program aimed at further optimizing operating costs. In the financial years 2008 to 2010, the program is expected to generate successively increasing cost savings; from 2010 onwards these are expected to amount to €100 million p.a., while investments in future growth should remain constant. In the year under review, provisions of some €50 million were recognized for the restructuring costs required to achieve the savings. Further details on the restructuring and efficiency program are provided in the report on expected developments on pages 97 to 100.

The return on shareholders' equity after taxes is another key performance indicator underlying Deutsche Börse Group's strategy. It represents the ratio of after-tax earnings to the average equity available to the Company in 2007. Last year, this ratio increased to 39.4 percent (2006: 30.1 percent), due to the significant growth in earnings.

In September 2007, Deutsche Börse Group resolved a revised financing concept for the acquisition of ISE with the aim of further improving the capital structure and resuming its share buy-back program. The financing concept provides for the issue of debt securities and hybrid instruments totalling around €1.5 billion. The aim in targeting an interest cover ratio (ratio of consolidated EBITDA to interest cost on financial liabilities) of at least 16 for Deutsche Börse Group and at least 25 for Clearstream, and complying with specific capital adequacy measures for Clearstream, is to maintain Clearstream's current "AA" rating. Further information on the program is presented in the "Financial assets" section (see page 86).

Economic environment

The macroeconomic environment continued to develop positively in the past financial year. According to current estimates, real GDP in the OECD countries rose by an average of 2.7 percent (2006: 3.2 percent). At the same time, 2007 was dominated by substantial volatility on the financial markets, increased commodity prices and the continuing weak dollar. According to figures published by the World Bank, the global economy grew by 3.6 percent, falling slightly short of market expectations.

In the context of macroeconomic development, Deutsche Börse Group's business is mainly influenced by cyclical trends in Germany, the rest of Europe and the United States.

The German economy continued its strong growth in the year under review, though the pace of growth in the first half of 2007 was somewhat slower than in the previous year. Domestic demand, which had risen in 2006, remained at a lower level in the first six months of 2007 due to the VAT increase that took effect on 1 January 2007, among other things. However, thanks to a buoyant export market and the economic upswing in the second half of the year, the German economy performed better overall in 2007 than the Company had expected. Over the year as a whole, real GDP was up by 2.5 percent year-on-year.

At the European level as well, brisk investment activity and greater demand from export markets provided momentum to the economy. In 2007, according to current estimates, real GDP increased by 2.6 percent in the euro zone. As a result of this growth and the associated inflation risks, the European Central Bank raised its key interest rate by a total of 0.5 percentage points over the course of the year to 4.0 percent.

From summer 2007 onwards, the capital markets were impacted by the increased awareness of US subprime credit risk ("subprime crisis"), which lead to a more general repricing of all credit risks. Nevertheless, the US economy grew faster than economists had expected in the year under review. Real GDP is expected to have grown by 2.2 percent in 2007 overall (2006: 2.9 percent). This decrease against the previous years is primarily attributable to the decline in private consumption and residential construction. To counter the risk of an economic downturn and a possible recession, the Federal Reserve cut the federal funds rate over the course of the year to 4.25 percent (end of 2006: 5.25 percent).

In spite of the turmoil caused by the subprime crisis, the financial markets performed well over the year in view of the economic growth, though they did experience much greater volatility.

While equity markets recorded gains in the first half of the year on the back of a positive economic outlook, they stagnated in the second half of 2007 under the weight of the subprime crisis and rising commodity prices. For example, Germany's blue-chip index DAX reached an all-time high of 8,106 points on 16 July and gained 22 percent during the year to reach 8,067 points, in spite of a dip in the second half. In general, the equity markets were affected by structural growth, a significantly greater volatility and much higher trading volumes than in previous years.

24 May

84.26

Growth of trading activity on selected European cash markets

		2007 bn	Change 2007 vs. 2006 %
Deutsche Börse Group – Xetra [1]	€	2,443	53
Bolsas y Mercados Españoles [1]	€	1,666	45
London Stock Exchange [1) 2)]	£	2,150	42
Euronext [1) 3)]	€	3,305	39
Borsa Italiana [1) 2)]	€	1,575	37
OMX	€	1,043	34

Source: World Federation of Stock Exchanges, own calculations
1) Trading volume in electronic trading (single-counted)
2) Part of the London Stock Exchange Group
3) Part of NYSE Euronext

On the derivatives markets, the turmoil in the international financial markets that unleashed considerable volatility on the Asian exchanges right at the start of 2007 led to a sharp rise in the volumes of equity and equity index derivatives traded. Trading in these products increased further as the year progressed, initially due to the higher valuation of the equity markets and, from August onwards, as a result of the uncertainty generated by the subprime crisis. The trading volume of interest rate derivatives remained consistently high in 2007. Short-term interest rate products benefited most from the tense situation on the money market as a consequence of the subprime crisis.

Growth of trading activity on selected derivatives markets

Traded contracts	2007 m	Change 2007 vs. 2006 %
CBOE	944	40
Deutsche Börse Group – ISE	805	36
Euronext.Liffe	949	30
CME Group	2,805	27
Deutsche Börse Group – Eurex	1,900	24

Source: The exchanges listed

According to the Bank for International Settlements, the face value of bonds issued internationally on the bond markets – a relevant figure for Deutsche Börse Group's custody business – increased by 19 percent to €14.6 trillion between June 2006 and June 2007. In the same period, the face value of securities issued domestically rose by only 4 percent. The higher volume of bond issuance is primarily due to the low interest rates (by long-term standards) and the resulting attractive financing opportunities for issuers. As in 2006, the trend towards the issue of international securities continued in the year under review. After rising by 46 percent in the first two quarters, the net issue volume of bonds issued internationally fell year-on-year in the third quarter as a result of the turbulence in the financial markets.

Development of bond markets

	2007 € trillions	Change %
Bonds outstanding [1]		
International	14.6	19
Domestic	31.2	4
Net issue volume [2]		
International	1.4	46
Domestic	1.0	3

Source: Bank for International Settlements, as of end of June 2007
1) As of 30 June 2007, growth compared with 30 June 2006
2) First six months of 2007, growth compared with first six months 2006

Overview of business development

In 2007, Deutsche Börse Group achieved by far the best results in its history. The financial market environment, which was dominated by uncertainty, growing volatility and therefore increased trading activity during the year, contributed to this positive outcome. As a result of the scalability of its business model, Deutsche Börse Group was able to report most of the additional sales revenue generated as additional earnings.

Sales revenue in the year under review went up by 18 percent to €2,185.2 million (2006: €1,854.2 million). Total costs in the year under review rose by 21 percent to €1,323.5 million (2006: €1,092.4 million) as a result of exceptional expenses. Nevertheless, consolidated profit improved substantially: EBITA reached a new record figure of €1,345.9 million (2006: €1,029.1 million), an increase of 31 percent.

Deutsche Börse Group achieved a 36 percent growth in net income, which rose to €911.7 million (2006: €668.7 million). In addition to the substantially higher EBITA, the increased net financial result also had a positive effect on net income. Adjusted for exceptional, non-taxable income, the tax rate amounted to some 36 percent as in the previous year.

Key figures by quarter

	Q1		Q2		Q3		Q4	
	2007 €m	2006 €m	2007 €m	2006 €m	2007 €m	2006 €m	2007 €m	2006 €m
Sales revenue	543.1	464.7	542.5	491.1	561.9	432.0	537.7	466.4
Total costs	313.3	266.1	311.9	259.1	274.5	257.2	423.8	310.0
EBITA	300.3	257.0	321.8	291.4	368.3	255.0	355.5	225.7
Net income for the period	192.3	162.0	210.7	185.8	238.2	175.1	270.5	145.8
Earnings per share (€)	0.98	0.81	1.09	0.93	1.23	0.88	1.40	0.74

The improvement in earnings per share by 40 percent to €4.70 (2006: €3.36) was even more impressive. An additional factor here was the lower average number of shares outstanding following the share buy-backs. In 2007, the third quarter was the best during the reporting period in terms of sales revenue and earnings (see table above).

Deutsche Börse Group's key performance figures

	2007 €m	2006 €m	Change %
Sales revenue	2,185.2	1,854.2	18
Total costs	1,323.5	1,092.4	21
EBITA	1,345.9	1,029.1	31
Net income	911.7	668.7	36
Earnings per share (€)	4.70	3.36	40

Employees

As at 31 December 2007, Deutsche Börse Group had 3,281 employees (31 December 2006: 2,966). The increase was mainly attributable to the acquisition of ISE, the launch of an IT development center in Prague and the creation of the Scoach trading platform for structured products.

Employees by segment

	31 Dec. 2007	31 Dec. 2006
Xetra	167	182
Eurex	282	173
Clearstream	925	931
Market Data & Analytics	199	200
Information Technology	1,216	1,049
Corporate Services	492	431
Total Deutsche Börse Group	**3,281**	**2,966**

Deutsche Börse Group had an average of 3,052 employees (2006: 2,935) in 2007. There was an average of 2,854 full-time equivalent (FTE) employees during the year (2006: 2,739).

In the course of the year, 223 employees left Deutsche Börse Group, resulting in a staff turnover rate of less than 7 percent, more or less equivalent to that in previous years.

Sales revenue per employee rose by 5 percent during the reporting period and amounted to €766 thousand (2006: €677 thousand). Staff costs per employee rose by 31 percent to €198 thousand (2006: €151 thousand), largely due to higher costs related to the stock option plan for Executive Board members and senior executives of Deutsche Börse AG and its subsidiaries.

As at 31 December 2007, Deutsche Börse Group employed people at 18 locations worldwide. The key countries and regions are:

Employees per country/region

	31 Dec. 2007	%
Germany	1,586	48.3
Luxembourg	1,095	33.4
United Kingdom	110	3.4
Rest of Europe	168	5.1
North America	295	9.0
Asia	23	0.7
Middle East	4	0.1
Total Deutsche Börse Group	**3,281**	

29 May

87.75

The average age of Deutsche Börse Group's employees at the end of the year under review was 39.2 years. The employee age structure as at 31 December 2007 was as follows:

Deutsche Börse Group employees' age structure


Under 30 years 10 %
Over 50 years 10 %
44 % 30 – 39 years
40 – 49 years 36 %

The average length of service at the end of the year under review was 9.1 years. The following table illustrates the length of service of the Group's employees as at 31 December 2007:

Employees' length of service

	31 Dec. 2007	%
Less than 5 years	908	27.7
5 to 15 years	1,852	56.4
More than 15 years	521	15.9
Total Deutsche Börse Group	**3,281**	

As at 31 December 2007, the percentage of graduates among Deutsche Börse Group's employees was 55 percent. This figure is calculated on the basis of the number of employees holding a degree from a university, a university of applied technology, or a professional academy, as well as employees who have completed studies abroad. In total, the Company invested an average of 3.5 days per employee in staff training.

Environmental protection

Deutsche Börse Group treats the environment with great care in all its activities as a matter of course. Deutsche Börse's normal business activities, which cover the entire value chain of a securities transaction, do not entail any direct environmental risk. Environmental protection measures therefore relate to the infrastructure of its office buildings in Frankfurt and Luxembourg, to the selection and monitoring of suppliers and to motivating employees to act in an environmentally responsible manner in the workplace.

In Luxembourg, the Clearstream subgroup once again received a quality label for environmentally responsible waste management. The label is awarded by Luxembourg's Ministry for the Environment and the Chambre des Métiers (Chamber of Trades) in recognition of companies that implement the waste management concept issued by the two Luxembourg institutions in their day-to-day operations.

The Frankfurt headquarters to which Deutsche Börse AG moved in 2000, as well as the buildings for the Luxembourg subsidiary Clearstream International S.A. that opened in 2003, were all designed to take advantage of state-of-the-art energy-saving concepts. In the year under review, a further improvement in the Group's energy consumption was achieved by introducing the free-cooling system, which has already proven its worth in the Clearstream buildings, in Frankfurt as well. In order to use energy more efficiently, outside air is used to cool offices and data centers in spring and autumn.

At its Frankfurt headquarters, Deutsche Börse Group also emphasized its commitment to environmental protection by participating in the ÖKOPROFIT initiative (the acronym stands for ecological project for integrated environmental technology).

Research and development activities

As a service provider, Deutsche Börse Group does not engage in research and development activities comparable with those of manufacturing companies. This section of the report has therefore been omitted. The Group's product and services development activities are described in more detail in the report on expected developments.

Deutsche Börse shares

Deutsche Börse's share price rose by 95 percent in the course of 2007 and closed the year at €135.75 (2006: €69.71) on the last trading day. The low for the year was €68.91 in the course of 5 January 2007 and the intraday high for the year was €136.32 on 6 December 2007.

Following the resolution adopted by the Annual General Meeting on 11 May 2007, Deutsche Börse AG implemented a capital increase from retained earnings. It increased the capital by €100 million to €200 million on 8 June 2007 by issuing one new share ("bonus share") for each existing share. The quotation of the shares was changed as of the start of trading on 11 June 2007.

The excellent performance, the prospect of continuous capital market growth and market expectations that stock exchange consolidation will continue all contributed to the sustained and widespread interest in Deutsche Börse AG shares among national and in particular international investors. As at 31 December 2007, the proportion of non-German shareholders remained high at 82 percent. The proportion of institutional investors also remained high: as in 2006, they accounted for 98 percent of the Company's shares at the end of the year under review.

Results of operations, financial position and net assets

Results of operations

Deutsche Börse Group achieved a further improvement in its operating results in 2007. Sales revenue increased by 18 percent to €2,185.2 million (2006: €1,854.2 million) and thus exceeded the Company's expectations. All Group segments contributed to this increase in sales revenue with significant, predominantly double-digit growth rates. The high level of market uncertainty following the subprime crisis had a positive impact on trading activity in the cash and derivatives markets. The initiatives implemented during the year under review to make trading on Xetra and Eurex faster, more efficient and more cost-effective for market participants also increased trading volumes. Due to the large number of new issues on the primary market for bonds and a sharp rise in the number of securities transactions, there was also a further increase in sales revenue from the Group's post-trading services in the Clearstream segment.

Alternative trading platforms that have emerged in the context of introducing the EU Markets in Financial Instruments Directive (MiFID) had no negative effect on the Group's business activities in the year under review.

Sales revenue by segment
€ millions


314.1
435.0
597.8
713.9
700.3
768.2
148.1
168.3
93.9
99.8
06 07
Xetra
06 07
Eurex
06 07
Clearstream
06 07
Market Data & Analytics
06 07
Information Technology

In addition to sales revenue, Deutsche Börse Group's total revenue includes net interest income from banking business, own expenses capitalized and other operating income. Net interest income in the year under review rose by 53 percent to €230.8 million (2006: €150.7 million), reflecting increased settlement activities in Clearstream's international settlement business, exceptionally high cash balances and higher interest rates. Own expenses capitalized rose by 13 percent in 2007 to €25.1 million (2006: €22.2 million) due to the slight increase in development activities. Other operating income increased in the reporting year from €85.8 million to €223.4 million, mainly due to the sale of land and buildings in Luxembourg (see the "Net assets" section).

31 May

87.96

Deutsche Börse Group's total costs increased by 21 percent to €1,323.5 million in the year under review (2006: €1,092.4 million), mainly as a result of one-time factors. More specifically, the increase was largely due to the following items:

- One-time expenses of around €50 million for the efficiency and restructuring program resolved in the third quarter
- Expenses of around €18 million relating, amongst others, to the departure of two members of the Company's Executive Board
- One-time expenses of around €10 million relating to projects such as the acquisition of ISE and the development and introduction of the new organizational structure on 1 July 2007
- An impairment loss of around €4 million recognized on software in the second quarter

In addition, variable costs, in particular fee and commission expenses from banking business, were higher year-on-year due to the strong business performance in the Clearstream segment.

Staff costs were a further cost driver. These rose by 36 percent to €566.2 million, due primarily to two factors:

- Higher costs relating to the stock option plan for the Executive Board and senior executives of Deutsche Börse AG and its subsidiaries. In 2007, Deutsche Börse's share price rose by 95 percent, thus significantly outperforming the Dow Jones STOXX 600 Technology (Return) (EUR) benchmark index. The total expense for the stock option plan therefore increased to €140.6 million (2006: €71.9 million).
- The record number of employees, representing over 50 percent of the workforce, who took part in the Group Share Plan. Expenses for the Group Share Plan amounted to around €12.0 million. Under this plan, employees bought more than 220,000 shares in total at a discount of up to 40 percent on the issue price. In addition, the Company granted them one bonus share for every ten shares subscribed.

Both the stock option plan and the Group Share Plan are presented in detail in note 47 of the notes to the consolidated financial statements.

Deutsche Börse Group increased EBITA (earnings before interest, taxes and goodwill impairment) by 31 percent year-on-year to €1,345.9 million (2006: €1,029.1 million). The EBITA margin rose to 62 percent (2006: 56 percent). All business areas and in particular the Eurex, Clearstream and Xetra segments, contributed to the increase in earnings.

EBITA and profitability by segment

	2007		2006	
	EBITA €m	EBITA margin %	EBITA €m	EBITA margin %
Xetra	250.1	57	179.0	57
Eurex	443.2	62	392.7	66
Clearstream	379.4	49	324.3	46
Market Data & Analytics	88.3	52	58.7	40
Information Technology	100.2	20[1]	93.8	21[1]
Corporate Services	87.6	–	–23.9	–
Reconciliation	–2.9	–	4.5	–
Total	**1,345.9**	**62**	**1,029.1**	**56**

1) EBITA/(internal + external sales revenue)

The improved earnings situation as against the previous year is primarily due to the organic growth in sales revenue in all areas. EBITA was negatively impacted by an adjustment to the equity method-accounted investment in U.S. Futures Exchange LLC (USFE, formerly named Eurex US) in the second quarter of the year under review. However, the Company was able to more than offset this effect through exceptional income from the sale of a plot of land in Luxembourg at the beginning of 2007 and of the office buildings "The Square" at the end of November 2007.

Cost overview

	2007 €m	2006 €m	Change %
Fee and commission expenses from banking business	161.6	141.4	14
Staff costs	566.2	414.9	36
Depreciation, amortization and impairment losses (other than goodwill)	126.0	130.4	–3
Other operating expenses	469.7	405.7	16
Total	**1,323.5**	**1,092.4**	**21**

Xetra segment

Business activities in the Xetra cash market segment continued to develop extremely positively in 2007. Trading volumes both on the Xetra electronic trading system and in floor trading again rose significantly as against the already strong performance in the previous year. The main growth drivers were the increased volatility in the market and structural changes, in particular the growth of algorithmic trading.

The number of transactions on the Xetra electronic trading system rose by 64 percent year-on-year to 176.3 million. The trading volume (single-counted) was 53 percent higher at €2,443.0 billion. The development of business on Xetra is largely dependent on the trading activities of institutional investors and banks' own-account trading. A number of factors had a positive effect on the Xetra trading volume: temporary uncertainty in the financial markets – due among other things to volatility in the Asian stock markets in the first quarter and the US subprime crisis that erupted in the third quarter –, rising company profits and the increase in the levels of the leading indices over the year. Structural changes in trading also played a major role in addition to these general economic factors. The increasing use of fully computerized trading strategies is particularly noteworthy here. The proportion of algorithmic trading rose again in the year under review, accounting on average for around 39 percent of the total Xetra trading volume (2006: 34 percent). The largest 10 trading participants accounted for 52 percent, the largest 20 for 69 percent of the trading volumes on Xetra, showing no significant change compared with 2006. Measured in terms of the order book volume, the largest market participant had a market share of 7 percent (2006: 8 percent).

In floor trading, the trading volume (single-counted) increased by 7 percent to €109.5 billion. Trading volumes on the floor of Frankfurter Wertpapierbörse (the Frankfurt Stock Exchange) are mostly dependent on orders from private investors. Trading volumes on the stock exchange floor fell slightly during the first half of 2007, but then recovered at the end of the period. Due to the general economic uncertainty and increased volatility of the DAX benchmark index and other indices, trading activity picked up considerably during the normally relatively quiet third quarter, rising by 41 percent year-on-year. In the fourth quarter, trading activity settled again at the previous year's level.

The joint venture for structured products established by Deutsche Börse AG and Swiss Financial Market Services AG, which has been operating since 1 September under the name Scoach, can look back on a very successful year. Trading volumes increased by 50 percent year-on-year to €98.5 billion. Due to the structure of the joint venture, half of Scoach's profits go to Swiss Financial Market Services AG.

The XTF segment for exchange-traded index funds increased its trading volume by 63 percent in the year under review to €108.9 billion (2006: €66.7 billion). With the largest offering of all European exchanges, Deutsche Börse was able to maintain its position as leading market place in Europe for trading ETFs.

Cash market: Trading volume (single-counted)

	2007 €bn	2006 €bn	Change %
Xetra	2,443.0	1,592.9	53
Floor[1]	109.5	102.4	7
Scoach[2]	98.5	65.6	50

1) Excluding certificates and warrants; they are shown in the row for the Scoach joint venture
2) The joint venture was set up on 1 January 2007; pro-forma figures for 2006

All in all, the Xetra segment increased its sales revenue by 38 percent to €435.0 million (2006: €314.1 million). In addition to income from trading, the central counterparty for equities (CCP) operated by Eurex Clearing AG, income from cooperation agreements and listing fees also contributed to this growth. The sales revenue generated by the central counterparty is primarily dependent on the activity level on the Xetra trading system. To stimulate growth in highly price-sensitive trading volumes, Eurex Clearing AG reduced its fixed fees for equity trades in Xetra and on the floor of the Frankfurt Stock Exchange in summer 2007. Income from cooperation agreements mainly stems from systems operation for the Irish Stock Exchange and the Vienna Stock Exchange. As of mid 2008, Xetra will take over systems operation for the Bulgarian Stock Exchange, from which it will generate additional income. Listing fees are generated on the basis of the number of companies newly admitted to listing and the total number of companies quoted.

4 June

87.85

Breakdown of sales revenue in the Xetra segment
€ millions


435.0
314.1
29.6
37.6
53.7
115.1
199.0
24.2
64.2
85.5
140.2
Other[1]
Scoach
Floor trading
Central counterparty for equities
Xetra electronic trading system
2006
2007

1) Including income from listing and cooperation agreements

Contract volumes in the derivatives market

	2007 m contracts	2006 m contracts	Change %
Equity index derivatives	753.6	487.4	+55
Equity derivatives	374.5	308.1	+22
Interest rate derivatives	771.7	731.2	+6
Total[1]	**1,899.9**	**1,526.8**	**+24**

1) Due to rounding, the total does not equal the sum of the individual figures shown.

The 32 percent rise in costs to €215.6 million (2006: €163.9 million) is mainly attributable to additional costs incurred as a result of the consolidation of the joint venture with Swiss Financial Market Services AG. Marketing expenses and investments in the software releases Xetra 9.0 and CCP 4.0 were also up on the comparable expenses for 2006.

As sales revenue rose sharply, the Xetra segment improved profitability significantly in financial year 2007 despite higher costs. EBITA in the Xetra segment rose by 40 percent year-on-year to €250.1 million (2006: €179.0 million), producing an EBITA margin of 57 percent (2006: 57 percent).

Eurex segment

The joint venture between Deutsche Börse AG and SWX Swiss Exchange AG can look back on an extremely successful financial year in which sales revenue grew by 19 percent to €713.9 million (2006: €597.8 million). As in 2006, the main revenue drivers were equity index derivatives with a 52 percent share and interest rate derivatives with a 35 percent share of total sales revenue.

Trading activity in the segment increased by 24 percent year-on-year to reach 1,900 million contracts traded (2006: 1,527 million), a new record level. Equity index derivatives made the largest contribution to this growth with an increase of 55 percent in contract volumes in the year under review. The 10 (20) largest trading participants contributed 30 percent (49 percent) to the contract volumes in the year under review compared with 35 percent (52 percent) in 2006.

The structural growth drivers mentioned in the 2006 report continued to have a significant effect on the segment's growth in 2007:

- Thanks to the new European legal and administrative framework (UCITS III), investment funds may also increasingly use derivatives.
- Market players are now making more use of derivatives to hedge financial market risks.
- Issuers of structured cash market products use derivatives to create and manage products, and as hedging instruments.
- Banks and investors are increasingly applying fully automated trading strategies (similar to algorithmic trading on Xetra).
- Assets managed by hedge funds with very high levels of trading activity have grown.

The uncertainty that dominated capital markets worldwide and the high and at the same time volatile index levels also had a positive impact on trading volumes. In addition, the raise of the key interest rate by the European Central Bank in June 2007 and traders' expectations regarding future interest rate movements resulted in a strong increase in interest rate derivatives, in particular in the period from June to August 2007 (38 percent increase compared with the same period in 2006).

In addition to these external factors, new products and services provided by the segment help boost trading by market participants. A series of futures on individual equities, equity options and equity index options were introduced in the year under review.

On 1 February 2007, Eurex launched a program to increase proprietary trading. This provides for volume rebates for on-exchange transactions involving Eurex's major product groups. As expected, the price reductions resulted in a decline in sales revenue per contract. However, Eurex was able to offset this effect through the dynamic growth in volumes.

1 August 2007 saw the start of the "Trader Development Program", a two-year initiative that aims to attract new traders in promising regions. Participants in this program do not pay any fees for transactions up to a limit of 2 or 3 million contracts.

Breakdown of sales revenue in the Eurex segment
€ millions


713.9
41.1
53.4
251.6
367.8
597.8
39.5
51.6
248.6
258.1
Other
Equity derivatives
Interest rate derivatives
Equity index derivatives
2006
2007

Due to higher provisions for the stock option plan, increased costs for network and application development and system performance enhancements, as well as project costs for the acquisition of ISE, the segment's total costs were 20 percent higher year-on-year at €338.6 million (2006: €281.6 million).

Overall, EBITA for the Eurex segment grew by 13 percent to €443.2 million (2006: €392.7 million). Eurex therefore achieved an EBITA margin of 62 percent (2006: 66 percent). In the second quarter 2007, EBITA was negatively impacted by an adjustment to the equity method-accounted investment in USFE, held by U.S. Exchange Holdings, a subsidiary of Deutsche Börse AG. The proportionate equity interest for the 27.71 percent share in USFE amounted to US$10.5 million at the beginning of the year. USFE's losses were deducted in full from the proportionate equity interest. In 2006, additional income amounting to about €24 million and a reimbursement of non-recoverable input tax in the amount of €15.3 million had a positive effect on the EBITA of the segment.

On 19 December 2007, Eurex received the approval of the U.S. Securities and Exchange Commission (SEC) to acquire ISE and was thus able to complete the transaction before the end of the year. The ISE shareholders had already approved the sale of the company on 27 July 2007. As it took place near the end of the year under review, the merger did not have any significant or business-related effects on the 2007 results.

Clearstream segment

In 2007, a key factor driving Clearstream's business activities was the strong growth in custody and settlement business involving both domestic and international securities. In the custody business, the overall average value of securities deposited with Clearstream, which is the factor that determines deposit fees, rose 14 percent to €10.5 trillion (2006: €9.2 trillion), thereby exceeding the €10 trillion mark for the first time. Due to the higher valuations on the equity market and an increasing number of domestic securities, the average value of domestic securities deposited increased by 14 percent to €5.7 trillion (2006: €5.0 trillion), while the value of international securities deposited climbed 15 percent to €4.8 trillion (2006: €4.2 trillion) due to brisk activity on the underlying primary markets.

In its settlement business, Clearstream increased the overall number of settlement transactions by 18 percent in financial year 2007 to 123.1 million (2006: 104.7 million). Compared with 2006, settlement of OTC securities transactions in international and in domestic markets increased by 21 percent to 48.2 million transactions; in the case of on-exchange transactions, Clearstream recorded a rise of 16 percent to 74.9 million transactions. The growth in on-exchange transactions is due to the considerable uncertainty and volatility in the capital markets.

The strategically important global securities financing business recorded an increase in the average volume outstanding in December 2007 of 21 percent to €365.8 billion (December 2006: €301.2 billion). The offering in this area includes triparty repo, collateral management and securities lending products.

Average daily cash balances showed a significant increase year-on-year, rising by 50 percent to €5.60 billion (2006: €3.74 billion). The increase is due primarily to growth in the underlying transaction settlement business.

Clearstream segment: Key indicators

	2007	2006	Change
Custody[1]	€bn	€bn	%
Value of securities deposited (average value during the year)	10,504	9,203	14
International	4,783	4,170	15
Domestic	5,721	5,033	14
Settlement[1]	m	m	%
Securities transactions	123.1	104.7	18
International	33.9	29.8	14
Domestic	89.2	74.9	19
Global Securities Financing	€bn	€bn	%
Average outstanding volume in December	365.8	301.2	21
Average daily cash balances	€m	€m	%
Total	5,596	3,740	50
Euro	2,523	1,530	65
US dollars	1,642	1,403	17
Other currencies	1,431	807	77

1) Figures differ from information shown in previous periods due to a new statistical reporting method.

In 2007, the Clearstream segment increased its sales revenue by 10 percent to €768.2 million (2006: €700.3 million) and its net interest income from banking business by 54 percent to €230.6 million (2006: €150.1 million).

Staff costs went up due to the provisions made for the restructuring program and the stock option plan. This, together with a volume-driven rise in fee and commission expenses, made costs in the Clearstream segment rise by 16 percent to €641.8 million (2006: €552.6 million).

As a result, EBITA rose by 17 percent to €379.4 million (2006: €324.3 million), while the EBITA margin improved to 49 percent (2006: 46 percent).

Breakdown of sales revenue in the Clearstream segment

€ millions


768.2
700.3
75.7
40.1
150.3
434.2
81.5
55.4
165.1
466.2
Other
Global Securities Financing
Settlement
Custody
2006
2007

Market Data & Analytics segment

Sales revenue in the Market Data & Analytics segment continued to develop positively in 2007, rising by 14 percent to €168.3 million (2006: €148.1 million).

The segment generated 77 percent and therefore the majority of its sales revenue from the distribution of real-time data from the cash and derivatives markets operated by Deutsche Börse Group (2006: 79 percent). In addition to growth in established markets and with existing customers, the initiatives to attract customers in new markets also had an impact on the segment's revenues.

The growth was supported further by increases in sales of data packages, particularly higher-value products, and newly launched products and services. With its offerings in the context of the EU Markets in Financial Instruments Directive (MiFID), Market Data & Analytics also contributes to the Group's sales revenue growth. 60 customers have already been connected to the MiFID OTC post-trade transparency service and have published their post-trade data via Deutsche Börse Group.

Deutsche Börse Group increased its interest in Avox Ltd. to 77 percent in July 2007. The subsidiary specializing in data cleansing continued to expand its data services in the year under review.

The increase in other operating income in the Market Data & Analytics segment to €16.2 million (2006: €1.2 million) is mainly attributable to the sale of an interest in International Index Company Ltd.

Driven by the encouraging business development, the costs of data purchasing and the development of new products and services increased. The overall costs of the segment, however, rose by only 9 percent, as among other things the CEF data feeds have now been fully written off (€117.8 million in 2007 compared with €107.6 million in 2006).

As a result, the segment's EBITA increased by 50 percent to €88.3 million (2006: €58.7 million) and the EBITA margin rose substantially to 52 percent (2006: 40 percent).

Information Technology segment
External sales revenue in the Information Technology segment increased by 6 percent in the year under review to €99.8 million. The rise in revenue is attributable primarily to U.S. Futures Exchange L.L.C., whose trading platform and infrastructure continue to be operated by Deutsche Börse's IT segment as external business following the sale of the majority interest in mid 2006. Higher transaction volumes in floor trading and in Eurex trading also contributed to the increase in sales revenue.

The internal sales revenue generated from business with other segments within Deutsche Börse Group rose by 16 percent to €397.9 million (2006: €344.5 million), due to extended project activity.

In financial year 2007, the Information Technology segment invested more heavily in network and systems capacity to be able to process higher trading volumes quickly and reliably. The segment's total costs rose by 14 percent to €415.2 million (2006: €364.2 million), in particular as a result of higher depreciation and amortization charges. EBITA for the Information Technology segment improved by 7 percent in the year under review to €100.2 million (2006: €93.8 million).

Development of profitability
The Group's return on shareholders' equity increased to 39.4 percent in the year under review (2006: 30.1 percent). This was principally due to the growth in earnings.

The weighted average cost of capital (WACC) after taxes amounted to 6.5 percent in the year under review (2006: 8.2 percent). Deutsche Börse's cost of equity reflects the return on a risk-free alternative investment plus a premium for general market risk, and takes account of the specific risk of Deutsche Börse shares compared with the market as a whole, known as the beta. The cost of debt represents the terms on which Deutsche Börse is able to raise long-term debt finance.

Deutsche Börse's cost of capital

	2007 %	2006 %
Risk-free interest rate[1]	4.1	3.8
Market risk premium	4.8	5.0
Beta[2]	1.1	1.2
Cost of equity[3] (after tax)	9.3	9.9
Cost of debt[4] (before tax)	3.8	3.7
Tax shield[5] 36%	1.4	1.4
Cost of debt (after tax)	2.5	2.3
Equity ratio[6] (annual average)	58.6	77.0
Debt ratio[7] (annual average)	41.4	23.0
WACC (after tax)	6.5	8.2
WACC (before tax)	7.1	8.5

1) Average return on ten-year German federal government bonds
2) Statistical measure of the sensitivity of the price of an individual share to changes in the entire market. A beta of 1.0 means that the performance of the share moves strictly parallel to the reference market as a whole. A beta above 1.0 denotes greater volatility than the overall market and a beta below 1.0 less volatility.
3) Risk-free interest rate + (market risk premium x beta)
4) Interest rate on the €499.8 million corporate bond issued by Deutsche Börse Finance S.A. as well as minor effects from the bridge financing obtained in December for the ISE acquisition
5) Denotes and quantifies the reduction in tax paid that arises from the deductibility of interest payments on debt and is factored into the calculation of the cost of capital
6) 1 – debt ratio
7) (Total noncurrent liabilities + tax provisions + other current provisions + other bank loans and overdrafts + other current liabilities + trade payables + payables to associates + payables to other investors) / (total assets – financial instruments of Eurex Clearing AG – current liabilities from banking business – cash deposits by market participants); basis: average balance sheet items in the fiscal year

8 June
82.68

Deutsche Börse Group's profitability is also demonstrated by its return on capital employed (ROCE). This pre-tax figure measures the sustainable earnings generated from operating activities in relation to the capital employed in the business.

The difference between ROCE and the cost of capital is equal to the relative value added, which rose in the reporting year to 43.5 percent (2006: 36.7 percent). Absolute value added is calculated by multiplying this figure by capital employed. This rose by 41 percent to €1,171.5 million (2006: €841.7 million).

Return on Capital Employed (ROCE)

	2007 €m	2006 €m
EBITA	1,345.9	1,029.1
Intangible assets	1,865.9	1,475.2
+ Equity investments[1]	76.2	44.0
+ Cumulative depreciation and goodwill impairment[1]	186.4	186.4
+ Trade receivables and other non-interest-bearing current assets[1]	1,582.9	1,238.2
– Non-interest-bearing provisions[1]	646.2	425.8
– Non-interest-bearing liabilities[1]	373.5	223.6
= Capital employed	**2,691.7**	**2,294.3**
ROCE: EBITA as % of capital employed	**50.0**	**44.9**
Relative value added (%)	**43.5**	**36.7**
Absolute value added (€m)	**1,171.5**	**841.7**

1) Annual averages

Financial position

Cash flow

Deutsche Börse Group generated cash flow from operating activities of €839.6 million in 2007 (2006: €843.4 million). The slight decrease in cash flow from operating activities against the previous year is primarily attributable to an increase of €266.5 million in receivables and other assets (2006: increase of €48.4 million). This increase can be explained by a rise in technical closing date receivables from the CCP business amounting to €246.4 million. On 2 January 2008, this position showed a balance of only €2.5 million.

The cash outflow from investment activities rose, primarily due to payments for the acquisition of ISE, to €1,753.2 million (2006: outflow of €269.8 million). Cash used in investments in intangible assets and property, plant and equipment was slightly higher year-on-year at €79.7 million (2006: €69.2 million).

There were net cash inflows of €927.0 million from financing activities (2006: outflow of €592.1 million), chiefly from short-term financing in the context of the ISE acquisition. There were outflows in financing activities due to the dividend payment of €329.8 million for financial year 2006 and the purchase of own shares under the Group's capital management program, which was launched in 2005 and continued in September 2007.

As a result, cash and cash equivalents amounted to €1,040.2 million at the end of the year under review (2006: €1,026.8 million). Strong cash flows from operating activities ensure Group liquidity. Free cash flow, i.e. cash flows from operating activities less payments to acquire intangible assets and property, plant and equipment, was a bit lower year-on-year at €759.9 million (2006: €774.2 million). Due to the positive cash flow and adequate credit lines, as in 2007 no liquidity bottlenecks are expected to occur in financial year 2008.

In addition to the above mentioned metrics, the Company uses off-balance sheet operating leases, mainly within the scope of the "sale and lease back" transaction for the Clearstream International S.A. buildings in Luxembourg.

Cash flow statement (condensed)

	2007 €m	2006 €m
Cash flows from operating activities	839.6	843.4
Cash flows from investing activities	–1,753.2	–269.8
Cash flows from financing activities	927.0	–592.1
Cash and cash equivalents as at 31 December	1,040.2	1,026.8

Capital management program

Under its capital management program, Deutsche Börse distributes funds not required for the Group's operating business to its shareholders. Deutsche Börse Group aims to achieve a dividend distribution ratio of 40 to 60 percent of its net income for the year and to make further distributions in the form of share buy-backs. These measures are subject to special investment needs and capital requirements. The program is the result of an intensive review of capital requirements, which considers the Group's capital needs from legal, regulatory, credit rating and economic capital perspectives. To ensure the continued success of the Clearstream segment, which is active in securities custody and settlement, the Company aims to maintain Clearstream Banking S.A.'s strong "AA" credit rating. Furthermore, Deutsche Börse AG needs to maintain a strong credit profile for the benefit of its subsidiary Eurex Clearing AG. Customers of these business areas require a service provider with a conservative interest cover and debt/equity ratio and the ability to secure a strong credit rating. Deutsche Börse Group's primary objective is therefore to ensure that the interest cover ratio (ratio of EBITDA to interest cost) does not fall below 16 at Group level and 25 in the Clearstream subgroup and to ensure that tangible equity (equity in accordance with IFRS less goodwill) is at least €700 million at Clearstream International S.A. and at least €250 million at Clearstream Banking S.A. Additional aims include maintaining the subordinated profit participation rights with a volume of €150 million issued by Clearstream Banking S.A. to Deutsche Börse AG.

Following the announcement of the acquisition of ISE by Eurex Frankfurt AG on 30 April 2007, Deutsche Börse AG temporarily suspended its share buy-back program. On 17 September 2007, Deutsche Börse AG resolved a revised financing concept for the transaction. It is no longer necessary to use a significant amount of the profits earned in the year under review to finance the transaction due to the higher proportion of debt and hybrid capital that will now be used for this purpose.

The amended financing concept and the strong business performance in financial year 2007 enabled Deutsche Börse AG to resume the share buy-back program as of 20 September 2007. After returning around €1.4 billion to its shareholders in the form of share buy-backs and dividends in 2005 and 2006, Deutsche Börse Group paid a dividend for financial year 2006 amounting to €329.8 million and repurchased a further 4.1 million shares at a total price of €395.0 million in 2007. As at the balance sheet date of 31 December 2007, a total of €2.1 billion had been distributed to shareholders since the capital management program was launched.

Of the 32.5 million shares repurchased between 2005 and 2007, the Company cancelled 23.6 million shares in total. A further 0.8 million shares were acquired by employees under the terms of the Group Share Plan (see note 47 of the notes to the consolidated financial statements). As at 31 December 2007, the remaining 8.1 million shares were held by the Company as treasury shares.

Deutsche Börse Group analyzes its plans to continue holding and perform significant investments both on an individual basis and as part of its regular planning process. It also reviews its capital requirements on an ongoing basis as part of the planning process.

Financing of the acquisition of ISE

As described above in the "Capital management program" section, the acquisition of ISE by Eurex Frankfurt AG was financed on the one hand using profits earned. On the other, Deutsche Börse Group raised debt capital in the form of a syndicated credit facility amounting to €1.0 billion and US$0.7 billion. The credit facility was arranged for a term of one year and with the option to extend it for a further year. However, the Company expects to refinance the credit facility in 2008 by issuing long-term debt securities and hybrid capital.

Dividend

For financial year 2007, Deutsche Börse AG plans to continue its progressive dividend policy and will propose to the Annual General Meeting that a dividend of €2.10 per share be paid for the last financial year (with payment to be made in May 2008) – this represents an increase of 24 percent over the previous year (2006: €1.70). Based on this proposal, the distribution ratio is 44 percent of net

12 June

82.75

income (2006: 50 percent). Adjusted for extraordinary income from the sale of buildings in Luxembourg, which will take initial effect in the single-entity financial statements of Deutsche Börse AG in 2008, the distribution ratio is 51 percent. With 191.9 million shares in issue carrying dividend rights for financial year 2007, this would therefore result in a total distribution of €403.0 million (2006: €329.8 million).

Credit ratings

Deutsche Börse AG regularly has its creditworthiness reviewed by the rating agency Standard & Poor's, while Clearstream Banking S.A. is rated by Fitch and Standard & Poor's. In April 2007, Deutsche Börse terminated its cooperation with Moody's rating agency to reduce the number of ratings and the associated costs. Moody's had given Deutsche Börse an "Aa1" long-term credit rating.

In May 2007, the rating agency Standard & Poor's put Deutsche Börse's "AA" rating on creditwatch with "developing implications". Following the publication of the new financing plan for the acquisition of ISE and of the amended capital management program, Standard & Poor's removed the rating from this watch list at the end of September 2007 and confirmed the "AA" rating for Deutsche Börse AG and its subsidiary Clearstream Banking S.A. There were no other changes.

Ratings of Deutsche Börse AG

	Long-term	Short-term	Last updated
Standard & Poor's	AA	A–1+	27 September 2007

Ratings of Clearstream Banking S.A.

	Long-term	Short-term	Last updated
Fitch	AA	F1+	1 May 2007
Standard & Poor's	AA	A–1+	27 September 2007

Net assets

Deutsche Börse Group's noncurrent assets amounted to €4,183.8 million as at 31 December 2007 (2006: €1,907.6 million). Goodwill of €1,956.9 million (2006: €1,069.9 million) represented the largest part of these noncurrent assets. The increase compared with the previous year is attributable to the acquisition of ISE and the consolidation of Scoach, the joint venture for structured products between Deutsche Börse AG and Swiss Financial Market Services AG.

The other intangible assets, which amounted to €1,326.8 million as at 31 December 2007, also stem from the acquisition of ISE. Among other things, this balance sheet item comprises member relationships and the exchange license. In addition, Deutsche Börse Group invests primarily in trading and settlement systems, which are capitalized as software and amortized over the expected useful life. As at 31 December 2007, the balance sheet showed software with a residual carrying amount of €127.3 million (2006: €129.8 million).

In 2007, Deutsche Börse Group sold its plots of land and buildings in Luxembourg. In the second quarter, it generated exceptional income of €9.4 million from the sale of a plot of land. Additionally, in the fourth quarter of 2007, it sold the Luxembourg office buildings of its subsidiary Clearstream International S.A. to the real estate company IVG Immobilien AG, Bonn, for around €350 million. At the same time as the sale, the Clearstream subgroup concluded a lease agreement with the building's new owner. The selling price exceeded the carrying amount of around €230 million by €120.6 million.

Deutsche Börse Group holds securities from banking business amounting to €514.9 million (2006: €283.4 million) as financial assets. The increase is mainly due to investments in noncurrent financial assets.

Noncurrent assets were offset by equity amounting to €2,690.2 million (2006: €2,283.3 million) and noncurrent liabilities, mainly from deferred tax liabilities, of €771.4 million (2006: €646.4 million). In previous years, long-term debt included a corporate bond. As at balance sheet date 31 December 2007, due to its remaining term of only about five months, this bond is now included in other current liabilities. To finance the ISE transaction, the Company also raised a bridge loan of €1.0 billion and US$0.7 billion, which is expected to be refinanced in 2008 by issuing long-term debt securities and hybrid instruments in the same amount. The bridge loan has an initial term of one year, with the option to extend it for a further year. The interest payments on the loan are based

83.08

on the interbank reference rates Euribor and US dollar LIBOR, plus an agreed margin. Due to repayments made in December 2007, the loan amounted to €1.0 billion and US$0.53 billion as at 31 December 2007. Details of additional refinancing options for Deutsche Börse Group are presented in note 44 of the notes to the consolidated financial statements.

Overall, Deutsche Börse Group invested €79.7 million in intangible assets and property, plant and equipment in the year under review, 15 percent more than in the previous year (2006: €69.2 million). The investments were spread throughout all segments of Deutsche Börse Group.

Working capital
Working capital is current assets less current liabilities, excluding technical closing date balance sheet items. Current assets thus amounted to €660.8 million. As Deutsche Börse Group collects fees for most of its services directly after the end of the month, the trade receivables included in the current assets of €235.5 million as at 31 December 2007 (2006: €183.2 million) were relatively low when compared with the sales revenue. The current liabilities of the Group amounted to €1,269.7 million. For this reason, the Group had negative working capital of €608.9 million at the end of 2007 (2006: €–277.9 million). Excluding the corporate bond falling due in May 2008, the negative working capital amounted to €109.1 million. This reduction in negative working capital was mainly due to a technical closing date related rise in receivables from the CCP business of €246.4 million.

Technical closing date balance sheet items
The balance sheet items "current receivables and securities from banking business" and "liabilities from banking business" are technical closing date items that were strongly correlated in the year under review, and fluctuated between approximately €8 billion and €12 billion. These amounts mainly represent customer balances within Clearstream's international settlement business.

The balance sheet item "financial instruments of Eurex Clearing AG" relates to the function of Eurex Clearing AG: since the latter acts as the central counterparty for Deutsche Börse Group's various markets, its financial instruments are carried in the balance sheet at their fair value. The financial instruments of Eurex Clearing AG are described in detail in notes 3 and 44 of the notes to the consolidated financial statements and in the risk report below. On the quarterly balance sheet dates in 2007, the total value of these financial instruments varied between €60 billion and €80 billion.

Market participants linked to Eurex Clearing provide collateral partly in the form of cash deposits, which are subject to daily adjustments. The cash deposits are generally invested on a secured basis overnight by Eurex Clearing AG and reported in the balance sheet under "restricted bank balances". The total value of cash deposits on the respective 2007 quarterly balance sheet dates varied between €1 billion and €4 billion in the year under review.

Risk report

Risk management is a fundamental component of the management and control of Deutsche Börse Group. Effective and efficient risk management is vital to protecting the Group's interests: it enables the Group to achieve its corporate goals and safeguards its continued existence. The Group has therefore established a Group-wide risk management concept comprising roles, processes and responsibilities applicable to all staff and organizational entities of Deutsche Börse Group. This concept is designed to ensure that emerging risks can be identified and dealt with appropriately at an early stage.

Risk management: Organization and methodology
The Executive Board is responsible for the management of all risks. Deutsche Börse Group's risk management organization is decentralized. The market areas are responsible for identifying risks and report these promptly to Group Risk Management, a central function unit with Group-wide responsibilities. Group Risk Management assesses all new and existing risks. It also reports on a monthly and, if necessary, on an ad hoc basis to the Executive Board. Risk control is performed in the market areas, i.e. in the areas where the risks occur.

In 2007, Deutsche Börse Group strengthened its risk management organization, for example by recruiting further employees to the central function unit Group Risk Management. Risk control in the Clearstream market areas was expanded by introducing "Operational Risk Representatives", who are responsible for identifying and controlling operational risks in their area.

14 June

84.71

The risk management system of Deutsche Börse Group, as stated in the Group Risk Management Policy, aims at ensuring that all threats, causes of loss and potential disruptions are properly identified in good time, centrally recorded, assessed (i.e. quantified in financial terms to the greatest possible extent), reported to the Executive Board together with suitable recommendations and controlled.

Deutsche Börse Group has developed its own corporate risk structure and distinguishes between operational, financial, business and project risks (see chart on page 91).

Internal Auditing ensures through independent audits that the adequacy of the risk control and risk management functions is monitored. The results of these audits are also fed into the risk management system.

Group-wide risk management instruments

Deutsche Börse Group gives considerable attention to its risk mitigation process and ensures that appropriate measures are taken to avoid, reduce and transfer or intentionally accept risk.

Deutsche Börse Group has installed a standardized approach for measuring and reporting all operational, financial and business risks across its organization: the concept of "value at risk" (VaR). The purpose is to allow the overall risk appetite to be expressed in a comprehensive and easily understood way, and to facilitate the prioritization of risk management actions.

The VaR quantifies existing and potential risks. It denotes the maximum cumulative loss Deutsche Börse Group could face if certain independent loss events materialized over a specific time horizon for a given probability. Deutsche Börse Group's models are based on a one-year time horizon, 99 percent confidence level and assumption of uncorrelated events. In addition, the VaR is calculated at a confidence level of 99.9 percent to determine the Basel II regulatory capital requirements for the Clearstream subgroup companies.

Based on the example in the following chart, this means that there is a 99 percent probability that the cumulative loss within the next year will be below €2.5 million and, conversely, that there is consequently a 1 percent probability of a loss incurred through one or more incidents within the next year which, in total, will be equal to or greater than the VaR calculated.

Example illustrating the risk distribution relating to a confidence level of 99 percent


Probability
VaR = €2.5 million at a confidence level of 99%
99% of all losses are less than €2.5 million
1% of all losses are €2.5 million or more
0
0.5
1.0
1.5
2.0
2.5
3.0
3.5
4.0
Loss in €m

The calculation of the VaR is a three-step process:

1. Determination of the loss distributions for every single risk: this is performed for every single risk on the basis of historical data (such as market data, default, claim, or outage history) or risk scenarios. This distribution may be a lognormal distribution (often used for operational risk on account of processing errors) or a Bernoulli distribution (used e.g. for credit risk, where a counterparty either defaults or fulfills).

2. Simulation of losses using the Monte Carlo method: a Monte Carlo simulation is used to run multiple trials of all random loss distributions at the same time in order to achieve a stable VaR calculation. This produces a spread of possible total losses.

3. Calculation of VaR on the basis of the Monte Carlo simulation: to do this, the results of the Monte Carlo simulation are arranged in descending order by size. If there

are e.g. 100 simulations and a 99 percent confidence level is required, the second biggest loss corresponds to the VaR estimate.

In order to determine whether Deutsche Börse Group can bear the risk of a possible loss, the VaR calculated is compared against the then current EBITA forecasts. As at 31 December 2007, the total VaR of the Group represented less than half of its 2007 EBITA. The VaR is further reduced when the risk mitigation provided by Deutsche Börse Group's customized insurance program is also considered.

Risk structuring and assessment

The following sections describe the relevant individual risks in more detail.

Operational risks

Operational risk encompasses all existing and newly arising risks in the context of the ongoing provision of services by Deutsche Börse Group. In terms of content, operational risk is defined as the risk of loss resulting from inadequate or defective systems and internal processes, from human or technical failure, from inadequate or defective external processes, from damage to physical assets as well as from legal risks and risks associated with business practices. For Deutsche Börse Group, the main operational risks lie in the disruption to the uninterrupted and smooth delivery of its core products. In particular, these include the Xetra and Eurex cash and derivatives market trading systems, as well as the CCP, CASCADE and Creation clearing and settlement systems.

Operational risks that Deutsche Börse Group does not wish to retain and that can be insured at a reasonable price are transferred by taking out insurance policies. All insurance policies are coordinated centrally, thereby ensuring that uniform risk/cost benefit insurance cover is in place for the entire Group. The policies of the insurance program that are relevant from a risk perspective are individually reviewed and approved by the Executive Board of Deutsche Börse Group.

(a) Availability risk:

Availability risk results from the fact that resources essential to Deutsche Börse Group's service offering could fail, thereby making it impossible to deliver services on time or at all. This risk constitutes the greatest operational risk for Deutsche Börse Group. Possible triggers include hardware and software failures, operator and security errors, and physical damage to the data centers.

For instance, it cannot be ruled out that, in the unlikely case of a lengthy outage of the Eurex trading system while the market is very volatile, market participants might try to make claims against Deutsche Börse Group.

In particular, Deutsche Börse Group manages availability risk through intensive activities in the field of business continuity management (BCM). BCM encompasses all the processes that ensure business continues as normal, even if a crisis occurs, and therefore substantially reduces availability risk. It relates to arrangements for all the key resources (systems, space, staff, suppliers/service

Risk system of Deutsche Börse Group


Risk positions of the Group
Operational risks
Availability risk
Service deficiency
Damage to physical assets
Legal risks and risks associated with business practices
Financial risks
Credit risk
Market price risk
Liquidity risks
Regulatory requirements
Business risks
Macroeconomic risk
Sales risk
Cost risk
Risk from regulatory changes
Project risks
Impact on operations
Impact on financials
Impact on the business

18 June

87.60

providers), including the redundant design of all critical IT systems and technical infrastructure, as well as back-up workspaces located in each of the main operational centers available for employees in critical functions.

Three dimensions of business continuity management


Crisis management
■ Incident/crisis management procedure
Emergency plans for the business level in case of
■ Space/staff unavailabilty
■ System/supplier unavailabilty
Technical level
■ IT recovery procedures
■ Workspace evacuation/relocation plans (local/cross-boarder)
Systems
■ Data centers
■ Networks
■ Desktop
Space
■ Main and regional offices
Staff
■ Loss of many critical staff
Suppliers
■ Inability to deliver critical services
Functional effectiveness
Execution ability
Recovery time

These BCM arrangements are regularly tested according to the three following dimensions (see also the chart above):

- Functional effectiveness: validate that the arrangements are technically functioning
- Execution ability: ensure that staff are familiar with and knowledgeable in the execution of the plans and procedures
- Recovery time: confirm that the plans and procedures can be executed within the defined recovery time objective

Service availability of Deutsche Börse Group's main products was again over 99.9 percent in 2007 and thus complied with the high standards specified for their reliability. No significant losses were incurred in the year under review.

(b) Risk of service deficiency:
In contrast to availability risk, the occurrence of processing errors does not prevent Deutsche Börse Group from providing services to its customers. However, errors or omissions may occur that relate mainly to manual input. Despite all the automated systems and efforts aimed at delivering straight-through processing (STP), there is still a requirement for manual work. As a result, Deutsche Börse Group remains exposed in certain business segments, e.g. in the custody area, to the risk of inadequate handling of customer instructions. In addition, manual intervention in market and system management is necessary in special cases.

In the year under review, sustained improvements were again made to reduce the potential risk of processing errors – either through a reduction in the amount of manual intervention necessary or through better protection. Losses occurring as a result of processing errors are more frequent than losses resulting from the non-availability of resources. No significant losses occurred as a result of processing errors in 2007.

(c) Damage to physical assets:
This category includes the risks due to accidents and natural hazards, as well as terrorism and sabotage. No significant losses occurred as a result of damage to physical assets in 2007.

(d) Legal risks and risks associated with business practices:
Legal risks include losses that could arise as a result of non- or inappropriate compliance with new or existing laws, losses from inadequate contract terms or from court decisions not adequately observed in customary business practice, as well as risks from fraud. Risks associated with business practices include losses resulting from money laundering, violations of competition regulations, or a breach of banking secrecy. Deutsche Börse Group has established a Group Compliance function that seeks to protect the Group from any prejudice that may result from failures to comply with applicable laws, regulations and standards of good practice, with a particular focus on the following topics:

- Prevention of money laundering and terrorist financing
- Compliance with professional and banking secrecy
- Prevention of insider dealing
- Prevention of market manipulation
- Prevention of fraud
- Prevention of conflicts of interest and corruption
- Data protection

No material losses occurred as a result of legal risks or risks associated with business practices in the year under review.

Financial risks

Deutsche Börse Group is exposed to financial risks mainly in the form of credit risk in the companies within the Clearstream subgroup, Eurex Clearing AG and the treasury business. In addition, Group receivables are subject to credit risk. On a very small scale, there are also market price risks from cash investments and liquidity risks. The exposure to the above risks is mitigated through the existence of effective control measures.

(a) Credit risk:

Credit risk consists of the risk that a counterparty will default and cannot meet its liabilities against Deutsche Börse Group in full or at all.

The companies within the Clearstream subgroup extend loans to their customers in order to increase the efficiency of securities transaction settlement. However, these lending operations cannot be compared with those of other credit institutions. Firstly, the loans are extended solely on an extremely short-term basis. Secondly, they are extended only for the purposes of increasing the efficiency of securities transaction settlement and are largely collateralized and granted to customers with very good credit ratings. Furthermore, credit lines granted can be revoked at any time.

The companies within the Clearstream subgroup are also exposed to credit risk in their securities lending activities. All lending transactions are fully collateralized. Only selected bonds are permitted as collateral. The minimum rating permitted for these issues is A+ or A–1+ for issuers of short-term bonds without an issue rating.

The creditworthiness of potential customers is assessed before entering into a business relationship. The companies in the Clearstream subgroup establish customer-specific credit lines on the basis of both regular reviews of the customer's creditworthiness and ad hoc analyses as required.

Eurex Clearing AG clears transactions only with its clearing members, in accordance with its clearing conditions. Its clearing activities cover securities, rights, derivatives and emission allowances traded on Eurex Deutschland and Eurex Zürich AG ("Eurex exchanges"), Eurex Bonds GmbH, Eurex Repo GmbH, the Frankfurt Stock Exchange, the Irish Stock Exchange as well as the European Energy Exchange, for which Eurex Clearing AG acts as the central counterparty. In addition, Eurex Clearing AG acts as the central counterparty for OTC transactions.

In order to safeguard Eurex Clearing AG against the risk of the default of a clearing member, clearing members are required under the terms of the clearing conditions in the version dated 26 November 2007 to provide daily – and in addition, where necessary, intraday – collateral in the form of cash or securities (margins) in an amount stipulated by Eurex Clearing AG. The intraday profit or loss arising as a result of price movements is either settled between the counterparties in cash (variation margin) or deposited by the seller with Eurex Clearing AG as collateral due to the change in value of the position (premium margin). In the case of bonds, repo, or equities transactions, the margin is collected either from the buyer or from the seller (current liquidating margin) – depending on the relationship between the purchase price and the current market price. In addition to settling profits and losses, these measures are intended to protect against the risk of the maximum possible cost of closing out an account on the next business day, assuming the most unfavourable price movement possible (worst-case loss) for the positions held in the account (additional margin). Margin calculations are performed separately for clearing members' own accounts and the accounts of their customers.

The method of calculating the additional margin is known as risk-based margining and is essentially a VaR approach. First of all, the maximum cost of closure is calculated for each trading participant, each position account and each product individually. Opposite positions with the same risk profile are then offset against each other provided that they have been highly correlated over significant periods of time. The target confidence level for the additional margin is at least 99 percent.

In addition to providing margins, each clearing member must contribute to a clearing fund independently of its individual risk. The fund provides collective protection against the financial consequences of the default of a clearing member. Moreover, each clearing member must prove that it has liable capital of an amount stipulated by Eurex Clearing AG depending on the risk of the clearing member. Regular stress tests ensure that the amounts of the margins and of the lines of defence are sufficient to cover the risk exposure.

20 June

86.43

If a clearing member does not fulfill its obligations to Eurex Clearing AG, its outstanding positions and transactions can be closed out or settled in cash. The shortfall and costs incurred in such a closure or cash settlement would be covered in the first instance by the collateral provided by the relevant clearing member or by its contribution to the clearing fund. Any remaining shortfall would initially be covered by the retained earnings of Eurex Clearing AG and then by a proportionate claim on the contributions made by all other clearing members to the clearing fund. Finally, any deficit arising from the default of a clearing member would be covered by comfort letters issued by Deutsche Börse AG and SWX Swiss Exchange AG. In these letters, Deutsche Börse AG and SWX Swiss Exchange AG have given an undertaking to Eurex Clearing AG to provide the latter with the funds required to cover the deficit arising. Deutsche Börse AG and SWX Swiss Exchange AG bear the obligation from the undertaking in the proportions of 85 percent and 15 percent respectively, and the obligation is limited to a maximum amount of €700 million.

Additional credit risks are associated with the Treasury section's cash investments. Deutsche Börse Group reduces this risk by spreading it across a number of counterparties with exclusively good credit ratings, by defining investment limits for each counterparty and by largely making short-term, collateralized investments. The Group establishes maximum investment limits on the basis of regular assessments of creditworthiness and ad hoc analyses as required.

(b) Market price risk:
Market price risks can arise in connection with cash investments or borrowing as a result of fluctuations in interest rates and foreign exchange rates as well as through corporate transactions. In 2007, these market price risks were largely hedged using swap transactions. The latter involve exchanging future payment flows which are uncertain as a result of market price risks for payment flows whose amount is guaranteed. Regular reviews ensure the effectiveness of these hedges. The Group is exposed to share price risks solely to a very small extent resulting from investment in an index-based exchange-traded fund and also from contractual trust arrangements (insolvency-proof fund assets covering Deutsche Börse Group's existing pension plans).

(c) Liquidity risk:
Deutsche Börse Group is exposed to liquidity risk in that it may lack sufficient liquidity to meet its daily payment obligations or incur increased refinancing costs in the event of liquidity bottlenecks. Daily and intraday liquidity is monitored by the Treasury section and managed with the help of a limit system. Extensive credit lines are available – as described in note 44 in the notes to the consolidated financial statements – to provide cover in extreme situations. In the reporting year, Deutsche Börse Group had excess liquidity as a result of which no liquidity bottlenecks occurred.

(d) Regulatory requirements:
The Clearstream subgroup, Clearstream Banking S.A., Clearstream Banking AG, as well as Eurex Clearing AG must meet the equity and liquidity requirements specified by the national supervisory authorities. All companies consistently achieved these ratios throughout 2007.

Business risks

The business risk reflects the relative sensitivity of the Group to the macroeconomic developments and its vulnerability to event risk arising from external threats. It is translated in EBITA terms, reflecting both some volatility in topline earnings and a potential increase in the structural cost base.

(a) Macroeconomic risk:
Financial performance of Deutsche Börse is directly or indirectly subject to the evolution of a number of macroeconomic factors (e.g. interest rates, GDP growth, index value, index volatility). The resulting overall downside potential is limited thanks to the effective diversification of Deutsche Börse Group's business model, which currently spans operating systems for cash and derivatives markets as well as settlement and custody services for both nationally and internationally traded equities and bonds. A regular review of macroeconomic assumptions is performed.

(b) Revenue and cost risk and risk from regulatory evolution:
Deutsche Börse Group's earnings position may also be adversely affected by external threats – either changes in the competitive and business environment or changes such as the evolution of the regulatory environment. For each of the three major segments of the Group (Eurex,

Clearstream and Xetra), scenarios are established around the most significant risk events and quantitatively assessed. The respective departments of Deutsche Börse Group closely monitor the developments in order to take early mitigation actions.

One of the key aspects of the Group's core business is institutional liquidity, which generates the particular advantage of low transaction costs for the institutional trading of standardized investment instruments. In addition, the price discovery process is also transparent for investors: orders are placed in an open order book, meaning that it is visible to all parties, and automatically executed. Because of the crucial unique selling proposition from the market perspective, the business risk of losing substantial institutional liquidity is very low. Deutsche Börse Group guarantees neutrality, i.e. independence from individual intermediaries, and efficient, transparent price discovery in its trading systems.

A commonality in the industry is the dependence on key accounts. In the Xetra, Eurex and Clearstream segments, a substantial proportion of sales revenue is accounted for by a few key accounts. However, the fact that the key accounts for the trading systems differ from those of Clearstream, the settlement and custody organization, leads to diversification and thus partly offsets the dependencies on specific key accounts at Group level.

Project risks

Project risks can arise as a result of project implementation (launch of new products, processes or systems), which may have a significant impact on one of the three other risk categories (operational, financial and business risk). These risks are assessed by Group Risk Management as described in the above sections and are addressed in the early stages of major projects. None of the projects planned and implemented in 2007 triggered a change in the overall risk profile of Deutsche Börse Group. Risks connected with the delivery of projects, such as budget risk, quality/scope risk or deadline risk, are separately monitored by the Planning Methodology & Investment Controlling section and are reported on a monthly basis to the Executive Board.

Effects of the US mortgage crisis (subprime crisis)

No company in Deutsche Börse Group is affected by the mortgage crisis directly, e.g. by having invested in subprime securities. The potential indirect effects to which the Group or one of its subsidiaries might be exposed in the future are offset by the following measures:

(a) Customers of Deutsche Börse Group might default on their payments. The Group only permits cash investments with prime-rated counterparties that have an excellent credit standing; there are no unsecured investments at other counterparties or customers. The Clearstream subgroup has identified customers that could possibly be substantially affected by the crisis and monitors them continuously. The companies in the Clearstream subgroup have cancelled unsecured credit lines for high-risk customers. As the central counterparty, Eurex Clearing AG is exposed to the credit risk of its clearing participants. High-risk clearing participants are monitored on an ongoing basis.

(b) Securities pledged in favour of Deutsche Börse Group could suffer a fall in prices surpassing the safety margins. This could result in a loan being unsecured. The Group's cash investments are collateralized in a large majority of cases by papers issued by state issuers or agencies. The Clearstream subgroup has identified securities held by customers that were issued by special-purpose entities (conduits). These securities have been excluded from use as loan collateral. In addition, structured securities classified as excessively risky are no longer permitted as collateral in lending transactions. Eurex Clearing AG's collateralization regulations allow, in addition to government bonds, only selected industry bonds denominated in euros or Swiss francs. Issues by conduits were not accepted or pledged at any time. Safety margins on bonds from excessively high-risk issuers have been increased.

(c) The liquidity of Deutsche Börse or its subsidiaries could decrease if banks withdraw credit lines granted to Deutsche Börse or its subsidiaries. Daily and intraday liquidity is monitored continually by the Treasury and Credit sections.

No effect on the liquidity of Deutsche Börse Group or its subsidiaries has been observed.

22 June

83.45

Regulatory environment

On 1 January 2007, Deutsche Börse Group implemented the minimum requirements for risk management (MaRisk) for credit institutions and financial services providers published by the German Federal Financial Supervisory Authority (BaFin) on 20 December 2005 at its subsidiaries Clearstream Banking AG and Eurex Clearing AG on schedule.

The EU Markets in Financial Instruments Directive (MiFID) introduces new requirements for Europe's entire financial sector. Its goal is to stimulate competition between investment companies and exchanges within the European Economic Area (EEA) by creating a homogeneous legal framework. Deutsche Börse Group has implemented the regulations affecting it. In order to position itself successfully in the intensified competitive environment, the Group offers market participants a wide range of new services so that these can tap new areas of business in the future and at the same time comply with their MiFID requirements without significant investment.

The Basel II regulatory equity requirements have been implemented at the Clearstream subgroup companies and at Eurex Clearing AG. Having received regulatory approval from the CSSF (Commission de Surveillance du Secteur Financier), the Clearstream subgroup companies have been using the Advanced Measurement Approach (AMA) since 1 January 2008 to calculate their capital requirements in relation to operational risks. Eurex Clearing AG has used the Basic Indicator Approach since 1 January 2007 to calculate its capital requirements in relation to operational risks.

Summary

In 2007, Deutsche Börse Group identified all new risks that arose at an early stage and took appropriate measures to counter these risks. These measures did not change the risk profile of Deutsche Börse Group and its subsidiaries.

Outlook

Based on the market environment – including the ongoing subprime crisis – and Deutsche Börse Group's business model, the Executive Board considers the risks for the Group to be limited and manageable. There is no reason to believe that the Group's risk situation will undergo significant change.

Further enhancements to the risk management organization and systems are scheduled for 2008. The Advanced Measurement Approach is to be implemented throughout Deutsche Börse Group after its introduction in the Clearstream subgroup led to improvements. It is also planned to expand the stress tests in the credit risk area.

Report on post-balance sheet date events

On 11 January 2008, the Company announced that it was planning to move its employees currently stationed in Frankfurt-Hausen to neighbouring Eschborn. A new, modern building is scheduled to be completed by summer 2010 that Deutsche Börse will then rent. During the second quarter of 2008, around half of the Group's employees working in Frankfurt/Main will move temporarily to an existing building in Eschborn. The move will significantly reduce Deutsche Börse's trade tax burden and lower its building occupancy expenses. The tax savings the move is expected to generate are described in more detail in the report on expected developments. The Company's headquarters will continue to be in Frankfurt/Main and floor trading will remain in the old stock exchange situated in the center of Frankfurt.

In the context of the announcement of the preliminary annual results on 19 February 2008, the company published the plan to cancel 5 million treasury shares by the Annual General Meeting in May 2008. The number of shares is thus reduced from 200 million to 195 million.

Report on expected developments

The report on expected developments describes the expected development of Deutsche Börse in 2008 and 2009. It contains statements and information on events in the future. These forward-looking statements and information are based on the Company's expectations and assumptions at the time of publication of this report on expected developments. These expectations and assumptions are in turn subject to known and unknown risks and uncertainties. Numerous factors influence the success, the business strategy and the financial results of the Company. Many of these factors are outside the Company's control. Should one of the risks or uncertainties arise or one of the assumptions made turn out to be incorrect, the actual development of the Company could deviate in either a positive or a negative way from the forward-looking statements and information in this report.

Development of operating environment

Deutsche Börse expects economic growth to slow slightly in both 2008 and 2009 in the regions relevant to the Company's business. Given the fall in property prices, the deteriorating situation in the labour market and the decline in investment, economic growth in the US is expected to decrease sharply to less than 2 percent. The US Federal Reserve has already lowered the federal fund rate from 4.25 percent to 3.00 percent in two separate moves in January 2008, in an effort to counter this slowdown. Should US economic growth stagnate, the federal fund rate is expected to be cut further.

A slowdown in US economic growth is likely to impact negatively on growth in the euro zone as well. In addition, the strong euro could lead to a decline in exports and private consumption could stagnate. In light of this combination of factors, the Company expects growth in Europe to fall to around 2 percent.

Given the deterioration in economic fundamentals, Deutsche Börse anticipates high volatility in the financial markets, i.e. sharp fluctuations in equity prices or index levels. However, as corporate profits remain high and equity market valuations are attractive from a long-term perspective, a protracted downturn in the markets is not expected. Coupled with temporary uncertainty in the financial markets, the business environment for Deutsche Börse appears to be positive overall. This was already in evidence at the beginning of 2008: in January, the number of transactions on the electronic Xetra trading system doubled compared with the prior-year month (+106 percent), when trading had already been very brisk. In the same period, Eurex increased the number of contracts traded in the derivatives market by 57 percent to around 207.4 million, a new monthly record. However, trading volumes are expected to normalize in the course of financial year 2008.

The risks to the financial market developments outlined above include a long-term recession and a slump in corporate profits. The Company currently considers the likelihood of these risks occurring, either individually or together, and negatively impacting the development of the financial markets during the forecast period to be low.

The Company is not expecting any significant change in its business policy in the forecast period. On the basis of its successful business model that covers the entire process chain for securities transactions and the most prominent investment classes, Deutsche Börse will continue to observe trends in the financial markets worldwide and leverage them in order to continue developing its products and services. The Company's key strategic goal is to provide all customers with outstanding services. With its scalable trading platforms, Deutsche Börse believes it is also very well positioned to compete with other providers of trading and settlement services. Furthermore, the Company does not expect the various steps towards consolidation that have already been undertaken or targeted in the stock exchange sector to impact negatively on its market position.

Development of results of operations

Based on the assumptions outlined above regarding the development of the financial markets and on its successful business model, Deutsche Börse is forecasting further growth in sales revenue for both 2008 and 2009. ISE, which in 2008 will be consolidated for its first full year, structural changes in the financial markets, and new products and services will all contribute to this growth. In connection with the restructuring and efficiency program announced in September 2007, which aims to generate savings of €50 million in 2008, €75 million in 2009 and €100 million a year as of 2010, the Company expects EBITA to grow faster than sales revenue. For 2008, the Company is therefore forecasting record EBITA of over €1,345.9 million.

In addition, the plan announced in January 2008 to relocate some of the employees currently stationed in Frankfurt to neighbouring Eschborn will significantly reduce the tax rate and thus improve after-tax earnings. Following the move, the acquisition of ISE and the effects of the business tax reform in Germany, Deutsche Börse expects a tax rate of less than 30 percent for 2008. It anticipates a rate of 27 percent for 2009 and a rate of 25 to 27 percent for 2010.

Should the financial markets not develop as expected, the Company is confident that it can compensate wholly or partially for variances, based on its diversified business model.

Xetra segment

Sales revenue in the Xetra cash market segment will continue to depend on equity market trends, equity market volatility and structural changes relating to trading activity. On average, equity market volatility increased slightly in 2007 due to temporary spikes. At the beginning of 2008, volatility was at a very high level over a longer period. Continued high volatility may provide the Xetra segment with additional momentum for growth in the forecast period, as trading is particularly brisk during such market phases. Structural changes in the equity market stem primarily from the increasing use of fully computerized trading strategies, known as algorithmic trading. For the forecast period, the Company anticipates an increase in algorithmic trading as a proportion of Xetra's trading volume. An extended range of products and services will provide further momentum for growth in the cash market. For example, Xetra Release 9.0 will migrate trading in warrants and certificates to the Xetra platform. These products will then be available to trading participants throughout Europe. As part of the release, Xetra's processing and data distribution times will also be further shortened so as to offer customers a best-in-class trading system.

Eurex segment

In contrast to the cash market, the general trend on the financial markets will play a subordinated role in the Eurex derivatives market segment. Here, the Company still expects structural growth factors to be more significant. These factors were explained in more detail in the "Results of operations" section. In addition to the existing portfolio of products and services, ISE will be a further growth driver. Through this acquisition completed on 19 December 2007, Eurex is significantly expanding its liquidity network in the US and trading in US dollar products. Eurex and ISE participants gain access to a larger number of highly liquid products in various asset classes and currencies. The merger also provides the potential for growth through the cross-selling of existing products and the joint development of innovative new products. In their first joint initiative, the partners are developing a new electronic options trading system for ISE, which is scheduled to start operations at the beginning of 2011. In the context of the ISE acquisition, intangible assets in the amount of €1,345.1 million including goodwill in the amount of €882.0 million were included in the consolidated balance sheet. In case of a clearly negative business development at ISE – and an impairment test held in that connection – the need could arise to fully or partially write-off the intangible assets or goodwill. Due to the positive competitive position and growth perspectives of ISE, the Company estimates that this risk is extremely marginal in the forecast period.

Clearstream segment

The Clearstream segment will continue to generate the majority of its sales revenue through the settlement and custody of international bonds. Deutsche Börse predicts that the volume of fixed-income securities issued internationally will continue to grow faster than that of securities issued nationally. However, a substantial hike in long-term interest rates could impact Clearstream's business overall, as issuing activity would be expected to abate. In terms of customer structure, the Company expects consolidation in the financial sector to continue and customers in Clearstream's domestic and international business to merge. These larger customers would receive larger rebates, which could lead to a decline in average fees.

As Deutsche Börse faces especially intense competition in the areas of settlement and custody of international bonds, loss of market share and a consequent reduction in Clearstream's sales revenue could occur. For the forecast period, however, the Company does not expect any loss of market share. It also does not expect TARGET2 Securities, the European Central Bank's planned securities settlement platform, to impact negatively on its results of operations. This assessment is based firstly on the fact that this project has yet to be approved by the European Union finance ministers, and secondly on the preliminary project timetable, in which a launch is only scheduled for 2013.

As part of the Clearstream segment's upgraded product and service offering, the Company's plan for the forecast period is to expand the new settlement service for investment funds (Central Facility for Funds, CFF) and offer it beyond Luxembourg and Belgium, the two markets already connected. CFF enables synchronous exchange of cash and securities between fund distributors and transfer agents, thus offering the standards of settlement that have long prevailed in relation to other investment instruments.

Deutsche Börse expects net interest income from banking business to remain below the 2007 level during the forecast period. This estimate is based on the assumption that, in spite of increasing business activity, cash deposits from customers will decline due to improved liquidity management. A reduction in short-term interest rates is foreseeable.

Market Data & Analytics segment

Based on the forecasted financial market developments, the Company anticipates that it will be possible to further increase demand for financial market data of the Market Data & Analytics segment. Additional growth is expected to come from the continuous expansion of the product range in all areas of the segment.

Development of pricing models

For the forecast period, Deutsche Börse anticipates sustained price pressure in some of its business areas, such as in Xetra's electronic trading activities. The Company's objective is to mitigate this price pressure by continually improving its products and services and offering selective incentives in price-elastic business. For example, during the period under review, Xetra and Eurex significantly increased their system capacity while keeping costs stable and offered price incentives for own-account trading in the derivatives market. In spite of this, it is to be expected that average sales revenue per chargeable unit will decline slightly over the long term in some areas.

Regulatory framework

Regulatory changes of relevance to Deutsche Börse stem from the European Markets in Financial Instruments Directive (MiFID) on the one hand and the European Code of Conduct for clearing and settlement of shares on the cash market on the other.

MiFID is designed to foster transparent and fair competitive conditions for all participants and improve investor protection. To achieve this, MiFID defined strict pre-trading and post-trading transparency rules for on-exchange and OTC equity trading, which have been in force since 1 November 2007. In addition, investment service companies are now obliged to offer their customers best execution of orders, i.e. execution at the best possible price.

28 June
82.12

Deutsche Börse sees the new directive as an opportunity to expand its service range and tap new areas of business: the Company has introduced a host of new services in the cash market and market data areas, which are expected to generate additional sales revenue in the forecast period. Deutsche Börse considers itself to be excellently positioned with its transparent and deep liquidity pool of securities that are tradable on its platforms – even against the backdrop of the new best execution obligations. The Company does not anticipate the potential market entry of banks or other exchange organizations to significantly impact its results of operations in its cash market business during the forecast period.

The Code of Conduct is a market initiative aimed at creating a standard and cost-effective European framework for cross-border equity trading, clearing and settlement. Deutsche Börse contributed to the development of the Code, which was introduced in its entirety in 2007. It covers the following areas: price transparency, access and interoperability, as well as the organization of services and separate accounting. Deutsche Börse already met many of the requirements in the Code of Conduct before it was introduced and therefore does not now expect it to materially affect the Company's business model, revenue or cost structure.

Cost management
In September 2007, the Company announced an extensive restructuring and efficiency program that aims to generate savings of €100 million per year. In 2008, costs are already expected to be €50 million lower than in financial year 2007. Including the costs of ISE, the Company expects total costs of around €1,280 million in 2008. The full effects of the program will accrue from 2010 onwards. However, it will not limit planned investments in future growth in any way. Deutsche Börse intends to continue expanding through new products and markets. In combination with structural growth trends in all business areas, this offers shareholders the prospect of continued earnings growth.

Development of the financial position
The Company expects operating cash flow to remain positive. As part of its cash flow from investing activities, Deutsche Börse plans to invest around €80 million per year in intangible assets and property, plant and equipment in the forecast period (2007: €79.7 million). These investments will serve primarily to develop new and enhance existing products and services in the Xetra, Eurex and Clearstream segments.

Under the capital management program, Deutsche Börse aims to distribute the full amount of its profit to shareholders in the forecast period – subject to investment plans. For financial years 2008 and 2009, it intends to continue its progressive dividend policy and distribute 40 to 60 percent of net income for the year to shareholders. The remaining funds are earmarked for the continued repurchase of own shares.

83.75

Consolidated Income Statement

for the period 1 January to 31 December 2007

	Note	2007 €m	2006 €m
Sales revenue	4	2,185.2	1,854.2
Net interest income from banking business	5	230.8	150.7
Own expenses capitalized	6	25.1	22.2
Other operating income	7	223.4	85.8
		2,664.5	**2,112.9**
Fee and commission expenses from banking business		-161.6	-141.4
Staff costs	8	-566.2	-414.9
Depreciation, amortization and impairment losses (other than goodwill)	9	-126.0	-130.4
Other operating expenses	10	-469.7	-405.7
Result from equity investments	11	4.9	8.6
Earnings before interest, tax and goodwill impairment (EBITA)		**1,345.9**	**1,029.1**
Goodwill impairment	14	0	-1.6
Earnings before interest and tax (EBIT)		**1,345.9**	**1,027.5**
Financial income	12	126.3	62.8
Financial expense	12	-117.4	-64.3
Earnings before tax (EBT)		**1,354.8**	**1,026.0**
Income tax expense	13	-439.9	-360.0
Net profit for the year		**914.9**	**666.0**
Minority interests		-3.2	2.7
Net income[1]		**911.7**	**668.7**
Earnings per share (basic and diluted) (€)[2]	42	**4.70**	**3.36**

1) Profit attributable to shareholders of the parent company
2) Prior-period amount restated (see note 42)



2 July

84.39

Consolidated Balance Sheet as at 31 December 2007

Assets

	Note	2007 €m	2006 €m
NONCURRENT ASSETS			
Intangible assets	14		
Software		127.3	129.8
Goodwill		1,956.9	1,069.9
Payments on account and construction in progress		8.8	14.3
Other intangible assets		1,326.8	0
		3,419.8	**1,214.0**
Property, plant and equipment	15		
Land and buildings		0	119.3
Fixtures and fittings		21.5	46.5
Computer hardware, operating and office equipment		76.4	65.4
Payments on account and construction in progress		0.4	4.3
		98.3	**235.5**
Financial assets and investment property	16		
Investments in associates		35.9	33.4
Other equity investments		66.8	16.2
Receivables and securities from banking business		514.9	283.4
Other financial instruments		12.5	11.9
Other loans		0.1	0.1
Investment property		0	94.4
		630.2	**439.4**
Other noncurrent assets	17, 18	18.3	18.7
Deferred tax receivables	13	17.2	0
Total noncurrent assets		**4,183.8**	**1,907.6**
CURRENT ASSETS			
Receivables and other current assets			
Financial instruments of Eurex Clearing AG	19	60,424.0	53,956.9
Current receivables and securities from banking business	20	9,619.7	6,645.0
Trade receivables	21	235.5	183.2
Associate receivables		4.4	10.7
Receivables from other investors		1.4	2.4
Income tax receivables[1]		117.6	19.9
Other current assets	18, 22	301.9	56.6
Noncurrent assets held for sale	16	0	7.6
		70,704.5	**60,882.3**
Restricted bank balances	23	4,221.7	1,582.8
Other cash and bank balances		547.6	652.4
Total current assets		**75,473.8**	**63,117.5**
Total assets		**79,657.6**	**65,025.1**

1) Thereof €17.4 million (2006: €15.5 million) with a remaining maturity of more than one year from corporation tax credits in accordance with section 37 (5) KStG (Körperschaftsteuergesetz, the German Corporation Tax Act)

85.99

Equity and Liabilities

	Note	2007 €m	2006 €m
EQUITY	24		
Subscribed capital		200.0	102.0
Share premium		1,242.0	1,340.0
Treasury shares		–589.8	–443.1
Revaluation surplus		32.1	12.9
Accumulated profit		1,493.0	1,251.6
Shareholders' equity		**2,377.3**	**2,263.4**
Minority interests		312.9	19.9
Total equity		**2,690.2**	**2,283.3**
NONCURRENT LIABILITIES			
Provisions for pensions and other employee benefits	26	20.6	14.5
Other noncurrent provisions	27, 28	118.4	105.9
Deferred tax liabilities	13	626.0	23.4
Interest-bearing liabilities	29	1.2	499.9
Other noncurrent liabilities	18, 29	5.2	2.7
Total noncurrent liabilities		**771.4**	**646.4**
CURRENT LIABILITIES			
Tax provisions	27, 30	273.3	244.8
thereof income tax due: €266.7 million (2006: €231.8 million)			
Other current provisions	27, 31	205.0	82.0
Financial instruments of Eurex Clearing AG	19	60,424.0	53,956.9
Liabilities from banking business[1]	32	9,125.9	6,078.7
Other bank loans and overdrafts	29	1,360.2	0.1
Trade payables		97.7	91.8
Payables to associates		6.1	3.0
Payables to other investors		5.2	8.5
Cash deposits by market participants	33	4,016.2	1,509.0
Other current liabilities	18, 34	682.4	120.6
Total current liabilities		**76,196.0**	**62,095.4**
Total liabilities		**76,967.4**	**62,741.8**
Total equity and liabilities		**79,657.6**	**65,025.1**

1) Thereof €95.1 million (2006: €0 million) liabilities to associates

4 July

86.26

Consolidated Cash Flow Statement

for the period 1 January to 31 December 2007

	Note	2007 €m	2006 €m
Net profit for the year		914.9	666.0
Depreciation, amortization and impairment losses	9, 14	126.0	132.0
Increase in noncurrent provisions	38	16.0	19.4
Deferred tax income	13	-15.1	-28.0
Other non-cash income	38	-117.7	-14.6
Changes in working capital, net of non-cash items:			
Increase in receivables and other assets	38	-266.5	-48.4
Increase in current liabilities	38	192.3	116.6
Decrease in noncurrent liabilities		-1.1	0
Net (gain)/loss on disposal of noncurrent assets		-9.2	0.4
Cash flows from operating activities	38	**839.6**	**843.4**
Payments to acquire intangible assets and property, plant and equipment		-79.7	-69.2
Payments to acquire noncurrent financial instruments		-124.8	-84.3
Payments to acquire investments in associates		-0.3	-0.7
Payments to acquire subsidiaries, net of cash acquired		-1,826.6	0
Proceeds from the disposal of (shares in) subsidiaries and other equity investments, net of cash disposed		358.9	34.3
Net (increase)/decrease in current receivables, securities and liabilities from banking business with an original term greater than three months		-149.0	-270.1
Proceeds from disposals of available-for-sale noncurrent financial instruments		50.9	118.5
Proceeds from disposals of other noncurrent assets and noncurrent assets held for sale		17.4	1.7
Cash flows from investing activities	39	**-1,753.2**	**-269.8**
Purchase of treasury shares		-395.0	-389.7
Proceeds from sale of treasury shares		15.6	5.9
Net cash received from minority shareholders		271.3	4.0
Net cash received from short-term financing		1,365.4	0
Finance lease payments		-0.5	-1.9
Dividends proposed		-329.8	-210.4
Cash flows from financing activities	40	**927.0**	**-592.1**
Net change in cash and cash equivalents		13.4	-18.5
Cash and cash equivalents as at beginning of period[1]		1,026.8	1,045.3
Cash and cash equivalents as at end of period[1]	41	**1,040.2**	**1,026.8**
Operating cash flow per share (basic and diluted) (€)[2]		4.33	4.24
Interest income and other similar income		128.4	62.4
Dividends received[3]		9.7	5.2
Interest paid		-117.3	-67.1
Income tax paid		-524.0	-311.9

1) Excluding cash deposits by market participants
2) Prior-period amount restated (see note 42)
3) Dividends received from investments in associates and other equity investments

85.97

Consolidated Statement of Changes in Equity

for the period 1 January to 31 December 2007

	Note	2007 €m	2006 €m
Subscribed capital			
Balance as at 1 January		102.0	105.9
Retirement of treasury shares		-2.0	-3.9
Capital increase from retained earnings		100.0	0
Balance as at 31 December		**200.0**	**102.0**
Share premium			
Balance as at 1 January		1,340.0	1,336.1
Retirement of treasury shares		2.0	3.9
Capital increase from retained earnings		-100.0	0
Balance as at 31 December		**1,242.0**	**1,340.0**
Treasury shares			
Balance as at 1 January		-443.1	-366.8
Purchase of treasury shares		-395.0	-389.7
Retirement of treasury shares		227.5	304.1
Sales within the Group Share Plan		20.8	9.3
Balance as at 31 December		**-589.8**	**-443.1**
Revaluation surplus	24		
Balance as at 1 January		12.9	11.6
Increase/(decrease) in share-based payments		4.6	0.7
Remeasurement of cash flow hedges		5.6	0.6
Remeasurement of other financial instruments		8.8	-0.5
Deferred taxes on remeasurement of financial instruments		0.2	0.5
Balance as at 31 December		**32.1**	**12.9**
Accumulated profit	24		
Balance as at 1 January		1,251.6	1,099.9
Dividends proposed	25	-329.8	-210.4
Net income		911.7	668.7
Exchange rate differences and other adjustments		-126.4	-3.1
Retirement of treasury shares		-227.5	-304.1
Deferred taxes	13	13.4	0.6
Balance as at 31 December		**1,493.0**	**1,251.6**
Shareholders' equity as at 31 December		**2,377.3**	**2,263.4**

6 July

86.46

	2007 €m	2006 €m
Shareholders' equity (brought forward)	**2,377.3**	**2,263.4**
Minority interests		
Balance as at 1 January	19.9	14.1
Changes due to equity increases	296.4	9.0
Changes due to share in net gain/-(loss) of subsidiaries for the period	3.2	–2.7
Exchange rate differences	–6.6	–0.5
Balance as at 31 December	**312.9**	**19.9**
Total equity as at 31 December	**2,690.2**	**2,283.3**

Statement of recognized income and expense for the period

	Note	2007 €m	2006 €m
Exchange rate differences	24	–44.8	–2.2
Remeasurement of cash flow hedges		–81.3	0.6
Remeasurement of other financial instruments		8.8	–0.5
Deferred taxes	24	13.6	0.5
Gains/(losses) taken to equity		**–103.7**	**–1.6**
Net profit for the year reported in consolidated income statement		914.9	666.0
Total recognized income for the period		**811.2**	**664.4**
thereof attributable to:			
Shareholders of parent company		814.6	667.6
Minority interests		–3.4	–3.2



86.97

Notes to the Consolidated Financial Statements Basis of Preparation

1. General principles

Deutsche Börse AG ("the Company") is incorporated as a German public limited company ("Aktiengesellschaft") and is domiciled in Germany. The Company's registered office is Neue Börsenstraße 1, 60487 Frankfurt/Main.

In accordance with section 315a of the HGB (Handelsgesetzbuch, the German Commercial Code) ("Consolidated Financial Statements in Accordance with International Accounting Standards"), the consolidated financial statements for the year ended 31 December 2007 have been prepared in compliance with the International Financial Reporting Standards (IFRSs) and the related Interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union in accordance with Regulation No. 1606/2002 of the European Parliament and of the Council on the application of international accounting standards, as well as with full IFRSs.

In addition, the annual financial report of the Group is supplemented by a Group management report and a responsibility statement in accordance with the requirements of the HGB. The disclosures required in accordance with section 315a (1) of the HGB have been made in the notes to the consolidated financial statements and the remuneration report (see corporate governance chapter, pages 51 to 58), which forms part of the Group management report. The consolidated financial statements are also based on the interpretations issued by the Rechnungslegungs Interpretations Committee (Accounting Interpretations Committee) of the Deutsches Rechnungslegungs Standards Committee e.V. (Accounting Standards Committee of Germany), to the extent that these do not contradict the standards and interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) or the IASB.

Effects of new accounting standards
Interpretation IFRIC 11 was applied prior to its effective date (see next page). In addition, the following Interpretation was applied for the first time in financial year 2007:

First-time application of accounting standards

Standard / Interpretation		Issued by IASB	Effective date	Endorsement[1]
IFRIC 10	Interim Financial Reporting and Impairment	20 July 2006	1 Nov. 2006	2 June 2007

1) IFRSs adopted by the European Commission (endorsement process); date of publication

IFRIC 10 "Interim Financial Reporting and Impairment"
IFRIC 10 prohibits an entity from reversing an impairment loss recognized in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost. The Interpretation may not be extended by analogy to other areas of potential conflict between IAS 34 "Interim Financial Reporting" and other standards. The first-time application of IFRIC 10 has no material effect on the Company's financial statements.

10 July

86.52

IFRS 7 "Financial Instruments: Disclosures", the amendments to IAS 1 "Presentation of Financial Statements: Capital Disclosures" as well as IFRIC 8 "Scope of IFRS 2" and IFRIC 9 "Reassessment of Embedded Derivatives" were applied in 2006 prior to their effective dates.

In addition, German Accounting Standard (GAS) 17 (near final standard in the version dated 7 December 2007) "Reporting on the Remuneration of Members of Governing Bodies", which implements the Vorstandsvergütungs-Offenlegungsgesetz (VorstOG, the German Act on Disclosure of Executive Board Remuneration), was applied for the first time. It is effective for financial years beginning after 31 December 2007. GAS 17 governs reporting on the remuneration of the members of executive bodies of a German stock corporation. The Standard provides detailed guidance on the requirements imposed on reporting by groups in accordance with sections 314 (1) no. 6 and 315 (2) no. 4 of the HGB. In accordance with the German Corporate Governance Code in the version dated 14 June 2007, Deutsche Börse Group discloses the remuneration of the individual members of its Executive Board in the remuneration report (see corporate governance chapter, pages 51 to 58). The summarized disclosures resulting from IAS 24 "Related Party Disclosures" are shown in note 50.

Early application of accounting standards

Following the issue of IFRSs and their adoption by the EU, the Company opted to apply the following Standards and Interpretations prior to their effective date:

Early application of accounting standards

Standard/Interpretation		Issued by IASB	Effective date[1]	Endorsement[2]
IFRIC 11	IFRS 2: Group and Treasury Share Transactions	2 Nov. 2006	1 Mar. 2007	2 June 2007

1) Application to the first period of a financial year beginning on or after this date. Earlier application is recommended.
2) IFRSs adopted by the European Commission (endorsement process); date of publication

IFRIC 11 "IFRS 2: Group and Treasury Share Transactions"

IFRIC 11 provides guidance on how IFRS 2 "Share-based Payment" is to be applied to share-based payments in which rights to an entity's equity instruments or those of another entity in the same group of companies are granted.

The application of IFRIC 11 prior to its effective date has not had any impact on Deutsche Börse Group's financial statements.

New accounting standards

The following standards and interpretations which Deutsche Börse Group did not adopt in 2007 prior to the effective date have been published by the IASB but not yet adopted by the European Commission as at the reporting date:

New accounting standards and their effects

Standard / Interpretation		Issued by IASB	Effective date[1]	Endorsement[2]	Expected effects
IFRS 2	Amendment to IFRS 2 "Share-based Payment: Vesting Conditions and Cancellations"	17 Jan. 2008	1 Jan. 2009	EFRAG statement expected in Q2/2008[3]	no material effect
IFRS 3	Amendment to IFRS 3 "Business Combinations"	10 Jan. 2008	1 Jan. 2009	open	no material effect
IFRS 8	Operating Segments	30 Nov. 2006	1 Jan. 2009	22 Nov. 2007	additional notes disclosure
IAS 1	Amendment to IAS 1 "Presentation of Financial Statements: Capital Disclosures"	6 Sep. 2007	1 Jan. 2009	EFRAG statement expected in Q1/2008[3]	no material effect
IAS 23	Amendments to IAS 23 "Borrowing costs"	29 Mar. 2007	1 Jan. 2009	EFRAG opinion issued, endorsement still outstanding[3]	Capitalization of borrowing costs
IAS 27	Amendment to IAS 27 "Consolidated and Separate Financial Statements"	10 Jan. 2008	1 Jan. 2009	outstanding	no material effect
IAS 32	Amendment to IAS 32 "Financial Instruments: Presentation"	14 Feb. 2008	1 Jan. 2009	outstanding	no material effect
IFRIC 12	Service Concession Arrangements	30 Nov. 2006	1 Jan. 2008	EFRAG opinion issued, endorsement still outstanding[3]	none
IFRIC 13	Customer Loyalty Programmes	28 June 2007	1 July 2008	EFRAG statement expected in Q2/2008[3]	none
IFRIC 14	"IAS 19: The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"	4 July 2007	1 July 2008	EFRAG statement expected in Q1/2008[3]	no material effect

1) Application to the first period of a financial year beginning on or after this date. Earlier application is recommended.
2) IFRSs adopted by the European Commission (endorsement process); date of publication
3) The Technical Expert Group of the European Financial Reporting Advisory Group (EFRAG) advises the Accounting Regulatory Committee (ARC) as part of the endorsement process by the European Commission. The ARC decides on the endorsement of individual standards and is composed of representatives from the member states under the chairmanship of the European Commission.

Amendments to IFRS 2 "Share-based Payment: Vesting Conditions and Cancellations"

The amendments to IFRS 2 "Share-based Payment: Vesting Conditions and Cancellations" supplement IFRS 2 such that the rules on early cancellation apply regardless of

12 July

89.62

whether the entity or another party cancels the share-based payment plan. In the past, IFRS 2.28 only applied explicitly to early cancellations by the entity. The amendments also clarified that vesting conditions are exclusively service and performance conditions.

Amendments to IFRS 3 "Business Combinations" and IAS 27 "Consolidated and Separate Financial Statements"

The IASB published the revised IAS 27 and IFRS 3 on 19 July 2007. These are the result of the second phase of the IASB's project on business combinations.

The amendments to IAS 27 relate primarily to accounting for non-controlling interests (currently referred to as "minority interests") and to the loss of control of subsidiaries. When measuring non-controlling interests, the amended IFRS 3 grants acquirers an option to measure the interest either at fair value (full goodwill method) or as the non-controlling interest's proportionate share of the acquiree's net identifiable assets. The standard also requires the attribution of total comprehensive income to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance. Other significant changes relate to step acquisitions. If an entity gains control for the first time by acquiring additional interests, it must remeasure existing interests in profit or loss. If an entity's ownership interest in a subsidiary changes without the entity losing control of the subsidiary, the entity must recognize such changes directly in equity.

IFRS 8 "Operating Segments"

IFRS 8 will replace IAS 14 "Segment Reporting" and converges segment reporting under IFRSs with Statement of Financial Accounting Standards (SFAS) 131 (US GAAP). Under IFRS 8, the management approach must be used to report on the segments' economic situation. This approach provides that operating segments are only reportable if they represent components of an entity for which separate financial information is available. A precondition is that this information is reviewed regularly by the entity's chief operating decision maker to make decisions about resources to be allocated to this segment and assess its performance. This financial information should normally be provided on the basis of internal reports.

Amendments to IAS 1 "Presentation of Financial Statements"

The IASB published the revised IAS 1 on 6 September 2007. The amendments to IAS 1 are the result of Phase A of the IASB's financial statement presentation project. The new standard will achieve an extensive level of convergence between IAS 1 and Financial Accounting Standards Board (FASB) Statement No. 130 "Reporting Comprehensive Income". The significant changes will have an effect on both the presentation of comprehensive income and the presentation of certain disclosures in the consolidated financial statements, especially in relation to the presentation of changes in equity arising from transactions with owners in their capacity as owners.

89.84

Amendments to IAS 23 "Borrowing Costs"
The amendments require that borrowing costs directly attributable to the acquisition, construction, or production of a qualifying asset are capitalized as part of the cost of the asset. The option of recognizing these borrowing costs immediately as an expense has been eliminated.

Amendments to IAS 32 "Financial Instruments: Presentation"
The amendments to IAS 32 "Financial Instruments: Presentation" supplement IAS 32 by modifying the distinction between equity and liabilities relating to "puttable instruments". In accordance with IAS 32, a financial instrument that gives the holder the right to put the instrument back to the issuer for cash or another financial instrument (puttable instrument) is presented as a financial liability. Subject to certain conditions being met, this revision allows these instruments to be classified as equity.

IFRIC 12 "Service Concession Arrangements"
Service concession arrangements are arrangements whereby a government or another public sector institution grants contracts for the supply of public services – such as roads, airports, prisons, energy distribution, water supply and distribution facilities – to private operators. IFRIC 12 provides guidance on the application of existing IFRSs by the operator to these arrangements.

IFRIC 13 "Customer Loyalty Programmes"
IFRIC 13 addresses accounting for customer bonus programs. The sales revenue attributable to benefits (loyalty award credits) granted to customers is deferred as a liability until the customer redeems the award credits or the right to redeem them expires. The award credits are measured at absolute or relative fair value.

IFRIC 14 "IAS 19: The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction"
In essence, IFRIC 14 addresses the interaction between a minimum funding requirement at the balance sheet date and the requirements of IAS 19.58. The interpretation provides general guidance on how to determine the limit in IAS 19 on the amount of surplus that can be recognized as an asset. It also states how plan assets or liabilities may be affected when there is a statutory or contractual minimum funding requirement.

Deutsche Börse Group does not expect the application of the new IFRSs, the revised IASs/IFRSs and the new interpretations to have any material impact.

2. Basis of consolidation

Deutsche Börse AG's equity interests in subsidiaries, associates and joint ventures that were included in the consolidated financial statements as at 31 December 2007 are presented in the following tables. Unless otherwise stated, the financial information is presented in accordance with generally accepted accounting principles in the companies' countries of domicile.

16 July

89.60

Fully consolidated subsidiaries as at 31 December 2007:

Subsidiaries

Company	Domicile	Equity interest as at 31 Dec. 2007 direct (indirect) %
Avox Ltd.	UK	76.82
Clearstream International S.A.	Luxembourg	100.00
Clearstream Banking S.A.	Luxembourg	(100.00)
Clearstream Banking AG	Germany	(100.00)
Clearstream Services S.A.	Luxembourg	(100.00)
Clearstream Services (UK) Ltd.	UK	(100.00)
Deutsche Börse Finance S.A.	Luxembourg	100.00
Deutsche Börse IT Holding GmbH i.L.	Germany	100.00
Deutsche Börse Systems AG	Germany	100.00
Deutsche Börse Systems Inc.	USA	(100.00)
Deutsche Börse Dienstleistungs AG	Germany	100.00
Deutsche Gesellschaft für Wertpapierabwicklung mbH	Germany	100.00
Eurex Zürich AG	Switzerland	49.96[3]
Eurex Frankfurt AG	Germany	(49.96)[3]
Eurex Bonds GmbH	Germany	(39.69)[4]
Eurex Clearing AG	Germany	(49.96)[3]
Eurex Repo GmbH	Germany	(49.96)[3]
Eurex Services GmbH	Germany	(49.96)[3]
U.S. Exchange Holdings Inc.	USA	(49.96)[3]
International Securities Exchange Holdings Inc.	USA	(49.96)[3]
ETC Acquisition Corp.	USA	(49.96)[3]
International Securities Exchange LLC	USA	(49.96)[3]
ISE Stock Exchange LLC	USA	(25.48)[5]
ISE Ventures LLC	USA	(49.96)[3]
Longitude LLC	USA	(49.96)[3]
Finnovation Financial Services GmbH	Germany	100.00
Infobolsa S.A.	Spain	50.00
Difubolsa, Serviços de Difusão e Informaçao de Bolsa, S.A.	Portugal	(50.00)
Infobolsa Deutschland GmbH	Germany	(50.00)
Risk Transfer Re S.A.	Luxembourg	100.00
Scoach Holding S.A.	Luxembourg	50.01
Scoach Europa AG	Germany	(50.01)
Scoach Schweiz AG	Switzerland	(50.01)
Xlaunch GmbH	Germany	100.00
Deutsche Börse Services s.r.o.	Czech Republic	(100.00)

1) Thousands
2) Before profit transfer or loss absorption
3) Beneficial interest in profit or loss: 85 percent
4) Beneficial interest in profit or loss: 67.52 percent
5) Beneficial interest in profit or loss: 43.35 percent

Ordinary share capital € thousands	Equity € thousands	Total assets € thousands	Sales revenue 2007 € thousands	Net profit/loss 2007 € thousands	Initially consolidated
GBP[1] 0	GBP[1] –307	GBP[1] 1,084	GBP[1] 2,970	GBP[1] –432	2005
25,000	1,033,408	1,153,284	92,662	362,727	2002
57,808	295,144	10,330,509	566,260	198,047	2002
25,000	203,837	1,431,472	298,741	63,273	2002
30,000	53,267	124,365	283,397	11,637	2002
GBP[1] 0	GBP[1] 0	GBP[1] 0	GBP[1] 0	GBP[1] –2	2002
125	6,639	725,864	0	310	2003
25	19	24	0	–6	2002
2,000	2,415	211,217	324,585	91,939[2]	1993
USD[1] 400	USD[1] 2,547	USD[1] 2,832	USD[1] 10,379	USD[1] 363	2000
50	50	50	0	0	21 June 2007
25	54	57	0	–12	10 May 2006
CHF[1] 10,000	CHF[1] 161,593	CHF[1] 180,014	CHF[1] 1,245	CHF[1] 114	1998
6,000	1,882,555	1,962,804	7,014	1,829	1998
3,600	3,336	4,259	4,045	262	2001
5,113	50,802	4,177,085	0	743	1998
100	550	1,858	3,513	–1,022[2]	2001
25	1,182,469	1,182,472	0	0	1 Nov. 2007
USD[1] 1,000	USD[1] 932,125	USD[1] 2,635,878	USD[1] 0	USD[1] 10,889	2003
USD[1] 0	USD[1] 467,856	USD[1] 467,856	USD[1] 0	USD[1] 56,957	19 Dec. 2007
USD[1] 0	USD[1] 0	USD[1] 0	USD[1] 0	USD[1] 0	19 Dec. 2007
USD[1] 0	USD[1] 223,122	USD[1] 325,367	USD[1] 250,913	USD[1] 117,046	19 Dec. 2007
USD[1] 0	USD[1] 32,643	USD[1] 38,050	USD[1] 10,790	USD[1] –4,680	19 Dec. 2007
USD[1] 0	USD[1] 462	USD[1] 12,353	USD[1] 0	USD[1] –277	19 Dec. 2007
USD[1] 0	USD[1] 1,084	USD[1] 1,627	USD[1] 163	USD[1] –3,472	19 Dec. 2007
25	24	24	0	–1	14 Mar. 2007
331	11,014	12,736	8,288	415	2002
50	–12	80	367	–22	2002
100	581	1,091	1,630	–591	2003
1,225	5,392	5,683	0	1,644	2004
100	7,598	7,741	0	–102	1 Jan. 2007
140	7,550	9,900	15,947	1,246	1 Jan. 2007
CHF[1] 100	CHF[1] 11,195	CHF[1] 15,934	CHF[1] 35,946	CHF[1] 11,095	1 Jan. 2007
25	750	753	0	–12	10 May 2006
CZK[1] 200	CZK[1] 11,376	CZK[1] 75,078	CZK[1] 133,975	CZK[1] –16,737	24 May 2006

18 July

87.17

Changes to consolidated subsidiaries

	Germany	Foreign	Total
As at 1 January 2007	12	17	29
Additions	4	8	12
Disposals	–2	–4	–6
As at 31 December 2007	**14**	**21**	**35**

During the course of the year, Deutsche Börse AG established Finnovation Financial Services GmbH and Deutsche Börse Dienstleistungs AG as subsidiaries. Eurex Frankfurt AG has established Eurex Services GmbH as a subsidiary in the year under review. DGW Abwicklungs AG i.L. and XLaunch Abwicklungs AG i.L. were deconsolidated in the third quarter after their liquidation was completed.

On 20 December 2007, Clearstream International S.A. sold Clearstream Properties S.A., Immobilière Espace Kirchberg A S.A., Immobilière Espace Kirchberg C S.A. and Immobilière Espace Kirchberg D S.A. For more information, please refer to notes 7, 15 and 16.

Deutsche Börse AG's direct equity interest in Eurex Zürich AG, including the 0.03 percent interest held by members of its Executive Board, amounts to 49.96 percent. On the basis of the profit participation rights granted to Deutsche Börse AG, its actual beneficial interest in Eurex Zürich AG's profit or loss was 85 percent as in the previous year. Acquisition accounting is based on this figure. After allowance for voting trust and pooling arrangements, the share of voting rights is 50 percent.

On 30 April 2007, Eurex Frankfurt AG and International Securities Exchange Holdings Inc. (ISE) signed a definitive agreement under which Eurex acquired ISE for approximately USD 2.8 billion in cash, or USD 67.50 per share. The combination was approved by the shareholders of ISE on 27 July 2007 and by the U.S. Securities and Exchange Commission (SEC) on 13 December 2007. On 19 December 2007, the combination of Eurex and ISE was successfully completed. U.S. Exchange Holdings Inc., a wholly owned subsidiary of Eurex Frankfurt AG, holds 100 percent of the voting shares of ISE. In addition, ISE holds 100 percent of the shares of ETC Acquisition Corp., International Securities Exchange LLC, ISE Ventures LLC and Longitude LLC, as well as a 51 percent interest in ISE Stock Exchange LLC.

The ISE subgroup is included in the consolidated financial statements as at 31 December 2007, since the effects on the net assets, financial position and results of operations of Deutsche Börse Group between the date of acquisition and the end of the year are considered to be immaterial. The following table shows the calculation of goodwill as at 31 December 2007:

Goodwill from acquisition of ISE

	31 Dec. 2007 €m
Purchase price[1]	2,042.2
Cash acquired	–239.7
Transaction costs	18.6
Total acquisition cost	**1,821.1**
Exchange license	–299.1
Member relationships	–951.5
Market data customer relationships	–54.4
ISE trade name	–20.4
Options, stock and Longitude technology	–19.7
Other assets and liabilities	–209.1
Deferred taxes	615.1
Goodwill	**882.0**

1) Purchase price in the amount of USD 2,811.1 million translated at a partially hedged exchange rate of 1.3765

The above goodwill is attributable to ISE's strong position and profitability, the growth prospects of the options market as well as to its workforce, which cannot be recognized separately as an intangible asset.

The following table shows the amounts recognized for each category of assets, liabilities and contingent liabilities of the acquired ISE subgroup as at the acquisition date in the course of purchase price allocation, as well as the IFRS carrying amounts immediately preceding the combination:

Assets and liabilities at acquisition date

	Carrying amounts before acquisition €m	Adjustments €m	Carrying amount at acquisition date €m
Intangible assets	16.0	1,345.1	1,361.1
Property, plant and equipment	4.7	0	4.7
Financial assets	9.1	0	9.1
Other noncurrent assets	0.3	0	0.3
Receivables and other current assets	110.1	0	110.1
Other cash and bank balances	92.9	0	92.9
Total assets	**233.1**	**1,345.1**	**1,578.2**
Noncurrent liabilities	35.7	583.9	619.6
Current liabilities	36.7	–3.5	33.2
Total liabilities	**72.4**	**580.4**	**652.8**

20 July

87.91

The following table shows the sales revenue and results of Deutsche Börse Group under the assumption that ISE had already been included in the consolidated financial statements as at 1 January 2007:

Pro forma income statement of Deutsche Börse Group
for the period 1 January to 31 December 2007 (indicators)

	2007 €m	Pro forma adjustments[1)] €m	2007 Pro forma €m
Sales revenue	2,185.2	183.6	2,368.8
Depreciation and amortization expense	–126.0	–47.8	–173.8
Total expenses (including depreciation and amortization expense)	–1,323.5	–128.9	–1,452.4
Earnings before interest and tax (EBIT)	1,345.9	55.2	1,401.1
Net income	911.7	16.8	928.5
Earnings per share (basic and diluted) (€)	4.70	0.08	4.78

1) Adjustments in USD translated at an average exchange rate of 1.3911

On 25 October 2006, Swiss Financial Market Services AG (legal successor to SWX Group) and Deutsche Börse AG signed an agreement to establish and operate a joint exchange organization for cash trading in structured products. In this context, Scoach Holding S.A., domiciled in Luxembourg, and in which Deutsche Börse AG holds a 50.01 percent interest, as well as its subsidiary, Scoach Schweiz AG, Zurich, were established. In addition, Scoach Europa AG, Frankfurt, including its stake in BrainTrade GmbH, was acquired. The companies have been fully included in the consolidated financial statements of Deutsche Börse Group since 1 January 2007.

In July 2007, Deutsche Börse AG exercised its purchase option and acquired a further 40 shares of Avox Ltd. for €3.9 million, thus increasing its interest in Avox to 76.82 percent.



Associates and joint ventures accounted for using the equity method as at 31 December 2007 in accordance with IAS 28 or IAS 31:

Associates and joint ventures

Company	Domicile	Equity interest as at 31 Dec. 2007 direct (indirect) %	Ordinary share capital € thousands	Assets[1] € thousands	Liabilities[1] € thousands	Sales revenue 2007[1] € thousands	Net profit/loss 2007[1] € thousands	Associate since
BrainTrade Gesellschaft für Börsensysteme mbH	Germany	28.57[2]	1,400	6,159	3,305	29,470	1,454	1 Jan. 2007
CEDEX, Inc.	Canada	(23.98)	0	26,420	990	0	–570	19 Dec. 2007
Options Clearing Corporation[3]	USA	(9.99)	–	–	–	–	–	19 Dec. 2007
Deutsche Börse Commodities GmbH	Germany	16.20	1,000	6,132	5,288	0	–156	27 Nov. 2007
European Energy Exchange AG[4]	Germany	(11.60)	40,050	217,145	173,914	39,803	8,828	1999
FDS Finanz-Daten-Systeme GmbH & Co. KG	Germany	50.00	19,451	2,635	74	385	101	1998
FDS Finanz-Daten-Systeme Verwaltungs GmbH	Germany	(50.00)	26	40	5	0	0	1998
STOXX Ltd.	Switzerland	33.33	1,000[5]	72,105[5]	18,102[5]	86,588[5]	49,536[5]	1997
The Clearing Corporation Inc.[4]	USA	(6.30)[6]	71,283[7]	85,719[7]	50,719[7]	8,907[7]	–11,816[7]	2004
U.S. Futures Exchange LLC	USA	(13.84)[8]	16,920[7]	19,069[7]	2,149[7]	3,513[7]	–17,626[7]	30 Sep. 2006

1) Preliminary figures
2) Indirect beneficial interest: 14.28 percent
3) No data available as at the balance sheet date
4) Subgroup figures
5) CHF thousands
6) Indirect beneficial interest in profit or loss: 10.73 percent
7) USD thousands
8) Indirect beneficial interest in profit or loss: 23.55 percent

Following the acquisition of Scoach Europa AG, the Group's interest in BrainTrade Gesellschaft für Börsensysteme mbH was increased to 28.57 percent in total and the company has been recognized as an associate accounted for using the equity method in accordance with IAS 28. Previously, it had been carried at cost in the financial statements.

The Eurex subgroup's US activities on 31 December 2007 included a 12.62 percent interest in The Clearing Corporation Inc. (CCorp), held by U.S. Exchange Holdings Inc., and a 27.71 percent interest in U.S. Futures Exchange LLC (USFE). Because the appointment of members of the board of directors and because the settlement of significant business volumes through CCorp give rise to the ability to significantly influence its operating and financial policies, CCorp is included in the consolidated financial statements using the equity method in accordance with IAS 28.7. Both of these investments are held via Eurex Zürich AG, thereby reducing the indirect interest in these companies accordingly.

In addition, ISE Ventures LLC, which was acquired on 19 December 2007 (see explanations above), holds a 48 percent interest in CEDEX Inc.; consequently, Deutsche Börse AG holds a 23.98 percent indirect interest in CEDEX Inc.

24 July

87.17

Deutsche Börse AG and its partners B. Metzler seel. Sohn & Co. KGaA, Bank Vontobel AG, Commerzbank AG, Deutsche Bank AG, DZ Bank AG and Umicore AG & Co. KG established Deutsche Börse Commodities GmbH as a joint venture at the end of November 2007. Deutsche Börse AG holds a 25.1 percent share of the voting rights of the joint venture. The company is classified as an associate and accounted for using the equity method.

Deutsche Börse AG and all other shareholders of STOXX Ltd. have each granted that company a credit line of €1.0 million to ensure its liquidity. As in the previous year, STOXX Ltd. did not use Deutsche Börse AG's credit line in 2007.

European Energy Exchange AG is categorized as an associate and accounted for using the equity method as the direct equity interest amounted to 23.2 percent as at 31 December 2007. The investment is held via Eurex Zürich AG, thereby reducing the indirect interest in this company accordingly.

The interest in International Index Company Ltd. which had always been recognized as an associate so far was sold in 2007 and the proceeds are presented in other operating income.

3. Accounting policies

The consolidated financial statements have been prepared in euros. Unless stated otherwise, all amounts are shown in millions of euros (€m). The annual financial statements of subsidiaries included in the consolidated financial statements have been prepared on the basis of common Group-wide accounting principles based on IFRSs that are described in detail in this note. For reasons of materiality, the single-entity financial statements of associates were not adjusted to comply with uniform Group accounting policies.

Recognition of revenue and expenses

Trading, clearing and settlement fees are recognized immediately at the trade date and billed on a monthly basis. Custodian fees, as well as fees from the sale of information services and system operation services, are generally recognized ratably and billed on a monthly basis.

Risk Transfer Re S.A. is a reinsurance company. Premium income and acquisition costs arising from reinsurance contracts are recognized over the life of the contracts. The activities of this company are immaterial in the context of the consolidated financial statements of Deutsche Börse Group.

Interest income and expenses are recognized using the effective interest method. Interest income is recognized when it is probable that the economic benefits associated with the transaction will flow to the entity and the income can be measured reliably. Interest expenses are recognized as an expense in the period in which they are incurred. Interest income and expenses from banking business are netted in the consolidated income statement and disclosed separately in note 5.

Government grants

A government grant is not recognized until there is reasonable assurance that the entity will comply with the conditions attaching to it, and that the grant will be received. Government grants related to assets are presented as deferred income in the consolidated balance sheet and are recognized as income over the life of the depreciable asset. Grants related to income are deducted in reporting the expense which they are intended to compensate over the periods in which the latter occur.

Intangible assets

Research costs are expensed in the period in which they are incurred. Development costs are capitalized at cost, provided that they satisfy the recognition criteria set out in IAS 38. These development costs include direct labour costs, costs of purchased services (external consultants) and workplace costs, including proportionate overheads that can be directly attributed to the preparation of the respective asset for use, such as costs for the software development environment. Borrowing costs are not included in production cost. Capitalized development costs are generally amortized over the expected useful life of five years, starting on the date of first use.

An impairment loss is recognized for software that is no longer used or whose future useful life is shorter than originally expected. Intangible assets are derecognized on disposal or when no further economic benefits are expected to flow from the assets.

The amortization period for intangible assets with finite useful lives is reviewed at least at the end of each financial year. If the expected useful life of an asset differs from previous estimates, the amortization period is changed accordingly.

Purchased software is carried at cost and reduced by systematic amortization. Amortization is charged using the straight-line method over the expected useful life or until the proprietary right in question has expired. Technology for options and equity trading as well as technology of Longitude LLC, a subsidiary of ISE, was acquired through the acquisition of ISE. The cost corresponds to the respective fair values as at the acquisition date. The replacement cost method is used to calculate the fair values.

Useful life of software

Assets	Amortization method	Amortization period	Recognition
Standard software	straight-line	3 to 10 years	ratable
Purchased custom software[1]	straight-line	4 to 6 years	ratable
Internally developed custom software	straight-line	5 years	ratable

1) Including the technology for options trading, equity trading and Longitude, for which a depreciation period of five years was applied

Goodwill is tested for impairment in accordance with IAS 36 on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. An impairment loss is recognized if the carrying amount of the cash-generating unit to which goodwill is allocated (including the carrying amount of this goodwill) is higher than its recoverable amount.

The cost of the other intangible assets acquired in the course of the acquisition of the ISE subgroup corresponds to the fair value as at the acquisition date. Assets with a finite term are amortized. Amortization is charged using the straight-line method over the expected useful life.

Useful life of other intangible assets ISE

Assets	Method of estimating fair value	Depreciation method	Depreciation period
Exchange license	Greenfield approach	n.a.	n.a.
Member relationships	Excess earning method	straight-line	30 years
Market data customer relationships	Excess earning method	straight-line	30 years
ISE trade name	Relief from royalty	straight-line	10 years

As the exchange license does not have a finite term and the ISE expects to maintain the license as part of its overall business strategy, the useful life for these assets is estimated as indefinite. Irrespective of whether there is any indication of impairment, an entity must also test an intangible asset with an indefinite useful life or an intangible asset not yet available for use for impairment annually by comparing its carrying amount with its recoverable amount (the higher of fair value less costs to sell and value in use). Deutsche Börse Group has determined that the exchange license and the trade name do not generate cash inflows that are largely independent from those of the ISE's other assets. The cash generating unit (CGU) to which the exchange license belongs is the ISE. Furthermore, a review is performed in each reporting period to determine whether the events and circumstances still justify estimating the useful life of the license as indefinite.

Property, plant and equipment

Property, plant and equipment is carried at cost and reduced by depreciation for wear and tear. The cost of an item of property, plant and equipment comprises all costs directly attributable to the production process, as well as an appropriate proportion of production overheads. It also includes the cost of any restoration obligations assumed. Financing costs are not recognized.

82.85

Useful life of property, plant and equipment

Assets	Depreciation method	Depreciation period	Recognition
Computer hardware	straight-line	3 to 5 years	ratable
Office equipment	straight-line	5 to 25 years	ratable
Improvements to leasehold and own property	straight-line	based on lease term or 10 years for own property	ratable
Buildings	straight-line	40 years	ratable
Land	not depreciated	n.a.	n.a.

For simplification, investments in moveable items of property, plant and equipment made during a month are depreciated from the first day of this month and pro rated for the actual number of months.

If the cost of part of an item of property, plant and equipment forms a significant proportion of the total value of the asset, this part may be depreciated separately over a different useful life.

Purchased low-value assets are written off in the year of acquisition in accordance with the applicable tax provisions. Repair and maintenance costs are expensed as incurred. If it is probable that the future economic benefits associated with an item of property, plant and equipment will flow to the Company and the cost of the respective asset can be reliably determined, expenditure subsequent to acquisition is added to the carrying amount of the asset as incurred. The carrying amounts of the parts of the asset that have been replaced are derecognized.

Provided that the criteria for classification as a finance lease have been satisfied, leased property, plant and equipment is recognized in accordance with IAS 17 and depreciated, and a corresponding finance lease liability is recognized. Gains from sale and leaseback transactions were immediately recognized in income under "other operating income" as at the date of the transaction because the latter was effected at fair value and the lease agreements entered into in the course of the transaction resulted in operating leases.

Financial assets and investment property
There are five classes of financial assets: investments in associates, other equity investments, current receivables and securities from banking business, other financial instruments, and other loans. All financial instruments are initially measured at fair value; in the case of a financial asset that is not measured at fair value through profit or loss, this includes transaction costs. Subsequent to initial recognition, the measurement of financial instruments depends on the type of instrument as described below.

Investments in associates consist of investments in joint ventures and other associates. Joint ventures and other associates are generally accounted for using the equity method in accordance with IAS 31.38 or IAS 28.13. Joint ventures and other associates that are insignificant for the presentation of a true and fair view in the consolidated financial statements are not accounted for using the equity method, but are carried at cost.

30 July

84.66

For disclosures on other equity investments and current receivables and securities from banking business, see the "Financial instruments" section.

Other noncurrent financial instruments are classified as available-for-sale financial assets and carried at their fair values in accordance with IAS 39, based on market prices. Discounted cash flow methods are applied where a current market price is not available. Discount rates used are based on market interest rates for financial instruments having substantially the same terms and characteristics.

In accordance with IAS 40, Deutsche Börse Group has chosen the cost model to measure its investment property. Investment property is therefore carried at cost less accumulated depreciation (depreciation period of 40 years) and impairment losses. As at 31 December 2006, the investment property item related to two buildings leased to third parties, except for a minor part of one building which was used by the Clearstream subgroup. These buildings were sold during the financial year. The gain on the disposal is reported under other operating income.

Impairment testing

In accordance with IAS 36, noncurrent assets are tested for impairment. At each balance sheet date, the Company assesses whether there is any indication that an asset may be impaired. If there is evidence that the carrying amount exceeds the recoverable amount (the higher of value in use and fair value less costs to sell), the asset's value in use is estimated on the basis of the discounted estimated future cash flows from continuing use of the asset and from its ultimate disposal, net of taxes. For this purpose, discount rates are estimated based on the prevailing pre-tax weighted average cost of capital adjusted for the specific risks for the asset.

Irrespective of any indications of impairment, intangible assets with indefinite useful lives and intangible assets not yet available for use must be tested for impairment annually. If the estimated recoverable amount is lower than the carrying amount, an impairment loss is recognized, and the net book value of the asset is reduced to its estimated recoverable amount.

Financial instruments

Recognition of financial assets and liabilities

Financial assets and liabilities are recognized when a Group company becomes a party to the contractual provisions of the instrument.

With the exception of receivables and liabilities from banking business and the financial instruments of Eurex Clearing AG, all financial assets and liabilities are recognized at the trade date. In accordance with IAS 39.38, receivables and liabilities from banking business are recognized at the settlement date. For details on the financial instruments of Eurex Clearing AG see below.

Derecognition of financial assets and liabilities
Financial assets are derecognized when the contractual rights to the cash flows expire or when substantially all the risks and rewards of ownership of the financial assets are transferred. Financial liabilities are derecognized when the obligations specified in the contracts are discharged, cancelled or have expired.

Clearstream acts as principal in securities borrowing and lending transactions in the context of the ASLplus securities lending system. Legally, Clearstream operates between the lender and the borrower without being an economic contracting partner (transitory items). In these transactions, the securities borrowed and lent match perfectly. Consequently these transactions are not recognized in the Company's consolidated balance sheet.

Netting of financial assets and liabilities
Financial assets and liabilities are offset and only the net amount is presented in the consolidated balance sheet when the Company currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

Other equity investments
Other equity investments are equity interests of less than 20 percent that are designed to establish a permanent relationship with the company concerned and where no significant influence based on the criteria set out in IAS 28.7 exists. In accordance with IAS 39.46, such financial assets are measured at their fair values, based on observable current market prices. Where such a current market price is unavailable and alternative valuation methods are inappropriate, such investments are carried at cost subject to an impairment review. Other investments for which no active market exists are measured on the basis of current market transactions. Realized gains and losses are recognized under financial income or financial expense. Unrealized gains and losses are recognized directly in equity in the revaluation surplus.

Receivables, securities and liabilities from banking business
The financial instruments contained in the receivables and securities from banking business as well as in the liabilities from banking business are accounted for in accordance with IAS 39, which states that the entire portfolio of financial assets and liabilities must be classified into four categories and measured in accordance with this classification:

"Financial assets at fair value through profit and loss" are recognized at the trade date. This category includes currency swaps and forward foreign exchange transactions not classified as hedging instruments under IAS 39. Fair value of these derivatives is estimated based on observable current market rates. Realized and unrealized gains and losses are immediately recognized in the consolidated income statement as other operating income and other operating expenses. As in the previous year, Deutsche Börse Group did not exercise the option to designate financial assets or liabilities as at fair value through profit or loss on initial recognition in 2007.

"Loans and receivables" are recognized at the settlement date. This category includes loans created by providing funds to a debtor. It also includes reverse repurchase agreements, i.e. securities purchase agreements under which essentially identical securities will be resold at a certain date in the future at an agreed price. Such agreements are treated as secured fixed-term deposits. The amounts paid are reported as loans to other banks and customers. The difference between the purchase price and the repurchase price is accrued over the period of the transaction and is contained in "net interest income from banking business".

"Available-for-sale financial assets" comprise current and noncurrent financial assets.

Current available-for-sale financial assets (financial assets other than at fair value through profit and loss or loans and receivables) are recognized at the settlement date. Subsequently, they are measured based on their fair values, estimated based on observable current quotations. Interest income is recognized in the consolidated income statement in net interest income from banking business based on the effective interest rate method. Other realized gains and losses are recognized in the consolidated income statement in other operating income and other operating expenses. Fair value adjustments are recognized directly in equity in the revaluation surplus.

Noncurrent available-for-sale financial assets include bonds and other fixed-income securities. They correspond to the investment of the entity's capital, are hence held for the long term and are classified as noncurrent assets irrespective of their remaining maturity. They are recognized at the settlement date. Subsequently, they are measured based on their fair values, based on observable current quotations. Interest income is recognized in the consolidated income statement as net interest income from banking business based on the effective interest rate method. When such bonds are hedged instruments under fair value hedges, hedge accounting is applied for fair value adjustments corresponding to the hedged item (see "Fair value hedges" below). Other fair value adjustments are recognized directly in equity in the revaluation surplus.

Deutsche Börse Group did not use the "held-to-maturity investments" category in financial years 2007 and 2006.

All financial liabilities not held for trading, and loans and receivables, are carried at amortized cost, less any write-downs for impairment. Premiums and discounts are contained in the amortized cost of the instrument concerned and are amortized using the effective interest method.

Financial liabilities not measured at fair value through profit and loss
Financial liabilities not held for trading are carried at amortized cost. These liabilities comprise bonds issued by Group companies. They were reported under "interest-bearing liabilities" in 2006 and are reported under "other current liabilities" in 2007.

Financial liabilities measured at fair value through profit and loss
According to IAS 32.18 (b), a financial instrument that gives the holder the right to put it back to the issuer for cash or another financial asset (a "puttable instrument") is a financial liability. The minority interests in Avox Ltd. are classified as such and carried at fair value. They are reported under "other noncurrent liabilities".

Derivatives and hedges
Derivatives are used to hedge interest rate risk or foreign exchange risk associated with the activities of the Group.

All derivatives are carried at their fair values. The fair value of interest rate swaps is determined on the basis of current observable market interest rates. The fair value of forward foreign exchange transactions is determined on the basis of forward foreign exchange rates at the balance sheet date for the remaining period to maturity.

Hedge accounting is applied for derivatives that are part of a hedging relationship determined to be highly effective under IAS 39, as follows:

Cash flow hedges
The portion of the gain or loss on the hedging instrument determined to be highly effective is recognized directly in equity. This gain or loss eventually adjusts the value of the hedged cash flow. The ineffective portion of the gain or loss is recognized immediately in the consolidated income statement.

Fair value hedges
The gain or loss on the hedging instrument, together with the gain or loss on the hedged item (underlying) attributable to the hedged risk, is recognized immediately in the consolidated income statement. Any gain or loss on the hedged item adjusts its carrying amount.

Derivatives that are not part of a hedging relationship
Gains or losses on derivative instruments that are not part of a highly effective hedging relationship are recognized immediately in the consolidated income statement.

Financial instruments of Eurex Clearing AG (central counterparty)
Eurex Clearing AG acts as the central counterparty and guarantees the settlement of all transactions involving futures and options on the Eurex exchanges (Eurex Deutschland and Eurex Zürich AG). As the central counterparty, it also guarantees the settlement of all transactions for Eurex Bonds (bond trading platform) and Eurex Repo (repo trading platform), certain exchange transactions in equities on FWB Frankfurter Wertpapierbörse (the Frankfurt Stock Exchange) and certain cash market transactions on the Irish Stock Exchange. These transactions are only executed between Eurex Clearing AG and a clearing member.

In accordance with IAS 39.38, purchases and sales of equities via the central counterparty are recognized and simultaneously derecognized at the settlement date.

For products that are marked to market (futures and options on futures), Eurex Clearing AG recognizes gains and losses on open positions each exchange day. By means of the variation margin, profits and losses on open positions resulting from exchange rate fluctuations are settled on a daily basis. The difference between this and other margin types is that the variation margin does not comprise collateral, but is a daily offsetting of profits and losses in cash. In accordance with IAS 39.17 (a) and IAS 39.39, futures are therefore not reported in the consolidated balance sheet. For options on futures (future-style options), the option premium is not required to be paid in full until the end of the term or upon exercise. Option premiums are carried in the consolidated balance sheet as liabilities and receivables at their fair value on the trade date.

"Traditional" options, for which the buyer must pay the option premium in full upon purchase, are carried in the consolidated balance sheet at fair value. Fixed-income bond forwards are recognized as derivatives and carried at fair value until the settlement date. Receivables and liabilities from repo transactions are classified as held for trading and carried at fair value. Receivables and liabilities from variation margins and cash collateral that is determined on the reporting date and only paid on the following day are carried at their nominal amount.

The fair values recognized in the consolidated balance sheet are based on daily settlement prices. These are calculated and published by Eurex Clearing AG on a daily basis in accordance with the rules set out in the contract specifications (see also the Clearing Conditions of Eurex Clearing AG).

Cash or securities collateral of Eurex Clearing AG
As Eurex Clearing AG guarantees the settlement of all traded contracts, it has established a multi-level collateral system. The central pillar of the collateral system is the determination of the overall risk per clearing member (margin) to be covered by cash or securities collateral. Losses calculated on the basis of current prices and potential future price risks are covered up to the date of the next collateral payment.

In addition to these daily collateral payments, each clearing member must make contributions to the clearing fund (for further details, see the risk report in the Group management report). Cash collateral is reported in the consolidated balance sheet under "cash deposits by market participants" and the corresponding amounts under "restricted bank balances". In accordance with IAS 39.20 (b) in conjunction with IAS 39.37, securities collateral is not derecognized by the clearing member providing the collateral. As the transfer of securities does not meet the conditions for derecognition, the securities are not recognized as assets in accordance with IAS 39 AG 34.

Treasury shares

The treasury shares held by Deutsche Börse AG at the reporting date are deducted directly from shareholders' equity. In accordance with IAS 32.33, gains or losses on treasury shares are taken directly to equity. The transaction costs directly attributable to the acquisition of treasury shares are accounted for as a deduction from shareholders' equity (net of any related income tax benefit).

Recognition of measurement adjustments

Profit for the year includes changes in the measurement of financial assets at fair value through profit and loss within receivables and securities from banking business, as well as changes in the measurement of investments in associates, other than exchange rate differences. Changes in the measurement of investments in associates arising from exchange rate differences are recognized directly in equity. Changes in the measurement of other noncurrent financial instruments, other noncurrent loans and available-for-sale financial assets held within receivables and securities from banking business are taken directly to shareholders' equity until realized, or until an impairment loss is recognized, at which time the cumulative gain or loss previously taken to equity is included in the profit for the year.

Other current assets

Receivables, other assets, and cash and cash equivalents are carried at their nominal amount. Adequate valuation allowances take account of identifiable risks.

Restricted bank balances include cash deposits by market participants which are invested overnight mainly in the form of reverse repurchase agreements with banks. Such agreements are treated as secured fixed-term deposits. Cash funds attributable to the Clearstream subgroup arising from minimum reserve requirements at central banks are also included in this item.

Noncurrent assets held for sale

Noncurrent assets are classified as held for sale and presented as such separately under current assets if they meet the criteria set out in IFRS 5. This is the case if the carrying amount of the assets will be recovered principally through a sale transaction rather than through continuing use. These assets are recognized at the lower of their carrying amount and fair value less costs to sell.

7 August

81.75

Provisions for pensions and other employee benefits
Provisions for pension obligations are measured using the projected unit credit method on the basis of actuarial reports, in accordance with IAS 19. The obligations are measured at the balance sheet date each year using actuarial methods that conservatively estimate the relevant parameters. The pension benefits expected on the basis of projected salary growth are spread over the remaining length of service of the employees. The calculations are based on generally accepted industry mortality tables. In Germany, the "2005 G" mortality tables (generation tables) developed by Prof Dr Klaus Heubeck have been used since 2005.

The following assumptions were applied to the calculation of the actuarial obligations for the pension plans:

Actuarial assumptions

	31 Dec. 2007 %	31 Dec. 2006 %
Discount rate	5.25	4.50
Expected return on plan assets[1]	5.55/6.15	5.05/5.80
Salary growth	3.50	3.50
Pension growth[2]	1.75/2.50	1.75/2.50
Staff turnover rate[3]	2.00	2.00

1) Expected return in 2007 for 2008: Germany 6.15 percent and Luxembourg 5.55 percent. The expected return on plan assets is calculated on the basis of the assumed short-term (4.15 percent; 2006: 3.60 percent) and long-term (4.55 percent; 2006: 3.80 percent) interest rates, plus a premium for the equity component of the investment portfolio (2.00 percent; 2006: 2.50 percent). The equity component of the Luxembourg portfolio is expected to be unchanged at 50.00 percent, while the equity component of the German portfolio is expected to be 80.00 percent.
2) 2.50 percent for plans for which this percentage was contractually agreed
3) No turnover assumed for employees over the age of 50 and in respect of deferred compensation plans

In accordance with IAS 19.92, Deutsche Börse Group recognizes a portion of its actuarial gains and losses as income or expense if the net cumulative unrecognized actuarial gains or losses of each company and plan at the end of the previous reporting period have exceeded the greater of 10 percent of the present value of the defined benefit obligation before deduction of plan assets and 10 percent of the fair value of plan assets. The portion of actuarial gains and losses recognized is the excess determined above, divided by the expected average remaining working lives of the employees participating in the retirement benefit plans.

Retirement provision for Group employees is ensured by a variety of retirement benefit plans, the use of which varies from country to country.

A deferred compensation plan was introduced for employees of Deutsche Börse Group in Germany (excluding employees of Infobolsa Deutschland GmbH) as at 1 July 1999. Since its introduction, new commitments have been entered into on the basis of this deferred compensation plan; the existing pension plans were closed for new staff as at 30 June 1999. Employees with pension commitments under the old retirement benefit arrangements were given an option to participate in the deferred compensation plan by converting their existing pension rights. Individual commitment plans exist for members of the executive boards of Group companies.

84.58

A new scheme for the retirement provisions for senior executives in Germany was agreed and implemented as at 1 January 2004. The new benefits are based on performance and no longer exclusively on the principle of providing benefits. The old pension system based on pensionable income was replaced by a "capital component system". This system builds on annual income received composed of both the fixed annual salary and the variable remuneration paid. Individual professional performance is thus directly reflected in the future pension payments. Every year, Group companies contribute an amount that corresponds to a certain percentage of the pensionable income. This amount is multiplied by a capitalization factor depending on age, resulting in the "annual capital component". The benefit assets equal the total of the capital components of the individual years and are converted into a lifelong pension once the benefits fall due. Since 1 July 2006, this benefit has been no longer available to new senior executives.

The employees of the Clearstream subgroup in Luxembourg participate in separate defined benefit pension plans.

Deutsche Börse Group uses external funds to cover some of its pension obligations. The amount of the annual net pension expense is reduced by the expected return on the plan assets of the funds. The defined benefit obligations are offset against the fair value of the plan assets taking into account unrecognized actuarial gains and losses as well as past service cost as yet unrecognized. In addition, the pension obligations of Deutsche Börse Group are secured in part by reinsurance policies. The capitalized surrender value of these reinsurance policies is carried under "other noncurrent assets".

The defined benefit pension plan in favour of Luxembourg employees of the Clearstream subgroup is funded by means of cash contributions to an "Association d'épargne pension" (ASSEP) organized in accordance with Luxembourg law. Contributions may or may not cover the entire provisions calculated as per IAS 19, but they must cover pension provisions as determined under Luxembourg law.

There are defined contribution pension plans for employees working in Germany, Luxembourg, Switzerland, the Czech Republic, the UK or the USA. The employer pays contributions to these employees' private pension funds.

Other long-term benefits for employees and members of executive boards (total disability pension, transitional payments and surviving dependents' pensions) are also measured using the projected unit credit method. In accordance with IAS 19.127, actuarial gains and losses and past service cost are recognized immediately and in full.

9 August

85.15

Other provisions

In accordance with IAS 37, the other provisions take account of all identifiable risks as well as uncertain obligations and are measured in the amount of the probable obligation. A provision for restructuring is only recognized when an entity has a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it.

Group Share Plan and phantom stock option plan

Accounting for the Group Share Plan and the phantom stock option plan follows IFRS 2 "Share-based payment".

Group Share Plan

The cost of shares granted to employees at a discount is recognized in the income statement at the grant date. Options granted follow the accounting principles for share-based payments with a choice of settlement in cash or equity instruments. As the Company does not have an obligation to settle in cash at the grant date, the options are recognized as equity-settled share-based payments. The options are measured at their fair values at the grant date and recognized in the income statement over the two-year vesting period, with a corresponding increase in shareholders' equity.

Under the 2003 tranche, a present obligation to settle in cash arose during the vesting period following the announcement of cash settlement prior to the end of the vesting period. Accordingly, the options in the 2003 tranche were recognized as cash-settled share-based payments in the period under review. The options are measured at their respective fair values at the reporting date and recognized in the income statement.

Phantom stock option plan

Options granted follow the accounting principles for cash-settled share-based payments. The cost of the options is estimated using an option pricing model (fair value measurement).

Stock Bonus Plan (SBP)

The SBP shares granted follow the accounting principles for share-based payments with a choice of settlement in cash or equity instruments. As the Company does not have an obligation to settle in cash at the grant date, the SBP shares are recognized as equity-settled share-based payments. The SBP shares are measured at their fair value at the grant date and recognized in the income statement over the three-year vesting period, with a corresponding increase in shareholders' equity.

81.86

Deferred tax assets and liabilities

Deferred tax assets and liabilities are computed using the balance sheet approach in accordance with IAS 12. The deferred tax calculation is based on temporary differences between the carrying amounts in the tax accounts and the carrying amounts in the IFRS financial statements that lead to a future tax liability or benefit when assets are used or sold or liabilities are settled. No deferred taxes are recognized on differences resulting from the initial recognition of goodwill.

The deferred tax assets or liabilities are measured using the tax rates that are currently expected to apply when the temporary differences reverse, based on tax rates that have been enacted or substantively enacted by the reporting date. Deferred tax assets are recognized for the carryforward of unused tax losses only to the extent that it is probable that future taxable profit will be available. Deferred tax assets and deferred tax liabilities are offset where the company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

Acquisition accounting

Acquisition accounting uses the purchase method in accordance with IFRS 3. The acquiree's identifiable assets, liabilities and contingent liabilities are recognized at their fair values at the acquisition date. Any excess of cost over the acquirer's interest in the net fair value of the subsidiary is recognized as goodwill and carried at cost. Goodwill is measured in subsequent periods at cost less accumulated impairment losses.

Any excess of the acquirer's interest in fair value over the cost of acquisition results in a reassessment of the identification and measurement of the fair value and the cost of acquisition; any excess remaining after this reassessment is recognized immediately in income.

Other consolidation adjustments

Intra-Group assets and liabilities are eliminated. Income arising from intra-Group transactions is eliminated against the corresponding expenses. Profits or losses arising from deliveries of intra-Group goods and services, as well as dividends distributed within the Group, are eliminated. Deferred tax assets or liabilities are recognized for consolidation adjustments where these are expected to reverse in subsequent years.

Interests in equity attributable to minority shareholders are carried under "minority interests" within equity. Where these are classified as "puttable instruments", they are reported under "other noncurrent liabilities". For more information see above under "Financial liabilities measured at fair value through profit and loss".

13 August

83.27

Deutsche Börse AG's functional currency is the euro. Investments in subsidiaries outside the euro area, as well as investee equity items, are translated at historical exchange rates. Assets and liabilities of companies whose functional currency is not the euro are translated into euros at the closing rate. In accordance with IAS 21, income statement items are translated using average exchange rates. Resulting exchange differences are recognized directly in accumulated profit. When a subsidiary is disposed of, the cumulative exchange differences recognized in accumulated profit until its deconsolidation are recognized in consolidated profit in the period in which the deconsolidation gain or loss is recognized.

The following euro exchange rates have been used:

Exchange rates

		Average rate 2007	Average rate 2006	Closing rate as at 31 Dec. 2007	Closing rate as at 31 Dec. 2006
Swiss francs	CHF	1.6495	1.5842	1.6573	1.6057
US dollars	USD	1.3911	1.2658	1.4713	1.3155
Czech koruny	CZK	27.7228	28.0701	26.5770	27.4725
Pounds sterling	GBP	0.6972	0.6848	0.7362	0.6709

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from initial consolidation are presented in the functional currency of the foreign operation and translated at the closing rate.

Currency translation

In accordance with IAS 21, foreign currency transactions are translated at the exchange rate prevailing at the transaction date.

At the balance sheet date, monetary balance sheet items in foreign currency are measured at the exchange rate at the balance sheet date, while non-monetary balance sheet items are measured at historical cost. Non-monetary balance sheet items measured at fair value are translated at the closing rate. Currency translation differences are recorded as income or expense in the period in which they arise unless the underlying transactions are hedged. Such items of income or expense are contained in other operating income or expenses, as appropriate.

Key sources of estimation uncertainty and management judgements
The application of accounting policies, presentation of assets and liabilities and recognition of income and expenses requires the Executive Board to make certain judgements and estimates. Estimated amounts may differ from actual amounts. The amounts are therefore adjusted retrospectively if they relate to previous periods.

Note 14 contains information on the assumptions applied in performing annual impairment tests on goodwill and intangible assets with an indefinite useful life. In each case, the respective business plans serve as the basis for determining any impairment. These plans contain projections of the future financial performance of the cash-generating units. If their actual financial performance fails to meet these expectations, corresponding adjustments may be necessary.

Accounting for provisions for pensions and similar obligations requires the application of certain actuarial assumptions (e.g. discount rate, staff turnover rate) so as to estimate their carrying amounts (see above). Note 26 shows the present value of the obligations at each balance sheet date. These assumptions may fluctuate considerably, for example because of changes in the macroeconomic environment, and may thus materially affect provisions already recognized. However, this effect is mitigated by application of the corridor method.

Note 47 contains disclosures on the valuation model used for the options. Where the estimates of the valuation parameters originally applied differ from the actual values available when the options are exercised, adjustments are necessary; such adjustments are recognized in the consolidated income statement for the period if they relate to cash-settled share-based payment transactions.

In addition, probable settlement applied to the recognition of provisions for expected losses from rental agreements is estimated (see note 28). In the creation of personnel-related restructuring provisions, certain assumptions were made with regard to, for example, fluctuation rate, discount rate and salary trends. Should the actual values deviate from these assumptions, adjustments may be necessary.

15 August

80.49

Consolidated Income Statement Disclosures

4. Sales revenue

Composition of external sales revenue by segment

	2007 €m	2006 €m
Xetra		
Xetra trading fees	199.0	140.2
Clearing and settlement fees	115.1	85.5
Floor trading fees	53.7	64.2
Scoach trading fees	37.6	–
Listing fees	13.0	12.5
Income from cooperation agreements	14.3	9.0
Other sales revenue	2.3	2.7
	435.0	**314.1**
Eurex		
Trading and clearing fees	698.4	582.8
Other sales revenue	15.5	15.0
	713.9	**597.8**
Clearstream		
Custody fees	466.2	434.2
Transaction fees	165.1	150.3
Global Securities Financing	55.4	40.1
Other sales revenue	81.5	75.7
	768.2	**700.3**
Market Data & Analytics		
Sales of price information	130.2	116.8
Other sales revenue	38.1	31.3
	168.3	**148.1**
Information Technology		
Systems operation	88.5	74.3
Systems development	11.3	19.6
	99.8	**93.9**
Total	**2,185.2**	**1,854.2**

Xetra and Eurex sales revenue is composed principally of trading and clearing revenue. Xetra charges a fee per executed order and depending on order value, Eurex charges a fee per contract. The Eurex trading and clearing fees represent the contractual 85 percent of transaction fees invoiced by Eurex Clearing AG. The remaining 15 percent are paid to SWX Swiss Exchange AG and are not included in Deutsche Börse Group's consolidated financial statements.

The prices for the fixed clearing fee in the tariff structure applicable to trading on the Xetra electronic system were reduced in July 2007. In addition, the price structure for floor trading fees on the Frankfurt Stock Exchange (Xontro system) was amended as at 1 November 2007. Based on the Xetra pricing model, the fees for trading on Xontro will now be calculated per executed order, and will depend on the order value. The fee is 0.038 percent of the order value, with a minimum of €1 and a maximum of €19 per order. The sharp rise in segment revenue of 38 percent to €435.0 million (2006: €314.1 million) is largely attributable to the positive development of trading activity on Xetra: the number of Xetra transactions rose by 64 percent to 176.3 million (2006: 107.7 million). In connection with the Scoach joint venture, parts of floor trading were contributed to Scoach Europa AG. Floor trading fees thus decreased from €64.2 million in 2006 to €53.7 million in the year under review. Simultaneously, Scoach trading fees in the amount of €37.6 million in the year under review contributed to Xetra sales revenues for the first time. Scoach's trading fees are derived from trading in structured products in Germany (Scoach Europa AG) and Switzerland (Scoach Schweiz AG) and are consolidated in the Xetra segment from 2007 on.

The increase in Eurex's sales revenue of 19 percent to €713.9 million (2006: €597.8 million) is largely due to the 24 percent increase in the number of traded contracts. Thanks to the strong growth in trading activity, Eurex was able to compensate for volume-dependent discounts granted to participants.

Sales revenue in the Clearstream segment rose by 10 percent to €768.2 million (2006: €700.3 million). The 7 percent rise in custody revenue is the result of the 14 percent increase in the average value of securities held in custody to €10.5 trillion (2006: €9.2 trillion) and the volume-related fee schedule, which results in a slight decrease in average pricing as volumes increase. Transaction revenue increased by 10 percent; this was due to the 18 percent rise in the number of transactions to 123.1 million (2006: 104.7 million). Income in the Global Securities Financing business rose by 38 percent to €55.4 million (2006: €40.1 million) as a result of substantially higher securities lending volumes and the ASLplus service, where Clearstream acts as principal in securities borrowing and lending transactions. Clearstream is using a new statistical reporting procedure to achieve a higher degree of transparency, harmonization with market practice and faster availability. The prior-period figure for Clearstream transactions was restated as a result of this changeover.

17 August

77.00

Sales revenue in the Market Data & Analytics segment rose by 14 percent to €168.3 million (2006: €148.1 million). Most of the revenue was generated by the sale of price information. Other revenue is generated by index license income and the provision of securities information.

Information Technology develops and operates systems for internal and external customers. External revenue rose 6 percent to €99.8 million (2006: €93.9 million).

5. Net interest income from banking business

Composition of net interest income from banking business

	2007 €m	2006 €m
Gross interest income	468.0	260.0
Interest expense	–237.2	–109.3
Total	**230.8**	**150.7**

Net interest income from banking business was up 53 percent to €230.8 million. This substantial increase is principally due to the rise in average daily cash balances of 51 percent to €5.6 billion (2006: €3.7 billion).



6. Own expenses capitalized

Own expenses capitalized relate solely to development costs of internally developed software, involving the following systems and projects in the individual segments:

Research and development costs

	Total expense for software development		of which own expenses capitalized	
	2007 €m	2006 €m	2007 €m	2006 €m
Xetra				
Xetra software	15.8	4.8	9.7	2.4
CCP releases[1]	3.8	6.1	2.3	2.6
	19.6	**10.9**	**12.0**	**5.0**
Eurex				
Eurex software	27.8	22.0	14.4	9.3
CCP releases[1]	0.3	0.5	0	0.5
	28.1	**22.5**	**14.4**	**9.8**
Clearstream				
Settlement and collateral management	56.9	49.9	6.7	6.7
Custody	16.3	24.4	0.7	2.5
Investment funds	4.4	8.4	1.4	4.5
	77.6	**82.7**	**8.8**	**13.7**
Market Data & Analytics				
CEF data feeds	3.4	4.4	0	0
Other	1.9	0.3	1.7	0.3
	5.3	**4.7**	**1.7**	**0.3**
Information Technology				
Xentric	0	0.2	0	0.2
Other	1.7	2.6	0	0
	1.7	**2.8**	**0**	**0.2**
Total of all segments	**132.3**	**123.6**	**36.9**	**29.0**
less intercompany profits	–21.0	–18.6	–11.8	–6.8
Total	**111.3**	**105.0**	**25.1**	**22.2**

1) The Equity Central Counterparty, CCP, FI-CCP, ISE-CCP and Integrated Clearer systems are managed as part of a joint project; the development costs were allocated to the Xetra and Eurex segments on the basis of the resources used.

21 August

79.21

7. Other operating income

Composition of other operating income

	2007 €m	2006 €m
Gains on sale of buildings and investment property	120.6	0
Income from agency agreements	35.9	23.8
Gains on the disposal of (shares in) subsidiaries and other equity investments	15.0	25.7
Foreign currency gains	11.4	3.1
Gains on the disposal of land held for sale	9.4	0
Rental income from sublease contracts	9.2	9.7
Rental income from investment property	8.0	9.0
Miscellaneous	13.9	14.5
Total	**223.4**	**85.8**

Gains on the sale of buildings and investment property of €120.6 million result from the sale of the real-estate companies that hold the administrative buildings in Luxembourg. For more information, please see notes 2, 15, 16 and 39.

Income from agency agreements results mainly from the operational management of the Eurex Zürich derivatives market for SWX Swiss Exchange AG.

Gains on the disposal of (shares in) subsidiaries and other equity investments include a gain of €15.0 million on the disposal of shares in International Index Company (see note 39).

Gains on the disposal of land held for sale result from the sale of a property in Luxembourg.

For details of rental income from sublease contracts see note 46.

Miscellaneous other operating income includes income from cooperation agreements and from training as well as employee contributions for company cars and valuation allowances.



8. Staff costs

Composition of staff costs

	2007 €m	2006 €m
Wages and salaries	508.1	359.1
Social security contributions, retirement and other benefits	58.1	55.8
Total	**566.2**	**414.9**

In 2007, wages and salaries expense rose by 41 percent to €508.1 million (2006: €359.1 million). This was due to several effects: the extremely strong performance of Deutsche Börse AG's shares increased expenses relating to the Group Share Plan, stock option program and Stock Bonus Plan (see also note 47) to €156.8 million (2006: €76.8 million). Expenses for severance payments also rose to €21.4 million (2006: €9.4 million) primarily due to the resignation of Executive Board members Mathias Hlubek (CFO) and Matthias Ganz (COO). Additionally, provisions of €41.3 million were recognized in staff costs as part of the Company's restructuring and efficiency program. Adjusted for these effects, wages and salaries increased by 6 percent as a result of the 4 percent growth in the average workforce, coupled with the annual pay rise.

Social security contributions, retirement and other benefit costs rose by 4 percent to €58,1 million (2006: €55.8 million), of which €22.1 million (2006: €20.9 million) related to contributions to defined contribution pension plans. For details on defined benefit pension plans, see note 26.

9. Depreciation, amortization and impairment losses (other than goodwill)

Composition of depreciation, amortization and impairment losses (other than goodwill)

	2007 €m	2006 €m
Intangible assets	77.5	87.5
Property, plant and equipment	43.6	37.6
Investment property	4.9	5.3
Total	**126.0**	**130.4**

For details on impairment losses see also notes 14, 15 and 16.

The decrease in the amortization of intangible assets is the result of the decline in own expenses capitalized in the past few years. Depreciation of property, plant and equipment rose as investments in network and systems capacity increased to allow it to process higher trading volumes quickly and reliably.

23 August

81.37

10. Other operating expenses

Composition of other operating expenses

	2007 €m	2006 €m
Costs for IT services providers and other consulting services	117.2	110.0
Premises expenses	59.9	59.0
IT costs	46.5	48.1
Purchase of price information	43.0	30.0
Non-recoverable input tax	41.2	13.7
Communication costs (including network costs)	27.0	24.9
Cost of agency agreements	23.3	14.4
Advertising and marketing costs	23.2	17.9
Travel, entertainment and corporate hospitality expenses	16.5	13.8
Xontro system operation	15.5	15.9
Insurance premiums, contributions and fees	14.9	14.3
Non-wage labour costs and voluntary social benefits	10.9	8.8
Supervisory Board remuneration[1)]	5.8	3.7
Fees payable to Helsinki Exchange Ltd. Oy	3.7	4.5
External labour	3.2	4.3
Cost of exchange rate differences	2.1	2.9
Postage and transport costs	2.0	2.1
Rent and leases (excluding IT and buildings)	1.8	1.7
Office supplies	1.6	1.3
Valuation allowances and bad debt losses	1.3	1.5
Miscellaneous	9.1	12.9
Total	**469.7**	**405.7**

1) Includes expenses for stock option plans in the year under review

Costs for IT services providers and other consulting services relate mainly to expenses in conjunction with software development. An analysis of development costs is presented in note 6. These costs also contain costs of strategic and legal consulting services as well as of audit activities. In addition, one-time expenses of €2.9 million in connection with the efficiency and restructuring program resolved in the third quarter are included.



The fees for the auditors, KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin, Germany, expensed in accordance with section 314 (1) no. 9 HGB (Handelsgesetzbuch, the German Commercial Code) in the year under review, were as follows:

Composition of fees for the auditor

	2007 €m	2006 €m
Statutory audits	1.7	1.2
Tax advisory services	1.0	1.0
Other assurance or valuation services	0.1	0.1
Other services	1.7	0.7
Total	**4.5**	**3.0**

The higher costs for statutory audits in 2007 were due among other things to increased expenses as a result of the TUG (Transparenzrichtlinie-Umsetzungsgesetz, the Transparency Directive Implementing Act). The higher costs for other services relate to the capital management program and the efficiency and restructuring program.

Premises expenses relate primarily to the cost of providing office space (excluding depreciation on the Group's own buildings). They include rent, maintenance, security, energy, cleaning and miscellaneous premises expenses. Provisions for anticipated losses of €3.6 million were recognized for the efficiency and restructuring program resolved in the third quarter.

IT costs contain the costs for rental, leasing and maintenance of hardware and software.

Costs for the purchase of price information are incurred for data and information from other stock exchanges. A sharp increase of 43 percent was recorded here in line with the positive development of sales revenue from the sale of price information in the Market Data & Analytics segment and with the increasing amount of licenses on indices (Eurex).

Non-recoverable input tax results mainly from the VAT-free trading and clearing fees charged in the Eurex segment, and from tax-free service fees from payment services. The significant increase in this item was mainly due to tax refunds totalling €15.3 million in 2006.

Communication costs include costs for the participant network, the SWIFT network and telephone charges.

The cost of agency agreements relates to the costs of SWX Swiss Exchange AG, which renders services for the Eurex subgroup and provided services for Scoach Schweiz AG for the first time in financial year 2007.

The increase in advertising and marketing costs is mainly the result of the marketing campaign to launch and position the new Scoach trading platform for structured products.

Travel, corporate hospitality and entertainment expenses rose by 20 percent due to the growing internationalization of the Group and its subsidiaries (Scoach, ISE, Deutsche Börse Services s.r.o.).

The costs of operating the Xontro system were lower than in the previous year due to receipt of a high reimbursement.

Miscellaneous other operating expenses include maintenance (without IT and buildings), losses from the disposal of noncurrent assets, license fees, donations, cash transaction costs and processing error costs.

11. Result from equity investments

Composition of result from equity investments

	2007 €m	2006 €m
Equity method-accounted result of associates and joint ventures		
European Energy Exchange AG	2.0	2.4
BrainTrade Gesellschaft für Börsensysteme mbH	0.8	0
STOXX Ltd.	0.4	2.7
International Index Company Ltd.	0.1	0.4
Total income from measurement at equity	**3.3**	**5.5**
U.S. Futures Exchange LLC	–7.8	0
FDS Finanz-Daten-Systeme GmbH & Co. KG	–0.3	–0.3
The Clearing Corporation Inc.	0	–1.8
Total losses[1] from equity method measurement	**–8.1**	**–2.1**
Net income from equity method measurement	**–4.8**	**3.4**
Dividends from associates and other equity investments		
STOXX Ltd.	7.9	3.7
BrainTrade Gesellschaft für Börsensysteme mbH	0.6	0.5
FDS Finanz-Daten-Systeme GmbH & Co. KG	0.3	0.6
International Index Company Ltd.	0.2	0
Other equity investments	0.7	0.4
Total dividends from associates and other equity investments	**9.7**	**5.2**
Total	**4.9**	**8.6**

1) Including impairment losses (see note 16)

Gains and losses on the disposal of equity investments are reported in other operating income.

12. Financial result

Composition of financial income

	2007 €m	2006 €m
Interest on bank balances	28.3	14.8
Income from noncurrent financial instruments	0.4	0.4
Other interest and similar income	97.6	47.6
Total	**126.3**	**62.8**

Other interest and similar income rose by 105 percent; this was principally due to the 56 percent increase in the average volumes of cash deposits at Eurex Clearing AG and the significant rise in average interest rates (from 3.1 percent in the previous year to 4.6 percent in 2007).

Composition of financial expense

	2007 €m	2006 €m
Interest paid on Eurex participants' cash deposits	87.9	35.8
Interest on noncurrent loans	17.4	17.4
Interest on current liabilities	3.5	1.2
Other interest and similar expenses	8.6	9.9
Total	**117.4**	**64.3**

Due to the aforementioned reasons, the interest paid on Eurex participants' cash deposits rose. Interest on current liabilities includes €2.7 million for interim financing of the acquisition of ISE. Other interest and similar expenses primarily include interest expenses from taxes and commitment fees for credit facilities.

13. Income tax expense

Composition of income tax expense (main components)

	2007 €m	2006 €m
Current income taxes:		
of the year under review	459.7	399.8
from previous years	-4.7	-11.8
Deferred tax income on current temporary differences	-15.1	-28.0
Total	**439.9**	**360.0**

A tax rate of 32 percent was used in 2007 to calculate deferred taxes for the German companies (2006: 41 percent). This reflects trade income tax at a multiplier of 460 percent (2006: 490 percent) on the tax base value of 3.5 percent (2006: 5 percent), corporation tax of 15 percent (2006: 25 percent) and the 5.5 percent solidarity surcharge (2006: 5.5 percent) on the corporation tax.

A tax rate of 29.63 percent (2006: 29.63 percent) was used for the Luxembourg companies, reflecting trade income tax at a rate of 6.75 percent (2006: 6.75 percent) and corporation tax at 23 percent (2006: 23 percent).

Tax rates of 24 to 40 percent were applied to the companies in the UK, the USA, Spain, Switzerland, the Czech Republic and Portugal.

The following table shows the carrying amounts of deferred tax assets and liabilities as well as the related tax expenses recognized in income or directly in equity.

Composition of deferred taxes

	Deferred tax assets		Deferred tax liabilities		Deferred tax expense/(income)		Tax expense/(income) recognized directly in equity	
	2007 €m	2006 €m	2007 €m	2006 €m	2007 €m	2006 €m	2007 €m	2006 €m
Pension provisions and other employee benefits	8.3	8.8	0	0	0.5	–1.4	0	0
Other provisions	16.3	5.9	–11.2	–11.9	–11.1	8.1	0	–0.4[1]
Risk provisions	0	0	0	0	0	–25.7	0	0
Intangible assets	2.2	3.4	–16.1[2]	–25.4	–8.7	–8.1	0	0
Intangible assets from purchase price allocation for ISE	0	0	–609.3[3]	0	0	0	0	0
Noncurrent assets	0	0	–5.6[3]	0	0	0	0	0
Securities	0	0	–3.3	–3.8	0.4	0.4	–0.9	–0.5
Other noncurrent assets	0	0	–0.7	–0.7	0	–1.0	0	0
Currency translation differences	13.4	0	0	0	0	0	–13.4[4]	0
Other	0.3	1.1	–3.1[5]	–0.8	3.8[6]	–0.3	0.7	–0.2[1]
Gross amounts	**40.5**	**19.2**	**–649.3**	**–42.6**	**–15.1**	**–28.0**	**–13.6**	**–1.1**
Netting of deferred taxes	–23.3	–19.2	23.3	19.2	0	0	0	0
Total	**17.2**	**0**	**–626.0**	**–23.4**	**–15.1**	**–28.0**	**–13.6**	**–1.1**

1) Eliminated against "Accumulated profit"
2) Thereof €–0.6 million from changes in the basis of consolidation
3) From changes in the basis of consolidation
4) Separate disclosure under "Accumulated profit" (see also note 24)
5) Netted against €0.4 million from changes in the basis of consolidation
6) Thereof €1.0 million netted against "Accumulated profit"

Changes taken directly to equity relate to deferred taxes on changes in the measurement of noncurrent financial assets carried at fair value (see also note 24). In addition, deferred taxes on transaction costs from the share buy-back program and staff costs that originated from exercised options allocated under the Group Share Plan were recognized directly in "Accumulated profit".

€8.6 million (2006: €8.8 million) of deferred tax assets and €608.8 million (2006: €12.6 million) of deferred tax liabilities have an expected remaining maturity of more than one year.

Deferred tax liabilities have not been recognized in respect of the tax on future dividends that may be paid from retained earnings by subsidiaries and associated companies. In accordance with section 8b (5) of the KStG (Körperschaftsteuergesetz, the German Corporation Tax Act), 5 percent of dividend and similar income received by German companies is treated as non-deductible expenses for tax purposes.

Reconciliation between the expected and the reported tax expense

	2007 €m	2006 €m
Expected income taxes derived from earnings before tax	543.8	420.7
Tax increases due to non-tax-deductible goodwill impairment	0	0.7
Non-tax-deductible losses carried forward	0.5	6.6
Tax increases due to other non-tax-deductible expenses	6.6	5.5
Effects resulting from different tax rates[1]	-48.3	-19.0
Tax decreases due to dividends and income from the disposal of equity investments	-52.1	-34.7
Other	-5.9	-8.0
Income tax expense arising from current year	**444.6**	**371.8**
Prior-period income taxes	-4.7	-11.8
Income tax expense	**439.9**	**360.0**

1) The Luxembourg tax rates were applied to calculate the profit for the year of the Luxembourg companies belonging to the Clearstream subgroup.

To determine the expected tax expense, profit before tax has been multiplied by the composite tax rate of 40.14 percent assumed for 2007 (2006: 41 percent).

As at 31 December 2007, accumulated unused tax losses amounted to €101.6 million (2006: €102.2 million), for which no deferred tax assets were recognized. Tax losses of €2.1 million were utilized in 2007 (2006: €1.2 million).

The losses can be carried forward in Germany subject to the minimum taxation rules, and in Luxembourg and the UK indefinitely as the law now stands. Losses in other countries can be carried forward for periods of up to 20 years.

31 August

81.00

Consolidated Balance Sheet Disclosures

14. Intangible assets

Changes in intangible assets

	Purchased software €m	Internally developed software €m	Goodwill €m	Payments on account and construction in progress[1] €m	Other intangible assets €m	Total €m
Historical cost as at 1 Jan. 2006	**241.1**	**639.1**	**1,077.4**	**11.9**	**5.0**	**1,974.5**
Net changes in the basis of consolidation	0	0	0	0	–5.0	–5.0
Additions	8.4	7.2	0	15.3	0	30.9
Disposals	–0.5	0	0	0	0	–0.5
Reclassifications	0	12.9	0	–12.9	0	0
Historical cost as at 31 Dec. 2006	**249.0**	**659.2**	**1,077.4**	**14.3**	**0**	**1,999.9**
Exchange rate differences	–0.2	0	0	0	0	–0.2
Changes in the basis of consolidation[2]	13.4	20.8	887.0	0.3	1,326.6	2,248.1
Additions	9.9	9.2	0	15.9	0.2	35.2
Disposals	–0.1	0	0	0	0	–0.1
Reclassifications	0.3	21.4	0	–21.7	0	0
Historical cost as at 31 Dec. 2007	**272.3**	**710.6**	**1,964.4**	**8.8**	**1,326.8**	**4,282.9**
Amortization and impairment losses as at 1 Jan. 2006	**224.8**	**466.6**	**5.9**	**0**	**5.0**	**702.3**
Net changes in the basis of consolidation	0	0	0	0	–5.0	–5.0
Amortization	10.0	77.0	0	0	0	87.0
Impairment losses	0	0.5	1.6	0	0	2.1
Disposals	–0.5	0	0	0	0	–0.5
Amortization and impairment losses as at 31 Dec. 2006	**234.3**	**544.1**	**7.5**	**0**	**0**	**785.9**
Exchange rate differences	–0.1	0	0	0	0	–0.1
Amortization	8.0	65.7	0	0	0	73.7
Impairment losses	0	3.8	0	0	0	3.8
Disposals	–0.2	0	0	0	0	–0.2
Amortization and impairment losses as at 31 Dec. 2007	**242.0**	**613.6**	**7.5**	**0**	**0**	**863.1**
Carrying amount as at 1 Jan. 2006	16.3	172.5	1,071.5	11.9	0	1,272.2
Carrying amount as at 31 Dec. 2006	14.7	115.1	1,069.9	14.3	0	1,214.0
Carrying amount as at 31 Dec. 2007	**30.3**	**97.0**	**1,956.9**	**8.8**	**1,326.8**	**3,419.8**

1) Additions in payments on account and construction in progress in the year under review relate exclusively to internally developed software. In the previous year this included additions for purchased software in the amount of €0.3 million.
2) This relates exclusively to additions as part of the acquisition of ISE and of the joint venture Scoach.

Software, payments on account and construction in progress

Additions to and reclassifications of software relate primarily to the development of software products for the Clearstream segment and to the expansion of the Xetra and Eurex electronic trading systems. Changes in the basis of consolidation (see note 2) also include additions relating to the acquisition of ISE.

Purchased software includes leased assets of which, in accordance with IAS 17, the Group is the beneficial owner. The net carrying amount of the leased assets amounted to €1.0 million as at 31 December 2007 (2006: €0 million).

Payments on account relate mainly to software. Amortization of and impairment losses on software and other intangible assets are reported in the income statement under "depreciation, amortization and impairment losses (other than goodwill)". Impairment losses on internally developed software relate to the reference data factory system in the Clearstream segment (2006: the inter-dealer broker system in the Clearstream segment).

Carrying amounts and remaining amortization periods of software

	Carrying amount as at		Remaining amortization period as at	
	31 Dec. 2007 €m	31 Dec. 2006 €m	31 Dec. 2007 years	31 Dec. 2006 years
Xetra				
Xetra Release 8.0	2.0	–	4.4	–
Eurex				
Eurex Option Trading (ISE)	16.3	–	5.0	–
Eurex Longitude (ISE)	2.7	–	5.0	–
Eurex Release 10.0	7.2	–	4.9	–
Eurex Release 9.0	3.5	4.4	3.9	4.9
Eurex Release 8.0	5.9	7.9	2.9	3.9
Clearstream				
CreationConnect	9.2	32.6	1.3	1.3
Collateral Management	8.4	5.5	4.3	4.8
New Cash Processing Program	3.9	7.7	1.3	1.9
Daytime Bridge	3.3	5.4	1.6	2.5
Investment Funds	2.9	4.2	3.0	3.8
Central Facility for Funds	2.7	–	4.4	–
ECB 3	2.2	3.2	3.5	4.5
Self-Collateralization	2.1	–	5.0	–
Other software assets	55.0[1]	58.9		
Total	127.3	129.8		

1) Each with a carrying amount of less than €2.0 million

4 September

81.31

Goodwill

Changes in goodwill

	ISE €m	Clearstream International S.A. €m	Other[1] €m	Total goodwill €m
Balance as at 1 Jan. 2006	**0**	**1,063.8**	**7.7**	**1,071.5**
Impairment losses	0	0	-1.6	-1.6
Balance as at 31 Dec. 2006	**0**	**1,063.8**	**6.1**	**1,069.9**
Changes in the basis of consolidation	882.0	0	5.0	887.0
Balance as at 31 Dec. 2007	**882.0**	**1,063.8**	**11.1**	**1,956.9**

1) Including the goodwill of Scoach Holding S.A. and Infobolsa S.A.

Apart from the stock exchange license acquired as part of the acquisition of ISE, goodwill allocated to the cash-generating units is the sole intangible asset with an indefinite useful life (see below for details).

The recoverable amounts of the cash-generating units to which goodwill is allocated are based on their values in use.

Key assumptions relating to these values vary depending on the cash-generating unit. Pricing or market share assumptions are based on past experience or market research. Other key assumptions are mainly based on external factors. Correlations of core business revenues with the macro-economic environment are identified through a multiple regression model. Significant macro-economic indicators include, for instance, equity index levels, volatility of equity indices, as well as interest rates, exchange rates, GDP growth, unemployment levels, or government debt. Patterns in historic developments of macro-economic factors are identified and then used in a Monte Carlo simulation to predict anticipated growth rates for various product lines. The distribution of growth rates shows the sensitivity to the macro-economic environment. Finally, a revenue corridor with various confidence intervals is calculated. Planned revenues are within one standard deviation from the mean.

ISE

The net carrying amount of goodwill resulting from the acquisition of ISE has been allocated to the Eurex segment.

Key assumptions made to determine the values in use are volumes in index and interest rate derivatives and in the US equity options market.

79.44

Cash flows were projected over a three-year period (2008 to 2010) for European activities and over a five-year period (2008 to 2012) for US activities. Cash flow projections beyond the relevant year are extrapolated assuming a 4 percent growth rate for European activities and a 5 percent growth rate for US activities. The pre-tax discount rate used is 12.6 percent.

Clearstream

Key assumptions used to determine Clearstream's value in use are the following: assets held in custody, transaction volumes and market interest rates.

Cash flows are projected over a three-year period (2008 to 2010). Cash flow projections beyond 2010 are extrapolated assuming a 4.0 percent (2006: 3.7 percent) perpetual annuity. The pre-tax discount rate used is 11.9 percent (2006: 12.2 percent).

Other intangible assets

Changes in other intangible assets

	ISE's exchange license €m	ISE's member relationships €m	ISE's market data customer relationships €m	ISE trade name €m	Other intangible assets €m	Total €m
Balance as at 31 Dec. 2006	0	0	0	0	0	0
Additions	0	0	0	0	0.2	0.2
Changes in the basis of consolidation	299.1	951.5	54.4	20.4	1.2	1,326.6
Balance as at 31 Dec. 2007	**299.1**	**951.5**	**54.4**	**20.4**	**1.4**	**1,326.8**
Remaining amortization period (years)	**n.a.**	**30**	**30**	**10**		

Exchange license

The build out method in the context with a greenfield approach is used to estimate the fair value of the exchange license. The exchange license, granted in 2000 by the SEC, permits the ISE subgroup to operate as a regulated securities exchange in the United States. This asset meets the IFRS criterion for recognition separately from goodwill.



6 September

79.98

The exchange license held by the ISE subgroup is estimated to have an indefinite useful life. This results from the fact that the license itself does not have a finite term and Eurex management expects to maintain the license as part of its overall business strategy.

The exchange license does not generate cash flows largely independent from those generated by the ISE subgroup as a whole. Consequently, the exchange license has been allocated to the ISE subgroup as the cash generating unit (CGU). The net carrying amount of the exchange license as at 31 December 2007 was €299.1 million.

Key assumptions made to determine the value in use are the volumes of the US equity options market. Cash flows are projected over a five-year period (2008 to 2012). Cash flow projections beyond 2012 are extrapolated assuming a 5 percent growth rate. The pre-tax discount rate used is 14.4 percent.

Member relationships and market data customer relationships
The ISE subgroup has established relationships with a number of members responsible for providing order flow and facilitating orderly trading in the different listed options products traded on the exchange. As such, their activities are responsible for generating the transaction and membership fees earned by the exchange. Furthermore ISE has established relationships with OPRA (Options Price Reporting Authority, the regulatory authority responsible for distributing market data revenues among the US options exchanges) and with a number of individual customers who directly purchase ISE's proprietary market data products. The excess earnings method was used to calculate the fair value of the member relationships as well as the market data customer relationships. Both assets meet the separability and contractual criteria for the recognition of an intangible asset separate from goodwill.

Trade name ISE
The ISE trade name is well recognized in the marketplace and likely market participants would continue to use the ISE name given the investment to date in the brand. As the trade name is registered, it meets the IFRS criterion for recognition separately from goodwill. Measurement is based in this case on the "relief from royalty" method.



15. Property, plant and equipment

Changes in property, plant and equipment

	Land and buildings €m	Fixtures and fittings €m	Computer hardware, operating and office equipment €m	Payments on account and construction in progress €m	Total €m
Historical cost as at 1 Jan. 2006	**128.7**	**87.6**	**244.0**	**0.2**	**460.5**
Additions	0	0.6	33.4	4.3	38.3
Disposals	0	–2.8	–20.0	0	–22.8
Reclassifications	0	0	0.2	–0.2	0
Historical cost as at 31 Dec. 2006	**128.7**	**85.4**	**257.6**	**4.3**	**476.0**
Changes in the basis of consolidation[1]	–128.7	–40.7	0	0	–169.4
Additions	0	1.8	42.3	0.4	44.5
Disposals	0	0	–9.2	0	–9.2
Reclassifications	0	2.0	2.3	–4.3	0
Historical cost as at 31 Dec. 2007	**0**	**48.5**	**293.0**	**0.4**	**341.9**
Depreciation and impairment losses as at 1 Jan. 2006	**6.6**	**32.2**	**185.2**	**0**	**224.0**
Depreciation	2.8	8.3	26.5	0	37.6
Disposals	0	–1.6	–19.5	0	–21.1
Depreciation and impairment losses as at 31 Dec. 2006	**9.4**	**38.9**	**192.2**	**0**	**240.5**
Changes in the basis of consolidation[1]	–11.9	–19.4	0	0	–31.3
Depreciation	2.5	7.5	33.6	0	43.6
Disposals	0	0	–9.2	0	–9.2
Depreciation and impairment losses as at 31 Dec. 2007	**0**	**27.0**	**216.6**	**0**	**243.6**
Carrying amount as at 1 Jan. 2006	122.1	55.4	58.8	0.2	236.5
Carrying amount as at 31 Dec. 2006	119.3	46.5	65.4	4.3	235.5
Carrying amount as at 31 Dec. 2007	**0**	**21.5**	**76.4**	**0.4**	**98.3**

1) Thereof additions of €3.8 million to fixtures and fittings that arose due to changes in the basis of consolidation

The item "computer hardware, operating and office equipment" includes leased assets of which the Group is the beneficial owner in accordance with IAS 17. The net carrying amount of the leased assets was €0 million as at 31 December 2007 (2006: €1.4 million).

All of the Group's owner-occupied buildings contained in the "land and buildings" item were sold in the year under review and subsequently leased back under a sale and lease-back transaction. The leases underlying the transaction meet the criteria for operating leases. The gain on the disposal of the buildings was immediately recognized in "other operating income" because the transaction was measured at fair value.

10 September

75.90

16. Financial assets and investment property

Changes in financial assets

	Investments in associates €m	Other equity investments €m	Receivables and securities from banking business €m	Other financial instruments €m	Other loans €m
Historical cost as at 1 Jan. 2006	**45.0**	**17.6**	**322.3**	**8.0**	**0.1**
Additions	9.0	0	84.3	0	0.2
Disposals	-9.6	-0.2	-118.5	0	-0.2
Historical cost as at 31 Dec. 2006	**44.4**	**17.4**	**288.1**	**8.0**	**0.1**
Changes in the basis of consolidation	9.5	0	0	0	0
Additions	0.3	36.3	288.6	0	0.2
Disposals	-1.4	0	-50.9	0	-0.2
Reclassifications	0.2	-0.2	0	0	0
Historical cost as at 31 Dec. 2007	**53.0**	**53.5**	**525.8**	**8.0**	**0.1**
Revaluation as at 1 Jan. 2006	**-23.0**	**-1.2**	**7.1**	**2.4**	**0**
Disposals of impairment losses	9.6	0	0	0	0
Net income from equity method measurement[1]	3.4	0	0	0	0
Currency translation differences recognized in income statement	0	0	-2.3	0	0
Other fair value changes recognized in profit or loss[2]	0	0	-8.7	0	0
Market price changes recognized directly in equity	0	0	-0.8	1.5	0
Currency translation differences recognized directly in equity	-1.0	0	0	0	0
Revaluation as at 31 Dec. 2006	**-11.0**	**-1.2**	**-4.7**	**3.9**	**0**
Disposals of impairment losses	-0.2	0	0	0	0
Net income from equity method measurement[1]	-4.8	0	0	0	0
Currency translation differences recognized in income statement	0	0	-2.3	0	0
Other fair value changes recognized in profit or loss[2]	0	0	-0.8	0	0
Other fair value changes recognized directly in equity	0	14.5	0	0	0
Market price changes recognized directly in equity	0	0	-3.1	0.6	0
Currency translation differences recognized directly in equity	-1.1	0	0	0	0
Revaluation as at 31 Dec. 2007	**-17.1**	**13.3**	**-10.9**	**4.5**	**0**
Carrying amount as at 1 Jan. 2006	22.0	16.4	329.4	10.4	0.1
Carrying amount as at 31 Dec. 2006	33.4	16.2	283.4	11.9	0.1
Carrying amount as at 31 Dec. 2007	**35.9**	**66.8**	**514.9**	**12.5**	**0.1**

1) Included in the result from equity investments (see note 11)
2) Included in net interest income from banking business and other operating income

For details on revaluation differences recognized directly in equity, see also note 24.

Other equity investments include available-for-sale shares.

As in the previous year, no impairment losses on securities from banking business and other securities were recognized in the income statement in the year under review.

Composition of current receivables and securities from banking business

	Total amounts		thereof with remaining maturity of 12 months or less	
	31 Dec. 2007 €m	31 Dec. 2006 €m	31 Dec. 2007 €m	31 Dec. 2006 €m
Fixed-income securities				
from sovereign issuers	87.1	100.2	13.7	50.1
from multilateral banks	68.1	69.8	6.8	0
from other credit institutions	159.7	78.4	0	0
from regional or local public bodies	0	35.0	0	0
Other receivables[1]	**200.0**	**0**	**0**	**0**
Total	**514.9**	**283.4**	**20.5**	**50.1**

1) Fully secured through total return swaps

Securities from banking business include financial instruments listed on a stock exchange amounting to €314.9 million (2006: €263.6 million).

Changes in investment property

	€m
Historical cost as at 1 Jan. 2006	**122.7**
Reclassifications[1]	–10.7
Historical cost as at 31 Dec. 2006	**112.0**
Additions	0.1
Changes in the basis of consolidation	–112.1
Historical cost as at 31 Dec. 2007	**0**
Depreciation and impairment losses as at 1 Jan. 2006	**15.4**
Depreciation	5.3
Reclassifications[1]	–3.1
Depreciation and impairment losses as at 31 Dec. 2006	**17.6**
Depreciation	4.9
Changes in the basis of consolidation	–22.5
Depreciation and impairment losses as at 31 Dec. 2007	**0**
Carrying amount as at 1 Jan. 2006	107.3
Carrying amount as at 31 Dec. 2006	94.4
Carrying amount as at 31 Dec. 2007	**0**

1) Land not used by Deutsche Börse Group which had been reclassified as a noncurrent asset held for sale in the previous year, as its sale was regarded as highly probable in the previous year. The land was sold in the second quarter of 2007. The gain on disposal amounting to €9.4 million is reported in "other operating income".

12 September

78.32

Investment property was recognized in the previous year's balance sheet at €94.4 million. The estimated fair value as at 31 December 2006 was €124.2 million. The fair value of the buildings rented to third parties was calculated on the basis of a valuation made by an independent real estate assessor, based on the estimated rental income for the building and a discount rate of 5.85 to 6.00 percent. The buildings rented to third parties were sold in the year under review. The gain on disposal is reported in "other operating income".

Investment property, which yielded rental income of €8.0 million (2006: €9.0 million) during the year, incurred operating expenses amounting to €1.5 million (2006: €1.7 million).

17. Other noncurrent assets

Composition of other noncurrent assets

	31 Dec. 2007 €m	31 Dec. 2006 €m
Derivatives used for hedging purposes	7.4	3.7
Other derivative assets	0.7	3.5
Surplus from defined benefit pension plans	2.3	4.9
Miscellaneous	7.9	6.6
Total	**18.3**	**18.7**

Derivatives are presented in detail in note 18; the surplus from defined benefit pension plans is explained in detail in note 26.

Insurance recoverables in the amount of €1.8 million (2006: €1.6 million) contained in the item "miscellaneous" have been pledged to the IHK (Industrie- und Handelskammer, the Chamber of Commerce) Frankfurt/Main.



18. Derivatives

Other noncurrent assets and other current assets, as well as other noncurrent liabilities and other current liabilities, include derivative assets and liabilities. These are reported at fair value as follows:

Derivatives (Fair value)

	Assets		Liabilities		Total	
	31 Dec. 2007 €m	31 Dec. 2006 €m	31 Dec. 2007 €m	31 Dec. 2006 €m	31 Dec. 2007 €m	31 Dec. 2006 €m
Noncurrent fair value hedges	2.9	3.7	0	0	2.9	3.7
Current cash flow hedges	8.2	0	-3.4	0	4.8	0
Noncurrent cash flow hedges	4.5	0	-1.0	-0.8	3.5	-0.8
Other current derivatives	0.5	0	0	0	0.5	0
Other noncurrent derivatives	0.7	3.5	-0.7	-1.9	0	1.6
Total	**16.8**	**7.2**	**-5.1**	**-2.7**	**11.7**	**4.5**

In addition, derivatives are reported in current receivables and securities from banking business, and liabilities from banking business (see notes 20 and 32). These are cash flow hedges and derivatives held for trading, which are discussed in more detail below.

Fair value hedges

Interest rate swaps, under which a fixed interest rate is paid and a variable rate is received, have been used to hedge the value of certain fixed-rate available-for-sale financial instruments (fair value hedges).

The following table gives an overview of the notional amount of the positions covered by fair value hedges at 31 December 2007 and the corresponding weighted average interest rates:

Outstanding positions fair value hedges

		31 Dec. 2007	31 Dec. 2006
Notional amount of pay-fixed interest rate swaps	€m	185.6	188.0
Fair value of pay-fixed interest rate swaps	€m	2.9	3.7
Average pay rate in the reporting period	%	3.88	3.87
Average receive rate in the reporting period	%	4.33	3.63



14 September

80.18

The gains and losses on the positions covered by fair value hedges and the hedging instruments are indicated in the following table:

Gains / losses by fair value hedges

	31 Dec. 2007 €m	31 Dec. 2006 €m
Losses on hedged items	-1.4	-7.0
Gains on hedging instruments	1.4	7.0
Net hedging ineffectiveness	0	0

Cash flow hedges

Interest rate swaps, under which a variable rate of interest is paid and a fixed rate is received, are used to hedge part of the expected cash flows from the investment of cash balances from the settlement business (cash flow hedges).

The Clearstream subgroup entered into interest rate swaps in 2007 to hedge approximately 33 percent of the USD cash flows (2006 for 2007: 45 percent) and 19 percent of the EUR cash flows (2006 for 2007: 21 percent) from the investment of cash balances.

Outstanding positions interest rate swaps (Clearstream)

		31 Dec. 2007	31 Dec. 2006
Notional amount of pay-variable interest rate swaps	€m	1,415.6	1,212.0
Fair value of pay-variable interest rate swaps	€m	3.5	-0.8
Average pay rate in the reporting period	%	4.97	4.91
Average receive rate in the reporting period	%	4.77	4.71

Composition of outstanding positions

Currency	Notional amount m	Equivalent 2007 €m	Equivalent 2006 €m	Term from	Term until	Receive rate %
USD	300.0	0	228.0	6 Jan. 2006	8 Jan. 2007	4.6475
USD	300.0	0	228.0	25 Jan. 2006	25 Jan. 2007	4.8150
USD	600.0	407.8	456.0	5 Jan. 2007	5 Jan. 2008	5.2644
USD	600.0	407.8	0	4 Jan. 2008	5 Jan. 2009	5.2925
EUR	300.0	300.0	300.0	5 Jan. 2007	5 Jan. 2008	3.8400
EUR	300.0	300.0	0	4 Jan. 2008	5 Jan. 2009	4.3300

For the hedging of interest rate risks from debt financing the ISE shares (see note 44), two thirds of the interest expense for the planned long-term financing was hedged through interest rate swaps and swaptions.

Outstanding positions interest rate swaps (ISE financing)

		31 Dec. 2007	31 Dec. 2006
Notional amount of pay-fixed interest rate swaps	€m	536.0	–
Fair value of pay-fixed interest rate swaps	€m	1.6	–

Outstanding positions swaptions (ISE financing)

		31 Dec. 2007	31 Dec. 2006
Notional amount of pay-fixed interest rate swaps	€m	436.0	–
Fair value of pay-fixed interest rate swaps	€m	3.2	–

Deutsche Börse Group also entered into money market swaps with a notional value of €1.0 billion in the year under review to hedge the interest rate risk resulting from the short-term loans taken out to finance the ISE transaction.

Composition of outstanding positions

Currency	Notional amount	Equivalent		Term		Receive rate
		2007	2006	from	until	
	m	€m	€m			%
Interest rate swaps						
EUR	400.0	400.0	–	3 Apr. 2008	3 Apr. 2018	4.5658
USD	200.0	136.0	–	3 Apr. 2008	3 Apr. 2013	4.7575
Swaptions						
EUR	200.0	200.0	–	3 Apr. 2008	3 Apr. 2018	4.7000
EUR	100.0	100.0	–	3 Apr. 2008	3 Apr. 2018	4.7500
USD	100.0	68.0	–	3 Apr. 2008	3 Apr. 2013	4.8500
USD	100.0	68.0	–	3 Apr. 2008	3 Apr. 2013	4.9000
Money market swaps						
EUR	1,000.0	1,000.0	–	18 Jan. 2008	18 Mar. 2008	4.3000

In addition, in 2006 the Clearstream subgroup entered into forward foreign exchange transactions in order to hedge part of the expected EUR cash flows from sales revenue at risk from a weaker US dollar. In total, four transactions maturing in 2007 and amounting to USD 7.0 million each were open as at 31 December 2006. The contracts were due on 31 January, 30 April, 31 July and 30 October 2007. The contracts had a positive fair value of €1.1 million as at 31 December 2006 and were included in the "current receivables and securities from banking business" item (see note 20). The Clearstream subgroup did not enter into similar transactions during 2007 for 2008.

18 September

83.86

Foreign currency risks that arose from the acquisition of the shares of ISE and 5 percent of the shares of the Bombay Stock Exchange during the year under review were hedged by corresponding forward foreign exchange transactions (see also note 44). As both transactions had been closed out by the end of the year, the derivatives were accordingly derecognized. The losses recognized in the revaluation surplus up to then (see also note 24) were reclassified as accumulated profit and, in accordance with IAS 39, will not be recognized until the shares are sold.

Development of cash flow hedges

	2007 €m	2006 €m
Cash flow hedges as at 1 Jan.	0.3	–0.5
Amount recognized in equity during the year	–78.3	0.6
Amount recognized in profit or loss during the year[1]	–3.0	0.2
Ineffective hedge portion recognized in profit or loss[2]	–0.8	0
Premium paid	3.2	0
Realized losses[3]	86.9	0
Cash flow hedges as at 31 Dec.	8.3	**0.3**

1) Thereof ineffective amounts of €1.8 million (2006: €0 million), disclosed under other operating expenses
2) Disclosed under financial income and financial expenses
3) Disclosed directly in accumulated profit (see also note 24, revaluation surplus)

All cash flow hedges entered into during 2007 and 2006 were classified as fully effective.

Derivatives held for trading

Foreign exchange swaps as at 31 December 2007 expiring in less than three months with a notional value of €222.4 million (2006: €44.8 million) had a positive fair value of €0.3 million (2006: €–0.1 million). These swaps were entered into to convert foreign currencies received through the issue of commercial paper from the banking business into euros, and to hedge short-term foreign currency receivables and liabilities in euros. These are reported under "Liabilities from banking business" in the balance sheet (see also note 32).



19. Financial instruments of Eurex Clearing AG

Composition of financial instruments of Eurex Clearing AG

	31 Dec. 2007 €m	31 Dec. 2006 €m
Options[1]	18,595.4	14,207.3
Forward transactions in bonds and repo transactions	41,771.4	39,500.1
Other	57.2	249.5
Total	**60,424.0**	**53,956.9**

1) Fair value of traditional options and option premiums for future-style options

Receivables and liabilities that may be offset against a clearing member are reported net.

See note 44 for details on the deposited collateral relating to the financial instruments held by Eurex Clearing AG.

20. Current receivables and securities from banking business

In addition to noncurrent receivables and securities from banking business that are classified as noncurrent financial assets (see note 16), the following receivables and securities from banking business, attributable solely to the Clearstream subgroup, were classified as current assets as at 31 December 2007.

Composition of current receivables and securities from banking business

	31 Dec. 2007 €m	31 Dec. 2006 €m
Loans to banks and customers		
Reverse repurchase agreements	2,278.4	1,481.3
Money market lendings	5,629.5	4,254.0
Balances on nostro accounts	711.2	239.6
Overdrafts from settlement business	799.8	473.9
	9,418.9	**6,448.8**
Available-for-sale fixed-income securities – money market instruments	135.2	149.5
Interest receivables	65.3	45.6
Forward foreign exchange transactions	0.3	1.1
Total	**9,619.7**	**6,645.0**

Overdrafts from settlement business represent short-term loans of up to two days' duration that are usually secured by collateral. Potential concentrations of credit risk are monitored against counterparty credit limits (see note 44).

20 September

88.53

As in the previous year, all of the money market instruments held as at 31 December 2007 were issued by sovereign or sovereign-guaranteed issuers and were not listed. The remaining maturity as at 31 December 2007 was less than three months (2006: €75.3 million with a remaining maturity of less than three months and €74.2 million with a remaining maturity of three months to one year).

Remaining maturity of loans to banks and customers

	31 Dec. 2007 €m	31 Dec. 2006 €m
Less than 3 months	9,212.2	6,364.2
3 months to 1 year	206.7	84.6
Total	**9,418.9**	**6,448.8**

In general, there were no early call rights in the loans extended.

21. Trade receivables

As in the previous year, there were no trade receivables due after more than one year as at 31 December 2007.

Changes in allowance accounts on trade receivables

	€m
Balance as at 1 Jan. 2006	**5.6**
Additions	1.4
Utilization	–0.4
Reversal	–0.3
Balance as at 31 Dec. 2006	**6.3**
Additions	1.0
Utilization	–1.0
Reversal	–1.4
Balance as at 31 Dec. 2007	**4.9**

Uncollectible receivables of €0.1 million for which no allowance accounts had previously been recognized were derecognized in 2007 (2006: €0.2 million).

22. Other current assets

Composition of other current assets

	31 Dec. 2007 €m	31 Dec. 2006 €m
Other receivables from CCP transactions	246.4	0
Tax receivables (excluding income taxes)	18.6	30.8
Prepaid expenses	13.7	10.9
Cash flow hedges	8.2	0
Collection business of Deutsche Börse Systems AG	5.6	3.1
Interest receivables	1.5	5.1
Miscellaneous	7.9	6.7
Total	**301.9**	**56.6**

For details on cash flow hedges reported under other current assets, see note 18.

23. Restricted bank balances

Amounts reported separately under liabilities as cash deposits by market participants are restricted. Such amounts adding up to €3,797.2 million (2006: €1,509.0 million) are mainly invested via bilateral or triparty reverse repurchase agreements and in the form of overnight deposits at banks. Government or government-guaranteed bonds, mortgage bonds and bank bonds with an external rating of at least AA– are accepted as collateral for the reverse repurchase agreements.

Cash funds amounting to €424.5 million (2006: €73.8 million) attributable to the Clearstream subgroup are restricted due to minimum reserve requirements.

24. Equity

Changes in equity are presented in the statement of changes in equity. In June 2007, the Company exercised the resolution adopted by the Annual General Meeting on 11 May 2007 and implemented a capital increase from retained earnings. The capital increase of €100 million resulting in the new subscribed share capital of €200 million was registered on 1 June 2007. Accordingly, one bonus share was issued for each existing share. As at 31 December 2007, the number of no-par value shares of Deutsche Börse AG issued was 200,000,000 (31 December 2006: 102,000,000).

The transaction costs from the buy-back of treasury shares, less attributable taxes, in the amount of €0.1 million (2006: €0.1 million) were taken directly to equity.

Subject to the agreement of the Supervisory Board, the Executive Board is authorized to increase the subscribed share capital by the following amounts:

Composition of authorized share capital

	Amount in €	Date of authorization by the shareholders	Expiry date	Existing shareholders' pre-emptive rights may be disapplied for fractioning and/or may be disapplied if the share issue is:
Authorized share capital I	5,200,000	24 May 2006	23 May 2011	■ against non-cash contributions for the purpose of acquiring companies, parts of companies, or interests in companies, or other assets
Authorized share capital II	14,797,440	14 May 2003	13 May 2008	■ for cash at an issue price not significantly lower than the stock exchange price up to a maximum amount of 10 percent of the nominal capital. ■ to issue new shares to employees or subsidiaries' employees under a Group Share Plan up to a maximum of 3,000,000 shares. ■ against non-cash contributions for the purpose of acquiring companies, parts of companies, or interests in companies. ■ to grant subscription rights for new shares to holders of warrants and convertible bonds issued by Deutsche Börse AG and its subsidiaries.
Authorized share capital IV	6,000,000	11 May 2007	10 May 2012	■ for the issuance of up to 900,000 new shares per year to Executive Board members and employees of the Company as well as to the management and employees of affiliated companies within the meaning of sections 15 et seqq. of the AktG

In addition to authorized share capital I, II and IV, the Company has a contingent capital II, which allows it to issue up to 60,000,000 shares exclusively in connection with the issue and conversion of convertible bonds and bonds with warrants, and a contingent capital I, which allows it to issue up to 6,000,000 shares to settle stock options under the Group Share Plan (see note 47).

There were no further subscription rights for shares as at 31 December 2007 or 31 December 2006.

Revaluation surplus
The revaluation surplus results from the revaluation of securities and other current and noncurrent financial instruments at their fair value less deferred taxes, and the value of the stock options under the Group Share Plan for which no cash settlement was provided at the balance sheet date (see note 47).

Changes in revaluation surplus

	Securities from banking business (noncurrent) €m	Cash flow hedges €m	Other financial instruments €m	Other €m	Total €m
Balance as at 1 Jan. 2006	**8.3**	**–0.3**	**2.4**	**1.2**	**11.6**
Fair value measurement	–0.8	0.6	1.5	0.7	2.0
Reversal to profit or loss	–1.2	0	0	0	–1.2
Deferred taxes	0.7	–0.2	0	0	0.5
Balance as at 31 Dec. 2006	**7.0**	**0.1**	**3.9**	**1.9**	**12.9**
Fair value measurement	–3.1	–78.3	0.6	19.1	–61.7
Reclassification directly in equity[1]	0	86.9	0	0	86.9
Reversal to profit or loss	–3.2	–3.0	0	0	–6.2
Deferred taxes	1.9	–1.7	0	0	0.2
Balance as at 31 Dec. 2007	**2.6**	**4.0**	**4.5**	**21.0**	**32.1**

1) Reclassified as accumulated profit

Overall, deferred taxes amounting to €–3.1 million (2006: €–3.3 million) were recognized in the revaluation surplus.

Accumulated profit

The "accumulated profit" item includes exchange rate differences amounting to €–36.2 million (2006: €2.0 million). €38.2 million was deducted due to currency translation for foreign subsidiaries in the year under review (2006: €1.7 million). This item was also affected by a loss at maturity of €86.9 million on a hedge transaction used to hedge the US dollar purchase price of ISE.

Capital management program

The purpose of the capital management program is the analysis of the balance sheet structure and an increase in capital efficiency. Deutsche Börse Group's business operations, and in particular its securities custody and settlement activities, depend on a strong credit rating. In order to safeguard the current rating of its securities custody and settlement subsidiary Clearstream Banking S.A., the parent company Deutsche Börse AG has publicly declared its intention to comply with certain key performance indicators that the Company believes correspond to an AA rating. For example, tangible equity – which is calculated as equity in accordance with IFRSs less goodwill – should not fall below €700 million at Clearstream International S.A., and €250 million at Clearstream Banking S.A. An additional goal is to maintain the profit participation rights of €150 million issued by Clearstream Banking S.A. to Deutsche Börse AG. The interest coverage ratio (ratio of EBITDA to interest cost on financial liabilities) should not fall below 16 at Group level and 25 in the Clearstream subgroup, insofar as the financial liabilities are from non-banking business.

Available equity that is surplus to requirements will be distributed to shareholders in the form of dividend payments or as part of a share buy-back program: the Group aims to distribute 40 to 60 percent of its consolidated net profit for the year via dividends and to distribute any additional available capital that is surplus to business requirements by repurchasing shares.

Relevant key performance indicators of the capital management program

		2007	2006
Interest coverage ratio Deutsche Börse Group		64.4	58.5
Interest coverage ratio Clearstream subgroup[1]		–	–
Tangible equity Clearstream International S.A. (as at balance sheet date)	€m	828.4	728.4
Tangible equity Clearstream Banking S.A.[2] (as at balance sheet date)	€m	614.5	584.6

1) As in the previous year, there were no financial liabilities from non-banking business at the balance sheet date.
2) Including €150 million from profit participation rights issued by Clearstream Banking S.A. to Deutsche Börse AG

Interest expenses for this purpose include the consolidated interest costs of financing, but exclude interest costs relating to the Group's financial institution subsidiaries, including but not limited to Clearsteam Banking S.A. and Clearstream Banking AG as well as Eurex Clearing AG, and exclude interest charges not related to financing.

Regulatory capital requirements and regulatory capital ratios
The Clearstream subgroup and the Group companies Clearstream Banking S.A. and Clearstream Banking AG as well as Eurex Clearing AG are subject to solvency supervision by the Luxembourg or German banking supervisory authorities (Commission de Surveillance du Secteur Financier, CSSF, and Bundesanstalt für Finanzdienstleistungsaufsicht, BaFin, respectively). All Group companies are non-trading-book institutions. Market risk positions exist at Clearstream Banking S.A., Luxembourg, resulting from the ASLplus securities lending service (see note 3) and from a relatively small open foreign currency position. As at 31 December 2007 and 2006, exposure in connection with securities lending transactions was fully covered by collateral (see note 44) and consequently did not result in any capital requirements. As a result of the Group companies' specific businesses, their risk-weighted assets are subject to sharp fluctuations and their solvency ratios are correspondingly volatile.

As a result of the implementation of EU Directive 2004/39 on Markets in Financial Instruments into Luxembourg law, Clearstream International S.A. since 1 November 2007 no longer qualifies as an "investment company" within the meaning of the Luxembourg Law of 5 April 1993 on the Financial Sector (Banking Act). Consequently, this company has no longer been subject to capital requirements on a single-entity basis since 1 November 2007. The regulations for determining the Clearstream subgroup's capital requirements continue to apply unchanged.

New capital requirements have been in force in the European Economic Area (EEA) since 1 January 2007. They have been implemented in national regulations to transpose the 2006 EU Banking and Capital Requirements Directives and are based on the "Basel II" rules.

The year 2007 was a transitional year for the introduction of the new capital requirements rules: they were not required to be applied in the year under review. Deutsche Börse Group has decided to apply the standardized approach for all credit risk within the entire Group. Eurex Clearing AG uses the Basic Indicator Approach for operational risk, while the Clearstream subgroup applies the AMA (Advanced Measurement Approach). Eurex Clearing AG has applied the new German rules since 1 January 2007, while the Clearstream subgroup has only applied the new Luxembourg and German rules since 2008 because of the considerably greater implementation effort necessitated by the significantly larger number of customers and the fact that the AMA can only be used from 2008. On 11 January 2008, Clearstream International S.A. received permission from the CSSF to use the AMA with effect from 1 January 2008.

As a result of the new regulations, the presentation of risk-weighted assets is no longer sufficient. Instead, own funds requirements are now relevant. These are calculated as 8 percent of risk-weighted assets (with changes in weightings as against the previous regulations, where applicable) plus the own funds requirements for market risk and, in the case of Eurex Clearing AG, operational risk for 2007. The prior-period amounts have been adjusted to enable comparability, although this does not include own funds requirements for operational risk.

Deutsche Börse Group companies only have a very small volume of Tier 2 regulatory capital. To enhance comparability, the solvency ratio was determined in accordance with the requirements for the overall capital ratio under German law. The overall capital ratio must be a minimum of 8 percent. The Group companies' capital resources adequately reflect the fluctuation in risk-weighted assets, which can lead to extremely high overall capital ratios. In addition to fulfilling current regulatory requirements, capital resources are designed to cover operational risks.

Clearstream Banking AG's regulatory capital was increased substantially at the end of 2007 to meet the new capital requirements effective from 2008 and to cover peaks in risk-weighted assets resulting from higher average customer deposits and their further increased volatility. Eurex Clearing AG's capital requirements rose by approximately €13 million due to the capital needed to cover operational risk. The significant rise in market volatility has also affected the capital situation at Eurex Clearing AG, in particular since the fourth quarter of 2007. These conditions have led to clearing members furnishing much more collateral. The greater volume of cash collateral is invested by Eurex Clearing AG in the money market primarily in the form of reverse repos, and serves to increase its risk-weighted assets depending on the regulatory effect of the collateral received. However, this was not reflected in the capital requirements as at 31 December due to technical closing dates.

The statutory minimum requirements were complied with at all times by all companies during the year under review and in the period up to the preparation of the financial statements.

Regulatory capital ratios

	Own funds requirements		Regulatory equity		Solvency ratio[1]	
	31 Dec. 2007 €m	31 Dec. 2006 €m	31 Dec. 2007 €m	31 Dec. 2006 €m	31 Dec. 2007 %	31 Dec. 2006 %
Clearstream subgroup	170.6	130.1	665.9	649.9	31.2	40.0
Clearstream Banking S.A.	159.4	98.7	363.0	292.8	18.2	23.7
Clearstream Banking AG	24.3	24.7	149.6	59.7	49.3	19.3
Eurex Clearing AG[2]	17.7	10.3	50.4	50.0	22.8	486.4

1) Overall capital ratio, recalculated in accordance with the German regulations where necessary
2) Disclosures for Eurex Clearing AG for 2007 in accordance with the new regulations including capital requirements for operational risk

On 16 January 2007, Eurex Clearing AG received regulatory approval by the Financial Services Authority (FSA) in the UK as a Recognised Overseas Clearing House (ROCH). The FSA expects regulatory capital equivalent to at least half the operating expenses of the previous year to be maintained. This corresponds to €46.3 million as at 31 December 2007.

25. Shareholders' equity and appropriation of net profit of Deutsche Börse AG

The annual financial statements of the parent company Deutsche Börse AG, prepared as at 31 December 2007 in accordance with the provisions of the HGB (Handelsgesetzbuch, German Commercial Code), report net profit for the year of €773.6 million (2006: €616.0 million) and shareholders' equity of €1,916.3 million (2006: €1,846.7 million). Reflecting the deferred tax assets recognized in accordance with section 274 (2) of the HGB, an amount of €7.5 million (2006: €7.5 million) is reported in retained earnings to limit capital distribution.

The increase in the net profit for the year relates mainly to the growth in sales revenue due to higher trading volumes and significantly higher dividend payments from Clearstream S.A. against the previous year.

Proposal on the appropriation of the unappropriated surplus

	31 Dec. 2007 €m	31 Dec. 2006 €m
Net profit for the year	773.6	616.0
Appropriation to other retained earnings in the annual financial statements	-348.6	-266.0
Unappropriated surplus	**425.0**	**350.0**
Proposal by the Executive Board:		
Distribution of a dividend to the shareholders on 22 May 2008 of €2.10 per share for 191,889,898 no-par value shares carrying dividend rights (in 2007 from net profit for 2006: €1.70[1])	403.0	329.8[2]
Appropriation to retained earnings	22.0	20.2[3]

1) Amount restated to reflect capital increase in 2007
2) Amount restated to reflect actual distribution (amount reported in 2006: €332.5 million)
3) Amount restated to reflect actual appropriation to retained earnings (reported in 2006: €17.5 million)

The proposed dividend for 2007 corresponds to a distribution ratio of 44.2 percent of the consolidated net income (2006: 49.3 percent; restated to reflect actual distribution). Without special effects from the sale of the buildings in Luxembourg, which can only take effect in 2008 in the single-entity financial statements of Deutsche Börse AG, the distribution ratio amounts to 50.9 percent.

No-par value shares carrying dividend rights

	Number
Number of shares issued as at 31 December 2006	**102,000,000**
Shares acquired under the share buy-back program and retired in March 2007	-2,000,000
Capital increase from retained earnings in June 2007	100,000,000
Number of shares issued as at 31 December 2007	**200,000,000**
Shares acquired under the share buy-back program and scheduled to be retired	-8,111,452
Number of shares outstanding as at 31 December 2007	**191,888,548**
Shares issued in 2008 under the Group Share Plan prior to the preparation date of the financial statements	1,350
Total number of no-par value shares carrying dividend rights	**191,889,898**

The proposal on the appropriation of the unappropriated surplus reflects treasury shares held directly or indirectly by the Company that are not eligible to receive dividends under section 71b of the AktG (Aktiengesetz, the German Stock Corporation Act). The number of shares eligible to receive dividends can change up until the Annual General Meeting through the repurchase of further shares (irrespective of whether or not such shares are subsequently retired) or through the sale of treasury shares. In this case, without changing the dividend of €2.10 per eligible share, an amended resolution for the appropriation of surplus will be proposed to the Annual General Meeting.

2 October

98.74

26. Provisions for pensions and other employee benefits

The present value of defined benefit obligations (DBOs) can be reconciled with the provisions shown in the balance sheet as follows:

Net liability of defined benefit obligations

	31 Dec. 2007 €m	31 Dec. 2006 €m
Unfunded defined benefit obligations	0.8	0.8
Partly or wholly funded defined benefit obligations	153.7	148.2
Defined benefit obligations	**154.5**	**149.0**
Fair value of plan assets	–132.1	–115.2
Net unrecognized actuarial losses	–1.2	–19.9
Net unrecognized past service cost	–2.9	–4.3
Net liability	**18.3**	**9.6**
Amount recognized in the balance sheet		
Other noncurrent assets	–2.3	–4.9
Provisions for pensions and other employee benefits	20.6	14.5
Net liability	**18.3**	**9.6**

Changes in defined benefit obligations

	2007 €m	2006 €m
As at 1 January	149.0	128.9
Service cost	16.4	10.4
Past service cost	4.0	9.1
Interest cost	6.5	5.1
Changes in actuarial losses	–17.0	–0.5
Benefits paid	–4.4	–4.0
As at 31 December	**154.5**	**149.0**

The pension-related expenses contained in staff costs in the consolidated income statement are composed of the following items:

Composition of expenses recognized

	2007 €m	2006 €m
Current service cost	16.4	10.4
Past service cost	5.4	6.0
Interest cost	6.5	5.1
Expected return on plan assets	–6.4	–4.3
Net actuarial loss recognized	0.2	1.1
Total	**22.1**	**18.3**

The expected contributions to defined benefit plans will amount to approximately €7.3 million for the 2008 financial year.

Changes in the fair value of plan assets

	2007 €m	2006 €m
As at 1 January	115.2	80.3
Expected return on plan assets	6.4	4.3
Actuarial return on plan assets	1.5	–0.5
Employer contributions	13.4	35.1
Benefits paid	–4.4	–4.0
As at 31 December	**132.1**	**115.2**

The actual return on plan assets amounted to €0.2 million in the year under review (2006: €3.8 million). The calculation of the expected return on plan assets had been based on return rates of 5.05 to 5.80 percent (2006: 4.25 to 5.60 percent).

Composition of plan assets

	31 Dec. 2007 %	31 Dec. 2006 %
Bonds	25.2	29.0
Investment funds	64.4	64.4
Cash deposits and bank balances	10.4	6.6
Total	**100.0**	**100.0**

Plan assets do not include any of the Group's own financial instruments. Neither do they include any property occupied or other assets used by the Group.

The following table shows the experience adjustments to pension obligations and plan assets:

Adjustments to pension obligations and plan assets

	2007 €m	2006 €m
Actuarial present value of pension obligations	154.5	149.0
Fair value of plan assets	–132.1	–115.2
Underfunding	**22.4**	**33.8**
Experience adjustments	–0.8	–2.4
thereof attributable to plan liabilities	–2.3	–1.9
thereof attributable to plan assets	1.5	–0.5

4 October

100.49

27. Changes in other provisions

Changes in other provisions

	Other noncurrent provisions €m	Tax provisions €m	Other current provisions €m	Total €m
Balance as at 1 Jan. 2007	**105.9**	**244.8**	**82.0**	**432.7**
Net changes in the basis of consolidation	2.6	–7.3	0	–4.7
Utilization	–4.6	–112.5	–65.9	–183.0
Reversal	–7.2	–1.6	–12.9	–21.7
Additions	21.7	149.9	201.8	373.4
Balance as at 31 Dec. 2007	**118.4**	**273.3**	**205.0**	**596.7**

28. Other noncurrent provisions

Other noncurrent provisions have more than one year to maturity.

Composition of other noncurrent provisions

	31 Dec. 2007 €m	31 Dec. 2006 €m
Provisions for anticipated losses	19.2	26.6
Other provisions:		
Phantom stock options	43.2	55.3
Restructuring program	33.4	0
Pension obligations to IHK[1]	8.9	8.9
Early retirement benefits	6.2	8.3
Miscellaneous	7.5	6.8
Total	**118.4**	**105.9**
thereof with remaining maturity between 1 and 5 years	101.6	90.5
thereof with remaining maturity of more than 5 years	16.8	15.4

1) Industrie- und Handelskammer (Chamber of Commerce)

As at 31 December 2007, the provisions for anticipated losses contained provisions for anticipated losses from rental expenses amounting to €24.7 million (2006: €32.0 million), of which €6.4 million (2006: €5.4 million) were allocated to current provisions. The provisions classified as noncurrent are not expected to be utilized before 2009. They were calculated on the basis of existing rental agreements for each building. As in the previous year, a discount rate of 3.75 percent was applied. Additions include interest rate effects amounting to €1.0 million (2006: €1.1 million), of which no effects (2006: €0.2 million) result from a discount rate change.

For details on the phantom stock options, see note 47.

Provisions for restructuring relate to provisions for one-time expenses for the efficiency and restructuring program resolved in the third quarter. For details see the management report, page 68 et seqq.

Provisions for pension obligations to the IHK (Industrie- und Handelskammer, the Chamber of Commerce) are recognized on the basis of the number of eligible employees. Provisions for early retirement benefits are estimated on the basis of the active and former employees involved.

29. Liabilities

The corporate bond which had previously been reported under the balance sheet item "Interest-bearing liabilities" was reclassified to the balance sheet item "Other current liabilities" (see note 34).

Liabilities contain finance lease obligations (see note 46).

Other bank loans and overdrafts include current liabilities to banks amounting to €1,360.2 million from the financing of the ISE acquisition (see notes 18 and 44).

As in the previous year, there were no noncurrent liabilities with a term to maturity of more than five years as at 31 December 2007.

The liabilities recognized in the balance sheet were not secured by liens or similar rights, either as at 31 December 2007 or as at 31 December 2006.

30. Tax provisions

Composition of tax provisions

	31 Dec. 2007 €m	31 Dec. 2006 €m
Income tax expense: current year	144.2	156.6
Income tax expense: previous years	122.5	75.2
Capital tax and value added tax	6.6	13.0
Total	**273.3**	**244.8**

The estimated remaining maturity of the tax provisions is less than one year.

8 October

104.83

31. Other current provisions

Composition of other current provisions

	31 Dec. 2007 €m	31 Dec. 2006 €m
Phantom stock options	144.9	28.9
Restructuring costs[1]	20.0	3.8
Recourse, litigation and interest rate risks	12.8	30.8
Provisions for anticipated losses	6.5	5.4
Rent and incidental rental costs	3.9	4.3
Stock options from Group Share Plan	2.9	1.7
Miscellaneous	14.0	7.1
Total	**205.0**	**82.0**

1) Thereof provisions for additional one-time expenses amounting to €14.4 million for the efficiency and restructuring program resolved in the third quarter; for details on restructuring costs, see the management report, page 68 et seqq.

For details on phantom stock options and stock options from the Group Share Plan, see note 47.

32. Liabilities from banking business

The liabilities from banking business are attributable solely to the Clearstream subgroup.

Composition of liabilities from banking business

	31 Dec. 2007 €m	31 Dec. 2006 €m
Customer deposits from securities settlement business	7,969.1	4,335.0
Money market borrowings	836.5	1,370.7
Issued commercial paper	242.2	254.8
Overdrafts on nostro accounts	25.5	108.8
Interest liabilities	52.6	9.3
Forward foreign exchange transactions	0	0.1
Total[1]	**9,125.9**	**6,078.7**

1) Thereof associated €95.1 million (2006: €0 million), see note 50

Remaining maturity of liabilities from banking business

	31 Dec. 2007 €m	31 Dec. 2006 €m
Not more than 3 months	9,085.9	6,078.7
More than 3 months but not more than 12 months	40.0	0
Total	**9,125.9**	**6,078.7**

33. Cash deposits by market participants

Composition of cash deposits by market participants

	31 Dec. 2007 €m	31 Dec. 2006 €m
Liabilities from margin payments to Eurex Clearing AG by members	4,011.3	1,502.3
Liabilities from cash deposits by participants in equity trading	4.9	6.7
Total	**4,016.2**	**1,509.0**

34. Other current liabilities

Composition of other current liabilities

	31 Dec. 2007 €m	31 Dec. 2006 €m
Corporate bond	499.8	0
Special payments and bonuses	44.0	36.2
Tax liabilities (excluding income taxes)	35.5	21.8
Payables to Eurex participants	26.0	8.0
Vacation entitlements, flexitime and overtime credits	13.8	12.2
Loan interest payable	12.9	13.6
Derivatives	3.4	0
Miscellaneous	47.0	28.8
Total	**682.4**	**120.6**

Other current liabilities include liabilities from an issued corporate bond with a book value of €499.8 million (2006: €499.3 million), a market value of €498.0 million (2006: €495.8 million) and a remaining time to maturity of 0.4 years (2006: 1.4 years).

The position "miscellaneous" includes liabilities resulting from consulting and collection business, liabilities resulting from rental agreements and finance lease transactions (see note 46), as well as the remuneration to be paid to the members of the Supervisory Board for financial year 2007, but which will only be paid in the following year.

10 October

106.74

35. Maturity analysis of financial assets and liabilities

Underlying contractual maturities of the financial assets and liabilities at the balance sheet date

	Contractual maturity	
	Sight	
	2007 €m	2006 €m
Non-derivative financial liabilities		
Interest-bearing liabilities[1]	0	0
Other non-derivative noncurrent financial liabilities	0	0
Non-derivative liabilities from banking business	8,776.9	5,805.5
Other bank loans and overdrafts	0	0.1
Trade payables, payables to associates, payables to other investors	0	0
Cash deposits by market participants	4,016.2	1,509.0
Total non-derivative financial liabilities, gross	**12,793.1**	**7,314.6**
less non-derivative financial assets:		
Noncurrent receivables and securities from banking business	0	0
Other noncurrent financial instruments and loans	0	0
Other non-derivative noncurrent financial assets	0	0
Current receivables and securities from banking business	–5,939.6	–3,877.8
Trade receivables	0	0
Restricted bank balances	–4,221.7	–1,582.8
Other cash and bank balances	–547.6	–652.4
Total non-derivative financial assets	**–10,708.9**	**–6,113.0**
Total non-derivative financial liabilities, net	**2,084.2**	**1,201.6**
Derivatives and financial instruments of Eurex Clearing AG		
Financial liabilities and derivatives of Eurex Clearing AG	1,960.6	4,661.0
less financial assets and derivatives of Eurex Clearing AG	–1,960.6	–4,661.0
Other current and noncurrent liabilities – derivatives and hedges		
Cash flow hedges	0	0
Fair value hedges	0	0
Derivatives	271.0	46.3
Other current and noncurrent assets – derivatives and hedges		
Cash flow hedges	0	0
Fair value hedges	0	0
Derivatives	–271.1	–46.3
Total derivatives	**–0.1**	**0**

1) Included in noncurrent interest-bearing liabilities and other current liabilities

2) Includes the traditional options and option premiums of future-style options in the amount of €18,595.4 million (2006: €14,207.3 million). The various series have different maximum durations: 36 months for single-stock futures, 60 months for equity options, 9 months for index futures and 119 months for index options. As the respective asset and liability sides of the options are always of the same duration, no analysis of the individual durations is presented for reasons of materiality, and the total outstanding is presented as having a contractual maturity of not more than 3 months.

	Contractual maturity: Not more than 3 months 2007 €m	Not more than 3 months 2006 €m	More than 3 months but not more than 12 months 2007 €m	More than 3 months but not more than 12 months 2006 €m	More than 1 year but not more than 5 years 2007 €m	More than 1 year but not more than 5 years 2006 €m	Over 5 years 2007 €m	Over 5 years 2006 €m	Reconciliation to carrying amount: Other 2007 €m	Reconciliation to carrying amount: Other 2006 €m	Carrying amount 2007 €m	Carrying amount 2006 €m
	0.1	0.1	500.1	1.2	1.3	499.9	0	0	-0.1	-0.1	501.4	501.1
	0	0	0	0	0	0	0	0	3.5	0	3.5	0
	309.0	273.2	40.0	0	0	0	0	0	0	0	9,125.9	6,078.7
	1,360.2	0	0	0	0	0	0	0	0	0	1,360.2	0.1
	0	0	0	0	0	0	0	0	109.0	103.3	109.0	103.3
	0	0	0	0	0	0	0	0	0	0	4,016.2	1,509.0
	1,669.3	**273.3**	**540.1**	**1.2**	**1.3**	**499.9**	**0**	**0**	**112.4**	**103.2**	**15,116.2**	**8,192.2**
	0	-45.0	-20.5	-5.0	-138.1	-78.5	-356.3	-154.9	0	0	-514.9	-283.4
	0	0	-0.1	-0.1	0	0	0	0	-115.2	-61.5	-115.3	-61.6
	0	0	0	0	0	0	0	0	0	-94.4	0	-94.4
	-3,473.4	-2,607.6	-206.7	-159.6	0	0	0	0	0	0	-9,619.7	-6,645.0
	0	0	0	0	0	0	0	0	-235.5	-183.2	-235.5	-183.2
	0	0	0	0	0	0	0	0	0	0	-4,221.7	-1,582.8
	0	0	0	0	0	0	0	0	0	0	-547.6	-652.4
	-3,473.4	**-2,652.6**	**-227.3**	**-164.7**	**-138.1**	**-78.5**	**-356.3**	**-154.9**	**-350.7**	**-339.1**	**-15,254.7**	**-9,502.8**
	-1,804.1	**-2,379.3**	**312.8**	**-163.5**	**-136.8**	**421.4**	**-356.3**	**-154.9**	**-238.3**	**-235.9**	**-138.5**	**-1,310.6**
	54,441.1[2)]	45,969.1[2)]	4,022.3	3,326.8	0	0	0	0	0	0	60,424.0	53,956.9
	-54,441.1[2)]	-45,969.1[2)]	-4,022.3	-3,326.8	0	0	0	0	0	0	-60,424.0	-53,956.9
	15.0	14.6	26.8	46.7	2.6	2.9	0	0	0	0	44.4	64.2
	1.3	1.3	5.9	6.0	20.4	23.1	1.3	5.9	0	0	28.9	36.3
	86.4	6.1	0	0	0.8	1.6	0	0	0	0	358.2	54.0
	-40.1	-28.6	-5.0	-21.0	-34.6	-35.5	0	0	0	0	-79.7	-85.1
	-2.2	-1.7	-6.2	-5.1	-22.2	-20.0	-0.4	-4.9	0	0	-31.0	-31.7
	-86.5	-6.1	0	0	-0.8	-1.6	0	0	0	0	-358.4	-54.0
	-26.1	**-14.4**	**21.5**	**26.6**	**-33.8**	**-29.5**	**0.9**	**1.0**	**0**	**0**	**-37.6**	**-16.3**

12 October

106.31

36. Reconciliation of the classification of financial instruments

The following table shows the reconciliation of the balance sheet items to classification in accordance with IAS 39 as well as the corresponding carrying amounts of the financial instruments:

Classification of financial instruments

Consolidated balance sheet item (classification)	Note	Category	Measured at	Carrying amount 31 Dec. 2007 €m	Carrying amount 31 Dec. 2006 €m
Other equity investments	16	AFS[1]	Historical cost	36.3	12.0
		AFS[1]	Fair value	30.5	4.2
Noncurrent receivables and securities from banking business	16	AFS[1]	Fair value	314.9	283.4
		Loans and receivables	Amortized cost	200.0	0
Other financial instruments	16	AFS[1]	Fair value	12.5	11.9
Other loans	16	Loans and receivables	Amortized cost	0.1	0.1
Other noncurrent assets	17, 18	Fair value Hedges	Fair value	2.9	3.7
		Cash flow hedges	Fair value	4.5	0
		Held for trading	Fair value	0.7	3.5
		Loans and receivables	Amortized cost	10.2	11.5
Deferred tax receivables	13	Deferred taxes	Fair value	17.2	0
Financial instruments of Eurex Clearing AG	19	Held for trading	Fair value	60,424.0	53,956.9
Current receivables and securities from banking business	20	AFS[1]	Fair value	135.2	149.5
		Cash flow hedges	Fair value	0	1.1
		Loans and receivables	Amortized cost	9,484.5	6,494.4
		Derivatives held for trading	Fair value	0.3	0
Other current assets	18, 22	Cash flow hedges	Fair value	8.2	0
		Held for trading	Fair value	0.5	0
Interest-bearing liabilities	34, 46	Liabilities at amortized cost	Amortized cost	1.2	499.9
Other noncurrent liabilities	18	Cash flow hedges	Fair value	1.0	0.8
		Held for trading	Fair value	0.7	1.9
		Puttable instruments[2]	Fair value	2.5	0
Liabilities from banking business	32	Liabilities at amortized cost	Amortized cost	9,125.9	6,078.6
		Derivatives held for trading	Fair value	0	0.1
Other current liabilities	18	Cash flow hedges	Fair value	3.4	0
	34	Liabilities at amortized cost	Amortized cost	499.8	0
Other bank loans and overdrafts	41	Liabilities at amortized cost	Amortized cost	1,360.2	0.1

1) Available-for-sale (AFS) financial assets

2) These are puttable equity instruments in accordance with IAS 32.18 b) which are attributable to the minority shareholder and are required to be measured at fair value at the respective balance sheet date.

The "other equity investments" item, which is carried at historical cost, comprises unlisted equity instruments whose fair value cannot be reliably determined because there is no active market for them and the information required to reliably determine their fair value is not available. For the year under review, as in the previous year, their fair value is estimated to be close to cost.



16 October

104.15

Consolidated Cash Flow Statement Disclosures

37. Consolidated cash flow statement

The cash flow statement presents the balance of and changes in Deutsche Börse Group's cash and cash equivalents. In compliance with IAS 7, cash flows are classified by operating, investing and financing activities. Cash and cash equivalents comprise cash, bank balances and current receivables from banking business, net of current liabilities from banking business, each with an original term of less than three months, and cash deposits by market participants.

38. Cash flows from operating activities

After adjustments to net profit for the year for non-cash items, cash flows from operating activities amounted to €839.6 million (2006: €843.4 million). Basic and diluted operating cash flow per share was €4.33 (2006: €4.24), the prior-period figure was restated (see note 42). The entire cash flow from the net financial result (net interest and investment income) has been allocated to operating activities.

Noncurrent provisions increased by €16.0 million in the year under review (2006: €19.4 million). Provisions of €33.4 million were recognized in connection with the efficiency and restructuring program (2006: €0 million; see note 28). Provisions for pensions also rose by €6.1 million (see note 26). This is offset by a decrease in noncurrent provisions for share options of €12.1 million and provisions for expected losses of €7.4 million.

Composition of other non-cash income

	2007 €m	2006 €m
Gains on the disposal of (shares in) subsidiaries and other equity investments	–135.6	–23.5
Equity method measurement	–4.8	–6.4
Miscellaneous	22.7	15.3
Total	**–117.7**	**–14.6**

Gains on the disposal of (shares in) subsidiaries primarily comprises the sale of buildings and investment property amounting to €120.6 million. For more information, please refer to notes 15, 16 and 39.

The increase in receivables and other assets of €266.5 million (2006: increase of €48.4 million) is due to a significant rise in receivables from the CCP business of €246.4 million for technical closing date reasons. On 2 January 2008, this item recorded an outstanding amount of €2.5 million.

The increase in current liabilities of €192.3 million (2006: €116.6 million) relates mainly to timing differences between the period in which the tax expense was recognized and the date on which the income taxes are payable – with an overall increase in the tax expense due to the improved profit.

39. Cash flows from investing activities

Composition of payments to acquire noncurrent assets (excluding other noncurrent assets)

	2007 €m	2006 €m
Payments to acquire intangible assets, property, plant and equipment, and investment property:		
Payments to acquire intangible assets	35.2	30.9
Payments to acquire property, plant and equipment	44.5	38.3
Total payments to acquire intangible assets, property, plant and equipment, and investment property	**79.7**	**69.2**
Payments to acquire noncurrent financial instruments	124.8	84.3
Payments to acquire investments in associates	0.3	0.7
Total	**204.8**	**154.2**

The acquisition of (shares in) subsidiaries led to a cash outflow of €1,826.6 million (2006: €0 million).

Payments to acquire subsidiaries

	2007 €m
Purchase price	2,066.5
less cash received	-239.9
Historical cost	**1,826.6**
Intangible assets	-1,361.1
Receivables and other current assets	-125.8
Current and noncurrent liabilities	547.3
less total assets and liabilities acquired	-939.6
Remaining difference	**887.0**

18 October

103.19

The disposal of (shares in) subsidiaries and other equity investments led to a cash inflow of €358.9 million (2006: €34.3 million).

Proceeds from the disposal of subsidiaries and other equity investments

	2007 €m	2006 €m
Disposal proceeds	360.4	26.6[1]
Less cash disposed	–1.5	–0.5
Proceeds from the disposal of (shares in) subsidiaries and other equity investments, net of cash disposed	**358.9**	**26.1[1]**
Less exchange rate differences	0	–1.4
Less assets and liabilities disposed		
Property, plant and equipment	–141.9	0
Investment property	–89.6	0
Other noncurrent assets	–1.6	0
Receivables and other current assets	–0.2	–2.3
Current liabilities	10.0	1.1
Gains on the disposal of (shares in) subsidiaries and other equity investments	**135.6**	**23.5**

1) In 2006, proceeds in the amount of €34.3 million including cash inflow from the disposal of subsidiaries in the previous year

The net cash proceeds from the sale of available-for-sale noncurrent financial instruments amounted to €50.9 million (2006: €118.5 million). As in the previous year, the proceeds for 2007 correspond to the repayment at maturity of fixed-income securities.

40. Cash flows from financing activities

In 2007, a dividend of €329.8 million was distributed for financial year 2006 (in 2006 for 2005: €210.4 million). For details on the acquisition of treasury shares, see notes 24 and 25. Net cash received from minority shareholders in the amount of €271.3 million and from short-term financing in the amount of €1,368.6 million, adjusted for premiums paid on hedges in the amount of €3.2 million, are related to the financing of the ISE acquisition, see notes 2 and 18.

102.61

41. Reconciliation to cash and cash equivalents

Reconciliation to cash and cash equivalents

	31 Dec. 2007 €m	31 Dec. 2006 €m
Cash and bank balances	4,769.3	2,235.2
Other bank loans and overdrafts	-1,360.2	-0.1
Reconciliation to cash and cash equivalents		
Current receivables from banking business	9,619.7	6,645.0
less loans to other banks and customers with an original maturity of more than 3 months	-206.7	-115.0
less available-for-sale fixed-income securities – money market instruments with an original maturity of more than 3 months	0	-149.5
less derivative assets	0	-1.1
Current liabilities from banking business	-9,125.9	-6,078.7
plus short-term financing ISE	1,360.2	0
Current liabilities from cash deposits by market participants	-4,016.2	-1,509.0
	-2,368.9	**-1,208.3**
Cash and cash equivalents	**1,040.2**	**1,026.8**

To prevent receivables and liabilities from banking business from distorting the operating cash flow, such items with an original maturity of more than three months have been reported within cash flows from investing activities. Items with an original maturity of not more than three months are classified as cash and cash equivalents. The other current liabilities from banking business include only the short-term financing in connection with the ISE acquisition. The short-term financing is expected to be replaced by long-term financing in 2008. In order to avoid distorting the cash flow in 2008, other current liabilities from banking business in the amount of €1,368.6 million were attributed to cash flows from financing activities. In this connection, cash flow from operating activities was adjusted for the as yet unrealized currency losses in the amount of €8.4 million recognized in profit or loss.

22 October

100.59

Except for cash flow hedges meeting the criteria of IAS 39, there are no significant outstanding currency positions. Any significant effect of exchange rates on cash and cash equivalents is matched by an offsetting effect on other foreign currency monetary assets and liabilities. Transferring only the effect of exchange rates on cash and cash equivalents from operating activities to the reconciliation of changes in cash and cash equivalents would distort the operating cash flow. To avoid such a distortion, operating activities include the effects of exchange rate changes mentioned above. These effects are not material to Deutsche Börse Group, either in the year under review or in the previous year. Currency effects from the hedging of the purchase price for the ISE acquisition are offset against the purchase price itself and thus included in cash flow from investment activities.

Cash and bank balances as at 31 December 2007 included restricted bank balances amounting to €4,221.7 million (2006: €1,582.8 million); for details see note 23.



Other Disclosures

42. Earnings per share

Under IAS 33, earnings per share are calculated by dividing the net income by the weighted average number of shares outstanding.

In order to determine the average number of shares, the shares repurchased and reissued under the Group Share Plan (GSP) were included rateably in the calculation. The shares bought back under the share buy-back program were removed from the calculation of the number of shares at the date of repurchase. In order to determine diluted earnings per share, the number of potentially dilutive ordinary shares that may be acquired under the GSP and the Stock Bonus Plan (SBP, see also note 47) was added to the average number of shares. In order to calculate the number of potentially dilutive ordinary shares, the exercise prices were adjusted to reflect the fair value of the services still to be provided.

There were the following potentially dilutive outstanding options or rights to purchase shares as at 31 December 2007:

Calculation of the number of potentially dilutive ordinary shares

Tranche	Exercise price[1] €	Adjusted exercise price in accordance with IAS 33 €	Average number of outstanding options 31 Dec. 2007	Average price for the period[2] €	Number of potentially dilutive ordinary shares 31 Dec. 2007
2004	26.88	26.88	28,703	89.74	40,211
2005	40.20	40.20	68,207	89.74	75,306
2006	65.62	72.85	56,647	89.74	21,323
2007[3]	0	90.85	96,139	89.74	0

1) The original issue prices were adjusted due to capitalization measures implemented.
2) Volume-weighted average price of Deutsche Börse AG shares on Xetra for the period 1 January to 31 December 2007
3) This relates to rights to shares under the new Stock Bonus Program (SBP) launched in 2007 for senior executives and Executive Board members; see note 47.

As the volume-weighted average share price was higher than the adjusted exercise prices for the 2004, 2005 and 2006 tranches, these options are considered dilutive under IAS 33. In 2006, earnings per share were unchanged due to the small number of potentially dilutive ordinary shares. There were no further rights to subscribe for shares that could have potentially diluted earnings per share either as at 31 December 2007 or as at 31 December 2006.

24 October

106.22

Calculation of earnings per share (basic and diluted)

	2007	2006
Number of shares outstanding as at beginning of period	195,597,922	202,557,306
Number of shares outstanding as at end of period	191,888,548	195,597,922
Weighted average number of shares outstanding	193,990,686	198,787,534
Number of potentially dilutive ordinary shares	136,840	125,126
Weighted average number of shares used to compute diluted earnings per share	194,127,526	198,912,660
Net income (€m)	911.7	668.7
Earnings per share (basic and diluted) (€)[1]	4.70	3.36

1) The dilution reported in 2006 no longer applies due to the doubling of the average number of shares outstanding.

43. Segment reporting

Segment reporting is governed by the internal organizational and reporting structure, which is broken down by markets and services into the following segments:

Internal organizational and reporting structure

Segment	Business areas
Xetra	■ Cash market using the Xetra electronic trading system and floor trading ■ Central counterparty for equities ■ Trading platform for structured products (Scoach) ■ Admission of securities to listing
Eurex	■ Electronic derivatives market trading platform Eurex ■ Electronic equity options trading platform ISE ■ Over-the-counter (OTC) trading platforms Eurex Bonds and Eurex Repo ■ Central counterparty for bonds, derivatives and repo transactions
Clearstream	■ Custody, administration and settlement services for domestic and foreign securities ■ Global securities financing services ■ Investment funds services
Market Data & Analytics	■ Sales of price information and information distribution ■ Index development and sales
Information Technology	■ Development, implementation and operation of technical infrastructures ■ Provision of IT solutions
Corporate Services	■ Group strategy ■ Responsibility for central functions

Deutsche Börse Group acquired 100 percent of the shares of International Securities Exchange Holdings Inc. with effect from 20 December 2007 (see note 2). The inclusion of the ISE subgroup in the consolidated financial statements as at 31 December 2007 only affects segment assets and staff per segment – and not the segments' income statements – in the segment reporting. The ISE subgroup is divided into the Eurex, Information Technology and Corporate Services segments.

Sales revenue is presented separately by external sales revenue and internal (intersegment) revenue. Inter-segment services are charged on the basis of measured quantities or at fixed prices (e.g. the provision of data by Eurex to Market Data & Analytics). Services are measured at a market price and are charged on an arm's length or a costplus basis; these include services of the Information Technology segment, such as application development hours or data center services.

Further services are billed to users on the basis of fully absorbed costs using an allocation key, for example the billing of building usage at absorbed costs (excluding rental expense provisions, which remain in the Corporate Services segment), on the basis of used space.

The calculation of the underlying quantities is based on the relevant usage; price changes are driven by changes in costs. Overall, there were no material changes required to be reported under IAS 14.

Due to their insignificance to segment reporting, the "financial income" and "financial expense" items have been combined to produce the "net financial result".

As financial control within Deutsche Börse Group is performed centrally by Deutsche Börse AG, cash and other bank balances as well as financial liabilities are usually not allocated directly to the segments. Exceptions to this are restricted bank balances and financial instruments, which were allocated to the segments as they relate to operational business.

26 October

109.43

Segment reporting

	Xetra		Eurex		Clearstream	
	2007 €m	2006 €m	2007 €m	2006 €m	2007 €m	2006 €m
External sales revenue	435.0	314.1	713.9	597.8	768.2	700.3
Internal sales revenue	0	0	0	0	9.3	7.9
Total sales revenue	**435.0**	**314.1**	**713.9**	**597.8**	**777.5**	**708.2**
Net interest income from banking business	0	0	0	0	230.6	150.1
Own expenses capitalized	12.0	5.0	14.4	9.8	8.8	13.7
Other operating income	16.7	22.9	59.2	66.1	4.3	4.9
Fee and commission expenses from banking business	0	0	0	0	–161.6	–141.4
Staff costs	–40.9	–26.9	–44.9	–35.2	–155.0	–98.7
Depreciation, amortization and impairment losses (other than goodwill)	–10.4	–12.6	–16.6	–21.6	–50.6	–52.1
Other operating expenses	–164.3	–124.4	–277.1	–224.8	–274.6	–260.4
Total result from equity investments	2.0	0.9	–5.7	0.6	0	0
Earnings before interest, tax and goodwill impairment (EBITA)	**250.1**	**179.0**	**443.2**	**392.7**	**379.4**	**324.3**
Goodwill impairment	0	0	0	0	0	0
Earnings before interest and tax (EBIT)	**250.1**	**179.0**	**443.2**	**392.7**	**379.4**	**324.3**
Net financial result	0.1	0	12.0	8.1	0	0
Earnings before tax (EBT)	**250.2**	**179.0**	**455.2**	**400.8**	**379.4**	**324.3**
Assets						
Intangible assets	29.7	21.7	2,284.4	43.7	1,109.8	1,151.4
Property, plant and equipment	0	0.3	0.2	0.3	0.3	0
Investments in associates	1.6	0	23.8	21.5	0	0
Other assets	41.5	43.2	64,781.2	55,553.5	10,379.3	6,949.6
Total assets	**72.8**	**65.2**	**67,089.6**	**55,619.0**	**11,489.4**	**8,101.0**
Provisions and liabilities	49.0	27.4	65,140.5	55,500.1	9,540.3	6,238.0
Net assets	23.8	37.8	1,949.1	118.9	1,949.1	1,863.0
Investments in intangible assets, property, plant and equipment	12.6	5.2	14.4	9.9	9.1	13.8
Employees (as at 31 December)	167	182	282	173	925	931
EBITA margin (%)[1)]	**57.5**	**57.0**	**62.1**	**65.7**	**49.4**	**46.3**

The reconciliation column shows:
- Elimination of intra-Group sales revenue and profits
- Assets not attributable to the segments (noncurrent financial assets less equity method-accounted investments) and tax items

1) Including result from equity investments unless otherwise indicated
2) Based on the total of internal and external sales revenue

111.21

	Market Data & Analytics		Information Technology		Corporate Services		Total of all segments		Reconciliation		Group	
	2007 €m	2006 €m	2007 €m	2006 €m	2007 €m	2006 €m	2007 €m	2006 €m	2007 €m	2006 €m	2007 €m	2006 €m
	168.3	148.1	99.8	93.9	0	0	2,185.2	1,854.2	0	0	2,185.2	1,854.2
	11.3	9.6	397.9	344.5	0	0	418.5	362.0	-418.5	-362.0	0	0
	179.6	**157.7**	**497.7**	**438.4**	**0**	**0**	**2,603.7**	**2,216.2**	**-418.5**	**-362.0**	**2,185.2**	**1,854.2**
	0	0	0	0	0	0	230.6	150.1	0.2	0.6	230.8	150.7
	1.7	0.3	0	0.2	0	0	36.9	29.0	-11.8	-6.8	25.1	22.2
	16.2	1.2	17.7	19.4	383.5	236.6	497.6	351.1	-274.2	-265.3	223.4	85.8
	0	0	0	0	0	0	-161.6	-141.4	0	0	-161.6	-141.4
	-28.0	-22.3	-180.0	-148.6	-117.4	-83.2	-566.2	-414.9	0	0	-566.2	-414.9
	-2.8	-7.0	-32.7	-25.0	-22.1	-22.9	-135.2	-141.2	9.2	10.8	-126.0	-130.4
	-87.0	-78.3	-202.5	-190.6	-156.4	-154.4	-1,161.9	-1,032.9	692.2	627.2	-469.7	-405.7
	8.6	7.1	0	0	0	0	4.9	8.6	0	0	4.9	8.6
	88.3	**58.7**	**100.2**	**93.8**	**87.6**	**-23.9**	**1,348.8**	**1,024.6**	**-2.9**	**4.5**	**1,345.9**	**1,029.1**
	0	-1.6	0	0	0	0	0	-1.6	0	0	0	-1.6
	88.3	**57.1**	**100.2**	**93.8**	**87.6**	**-23.9**	**1,348.8**	**1,023.0**	**-2.9**	**4.5**	**1,345.9**	**1,027.5**
	0.5	0.3	0	0	-5.3	-9.4	7.3	-1.0	1.6	-0.5	8.9	-1.5
	88.8	**57.4**	**100.2**	**93.8**	**82.3**	**-33.3**	**1,356.1**	**1,022.0**	**-1.3**	**4.0**	**1,354.8**	**1,026.0**
	11.1	11.3	12.9	9.6	1.0	2.7	3,448.9	1,240.4	-29.1	-26.4	3,419.8	1,214.0
	1.0	0.8	57.7	49.4	39.1	184.7	98.2	235.5	0	0	98.3	235.5
	10.5	11.9	0	0	0	0	35.9	33.4	0	0	35.9	33.4
	31.3	34.9	30.0	29.5	770.9	904.1	76,034.2	63,514.8	69.4	27.4	76,103.6	63,542.2
	53.9	**58.9**	**100.6**	**88.5**	**811.0**	**1,091.5**	**79,617.2**	**65,024.1**	**40.3**	**1.0**	**79,657.6**	**65,025.1**
	29.7	18.8	96.9	59.1	1,808.9	608.5	76,665.2	62,451.9	302.1	289.9	76,967.4	62,741.8
	24.2	40.1	3.7	29.4	-997.9	483.0	2,952.0	2,572.2	-261.8	-288.9	2,690.2	2,283.3
	2.8	0.9	43.2	36.0	9.4	10.2	91.5	76.0	-11.8	-6.8	79.7	69.2
	199	200	1,216	1,049	492	431	3,281	2,966	0	0	3,281	2,966
	52.5	**39.6**	**20.1[2]**	**21.4[2]**	–	–	–	–	–	–	**61.6**	**55.5**

30 October

110.50

In gross terms (i.e. including intercompany profits and losses and costs that cannot be capitalized at the Group level, which are all eliminated), impairment losses (excluding goodwill) of €4.1 million were attributable to the reference data factory system in the Clearstream segment (2006: €0.5 million for inter-dealer broker system).

Non-cash valuation allowances and bad debt losses resulted from the following segments:

Breakdown of non-cash valuation allowances and bad debt losses

	2007 €m	2006 €m
Xetra	0.6	0.1
Eurex	0.1	0.5
Clearstream	0	0
Market Data & Analytics	0.4	0.8
Information Technology	0.1	0.1
Corporate Services	0.1	0
Total	**1.3**	**1.5**

The increase in other operating income in the Corporate Services segment is a result of the fact that income from the sale of a property in Luxembourg held for sale and income from the sale of buildings and investment property (see note 7) was allocated to this segment.

Assets and liabilities are allocated to the individual segments on the basis of objective criteria. Assets that cannot be allocated to the segments, as well as minority interests, are disclosed in the reconciliation column.

Deutsche Börse Group's business model – and in particular that of its Xetra, Eurex, Clearstream and Market Data & Analytics segments – is focused on an internationally operating participant base and pricing does not differ depending on the customer's location. From a price, margin and risk perspective, this means that it is unimportant whether revenues are generated from German or non-German participants.

108.90

The risks and returns from the activities of the subsidiaries operating within the economic environment of the European Monetary Union (EMU) do not differ significantly from each other on the basis of the factors to be considered in identifying the geographical segments under IAS 14. As a result, Deutsche Börse Group has identified the following geographical segments: the euro zone, the USA, the UK, the Czech Republic and Switzerland. As the total segment revenue, segment results, segment assets and segment liabilities of the subsidiaries domiciled in the USA, the UK, the Czech Republic and Switzerland account for less than 3 percent of the respective Group totals, there is no requirement to report secondary geographical segments in accordance with IAS 14.

44. Financial risk management

Deutsche Börse Group presents the qualitative disclosures required by IFRS 7 in detail in the Group management report (see explanations in the risk report on pages 89 to 96), such as the nature and extent of risks arising from financial instruments, as well as the objectives, strategies and methods used to manage risk.

Financial risks arise at Deutsche Börse Group in the form of credit risk, market price risk and liquidity risk and are quantified using the "value at risk" (VaR) concept (please refer to the risk report for detailed disclosures). The VaR calculated in this way is compared with the current forecasted EBITA so as to test the Group's ability to absorb losses. The VaR from financial risks is calculated at the end of each month and, as in the previous year, it always amounted to less than €100 million throughout the financial year and at 31 December 2007. The market price risk and liquidity risk are not material risk categories for the Group; consequently, the VaR is largely determined by credit risks.

Based on the market environment and Deutsche Börse Group's business model, the Executive Board considers the risks for the Group to be limited and manageable. The Group has taken suitable measures to prevent potential losses arising from the US subprime mortgage crisis (see the disclosures in the risk report on page 89 to 96).

1 November

114.56

Credit risk

Credit risks arise in Deutsche Börse Group from the following items:

Classification of financial instruments[1]

	Segment	Note	Carrying amounts – Maximum risk position: Amount as at 31 Dec. 2007 €m	Carrying amounts – Maximum risk position: Amount as at 31 Dec. 2006 €m	Collateral: Amount as at 31 Dec. 2007 €m	Collateral: Amount as at 31 Dec. 2006 €m
Collateralized cash investments						
Overnight money invested under securities repurchase agreements	Eurex[2]		60.9	68.4	74.0	73.7
Interest-bearing receivables	Clearstream	16	200.0	0	189.4	0
Reverse repurchase agreements	Eurex[2]		3,789.0	1,493.8	3,842.0	1,516.8
	Clearstream	20	2,278.4	1,481.3	2,575.9	1,690.8
			6,328.3	**3,043.5**	**6,681.3**	**3,281.3**
Uncollateralized cash investments						
Money market borrowings	Eurex[2]		0	4.0	0	0
	Clearstream	20	5,629.5	4,254.0	0	0
Balances on nostro accounts	Clearstream	20	711.2	239.6	0	0
Fixed-income securities	Clearstream	20	314.9	283.4	0	0
			6,655.6	**4,781.0**	**0**	**0**
Loans for settling securities transactions						
Technical overdraft facilities	Clearstream	20	799.8	473.9	n.a.[3]	n.a.[3]
Automated Securities Fails Financing[4]	Clearstream		638.3	757.7	804.8	n.a.[5]
ASLplus securities lending system[4]	Clearstream		28,119.3	24,778.6	29,381.5	26,517.8
Committed credit facilities for customers without own Lombard facilities at the Bundesbank[4]	Clearstream		51.8	51.5	51.8	51.5
			29,609.2	**26,061.7**	**30,238.1**	**26,569.3**
Other receivables						
Trade receivables	Group	21	235.5	183.2	0	0
Associate receivables	Group		4.4	10.7	0	0
Receivables from other investors	Group		1.4	2.4	0	0
			241.3	**196.3**	**0**	**0**
Financial instruments of Eurex Clearing AG (central counterparty)		19	**60,424.0**	**53,956.9**	**89,951.5**	**71,433.0**
Total			**103,258.4**	**88,039.4**	**126,870.9**	**101,283.6**

1) Excluding derivatives, which are only entered into with prime-rated counterparties. See note 18.
2) Presented in the items "restricted bank balances" and "other cash and bank balances"
3) The portfolio of deposited collateral is not directly attributed to any utilization, but is determined by the scope of the entire business relationship and the limits granted.
4) Off-balance-sheet items
5) The direct allocation of collateral to the corresponding underlying transactions was introduced in the course of 2007. Therefore, no separate disclosure is made for 2006.

Cash investments
The Group is exposed to credit risk in connection with the investment of cash funds. If possible, the Group counters such risks by investing short-term funds via reverse repurchase agreements. Collateral is provided mostly in the form of bonds issued by governmental or supranational issuers. A small portion is collateralized by securities from non-governmental issuers. The minimum rating for collateral is AA–.

The fair value of securities received under reverse repurchase agreements (Clearstream subgroup and Eurex Clearing AG) was €6,417.9 million (2006: €3,207.6 million). The Clearstream subgroup is allowed to repledge the securities received to central banks. The fair value of securities repledged to central banks amounted to €2,305.9 million at 31 December 2007 (2006: €1,482.0 million). The contract terms are based on recognized international or national bilateral master agreements.

Uncollateralized cash investments are permitted only for counterparties with impeccable creditworthiness within the framework of defined counterparty limits. The Clearstream subgroup assesses creditworthiness on the basis of an internal rating system. The remaining Group companies use external ratings available to them. Within the framework of previously defined counterparty limits, Group companies that do not have bank status can also invest cash with counterparties who are not externally rated, but instead are members of a deposit protection system. The corresponding counterparty limits are always well below the liability limits of the relevant protection system.

Loans for settling securities transactions
Clearstream grants customers technical overdraft facilities to maximize settlement efficiency. These settlement facilities are subject to internal credit review procedures. They are revocable at the option of the Clearstream subgroup and are largely collateralized. Technical overdraft facilities amounted to €64.9 billion at 31 December 2007 (2006: €54.0 billion). Of this amount, €3.6 billion (2006: €4.4 billion) is unsecured, whereby a large proportion relates to credit lines granted to central banks and other state-guaranteed institutions. Actual outstandings at the end of each business day generally represent a fraction of the facilities and amounted to €799.8 million as at 31 December 2007 (2006: €473.9 million); see note 20.

Clearstream also guarantees the risk resulting from the Automated Securities Fails Financing (ASF) program it offers to its customers. However, this only applies when the risk is collateralized. In the absence of collateral, this risk is covered by third parties. Guarantees furnished under this program amounted to €638.3 million as at 31 December 2007 (2006: €757.7 million).

Under the ASLplus securities lending program, Clearstream Banking S.A. had securities borrowings from various counterparties totalling €28,119.3 million as at 31 December 2007 (2006: €24,778.6 million). These securities were fully lent to other counterparties. Collateral received by Clearstream Banking S.A. in connection with these loans amounted to €29,381.5 million (2006: €26,517.8 million).

5 November

114.51

As part of the national securities settlement process, Clearstream Banking AG provided intraday credit facilities amounting to a maximum of €85.0 million (2006: €85.0 million) to customers without their own Lombard facilities at the Bundesbank against collateral security. Of this amount, €51.8 million was irrevocable as at 31 December 2007 (2006: €51.5 million). The fair value of securities received under these credit commitments was €52.2 million (2006: €53.2 million).

In 2007, no counterparties defaulted on any of the types of transaction described.

Other receivables

Trading, clearing, custody and settlement fees are generally collected without delay by direct debit. In the past, credit losses in respect of fees for other services, such as the provision of data and information, have been limited.

Financial instruments of Eurex Clearing AG (central counterparty)

To safeguard Eurex Clearing AG against the risk of default by a clearing member, the clearing conditions in the version dated 5 December 2007 require the clearing members to deposit margins in the form of cash or securities on a daily basis – and, if necessary, on an intraday basis – in the amount stipulated by Eurex Clearing AG. Additional security mechanisms of Eurex Clearing AG are described in detail in the risk report.

The aggregate margin calls based on the executed transactions was €29,825.0 million at the reporting date (2006: €23,840.0 million). In fact, collateral totaling €48,139.5 million (2006: €31,898.9 million) was deposited.

Composition of Eurex Clearing AG's collateral

	Carrying amount as at 31 Dec. 2007 €m	Carrying amount as at 31 Dec. 2006 €m	Fair value as at 31 Dec. 2007 €m	Fair value as at 31 Dec. 2006 €m
Cash collateral (cash deposits)	4,011.3	1,502.3	4,011.3	1,502.3
Securities and book-entry securities collateral	44,128.2	30,396.6	48,800.0	34,741.1
Total	**48,139.5**	**31,898.9**	**52,811.3**	**36,243.4**

There were also third-party bank guarantees for clearing members of Eurex Clearing AG amounting to €613.2 million as at the year-end (2006: €199.5 million).

In 2007, no counterparties defaulted on any of the types of transaction described.

In contrast to the risk-oriented net analysis of the transactions via the central counterparty, the underlying gross amounts for repurchase agreements, for example, are reported in the balance sheet because of the prohibition on netting receivables and liabilities. For a detailed explanation of this balance sheet item, see section "Financial instruments of Eurex Clearing AG (central counterparty)" in note 3. This carrying amount was €60,424.0 million at 31 December 2007 (2006: €53,956.9 million). The fair value of the securities underlying repurchase agreements was €41,812.0 million (2006: €39,534.1 million).

Credit risk concentrations
Deutsche Börse Group's business model and the resulting business relationships with a large part of the financial sector mean that, as a rule, concentrations of risk on individual counterparties are avoided. Potential concentrations of credit risk are monitored against counterparty credit limits. The regulatory requirements, for example those arising under the GroMiKV (Großkredit- und Millionenkreditverordnung, the Regulation Governing Large Exposures and Exposures in Excess of €1 million) in Germany, are complied with. The internally defined limits are below those stipulated by the GroMiKV or similar national rules. See note 24 for an explanation of regulatory capital requirements.

The VaR from credit risks is calculated at the end of each month. As in the previous year, over the course of the financial year as well as on 31 December 2007, it was always less than €100 million.

Market price risk
Currency risks in the Clearstream segment arise mainly from the approximately 14 percent (2006: 10 percent) of sales revenue and interest income in that segment which is directly or indirectly generated in US dollars. Eurex receives interest on intraday margin calls paid in US dollars. These exposures are partially offset by operating costs incurred in US dollars. Additionally, significant operating revenue is generated in US dollars as a result of the acquisition of ISE. However, owing to the conclusion of the transaction on 20 December 2007, these risks had no significant influence on Deutsche Börse Group's risk position in 2007. The treasury policy of Deutsche Börse Group stipulates that any remaining expected net exposure is hedged through forward foreign exchange transactions when the exposure exceeds 10 percent of EBITA. These transactions fullfil the criteria for cash flow hedges set out in IAS 39. In addition, the policy stipulates that open foreign exchange positions are closed when they exceed €15.0 million. This policy was complied with as in the previous year; as at 31 December 2007 and 2006, there were no significant foreign exchange positions (see note 18).

Acquisitions where payment of the purchase price results in currency risk are generally hedged. In this context, the acquisition of the ISE as well as the acquisition of a stake in the Bombay Stock Exchange were hedged via forward foreign exchange transactions in 2007.

The acquisition of the ISE shares was partly financed in US dollars (USD 530.0 million). The amount remaining versus the entire US dollars amount represents a currency risk. This position is continuously monitored so that hedging measures can be implemented if necessary.

Interest rate risks in the operating business arise largely in the Clearstream segment. As forecasts of future cash balances are inherently uncertain, interest rate swaps (see note 18) may be used to lock in fixed rates on approximately half of the expected cash balances. Interest rate swaps are primarily used when forward interest rates are judged to be attractive.

7 November

117.62

Additional interest rate risks arise from debt financing for acquisitions. For the acquisition of the ISE shares, short-term loans amounting to around €1.5 billion were taken out. These are intended to be replaced in the medium term by long-term financing. Two-thirds of the interest payments expected from this was hedged with the help of interest rate swaps and swaptions (see note 18).

Equity price risks arise to an immaterial extent from contractual trust arrangements (CTAs), as well as from investments in an equity index-based, exchange-traded fund.

For market price risks, a VaR is calculated at the end of each month. Over the course of the financial year and on 31 December 2007, it was always less than €2 million.

Liquidity risk

Liquidity risk arises from potential financial difficulties and the resulting increase in refinancing costs. Liquidity risk is managed by matching the duration of investments and liabilities, restricting investments in potentially illiquid or volatile asset classes, authorizing the Clearstream subgroup to repledge securities received with central banks and maintaining sufficient financing facilities to overcome unexpected demands for liquidity. Most of the Group's cash investments are short-term. Eurex Clearing AG remains perfectly matched with respect to the durations of customer deposits and investments while the Clearstream subgroup may invest customer balances up to a maximum of six months (see note 35 for an overview of the maturity structure).

Contractually agreed credit lines

Company	Purpose of credit line		Currency	Amount as at 31 Dec. 2007 million	Amount as at 31 Dec. 2006 million
Deutsche Börse AG	working capital	– interday	€	435.0	435.0[1]
Eurex Clearing AG	settlement	– interday	€	370.0	370.0
	settlement	– intraday	€	700.0	700.0
	settlement	– interday	CHF	200.0	50.0
Clearstream Banking S.A.	working capital	– interday	USD	1,000.0	1,000.0[1]
	settlement	– interday	USD	5,600.0	4,500.0
	settlement in Germany (uncommitted)	– interday	€	4,375.0	2,700.0
Clearstream Banking AG	domestic settlement in Germany (committed)	– interday	€	51.8	51.5

1) €400.0 million of Deutsche Börse AG's working capital credit line is a sub-credit line of Clearstream Banking S.A.'s USD 1,000.0 million working capital credit line.

A commercial paper program offers Deutsche Börse AG an opportunity for flexible, short-term financing, involving a total facility of €2.5 billion in various currencies. No commercial paper has currently been issued.

Clearstream Banking S.A., Luxembourg, also has a commercial paper program, with a program limit of €1.0 billion, which is used to provide additional short-term liquidity. As at 31 December 2007, commercial paper with a nominal value of €242.2 million had been issued (31 December 2006: €254.8 million).

Further liquidity risks result from the financing of the ISE acquisition. Initially, the financing will be presented in the context of a short-term syndicated line of credit with an availability of up to 24 months. It is planned to replace this with long-term financing. There is a risk of potential non-availability on the capital markets for the planned refinancing up to the end of the agreed term of the line of credit.

As in the previous year, Standard & Poor's assessed Deutsche Börse AG's long-term credit rating at AA as at 31 December 2007. Deutsche Börse AG's commercial paper program was again awarded the best possible short-term rating of A–1+.

The long-term credit ratings by Fitch and Standard & Poor's for Clearstream Banking S.A. also remained unchanged over the previous year at AA. As in the previous year, Clearstream Banking S.A.'s commercial paper program was rated F1+ by Fitch and A–1+ by Standard & Poor's.

Over the course of the year as well as at 31 December 2007, as in the previous year, the VaR from liquidity risks was always less than €2 million.

45. Other financial obligations

Group expenses in connection with long-term contracts relating to maintenance contracts and other contracts in the coming years amount to €157.1 million (2006: €143.2 million).

Breakdown of future financial obligations

	31 Dec. 2007 €m	31 Dec. 2006 €m
Up to 1 year	94.4	84.0
1 to 5 years	51.1	49.4
More than 5 years	11.6	9.8
Total	**157.1**	**143.2**

Obligations resulting from insurance policies amount to €5.9 million in 2008 (2007: €7.8 million).

Deutsche Börse AG completed an investment protection agreement with Swiss Financial Market Services AG. If Swiss Financial Market Services AG reduces its indirect share in the profit of Eurex companies, the agreement obligates Deutsche Börse AG to make a compensatory payment to Swiss Financial Market Services AG for the reduction of the indirect share in International Securities Exchange Holdings Inc.

9 November

119.78

In connection with the cooperation agreement between Swiss Financial Market Services AG and Deutsche Börse AG with regard to both parties' participation in Scoach Holding S.A., Deutsche Börse AG has the right, at the end of the cooperation after expiration of the term or termination of the agreement, to maintain the holding as sole shareholder under certain circumstances. This right results in a potential obligation on Deutsche Börse AG to make a compensatory payment to Swiss Financial Market Services AG if a fair value of Scoach Europa develops better than that of Scoach Schweiz.

46. Leases

Finance leases

Finance leases relate to IT hardware components that are used operationally in Deutsche Börse Group and are not subleased.

Minimum lease payments from finance leases

	31 Dec. 2007 €m	31 Dec. 2006 €m
Up to 1 year	0.4	1.3
1 to 5 years	1.3	0.6
Total	**1.7**	**1.9**
Discount	-0.1	-0.1
Present value	**1.6**	**1.8**

No contingent rent is provided for under the terms of the leases. The corresponding agreements do not contain any escalation clauses.

Operating leases (as lessee)

In addition to finance leases, the Company has also entered into leases that must be classified as operating leases on the basis of their economic substance; this means that the leased asset is allocated to the lessor. These leases relate mainly to buildings, IT hardware and software.

Minimum lease payments from operating leases

	31 Dec. 2007 €m	31 Dec. 2006 €m
Up to 1 year	72.6	53.0
1 to 5 years	160.2	122.5
More than 5 years	108.6	53.2
Total	**341.4**	**228.7**

In the year under review, €57.2 million (2006: €57.7 million) in minimum lease payments was recognized as an expense.

Operating leases for buildings, some of which are sublet, have terms of between 1 and 14 years. They usually terminate automatically when the lease expires. The Company has options to extend some leases.

The minimum lease payments include lease expenses for buildings in the amount of €119.2 million (2006: €0 million), which were leased after the sale within the scope of a sale and leaseback transaction.

Part of the Group's rented offices are sublet to third parties.

Rental income expected from sublease contracts

	31 Dec. 2007 €m	31 Dec. 2006 €m
Up to 1 year	6.7	6.4
1 to 5 years	5.8	4.5
More than 5 years	0	0
Total	**12.5**	**10.9**

Operating leases (as lessor)
The Group has let buildings of which it was the beneficial and legal owner on the basis of operating leases. The minimum lease receipts which resulted from these non-cancellable property leases are shown in the following table. These are no longer applicable due to the sale of the real-estate companies that hold these buildings (see note 2).

Breakdown of future minimum lease receipts

	31 Dec. 2007 €m	31 Dec. 2006 €m
Up to 1 year	0	7.6
1 to 5 years	0	6.6
More than 5 years	0	0.5
Total	**0**	**14.7**

47. Phantom stock option plan, Stock Bonus Plan and Group Share Plan

Phantom stock option plan
Following its IPO on 5 February 2001, Deutsche Börse AG established a phantom stock option program for Executive Board members and senior executives of Deutsche Börse AG and its subsidiaries. The program was extended to members of the Supervisory Board effective from 28 May 2003; however, this extension was revoked under an amendment to the Articles of Association dated 25 May 2005. The phantom stock option plan for Executive Board members and senior executives was established for the last time in 2006 and replaced by a new stock bonus plan in 2007 (see next page).

The same valuation model was applied to all options granted under the phantom stock option plan. The value calculated best reflects the value of the services received. The phantom stock options have a maximum term of five years and a vesting period of three years. The options can be exercised in each quarter of the subsequent two years in 14-day exercise windows. If options have not been exercised by the last day of the exercise period, the holder is treated as if he had exercised the options. The amount of the cash payout depends on the relative performance of Deutsche Börse AG shares (adjusted for dividend payments) against the Dow Jones STOXX 600 Technology Index (EUR) (Return) as the benchmark index (€1.00 per 1 percent outperformance).

In accordance with IFRS 2, an adapted "exchange options" model (spread option model) was used to calculate the value of the stock options.

Valuation parameters for stock options

		as at 31 Dec. 2007	as at 31 Dec. 2006
60-day average of Deutsche Börse AG shares	€	116.65	65.06
60-day average of DJ STOXX 600 Technology (EUR) (Return)	points	406.02	375.98
Volatility of Deutsche Börse AG shares[1]	%	26.7–38.0	24.7–33.0
Volatility of DJ STOXX 600 Technology (EUR) (Return)[2]	%	18.5–28.2	14.0–36.8
Correlation[3]	%	17.8–44.0	32.9–64.6

1) The underlying volatility of the individual tranches was: Tranche 2003: 38.0 percent (2006: 27.6 percent); Tranche 2004: 30.0 percent (2006: 24.7 percent); Tranche 2005: 28.1 percent (2006: 26.3 percent); Tranche 2006: 26.7 percent (2006: 27.8 percent).
2) The volatility of the index was: Tranche 2003: 28.2 percent (2006: 17.8 percent); Tranche 2004: 19.8 percent (2006: 20.3 percent); Tranche 2005: 18.5 percent (2006: 29.8 percent); Tranche 2006: 21.2 percent (2006: 36.8 percent).
3) The correlation was: Tranche 2003: 17.8 percent (2006: 43.9 percent); Tranche 2004: 44.0 percent (2006: 39.0 percent); Tranche 2005: 40.7 percent (2006: 33.8 percent); Tranche 2006: 36.5 percent (2006: 32.9 percent).

The option pricing model does not include any exercise hurdles and assumes that options will be held for the maximum holding period. The volatilities applied correspond to the market volatilities of comparable options with matching maturities.

Valuation of stock options

	Balance as at 31 Dec. 2007 Number	Opening share price[1] €	Opening index price Points	Intrinsic value/ option €	Option value/ option €	Payment obligation €m	Provision as at 31 Dec. 2007 €m
Tranche 2003[2]	711	17.80	249.3	492.48	492.48	0.4	0.4
Tranche 2004[2]	14,254	20.78	320.2	434.56	434.56	6.2	6.2
Tranche 2005	344,429	21.32	302.64	412.98	413.04	142.2	138.3
Tranche 2006	407,235	42.25	365.27	164.93	165.72	67.2	43.2
Total	**766,629**					**216.0**	**188.1**

1) Adjusted on account of the corporate actions
2) The 2003 and 2004 tranches, i.e. a total of 14,965 options, were exercisable as at 31 December 2007.

In accordance with IFRS 2, the full value of the stock options in the 2005 to 2006 tranches is added to provisions proportionately over the vesting period of the options. Provisions amounting to €188.1 million (2006: €84.2 million) were recognized as at the closing date of 31 December 2007. Of this amount, €43.2 million (2006: €55.3 million) are long-term provisions. Members of the Executive Board accounted for €21.8 million of the total provisions (2006: €16.4 million, €6.9 million of which for members active at the balance sheet date) and members of the Supervisory Board for €2.0 million (2006: €1.9 million). The total cost of the options in the year under review was €142.0 million (2006: €73.3 million). Executive Board members active at the balance sheet date accounted for €17.1 million (2006: €6.2 million) of this amount, while Executive Board members who left the Board during the year under review accounted for €–5.3 million (2006: €8.6 million) – the severance commitments also covered long-term incentive components – and members (as well as former members) of the Supervisory Board accounted for €1.4 million (2006: €1.4 million). For details of the stock options granted to members of the Executive Board, please also refer to the remuneration report (pages 51 to 58).

Change in number of stock options allocated

	Balance as at 31 Dec. 2006	Additions	Options exercised	Options forfeited	Balance as at 31 Dec. 2007
To the Supervisory Board	9,917	0	5,437	0	4,480
To the Executive Board	232,242	0	26,137	90,698	115,407
To other senior executives	778,500	0	125,585	6,173	646,742
Total	**1,020,659**	**0**	**157,159**	**96,871**	**766,629**

The average exercise price of the 157,159 (2006: 150,987) stock options paid out during the year under review amounted to €240.53 (2006: €130.69).

Stock Bonus Plan

The Company introduced a Stock Bonus Plan (SBP) for the members of the Executive Board and senior executives in 2007 as a long-term incentive component. It replaced the phantom stock option plan of previous years.

In order to participate in the SBP, a beneficiary must have earned a bonus. The number of SBP shares granted is determined by the amount of the individual and performance-based SBP bonus, divided by the market price of the Company (closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange) on the date the bonus is calculated. Neither the converted SBP bonus nor the number of SBP shares is paid at the time the bonus is determined. Rather, the entitlements are received two years after being granted ("waiting period"). Within this period, beneficiaries cannot assert shareholder rights (in particular, the right to receive dividends and attend the Annual General Meeting). The payment claim resulting from the SBP is calculated on the first trading day following the last day of the waiting period. The current market price on that day (closing auction price of Deutsche Börse shares in electronic trading on the Frankfurt Stock Exchange) is multiplied by the number of SBP shares. The Company has the option to settle a beneficiary's payment claim in cash or shares.

In accordance with IFRS 2, the Company uses an adjusted Black-Scholes model (Merton model) to calculate the fair value of the SBP shares.

Valuation parameters for SBP shares

		Tranche 2007
Term until		31 Jan. 2010
Risk-free interest rate	%	4.15
Volatility	%	28.1
Deutsche Börse AG share price	€	135.75
Dividend yield	%	1.8
Exercise price	€	0
Fair value	**€**	**130.83**

The valuation model does not take exercise hurdles into account. The volatilities applied correspond to the market volatilities of comparable options with matching maturities.

Valuation of the number of SBP shares

	Projected balance as at 31 Dec. 2007 Number	Deutsche Börse AG share price €	Intrinsic value/ option €	Option value/ option €	Payment obligation €m	Reserves 31 Dec. 2007 €m
Tranche 2007[1]	105,827	135.75	135.75	130.83	14.4	4.2
Total	**105,827**				**14.4**	**4.2**

1) The number of SBP shares exercisable on 31 December 2007 was zero. As the grant date is not until the 2008 financial year, the number may change.

In accordance with IFRS 2, the total amount for the number of SBP shares is measured at the fair value on the grant date or the reporting date, and recognized in the income statement over the three year vesting period. Group equity is increased accordingly.

At the 31 December 2007 reporting date, reserves in the amount of €4.2 million (2006: n. a.) were reported. €4.2 million of these reserves is long-term (2006: n. a.), and €0.9 million (2006: n. a.) was attributable to members of the Executive Board. The total expense for the number of SBP shares was €4.2 million (2006: n. a.). Of this, €0.9 million was attributable to members of the Executive Board (2006: n. a.). For details on the projected number of SBP shares that could be granted to members of the Executive Board, please also refer to the remuneration report (pages 51 to 58).

Change in number of SBP shares allocated

	Balance as at 31 Dec. 2006	Additions	Options exercised	Options forfeited	Balance as at 31 Dec. 2007
To the Executive Board	0	23,422[1]	0	0	23,422[1]
To other senior executives	0	82,405[1]	0	0	82,405[1]
Total	**0**	**105,827[1]**	**0**	**0**	**105,827[1]**

1) Because shares will not be granted until 2008, this number can change.

Group Share Plan, GSP

Employees of the Deutsche Börse Group who are not members of the Executive Board or senior executives have the opportunity to subscribe for shares of Deutsche Börse AG at a discount of up to 40 percent of the issue price. This discount is based on the employee's performance assessment and length of service. Following approval by the Annual General Meeting on 11 May 2007, the Company established an additional tranche for the Group Share Plan. Under the GSP 2007 tranche, and depending on their basic salary, eligible employees were able to buy up to 400 shares of the Company (2006: 400 shares) at a discount of between 20 and 40 percent (2006: between 20 and 40 percent). For the first time, eligible employees received one additional Deutsche Börse share ("bonus share") for every ten Deutsche Börse shares purchased. These shares must be held for at least two years.

From 2003 to 2006, employees participating in the GSP received an additional stock option for each share acquired through the GSP, which they can exercise after two years at a fixed premium to the issue price. The issue price of these additional options consists of the exercise price, which corresponds to the volume-weighted average price of the shares in the closing auctions in Xetra trading on the ten trading days prior to the stock options' grant date, but at a minimum to the closing price on the grant date of the stock options, plus a premium of 20 percent of the exercise price. Options may not be exercised in the first two years, and expire without compensation if not exercised within six years. Following the capital increase from retained earnings in 2007, each individual option entitles the holder to subscribe for two Deutsche Börse shares unless Deutsche Börse AG exercises its right to settle in cash.

In accordance with IFRS 2, the stock options allocated under the 2004 to 2006 tranches were measured at their fair value at the grant date, and the options allocated under the 2003 tranche were measured at their fair value at the balance sheet date. The fair value of the options was calculated using a Merton model and applying the following assumptions:

Valuation parameters for GSP options

		Tranche 2003[1]	Tranche 2004[2]	Tranche 2005[2]	Tranche 2006[2]
Term until		30 June 2009	30 June 2010	30 June 2011	30 June 2012
Risk-free interest rate	%	4.30	3.86	2.79	3.93
Volatility of Deutsche Börse AG shares	%	38.0	19.15	21.37	37.68
Deutsche Börse AG share price	€	135.75	20.95	33.45	54.55
Dividend yield	%	1.59	1.46	2.50	2.63
Exercise price	€	28.41[3]	25.92	38.85	63.90
Fair value	**€**	**214.68**	**5.59**	**8.78**	**28.90**

1) Valuation parameters and fair value at the balance sheet date 31 December 2007
2) Valuation parameters and fair value at the grant date (capital increase taken into account)
3) As a consequence of the corporate actions implemented, the exercise price of €55.33 was adjusted.

Apart from the vesting period, the valuation model does not include any exercise hurdles and assumes that options will be held for the maximum holding period. The volatilities applied correspond to the market volatilities of comparable options with matching maturities.

In total, some 50 percent (2006: 27 percent) of eligible employees subscribed for a total of 240,808 (2006: 116,484) shares under the GSP. These shares were all purchased in the market. The difference between the average purchase price and the average subscription price paid by employees, amounting to €8.8 million (2006: €2.2 million), was charged to staff costs.

In the year under review, the GSP-related stock options resulted in staff costs of €3.2 million (2006: €2.8 million), of which €0.9 million (2006: €0.7 million) was attributable to equity-settled share-based payments.

The 2003 tranche stock options recognized as a provision (for full details, please refer to note 3) are measured at current market prices at the closing date concerned. At the balance sheet date, this provision amounted to €2.9 million (2006: €1.7 million); this amount reflects the intrinsic value of the options that were exercisable at the balance sheet date.

Change in number of GSP options allocated

	Balance as at 31 Dec. 2006	Additions	Options exercised	Options forfeited	Balance as at 31 Dec. 2007
Tranche 2003[1]	20,592	0	6,940	100	13,552
Tranche 2004[1]	36,537	0	15,447	150	20,940
Tranche 2005[1]	85,567	0	40,935	950	43,682
Tranche 2006	57,442	0	0	1,550	55,892
Total	**200,138**	**0**	**63,322**	**2,750**	**134,066**

1) Exercisable at 31 December 2007; a total of 78,174 options from the 2003 to 2005 tranches (2006: 57,129 from the 2003 and 2004 tranches)

The weighted average share price for the options exercised in the year under review amounted to €95.22 (2006: €60.08).

48. Executive bodies

The members of the Company's executive bodies are listed in the "Executive Board" and "Supervisory Board" chapters of this annual report (see pages 34 to 38).

49. Corporate governance

On 6 December 2007, the Executive and Supervisory Boards issued the latest version of the declaration of conformity in accordance with section 161 of the AktG (Aktiengesetz, the German Stock Corporation Act) and made it permanently available to shareholders on the Company's website.

50. Related party disclosures

Related parties as defined by IAS 24 are the members of the executive bodies of Deutsche Börse AG, those companies classified as its associates and other investors, and companies that are controlled or significantly influenced by members of its executive bodies.

The remuneration of the individual members of the Executive and Supervisory Boards is presented in the remuneration report in the corporate governance chapter (see pages 51 to 58). The remuneration report is a component of the Group management report, and thus of this financial report, which is audited by the auditors.

Executive Board
In 2007, the fixed and variable remuneration of the members of the Executive Board, including non-cash benefits, amounted to a total of €12.2 million (2006: €9.2 million). Details of the stock option plan for members of the Executive Board are presented in note 47.

In 2007, €16.6 million (2006: €0 million) was recognized in the consolidated income statement as expenses for non-recurring termination benefits for Executive Board members.

The actuarial present value of the pension obligations to Executive Board members was €16.2 million in financial year 2007 (2006: €14.3 million). Expenses of €3.6 million (2006: €5.1 million) were recognized as additions to pension provisions.

Former members of the Executive Board or their surviving dependents
The remuneration paid to former members of the Executive Board or their surviving dependents amounted to €0.9 million in 2007 (2006: €0.7 million). The actuarial present value of the pension obligations was €30.3 million in financial year 2007 (2006: €26.0 million). The increase can be accounted for by the retirement of two members of the Executive Board in the year under review and the associated immediate addition of the pension to the pension obligations.

Supervisory Board
The aggregate remuneration paid to members of the Supervisory Board in financial year 2007 was €2.2 million (2006: €2.2 million). A total expense of €0.9 million was recognized for the phantom stock options granted under the phantom stock option plan until financial year 2004 (2006: €0.9 million); see also note 47.

Supervisory Board member Friedrich von Metzler is the personally liable partner of B. Metzler seel. Sohn & Co. KGaA, Frankfurt/Main. Deutsche Börse AG and some of its subsidiaries have established a contractual trust arrangement (CTA) with this company. Expenses totalling €212,000 are included in the consolidated income statement in respect of these services during 2007 (2006: €120,000).

21 November

118.42

Other transactions with related companies

The following table shows the other material transactions with companies classified as related parties. All transactions were effected on an arm's length basis.

Breakdown of other transactions with related parties

	Amount of the transactions		Outstanding balances	
	2007 €m	2006 €m	2007 €m	2006 €m
Associates				
License fees paid by Eurex Frankfurt AG to STOXX Ltd.	-18.8	-12.2	-4.7	-3.0
Operation of Eurex software for European Energy Exchange AG by Deutsche Börse Systems AG	11.3	9.6	1.1	1.7
Provision of price data by STOXX Ltd. to Deutsche Börse AG	-3.9	-3.0	0	0
Operation of the trading system for U.S. Futures Exchange LLC by Deutsche Börse Systems AG	5.6	5.1	0.6	5.1
Administrative services and index calculation services by Deutsche Börse AG for STOXX Ltd.	0.4	0.9	0	0
Operation and development of Xontro by Deutsche Börse Systems AG for BrainTrade Gesellschaft für Börsensysteme mbH	24.7	23.3[1]	2.0	2.3[1]
Operation of the floor trading system by BrainTrade Gesellschaft für Börsensysteme mbH for Deutsche Börse AG	-10.8	-16.2[1]	-1.0	-1.5[1]
Operation of the floor trading system by BrainTrade Gesellschaft für Börsensysteme mbH for Börse Scoach Europa AG	-4.7	–	-0.4	–
Money market transactions with European Commodity Clearing AG[2]	-1.0	0	-95.1[3]	0[3]
Other transactions with associates	–	–	0.7	3.9
Total			**-96.8**	**8.5**
Other investors				
Office and administrative services for SWX Swiss Exchange AG by Eurex Zürich AG	35.4	23.6	6.5	1.1
Office and administrative services for Scoach Schweiz AG by SWX Swiss Exchange AG	5.8	–	0.3	–
Office and administrative services for Eurex Zürich AG by SWX Swiss Exchange AG	-9.0	-11.0	-1.1	-1.6
Development of Eurex software by Deutsche Börse Systems AG for SWX Swiss Exchange AG	6.5	4.9	1.0	0.8
Office and administrative services for Eurex Frankfurt AG by SWX Swiss Exchange AG	-6.2	-4.0	-1.6	-0.7
Transfer of revenue from Eurex fees by Eurex Zürich AG to SWX Swiss Exchange AG	n.a.[4]	n.a.[4]	-9.2	-8.4
Other transactions with other investors	–	–	0.3	-6.5
Total			**-3.8**	**-15.3**

1) Disclosed in the previous year under other investors
2) The European Commodity Clearing AG is a subsidiary of European Energy Exchange AG, in which Deutsche Börse AG has a direct equity interest of 23.2 percent.
3) Contained in "liabilities from banking business"
4) Forwarded directly; not included in the income statement

51. Shareholders

The Children's Investment Fund Management (UK) L.L.P., London, UK, has informed Deutsche Börse AG in accordance with section 21 (1) of the WpHG (Wertpapierhandelsgesetz, the German Securities Trading Act) that its share of Deutsche Börse AG's voting rights has been higher than 10 percent since 10 April 2006, and that these voting rights are attributable to it in accordance with section 22 (1) sentence 1 no. 6 of the WpHG.

The Children's Investment Master Fund, George Town, Cayman Islands, a fund managed by The Children's Investment Fund Management (UK) L.L.P., has informed Deutsche Börse AG in accordance with section 21 (1) of the WpHG that its share of Deutsche Börse AG's voting rights has been higher than 10 percent since 10 April 2006. This share is included in the above-mentioned share held indirectly by The Children's Investment Fund Management (UK) L.L.P.

Mr Timothy Barakett, New York, USA, has informed Deutsche Börse AG in accordance with section 21 (1) of the WpHG that his share of Deutsche Börse AG's voting rights has been higher than 5 percent since 11 May 2005, and that these voting rights are attributable to him in accordance with section 22 (1) sentence 1 no. 6, sentences 2 and 3 of the WpHG.

Atticus Management LLC (formerly Atticus Capital, L.L.C.), New York, USA, has informed Deutsche Börse AG in accordance with section 21 (1) of the WpHG that its share of Deutsche Börse AG's voting rights has been higher than 5 percent since 11 May 2005, and that these voting rights are attributable to it in accordance with section 22 (1) sentence 1 no. 6 of the WpHG, and as of 1 January 2006 in accordance with section 22 (1) sentence 1 no. 6 sentence 2 of the WpHG. This share is included in the above-mentioned share held indirectly by Mr Timothy Barakett.

Atticus Holdings LP (formerly Atticus Capital LP), New York, USA, has informed Deutsche Börse AG in accordance with section 21 (1) of the WpHG that its share of Deutsche Börse AG's voting rights has been higher than 5 percent since 1 January 2006, and that these voting rights are attributable to it in accordance with section 22 (1) sentence 1 no. 6, and since 1 January 2008 in accordance with section 22 (1) sentence 1 no. 6, sentences 2 and 3 of the WpHG. This share is included in the above-mentioned share held indirectly by Mr Timothy Barakett.

Atticus LP Incorporated, St. Peter Port, Guernsey, has informed Deutsche Börse AG in accordance with section 21 (1) of the WpHG that its share of Deutsche Börse AG's voting rights has been higher than 5 percent since 1 January 2008, and that these voting rights are attributable to it in accordance with section 22 (1) sentence 1 no. 6, sentences 2 and 3 of the WpHG. This share is included in the above-mentioned share held indirectly by Mr Timothy Barakett.

Atticus Capital Holdings LLC, New York, USA, has informed Deutsche Börse AG in accordance with section 21 (1) of the WpHG that its share of Deutsche Börse AG's voting rights has been higher than 5 percent since 1 January 2008, and that these voting rights are attributable to it in accordance with section 22 (1) sentence 1 no. 6, sentences 2 and 3 of the WpHG. This share is included in the above-mentioned share held indirectly by Mr Timothy Barakett.

Atticus Capital LP (formerly ACM US LP), New York, USA, has informed Deutsche Börse AG in accordance with section 21 (1) of the WpHG that its share of Deutsche Börse AG's voting rights has been higher than 5 percent since 1 January 2008, and that these voting rights are attributable to it in accordance with section 22 (1) sentence 1 no. 6 of the WpHG. This share is included in the above-mentioned share held indirectly by Mr Timothy Barakett.

Atticus Management Limited, St. Peter Port, Guernsey, has informed Deutsche Börse AG in accordance with section 21 (1) of the WpHG that its share of Deutsche Börse AG's voting rights has been higher than 5 percent since 1 January 2008, and that these voting rights are attributable to it in accordance with section 22 (1) sentence 1 no. 6 of the WpHG. This share is included in the above-mentioned share held indirectly by Mr Timothy Barakett.

Atticus European Fund, Ltd., and Atticus Global Advisors, Ltd., hold at least 3 percent of Deutsche Börse AG's voting right shares which are attributable to Atticus Capital LP, New York, USA, Atticus Management Limited, St. Peter Port, Guernsey, Atticus LP Incorporated, St. Peter Port, Guernsey, Atticus Capital Holdings L.L.C., New York, USA, Atticus Holdings LP, New York, USA, and Mr Timothy Barakett in accordance with section 22 (1) sentence 1 no. 6 of the WpHG (in conjunction with section 22 (1) sentences 2 and 3).

FMR LLC (Fidelity Management & Research), Boston, USA, has informed Deutsche Börse AG in accordance with section 21 (1) of the WpHG that its share of Deutsche Börse AG's voting rights has been higher than 3 percent since 9 October 2007, and that these voting rights are attributable to it in accordance with section 22 (1) sentence 1 no. 6 and sentence 2 of the WpHG.

52. Employees

Employees

	2007	2006
Average number of employees during the year	3,052	2,935
Employed as at the balance sheet date	3,281	2,966
thereof Deutsche Börse Group without ISE	3,039	2,966
thereof International Securities Exchange Holdings Inc. (ISE)	242	–

Of the average number of employees during the year, 9 (2006: 10) were classified as Managing Directors (excluding Executive Board members), 364 (2006: 319) as senior executives and 2,679 (2006: 2,606) as employees.

There was an average of 2,854 full-time equivalent (FTE) employees during the year (2006: 2,739). Please refer also to the "Employees" section in the Group management report.

53. Events after the balance sheet date

The Company announced on 11 January 2008 that it was planning to move its employees currently stationed in Frankfurt-Hausen to neighbouring Eschborn. A new, modern building is scheduled to be completed by summer 2010 that Deutsche Börse will then rent. During the second quarter of 2008, around 1,000 employees will be transferred temporarily to an existing building in Eschborn. The move will significantly reduce Deutsche Börse's trade tax burden and lower its building occupancy expenses. The tax savings the move is expected to generate are described in more detail in the report on expected developments. Deutsche Börse is expecting its tax rate to fall from the current 31 to 33 percent to below 30 percent in 2008, and to 25 to 27 percent by 2010. The acquisition of the New York options exchange ISE and the effects of the German business tax reform are also factored into these assumptions. The Company's headquarters will continue to be in Frankfurt and its trading venue will remain the Frankfurt Stock Exchange, with floor trading in the old stock exchange situated in the center of Frankfurt/Main.

54. Date of approval for publication

Deutsche Börse AG's Executive Board approved the consolidated financial statements for submission to the Supervisory Board on 22 February 2008. The Supervisory Board is responsible for examining the consolidated financial statements and stating whether it endorses them.

27 November

118.70

Responsibility Statement by the Executive Board

To the best of our knowledge, and in accordance with the applicable reporting principles, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the Group, and the Group management report includes a fair review of the development and performance of the business and the position of the Group, together with a description of the principal opportunities and risks associated with the expected development of the Group.

Frankfurt/Main, 22 February 2008
Deutsche Börse AG

Reto Francioni	Thomas Eichelmann
Michael Kuhn	Frank Gerstenschläger
Andreas Preuß	Jeffrey Tessler

Audit Opinion

We have audited the consolidated financial statements prepared by Deutsche Börse AG, Frankfurt/Main, comprising the balance sheet, the income statement, statement of changes in equity, cash flow statement and the notes to the consolidated financial statements, together with the Group management report for the financial year from 1 January to 31 December 2007. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to section 315a (1) of the HGB (Handelsgesetzbuch, the German Commercial Code) is the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with section 317 of the HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the Group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to section 315a (1) of the HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Frankfurt/Main, 25 February 2008
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftsprüfungsgesellschaft

Becker (German Public Auditor) Bors (German Public Auditor)

29 November

121.55

Summarized Single-Entity Financial Information

A summary of Deutsche Börse AG's single-entity financial statements prepared in accordance with the provisions of the HGB (Handelsgesetzbuch, the German Commercial Code) is presented below. Note that the information is not presented in the legally required form of publication in accordance with section 328 (2) of the HGB. A copy of the complete financial statements can be obtained from Deutsche Börse AG, Investor Relations, 60485 Frankfurt/Main, Germany.

Income statement for the period 1 January to 31 December

	2007 €m	2006 €m
Sales revenue	1,261.4	1,043.3
Other operating income	191.2	142.4
Total expenses	-703.5	-577.6
Income from equity investments	272.3	180.6
Income from profit pooling agreements	91.9	81.6
Write-downs of noncurrent financial assets and current financial instruments	-0.3	-5.3
Net financial result	9.4	5.9
Profit before tax from ordinary activities	**1,122.4**	**870.9**
Taxes	-348.8	-254.9
Net profit for the year	**773.6**	**616.0**
Appropriation to other retained earnings	-348.6	-266.0
Unappropriated surplus	**425.0**	**350.0**

Balance as at 31 December

	2007 €m	2006 €m
Assets		
Fixed assets	3,894.5	2,218.9
Current assets	677.3	619.1
Total assets	**4,571.8**	**2,838.0**
Equity and liabilities		
Equity		
Subscribed capital	191.9	97.8
(thereof par value of shares acquired for retirement: €-8.1 million; previous year: €-4.2 million)		
Share premium	1,279.3	1,377.3
Other retained earnings	20.1	21.6
Unappropriated surplus	425.0	350.0
	1,916.3	**1,846.7**
Provisions	375.5	335.1
Liabilities	2,280.0	656.2
	2,655.5	991.3
Total equity and liabilities	**4,571.8**	**2,838.0**

128.22

Proposal on the Appropriation of the Unappropriated Surplus

The Executive Board proposes that the unappropriated surplus amounting to €425.0 million (2006: €350.0 million) reported in the annual financial statements of Deutsche Börse AG be appropriated as follows:

Proposal on the appropriation of the unappropriated surplus

	2007 €m	2006 €m
Distribution of a dividend to the shareholders on 22 May 2008 of €2.10 per share for 191,889,898 no-par value shares carrying dividend rights (in 2007 from net profit for 2006: €1.70[1])	403.0	329.8[2]
Appropriation to retained earnings	22.0	20.2[3]
Unappropriated surplus	**425.0**	**350.0**

1) Amount restated to reflect the capital increase in the year under review
2) Amount restated to reflect actual distribution (amount reported in 2006: €332.5 million)
3) Amount restated to reflect actual appropriation to retained earnings

The proposal on the appropriation of the unappropriated surplus reflects treasury shares held directly or indirectly by the Company that are not eligible to receive dividends under section 71b of the AktG (Aktiengesetz, the German Stock Corporation Act). The number of shares eligible to receive dividends can change up until the Annual General Meeting through the repurchase of further treasury shares (irrespective of whether or not such shares are subsequently retired) or through the sale of treasury shares. In this case, without changing the dividend of €2.10 per eligible share, an amended resolution for the appropriation of surplus will be proposed to the Annual General Meeting.

Deutsche Börse Group – International Presence

Europe

Berlin
Representative Office Berlin
Unter den Linden 36
10117 Berlin
Germany
Phone +49-(0) 30-5 90 04-1 00

Frankfurt/Main
Neue Börse
Neue Börsenstraße 1
60487 Frankfurt/Main
Germany
Phone +49-(0) 69-2 11-0

Börsenplatz 4
60313 Frankfurt/Main
Germany
Phone +49-(0) 69-2 11-0

Lisbon
Praça Nuno Rodrigues dos Santos, 7
1050-094 Lisboa
Portugal
Phone +351-217 217 546

London
One Canada Square
Floor 42
Canary Wharf
London
E14 5DR
United Kingdom
Phone +44-(0)20-7862-7000

Luxembourg
The Square
42, Avenue JF Kennedy
L-1855 Luxembourg
Luxembourg
Phone +352-243-0

Madrid
Palacio de la Bolsa
Plaza de la Lealtad, 1
28014 Madrid
Spain
Phone +34-917 095 600

Moscow
Moscow Representative Office
Bolshaya Tatarskaya 42
115184, Moskva
Russia
Phone +7-495-951-5885

Paris
Representative Office France
17, rue de Surène
75008 Paris
France
Phone +33-(0)1 55 27 67 67

Prague
Vladislavova 17
110 00 Praha 1
Czech Republic
Phone +420-234 778 880

Wrexham
Redwither Tower
Suite 3K5
Redwither Business Park
Wrexham
LL13 9XT
United Kingdom
Phone +44-(0)1978-661-813

Zurich
Selnaustrasse 30
P.O. Box
8021 Zürich
Switzerland
Phone +41-(0) 58 854 29 42

North America

Chicago
Sears Tower
233 South Wacker Drive
Suite 2455
Chicago, IL 60606
USA
Phone +1-312-544-1000

New York
New York Representative Office
350 Madison Avenue
Floor 23
New York, NY 10017
USA
Phone +1-212-309-8888

48 Wall Street
Suite 1100
New York, NY 10005
USA
Phone +1-212-918-4828

60 Broad Street
New York, NY 10004
USA
Phone +1-212-943-2400

Asia

Dubai
Dubai Representative Office
City Tower 2
Sheikh Zayed Road
P.O. Box 27250
Dubai
United Arab Emirates
Phone +971-(0)4-331-0644

Hong Kong
Hong Kong Representative Office
2606-7 Two Exchange Square
8 Connaught Place
Central
Hong Kong
Phone +852-2523-0728

Singapore
Singapore Representative Office
50 Raffles Place
21-05 Singapore Land Tower
Singapore 048623
Singapore
Phone +65 6304 5250

Tokyo
Tokyo Representative Office
9F, Toranomon 4-chome MT Building II
4-2-12 Toranomon
Minato-Ku
Tokyo 105-0001
Japan
Phone +81-(0)3-3433-1787

127.01

Financial Calendar and Contact

6 May 2008
Q1 results

21 May 2008
Annual General Meeting

20 June 2008
Investor Day

31 July 2008
Q2 results

4 November 2008
Q3 results

Investor Relations
E-Mail ir@deutsche-boerse.com
Phone +49-(0) 69-2 11-1 16 70
Fax +49-(0) 69-2 11-1 46 08
www.deutsche-boerse.com/ir_e

Publications Service
Deutsche Börse annual and interim reports can be ordered online and from Deutsche Börse Group's Publication Hotline:

www.deutsche-boerse.com > Investor Relations > Reports and Figures

Phone +49-(0) 69-2 11-1 15 10
Fax +49-(0) 69-2 11-1 15 11

Order number 1010-2526, English
Order number 1000-2525, German


5 December
132.82

Registration court
Frankfurt/Main HRB 32 23 2

The German version of this report is legally binding. The Company cannot be held responsible for any misunderstandings or misinterpretation arising from this translation.


10 December
127.51
11 December
125.73
12 December
129.28
13 December
127.47
14 December
127.32

Market capitalization Deutsche Börse AG
at year end 2007:

191.89 million shares outstanding
× €135.75
= €26.05 billion


133.54

Deutsche Börse Group: Five-Year Review

			2003	2004	2005	2006	2007
Consolidated income statement							
Sales revenue		€m	1,419.4	1,449.6	1,631.5	1,854.2	2,185.2
Net interest income from banking business		€m	94.4	77.1	112.7	150.7	230.8
Total expenses (excluding goodwill impairment)		€m	–1,123.7	–1,110.1	–1,145.6	–1,092.4	–1,323.5
Earnings before interest, tax and goodwill impairment (EBITA)		€m	527.8	527.6	710.9	1,029.1	1,345.9
Net income		€m	246.3	266.1	427.4	668.7	911.7
Consolidated cash flow statement							
Cash flows from operating activities		€m	530.6	439.6	667.7	843.4	839.6
Consolidated balance sheet							
Noncurrent assets		€m	2,381.8	2,162.7	2,007.8	1,907.6	4,183.8
Equity		€m	2,353.5	2,552.5	2,200.8	2,283.3	2,690.2
Total assets		€m	8,276.0	27,699.7	38,477.60[2]	65,025.1	79,657.6
Performance indicators							
EBITA margin		%	37	36	44	56	62
Earnings per share (basic and diluted)		€	1.10[1]	1.19[1]	2.00[1]	3.36[1]	4.70
Dividend per share		€	0.28[1]	0.35[1]	1.05[1]	1.70[1]	2.10[2]
Dividends proposed		€m	61.4	74.1	210.4	329.8[3]	403.0[2]
Operating cash flow per share (basic and diluted)		€	2.38[1]	1.97[1]	3.12[1]	4.24[1]	4.33
Return on shareholders' equity[4] (annual average)		%	11	11	18	30	39
Employees (average annual FTEs)			3,049	3,080	2,979	2,739	2,854
Sales revenue per employee		€ thous.	466	471	548	677	766
Market indicators							
Xetra							
Number of transactions		m	71.4	69.4	81.3	107.7	176.3
Trading volume (single-counted)		€bn	833.1	902.7	1,125.5	1,592.9	2,443.0
Floor trading							
Trading volume (single-counted)[5]		€bn	–	–	–	102.4	109.5
Scoach							
Trading volume (single-counted)[6]		€bn	–	–	–	65.6	98.5
Eurex							
Number of contracts		m	1,014.9	1,065.6	1,248.7	1,526.8	1,899.9
Clearstream							
Value of securities deposited[7] (annual average)	international	€bn	–	–	3,648	4,170	4,783
	domestic	€bn	–	–	4,448	5,033	5,721
Number of transactions[7]	international	m	–	–	23.2	29.8	33.9
	domestic	m	–	–	65.0	74.9	89.2

1) Amount restated to reflect capital increase in 2007 2) Proposal to the Annual General Meeting 2008 3) Restated to reflect actual distribution 4) Net income/average shareholders' equity for the financial year based on the quarter-end shareholders' equity balances 5) Excluding certificates and warrants, which are shown in the row for the Scoach joint venture 6) The joint venture was set up on 1 January 2007; pro forma figures for 2006. 7) Figures differ from information shown in prior periods due to a new statistical reporting method.

7 December

12785

Glossary

Algo trading Algorithmic trading in which a computer automatically generates buy and sell orders once predefined parameters are fulfilled.

Bridge Electronic communications platform that facilitates the efficient settlement of securities transactions between counterparties. Transactions between a Clearstream customer and counterparties in Euroclear Bank settle across the Bridge.

Cash market Market segment of a stock exchange in which the settlement of a transaction must take place within a short time after the transaction has been concluded. In Germany, the settlement period for the cash market is two trading days. On the ➔ derivatives market, however, settlement and delivery do not coincide with the conclusion of a transaction.

CCP Central counterparty. In cash market trading: functionality for on- and off-exchange transactions that acts as a legal ➔ intermediary between trading parties, minimizing the default risk and facilitating ➔ netting, without revealing the buyer's or seller's identity.

CEF® Core Data feed provided by Deutsche Börse offering real-time data on international equities, futures and options contracts, bonds, warrants, indices and exchange-traded index funds. End users of the data packages are, for example, investment consultants, fund managers, trading departments at banks and private investors.

Certificate Debt instrument of an issuer that securitizes investors' participation in the price performance of certain securities or other financial instruments. The holder of a certificate participates in the price performance of an ➔ underlying instrument. From a purely legal perspective, certificates are bonds and do not securitize any ownership rights in the company in question.

Clearing The ➔ netting and ➔ settlement of receivables and liabilities arising from securities and ➔ derivatives transactions; determination of the bilateral net debt of buyers and sellers.

Contract On the ➔ derivatives market: a binding agreement between two parties to buy or sell an instrument of a precisely defined quality (e.g. equities, interest rate instruments, foreign exchange) in a particular amount at a fixed point of time or within a certain time span in the future, and at a price determined at the time the contract is concluded.

Customized indices Indices developed by Deutsche Börse for providers of structured finance products, asset managers, pension funds, insurers and investment funds. Index products (either as a benchmark or an underlying) are developed in line with individual demand for certain regions, sectors, subjects, asset classes or complete investment strategies.

Derivative Highly liquid standardized financial instrument whose value depends on the performance of an underlying financial instrument. The most important types of derivatives are futures and options.

Derivatives market Segment of an exchange in which derivatives, and in particular options and futures, are traded. Delivery and settlement do not ensue immediately. At the time the contract is concluded, the buyer does not have to deliver the liquid funds, nor does the seller have to own the commodity. One of the world's largest derivatives exchanges is Eurex, a subsidiary of Deutsche Börse.

ETC Exchange-traded commodity. Security on individual commodities or commodity baskets that can be traded in the same way as shares on the stock exchange via the Xetra® trading system. In contrast to ➔ ETFs, ETCs are perpetual debt instruments that are secured by the relevant commodities.

ETF Exchange-traded fund. Mutual fund whose indefinitely dated shares can be bought or sold in continuous trading on the stock exchange, and which tracks the performance of the index on which it is based.

Free float Shares that are not owned by major shareholders and can therefore be acquired and traded by the general public. As a rule, the larger the float, the easier it is for investors to buy and sell the stock. Since June 2002, the stocks in Deutsche Börse's share indices have been weighted according to trading volume and ➔ market capitalization based on the number of shares in free float.

Intermediary For the most part banks and securities trading houses that offer intermediation services between investors and issuers of securities.

IPO market Initial public offering market. New issue or primary market for the initial issue and placement of securities.

Lead broker Financial services provider or bank appointed by the general management of an exchange to keep the order books allocated to them and calculate prices in all market segments. Each lead broker is responsible for one security.

Market capitalization Indicator of a company's current market value. It is calculated by multiplying the current market price of a stock by the number of outstanding shares. An increase in market capitalization often implies a rise in the volume of shares traded. The market capitalization of all the stocks at a stock exchange is often taken as an indicator of the size of the exchange.

Market participant Banks, financial services providers, financial institutions, and other firms that are admitted to an exchange for the purpose of trading in the relevant commodities or instruments. Market participants are represented on the exchange by traders or ➔ lead brokers. The Exchange Operating Board is responsible for deciding whether a prospective participant is to be admitted to trading on the exchange.

Mid-caps Shares of companies with a medium-sized market capitalization.

Netting Offsetting buy and sell positions over a given period of time so that market participants only have to settle the balance. One of the functions and advantages of the ➔ CCP.

OTC market The over-the-counter market for securities is not restricted to a particular location and has no fixed trading times. Prices on this market are freely negotiated. The transactions performed are not the responsibility of a stock exchange, although they are subject to the statutory regulations governing securities trading.

REIT Real estate investment trust. Listed public company active in the real estate sector with special tax and investment-related features. REITs must fulfill government requirements, e.g. they must distribute the majority of their income to shareholders.

Repo Short for "repurchase agreement". The sale of securities with a simultaneous agreement to buy back securities of the same kind at a later date. Repos are primarily entered into between banks and provide them with a temporary source of liquidity.

Settlement The completion of an exchange transaction, i.e. the transfer of money and traded securities from the seller to the buyer and vice versa. Within Deutsche Börse Group, Clearstream is in charge of this post-trading task.

Small caps Shares of small and medium-sized enterprises with a low market capitalization.

Spread In Xetra® trading: difference between the best binding buy and sell offer. In "zero spread trading" for private investors in 160 shares in the DAX®, TecDAX®, MDAX® and SDAX® indices, the ➔ lead brokers at the Frankfurt Stock Exchange execute the buy and sell orders they receive up to certain total volumes per price in the middle of the estimate made by them.

Structured product Combination of conventional investment instruments (such as shares, interest rate instruments or foreign exchange) and one or several ➔ derivative products in the same security.

Underlying Market instrument on which a ➔ derivative is based. Underlyings can be shares, indices, goods or foreign exchange, for example.

Volatility Measure of the extent to which the price of a security or an index fluctuates around a mean value during a fixed period of time.

Warrant ➔ Derivatives contract that entitles buyers and sellers to buy (call) or sell (put) a defined quantity of an ➔ underlying at an agreed price (exercise price) within a certain period of time or on a specified date.


17 December
124.48
18 December
126.59
19 December
126.88
20 December
128.92
21 December
130.85
27 December
133.74

Published by
Deutsche Börse AG
60485 Frankfurt/Main
Germany
www.deutsche-boerse.com

March 2008
Order number 1010-2526

Exhibit D - EDGA DECN

Direct Edge ECN LLC

Financial Statements and
Supplementary Schedules Pursuant to Rule 17a-5
Under the Securities Exchange Act of 1934
December 31, 2008
(Confidential treatment requested)

Direct Edge ECN LLC
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 35,900,283
Receivables from brokers, dealers and clearing organizations	44,157,920
Fixed assets, at cost, less accumulated depreciation and amortization of $6,786,713	5,972,883
Goodwill	10,953,202
Other assets	788,740
Total assets	$ 97,773,028
Liabilities and Member's Equity	
Liabilities	
Payable to brokers and dealers	$ 17,372,525
ECN rebates payable	4,337,973
Accrued compensation	4,964,209
Accrued expenses and other liabilities	1,927,761
Total liabilities	28,602,468
Commitments and contingent liabilities (Note 6)	
Member's equity	
Total member's equity	$ 69,170,560
Total liabilities and member's equity	$ 97,773,028

The accompanying notes are an integral part of these financial statements.

Direct Edge ECN LLC
Statement of Cash Flows
Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 18,968,153
Adjustments to reconcile net income to	
net cash provided by operating activities	
Depreciation and amortization	2,730,861
(Increase) decrease in operating assets	
Securities owned	759,909
Receivable from brokers, dealers and clearing organizations	(15,013,510)
Other assets	(89,180)
Increase (decrease) in operating liabilities	
ECN rebates payable	1,830,345
Accrued compensation	1,585,179
Securities sold, not yet purchased	(751,477)
Payable to brokers and dealers	3,265,389
Accrued expenses and other liabilities	1,158,888
Net cash provided by operating activities	14,444,557
Cash flows from investing activities	
Purchases of fixed assets	(5,265,340)
Net cash used in investing activities	(5,265,340)
Increase in cash and cash equivalents	9,179,217
Cash and cash equivalents	
Beginning of year	26,721,066
End of year	$ 35,900,283

The accompanying notes are an integral part of these financial statements.

1. Organization and Description of the Business

Direct Edge ECN LLC, (the "Company"), a Delaware limited liability company, operates as an electronic communications network ("ECN"). The ECN is a liquidity destination offering the ability to match or route trades in Nasdaq Global Market, Nasdaq Global Select Market, Nasdaq Capital Market and New York Stock Exchange and American Stock Exchange listed securities by displaying orders in the National Stock Exchange or the FINRA Alternative Display Facility. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), National Stock Exchange, Chicago Stock Exchange, CBOE Stock Exchange, International Securities Exchange, Nasdaq Stock Market, and New York Stock Exchange. The Company's sole member is Direct Edge Holdings LLC ("Direct Edge Holdings").

On December 23, 2008, Direct Edge Holdings merged with the ISE Stock Exchange, at the time, a majority owned subsidiary of the International Securities Exchange (ISE). Direct Edge Holdings issued units and received cash as consideration for the acquisition. As a result, former ISE Stock Exchange members received a 40.3% interest in Direct Edge Holdings and existing Direct Edge Holdings members i.e. Knight Capital Group ("KCG"), Citadel Derivatives Group LLC ("Citadel") and The Goldman Sachs Group, Inc., collectively own 59.7%.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumption s that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents represent money market accounts which are payable on demand, or short-term investments with an original maturity of less than 90 days. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. As of December 31, 2008 the balance principally consist of money market accounts held of $33,831,930 update for both accounts.

ECN Activities

Commissions and fees earned on ECN transactions, and related expenses, including execution and clearance fees and ECN rebates, are recorded on a trade date basis. ECN rebates represent payments to other broker-dealers for directing their order executions to the Company.

Estimated Fair Value of Financial Instruments

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

Depreciation and Amortization

Furniture and fixtures, computer hardware and software and equipment are being depreciated on a straight-line basis over their estimated useful lives of three to seven years. Leasehold improvements are amortized using the straight-line method over the term of the lease or the estimated useful lives of the improvements. In accordance with Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," the Company capitalizes certain costs associated with the acquisition or development of internal-use software and amortizes the software over its estimated useful life of three years.

Goodwill
The Company applies the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142 *Goodwill and Other Intangible Assets* ("SFAS No. 142"), which requires that goodwill and intangible assets with an indefinite useful life no longer be amortized, but instead, be tested for impairment annually or when an event occurs or circumstances change that signify the existence of impairment.

Income Taxes
Prior to July 23, 2007, the Company was considered a disregarded entity for income tax purposes and was included in the consolidated federal income tax return filed by KCG. With the issued equity interests to Citadel in exchange for cash, the status of the Company changed from a disregarded entity included in KCG's consolidated tax return to a partnership. As such, no taxes have been provided since that date.

3. Receivables from Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers and clearing organizations represents net ECN commissions of $34,207,849, Market Data Receivables of $8,570,906 and Regulatory Sales Fee Receivable of $1,105,165.

4. Goodwill

At December 31, 2008, the Company had goodwill of $10,953,202, which resulted from the purchase of the business by its initial investor.

Under SFAS No. 142, goodwill and the useful lives of intangible assets are tested for impairment, at a minimum, on an annual basis, or when an event occurs or circumstances change that signify the existence of impairment. During 2008, the Company tested the goodwill for impairment based on its assessment of fair value in comparison to its book value and concluded that there was no impairment.

5. Fixed Assets

Fixed assets comprise the following:

Computer software	$ 7,584,789
Computer hardware	2,175,922
Equipment	582,951
Leasehold improvements	1,796,602
Furniture and fixtures	619,332
	12,759,596
Less: accumulated depreciation and amortization	(6,786,713)
	$ 5,972,883

6. Commitments and Contingent Liabilities

The Company, from time to time, may be subject to examinations and inquiries by various regulatory and self-regulatory bodies. In the opinion of management, based on consultation with legal counsel, any adverse outcome with regard to these potential matters would not likely have a material adverse effect on the results of operations or the financial position of the Company.

The Company has an obligation under a sublease agreement for office space with KCG extended to 2021 with certain rental increases included within the agreement. Aggregate annual rent for office space at December 31, 2008 is listed below:

2009	$ 525,720
2010	525,720
2011	543,411
2012	631,963
2013	631,963
2014 and later years	4,821,486
	$ 7,680,263

Occupancy expense for 2008 was $336,746 and is included in other expenses on the statement of operations.

7. Significant Customers

The Company considers significant customers to be customers who account for 10% or more of the total equity share volume handled by the Company during the year. Total equity share volume handled by the Company includes the total of all customer shares added to and removed from the ECN (together "Matched Shares") plus total shares sent to the Company and routed out to routing destinations ("Routed Shares"). For the year ended December 31, 2008, two shareholders accounted for more than 10% of total Matched Shares and Routed Shares, accounting for 29.5% of that amount. ECN commissions and fees, net of rebates, earned from these firms were $49.8 million.

8. Employee Benefit Plan

The Company's employees are eligible to participate in a KCG-sponsored 401(k) profit sharing plan (the "Plan"). Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits. For 2008, the total expense recognized by the Company and included in Employee compensation and benefits on the Statement of Operations with respect to the Plan was approximately $153,214.

9. Related Party Transactions

On July 23, 2007, the Company entered into a Transition Services Agreement ("TSA") with KCG. Under the terms of the agreement, KCG would provide certain technological and administrative services, in addition to facility overhead, to the Company as it transitioned from a wholly-owned subsidiary to a majority-owned subsidiary. The contract remained in effect as the Company transitioned from a majority-owned subsidiary to an independent company. In 2008, expense related to the TSA amounted to $4,119,738 which is included in the relevant line items on the statement of operations. In addition to the TSA, the Company holds a sublease agreement for office space with Knight Equity Markets, an affiliate of Knight Capital Group, which amounted to $336,746 during 2008 and is included within other expenses on the statement of operations.

Three shareholders of the Company are also customers of the ECN operated by the Company. During 2008, commissions earned, net of rebates paid or accrued to these affiliates amounted to $46,623,664.

One shareholder of the Company is also a vendor of the ECN and charges fees for transactions routed by the ECN to the affiliate. During 2008 transaction fees paid or accrued to this affiliate amounted to $1,619,707.

10. Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing broker and the Company's broker-dealer customers. Additionally, pursuant to the terms and conditions between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing broker and all counterparties with which it conducts business.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2008, the Company has recorded no liabilities with regard to the right.

The Company maintains its cash and cash equivalents in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk in regards to cash and cash equivalents.

11. Net Capital Requirement

As a registered broker-dealer and a FINRA member firm, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2008, the Company had net capital of $6,620,961 which was $4,714,226 in excess of its required net capital of $1,906,735.

Direct Edge ECN LLC
Computation of Net Capital Under SEC Rule 15c3-1
December 31, 2008 — Supplementary Schedule I

Computation of Net Capital	
Total member's equity	$ 69,170,560
Nonallowable assets and deductions and charges	
Nonallowable assets	
Receivable from brokers, dealers and clearing organizations	44,157,920
Fixed assets	5,972,883
Goodwill	10,953,202
Other assets	788,740
Tentative net capital	7,297,815
Haircuts	676,854
Net capital	$ 6,620,961
Computation of basic net capital requirement	
Aggregate indebtedness	
ECN rebates payable	$ 4,337,973
Accrued compensation expense	4,964,209
Payable to brokers and dealers	17,372,525
Accrued expenses and other liabilities	1,926,327
Total aggregate indebtedness	$ 28,601,034
Net capital requirement	
(the greater of $250,000 or 6 2/3% of aggregate indebtedness)	$ 1,906,735
Excess net capital	$ 4,714,226
Ratio of aggregate indebtedness to net capital	4.32 : 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission.

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited December 31, 2008 FOCUS report.

The Company has claimed exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii) of that Rule.

Exhibit D - EDGA DEH

Direct Edge Holdings LLC
Consolidated Balance Sheet (Unaudited)
As of 12/31/2008

Assets

Cash and Cash Equivalents	$102,490,202
Commissions and Fees Receivable	49,193,165
Fixed Assets and Leasehold Improvements Less Depreciation	6,362,440
Goodwill	34,783,202
Intangible Assets, Less Accumulated Amortization	7,472,939
Other Assets	777,230
Total Assets	**$201,079,178**

Liabilities and Stockholders' Equity

Liabilities

Payable to Brokers, Dealers, and Clearing Organizations	$17,377,525
ECN Rebates Payable	4,337,973
Activity Remittance Fees Payable	1,451,320
Market Data Rebates Payable	546,852
Securities Sold, not yet Purchased, at Market Value	1,434
Accrued Compensation and Other Accrued Expenses	7,481,537
Total Liabilities	**31,196,640**
Total Stockholder's Equity	**169,882,538**
Total Liabilities and Stockholders' Equity	**$201,079,178**

Direct Edge Holdings LLC
Consolidated Income Statement (Unaudited)
For the 12 Months ended December 31, 2008

Revenues	
Commission Revenue	$377,584,881
Market Data	13,798,533
Other Income	956,177
Total Revenues	**392,339,591**
Cost of Revenues	
Routing Fees	171,455,166
Clearing	18,092,838
Rebates	160,732,018
Total Cost of Revenues	**350,280,023**
Gross Margins	**42,059,568**
Gross Margins as a % of Revenues	**10.72%**
Fixed Expenses	
Compensation and Benefits	10,751,045
Communications & Data Processing	4,710,120
Depreciation and Amortization	2,732,464
Occupancy and Equipment Rentals	403,669
Professional Fees	2,268,927
Business Development	536,398
Management Fees	710,549
Other Expenses	893,539
Total Fixed Expenses	**23,006,710**
Net Income	**$19,052,858**

Exhibit D - EDGA ETC

ETC Acquisition Corp

	Year Ended December 31, 2008
Revenues:	
Revenue	$887,500
Expenses:	
Administrative costs	175
Total expenses	175
Income	$887,325

	December 31, 2008
ASSETS	
Accounts recievable	$840,818
Current assets	840,818
Total assets	840,818
LIABILITIES, AND MEMBER'S EQUITY	
LIABILITIES	
Total liabilities	-
MEMBER'S EQUITY	
Total member's equity	840,818
Total liabilities and member's equity	$840,818

Exhibit D - EDGA
Eurex Frankfurt

Income statement
of Eurex Frankfurt Aktiengesellschaft, Frankfurt/Main
for the period from 1. January to 31 December 2008

	2008		2007	
	EUR	EUR	TEUR	TEUR
Sales revenue		0,00		7.014
Other operating income		185.827.969,52		154.860
Personnel expenses				
Wages and salaries	-15.474.582,42		-21.866	
Social security and expenses for pension and other employee benefits	-2.300.061,57	-17.774.643,99	-1.897	-23.763
thereof: for retirement benefits € 633.071,70 (previous year TEUR 738)				
Depreciation				
of intangible and tangible assets	-115.843,69	-115.843,69	-157	-157
Other operating expenses		-161.883.801,58		-137.636
Income from profit transfer agreements		69.925.298,36		372
Income from other financial instruments		47.407,21		9
Other interest and similar income		1.124.860,48		1.208
thereof: from affiliated companies EUR 914.319,15 (previous year TEUR 1.023)				
Expenses from loss absorption		0,00		-1.024
Write-downs of noncurrent financial assets and current financial instruments		-1.090.486,01		0
Interest and similar expenses		-75.924,12		-89
thereof: to affiliated companies EUR -75.924,12 (previous year TEUR -45)				
Results from ordinary operations		**75.984.836,18**		**793**
Taxes on income		-1.753.773,13		1.036
Other taxes		-2.949.714,11		0
Net income/ net loss		**71.281.348,94**		**1.829**
Loss brought forward from the previous year		-27.500.157,23		-29.329
Cumulative income (previous year loss)		**43.781.191,71**		**-27.500**

Balance sheet as of 31 December 2008
of Eurex Frankfurt Aktiengesellschaft, Frankfurt/Main

Assets	31/12/2008 EUR	31/12/2007 TEUR
NONCURRENT ASSETS		
Intangible assets		
EDP programs	70.799,00	29
	70.799,00	**29**
Tangible Assets		
Operating and business equipment	288.529,00	213
	288.529,00	**213**
Financial assets		
Shares in affiliated companies	1.956.016.984,42	1.896.017
Equity investment	735.000,00	
Long-term securities	3.269.021,75	3.212
	1.960.021.006,17	**1.899.229**
Total noncurrent assets	**1.960.380.334,17**	**1.899.471**
CURRENT ASSETS		
Receivables and other assets		
Trade accounts receivable	1.354.237,78	2.158
Accounts receivable from affiliated companies	41.423.123,40	56.098
Accounts receivable group	8.800,00	9
Other assets	515.821,93	3.950
	43.301.983,11	**62.216**
Cash and Bank Balances	**321.016,14**	**1.010**
Total current assets	**43.622.999,25**	**63.226**
DEFERRED EXPENSES AND ACCRUED INCOME		
Deferred Expenses and Accrued Income	124.897,44	107
	124.897,44	**107**
Total Assets	**2.004.128.230,86**	**1.962.804**

Shareholders' Equity and Liabilities	31/12/2008 EUR	31/12/2007 TEUR
SHAREHOLDERS' EQUITY		
Subscribed capital	**6.000.000,00**	**6.000**
Capital Reserve	**90.017.758,29**	**90.018**
Retained earnings		
Other profit reserves	5.592.906,58	5.593
	5.592.906,58	**5.593**
Profit participation rights	**1.808.444.042,58**	**1.808.444**
Cumulative income (previous year loss)	**43.781.191,71**	**-27.500**
Total shareholders' equity	**1.953.835.899,16**	**1.882.555**
PROVISIONS		
Provisions for pensions and similar obligations	5.584.572,00	3.676
Provisions for deferred taxes	1.840.000,00	0
Other provisions	12.973.426,99	18.794
Total provisions	**20.397.998,99**	**22.471**
LIABILITIES		
Trade accounts payable	10.055.450,62	8.562
Accounts payable to affliated companies	16.734.169,79	48.138
Other liabilities	3.104.712,30	1.078
thereof: for taxes EUR 2.920.676,94 (previous year: TEUR 1.064)		
Total	**29.894.332,71**	**57.778**
Total Shareholders's Equity and Liabilities	**2.004.128.230,86**	**1.962.804**

Exhibit D - EDGA
Eurex Zurich

Balance sheet as per	Note (see fig 4)	**31.12.2008**	**31.12.2007**
ASSETS		TCHF	TCHF
Current assets			
Cash	1	436	1,289
Trade receivables	2	19,149	15,611
Prepaid expenses and accrued income		53	21
		19,638	16,921
Fixed assets			
Participations	3	212,311	163,093
		212,311	163,093
TOTAL ASSETS		231,949	180,014
LIABILITIES AND EQUITY			
Short-term liabilities			
Other liabilities	4	20,919	15,262
Accrued expenses and deferred income	5	1,834	1,797
Total short-term liabilities		22,753	17,059
Long-term liabilities			
Loans		45,374	
Provisions	6	2,023	1,362
Total long-term liabilities		47,397	1,362
Total liabilities		70,150	18,421
Equity			
Share capital		10,000	10,000
Legal reserves		15,017	15,017
Capital reserve (additional paid in capital)	7	130,476	130,476
Accumulated earnings			
- Retained earnings brought forward		6,100	5,986
- Profit for the year		206	114
Total equity		161,799	161,593
TOTAL LIABILITIES AND EQUITY		231,949	180,014

Income statement	Note (see fig 4)	2008	2007
		TCHF	TCHF
Net revenues	8	51,498	59,946
Personnel expenses	9	-6,415	-5,451
Other operating expenses	10	-46,015	-54,342
Operating income		-932	153
Financial expenses		-5267	-711
Financial income		6,750	804
Profit for the year before taxes and extraordinary items		551	246
Income related to prior years	11	1	290
Profit for the year before taxes		552	536
Taxes	12	-346	-422
Profit for the year		206	114

Notes to the financial statements

1 Purpose of the company

The purpose of the Company is to maintain a cross-boarder operating organisation relating to an electronic futures market for financial products (e.g. options and futures).

It may provide services in the field of electronic stock-exchange trading, in particular in the field of software development as well as the processing and providing of financial data.

The Company may establish branches and subsidiaries at home and abroad as well as participate in, purchase and establish shareholdings in domestic and foreign firms. The Company may purchase, rent and sell real estate as well as acquire and exploit commercial rights and know-how.

The Company may conduct all commercial, financial and other transactions which are related to the purpose of the company.

2 Share capital

The share capital comprising 10,000 restricted registered shares of CHF 1,000 each is fully paid in and amounts to CHF 10m. Furthermore, the Company has issued 5,000 participation certificates with no par value which, in the event that a dividend is declared, are entitled to a dividend representing 14/3 of the amount of the dividend for registered shares.

The share capital of Eurex Zurich Ltd. is held in equal shares of 50% each by SIX Swiss Exchange, Zurich and Deutsche Börse AG (German Exchange), Frankfurt.

3 CO 663b para. 12 Risk assessement

Eurex Zurich AG is a subsidiary of the Eurex Group. The related risk assessment is conducted within the framework of the overall Group-wide risk management process and is determined by Eurex Clearing AG. Eurex Zurich AG also relies on the risk management processes of its owners, Deutsche Börse AG and SIX Swiss Exchange AG. For that reason, a separate risk assessment on the part of the board of directors of Eurex Zurich AG has not been undertaken.

4 Presentation and valuation principles

As a general rule, the historical cost principle has been adopted for the financial statements. This is based upon the principle of individual valuation of assets and liabilities. Attention is drawn to the following points concerning the most important balance sheet items:

Notes to the financial statements

Cash

Cash includes cash on hand, balances with banks and in postal cheque accounts as well as demand and time deposits payable within no more than 90 days. These are valued at their nominal values.

Participations

Participations are valued to their acquisition price minus relevant write-offs.

Receivables

Receivables are entered in the balance sheet at their nominal values.

Provisions

Provisions are necessary for operational reasons.

Taxes

Tax provisions are computed on a full accrual method basis.

Notes to the financial statements	**31.12.2008**	**31.12.2007**
	TCHF	TCHF

4 Notes to individual balance sheet and income statement captions

1 Cash

Postal and bank accounts on demand	436	1'289
Total	**436**	**1'289**

2 Trade receivables

Eurex fees (Eurex Clearing Ltd.)	14'197	15'404
Current account Eurex Frankfurt Ltd.	4'850	-
Receivables from customers	-	150
Other receivables	102	57
Total	**19'149**	**15'611**

3 Participations

Eurex Frankfurt Ltd., Frankfurt	149'919	149'918
European Energy Exchange Ltd., Frankfurt	62'392	13'175
Total	**212'311**	**163'093**

The share capital of Eurex Frankfurt Ltd., Frankfurt is 100% held by Eurex Zurich Ltd., is fully paid in and amounts to EUR 6m. The participation Eurex Frankfurt Ltd. was increased by TEUR 29'113 in 2006.

As of 30 September 2002 the European Energy Exchange Ltd. merged with Leipzig Power Exchange Ltd.. The share capital amounts of EUR 50.05m. Eurex Zurich Ltd. holds 34.73% of the share capital as of 31 December 2008.

Notes to the financial statements	**31.12.2008**	**31.12.2007**
	TCHF	TCHF
4 Other liabilities		
Current account SIX Swiss Exchange	12'658	6'192
Current account Eurex Frankfurt Ltd.	-	7'517
Current account Eurex Clearing Ltd.	-	1'265
Current account Deutsche Börse Systems	5'967	
Trade payables	2'294	288
Total	**20'919**	**15'262**
5 Accrued expenses and deferred income		
Accruals for staff purpose	-	175
Dues to Federal Banking Commission	1'000	917
Accruals board of directors remuneration	452	512
Other accruals	382	193
Total	**1'834**	**1'797**
6 Provisions		
Income taxes	204	284
Workers compensation	-	-
Provisions for bonuses	1'712	1'000
Accrued holidays of employees	107	78
Total	**2'023**	**1'362**
7 Capital reserve		
Capital reserve	130'476	130'476
Total	**130'476**	**130'476**

Represents additional paid in capital out of the non-par value capital increase as of 2003 (TCHF 19'915), 2004 (TCHF 13,983), 2005 (TCHF 50'611) and out of several capital increases as of 2006 of total TCHF 45'966.

Notes to the financial statements

	2008	2007
	TCHF	TCHF
8 Net revenues		
Income arising from agency contracts	51'498	59'946
Total	**51'498**	**59'946**
9 Personnel expenses		
Salaries	-5'428	-4'454
Expenses for social security	-787	-690
Other personnel expenses	-200	-307
Total	**-6'415**	**-5'451**
10 Other operating expenses		
Expenses arising in connection with agency contracts	-9'634	-13'084
Rent and accommodation costs	-55	-86
Communication	-446	-793
Non-deductible VAT paid	-1'443	-1'048
Advisory costs	-1'000	-1'344
Remuneration board of directors	-414	-546
Other operating expenses	-1'898	-1'868
Expenses for received services	-31'125	-35'572
Total	**-46'015**	**-54'341**

Expenses for received services include different types of expenses which are booked first to group companies before being allocated to the specific entities according to the distribution ratios laid down in the agency contracts.

Notes to the financial statements	**2008**	**2007**
	TCHF	TCHF
11 Income related to prior years		
Refunds related to prior years	1	18
Reduced costs of federal banking commission	-	184
Release of provisions for workers compensation	-	88
Total	**1**	**290**
12 Taxes		
Change (allocation or reversal) of tax provisions	-41	-120
Corporate income tax (federal and cantonal / communal)	-305	-302
Total	**-346**	**-422**

5 Fire insurance value of fixed assets

Eurex Zurich Ltd., has no fixed assets.

There are no further matters which require disclosure in accordance with Art. 663b of the Code of Obligations.

Proposed appropriation of available earnings

Available earnings

Net profit for the year	206
Retained earnings brought forward	6,100
Available earnings	6,306

The Board of Directors propose the available earnings to be carried forward.

Exhibit D - EDGA

ISEH

ISE Holdings, Inc.
Statement of Financial Condition
December 31, 2008
(In thousands)

Assets		
Income tax receivable	$	10,057
Intangible assets, net		1,915,167
Goodwill		1,265,854
Investment in subsidiaries		144,147
Investment in associates		128,408
Total assets	$	3,463,632
Liabilities and Shareholder's Equity		
Liabilities:		
Deferred tax liabilities	$	822,432
Total liabilities		822,432
Shareholder's equity:		
Shareholder's equity		2,641,201
Total liabilities and shareholder's equity	$	3,463,632

ISE Holdings, Inc.
Statement of Income
Year ended December 31, 2008
(In thousands)

Revenues:		
Income from investment in subsidiaries	$	136,892
Other		10
Total revenues		136,902
Expenses:		
Depreciation and amortization		63,833
Other		947
Total expenses		64,780
Income/(loss) before provision for income taxes		72,122
Provision for income taxes		(24,431)
Net income/(loss)	$	96,552

Exhibit D - EDGA
ISE

FINANCIAL STATEMENTS

International Securities Exchange, LLC
Year Ended December 31, 2007
With Report of Independent Auditors

International Securities Exchange, LLC

Financial Statements

Year Ended December 31, 2007

Contents

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Board of Directors of
International Securities Exchange, LLC

We have audited the accompanying statement of financial condition of International Securities Exchange, LLC (the "Company") as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Securities Exchange, LLC at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 29, 2008

International Securities Exchange, LLC

Statement of Financial Condition

Year Ended December 31, 2007
(in thousands)

Assets	
Current assets:	
Cash and cash equivalents	$ 101,773
Accounts receivable, net	39,565
Income tax receivable	114,088
Prepaid expenses	3,212
Total current assets	258,638
Fixed assets, net	28,012
Deferred tax asset, net	12,642
Other assets	3,332
Total assets	$ 302,624
Liabilities and member's equity	
Liabilities:	
Current liabilities:	
Accounts payable and accrued expenses	$ 15,202
Compensation and benefits payable	22,115
Deferred revenue	6,573
Payment for order flow payable	9,592
Total current liabilities	53,482
Deferred revenue	45,839
Other liabilities	2,824
Total liabilities	102,145
Member's equity	
Total member's equity	200,479
Total liabilities and member's equity	$ 302,624

See accompanying notes.

International Securities Exchange, LLC

Statement of Income

Year Ended December 31, 2007
(in thousands)

Revenues	
Transaction fees	$ 214,847
Member fees and other	30,460
Market data	18,082
Management fees	15,554
Total revenues	278,943
Cost of revenues	
Activity remittance fees	12,475
License fees	4,222
Total cost of revenues	16,697
Gross margin	262,246
Expenses	
Compensation and benefits	81,403
Technology and communications	17,983
Occupancy	5,978
Professional fees	8,995
Marketing and business development	2,612
Depreciation and amortization	7,041
Other	6,400
Total direct expenses	130,412
Merger related costs	26,938
Total expenses	157,350
Operating income	104,896
Interest and investment income	12,150
Income before provision for income taxes	117,046
Provision for income taxes	58,172
Net income	$ 58,874

See accompanying notes

International Securities Exchange, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2007
(in thousands)

Member's Equity as of December 31, 2006	$ 251,928
Net income	58,874
Stock-based compensation on parent company stock	20,942
Capital distributions	(241,185)
Capital contributions	1,656
Tax benefits from share-based plans on parent company stock	108,235
Change in realized gain on available for sale securities, net of tax	29
Member's Equity as of December 31, 2007	$ 200,479

See accompanying notes.

International Securities Exchange, LLC

Statement of Cash Flows

Year Ended December 31, 2007

(in thousands)

Cash flows from operating activities		
Net income	$	58,874
Adjustments to reconcile net income to cash provided by/ (used in) operating activities:		
Depreciation and amortization		7,010
Stock based compensation		20,942
Deferred taxes		9,290
Realized gain on securities owned and available-for-sale securities, net		29
Excess tax benefits from share-based payment arrangements		(108,235)
(Increase)/decrease in operating assets:		
Accounts receivable, net		(1,754)
Income tax receivable		3,790
Securities owned		82
Other assets		(695)
Increase/(decrease) in operating liabilities:		
Accounts payable and accrued expenses		(3,371)
Compensation and benefits payable		10,723
Deferred revenue		(3,671)
Payment for order flow payable		(670)
Other liabilities		(786)
Net cash used by operating activities		(8,442)
Cash flows from investing activities		
Purchase of fixed assets		(6,617)
Purchase of available for sale securities		(10,733)
Maturities and sales of available for sale securities		99,738
Net cash provided by investing activities		82,388
Cash flows from financing activities		
Capital distributions		(241,185)
Capital contribution		1,656
Excess tax benefits from share-based payment arrangements		108,235
Net cash used in financing activities		(131,294)
Decreases in cash and cash equivalents		(57,348)
Cash and cash equivalents, beginning of period		159,121
Cash and cash equivalents, end of period	$	101,773
Supplemental disclosure of cash flow information		
Cash paid for interest	$	160
Cash paid for taxes	$	44,749

See accompanying notes.

International Securities Exchange, LLC.

Notes to Financial Statements

December 31, 2007
(in thousands, except share and per share amounts)

1. Organization and Description of Business

International Securities Exchange, LLC (ISE or the Company) is a wholly owned subsidiary of International Securities Exchange Holdings, Inc. (ISE Holdings or the parent). ISE Holdings is the sole member of the Company and its liability is limited to the balance of its capital account.

The Company is a fully electronic exchange for equity and index options and related services utilizing a market structure which combines the efficiencies of electronic trading with auction market principles. ISE was founded in September 1997. In February 2000, it received regulatory approval to become a national securities exchange and in May 2000, formally commenced trading. ISE is regulated by the U.S. Securities and Exchange Commission (SEC).

Effective December 20, 2007, Eurex Frankfurt AG (Eurex), a derivatives exchange jointly owned by Deutsche Börse AG and SWX Swiss Exchange completed a merger whereby it purchased all the outstanding common stock of ISE Holdings. The Company will continue to be regulated by the SEC as a registered national securities exchange and will operate under the existing management team as an independent subsidiary of Eurex.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

These financial statements have been prepared in conformity with U.S. generally accepted accounting principles, or GAAP, and in the opinion of management reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of financial condition, results of operations, and cash flows for the period presented.

Use of Estimates

The preparation of the Company's financial statements in conformity with GAAP necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses for the period presented. Actual results could differ from those estimates.

(in thousands, except share and per share amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

Revenue Recognition

Transaction fees are earned based on contracts executed on the Company's exchange and are recorded as transactions occur on a trade date basis. Transaction fees are recorded net of discounts of $44,308 for the year ended December 31, 2007. The Company waives or discounts certain trading fees.

Market data revenues are predominately earned from the sale of the Company's trade and quote information through the Options Price Reporting Authority (OPRA). The Company earns a portion of OPRA's net income based on its pro-rata share of industry trade volume. Revenue is recorded as transactions occur on a trade date basis.

Member fees are comprised of revenues earned for connectivity and access to the Company's exchange; revenue from the sale of CMM trading rights; fees for use of the Company's communication network, equipment and trading software, regulatory and administrative fees. Connectivity, access fees and communications, equipment and trading software fees are charged and recognized on a monthly basis based upon a specific fixed fee for each service. Revenue from the sale of CMM trading rights is deferred and recognized on a straight-line basis over 14 years. Administrative fees are charged and recognized as incurred. Regulatory fees are charged on an annual basis and recognized over a twelve-month period.

Management fees represent fees for services provided to other entities controlled by ISE Holdings: ISE Stock Exchange LLC, Longitude LLC and ISE Ventures LLC. Among the services provided to these affiliates are those relating to technology, regulatory supervision, and general administration. These fees are accrued monthly.

Deferred Revenue

The Company has sold 50 CMM trading rights as of December 31, 2007. No trading rights were sold during the year ended December 31, 2007. The CMM trading rights were each sold pursuant to a purchase agreement for $1.5 million each. Certain CMM trading rights were paid in full on the purchase date, while others are payable in annual installments; however, the purchase agreement grants immediate CMM trading rights upon execution of the purchase agreement. The Company currently recognizes revenue from the sale over 14 years, the estimated useful life, on a straight-line basis. The estimated useful life was determined based upon an analysis of certain

(in thousands, except share and per share amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

factors driving the securities industry that could have an effect on the Company's operations in providing services to its exchange members. Such factors included significant historical operating, regulatory and technology changes which have affected market participants and trading venues. Based upon the analysis, the Company estimated a life of 14 years; however, this period may be subject to change in the future.

On a periodic basis, or if certain circumstances come to its attention, the Company reviews the original factors or assumptions used in determining the estimated service period to ascertain the effect, if any, current events may have on those factors and assumptions. If the current facts warrant a change in the estimated service period, the Company will adjust the remaining revenue to be recognized in accordance with the new estimated service life using the prospective method. The service period may increase or decrease from the current estimate of 14 years based upon the facts and circumstances.

Accounts Receivable

Accounts receivable are stated at face value, net of allowance for any doubtful account. An estimate for doubtful accounts, based on the Company's bad debt experience and specific circumstances of the debtor, is made when collection of the full amount is no longer probable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be classified as cash equivalents.

Company funds	$ 100,974
Reserved for payment for order flow program	799
Total	$ 101,773

2. Basis of Presentation and Significant Accounting Policies (continued)

Income Taxes

The Company is disregarded as separate from its owner, ISE Holdings, for US federal income tax purposes. As a single member LLC, the Company itself is not subject to income taxes other than certain local taxes, including New York City Unincorporated Tax. However, the Company records taxes on a separate company basis as if it were a subsidiary of ISE Holdings. ISE Holdings paid the Company's taxes for 2007 and the taxes receivable balance represents amounts due from ISE Holdings. In addition, the Company records deferred tax assets and liabilities for differences between the financial statement and income tax basis of assets and liabilities, using currently enacted tax rates. Deferred tax benefits and expenses are recognized for changes in deferred tax assets and liabilities.

The Company has adopted FIN No. 48 "Accounting for Uncertainty in Income Taxes" which requires management to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets this recognition threshold, the position is measured to determine the amount of benefit to be recognized in the financial statements. The adoption of FIN No. 48 has not had a material impact on our financial condition, results of operations and cash flows through December 31, 2007.

Payment for Order Flow

The Company imposes fees upon market makers to fund payments to order flow providers under a program administered by the Company. These fees are distributed to certain order flow providers as an economic inducement to route their customer orders to the Company's exchange. The market makers have full discretion regarding the payment. Pursuant to Emerging Issues Task Force Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," the Company reflects the assessments and payments on a net basis, with no impact on revenues or expenses. When fees are assessed, the Company records an asset (Accounts Receivable) with a corresponding liability (Payment for Order Flow Payable).

Payment for order flow cash is reflected in cash and cash equivalents on the Company's Statement of Financial Condition. These funds are not legally restricted and can be used for general corporate purposes.

(in thousands, except share and per share amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

Stock-Based Compensation

Prior to the merger with Eurex, the Company accounted for its stock-based compensation in accordance with SFAS No. 123(R), "Share-Based Payment". Under this method, compensation expense is recognized over the relevant service period based on the fair value of stock options and restricted stock awards. As a result of the merger with Eurex, all outstanding stock options and restricted stock awards became vested and were exercised.

Fixed Assets

Fixed assets consist of software licenses, computer hardware, furniture and fixtures, equipment and leasehold improvements. Capitalized fixed assets are depreciated utilizing the straight-line method over the estimated useful lives as follows:

Trading related software licenses	5 to 7 years
Other software licenses	3 to 5 years
Hardware and equipment	3 to 5 years
Furniture and fixtures	7 years

Leasehold improvements are amortized on a straight-line basis over the lesser of the lease term or its estimated useful life.

Software Costs

Costs for internal software are assessed to determine whether they should be capitalized or expensed in accordance with American Institute of Certified Public Accountants' Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and other related guidance. Software development costs incurred during the preliminary project stage are expensed as incurred, while costs incurred during the application development stage are capitalized and amortization is computed using the straight-line method over the software's estimated useful life, generally three to seven years, depending on the type of software. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. Capitalization of costs ceases when the post implementation/operation stage of the software development process is reached.

(in thousands, except share and per share amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

The Company capitalized $2,011 and amortized $549 for software licenses and software developed for internal use during the year ended December 31, 2007.

Marketing and Promotional Fees

Advertising costs, including media advertising and production costs, are expensed when incurred.

Merger Related Costs

Merger related costs, consisting primarily of bankers and advisory fees relating to our merger with Eurex are expensed when incurred.

Impairment of Long-Lived Assets

On a periodic basis, the Company performs a review for the impairment of long-lived assets when events or changes in circumstances indicate that the estimated undiscounted future cash flows expected to be generated by the assets are less than their carrying amounts or when other events occur which may indicate that the carrying amount of an asset may not be recoverable. The Company recorded no impairment charges during the year ended December 31, 2007.

Fair Value of Financial Instruments

SFAS No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the Statement of Financial Condition. Management estimates that the aggregate net fair value of all financial instruments recognized on the Statement of Financial Condition approximates their carrying value, since the financial instruments are short term in nature and bear interest at current market rates.

Credit Risk

Pursuant to agreements with its members, the Company has the authority to deduct outstanding non-contested receivables from members clearing deposit accounts at the Options Clearing Corporation. Based upon these facts, the Company believes its credit risk is immaterial to its financial condition.

(in thousands, except share and per share amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

Related Party Transactions

As a regulated securities exchange, the Company regularly transacts business with broker-dealers involved in the business of trading securities and those broker-dealers may be stockholders of ISE Holdings. Therefore, the Company engages in transactions with certain parent company stockholders in the ordinary course of business. As a national securities exchange, the Company is required to provide equal non-discriminatory access and fees to all its members. Therefore, the Company is prohibited by SEC regulation to charge fees that are not on or vary from its approved pricing schedule. In addition, FAS No. 57 "Related Party Disclosures" requires disclosures of related party transaction with owners of more than 10 percent of the voting interests in the Company. Prior to the merger with Eurex, the Company did not transact any business with stockholders that beneficially owned more than 10% of ISE Holdings' common stock.

The Company earned $13,618 and $1,936 in management services fees from its affiliates ISE Stock Exchange LLC and Longitude LLC, respectively, during the year ended December 31, 2007. These amounts are paid within 30 days and as of December 31, 2007, the Company had a receivable of $1,489 and $196 from ISE Stock Exchange LLC and Longitude LLC, respectively.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued FAS No. 157 "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. We are currently reviewing this statement to determine what effect, if any, it may have on our financial results.

(in thousands, except share and per share amounts)

2. Basis of Presentation and Significant Accounting Policies (continued)

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, (FAS 159). FAS 159 allows entities the option to measure eligible financial instruments at fair value as of specified dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. FAS 159 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of FAS 159 to have an impact on our financial statements.

3. Commitments and Contingencies

Litigation

From time to time, the Company is involved in various routine reviews, regulatory audits and inspections by the SEC as well as legal proceedings arising in the ordinary course of business. While any litigation contains an element of uncertainty, it is the opinion of management, after consultation with counsel, that the outcomes of any such proceedings or claims are unlikely to have a material adverse effect on the business, financial condition or operating results of the Company.

Contractual Obligations

The Company has entered into obligations under operating leases with initial non-cancelable terms in excess of one year for office space and computer equipment. Expenses recorded under these agreements for year ended December 31, 2007 were $8,220. In addition, the Company has entered into contractual agreements with certain index providers for the rights to list index products. The Company also has entered into contractual agreements for technology enhancements and support with OMX (US) Inc. and its affiliates (collectively "OMX").

The Company has two significant contractual agreements with OMX (US) Inc. and its affiliates (collectively "OMX") a Delivery and License Agreement (DLA) and Support Agreement. OMX specializes in developing electronic exchanges and electronic trading systems. Under the agreements, OMX has granted the Company a license for its exchange software and trading application and is obligated to provide support and enhancements to the software. The Company accounts for these agreements as operating leases under SOP 98-1 and SFAS 13 "Accounting for Leases." Under the DLA, the Company made payments to OMX based on the number of

(in thousands, except share and per share amounts)

3. Commitments and Contingencies (continued)

transactions executed on the Company's exchange. Under the Support Agreement, the Company is required to pay for a minimum of service hours on an annual basis. Costs under the Support Agreement for maintenance, support and enhancements which do not add substantial functionality to the software, are expensed as incurred or over the contract period on a straight-line basis. Any enhancements that add to the functionality are capitalized and amortized in accordance with the Company's software policy.

On June 30, 2004, the Company restructured the DLA to provide for a one time lump sum payment of $21,305 and quarterly payments over seven years totaling $6,440. At that time, the Company estimated the useful life of the software to be seven years. The Company has capitalized the cost of the lease as the lease term is at least 75% of the property's estimated economic life and the present value of the minimum lease payments at the beginning of the lease term is 90% or more of the fair value of the leased property at inception. There are no renewal provisions in the restructured DLA. The Company follows APB Opinion No. 21 *"Interest on Receivables and Payables"* (APB 21) and accordingly, recorded the DLA at its net present value of $5,318 with imputed interest of $1,122 using a discount rate of 6.0%. Further, in December 2005, the Company amended the DLA to increase the minimum amount the Company is obligated to pay OMX for delivering enhancements under the Support Agreement. As of December 31, 2007, the Company has accumulated amortization of $13,326 related to this capital lease. The Company has no other capital lease obligations.

Expenses related to OMX were $10,207 for the year ended December 31, 2007. Commitments for operating leases are recognized as expense on a straight line basis. At December 31, 2007, future minimum payments for commitments are as follows:

	Operating Leases	OMX	Other	Total
Year ending December 31, 2008	$ 6,239	$ 3,662	$ 878	$ 10,779
Year ending December 31, 2009	5,397	2,587	150	8,134
Year ending December 31, 2010	3,422	2,587	–	6,009
Year ending December 31, 2011	2,213	–	–	2,213
Year ending December 31, 2012	2,016	–	–	2,016
Thereafter	5,264	–	–	5,264

(in thousands, except share and per share amounts)

3. Commitments and Contingencies (continued)

Letter of Credit

In the normal course of business, the Company collateralizes certain leases through standby letters of credit. As of December 31, 2007, the Company provided letters of credit totaling $416 collateralized by certificates of deposit at a financial institution which are included in other assets.

Guarantees

The Company applies the provisions of the FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which provides accounting and disclosure requirements for certain guarantees. The Company's trading rules, which its exchange members are bound by, limit the Company's liability for losses suffered while conducting business on the Company's exchange. The Company's exchange trading rules do not extend to the customers of its exchange members. However, contractually the Company agrees to indemnify its exchange members for losses they suffer in very limited circumstances. The potential for the Company to be required to make payments related to such contractual indemnifications is deemed remote.

4. Deferred Revenue

Changes in deferred revenue are as follows:

Beginning balance	$	56,083
Additions during the period		1,444
Revenue recognized during the period		(5,115)
Ending Balance	$	52,412

(in thousands, except share and per share amounts)

5. Accounts Receivable

Accounts receivable consists of the following:

Trading related fees	$ 28,665
Payment for order flow program	8,793
Due from related parties	1,685
Other	442
Allowance for doubtful accounts	(20)
Total	$ 39,565

6. Fixed Assets

Fixed assets consist of the following:

Trading related software	$ 38,256
Leasehold improvements	8,988
Furniture and fixtures	1,979
Hardware and equipment	2,631
Other software	3,707
Accumulated depreciation and amortization	(27,549)
Total	$ 28,012

7. Member Fees and Other

Member fees and other are comprised of the following:

Connectivity, access fees and other fees	$ 18,196
Communication, equipment and software fees	3,163
Regulatory and administrative fees	3,973
Revenue from sale of CMM trading rights	5,115
Imputed interest on installment sales of CMM trading rights	13
Total	$ 30,460

(in thousands, except share and per share amounts)

8. Stock Based Plans

Stock Options

The Company had two stock option plans—the 2002 Stock Option Plan (the 2002 Plan), which was adopted in 2002, and the Omnibus Stock Plan, which was adopted in 2005. Under the plans, options on ISE Holdings common stock were issued for terms of 10 years and generally vested over three years. Options issued in connection with the 2002 Plan were issued with an exercise price significantly less than their estimated fair market value on the date of grant. Options issued under the Omnibus Stock Plan were issued with an exercise price equal to their estimated fair market value on the date of grant. Options were set to expire on dates ranging from May 2012 to September 2016. As a result of ISE Holdings stockholder approval of its merger agreement with Eurex, all outstanding options became immediately vested and therefore, all remaining unamortized expense was immediately recognized and all outstanding options became exercisable. After consummation of the merger, the Company had no outstanding stock options. Stock compensation expenses related to stock options was $2,077 for the year ended December 31, 2007.

A summary of the stock option activity is as follows:

	Options	Weighted Average Exercise Price Per Option	Weighted Average Remaining Life (years)	Options Exercisable	Weighted Average Exercise Price Per Exercisable Option
Outstanding, December 31, 2006	3,238,724	$ 5.36	6.1	2,661,972	$ 1.86
Granted	–	–	–	–	–
Forfeited	–	–			–
Exercised	(3,238,724)	5.36			
Outstanding, December 31, 2007	–	$ –	–	–	$ –

The total intrinsic value of options exercised during the year ended December 31, 2007 was $199,351. The total fair value for options vested during the year ended December 31, 2007 was $4,321.

The Company did not grant any options during the year ended December 31, 2007.

(in thousands, except share and per share amounts)

8. Stock Based Plans (continued)

Restricted Stock

The Company issued restricted stock awards (RSAs) to employees and certain directors under the Omnibus Stock Plan primarily in connection with year-end compensation and ISE Holdings initial public offering. The RSAs were scheduled to vest over a period of two or five years. As a result of ISE Holdings stockholder approval of its merger with Eurex, all unvested RSAs became immediately vested unless an employee waived such right until the earlier of closing of the merger or December 31, 2007. Stock based compensation for employees who waived vesting was accelerated over the shortened requisite service period. After consummation of the merger, the Company had no outstanding RSAs.

Information related to the RSAs is set forth below:

Grant	Restricted Stock Awards
Outstanding, December 31, 2006	559,744
Granted	297,879
Forfeited	(4,555)
Vested	(853,068)
Outstanding, December 31, 2007	–

Stock compensation expenses related to RSAs was $18,749 for the year ended December 31, 2007.

(in thousands, except share and per share amounts)

8. Stock Based Plans (continued)

Restricted Stock Units

The Company granted certain directors restricted stock units (RSUs) under the Omnibus Stock Plan at a total value of $10 per quarter per director. The Company ceased granting RSUs after it announced its merger agreement with Eurex and all outstanding stock units vested upon consummation of the merger. After consummation of the merger, the Company had no outstanding RSUs. Stock compensation expenses related to RSUs was $80 for the year ended December 31, 2007.

Grant	Restricted Stock Units
Outstanding, December 31, 2006	7,432
Granted	1,640
Forfeited	–
Vested	9,072
Outstanding, December 31, 2007	–

9. Employee Benefit Plans

Employees are eligible to participate in the Company's defined contribution 401(k) plan upon meeting certain eligibility requirements. Funding is provided by voluntary contributions from the employees who can contribute up to 20% of their annual base salary to the 401(k) plan. The Company makes discretionary contributions based upon its results of operations and each participant's contributions up to prescribed limits. The plan is administered by a third party. The Company's expense relating to this plan was $1,876 for the year ended December 31, 2007.

10. Income Taxes

Our income is included in the consolidated U.S. federal income tax return of ISE Holdings as the Company is a wholly owned limited liability company, disregarded as separate from its owner for US federal income tax purposes. Our tax provision is completed as if we were a subsidiary of ISE Holdings, in accordance with the tax sharing agreement between the Company and its Parent.

(in thousands, except share and per share amounts)

10. Income Taxes (continued)

The provision for income taxes consists of the following:

Current:	
Federal	$ 32,595
State	16,287
Total current	48,882
Deferred:	
Federal	5,782
State	3,508
Total deferred	9,290
Total provision for income taxes	$ 58,172

The temporary differences which have created deferred tax assets and liabilities are detailed below. Management believes that it is more likely than not, the tax assets will be realized, and therefore, has not recognized any valuation allowance.

Deferred tax assets:	
CMM Trading Rights	$ 21,117
Start up and organizational costs	617
Other	22
Deferred tax liabilities:	
Depreciation and amortization	(8,239)
Software development	(867)
Other	(8)
Total deferred tax assets, net	$ 12,642

(in thousands, except share and per share amounts)

10. Income Taxes (continued)

The following is a reconciliation of the provision for income taxes and the amount computed by applying the U.S. Federal statutory rate to income before income taxes.

U.S. federal income tax rate	35.0%
State and local income tax, net of Federal income tax benefit	11.0
Merger related	5.1
Other permanent differences	(1.4)
Effective tax rate	49.7%

11. Capital Distributions and Contributions

Capital distributions from the Company to ISE Holding during the year ended December 31, 2007 are as follows:

Funding provided to parent for its loan payment	$ 211,271
Funding provided to parent for its share purchases	12,263
Funding provided to parent for its investment in joint ventures	11,891
Funding provided to parent for its dividend payments to shareholders	5,760
Total capital distributions	$ 241,185

The Company received a capital contribution from ISE Holdings of $1,656 relating to proceeds received for stock options exercised during the year ended December 31, 2007.

12. Segment, Geographic and Customer Information

The Company has one reportable business segment. Revenues are derived in the U.S. and all of the Company's assets are located in the U.S. The Company considers significant customers to be those who account for more than 10% of the Company's gross margin. The following is customer concentration information for the year ended December 31, 2007:

Exchange members	2
Approximate percent of gross margin	21%

Exhibit D - EDGA

ISEV

ISE Ventures LLC

	Year Ended December 31, 2008
Revenues:	
Revenue	$15,132,171
Expenses:	
Expenses:	-
Income	$15,132,171

	December 31, 2008
ASSETS	
Other receivables	$1,824,107
Current assets	1,824,107
Non-current assets	-
Total assets	1,824,107
LIABILITIES, AND MEMBER'S EQUITY	
LIABILITIES	
Total liabilities	-
MEMBER'S EQUITY	
Total member's equity	1,824,107
Total liabilities and member's equity	$1,824,107

Exhibit D - EDGA LONG

Longitude LLC

	Year Ended December 31, 2008
Revenues:	
Revenue	$0
Expenses:	
Management fees	2,413,212
Other	128,038
Total expenses	2,541,250
Earnings before interest and taxes	(2,541,250)
Interest income	12,886
Income/(Loss)	($2,528,365)

	December 31, 2008
ASSETS	
Cash and cash equivalents	$75,673
Other current assets	15,824
Current assets	91,496
Non-current assets	-
Total assets	91,496
LIABILITIES, AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable	34,685
Payable to affiliates	1,501,219
Total liabilities	1,535,904
MEMBER'S EQUITY	
Total member's equity	(1,444,408)
Total liabilities and member's equity	$91,496

Exhibit D - EDGA
Six Group

SWXGROUP

SWISS STOCK EXCHANGE SERVICES


New Departures

9. Company financial statements of the SWX Group

9.1 Income statement

in CHF 1000	2007	2006
SWX Swiss Exchange agency function	(553)	(368)
Consultancy and services	(2 231)	0
Other operating expenses	(461)	0
Operating income	(3 245)	(368)
Interest income	8 474	5 357
Securities income	(3 932)	(183)
Dividends	136 000	75 800
Foreign currency earnings	(377)	(54)
Other financial expense	(842)	(574)
Net financial income	139 323	80 346
Profit for the year before taxes	136 078	79 978
Taxes	(1 435)	(1 164)
PROFIT FOR THE YEAR	**134 643**	**78 814**

9.2 Balance sheet

in CHF 1000	31.12.2007	31.12.2006
ASSETS		
Credit balances with banks	2 354	315
Time deposits	547	289
Total cash and cash equivalents	2 901	604
Bonds	143 162	195 709
Real estate	16 389	16 097
Hedge funds	55 540	87 230
Total securities	215 091	299 036
Total cash and cash equivalents and securities	**217 992**	**299 640**
Receivables		
- from related companies	227 009	0
- from third parties	2 081	1 322
Total receivables	229 090	1 322
Prepaid expenses and accrued income	1 741	1 771
Total current assets	**448 823**	**302 733**
Investments in subsidiaries	263 481	263 331
Total non-current assets	263 481	263 331
TOTAL ASSETS	**712 304**	**566 064**

9.2 Balance sheet

in CHF 1000	31.12.2007	31.12.2006
LIABILITIES AND EQUITY		
Liabilities		
· to related companies	10 895	368
· to third parties	0	0
Total liabilities	**10 895**	**368**
Provisions	1 978	908
Total long-term liabilities	**1 978**	**908**
Total liabilities	**12 873**	**1 276**
Share capital	10 000	10 000
Legal reserve	249 077	249 077
Profit brought forward	305 711	226 897
Profit for the year at 31.12	134 643	78 814
Total equity	**699 431**	**564 788**
TOTAL LIABILITIES AND EQUITY	**712 304**	**566 064**

9.3 Notes to the annual financial statements

9.3.1 Investments in subsidiaries

in CHF 1000	31.12.2007	31.12.2006
SWX Swiss Exchange, Zurich	258 978	258 978
STOXX Ltd., Zurich	3 353	3 353
EXFEED Ltd, Zurich	1 000	1 000
Swiss Financial Market Services Ltd, Zug	50	0
Scoach Holding SA, Luxembourg	100	0
Total subsidiaries	**263 481**	**263 331**

9.3.2 Guarantees and guarantee obligations in favour of third parties

The SWX Swiss Exchange took out a bank loan of CHF 220 million to finance the acquisition of International Securities Exchange Holdings Inc. by the former's indirect subsidiary Eurex Frankfurt AG. The SWX Group bears joint and several liability with the SWX Swiss Exchange for the attendant financial obligations to the bank.

The SWX Group has pledged bonds of a nominal value of CHF 50 million as part of a portfolio management mandate concluded with a bank.

9.3.3 Equity

in CHF 1000	31.12.2007	31.12.2006
Share capital	10 000	10 000
Legal reserve	249 077	249 077
Profit brought forward	305 711	226 897
Profit for the year	134 643	78 814
Total equity	699 431	564 788

The SWX Group's share capital amounts to CHF 10 000 000, is fully paid in and is divided into 10 000 registered shares with a nominal value of CHF 1000 each.

All the shares of the SWX Group are owned by the SWX Swiss Exchange Association.

9.3.4 Proposal for the appropriation of profit

in CHF 1000	31.12.2007	31.12.2006
Profit brought forward is as follows:		
Carried over from the previous year	305 711	226 897
Profit for the year	134 643	78 814
Net income for the year	440 354	305 711
The Board of Directors proposes that net income for the year be used as follows:		
Dividend	73 765	0
Allocation to legal reserve	0	0
Carried forward to new account	366 589	305 711

10. Report of the statutory auditors

Zurich, 5 March 2008

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes, see pages 86 to 89) of the SWX Group, Zurich for the year ended 31 December 2007.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with Swiss Auditing Standards and International Standards on Auditing (ISA), which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

Ernst & Young Ltd

Thomas Schneider Swiss Certified Accountant (auditor-in-charge)	Iqbal Khan Swiss Certified Accountant

Exhibit D - EDGA

Six Swiss

Annual financial statements of the SWX Swiss Exchange as of December 31, 2007

Balance sheet

	2007 in CHF 1000	2006 in CHF 1000
ASSETS		
Cash and cash equivalents	309'734	243'356
Marketable securities	56	56
Total cash and marketable securities	309'790	243'412
Trade accounts receivable		
- related parties	41'219	39'220
- third parties	5'070	3'304
Total trade accounts receivable	46'289	42'524
Other receivables		
- related parties	2'771	1'875
- third parties	0	100
Total other receivables	2'771	1'975
Total receivables	49'060	44'499
Prepaid expenses and accrued income	6'979	6'103
Total current assets	365'829	294'014
Fixed assets	10'475	7'672
Investments in subsidiaries	505'954	38'612
Intangible assets	29'769	23'573
Total non current assets	546'198	69'857
Total Assets	912'027	363'871

SWX SWISS EXCHANGE

	2007 in CHF 1000	2006 in CHF 1000
LIABILITIES AND EQUITY		
Trade accounts payable		
- related parties	580	123
- third parties	17'259	15'026
Total accounts payable	17'839	15'149
Other short-term liabilities		
- related parties	441'279	27
- third parties	2'980	3'939
Total other short-term liabilities	444'259	3'966
Total payables	462'098	19'115
Accrued expenses and deferred income	35'634	28'424
Total short-term liabilities	497'732	47'539
Provisions	50'772	45'335
Total long-term liabilities	50'772	45'335
Total liabilities	**548'504**	**92'874**
Share capital	10'000	10'000
General legal reserve	108'469	108'469
Net profit		
Retained earnings as of December 31	32'428	9'308
Profit for the year	212'626	143'220
Total equity	**245'054**	**270'997**
Total liabilities and equity	**912'027**	**363'871**

SWX SWISS EXCHANGE

Income statement

	2007 in 1000 CHF	2006 in 1000 CHF
Revenues	**429'209**	**401'716**
Personnel expenses	(86'744)	(72'332)
Depreciation and amortisation of fixed and intangible assets	(24'443)	(30'709)
Other operating expenses	(148'202)	(123'986)
Operating profit	**(259'389)**	**174'689**
Net financial income	27'403	7'004
Profit before taxes	**265'223**	**181'693**
Taxes	(52'597)	(38'473)
Profit for the year	**212'626**	**143'220**

SWX SWISS EXCHANGE

Notes to the annual financial statements

Sureties and guarantee obligations in favour of third parties

The SWX Swiss Exchange has committed itself in a comfort letter to providing Eurex Clearing AG, Frankfurt with 15 % of the financial resources needed to fulfil its obligations as a clearing house.

In compliance with regulatory requirements of the FSA, the SWX Swiss Exchange has committed itself to providing virt-x Ltd. with sufficient financial resources at any time.

Fire insurance values

	31.12.2007 in CHF 1000	31.12.2006 in CHF 1000
IT hardware	92'000	92'000
Other fixed assets	7'300	7'300

SWX SWISS EXCHANGE

Investments in subsidiaries

	31.12.2007 in CHF 1000	31.12.2006 in CHF 1000
New Soffex Swiss Options and Futures Exchange Ltd, Zurich	100	100
Eurex Zürich Ltd, Zurich	19'715	17'738
Bremer Wertpapierbörse, Bremen	0	2'811
Börsen-Informations Ltd, Basel	p.m.	p.m.
SWX Swiss Exchange (UK) Ltd., London	p.m.	p.m.
virt-x Ltd., London	23'700	17'913
Scoach Holding S.A.	0	50
Swiss Fund Data AG	250	0
Eurex Frankfurt AG	462'189	0
Total	**505'954**	**38'612**

SWX SWISS EXCHANGE

Proposal of Board of Directors concerning the appropriation of available earnings

	31.12.2007 in CHF 1000	31.12.2006 in CHF 1000
Retained earnings prior year	152'528	79'308
Partial dissolution of legal reserve	0	0
Profit distribution [1]	(120'100)	(70'000)
Profit for the year	212'626	143'220
Total retained earnings	**245'054**	**152'528**

Proposal of the Board of Directors

Partial dissolution of legal reserve	0	0
Dividend distribution [2]	(100'000)	(120'100)
Profits brought forward	**145'054**	**32'428**

1) According to the resolution passed at the Annual General Meeting as of May 5, 2007 and May 11, 2007.

2) The resulting equity of SWX Swiss Exchange after a dividend distribution of CHF 100 millions amounts to TCHF 263'523.

Zurich,

Heinrich Henckel
Chief Executive Officer

Jürg Spillmann
Member of the Management Committee

Exhibit D - EDGA

U.S. Exchang Holdings

U.S. Exchange Holdings Inc.
Statement of Income
Year-ended December 31, 2008
(unaudited)

Revenues:		
Revenue	$	110,092,363
Expenses:		
Compensation and benefits		3,097,780
Technology and communications		2,935,353
Other		6,816,289
Total expenses		12,849,423
Earnings before interest and taxes		97,242,941
Interest income		412,138
Interest expense		102,000,000
Earnings before income taxes		(4,344,922)
Income tax expense		(33,678,664)
Net income	$	29,333,743

U.S. Exchange Holdings Inc.
Statement of Financial Condition
December 31, 2008
(unaudited)

ASSETS		
Cash and cash equivalents	$	17,770,940
Other current assets		2,442,235
Current assets		20,213,175
Investment in subsidiaries		2,636,678,082
Investment in associates		5,447,706
Non-current assets		2,642,125,788
Total assets		2,662,338,962
LIABILITIES, AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Loan from affiliated companies		1,700,000,000
Other liablities		851,047
Total liabilities		1,700,851,047
STOCKHOLDERS' EQUITY		
Stockholders' equity		961,487,916
Total liabilities and stockholders' equity	$	2,662,338,962

Exhibit D - EDGA
U.S. Futures Exchange

U.S. Futures Exchange L.L.C
Statement of Financial Condition (*pro forma*)

	As of 30-Nov-08	As of 31-Dec-08	As of Liquidation basis 12/31/2008	As of 28-Jan-09	As of Liquidation basis 12/31/2008
Current Assets					
Cash	$ 5,884,812	$ 1,977,301	$ (13,345,328)	$ 778,744	$ (13,269,775)
Accounts receivable	106,939	109,396	-	8,000	-
	5,991,751	2,086,697	(13,345,328)	786,744	(13,269,775)
Non Current Assets					
Security deposit	559	559	-	559	-
Software & software development (net)	3,200,667	2,995,314	-	2,995,314	-
Furniture & fixtures (net)	1,343,304	1,330,135	-	1,330,135	-
Computer & other IT equipment (net)	380,307	359,179	-	359,179	-
Total Assets	$ 10,916,589	$ 6,771,885	$ (13,345,328)	$ 5,471,931	$ (13,269,775)
Accounts payable	$ 4,080,079	$ 2,840,391	$ -	$ 3,326,112	$ -
General Accruals	857,998	957,358	-	307,897	-
Liquidation Accruals		4,096,183	-	2,967,284	-
Loan from related party	7,500,000	7,500,000	-	7,500,000	-
Total Liabilities	12,438,076	15,393,932	-	14,101,293	-
Class A Shares (Holding Inc.)	(421,650)	(2,389,428)	(3,698,391)	(2,391,455)	(3,677,453)
Class A Shares (E.D & F. Man LLC)	(281,064)	(1,592,751)	(2,465,283)	(1,594,102)	(2,451,325)
Class A Shares (MF Global Holdings USA Inc.)	(702,684)	(3,982,006)	(6,163,407)	(3,985,384)	(6,128,513)
Class B Shares (E.P.H)	(116,090)	(657,862)	(1,018,249)	(658,420)	(1,012,484)
Total Net Equity	(1,521,488)	(8,622,047)	(13,345,328)	(8,629,362)	(13,269,775)
Total Equity and Liabilities	$ 10,916,589	$ 6,771,885	$ (13,345,328)	$ 5,471,931	$ (13,269,775)

U.S. Futures Exchange L.L.C
Statement of Operations (YTD) *(pro forma)*

	For the period ending 30-Nov-08	For the period ending 31-Dec-08	For the period ending Liquidation basis 12/31/2008	For the period ending 28-Jan-09	For the period ending Liquidation basis 12/31/2008
Revenues					
Trading fees	$ 3,432	$ 3,432	$ 3,432	$ -	$ 3,432
Line fees	1,222,500	1,321,500	1,321,500	-	1,321,500
Other	9,999	9,999	9,999	-	9,999
Total Revenues	1,235,931	1,334,931	1,334,931	-	1,334,931
Operating Expenses (Running)					
Software & IT operational costs (OSA,MDS)	(8,119,814)	(11,334,438)	(11,334,438)	33,160	(11,301,278)
Marketing costs	(745,247)	(795,895)	(795,895)	(172)	(796,066)
Employee & compensation benefits	(5,026,230)	(6,999,173)	(6,999,173)	(3,224)	(7,002,397)
Travel, entertainment & fringe benefits	(439,778)	(466,471)	(466,471)	(187)	(466,658)
Depreciation & amortization	(2,690,298)	(2,940,865)	(2,940,865)	-	(2,940,865)
Software & licenses agreements	(1,406,579)	(2,823,867)	(2,823,867)	-	(2,823,867)
Market maker stipends	(228,479)	(306,083)	(306,083)	-	(306,083)
Legal, consulting & other levies	(469,614)	(895,042)	(895,042)	(1,415)	(896,457)
Other operating expenses	(227,057)	(279,636)	(279,636)	(1,907)	(281,543)
Operating Expenses (One-off)					
Software and IT operational costs (OSA,MDS)	(17,893)	(17,893)	(17,893)	-	(17,893)
Total Operating Expenses	(19,370,989)	(26,859,363)	(26,859,363)	26,255	(26,833,108)
Total Operating Income (Loss)	**(18,135,058)**	**(25,524,432)**	**(25,524,432)**	**26,255**	**(25,498,177)**
Other Income (Expense)					
Interest income	120,331	120,331	120,331	-	120,331
Interest Expenses	(120,556)	(146,389)	(146,389)	-	(146,389)
Currency valuation gains	429,857	744,505	744,505	-	744,505
Currency valuation losses	(699,823)	(699,823)	(810,312)	(33,570)	(761,013)
Loss on sale of assets			(4,612,792)	-	(4,612,792)
Total Other Income (Loss)	**(270,191)**	**18,624**	**(4,704,658)**	**(33,570)**	**(4,655,359)**
EBT	**(18,405,249)**	**(25,505,808)**	**(30,229,089)**	**(7,315)**	**(30,153,535)**
Income Tax	-	-	-		
Net Income (Net Loss)	**$ (18,405,249)**	**$ (25,505,808)**	**$ (30,229,089)**	**$ (7,315)**	**$ (30,153,535)**

CONFIDENTIAL

U.S. Futures Exchange L.L.C
Statement of Cash Flows *(pro forma)*

	30-Nov-08	31-Dec-08	Liquidation basis 12/31/2008	28-Jan-09	Liquidation basis 12/31/2008
Cash flows from operating activities:					
Net Income (Loss)	$ (18,405,249)	$ (25,505,808)	$ (30,229,089)	$ (7,315)	$ (30,153,535)
Adjustments to reconcile net loss to net cash used in operating activities:					
Depreciation & amortization	2,690,298	2,940,865	2,940,865	-	2,940,865
Loss on sale of assets			4,612,792	-	4,612,792
Change in assets and liabilities:					
Accounts receivable and prepaid expenses	59,752	57,295	167,250	101,396	167,250
Accounts payable and accrued expenses	2,788,908	5,744,763	(2,149,168)	(1,292,639)	(2,149,168)
Net cash flow used in operating activities	(12,866,291)	(16,762,885)	(24,657,350)	(1,198,557)	(24,581,796)
Cash flows from Investing activities:					
Software development	(181,919)	(192,835)	(192,835)	-	(192,835)
Furniture & fixture	(4,302)	(4,302)	(4,302)	-	(4,302)
Purchase of computer & other IT equipment	(18,647)	(18,647)	53,189	-	53,189
Net cash flow from Investing activities	(204,868)	(215,784)	(143,949)	-	(143,949)
Cash flows from financing activities:					
Class A Capital Contribution (E.D & F. Man LLC)	(683)	(683)	(683)	-	(683)
Class A Capital Contribution (MF Global Holdings USA Inc.)	(456)	(456)	(456)	-	(456)
Proceeds from subordinated loans held by related party	7,500,000	7,500,000	-	-	-
Net cash flow from financing activities	7,498,861	7,498,861	(1,139)	-	(1,139)
Net increase (decrease) in cash	(5,572,298)	(9,479,808)	(24,802,438)	(1,198,557)	(24,726,884)
Cash at beginning of year/period	11,457,109	11,457,109	11,457,109	1,977,301	11,457,109
Cash at end of period	$ 5,884,812	$ 1,977,301	$ (13,345,328)	$ 778,744	$ (13,269,775)

Exhibit F - EDGA

1 Application Checklist

EDGA EXCHANGE, INC.

MEMBERSHIP APPLICATION AND AGREEMENTS

Attn: Sales

In order to join EDGA Exchange, Inc., an applicant Broker-Dealer ("Applicant") must complete and submit all materials listed on the Application Checklist below:

EDGA Exchange, Inc.
545 Washington Boulevard
Jersey City, NJ 07310

APPLICATION CHECKLIST

- ☐ Membership Application, including the Statutory Disqualification Notice
- ☐ Clearing Letter of Guarantee (only if you are not self-clearing)
- ☐ User Agreement
- ☐ Routing Agreement
- ☐ Most recent signed and notarized Form BD, including schedules & disclosure reporting pages
- ☐ A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on WebCRD.
- ☐ FOCUS Report since last annual audit
- ☐ Most recent audited annual financial statements, if applicable, and unaudited financial statements of the last month-end
- ☐ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company Agreement or Operating Agreement; or similar documentation
- ☐ Letter of good standing from the Applicant's Designated Examining Authority (DEA)

Note: All application materials sent to EDGA Exchange, Inc. (the "Exchange") will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.6. If you have questions on completing the application, you may direct them to Sales at sales@directedge.com or 201.942.8259. In addition, please refer to the Exchange's website at www.directedge.com for additional information regarding the Membership process.

Exhibit F - EDGA

2 Membership Application

EDGA EXCHANGE, INC. MEMBERSHIP APPLICATION

GENERAL INFORMATION

Date: SEC BD Registration No.: CRD No.:

Name of Applicant Broker-Dealer:

Address of Principal Office:

City: State: Zip:

Business Contact

Name:__________
Title: __________
CRD# (If applicable)__________
Email:__________
Phone:__________ Fax:__________

Billing Contact

Name:__________
Title: __________
CRD# (If applicable)__________
Email:__________
Phone:__________ Fax:__________

Technical Contact

Name:__________
Title: __________
CRD# (If applicable)__________
Email:__________
Phone:__________ Fax:__________

Trading Contact

Name:__________
Title: __________
CRD# (If applicable)__________
Email:__________
Phone:__________ Fax:__________

Compliance Contact

Name:__________
Title: __________
CRD# (If applicable)__________
Email:__________
Phone:__________ Fax:__________

Supervisor of Authorized Traders

Name:__________
Title: __________
CRD# (If applicable)__________
Email:__________
Phone:__________ Fax:__________

TYPE OF ORGANIZATION

❑ Corporation ❑ Limited Liability Company ❑ Partnership ❑ Sole Proprietor

State of Organization: __________ Federal Employer ID Number: __________

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

❑ BATS Exchange (BATS)	❑ International Securities Exchange (ISE)	❑ National Stock Exchange (NSX)
❑ Chicago Board Options Exchange (CBOE)	❑ NASDAQ	❑ New York Stock Exchange (NYSE)
❑ Chicago Stock Exchange (CHX)	❑ NASDAQ OMX BX (BX)	❑ NYSE Alternext (NYSE Alternext)
❑ Financial Industry Regulatory Authority (FINRA)	❑ NASDAQ OMX PHLX (PHLX)	❑ NYSE Arca. (NYSE Arca)

Applicant's Designated Examining Authority ("DEA"): __________

ADDITIONAL INFORMATION

Discuss any recent events or changes that are not reflected in the Applicant's Form BDs and U-4s (and amendments thereto) that are submitted with this Application (attach and additional sheet if more space is needed):

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA (formerly NASD) or other regulator. If any material deficiencies were revealed, please explain (attach an additional sheet if more space is needed):

SEC: ________________

FINRA: ________________

Other __________ (please specify, *e.g.*, NYSE, NYSE Arca, etc.): ________________

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17a-11 because of a net capital or record-keeping problem? If so, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond? If so, please state the following:

Name of insurance carrier:____________________________________

Amounts of coverage:____

Effective date of the bond: ____________________________________

AUTHORIZATION

As a member, you will be required to furnish updated monthly/quarterly FOCUS Reports. Electronic FOCUS Reports may be emailed to focus@directedge.com.

In addition to sending future FOCUS Reports, please forward your FOCUS filings since your last annual audit to focus@directedge.com. Should you have any questions concerning this matter, please call Sales at 201.942.8259.

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its By-Laws, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange;

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, By-Laws, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange or any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

____
Application Broker-Dealer

Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	Date
Print Name	Title

Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), EDGA Exchange, Inc. ("Exchange") may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with an Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

❑ Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

❑ Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name and social security number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

______________________________ Signature of Authorized Officer, Partner, Managing Member or Sole Proprietor	______________________________ Date
______________________________ Print Name	______________________________ Title

Exhibit F - EDGA

3 Clearing Letter

EDGA EXCHANGE, INC. CLEARING LETTER OF GUARANTEE

NOTICE OF CONSENT -To be completed by Clearing Member of Applicant Broker-Dealer.

In connection with the qualification of ______________________________ ("Member") as a member of EDGA Exchange, Inc. ("Exchange") and pursuant to Exchange Rule 11.11, the undersigned Clearing Firm represents that it is a member of the Exchange and the National Securities Clearing Corporation ("NSCC"), a clearing agency registered with the Securities Exchange Commission pursuant to Section 17A of the Securities Exchange Act of 1934. The undersigned Clearing Firm accepts full responsibility for clearing and settling any and all transactions made by the Member and/or such persons having access to the Exchange pursuant to a sponsorship arrangement with the Member to the extent such transactions are executed on the Exchange or on other markets after being routed away from the Exchange.

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to Exchange Rules and may be relied upon by Exchange. This Notice of Consent shall be subject to Exchange Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing Firm.

____
Clearing Firm (Broker-Dealer Name)

____
NSCC Clearing #

____
Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor of Clearing Firm

____
Print Name / Title

____
Date

CLEARING FIRM INFORMATION		
Firm:		
Address:		
City:	State:	Zip:

Business Contact	Billing Contact
Name:______________________	Name:______________________
Email:______________________	Email:______________________
Phone:______________	Phone:______________
Fax:______________	Fax:______________

Exhibit F - EDGA

4 User Agreement

EDGA Exchange User Agreement

This User Agreement (this "Agreement"), dated ______________________ ___, 200__, is between EDGA Exchange, Inc., a Delaware corporation, with its principal offices at 545 Washington Boulevard, Jersey City, NJ 07310 ("Exchange"), and the user referenced below ("User").

Term of the Agreement. This Agreement will continue until terminated pursuant to the terms of this Agreement.

Services. Subject to the terms and conditions of this Agreement, User will have the right to access Exchange to enter orders on Exchange, receive status updates on orders, cancel orders, execute trades against orders on the Exchange limit order book and to receive data feeds from Exchange ("Exchange Data") containing information regarding User's open orders, executions and volume on Exchange (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Exchange to continue any aspect in its current form. Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use Exchange in accordance with Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time ("Exchange Rules"). Exchange reserves the right to modify or change the Services provided Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

Compliance. Except as otherwise provided herein, with respect to all orders submitted to the Exchange, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self regulatory organization of which the User is a member. User represents and warrants that: (i) it will use Exchange only if and when it is duly authorized to use Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use Exchange in compliance with, Exchange Rules; and, (iii) it is and will remain responsible for its use of Exchange and the use of Exchange by any of its employees, customers or agents or, if User is a member of Exchange, by any person which has entered into a sponsorship arrangement with User to use Exchange (a "Sponsored Participant"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User and/or any Sponsored Participant(s); and (v) it will familiarize all authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

Monitoring. User acknowledges and agrees that Exchange will monitor the use of Exchange by User for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

Settlement of Transactions. User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected on Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions. User will promptly notify Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.13, as amended).

Sponsored Participants. Notwithstanding Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of Exchange, as a condition to initiating and continuing access to Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of Exchange establishing proper relationship(s) and account(s) through which User may trade on Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in Exchange Rules.

Connectivity. User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

Market Data. User hereby grants to Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into the Exchange ("User's Data") for the following purposes: within Exchange Data for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of the Exchange); and for use within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Securities Exchange Act of 1934, as amended (the "Act"). User represents and warrants that, with respect to such information and data (i) User owns or has sufficient rights in and to such information and data to authorize Exchange and User to use such information and data and to perform all obligations under this Agreement with respect thereto, (ii) use or delivery of such information by User or Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any party, and (iii) use or delivery of the information by User or Exchange will not violate any applicable law or regulation.

Restrictions on Use; Security. User may not sell, lease, furnish or otherwise permit or provide access to Exchange or any information or data made available therein to any other entity or to any individual that is not User's employee, customer, agent or Sponsored Participant. User accepts full responsibility for its employees', customers', agents' and Sponsored Participants' use of Exchange, which use must comply with Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. Without limiting the generality of the foregoing, User shall insure that all internal use of Exchange Data (1) clearly and prominently identifies the information as originating from Exchange where applicable, (2) is adequately protected to prevent unauthorized access, and (3) is not altered by User to make it materially incorrect or misleading in any way. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of authorized traders, and for the trading and other consequences thereof. User may not convey, retransmit, republish or rebroadcast any Exchange Data to any outside party unless it signs and complies with a separate Exchange Data Vendor Agreement.

Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation those taken by the receiving party to protect its own confidential information of like nature. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The Exchange may disclose Information in an aggregated format which prevents recipients thereof from identifying that the information is related to the User. The receiving party may also disclose Information in accordance with its regulatory obligations.

The parties acknowledge that any authorized use or disclosure of the disclosing party's Information may cause irreparable damages to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

Clearly Erroneous Trade Policy. User has read and agrees to the terms stipulated in Exchange Rule 11.13 (Clearly Erroneous Executions), as Exchange may amend from time to time.

Corporate Names; Proprietary Rights. Exchange and User each acknowledge and agree that Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to user the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party.

Fees. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Exchange reserves the right to change fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this section will survive the termination of this Agreement.

WARRANTIES. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO EXCHANGE AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT (I) EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH EXCHANGE, AND (II) EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS AGREEMENT, THIS SECTION WILL SUPERSEDE SUCH OTHER SECTION.

NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF EXCHANGE, STOPPAGE OF OTHER

WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

Indemnification by User. User agrees to indemnify and hold harmless Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, any related persons and entities, and each member or third person on the contra side of any executed trade, from and against all expenses and costs and damages (including any reasonable legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User, for any reason, fraudulent, negligent or otherwise, to comply with its obligations under this agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Exchange's willful misconduct, fraud or breach of Exchange's obligations under this Agreement.

Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

Termination. User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, Exchange may suspend or terminate the Services to User immediately if it determines, in Exchange's sole determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Exchange determines to be detrimental to Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is retransmitting or republishing Exchange Data without the prior approval of Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following provisions will survive the termination or expiration of this Agreement for any reason: Exchange Data, Restrictions on Use; Confidentiality of User; Corporate Names; Proprietary Rights, Fees, Warranties, No Liability for Trades, No Consequential Damages, Indemnifications by User, Termination, Arbitration and Miscellaneous. In no event will termination of this Agreement relieve User of any obligations incurred through its use of or connection to Exchange.

Acknowledgement of SRO Obligations. User acknowledges: (i) that Exchange is registered with the Securities and Exchange Commission as a national securities exchange pursuant to Section 6 of the Act; (ii) that Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that Exchange, as a self-regulatory organization, comply with the Act; (iv) that Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of Exchange. Accordingly, User agrees that Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

Assignment. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without Exchange's prior approval, which will not be unreasonably withheld. Exchange may assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

Arbitration. In connection with the following agreement to arbitrate, User understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, User agrees that any controversy arising out of or relating to User and Exchange will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted bfor arbitration.

Amendment. Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonably detail the basis of the objection, Such response must be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonably efforts thereafter to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration on the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at address specified above or to User at its last reported principal office address. Except as otherwise provided for herein, any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the nonexclusive jurisdiction of the state and federal courts in and for New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first written above.

User: ______________________________	EDGA Exchange, Inc.
Signature: ___________________________	Signature: _____________________________
Printed Name: _______________________	Printed Name: _________________________
Title: ______________________________	Title: ________________________________

Select type of User:

❑ Exchange Member

❑ Sponsored Participant

If Sponsored Participant, name of Sponsoring Member: ___________________________

Exhibit F - EDGA
5 Routing Agreement

[redacted]

DIRECT EDGE
Securities Routing Agreement

Provided that User is a Member or Sponsored Participant of a Member of either EDGA Exchange, Inc., EDGX Exchange, Inc. or both of EDGA Exchange, Inc. and EDGX Exchange, Inc. (as applicable, the "Exchange") and subject to a valid, ongoing User Agreement with Exchange, Direct Edge ECN LLC (hereinafter "Direct Edge"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, as amended (the "Act"), agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this agreement (the "Routing Agreement") and any applicable rules and interpretations of Exchange Rules. Whereas Direct Edge provides certain order routing services for Exchange, and User desires to use the order routing facilities of Exchange, for good and valuable consideration, User and Direct Edge agree as follows:

1. Routing Services. Direct Edge, a wholly owned subsidiary of Direct Edge Holdings LLC, agrees to act as agent for User for routing orders entered into Exchange to the applicable market centers or broker-dealers for execution, whenever such routing is at User's request, and is permitted in accordance with Exchange Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of Exchange Rules. In the event of a conflict between the Exchange Rules and this Routing Agreement, the Exchange Rules shall prevail.

2. Orders Not Eligible For Routing Services. User agrees that Direct Edge will not handle or otherwise route any orders that are not eligible for order routing in accordance with Exchange Rules.

3. Cancellation; Modification Of Orders. User agrees that any requests regarding cancellation or modification of orders shall be subject to Exchange Rules. User understands that the Exchange Rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside Exchange will be processed by Direct Edge subject to the applicable trading rules of the relevant market center.

4. Transmission Of Order Instructions. User agrees that all orders on its behalf must be transmitted to Direct Edge through Exchange. User agrees that Exchange is its exclusive mechanism for purposes of transmitting orders on its behalf to Direct Edge and for receiving notice regarding such orders. Direct Edge shall be entitled to rely upon and act in accordance with any order instructions received from Exchange on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this Routing Agreement shall be reported by Direct Edge to Exchange. User shall be notified of such executions through Exchange.

5. Clearance And Settlement. User agrees that all transactions executed on its behalf shall be processed in accordance with Exchange Rules. If User is a Member, User agrees that orders executed on its behalf by Direct Edge shall be automatically processed by Exchange for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by Direct Edge shall be cleared and settled, using the relevant sponsoring Exchange Member's mnemonic (or its clearing firm's mnemonic, as applicable) and such Exchange Member retains responsibility for the clearance and settlement of all such orders.

6. Information.

(a) Confidentiality. Both parties acknowledge that each party to this Routing Agreement may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Routing Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation those taken by the receiving party to protect its own confidential information of like nature. Direct Edge will not disclose the identity of User or User's customers to any of Exchange's other Members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Direct Edge, Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Routing Agreement. If applicable, User may not disclose any data or compilations of data made available to User by Direct Edge without the express, prior written authorization of Direct Edge. The receiving party may also disclose Information in accordance with its regulatory obligations.

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will immediately notify the disclosing party and take at its expense all steps necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees; or (iv) the receiving party is compelled to disclose by law, regulation or legal process provided by a court of competent jurisdiction or other governmental entity to whose jurisdiction the receiving party is subject.

7. Term Of Agreement. This Routing Agreement will be effective as of the date executed by Direct Edge on the signature page hereof and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. Direct Edge may terminate this Routing Agreement with written notice if: (i) User is in breach of this Routing Agreement for any reason; (ii) any representations made by User in connection with this Routing Agreement or the User Agreement are or become false or misleading; or (iii) User is no longer a Member or Sponsored Participant of Exchange or otherwise authorized to access Exchange. Upon the termination of this Routing Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Routing Agreement for any reason: 6, 8, 9, 10, 11, 12, 15 and 17. In no event will termination of this Routing Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

8. Indemnity. User agrees to indemnify, defend and hold Direct Edge harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Routing Agreement or otherwise from its use of Direct Edge routing services, unless such claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies arise from Direct Edge's willful misconduct, fraud or breach of Direct Edge's obligations under this Routing Agreement.

9. Indemnification by Direct Edge. Direct Edge agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the order routing services of Direct Edge, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. DISCLAIMER OF WARRANTY. ROUTING SERVICES ARE PROVIDED "AS-IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY DIRECT EDGE, EXCHANGE OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

11. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DIRECT EDGE OR A CLAIM ARISING OUT OF DIRECT EDGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT DIRECT EDGE IS NOT LIABLE UNDER THIS ROUTING AGREEMENT TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DIRECT EDGE OR A CLAIM ARISING OUT OF DIRECT EDGE'S INDEMNIFICATION OBLIGATION, NEITHER DIRECT EDGE, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF DIRECT EDGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND

SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY USER OR THE MEMBER SPONSORING USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE.

12. NO CONSEQUENTIAL DAMAGES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY DIRECT EDGE OR A CLAIM ARISING OUT OF DIRECT EDGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL DIRECT EDGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF DIRECT EDGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

13. Assignment. User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without Direct Edge's prior approval, which will not be unreasonably withheld. Direct Edge may, as permitted by the Act, assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

14. Force Majeure. Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither Direct Edge nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

15. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Routing Agreement or the breach thereof will be resolved and settled by arbitration under the auspices of FINRA Dispute Resolution or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

16. Amendment. Direct Edge, or Exchange on its behalf, may amend any term or condition of this Routing Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members of the Exchange generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response shall be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Direct Edge, or Exchange on its behalf, will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to discuss in good faith any potential resolution. Otherwise, any use by User of the routing services provided by Direct Edge after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Routing Agreement, and no modification to this Routing Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

17. Miscellaneous. All notices or approvals required or permitted under this Routing Agreement must be given in writing to Direct Edge at 545 Washington Boulevard, 6th Floor, Jersey City, New Jersey 07310, or to User at its last reported principal office address. Except as otherwise provided hereunder, any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 15 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Routing Agreement. If any provision of this Routing Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Routing

Agreement. This Routing Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Direct Edge and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Routing Agreement to be executed by their duly authorized officers.

User: ______________________________	Direct Edge ECN LLC.
Signature: ___________________________	Signature: ___________________________
Printed Name: ________________________	Printed Name: ________________________
Title: ______________________________	Title: ______________________________
	Date: ______________________________

Select type of User:

❑ Exchange Member

❑ Sponsored Participant

If Sponsored Participant, name of Sponsoring Member: ____________________________

Exhibit F - EDGA

6

EXCHANGE DATA VENDOR AGREEMENT

This Exchange Data Vendor Agreement (this "Agreement") is between EDGA Exchange, Inc., a Delaware corporation, with its principal offices at 545 Washington Boulevard, Jersey City, NJ 07310 (the "Exchange"), and the data recipient referenced below ("Data Recipient").

1. Exchange Users. If Data Recipient has entered into a User Agreement with the Exchange (as may be amended, modified or supplemented from time to time, the "User Agreement") pursuant to which Data Recipient has the right to access the Exchange to, among other things, receive data feeds from the Exchange for internal use only, then this Agreement shall be deemed to be a supplement to the User Agreement and all terms and provisions of the User Agreement which are not expressly overridden by the terms and conditions of this Agreement shall be incorporated herein by reference. All rights under this Agreement granted to any Data Recipient that is also party to a User Agreement are granted subject to the terms and conditions of this Agreement in addition to the rights granted to User Data Recipient under the User Agreement.

2. Other Recipients. If Data Recipient has not entered into a User Agreement with the Exchange, by signing this Agreement, Data Recipient has the right to access the Exchange to receive data feeds from the Exchange for internal purposes and for retransmission as expressly described below.

3. Retransmission of Exchange Data. Exchange hereby grants to Data Recipient the nonexclusive and non-transferable right to: (a) copy, store, process, commingle, and use any data received from the Exchange ("Exchange Data"), including, but not limited to, the right to create ratios, calculations, new original works, and statistics from Exchange Data (including highs and lows), and (b) redistribute Exchange Data in any form by means of any current or future product or service of the Data Recipient in any media, in whole or in part, if and only if such redistribution is either (A) without charge by Data Recipient, or (B) subject to a flat fee payable to Data Recipient for access to market data generally (including market data collected by Data Recipient from other sources) such that the fee is not payable, in whole in part, specifically for access to Exchange Data. Data Recipient shall ensure that, to the extent technically practicable, the Exchange Data is clearly attributed as originating from the Exchange.

4. Proprietary Nature of Exchange Data. Exchange represents that Exchange Data constitutes valuable proprietary information and rights of the Exchange. Data Recipient expressly acknowledges and agrees that: (i) as between the Exchange and Data Recipient, the Exchange has the exclusive property rights in and to Exchange Data; and (ii) Data Recipient has no proprietary rights in and to the Exchange Data.

5. Right to Deny Distribution. The Exchange retains the right to direct Data Recipient to terminate any external transmission (i.e., to a third party site) or distribution of Exchange Data for any reason or no reason, in which event the Exchange shall notify Data Recipient and Data Recipient shall cease retransmitting Exchange Data as soon as commercially practicable.

6. Changes to Exchange Data; Fees. Data Recipient acknowledges that the Exchange, in its reasonable discretion, may choose to discontinue its transmission of any or all Exchange Data or to change the nature or transmission format of Exchange Data at any time. Exchange will use commercially reasonable efforts to provide Data Recipient with reasonable advance notice of such discontinuation or changes. If the Exchange imposes any fees in connection with Exchange Data or the provision thereof, then this Agreement shall terminate and the Exchange will provide new agreements to all parties that would like to continue receiving Exchange Data. Exchange will use commercially reasonable efforts to provide Data Recipient reasonable advance notice of such termination and the imposition of fees.

7. Term and Termination. This Agreement, subject to earlier termination in accordance with its terms, shall continue until it is terminated on not less than 30 days' written notice given by either party to the other. Upon termination of this Agreement for any reason, the Data Recipient shall have the right to continue using in its services and databases the Exchange Data received from Exchange during the term of this Agreement. The following Sections will survive the termination or expiration of this Agreement for any reason: 4, 7, 8, 9, 10, 11, 13, 14, 15 and 16.

8. Requirements of Self-Regulatory Organization; Actions To Be Taken In Fulfillment of Statutory Obligations. Exchange represents, warrants and covenants that: (1) the Exchange is registered with the Securities and Exchange Commission (the "SEC") as a registered national securities exchange; (2) the Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (3) Section 19(g)(1) of the Securities Exchange Act of 1934 (the "Act") mandates that the Exchange, as a self-regulatory organization, comply with: (a) the Certificate of Incorporation, Bylaws, Rules and Procedures of Exchange, as amended from time to time; (b) the rules, regulations, interpretations, decisions, opinions, orders and other requirements of the SEC; (c) all other applicable laws, statutes, rules, regulations, orders, decisions, interpretations, opinions, and other requirements, whether promulgated by the United States or any other applicable jurisdiction (including in the area of intellectual property) (collectively, the "Exchange Requirements"); (4) the Exchange has jurisdiction over its members to enforce compliance with the Exchange Requirements; and (5) the Exchange is obligated to offer terms that are not unreasonably discriminatory between Data Recipients, subject to applicable Exchange Requirements. Accordingly, Data Recipient agrees that the Exchange, when required to do so in fulfillment of its statutory obligations, may, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities to receive or use Exchange Data. The Exchange shall undertake reasonable efforts to notify Data Recipient of any such condition, modification or termination, and Data Recipient shall promptly comply with any such notice within such period of time as may be determined in good faith by the Exchange to be necessary, consistent with its statutory obligations. Any person that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder. If Data Recipient is a Member of the Exchange, as that term is defined in the Exchange's rules, then Data Recipient expressly acknowledges and agrees that: (i) this Agreement does not limit or reduce in any way Data Recipient's obligations and responsibilities as a Member of the Exchange; (ii) this Agreement does not in any way alter the procedures or standards generally applicable to disciplinary or other actions taken by the Exchange to enforce compliance with, or impose sanctions for violations of, the Exchange Requirements and (iii) the nonpayment of amounts due under this Agreement could result in the suspension or cancellation of Data Recipient's Exchange membership in accordance with the Exchange Requirements. In addition, Exchange represents, warrants and covenants that it will treat all parties that receive Exchange Data in a non-discriminatory manner including, without limitation, with respect to this Section 8 as well as Sections 3, 5 and 6 of this Agreement.

9. LIMITATION OF LIABILITY/DISCLAIMER OF WARRANTIES. Absent fraud or willful misconduct by Exchange or a claim arising out of Exchange's indemnification obligation, the Exchange, its officers, directors, shareholders, employees, agents and consultants shall not be liable to Data Recipient, or any recipient of Exchange Data retransmitted by Data Recipient, for any inaccurate or incomplete Exchange Data, nor for any delays, interruptions, errors, or omissions in the furnishing thereof, nor for any direct, indirect or consequential damages arising from or occasioned by said inaccuracies, delays, interruptions, errors or omissions. DATA RECIPIENT EXPRESSLY ACKNOWLEDGES THAT THE EXCHANGE DOES NOT MAKE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO EXCHANGE DATA, INCLUDING, WITHOUT LIMITATION, ANY IMPLIED WARRANTIES OR ANY WARRANTIES OF MERCHANTABILITY, QUALITY OR FITNESS FOR A PARTICULAR PURPOSE. THE EXCHANGE, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND CONSULTANTS SHALL NOT BE LIABLE TO DATA RECIPIENT, OR ANY RECIPIENT OF EXCHANGE DATA REDISTRIBUTED BY DATA RECIPIENT, FOR ANY CONSEQUENTIAL, EXEMPLARY, SPECIAL, INCIDENTAL OR PUNITIVE DAMAGES, INCLUDING BUT NOT LIMITED TO, LOSS OF OR DAMAGE TO DATA, LOSS OF BUSINESS OR LOST PROFITS, ARISING OUT OF THIS AGREEMENT.

10. Indemnification by Data Recipient. Absent fraud or willful misconduct by Exchange or a claim arising out of Exchange's indemnification obligation, Data Recipient agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, affiliates, officers, directors, employees, agents, any related persons and entities, from and against all expenses and costs and damages (including reasonable legal fees and expenses), direct, consequential and/or incidental in nature, claims, demands, proceedings, suits, and actions brought by third parties resulting from, in connection with, or arising out of any redistribution of Exchange Data by Data Recipient, and for any failure by Data Recipient to comply with its obligations under this Agreement; provided that: (i) Exchange promptly notifies Data Recipient in writing of the claim; (ii) Data Recipient shall have sole control of the settlement and defense of any action to which this indemnity relates; and (iii) Exchange reasonably cooperates to facilitate such defense.

11. Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless Data Recipient and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses and costs and damages (including any legal fees and expenses), direct, consequential, and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange Data, or Data Recipient's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right; provided that: (i) Data Recipient promptly notifies Exchange in writing of the claim; (ii) Exchange shall have sole control of the settlement and defense of any action to which this indemnity relates; and (iii) Data Recipient reasonably cooperates to facilitate such defense.

12. Assignment. Data Recipient may not assign this Agreement without the prior written consent of Exchange, provided, however, that Exchange shall not unreasonably withhold such consent. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to Data Recipient.

13. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

14. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

15. Use of Name. Exchange shall not advertise, publicly announce or otherwise state that it is providing services to Data Recipient or its affiliates without the prior written consent of Data Recipient. Without limiting foregoing, without prior written consent, Exchange shall not use the name of Data Recipient or any affiliate thereof in any advertising or promotional materials, including but not limited to, any published list of data recipients or other clients or in its web site displays.

16. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing to Exchange at the address specified above or to Data Recipient at its last reported principal office address or other address, if specified below. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. If any provision of this Agreement is held to be unenforceable, in whole or in part, such holding will not affect the validity of the other provisions of this Agreement. This Agreement constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and Data Recipient with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

Data Recipient____________________	EDGA Exchange, Inc.
Signature: ____________________	Signature: ____________________
Printed Name: ____________________	Printed Name: ____________________
Title: ____________________	Title: ____________________
	Date:____________________

Exhibit F - EDGA

7 Service Bureau Agreement

INSTRUCTIONS FOR EDGA EXCHANGE, INC. SERVICE BUREAU AGREEMENT

The following agreement authorizes a Service Bureau to route trades on behalf of a Member of EDGA Exchange, Inc. If you have any questions regarding this agreement, please contact Sales at (201) 942.8204 Once completed, please fax to:

EDGA Exchange, Inc.
Attention: Sales
Fax #: 201.557.8019

Before this agreement can go into effect, the original copy of this agreement must be signed and mailed to the following address:

EDGA Exchange, Inc.
545 Washington Boulevard
Jersey City, NJ 07310
Attn: Sales

EDGA EXCHANGE, INC. SERVICE BUREAU AGREEMENT

1. This Service Bureau Agreement (this "Agreement") is between EDGA Exchange, Inc. ("Exchange") the Member of Exchange designated below ("Member"), and the Authorized Service Bureau designated below ("Service Bureau").
2. This Agreement authorizes the Service Bureau to route orders and any modifications thereto to Exchange on behalf of the Member.
3. By executing this Agreement, the undersigned Member agrees that it is responsible for all orders using its mnemonic entered on the Exchange through or by the Service Bureau. The Member also agrees to accept and honor all trades executed on Exchange as a result of orders routed to Exchange through or by the Service Bureau using the Member's mnemonic, regardless of whether such orders were provided to Exchange in error by the Service Bureau.
4. The Member understands and agrees that it is its sole responsibility to immediately notify Exchange in the event that it wishes to terminate this Agreement.
5. This Agreement is for the term of one year from the date of execution and shall be automatically renewed on an annual basis unless terminated by any party upon 24 hours written notice.
6. This Agreement shall be governed by the laws of the state of New York without regard to its choice of law provisions.

IN WITNESS THEREOF, THE PARTIES HAVE EXECUTED THIS SERVICE BUREAU AGREEMENT EFFECTIVE AS OF THE DATE SET FORTH BELOW.

Service Bureau	**Member**	**EDGA Exchange, Inc.**
______________________	______________________	______________________
Signature	*Signature*	*Signature*
______________________	______________________	_Eric W. Hess__________
Print Name	*Print Name*	*Print Name*
______________________	______________________	_General Counsel_____
Title (must be officer)	*Title (must be officer)*	*Title*
______________________	______________________	______________________
Name of Service Bureau	*Name of Firm*	*Date*
______________________	______________________	
Service Bureau Contact	*Date*	
______________________	______________________	
Phone Number of Contact Person	*MPID of Member*	

Exhibit F - EDGA

8 Waive In Membership Application

EDGA Exchange, Inc.
Waive-in Membership Application Form

An applicant for membership ("Applicant") with EDGA Exchange, Inc. ("Exchange") that is or was formerly a subscriber of the electronic communications network Direct Edge ECN LLC and an active member of: (1) the Financial Industry Regulatory Authority ("FINRA"), or (2) a registered national securities exchange, shall, for a temporary 90-day period beginning on _____ and ending on ____, have the option, by submitting this Waive-In Membership Application Form, (i) to apply to become a Member of the Exchange and, (ii) to automatically register with the Exchange all of its associated persons whose registrations are active at the time the Exchange is approved as a national securities exchange and who are registered in categories recognized by the Exchange. The Exchange may request additional documentation from Applicant in order to determine that an Applicant meets the qualification standards set forth in Exchange Rule 2.5. The Exchange will make determinations with respect to Waive-In Membership Applications in accordance with Exchange Rule 2.6.

Applicant must complete this Waive-In Membership Application Form, which should be sent, along with the documents listed below via certified or first class mail, or via courier or messenger service, to EDGA Exchange, Inc., 545 Washington Boulevard, Jersey City, NJ 07310, Attention: Sales. Questions regarding this Waive-In Membership Application should be directed to Sales, (201) 942-8259.

In addition to this Waive-In Application Form, Applicant should submit the following:

- Exchange User Agreement, including Statutory Disqualification Notice.
- Routing Agreement

General Information

Application Date:________________ Applicant Name:____
Applicant's CRD Number:__________ Applicant's Designated Examining Authority:_________________

Self-Regulatory Organization ("SRO") Memberships

Indicate below the SROs of which the Applicant is a Member:

BATS Exchange	International Securities Exchange	National Stock Exchange
Chicago Board Options Exchange	NASDAQ	New York Stock Exchange
Chicago Stock Exchange	NASDAQ OMX BX (BX)	NYSE Alternext
FINRA	NASDAQ OMX PHLX	NYSE Arca.

Supervision of Trading Activity on the Exchange

Provide the following information for the person primarily responsible for supervision of the firm's Authorized Traders.

Name: ________________________ Email: ________________________

Title: ________________________ Phone: ________________________

CRD#: ________________________ Fax: ________________________

Exhibit F - EDGA
9 Sponsoring Member Consent

SPONSORING PARTICIPANT AGREEMENT

On behalf of the Sponsored Participant, the undersigned agrees to comply with the EDGA Exchange, Inc. ("Exchange") Certificate of Incorporation, By-Laws, and Rules of the Exchange, and all written interpretations thereof, as if Sponsored Participant were a Member of the Exchange. These requirements include, but shall not be limited to, the items listed below.

The Sponsored Participant:

- shall enter into and maintain a User Agreement with the Exchange;
- shall enter into and maintain a Routing Agreement with Direct Edge ECN LLC, if it will use the routing services provided by that entity;
- shall maintain, keep current and provide to the Sponsoring Member, and to the Exchange upon request, a list of Authorized Traders who may obtain access to the System on behalf of the Sponsored Participant. Sponsored Participant shall be subject to the obligations of Exchange Rule 11.4 with respect to such Authorized Traders;
- shall familiarize its Authorized Traders with all of the its obligations under Exchange Rule 11.3 and will assure that they receive appropriate training prior to any use or access to the Exchange;
- may not permit anyone other than Authorized Traders to use or obtain access to the Exchange;
- shall take reasonable security precautions to prevent unauthorized use or access to the Exchange, including unauthorized entry of information into the Exchange, or the information and data made available therein. Sponsored Participant understands and agrees that Sponsored Participant is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of Authorized Traders, and for the trading and other consequences thereof;
- acknowledges its responsibility to establish adequate procedures and controls that permit it to effectively monitor its employees', agents', and customers' use and access to the Exchange for compliance with the terms of this agreement; and
- shall pay when due all amounts, if any, payable to Sponsoring Member, the Exchange or any other third parties that arise from the Sponsored Participant's access to and use of the Exchange. Such amounts include, but are not limited to applicable Exchange and regulatory fees.

[Remainder of page intentionally left blank]

Authorized Acknowledgement of Sponsored Participant:

The undersigned, as a duly appointed Officer, Partner, Managing Member, or Sole Proprietor of the applicant Sponsored Participant, does hereby acknowledge and agree to the terms and provisions of Exchange Rule 11.3, and shall comply with the Exchange Rules, as amended.

Full Legal Name of Sponsored Participant:____

CRD # (if applicable): ____

____

Signature of Authorized Official, Partner, Managing Member or Sole Proprietor

____

Print Name

Title: ____

Date: ____

☐ Attached is a User Agreement executed by Sponsored Participant.

☐ Attached is a Routing Agreement executed by Sponsored Participant (required only if Sponsored Participant plans on using Direct Edge ECN LLC for outbound routing).

Contact Information for Sponsored Participant:

Contact Name and Title: ____

Business Address: ____

Phone: ______________________ Fax: ____________________ Email: ___________________________

Sponsoring Member:

Full Legal Name of Sponsoring Member: ____

CRD #: ____

SPONSORING MEMBER CONSENT

We, ____________________________, a Member of the Exchange, are hereby notifying EDGA Exchange, Inc. ("Exchange") that we intend to be a Sponsoring Member providing access to a Sponsored Participant, as those terms are defined in Exchange Rule 11.3, by permitting the Sponsored Participant identified below to send orders directly to the Exchange using our mnemonic (or the mnemonic of our clearing broker, as applicable).

We acknowledge and agree that we are responsible for all orders entered on or through the Exchange by the Sponsored Participant and any person acting on behalf of or in the name of such Sponsored Participant. We further acknowledge and agree that we must be identified on any order submitted by the Sponsored Participant as the Sponsoring Member of that order, and that any execution occurring as a result of an order entered by a Sponsored Participant shall be binding in all respects on us. In that regard, we acknowledge and agree that we are acting as agent for the person submitting the order through sponsored access, and as such, that we are responsible for all related contractual and regulatory obligations. We further acknowledge and agree that we are responsible for any and all actions taken by the Sponsored Participant or any person acting on behalf of or in the name of the Sponsored Participant on or through the Exchange.

In addition to Exchange Rule 11.3, we have further reviewed other provisions of the Rules of the Exchange and the terms of our User Agreement with the Exchange. The Sponsored Participant has agreed to comply with all applicable Rules of the Exchange governing the entry, execution, reporting, clearing and settling of orders in securities eligible for trading on the Exchange. We understand that we are required and agree to impose appropriate regulatory and supervisory procedures in connection with orders directed to the Exchange by the Sponsored Participant.

Sponsoring Member Firm:

____

Name of Clearing Broker (if applicable):

____

Senior Officer Name/Title:

____

Date:____________________________________

____

Signature

Sponsored Participant:

Full Legal Name____________________________________ CRD # (if applicable):________________